Form 20-F
period 2000-12-31
VIRYANET LTD
filed 2001-05-10
CIK 1119744

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the Fiscal year ended December 31, 2000

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          COMMISSION FILE NUMBER ___________


                                 VIRYANET LTD.
            (Exact Name of Registrant as specified in its charter)

                            ______________________

                                STATE OF ISRAEL
                (Jurisdiction of incorporation or organization)

                            5 KIRYAT HAMADA STREET
                        SCIENCE BASED INDUSTRIES CAMPUS
                                P.O. BOX 23052
                            HAR HOTZVIM, JERUSALEM
                                 ISRAEL 91230
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

 Title of each class                Name of each exchange on which registered

   NONE                                N/A
----------------------------        ------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares, par value NIS 0.1 per share
-------------------------------------------------------------------------------

                                                            (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

             N/A
-----------------------------------------------------------------

                                (Title of Class)

Indicate the number of outstanding shares of each of issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2000, the Registrant had outstanding 21,664,673 ordinary shares.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                      Yes: [X]                     No: [_]

Indicate by check mark which financial statement item the Registrant has elected to follow:

                    Item 17 [_]                   Item 18 [X]

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
PART I...............................................................................        1
  Item 1.   Identity of Directors, Senior Management and Advisors....................        1
  Item 2.   Offer Statistics and Expected Timetable..................................        1
  Item 3.   Key Information..........................................................        2
              Selected Financial Data................................................        2
              Capitalization and Indebtedness........................................        3
              Reasons for the Offer and Use of Proceeds..............................        3
              Risk Factors...........................................................        3
  Item 4.   Information on our Company...............................................        12
              History and Development................................................        12
              Business Overview......................................................        12
              Organizational Structure...............................................        16
              Property, Plant and Equipment..........................................        16
  Item 5.   Operating and Financial Review and Prospects.............................        17
              Operating Results......................................................        19
              Liquidity and Capital Resources........................................        22
              Research and Development, Patents and Licenses, etc....................        25
              Trend Information......................................................        25
  Item 6.   Directors, Senior Management and Employees...............................        26
              Directors and Senior Management........................................        26
              Compensation...........................................................        28
              Board Practices........................................................        29
              Employees..............................................................        32
              Share Ownership........................................................        32
  Item 7.   Major Shareholders and Related Party Transactions........................        36
              Major Shareholders.....................................................        36
              Related Party Transactions.............................................        38
              Interests of Experts and Counsel.......................................        41
  Item 8.   Financial Information....................................................        41
              Consolidated Statements and Other Financial Information................        41
              Significant Changes....................................................        41
  Item 9.   The Offer and Listing....................................................        42
              Market Price Information...............................................        42
              Markets on Which our Ordinary Shares Trade.............................        42
  Item 10.  Additional Information...................................................        42
              Share Capital..........................................................        42
              Memorandum and Articles of Association.................................        42
              Material Contracts.....................................................        44
              Exchange Controls......................................................        44
              Taxation...............................................................        45
  Item 11.  Quantitative and Qualitative Disclosures about Market
              Risk...................................................................        54
  Item 12.  Description of Securities other than Equity Securities...................        54

Part II..............................................................................        54
  Item 13.    Defaults, Dividend Arrearages and Delinquencies........................        54
  Item 14.    Material Modifications to the Rights of Security Holders and
              Use of Proceeds........................................................        54

Part III.............................................................................        55
  Item 17.    Financial Statements...................................................        55
  Item 18.    Financial Statements...................................................        55
  Item 19.    Exhibits...............................................................        56

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Unless the context otherwise requires, all reference in this annual report to "ViryaNet," "we," "our," "us" and the "Company" refer to ViryaNet Ltd. and its consolidated subsidiaries. Reference to "dollars" or $ are to United States dollars.

     Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

     We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project" and similar expressions identify forward-looking statements.

     The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements, including the achievement of the anticipated levels of profitability, growth, cost, the timely development and acceptance of new products, the impact of competitive pricing, the impact of general business and global economic conditions and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission.

     Except to the extent required by law, neither we, nor any of our respective agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

                                    PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

Selected Consolidated Financial Data

     The tables that follow present portions of our financial statements and are not complete. You should read the following selected financial data with our consolidated financial statements, notes to our consolidated financial statements and Operating and Financial Review and Prospects section included in this annual report. Historical results are not necessarily indicative of any results to be expected in any future period.

     We derived the selected consolidated statements of operations data below for the years ended December 31, 1998, 1999 and 2000, and the selected consolidated balance sheet data as of December 31, 1999 and 2000, from our audited consolidated financial statements, which are included elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). We derived the consolidated statements of operations data for the years ended December 31, 1996 and 1997 and the selected consolidated balance sheet data as of December 31, 1996, 1997 and 1998 from audited consolidated financial statements that are not included in this annual report.

                  Summary Consolidated Financial Information

                                                                             Year Ended December 31,
                                                                    --------------------------------------------
                                                                     1996     1997      1998      1999      2000
                                                                     ----     ----      ----      ----      ----
                                                                     (in thousands, except per share data)
Statement of Operations Data:
Revenues:
  Software licenses.............................................     $   916  $ 1,067  $  1,801  $   4,269  $ 17,027
  Maintenance and services......................................      10,547   12,400    11,724     11,533    10,080
                                                                     -------  -------  --------  ---------  --------
    Total revenues..............................................      11,463   13,467    13,525     15,802    27,107
Cost of revenues:
  Software licenses.............................................         120      106       146        952       938
  Maintenance and services......................................       6,342    8,817     9,709      9,978     7,857
                                                                     -------  -------  --------  ---------  --------
    Total cost of revenues......................................       6,462    8,923     9,855     10,930     8,795
Gross profit....................................................       5,001    4,544     3,670      4,872    18,312
                                                                     -------  -------  --------  ---------  --------
Operating expenses:
  Research and development, net.................................         953    3,443     5,322      6,865     7,224
  Sales and marketing, net......................................       1,124    3,329     8,862     13,537    16,385
  General and administrative....................................       2,049    2,403     2,602      3,518     3,857
  Amortization of deferred stock compensation (1)...............          --       12       250        798     1,104
                                                                     -------  -------  --------  ---------  --------
    Total operating expenses....................................       4,126    9,187    17,036     24,718    28,570
Operating income (loss).........................................         875   (4,643)  (13,366)   (19,846)  (10,258)
Financial income (expenses), net................................        (105)     (85)      234       (565)       26
Financial expenses related to amortization of beneficial
    conversion feature and compensation related to warrants
    to investors in convertible loan (*)                                  --       --        --         --   (16,556)
                                                                     -------  -------  --------  ---------  --------
Net income (loss)...............................................     $   770  $(4,728) $(13,132) $ (20,411) $(26,788)
                                                                     =======  =======  ========  =========  ========
Preferred shares deemed dividend................................     $        $  (116) $    (61) $    (303) $     --
                                                                     =======  =======  ========  =========  ========
Net income (loss) to shareholders of ordinary shares............     $   770  $(4,844) $(13,193) $ (20,744) $(26,788)
                                                                     -------  -------  -------   ---------  --------
Basic net earnings (loss) per share.............................     $  0.31  $ (1.91) $  (5.16) $   (7.74) $  (3.34)
Diluted net earnings (loss) per share...........................     $  0.23  $ (1.91) $  (5.16) $   (7.74) $  (3.34)
                                                                     -------  -------  --------  ---------  --------

(1) Amortization of deferred stock compensation relates to the following:
   Cost of revenues.............................................          --       --        --  $      16  $      4
   Research and development, net................................          --       --        --        391        --
   Sales and marketing..........................................          --       --  $    120         39       207
   General and administrative...................................          --  $    12       130        352       893
                                                                     -------  -------  --------  ---------  --------
                                                                          --  $    12  $    250  $     798  $  1,104
                                                                     =======  =======  ========  =========  ========

                                                                                December 31,
                                                                            ------------------

                                                                 1996    1997    1998       1999        2000
                                                                ------  ------   -----     ------      -------
                                                                            (in thousands)
Balance Sheet Data:
Cash and cash equivalents................................      $   905   $ 817  $   554    $  1,886    $ 21,838
Working capital (deficit)................................        1,425    (519)  (2,343)    (11,305)     21,126
Total assets.............................................        8,699    7,333   8,638       8,692      34,840
Long-term loan, including current
maturities...............................................          671     133       62          11
Convertible debentures...................................           --      --       --          --          --
Shareholders" equity (deficiency)........................        1,569      69   (1,452)    (10,555)     23,181

_______________________

(*) Financial expenses related to beneficial conversion feature of convertible debentures and detachable warrants were recorded at the time of our initial public offering in September, 2000, due to the discounted conversion feature of the convertible debentures which converted into ordinary shares at that time.

Capitalization and Indebtedness

     Not applicable.

Reasons for the Offer and Use of Proceeds

     Not applicable.

Risk Factors

                          Risk Relating to Our Business

We have a history of losses and our recent financial results have been lower than expected.

    We incurred net losses of approximately $4.7 million in 1997, $13.1 million in 1998, $20.4 million in 1999 and $26.8 million in 2000. As of December 31, 2000, we had an accumulated deficit of approximately $74.9 million. As a result, we will need to generate significant revenues to achieve and maintain profitability. Our revenue for the first quarter ended March 31, 2001 was $4.6 million, as compared to $8.2 million for the fourth quarter ended December 31, 2000, and was below the Company's expectations. This revenue shortfall was due primarily to customers and prospective customers, especially in the telecommunications area, experiencing issues related to current adverse economic conditions that are causing them to defer their technology purchasing. We expect that revenue growth during the remainder of 2001 will be at lower rates than in previous years. Such continued adverse economic conditions could cause our revenues to continue to decrease and make it more difficult for us to reach profitability.

We have a limited operating history in our current principal market, which will make it difficult or impossible for you to predict our future results of operations.

    We began operations in March 1988 as a general software services company. In 1995, we changed our strategic focus to the development of service delivery chain management applications, including our product first internet-based service community management product, Service Suite. We did not introduce ViryaNet Service Hub until the fourth quarter of 1999. Each of these changes has required us to adjust our business processes and make a number of significant personnel additions and changes. Historically, most of our revenues were generated from our services activities. Substantially all of our revenues in 1998, 1999 and 2000 were generated from our service delivery chain management applications, including Service Suite. We anticipate that the substantial majority of our revenues in the near future will be generated from transactions which will include the ViryaNet Service Hub and related products. Our prospects must be considered in light of the risks and difficulties frequently encountered by companies dependent upon operating revenues from a new product line in an emerging and rapidly evolving market. Because of our limited experience in our principal market and with our principal product, we cannot provide assurance that our strategy for operating in that market or selling that product will be successful. Our historical results of operations should not serve as indications of future performance.

We may experience significant fluctuations in our quarterly results, which makes it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price for our ordinary shares.

    Our quarterly revenues, gross profits and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations:

    . changes in demand or timing of orders, especially large orders, for our products and services;

    .  timing of product releases;

    .  the dollar value and timing of contracts;

    .  delays in implementation;

    .  changes in the proportion of service and license revenues;

    .  price and product competition;

    . increases in selling and marketing expenses, as well as other operating expenses;

    .  technological changes;

    .  adverse economic conditions and currency fluctuations; and

    .  consolidation of our clients.

    A substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, it is possible that our quarterly results of operations may be below the expectations of public market analysts and investors. If this happens, the price of our ordinary shares will likely decrease.

Historically, our revenues have been concentrated in a few large orders and a small number of customers and our business could be adversely affected if we lose a key customer.

    A significant portion of our revenues each year has been derived from large orders from a small number of clients. In 1998, 1999 and 2000, we derived 55%, 55% and 9% of our revenues from two customers, Sun Microsystems and GE Medical, who are shareholders or warrant holders. In 1999, 71% of our revenues were derived from four customers, including Sun Microsystems and GE Medical, and no one customer accounted for more than 33% of our revenues. In 2000, two customers each accounted for approximately 11% or more of our revenues, and represented an aggregate of 23% of our total revenues. We do not expect that these customers will represent a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We cannot assure you that other customers will purchase our products and services in the future. The loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to decrease and make it more difficult for us to reach profitability.

Our sales cycle is variable and sometimes long and involves significant resources on our part, but may never result in actual sales.

    Our sales cycle from our initial contact with a potential customer to the signing of a license agreement has historically been lengthy and is variable. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources. The purchasing decisions of our customers are subject to the uncertainties and delays of the budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures. Any delays in sales could cause our operating results to vary widely. If our sales cycle shortens, our quarterly operating results may become less predictable and may fluctuate more widely than in the past. A number of companies decide which products to buy through a request for proposal process. In those situations, we run the risk of investing significant resources in a proposal, only to lose to our competition.

Since we have historically depended upon Service Suite applications, the failure of these products in the marketplace in the future could adversely affect our revenues.

    Our future success depends on market acceptance of our new ViryaNet Service Hub internet-based products, as well as continued acceptance of our Service Suite and related applications. We have licensed applications to only a small number of clients. If our products do not achieve or maintain market acceptance or if our competitors release new products that achieve quicker market acceptance, have more advanced features, offer better performance or are more price competitive, license revenues for our products may not grow and may even decline.

If we are unable to accurately predict and respond to market developments or demands, our business will be adversely affected.

    The market for internet-based service community platforms has only recently begun to develop and is rapidly evolving. This makes it difficult to predict demand and market acceptance for our products. We cannot guarantee that the market for our internet-based products will grow or that our products will become widely accepted. If the market for our internet-based products does not develop as quickly as we expect or if our internet-based products are not accepted by clients, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment, client requirements and new product introductions by existing or future competitors could render our existing products obsolete and unmarketable, or require us to develop new products. A significant increase in the number of clients, or a significant increase in our development of new product offerings, or both, could require us to expend significant amounts of money, time and other resources to meet the demand. This could strain our personnel and financial resources.

If we fail to achieve or improve our margins on service revenues in the future, our results of operations could suffer.

    Our margins on service revenues have declined from 17% in 1998 to 13% in 1999. Our margins on service revenues improved to 22% in 2000, but this trend may not continue. This decrease in 1999 was primarily caused by the additional costs associated with our transition from providing customization services to our major clients to providing implementation services to a larger number of clients. To improve our margins, we are working on increasing our service revenues and decreasing our cost of service revenues. Failure to improve our margins on service revenues could cause our business to be less profitable.

If we fail to expand our relationships with third parties, we may be unable to increase our revenues.

    To focus more effectively on our core business of developing and licensing software solutions, we need to establish relationships with third parties that can provide implementation and consulting services to our customers. Third-party implementation and consulting firms can also be influential in the choice of service community management solutions by new customers. If we cannot establish and maintain effective, long-term relationships with implementation and consulting providers, or if these providers do not meet the needs or expectations of our customers, we may be unable to increase our revenues and our business could be seriously harmed. As a result of the limited resources and capacities of many third-party implementation providers, we may be unable to attain sufficient focus and resources from the third-party providers to meet all of our customers' needs, even if we establish relationships with these third parties. If sufficient resources are unavailable, we will be required to provide these services internally, which could limit our ability to expand our base of customers. A number of our competitors have significantly more established relationships with these third parties and, as a result, these third parties may be more likely to recommend competitors' products and services rather than our own. Even if we are successful in developing relationships with third-party implementation and consulting providers, we will be subject to significant risk as we cannot control the level and quality of service provided by third-party implementation and consulting partners.

Undetected defects may increase our costs and impair the market acceptance of our products and technology.

    Our software products are complex and may contain undetected defects, particularly when first introduced or when new versions or enhancements are released. Testing of our products is particularly challenging because it is difficult to simulate the wide variety of client environments into which our products are deployed. Despite testing conducted by us and our clients, we have in the past shipped product releases with some defects, some customers have cited possible defects, and have otherwise discovered other defects in our products after their commercial shipment. Our products are frequently critical to our clients' operations. As a result, our clients and potential clients have a greater sensitivity to product defects than do clients of software products generally.

    Defects may be found in current or future products and versions after the start of commercial shipment. This could result in:

    .     a delay or failure of our products to achieve market acceptance;

    .     adverse client reaction;

    .     negative publicity and damage to our reputation;

    .     diversion of resources; and

    .     increased service and maintenance costs.

    Defects could also subject us to legal claims. Although our license agreements contain limitation of liability provisions, these provisions may not be sufficient to protect us against these legal claims. The sale and support of our products may also expose us to product liability claims.

Decisions by clients to develop their own service management solutions or greater market acceptance of our competitors' products could result in reduced revenues or gross margins.

    The market for third-party internet-based service community platforms is relatively immature, but has begun to develop rapidly and competition is intense. This market and the market for service management solutions is fragmented and stratified. We compete for the business of global or nationwide organizations that seek to support complex and sophisticated products across a variety of industries.

    Our competitors may be in a better position to devote significant resources to the development, promotion and sale of their products, and to respond more quickly to new or emerging technologies and changes in client requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase their ability to successfully market their products. We also expect that competition will increase as a result of consolidations in the industry. As we develop new products, we may begin to compete with companies with which we have not previously competed. We cannot assure you that competition will not result in price reductions for our products and services, fewer client orders, reduced gross margins or loss of market share, any of which could materially adversely affect our business, financial condition and results of operations.

We rely on software from third parties. If we cannot continue using that software, we would have to spend additional capital to redesign our existing software.

    We integrate various third-party software products as components of our products. Our business would be disrupted if functional versions of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either redesign our software to function with alternate third-party software or develop these components ourselves. We might be forced to limit the features available in our current or future product offerings and the commercial release of our products could be delayed.

We may be unable to expand our sales, marketing and support organizations which may hinder our ability to grow and meet customer demands.

We need to substantially expand our direct and indirect sales and marketing operations to increase market awareness and sales of our products. We may also need to increase our technical and customer support staff to support new clients and the expanding needs of existing clients. Qualified individuals are in great demand throughout the software industry and there is intense competition for qualified personnel. Competition for qualified people may lead to increased labor and personnel costs. If we do not succeed in retaining our personnel or in attracting new employees, our business could suffer significantly.

If we are unable to attract, train and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

    As our business continues, we will need to hire additional qualified engineering, administrative, operational, sales and technical support personnel. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. Many members of our senior management, including our chief executive officer, chief operating officer and chief financial officer, were only recently hired. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate and retain highly qualified professional employees. Competition for these employees is intense in both Israel and the United States. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our ability to carry out our business plan.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

    Our success and ability to compete are substantially dependent upon our internally developed technology. Other than our trademarks, most of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. We filed a provisional patent application covering some of our technologies for creating and supporting service communities on the internet. In December 2000, we filed the patent application detailing the claims regarding some our technologies for creating and supporting service communities on the internet. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

    We have received a notice from a third party alleging that our use of the ViryaNet Service Hub name infringes on this third party's trademark rights. We have responded and denied this claim and we are currently negotiating with such third party. We cannot predict whether this dispute will settle successfully, whether this third party would prevail in any claims brought against us, whether other third parties will assert claims of infringement against us, or whether any past or future assertions or prosecutions will harm our business. If we are forced to defend against this claim or any other claims, whether they are with or without merit or determined in our favor, then we may face costly litigation, diversion of management resources or, if any claims prevail, damages or significant increases in development or marketing costs.

    We have placed, and in the future may place, our software in escrow. The software may, under specified circumstances, be made available to our clients. We have provided our software directly to clients. This may increase the likelihood of misappropriation or other misuse of our software.

    Substantial litigation over intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. We believe that many industry participants have filed or intend to file patent and trademark applications covering aspects of their technology. We cannot be certain that they will not make a claim of infringement against us based on our products and technology. Any claims, with or without merit, could:

    .     be expensive and time-consuming to defend;

    .     cause product shipment and installation delays;

    .     divert management's attention and resources; or

    . require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component.

Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition and results of operations.

Marketing and distributing our products outside of the United States may require increased expenses and greater exposure to risks that we may not be able to successfully address.

    We market and sell our products and services in the United States, United Kingdom, Israel and Japan. We received 26% of our total revenues in 1998, 24% of our total revenues in 1999 and 25% of our total revenues in 2000 from sales to customers located outside of the United States. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We have limited experience in developing localized versions of our products and marketing and distributing our products outside of the United States. We are subject to a number of risks customary for international operations, including:

    . changing product and service requirements in response to the formation of economic and marketing unions, including the European Economic Union;

    .     economic or political changes in international markets;

    . greater difficulty in accounts receivable collection and longer collection periods;

    .     unexpected changes in regulatory requirements;

    .     difficulties and costs of staffing and managing foreign operations;

    . the uncertainty of protection for intellectual property rights in some countries;

    .     multiple and possibly overlapping tax structures; and

    .     currency and exchange rate fluctuations.

We are likely to require additional financing and may not be able to raise additional financing on favorable terms or at all.

    We currently anticipate that our current cash and cash equivalents will be sufficient to meet our anticipated needs for our business operations through at least the next 12 months. Subsequently, we are likely to require additional funding for our business operations and can provide no assurance that we will be able to raise such additional funding on favorable terms or at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our site content, features or services, or otherwise respond to competitive pressures would be significantly limited.

The market price of our ordinary shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all.

    The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of technology companies, particularly internet-related companies, have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our ordinary shares. The market price of the ordinary shares may fluctuate substantially due to a variety of factors, including:

    . any actual or anticipated fluctuations in our financial condition and operating results;

    . public announcements concerning us or our competitors, or the internet industry;

    . the introduction or market acceptance of new service offerings by us or our competitors;

    .     changes in security analysts' financial estimates;

    .     changes in accounting principles;

    .     sales of our ordinary shares by existing shareholders; and

    .     the loss of any of our key personnel.

    In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management's attention and resources, which could cause serious harm to our business.

Future sales of our ordinary shares in the public market or issuances of additional securities could cause the market price for our ordinary shares to fall.

    As of March 15, 2001, we had 21,709,673 ordinary shares outstanding and have reserved an additional 6,400,000 ordinary shares for issuance under our option plans and outstanding warrants, with an additional 1,000,000 ordinary shares for issuance under our option plans pending shareholder approval. If a large number of our ordinary shares are sold, the price of our ordinary shares would likely decrease.

    We may continue to issue warrants to some of our customers, and the issuance of these securities could be dilutive to our shareholders. These warrants will be valued using the Black-Scholes method when they are issued, and we will reflect appropriate charges in our financial statements at that time.

Our executive officers, directors and affiliated entities will be able to influence matters requiring shareholder approval and they may disapprove actions that you voted to approve.

    As of March 15, 2001, our executive officers, directors and entities affiliated with them, in the aggregate, beneficially owned approximately 25% of our outstanding ordinary shares. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions

Any future acquisitions of companies or technologies may distract our management and disrupt our business.

    We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. We may engage in discussions and negotiations with companies about our acquiring or investing in those companies' businesses, products, services or technologies. We cannot make assurances that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty assimilating that company's personnel, operations, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders. We do not have any agreement to enter into any material investment or acquisition transaction.

                         Risks Related to the Internet

Our business is dependent on the internet and if clients do not continue to use the internet, our business will suffer.

    Our market is relatively new and rapidly evolving. Our future success will depend on the acceptance by clients of the internet and business-to-business internet solutions as an integral part of their business model. Demand for and market acceptance of recently introduced services are each subject to a high level of uncertainty. If use of the internet does not continue to develop, or develops more slowly than expected, we may not be able to execute our business plan successfully.

    The level of demand and acceptance of internet business-to-business services may not increase for a number of reasons, including:

    . inadequate network infrastructure and congestion of traffic on the internet;

    .     actual or perceived lack of security of information;

    .     inconsistent quality of service;

    .     lack of availability of cost-effective, high-speed service;

    .     lack of access and ease of use;

    .     excessive governmental regulation; and

    .     uncertainty over intellectual property ownership.

    We cannot assure you that the internet infrastructure will be able to support expected growth or that the performance and reliability of the internet will not decline as a result of this growth. Many internet sites have experienced a variety of interruptions in their service as a result of outages and other delays occurring throughout the internet network infrastructure. If these outages or delays frequently occur in the future, internet usage could grow more slowly than anticipated or even decline.

    If acceptance and growth of the internet as a medium for business-to-business commerce does not continue, our business strategy may not be successful because there may not be a continuing market demand for our services. Any well-publicized compromise of security could deter businesses from using the internet to conduct transactions that involve transmitting confidential information. Computer viruses that spread over the internet could disable or damage the systems we develop for our clients. Decreased internet traffic as a result of general security concerns or viruses could cause companies to reduce their amount of technology spending, which could hurt our results of operations.

                    Risks Related to Our Location in Israel

It may be difficult to effect service of process and enforce judgments against directors, officers and experts in Israel.

    We are organized under the laws of the State of Israel. Many of our executive officers and directors and some of the experts named in this annual report are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions instituted in Israel.

Political, economic and military conditions in Israel could negatively impact our business.

    Our principal research and development facilities are located in Israel. We are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the state of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, which varies in degree and intensity, has caused security and economic problems in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing or revived hostilities related to Israel will not have a material adverse effect on us or our business and on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. In addition, since October 2000, there has been a significant increase in violence, primarily in the West Bank and Gaza Strip.

    Generally, all male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if political and military conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the new Israeli shekel against the dollar.

    Most of our revenues are in dollars or are linked to the dollar, while a substantial portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In 1998, the rate of devaluation of the NIS against the dollar exceeded the rate of inflation, a reversal from prior years. However, in 1999 and in 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

The tax benefits available to us from government programs may be discontinued or reduced at any time, which would likely increase our taxes.

    We have received grants in the past and receive tax benefits under Israeli government programs. To maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in fixed assets from our equity. Some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay increased taxes. The government of Israel has reduced the benefits available under these programs recently and these programs and tax benefits may be discontinued or reduced in the future. In May 2000, the Israeli government approved in principle a tax reform proposal that would reduce or eliminate some of these benefits in the future. Legislation will be required to implement these changes, and we are not certain whether legislation will be enacted. If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

    We cannot assure you that we will not be treated as a passive foreign investment company in 2001 or in future years. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of the average value (or possibly the adjusted bases of our assets in particular circumstances) of our assets, including the pro rata share of the assets of any company in which we are considered to own 25% of the shares by value, in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of you will be subject to adverse tax consequences, including:

    . taxation at the highest ordinary income tax rates in effect during your holding period on some distributions on our ordinary shares and gain from the sale or other disposition of our ordinary shares;

    .     paying interest on taxes allocable to prior periods; and

    . no increase in the tax basis of our ordinary shares to fair market value at the date of your death.

ITEM 4.  INFORMATION ON OUR COMPANY

History and Development

     Both our legal and commercial name is ViryaNet Ltd. We were incorporated and registered in Israel on March 13, 1988 under the Israeli Companies Ordinance -- 1984, as a private limited company, under the name R.T.S. Relational Technology Systems Ltd. We changed our name to RTS Business Systems Ltd. on September 7, 1997 and to RTS Software Ltd. February 1, 1998. On April 12, 2000, we changed our name to ViryaNet Ltd. The principal legislation under which we operate is the Israeli Companies Law - 1999.

     Our registered office is located at 5 Kiryat Hamada Street, Science Based Industries Campus, P.O. Box 23052, Har Hotzvim, Jerusalem, 91230, Israel and our telephone number is 972-2-581-1462. We have appointed our United States subsidiary, ViryaNet, Inc., located at 2 Willow Street, Southborough, Massachusetts 01745-1027 as our agent for service of process.

     In 1995, we introduced Service Suite, a collection of four client/server-based field service management applications. From 1995 to 1999, we focused on selling these enterprise solutions to global, enterprise 1000 organizations. With the Service Suite applications, organizations were able to better manage their supply chain, contracts, workforce and repair businesses.

     During the fourth quarter of 1999, we introduced ViryaNet Service Hub, an internet-architected service business platform, on which service organizations integrate their service applications and databases and interact with the various members of their service community, including mobile field engineers, customers, partners and vendors.

     We transferred the functionalities found in our Service Suite applications to the ViryaNet Service Hub platform. We also introduced new capabilities into the product, taking advantage of the flexibility, ease of use and pervasive adoption of the internet.

     We market our new internet-based solution primarily to the telecommunication, utilities, high technology, and industrial automation industries. ViryaNet Service Hub focuses on helping these organizations better manage their workforce as part of their total operational support systems initiatives. Our new ViryaNet Service Hub for wireless workforce management solution gained early acceptance by the service industry, winning a "best-of-show" product award at the Field Service Solutions 2000 conference.

     Since ViryaNet Service Hub's introduction, we have issued three major enhancement releases. Our latest version, ViryaNet Service Hub 4, was released on January 2, 2001.

     Our principal capital expenditures for each of fiscal 2000, 1999 and 1998 have been for computer equipment and software, for which we spent approximately $1.8 million, $0.8 million and $0.5 million in each respective year.

Business Overview

     We develop, market and support software products that provide companies with wireless workforce management solutions for their service communities. Service communities encompass all participants in the service management and delivery process, including service organizations, their field engineers, customers, partners, vendors and suppliers. To capitalize on the opportunity offered by the internet, service organizations need solutions that support complex service delivery requirements while enabling collaboration of the service community to achieve high-quality and cost effective service delivery.

     Our solution is designed to meet the needs of service organizations of companies with service commitments, as well as third-party service providers who fulfill these commitments on an outsourced basis, by offering real-time management and collaboration of the entire service community. Our solutions include workforce management, service level agreement management, customer self-service, repair return automation and auction-based procurement and replenishment.

     We have developed and sold a suite of flexible and scalable software products for the management of service operations in organizations. These service delivery chain management products, called Service Suite, help organizations that provide field service to customers, develop proposals for and track commitments under service contracts, manage inventory and field service personnel, follow customer calls and generate accurate and detailed bills. Service Suite customers of these products include EMC Corporation, GE Medical Systems and Sun Microsystems.

Products

ViryaNet Service Hub

     ViryaNet Service Hub, which was introduced in the fourth quarter of 1999, is a business-to-business internet platform for service communities. ViryaNet Service Hub unites an organization's service applications and allows its entire service community - including customers, operations managers, field engineers, suppliers, and subcontractors to conduct work and share information on service related matters. Each component of ViryaNet Service Hub shares a consistent, easy-to-use, browser-based graphical user interface. The components share a common underlying technology architecture and a common data model that allows them to work together and share information. The components are also universally accessible, allowing employees to work anywhere using desktop or mobile computers, mobile telephones, personal digital assistants (PDAs) or other handheld devices.

     As the ViryaNet application platform, ViryaNet Service Hub supports a robust suite of ViryaNet solutions that improve an organization's service delivery and enhance its revenue opportunities such as management of service contracts, entitlement tracking, availability of service or spare parts, inventories, shipping, call dispatch and tracking, administration of field service personnel, repair depot operations, pricing and invoicing.

     ViryaNet Service Hub contains the following key elements:

     Service Portal
     --------------

     Service Portal is a personalized gateway that allows internal users as well as customers, field employees and external partners, suppliers and vendors to interface with ViryaNet Service Hub using the internet. Service Portal, when used with the other components of ViryaNet Service Hub, allows users to access service information in real time, share documents, collaborate with other users and obtain service. Service Portal is designed to be seamlessly integrated with other corporate portals of an organization. Service Portal allows the creation of users' profiles and includes a registration process that enables ViryaNet Service Hub to categorize the user and determine for security and efficiency purposes the scope of access and use of the system that is permitted for that user. Commonly used internet-based collaboration capabilities, including chat, forums and customer feedback are facilitated through Service Portal. Using a standard browser, each user can configure a customized display of active monitors, graphs and notification queues. A user can subscribe to a variety of information sources from enterprise knowledge bases and receive updates on a timely basis.

     mService Gateway
     ---------------

     mService Gateway provides mobile users, like field engineers, with remote access to ViryaNet Service Hub and its applications and data. With mService Gateway, field engineers can acknowledge being dispatched to a customer service location through a variety of mobile devices like PalmOS and WindowsCE personal digital assistants, web-enabled telephones, and I-mode Docomo telephones, which are dominant in Japan. Once dispatched, engineers can view their work orders, report work that they have done on service requests, create part activity reports, create new tasks to be performed in the context of a request, request that assistance be provided to complete the new tasks and create new service requests. These actions can be sent to the ViryaNet Service Hub through the mService Gateway if the mobile device has an internet connection. If the device has no immediately-available internet connection, the transactions can be stored locally and transferred to the ViryaNet Service Hub through the mService Gateway the next time the device is connected to the internet. Through our arrangement with AvantGo, a provider of mobile infrastructure software and services, we plan to resell the AvantGo Enterprise product integrated with mService Gateway. This bundled solution is designed to enable field service technicians to remotely process data from a wide range of enterprise applications using a variety of wireless and remote devices that support the AvantGo browser.

     Service Intelligence
     --------------------

     Service Intelligence allows users to analyze service operations and facilitates the production of related reports. Service Intelligence is based on a collection of key performance indicators that track data on the basis of criteria like financial trends, service performance, service rates, revenue and cost per product type. It further allows companies to define their own performance indicators, monitors and reports, and create graphs and charts. For each key performance indicator and monitor, a user can determine the data thresholds that the system must control and the alerts or messages that the system must send out to appropriate members of the service community.

     Service Engine
     --------------

     Service Engine contains the shared business definitions and rules used by Service Suite, Service Process and Service Intelligence.

     Integration Server
     ------------------

     Integration Server uses application program interfaces (APIs) that integrate ViryaNet Service Hub with the customer's other applications, including enterprise resource planning (ERP) applications, customer relationship management (CRM) applications, data warehouses and other commonly used service applications. Through Integration Server, users of ViryaNet Service Hub can directly access applications and databases required to provide comprehensive customer service.

     We have used our generic APIs to build specific interfaces to industry-leading applications from such vendors as MetaSolv Software, Remedy and ClickSoftware.

     Service Process
     ---------------

     Service Process includes a set of applications, created using Java technology, which is based on our extensive knowledge of commonly used service business processes. Applications available today include:

     . Wireless WorkForce Management, which provides service processes to accommodate an organization's full range of workforce activities, from the receipt of the service request and deployment and monitoring of field staff, to the collection of vital service data and closing of the work order; and

     . Mobile FE, which works with the wireless support of mService Gateway to extend workforce management to mobile field engineers using wireless devices like mobile computers, mobile telephones and PDAs.

     Service Suite
     -------------

     We also provide a suite of client-server enterprise applications for managing service delivery, which enables service organizations to automate many of the processes required for service fulfillment. These applications include:

     . Service Contract, which provides comprehensive and flexible contract management;

     .    Depot Repair, which manages high volume depot repair operations; and

     . Service Supply Chain, which manages the service logistics infrastructure.

     Each module within Service Suite can be installed independently or with other elements of ViryaNet Service Hub. These modules were designed to work in either a traditional client/server environment or an internet architecture.

     Products Under Development
     --------------------------

     We are in the process of developing the following functionality for ViryaNet Service Hub:

     . Improving support for application service providers to allow the service organization of multiple companies to be deployed from a single ViryaNet Service Hub installation. This functionality has been designed and will be implemented later in 2001. We expect that this effort will not require significant development resources before its commercial release.

     . Extending our service process to include new return material authorization (RMA) and repair functionality, based upon our capability and functionality found in the ViryaNet Service Suite product.

     . Extending our concept of managing service communities to service trading web sites. These trading web sites will enable vendors to bid for services and parts in auctions. We plan to integrate services from those sites into our customer's business processes, as well as participate in the formation of service web trading communities. We expect that this effort will not require significant development resources before its commercial release.

          Since the introduction of ViryaNet Service Hub in the fourth quarter of 1999, we have licensed our internet-based solution to, among others, BGE HOME, Broadwing, ITC Deltacom, Symbol, Teraoka Seiko, Citizens Communications and Switch and Data Facilities Corporation.

          During the year, we formed strategic alliances with world-class system integration, consulting, and reseller organizations, such as Cap Gemini Ernst & Young, Akili, CTG, Omron Alphatec and ClickSoftware, leveraging their industry presence and complementing our own direct sales channels.

          Our revenues are derived mainly from the licensing of our software and from maintenance and services which we provide. The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

                                                   Year Ended December 31,
                                                1998        1999        2000
                                              --------     -------     ------

Revenues:
   Software licenses......................      13.3%        27.0%      62.8%
   Maintenance and services...............      86.7         73.0       37.2
                                               -----        -----      -----
     Total revenues.......................     100.0        100.0      100.0

     The following table summarizes the revenues from our products and services by country, stated as a percentage of total revenues for the periods indicated.

                                      Year Ended December 31,
                Country            1998         1999        2000
                -------            ----         ----        ----

                United States       74%          76%         75%
                United Kingdom      22           19           6
                Japan                4            5          19
                                   ---          ---         ---
                Total              100%         100%        100%
                                   ===          ===         ===

     We target companies in the high technology, telecommunications, utilities and industrial automation industries that have extensive service commitments and complex products, strong commitments to customer satisfaction and an internet presence.

     We have a number of aggressive marketing programs to increase our market presence and awareness of our product benefits. We also emphasize and use a variety of lead generation programs. Our goal in 2001 is to broaden our awareness to other industries. Within some of the industries listed, we also plan on introducing our solution offering to organizations which employ between 25 and 100 field engineers.

     Our sales and marketing staff consists of professionals in a variety of fields, including marketing and media relations, direct sales, technical sales consultants, product management, advertising and business management consulting.

     As of December 31, 2000, we employed 52 sales, marketing and business development personnel. The majority of our sales personnel operate through our United States subsidiary and the balance operate through our United Kingdom and Japan subsidiaries. Our United Kingdom subsidiary is responsible for sales and marketing in Europe.

     Although the majority of our sales have resulted from using our own marketing lead generation and direct sales, we have entered into several marketing partnership agreements with Akili, Cap Gemini Ernst & Young, Omron Alphatec, CTG, MetaSolv and Symbol.

     Cap Gemini Ernst & Young, Akili, Omron Alphatec, and CTG provide consulting and implementation services; MetaSolv provides order management and service fulfillment solutions; and Symbol provides handheld computers and scanner devices.

     We expect to benefit from marketing programs and leads generated by these partners, as well as cooperation from the sales forces of these partners in sales opportunities identified by them. We intend to expand our marketing and implementation capacity through the use of third parties, including systems integrators, vendors of complementary products and providers of service applications. By employing third parties in the marketing and implementation process, we expect to enhance sales by taking advantage of the market presence of these third parties and devote more resources to making additional sales and reduce the cost of each sale.

     We also intend to explore and establish indirect sales channels through relationships with additional resellers who offer complementary products and application service providers. Resellers will be primarily used to sell special versions of our product configured for specific market targets, to be combined with their complementary products.

     Application service providers will be used to provide our product to customers who wish to avoid the initial cost of our product combined with the required hardware platforms and infrastructure investments. Through an application service provider, customers will be billed a monthly rental or subscription fee. We believe that this application service provider channel will be effective for reaching segments of the market for which the higher costs of a direct sales channel are not appropriate.

     We have created an alliances and partnership team to work with our business partners, including systems integrators, complementary product vendors and application service providers.

Organizational Structure

     We are organized under the laws of the State of Israel. We are the parent company of our wholly owned operating subsidiaries which are specified in the table below.

     Name of Subsidiary            Country of Incorporation
     ViryaNet Inc.                 United States of America
     ViryaNet Europe Ltd.          United Kingdom
     ViryaNet Japan                Japan

Property, Plants and Equipment

     We do not own any real property. Our engineering and research and development facilities are located in Jerusalem, Israel, where we occupy approximately 16,950 square feet. The premises are leased under a lease agreement which will terminate on December 31, 2002 with total annual rent of approximately $276,200.

     Our subsidiary located in the United States leases approximately 13,807 feet in Southborough, Massachusetts which is utilized primarily for administrative, marketing, sales, service and technical support purposes. We relocated our United States headquarters to Southborough, Massachusetts in May 2000. The premises are leased under a lease agreement which will expire in 2005 with total annual rent of approximately $331,000. In addition, our subsidiary located in the United States leases an aggregate of 2000 square feet of office space in Atlanta, Georgia, Plano, Texas, Dublin, California, and Huntington Beach, California primarily used for sales purposes, which expire at various dates through 2002 with a total annual rent of approximately $190,000. Our subsidiary located in the United Kingdom leases approximately 2734 square feet in Hemel Hempsted, under a lease agreement which will expire in December 2006 with a total annual rent of approximately $71,000, and our subsidiary in Japan leases approximately 2110 square feet under a lease agreement which will expire on June 30, 2001 with a total annual rent of $94,000 approximately.

     We believe that these facilities are adequate to serve our current needs. However, if we expand our operations in the future, we may need additional space in Israel and abroad.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH ITEM 3 "SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE "CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS."

Overview

     We develop, market and support wireless workforce management solutions for field service communities. These solutions enable field service organizations to schedule and dispatch field service personnel efficiently; capture and record logistics and labor activity; and monitor, report, and measure this activity meeting an organization's installation, preventative maintenance, and break-fix obligations. Our wireless workforce management solution supports wireless devices over standard wireless networks.

     We were founded in 1988. Through 1997, we generated revenue primarily from the sale of customized systems for customer service and product support and related services, and invested relatively few resources in developing software products. In the first quarter of 1997, we began to develop standardized service delivery chain management software. During 1997 and 1998, we intensified our research and development activities and, in the second quarter of 1998, we commercially released our service delivery chain management product, Service Suite. Concurrently with the release, we began to build our direct sales force and expand our marketing activities. In the fourth quarter of 1999, we introduced our initial internet-based product, ViryaNet Service Hub.

Where We Derive Our Revenues

     We derive revenues from licenses of our software products and from related services, which include implementation, consulting, customer customization and integration, post-contract customer support and training. Our products are typically licensed directly to customers for a perpetual term. Before the first quarter of 2000, all of our license revenues were derived from licenses of Service Suite products. In the first quarter of 2000, we also started to recognize revenues relating to licenses and implementation of ViryaNet Service Hub. We bill customers according to contract terms. Amounts collected from customers in excess of revenues recognized are recorded as deferred revenue.

How We Recognize Revenue

     We recognize license and services revenues on contracts involving significant implementation or customization by us using the percentage-of-completion method. We classify revenue from these arrangements as license and service revenues based on the estimated fair value of each element. Provision for estimated contract losses are recognized in the period in which the loss becomes probable and can be reasonably estimated. License revenues on contracts that do not involve significant implementation or customization by us are recognized, under Statement of Position No. 97-2, when persuasive evidence of an arrangement exists, the fee is fixed and determinable, collection is probable and delivery has occurred. Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor-specific objective evidence of the relative fair values of each element in the arrangement. Our vendor-specific objective evidence used to allocate the sales price to professional services and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method according to SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, for certain transactions. Under the residual method, revenue is recognized for the delivered elements when (1) there is vendor-specific objective evidence of the fair values of all the undelivered elements,
(2) vendor-specific objective evidence of fair value does not exist for one or more of the delivered elements in the arrangement, and (3) all revenue recognition criteria of the amended SOP 97-2 are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element.

     Service revenues from professional services and training are recognized as these services are performed. Service revenues from post-contract maintenance services are recognized pro-rata over the contractual support term, generally one year.

     Effective January 1, 2000, we adopted the new guidelines on revenue recognition as described in Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statement" of the Securities and Exchange Commission (the "SEC") in December 1999. This adoption did not have a significant effect on our consolidated results of operations or financial position.

How We Sell Our Products

     We sell our products through our direct sales force, and expand our sales efforts through relationships with system integrators and vendors of complementary products. Our revenues are derived from customers in the United States, United Kingdom, Japan and Israel. We price our products based on the market conditions in each jurisdiction where we operate.

     A significant portion of our revenues has been derived from a small number of relatively large companies. For the years 1998, 1999, and 2000 respectively, we derived 55%, 55% and 9% of our revenues from two customers, Sun Microsystems and GE Medical, who are shareholders or warrant holders. In 1999, 71% of our revenues were derived from four clients, including Sun Microsystems and GE Medical, and no one customer accounted for more than 33% of our revenues. In 2000, two customers each accounted for approximately 11% of our revenue and represented an aggregate of 23% of our total revenues. We do not expect that these customers will represent a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We expect this portion to decrease as a percentage of our total revenues.

Our Reporting Currency

     Our reporting currency is the United States dollar. Transactions and balances of subsidiaries whose functional currency is not the dollar have been translated to dollars under the principles described in Financial Accounting Standards Board Statement No. 52. Assets and liabilities have been translated at period-end exchange rates. Results of operations have been translated at average exchange rates. As the exchange gains and losses arising from these translations are immaterial, they are recorded as financial expenses.

Stock-Based Compensation

     Through December 31, 2000, we have recorded unearned stock compensation related to stock option grants to our employees and consultants totaling $2.8 million, of which $0.6 million remains to be amortized through 2005. This amount represents the difference between the exercise price and the estimated fair value of our ordinary shares on the date these stock options were granted. This amount is included as a component of shareholders' equity and is being amortized by charges to operations over the vesting period of the options, consistent with the method described in Accounting Principles Board Opinion No. 25 and Statement of Financial Accounting Standards No. 123 and EITF 96-18. We recorded amortization of unearned stock compensation of $250,000, $798,000 and $1,104,000 in 1998, 1999, and 2000, respectively. The amortization of stock compensation is classified as a separate component of operating expenses in our consolidated statement of operations.

Initial Public Offering and Private Placements

     In September 2000, we completed our initial public offering. In this offering, we raised gross proceeds of $32 million, issuing 4 million ordinary shares at a price of $8 per share.

     In February and March 2000, some of our shareholders loaned us an aggregate of $5.0 million. These convertible loans converted into the convertible debentures issued in April 2000 as described below. These shareholders were also issued warrants to purchase up to an aggregate of 124,999 ordinary shares at an exercise price of $4.56 per share. The warrants, which may be exercised until the earlier of five years from the date of issuance, a merger of ViryaNet, or the sale of all or substantially all of our shares or assets were valued at $505,000. In April 2000, we issued convertible debentures to three additional investors in an aggregate amount of $11.0 million.

     All of the convertible debentures bore annual interest at the London interbank offered rate plus 2%. On the date of our initial public offering, all of the convertible debentures, including unpaid interest, were automatically converted into 3,343,885 ordinary shares reflecting a conversion price of $4.80 per share, a discount of 40% of the price per share of the initial public offering. In September 2000, we recorded a one-time financing expense of approximately $16.6 million.

Operating Results

     The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

                                                      Year Ended December 31,
                                                      ----------------------
                                                   1998        1999       2000
                                                  -------    --------    -------

Revenues:
   Software licenses.........................      13.3%        27.0%     62.8%
   Maintenance and services..................      86.7         73.0      37.2
                                                  -------    --------   -------
     Total revenues..........................     100.0        100.0     100.0
Cost of revenues:
   Software licenses.........................       1.1          6.0       3.5
   Maintenance and services..................      71.8         63.1      28.9
                                                  -------    --------   -------
     Total costs of revenues.................      72.9         69.1      32.4
Gross profit.................................      27.1         30.9      67.6
Operating expenses:
   Research and development, net.............      39.3         43.4      26.7
   Sales and marketing.......................      65.5         85.7      60.4
   General and administrative................      19.2         22.3      14.2
   Amortization of deferred stock
     compensation............................       1.8          5.0       4.1
                                                  -------    --------    -------
     Total operating expenses................     125.8        156.4     105.4
Operating loss...............................     (98.7)      (125.5)    (37.8)
Financial income (expenses), net.............       1.7         (3.6)      0.1
                                                  -------    --------    -------

 Financial expenses related to beneficial
   conversion feature of convertible
   debenture.................................                            (61.1)
                                                                         -------
Net loss.....................................     (97.0)      (129.2)    (98.8)
                                                  =======    ========    =======
Preferred shares deemed dividend.............      (0.5)        (1.9)        -
                                                  =======    ========    =======
Net loss to shareholders of ordinary
   shares....................................     (97.5)%     (131.1)%   (98.8)%
                                                  -------    --------    -------

Geographic Distribution

     While our products are sold in specified countries, the implementation of these products may be performed for global clients on a worldwide basis. The following table summarizes the revenues from our products and services by country, stated as a percentage of total revenues for the periods indicated.

                                        Year Ended December 31,
                                        -----------------------
Country                              1998         1999        2000
-------                              ----         ----        ----

United States................         74%          76%         75%
United Kingdom...............         22           19           6
Japan........................          4            5          19
                                     ----         ----        ----
Total........................        100%         100%        100%
                                     ----         ----        ----

Comparison of Fiscal Years Ended December 31, 1999 and 2000

Revenues

     Total revenues increased 72% from $15.8 million in 1999 to $27.1 million in 2000.

     Software Licenses. Software licenses revenues consist of licenses of our software as well as third-party software. Third-party software consists of software that is either embedded in our software or enhances the functionality of our software. We resell third-party software to our customers at margins that are lower than margins that we earn on our software. Software licenses revenues increased 299% from $4.3 million in 1999 to $17.0 million in 2000. This increase was primarily attributable to software licenses revenues recognized from contracts with five customers that accounted for $8.6 million of revenues and additional customers that accounted for the remainder of the revenues.

     Maintenance and Services. Maintenance and services revenues consist of consulting, implementation, customization and integration, post-contract customer maintenance, and training. Our maintenance and services revenues decreased 13% from $11.5 million in 1999 to $10.1 million in 2000. This decrease was primarily due to a reduction in customization and implementation services of approximately $1.9 million from 1999 to 2000. This decrease was partially offset by increases in maintenance revenues of approximately $500,000. Maintenance and services revenues comprised 73% of our revenues in 1999 and 37% in 2000. This decrease was a result of our efforts to increase sales of software licenses and because the implementation of our products requires less customization.

Cost of Revenues

     Total cost of revenues decreased 20% from $10.9 million in 1999 to $8.8 million in 2000.

     Software Licenses. Cost of software licenses revenues consists primarily of payments to third parties for our reselling of their software. Software licenses costs decreased 1% from $952,000 in 1999 to $938,000 in 2000. Cost of software licenses as a percentage of revenues from software licenses declined from 22% in 1999 to 6% in 2000. This decline was primarily due to a contract with one client in 1999 that involved an unusually large component of third-party software.

     Maintenance and Services. Cost of maintenance and services revenues consists primarily of salaries and facility costs. Maintenance and service costs decreased 21% from $10.0 million in 1999 to $7.9 million in 2000. This decrease resulted primarily from streamlining of support and training personnel. Maintenance and services costs as a percentage of related maintenance and services revenues was 87% in 1999 and 78% in 2000. The decrease in maintenance and services costs as a percentage of maintenance and services revenues resulted primarily from the personnel reductions which we implemented in the fourth quarter of 1999. While we expect that we will incur maintenance and services costs in 2001 higher than the levels expended in 2000, we also expect to adjust these expenses according to the needs of our business.

Operating Expenses

     Research and Development, Net. Research and development, net includes costs relating to the development of our products. These costs consist primarily of employee salaries and benefits, facilities costs, and the cost of consulting resources that supplement our internal development team. Due to the relatively short time between the date our products achieve technological feasibility and the date they generally become available to customers, costs subject to capitalization under SFAS No. 86 have been immaterial and have been expensed as incurred. Research and development, net expenses increased 5% from $6.9 million in 1999 to $7.2 million in 2000. This increase was attributable to the increase of personnel costs due to the hiring of new personnel for our ongoing development efforts. We expect that we will continue to devote substantial resources to research and development. While we expect that we will incur research and development expenses in 2001 similar to the levels expended in 2000, we also expect to adjust these expenses according to the needs of our business.

     Sales and Marketing. Sales and marketing expenses consist of salaries, commissions, field office expenses, travel and entertainment, promotional expenses, and facility costs. Sales and marketing expenses increased 21% from $13.5 million in 1999 to $16.4 million in 2000. This increase of $2.9 million was attributable to increase in personnel costs of

$1.3 million and increase in marketing programs that amounted to $1.6 million. While we expect that we will incur sales and marketing expenses in 2001 similar to the levels expended in 2000, we also expect to adjust these expenses according to the needs of our business.

     General and Administrative. General and administrative expenses consist of salaries for administrative, executive and finance personnel, information system costs, professional services, and allocated facilities costs. These costs increased 10% from $3.5 million in 1999 to $3.9 million in 2000. This increase was attributable to increases in personnel expenses. While we expect that we will incur general and administrative expenses in 2001 similar to the levels expended in 2000, we also expect to adjust these expenses according to the needs of our business.

     Amortization of Stock-Based Compensation. Amortization of stock-based compensation includes the amortization of unearned employee stock-based compensation and expenses for stock granted to consultants in exchange for services. Stock-based compensation expense is amortized over the vesting schedule of the option, typically four years, using the straight line approach. With the grant of some stock options, we recorded aggregate unearned stock-based compensation expense of $2.8 million through December 31, 2000. Stock-based compensation included in operating expenses totaled $798,000 in 1999 and $1.1 million in 2000.

     Financial Income and Financial Expenses. Net financial expenses were $565,000 in 1999 compared to net financial income of $26,000 in 2000. In 1999 and 2000, financial expenses were $641,000 and $589,000 respectively and financial income was $76,000 and $615,000 respectively. The interest expense resulted from interest expenses from the use of bank lines of credit and the interest income resulted from interest earned on our cash and cash equivalents' balances.

Comparison of Fiscal Years Ended December 31, 1998 and 1999

Revenues

     Total revenues increased 17% from $13.5 million in 1998 to $15.8 million in 1999.

     Software Licenses. Software licenses revenues increased 137% from $1.8 million in 1998 to $4.3 million in 1999. This increase was primarily attributable to software licenses revenues recognized from contracts with two major customers that accounted for $3.0 million in 1999 compared to $424,000 in 1998. For the years 1998 and 1999 respectively, revenues from licenses of third-party software were 16% and 30% of total software licenses revenues.

     Maintenance and Services. Our maintenance and services revenues decreased 2% from $11.7 million in 1998 to $11.5 million in 1999. The reason for the decrease was a reduction in customization services of $1.9 million from 1998 to 1999. This decrease was offset by increases in revenues from other professional services generated by the implementation of our software and by increases in maintenance revenues. Service revenues from the implementation of our software and post-contract maintenance increased by $1.7 million from 1998 to 1999. Maintenance and services revenues comprised 87% of our revenues in 1998 and 73% in 1999. This decrease was a result of our efforts to increase sales of software licenses and limit the scope of projects involving significant customization.

Cost of Revenues

     Total cost of revenues increased 11% from $9.9 million in 1998 to $10.9 million in 1999.

     Software Licenses. Software licenses costs increased 552% from $146,000 in 1998 to $952,000 in 1999. This increase was primarily due to a contract with one client in 1999 that involved a large component of third-party software.

     Maintenance and Services. Maintenance and service costs increased 3% from $9.7 million in 1998 to $10.0 million in 1999. This increase resulted primarily from hiring and training additional consulting, support and training personnel to support our growing client base. Maintenance and services costs as a percentage of related maintenance and services revenues was 83% in 1998 and 87% in 1999. The increase in maintenance and services costs as a percentage of maintenance and services revenues resulted primarily from the additional costs of our transition from providing customization services to two major clients to providing implementation services to a larger number of clients.

Operating Expenses

     Research and Development, Net. Research and development expenses increased 29% from $5.3 million in 1998 to $6.9 million in 1999. This increase in research and development expenses was attributable to the increase of personnel costs due to the hiring of new personnel for our ongoing development efforts.

     Sales and Marketing. Sales and marketing expenses increased 53% from $8.9 million in 1998 to $13.5 million in 1999. The increase of $4.6 million for 1999 compared to 1998 was attributable to a $3.6 million increase in personnel expenses and a $1.0 million increase in marketing costs.

     General and Administrative. General and administrative costs increased 35% from $2.6 million in 1998 to $3.5 million in 1999. This increase was attributable to increases of $810,000 in personnel expenses and $230,000 in professional services expenses.

     Amortization of Stock-Based Compensation. Stock-based compensation included in operating expenses totaled $250,000 in 1998 and $798,000 in 1999.

     Financial Income and Financial Expenses. Financial income was $234,000 in 1998 compared to a financial expense of $565,000 in 1999. The financial income in 1998 consists of interest income due to higher average cash and cash equivalent and short-term investment balances over the period and higher income from foreign currency re-measurement. The increase in financial expenses in 1999 resulted from interest expenses incurred from our bank lines of credit.

Liquidity and Capital Resources

How We Have Financed Our Business

     We have primarily financed our operations through placements of our ordinary and preferred shares and convertible debentures. Through December 31, 2000, gross proceeds from private placements of ordinary and preferred shares and convertible debentures totaled $54.1 million. In September 2000, we completed our initial public offering in which we raised gross proceeds of $32 million. At the initial public offering, all the preferred shares were converted into ordinary shares. To a lesser extent, we have financed our operations through short-term bank facilities and other financing arrangements. In March 1999 and January 2000, we issued warrants to purchase an aggregate of 286,956 ordinary shares to a subsidiary of Bank Hapoalim, at exercise prices ranging from $4.60 to $5.75 per share. The warrants contained a cashless exercise feature and were exercised by the bank at the time of the initial public offering. During the first four months of 2000, we sold an aggregate of $16.0 million in principal amount of convertible debentures, bearing interest at the London interbank offered rate plus 2%, payable on a quarterly basis starting in April 2001. $5.0 million of the $16.0 million was received in February and March 2000 and $11.0 million was received in April 2000. On the date of our initial public offering, all of the convertible debentures, including unpaid interest, were automatically converted into 3,343,885 ordinary shares reflecting a conversion price of $4.80 per share, a discount of 40% of the price per share of the initial public offering.

Cash

     As of December 31, 2000, we had cash and cash equivalents of $21.8 million and we had a working capital of $21.1 million. As of December 31, 2000 we did not have any long-term borrowings.

     Net cash used in operating activities was $9.4 million in 1998, $13.1 million in 1999, and, $15.8 million in 2000. Net cash used in investing activities was $944,000 in 1998, $931,000 in 1999 and $2.2 million in 2000.
Investing activities consisted primarily of purchases of computers and software. Net cash provided by financing activities was $10.1 million in 1999, $15.4 million in 1999, and $38.2 million in 2000. Net cash provided by financing activities consists primarily of net proceeds from the issuances of preferred and ordinary shares as well as long term convertible debentures and, in 1999, from a net increase in our short-term bank line of credit of $5.1 million. In 2000, the financing activities included a net decrease in our short-term bank line of credit in the amount of $5.1 million.

Lines of Credit

     As of December 31, 2000, we had a line of credit with Bank Hapoalim that allowed us to borrow up to an aggregate of $6.0 million until March 31, 2001. In April 2001, Bank Hapoalim agreed to extend the line of credit until March 31, 2002. We agreed to grant Bank Hapoalim a warrant to purchase our ordinary shares, at an aggregate exercise price of $300,000. The fair value of such warrant is approximately $150,000, which shall be accounted for as a cost of the line of credit and will be amortized over a one year period. During April 2001, we drew an aggregate of $2 million from Bank Hapoalim on account of such credit line. Borrowings under the line of credit with Bank Hapoalim are in United States dollars and bear interest annually at the London interbank offered rate plus 1.5%. All borrowings under the line of credit with Bank Hapoalim are secured by a lien on our assets. Except as specified above, borrowings under the lines are not limited by the amount of our assets and do not require us to meet financial ratios or tests. As of April 30, 2001, we had $2,090,000 of outstanding indebtedness under our line of credit.

Operating Leases

     Payments under non-cancelable operating lease agreements for facilities and other equipment expire on various dates through 2006, resulting in aggregate lease expenses ranging from $939,000 in 2001 to $69,000 in 2006.

Future Cash Needs

     We expect that operating expenses and capital expenditures will continue to be a material use of our cash resources. We may utilize cash resources to fund acquisitions or investments in other businesses, technologies, or product lines. We believe that our working capital is sufficient for our anticipated needs for the next 12 months.

Research and Development Grants

     We conduct our research and development activities primarily at our principal offices in Israel. Our research and development efforts have been financed, in part, through grants from the office of the chief scientist of Israel. Under these grants, royalties are payable to the Israeli government, generally at the rate of 3% during the first three years, 4% over the following three years, and 5% in the seventh year and future years, on the revenues derived from products developed by us according to those programs. The maximum aggregate royalties will not exceed 100%, 150% in some circumstances, of the dollar-linked value of the total grant received. During 1996, we paid all royalties due to the office of the chief scientist amounting to a total of $676,000. Therefore, we are under no further obligation to pay royalties to the office of the chief scientist on the sale of products funded by the office of the chief scientist. The government of Israel does not own proprietary rights in the technology developed using its funding and there is no restriction on the export of the products manufactured using the technology. Some restrictions on the technology do apply, however, including the obligation to manufacture the product based on the technology in Israel and to obtain the office of the chief scientist's consent for the transfer of the technology to a third party. These restrictions continue to apply to us although we have paid the full amount of royalties payable under these grants. If the office of the chief scientist consents to the manufacture of the products outside Israel, the regulations allow the office of the chief scientist to require the payment of increased royalties, ranging from 120% to 300% of the amount of the office of the chief scientist grant, depending on the percentage of foreign manufacture. If the chief scientist consents to the manufacture of our products outside Israel, we cannot assure you that we will not be required to pay the office of the chief scientist additional royalties.

     In 1998, we received a grant from the United States-Israel Binational Industrial Research and Development Foundation for a development project on our Service Suite line of products conducted by us and a United States partner. Under the terms of this grant, we are obligated to pay to the foundation royalties of 3% to 5% of the revenues derived from sales of products developed in this project, up to an aggregate amount equal to 100-150% of the grant, linked to the dollar and to the U.S. consumer price index. The cumulative amount of grants recognized was $330,000 as of December 31, 2000.

Effects of Currency Fluctuations

     Revenues generated and costs incurred outside of the United States are generally denominated in non-dollar currencies. For the years 1998, 1999 and 2000 respectively, 26%, 24% and 25% of our revenues were denominated in non-dollar currencies. Costs not effectively denominated in United States dollars are translated to United States dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the dollar and non-dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. In 1998, we had net income due to currency fluctuations of $275,000. In 1999 we had a net loss of $47,000 and in 2000 there was no income or loss due to currency fluctuations. We generally do not engage in currency hedging transactions to offset the risks with variations in currency exchange rates. Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on our business, financial condition and results of operations.

Impact of Inflation

     Since our revenues are generated in United States dollars and currencies other than New Israeli Shekels (NIS), and a substantial portion of our expenses is incurred and will continue to be incurred in NIS, we are exposed to risk by the amount that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar and other currencies or if the timing of the devaluation lags behind inflation in Israel. In 1994, 1995 and 1996, the inflation rate in Israel exceeded the rate of devaluation of the NIS against the dollar and other currencies. This trend was reversed during 1997 and 1998. In 1999 and 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS. We generally do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. We also do not own any market risk sensitive instruments. However, we may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks.

Effective Corporate Tax Rate

     Our tax rate will reflect a mix of the United States and the United Kingdom statutory tax rates on our United States and United Kingdom income and the Israeli tax rate discussed below. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to income tax at the rate of 36%. The majority of our income, however, is derived from our three investment programs with approved enterprise status under the law for the encouragement of capital investments and is eligible for some tax benefits.

     Under our first investment program, we will enjoy a reduced tax rate of 10-25% during a period of seven years in which this investment program produces taxable income depending on foreign investment. Under our other two investment programs we will enjoy a tax exemption on income derived during the first ten years in which these investment programs produce taxable income, provided that we do not distribute the income as dividends. All of these tax benefits are subject to various conditions and restrictions.

     As of December 31, 2000, we had net operating loss carryforwards for tax reporting purposes of approximately $28.8 million in the United States, $5.5 million in Israel, $11.4 million in the United Kingdom and $600,000 in Japan. In the United States, the internal revenue code limits the use in any future period of net operating loss carryforwards following a significant change in ownership interests. Since we have incurred tax losses through December 31, 2000, we have not used these net operating losses.

Adaptation to New Euro Currency

     In January 1999, a new currency called the euro was introduced in Austria, Belgium, Finland, France, Germany, Italy, Luxembourg, the Netherlands, Portugal, the Republic of Ireland and Spain. By June 30, 2002, at the latest, all participating European Monetary Union countries are expected to be operating with the euro as their single currency. Computer systems and software products will need to be designed or modified to accept the euro currency and, during the transitional phase, may need to accept both the euro and local currencies. Conversion to the euro will require restructuring of databases and internal accounting systems and the conversion of historical data. We believe that all products offered by us are adapted to the euro. Since the introduction of the euro we have not experienced any difficulties or complaints from the adaptation of our products to the euro. However, we did not contact our clients or suppliers to determine their preparedness for the adoption of the euro.

     We have not incurred any material expenses from the adaptation of our products to the euro and we do not expect to incur any expenses from future adaptation to the euro. However, we cannot assure you that our products or software provided to our clients by other vendors, or developed internally by our clients, will ensure an errorless transition to the euro. Even if our products and services satisfy these requirements, the products and services provided to our clients by other software vendors or developed internally by our clients may not be euro compliant and may disrupt our clients' ability to use our products.

Research and Development

     We believe that our future success depends, to a significant extent, on our ability to maintain and extend our technological leadership through our research and development activities. We employ product managers in our research and development activities. These managers provide a critical interface between our research scientists and client needs and industry developments. This interface helps focus our research and development personnel on developing market-driven applications. By using information provided by our product managers, we can also manage our research and development resources to address perceived market trends.

     Our research and development expenditures for 1998, 1999, and 2000 were $5.3 million, $6.9 million and $7.2 million respectively. We will continue to devote substantial resources to research and development. Part of our funding for research and development activity has in the past come from various Israeli government programs.

Trend Information

     For information about our expectations regarding our future cost of revenues, future operating expenses and liquidity and capital resources, please see the discussion under the "Risk Factors" section of Item 3 and the "Operating Results" section and the "Liquidity and Capital Resources" section of Item 5.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

  Name                    Age     Position
  ----                    ---     --------
Samuel I. HaCohen          43     Chairman of the Board of Directors
Winfried A. Burke          53     President and Chief Executive Officer
Vladimir Morgenstern       43     Executive Vice President, Corporate Program
                                  and Director
Menachem Ish-Shalom        41     Chief Operating Officer
Albert A. Gabrielli        42     Chief Financial Officer
Ron Ben-Natan              33     Senior Vice President of Engineering and Chief
                                  Technology Officer
John L. Sherry III         45     Senior Vice President of Worldwide Marketing
                                  and Business Development
Jeffrey Galin, Sr.         33     Senior Vice President of Worldwide Sales
Amnon Shoham               43     Director
Jay B. Morrison            52     Director
Steven N. Baloff           44     Director
Lawrence W. Hambly         54     Director
Hillel Milo                49     Director

     Samuel I. HaCohen co-founded ViryaNet in March 1988. Since March 1988, Mr. HaCohen has served as our chairman of the board of directors. From March 1988 until February 2001, Mr. HaCohen served as our chief executive officer and as the chairman of the board of directors. Before co-founding ViryaNet, Mr. HaCohen held senior systems management positions in John Bryce Systems Ltd., a software company, and the Hadassah Hospital, Jerusalem. Mr. HaCohen holds a Bachelor of Science degree in computer science and statistics from the Hebrew University of Jerusalem and has completed all course work for a Master of Science in statistics from the Hebrew University of Jerusalem.

     Winfried A. Burke joined us in October 1999 as our senior vice president of worldwide marketing. From October 2000 until February 2001, Mr. Burke served as our president and chief operating officer. In February 2001, Mr. Burke was appointed chief executive officer. Since February 2001, Mr. Burke has served as chief executive officer and president of ViryaNet. From January 1999 until October 1999, Mr. Burke served as vice president of sales and marketing for ViewSoft, a software company. From July 1997 until December 1998, Mr. Burke served as general manager of North American operations and vice president of worldwide channels and strategic alliances at Gentia Software, a software company. From August 1994 until July 1997, Mr. Burke was a merger and acquisition consultant. From 1991 until 1994, Mr. Burke served as vice president of sales and marketing for Oberon Software. Mr. Burke has also held various positions in product management, marketing and sales at Prime Computer, Apollo, Sequoia and Wang. He began his career as a software engineer at the Massachusetts Institute of Technology Instrumentation Laboratory, Draper Laboratory, where he worked on the Apollo and Space Shuttle projects, followed by software development assignments at the Massachusetts Institute of Technology Lincoln Laboratory and Data General. Mr. Burke holds a Bachelor of Science in computer science from the Massachusetts Institute of Technology.

     Vladimir Morgenstern co-founded ViryaNet with Mr. HaCohen. He has served as one of our directors since July 1999. Since November 1999, Mr. Morgenstern has served as our executive vice president, corporate program. He served as our technical manager and chief technology officer from March 1988 until November 1999. He has served as our director since July 1999. Before co-founding ViryaNet, Mr. Morgenstern held senior systems management positions in John Bryce Systems Ltd. and the Hadassah Hospital, Jerusalem. Mr. Morgenstern holds a Bachelor of Science degree in physics from Vilnius University in Lithuania and has completed all course work for a Master of Science in applied mathematics.

     Menachem Ish-Shalom has served as our chief operating officer since February 2001 and served as executive vice president of world-wide operations from November 2000 until February 2001. Mr. Ish-Shalom served as vice president of customer care and billing at Amdocs from April 2000 until November 2000. From May 1989 until April 2000, Mr. Ish-Shalom was employed at ViryaNet and served in a number of senior management positions, including research and development manager, general manager of Israeli operations, and executive vice president of engineering. Mr. Ish-Shalom holds a Bachelor of Science in computer science from the Hebrew University of Jerusalem.

     Albert A. Gabrielli has served as our chief financial officer since April 2001. From August 2000 until March 2001, Mr. Gabrielli served as the chief financial officer of Ziplink, a provider of wholesale internet connectivity services. From October 1999 until July 2000, he served as Vice President, Finance for Ziplink. From August 1998 until August 1999, Mr.

Gabrielli served as Vice President, Finance, Enterprise Data Product Group for Nortel Networks, a telecommunication networking company. From June 1998 until August 1998, he served as Vice President, Finance, Internet/Telecommunications and Enterprise Product Group for Bay Networks, a telecommunication networking company. From July 1995 until June 1998, he served in a number of senior management positions with Bay Networks. From 1982 until July 1995 Mr. Gabrielli was employed at Digital Equipment Corporation in a variety of finance and finance management roles, supporting professional services, data networking, and systems integration businesses. Mr. Gabrielli received his Bachelor of Science in economics and finance from Bentley College.

     Ron Ben-Natan has served as our chief technology officer since November 1999 and has served as senior vice president of engineering since February 2000. From June 1998 to November 1999, Mr. Ben-Natan served as our vice president product development. From July 1995 to June 1998, Mr. Ben-Natan served as the chief technology officer of Entity Object Technology, a software consulting company he co-founded. Mr. Ben-Natan holds a Doctor of Philosophy in computer sciences from the Hebrew University of Jerusalem.

     John L. Sherry, III joined us in March 2001 as our senior vice president of worldwide marketing and business development. From July 1999 to February 2001, Mr. Sherry served as vice president of marketing for Excelergy Corporation, a software provider to the restructuring energy industry. From January 1996 to July 1999, Mr. Sherry served as executive director of marketing for Kenan Systems (now Lucent Software Products Group), a provider of billing and customer care software to the telecommunications industry. From June 1983 to January 1996, Mr. Sherry served in a wide variety of product marketing and senior management roles for the IBM Corporation. Mr. Sherry holds a Bachelor of Science in applied mathematics from Brown University and a Master of Business Administration from the Harvard Business School.

     Jeffrey Galin, Sr. has served as our Senior Vice President of Worldwide Sales since November 2000. Prior to November 2000, he served in senior sales management positions since joining us in August 1997, including director of eastern regional sales beginning in August 1997 and Vice President of North American Sales beginning in January 1999. In November 2000, Mr Galin was appointed Senior Vice President of Worldwide Sales. Before joining us, Mr. Galin served as vice president of sales at Precise Software Solutions, where he was responsible for managing the sales effort of a SQL tuning technology for Oracle databases. In addition, from 1994 to 1995, Mr. Galin served as regional manager, eastern United States, for Mercury Interactive, a provider of Web performance management solutions based in Sunnyvale, California. Mr. Galin holds a Bachelor of Arts degree in finance and legal studies from the University of Massachusetts, Amherst.

     Amnon Shoham has served as one of our directors since October 1996. Mr. Shoham is the managing director of Cedar (Israel) Financial Advisors Ltd., a position he has held since 1997. From 1993 to 1997, Mr. Shoham served as a managing partner of Star Ventures in Israel. Mr. Shoham serves as a director on the board of directors of Jacada, a software company. Mr. Shoham holds a Bachelor of Arts in law from the University of Tel Aviv.

     Jay B. Morisson has served as one of our directors since October 1996. Dr. Morisson is the founder and managing general partner of Newbury Ventures, a United States venture capital firm established in 1992. Dr. Morisson is a general partner of Jerusalem Pacific Ventures (1994), one of our shareholders. Before 1992, Dr. Morisson held a number of positions with Govett & Co. and European International Fund Management Company, including the positions of chief financial officer and president of its venture capital subsidiary. Dr. Morisson serves as a director of Fundtech, a software company and of several privately held technology companies. He holds undergraduate and master's degrees in operational research from Ohio State University and a doctorate in business administration from the Haas School of Business at the University of California at Berkeley.

     Steven N. Baloff has served as one of our directors since October 1996. Mr. Baloff has served as a managing director and general partner of Advanced Technology Ventures, a United States venture capital firm, since 1996. Before joining Advanced Technology Ventures, from 1989 to 1995 Mr. Baloff served as president and chief executive officer of Worldview Systems, an electronic travel industry information service. Mr. Baloff holds a Bachelor of Arts in economics from Harvard College and a Master of Business Administration from Stanford University.

     Lawrence W. Hambly has served as one of our directors since August 1998. Since March 1993, Mr. Hambly has served as executive vice president of the Enterprise Services Division of Sun Microsystems, a manufacturer of networked computing systems. Since April 1990, Mr. Hambly has been a corporate executive officer of Sun Microsystem and a member of Sun Microsystem's executive management group. From April 1990 to March 1993, Mr. Hambly served as vice president of worldwide marketing of computer systems at Sun Microsystems. From June 1988 to April 1990, Mr. Hambly served as vice president of Sun Microsystem's Federal Systems Division. Before joining Sun Microsystems, Mr. Hambly served in field sales, sales management, and engineering positions with Symbolics, Data General, General Research, Logicon and Rockwell International. Mr. Hambly holds a Bachelor of Science Degree in physics from Montana State University and a Master of Science in physics from California State University.

     Hillel Milo has served as one of our directors since June 2000. Since 1995, he has been the chief executive officer of Clal Venture Capital Fund Limited Partnership. In 1997, he co-founded Infinity Venture Capital Fund Limited Partnership and served as its chief executive officer until June 1999. From 1993 to 1994, Mr. Milo was the co-founder and the general partner of the Walden Israel venture capital fund. Previously, Mr. Milo served as a director and executive officer in a privately-owned European financial and industrial investment company. Mr. Milo serves on the board of directors of Breezecom, a manufacturer of wireless access products, and Radvision, a developer of internet and network based communications products. Mr. Milo has a Bachelor of Science in mechanical engineering and a Master of Arts in management science from the University of Alabama.

Compensation

     We have entered into employment agreements with Messrs. HaCohen, Morgenstern, Burke, Ish-Shalom, Gabrielli, Sherry and Galin. These employment agreements contain various provisions, including provisions relating to assignment of intellectual property rights to us, non-competition and confidentiality and are in effect until terminated by either party upon advance notice of either 30 or 60 days or under specified circumstances under the terms of the particular agreement. The employment agreement entered into with Messrs. Ish-Shalom, Burke, Gabrielli and Sherry contain similar terms as those contained in the agreements with Messrs. HaCohen, Morgenstern and Galin except that (i) Mr. Ish-Shalom's agreement may be terminated by us without cause under the circumstance provided under his employment agreement, upon advance notice of 6 months, and may be terminated by Mr. Ish-Shalom upon advance notice of 60 days, and (ii) Messrs. Burke, Gabrielli and Sherry are entitled to 6 months of severance, including benefits, in the event we terminate their respective employment without cause, under the circumstances provided in each of their employment agreements. We have also entered into executive incentive bonus plans with these executives. These plans provide for quarterly bonus payments upon achievement by us of targeted levels in specific business performance categories.

     The aggregate remuneration we paid for the year ended December 31, 2000 to our directors and executive officers as a group was $2,565,756 in salaries, fees, commissions and bonuses. Included in this amount is remuneration to two of our former executive officers. This amount includes $39,709 set aside or accrued to provide for pension, retirement or similar benefits provided to our directors and executive officers.

     Other than Mr. Samuel HaCohen, who is entitled to receive the benefits specified in his employment agreement, our directors who are not executive officers do not receive cash compensation for their service on the board of directors or any board committee. However, all non-management directors are reimbursed for their expenses for each board meeting attended, and with respect to our external directors, such reimbursement is made in accordance with the applicable provisions of the Israeli law. For additional information, please see the discussion under the heading "External Directors". During fiscal 2000, options to purchase 700,000 ordinary shares were granted to our directors and executive officers. Included in this amount are options to purchase 450,000 ordinary shares granted to one of our former executive officers, of which 300,000 were canceled upon the termination of his employment with us. The weighted average exercise price of these outstanding options was $7.75 per share, with vesting over two to four years. All options were issued pursuant to the 1999 Stock Option and Incentive Plans (the "Option Plan"). In addition, the board of directors has approved, subject to shareholders approval, the grant of options to purchase 75,000 ordinary shares to Mr. HaCohen. For additional information please see discussion under the heading "Option Plans".

Board Practices

The following table sets forth certain information concerning our current directors and executive officers:

                                                               Commencement               Termination/Renewal
Name                        Current Office(s) Held              of Office                   Date of Office
-------------------------------------------------------------------------------------------------------------
Samuel I. HaCohen           Chairman of the Board of          March 1998                  Annual Meeting 2001
                            Directors

Winifried A. Burke          President                         October 2000                  Not applicable
                            Chief Executive Officer           February 2001                 Not applicable

Vladimir Morgenstern        Director                          July 1999                   Annual Meeting 2001
                            Executive Vice                    November 1999                 Not applicable
                            President, Corporate
                            Program

Menachem Ish-Shalom         Chief Operating Officer           November 2000                 Not applicable

Albert A. Gabrielli         Chief Financial Officer           April 2001                    Not applicable

Ron Ben-Natan               Senior Vice President of          February 2000                 Not applicable
                            Engineering
                            Chief Technology Officer          November 1999                 Not applicable

Jeffrey Galin, Sr.          Senior Vice President of          November 2000                 Not applicable
                            Worldwide Sales

John L. Sherry III          Senior Vice President of          March 2001                    Not applicable
                            Worldwide Marketing and
                            Business Development

Amnon Shoham (1)(2)         Director                          October 1996                Annual Meeting 2001

Jay B. Morisson (1)         Director                          October 1996                Annual Meeting 2001

Steven N. Baloff (2)        Director                          October 1996                Annual Meeting 2001

Lawrence W. Hambly          Director                          October 1998                Annual Meeting 2001

Hillel Milo (1)             Director                          June 2000                   Annual Meeting 2001

---------------------------------
(1)  Member of Audit Committee
(2)  Member of Compensation Committee

     Our Articles of Association provide that directors are elected at our annual general meeting of the shareholders by a vote of the holders of a majority of the voting power represented at that meeting. Each director, except for the external directors as described below, holds office until the next annual general meeting of the shareholders. All our executive officers are elected by the board of directors and serve until their respective successor have been duly elected or qualified or their positions are vacated by resignation or otherwise.

External Directors

Israeli Companies Law

     We are subject to the provisions of the new Israeli Companies Law, 5759-1999 (the "Companies Law"), which became effective on February 1, 2000 and supersedes most of the provisions of the Israeli Companies Ordinance, New Version, 5743-1983.


Who May Be Appointed

     Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors. A person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity or person controlling the company or any entity controlled by the company or by a controlling shareholder of the company. The term affiliation includes:

     .    an employment relationship;

     .    a business or professional relationship maintained on a regular basis;

     .    control; and

     .    service as an office holder.


Conflicts of Interest

     No person can serve as an external director if the person's position or other business creates, or may create, conflicts of interests with the person's responsibilities as an external director or may impair his ability to serve as an external director. Until the lapse of two years from termination of office of an external director, for any reason, a company may not engage such former external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

How External Directors Are Elected

     External directors are generally elected by a majority vote at a shareholders' meeting, provided that either:

     . the majority of the shares voted at the meeting, including at least one third of the shares of non-controlling shareholders or their representatives voted at the meeting, vote in favor of the election; or

     . the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

     However, under regulations promulgated under the Companies Law, the board of directors of companies whose shares are traded outside of Israel may determine that a director, who was appointed before February 1, 2000 and complies with the non-affiliation requirements of an external director, will be designated as an external director, without shareholders approval, until the completion of such director's original nomination period, in accordance with such regulations. Messrs. Shoham and Morisson were designated by our Board of Directors as our external directors in accordance with such regulations.


Term of Service

     The initial term of an external director is three years and may be extended by the shareholders for an additional three years. If, when we elect an external director, all of our directors are of the same gender, then the next external director must be of the other gender. Each committee exercising powers of the board of directors is required to include at least one external director.


Independent Directors

     The ordinary shares offered in our initial public offering are listed for quotation on the Nasdaq National Market and are subject to the rules of the Nasdaq National Market applicable to quoted companies. Under the Nasdaq rules, we are required to appoint a minimum of three independent directors. The independence standard under the Nasdaq rules excludes any person who is a current or former employee of a company as well as the immediate family members of an executive officer of a company. Messrs. Milo, Morisson and Shoham serve as independent directors and meet the independence standard of the Nasdaq rules.

Board Committees

     Our board of directors has formed an audit committee, an executive committee and a compensation committee. The audit committee exercises the powers of the board of directors for our accounting, reporting and financial control practices. Our executive committee is responsible for managing our daily operations and acting on behalf of our board of directors in exigent circumstances. Our compensation committee sets the annual compensation for our executive officers and, to the extent permitted under the Companies Law, administers our option plans. Messrs. Milo, Morisson and Shoham are members of our audit committee. Messrs. Baloff, HaCohen, Morisson and Shoham are members of our executive committee. Messrs. Shoham and Baloff are members of our compensation committee.

Audit Committee

Nasdaq Rules and Israeli Companies Law

     Under the Nasdaq rules, we are required to form an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The responsibilities of the audit committee under the Nasdaq rules include evaluating the independence of a company's outside auditors. Our current audit committee complies with the Nasdaq rules. Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee. The Companies Law requires that the audit committee be comprised of at least three directors, including all of the external directors, but excluding:

     .    a chairman of the board of directors;

     . a controlling shareholder or the relative of a controlling shareholder; or

     . any director employed by the company, or who provides services to the company on a regular basis.


Role of Audit Committee

     The role of the audit committee is to examine flaws in the business management of the company in consultation with the internal auditor and the company's independent accountants, and suggest appropriate course of action. The approval of the audit committee is required to engage in specified actions and transactions with office holders, controlling shareholders and third parties in which office holders and controlling shareholders have a personal interest.

Conflicts of Interest

     An audit committee of a public company may not approve an action or a transaction with an interested party, an office holder, a controlling shareholder, or an entity in which they have a personal interest unless at the time of approval the two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted. Our external directors are members of our audit committee.

Employees

    As of December 31, 2000, we had 83 employees in Israel, 87 in the United States, 18 in the United Kingdom and 7 in Japan. Of our 195 employees, 61 were engaged in research and development, 52 in sales, marketing and business development, 51 in professional services and technical support and 26 in finance, administration and operations. None of our employees is represented by a labor union.

    We are not a party to any collective bargaining agreement with our employees. However, some provisions of the collective bargaining agreement between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists' Association of Israel, are applicable to our Israeli employees under expansion orders of the Israeli Ministry of Labor and Welfare. These provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to pension funds, insurance for work-related accidents, procedures for dismissing employees and determination of severance pay. Under these provisions, the wages of most of our employees are automatically adjusted based on changes in the Israeli consumer price index. The amount and frequency of these adjustments are modified occasionally. We consider our relationship with our employees to be good and have never experienced a strike or work stoppage.

    We have to comply with various labor and immigration laws throughout the world, including laws and regulations in Israel, the United States, the United Kingdom and Japan. Compliance with these laws has not been a material burden for us. If the number of our employees increases over time, our compliance with these regulations could become more burdensome.

Share Ownership

    As of March 15, 2001, the aggregate number of our ordinary shares beneficially owned by our directors and executive officers was 10,504,195, including options and warrants to purchase up to 2,405,834 ordinary shares which are exercisable or will become exercisable within 60 days of March 15, 2001, including options to purchase up to 500,000 ordinary shares issued to two of our former executive officers. As of March 15, 2001, options to purchase up to 2,859,250 ordinary shares granted to our directors and executive officers, including two of our former executive officers, under our option plans were outstanding. The weighted average exercise price of these options was $4.43 per share. Of these options, options to purchase 2,240,708 ordinary shares are exercisable or will become exercisable within 60 days of March 15, 2001.

    As of March 15, 2001, there were approximately 75 shareholders of record. We believe that shares of our ordinary shares held in bank, money management institution and brokerage house "nominee" names account for at least an estimated 1075 additional beneficial owners.

    The following table summarizes information about the beneficial ownership of our outstanding ordinary shares and the options as of March 15, 2001 for each our director and executive officer.


                                Beneficial Ownership of                 Percent                     Options to Purchase
Name(1)                         Ordinary Shares(2)                      of Class (3)                Ordinary Shares
Samuel I. HaCohen                   725,298 (4)                         3.3%                        545,000(5)
Winfried A. Burke                   269,100 (6)                         1.2%                        425,000 (7)(8)
Vladimir Morgenstern                598,419 (9)                         2.7%                        433,000 (10)
Menachem Ish-Shalom                 *                                   *                           171,250 (11)
Ron Ben-Natan                       *                                   *                           300,000 (12)
Jeffrey Galin                       *                                   *                           265,000 (13)
Amnon Shoham                        *                                   *                           80,000 (14)
Jay B. Morisson                     1,089,988 (15)                      5.0%                        30,000 (16)
Steven N. Baloff                    2,045,478 (17)                      9.4%                        30,000 (18)
Lawrence W. Hambly                  265,625 (19)                        1.2%                        50,000 (20)
Hillel Milo                         4,475,704(21)                       20.6%                       30,000(22)
Yoram Bibring (23)                  350,000 (24)                        1.6%                        350,000 (25)
Ethan Allen (26)                    *                                   *                           150,000 (27)

(*) Less than 1% of our ordinary shares.

(1) Does not include John L. Sherry III, who joined us as Senior Vice President of Worldwide Marketing and Business Development on March 28, 2001 and also does not include Albert A. Gabrielli, who joined us as Chief Financial Officer on April 9, 2001. As of May 1, 2001, Mr. Sherry and Mr. Gabrielli do not beneficially own any ordinary shares and do not own any options to purchase ordinary shares.

(2) Beneficial ownership by a person assumes exercise of all options and warrants beneficially owned by such person that are currently exercisable or are exercisable within 60 days of March 15, 2001. Unless otherwise noted or except to the extent authority is shared by spouses under applicable law, all persons referred to above have sole voting and sole investment power over their respective ordinary shares.

(3) The percentages shown are based on (i) 21,709,673 ordinary shares outstanding on March 15, 2001 and (ii) shares of ordinary shares issuable upon the exercise of all options and warrants beneficially owned by such persons that are currently exercisable or are exercisable within 60 days of such date.

(4) Includes 264,320 ordinary shares, warrants to purchase 3,478 ordinary shares exercisable within 60 days of March 15, 2001, and options to purchase 457,500 ordinary shares exercisable within 60 days of March 15, 2001. The exercise price of the warrants to purchase 3,478 ordinary shares ranges between $0.61 and $5.75 per share. The exercise price of the options to purchase 457,500 ordinary shares ranges between $0.61 and $5.75 per share.

(5) The exercise price of the options ranges between $0.61 and $5.75 per share. Such options expire between 2005 and 2008. The board of directors has approved, subject to shareholders approval, an additional grant of options to purchase 75,000 ordinary shares at an exercise price of $1 per share, which expire in 2008.

(6) Includes 6,600 ordinary shares and options to purchase 262,500 ordinary shares exercisable within 60 days of March 15, 2001. The exercise price of the options ranges between $5.75 and $8.

(7) The exercise price of the options ranges between $5.75 and $8 per share. Such options expire in 2008.

(8) Does not include an additional grant of options to purchase 350,000 ordinary shares, approved by the Board of Directors in April 2001. The exercise price of such options is $0.72 per share. Such options expire in 2008. Of such options, options to purchase 116,667 ordinary shares are exercisable within 60 days of March 15, 2001. All such options shall be characterized as issued under our 1999 Stock Option and Incentive Plan upon shareholder approval of the reservation of additional ordinary shares to be issued under our 1999 Stock Option and Incentive Plan or upon availability of additional ordinary shares reserved for issuance under our 1999 Stock Option and Incentive Plan. See the discussion regarding the 1999 Stock Option and Incentive Plan under the section "Option Plans".

(9) Includes 227,919 ordinary shares and options to purchase 370,500 ordinary shares exercisable within 60 days of March 15, 2001. The exercise price of the options to purchase 370,500 ordinary shares ranges between $0.61 and $5.75 per share.

(10) The exercise price of the options ranges between $0.61 and $5.75 per share. Such options expire between 2005 and 2008. See the discussion regarding the 1999 Stock Option and Incentive Plan under the section "Option Plans".

(11) The exercise price of the options ranges between $0.61 and $2.30 per share. Such options expire between 2005 and 2006.

(12) The exercise price of the options ranges between $3.20 and $11 per share. Such options expire between 2007 and 2008.

(13) The exercise price of the options ranges between $2.30 and $11 per share. Such options expire between 2006 and 2008.

(14) The exercise price of the options ranges between $2.30 and $5.75 per share. Such options expire between 2005 and 2008.

(15) Includes options to purchase 30,000 ordinary shares exercisable by Jay Morisson within 60 days of March 15, 2001, and 1,051,174 ordinary shares held by Jerusalem Pacific Ventures and warrants to purchase 8,814 ordinary shares exercisable within 60 days March 15, 2001, which Dr. Morisson, the fund manager of Jerusalem Pacific Ventures, may be considered to beneficially own, although he disclaims beneficial ownership of these ordinary shares. The exercise price of the options to purchase 30,000 ordinary shares is $5.75 per share, and the exercise price of the warrants to purchase 8,814 ordinary shares ranges between $0.025 and $4.56 per share.

(16) The exercise price of the option is $5.75 per share. Such options expire in 2008.

(17) Includes options to purchase 30,000 ordinary shares exercisable by Mr. Baloff within 60 days of March 15, 2001, and 1,967,514 ordinary shares held by Advanced Technology Ventures and warrants to purchase 47,964 ordinary shares exercisable within 60 days of March 15, 2000, which Mr. Baloff, the managing director and general partner of Advanced Technology Ventures, may be considered to beneficially own, although he disclaims beneficial ownership of these ordinary shares. The exercise price of the options to purchase 30,000 ordinary shares is $5.75 per share and the exercise price of the warrants to purchase 47,964 ordinary shares ranges between $0.025 and $5.75 per share.

(18) The exercise price of the option is $5.75 per share. Such options expire in 2008.

(19) Includes options to purchase 40,625 ordinary shares exercisable within 60 days of March 15, 2001. The exercise price of the options is $3.20 and 225,000 ordinary shares held by Sun Microsystems which Mr. Hambly, an officer of Sun Microsystems, may be considered to beneficially own although he disclaims beneficial ownership of these ordinary shares.

(20) The exercise price of such options is $3.20 per share. Such options expire in 2007.

(21) Includes options to purchase 15,000 ordinary shares exercisable by Mr. Milo within 60 days of March 15, 2000, the exercise price of which is $8 per share and which expire in 2008, and (i) 753,814 ordinary shares and warrants to purchase 15,833 ordinary shares exercisable within 60 days of March 15, 2001 held by Clal Venture Capital Fund L.P. ("CVC"), the exercise price of which ranges between $0.025 and $4.56 per share, (ii) 805,000 ordinary shares and warrants to purchase 15,833 ordinary shares exercisable within 60 days of March 15, 2001 held by Clalit Capital Fund L.P. ("Clalit"), the exercise price of which ranges between $0.025 and $4.56 per share, (iii) 1,398,510 ordinary shares and warrants to purchase 36,602 ordinary shares exercisable within 60 days of March 15, 2001 held by Clal Industries and Investments Ltd. ("Clal Industries"), the exercise price of which is $5.75 per share, and (iv) 1,398,510 ordinary shares and warrants to purchase 36,602 ordinary shares exercisable within 60 days of March 15, 2001 held by Clal Electronics Industries Ltd. ("Clal Electronics"), the exercise price of which is $5.75 per share. Mr. Milo, the Chief Executive of CVC, may be considered to beneficially own the ordinary shares and warrants held by CVC, Clalit, Clal Industries and Clal Electronics, although he disclaims beneficial ownership of these shares.

(22) The exercise price of such options is $8 per share. Such options expire in 2008.

(23) As of April 9, 2001, Mr. Bibring no longer serves as our Chief Financial Officer.

(24) Includes only options to purchase ordinary shares exercisable within 60 days of March 15, 2001. The exercise price of the options to purchase 350,000 ordinary shares ranges between $1 and $5.75 per share.

(25) The exercise price of the options ranges between $1 and $5.75 per share. Such options expire between 2007 and 2008.

     reservation of additional ordinary shares to be issued under our 1999 Stock Option and Incentive Plan. See the discussion regarding the 1999 Stock Option and Incentive Plan under the section "Option Plans".

(26) As of October 31, 2000, Mr. Allen resigned and no longer serves as our Chief Operating Officer and President.

(27) The exercise price of such options is $5.75 per share. Such options expire on December 31, 2001.

Option Plans

     We maintain four option plans, the 1996 Stock Option and Incentive Plan, the 1997 Stock Option and Incentive Plan, the 1998 Stock Option and Incentive Plan and the 1999 Stock Option and Incentive Plan.

     The purpose of the option plans is to afford an incentive to our officers, directors, employees and consultants, or any of our subsidiaries, to acquire a proprietary interest in us, to continue as officers, directors, employees and consultants, to increase their efforts on behalf of ViryaNet and to promote the success of our business.

The 1996 Stock Option and Incentive Plan

     In 1996, we adopted the 1996 Stock Option and Incentive Plan and reserved 1,400,000 ordinary shares for issuance to employees. As of March 15, 2001, options to purchase 1,068,920 ordinary shares were outstanding under the 1996 Stock Option and Incentive Plan. In 2000, the 30,865 additional ordinary shares that were available for grants of additional options were transferred to the 1999 Stock Option and Incentive Plan. The exercise price of options granted under the 1996 Stock Option and Incentive Plan range from $0.61 to $1.00.

The 1997 Stock Option and Incentive Plan

    In 1997, we adopted the 1997 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 500,000 ordinary shares. As of March 15, 2001, options to purchase 189,975 ordinary shares were outstanding under the 1997 Stock Option and Incentive Plan. In 2000, the 230,125 additional ordinary shares that were available for grants of additional options were transferred to the 1999 Stock Option and Incentive Plan. The exercise price of the options granted under the 1997 Stock Option and Incentive Plan is $2.30.

The 1998 Stock Option and Incentive Plan

    In 1998, we adopted the 1998 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 1,500,000 ordinary shares to employees. As of March 15, 2001, options to purchase 785,500 ordinary shares were outstanding under the 1998 Stock Option and Incentive Plan. In 2000, the 705,000 additional ordinary shares that were available for grants of additional options were transferred to the 1999 Stock Option and Incentive Plan. The exercise price of the options granted under the 1998 Stock Option and Incentive Plan range from $1.00 to $3.90.

The 1999 Stock Option and Incentive Plan

    In 1999, we adopted the 1999 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 3,000,000 ordinary shares to employees and transferred an additional 965,990 ordinary shares to the 1999 Stock Option and Incentive Plan from the 1996 Stock Option and Incentive Plan, the 1997 Stock Option and Incentive Plan and the 1998 Stock Option and Incentive Plan. As of March 15, 2001, options to purchase 3,774,305 ordinary shares were outstanding under the 1999 Stock Option and Incentive Plan and 187,935 additional ordinary shares were available for grants of additional options. The exercise price of the options granted under the 1999 Stock Option and Incentive Plan range from $2.57 to $12.00.

     On October 30, 2000, our board of directors authorized, subject to shareholder approval, the reservation of options to purchase an additional 1,000,000 ordinary shares to employees, for an aggregate of 4,000,000 ordinary shares to be granted under the 1999 Stock Option and Incentive Plan.

In December 2000, the board of directors approved the grant of additional options to purchase an aggregate of 75,000 ordinary shares to Mr. HaCohen subject to shareholder approval.

Administration of Our Option Plans

    Our option plans are administered by the board of directors. Under the option plans, options to purchase our ordinary shares may be granted to our officers, directors, employees or consultants or our subsidiaries. Under the option plans, the exercise price of options shall be determined by the committee but may not be less than NIS 0.1. The vesting schedule of the options is also determined by the committee but generally the options vest over a four year period. Each option granted under the option plans is exercisable until seven years from the date of the grant of the option. The 1996 Stock Option and Incentive Plan, the 1997 Stock Option and Incentive Plan, the 1998 Stock Option and Incentive Plan and the 1999 Stock Option and Incentive Plan will expire on December 31, 2005, 2006, 2007 and 2008 respectively.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

         The following table summarizes information about the beneficial ownership of our outstanding ordinary shares as of March 15, 2001 for each person or group that we know owns more than 5% of our ordinary shares.

         We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any ordinary shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days of March 15, 2001. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power for all ordinary shares held by them. Applicable percentage ownership in the following table is based on 21,709,673 ordinary shares outstanding as of March 15, 2001.

                                                                  Ordinary Shares
                                                                  ---------------
                                                                 Beneficially Owned
                                                                 ------------------

Name and Address                                            Number       Percent of Class
----------------                                            ------       ----------------

The Clal Group (1).....................................    4,460,704           20.4%
Kiriat Atidim
Ramat Hachayal
P.O. Box 61581, Tel Aviv 58177,
Israel

Advanced Technology Ventures IV L.P. (2)...............    2,015,478            9.3%
485 Ramona Street, Suite 200
Palo Alto, CA 94301
United States

SVM Star Ventures Management GmbH No. 3 (3)............    1,904,999            8.8%
Possartsrassa 9
D-81679 Munich, Germany

GE Capital Equity Holdings, Inc. (4)...................    1,780,242            8.1%
120 Long Ridge Road
Stamford, CT 06927
United States

The Gilde IT Fund B.V.(5)..............................    1,257,927            5.8%
Newtonlann 91, PO Box 85067
3508 AB Utrecht
The Netherlands

Deer IV & Co. LLC (6)..................................    1,139,452            5.2%
1400 Old Country Road
Suite 407
Westbury, NY 11590
United States

(1)   Includes:

      . 753,814 ordinary shares and warrants to purchase 15,833 ordinary shares exercisable within 60 days of March 15, 2001 held by Clal Venture Capital Fund L.P.;

      . 805,000 ordinary shares and warrants to purchase 15,833 ordinary shares exercisable within 60 days of March 15, 2001 held by Clalit Capital Fund L.P.;

      . 1,398,510 ordinary shares and warrants to purchase 36,602 ordinary shares exercisable within 60 days of March 15, 2001 held by Clal Industries and Investments Ltd.; and

      . 1,398,510 ordinary shares and warrants to purchase 36,602 ordinary shares exercisable within 60 days of March 15, 2001 held by Clal Electronics Industries Ltd.

(2) Includes warrants to purchase 47,964 ordinary shares exercisable within 60 days of March 15, 2001 held by Advanced Technology Ventures IV L.P. Advanced Technology Ventures IV, L.P., ATV Associates IV, L.P., Jos C. Henkens, Pieter J. Schiller and Steven N. Baloff share voting and dispositive power over 2,064,386 ordinary shares. Each of the reporting persons expressly disclaim beneficial ownership of any ordinary shares of ViryaNet, except to the extent of any pecuniary interest therein and except in the case of Advanced Technology Ventures IV, L.P. for the 2,064,386 shares which it holds of record.

(3)  Includes:

     . 413,572 ordinary shares held by STAR Management of Investments (1993) Limited Partnership;

     . 333,141 ordinary shares held by SVE STAR Ventures Enterprises No. III, a German civil law partnership (with limitation of liability);

     . 27,858 ordinary shares held by SVE STAR Ventures Enterprises No. IIIA, a German civil law partnership (with limitation of liability);

     .    146,585 ordinary shares held by SVM STAR Ventures
          Managementgesellschaft GmbH Nr. 3 & Co. Beteiligungs KG;

     . 650,771 ordinary shares held by SVE STAR Ventures Enterprises No. V, a German civil law partnership (with limitation of liability); and

     .    333,072 ordinary shares held by SVM STAR Ventures Management GmbH No.
          3. SVM STAR Ventures Management GmbH No. 3 has the sole power to vote or direct the vote of the ordinary shares held by the STAR entities and is therefore considered the beneficial owner of the shares beneficially held by SVE STAR Ventures Enterprises No. III, SVE STAR Ventures Enterprises No. IIIA, SVM STAR Ventures Management gesellschaft GmbH No. 3 & Co. Beteiligungs KG, and SVE STAR Ventures Enterprises No. V. SVM STAR Venture Capital Management Ltd. has the sole power to vote or direct the vote of the ordinary shares held by STAR Management of Investments (1993) Limited Partnership and is therefore considered the beneficial owner of the shares beneficially held by STAR Management of Investments (1993) Limited Partnership. Dr. Meir Barel is the principal shareholder and sole director of SVM STAR Ventures Management GmbH No. 3 and SVM STAR Venture Capital Management Ltd., and may be considered to be the beneficial owner of all of the ordinary shares beneficially held by the Star entities, but Dr. Barel disclaims beneficial ownership of these ordinary shares except to the extent of any pecuniary interest in these ordinary shares.

(4) Includes warrants to purchase 87,657 ordinary shares exercisable within 60 days of March 15, 2000, held by GE Capital Equity Holdings, Inc. ("GE Holdings") and warrants to purchase 50,000 ordinary shares exercisable within 60 days of March 15, 2001 held by General Electric Medical Systems, a division of General Electric Corporation. GE Holdings shares voting power and dispositive power over 1,730,241 ordinary shares with General Electric Capital Corporation ("GE Capital"). General Electric Company shares voting and dispositive power over 50,000 ordinary shares with GE Holdings and GE Capital. General Electric Capital Services, Inc. and General Electric Company expressly disclaim beneficial ownership of the ordinary shares owned by GE Holdings. Each of GE Holdings, GE Capital and General Electric Capital Services, Inc. expressly disclaims beneficial ownership of the ordinary shares owned by General Electric Company.

(5)  Gilde Investment Management BV, Gilde IT Fund BV, A. A. den Heijer and B.
     T. Molenaar share voting and dispositive power over 1,247,386 ordinary shares of ViryaNet.

(6)  Includes:

     . 587,943 ordinary shares and warrants to purchase 15,716 exercisable within 60 days of March 15, 2001 held by Bessemer Venture Partners IV L.P. ("BVP IV");

     . 427,051 ordinary shares and warrants to purchase 10,793 exercisable within 60 days of March 15, 2001 held by Bessec Ventures IV L.P. ("Bessec IV"); and

     . 97,076 ordinary shares and warrants to purchase 873 exercisable within 60 days of March 15, 2001 held by Bessemer Venture Investors L.P. ("BVI L.P".).

     Deer IV & Co. LLC is the general partner of each of BVP IV, Bessec IV and BVI L.P. (collectively the "Bessemer Entities"). Deer IV & Co. LLC may be considered to be the beneficial owner of all of the ordinary shares beneficially held by the Bessemer Entities, but Deer IV & Co. LLC disclaims beneficial ownership of these ordinary shares except to the extent of any pecuniary interest therein.

Our major shareholders do not have different voting rights.

Related Party Transactions

Registration Rights

         Pursuant to the 2000 Amendment and Restatement to the Investors Rights Agreement among us and certain shareholders entered into on April 5, 2000, we have granted registration rights to some of our shareholders and warrant holders.

         As of March 15, 2001, holders of 15,486,831 ordinary shares and warrants to purchase 498,064 ordinary shares have the right, after one year from our initial public offering and only under certain circumstances, to require us to register their ordinary shares for sale. As of March 15, 2001, holders of 16,778,880 ordinary shares and warrants and options to purchase 1,584,542 ordinary shares shall have the right, under certain circumstances, to register their ordinary shares for sale, if we propose to register any of our securities for sale. Holders of 16,778,880 ordinary shares and warrants to purchase 1,584,542 ordinary shares will have the right only under certain circumstances to require us to register their ordinary shares for resale to the public provided that the aggregate offering price to the public will be at least $5 million, or $1 million if the registration is filed on Form F-3. We will not be required to complete more than six of these registrations.

Convertible Debentures Financing

         In February and March 2000, some of our shareholders loaned ViryaNet an aggregate of $5 million. These convertible loans converted into the convertible debentures issued later in April 2000 as described below. These shareholders were also issued warrants to purchase up to an aggregate of 124,999 ordinary shares at an exercise price of $4.56 per share. The warrants may be exercised until the earlier of 5 years from the date of issuance, a merger of ViryaNet or the sale of all or substantially all of our shares or assets. In April 2000, we issued convertible debentures to three additional investors in an aggregate amount of $11.0 million.

         All of the convertible debentures bore annual interest rates at the London interbank offered rate plus 2%. The convertible debentures, including unpaid interest, were automatically converted into ordinary shares upon the completion of our initial public offering at a conversion price of $4.80 per share reflecting a discount of 40% of the price per share in our initial public offering. Investors owning ten percent or more of our shares and officers who were issued shares upon the conversion of the convertible debentures include:

                                         Number of Ordinary Shares issued upon
                                         -------------------------------------
   Investor                               Conversion of Convertible Debentures
   --------                               ------------------------------------
   Advanced Technology Ventures Group...                    134,534
   The Clal Group.......................                  1,460,320
   GE Capital Equity Holdings...........                    124,319


Purchases in Our Initial Public Offering

     In the framework of our initial public offering, the Clal group purchased 1,000,000 of the 4,000,000 ordinary shares which were offered at our the initial public offering price, $8.00 per share. Immediately following our initial public offering, the Clal group beneficially owned 4,279,704 ordinary shares, or 19.7% of our outstanding capital stock.

Exercise of Warrants

     Concurrently with our initial public offering, warrants to purchase up to 2,115,143 ordinary shares were exercised into 1,349,210 ordinary shares, at an exercise price ranging from $2 to $5.75 per share, of which warrants to purchase up to 1,154,090 were exercised according to a cashless exercise feature and the remaining 195,120 were exercised for an aggregate amount of $585,360. Investors owning ten percent or more of our shares who exercised warrants in that transaction and the number of ordinary shares issued upon the exercise of such warrants include:

                                               Number of Ordinary Shares
                                               -------------------------
        Investor
        --------
        The Star Group.......................                        189,277
        Advanced Technology Ventures Group...                        186,200
        The Clal Group.......................                        189,580

Loan and amounts granted to Officers

     In June 1999, the board of directors granted Mr. HaCohen a loan in the amount of $100,000. The loan was approved by the shareholders in June 2000. The loan bears 6.5% annual interest. As of March 15, 2001, the outstanding loan amount was $111,100.

     In November 2000, the board of directors granted a bonus to Mr. HaCohen in the amount of $90,000 for work performed in connection with our initial public offering. This bonus is subject to shareholder approval. To date, we have paid Mr. HaCohen $58,230. In the event that shareholder approval is not obtained, Mr. HaCohen shall return such amount plus interest equaling the Israeli Consumer Price Index plus 4%. As of March 15, 2001, $59,271 would be required to be returned to us in the event that shareholder approval is not obtained.

Exculpation, Insurance and Indemnification of Directors and Officers

     Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care.

Office Holder Insurance

     Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders for acts which he performed in his capacity as an office holder in relation to:

     .   a breach of his duty of care to us or to another person;

     . a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

     .   a financial liability imposed upon him in favor of another person.

Indemnification of Office Holders

    Our Articles of Association provide that we may indemnify an office holder against:

  . a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court concerning an act performed in his capacity as an office holder;

  . reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court in proceedings we institute against him, instituted on our behalf, or instituted by another person, in each case relating to an act performed in his capacity as an office holder; and

  . reasonable litigation expenses relating to an act performed in his capacity as an office holder, including attorneys' fees, expended by the office holder or charged to him by a court in a criminal proceeding from which he was acquitted, or a criminal proceeding in which he was convicted for a criminal offense that does not require proof of intent.

     Our Articles of Association also include:

  . authorization to undertake, in advance, to indemnify an office holder, provided that the undertaking is limited to specified events which the board of directors believes are anticipated and limited in amount determined by the board of directors to be reasonable under the circumstances; and

     authorization to indemnify retroactively an office holder.


Limitations on Insurance and Indemnification

    The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of:

  . a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

  . a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

  . any act or omission done with the intent to derive an illegal personal benefit; or

  .   any fine levied against the office holder.

      Under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

      We have agreed to indemnify our office holders under indemnification agreements with each office holder. We have also exempted and agreed to indemnify our office holders from liabilities resulting from acts performed by them in their capacity as an officer holder to the maximum extent permitted under the Companies Law. We have obtained directors and officers liability insurance for the benefit of our office holders.

Other Clients

      From January 1, 2000 through December 31, 2000, we issued to some of our clients warrants to purchase an aggregate of 357,450 ordinary shares. The exercise price of these warrants ranges from $2.57 to $11 per share.

      Concurrently with and immediately after our initial public offering, warrants to purchase 450,000 ordinary shares, which were granted between 1996 through 1999, were exercised on a cashless basis. The exercise price of these warrants ranged from $2.00 to $5.75 per share.

Interests of Experts and Counsel

   Not applicable.




ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     See Item 18 "Financial Statement" and included herein by reference.

Legal Proceedings

     In December 1999, our former vice president of marketing and sales filed an action in Israel against us and Mr. HaCohen seeking damages in the amount of up to $1,364,000. The former employee alleges wrongful denial of his right to exercise options, loss of compensation, including options to purchase shares granted to him by his previous employer, severance payment and other social benefits, as well as damage to his reputation.

     In March 2000, we filed a statement of defense and counter action against the former employee seeking damages in the amount of approximately $970,000. We alleged that the former employee has acted in bad faith, breached his fiduciary duty and did not perform his duties as required.

     In October 2000, this former employee filed a Response Statement to the counter action. This matter was referred by the Jerusalem District Labor Court to a mediation procedure, which is currently pending.

     We are unable to determine with any certainty the ultimate outcome of the litigation and/or mediation procedure and its effect on our business, financial condition and results of operations. We intend to vigorously defend this action.

     We have received a notice from a third party alleging that our use of the Service Hub name infringes on this third party's trademark rights. We have responded and denied this claim and we are currently negotiating a settlement agreement with such third party. We cannot predict whether this dispute will settle successfully, whether this third party would prevail in any claims brought against us, whether other third parties will assert claims of infringement against us, or whether any past or future assertions or prosecutions will harm our business. If we are forced to defend against this claim or any other claims, whether they are with or without merit or determined in our favor, then we may face costly litigation, diversion of management resources or, if any claims prevail, damages or significant increases in development or marketing costs.

Dividend Distribution Policy

     We have never declared or paid dividends to our shareholders and we do not intend to pay dividends in the future. We anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and, therefore, do not expect to pay any dividends in the future.

Significant Changes

     Not applicable.

ITEM 9. THE OFFER AND LISTING

Market Price Information

     The annual high and low reported sale prices for our ordinary shares were
9.375 and 2.563 respectively. Through March 31, 2001, the high and low reported sales prices for our ordinary shares were as follows:

              Period               High          Low
              ------               ----          ---

     Year ending December 31,      9.375        2.563
     2000

     Fourth Quarter, ending        8.625        2.563
     December 31, 2000

     Third Quarter, ending         9.375        8.063
     September 30, 2000


     Most Recent 6 months          High          Low
     --------------------          ----          ---

        March 2001                 2.563         1.00

        February 2001              4.125        2.625

        January 2001               3.875        2.750

        December 2000              5.375        2.563

        November 2000              6.500        4.625

        October 2000               8.625        5.875


Markets on Which Our Ordinary Shares Trade

     Our ordinary shares have been listed on the Nasdaq National Market since September 19, 2000, under the symbol "VRYA". Prior to September 19, 2000, there was no public market for our ordinary shares.

ITEM 10.  ADDITIONAL INFORMATION

Share Capital

     Not applicable.

Memorandum and Articles of Association

Company's objectives

     The Company's objectives, as set forth in section 3 of our Articles of Association, are to carry on any business and do any act which is not prohibited by law. We may also make contributions of reasonable sums to worthy purposes even if such contributions are not made on the basis of business considerations.

Directors

     Any director is entitled to vote in a meeting of our board of directors, except that a director who has a personal interest in an "extraordinary transaction" (as defined below) which is considered at a meeting of our board of directors may not be present at this meeting or vote on this matter. An "extraordinary transaction" is defined in the Companies Law as a transaction that is either (i) not in the ordinary course of business; (ii) not on market terms; or (iii) that is likely to have a material impact on the company's profitability, assets or liabilities.

     Until otherwise decided by our board of directors, a quorum at a meeting of our board of directors shall be constituted by the presence in person, by alternate or by telephone or similar communication equipment, of a majority of the directors then in office who are lawfully entitled to participate and vote at the meeting. If within one-half an hour (or within such longer time not exceeding one (1) hour as the Chairman of the meeting may decide) from the time appointed for the holding of the board meeting, a quorum is not present, the board meeting shall stand adjourned to the same day in the next week at the same time and place (unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday). If, at such adjourned board meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, the directors present, in person, by alternate or by telephone or similar communication equipment who are lawfully entitled to participate and vote at such meeting, shall be a quorum.

     Our business is managed by the board of directors, which may exercise all such company powers and perform on our behalf all such acts as may be exercised and performed by us as are not by the Companies Law or by our Articles of Association required to be exercised or done by us through a general meeting of our shareholders. Our Articles of Association provides that the board of directors may from time to time, at its discretion, cause us to borrow or secure the payment of any sum or sums of money for the Company's purposes, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of our property, both present and future, including its uncalled or called but unpaid capital for the time being.

     There is no age limit as to the ability of individuals to serve as members of our board of directors.

     A director is not required to hold our shares as a condition to his nomination or election as our director.

Rights attached to our shares

     All dividends shall be declared by our board of directors and paid in proportion to the amount paid up on account of the nominal value of the ordinary shares in respect of which the dividend is being paid. As regards to ordinary shares not fully paid throughout the period in respect of which the dividend is paid, dividends in respect thereto shall be apportioned and paid pro rata according to amounts deemed under our Articles of Association to be paid up on account of the nominal value of such shares during any portion or portions of the period in respect of which the dividend is paid.

     Under our Articles of Association, every shareholder who is present, in person, by proxy, or by written ballot or is deemed under the Companies Law to be present at a general meeting of the shareholders, shall be entitled to one vote for each ordinary share of which he is the holder,

     The distribution of dividends is under the discretion of our board of directors, which is under no obligation to distribute dividends to our shareholders out of the Company's profits.

     Upon liquidation, all available surplus after payments of all debts shall be distributed to our shareholders on a pro-rata basis.

Changes of rights attached to our shares

     Changes to the rights attached to our ordinary shares require the approval of shareholders present, in person, by proxy, or by written ballot, or deemed under the Companies Law to be present, holding greater than fifty percent (50%) of the total voting power attached to the ordinary shares whose holders were present, in person, by proxy, or by written ballot, or deemed under the Companies Law to be present, at such general meeting, and voted thereon. If, at any time, the share capital of the Company is divided into different classes of shares, the right attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied only upon consent of a separate general meeting of the holders of the shares of that class and the provisions of our Articles of Association relating to general meetings shall apply to every such separate general meeting. The enlargement of an authorized class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed to vary, modify or abrogate the rights attached to previously issued shares of such class or of any other class of shares.

General Meetings

     We are required to hold an annual general shareholders meeting once in every calendar year within a period of not more than fifteen (15) months after the last preceding annual general shareholders meeting. All general shareholders meetings other than annual general shareholders meeting are deemed to be extraordinary shareholders meeting. Our board of directors may call for a general meeting whenever it sees fit, and, under the Companies Law, is required to call a general meeting upon a demand in writing by (i) a shareholder or shareholders holding at least 5% of the outstanding shares and 1% of the voting rights in the company, or (ii) a shareholder or shareholders holding at least 5% of the voting rights in the company. Subject to applicable law and regulations, prior notice of at least 21 days of any general shareholders meeting, specifying the place, date and hour of the meeting, shall be given to the shareholders of the Company. No business shall be transacted at any general shareholders meeting unless a quorum is present when the meeting proceeds to business. For all purposes, the quorum shall not be less than two (2) shareholders present in person, or by proxy, or deemed by the Companies Law, to be present at such meeting, holding, in the aggregate, at least, thirty-three and one-third percent (33 1/3%) of the voting rights in our issued share capital. If, within half an hour from the time appointed for the meeting, a quorum is not present (or within such longer time not exceeding one (1) hour as the Chairman of the meeting may decide), the meeting, if convened upon the requisition of the shareholders, shall be dissolved; in any other case, it shall stand adjourned to the same day in the next week at the same place and time (unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday), or any other day, hour and/or place as the directors shall notify the shareholders. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any two shareholders present personally or by proxy or any other valid instrument shall constitute a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened.

Ownership of our shares

     Our Articles of Association and the laws of the State of Israel do not restrict in anyway the ownership or voting of our shares by non-residents of Israel.

Change of Control

     Our Articles of Association do not contain specific provisions intended to delay, defer or prevent a change of control.

Material Contracts

     We have not entered into any material contracts other than in the ordinary course of business and other than those discussed in the Property, Plant and Equipment section and the Lines of Credit section under Item 4 "Information on our Company" and in the Related Party Transactions section under Item 7 "Major Shareholders and Related Party Transactions".

Exchange Controls

     Until May 1998, Israel imposed restrictions on transactions in foreign currency. These restrictions affected our operations in various ways, and also affected the right of non-residents of Israel to convert into foreign currency amounts they received in Israeli currency, such as the proceeds of a judgment enforced in Israel. Despite these restrictions, foreign investors who purchased shares with foreign currency were able to repatriate in foreign currency both dividends (after deduction of withholding tax) and the proceeds from the sale of the shares. In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents generally may freely deal in foreign currency and non-residents of Israel generally may freely purchase and sell Israeli currency and assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

     Neither our Memorandum of Association nor our Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel.


Taxation

United States Federal Income Tax Consideration

     The following discussion describes the material United States federal income tax consequences to a person from the purchase, ownership, and disposition of our ordinary shares. The following discussion is based on the internal revenue code, current and proposed treasury regulations, judicial decisions and published positions of the internal revenue service, all as in effect on the date of this form, and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be relevant to a person based on particular circumstances. For example, the following discussion does not address the United States federal income tax consequences of the purchase, ownership and disposition of the ordinary shares if the person:

     . controls or owns, directly, indirectly or through attribution 10% or more of our shares by vote or value;

     . is a broker-dealer, insurance company, tax-exempt organization, or financial institution;

     . holds ordinary shares as part of an integrated investment comprised of ordinary shares and one or more other positions; or

     .    has a functional currency that is not the United States dollar.


     The following discussion also does not address any aspect of state, local or non-United States tax laws or any aspect of United States estate or gift taxation and does not address aspects of United States federal income taxation applicable to United States holders holding options, warrants or other rights to acquire our ordinary shares, or who otherwise receive our ordinary shares as compensation. Further, this summary generally considers only United States holders that hold their ordinary shares as capital assets and does not consider the tax treatment of holders who are partnerships or who hold ordinary shares through a partnership or other pass-through entity. This discussion also assumes that we will not be treated as a controlled foreign corporation. Under the internal revenue code, a controlled foreign corporation generally means any foreign corporation if, on any day during its taxable year, more than fifty percent of either the total combined voting power of all classes of stock of the corporation entitled to vote, or the total value of the stock of the corporation is owned, directly, indirectly or by attribution, by United States persons who, in turn, own directly, indirectly or by attribution, ten percent or more of the total combined voting power of all classes of stock of the corporation entitled to vote. This discussion does not apply to any person which is not a United States holder or to any person which holds shares other than ordinary shares.

     For purposes of this discussion, a person is a United States holder if such person holds ordinary shares and if such person is:

     .    a citizen or resident of the United States;

     . a partnership or a corporation or other entity taxable as a corporation organized under the laws of the United States or of any state of the United States or the District of Columbia;

     . an estate the income of which is includible in gross income for United States federal income tax purposes regardless of source; or

     . a trust, if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions.

     You should be aware that this summary is not a comprehensive description of all the tax considerations that may be relevant to your purchase, ownership or disposition of our ordinary shares. United States holders of our ordinary shares are advised to consult their own tax advisors concerning the United States federal, state and local tax consequences, as well as the tax consequences in Israel and other jurisdictions, of the purchase, ownership and disposition of our ordinary shares in their particular situations.

Distributions

     We have never paid dividends, and do not intend to pay dividends in the future. In general, and subject to the discussion below, if we do make a distribution on the ordinary shares, the distribution will be treated as a dividend for United States federal income tax purposes to the extent of our current and accumulated earnings and profits, as calculated under United States federal income tax principles. If the amount of the distribution exceeds our earnings and profits, the excess will first be treated as a non-taxable return of a United States holder's tax basis in the ordinary shares that reduces that United States holder's tax basis dollar-for-dollar, and then as gain from the constructive disposition of the ordinary shares.

     The amount received by a United States holder that is treated as a dividend for United States federal income tax purposes:

     .    will be includible in the United States holder's gross income;

     .    will be subject to tax at the rates applicable to ordinary income; and

     . will not qualify for the dividends received deduction applicable in some cases to United States corporations.

     The amount of dividend income will include the amount of Israeli taxes, if any, withheld by us on the dividends we paid, as described below in this filing under Israeli Taxation and Investment Programs. Thus, if withholding taxes are imposed, a United States holder will be required to report income in an amount greater than the cash or the value of other property it receives on the ordinary shares. However, a United States holder may be eligible to claim as a credit against its United States federal income tax liability the amount of tax withheld by us on the dividends we paid.

     The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each United States holder. In general, the total amount of allowable foreign tax credits in any year cannot exceed the pre-credit United States tax liability for the year attributable to each of nine categories of foreign source taxable income. Dividends received by a United States holder on stock of a foreign corporation, such as our ordinary shares, are generally treated as foreign source income within the category of passive income for this purpose, but are subject to being reclassified as United States source income in specific circumstances. Because distributions in excess of our current and accumulated earnings and profits generally will not give rise to foreign source income, a person may be unable to claim a foreign tax credit for Israeli withholding tax imposed on the excess amount unless, subject to applicable limitations, such person has other foreign source income. A United States holder's foreign tax credit may be further limited or restricted based on that United States holder's particular circumstances, including the length of time the United States holder owned our ordinary shares and whether the alternative minimum tax provisions of the internal revenue code apply. If a United States holder's foreign tax credit is restricted in one taxable year, the excess foreign tax credit generally can be carried back for two taxable years and forward for five taxable years, subject to the limitations described above.

     If a United States holder receives a dividend in NIS or other non-United States currency, the amount of the distribution for United States federal income tax purposes will be the United States dollar value of the distribution determined by the spot rate of exchange on the date the distribution is received, or is treated as received. A United States holder will have a tax basis in the foreign currency for United States federal income tax purposes equal to the United States dollar value of the foreign currency as determined under the preceding sentence. A United States holder generally will recognize exchange gain or loss upon the subsequent disposition of the foreign currency equal to the difference between the amount realized on the disposition and the United States holder's tax basis in the foreign currency. The gain or loss generally will be ordinary gain or loss and will generally be treated as United States source gain or loss for United States federal income tax purposes.

     Alternatively, a United States holder may elect to claim a United States federal income tax deduction for the Israeli tax paid or withheld, but only for a taxable year in which the United States holder elects to deduct all foreign income taxes. A non-corporate United States holder, however, may not elect to deduct Israeli taxes if that United States holder does not itemize deductions.

     Because the tax rules that limit the availability or use of foreign tax credits are complex, we are unable to provide United States holders with any assurance as to the effect of limitations on United States foreign tax credits and deductions for foreign taxes, and United States holders should consult with, and rely solely upon, their personal tax advisors with respect to such matters.


Sale, Exchange or Other Disposition

     Subject to the discussion below, a United States holder generally will recognize capital gain or loss for United States federal income tax purposes upon the sale or other disposition of the United States holder's ordinary shares equal to the difference between the amount realized on the sale or other disposition and the United States holder's tax basis in its ordinary shares. The capital gain or loss will be long-term capital gain or loss if the ordinary shares have been held for more than one year at the time of sale or other disposition. In general, any gain or loss recognized by a United States holder on the sale or other disposition of ordinary shares will be United States source income or loss for foreign tax credit purposes. In some cases, however, losses upon the sale or other disposition of ordinary shares may be required to be allocated to foreign source income.

Personal Holding Companies

     A foreign corporation may be classified as a personal holding company for United States federal income tax purposes if both of the following two tests are satisfied:

     . if at any time during the last half of the company's taxable year, five or fewer individuals without regard to their citizenship or residency actually or constructively own, under attribution rules, more than 50% of the stock of the corporation by value; and

     . 60% or more of the foreign corporation's gross income derived from United States sources or effectively connected with a United States trade or business, as specifically adjusted, is from passive sources like dividends and royalty payments.

     A personal holding company generally is taxed at a rate of 39.6% of undistributed personal holding company income, which is generally calculated based on the corporation's taxable income, after making adjustments including deducting dividends paid and income taxes. We cannot provide any assurance that either test will not be satisfied in 2001 or future years because it is difficult to make accurate predictions of future income and the amount of stock an individual will actually or constructively own in us.

Foreign Personal Holding Companies

     A foreign corporation will be classified as a foreign personal holding company for United States federal income tax purposes if both of the following two tests are satisfied:

     . five or fewer individuals who are United States citizens or residents actually or constructively own, under attribution rules, more than 50% of all classes of the corporation's stock measured by voting power or value at any time during the corporation's taxable year; and

     . the corporation receives at least 60%, 50% if previously a foreign personal holding company, of its gross income regardless of source, as specifically adjusted, from passive sources.

     If a corporation is classified as a foreign personal holding company, a portion of its undistributed foreign personal holding company income, as defined for United States federal income tax purposes, would be imputed to all of its shareholders who are United States holders on the last day of the corporation's taxable year, or, if earlier, the last day on which the United States ownership test set forth above is met. The imputed income would be taxable as a dividend, even if no cash dividend is actually paid. United States holders who dispose of their shares before that date would not be subject to United States federal income tax under these rules. We cannot provide any assurance that we will not qualify as a foreign personal holding company in 2001 or future years because it is difficult to make accurate predictions of future income and the amount of stock a United States citizen or resident will actually or constructively own in us.

Foreign Investment Companies

     A foreign corporation may be classified as a foreign investment company if, at any time during a taxable year when 50% or more by vote or value of the corporation's outstanding stock is owned, directly or indirectly, by United States holders, it is:

     . registered under the Investment Company Act of 1940 as a management company or unit investment trust; or

     . engaged, or holding itself out as being engaged, primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest, including a futures or forward contract or option, in securities or commodities.

     In general, if a corporation is classified as a foreign investment company at any time during the period a United States holder holds the corporation's stock, any gain from the sale or exchange, or distribution treated as an exchange, of stock in that corporation by the United States holder will be taxable as ordinary income to the extent of the United States holder's ratable share of the corporation's accumulated earnings and profits. We cannot provide any assurance that we will not qualify as a foreign investment company in 2001 or future years because it is difficult to make accurate predictions of the amount of stock United States holders will directly or indirectly own in us.

Passive Foreign Investment Company Rules

     In general, a foreign corporation will be a passive foreign investment company if:

     . 75% or more of its gross income, including the pro rata share of the gross income of any United States or foreign company in which the corporation is considered to own 25% or more of the shares by value, in a taxable year is passive income; or

     . at least 50% of the average value of the assets of the corporation, including the pro rata share of the assets of any United States or foreign company in which the corporation is considered to own 25% or more of the shares by value, in a taxable year are held for the production of, or produce, passive income. If the foreign corporation is a publicly traded corporation for its entire taxable year, this 50% test is based on the average value of its assets. This 50% test may instead be based on the adjusted bases of the foreign corporation's assets, rather than value, if the foreign corporation is not a publicly traded corporation for a portion of its taxable year and either the foreign corporation is a controlled foreign corporation or elects to use the adjusted bases of its assets for purposes of this test.

     If we were a passive foreign investment company, and a United States holder did not make a qualifying election either to treat us as a qualified electing fund or mark our shares to market:

     . excess distributions by us to a United States holder would be taxed in a special way. Excess distributions are amounts received by a United States holder concerning our ordinary shares in any taxable year that exceed 125% of the average distributions received by the United States holder from us in the shorter of either the three previous years or the United States holder's holding period for ordinary shares before the current taxable year. Excess distributions must be allocated ratably to each day that a United States holder has held our ordinary shares. A United States holder must include amounts allocated to the current taxable year and to pre-passive foreign investment company years in its gross income as ordinary income for the current taxable year. A United States holder must pay tax on amounts allocated to each prior taxable year for which we were a passive foreign investment company at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

     . the entire amount of gain that is recognized by a United States holder upon the sale or other disposition of ordinary shares will also be considered an excess distribution and will be subject to tax as described above.

     . if a corporation is a passive foreign investment company, a United States holder who acquires ordinary shares in the corporation from a decedent who was a United States shareholder is denied the normally available step-up in the tax basis of the ordinary shares to fair market value at the date of death and instead will hold the ordinary shares with a tax basis equal to the decedent's basis, if lower than the fair market value. A United States holder cannot avoid this result, however, by electing to mark our ordinary shares to market.

     If a United States holder has made a qualified electing fund election for all taxable years during which the United States holder owned our ordinary shares and we were a passive foreign investment company, the passive foreign investment company rules described above will not apply to the United States holder. Instead, a United States holder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes and incur an interest charge. The qualified electing fund election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the internal revenue service. A United States holder generally makes a qualified electing fund election by obtaining and retaining the passive foreign investment company annual information statement, attaching a completed internal revenue service Form 8621 to a timely filed United States federal income tax return and by filing the form with the internal revenue service center in Philadelphia, Pennsylvania. Even if a qualified electing fund election is not made, a shareholder in a passive foreign investment company who is a United States holder generally must file a completed internal revenue service Form 8621 every year.

     A United States holder of publicly traded passive foreign investment company stock could elect to mark the stock to market annually and generally could be subject to specific rules for each of the United States holder's taxable years, including:

     . if the fair market value of the United States holder's passive foreign investment company stock exceeds the United States holder's adjusted tax basis in that stock as of the close of the United States holder's taxable year, the United States holder will recognize the amount of the excess as ordinary income;

     . if the fair market value of the United States holder's passive foreign investment company stock is less than the United States holder's adjusted tax basis in that stock as of the close of the United States holder's taxable year, the United States holder may recognize the amount of the difference as ordinary loss. Losses would be allowed only for the amount of net gain previously included by the United States holder under the election for prior taxable years; and

     . if the United States holder has elected to mark our ordinary shares to market for all taxable years during which the United States holder owned our ordinary shares and we were a passive foreign investment company, the passive foreign investment company rules generally will not apply to the United States holder.

     United States holders who hold ordinary shares during a period when we are a passive foreign investment company will be subject to the preceding rules, even if we cease to be a passive foreign investment company, subject to exceptions for United States holders who made a qualified electing fund election. United States holders are urged to consult their tax advisors about the passive foreign investment company rules, including the specific rules and requirements applicable to making qualified electing fund and other elections.

Status of ViryaNet as a Passive Foreign Investment Company

     Although we do not reasonably believe we will be a passive foreign investment company in 2001, we cannot provide any assurance that we will not qualify as a passive foreign investment company in 2001 or in future years. Passive foreign investment company status is determined as of the end of each taxable year and is dependent upon a number of factors, including the value of a corporation's assets and the amount and type of its gross income. The determination of whether we are or will become a passive foreign investment company will be affected by how rapidly we use our cash and investment assets in our business. Also, a significant decline in the market price of our ordinary shares may result in our being classified as a passive foreign investment company.

Backup Withholding and Information Reporting

     Dividends on our ordinary shares, and payments of the proceeds of a sale of our ordinary shares, paid within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a 31% rate unless (i) the payor is entitled to, and does in fact, presume the United States holder of our ordinary shares is a corporation or other exempt recipient or (ii) the United States holder provides a taxpayer identification number on a properly completed Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a credit against a United States holder's United States federal income tax liability and may entitle that United States holder to a refund, provided that required information is furnished to the internal revenue service.

Israeli Taxation and Investment Programs

     The following is a summary of the principal tax laws applicable to companies in Israel, with special reference to their effect on us, and Israeli government programs benefiting us. This section also contains a discussion of Israeli tax consequences to you if you acquire ordinary shares of our company. This summary does not discuss all the acts of Israeli tax law that may be relevant to you in light of your personal investment circumstances or if you are subject to special treatment under Israeli law. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in this discussion will be accepted by the tax authorities. The discussion should not be understood as legal or professional tax advice and is not exhaustive of all possible tax considerations.

     You are urged to consult your own tax advisors about the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

     The general corporate tax rate in Israel is 36%. However, the effective tax rate payable by a company which derives income from an approved enterprise may be considerably less.

Law for the Encouragement of Industry, Taxes, 1969

     We qualify as an industrial company under the Law for the Encouragement of Industry (Taxes), 1969, otherwise known as the industry encouragement law. A company qualifies as an industrial company under the industry encouragement law if it resides in Israel and at least 90% of its income in a given tax year, exclusive of income from specified loans, marketable securities, capital gains, interest and dividends, is derived from an industrial enterprise owned by us. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial manufacturing.

     Under the industry encouragement law, an industrial company is entitled to deduct the purchase price of know how, patents or rights over a period of eight years beginning with the year in which the rights were first used.

     The tax laws and regulations dealing with the adjustment of taxable income for inflation in Israel also provide that industrial enterprises, like ours, are eligible for special rates of depreciation deductions. These rates vary in the case of plant and machinery according to the number of shifts in which the equipment is operated and range from 20% to 40% on a straight-line basis, or from 30% to 50% on a declining balance basis for equipment first put into operation on or after June 1, 1989, instead of the regular rates, which are applied on a straight-line basis.

     Industrial enterprises which are approved enterprises can also choose between

     .    the special rates referred to above; and

     . accelerated rates of depreciation applied on a straight-line basis on property and equipment, generally ranging from 200% on equipment to 400% of the ordinary depreciation rates on buildings during the first five years of service of the assets subject to a ceiling of 20% per year on depreciation of buildings.

     Qualification as an industrial company under the industrial encouragement law is not conditioned upon the receipt of prior approval from any Israeli government authority. No assurance can be given that we will continue to qualify as an industrial company or will in the future be able to avail ourselves of any benefits available to companies so qualifying.

Law for the Encouragement of Capital Investments, 1959

     The Law for Encouragement of Capital Investments, 1959, which is referred to below as the capital investments law, provides that capital investments in a production facility or other eligible assets may, upon application to the Israeli Investment Center of the Ministry of Industry and Commerce, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program in the approved enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. An approved enterprise is entitled to benefits, including Israeli government cash grants and tax benefits.

Tax Benefits

    Taxable income derived from an approved enterprise is subject to a reduced corporate tax rate of 25%. That income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in our share capital and the percentage of our combined share and loan capital owned by non-Israeli residents. The tax rate is 20% if the foreign investment is 49% or more but less than 74%, 15% if the foreign investment is 74% or more but less than 90% and 10% if the foreign investment is 90% or more. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits described above are granted for a limited period of time and begin when a company is operational and profitable. The benefits are granted for up to 7 years, or 10 years for a company that has 25% or more of its shares owned by non-Israeli shareholders, from the first year in which the approved enterprise has taxable income, other than income subject to capital gains tax. The period of benefits may not, however, exceed the lesser of 12 years from the year in which the production began or 14 years from the year of receipt of approved enterprise status.

    An approved enterprise approved after April 1, 1986 may elect to forego any entitlement to the grants otherwise available under the capital investments law or may participate in an alternative benefits program, under which the undistributed income from the approved enterprise is fully exempt from corporate tax for a defined period of time. The period of tax exemption ranges between two and ten years, depending upon the location within Israel of the approved enterprise and the type of the approved enterprise. Alternatively, approved enterprises approved after January 1, 1997 in national priority region A may elect to receive grants and a two-year tax exemption for undistributed profits derived from the approved enterprise program. We cannot assure you that the current benefit programs will continue to be available or that we will continue to qualify for benefits under the current programs.

    We have three approved enterprise programs under the capital investments law, which entitle us to some tax benefits. The tax benefit period for these programs has not yet begun. We have elected to participate in a government grant approved enterprise program and have received grants from the investment center. Income derived from the government grant approved enterprise program is subject to a reduced tax rate of 10% to 25% (depending on the percentage of foreign investment in us) for a period of seven years starting on the first year in which we generate taxable income from the approved enterprise. We have elected to participate in two additional alternative benefit programs. Income derived from our alternative benefit programs is exempt from tax for a period of ten years, starting in the first year in which we generate taxable income from the approved enterprise.

    If dividends are paid out of tax-exempt profit derived from our approved enterprise, we will be liable for corporate tax on the gross amount of distributed profits before company tax at the rate that would have been applied if we had not elected the alternative tax benefit. This rate is generally 10% to 25%, depending on the percentage of a company's shares held by foreign shareholders. We will also be required to withhold on behalf of the dividend recipients 15% of the amount distributed as dividends. Cash dividends paid by an Israeli company are normally subject to a withholding tax, except for dividends that are paid to an Israeli company, in which case no tax is withheld unless the dividend is paid from earnings from an approved enterprise. Since we have received some benefits under Israeli laws relating to approved enterprises, payment of dividends may subject us to some Israeli taxes to which we would not otherwise be subject.

    The Israeli government has discussed reducing the benefits available to companies under the capital investments law. The termination or substantial reduction of any of the benefits available under the capital investments law could materially impact the cost of future investments by us.

    Each application to the investment center is reviewed separately, and a decision about whether or not to approve the application is based on the then prevailing criteria in the capital investments law, on the specific objectives of the applicant company in the application and on financial criteria of the applicant company. We cannot assure you that any application will be approved. The benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the capital investments law and its regulations and the criteria in the specific certificate of approval, as described above. If these conditions are violated, in whole or in part, we would be required to refund the amount of tax benefits and linkage differences to the Israeli consumer price index and interest. We believe that our approved enterprise programs operate in compliance with all of these conditions and criteria.

Taxation Under Inflationary Conditions

    The Income Tax, Inflationary Adjustment, Law, 1985, which is referred to below as the inflationary adjustments law, attempts to overcome some of the problems presented to a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the law was enacted. Generally, the inflationary adjustments law provides significant tax adjustments, based on net equity less fixed assets, to depreciation methods and tax loss carry forwards to compensate for loss of value resulting from an inflationary economy. Our taxable income is subject to the provisions of this law.

    The inflationary adjustments law allows foreign-invested companies, which maintain their accounts in dollars in compliance with regulations published by the Israeli minister of finance to deviate from the principles of the inflationary adjustments law. These companies may either base their tax returns on their operating results as reflected in the dollar financial statements or adjust their tax returns based on exchange rate changes rather than changes in the Israeli consumer price index. For these purposes, a foreign-invested company is a company more than 25% of whose share capital and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change that election for a period of three tax years following the election. We believe that we qualify as a foreign investment company within the meaning of the inflationary adjustment law. We have not yet elected to measure our results for tax purposes based on the dollar exchange rate, but may do so in the future, during a 30-day period in the beginning of each tax year.

Tax Benefits of Research and Development

    Israeli tax law permits, under some conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant government ministry and if the research and development is for the promotion of the enterprise and is carried out by, or on behalf of, a company seeking the deduction.

    Some of our research and development programs have been approved by the chief scientist and we have been able to deduct, for tax purposes, a portion of our research and development expenses net of the grants received. Other research and development expenses that are not approved may be deducted for tax purposes in 3 equal installments during a 3-year period.

Committee on the Reform of Taxes on Income

    On May 7, 2000, the Israeli government approved the recommendations of the public committee on the reform of taxes on income, to broaden the categories of taxable income and to change the tax rates imposed on employment income.

    The committee recommended to:

     .       impose an estate and gift tax;

     . impose a tax upon capital gains at a rate of up to 25% for individuals, including capital gains derived from the sale of shares in Israeli publicly traded companies;

     . impose a tax upon all income of Israeli residents regardless of the territorial source of income;

     . increase the tax rate from zero to 10% on the exempt period under the alternative package of benefits for approved enterprises under the Law for the Encouragement of Capital Investments, 1959; and

     . cancel the preferred benefits granted to companies with foreign investment.

Legislation will be required to implement these changes, and the enactment of that legislation is uncertain. The termination or reduction of these tax benefits and programs could harm our business, financial condition and results of operations.

Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders

    Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income like dividends, royalties and interest, as well as non-passive income from business conducted or services rendered in Israel. We are generally required to withhold income tax at the rate of 25%, 15% for dividends generated by an approved enterprise, on all distributions of dividends.

    Israeli law imposes a capital gains tax on the sale of securities and other capital assets. The regular rate applicable to corporations is 36% and the maximum rate applicable to individuals is 50%. Under current law, however, sales of our ordinary shares are exempt from Israeli capital gains tax for so long as:

    . the shares are quoted on Nasdaq or listed on a stock exchange in a designated country like the United States; and

    .   we qualify as an industrial company or industrial holding company.


    A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel on this income, provided the income was not derived from a business conducted in Israel by the nonresident during an accrued period of more than 180 days in the relevant tax year and the nonresident does not have any other non-passive income from sources within Israel.

    The convention between the United States and the government of the State of Israel on taxes on income, which shall be referred to as the treaty, is generally effective as of January 1, 1995.

    Under the treaty, the following entities or individuals generally are exempt from Israeli capital gains tax on income derived from the sale, exchange or disposition of ordinary shares if these entities or individuals own, directly or indirectly, less than 10% of the voting power in our Company during the twelve month period preceding the sale, exchange or disposition of their ordinary shares:

    .   individuals that are residents of the United States;

    . corporations, or entities taxable as corporations, that are not residents of Israel and that are organized under the laws of the United States or of any state of the United States or the District of Columbia; and

    . other entities, to the extent that the other entities' income is taxable in the United States as the income of residents of the United States.

    The application of the treaty provisions applying to dividends and capital gains described above and below is conditioned upon the fact that this income is not effectively connected with a permanent establishment maintained by the non-Israeli residents in Israel. Under the treaty, a permanent establishment generally means a fixed place of business through which industrial or commercial activity is conducted, directly or indirectly through agents.

    Unless an exemption applies under domestic Israeli law, residents of the United States who own the requisite 10% or more of our outstanding voting shares are subject to Israeli tax on any gain realized on the sale, exchange or disposition of those shares but would generally be permitted under the treaty to claim a credit for those taxes against the United States income tax imposed on any gain from the sale, exchange or disposition, subject to the limitations applicable to foreign tax credits.

    Under the treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a resident of the United States under the treaty generally is 25%. However, dividends generally paid to a United States corporation by an Israeli company that does not enjoy the benefits of an approved enterprise will generally be subject to a 12.5% dividend withholding tax if:

    . the recipient corporation owns at least 10% of the outstanding voting shares of the Israeli company during the portion of the current taxable year and during the whole of the prior taxable year of the Israeli company preceding the date of the dividend; and

    . not more than 25% of the gross income of the Israeli company during the prior taxable year of the Israeli company preceding the date of the dividend consists of interest or dividends.

    If the Israeli company is entitled to the Israeli tax benefits applicable to an approved enterprise and the requirements listed above are met, the withholding tax rate on dividends paid to a United States corporation is 15%.

Documents on Display

     The documents concerning ViryaNet referred to in this document and required to be made available to the public are available at our offices located at 5 Kiryat Hamada Street, Science Based Industries Campus, Har Hotzvim, Jerusalem, Israel 91230.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Revenues generated and costs incurred outside of the United States are generally denominated in non-dollar currencies. Costs not effectively denominated in United States dollars are translated to United States dollars, when recorded, at the prevailing exchange rates for the purposes of the our financial statements. Consequently, fluctuations in the rates of exchange between the dollar and non-dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. We do not generally engage in currency hedging transactions to offset the risks associated with variations in currency exchange rates. Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on our business, financial condition and results of operations. Since the our revenues are generated in United States dollars and currencies other than NIS, and a substantial portion of our expenses are incurred and will continue to be incurred in NIS, we are exposed to risk by the amount that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar and other currencies or if the timing of the devaluation lags behind inflation in Israel. We do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. We also does not own any market risk sensitive instruments. However, we may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

     On September 19, 2000, we commenced an initial public offering of 4,000,000 of our ordinary shares, pursuant to our final prospectus dated September 19, 2000 (the "Prospectus"). The Prospectus was contained in our Registration Statement on Form F-1, which was declared effective by the Securities and Exchange Commission (SEC File No. 333-42158) on September 19, 2000. The initial public offering closed on September 22, 2000 upon the sale of 4,000,000 ordinary Shares to the underwriters. Chase Securities Inc., Salomon Smith Barney, Inc., and Dain Rauscher Incorporated acted as the representatives of the underwriters in the initial public offering.

     The aggregate offering price of the initial public offering to the public was $32,000,000, with proceeds to us, after deduction of the underwriting discount, of $29,760,000 (before deducting offering expenses payable by us).

     From September 19, 2000, through December 31, 2000, the aggregate amount of expenses incurred by us in connection with the issuance and distribution of ordinary shares offered and sold in the initial public offering was approximately $5,995,000, including $2,240,000 in underwriting discounts and commissions, $288,000 in payments to directors and officers and $3,467,000 in other expenses.

     The net proceeds to us from the initial public offering, after deducting underwriting discounts and commissions and other expenses, were approximately $26,005,000.

     From September 19, 2000, through December 31, 2000, the amount of net offering proceeds used for purchase of equipment and software was approximately $1,302,000, for repayment of indebtedness approximately $2,104,000, and for working capital approximately $7,281,000. We invested the balance of net proceeds of approximately $15,318,000 primarily in short term deposits.

                                   PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.


ITEM 18.  FINANCIAL STATEMENTS

     See the Index to Consolidated Financial Statements and related Financial Statements accompanying this report beginning page F-1.

ITEM 19.  EXHIBITS
          --------

Item 19. Exhibits.

   Exhibit
   Number                           Description of Document

     3.1 Memorandum of Association of Registrant (English translation) dated March 8, 1988 filed as Exhibit 3.1 to the Company's Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
     3.2 Amended Articles of Association of Registrant filed as Exhibit 3.2 to the Company's Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
     4.1 Specimen of ordinary share certificate filed as Exhibit 4.1 to the Company's Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
     4.2 Amended Articles of Association of Registrant (included at Exhibit 3.2) filed as Exhibit 4.2 to the Company's Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
    10.1 1996 stock option plan filed as Exhibit 10.1 to the Company's Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
    10.2 1997 stock option plan filed as Exhibit 10.2 to the Company's Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
    10.3 1998 stock option plan filed as Exhibit 10.3 to the Company's Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
    10.4 1999 stock option plan filed as Exhibit 10.4 to the Company's Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
    10.5 The 2000 Amendment and Restatement to the Investors Rights Agreement among ViryaNet and the Investors dated April 5, 2000 filed as Exhibit
           10.5 to the Company's Registration Statement on Form F-1, No. 333-42158.
    10.6 Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase 217,391 ordinary shares filed as Exhibit 10.10 to the Company's Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
    10.7 Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase approximately 69,565 ordinary shares filed as Exhibit 10.11 to the Company's Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
    10.8 Form of warrant issued by ViryaNet to customers prior to July 1, 2000 to purchase ordinary shares filed as Exhibit 10.12 to the Company's Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
    10.9 Lease for approximately 16,950 square feet of office space in Jerusalem, Israel filed as Exhibit 10.14 to the Company's Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
    10.11 Lease for approximately 13,807 square feet in Southborough, Massachusetts filed as Exhibit 10.15 to the Company's Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
    10.12 Form of Indemnification Agreement entered into with directors and officers of Company filed as Exhibit 10.16 to the Company's Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
    10.13 Form of warrant issued by ViryaNet to customers after July 1, 2000 to purchase ordinary shares filed as Exhibit 10.17 to the Company's Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
    21.1 Subsidiaries of the Registrant filed as Exhibit 21.1 to the Company's Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
    23.1 Consent of Kost, Forer & Gabbay, a member of Ernst and Young International and incorporated herein by reference.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southborough, Massachusetts, on this 9th day of May, 2001.

                                   VIRYANET LTD.

                                   By: /s/ Winfried A. Burke
                                       -------------------------------------
                                       Winfried A. Burke
                                       President and Chief Executive Officer

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                            AS OF DECEMBER 31, 2000

                                IN U.S. DOLLARS

                                     INDEX

                                                                                                       Page
                                                                                                 ----------------
Report of Independent Auditors                                                                          F-2

Consolidated Balance Sheets                                                                           F-3 - 4

Consolidated Statements of Operations                                                                   F-5

Statements of Changes in Shareholders' Equity (Deficiency)                                            F-6 - 7

Consolidated Statements of Cash Flows                                                                 F-8 - 9

Notes to Consolidated Financial Statements                                                           F-10 - 32

                             - - - - - - - - - - -

[LOGO] ERNST & YOUNG       . Kost Forer & Gabbay      .  Phone: 972-3-6232525
                             3 Aminadav St.              Fax: 972-3-5622555
                             Tel-Aviv 67067, Israel


                        REPORT OF INDEPENDENT AUDITORS

                            To the shareholders of

                                 VIRYANET LTD.

         We have audited the accompanying consolidated balance sheets of ViryaNet Ltd. ("the Company") and its subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1999 and 2000, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel                                    KOST FORER & GABBAY
February 12, 2001                        A Member of Ernst & Young International

                       VIRYANET LTD. AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                            U.S. dollars in thousands

                                                                                  December 31,
                                                                        --------------------------------
                                                                          1999                   2000
                                                                        --------               ---------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                               $  1,886               $  21,838
Restricted cash (Note 3)                                                      96                       -
Trade receivables (net of allowance for doubtful
  accounts - $ 28 in 1999 and $ 37 in 2000)                                2,755                   3,510
Unbilled receivables                                                         708                   2,680
Other accounts receivable and prepaid expenses (Note 4)                      902                   2,960
                                                                        --------               ---------

Total current assets                                                       6,347                  30,988
                                                                        --------               ---------

SEVERANCE PAY FUND                                                           854                     945
                                                                        --------               ---------

PROPERTY AND EQUIPMENT, NET (Note 5)                                       1,491                   2,907
                                                                        --------               ---------
                                                                        $  8,692               $  34,840
                                                                        ========               =========

The accompanying notes are an integral part of the consolidated financial statements.

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                 U.S. dollars in thousands (except share data)

                                                                                              December 31,
                                                                                      ----------------------------
                                                                                        1999               2000
                                                                                      --------           ---------
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit (Note 6)                                                       $  5,283           $     145
Current maturities of long-term loans                                                       11                   -
Trade payables                                                                           1,303               2,449
Deferred revenues                                                                        7,150               1,956
Other accounts payable and accrued expenses (Note 7)                                     3,905               5,312
                                                                                      --------           ---------

                                                                                        17,652               9,862
                                                                                      --------           ---------

ACCRUED SEVERANCE PAY                                                                    1,595               1,797
                                                                                      --------           ---------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS' EQUITY (DEFICIENCY) Share capital (Note 9):

  Preferred shares of NIS 0.1 par value
   Authorized: 13,100,000 shares as of December 31, 1999
   and no shares as of December 31, 2000; Issued and outstanding:
   10,146,387 shares as of December 31, 1999 and no shares as of
   December 31, 2000;                                                                      294                   -
  Ordinary shares of NIS 0.1 par value
   Authorized: 6,900,000 shares as of December 31, 1999 and
   35,000,000 shares as of December 31, 2000; Issued and outstanding:
   2,700,640 shares as of December 31, 1999 and 21,664,672 shares as
   of December 31, 2000;                                                                   103                 610
Additional paid-in capital                                                              37,728              98,328
Deferred stock compensation                                                               (603)               (604)
Accumulated other comprehensive loss                                                         -                (288)
Accumulated deficit                                                                    (48,077)            (74,865)
                                                                                      --------           ---------

Total shareholders' equity (deficiency)                                                (10,555)             23,181
                                                                                      --------           ---------
                                                                                      $  8,692           $  34,840
                                                                                      ========           =========

The accompanying notes are an integral part of the consolidated financial statements.

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
         U.S. dollars in thousands (except share and per shares data)

                                                                                     Year ended December 31,
                                                                       --------------------------------------------------
                                                                           1998               1999               2000
                                                                       -----------       -------------      -------------
Revenues (Note 11a and 11b):
   Software licenses                                                    $    1,801       $     4,269        $    17,027
   Maintenance and services                                                 11,724            11,533             10,080
                                                                        ----------       -----------        -----------
Total revenues                                                              13,525            15,802             27,107
                                                                        ----------       -----------        -----------

Cost of revenues:
   Software licenses                                                           146               952                938
   Maintenance and services                                                  9,709             9,978              7,857
                                                                        ----------       -----------        -----------
Total cost of revenues                                                       9,855            10,930              8,795
                                                                        ----------       -----------        -----------
Gross profit                                                                 3,670             4,872             18,312
                                                                        ----------       -----------        -----------
Operating expenses:
   Research and development, net (Note 12a)                                  5,322             6,865              7,224
   Sales and marketing                                                       8,862            13,537             16,385
   General and administrative                                                2,602             3,518              3,857
   Amortization of deferred stock compensation                                 250               798              1,104
                                                                        ----------       -----------        -----------
Total operating expenses                                                    17,036            24,718             28,570
                                                                        ----------       -----------        -----------
Operating loss                                                             (13,366)          (19,846)           (10,258)
Financial income (expenses), net (Note 12b)                                    234              (565)                26
Financial expenses related to amortization of beneficial
  conversion feature and compensation related to warrants to
  investors in convertible loan (Notes 10d, 10c1d)                               -                 -            (16,556)
                                                                        ----------       -----------        -----------
Net loss                                                                $  (13,132)      $   (20,411)       $   (26,788)
                                                                        ==========       ===========        ===========
Preferred shares deemed dividend                                               (61)             (303)                 -
                                                                        ==========       ===========        ===========
Net loss to shareholders of ordinary shares                             $  (13,193)      $   (20,714)       $   (26,788)
                                                                        ==========       ===========        ===========
Basic and diluted net loss per share                                    $    (5.16)      $     (7.74)       $     (3.34)
                                                                        ==========       ===========        ===========
Weighted average number of shares used in computing basic
   and diluted net loss per  ordinary shares                             2,554,654         2,676,212          8,029,785
                                                                        ==========       ===========        ===========
(1)  Stock based compensation relates to the following:
     Cost of revenues                                                   $        -       $        16        $         4
     Research and development, net                                               -               391                  -
     Sales and marketing                                                       120                39                207
     General and administrative                                                130               352                893
                                                                        ----------       -----------        -----------
     Total                                                              $      250       $       798        $     1,104
                                                                        ==========       ===========        ===========

The accompanying notes are an integral part of the consolidated financial statements.

                      VIRYANET LTD. AND ITS SUBSIDIARIES

          STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
                 U.S. dollars in thousands (except share data)

                                                                                                    Additional       Deferred
                                               Preferred      Ordinary     Preferred   Ordinary      paid-in          stock
                                                shares        shares        shares      shares       capital       compensation
                                              -----------   -----------   ----------- ----------   ------------  ---------------
                                                    (Share data)
                                              -------------------------
    Balance as of January 1, 1998              4,601,740    2,517,520       $  146     $  101       $  14,356      $        -
    Issuance of ordinary shares, net                   -       46,870            -          *)              -               -
    Issuance of preferred shares, net          3,717,950            -          103          -          11,036               -
    Exercise of stock options, net                     -      148,315            -          3              95               -
    Conversion of  ordinary shares                87,565      (87,565)           2         (2)              -               -
    Investor relationship type of expenses             -            -            -          -             124               -
    Deferred stock compensation                        -            -            -          -             510            (510)
       Amortization of deferred
    stock compensation and
    compensation related to
    options granted to consultants                     -            -            -          -               -             250
    Net loss                                           -            -            -          -               -               -
                                              ----------    ---------       ------     ------       ---------      ----------
    Total comprehensive loss

    Balance as of December 31, 1998            8,407,255    2,625,140          251        102          26,121            (260)
    Issuance of preferred shares, net          1,739,132            -           43          -           9,796               -
    Receivables on account of shares                   -            -            -          -            (100)              -
    Exercise of stock options, net                     -       75,500            -          1              72               -
    Issuance of warrants to customers                  -            -            -          -             500               -
    Deferred stock compensation                        -            -            -          -           1,141          (1,141)
    Amortization of compensation
       related to warrants to bank                     -            -            -          -             198               -
    Amortization of deferred
    stock compensation and
    compensation related to
       options granted to consultants                  -            -            -          -               -             798
    Net loss                                           -            -            -          -               -               -
                                              ----------    ---------       ------     ------       ---------      ----------
    Total comprehensive loss

    Balance as of December 31, 1999           10,146,387    2,700,640          294        103          37,728            (603)
                                              ----------    ---------       ------     ------       ---------      ----------

                                                      Accumulated                                       Total
                                                         other                         Total        shareholders'
                                                     comprehensive   Accumulated   comprehensive       equity
                                                         loss          deficit          loss        (deficiency)
                                                     -------------   ------------   -------------  ---------------
    Balance as of January 1, 1998                      $     -      $   (14,534)     $        -       $      69
    Issuance of ordinary shares, net                         -                -               -               -
    Issuance of preferred shares, net                        -                -               -          11,139
    Exercise of stock options, net                           -                -               -              98
    Conversion of  ordinary shares                           -                -               -               -
    Investor relationship type of expenses                   -                -               -             124
    Deferred stock compensation                              -                -               -               -
       Amortization of deferred
    stock compensation and
    compensation related to
    options granted to consultants                           -                -               -             250
    Net loss                                                 -          (13,132)        (13,132)        (13,132)
                                                       -------      -----------      ----------       ---------
    Total comprehensive loss                                                         $  (13,132)
                                                                                     ==========

    Balance as of December 31, 1998                          -          (27,666)     $        -          (1,452)
    Issuance of preferred shares, net                        -                -               -           9,839
    Receivables on account of shares                         -                -               -            (100)
    Exercise of stock options, net                           -                -               -              73
    Issuance of warrants to customers                        -                -               -             500
    Deferred stock compensation                              -                -               -               -
    Amortization of compensation
       related to warrants to bank                           -                -               -             198
    Amortization of deferred
    stock compensation and
    compensation related to
       options granted to consultants                        -                -               -             798
    Net loss                                                 -          (20,411)        (20,411)        (20,411)
                                                       -------      -----------      ----------       ---------
    Total comprehensive loss                                                         $  (20,411)
                                                                                     ==========
    Balance as of December 31, 1999                          -          (48,077)                        (10,555)
                                                       -------      -----------                       ---------


*) Less than $1,000



The accompanying notes are an integral part of the consolidated financial statements.

                      VIRYANET LTD. AND ITS SUBSIDIARIES

          STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
                 U.S. dollars in thousands (except share data)

                                                                                                    Additional       Deferred
                                               Preferred      Ordinary     Preferred   Ordinary      paid-in          stock
                                                shares        shares        shares      shares       capital       compensation
                                              -----------   -----------   ----------- ----------   ------------  ---------------
                                                    (Share data)
                                              -------------------------
    Balance as of December 31, 1999             10,146,387    2,700,640    $   294      $   103      $  37,728      $   (603)
    Conversion of preferred shares             (10,146,387)  10,146,387       (294)         294              -             -
    Issuance of ordinary shares, net                     -    4,000,000          -           98         25,526             -
    Conversion of long-term loan, net                    -    3,343,885          -           82         15,969             -
    Amortization of beneficial
       conversion feature                                -            -          -            -         16,051             -
    Exercise of warrants, net                            -    1,349,210          -           30            555             -
    Exercise of stock options, net                       -      124,550          -            3            183             -
    Amortization of compensation
       related to warrants to
       investors in convertible loans                    -            -          -            -            505             -
    Issuance of warrants to customers                    -            -          -            -            333             -
    Compensation related to warrants
       to bank                                           -            -          -            -            254             -
    Amortization of compensation
       related to warrants to third party                -            -          -            -            119             -
    Deferred stock compensation                          -            -          -            -          1,105        (1,105)
    Amortization of deferred
       stock compensation and
       compensation related to options
       granted to consultants                            -            -          -            -              -         1,104
    Comprehensive loss:
    Foreign currency translation
       adjustment                                        -            -          -            -              -             -
    Net loss                                             -            -          -            -              -             -
                                              ------------  -----------    -------      -------      ---------      --------
    Total comprehensive loss
    Balance as of December 31, 2000                      -   21,664,672    $     -      $   610      $  98,328      $   (604)
                                              ============  ===========    =======      =======      =========      ========

                                                      Accumulated                                       Total
                                                         other                         Total        shareholders'
                                                     comprehensive   Accumulated   comprehensive       equity
                                                         loss          deficit          loss        (deficiency)
                                                     -------------   ------------  --------------  ---------------
    Balance as of December 31, 1999                    $    -         $  (48,077)    $        -      $ (10,555)

    Conversion of preferred shares                          -                  -              -              -
    Issuance of ordinary shares, net                        -                  -              -         25,624
    Conversion of long-term loan, net                       -                  -              -         16,051
    Amortization of beneficial
       conversion feature                                   -                  -              -         16,051
    Exercise of warrants, net                               -                  -              -            585
    Exercise of stock options, net                          -                  -              -            186
    Amortization of compensation
       related to warrants to
       investors in convertible loans                       -                  -              -            505
    Issuance of warrants to customers                       -                  -              -            333
    Compensation related to warrants
       to bank                                              -                  -              -            254
    Amortization of compensation
       related to warrants to third party                   -                  -              -            119
    Deferred stock compensation                             -                  -              -              -
    Amortization of deferred
       stock compensation and
       compensation related to options
       granted to consultants                               -                  -              -          1,104
    Comprehensive loss:
    Foreign currency translation
       adjustment                                        (288)                 -           (288)          (288)
    Net loss                                                -            (26,788)       (26,788)       (26,788)
                                                       ------         ----------     ----------      ---------
    Total comprehensive loss                                                         ==========
    Balance as of December 31, 2000                    $ (288)        $  (74,865)    $  (27,076)     $  23,181
                                                       ======         ==========                     =========


         *) Less than $1,000

The accompanying notes are an integral part of the consolidated financial statements.

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           U.S. dollars in thousands

                                                                                       Year ended December 31,
                                                                           ----------------------------------------------
                                                                              1998                1999             2000
                                                                           ----------          ----------      -----------
Cash flows from operating activities:
------------------------------------
Net loss                                                                   $  (13,132)        $  (20,411)      $   (26,788)
Adjustments to reconcile net loss to
  net cash used in operating activities:
Depreciation                                                                      555                758               900
Increase in accrued severance pay, net                                            135                209               111
Amortization of deferred stock compensation and
  compensation related to options granted to consultants                          250                798             1,104
Amortization of compensation related to warrants to bank                            -                198               254
Amortization of compensation related to warrants to
    third party                                                                     -                  -               119
Investor relationship type of expenses                                            124                  -                 -
Amortization of beneficial conversion feature                                       -                  -            16,051
Amortization of compensation related to warrants to
  investors in convertible loans                                                    -                  -               505
Marketable securities, net                                                      1,133                881                 -
Decrease (increase) in trade receivables and
    unbilled receivables                                                       (2,154)               531            (2,687)
Decrease (increase) in other accounts receivable
    and prepaid expenses                                                         (335)               241            (2,041)
Increase (decrease) in trade payables                                             656               (314)            1,057
Increase (decrease) in deferred revenues                                        1,515              3,955            (5,252)
Increase in other accounts payable and accrued expenses                         1,856                 39               875
Others                                                                             11                 19                 -
                                                                           ----------         ----------       -----------

Net cash used in operating activities                                          (9,386)           (13,096)          (15,792)
                                                                           ----------         ----------       -----------
Cash flows from investing activities:
------------------------------------
Purchase of property and equipment                                               (968)              (923)           (2,330)
Proceeds from sale of property and equipment                                       24                 88                28
Investment in restricted cash                                                       -                (96)                -
Proceeds from restricted cash                                                       -                  -                96
                                                                           ----------         ----------       -----------

Net cash used in investing activities                                            (944)              (931)           (2,206)
                                                                           ----------         ----------       -----------



The accompanying notes are an integral part of the consolidated financial statements.

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           U.S. dollars in thousands

                                                                                       Year ended December 31,
                                                                          -------------------------------------------------
                                                                               1998              1999             2000
                                                                          ---------------   ---------------   -------------
Cash flows from financing activities:
------------------------------------
Short-term bank credit, net                                                     (1,427)           5,098           (5,138)
Proceeds from issuance of share capital and exercise of stock
  options, net                                                                  11,562            9,812           42,968
Issuance of warrants to customers                                                    -              500              333
Principal payment of long-term loans                                               (67)             (51)             (11)
                                                                              --------         --------        ---------
Net cash provided by financing activities                                       10,068           15,359           38,152
                                                                              --------         --------        ---------
Effect of exchange rate on cash and cash equivalents                                 -                -             (202)
                                                                              --------         --------        ---------
Increase (decrease) in cash and cash equivalents                                  (262)           1,332           19,952
Cash and cash equivalents at the beginning of the year                             816              554            1,886
                                                                              --------         --------        ---------
Cash and cash equivalents at the end of the year                              $    554         $  1,886        $  21,838
                                                                              ========         ========        =========
Supplemental disclosure of cash flows activities:
------------------------------------------------
  Cash paid during the year for
    Interest                                                                  $     94         $    237        $     180
                                                                              ========         ========        =========
Supplemental disclosure of non-cash investing and financing activities:
----------------------------------------------------------------------
  Accrued expenses related to issuance expenses                               $      -         $      -        $    (521)
                                                                              ========         ========        =========

The accompanying notes are an integral part of the consolidated financial statements.

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1:-  GENERAL

          a. ViryaNet Ltd., an Israeli corporation (the "Company"), was established in 1988. The Company develops, markets and supports software products, which provide business-to-business internet solutions and related services that enable service organizations and their field engineers, customers, partners, vendors and suppliers to collaborate in a single environment called a service community.

                ViryaNet Ltd. has three wholly-owned subsidiaries: in the United States ("ViryaNet US") in the United Kingdom ("ViryaNet UK") and in Japan ("ViryaNet Japan").

                The Company's sales are made in the United States, the United Kingdom and Japan. As for major customers, see Note 11b.

          b. In March 1998, the Company established a subsidiary in Japan ("ViryaNet Japan"). Until October 1999, the Company owned 95% of this Company. In October 1999, the Company purchased the remaining 5% of the share capital of the Japanese subsidiary in exchange for 40,000 warrants to purchase ordinary shares of the Company at an exercise price of $5.75. In connection with the acquisition, the Company recorded goodwill in the amount of $100,000. Since it was immaterial, the goodwill was fully amortized in 1999.

          c. On September 19, 2000, the Company completed its Initial Public Offering ("IPO"). Since then, the ordinary shares have been traded on the NASDAQ in the U.S. (see Note 9a2).

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

                The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

                a.    Use of estimates:

                      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                b.    Financial statements in United States dollars:

                        All of the Company's and ViryaNet US's sales are made in U.S. dollars ("dollars"). In addition, a substantial portion of the costs of the Company and ViryaNet US are incurred in dollars. Since the dollar is the primary currency of the economic environment in which the Company and its U.S. subsidiary operate, the dollar is their functional and reporting currency.

                        Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars using the foreign currency exchange rate at balance sheet date, in accordance with Statement No. 52 of the Financial Accounting Standard Board ("FASB") "Foreign Currency Translation". Operational transactions and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in the statement of operations as financial income or expenses, as appropriate.

                        The functional currency of ViryaNet UK and ViryaNet Japan has been determined to be their local currency. Assets and liabilities are translated at the year-end exchange rate and statement of operations items are translated at the average rate prevailing during the year. The resulting translation adjustments are

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              reported as a component of accumulated other comprehensive loss in shareholders' equity (deficiency).

          c.  Principles of consolidation:

              The consolidated financial statements include the accounts of ViryaNet Ltd. and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

          d.  Cash equivalents:

              Cash equivalents are short-term, highly liquid investments that are readily convertible to cash, and originally purchased with maturities of three months or less.

          e.  Marketable securities:

              In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), the Company has classified its marketable debt into a trading category. Under SFAS 115, marketable securities classified as trading securities are stated according to the quoted market prices as of balance sheet date.

              Gain and losses (realized and unrealized) related to trading securities as well as interest on such securities are included as financial income, or expenses as appropriate. All marketable debts were sold prior to December 1999.

          f.  Property and equipment:

              These assets are stated at cost net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual depreciation rates:

                                                                                                  %
                                                                                      -------------------------
                       Computers, peripheral equipment and software                              33
                       Office furniture and equipment                                          6 - 25
                       Motor vehicles                                                            15

          Leasehold improvements are depreciated over term of the related lease periods.

                     The Company and its subsidiaries periodically assess the
              recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with SFAS No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". As of December 31, 2000, no impairment losses have been identified.

          g.  Income taxes:

              The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          h.   Revenue recognition:

               Effective January 1, 2000, the Company adopted new guidance on revenue recognition as is described in Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statement" of the Securities and Exchange Commission (the "SEC") in December 1999. The adoption did not have a significant effect on the consolidated results of operations or financial position.

               The Company generates revenues from licensing the rights to use its software products directly to end-users. The Company also generates revenues from sales of professional services, including consulting, customization, implementation, training and maintenance.

               Revenues from other software license that require significant customization, integration and installation are recognized, based on SOP 81-1 "Accounting for Performance of Construction- Type and Certain Production-Type Contract" using contract accounting on a percentage of completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. A provision for estimated losses on uncompleted contracts is recorded in the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2000 no such estimated losses were identified.

               Revenues from software license agreements are recognized, in accordance with Statement Of Position (SOP) 97-2 "Software Revenue Recognition" (as amended), when persuasive evidence of an agreement exists, delivery of the software has occurred, the fee is fixed or determinable and collectability is probable.

               The Company has entered into software license agreements with customers whereby, upon entering into these agreements, the Company granted warrants to these customers and expects to do so in the future. In such cases, the Company deducts the fair value of these warrants from the related software revenues and amortizes the fair value over the period the related revenues are recognized. The fair value of these warrants is determined using the Black-Scholes option pricing model (see also Note 9c3).

               When software arrangements involve multiple elements, revenue is allocated to each element based on vendor-specific objective evidence ("VSOE") of the relative fair values of each element in the arrangement. The Company's VSOE used to allocate the sales price to professional services and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method, in accordance with SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with respect to certain transactions". Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, (2) VSOE of fair value does not exist for one or more of the delivered elements in the arrangement, and (3) all revenue recognition criteria of SOP 97-2 as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

               Service revenues which include fees for consulting, implementation, customization and training services, are recognized as work is performed. Maintenance revenues are recognized ratably over the term of the maintenance agreement, which, in most cases, is one year.

               Deferred revenues include amounts received for which revenues have not been recognized.

          i.   Research and development costs:

               Research and development costs are charged to the statement of operations as incurred. Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur any material costs between the completion of the working model and the point at which the product is ready for general release. Therefore, through December 31, 2000, the Company has charged all software development costs to research and development expenses, in the period incurred.

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          j.     Royalty-bearing grants:

                 Royalty-bearing grants from Binational Industrial Research and Development Foundation ("BIRD-F") for funding of approved research projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and were netted from research and development costs (see Note 12a).

          k.     Concentrations of credit risk:

                 Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and trade receivables. The Company's cash and cash equivalents and restricted cash are held in deposits with major banks in Israel, the United States, the United Kingdom and Japan. Management believes that the financial institutions that hold the Company's investments are financially sound and accordingly, minimal credit risk exists with respect to these deposits. The Company's trade receivables are derived from sales to large and solid organizations located mainly in the United States, United Kingdom and Japan. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to accounts that are doubtful of collection.

                 The Company has no significant off-balance sheet concentration of credit-risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

          l.     Accounting for stock-based compensation:

                 The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), are provided in Note 9b3.

                 The Company applies SFAS 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS 123 requires use of an option valuation model to measure the fair value of the options on the date of grant.

          m.     Basic and diluted net loss per share:

                 Basic and diluted net income (loss) per share is presented in accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128"), for all years presented. Basic net income (loss) per share has been calculated using the weighted-average number of ordinary shares outstanding during the year. Diluted net income per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus the weighted average number of dilutive potential ordinary shares considered outstanding during the year.

                 All convertible preferred shares, convertible debentures, outstanding stock options, and warrants have been excluded from the calculation of the diluted net loss per ordinary share because all of these securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding options, preferred shares and warrants excluded from the calculations of diluted net loss per share were 13,430,880, 17,413,758 and 7,610,192, for the years ended December 31, 1998, 1999 and 2000, respectively.

          n.     Severance pay:

                 The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. One year after commencement of employment with the Company, employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees, is

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

                 The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these policies, and include immaterial profits.

                 Severance expenses for the years ended December 31, 1998, 1999 and 2000 amounted to approximately $734,000, $1,070,000 and $543,000, respectively.

          o.     Fair value of financial instruments:

                 The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                 Cash and cash equivalents, restricted cash, trade receivables, short term bank credit, current maturities of long-term loans and trade payables - the carrying amounts of these items approximate their fair value due to the short-term maturity of such instruments.

          p.     Future adoption of new accounting standard:

                 In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, which is required to be adopted in years beginning after June 15, 2000. Because the Company does not use derivatives, management does not anticipate that the adoption of the new Statement will have an effect on earnings or the financial position of the Company.

NOTE 3:-  RESTRICTED CASH

          As of December 31, 1999, the Company recorded a fixed charge on the short-term bank deposit in order to secure a bank line of credit, which was removed during the year 2000.

NOTE 4:-  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                                           December 31,
                                                                    -----------------------------
                                                                     1999                  2000
                                                                    -------              --------
                                                                      U.S. dollars in thousands
                                                                    -----------------------------
           Prepaid expenses                                         $   534              $  2,218
           Employees                                                     91                   107
           Government authorities                                        78                   218
           Other                                                        199                   417
                                                                     -------             --------

                                                                     $   902             $  2,960
                                                                     =======             ========

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-   PROPERTY AND EQUIPMENT

                                                                                            December 31,
                                                                                    -----------------------------
                                                                                     1999                 2000
                                                                                    --------             --------
                                                                                       U.S. dollars in thousands
                                                                                    -----------------------------
              a.      Cost:
                              Computers, peripheral equipment and software          $  2,858             $  4,658
                              Office furniture and equipment                             707                  997
                              Motor vehicles                                             170                  260
                              Leasehold improvements                                     196                  228
                                                                                    --------             --------

                                                                                       3,931                6,143
                                                                                    --------             --------
                      Accumulated depreciation:
                              Computers, peripheral equipment and software             1,890                2,434
                              Office furniture and equipment                             342                  563
                              Motor vehicles                                              67                   69
                              Leasehold improvements                                     141                  170
                                                                                    --------             --------
                                                                                       2,440                3,236
                                                                                    --------             --------

                      Depreciated cost                                                   $  1,491             $  2,907
                                                                                    ========             ========

           b.    As for charges, See Note 8c.

NOTE 6:-   SHORT-TERM BANK CREDIT

           In 1999 the Company had authorized credit lines from several banks in the amount of $4,303,000, of which $303,000 is denominated in NIS and bears interest at the rate of prime plus 1% and $4,000,000 is denominated in dollars and bears interest at LIBOR plus 1.5%.

           In January 2000, the Company had authorized an additional $2,000,000 credit line for one year. Dollar-denominated borrowings bear interest at an annual rate of LIBOR plus 1.5%, and NIS-denominated credit lines from Bank Hapoalim bear interest of prime plus 1%. The credit facility is secured by a floating charge on all of the Company's assets.

           The weighted average interest rate on the credit lines as of December 31, 2000 and 1999 was approximately 11.2% and 8%, respectively.

           In connection with the credit lines, the Company granted warrants to Bank Hapoalim (see also Note 9c2b).

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-      OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                                                    December 31,
                                                                                          --------------------------------
                                                                                                1999             2000
                                                                                          -------------     --------------
                                                                                             U.S. dollars in thousands
                                                                                          --------------------------------
                  Accrued expenses                                                       $     769             $  2,292
                  Employees and payroll accruals                                             2,855                2,574
                  Others                                                                       281                  446
                                                                                         ---------            ---------
                                                                                         $   3,905            $   5,312
                                                                                         =========            =========

NOTE 8: -     COMMITMENTS AND CONTINGENT LIABILITIES

              a.     Royalty commitments:

                     Under the Company's research and development agreements with BIRD-F and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-5% of sales of products developed with funds provided by BIRD-F, up to an amount equal to 100%-150% of BIRD-F research and development grants (linked to the dollar and to the U.S. Consumer Price Index) related to such projects.

                     As of December 31, 2000, the Company had an outstanding contingent obligation to pay royalties in the amount of $330,000.

              b.     Lease commitments:

                     The Company and its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2006.

                     Future minimum rental payments under non-cancelable operating leases are as follows:

                                                                U.S. dollars
                          Year ended December 31,               in thousands
                      ---------------------------------        ----------------
                         2001                                        $    939
                         2002                                             799
                         2003                                             530
                         2004                                             505
                         2005                                             170
                         2006                                              69
                                                                     --------
                                                                     $  3,012
                                                                     ========

                     Total rent expenses for the years ended December 31, 1998, 1999 and 2000 were approximately $955,000, $1,078,000 and
                     $1,100,000, respectively.

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



              c.     Charges and guarantees:

                     Various computers, peripheral equipment and motor vehicles of the Company are pledged as fixed charges in favor of various banks and financial institutions. The Company also has a floating charge on all of its assets in favor of a bank.

                     The Company obtained bank guarantees in the amount of $71,000 in order to secure a leasing agreement.

              d.     Litigation:

                     In December 1999, the Company's former vice president of sales and marketing filed an action against the Company and Company's Chief Executive Officer seeking damages in the amount of approximately $1,364,000. The former employee alleges wrongful denial of his right to exercise options, loss of compensation including options to purchase shares granted to him by his previous employer, severance payment and other social benefits as well as damage to his reputation.

                     In March 2000, the Company filed a counter action against this former employee seeking damages in the amount of approximately $970,000. The Company alleged that the former employee has acted in bad faith, breached his fiduciary duties towards the Company and did not perform his duties as required.

                     The Company's management and its legal advisors are unable to determine the ultimate outcome of the litigation and its effect on the Company's business, operating results and financial condition and, accordingly, no provisions were made.

NOTE 9:-      SHARE CAPITAL

              a.     Composition of share capital:

                                                                    Authorized shares          Issued and outstanding shares
                                                               ---------------------------     -----------------------------
                                                                       December 31,                     December 31,
                                                               ---------------------------     -----------------------------
                                                                  1999             2000            1999              2000
                                                               ----------       ----------     -----------       ------------
                       Shares of NIS 0.1 par
                        value:
                       Ordinary shares (1)(2)                   6,900,000       35,000,000       2,700,640         21,664,672
                       Preferred "A" shares (3)                 6,133,330                -       3,951,740                  -
                       Preferred "B" shares (3)                   866,670                -         650,000                  -
                       Preferred "C-1" shares (3)               4,000,000                -       3,805,515                  -
                       Preferred "C-2" shares (3)               2,100,000                -       1,739,132                  -
                                                               ----------       ----------      ----------         ----------

                                                               20,000,000       35,000,000      12,847,027         21,664,672
                                                               ==========       ==========      ==========         ==========

                     (1) The ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

                     (2) Upon the IPO, the Company issued 4,000,000 ordinary shares of $8.00 per share in consideration of net proceeds of $25,624.

                     (3) All preferred shares were automatically converted into ordinary shares at the time of the IPO.

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


              b.     Stock options:

                     1. Under the Company's 1996, 1997, 1998 and 1999 Stock Option Plans ("the Plans"), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries.

                     2. Pursuant to the Plans, the Company reserved for issuance 1,400,000, 500,000, 1,500,000 and 3,000,000 ordinary shares, respectively.

                            As of December 31, 2000 an aggregate to 187,935 ordinary shares of the Company were still available for future grant.

                     3. Each option granted under the Plans is exercisable until the earlier of seven years from the date of the grant of the option or the expiration dates of the respective option plans. The 1996, 1997, 1998 and 1999 option plans will expire on December 31, 2005, 2006, 2007, and 2008, respectively. The exercise price of the options granted under the Plans may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over four years. Any options which are canceled or not exercised before expiration become available for future grants.

                     4. During 2000, the Company decided to extend the exercise period for certain grants. The extension was accounted for in accordance with FIN 44, by applying a new measurement date, which resulted in no additional compensation expenses.

                     5. In October 2000, the Company decided to increase the number of shares reserved for issuance under the 1999 Stock Option Plan by additional 1,000,000 ordinary shares, subject to shareholders' approval.

                     6. A summary of the Company's share option activity (except options to consultants) under the Plans is as follows:

                                                                               Year ended December 31,
                                                      ------------------------------------------------------------------------
                                                               1998                     1999                      2000
                                                      ------------------------     ----------------      ---------------------
                                                                   Weighted                 Weighted                  Weighted
                                                       Number      average       Number      average       Number      average
                                                         of         exercise       of        exercise        of        exercise
                                                       options       price       options      price       options       price
                                                      --------     ---------     --------   ---------     --------     --------
                            Outstanding-
                             beginning of the year   1,963,720     $ 1.10        2,869,970    $ 2.20       4,655,250    $ 4.02
                            Granted                  1,332,000       3.35        2,810,480      5.53       1,847,975      6.80
                            Exercised                 (148,315)      0.66          (75,500)     0.96        (124,550)     1.49
                            Forfeited                 (277,435)      0.81         (949,700)     3.21        (890,575)     5.31
                                                     ---------     ------        ---------    ------       ---------    ------
                            Outstanding - end
                             of the year             2,869,970     $ 2.20        4,655,250    $ 4.02       5,488,100    $ 4.78
                                                    ==========     ======        =========    ======       =========    ======

                            Options exercisable      1,335,901     $ 1.40        1,570,076    $ 2.74       2,088,040    $ 3.60
                                                   ===========     ======        =========    ======       =========    ======

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The options outstanding as of December 31, 2000, have been separated into ranges of exercise price, as follows:

                         Options             Weighted                                         Weighted
                       outstanding           average       Weighted         Options           average
       Ranges of          as of             remaining       average     exercisable at     exercise price
       Exercise        December 31,      contractual life  exercise      December 31,      of exercisable
       price               2000               Years          price           2000             options
       ------------    ------------      ----------------  --------     --------------     --------------
       $       0.61         948,220                  2.34   $  0.65            897,481     $         0.66
         2.3 - 2.57         644,400                  5.76      2.48            300,975               2.39
         3.2 - 3.90         665,500                  4.32      3.51            432,250               3.50
               5.75       2,441,730                  5.83      5.75          1,149,500               5.75
                  8         347,000                  6.64      8.00             58,542               8.00
            10 - 12         441,250                  6.49     11.02             41,292              11.16
       ------------    ------------      ----------------   -------     --------------     --------------
       $  0.61 - 12       5,488,100                         $  4.78          2,880,040     $         3.60
       ============    ============      ================   =======     ==============     ==============

     The Company recorded deferred compensation for options issued with an exercise price below the fair value of the ordinary shares. Deferred compensation is amortized and recorded as compensation expense ratably over the vesting period of the option. Compensation expenses of approximately $104,000, $618,000 and $967,000 were recognized during the years ended December 31, 1998, 1999 and 2000, respectively.

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


              Under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), pro forma information regarding net loss and net loss per share is required for grants issued after December 1994, and has been determined as if the Company had accounted for its employee share options under the fair value method of SFAS No.
              123. The fair value for these options was estimated at the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1999 and 2000: risk-free interest rates of 5.5%, 5.75% and 5.75% respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 0.5, 0.5 and 0.84, respectively, and a weighted-average expected life of the options of approximately 3.5, 3.4 and 3 years, respectively.


              The weighted average fair values of options granted for the years ended December 31, 1998, 1999 and 2000 were:

                                                                         exercise price on the grant date that:
                                                            ----------------------------------------------------------------
                                                                  Equals market price                Exceeds market price
                                                            ----------------------------        ----------------------------
                                                                Year ended December 31,            Year ended December 31,
                                                            ----------------------------        ----------------------------
                                                             1998       1999       2000           1998      1999      2000
                                                            -------   --------   -------        -------   -------    -------
              Weighted average exercise prices              $  3.30   $  5.75   $  5.24         $  3.90   $     -    $     8
                                                            =======   =======   =======         =======   =======    =======
              Weighted average fair values on grant date    $  1.37   $  2.74   $  0.49         $  1.12   $     -    $ 10.15
                                                            =======   =======   =======         =======   =======    =======

                                                                    Is less than market price
                                                                 -------------------------------
                                                                     Year ended December 31,
                                                                 -------------------------------
                                                                   1998        1999        2000
                                                                 -------     -------     -------
              Weighted average exercise prices                   $  3.20     $  4.18      $  5.17
                                                                 ========    =======      =======
              Weighted  average fair values on grant date        $  1.75     $  3.04      $  5.09
                                                                 ========    =======      =======

              Because changes in the subjective input assumptions can materially affect affect the fair value estimate, it is management's opinion that the existing option pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

              Pro forma information under SFAS No. 123 is as follows:

                                                                                        Year ended December 31,
                                                                              -----------------------------------------------
                                                                               1998            1999             2000
                                                                             -----------    ------------    -----------------
                                                                             U.S. dollars in thousands, except per share data
                                                                             ------------------------------------------------
              Net loss to shareholders of ordinary shares as reported        $  (13,193)       $  (20,714)     $  (26,788)
                                                                             ==========        ==========      ==========
              Pro forma net loss to shareholders of ordinary shares          $  (13,491)       $  (21,079)     $  (28,885)
                                                                             ==========        ==========      ==========
              Pro forma basic and diluted net loss per ordinary share        $    (5.28)       $    (7.87)     $    (3.60)
                                                                             ==========        ==========      ==========

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.      Options issued to consultants:


         a) The Company's outstanding options to consultants as of December 31, 2000, are as follows:

                                   Options for        Exercise
                                    ordinary           price          Options         Exercisable
              Issuance date          shares          per share      exercisable         through
             ----------------     ------------     ------------     ------------    --------------
             December 1996           250,000         $   1.00          250,000             (*)
             March 1998                5,000         $   3.20            2,500       February 2002
             September 1998           40,000         $   3.75           40,000       January 2001
             November 1998            10,000         $   3.75           10,000       December 2006
             November 1998            45,000         $   1.00           45,000       December 2006
             November 1999            12,000         $   5.75           12,000       November 2006
             July 2000                 2,000         $  11.00            2,000       July 2007
             December 2000            11,600         $   2.57           11,600       December 2007
                                     -------         --------         --------       -------------

             Total                   375,600                           373,100
                                     =======                          ========

             (*)   The options are exercisable through December 2001. If not
                      exercised, they are automatically renewed for one additional year, each time, for up to seven years, through December 2006. The exercise price will be increased by 6% compounded each year.

         b) The Company had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these warrants was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1999 and 2000: risk-free interest rates of 5.5%, 5.75% and 5.75%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's ordinary shares of 0.5, 0.5 and 0.84, respectively, and a weighted-average expected life of the options of approximately 3.5, 2.1 and 2 years, respectively.

         c) In connection with the grant of stock options to consultants, the Company recorded deferred stock compensation totaling $276,000 through December 31, 2000. Compensation expenses of approximately $146,000, $80,000 and $32,000 were recognized during the years ended December 31, 1998, 1999 and 2000, respectively.

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


              c.     Warrants:

                     1.     Warrants issued to investors:

                            a) As part of the investment agreement in 1996, the Company issued to certain investors warrants to purchase 1,375,110 Series A Convertible preferred shares at an exercise price of $3.00 of which warrants to purchase 216,670 shares were converted in December 1996 into warrants to purchase 216,670 Series B non-voting preferred shares. Upon the IPO, 195,120 warrants were exercised in consideration of $585,000 and 1,179,990 warrants were exercised into 737,494 A preferred shares, by way of cashless exercise.

                            b) As part of the investment agreement in February 1998, the Company issued to the shareholders warrants to purchase 31,794 convertible Series C-1 preferred shares at an exercise price equal to the par value of the shares. The Company recorded in 1998 investor relationship type expenses in the amount of $124,000. This transaction was accounted for according to EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features on Contingent Adjustable Conversion Ratios" (EITF 98-5) and APB 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" ("APB 14"). The fair value of this warrant was determined using the Black-Scholes pricing model, assuming a risk free rate of 5.5%, a volatility factor of 0.5, dividend yields of 0% and an expected life of two years. The warrants have no expiration date. Upon the IPO, 3,077 warrants were exercised into 3,077 Series C-1 preferred shares, by way of cashless exercise.

                            c) As part of the investment agreement in June 1999, the Company issued to certain Series C-2 preferred shares investors detachable warrants to purchase 347,826 Series C-2 preferred shares at an exercise price of $5.75. The warrants contain a cashless exercise feature and expire upon the earlier of June 2004 or a merger or sale of all or substantially all of the Company's assets or issued and outstanding share capital. The cashless exercise feature allows the holder to convert the warrant into ordinary shares without the payment of any exercise price. The number of shares issuable upon exercise is determined by subtracting the exercise price of the warrant from the aggregate market value of the underlying shares, and then dividing such amount by the market value of an ordinary share. The Company recorded a deemed dividend at the amount of $303,000. This transaction was accounted for according to EITF 98-5 and APB 14. The fair value of this warrant was determined using the Black-Scholes pricing model, assuming a risk free interest of 5.75%, a volatility factor of 0.5 dividend yields of 0% and an expected life of warrants of six months.

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                            d) The Company granted to the investors in the convertible loan 124,999 warrants at an exercise price equal to 95% of the conversion price per share determined in the IPO. The warrants are exercisable upon the IPO (see also Note 9d).

                                   In connection with these warrants, the
                                   Company recorded financial expensesof
                                   $505,000, which was fully amortized over the life period of the convertible debentures. This transaction was accounted for according to Accounting Principles Board Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" ("APB 14"). The fair value of these warrants was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 5.75%, a volatility factor of 0.5, dividend yields of 0% and an expected life of six months.

                     2.     Warrants issued for financing transactions:

                            a) In connection with a credit line from Bank Hapoalim, the Company issued in March 1999 to a subsidiary of Bank Hapoalim, a warrant to purchase ordinary shares of the Company having an aggregate market value at the date of exercise of $1,250,000 in exchange for $1,000,000 in cash. The warrant contained a cashless exercise feature where the Company issued ordinary shares having an aggregate market value of $250,000 at the time of exercise. Upon the IPO, the warrants were exercised into 92,391 ordinary shares, by way of cashless exercise.

                                   The fair value of the warrant is
                                   approximately $250,000, which has been
                                   accounted for as a cost of the line of credit and was amortized ratably over a one year period. The Company recorded $198,000 in 1999 and $52,000 in 2000 as compensation expense and included these amounts in financial expenses (see Note 12b).

                            b) In connection with the additional credit line received in January 2000, the Company issued to a subsidiary of Bank Hapoalim, a warrant to purchase an additional 69,565 ordinaryshares of the Company against payment of $400,000. The warrants contained a cashless exercise feature and was exercised into 19,565 ordinary shares upon the IPO.

                                   The Company recorded a compensation of
                                   approximately $202,000, which was amortized ratably over a period of one year and included in the financial expenses (see Note
                                   12b). This transaction was accounted for according to APB 14.

                                   The fair value of this warrant was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 5.75%, a volatility factor of 0.5, dividend yields of 0% and an expected life of the warrant of one year.

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                     3.     Warrants issued to customers:

                            a) In 1996, the Company entered into software license agreements with two customers, one of them a related party. In connection with these agreements, the Company issued warrants to purchase 300,000 and 100,000 ordinary shares at an exercise of $2.00 and $3.00 per share, respectively. At the grant date, the fair value of these warrants was estimated as $168,000 and was deducted from software revenues and amortized over the period such related revenue was recognized (1996 and 1997). The fair value of these warrants was determined using Black-Scholes pricing model, assuming a risk free rate 6.0%, a volatility factor 0.5, dividend yields of 0% and an expected life of the warrants of five years. The warrants were exercised into 287,500 ordinary shares, by way of cashless exercise.

                            b) In 1999, the Company entered into software license agreements with certain customers, one of them a related party. In connection with these agreements, the Company issued warrants expiring three years from the date of the agreements to purchase 150,000 ordinary shares at an exercise price of $5.75 per share, and to purchase 50,000 ordinary shares at an exercise price of $5.75 in consideration of $125,000. At the grant date, the fair value of the warrants was estimated as $500,000 of which $375,000 was deducted from software revenues and amortized over the period such related revenue was recognized. The fair value of these warrants was determined using the Black-Scholes pricing model, assuming a risk free rate of 5.75%, a volatility factor of 0.50, dividend yields of 0% and an expected life of the warrants of 3 years. The Company recorded proceeds from issuance of warrants in the amount of $500,000. Since the IPO, the warrants are exercisable. Upon the IPO 500,000 warrants were exercised into 14,063 ordinary shares, by way of cashless exercise.

                            c) In 2000, the Company issued warrants to various customers to purchase 214,850 ordinary shares at exercise prices ranging from $2.57 to $11 per share with a weighted average exercise price of $8.59. These customer warrants have expiration dates ranging from two to three years from the execution date of each customer's respective software license agreement. The estimated aggregate fair value of the warrants, based on the fair value of each of the warrants on their respective grant date, is $449,190. The fair value of each of these warrants is determined using the Black-Scholes pricing model, assuming a risk free interest rate of 5.75%, a volatility factor ranging from 0.5 to 0.84 dividend, yields of 0% and an expected life of two to three years. The Company recorded proceeds from issuance of warrants in the amount of $333,000. The Company deducted $333,000 from software revenues and amortized it over the period when such revenue was recognized.

                                   These transactions were accounted for
                                   according to EITF 96-18.

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                     4.     Warrants to Third Party:

                            During 2000, the Company granted to a third party, with respect to marketing services, a warrant to purchase 47,600 ordinary shares at an exercise price ranging from $2.57 to $12. At the grant date, the fair value of the warrant was determined using the Black and Scholes pricing model assuming a risk free rate of 5.75%, a volatility factor ranging from 0.5 to 0.84, dividend yield of 0% and an expected life of two to three years. In relation to the warrants, the Company recorded $119,000 as sales and marketing expenses. These transactions were accounted for according to EITF 96-18.

              d.     Convertible debentures:

                     In February and March 2000, the Company entered into convertible loan agreements with existing shareholders in the aggregate amount of approximately $5.0 million. These convertible loans were then converted into convertible debentures upon the issuance of April 2000, as described below. In April 2000, the Company entered into a convertible debenture agreement ("agreement") with additional investors in the aggregate amount of approximately $11.0 million. The debentures were denominated in dollars and bore annual interest at the rate of LIBOR plus 2%, payable quarterly, commencing in April 2001.

                     Upon the IPO, the debentures were automatically converted into 3,343,885 ordinary shares equal to $16 million principal amount and the $51,000 unpaid accrued interest, divided by the IPO price discounted by 40%.

                     Upon the IPO and in relation to the conversion, the Company recorded $16 million of financial expenses in accordance with to EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingent Adjustable Conversion Ratios".

                     In respect to warrants issued to investors in the convertible debentures (see Note 9c1d.)

              e.     Deemed dividend:

                     In 1998 the Company converted 87,565 ordinary shares to preferred shares. Since the Company's preferred shares have preference rights, the Company recorded deemed dividend at the amount of $61,000, which were calculated as the difference between the fair value of the preferred shares and the fair value of the ordinaryshares at the date of conversion (see also Note 9c1c). The deemed dividend increases the loss applicable to ordinary shares in the calculation of basic and diluted net loss per share for the year ended December 31, 1998, without any effect on total shareholders' equity (deficiency).

              f.     Dividends:

                     In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 10: -    TAXES ON INCOME

              a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the law"):

                     The Company's production facilities have been granted an "Approved Enterprise" status under the law, for three separate investment programs which were approved in February 1989, March 1995 and April 1998.

                     According to the provisions of the law, income derived from the February 1989 program during a period of seven years from the year in which it first earns taxable income is subject to reduced corporate tax of 10% - 25%, based on the percentage of foreign ownership.

                     According to the provisions of the law, the Company has elected for its other two investment programs the "alternative system of benefits" (the waiver of grants in return for a tax exemption). Accordingly, income derived from these programs will be tax-exempt for a period of ten years commencing with the year in which it first earns taxable income.

                     For the second investment program, the Company elected to enjoy a Government guaranteed long-term loan plan along with the tax exemption. These loans were repaid by the Company in January 1997.

                     The period of tax benefits described above is subject to limits of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. Accordingly, the period of the benefit relating to these investment programs will expire between 2003 to 2012.

                     As the Company currently has no taxable income, the benefits have not yet utilized for all three programs.

                     The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 20%). The Company"s Board of Directors has determined that such tax exempted income will not be distributed as dividends.

                     In the event of failure to comply with the conditions stipulated by the above law and the instruments of approval for the specific investments in "approved enterprises", maintaining the development and production nature of its facilities, and financing of at least 30% of the investment program by equity, it may be subject to corporate tax in Israel at the regular corporation tax rate of 36% and may be required to refund the amount of the benefits, in whole or in part, including interest.

                     The law also grants entitlement to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

                     Income from sources other than the Approved Enterprise, during the benefit period, will be subject to tax at regular rates (36%).

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



              b. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

                     The Company is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses in three equal annual installments. The Company has not yet utilized this tax benefit.

              c. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

                     Results for tax purposes are measured in real terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index (CPI). As explained in
                     Note 2b, the financial statements are presented in U.S. dollars. The difference between the annual change in the CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the pre-tax income presented in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

              d.     Net operating losses carryforwards:

                     The Company has accumulated losses for tax purposes as of December 31, 2000, in the amount of approximately $5,471,000 which may be carried forward and offset against taxable income in the future for an indefinite period.

                     Through December 31, 2000, ViryaNet UK had accumulated losses for income tax purposes of approximately $11,416,000 and that can be carried forward and offset against taxable income in the future for an indefinite period.

                     Through December 31, 2000, ViryaNet Japan had accumulated losses for income tax purposes of approximately $600,000 that can be carried forward and offset against taxable income for 10 years and expire from 2008 to 2009.

                     Through December 31, 2000, ViryaNet US had U.S. federal net operating loss carryforwards for income tax purposes of approximately $28,800,000, that can be carried forward and offset against taxable income for 15 years and expire from 2009 to 2014.

                     Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


              e.  Deferred income taxes:

                  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                            U.S. dollars in thousands
                                                                          ---------------------------
                                                                                  Year ended
                                                                                  December 31,
                                                                          ---------------------------
                                                                              1999             2000
                                                                          -------------     ---------
                    US, net operating loss carryforwards                  $  6,440          $  10,010
                    UK, net operating loss carryforwards                     3,240              3,425
                    Japan, net operating loss carryforwards                    432                216
                    Other reserve and allowances                               331                 72
                                                                          --------          ---------
                    Total deferred tax
                      assets before valuation allowance                     10,443             13,723
                    Valuation allowance                                    (10,443)           (13,723)
                                                                          --------          ---------
                    Net deferred tax assets                               $      -          $       -
                                                                          --------          ---------

                  ViryaNet UK, ViryaNet US and ViryaNet Japan have provided valuation allowances on deferred tax assets resulting from tax loss carryforwards and other temporary differences, since they have a history of losses over the past years. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized.

              f.  Pre-tax loss:

                                                   Year ended December 31,
                                      --------------------------------------------------
                                          1998              1999              2000
                                      --------------    -------------     --------------
                                                  U.S. dollars in thousands
                                      --------------------------------------------------
                    Domestic          $   6,774         $    3,165        $  17,833
                    Foreign               6,358             17,246            8,955
                                      ---------         ----------        ---------
                                      $  13,132         $   20,411        $  26,788
                                      =========         ==========        =========

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11: -    SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

              a.     Summary information about geographical destinations:

                     The Company manages its business on a basis of one reportable segment. See Note 1a for a brief description of the Company's business and follows the requirements of SFAS No. 131 "Disclosures About Segments of an Enterprise and Relation Information".

                     The Company attributes revenues from external customers, on the basis of the location of end customer.

                     The following presents total revenues and long-lived assets for the year ended December 31, 1998, 1999 and 2000:

                                                    Year ended                  Year ended                 Year ended
                                                 December 31, 1998          December 31, 1999          December 31, 2000
                                             -------------------------   ------------------------  -------------------------
                                               Total       Long-lived      Total      Long-lived      Total      Long-lived
                                              revenues       assets       revenues      assets      revenues       assets
                                             -----------  ------------   ----------   ----------   ----------   ------------
                                                                        U.S. dollars in thousands
                                             -------------------------------------------------------------------------------
                      Israel                 $        -    $      844     $      -    $     713    $       -    $      935
                      United States              10,021           436       11,998          617       20,280         1,842
                      United Kingdom              2,958           125        3,054          101        1,739            80
                      Japan                         546            28          750           60        5,088            50
                                             ----------    ----------     --------    ---------   ----------    ----------
                                             $   13,525    $    1,433     $ 15,802    $   1,491   $   27,107    $    2,907
                                             ==========    ==========     ========    =========   ==========    ==========

              b.     Major customers data (percentage of total revenues):

                                                                Year ended December 31,
                                            ----------------------------------------------------------------
                                                  1998                  1999                  2000
                                            ---------------      ------------------      -------------------
                                                                         %
                                            ----------------------------------------------------------------
                     Customer A                      41                    22                      5
                     Customer B                      14                    33                      4
                     Customer C                      15                     5                      1
                     Customer D                      10                    11                      1
                     Customer E                       -                     3                     12
                     Customer F                       -                     2                     11

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12: -    SELECTED STATEMENTS OF OPERATIONS DATA

              a.     Research and development expenses:

                                                                                  Year ended December 31,
                                                                     --------------------------------------------------
                                                                         1998              1999              2000
                                                                     --------------    --------------   ---------------
                                                                                 U.S. dollars in thousands
                                                                     --------------------------------------------------
                       Total cost                                      $  5,652          $  6,865          $  7,224
                       Less - grants and participation                      330                 -                 -
                                                                       --------          --------          --------
                                                                       $  5,322          $  6,865          $  7,224
                                                                       ========          ========          ========
              b.     Financial income (expenses), net:

                       Financial expenses:
                         Interest                                      $     76          $    340          $    221
                         Loss from marketable securities                    189                 -                 -
                         Other expenses                                      72                56                66
                         Foreign currency translation differences             -                47                48
                         Amortization of deferred compensation
                         of options to Bank Hapoalim                          -               198               254
                                                                       --------          --------          --------
                                                                            337               641               589
                                                                       --------          --------          --------
                       Financial income:
                         Interest                                           296                69               541
                         Gain from marketable securities                      -                 7                 -
                         Other income                                         -                 -                74
                         Foreign currency translation
                           differences                                      275                 -                 -
                                                                       --------          --------          --------
                                                                            571                76               615
                                                                       --------          --------          --------
                                                                       $    234          $   (565)         $     26
                                                                       ========          ========          ========

NOTE 13:-     RELATED PARTY TRANSACTIONS

              a. In September 1995, the Company entered into a sales software license and development services agreement with Sun Microsystems Inc. ("SUN"). As part of the agreement, SUN was granted a warrant to purchase 300,000 of the Company's preferred shares at an exercise price of $2.00 per share. The Company accounted for these warrants in accordance with the requirements set forth in FAS-123 which amounted to an expense of $168,000, which was deducted from the revenues in 1996 and 1997. The fair value of this warrant was determined using Black-Scholes pricing model assuming a risk free rate 6.0%, a volatility factor 0.5, dividend yields of 0% and an expected life of the warrant of 5 years. Such agreement was amended in December 1998. According to this amendment, the Company provided additional software license sales and development services. In September 2000 and upon the IPO, the warrants were exercised into 225,000 preferred shares, by way of cashless exercise.

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


              The president of enterprise services of SUN is a member of the Company's Board of Directors.

              b. In April 1998, the Company signed a share purchase agreement with GE Capital Equity Holdings Inc. ("GE"), a subsidiary of General Electric. As of December 31, 1999, GE held 11.8% of the Company's outstanding shares. In June 1998, the Company entered into a software license and support agreement with GE Medical Systems Inc. ("GE Medical"), another subsidiary of General Electric. Under the agreement the Company granted GE Medical a non exclusive license to use certain of the Company's products. Pursuant to the amendment to this agreement. The Company obliged to provide GE, until December 31, 2001, with maintenance and support services including future upgrades and enhancements. The Company also granted GE 50,000 warrants at an exercise price of $5.75, exercisable until December 2002. The Company accounted for those warrants in accordance with the requirements set forth in FAS 123 which amounted to an expense of $125,000, which was deducted from the revenues in 1999. The fair value of this warrant was determined using Black-Scholes pricing model assuming a risk free rate 5.75%, a volatility factor of 0.5, dividend yields of 0% and an expected life of the warrants of 3 years.

              c.     The balances with and the revenues derived from these
                      related parties were as follows:

                     1.     Balances with related parties:

                                                                                              December 31,
                                                                                  -------------------------------------
                                                                                        1999                2000
                                                                                  ------------------   ----------------
                                                                                         U.S. dollars in thousands
                                                                                  -------------------------------------
                            Trade receivables:
                              Sun MicroSystems Inc.(*)                               $     546            $     74
                                                                                     =========            ========

                              GE Medical Systems Inc. (*)                            $   1,083            $     40
                                                                                     =========            ========

                            Deferred revenues:
                              Sun MicroSystems Inc. (*)                              $     289            $      -
                                                                                     =========            ========

                              GE Medical Systems Inc. (*)                            $      31            $    600
                                                                                     =========            ========

                            (*) The balance is unlinked and bears no interest.

                     2.     Revenues from related parties:

                                                                                    Year ended December 31,
                                                                       --------------------------------------------------
                                                                           1998              1999              2000
                                                                       --------------    --------------   ---------------
                                                                                   U.S. dollars in thousands
                                                                       --------------------------------------------------
                              Sun MicroSystems Inc.                       $  5,548          $  3,553          $  1,257
                                                                          ========          ========          ========

                              GE Medical Systems Inc.                     $  1,872          $  5,251          $  1,162
                                                                          ========          ========          ========

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


              d. On June 30, 1999, the Company issued to its chairman of the Board of Directors 17,390 Series C-2 preferred shares in consideration of $100,000 which the Company loaned to him, repayable not later than June 30, 2002 and bear annual interest at the rate of 6.5%. The debt is secured by the shares. In December 2000, the Company decided to grant to its chairman of the Board of Directors options to purchase 75,000 ordinary shares at an exercise price of $1.00 per share. The grant is subject to shareholders approval.