Form 20-F
period 2001-12-31
VIRYANET LTD
filed 2002-07-15
CIK 1119744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER

VIRYANET LTD.
(Exact Name of Registrant as specified in its charter)

STATE OF ISRAEL
(Jurisdiction of incorporation or organization)

8 HaMarpe St.
Har Hotzvim
P.O. Box 45041
Jerusalem 91450
Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
NONE	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, par value NIS 1.0 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
N/A
(Title of Class)

Indicate the number of outstanding shares of each of issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2001, the Registrant had outstanding 2,171,678 ordinary shares (on a post reverse stock split basis, taking into account the 10 to 1 reverse stock split effected on May 1, 2002).

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes: ☒    No: ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:  Item 17 ☐    Item 18 ☒

i

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Unless the context otherwise requires, all reference in this annual report to “ViryaNet”, “we”, “our”, “us” and the “Company” refer to ViryaNet Ltd. and its consolidated subsidiaries. Reference to “dollars” or $ are to United States dollars.

All references to Ordinary Shares, including related share price, are made on a post reverse stock split basis, taking into account the 10 to 1 reverse stock split of ViryaNet’s Ordinary Shares, effected on May 1, 2002.

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

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “project” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements, including the achievement of the anticipated levels of profitability, growth, cost, the timely development and acceptance of new products, the impact of competitive pricing, the impact of general business and global economic conditions and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission.

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

Item 2.     Offer Statistics and Expected Timetable

Not applicable.

Item 3.     Key Information

Selected Consolidated Financial Data

The tables that follow present portions of our financial statements and are not complete. You should read the following selected financial data with our consolidated financial statements, notes to our consolidated financial statements and the Operating and Financial Review and Prospects section included in this annual report. Historical results are not necessarily indicative of any results to be expected in any future period.

We derived the selected consolidated statements of operations data below for the years ended December 31, 1999, 2000 and 2001, and the selected consolidated balance sheet data as of December 31, 2000 and 2001, from our audited consolidated financial statements, which are included elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We derived the consolidated statements of operations data for the years ended December 31, 1997 and 1998 and the selected consolidated balance sheet data as of December 31, 1997, 1998 and 1999 from audited consolidated financial statements that are not included in this annual report.

Summary Consolidated Financial Information

	Year Ended December 31,
	1997	1998	1999	2000	2001
	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Software licenses	$1,067	$1,801	$4,269	$17,027	$12,504
Maintenance and services	12,400	11,724	11,533	10,080	7,498

Total revenues	13,467	13,525	15,802	27,107	20,002
Cost of revenues:
Software licenses	106	146	952	938	2,420
Maintenance and services	8,817	9,709	9,978	7,857	6,458

Total cost of revenues	8,923	9,855	10,930	8,795	8,878
Gross profit	4,544	3,670	4,872	18,312	11,124

Operating expenses:
Research and development, net	3,443	5,322	6,865	7,224	6,602
Sales and marketing	3,329	8,862	13,537	16,385	14,150
General and administrative	2,403	2,602	3,510	3,848	3,931
Provision for doubtful accounts	—	—	8	9	1,265
Amortization of deferred stock compensation(1)	12	250	798	1,104	(64)

Total operating expenses	9,187	17,036	24,718	28,570	25,884
Operating loss	(4,643)	(13,366)	(19,846)	(10,258)	(14,760)
Financial income (expenses), net	(85)	234	(565)	26	190
Financial expenses related to amortization of beneficial conversion feature and compensation related to warrants to investors in convertible loan(*)	—	—	—	(16,556)	—

Net loss	$(4,728)	$(13,132)	$(20,411)	$(26,788)	$(14,570)

Preferred shares deemed dividend	$(116)	$(61)	$(303)	$—	$—

Net loss to shareholders of ordinary shares	$(4,844)	$(13,193)	$(20,744)	$(26,788)	$(14,570)

Basic and diluted net loss per share	$(19.10)	$(51.60)	$(77.40)	$(33.36)	$(6.71)
Weighted average number of shares used in computing basic and diluted net loss per ordinary share	253,681	255,465	267,622	802,979	2,171,113
(1) Amortization of deferred stock compensation relates to the following:
Cost of revenues	—	—	16	4	32
Research and development, net	—	—	391	—	—
Sales and marketing	—	120	39	207	12
General and administrative	12	130	352	893	(108)

	$12	$250	$798	$1,104	$(64)

Balance Sheet Data:
Cash and cash equivalents	$817	$554	$1,886	$21,838	$8,540
Working capital (deficit)	(519)	(2,343)	(11,305)	21,126	6,609
Total assets	7,333	8,638	8,692	34,840	22,109
Long-term loan, including current maturities	133	62	11	—	—
Shareholders’ equity (deficiency) .	69	(1,452)	(10,555)	23,181	8,659

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

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Risk Relating to Our Business

Our business is impacted by the slowdown in the worldwide economy.

Our business is dependent on current and anticipated market demand for software products, which has been negatively impacted by the slowdown in the global economy that began in the second half of 2000 and by the terrorist attacks of September 11, 2001. Many of our customers and prospective customers are experiencing economic downturns currently, including those in the energy and telecommunications market. The uncertainty regarding the growth rate of the worldwide economies has caused companies to reduce purchasing and capital investment. Furthermore, this uncertainty has resulted in longer purchasing cycles with our customers and in customers’ requests for longer payment terms as evidenced by our recent DSO (Days of Sales Outstanding) performance. We cannot predict if or when the growth rate of the global economy will rebound or whether the growth rate of our business will rebound when the global economy begins to grow. The effects of the economic decline have resulted and are likely to continue to result in excess product capacity, intensified price competition, reduced margins, lower revenue growth rates, and longer payment terms, and may result in decreased revenues, increased losses or an inability to achieve profitability. If these global economic conditions remain the same or worsen, we may experience a material adverse impact on our business, operating results and financial condition.

Existing and any additional measures taken by us to address the recent downturn in the global economy may have an adverse effect on our business.

We have taken and may continue to take, if necessary, cost reduction measures to address the recent downturn in the global economy and the particular slowdown in the markets we serve, particularly the telecommunications market. These measures are intended to reduce our expenses in the face of decreased revenues due to decreased customer orders. Our implementation of these measures and any additional measures taken in the future, if necessary, may be unsuccessful in addressing the downturn in the global economy and the slowdown in the markets we serve, particularly the telecommunications market. Current and additional cost reduction actions, if necessary, may result in further cash and non-cash charges, which would have a material adverse effect on our results of operations and financial condition. In addition, each of these measures and any additional measures taken in the future, if necessary, may have long-term negative effects on our business and may make it more difficult to achieve our current or future business objectives.

We have a history of losses and our recent financial results have been lower than expected.

We incurred net losses of approximately $13.1 million in 1998, $20.4 million in 1999, $26.8 million in 2000 and $14.6 million in 2001. As of December 31, 2001, we had an accumulated deficit of approximately $89.4 million. As a result, we will need to generate significant revenues to achieve and maintain profitability. Our revenue for the first quarter ended March 31, 2002 was $4.2 million, as compared to $5 million for the fourth quarter ended December 31, 2001, and was below the Company’s expectations. This revenue shortfall was due primarily to customers and prospective customers, especially in the telecommunications area, experiencing issues related to current adverse economic conditions that are causing them to defer their technology purchasing. Such continued adverse economic conditions could cause our revenues to continue to decrease and make it more difficult for us to reach profitability.

We have a limited operating history in our current principal market, which will make it difficult or impossible for you to predict our future results of operations.

We began operations in March 1988 as a general software services company. In 1995, we changed our strategic focus to the development of service delivery chain management applications, including our product first internet-based service community management product, Service Suite. We did not introduce ViryaNet Service Hub until the fourth quarter of 1999. Each of these changes has required us to adjust our business processes and make a number of significant personnel additions and changes. Historically, prior to 2000 most of our revenues were generated from our services activities. Substantially all of our revenues in 1999 and 2000 were generated from our service delivery chain management applications, including Service Suite. In 2001 and in the near future the substantial majority of our revenues were generated and are expected to generate, respectively, from transactions which will include the ViryaNet Service Hub product and mobile workforce management solutions. Our prospects must be considered in light of the risks and difficulties frequently encountered by companies dependent upon operating revenues from a new product line in an emerging and rapidly evolving market. Because of our limited experience in our principal market and with our principal product, we cannot provide assurance that our strategy for operating in that market or selling that product will be successful. Our historical results of operations should not serve as indications of future performance.

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

Our quarterly revenues, gross profits and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations:

•	changes in demand or timing of orders, especially large orders, for our products and services;

•	timing of product releases;

•	the dollar value and timing of contracts;

•	delays in implementation;

•	changes in the proportion of service and license revenues;

•	price and product competition;

•	increases in selling and marketing expenses, as well as other operating expenses;

•	technological changes;

•	adverse economic conditions and currency fluctuations, and especially the new conditions associated with the September 11, 2001 terrorist attacks in the U.S.; and

•	consolidation of our customers.

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

A significant portion of our revenues each year has been derived from large orders from a small number of customers. In 1998, 1999 and 2000, we derived 55%, 55% and 9% of our revenues from two customers, Sun Microsystems and GE, who are shareholders or warrant holders. In 1999, 71% of our revenues were derived from four customers, including Sun Microsystems and GE, and no one customer accounted for more than 33% of our revenues. In 2000, two customers each accounted for approximately 11% or more of our revenues, and represented an aggregate of 23% of our total revenues. In 2001, three customers each accounted for approximately 7% or more of our revenues, and represented an aggregate of 28% of our total revenues. We do not expect that these customers will represent a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We cannot assure you that other customers will purchase our products and services in the future. The loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to decrease and make it more difficult for us to reach profitability.

Our sales cycle is variable and sometimes long and involves significant resources on our part, but may never result in actual sales.

Our sales cycle from our initial contact with a potential customer to the signing of a license agreement has historically been lengthy and is variable. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources. The purchasing decisions of our customers are subject to the uncertainties and delays of the budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures. If our sales cycle lengthens, our quarterly operating results may become less predictable and may fluctuate more widely than in the past. A number of companies decide which products to buy through a request for proposal process. In those situations, we run the risk of investing significant resources in a proposal that results in a competitor obtaining the desired contract from the customer or in a decision by a customer not to proceed.

Since 2001 we have depended upon the ViryaNet Service Hub and related applications, and the failure of these products in the marketplace in the future could adversely affect our revenues.

Our future success depends on market acceptance of our ViryaNet Service Hub internet-based products and related applications. We have licensed applications to only a small number of customers. If our products do not achieve or maintain market acceptance or if our competitors release new products that achieve quicker market acceptance, have more advanced features, offer better performance or are more price competitive, license revenues for our products may not grow and may even decline.

If we are unable to accurately predict and respond to market developments or demands, our business will be adversely affected.

The market for mobile workforce management solutions is still developing and evolving. This makes it difficult to predict demand and market acceptance for our products. We cannot guarantee that the market for our internet-based products will grow or that our products will become widely accepted. If the market for our internet-based products does not develop as quickly as we expect or if our internet-based products are not accepted by customers, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment, customer requirements and new product introductions by existing or future competitors could render our existing products obsolete and unmarketable, or require us to develop new products. A significant increase in the number of customers, or a significant increase in our development of new product offerings, or both, could require us to expend significant amounts of money, time and other resources to meet the demand. This could strain our personnel and financial resources.

If we fail to achieve or improve our margins on service revenues in the future, our results of operations could suffer.

Our margins on service revenues have declined from 22% in 2000 to 14% in 2001. This decrease was primarily caused by the decline in the volume of our service revenues. To improve our margins, we are working on increasing the volume of our service revenues and decreasing our cost of service revenues. Failure to improve our margins on service revenues could cause our services business to be less profitable or unprofitable.

If we fail to expand our relationships with third parties, we may be unable to increase our revenues.

To focus more effectively on our core business of developing and licensing software solutions, we need to establish relationships with third parties that can provide implementation and consulting services to our customers. Third-party implementation and consulting firms can also be influential in the choice of mobile workforce management solutions by new customers. If we cannot establish and maintain effective, long-term relationships with implementation and consulting providers, or if these providers do not meet the needs or expectations of our customers, we may be unable to increase our revenues and our business could be seriously harmed. As a result of the limited resources and capacities of many third-party implementation providers, we may be unable to attain sufficient focus and resources from the third-party providers to meet all of our customers’ needs, even if we establish relationships with these third parties. If sufficient resources are unavailable, we will be required to provide these services internally, which could limit our ability to expand our base of customers. A number of our competitors have significantly more established relationships with these third parties and, as a result, these third parties may be more likely to recommend competitors’ products and services rather than our own. Even if we are successful in developing relationships with third-party implementation and consulting providers, we will be subject to significant risk as we cannot control the level and quality of service provided by third-party implementation and consulting partners.

Undetected defects may increase our costs and impair the market acceptance of our products and technology.

Our software products are complex and may contain undetected defects, particularly when first introduced or when new versions or enhancements are released. Testing of our products is particularly challenging because it is difficult to simulate the wide variety of customer environments into which our products are deployed. Despite testing conducted by us and our customers, we have in the past shipped product releases with some defects, some customers have cited possible defects, and have otherwise discovered other defects in our products after their commercial shipment. Our products are frequently critical to our customers’ operations. As a result, our customers and potential customers have a greater sensitivity to product defects than do customers of software products generally.

Defects may be found in current or future products and versions after the start of commercial shipment. This could result in:

•	a delay or failure of our products to achieve market acceptance;

•	adverse customer reaction;

•	negative publicity and damage to our reputation;

•	diversion of resources; and

•	increased service and maintenance costs.

Defects could also subject us to legal claims. Although our license agreements contain limitation of liability provisions, these provisions may not be sufficient to protect us against these legal claims. The sale and support of our products, as well as our professional services, may also expose us to product liability claims.

Decisions by customers to develop their own service management solutions or greater market acceptance of our competitors’ products could result in reduced revenues or gross margins.

The market for third-party mobile workforce management is relatively immature, but has begun to develop and competition is intense. This market and the market for service management solutions is fragmented and stratified. We compete for the business of global or nationwide organizations that seek to support complex and sophisticated products across a variety of industries.

Our competitors may be in a better position to devote significant resources to the development, promotion and sale of their products, and to respond more quickly to new or emerging technologies and changes in customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase their ability to successfully market their products. We also expect that competition will increase as a result of consolidations in the industry. As we develop new products, we may begin to compete with companies with which we have not previously competed. We cannot assure you that competition will not result in price reductions for our products and services, fewer customer orders, deferred payment terms, reduced gross margins or loss of market share, any of which could materially adversely affect our business, financial condition and results of operations.

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

During 2001, we substantially reduced our headcount in sales, marketing, research & development and professional services in order to reduce costs. We believe we have sufficient resources available to meet and support our current obligations, but, we may need to substantially expand our direct and indirect sales and marketing operations to increase market awareness and sales of our products. We may also need to increase our technical and customer support staff to support new customers and the expanding needs of existing customers. Qualified individuals are in demand throughout the software industry and there is significant competition for qualified personnel. Competition for qualified people may lead to increased labor and personnel costs. If we do not succeed in retaining our personnel or in attracting new employees, our business could suffer significantly. If we are unable to attract, train and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

Our success and ability to compete are substantially dependent upon our internally developed technology. Other than our trademarks, most of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. We filed a provisional patent application covering some of our technologies for creating and supporting service communities on the Internet. In December 2000, we filed the patent application detailing the claims regarding some of our technologies for creating and supporting service communities on the Internet. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

We have received a notice from a third party alleging that our use of the ViryaNet Service Hub name infringes on this third party’s trademark rights. We have responded and denied this claim. We cannot predict whether this dispute will settle successfully, whether this third party would prevail in any claims brought against us, whether other third parties will assert claims of infringement against us, or whether any past or future assertions or prosecutions will harm our business. If we are forced to defend against this claim or any other claims, whether they are with or without merit or determined in our favor, then we may face costly litigation, diversion of management resources or, if any claims prevail, damages or significant increases in development or marketing costs.

We have placed, and in the future may place, our software in escrow. The software may, under specified circumstances, be made available to our customers. We have provided our software directly to customers. This may increase the likelihood of misappropriation or other misuse of our software.

Substantial litigation over intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. We believe that many industry participants have filed or intend to file patent and trademark applications covering aspects of their technology. We cannot be certain that they will not make a claim of infringement against us based on our products and technology. Any claims, with or without merit, could:

•	be expensive and time-consuming to defend;

•	cause product shipment and installation delays;

•	divert management’s attention and resources; or

•	require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component.

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

We market and sell our products and services in the United States, Europe, Israel and Japan. We received 24% of our total revenues in 1999, 25% of our total revenues in 2000 and 37% of our total revenues in 2001 from sales to customers located outside of the United States. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We have limited experience in developing localized versions of our products and marketing and distributing our products outside of the United States. We are subject to a number of risks customary for international operations, including:

•	changing product and service requirements in response to the formation of economic and marketing unions, including the European Economic Union;

•	economic or political changes in international markets;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	unexpected changes in regulatory requirements;

•	difficulties and costs of staffing and managing foreign operations;

•	the uncertainty of protection for intellectual property rights in some countries;

•	multiple and possibly overlapping tax structures; and

•	currency and exchange rate fluctuations.

We may require additional financing and may not be able to raise additional financing on favorable terms or at all.

We may require additional funding for our business operations. However, we cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, expand our research and development, marketing and sales efforts, pursue potential acquisitions, take advantage of unanticipated opportunities, develop or enhance our website content, features or services, or otherwise respond to competitive pressures would be significantly limited. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders will or may be reduced, and these newly-issued securities, if issued, may have rights, preferences or privileges senior to those of existing shareholders.

We will need sufficient funds to re-pay the line of credit and the loan from Bank Hapoalim.

We have an outstanding line of credit of $6.0 million with Bank Hapoalim and have drawn down approximately $5.5 million as of June 30, 2002. Under the terms of the credit line, we are required to pay in full all sums drawn by us on or before January 31, 2003. In addition, the extended credit line contains two covenants that we are required to maintain: (a) that our shareholders equity will not be less than 30% of the total balance sheet, and (b) that our annual earnings before interest and taxes will be positive and the quarterly losses before interest and taxes will not exceed $1,000,000. These covenants will be measured according to the generally accepted accounting principles in Israel. If we do not maintain either of these covenants, Bank Hapoalim will be entitled to take any measures as it sees fit against us, including but not limited to, requesting immediate repayment of all of its debts, this being in addition to any other relief and/or measure that Bank Hapoalim is entitled to. There is no assurance that we will be able to re-pay in full such credit line by its due date or that Bank Hapoalim will grant us an extension to the credit line.

On June 28, 2002, in addition to the line of credit mentioned above we received a loan of $1.5 million from Bank Hapoalim. Under the terms of this loan, we are required to re-pay such loan by July 28, 2002. This additional borrowing with Bank Hapoalim bears interest at an annual rate of Libor plus 3.0%. We have requested that these funds be treated as a factoring line against the receivables for a specific customer of ours and subject to the same payment terms established with such customer. As of the date of this filing, Bank Hapoalim is considering our request for this factoring line.

We may not be able to achieve compliance with the listing rules of The Nasdaq National Market.

The Nasdaq National Market has several maintenance standards for continued listing, including the requirements (i) that the Company’s Ordinary Shares have a minimum bid price of at least $1.00 per share, (ii) that the Company shall maintain net tangible assets of at least $4,000,000 (the “Net Assets Test”) or maintain a shareholders’ equity of at least $10,000,000, (iii) that the Company shall have at least 750,000 shares held by persons or entities other than officers, directors and beneficial holders of more than 10% of the Company’s Ordinary Shares (the “Public Float”), (vi) that the Company shall have an aggregate market value of Public Float of at least $5,000,000, (v) that the Company shall have at least two market makers, and (vi) that the Company shall have at least 400 shareholders who hold at least 100 Ordinary Shares (the foregoing requirements are collectively referred to as the “Maintenance Standards”). As of November 1, 2002, the Net Assets Test will no longer be one of the Maintenance Standards, and, as a result, we will be required to maintain shareholders’ equity of at least $10,000,000, as well as comply with the remaining Maintenance Standards, in order to remain listed in The Nasdaq National Market. On occasion, we have previously been unable to achieve compliance with the requirement to maintain shareholders’ equity of at least $10,000,000. In addition, we have previously been unable to achieve compliance with the requirement that our Ordinary Shares have a minimum bid price of at least $1.00 per share but have effected on May 1, 2002 a 10 to 1 reverse stock split and are currently in compliance with such requirement. We believe that we are currently in compliance with the Maintenance Standards, although there is no assurance that the Maintenance Standards will be met in the future or that such Maintenance Standards will not be adversely amended. If we fail to maintain compliance with one or more requirements of the Maintenance Standards, our Ordinary Shares would be subject to delisting from The Nasdaq National Market, but may qualify for inclusion on The Nasdaq SmallCap Market. However, in the event that our Ordinary Shares do not qualify for listing on the Nasdaq SmallCap Market, we will attempt to have our Ordinary Shares listed on the OTC Bulletin Board. The delisting of our Ordinary Shares from The Nasdaq National Market may materially impair the ability of our shareholders to buy and sell our Ordinary Shares and could have an adverse effect on the market price and the efficiency of the trading market for our Ordinary Shares. In addition, the delisting of our Ordinary Shares could significantly impair our ability to raise capital should we desire to do so in the future.

The market price of our ordinary shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all.

The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our ordinary shares. The market price of the ordinary shares may fluctuate substantially due to a variety of factors, including:

•	any actual or anticipated fluctuations in our financial condition and operating results;

•	public announcements concerning us or our competitors, or the Internet industry;

•	the introduction or market acceptance of new service offerings by us or our competitors;

•	changes in security analysts’ financial estimates;

•	changes in accounting principles;

•	sales of our ordinary shares by existing shareholders;

•	the loss of any of our key personnel; and

•	changes in the political conditions in Israel.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management’s attention and resources, which could cause serious harm to our business.

Future sales of our ordinary shares in the public market or issuances of additional securities could cause the market price for our ordinary shares to fall.

As of May 10, 2002, we had 2,681,733 ordinary shares outstanding, warrants to purchase 227,122 ordinary shares outstanding and in addition we have reserved up to 940,000 ordinary shares for issuance under our option plans. If a large number of our ordinary shares are sold, the price of our ordinary shares would likely decrease.

We may continue to issue warrants and options and the issuance of these securities could be dilutive to our shareholders. These warrants will be valued using the Black-Scholes method when they are issued, and we may reflect appropriate charges in our financial statements at that time.

Our executive officers, directors and affiliated entities will be able to influence matters requiring shareholder approval and they may disapprove actions that you voted to approve.

As of May 10, 2002, our executive officers and directors serving as of such date, and entities affiliated with them, in the aggregate, beneficially owned approximately 21% of our outstanding ordinary shares. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

Any future acquisitions of companies or technologies may distract our management and disrupt our business.

We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise and we may engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot make assurances that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, customers, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders. On February 25, 2002 we completed the acquisition of all of the outstanding shares of iMedeon, Inc., a provider of mobile workforce management solutions to the utilities sector. However, there is no assurance that we will not have difficulties assimilating iMedeon’s personnel, operations, customers, technology or products and service offerings into our own.

Risks Related to the Internet

Our business is dependent on the internet and if customers do not continue to use the Internet, our business will suffer.

Our market is relatively new and rapidly evolving. Our future success will depend on the acceptance by customers of the Internet and business-to-business Internet solutions as an integral part of their business model. Demand for and market acceptance of recently introduced services are each subject to a high level of uncertainty. If use of the internet does not continue to develop, or develops more slowly than expected, we may not be able to execute our business plan successfully.

The level of demand and acceptance of Internet business-to-business services may not increase for a number of reasons, including:

•	inadequate network infrastructure and congestion of traffic on the Internet;

•	actual or perceived lack of security of information;

•	inconsistent quality of service;

•	lack of availability of cost-effective, high-speed service;

•	lack of access and ease of use;

•	excessive governmental regulation; and

•	uncertainty over intellectual property ownership.

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

Any well-publicized compromise of security could deter businesses from using the internet to conduct transactions that involve transmitting confidential information. Computer viruses that spread over the internet could disable or damage the systems we develop for our customers. Decreased internet traffic as a result of general security concerns or viruses could cause companies to reduce their amount of technology spending, which could hurt our results of operations.

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

Our principal research and development facilities are located in Israel. We are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the state of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, which varies in degree and intensity, has caused security and economic problems in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing or revived hostilities related to Israel will not have a material adverse effect on us or our business and on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. In addition, since October 2000, there has been a significant increase in violence, primarily in the West Bank and Gaza Strip, and a series of armed clashes between Israel and the armed forces of the Palestinian Authority.

Generally, all male adult citizens and permanent residents of Israel under the age of 54 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if political and military conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the new Israeli shekel against the dollar.

Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In 1999 and in 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS, and in 2001 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We cannot assure you that we will not be treated as a passive foreign investment company in 2002 or in future years. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of the average value of our assets (or possibly the adjusted bases of our assets in particular circumstances), including the pro rata share of the assets of any company in which we are considered to own 25% of the shares by value, in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of you will be subject to adverse tax consequences, including:

•	taxation at the highest ordinary income tax rates in effect during your holding period on some distributions on our ordinary shares and gain from the sale or other disposition of our ordinary shares;

•	paying interest on taxes allocable to prior periods; and

•	no increase in the tax basis of our ordinary shares to fair market value at the date of your death.

See also the discussion in the Taxation section in Item 10.

Item 4.     Information On Our Company

History and Development

Both our legal and commercial name is ViryaNet Ltd. We were incorporated and registered in Israel on March 13, 1988 under the Israeli Companies Ordinance (New Version), 1983, as a private limited company, under the name R.T.S. Relational Technology Systems Ltd. We changed our name to RTS Business Systems Ltd. on September 7, 1997 and to RTS Software Ltd. on February 1, 1998. On April 12, 2000, we changed our name to ViryaNet Ltd. The principal legislation under which we operate is the Israeli Companies Law—1999.

Our registered office is located at 8 HaMarpe Street, Science Based Industries Campus, P.O. Box 45041, Har Hotzvim, Jerusalem, 91450, Israel, and our telephone number is 972-2-584-1000. We have appointed our United States subsidiary, ViryaNet, Inc., located at 2 Willow Street, Southborough, Massachusetts 01745-1027 as our agent for service of process.

Over the past 14 years, we have developed, marketed, and supported field service software applications that have provided companies with solutions that improve the quality and efficiency of complex service business processes. During this period of time, numerous customers, around the world, have deployed our solutions.

On September 19, 2000, we completed our Initial Public Offering (“IPO”) and our Ordinary Shares began trading on The Nasdaq National Market. As part of the IPO, we issued 400,000 Ordinary Shares in consideration of net proceeds of approximately $25.6 million.

On October 29, 2001 our Ordinary Shares began trading on the Tel-Aviv Stock Exchange in Israel and became a dual listed company.

On February 25, 2002, we acquired the outstanding shares of iMedeon, Inc., a provider of mobile workforce management solutions to the utilities sector. iMedeon was a privately held company, headquartered in Alpharetta, Georgia. As a result of the acquisition, iMedeon became a wholly-owned subsidiary of ViryaNet, Inc., which is a wholly-owned subsidiary of ViryaNet Limited.

On May 1, 2002, we effected a 10 to 1 reverse stock split, combining each ten Ordinary Shares, of NIS 0.1 par value per share, into one Ordinary Share, of NIS 1.0 par value per share.

Business Overview

ViryaNet is a leading provider of integrated mobile and Web-based software applications for workforce management, and applications for spare parts logistics, contract management, and depot repair operations. Our mission is to provide companies with solutions that improve the quality and efficiency of their complex service business processes.

Over the past two years, ViryaNet received a significant portion of its revenue from the fast-growing telecommunications industry, specifically from the competitive local exchange carriers (CLECs) and incumbent local exchange carriers (ILECs). For this industry, we provided a solution to help organizations better manage the continuum of field service—from simple DSL installations to more complex construction projects and infrastructure build-outs.

We have issued at least one major version release of the ViryaNet Service Hub annually since the product’s inception in 1999. ViryaNet’s major product release in 2001 was Service Hub version 5.0. Version 5.0 introduced some major enhancements including: ViryaNet Service Scheduler; ViryaNet Voice Portal; and ViryaNet eRepair. ViryaNet’s Service Scheduler, an intelligent service scheduling solution, allows organizations to optimize their field engineer’s schedules, deliver service on time, and comply with customer commitments. ViryaNet’s Voice Portal allows field engineers to access new calls; obtain detailed information about assignments; and report time-critical information, labor, travel time, and expenses using natural voice commands from any land-line or cellular phone. ViryaNet’s eRepair, a Web-based repair management system, automates an organization’s depot repair processes beginning with the initiation of the return materials authorization (RMA) process all the way through the receipt of the product or part, inspection and repair, while performing quality checks, billing for the work, and shipping it back to the customer.

During the year 2001, we commissioned an independent study to explore the field service and workforce management needs of other industries. The study and other subsequent research showed that the utility market had an abundance of aging technology designed to support only high-volume, short-duration meter services, ignoring the complete needs of the utility sector. We saw no vendor offering a solution that automated both the simple and complex: a solution that the utility industry required. ViryaNet’s solution for the telecommunications industry transferred easily to meet the broad and complex needs of utility companies. Our acquisition of iMedeon allowed us an immediate presence in the utilities marketplace by incorporating iMedeon’s customer base, partnerships, and industry expertise. Since the acquisition, ViryaNet has assimilated iMedeon’s advanced mobile computing technology, improving the capabilities of its current mobile gateway.

Our revenues are derived mainly from the licensing of our software and from maintenance and services that we provide. The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	1999	2000	2001
Revenues:
Software licenses	27.0	62.8	62.5
Maintenance and services	73.0	37.2	37.5

Total revenues	100%	100%	100%

The following table summarizes the revenues from our products and services by country, stated as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Country	1999	2000	2001
United States	76	75	63
Europe and the Middle East	19	6	31
Japan	5	19	6

Total	100%	100%	100%

ViryaNet also capitalizes on opportunities within other service industries where companies have extensive service commitments, complex product offerings, strong commitments to customer satisfaction, and an Internet presence. These include the building services, high technology and grocery/retail industries.

Our sales and marketing staff consists of professionals in a variety of fields, including marketing and media relations, direct sales, technical sales consultants, product management, advertising and business management consulting. As of March 31, 2002, we employed 23 sales, marketing and business development personnel. The majority of our sales personnel operate through our United States subsidiary, and the rest operate through our United Kingdom and Japan subsidiaries. Our United Kingdom subsidiary is responsible for sales, marketing, and business development opportunities in Europe and the Middle East.

Over the past year, ViryaNet has seen an increased percentage of its revenue derived from its growing partnership network. We continue to expect to benefit from marketing programs and leads generated by these partners, as well as cooperation from the sales forces of these partners in sales opportunities identified by them. We intend to expand our marketing and implementation capacity through the use of third parties, including systems integrators, vendors of complementary products and providers of service applications. By employing third parties in the marketing and implementation process, we expect to enhance sales by taking advantage of the market presence of these third parties and devote more resources to making additional sales and reduce the cost of each sale.

We also intend to explore and establish indirect sales channels through relationships with additional resellers who offer complementary products and application service providers. Resellers will be primarily used to sell special versions of our product configured for targeted markets and in combination with their complementary products.

Application service providers are used to provide our product to customers who wish to avoid the initial cost of our product combined with the required hardware platforms and infrastructure investments. Through an application service provider, customers will be billed a monthly rental or subscription fee. To date, ViryaNet has partnered with two companies that have hosting capability: Aspective and BT Ignite.

ViryaNet Service Hub and Applications

Our award-winning flagship product, the ViryaNet Service Hub, was introduced in 1999 as an Internet-architected service business platform that allows organizations to:

•	Deploy our industry-packaged applications, taking advantage of the flexibility, ease of use, and pervasive adoption of the Internet.

•
Unite their service communities, including field engineers, customers, partners, vendors and suppliers, using the power and flexibility of the Internet to share information and conduct service business.

•	Integrate systems and applications across their service operation using a common portal.

ViryaNet Service Hub is built using open standards (Java, XML), common to Internet, wireless, and workflow technologies, allowing customers to adapt and easily integrate ViryaNet Service Hub to their continuously changing conditions. ViryaNet Service Hub includes an information service portal that provides community access and collaboration; business intelligence for real-time reporting, analysis, and responsive action; workflow-driven business processes; a powerful integration server and API (application protocol interface) set that interfaces to other applications, including enterprise resource planning (ERP) applications, customer relationship management (CRM) applications, data warehouses and other commonly used service applications; and a mobile gateway that allows mobile users to access and communicate service information using a wide variety of devices over popular wire-line and wireless networks.

With ViryaNet Service Hub, a service organization can quickly transition its complex business processes into a manageable, scalable Internet operation, with goals of increasing efficiency, quality of service, customer satisfaction, customer retention, and profitability. Using ViryaNet Service Hub, our customers can manage the continuum of their service operations—from ensuring that the right person is in the right place at the right time with the right parts and information about the customer, to automating the repair processes—utilizing the Internet at a low cost.

Our latest major version, ViryaNet Service Hub 6.0, was released in June 2002. Version 6.0 introduces ViryaNet’s new and unique Mobile Computing Platform (MCP). ViryaNet’s MCP provides two new product modules: eAsset and eContract. eAsset, a fully web-enabled Asset Management system, allows for the tracking and management of the movement of corporate assets. eContract, which builds on the strength of ViryaNet’s award-winning contract and warranty management system, enables the provides comprehensive, flexible and interactive management of service contracts. eContract enables an organization to outline the relationship with its customers and establish definitions of the services that those customers will receive, including the response time, method of delivery, and cost.

Our next release of ViryaNet Service Hub, Version 7.0, will combine the best features and technology components of iMedeon’s iM:Work with ViryaNet Service Hub. Service Hub 7.0 will be the first workforce management solution to address both simple service tasks as well as complex, non-linear maintenance and construction activities, which can span months and include hundreds of tasks that must be managed and tracked within the context of a project. This single merged product will offer existing customers of ViryaNet Service Hub and iM:Work an upgrade path that delivers many capabilities quickly and at minimal cost. Service Hub 7.0 will be packaged as a transparent upgrade for both the 3.1.x and 3.2.x iM:Work products as well as from Service Hub 6.0.

ViryaNet packages its applications for specific industries. We have captured best business practices and embedded them into our application, incorporating processes, workflows, reports, and screens appropriate for companies in our target industries. These best practices, coupled with powerful functionality capabilities, has allowed ViryaNet to package Service Hub and applications into industry bundles, including:

•	Service Hub for Utilities;

•	Service Hub for Telecommunications;

•	Service Hub for Building Services;

•	Service Hub for High Technology; and

•	Service Hub for Grocery / Retail.

ViryaNet Customers

Over 500 person-years of technical and business experience have been invested in the ViryaNet products. ViryaNet Service Hub and the ViryaNet service applications have been licensed to and implemented at numerous customers. Descriptions of product usage and resulting benefits of improved service delivery and enhanced customer satisfaction include:

Citizens Communications—the largest ILEC in the United States. Citizens uses the ViryaNet Service Hub to automate the dispatching of service orders, trouble tickets, and work requests to its 2,500 technicians. Citizens uses ViryaNet Service Hub to manage the critical issues facing customer service organizations, such as deploying the right technician, diminishing travel times, satisfying customer requests, reacting responsively to increased volumes, assimilating acquisitions, and managing costs. Citizens’ technicians carry hand-held CE devices or laptops that route them through their daily responsibilities via our ViryaNet Service Hub’s mobile gateway. Dispatchers monitor and assist these technicians through ViryaNet Service Hub, while senior management and supervisors receive immediate visibility into the operation’s performance.

Verizon—this large provider of broadband services uses ViryaNet Service Hub to automate their order processing requirements and as a customer-facing portal to conduct a wide range of transactions, reducing the number of disputed invoices and order errors.

Teraoka Seiko—this Japanese manufacturer of point-of-sale devices, weighing scales and wrapping equipment, uses ViryaNet Service Hub and its full suite of applications to have the requisite solutions to unite their field service personnel on the Internet and position its services business as a profitable entity while collecting valuable information to effectively achieve its current business goals and influence future manufacturing directions.

Lockheed Martin Corporation—this large defense and commercial contractor uses ViryaNet Service Hub and service applications as the basis for its command center to support an outsource service infrastructure for the US Navy, resulting in the ability to deliver tires to various Navy locations within the contractual requirements of their service level agreements.

CAL-AIR—this leading specialty mechanical contractor provides technical services to facilities throughout California. CAL-AIR, the first customer to go-live with ViryaNet Service Scheduler, is utilizing ViryaNet’s solutions to schedule and dispatch field workers, track and schedule preventative maintenance service, and automates many of the tasks associated with contract administration.

Symbol—this provider of wireless and Internet-based mobile data management systems offers a combination of priority phone and on-site hardware repair services to the retail, transportation, healthcare, and manufacturing markets. Symbol uses ViryaNet Service Hub to migrate its traditional service processes to the Internet, allowing users to access information from various locations throughout the organization, such as call centers, financial systems and data warehouses, and make that information available to any member within the service community who requires it.

Publix—this supermarket chain is the largest employee-owned, and one of the 10 largest-volume supermarket chains in the United States. Publix selected ViryaNet Service Hub to automate its maintenance and facilities operations, including the activities associated with workforce management and asset and repair management. Using ViryaNet’s solutions, Publix will manage and automate a variety of short-duration tasks, such as preventative maintenance activities on equipment, to more complicated assignments, such as new construction and other projects.

ionex—this integrated communications provider (ICP) serving customers in mid-America states, uses ViryaNet Service Hub to automate and optimize the activities of its field workforce and streamline work-order management. ionex keeps track of, manages, and improves the effectiveness of field engineers and third-party contractors, captures logistics and labor activity, and monitors, reports, and measures field activity.

JEA—this municipal utility is one of the largest in the nation, supplying electricity, water, and sewerage services to customers in the Jacksonville, FL area. Our solutions provide JEA with a comprehensive view of its entire mobile workforce, including where work crews are located; the work being performed; what tools, parts, and support are needed; what work is on the horizon; and how the crews can be more efficient.

ViryaNet Partnerships

The unique strength of the ViryaNet Service Hub platform, combined with our broad and modular service applications, has allowed us to form strategic alliances with world-class systems integrators (SI’s) and value-added resellers (VARs), including:

•	Accenture—an international management and technology consulting organization that positions ViryaNet Service Hub in the German market.

•
Amdocs—a world-wide software and services company providing operational support systems (OSS) to the telecommunications industry that positions ViryaNet Service Hub and mobile workforce management application as a complementary solution.

•
Aspective—a European eBusiness solution provider, specializing in front-office applications for sales, marketing, and customer service that positions ViryaNet Service Hub and mobile workforce management in hosted environments.

•	BT Ignite—a European information and communications technology company that positions ViryaNet Service Hub and mobile workforce management in hosted environments.

•	Cap Gemini Ernst & Young—a global systems integrator and solutions provider, positions ViryaNet Service Hub in both the telecommunications and utility industries.

•	Eftia—an international company developing and marketing turnkey operations support systems positions ViryaNet Service Hub to the telecommunications industry.

•	GE Power—a division of General Electric Company, and a leading global supplier of strategic network solutions to the utilities industry.

•	Omron Alphatec—a systems integrator and distributor of ViryaNet Service Hub in the Asia/Pacific region.

•	Telvent Interactiva—a value added reseller (VAR) of ViryaNet solutions to the utilities marketplace in Spain, Portugal, and Latin America.

•
SchlumbergerSema—a global company delivering IT consulting, systems integration, managed services, and products that positions ViryaNet Service Hub and mobile workforce management in the utility industry

Organizational Structure

We are organized under the laws of the State of Israel. We are the parent company of our wholly owned operating subsidiaries which are specified in the table below.

Name of Subsidiary	Country of Incorporation
ViryaNet, Inc.	United States of America
IMedeon, Inc.	United States of America
ViryaNet Europe Ltd.	United Kingdom
ViryaNet Japan	Japan

Property, Plants and Equipment

We do not own any real property. Our engineering and research and development facilities are located in Jerusalem, Israel, where we occupy approximately 15,000 square feet. The premises are leased under a lease agreement that will terminate on October 30, 2002 with total annual rent of approximately $262,000. On July 4, 2002, we signed a new agreement with the current landlord to reduce our space requirements to approximately 7,600 square feet and our total annual rent to approximately $144,000. This agreement expires on October 30, 2003 but we have the option to extend the agreement for one year at the same terms by notifying the landlord no later than June 30, 2003.

ViryaNet, Inc., our subsidiary located in Massachusetts leases approximately 14,000 square feet of office space in Southborough, Massachusetts that is utilized primarily for administrative, marketing, sales, service and technical support purposes. The premises are leased under a lease agreement that will expire in April 2005 with a total annual rent of approximately $331,000. iMedeon, Inc., the subsidiary of ViryaNet, Inc. located in Alpharetta, Georgia, leases approximately 20,000 square feet of office space used primarily for sale, services and technical support purposes. The premises are leased under a lease agreement which will expire on May 2004 with a total annual rent of approximately $444,000. Our subsidiary located in the United Kingdom leases approximately 2,700 square feet in Hemel Hempsted, under a lease agreement which will expire in December 2003 with a total annual rent of approximately $71,000, and our subsidiary in Japan leases approximately 2,100 square feet under a lease agreement which will expire on June 30, 2003 with a total annual rent of approximately $85,000.

Item 5.     Operating and Financial Review and Prospects

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH ITEM 3 “SELECTED CONSOLIDATED FINANCIAL DATA” AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH ASSTATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS”.

Overview

We are a leading provider of integrated mobile and Web-based software applications for workforce management, and applications for spare parts logistics, contract management, and depot repair operations. Our mission is to provide companies with solutions that improve the quality and efficiency of their complex service business processes. With ViryaNet Service Hub, a service organization can quickly transition its complex business processes into a manageable, scalable Internet operation, with goals of increasing efficiency, quality of service, customer satisfaction, customer retention, and profitability. Using ViryaNet Service Hub, our customers can manage the continuum of their service operations, from ensuring that the right person is in the right place at the right time with the right parts and information about the customer, to automating the repair processes utilizing the Web and at the least cost.

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

We have issued at least one major version release of the ViryaNet Service Hub annually since its inception in 1999. ViryaNet’s major product release in 2001 was Service Hub Version 5.0. Version 5.0 introduced some major enhancements including: ViryaNet Service Scheduler; ViryaNet Voice Portal; and ViryaNet eRepair. ViryaNet’s Service Scheduler, an intelligent service scheduling solution, allows organizations to optimize their field engineer’s schedules, deliver service on time, and comply with customer commitments. ViryaNet Voice Portal allows field engineers to access new calls; obtain detailed information about assignments; and report time-critical information, labor, travel time, and expenses using natural voice commands from any land-line or cellular phone. ViryaNet eRepair, a Web-based repair management system, automates an organization’s depot repair processes beginning with initiation of the return materials authorization (RMA) process all the way through the receipt of the product or part, inspection and repair, while performing quality checks, billing for the work, and shipping it back to the customer.

On February 25, 2002, we acquired the outstanding shares of iMedeon, Inc., a provider of mobile workforce management solutions to the utilities sector. iMedeon was a privately held company, headquartered in Alpharetta, Georgia. As a result of the acquisition, iMedeon became a wholly-owned subsidiary of ViryaNet, Inc. The purchase price for this transaction was approximately $2.95 million based on the estimated fair market value of 510,911 of our Ordinary Shares which were issued to iMedeon’s shareholders in exchange for all of the outstanding shares of iMedeon. We incurred transaction related expenses of approximately $0.7 million in connection with such acquisition.

On May 1, 2002, we effected a 10 to 1 reverse stock split, combining each ten Ordinary Shares, of NIS 0.1 par value per share, into one Ordinary Share, of NIS 1.0 par value per share.

Where We Derive Our Revenues

We derive revenues from licenses of our software products and from related services, which include implementation, consulting, customization and integration, post-contract customer support and training. Our products are typically licensed to customers for a perpetual term. Before the first quarter of 2000, all of our license revenues were derived from licenses of Service Suite products. In the first quarter of 2000, we also started to recognize revenues relating to licenses and implementation of ViryaNet Service Hub. We bill customers according to contract terms.

How We Recognize Revenue

We recognize license and services revenues on contracts involving significant customization, integration and installation by us using the percentage-of-completion method. We classify revenue from these arrangements as license and service revenues based on the estimated fair value of each element. Provision for estimated contract losses are recognized in the period in which the loss becomes probable and can be reasonably estimated. License revenues on contracts that do not involve significant customization, integration and installation by us are recognized, under Statement of Position (“SOP”) No. 97-2, as amended, when persuasive evidence of an arrangement exists, the fee is fixed and determinable, collection is probable and delivery has occurred. Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor-specific objective evidence of the relative fair values of each element in the arrangement. Our vendor-specific objective evidence used to allocate the sales price to professional services and maintenance, is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method according to SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, for certain transactions. Under the residual method, revenue is recognized for the delivered elements when (1) there is vendor-specific objective evidence of the fair values of all the undelivered elements, (2) vendor-specific objective evidence of fair value does not exist for one or more of the delivered elements in the arrangement, and (3) all revenue recognition criteria of the amended SOP 97-2 are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element.

Service revenues from professional services and training are recognized as these services are performed. Service revenues from post-contract maintenance services are recognized pro-rata over the contractual support term, generally one year. Amounts collected from customers in excess of revenues recognized are recorded as deferred revenue.

Effective January 1, 2000, we adopted the new guidelines on revenue recognition as described in Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statement” of the Securities and Exchange Commission (the “SEC”) in December 1999. This adoption did not have a significant effect on our consolidated results of operations or financial position.

How We Sell Our Products

We sell our products through our direct sales force, and expand our sales efforts through relationships with system integrators, resellers and vendors of complementary products. Our revenues are derived from customers in the United States, Europe, Japan and Israel. We price our products based on the market conditions in each jurisdiction where we operate.

A significant portion of our revenues has been derived from a small number of relatively large companies. For the years, 1999 and 2000 respectively, we derived 55% and 9% of our revenues from two customers, Sun Microsystems and GE, who are shareholders or warrant holders. In 1999, 71% of our revenues were derived from four customers, including Sun Microsystems and GE, and no single customer accounted for more than 33% of our revenues. In 2000, two customers each accounted for approximately 11% of our revenue and represented an aggregate of 23% of our total revenues. In 2001, three customers each accounted for approximately 7% or more of our revenues, and represented an aggregate of 28% of our total revenues. We do not expect that these customers will represent a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We expect this portion to decrease as a percentage of our total revenues.

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

Stock-Based Compensation

Through December 31, 2001, we have recorded unearned stock compensation related to stock option grants to our employees and directors totaling $1.9 million, of which $43,000 remains to be amortized through 2005. This amount represents the difference between the exercise price and the estimated fair value of our ordinary shares on the date these stock options were granted. This amount is included as a component of shareholders’ equity and is being amortized by charges to operations over the vesting period of the options, consistent with the method described in Accounting Principles Board Opinion No. 25. We recorded amortization of unearned stock compensation of $798,000, $1,104,000 and $(64,000) in, 1999 2000 and 2001, respectively. The amortization of stock compensation is classified as a separate component of operating expenses in our consolidated statement of operations.

Initial Public Offering and Private Placements

In September 2000, we completed our initial public offering. In this offering, we raised gross proceeds of $32 million, issuing 400,000 ordinary shares at a price of $80 per share.

In February and March 2000, some of our shareholders loaned us an aggregate of $5.0 million. These convertible loans were converted into the convertible debentures issued in April 2000 as described below. These shareholders were also issued warrants to purchase up to an aggregate of 12,500 ordinary shares at an exercise price of $45.60 per share. The warrants, which may be exercised until the earlier of five years from the date of issuance, a merger of ViryaNet, or the sale of all or substantially all of our shares or assets, were valued at $505,000. In April 2000, we issued convertible debentures to three additional investors in an aggregate amount of $11.0 million.

All of the convertible debentures bore annual interest at the London interbank offered rate (“Libor”) plus 2%. On the date of our initial public offering, all of the convertible debentures, including unpaid interest, were automatically converted into 334,389 ordinary shares reflecting a conversion price of $48.00 per share, a discount of 40% of the price per share of the initial public offering. In September 2000, we recorded a one-time financing expense of approximately $16.6 million.

Operating Results

The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	1999	2000	2001
Revenues:
Software license	27.0%	62.8%	62.5%
Maintenance and services	73.0	37.2	37.5

Total revenues:	100.0	100.0	100.0
Cost of revenues:
Software licenses	6.0	3.5	12.1
Maintenance and services	63.1	28.9	32.3

Total costs of revenues	69.1	32.4	44.4
Gross profit	30.9	67.6	55.6

Operating expenses:
Research and development	43.4	26.7	33.0
Sales and marketing	85.7	60.4	70.7
General and administrative	22.3	14.2	19.7
Provision for doubtful accounts	0.0	0.0	6.3

Amortization of deferred stock Compensation	5.0	4.1	(0.3)

Total operating expenses	156.4	105.4	129.4
Operating loss	(125.5)	(37.8)	(73.8)
Financial income (expenses), net	(3.6)	0.1	0.9

Financial expenses related to beneficial conversion feature of convertible debenture	0.0	(61.1)	0.0

Net loss	(129.2)	(98.8)	(72.8)
Preferred shares deemed dividend	(1.9)	0.0	0.0
Net loss to shareholders of ordinary shares	(131.1)	(98.8)	(72.8)

Geographic Distribution

While our products are sold in specified countries, the implementation of these products may be performed for global customers on a worldwide basis. The following table summarizes the revenues from our products and services by country, stated as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
Country/region	1999	2000	2001
United States	76	75	63
Europe and the Middle East	19	6	31
Japan	5	19	6

Total	100%	100%	100%

Comparison of Fiscal Years Ended December 31, 2000 and 2001

Revenues

Total revenues declined by 26% from $27.1 million in 2000 to $20.0 million in 2001.

Software Licenses

Software license revenues are derived from the licensing of our software as well as third-party software. Third-party software consists of software that is either embedded in our software or enhances the functionality of our software. We resell third-party software to our customers at margins that are lower than margins that we earn on our software. Software license revenues decreased 27% from $17.0 million in 2000 to $12.5 million in 2001. This decrease was primarily attributable to the fact that many of our customers and prospects experienced issues related to the general economic downturn within the United States and global markets, which intensified after the September 11th, 2001 terror attacks.

Maintenance and Services

Maintenance and services revenues consist of consulting, implementation, customization and integration, post-contract customer maintenance, and training. Our maintenance and services revenues declined by 26% from $10.0 million in 2000 to $7.5 million in 2001. This decline was primarily due to the lower sales of software licenses resulting from the economic downturn.

Cost of Revenues

Total cost of revenues increased slightly by 1% from $8.8 million in 2000 to $8.9 million in 2001.

Software Licenses

Cost of software license revenues consists primarily of payments to third parties for our reselling of their software. The cost of software licenses increased 158% from $0.9 million in 2000 to $2.4 million in 2001. Cost of software licenses as a percentage of revenues from software licenses increased from 6% in 2000 to 19% in 2001. This increase was primarily due to an increase in third-party software license content.

Maintenance and Services

Cost of maintenance and services revenues consists primarily of salaries and facility costs. Maintenance and service costs decreased 18% from $7.9 million in 2000 to $6.5 million in 2001. This decrease resulted primarily from a reduction in headcount and related administrative costs. Maintenance and services costs as a percentage of maintenance and services revenues were 78% in 2000 and 86% in 2001. The increase in maintenance and services costs as a percentage of maintenance and services revenues resulted primarily from the reduction in the volume of maintenance and services revenues. While we expect that we will incur maintenance and services costs in 2002 lower than the levels expended in 2001, we also expect to adjust these expenses according to the needs of our business.

Operating Expenses

Research and Development

Research and development includes costs relating to the development of our products. These costs consist primarily of employee salaries and benefits, facilities costs, and the cost of consulting resources that supplement our internal development team. Due to the relatively short time between the date our products achieve technological feasibility and the date they generally become available to customers, costs subject to capitalization under SFAS No. 86 have been immaterial and have been expensed as incurred. Research and development expenses decreased 9% from $7.2 million in 2000 to $6.6 million in 2001. This decrease was attributable to the reduction of research and development personnel throughout the year. We expect that we will continue to devote substantial resources to research and development. While we expect that we will incur research and development expenses in 2002 lower than the levels expended in 2001, we also expect to adjust these expenses according to the needs of our business.

Sales and Marketing

Sales and marketing expenses consist of salaries, commissions, office expenses, travel and entertainment, advertising, promotional expenses, and facility costs. Sales and marketing expenses decreased 14% from $16.4 million in 2000 to $14.2 million in 2001. This decrease of $2.2 million was attributable to a decline in personnel costs of $0.4 million and a reduction in marketing programs of $1.8 million. While we expect that we will incur sales and marketing expenses in 2002 lower than the levels expended in 2001, we also expect to adjust these expenses according to the needs of our business.

General and Administrative

General and administrative expenses consist of salaries for administrative, executive and finance personnel, information system costs, fees for professional services, and allocated facilities costs. These costs in 2001 were $3.9 million, which are approximately the same as the costs incurred in 2000, excluding provision for doubtful accounts of $1.3 million in 2001 for two customers that filed for Chapter 11 bankruptcy protection. While we expect that we will incur less general and administrative expenses in 2002 compared to such expenses in 2001, we also expect to adjust these expenses according to the needs of our business.

Amortization of Stock-Based Compensation

Amortization of stock-based compensation includes the amortization of unearned employee stock-based compensation and expenses for stock granted to consultants in exchange for services. Stock-based compensation expense is amortized over the vesting schedule of the option, typically four years, using the straight line approach. With the grant of some stock options, we recorded aggregate unearned stock-based compensation expense of $2.2 million through December 31, 2001. Stock-based compensation included in operating expenses totaled $1.1 million of expense in 2000 and $64,000 of income in 2001.

Financial Income and Financial Expenses

Net financial income was $190,000 in 2001 compared to net financial income of $26,000 in 2000. In 2000 and 2001, financial expenses were $589,000 and $328,000 respectively and financial income was $615,000 and $518,000, respectively. The interest expense resulted from interest expenses from the use of bank lines of credit and the interest income resulted from interest earned on our cash and cash equivalents’ balances.

Allowance for doubtful accounts

In 2000 and 2001, allowance for doubtful accounts expenses were $9,000 and $1,265,000, respectively.

Comparison of Fiscal Years Ended December 31, 1999 and 2000

Revenues

Total revenues increased 72% from $15.8 million in 1999 to $27.1 million in 2000.

Software Licenses

Software license revenues increased 299% from $4.3 million in 1999 to $17.0 million in 2000. This increase was primarily attributable to software license revenues recognized from contracts with five new customers that accounted for $8.6 million of revenues and additional sales of licenses to existing customers.

Maintenance and Services

Our maintenance and services revenues decreased 13% from $11.5 million in 1999 to $10.1 million in 2000. This decrease was primarily due to a reduction in customization and implementation services of approximately

$1.9 million from 1999 to 2000. This decrease was partially offset by increases in maintenance revenues of approximately $500,000. Maintenance and services revenues comprised 73% of our revenues in 1999 and 37% in 2000. This decrease was a result of our efforts to increase sales of software licenses and a reduction in the amount of effort required to customize and implement our products.

Cost of Revenues

Total cost of revenues decreased 20% from $10.9 million in 1999 to $8.8 million in 2000.

Software License

Software license costs decreased 1% from $952,000 in 1999 to $938,000 in 2000. Cost of software licenses as a percentage of revenues from software licenses declined from 22% in 1999 to 6% in 2000. This decline was primarily due to a contract with one customer in 1999 that involved an unusually large component of third-party software.

Maintenance and Services

Maintenance and service costs decreased 21% from $10.0 million in 1999 to $7.9 million in 2000. This decrease resulted primarily from the reduction in the number of support and training personnel. Maintenance and services costs as a percentage of related maintenance and services revenues was 87% in 1999 and 78% in 2000. The decrease in maintenance and services costs as a percentage of maintenance and services revenues resulted primarily from the personnel reductions which we implemented in the fourth quarter of 1999.

Operating Expenses

Research and Development

Research and development expenses increased 5% from $6.9 million in 1999 to $7.2 million in 2000. This increase was attributable to the increase of personnel costs due to the hiring of new personnel for our ongoing development efforts.

Sales and Marketing

Sales and marketing expenses increased 21% from $13.5 million in 1999 to $16.4 million in 2000. This increase of $2.9 million was attributable to an increase in personnel costs of $1.3 million and an increase in marketing programs of $1.6 million.

General and Administrative

General and administrative expenses increased 10% from $3.5 million in 1999 to $3.9 million in 2000. This increase was attributable to increases in personnel expenses.

Amortization of Stock-Based Compensation

With the grant of some stock options, we recorded aggregate unearned stock-based compensation expense of $2.8 million through December 31, 2000. Stock-based compensation included in operating expenses totaled $0.8 million in 1999 and $1.1 million in 2000.

Financial Income and Financial Expenses

Net financial expenses were $565,000 in 1999 compared to net financial income of $26,000 in 2000. In 1999 and 2000, financial expenses were $641,000 and $589,000 respectively and financial income was $76,000 and $615,000 respectively. The interest expense resulted from the use of bank lines of credit and the interest income resulted from interest earned on our cash and cash equivalents’ balances.

Liquidity and Capital Resources

How We Have Financed Our Business

We have financed our operations primarily through placements of our ordinary and preferred shares and convertible debentures. Through December 31, 2001, gross proceeds from private placements of ordinary and preferred shares and convertible debentures totaled $53.4 million. In September 2000, we completed our initial public offering in which we raised gross proceeds of $32 million. At the initial public offering, all the preferred shares and convertible debentures were converted into ordinary shares. To a lesser extent, we have financed our operations through short-term bank facilities and other financing arrangements. In March 1999 and January 2000, we issued warrants to purchase an aggregate of 28,696 ordinary shares to a subsidiary of Bank Hapoalim, at exercise prices ranging from $46.00 to $57.50 per share. The warrants contained a cashless exercise feature and were exercised by the bank at the time of the initial public offering. In February 2002 we issued warrants to purchase an aggregate of 60,000 ordinary shares to a subsidiary of Bank Hapoalim, at an exercise price of $5.00 per share. During the first four months of 2000, we raised an aggregate of $16.0 million by way of convertible debentures, bearing interest at the rate of Libor plus 2%, payable on a quarterly basis starting in April 2001. On the date of our initial public offering, all of the convertible debentures, including unpaid interest, were automatically converted into 334,389 ordinary shares reflecting a conversion price of $48.00 per share, a discount of 40% of the price per share of the initial public offering.

Cash

As of March 31, 2002, we had cash and cash equivalents of $9.0 million and a working capital of $6.0 million. As of March 31, 2002 we did not have any long-term borrowings.

Net cash used in operating activities was $13.1 million in 1999, $15.8 million in 2000, and, $17.0 million in 2001. Net cash used in investing activities was $931,000 in 1999, $2.2 million in 2000 and $970,000 in 2001. Investing activities consisted primarily of purchases of computers and software. Net cash provided by financing activities was $15.4 million in 1999, $38.2 million in 2000, and $4.9 million in 2001. Net cash provided by financing activities consists primarily of net proceeds from the issuances of preferred and ordinary shares as well as long term convertible debentures and, in 1999 and 2001, from a net increase in short-term bank line of credit of $5.1 million and $4.9 million, respectively. In 2000, the financing activities included a net decrease in short-term bank line of credit in the amount of $5.1 million.

Line of Credit

In April 2001, Bank Hapoalim agreed to extend the line of credit that allowed us to borrow up to $6.0 million until March 31, 2002. In February 2002, Bank Hapoalim agreed to extend the line of credit until January 31, 2003 and added two covenants that the Company is required to maintain: (a) that our shareholders’ equity will not be less than 30% of the total balance sheet and (b) that our annual earnings before interest and taxes will be positive and the quarterly losses before interest and taxes will not exceed $1,000,000. These covenants will be measured according to the generally accepted accounting principals in Israel. If we do not maintain either of these covenants, Bank Hapoalim will be entitled to take any measures as it sees fit against us, including but not limited to, requesting immediate repayment of all of its debts to Bank Hapoalim, this being in addition to any other relief and/or measure that Bank Hapoalim is entitled to. In connection with the extensions of the credit line, in April 2001 and February 2002 we issued to a subsidiary of Bank Hapoalim warrants to purchase an aggregate of 60,000 ordinary shares, at exercise price of $5.00 per share. The fair value of such warrants is approximately $116,000 which was accounted for as a cost of the line of credit and was expensed over a one year period beginning April 2001, out of which $87,000 was expensed in 2001.

Borrowings under the line of credit with Bank Hapoalim are in United States dollars and bear interest annually at the rate of Libor plus 2.X%. All borrowings under the line of credit with Bank Hapoalim are secured by a floating charge on our assets. As of June 30, 2002, we had approximately $5.5 million of outstanding indebtedness under our line of credit.

On June 28, 2002, in addition to the line of credit mentioned above we received a loan of $1.5 million from Bank Hapoalim. Under the terms of this loan, we are required to re-pay such loan by July 28, 2002. This additional borrowing with Bank Hapoalim bears interest at an annual rate of Libor plus 3.0%. We have requested that these funds be treated as a factoring line against the receivables for a specific customer of ours and subject to the same payment terms established with such customer. As of the date of this filing, Bank Hapoalim is considering our request for this factoring line.

Operating Leases

Payments under non-cancelable operating lease agreements for facilities expire on various dates through 2006. As of the date hereof, our annual aggregate lease payments range from approximately $1,100,000 in 2002 to approximately $69,000 in 2006.

Future Cash Needs

We expect that operating expenses and capital expenditures will continue to be a material use of our cash resources. We may utilize cash resources to fund acquisitions or investments in other businesses, technologies, or product lines or repay the credit line. We believe that our working capital is sufficient for our anticipated needs for the next 12 months.

Research and Development Grants

We conduct our research and development activities primarily at our principal offices in Israel. Our research and development efforts have been financed, in part, through grants from the office of the chief scientist of Israel. Under these grants, royalties are payable to the Israeli government, generally at the rate of 3% during the first three years, 4% over the following three years, and 5% in the seventh year and future years, on the revenues derived from products developed by us according to those programs. The maximum aggregate royalties will not exceed 100%, 150% in some circumstances, of the dollar-linked value of the total grant received. During 1996, we paid all royalties due to the office of the chief scientist amounting to a total of $676,000. Therefore, we are under no further obligation to pay royalties to the office of the chief scientist on the sale of products funded by the office of the chief scientist. The government of Israel does not own proprietary rights in the technology developed using its funding and there is no restriction on the export of the products manufactured using the technology. Some restrictions on the technology do apply, however, including the obligation to manufacture the product based on the technology in Israel and to obtain the office of the chief scientist’s consent for the transfer of the technology to a third party. These restrictions continue to apply to us although we have paid the full amount of royalties payable under these grants. If the office of the chief scientist consents to the manufacture of the products outside Israel, the regulations allow the office of the chief scientist to require the payment of increased royalties, ranging from 120% to 300% of the amount of the office of the chief scientist grant, depending on the percentage of foreign manufacture. If the chief scientist consents to the manufacture of our products outside Israel, we cannot assure you that we will not be required to pay the office of the chief scientist additional royalties.

In 1998 and 2002, we received grants from the United States-Israel Binational Industrial Research and Development Foundation for a development project on our Service Suite line of products conducted by us and a United States partner. Under the terms of these grants, we are obligated to pay to the foundation royalties of 3% to 5% of the revenues derived from sales of products developed in this project, up to an aggregate amount equal to 100% to 150% of each grant, linked to the dollar and to the U.S. consumer price index. The cumulative amount of grants received was $514,000 as of June 30, 2002.

In 2001 and 2002, we received initial approval for a grant from the office of the Chief Scientist in the amount of approximately $420,000. We have not yet determined whether we can satisfy the terms and conditions of the proposed grants. It is possible that we will receive none or a small portion of the proposed grants.

Effects of Currency Fluctuations

Revenues generated and costs incurred outside of the United States are generally denominated in non-dollar currencies. For the years 1999, 2000 and 2001 respectively, 24%, 25% and 24% of our revenues were denominated in non-dollar currencies. Costs not effectively denominated in United States dollars are translated to United States dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the dollar and non-dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. In 1999 and 2000, we had net loss of $47,000 and $48,000, respectively, due to currency fluctuations, and in 2001 we had net income of $118,000 due to currency fluctuations. We generally do not engage in currency hedging transactions to offset the risks with variations in currency exchange rates. Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on our business, financial condition and results of operations.

Impact of Inflation

Since our revenues are generated in United States dollars and currencies other than New Israeli Shekels (NIS), and a portion of our expenses is incurred and will continue to be incurred in NIS, we are exposed to risk by the amount that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar and other currencies or if the timing of the devaluation lags behind inflation in Israel. In 1994, 1995 and 1996, the inflation rate in Israel exceeded the rate of devaluation of the NIS against the dollar and other currencies. This trend was reversed during 1997 and 1998. In 1999, 2000 and 2001, while the rate of inflation was low, there was a devaluation of the dollar against the NIS. We generally do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. We also do not own any market risk sensitive instruments. However, we may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks.

Effective Corporate Tax Rate

Our tax rate will reflect a mix of the United States, Japan, and the United Kingdom statutory tax rates on our United States, Japan, and United Kingdom income and the Israeli tax rate discussed below. Israeli companies are generally subject to income tax at the rate of 36%. The majority of our income, however, is derived from our three investment programs with approved enterprise status under the Law for the Encouragement of Capital Investments and is eligible for some tax benefits.

Under our first investment program, we will enjoy a reduced tax rate of 10% to 25% during a period of seven years in which this investment program produces taxable income depending on foreign investment. Under our other two investment programs we will enjoy a tax exemption on income derived during the first ten years in which these investment programs produce taxable income, provided that we do not distribute the income as dividends. All of these tax benefits are subject to various conditions and restrictions.

See the discussion in the Tax section in Item 10.

As of December 31, 2001, we had net operating loss carryforwards for tax reporting purposes of approximately $37.0 million in the United States, $13.8 million in Israel, $12.4 million in the United Kingdom and $1.0 million in Japan. In the United States, the internal revenue code limits the use in any future period of net operating loss carryforward following a significant change in ownership interests. Since we have incurred tax losses through December 31, 2001, we have not used these net operating losses.

Adaptation to New Euro Currency

In January 1999, a new currency called the euro was introduced in the following members of the European Monetary Union: Austria, Belgium, Finland, France, Germany, Greece, Italy, Luxembourg, the Netherlands, Portugal, the Republic of Ireland and Spain. On January 1st, 2002, these countries adopted the euro as a valid currency. By the end of February, 2002, these countries completed the replacement of legacy currencies with the euro. Computer systems and software products will need to be designed or modified to accept the euro currency and, during the transitional phase, may need to accept both the euro and local currencies. Conversion to the euro will require restructuring of databases and internal accounting systems and the conversion of historical data. We believe that all products offered by us are adapted to the euro. Since the introduction of the euro we have not experienced any difficulties or complaints from the adaptation of our products to the euro. However, we did not contact our customers or suppliers to determine their preparedness for the adoption of the euro.

We have not incurred any material expenses from the adaptation of our products to the euro and we do not expect to incur any expenses from future adaptation to the euro. However, we cannot assure you that our products or software provided to our customers by other vendors, or developed internally by our customers, will ensure an errorless transition to the euro. Even if our products and services satisfy these requirements, the products and services provided to our customers by other software vendors or developed internally by our customers may not be euro compliant and may disrupt our customers’ ability to use our products.

Research and Development

We believe that our future success depends, to a significant extent, on our ability to maintain and extend our technological leadership through our research and development activities. We employ product managers in our research and development activities. These managers provide a critical interface between our research engineers and customer needs and industry developments. This interface helps focus our research and development personnel on developing market-driven applications. By using information provided by our product managers, we can also manage our research and development resources to address perceived market trends.

Our research and development expenditures for 1999, 2000, and 2001 were $6.9 million, $7.2 million and $6.6 million, respectively. We will continue to devote substantial resources to research and development. Prior to 1999, part of our funding for research and development activity came from various Israeli government programs.

Trend Information

For information about our expectations regarding our future cost of revenues, future operating expenses and liquidity and capital resources, please see the discussion under the “Risk Factors” section of Item 3 and the “Operating Results” section and the “Liquidity and Capital Resources” section of Item 5.

Item 6.     Directors, Senior Management and Employees

Directors and Senior Management

Name	Age	Position
Samuel I. HaCohen	44	Chairman of the Board of Directors
Winfried A. Burke	54	President, Chief Executive Officer and Director
Menachem Ish-Shalom	42	Chief Operating Officer
Albert A. Gabrielli	43	Chief Financial Officer
Ron Ben-Natan	36	Senior VP of Engineering and Chief Technology Officer
Ami Shpiro	48	Senior Vice President of Sales
Nigel Crabb	40	Director of Operations, Europe
Masayo Hobo	41	General Manager, Japan
Vladimir Morgenstern	44	Director
Hillel Milo	50	Director
Amit Frenkel	38	Director
Claudia Gatlin	53	Director
Yeoshua Agassi	53	Director

Samuel I. HaCohen co-founded ViryaNet in March 1988. Since March 1988, Mr. HaCohen has served as our chairman of the board of directors. From March 1988 until February 2001, Mr. HaCohen served as our chief executive officer and as the chairman of the board of directors. Before co-founding ViryaNet, Mr. HaCohen held senior systems management positions in John Bryce Systems Ltd., a software company, and the Hadassah Hospital, Jerusalem. Mr. HaCohen holds a Bachelor of Science degree in computer science and statistics from the Hebrew University of Jerusalem and has completed all course work for a Master of Science degree in statistics from the Hebrew University of Jerusalem.

Winfried A. Burke joined us in October 1999 as our senior vice president of worldwide marketing. From October 2000 until February 2001, Mr. Burke served as our president and chief operating officer. In February 2001, Mr. Burke was appointed chief executive officer. Since February 2001, Mr. Burke has served as chief executive officer and president of ViryaNet. From January 1999 until October 1999, Mr. Burke served as vice president of sales and marketing for ViewSoft, a software company. From July 1997 until December 1998, Mr. Burke served as general manager of North American operations and vice president of worldwide channels and strategic alliances at Gentia Software, a software company. From August 1994 until July 1997, Mr. Burke was a merger and acquisition consultant. From 1991 until 1994, Mr. Burke served as vice president of sales and marketing for Oberon Software. Mr. Burke has also held various positions in product management, marketing and sales at Prime Computer, Apollo, Sequoia and Wang. He began his career as a software engineer at the Massachusetts Institute of Technology Instrumentation Laboratory, Draper Laboratory, where he worked on the Apollo and Space Shuttle projects, followed by software development assignments at the Massachusetts Institute of Technology Lincoln Laboratory and Data General. Mr. Burke holds a Bachelor of Science degree in computer science from the Massachusetts Institute of Technology.

Menachem Ish-Shalom has served as our chief operating officer since February 2001 and served as executive vice president of world-wide operations from November 2000 until February 2001. Mr. Ish-Shalom served as vice president of customer care and billing at Amdocs from April 2000 until November 2000. From May 1989 until April 2000, Mr. Ish-Shalom was employed at ViryaNet and served in a number of senior management positions, including research and development manager, general manager of Israeli operations, and executive vice president of engineering. Mr. Ish-Shalom holds a Bachelor of Science degree in computer science from the Hebrew University of Jerusalem.

Albert A. Gabrielli has served as our chief financial officer since April 2001. From August 2000 until March 2001, Mr. Gabrielli served as the chief financial officer of Ziplink, a provider of wholesale internet connectivity services. From October 1999 until July 2000, he served as vice president, finance for Ziplink. From August 1998 until August 1999, Mr. Gabrielli served as vice president, finance, Enterprise Data Product Group for Nortel Networks, a telecommunication networking company. From June 1998 until August 1998, he served as vice president, finance, Internet/Telecommunications and Enterprise Product Group for Bay Networks, a data networks company. From July 1995 until June 1998, he served in a number of senior management positions with Bay Networks. From 1982 until July 1995 Mr. Gabrielli was employed at Digital Equipment Corporation in a variety of finance and finance management roles, supporting the professional services, data networking, and systems integration businesses. Mr. Gabrielli received his Bachelor of Science degree in Economics and Finance from Bentley College.

Ron Ben-Natan has served as our chief technology officer since November 1999 and has served as senior vice president of engineering since February 2000. From June 1998 to November 1999, Mr. Ben-Natan served as our vice president for product development. From July 1995 to June 1998, Mr. Ben-Natan served as the chief technology officer of Entity Object Technology, a software consulting company he co-founded. Mr. Ben-Natan holds a Doctor of Philosophy degree in computer sciences from the Hebrew University of Jerusalem.

Ami Shpiro joined ViryaNet in August 2001 as senior vice president for Europe, Middle East and Africa, primarily responsible for sales, marketing and business development. From 1997 to 2001 Mr. Shpiro was the founder and General Manager of ClickSoftware Europe Ltd. and from 1989 to 1997 he was vice president and one of the founders of the scheduling technology at IET, an Israeli-based software firm, subsequently listed on NASDAQ as ClickSoftware. Mr. Shpiro holds degrees in Mathematics and Computer Science from the Hebrew University of Jerusalem, Israel, and Economics & Philosophy from the University of Southampton, England.

Nigel Crabb has joined the company in January 1999 as the director of operations for Europe and subsequently worldwide manager for the customer support organization. From 1989 to 1998, Mr. Crabb held several management and senior management positions at Sun Microsystems within their Computer Systems and Enterprise Services Divisions. Prior to joining Sun, Mr. Crabb spent three years with Integrated Solutions, Inc., a manufacturer of Unix workstations, as the European support manager. From 1980 to 1986, Mr. Crabb was employed with ROCC Computers Ltd., a United Kingdom manufacturer of data entry and turnkey systems developing application and systems software. Mr. Crabb earned a Bachelor of Science degree in Computer Science and Software Engineering from Imperial College, London University. Mr. Crabb is an associate of the City and Guilds Institute and a member of the Institute of Directors.

Masayo Hobo served as a general manager of ViryaNet Japan since she joined ViryaNet in November 1998. Prior to joining ViryaNet, Ms. Hobo held several senior level positions at SAP Japan and SAP AG, including manager of the Advanced Solution Center and senior consultant. Before her employment with SAP, Ms. Hobo held several positions at IBM Japan and IBM USA, including systems engineer and consultant. Ms. Hobo earned a Bachelor of Law degree from Kansai University in Japan and a Master of Science degree in Industrial Administration from Carnegie Mellon University in Pittsburgh, PA.

Vladimir Morgenstern co-founded the Company with Mr. HaCohen. He has served as one of the Company’s directors since July 1999. Mr. Morgenstern currently serves as the Chief Technology Officer for Fitracks, Inc., a company based in Israel specializing in high-tech solutions for footwear and footcare industries. From November 1999 until October 2001, Mr. Morgenstern served as the Company’s executive vice president, corporate programs. Mr. Morgenstern served as the Company’s technical manager and chief technology officer from March 1988 until November 1999. Before co-founding ViryaNet, Mr. Morgenstern held senior systems management positions at John Bryce Systems Ltd. and the Hadassah Hospital, Jerusalem. Mr. Morgenstern holds a Bachelor of Science degree in physics from Vilnius University in Lithuania and has completed all course work for a Master of Science degree in applied mathematics.

Hillel Milo has served as one of our directors since June 2000. Since 1995, he has been the chief executive officer of Clal Venture Capital Fund Limited Partnership. In 1997, he co-founded Infinity Venture Capital Fund Limited Partnership and served as its chief executive officer until June 1999. From 1993 to 1994, Mr. Milo was the co-founder and the general partner of the Walden Israel venture capital fund. Previously, Mr. Milo served as a director and executive officer in a privately-owned European financial and industrial investment company. Mr. Milo serves on the board of directors of Breezecom, a manufacturer of wireless access products, and Radvision, a developer of internet and network based communications products. Mr. Milo has a Bachelor of Science degree in mechanical engineering and a Master of Arts degree in management science from the University of Alabama.

Amit Frenkel has served as one of our directors since June 2001. Mr. Frenkel has been a partner of Carmel Ventures L.P., an Israeli based venture capital fund, since September 2000. From 1993 to 2000, Mr. Frenkel served in various positions within the Clal Group. From 1997 to 2000, Mr. Frenkel served as the general partner of the international Israel Infinity Fund, an Israeli based venture capital fund, established by Clal and other entities. From 1995 to 2000, he served as the fund manager of the Clalit Capital Fund LP, an Israeli based venture capital fund. From 1993 to 1995, Mr. Frenkel was vice president of Clal Issuing Ltd., an Israeli based investment bank. Mr. Frenkel holds a Bachelor of Arts degree in Accounting and Economics from Tel-Aviv University and a Master in Business Administration with distinction from the University of Michigan.

Claudia Gatlin has served as one of our directors since June 2001. Ms. Gatlin is the founder of CMG International, a strategic investor relations and corporate governance consultancy. Since 1989, Ms. Gatlin has been advising both U.S. and non-U.S. public companies on capital market issues. Previously, Ms. Gatlin served in the Fixed Income Division of Morgan Stanley, as a senior executive of Quanex Corporation, and in a variety of equity research positions.

Yeoshua Agassi has served as a director of ViryaNet since July 2001. Since 2001, Mr. Agassi has served concurrently as CEO and President of Scitex Corporation and as vice president of Clal Industries and Investments Ltd. (“CII”), one of Israel’s largest investment and holding companies. CII, located in Tel Aviv, Israel, is invested primarily in the industrial and technology sectors and holds a major equity position in ViryaNet. During 2000, Mr. Agassi served as the general manager of Leumicard Ltd., one of Israel’s leading credit card providers and servicers located in Bene Brak, Israel. From 1993 until 1998, Mr. Agassi served as the general manager of Israeli Direct Insurance Company (“IDI”), a direct insurer located in Tel Aviv, which he co-founded in 1993. Before founding IDI, Mr. Agassi was employed from 1987 until 1992 at The Magen Insurance Company, a direct insurer located in Tel Aviv, most recently as the vice president of Operations. Mr. Agassi has earned a Bachelor of Arts degree in Economics from Tel Aviv University and has an MBA in Marketing from Bar Ilan University.

Compensation

We have entered into employment agreements with Messrs. HaCohen, Burke, Ish-Shalom, Ben-Natan, Gabrielli, Shpiro, and Crabb, and with Ms. Hobo. These employment agreements contain various provisions, including provisions relating to assignment of intellectual property rights to us, non-competition and confidentiality and are in effect until terminated by either party upon advance notice of up to 90 days or under specified circumstances under the terms of the particular agreement. The employment agreements entered into with Messrs. Burke, Ish-Shalom, Ben-Natan, Gabrielli, Crabb and Shpiro and with Ms. Hobo contain similar terms as those contained in the agreements with Messrs. HaCohen except that (i) the respective agreements of Mr. Ish-Shalom and Mr. Ben-Natan may be terminated by us without cause under the circumstance provided under their respective employment agreement, upon advance notice of 6 months; (ii) Messrs. Burke and Gabrielli are entitled to 6 months of severance, including benefits, in the event we terminate their respective employment without cause, under the circumstances provided in each of their employment agreements; and (iii) the respective agreements of Mr. Crabb, Mr. Shpiro and Ms. Hobo’s may be terminated by us without cause under the circumstances provided in each of their respective employment agreements, upon advance notice of a minimum of ninety (90) days. We have also entered into executive incentive bonus or commission plans with all of these executives. These plans provide for quarterly bonus payments upon achievement by us of targeted levels in specific business performance categories. These bonus plans were suspended as of July 1, 2001, and have not been reactivated as of the date hereof.

The aggregate remuneration we paid for the year ended December 31, 2001 to our directors and executive officers as a group was $2,258,742 in salaries, fees, commissions and bonuses. Included in this amount is remuneration to four of our former executive officers. This amount includes $40,813 set aside or accrued to provide for pension, retirement or similar benefits provided to our directors and executive officers.

Other than Mr. Samuel HaCohen, who is entitled to receive the benefits specified in his employment agreement, our directors who are not executive officers do not receive cash compensation for their service on the board of directors or any board committee. All directors are reimbursed for their expenses for each board meeting attended, and with respect to our external directors, such reimbursement is made in accordance with the applicable provisions of Israeli law. For additional information, please see the discussion under the heading “External Directors”. During fiscal 2001, options to purchase 220,500 ordinary shares were granted to our directors and executive officers. Included in this amount are options to purchase 52,500 ordinary shares granted to three of our former executive officers, of which 30,000 were canceled after the termination of their employment with us. The weighted average exercise price of these outstanding options was $8.65 per share, with vesting over two to four years. All options were issued pursuant to the 1999 Stock Option and Incentive Plan (the “Option Plan”).

In January 2002, certain directors and executive officers of ViryaNet tendered and irrevocably canceled options to purchase a total of 291,490 ordinary shares of ViryaNet previously granted to such directors and executive officers. As of the date hereof we have not granted to such directors and executive officers any options as replacement to such tendered options but we expect to issue, subject to the receipt of our board of directors’ approval, and with respect to directors of ViryaNet, the approval of ViryaNet’s shareholders as well, new options of a number equal to the number of the tendered options.

Board Practices

The following table sets forth certain information concerning our current directors and executive officers:

Name	Current Office(s) Held	Commencement of Office	Termination/Renewal Date of Office
Samuel I. HaCohen	Chairman of the Board of Directors	March 1998	2002 Annual Meeting
Winfried A. Burke	President	October 2000	Not applicable
	Chief Executive Officer	February 2001	Not applicable
	Director	June 2001	2002 Annual Meeting
Vladimir Morgenstern(2)	Director	July 1999	2002 Annual Meeting
Menachem Ish-Shalom	Chief Operating Officer	November 2000	Not applicable
Albert A. Gabrielli	Chief Financial Officer	April 2001	Not applicable
Ron Ben-Natan	Senior Vice President of Engineering	February 2000	Not applicable
	Chief Technology Officer	November 1999	Not applicable
Ami Shpiro	Senior Vice President, EMEA	August 2001	Not Applicable
Nigel Crabb	Director of Operations, Europe	January 1999	Not Applicable
Masayo Hobo	General Manager, Japan	November 1998	Not Applicable
Hillel Milo(1),(2)	Director	June 2000	2004 Annual Meeting
Amit Frenkel(1)	Director	June 2001	2004 Annual Meeting
Claudia Gatlin(1)	Director	June 2001	2002 Annual Meeting
Yeoshua Agassi(2)	Director	July 2001	2002 Annual Meeting

(1)	Member of Audit Committee
(2)	Member of Compensation Committee

Our Articles of Association provide that directors are elected at our annual general meeting of the shareholders by a vote of the holders of a majority of the voting power represented at that meeting. Each director, except for the external directors as described below, holds office until the next annual general meeting of the shareholders.

External Directors; Independent Directors

Israeli Companies Law

We are subject to the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”), which became effective on February 1, 2000 and supersedes most of the provisions of the Israeli Companies Ordinance, New Version, 5743-1983. Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint two external directors.

Who May Be Appointed

A person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity or person controlling the company or any entity controlled by the company or by a controlling shareholder of the company. The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

Conflicts of Interest

No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interests with the person’s responsibilities as an external director or may impair his ability to serve as an external director. Until the lapse of two years from termination of office of an external director, for any reason, a company may not engage such former external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

How External Directors Are Elected

External directors are generally elected by a majority vote at a shareholders’ meeting, provided that either:

(a)
the majority of the shares voted at the meeting, including at least one third of the shares of non-controlling shareholders or their representatives voted at the meeting, vote in favor of the election; or

(b)	the total number of shares of non-controlling shareholders voted against the election of an external director does not exceed one percent of the aggregate voting rights in the company.

Term of Service

The initial term of an external director is three years and may be extended by the shareholders for an additional three years. If, when we elect an external director, all of our directors are of the same gender, then the next external director must be of the other gender. Each committee exercising powers of the board of directors is required to include at least one external director and the audit committee of the Company is required to include both external directors.

Independent Directors

The ordinary shares offered in our initial public offering are listed for quotation on the Nasdaq National Market and the Tel-Aviv Stock Exchange and are subject to the rules of the Nasdaq National Market applicable to quoted companies. Under the Nasdaq rules, we are required to appoint a minimum of three independent directors. The independence standard under the Nasdaq rules excludes any person who is a current or former employee of a company as well as the immediate family members of an executive officer of a company. Messrs. Milo and Frankel and Ms. Gatlin serve as independent directors and meet the independence standard of the Nasdaq rules.

Board Committees

Our board of directors has formed an audit committee and a compensation committee. The audit committee exercises the powers of the board of directors for our accounting, reporting and financial control practices. Our compensation committee sets the annual compensation for our executive officers and, to the extent permitted under the Companies Law, administers our option plans. Messrs. Frenkel and Milo and Ms. Gatlin are members of our audit committee. Messrs. Milo, Agassi and Morgenstern are members of our compensation committee.

Audit Committee

Nasdaq Rules and Israeli Companies Law

Under the Nasdaq rules, we are required to form an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The responsibilities of the audit committee under the Nasdaq rules include evaluating the independence of a company’s outside auditors. Our current audit committee complies with the Nasdaq rules. Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee. The Companies Law requires that the audit committee be comprised of at least three directors, including all of the external directors, but excluding:

•	a chairman of the board of directors;

•	a controlling shareholder or the relative of a controlling shareholder; or

•	any director employed by the company, or who provides services to the company on a regular basis.

Role of Audit Committee

The role of the audit committee is to examine flaws in the business management of the company in consultation with the internal auditor and the company’s independent accountants, and suggest appropriate courses of action. The approval of the audit committee is required to engage in specified actions and transactions with office holders, controlling shareholders and third parties in which office holders and controlling shareholders have a personal interest.

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

Employees

As of March 31 2002, we had 28 employees in Israel, 60 in the United States, 9 in the United Kingdom and 6 in Japan. Of our 103 employees, 26 were engaged in research and development, 23 in sales, marketing and business development, 39 in professional services and technical support and 15 in finance, administration and operations. None of our employees is represented by a labor union.

We are not a party to any collective bargaining agreement with our employees. However, some provisions of the collective bargaining agreement between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists’ Association of Israel, are applicable to our Israeli employees under expansion orders of the Israeli Ministry of Labor and Welfare. These provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to pension funds, insurance for work-related accidents, procedures for dismissing employees and determination of severance pay. Under these provisions, the wages of most of our employees are automatically adjusted based on changes in the Israeli consumer price index. The amount and frequency of these adjustments are modified occasionally. We consider our relationship with our employees to be good and have never experienced a strike or work stoppage.

We have to comply with various labor and immigration laws throughout the world, including laws and regulations in Israel, the United States, the United Kingdom and Japan. Compliance with these laws has not been a material burden for us. If the number of our employees increases over time, our compliance with these regulations could become more burdensome.

Share Ownership

As of May 10, 2002, the aggregate number of our ordinary shares beneficially owned by our directors and executive officers was 581,938, including options and warrants to purchase up to 89,826 ordinary shares which are exercisable or will become exercisable within 60 days of May 10, 2002. This number does not include 289,007 ordinary shares beneficially owned by our former directors and former executive officers and their affiliates.

As of May 10, 2002, options to purchase up to 104,775 ordinary shares granted to our directors and executive officers and options to purchase up to 61,500 ordinary shares granted to six of our former executive directors and officers, under our option plans were outstanding. The weighted average exercise price of these options was $11.54 per share. From these options, options to purchase 78,992 ordinary shares granted to our directors and executive officers and options to purchase 61,500 ordinary shares granted to our former directors and officers, are exercisable or will become exercisable within 60 days of May 10, 2002. In addition, 249,500 options previously granted to our directors and executive officers were tendered and canceled as of January 2002 and are expected, subject to the receipt of the applicable Board and shareholders approvals, to be reissued.

As of May 10, 2002, there were approximately 150 shareholders of record. We believe that shares of our ordinary shares held in bank, money management institution and brokerage house “nominee” names, account for at least an estimated 700 additional beneficial owners.

The following table summarizes information about the beneficial ownership of our outstanding ordinary shares and the options as of May 10, 2002 for each of our directors and executive officers.

Name(1)	Beneficial Ownership of Ordinary Shares(2)	Percent of Class(3)	Options to Purchase Ordinary Shares
Samuel I. HaCohen	50,305(4)	1.9%	19,500	(5)
Winfried A. Burke	*	*	—
Vladimir Morgenstern	41,322(6)	1.5%	18,300	(7)
Menachem Ish-Shalom	*	*	12,725	(8)
Ron Ben-Natan	*	*	—
Albert A. Gabrielli	*	*	—
Ami Shpiro	*	*	20,000	(9)
Nigel Crabb	*	*	7,700	(10)
Masayo Hobo	*	*	11,550	(11)
Claudia Gatlin	*	*	5,000	(12)
Yeoshua Agassi	437,022(13)	16.2%	—
Amit Frenkel	*	*	5,000	(14)
Hillel Milo	*	*	5,000	(15)

(*)	Less than 1% of our ordinary shares.
(1)	Does not include directors and officers that left the company before December 31, 2001.
(2)
Beneficial ownership by a person assumes exercise of all options and warrants beneficially owned by such person that are currently exercisable or are exercisable within 60 days of May 10, 2002. Unless otherwise noted or except to the extent authority is shared by spouses under applicable law, all persons referred to above have sole voting and sole investment power over their respective ordinary shares.

(3)
The percentages shown are based on (i) 2,681,733 ordinary shares outstanding on May 10, 2002; and (ii) ordinary shares issuable upon the exercise of all options and warrants beneficially owned by such persons that are currently exercisable or are exercisable within 60 days of such date.

(4)
Includes 30,457 ordinary shares, warrants to purchase 348 ordinary shares exercisable within 60 days of May 10, 2002, and options to purchase 19,500 ordinary shares exercisable within 60 days of May 10, 2002. The exercise price of the warrants to purchase 348 ordinary shares is $57.50 per share. The exercise price of the options to purchase 19,500 ordinary shares is $6.11 per share.

(5)	The exercise price of the options is $6.11 per share. Such options expire in 2005.

(6)
Includes 23,022 ordinary shares and options to purchase 18,300 ordinary shares exercisable within 60 days of May 10, 2002. The exercise price of the options to purchase 18,300 ordinary shares is $6.11 per share.

(7)	The exercise price of the options is $6.11 per share. Such options expire in 2005. See the discussion regarding the 1999 Stock Option and Incentive Plan under the section “Option Plans”.
(8)	The exercise price of the options is $6.11. Such options expire in 2005.
(9)	The exercise price of the options is $4.10 per share. Such options expire in 2008.
(10)	The exercise price of the options is $5.60 per share. Such options expire in 2008.
(11)	The exercise price of the options is $5.60 per share. Such options expire in 2008.
(12)	The exercise price of the options is $8.60 per share. Such options expire in 2008.
(13)
Includes (i) 75,382 ordinary shares and warrants to purchase 1,584 ordinary shares exercisable within 60 days of May 10, 2002, held by Clal Venture Capital Fund L.P. (“CVC”), the exercise price of which ranges between $0.25 and $45.60 per share, (ii) 80,500 ordinary shares and warrants to purchase 1,584 ordinary shares exercisable within 60 days of May 10, 2002, held by Clalit Capital Fund L.P. (“Clalit”), the exercise price of which ranges between $0.25 and $45.60 per share, (iii) 130,801 ordinary shares and warrants to purchase 3,660 ordinary shares exercisable within 60 days of May 10, 2002, held by Clal Industries and Investments Ltd. (“Clal Industries”), the exercise price of which is $57.50 per share, and (iv) 139,851 ordinary shares and warrants to purchase 3,660 ordinary shares exercisable within 60 days of May 10, 2002, held by Clal Electronics Industries Ltd. (“Clal Electronics”), the exercise price of which is $57.50 per share. Mr. Agassi, a Vice President of Clal Industries and Investments Ltd., may be considered to beneficially own the ordinary shares and warrants held by CVC, Clalit, Clal Industries and Clal Electronics, although he disclaims beneficial ownership of these shares.

(14)	The exercise price of such options is $8.60 per share. Such options expire in 2008.
(15)	The exercise price of such options is $8.60 per share. Such options expire in 2008.

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

The 1996 Stock Option and Incentive Plan

In 1996, we adopted the 1996 Stock Option and Incentive Plan and reserved 140,000 ordinary shares for issuance to employees. As of May 10, 2002, options to purchase 78,060 ordinary shares were outstanding under the 1996 Stock Option and Incentive Plan. The 31,208 additional ordinary shares that were available for grants of additional options were transferred to the 1999 Stock Option and Incentive Plan. The exercise price of options granted under the 1996 Stock Option and Incentive Plan range from $6.11 to $10.00.

The 1997 Stock Option and Incentive Plan

In 1997, we adopted the 1997 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 50,000 ordinary shares. As of May 10, 2002, options to purchase 10,515 ordinary shares were outstanding under the 1997 Stock Option and Incentive Plan. The 31,495 additional ordinary shares that were available for grants of additional options were transferred to the 1999 Stock Option and Incentive Plan. The exercise price of the options granted under the 1997 Stock Option and Incentive Plan is $23.00.

The 1998 Stock Option and Incentive Plan

In 1998, we adopted the 1998 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 150,000 ordinary shares to employees. As of May 10, 2002, options to purchase 30,150 ordinary shares were outstanding under the 1998 Stock Option and Incentive Plan. The 118,900 additional ordinary shares that were available for grants of additional options were transferred to the 1999 Stock Option and Incentive Plan. The exercise price of the options granted under the 1998 Stock Option and Incentive Plan range from $10.00 to $39.00.

The 1999 Stock Option and Incentive Plan

In 1999, we adopted the 1999 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 300,000 ordinary shares to employees and transferred an additional 181,603 ordinary shares to the 1999 Stock Option and Incentive Plan from the 1996 Stock Option and Incentive Plan, the 1997 Stock Option and Incentive Plan and the 1998 Stock Option and Incentive Plan. As of May 10, 2002, options to purchase 289,982 ordinary shares were outstanding under the 1999 Stock Option and Incentive Plan and 491,246 additional ordinary shares were available for grants of additional options. The exercise price of the options granted under the 1999 Stock Option and Incentive Plan range from $4.10 to $120.00.

In June 2001, the Company’s shareholders approved the reservation of options to purchase an additional 300,000 ordinary shares to employees, for an aggregate of 600,000 ordinary shares to be granted under the 1999 Stock Option and Incentive Plan.

Administration of Our Option Plans

Our option plans are administered by the board of directors. Under the option plans, options to purchase our ordinary shares may be granted to the officers, directors, employees or consultants of ViryaNet or of any of our subsidiaries. Under the option plans, the exercise price of options shall be determined by the committee but may not be less than NIS 1.0. The vesting schedule of the options is also determined by the committee but generally the options vest over a four year period. Each option granted under the option plans is exercisable until seven years from the date of the grant of the option. The 1996 Stock Option and Incentive Plan, the 1997 Stock Option and Incentive Plan, the 1998 Stock Option and Incentive Plan and the 1999 Stock Option and Incentive Plan will expire on December 31, 2005, 2006, 2007 and 2008, respectively.

In September 2001, ViryaNet adopted a voluntary stock option exchange program, under which our employees had the opportunity to cancel outstanding stock options. Pursuant to the terms of this stock option exchange program, we agreed to grant new options to each eligible employee who participated in the offer on the date of the first meeting of our board of directors held at least six months and one day following the date on which we accepted the options for exchange. The number of Ordinary Shares subject to these new options equals the number of Ordinary Shares subject to the options tendered by such employee and canceled in the stock option exchange program, multiplied by a factor of 1.1 (one and one-tenth). Based on the employees that elected to participate in this stock option exchange program, 107,210 options were canceled.

In March 2002, we granted 95,365 options to employees that participated in the option exchange program and were employed by the Company at the time of the grant (certain employees who previously tendered their options under the stock option exchange program were not employed by the Company on March 2002 and thus were not eligible for the issuance of replacement options). Each new option has the same vesting commencement date and vesting schedule as the option for which it was exchanged. The exercise price of each new option was based on the fair market value of our Ordinary Shares at the time of grant, which was $5.60.

Item 7.     Major Shareholders and Related Party Transactions

Major Shareholders

The following table summarizes information about the beneficial ownership of our outstanding ordinary shares as of May 10, 2002 for each person or group that we know owns more than 5% of our ordinary shares.

We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any ordinary shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days of May 10, 2002. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power for all ordinary shares held by them. Applicable percentage ownership in the following table is based on 2,681,733 ordinary shares outstanding as of May 10, 2002.

Ordinary Shares Beneficially Owned

Name and Address	Number	Percent of Class
The Clal Group(1)	437,022	16.2%
Kiriat Atidim
Ramat Hachayal
P.O. Box 61581, Tel Aviv 58177,
Israel

GE Capital Equity Holdings, Inc.(2)	288,529	10.4%
120 Long Ridge Road
Stamford, CT 06927
United States

Advanced Technology Ventures IV L.P.(3)	201,548	7.5%
485 Ramona Street, Suite 200
Palo Alto, CA 94301
United States

SVM Star Ventures Management GmbH No. 3(4)	179,441	6.7%
Possartsrassa 9
D-81679 Munich,
Germany

(1)	Includes:
•	75,382 ordinary shares and warrants to purchase 1,584 ordinary shares exercisable within 60 days of May 10 , 2002, held by CVC;
•	80,500 ordinary shares and warrants to purchase 1,584 ordinary shares exercisable within 60 days of May 10, 2002, held by Clalit;
•	130,801 ordinary shares and warrants to purchase 3,660 ordinary shares exercisable within 60 days of May 10, 2002, held by CII; and
•	139,851 ordinary shares and warrants to purchase 3,660 ordinary shares exercisable within 60 days of May 10, 2002, held by Clal Electronics.
(2)
Includes warrants to purchase 75,922 ordinary shares exercisable within 60 days of May 10, 2002, held by GE Capital Equity Holdings, Inc. (“GE Holdings”) and warrants to purchase 5,000 ordinary shares exercisable within 60 days of May 10, 2002, held by General Electric Medical Systems, a division of General Electric Corporation.

(3)	Includes warrants to purchase 4,796 ordinary shares exercisable within 60 days of May 10, 2002 held by Advanced Technology Ventures IV L.P.
(4)	Includes:
•	41,357 ordinary shares held by STAR Management of Investments (1993) Limited Partnership;
•	33,315 ordinary shares held by SVE STAR Ventures Enterprises No. III, a German civil law partnership (with limitation of liability);
•	2,786 ordinary shares held by SVE STAR Ventures Enterprises No. IIIA, a German civil law partnership (with limitation of liability);
•	14,659 ordinary shares held by SVM STAR Ventures Managementgesellschaft GmbH Nr. 3 & Co. Beteiligungs KG;

•	65,077 ordinary shares held by SVE STAR Ventures Enterprises No. V, a German civil law partnership (with limitation of liability); and
•
22,247 ordinary shares held by SVM STAR Ventures Management GmbH No. 3. SVM STAR Ventures Management GmbH No. 3 has the sole power to vote or direct the vote of the ordinary shares held by the STAR entities And is therefore considered the beneficial owner of the shares beneficially held by SVE STAR Ventures Enterprises No. III, SVE STAR Ventures Enterprises No. IIIA, SVM STAR Ventures Management gesellschaft GmbH No. 3 & Co. Beteiligungs KG, and SVE STAR Ventures Enterprises No. V. SVM STAR Venture Capital Management Ltd. has the Sole power to vote or direct the vote of the ordinary shares held by STAR Management of Investments (1993) Limited Partnership and is therefore considered the beneficial owner of the shares beneficially held by STAR Management of Investments (1993) Limited Partnership.

Our major shareholders do not have different voting rights.

Related Party Transactions

Registration Rights

On February 25, 2002 we entered into a Registration Rights Agreement with the former shareholders of iMedeon Inc. Under this agreement, holders of 510,911 ordinary shares have the right, starting as of August 25, 2002 and only under certain circumstances, to require us to register their ordinary shares for sale. Under this agreement such shareholders were also granted “piggyback” rights.

Loans and amounts granted to Officers

In June, 1999, the board of directors issued Mr. HaCohen 17,390 Series C-2 Preferred Shares, in consideration of $100,000, which we loaned to Mr. HaCohen. The loan was approved by the shareholders in June 2000 and bears 6.5% annual interest. As of May 10, 2002, the outstanding loan amount was $118,600. According to the terms of the loan, re-payment was due June 30, 2002. Prior to June 30, 2002, the audit committee board of directors approved a resolution to modify the re-payment terms for this loan, subject to shareholder approval, such that re-payment will be due on or before June 30, 2003. The Company intends to request shareholders’ approval for the modification of the repayment terms of the loan in the first shareholders meeting to be held following the date hereof.

Warrants

From January 1, 2001 through December 31, 2001, we have not issued warrants to our customers.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care.

Office Holder Insurance

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders for acts which he or she performed in his or her capacity as an office holder in relation to:

•	a breach of his/her duty of care to us or to another person;

•	a breach of his/her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his/her act would not prejudice our interests; or

•	a financial liability imposed upon him/her in favor of another person.

Indemnification of Office Holders

Our Articles of Association provide that we may indemnify an office holder against:

•
a financial liability imposed on him/her in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court concerning an act performed in his/her capacity as an office holder;

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him/her by a court in proceedings we institute against him/her, instituted on our behalf, or instituted by another person, in each case relating to an act performed in his/her capacity as an office holder; and

•
reasonable litigation expenses relating to an act performed in his/her capacity as an office holder, including attorneys’ fees, expended by the office holder or charged to him/her by a court in a criminal proceeding from which he/she was acquitted, or a criminal proceeding in which he/she was convicted for a criminal offense that does not require proof of intent.

Our Articles of Association also include:

•
authorization to undertake, in advance, to indemnify an office holder, provided that the undertaking is limited to specified events which the board of directors believes are anticipated and limited in amount determined by the board of directors to be reasonable under the circumstances; and

•	authorization to indemnify retroactively an office holder.

Limitations on Insurance and Indemnification

The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of:

•	a breach by the office holder of his/her duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his/her duty of care if the breach was done intentionally or recklessly;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

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

Item 8.     Financial Information

Consolidated Statements and Other Financial Information

See Item 18 “Financial Statements” and included herein by reference.

Legal Proceedings

In December 1999, our former vice president of marketing and sales filed an action in Israel against us and Mr. HaCohen seeking damages in the amount of up to $1,364,000. The former employee alleges wrongful denial of his right to exercise options, loss of compensation, including options to purchase shares granted to him by his previous employer, severance payment and other social benefits, as well as damage to his reputation. In March 2000, we filed a statement of defense and counter suit against the former employee seeking damages in the amount of approximately $970,000. We alleged that the former employee had acted in bad faith, breached his fiduciary duty and did not perform his duties as required. In October 2000, this former employee filed a Response Statement to the counter suit. This matter was referred by the Jerusalem District Labor Court to a mediation procedure. In August 2001 the Company and the former employee signed a settlement agreement, according to which the Company paid $60,000 to the former employee and both sides waived their mutual claims.

In January 1999, a former employee who had been working in the United States filed an action against us in Israel seeking damages in the amount of approximately $140,300. The former employee alleged that we breached his employment agreement, and demanded compensation for his urgent relocation to the United States and early return to Israel. In addition, the former employee claimed to be entitled to exercise options to purchase our shares, and to receive severance pay, bonus pay, compensation for breach of contract, mental anguish and damage to his reputation. In May 2000, we filed a statement of defense claiming that we had no choice but to terminate the employment of the former employee due to structural changes that we were going through, and that it was the former employee who rejected alternative positions offered to him. In May 2001, a settlement agreement was signed and approved by the District Labor Court in Jerusalem, pursuant to which we paid the former employee $42,000 and both parties waived their mutual claims.

In April 2000, a former employee filed an action against us seeking damages in the amount of approximately $ 51,000. In her statement of claim, the former employee claimed to have resigned due to a severe demotion of her working conditions and/or other circumstances entitling her to severance payments upon resignation. Furthermore, the former employee claimed to have been discriminated against due to pregnancy. Accordingly, the former employee demanded salary (including social benefits) for the entire duration of the maternity leave and for a period of 45 days thereafter, severance payments (including late fees), damages for the alleged discrimination, bonus payment, overtime payment, full vesting of her options and compensation for claimed mental anguish. In July 2000, we filed a statement of defense, claiming that the former employee was offered to participate in the process of redefining her position and authority, yet she declined such offer. On that basis, we alleged that the former employee has no grounds for her claims of discrimination due to pregnancy. On January 1, 2002, the District Labor Court of Jerusalem approved several of the former employee’s claims and ordered the imposition of a lien on our account in Bank Leumi LeIsrael in an aggregate amount of approximately $26,000. The hearing of the case before the courts, which was originally set for July 3, 2002, has been postponed to an as yet undetermined date.

We received a notice from a third party alleging that our use of the Service Hub name infringes on this third party’s trademark rights, to which we responded and denied their claim. We cannot predict whether this dispute will be settled successfully, whether this third party would prevail in any claims brought against us, whether other third parties will assert claims of infringement against us, or whether any past or future assertions or prosecutions will harm our business. If we are forced to defend against this claim or any other claims, whether they are with or without merit or determined in our favor, then we may face costly litigation, diversion of management resources or, if any claims prevail, damages or significant increases in development or marketing costs.

Dividend Distribution Policy

We have never declared or paid dividends to our shareholders and we do not intend to pay dividends in the future. We anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and, therefore, do not expect to pay any dividends in the future.

Significant Changes

Not applicable.

Item 9.     The Offer and Listing

Market Price Information

The 2001 annual high and low reported sale prices for our ordinary shares were $41.25 and $3.80 respectively. Through May 31, 2002, the high and low reported sales prices for our ordinary shares were as follows:

Period	High	Low
Year ending	41.25	3.80
December 31, 2001

Fourth Quarter, ending	7.70	3.80
December 31, 2001

Third Quarter, ending	10.70	6.20
September 30, 2001

Second Quarter, ending	13.13	7.50
June 30, 2001

First Quarter, ending	41.25	10.00
March 31, 2001

Most Recent 6 months	High	Low
May 2002	5.05	3.00

April 2002	6.20	4.00

March 2002	6.90	5.60

February 2002	6.20	5.00

January 2002	5.20	4.10

December 2001	5.70	3.80

Markets on Which Our Ordinary Shares Trade

Our ordinary shares have been listed on the Nasdaq National Market since September 19, 2000, under the symbol “VRYA”. Prior to September 19, 2000, there was no public market for our ordinary shares. On October 29, 2001 our ordinary shares were listed for trading on the Tel Aviv Stock Exchange as well.

Item 10.      Additional Information

Share Capital

Not applicable.

Memorandum and Articles of Association

Company’s objectives

The Company’s objectives, as set forth in section 3 of our Articles of Association, are to carry on any business and do any act which is not prohibited by law. We may also make contributions of reasonable sums to worthy purposes even if such contributions are not made on the basis of business considerations.

Directors

Any director is entitled to vote in a meeting of our board of directors, except that a director who has a personal interest in an “extraordinary transaction” (as defined below) which is considered at a meeting of our board of directors, may not be present at this meeting or vote on this matter. An “extraordinary transaction” is defined in the Companies Law as a transaction that is either (i) not in the ordinary course of business; (ii) not on market terms; or (iii) that is likely to have a material impact on the Company’s profitability, assets or liabilities.

Until otherwise decided by our board of directors, a quorum at a meeting of our board of directors shall be constituted by the presence in person, by alternate or by telephone or similar communication equipment, of a majority of the directors then in office who are lawfully entitled to participate and vote at the meeting. If within one-half hour (or within such longer time not to exceed one (1) hour, as the Chairman of the meeting, at his discretion, may decide) from the time appointed for the convening of the board meeting, a quorum is not present, the board meeting shall stand adjourned to the same day in the next week at the same time and place (unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday). If, at such adjourned board meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, the directors present, in person, by alternate or by telephone or similar communication equipment who are lawfully entitled to participate and vote at such meeting, shall be a quorum.

Our business is managed by the board of directors, which may exercise all such company powers and perform on our behalf all such acts as may be exercised and performed by us as are not by the Companies Law or by our Articles of Association required to be exercised or done by us through a general meeting of our shareholders. Our Articles of Association provide that the board of directors may from time to time, at its discretion, cause us to borrow or secure the payment of any sum or sums of money for the Company’s purposes, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking of the whole or any part of our property, both present and future, including its uncalled or called but unpaid capital for the time being.

There is no age limit as to the ability of individuals to serve as members of our board of directors.

A director is not required to hold our shares as a condition to his nomination or election as a director.

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

Under our Articles of Association, every shareholder who is present, in person, by proxy, or by written ballot or is deemed under the Companies Law to be present at a general meeting of the shareholders, shall be entitled to one vote for each ordinary share of which he or she is the holder,

The distribution of dividends is under the discretion of our board of directors, which is under no obligation to distribute dividends to our shareholders out of the Company’s profits.

Upon liquidation, all available surplus, after payments of all debts, shall be distributed to our shareholders on a pro-rata basis.

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

General Meetings

We are required to hold an annual general shareholders meeting once in every calendar year within a period of not more than fifteen (15) months after the last preceding annual general shareholders meeting. All general shareholders meetings other than annual general shareholders meeting are deemed to be special shareholders meetings. Our board of directors may call for a general meeting whenever it sees fit, and, under the Companies Law, is required to call a general meeting upon a demand in writing by (i) a shareholder or shareholders holding at least 5% of the outstanding shares and 1% of the voting rights in the company, or (ii) a shareholder or shareholders holding at least 5% of the voting rights in the company. Subject to applicable law and regulations, prior notice of at least 21 days of any general shareholders meeting, specifying the place, date and hour of the meeting, shall be given to the shareholders of the Company. No business shall be transacted at any general shareholders meeting unless a quorum is present when the meeting proceeds to business. For all purposes, the quorum shall not be less than two (2) shareholders present in person, or by proxy, or deemed by the Companies Law to be present at such meeting, holding, in the aggregate, at least, thirty-three and one-third percent (33 1/3%) of the voting rights in our issued share capital. If, within half an hour from the time appointed for the meeting, a quorum is not present (or within such longer time not exceeding one (1) hour as the Chairman of the meeting may decide), the meeting, if convened upon the requisition of the shareholders, shall be dissolved; in any other case, it shall stand adjourned to the same day in the next week at the same place and time (unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday), or any other day, hour and/or place as the directors shall notify the shareholders. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any two shareholders present personally or by proxy or any other valid instrument, shall constitute a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened.

Ownership of our shares

Our Articles of Association and the laws of the State of Israel do not restrict in anyway the ownership or voting of our shares by non-residents of Israel.

Change of Control

Our Articles of Association do not contain specific provisions intended to delay, defer or prevent a change of control.

Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those discussed in the Property, Plant and Equipment section and the Lines of Credit section under Item 4 “Information on our Company” and in the Related Party Transactions section under Item 7 “Major Shareholders and Related Party Transactions”.

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

Taxation

United States Federal Income Tax Consideration

The following discussion describes the material United States federal income tax consequences to a person from the purchase, ownership, and disposition of our ordinary shares. The following discussion is based on the internal revenue code, current and proposed treasury regulations, judicial decisions and published positions of the Internal Revenue Service, all as in effect on the date of this form, and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be relevant to a person based on particular circumstances. For example, the following discussion does not address the United States federal income tax consequences of the purchase, ownership and disposition of the ordinary shares if the person:

•	controls or owns, directly, indirectly or through attribution 10% or more of our shares by vote or value;

•	is a broker-dealer, insurance company, tax-exempt organization, or financial institution;

•	holds ordinary shares as part of an integrated investment comprised of ordinary shares and one or more other positions; or

•	has a functional currency that is not the United States dollar.

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

For purposes of this discussion, a person is a United States holder if such person holds ordinary shares and if such person is:

•	a citizen or resident of the United States;

•	a partnership or a corporation or other entity taxable as a corporation organized under the laws of the United States or of any state of the United States or the District of Columbia;

•	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of source; or

•	a trust, if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions.

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

Distributions

We have never paid dividends, and do not intend to pay dividends in the future. In general, and subject to the discussion below, if we do make a distribution on the ordinary shares, the distribution will be treated as a dividend for United States federal income tax purposes to the extent of our current and accumulated earnings and profits, as calculated under United States federal income tax principles. If the amount of the distribution exceeds our earnings and profits, the excess will first be treated as a non-taxable return of a United States holder’s tax basis in the ordinary shares that reduces that United States holder’s tax basis dollar-for-dollar, and then as gain from the constructive disposition of the ordinary shares.

The amount received by a United States holder that is treated as a dividend for United States federal income tax purposes:

•	will be includible in the United States holder’s gross income;

•	will be subject to tax at the rates applicable to ordinary income; and

•	will not qualify for the dividends received deduction applicable in some cases to United States corporations.

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

The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each United States holder. In general, the total amount of allowable foreign tax credits in any year cannot exceed the pre- credit United States tax liability for the year attributable to each of nine categories of foreign source taxable income. Dividends received by a United States holder on stock of a foreign corporation, such as our ordinary shares, are generally treated as foreign source income within the category of passive income for this purpose, but are subject to being reclassified as United States source income in specific circumstances. Because distributions in excess of our current and accumulated earnings and profits generally will not give rise to foreign source income, a person may be unable to claim a foreign tax credit for Israeli withholding tax imposed on the excess amount unless, subject to applicable limitations, such person has other foreign source income. A United States holder’s foreign tax credit may be further limited or restricted based on that United States holder’s particular circumstances, including the length of time the United States holder owned our ordinary shares and whether the alternative minimum tax provisions of the internal revenue code apply. If a United States holder’s foreign tax credit is restricted in one taxable year, the excess foreign tax credit generally can be carried back for two taxable years and forward for five taxable years, subject to the limitations described above.

If a United States holder receives a dividend in NIS or other non-United States currency, the amount of the distribution for United States federal income tax purposes will be the United States dollar value of the distribution determined by the spot rate of exchange on the date the distribution is received, or is treated as received. A United States holder will have a tax basis in the foreign currency for United States federal income tax purposes equal to the United States dollar value of the foreign currency as determined under the preceding sentence. A United States holder generally will recognize exchange gain or loss upon the subsequent disposition of the foreign currency equal to the difference between the amount realized on the disposition and the United States holder’s tax basis in the foreign currency. The gain or loss generally will be ordinary gain or loss and will generally be treated as United States source gain or loss for United States federal income tax purposes.

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

Sale, Exchange or Other Disposition

Subject to the discussion below, a United States holder generally will recognize capital gain or loss for United States federal income tax purposes upon the sale or other disposition of the United States holder’s ordinary shares equal to the difference between the amount realized on the sale or other disposition and the United States holder’s tax basis in its ordinary shares. The capital gain or loss will be long-term capital gain or loss if the ordinary shares have been held for more than one year at the time of sale or other disposition. In general, any gain or loss recognized by a United States holder on the sale or other disposition of ordinary shares will be United States source income or loss for foreign tax credit purposes. In some cases, however, losses upon the sale or other disposition of ordinary shares may be required to be allocated to foreign source income.

Personal Holding Companies

A foreign corporation may be classified as a personal holding company for United States federal income tax purposes if both of the following two tests are satisfied:

•
if at any time during the last half of the company’s taxable year, five or fewer individuals without regard to their citizenship or residency actually or constructively own, under attribution rules, more than 50% of the stock of the corporation by value; and

•
60% or more of the foreign corporation’s gross income derived from United States sources or effectively connected with a United States trade or business, as specifically adjusted, is from passive sources like dividends and royalty payments.

A personal holding company generally is taxed at a rate of 38.6% in 2002 undistributed personal holding company income, which is generally calculated based on the corporation’s taxable income, after making adjustments including deducting dividends paid and income taxes. We cannot provide any assurance that either test will not be satisfied in 2002 or future years because it is difficult to make accurate predictions of future income and the amount of stock an individual will actually or constructively own in us.

Foreign Personal Holding Companies

A foreign corporation will be classified as a foreign personal holding company for United States federal income tax purposes if both of the following two tests are satisfied:

•
five or fewer individuals who are United States citizens or residents actually or constructively own, under attribution rules, more than 50% of all classes of the corporation’s stock measured by voting power or value at any time during the corporation’s taxable year; and

•	the corporation receives at least 60%, 50% if previously a foreign personal holding company, of its gross income regardless of source, as specifically adjusted, from passive sources.

If a corporation is classified as a foreign personal holding company, a portion of its undistributed foreign personal holding company income, as defined for United States federal income tax purposes, would be imputed to all of its shareholders who are United States holders on the last day of the corporation’s taxable year, or, if earlier, the last day on which the United States ownership test set forth above is met. The imputed income would be taxable as a dividend, even if no cash dividend is actually paid. United States holders who dispose of their shares before that date would not be subject to United States federal income tax under these rules. We cannot provide any assurance that we will not qualify as a foreign personal holding company in 2002 or future years because it is difficult to make accurate predictions of future income and the amount of stock a United States citizen or resident will actually or constructively own in us.

Foreign Investment Companies

A foreign corporation may be classified as a foreign investment company if, at any time during a taxable year when 50% or more by vote or value of the corporation’s outstanding stock is owned, directly or indirectly, by United States holders, it is:

•	registered under the Investment Company Act of 1940 as a management company or unit investment trust; or

•
engaged, or holding itself out as being engaged, primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest, including a futures or forward contract or option, in securities or commodities.

In general, if a corporation is classified as a foreign investment company at any time during the period a United States holder holds the corporation’s stock, any gain from the sale or exchange, or distribution treated as an exchange, of stock in that corporation by the United States holder will be taxable as ordinary income to the extent of the United States holder’s ratable share of the corporation’s accumulated earnings and profits. We cannot provide any assurance that we will not qualify as a foreign investment company in 2002 or future years because it is difficult to make accurate predictions of the amount of stock United States holders will directly or indirectly own in us.

Passive Foreign Investment Company Rules

In general, a foreign corporation will be a passive foreign investment company if:

•
75% or more of its gross income, including the pro rata share of the gross income of any United States or foreign company in which the corporation is considered to own 25% or more of the shares by value, in a taxable year is passive income; or

•
at least 50% of the average value of the assets of the corporation, including the pro rata share of the assets of any United States or foreign company in which the corporation is considered to own 25% or more of the shares by value, in a taxable year are held for the production of, or produce, passive income. If the foreign corporation is a publicly traded corporation for its entire taxable year, this 50% test is based on the average value of its assets. This 50% test may instead be based on the adjusted bases of the foreign corporation’s assets, rather than value, if the foreign corporation is not a publicly traded corporation for a portion of its taxable year and either the foreign corporation is a controlled foreign corporation or elects to use the adjusted bases of its assets for purposes of this test.

If we were a passive foreign investment company, and a United States holder did not make a qualifying election either to treat us as a qualified electing fund or mark our shares to market:

•
excess distributions by us to a United States holder would be taxed in a special way. Excess distributions are amounts received by a United States holder concerning our ordinary shares in any taxable year that exceed 125% of the average distributions received by the United States holder from us in the shorter of either the three previous years or the United States holder’s holding period for ordinary shares before the current taxable year. Excess distributions must be allocated ratably to each day that a United States holder has held our ordinary shares. A United States holder must include amounts allocated to the current taxable year and to pre-passive foreign investment company years in its gross income as ordinary income for the current taxable year. A United States holder must pay tax on amounts allocated to each Prior taxable year for which we were a passive foreign investment company at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

•
the entire amount of gain that is recognized by a United States holder upon the sale or other disposition of ordinary shares will also be considered an excess distribution and will be subject to tax as described above.

•
if a corporation is a passive foreign investment company, a United States holder who acquires ordinary shares in the corporation from a decedent who was a United States shareholder is denied the normally available step-up in the tax basis of the ordinary shares to fair market value at the date of death and instead will hold the ordinary shares with a tax basis equal to the decedent’s basis, if lower than the fair market value. A United States holder cannot avoid this result, however, by electing to mark our ordinary shares to market.

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

A United States holder of publicly traded passive foreign investment company stock could elect to mark the stock to market annually and generally could be subject to specific rules for each of the United States holder’s taxable years, including:

•
if the fair market value of the United States holder’s passive foreign investment company stock exceeds the United States holder’s adjusted tax basis in that stock as of the close of the United States holder’s taxable year, the United States holder will recognize the amount of the excess as ordinary income;

•
if the fair market value of the United States holder’s passive foreign investment company stock is less than the United States holder’s adjusted tax basis in that stock as of the close of the United States holder’s taxable year, the United States holder may recognize the amount of the difference as ordinary loss. Losses would be allowed only for the amount of net gain previously included by the United States holder under the election for prior taxable years; and

•
if the United States holder has elected to mark our ordinary shares to market for all taxable years during which the United States holder owned our ordinary shares and we were a passive foreign investment company, the passive foreign investment company rules generally will Not apply to the United States holder.

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

Status of ViryaNet as a Passive Foreign Investment Company

Although we do not reasonably believe we will be a passive foreign investment company in 2002, we cannot provide any assurance that we will not qualify as a passive foreign investment company in 2002 or in future years. Passive foreign investment company status is determined as of the end of each taxable year and is dependent upon a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. The determination of whether we are or will become a passive foreign investment company will be affected by how rapidly we use our cash and investment assets in our business. Also, a significant decline in the market price of our ordinary shares may result in our being classified as a passive foreign investment company.

Backup Withholding and Information Reporting

Dividends on our ordinary shares, and payments of the proceeds of a sale of our ordinary shares, paid within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a 30% rate unless (i) the payer is entitled to, and does in fact, presume the United States holder of our ordinary shares is a corporation or other exempt recipient or (ii) the United States holder provides a taxpayer identification number on a properly completed Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a credit against a United States holder’s United States federal income tax liability and may entitle that United States holder to a refund, provided that required information is furnished to the Internal Revenue Service.

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

Proposed Tax Reform

In February 2002, the Minister of Finance appointed a committee to review the current Israeli tax structure and to make recommendations (the “Tax Reform Committee”). The Tax Reform Committee presented its recommendations to the Minister of Finance on June 12, 2002. If implemented, the recommendations might result in the imposition of Israeli capital gains taxes at the rate of 15% to 35% on sales of securities of Israeli companies by Israeli residents. In addition, the committee has proposed that a tax be imposed on all income of Israeli residents (individuals and corporations) regardless of the territorial source of income and tax will be imposed on income of foreign corporations controlled by Israeli residents if the majority of profits or income of such foreign company originate from “passive income,” including interest, dividends, royalties and rental income. We cannot predict whether such recommendations will be adopted and eventually enacted into law.

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

Law for the Encouragement of Industry, Taxes, 1969

We qualify as an industrial company under the Law for the Encouragement of Industry (Taxes), 1969, otherwise known as the industry encouragement law. A company qualifies as an industrial company under the industry encouragement law if it resides in Israel and at least 90% of its income in a given tax year, exclusive of income from specified loans, marketable securities, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial manufacturing.

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

Industrial enterprises which are approved enterprises can also choose between

•	the special rates referred to above; and

•
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

If dividends are paid out of tax-exempt profit derived from our approved enterprise, we will be liable for corporate tax on the gross amount of distributed profits before company tax at the rate that would have been applied if we had not elected the alternative tax benefit. This rate is generally 10% to 25%, depending on the percentage of a company’s shares held by foreign shareholders. We will also be required to withhold on behalf of the dividend recipients 15% of the amount distributed as dividends. Cash dividends paid by an Israeli company are normally subject to a withholding tax, except for dividends that are paid to an Israeli company, in which case no tax is withheld unless the dividend is paid from earnings from an approved enterprise. Since we have received some benefits under Israeli laws relating to approved enterprises, payment of dividends may subject us to some Israeli taxes to which we would not otherwise be subject.

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

Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders

Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income like dividends, royalties and interest, as well as non- passive income from business conducted or services rendered in Israel. We are generally required to withhold income tax at the rate of 25%, 15% for dividends generated by an approved enterprise, on all distributions of dividends.

Israeli law imposes a capital gains tax on the sale of securities and other capital assets. The regular rate applicable to corporations is 36% and the maximum rate applicable to individuals is 50%. The tax reform proposal would reduce these rates to 25% for gains accrued from January 1, 2003. Under current law, however, sales of our ordinary shares are exempt from Israeli capital gains tax for so long as:

•	the shares are quoted on Nasdaq or listed on a stock exchange in a designated country like the United States; and

•	we qualify as an industrial company or industrial holding company.

Companies who fall under section B of the Income Tax (Inflationary Adjustments) Law, 1985 or any other person that acquired their shares prior to the listing of the company’s shares in the stock exchange is taxed at regular tax rates applicable. The tax reform proposals would repeal these exemptions and impose a 15% capital gains tax on Israeli resident individuals. A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel on this income, provided the income was not derived from a business conducted in Israel by the nonresident during an accrued period of more than 180 days in the relevant tax year and the nonresident does not have any other non-passive income from sources within Israel.

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

•	individuals that are residents of the United States;

•
corporations, or entities taxable as corporations, that are not residents of Israel and that are organized under the laws of the United States or of any state of the United States or the District of Columbia; and

•	other entities, to the extent that the other entities’ income is taxable in the United States as the income of residents of the United States.

The application of the treaty provisions applying to dividends and capital gains described above and below is conditioned upon the fact that this income is not effectively connected with a permanent establishment maintained by the non- Israeli residents in Israel. Under the treaty, a permanent establishment generally means a fixed place of business through which industrial or commercial activity is conducted, directly or indirectly through agents.

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

•
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

Documents on Display

The documents concerning ViryaNet referred to in this document and required to be made available to the public are available at our offices located at 8 HaMarpe Street, Science Based Industries Campus, Har Hotzvim, Jerusalem, Israel 91450.

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

PART II

Item 13.     Defaults, Dividend Arrearages And Delinquencies

None.

Item 14.     Material Modifications To The Rights Of Security Holders And Use Of Proceeds

Use of Proceeds

On September 19, 2000, we commenced an initial public offering of 400,000 of our ordinary shares, pursuant to our final prospectus dated September 19, 2000 (the “Prospectus”). The Prospectus was contained in our Registration Statement on Form F-1, which was declared effective by the Securities and Exchange Commission (SEC File No. 333-42158) on September 19, 2000. The initial public offering closed on September 22, 2000 upon the sale of 400,000 ordinary Shares to the underwriters. Chase Securities Inc., Salomon Smith Barney, Inc., and Dain Rauscher Incorporated acted as the representatives of the underwriters in the initial public offering.

The aggregate offering price of the initial public offering to the public was $32,000,000, with proceeds to us, after deduction of the underwriting discount, of $29,760,000 (before deducting offering expenses payable by us). From September 19, 2000, through December 31, 2001, the aggregate amount of expenses incurred by us in connection with the issuance and distribution of ordinary shares offered and sold in the initial public offering was approximately $6,376,000, including $2,240,000 in underwriting discounts and commissions, $428,000 in payments to directors and officers and $3,708,000 in other expenses.

The net proceeds to us from the initial public offering, after deducting underwriting discounts and commissions and other expenses, were approximately $25,624,000.

From September 19, 2000, through December 31, 2001, the amount of net offering proceeds used for purchase of equipment and software was approximately $2,339,000, and approximately $20,302,000 for working capital purposes. We invested the balance of net proceeds of approximately $2,983,000 primarily in short term deposits (net of short-term bank credit).

PART III

Item 17.     Financial Statements

Not applicable.

Item 18.     Financial Statements

See the Index to Consolidated Financial Statements and related Financial Statements accompanying this report beginning page F-1.

Item 19.     Exhibits

Exhibit Index		Description of Document
1	1)	Memorandum of Association of Registrant (English translation) dated March 8, 1988	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
	2)	Amended Articles of Association of ViryaNet
4(a)	1)	The 2000 Amendment and Restatement to the Investors Rights Agreement among ViryaNet and the Investors dated April 5, 2000	Filed as Exhibit 10.5 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
	2)	The Registration Rights Agreement, among ViryaNet and the previous shareholders of iMedeon Inc. dated February 25, 2002.
	3)	The Agreement and Plan of Merger among ViryaNet, iMedeon Inc. and the stockholders of iMedeon, dated February 25, 2002.
	4)	Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase ordinary shares.	Filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
	5)	Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase ordinary shares.	Filed as Exhibit 10.11 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
	6)	Form of warrant issued by ViryaNet to customers prior to July 1, 2000 to purchase ordinary shares.	Filed as Exhibit 10.12 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
	7)	Form of warrant issued by ViryaNet to customers after July 1, 2000 to purchase ordinary shares.	Filed as Exhibit 10.17 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference
	8)	Warrant issued by ViryaNet to Bank Hapoalim Ltd. to purchase ordinary shares dated effective February 13, 2002.
	9)	Warrant issued by ViryaNet to GE Capital Equity Investments, Inc. to purchase ordinary shares dated effective February 21, 2002.

Exhibit Index		Description of Document
	10)	Letter of Credit issued by Bank Hapoalim B.M. to ViryaNet dated February 10, 2002.
4(b)	1)	Lease for approximately 16,950 square feet of office space in Jerusalem, Israel.	Filed as Exhibit 10.14 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
2)
A new Lease agreement reducing the current Company premises leased in Jerusalem, Israel, to an area of approximately 7,600 square feet of office space, dated February 25, 2002 (as summarized and translated into English).

	3)	Lease for approximately 13,807 square feet in Southborough, Massachusetts.	Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference
	4)	Lease for approximately 20,000 square feet located in Alpharetta, Georgia.
	5)	Consent of Kost, Forer & Gabbay, a member of Ernst and Young International
4(c)	1)	The Company’s 1996 Stock Option and Incentive Plan.	Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
	2)	The Company’s 1997 Stock Option and Incentive Plan.	Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
	3)	The Company’s 1998 Stock Option and Incentive Plan.	Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
	4)	The Company’s 1999 Stock Option and Incentive Plan.	Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
	5)	Form of Indemnification Agreement entered into with directors and officers of the Company.	Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.
	6)	Tender Offer Statement under Section 13(e)(1) of the Securities Exchange Act of 1934.	Filed on Form SC TO-I, No. 005-60313 and incorporated herein by reference.
8	1)	A List of Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southborough, Massachusetts, on this 15th day of July, 2002.

VIRYANET LTD.

By:	/s/ WINFRIED A. BURKE
Winfried A. Burke President and Chief Executive Officer

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001
IN U.S. DOLLARS

INDEX

Page
Report of Independent Auditors	F-2
Consolidated Balance Sheets	F-3-4
Consolidated Statements of Operations	F-5
Statements of Changes in Shareholders’ Equity (Deficiency)	F-6-8
Consolidated Statements of Cash Flows	F-9-10
Notes to Consolidated Financial Statements	F-11-29

REPORT OF INDEPENDENT AUDITORS

To the shareholders of VIRYANET LTD.

We have audited the accompanying consolidated balance sheets of Viryanet Ltd. (“the Company”) and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

KOST FORER & GABBAY
A Member of Ernst & Young Global
Tel-Aviv, Israel
February 14 , 2002

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2000	2001
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$21,838	$8,540
Restricted cash (Note 3)	—	30
Trade receivables	3,510	3,681
Unbilled receivables	2,680	4,486
Other accounts receivable and prepaid expenses (Note 4)	2,960	2,006

Total current assets	30,988	18,743

SEVERANCE PAY FUND	945	703

PROPERTY AND EQUIPMENT, NET (Note 5)	2,907	2,663

Total assets	$34,840	$22,109

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)

	December 31,
	2000	2001
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit (Note 6)	$145	$5,557
Trade payables	2,449	1,938
Deferred revenues	1,956	1,349
Other accounts payable and accrued expenses (Note 7)	5,312	3,290

Total current liabilities	9,862	12,134

ACCRUED SEVERANCE PAY	1,797	1,316

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)
SHAREHOLDERS’ EQUITY
Share capital (Note 9):
Ordinary shares of NIS 1.0 par value— Authorized: 3,500,000 shares as of December 31, 2000 and 2001; Issued and outstanding: 2,166,468 and 2,171,678 shares as of December 31, 2000 and 2001, respectively	610	611
Additional paid-in capital	98,328	97,962
Deferred stock compensation	(604)	(43)
Accumulated other comprehensive loss	(288)	(436)
Accumulated deficit	(74,865)	(89,435)

Total shareholders’ equity	23,181	8,659

	$34,840	$22,109

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	1999	2000	2001
Revenues (Note 11a):
Software licenses	$4,269	$17,027	$12,504
Maintenance and services	11,533	10,080	7,498

Total revenues	15,802	27,107	20,002

Cost of revenues:
Software licenses	952	938	2,420
Maintenance and services	9,978	7,857	6,458

Total cost of revenues	10,930	8,795	8,878

Gross profit	4,872	18,312	11,124

Operating expenses:
Research and development	6,865	7,224	6,602
Sales and marketing	13,537	16,385	14,150
General and administrative	3,510	3,848	3,931
Provision for doubtful accounts	8	9	1,265
Amortization of deferred stock compensation(1)	798	1,104	(64)

Total operating expenses	24,718	28,570	25,884

Operating loss	(19,846)	(10,258)	(14,760)
Financial income (expenses), net (Note 12)	(565)	26	190
Financial expenses related to amortization of beneficial conversion feature and compensation related to warrants to investors in convertible loan (Notes 9e, 9c(1)(d))	—	(16,556)	—

Net loss	$(20,411)	$(26,788)	$(14,570)

Preferred shares deemed dividend	(303)	—	—

Net loss to shareholders of Ordinary shares	$(20,714)	$(26,788)	$(14,570)

Basic and diluted net loss per share	$(77.40)	$(33.36)	$(6.71)

Weighted average number of shares used in computing basic and diluted net loss per Ordinary share	267,621	802,979	2,171,113

(1) Stock based compensation relates to the following:
Cost of revenues	$16	$4	$32
Research and development	391	—	—
Sales and marketing	39	207	12
General and administrative	352	893	(108)

Total	$798	$1,104	$(64)

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
U.S. dollars in thousands (except share data)

	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares	Additional paid-in capital	Deferred stock compensation	Accumulated deficit	Total comprehensive loss	Total shareholders’ deficiency
	(Share data)
Balance as of January 1, 1999	840,725	262,514	$251	$102	$26,121	$(260)	$(27,666)	$—	$(1,452)
Issuance of Preferred shares, net	173,914	—	43	—	9,796	—	—	—	9,839
Receivables on account of shares	—	—	—	—	(100)	—	—	—	(100)
Exercise of stock options, net	—	7,550	—	1	72	—	—	—	73
Issuance of warrants to customers	—	—	—	—	500	—	—	—	500
Deferred stock compensation	—	—	—	—	1,061	(1,061)	—	—	—
Amortization of compensation related to warrants to bank	—	—	—	—	198	—	—	—	198
Amortization of deferred stock compensation	—	—	—	—	—	718	—	—	718
Compensation related to options granted to consultants	—	—	—	—	80	—	—	—	80
Net loss	—	—	—	—	—	—	(20,411)	(20,411)	(20,411)

Total comprehensive loss								$(20,411)

Balance as of December 31, 1999	1,014,639	270,064	$294	$103	$37,728	$(603)	$(48,077)		$(10,555)

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
U.S. dollars in thousands (except share data)

	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity (deficiency)
	(Share data)
Balance as of December 31, 1999	1,014,639	270,064	$294	$103	$37,728	$(603)	$—	$(48,077)	$—	$(10,555)
Conversion of Preferred shares	(1,014,639)	1,014,639	(294)	294	—	—	—	—	—	—
Issuance of Ordinary shares, net	—	400,000	—	98	25,526	—	—	—	—	25,624
Conversion of long-term loan, net	—	334,389	—	82	15,969	—	—	—	—	16,051
Amortization of beneficial conversion feature	—	—	—	—	16,051	—	—	—	—	16,051
Exercise of warrants, net	—	134,921	—	30	555	—	—	—	—	585
Exercise of stock options, net	—	12,455	—	3	183	—	—	—	—	186
Amortization of compensation related to warrants to investors in convertible loans	—	—	—	—	505	—	—	—	—	505
Issuance of warrants to customers	—	—	—	—	333	—	—	—	—	333
Amortization of compensation related to warrants to bank	—	—	—	—	254	—	—	—	—	254
Amortization of compensation related to warrants to third party	—	—	—	—	119	—	—	—	—	119
Deferred stock compensation	—	—	—	—	1,073	(1,073)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	1,072	—	—	—	1,072
Compensation related to options granted to consultants	—	—	—	—	32	—	—	—	—	32
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	—	(288)	—	(288)	(288)
Net loss	—	—	—	—	—	—	—	(26,788)	(26,788)	(26,788)

Total comprehensive loss									$(27,076)

Balance as of December 31, 2000	—	2,166,468	—	$610	$98,328	$(604)	$(288)	$(74,865)		$23,181

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
U.S. dollars in thousands (except share data)

	Ordinary shares	Ordinary shares	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity
	(Share data)
Balance as of December 31, 2000	2,166,468	$610	$98,328	$(604)	$(288)	$(74,865)		$23,181
Exercise of stock options	5,210	1	55	—	—	—		56
Compensation related to warrants to a bank	—	—	87	—	—	—	—	87
Compensation related to options granted to a consultant	—	—	13	—	—	—	—	13
Compensation related to warrants to a customer	—	—	104	—	—	—	—	104
Forfeiture of stock options to employees	—	—	(625)	625	—	—	—	—
Reversal of amortization of deferred stock compensation	—	—	—	(64)	—	—	—	(64)
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	(148)	—	(148)	(148)
Net loss	—	—	—	—		(14,570)	(14,570)	(14,570)

Total comprehensive loss							$(14,718)

Balance as of December 31, 2001	2,171,678	$611	$97,962	$(43)	$(436)	$(89,435)		$8,659

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	1999	2000	2001
Cash flows from operating activities:
Net loss	$(20,411)	$(26,788)	$(14,570)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	758	900	1,154
Accrued severance pay, net	209	111	(239)
Amortization (reversal of amortization) of deferred stock compensation	718	1,072	(64)
Compensation related to warrants to bank	198	254	87
Compensation related to warrants to third party	—	119	—
Compensation related to warrants to a customer	—	—	104
Compensation related to options granted to consultants	80	32	13
Accrued interest related to short-term bank credit	—	—	26
Amortization of beneficial conversion feature	—	16,051	—
Amortization of compensation related to warrants to investors in convertible loans	—	505	—
Marketable securities, net	881	—	—
Decrease (increase) in trade receivables and unbilled receivables	531	(2,687)	(1,857)
Decrease (increase) in other accounts receivable and prepaid expenses	241	(2,041)	974
Increase (decrease) in trade payables	(314)	1,057	(515)
Increase (decrease) in deferred revenues	3,955	(5,252)	(607)
Increase (decrease) in other accounts payable and accrued expenses	39	875	(1,540)
Others	19	—	39

Net cash used in operating activities	(13,096)	(15,792)	(16,995)

Cash flows from investing activities:
Purchase of property and equipment	(923)	(2,330)	(1,037)
Proceeds from sale of property and equipment	88	28	97
Increase in restricted cash	(96)	—	(30)
Decrease in restricted cash	—	96	—

Net cash used in investing activities	(931)	(2,206)	(970)

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	1999	2000	2001
Cash flows from financing activities:
Short-term bank credit, net	5,098	(5,138)	5,386
Proceeds from issuance of share capital and exercise of stock options, net	9,812	42,968	56
Issuance of warrants to customers	500	333	—
Decrease in accrued expenses related to issuance expenses	—	—	(521)
Principal payment of long-term loans	(51)	(11)	—

Net cash provided by financing activities	15,359	38,152	4,921

Effect of exchange rate on cash and cash equivalents	—	(202)	(254)

Increase (decrease) in cash and cash equivalents	1,332	19,952	(13,298)
Cash and cash equivalents at the beginning of the year	554	1,886	21,838

Cash and cash equivalents at the end of the year	$1,886	$21,838	$8,540

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Interest	$237	$180	$167

Supplemental disclosure of non-cash investing and financing activities:
Accrued expenses related to issuance expenses	$—	$(521)	$—

Conversion of loans to shares	$—	$16,051	$—

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:    GENERAL

a.
Viryanet Ltd. (“the Company”), an Israeli corporation, was established in 1988. The Company develops, markets and supports software products, which provide business-to-business internet solutions and related services that enable service organizations and their field engineers, customers, partners, vendors and suppliers to collaborate in a single environment called a service community.

Viryanet Ltd. has three wholly-owned subsidiaries: in the United States (“Viryanet U.S.”) in the United Kingdom (“Viryanet UK”) and in Japan (“Viryanet Japan”).

The Company’s sales are made in the United States, Europe, Japan and Israel. As for major customers, see Note 11b.

b.	On September 19, 2000, the Company completed its Initial Public Offering (“IPO”). Since then, the Ordinary shares have been traded on the NASDAQ National Market in the U.S.

c.	On October 29, 2001, the Company listed its shares for trading on the Tel-Aviv Stock Exchange.

Note 2:    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in United States dollars:

All of the Company’s and Viryanet U.S. sales are made in U.S. dollars (“dollars”). In addition, a substantial portion of the costs of the Company and Viryanet U.S. are incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its U.S. subsidiary operate. Thus, the dollar is their functional and reporting currency.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars using the foreign currency exchange rate at balance sheet date, in accordance with Statement No. 52 of the Financial Accounting Standard Board (“FASB”) “Foreign Currency Translation”. Operational transactions and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in the statement of operations as financial income or expenses, as appropriate.

The functional currency of Viryanet UK and Viryanet Japan has been determined to be their local currency. Assets and liabilities are translated at the year-end exchange rate and statement of operations items are translated at the average rate prevailing during the year. The resulting translation adjustments are reported as a component of accumulated other comprehensive loss in shareholders’ equity (deficiency).

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash, and originally purchased with maturities of three months or less.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

e.	Restricted cash

Restricted cash represents amounts deposited in the bank as security for a litigation pending against the Company by a former employee.

f.	Property and equipment:

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual depreciation rates:

%
Computers, peripheral equipment and software	33
Office furniture and equipment	6-25
Motor vehicles	15

Leasehold improvements are depreciated over the term of the related lease periods.

The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with SFAS No. 121 “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. As of December 31, 2001, no impairment losses have been recorded.

g.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”. This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

h.	Revenue recognition:

The Company generates revenues from licensing the rights to use its software products directly to end-users and through indirect channels such as resellers and system integrators. The Company also generates revenues from sales of professional services, including consulting, customization, implementation, training and maintenance.

All of the Company’s software purchased under the reseller agreements are non-exchangeable, non-refundable and non-returnable.

Revenues from software license agreements are recognized, in accordance with Statement Of Position (SOP) 97-2 “Software Revenue Recognition” (as amended), when persuasive evidence of an agreement exists, delivery of the software has occurred or services have been rendered, the fee is fixed or determinable and collectability is probable.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

When software arrangements involve multiple elements, revenue is allocated to each element based on vendor-specific objective evidence (“VSOE”) of the relative fair values of each element in the arrangement. The Company’s VSOE used to allocate the sales price to professional services and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method, in accordance with SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with respect to certain transactions”. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, (2) VSOE of fair value does not exist for one or more of the delivered elements in the arrangement, and (3) all revenue recognition criteria of SOP 97-2 as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

Service revenues which include fees for consulting, implementation, customization and training services, are recognized as work is performed. Maintenance revenues are recognized ratably over the term of the maintenance agreement, which, in most cases, is one year.

Revenues from other software licenses that require significant customization, integration and installation are recognized, based on SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” using contract accounting on a percentage of completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. A provision for estimated losses on uncompleted contracts is recorded in the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2001 no such estimated losses were identified.

Deferred revenues include amounts received for which revenues have not been recognized.

i.	Research and development costs:

Statement of Financial Accounting Standards (SFAS) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. The Company does not incur any material costs between the completion of the working model and the point at which the product is ready for general release. Therefore, through December 31, 2001, the Company has charged all software development costs to research and development expenses, as incurred.

j.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash trade and unbilled receivables.

The Company’s cash and cash equivalents and restricted cash are invested in deposits in major banks in the United States, United Kingdom, Japan and Israel. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound. Accordingly, minimal credit risk exists with respect to these investments.

The Company’s trade and unbilled receivables are derived from sales to customers located primarily in the United States, Europe, Japan and Israel. The Company has insured itself against credit associated with some of its trade receivables. In management’s opinion, the allowance for doubtful accounts adequately covers anticipated losses in respect of its accounts receivable. An allowance for doubtful accounts is determined with respect to accounts that the Company has determined to be doubtful of collection. Allowance for doubtful accounts as of December 31, 2000 and 2001, was $37,000 and $1,302,000, respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has no off-balance sheet concentration of credit-risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

k.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”) in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company’s stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), are provided in Note 9b7.

The Company applies SFAS 123 and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees. SFAS 123 requires use of an option valuation model to measure the fair value of the options on the date of grant.

l.	Basic and diluted net loss per share:

Basic and diluted net loss per share is computed in accordance with SFAS No. 128, “Earnings per Share” (“SFAS 128”), for all years presented. Basic net loss per share has been calculated using the weighted-average number of Ordinary shares outstanding during the year. Diluted net loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year, plus the weighted average number of dilutive potential Ordinary shares considered outstanding during the year.

All convertible Preferred shares, convertible debentures, outstanding stock options, and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because all of these securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding options, Preferred shares and warrants excluded from the calculations of diluted net loss per share were 1,741,376, 761,020 and 839,477, for the years ended December 31, 1999, 2000 and 2001, respectively.

m.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 1999 2000 and 2001 amounted to approximately  $ 1,070,000, $ 543,000 and $ 1,353,000, respectively.

n.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, restricted cash, trade and unbilled receivables, short term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

o.	Impact of recently issued accounting standards:

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”) and No. 142, “Goodwill and other Intangible Assets”, (“SFAS 142”) effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

During 2002, the Company will perform the first of the required impairment tests of goodwill which was recorded during 2002 as part of the acquisition of iMedeon Inc. (see also Note 14). The Company cannot yet estimate the effect of these tests on its financial position and results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and the accounting and reporting provisions of Accounting Principle Board Opinion No. 30, “Reporting the Results of Operations for a disposal of a segment of a business” (“APB 30”). SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt SFAS 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on the Company’s financial position and results of operations.

p.	Reclassification:

Certain amounts included in the prior periods’ financial statements have been reclassified to conform to current presentation. The reclassification had no effect on previously reported net loss, cash flows or shareholders’ equity.

Note 3:    RESTRICTED CASH

As of December 31, 2001, the Company recorded a fixed charge on a short-term bank deposit in respect of a pending litigation against the Company by a former employee.

Note 4:    OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2000	2001
	U.S. dollars in thousands
Prepaid expenses	$2,218	$690
Employees	107	214
Government authorities	218	154
Due from insurance company	—	900
Other	417	48

	$2,960	$2,006

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5:    PROPERTY AND EQUIPMENT

a. Cost:
Computers, peripheral equipment and software	$4,658	$5,522
Office furniture and equipment	997	905
Motor vehicles	260	23
Leasehold improvements	228	283

	6,143	6,733

Accumulated depreciation:
Computers, peripheral equipment and software	2,434	3,258
Office furniture and equipment	563	572
Motor vehicles	69	15
Leasehold improvements	170	225

	3,236	4,070

Depreciated cost	$2,907	$2,663

Depreciation expenses for the years ended December 31, 1999, 2000 and 2001, were approximately $ 758,000, $ 900,000 and $ 1,099,000, respectively.

b.    As for charges, See Note 8c.

Note 6:    SHORT-TERM BANK CREDIT

In April 2001, Bank Hapoalim agreed to extend the line of credit that allowed the Company to borrow up to $ 6.0 million until March 31, 2002. In February 2002, Bank Hapoalim agreed to extend the line of credit until January 31, 2003 and added two covenants that the Company is required to maintain: (a) the Company’s shareholders’ equity will not be less than 30% of the total balance sheet and (b) the Company’s annual earnings before interest and taxes will be positive and the quarterly losses before interest and taxes will not exceed $ 1,000,000. These covenants will be measured according to Generally Accepted Accounting Principles in Israel.

The weighted average interest rate on the credit line as of December 31, 2000 and 2001, was approximately 11.2% and 5.4%, respectively.

As of December 31, 2001, the Company used $ 5,500,000 of the credit line.

In connection with the credit line, the Company granted warrants to Bank Hapoalim (see also Note 9c2).

Note 7:    OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2000	2001
	U.S. dollars in thousands
Accrued expenses	$2,292	$2,018
Employees and payroll accruals	2,574	821
Others	446	451

	$5,312	$3,290

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8:    COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments:

Under the Company’s research and development agreements with the BIRD-F and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-5% of sales of products developed with funds provided by the BIRD-F, up to an amount equal to 100%-150% of BIRD-F research and development grants (linked to the dollar and to the U.S. Consumer Price Index) related to such projects.

As of December 31, 2001, the Company had an outstanding contingent obligation to pay royalties in the amount of $330,000.

No royalties were paid during 1999, 2000 and 2001.

b.	Lease commitments:

The Company and its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2005.

Future minimum rental payments under non-cancelable operating leases are as follows:

U.S. dollars in thousands
2002	$705
2003	444
2004	331
2005	97

$1,577

Total rent expenses for the years ended December 31, 1999, 2000 and 2001 were approximately
$1,078,000, $1,100,000 and $982,000, respectively.

c.	Charges and guarantees:

Various computers and peripheral equipment of the Company are pledged as fixed charges in favor of various banks and financial institutions. The Company also has a floating charge on all of its assets in favor of a bank.

The Company obtained bank guarantees in the amount of $ 129,000 in order to secure a lease agreement.

d.	Litigation:

In December 1999, the Company’s former vice president of sales and marketing filed an action against the Company and the Company’s Chief Executive Officer seeking damages in the amount of approximately
$1,364,000. The former employee alleges wrongful denial of his right to exercise options, loss of compensation including options to purchase shares granted to him by his previous employer, severance payment and other social benefits as well as damage to his reputation.

In March 2000, the Company filed a counter action against this former employee seeking damages in the amount of approximately $970,000. The Company alleged that the former employee has acted in bad faith, breached his fiduciary duty towards the Company and did not perform his duties as required.

In August 2001, the Company and the former employee signed a settlement agreement, according to which the Company paid $60,000 to the former employee and both parties waived their mutual claims.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9:    SHAREHOLDERS’ EQUITY

(1) The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

(2) Upon the IPO, the Company issued 400,000 Ordinary shares of $ 80.00 per share in consideration of net proceeds of $ 25,624,000 (see also Note 1b).

(3) In April 2002, the Board of directors approved a 10 to 1 reverse split of the Company’s Ordinary shares. The reverse split became effective on May 1, 2002. Upon effecting the reverse split, 10 Ordinary shares of NIS 0.1 par value each have been converted and reclassified as one Ordinary share of NIS 1.0 par value.

All share and per share amounts have been retroactively adjusted to reflect the reverse stock split.

b.	Stock options:

1.	Under the Company’s 1996, 1997, 1998 and 1999 Stock Option Plans (“the Plans”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries.

2.	Pursuant to the Plans, the Company reserved for issuance 140,000, 50,000, 150,000 and 300,000 Ordinary shares, respectively.

As of December 31, 2001, an aggregate of 213,886 Ordinary shares of the Company are still available for future grant.

3.
Each option granted under the Plans is exercisable until the earlier of seven years from the date of the grant of the option or the expiration dates of the respective option plans. The 1996, 1997, 1998 and 1999 option plans will expire on December 31, 2005, 2006, 2007, and 2008, respectively. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over four years. Any options which are canceled or forfeited before expiration become available for future grants.

4.
During 2000, the Company decided to extend the exercise period for certain grants. The extension was accounted for in accordance with FIN 44, by applying a new measurement date, which resulted in no additional compensation expenses.

5.	In October 2000 and June 2001, the Company decided to increase the number of shares reserved for issuance under the 1999 Stock Option Plan by additional 100,000 and 200,000 shares, respectively.

6.
In September 2001, the Company adopted a new voluntary stock option exchange program, under which the employees had the opportunity to cancel outstanding Stock Options. At such time which is not less than six months and one day from the date of cancellation of such Stock Options, the Company shall grant 1.1 new options for every cancelled 1 option to those employees who are employed by the Company at such time. Each new option will have the same vesting commencement date and vesting schedule as the option for which it was exchanged. The exercise price of the new options will be based on the fair market value of the Company’s Ordinary shares at the time of the grant thereof. A total of 107,120 options were cancelled in connection with the option exchange program.

In March 2002, as part of the option exchange program, the Company granted 95,365 options to employees.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	A summary of the Company’s stock option activity (except options to consultants) under the Plans is as follows:

	Year ended December 31,
	1999		2000		2001
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding— beginning of the year	286,997	$22.00	465,525	$40.24	548,810	$48.08
Granted	281,048	55.30	184,798	68.00	282,750	7.46
Exercised	(7,550)	9.60	(12,455)	14.90	(5,210)	12.83
Forfeited/canceled	(94,970)	32.10	(89,058)	53.10	(279,220)	50.75

Outstanding—end of the year	465,525	$40.24	548,810	$48.08	547,130	$26.06

Options exercisable	157,008	$27.40	208,804	$36.00	251,464	$29.10

The options outstanding as of December 31, 2001, have been separated into ranges of exercise price, as follows:

	Options outstanding as of December 31, 2001	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable at December 31, 2001	Weighted average exercise price of exercisable options
		Years
$ 4.10-6.10	109,712	2.54	$5.56	79,787	$6.10
7.2-8.60	51,000	6.33	7.63	8,596	7.50
9.60-10.00	168,650	6.22	9.64	32,877	9.70
23.00-32.00	65,120	3.69	29.05	50,613	29.90
57.50	126,748	4.78	57.50	70,293	57.50
80.00-120.00	25,900	5.56	94.83	9,298	96.30

$4.10-120.00	547,130		$26.06	251,464	$29.10

The Company recorded deferred compensation for options issued with an exercise price below the fair value of the Ordinary shares, deferred compensation is amortized and recorded as compensation expense ratably over the vesting period of the option. Compensation expenses of approximately $ 618,000 and $ 967,000 were recognized during the years ended December 31, 1999 and 2000, respectively. Compensation income of approximately $ 64,000 was recognized during the year ended December 31, 2001.

The weighted average fair values of options granted for the years ended December 31, 1999, 2000 and 2001 were:

	For exercise price on the grant date that:
	Equals market price			Exceeds market price			Is less than market price
	Year ended December 31,			Year ended December 31,			Year ended December 31,
	1999	2000	2001	1999	2000	2001	1999	2000	2001
Weighted average exercise prices	$57.50	$52.40	$8.33	$—	$80.00	$25.70	$41.80	$51.70	$—

Weighted average fair values on grant date	$2.74	$0.49	$0.33	$—	$10.15	$1.87	$3.04	$5.09	$—

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), pro forma information regarding net loss and net loss per share is required for grants issued after December 1994, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 2000 and 2001: risk-free interest rates of 5.75%, 5.75% and 4.57%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary shares of 0.5, 0.84 and 0.68, respectively, and a weighted-average expected life of the options of approximately 3.4, 3 and 3 years, respectively.

Pro forma information under SFAS No. 123 is as follows:

	Year ended December 31,
	1999	2000	2001
	U.S. dollars in thousands, except per share data
Net loss to shareholders of Ordinary shares as reported	$(20,714)	$(26,788)	$(14,570)

Pro forma net loss to shareholders of Ordinary shares	$(21,079)	$(28,885)	$(18,808)

Pro forma basic and diluted net loss per Ordinary share	$(78.70)	$(35.97)	$(8.66)

8.	Options issued to consultants:

a)	The Company’s outstanding options to consultants as of December 31, 2001, are as follows:

Issuance date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through
December 1996	25,000	$10.00	25,000	(*)
March 1998	500	$32.00	250	February 2002
September 1998	4,000	$37.50	4,000	January 2006
November 1998	1,000	$37.50	1,000	December 2006
November 1998	4,500	$10.00	4,500	December 2006
November 1999	1,200	$57.50	1,200	November 2006
July 2000	200	$110.00	200	July 2007
December 2000	1,160	$25.70	1,160	December 2007
May 2001	3,539	$9.60	3,539	May 2003

Total	41,099		40,849

(*)
The options are exercisable through December 2002. If not exercised, they are automatically renewed for one additional year, each time, for up to four years, through December 2006. The exercise price will be increased by 6% compounded each year.

b)
The Company had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 2000 and 2001: risk-free interest rates of 5.75%, 5.75% and 3%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary shares of 0.5, 0.84 and 0.68, respectively, and a weighted-average expected life of the options of approximately 2.1, 2 and 2 years, respectively.

c)
In connection with the grant of stock options to consultants, compensation expenses of approximately  $ 80,000, $ 32,000 and $ 13,000 were recognized during the years ended December 31, 1999, 2000 and 2001, respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c.	Warrants:

1.	Warrants issued to investors:

a)
As part of the investment agreement in 1996, the Company issued to certain investors warrants to purchase 137,511 Series A Convertible Preferred shares at an exercise price of $ 30.00 of which warrants to purchase 21,667 shares were converted in December 1996 into warrants to purchase 21,667 Series B Non-Voting Preferred shares. Upon the IPO, 19,512 warrants were exercised in consideration of $ 585,000 and 117,999 warrants were exercised into 73,750 A Preferred shares, by way of cashless exercise.

b)
As part of the investment agreement in February 1998, the Company issued to the shareholders warrants to purchase 3,180 convertible Series C-1 Preferred shares at an exercise price equal to the par value of the shares. Upon the IPO, 308 warrants were exercised into 308 C-1 Preferred shares, by way of cashless exercise.

c)
As part of the investment agreement in June 1999, the Company issued to certain Series C-2 Preferred shares investors detachable warrants to purchase 34,783 Series C-2 Preferred shares at an exercise price of $ 57.50. The warrants contain a cashless exercise feature and expire upon the earlier of June 2004 or a merger or sale of all or substantially all of the Company’s assets or issued and outstanding share capital. The cashless exercise feature allows the holder to convert the warrant into Ordinary shares without the payment of any exercise price. The number of shares issuable upon exercise is determined by subtracting the exercise price of the warrant from the aggregate market value of the underlying shares, and then dividing such amount by the market value of an Ordinary share. The Company recorded a deemed dividend at the amount of $ 303,000. This transaction was accounted for according to EITF 98-5 and APB 14. The fair value of this warrant was determined using the Black-Scholes pricing model, assuming a risk free interest of 5.75%, a volatility factor of 0.5, dividend yields of 0% and an expected life of warrants of six months.

d)
The Company granted to the investors in the convertible loan 12,500 warrants at an exercise price equal to 95% of the conversion price per share determined in the IPO. The warrants are exercisable upon the IPO (see also Note 9e).

In connection with these warrants, the Company recorded financial expenses of $ 505,000, which were fully amortized over the life period of the convertible debentures. This transaction was accounted for according to Accounting Principles Board Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”). The fair value of these warrants was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 5.75%, a volatility factor of 0.5, dividend yields of 0% and an expected life of six months.

2.	Warrants issued for financing transactions:

a)
In connection with a credit line from Bank Hapoalim, the Company issued in March 1999 to a subsidiary of Bank Hapoalim, a warrant to purchase Ordinary shares of the Company having an aggregate market value at the date of exercise of $ 1,250,000 in exchange for $ 1,000,000 in cash. The warrant contained a cashless exercise feature. The fair value of the warrant was approximately  $250,000, which has been accounted for as a cost of the line of credit and was amortized ratably over a one year period. The Company recorded $ 198,000 in 1999 and $ 52,000 in 2000 as compensation expenses and included these amounts in financial expenses (see Note 12). Upon the IPO, the warrants were exercised into 9,240 Ordinary shares, by way of cashless exercise.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b)
In connection with an additional credit line received in January 2000, the Company issued to a subsidiary of Bank Hapoalim, a warrant to purchase additional 6,957 Ordinary shares of the Company against payment of $ 400,000. The warrants contained a cashless exercise feature and were exercised into 1,957 Ordinary shares upon the IPO.

The Company recorded a compensation of approximately $ 202,000, which was amortized ratably over a period of one year and included in the financial expenses (see Note 12). This transaction was accounted for according to APB 14.

The fair value of this warrant was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 5.75%, a volatility factor of 0.5, dividend yield of 0% and an expected life of the warrant of one year.

c)
In connection with an additional credit line received in April 2001, and the extension of the credit line in February 2002, the Company issued to a subsidiary of Bank Hapoalim, a warrant to purchase an additional 60,000 Ordinary shares of the Company in consideration of $ 300,000.

During 2001, the Company recorded a compensation of approximately $ 87,000, which was included in the financial expenses (see Note 12). This transaction was accounted for according to APB 14.

The fair value of this warrant was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 3%, a volatility factor of 0.68, dividend yields of 0% and an expected life of the warrant of two years.

3.	Warrants issued to customers:

a)
In 1999, the Company entered into software license agreements with certain customers, one of whom is a related party. In connection with these agreements, the Company issued warrants expiring three years from the date of the agreements to purchase 15,000 Ordinary shares at an exercise price of $ 57.50 per share, and to purchase 5,000 Ordinary shares at an exercise price of $ 57.50 in consideration of  $125,000. At the grant date, the fair value of the warrants was estimated at $ 500,000 of which  $375,000 was deducted from software revenues and amortized over the period such related revenue was recognized. The fair value of these warrants was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 5.75%, a volatility factor of 0.50, dividend yields of 0% and an expected life of the warrants of 3 years. The Company recorded proceeds from issuance of warrants in the amount of $ 500,000. Since the IPO, the warrants are exercisable. Upon the IPO 5,000 warrants were exercised into 1,407 Ordinary shares, by way of cashless exercise.

b)
In 2000, the Company issued warrants to various customers to purchase 21,485 Ordinary shares at exercise prices ranging from $ 25.70 to $ 110 per share with a weighted average exercise price of  $85.90. These warrants have expiration dates ranging from two to three years from the execution date of each customer’s respective software license agreement. The estimated aggregate fair value of the warrants, based on the fair value of each of the warrants on their respective grant date, was $ 449,190. The fair value of each of these warrants was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 5.75%, a volatility factor ranging from 0.5 to 0.84, dividend yields of 0% and an expected life of two to three years. The Company deducted the fair value of these warrants from software revenues and amortized over the period such revenue was recognized.

These	transactions were accounted for according to EIFT 96-18.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	Warrants to Third Party:

During 2000, the Company granted to a third party, in respect with marketing services, a warrant to purchase 4,760 Ordinary shares at an exercise price ranging from $ 25.70 to $ 120. At the grant date, the fair value of the warrant was determined using the Black and Scholes pricing model assuming a risk free rate of 5.75%, a volatility factor ranging from 0.5 to 0.84, dividend yield of 0% and an expected life of two to three years. In relation to the warrants, the Company recorded $ 119,000 as sales and marketing expenses. These transactions were accounted for according to EITF 96-18.

d.	Convertible debentures:

In February and March 2000, the Company entered into convertible loan agreements with existing shareholders in the aggregate amount of approximately $ 5.0 million. These convertible loans were then converted into convertible debentures in April 2000, as described below.

In April 2000, the Company entered into a convertible debenture agreement (“agreement”) with additional investors in the aggregate amount of approximately $ 11.0 million. The debentures were denominated in dollars and bore annual interest at the rate of LIBOR plus 2%, payable quarterly, commencing in April 2001.

Upon the IPO, the debentures were automatically converted into 334,389 Ordinary shares equal to $ 16.6 million principal amount and the $ 51,000 unpaid accrued interest, divided by the IPO price discounted by 40%.

Upon the IPO and in relation to the conversion, the Company recorded $ 16 million of financial expenses in accordance with to EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingent Adjustable Conversion Ratios”.

In respect to warrants issued to investors in the convertible debentures, see Note 9c1d.

e.	Dividends:

Dividends, if any, may be paid in NIS or in non-Israeli currency. Dividends paid to shareholders in non-Israeli currency may be converted into dollars, on the basis of the exchange rate prevailing at the time of payment. The Company does not intend to pay cash dividends in the foreseeable future.

Note 10:    TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

The Company’s production facilities have been granted an “Approved Enterprise” status under the law, for three separate investment programs which were approved in February 1989, March 1995 and April 1998.

According to the provisions of the law, income derived from the February 1989 program during a period of seven years from the year in which it first earns taxable income is subject to reduced corporate tax of 10%–25%, based on the percentage of foreign ownership.

According to the provisions of the law, the Company has elected for its other two investment programs the “alternative system of benefits” (the waiver of grants in return for a tax exemption). Accordingly, income derived from these programs will be tax-exempt for a period of ten years commencing with the year in which it first earns taxable income.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The period of tax benefits described above is subject to limits of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. Accordingly, the period of the benefit relating to these investment programs will expire between 2003 to 2012.

As the Company currently has no taxable income, the benefits have not yet utilized for all three programs.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 20%). The Company’s Board of Directors has determined that such tax exempted income will not be distributed as dividends.

In the event of failure to comply with the conditions stipulated by the above law and the instruments of approval for the specific investments in “approved enterprises”, maintaining the development and production nature of its facilities, and financing of at least 30% of the investment program by equity, it may be subject to corporate tax in Israel at the regular corporation tax rate of 36% and may be required to refund the amount of the benefits, in whole or in part, including interest.

The law also grants entitlement to claim accelerated depreciation on equipment used by the “Approved Enterprise” during five tax years.

Income from sources other than the Approved Enterprise, during the benefit period, will be subject to tax at regular rates (36%).

b.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses as a deduction for tax purposes.

c.	Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

Results for tax purposes are measured in real terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index (CPI). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the pre-tax income presented in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the functional currency and the tax bases of assets and liabilities.

d.	Net operating losses carryforwards:

The Company has accumulated losses for tax purposes as of December 31, 2001, in the amount of approximately $ 13,751,000 which may be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2001, Viryanet UK had accumulated losses for income tax purposes of approximately $ 12,414,000, which can be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2001, Viryanet Japan had accumulated losses for income tax purposes of approximately $ 1,034,000 that can be carried forward and offset against taxable income for 10 years and expire from 2008 to 2010.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Through December 31, 2001, Viryanet US had U.S. federal net operating loss carryforwards for income tax purposes of approximately $ 37,034,000, that can be carried forward and offset against taxable income for 15 years, expiring between 2009 to 2015.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2000	2001
	U.S. dollars in thousands
US net operating loss carryforwards	$10,010	$12,962
UK net operating loss carryforwards	3,425	3,724
Japan net operating loss carryforwards	216	362
Other reserve and allowances	72	443

Total deferred tax assets before valuation allowance	13,723	17,491
Valuation allowance	(13,723)	(17,491)

Net deferred tax assets	$—	$—

Viryanet UK, Viryanet US and Viryanet Japan have provided valuation allowances on deferred tax assets resulting from tax loss carryforwards and other temporary differences, since they have a history of losses over the past years. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

f.	Pre-tax loss:

	Year ended December 31,
	1999	2000	2001
	U.S. dollars in thousands
Domestic	$3,165	$17,833	$2,150
Foreign	17,246	8,955	12,420

	$20,411	$26,788	$14,570

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11:    SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographical areas:

The Company manages its business on a basis of one reportable segment (see Note 1a for a brief description of the Company’s business) and follows the requirements of SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information”.

The Company attributes revenues from external customers, on the basis of the location of the customer.

The following presents total revenues and long-lived assets for the years ended December 31, 1999, 2000 and 2001:

	Year ended December 31, 1999		Year ended December 31, 2000		Year ended December 31, 2001
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
	U.S. dollars in thousands
Israel	$—	$713	$—	$935	$2,565	$583
United States	11,998	617	20,280	1,842	12,680	2,003
United Kingdom	3,054	101	1,739	80	2,032	47
Japan	750	60	5,088	50	1,247	30
Spain	—	—	—	—	1,478	—

	$15,802	$1,491	$27,107	$2,907	$20,002	$2,663

b.	Major customers data (percentage of total revenues):

	Year ended December 31,
	1999	2000	2001
	%
Customer A	22	5	—
Customer B	33	4	4
Customer C	11	1	1
Customer D	3	12	—
Customer E	2	11	4
Customer F	—	4	12

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12:    SELECTED STATEMENTS OF OPERATIONS DATA

Financial income (expenses), net:

	Year ended December 31,
	1999	2000	2001
	U.S. dollars in thousands
Financial expenses:
Interest	$340	$221	$161
Other expenses	56	66	74
Foreign currency translation differences	47	48	6
Stock-based compensation related to options to Bank Hapoalim	198	254	87

	641	589	328

Financial income:
Interest	69	541	394
Gain from marketable securities	7	—	—
Other income	—	74	—
Foreign currency translation differences	—	—	124

	76	615	518

	$(565)	$26	$190

Note 13:    RELATED PARTY TRANSACTIONS

a.
In September 1995, the Company entered into a sales software license and development services agreement with Sun Microsystems Inc. (“SUN”). As part of the agreement, SUN was granted a warrant to purchase 30,000 of the Company’s Preferred shares at an exercise price of $ 20 per share. The Company accounted for these warrants in accordance with the requirements set forth in FAS-123 which amounted to an expense of $ 168,000, which was deducted from the revenues in 1996 and 1997. The fair value of this warrant was determined using Black-Scholes pricing model assuming a risk free rate 6.0%, a volatility factor 0.5, dividend yields of 0% and an expected life of the warrant of 5 years. Such agreement was amended in December 1998. According to this amendment, the Company provided additional software license sales and development services. In September 2000 and upon the IPO, the warrants were exercised into 225,000 Preferred shares, by way of cashless exercise.

The president of enterprise services of SUN was a member of the Company’s Board of Directors until June 2001.

b.
In April 1998, the Company signed a share purchase agreement with GE Capital Equity Holdings Inc. (“GE”), a subsidiary of General Electric. As of December 31, 2000, GE held 7.58% of the Company’s outstanding shares. As of December 31, 2001, GE held 0% of the Company’s outstanding shares. As part of the iMedeon acquisition in February 2002, GE received 8.02% of the Company’s outstanding shares. In June 1998, the Company entered into a software license and support agreement with GE Medical Systems Inc. (“GE Medical”), another subsidiary of General Electric. Under the agreement the Company granted GE Medical a non exclusive license to use certain of the Company’s products. Pursuant to the amendment to this agreement, the Company committed to provide GE, until December 31, 2001, with maintenance and support services including future upgrades and enhancements. The Company also granted GE 5,000

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

warrants at an exercise price of $ 57.50, exercisable until December 2002. The Company accounted for those warrants in accordance with the requirements set forth in FAS 123 which amounted to an expense of $ 125,000, which was deducted from the revenues in 1999. The fair value of this warrant was determined using Black-Scholes pricing model assuming a risk free rate of 5.75%, a volatility factor of 0.5, dividend yields of 0% and an expected life of the warrants of 3 years.

c.	The balances with and the revenues derived from related parties were as follows:

1.	Balances with related parties:

	December 31,
	2000	2001
	U.S. dollars in thousands
Trade receivables:
Sun MicroSystems Inc.(*)	$74	$—

GE Medical Systems Inc. (*)	$40	$66

Deferred revenues:
GE Medical Systems Inc. (*)	$600	$—

(*)	The balance is unlinked and bears no interest.

2.	Revenues from related parties:

	Year ended December 31,
	1999	2000	2001
	U.S. dollars in thousands
Sun MicroSystems Inc.	$3,553	$1,257	$70

GE Medical Systems Inc.	$5,251	$1,162	$731

d.
On June 30, 1999, the Company issued to its chairman of the Board of Directors 17,390 Series C-2 Preferred shares in consideration of $ 100,000 which the Company loaned to him, repayable not later than June 30, 2002 and bear annual interest at the rate of 6.5%. The debt is secured by the shares. See also  Note 14d.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 14:    SUBSEQUENT EVENTS

a.	On January 2, 2002, several senior employees of the Company waived 291,490 stock options that had been granted to them previously by the Company.

In addition, several consultants of the Company waived 18,760 warrants that had been granted to them previously by the Company.

b.	Acquisition of iMedeon Inc. (Unaudited):

In February 2002, the Company acquired all the outstanding Ordinary shares of iMedeon, Inc. (“iMedeon”) a United States based company, in a stock-for-stock transaction. The total purchase price for this transaction was approximately $ 3.65 million, and consisted of 510,911 of the company’s Ordinary shares (estimated fair value of $ 2.95 million) and transaction expenses of approximate $ 0.7 million. iMedeon is a provider of mobile workforce management solutions to the utilities sector.

The acquisition of iMedeon was accounted for under the purchase method. Accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

According to Statement of Financial Accounting Standards Board (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, this goodwill will not be amortized, but will be subject to annual impairment tests in accordance with the statement.

In connection with the acquisition, the Company recorded a one-time expense of $ 480,000 to write-off in-process research and development acquired from iMedeon for which technological feasibility has not yet been established and for which no alternative future use existed. Other intangible assets acquired had an estimated fair value of 2.95 million shown in the following table (in thousands):

Goodwill	$2,772
Technology	180

$2,952

c.	As for the reverse stock split, see also Note 9a(3).

d.	Extension of the loan to the chairman of the board of directors (unaudited):

Prior to June 30, 2002, the board of directors approved a resolution to modify the re-payment terms for this loan, subject to a shareholders’ approval, such that re-payment will be due no later than June 30, 2003.

e.	Additional loan from Bank Hapoalim (Unaudited):

On June 28, 2002, in addition to the line of credit mentioned in Note 6 above the Company received a loan of $1.5 million from Bank Hapoalim. Under the terms of this loan, the Company is required to re-pay such loan by July 28, 2002. This additional borrowing with Bank Hapoalim bears interest at an annual rate of Libor plus 3.0%. The Company has requested that these funds be treated as a factoring line against the receivables for a specific customer of the Company and subject to the same payment terms established with such customer. Bank Hapoalim is considering the Company’s request for this factoring line.