Form 20-F
period 2002-12-31
VIRYANET LTD
filed 2003-07-15
CIK 1119744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2002

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

As of December 31, 2002, the Registrant had outstanding 2,681,733 ordinary shares (on a post reverse stock split basis, taking into account the 10 to 1 reverse stock split effected on May 1, 2002).

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

We derived the selected consolidated statements of operations data below for the years ended December 31, 2000, 2001 and 2002, and the selected consolidated balance sheet data as of December 31, 2001 and 2002, from our audited consolidated financial statements, which are included elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We derived the consolidated statements of operations data for the years ended December 31, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 from audited consolidated financial statements that are not included in this annual report.

Summary Consolidated Financial Information

	Year Ended December 31,
	1998	1999	2000	2001	2002
Statement of Operations Data:
Revenues:
Software licenses	$1,801	$4,269	$17,027	$12,504	$3,492
Maintenance and services	11,724	11,533	10,080	7,498	5,187

Total revenues	13,525	15,802	27,107	20,002	8,679
Cost of revenues:
Software licenses	146	952	938	2,420	361
Maintenance and services	9,709	9,978	7,857	6,458	4,380

Total cost of revenues	9,855	10,930	8,795	8,878	4,741
Gross profit	3,670	4,872	18,312	11,124	3,938

Operating expenses:
Research and development, net	5,322	6,865	7,224	6,602	3,352
Sales and marketing	8,862	13,537	16,385	14,150	6,598
General and administrative	2,602	3,510	3,848	3,931	2,314
Provision for doubtful accounts and write-off of bad debts	—	8	9	1,265	2,319
In-process research and development write-off	—	—	—	—	480
Amortization of deferred stock compensation(1)	250	798	1,104	(64)	36

Total operating expenses	17,036	24,718	28,570	25,884	15,099
Operating loss	(13,366)	(19,846)	(10,258)	(14,760)	(11,161)
Financial income (expenses), net	234	(565)	26	190	(189)
Financial expenses related to amortization of beneficial conversion feature and compensation related to warrants to investors in convertible loan(*)	—	—	(16,556)	—	—

Net loss	$(13,132)	$(20,411)	$(26,788)	$(14,570)	$(11,350)

Preferred shares deemed dividend	$(61)	$(303)	$—	$—	$—

Net loss to shareholders of ordinary shares	$(13,193)	$(20,714)	$(26,788)	$(14,570)	$(11,350)

Basic and diluted net loss per share	$(51.60)	$(77.40)	$(33.36)	$(6.71)	$(4.38)
Weighted average number of shares used in computing basic and diluted net loss per ordinary share	255,465	267,622	802,979	2,171,113	2,587,948
(1) Amortization of deferred stock compensation relates to the following:
Cost of revenues	$—	$16	$4	$32	$—
Research and development, net	—	391	—	—	—
Sales and marketing	120	39	207	12	32
General and administrative	130	352	893	(108)	4

	$250	$798	$1,104	$(64)	$36

Balance Sheet Data:
Cash and cash equivalents	$554	$1,886	$21,838	$8,540	$3,211
Working capital (deficit)	(2,342)	(11,305)	21,126	6,609	(718)
Total assets	8,638	8,692	34,840	22,109	10,835
Long-term loan, including current maturities	62	11	—	—	2,400
Shareholders’ equity (deficiency)	(1,452)	(10,555)	23,181	8,659	502

(*)	Financial expenses related to beneficial conversion feature of convertible debentures and detachable warrants were recorded at the time of our initial public offering in September, 2000, due to the discounted conversion feature of the convertible debentures which converted into ordinary shares at that time.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Risk Relating to Our Business

Our business is impacted by the slowdown in the worldwide economy.

Our business is dependent on current and anticipated market demand for software products, which has been negatively impacted by the slowdown in the global economy that began in the second half of 2000 and by the terrorist attacks of September 11, 2001, and, more recently, the war in Iraq led by coalition forces. Many of our customers and prospective customers are experiencing economic downturns currently, including those in the utility, energy and telecommunications market. The uncertainty regarding the growth rate of the worldwide economies has caused companies to reduce purchasing and capital investment. Furthermore, this uncertainty has resulted in longer purchasing cycles with our customers and in customers’ requests for longer payment terms as evidenced by our DSO (Days of Sales Outstanding) performance. We cannot predict if or when the growth rate of the global economy will rebound or whether the growth rate of our business will rebound when the global economy begins to grow. The effects of the economic decline have resulted and are likely to continue to result in excess product capacity, intensified price competition, reduced margins, lower revenue growth rates, and longer payment terms, and may result in decreased revenues, increased losses or an inability to achieve profitability. If these global economic conditions remain the same or worsen, we may experience a material adverse impact on our business, operating results and financial condition.

Existing and any additional measures taken by us to address the downturn in the global economy may have an adverse effect on our business.

We have taken and may continue to take, if necessary, cost reduction measures to address the downturn in the global economy and the particular slowdown in the markets we serve, particularly the telecommunications market. These measures are intended to reduce our expenses in the face of decreased revenues due to decreased customer orders. Our implementation of these measures and any additional measures taken in the future, if necessary, may be unsuccessful in addressing the downturn in the global economy and the slowdown in the markets we serve, particularly the telecommunications market. Current and additional cost reduction actions, if necessary, may result in further cash and non-cash charges, which would have a material adverse effect on our results of operations and financial condition. In addition, each of these measures and any additional measures taken in the future, if necessary, may have long-term negative effects on our business and may make it more difficult to achieve our current or future business objectives.

We have a history of losses and our recent financial results have been lower than expected.

We incurred net losses of approximately $13.1 million in 1998, $20.4 million in 1999, $26.8 million in 2000, $14.6 million in 2001, and $11.4 million in 2002. As of December 31, 2002, we had an accumulated deficit of approximately $100.8 million. As a result, we will need to generate significant revenues to achieve and maintain profitability. Our revenues in 2002 were $8.7 million compared with $20.0 million in 2001, a decline of $11.3 million or 57%. This revenue decline was due primarily to customers and prospective customers, especially in the utilities and telecommunications areas, experiencing issues related to current adverse economic conditions that are causing them to defer their technology purchasing. Such continued adverse economic conditions could cause our revenues to continue to decrease and make it more difficult for us to reach profitability.

We have a limited operating history in our current principal market, which will make it difficult or impossible for you to predict our future results of operations.

We began operations in March 1988 as a general software services company. In 1995, we changed our strategic focus to the development of service delivery chain management applications based on client-server technology, Service Suite. We did not introduce ViryaNet Service Hub, based on Internet and wireless technologies, until the fourth quarter of 1999. Each of these changes has required us to adjust our business processes and make a number of significant personnel additions and changes. Historically, prior to 2000 most of our revenues were generated from our services activities. Substantially all of our revenues in 1999 and 2000 were generated from our service delivery chain management applications, including Service Suite. In 2001 and 2002, and the foreseeable future the substantial majority of our revenues were generated and are expected to generate, respectively, from transactions which will include the ViryaNet Service Hub product and mobile workforce management solutions. Our prospects must be considered in light of the risks and difficulties frequently encountered by companies dependent upon operating revenues from a new product line in an emerging and rapidly evolving market. Because of our limited experience in our principal market and with our principal product, we cannot provide assurance that our strategy for operating in that market or selling that product will be successful. Our historical results of operations should not serve as indications of future performance.

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

Our quarterly revenues, gross profits and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations:

•	changes in demand or timing of orders, especially large orders, for our products and services;

•	timing of product releases;

•	the dollar value and timing of contracts;

•	delays in implementation;

•	changes in the proportion of service and license revenues;

•	Price and product competition;

•	increases in selling and marketing expenses, as well as other operating expenses;

•	technological changes;

•	adverse economic conditions and currency fluctuations, and especially the conditions associated with the September 11, 2001 terrorist attacks in the U.S., as well as the current and after effect from the war in Iraq led by coalition forces; and

•	consolidation of our customers.

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

A significant portion of our revenues each year has been derived from large orders from a small number of customers. In 1998, 1999 and 2000, we derived 55%, 55% and 9% of our revenues, respectively, from two customers, Sun Microsystems and GE, who are shareholders or warrant holders. In 1999, 71% of our revenues were derived from four customers, including Sun Microsystems and GE, and no customer accounted for more than 33% of our revenues. In 2000, two customers each accounted for approximately 11% or more of our revenues), and represented an aggregate of 23% of our total revenues. In 2001, three customers each accounted for approximately 7% or more of our revenues, and represented an aggregate of 28% of our total revenues. In 2002, three customers each accounted for approximately 10% or more of our revenues, and represented an aggregate of 38% of our total revenues. We do not expect that these customers will represent a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We cannot assure you that other customers will purchase our products and services in the future. The loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to decrease and make it more difficult for us to reach profitability.

Our sales cycle is variable and sometimes long and involves significant resources on our part, but may never result in actual sales.

Our sales cycle from our initial contact with a potential customer to the signing of a license and related agreements has historically been lengthy and is variable. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources. The purchasing decisions of our customers are subject to the uncertainties and delays of the budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures. If our sales cycle lengthens, our quarterly operating results may become less predictable and may fluctuate more widely than in the past. A number of companies decide which products to buy through a request for proposal process. In those situations, we run the risk of investing significant resources in a proposal that results in a competitor obtaining the desired contract from the customer or in a decision by a customer not to proceed.

Since 2001 we have depended upon the ViryaNet Service Hub and related applications, and the failure of these products in the marketplace in the future could adversely affect our revenues.

Our success depends on market acceptance of our ViryaNet Service Hub internet-based products and related applications. We have licensed applications to only a small number of customers. If our products do not achieve or maintain market acceptance or if our competitors release new products that achieve quicker market acceptance, have more advanced features, offer better performance or are more price competitive, license revenues for our products may not grow and may even decline.

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

Our margins on service revenues have declined from 22% in 2000 to 14% in 2001. This decrease was primarily caused by the decline in the volume of our service revenues. In 2002, our services margins increased to 16% as a result of an increase in the billable utilization of our services personnel and further cost reductions. To continue to improve our margins, we are working on increasing the volume of our service revenues and improving the billable utilization of our services personnel while decreasing our cost of service revenues. Although our services margins increased slightly during 2002 compared to 2001, there is no assurance that the services margins will not further decrease in the future. Failure to improve our margins on service revenues could cause our services business to be less profitable or unprofitable.

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

Our software products are complex and may contain undetected defects, particularly when first introduced or when new versions or enhancements are released. Testing of our products is particularly challenging because it is difficult to simulate the wide variety of customer environments in several geographic markets into which our products are deployed. Despite testing conducted by us and our customers, we have in the past shipped product releases with some defects, some customers have cited possible defects, and have otherwise discovered other defects in our products after their commercial shipment. Our products are frequently critical to our customers’ operations. As a result, our customers and potential customers have a greater sensitivity to product defects than do customers of software products generally.

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

We integrate various third-party software products as components of our products. Our business would be disrupted if functional versions of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either redesign our software to function with alternate third-party software or develop these components ourselves. If functional versions of third-party software were either no longer available to us or no longer offered to us on commercially reasonable terms, we might be forced to limit the features available in our current or future product offerings and the commercial release of our products could be delayed, which could materially adversely affect our business, financial condition and results of operations.

We may be unable to expand our sales, marketing, research & development and support organizations which may hinder our ability to grow and meet customer demands.

During both 2001 and 2002, we substantially reduced our headcount in sales, marketing, research & development and professional services in order to reduce costs. We believe we currently have sufficient resources available to meet and support our current obligations, but, we may need to substantially expand our direct and indirect sales and marketing operations to increase market awareness and sales of our products. We may also need to increase our quality assurance, technical and customer support staff to support new customers and the expanding needs of existing customers. Qualified individuals are in demand throughout the software industry and there is significant competition for qualified personnel. Competition for qualified people may lead to increased labor and personnel costs. If we do not succeed in retaining our personnel or in attracting new employees, our business could suffer significantly. If we are unable to attract, train and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

Our success and ability to compete are substantially dependent upon our internally developed technology. Other than our trademarks, most of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. We filed a provisional patent application covering some of our technologies for creating and supporting service communities on the Internet. On November 30, 2000, we filed the patent application detailing the claims regarding some of our technologies for creating and supporting service communities on the Internet. As of the date hereof, we have not heard from the U.S. patent office whether our application has been approved or rejected. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

We have placed, and in the future may place, our software in escrow. The software may, under specified circumstances, be made available to our customers and resellers. We have provided our software directly to customers and resellers. This may increase the likelihood of misappropriation or other misuse of our software.

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

Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all, and even if available on acceptable terms, shall increase our expenses and may materially affect our results of operations adversely. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition and results of operations.

Marketing and distributing our products outside of the United States may require increased expenses and greater exposure to risks that we may not be able to successfully address.

We market and sell our products and services in the United States, Europe, the Middle East, and the Far East. We received 25% of our total revenues in 2000, 37% of our total revenues in 2001 and 42% of our total revenues in 2002 from sales to customers located outside of the United States. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We have limited experience in developing localized versions of our products and marketing and distributing our products outside of the United States. We are subject to a number of risks customary for international operations, including:

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

We will most likely require additional financing and may not be able to raise additional financing on favorable terms or at all.

We will most likely require additional funding for our business operations. However, we cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our day to day operations, expand our research and development, marketing and sales efforts, pursue potential acquisitions, take advantage of unanticipated opportunities, develop or enhance our website content, features or services, or otherwise respond to competitive pressures would be severely constrained. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders will or may be reduced, and these newly-issued securities, if issued, may have rights, preferences or privileges senior to those of existing shareholders. For further details about our cash position see the “Cash” paragraph under “Liquidity and Capital Resources” in Item 5.

We will need sufficient funds to re-pay the loan from Bank Hapoalim.

During January 2003, we replaced the $6.0 million line of credit with Bank Hapoalim with a loan in the amount of $3.45 million. Under the terms of such loan, we are required to pay back the loan amount in full by July 21, 2003. Under the terms of the loan, the loan amount will incur interest at an annual rate of 4.375%. During July 2003, Bank Hapoalim agreed to restructure a portion of the loan by converting $2.4 million of the $3.45 million short-term loan into a long-term loan and deferring payment of $0.5 million under the short-term loan until August 15, 2003. The $2.4 million long-term loan is payable quarterly over a two year period beginning on January 1, 2004, with interest payable quarterly at a rate to be determined beginning on October 21, 2003. The debt restructure is subject to several conditions, including the following conditions: (i) the Company shall be cash flow positive on a quarterly basis, (ii) the Company shall deposit $800,000 into its account with Bank Hapoalim, (iii) the Company shall raise no less than $1 million of new capital by January 1, 2004, and, (iv) the Company will grant Bank Hapoalim a warrant to purchase 40,000 Ordinary Shares of the Company at an exercise price of $1.00 per Ordinary Share and will reprice a prior warrant to purchase 60,000 Ordinary Shares of the Company to an exercise price of $1.00 (the warrants were granted and repriced on July 2, 2003, see Liquidity and Capital Resource section of Item 5). However, we may need additional funding to re-pay the balance of the short-term loan by its due dates, or to meet our obligations for quarterly payments of the long-term loan by its due dates, and there is no assurance that we will meet the above conditions, or that Bank Hapoalim will grant us an extension to these payment dates in the future.

We may not be able to achieve compliance with the listing rules of The Nasdaq SmallCap Market.

Our Ordinary Shares were previously listed on The Nasdaq National Market and in light of our inability to comply with all maintenance standards of The Nasdaq National Market we have requested to be listed for trading on The Nasdaq SmallCap Market, and our Ordinary Shares have begun trading on The Nasdaq SmallCap Market starting as of December 31, 2002. The Nasdaq SmallCap Market has several maintenance standards for continued listing, including the requirements (i) that the Company shall maintain (a) a shareholder’s equity of at least $2,500,000, or (b) market value of $35,000,000, or (c) net income from operations of $500,000 in the last year or two of the last three fiscal years, (ii) that the Company shall have at least 500,000 shares held by persons or entities other than officers, directors and beneficial owners of more than 10% of the Company’s Ordinary Shares (the “Public Float”), (iii) that the Company shall have an aggregate market value of Public Float of at least $1,000,000, (iv) that the Company shall have at least two market makers, (v) that the Company shall have at least

300 shareholders who hold at least 100 Ordinary Shares, and (vi) that the Company shall be in compliance with all corporate governance under rules 4350 and 4351 (the foregoing requirements are collectively referred to as the “Maintenance Standards”). We believe we are not currently in compliance with some of the requirements under the Maintenance Standards for continued listing. If we fail to maintain compliance with one or more requirements of the Maintenance Standards, our Ordinary Shares would be subject to delisting from The Nasdaq SmallCap Market, but may qualify for inclusion on the Over-the-Counter Bulletin Board (OTCBB). The delisting of our Ordinary Shares from The Nasdaq SmallCap Market may materially impair the ability of our shareholders to buy and sell our Ordinary Shares and could have an adverse effect on the market price and the efficiency of the trading market for our Ordinary Shares. In addition, the delisting of our Ordinary Shares could significantly impair our ability to raise capital should we desire to do so in the future.

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

The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our ordinary shares. The market price of the ordinary shares may fluctuate substantially due to a variety of factors, including:

•	any actual or anticipated fluctuations in our financial condition and operating results;

•	public announcements concerning us or our competitors, or the Internet industry;

•	the introduction or market acceptance of new service offerings by us or our competitors;

•	changes in security analysts’ financial estimates;

•	changes in accounting principles;

•	sales of our ordinary shares by existing shareholders;

•	limited market for our shares;

•	the loss of any of our key personnel; and

•	changes in the political conditions in Israel.

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

As of May 1, 2003, we had 2,681,733 ordinary shares outstanding, warrants to purchase 182,389 ordinary shares outstanding and in addition we have reserved up to 940,000 ordinary shares for issuance under our option plans, out of which 40,047 options were already exercised as of May 1, 2003. If a large number of our ordinary shares are sold, the price of our ordinary shares would likely decrease.

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

As of May 1, 2003, our executive officers and directors serving as of such date, and entities affiliated with them, in the aggregate, beneficially owned approximately 25.1% of our outstanding ordinary shares. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

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

Risks Related to the Internet and Wireless Technologies

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

Our business is dependent on the projected growth and adoption of wireless and mobile technologies to improve field service automation.

The wireless data and mobile application market is very new and fragmented. There are few applications that have received widespread acceptance. Our future success relies on the adoption of mobile field service applications across all targeted vertical markets. Significant deployments of mobile applications have been limited to the utilities industry.

The success of our solution will require that continued improvements be made in the mobile infrastructure to ensure projected growth. If the adoption and standardization does not occur in the future, wireless mobile applications could grow more slowly than anticipated. This limited adoption of mobile applications has to do with several aspects that are dependent on market maturity:

•	The high cost of equipping field personnel with mobile devices.

•	A lack of standardization of wireless protocols.

•	The lack of ubiquitous and affordable network coverage.

•	The cost of transmitting data over wireless networks.

•	Increased training required for workers to utilize applications, including higher demand on help desks or call centers.

•	Actual or perceived slow connection and transmission speeds.

•	The use of standard browser based environments.

•	The cost of third-party middleware.

Utilizing Internet applications in a wireless environment will also require ongoing education to mainstream perceptions including,

•	The perception that Web applications must be used in a connected environment.

•	Web applications are cumbersome and require a lot of bandwidth.

The use of wireless Internet applications adds another dimension of concern and risk to the list above. There are numerous solutions in the marketplace for mobile applications. These are usually form-based environments for developing mobile applications. They are based on the use of fat-clients that are developed and deployed on the mobile device and that have a server component with which the mobile device communicates.

We cannot assure you that improvements will be made to the mobile infrastructure and the adoption of wireless and mobile technologies will occur within our targeted vertical markets for use within field service applications.

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

Our principal research and development facilities are located in Israel. We are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the state of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, which varies in degree and intensity, has caused security and economic problems in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing or revived hostilities related to Israel will not have a material adverse effect on us or our business and on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. In addition, since October 2000, there has been a significant increase in violence, primarily in the West Bank and Gaza Strip, and a series of armed clashes between Israel and the armed forces of the Palestinian Authority. Also, the recent war in Iraq led by coalition forces and the consequences of such war may negatively impact our business.

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

Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In 1999 and in 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS, and in 2001 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. In 2002 the devaluation of the dollar against the NIS was similar to the rate of inflation. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions.

From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel. The terms of these grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture these products outside of Israel, we may be required to pay increased royalties, up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. The technology developed with these grants may not be transferred to third parties, including in the context of an acquisition of our company, without the prior approval of a governmental committee under the Research and Development Law, and may not be transferred to non-residents of Israel. These restrictions may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received, together with interest and penalties.

In 2002, the Research and Development Law was amended to, among other things, enable companies applying for grants from the Office of the Chief Scientist to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties. However, this amendment will not apply to any of our existing grants. In addition, the amendment provides that one of the factors to be taken into consideration by the Office of the Chief Scientist in deciding whether to approve a grant application is the percentage of the manufacturing of the relevant product that will be conducted outside of Israel. Accordingly, should we seek additional grants from the Office of the Chief Scientist in connection with which we also seek prior approval for manufacturing products outside of Israel, we may not receive such grant or may receive a grant in an amount that is less than the amount we sought.

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

Item 4.     Information On Our Company

History and Development

Both our legal and commercial name is ViryaNet Ltd. We were incorporated and registered in Israel on March 13, 1988 under the Israeli Companies Ordinance (New Version), 1983, as a private limited company, under the name R.T.S. Relational Technology Systems Ltd. We changed our name to RTS Business Systems Ltd. on September 7, 1997 and to RTS Software Ltd. on February 1, 1998. On April 12, 2000, we changed our name to ViryaNet Ltd. The principal legislation under which we operate is the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Our registered office is located at 8 HaMarpe Street, Science Based Industries Campus, P.O. Box 45041, Har Hotzvim, Jerusalem, 91450, Israel, and our telephone number is 972-2-584-1000. We have appointed our United States subsidiary, ViryaNet, Inc., located at 2 Willow Street, Southborough, Massachusetts 01745-1027 as our agent for service of process.

Over the past 15 years, we have developed, marketed, and supported field service software applications that have provided companies with solutions that improve the quality and efficiency of complex service business processes. During this period of time, numerous customers, around the world, have deployed our solutions.

On September 19, 2000, we completed our Initial Public Offering (“IPO”) and our Ordinary Shares began trading on The Nasdaq National Market. As part of the IPO, we issued 400,000 Ordinary Shares in consideration of net proceeds of approximately $25.6 million.

On October 29, 2001 our Ordinary Shares began trading on the Tel-Aviv Stock Exchange in Israel and became a dual listed company.

On February 25, 2002, we acquired the outstanding shares of iMedeon, Inc., a provider of mobile workforce management solutions to the utilities sector. iMedeon was a privately held company, headquartered in Alpharetta, Georgia. As a result of the acquisition, iMedeon became a wholly-owned subsidiary of ViryaNet, Inc., which is a wholly-owned subsidiary of ViryaNet Ltd.

On May 1, 2002, we effected a 10 to 1 reverse stock split, combining each ten Ordinary Shares, of NIS 0.1 par value per share, into one Ordinary Share, of NIS 1.0 par value per share.

On September 5, 2002, we were notified by The Nasdaq National Market that we were not in compliance with Marketplace Rule 4450(a)(2) since we were unable to maintain a minimum market value of $5,000,000 for our publicly held shares, and were informed that we had until December 4, 2002 to regain compliance. Due to the economic and market conditions affecting our valuation, we concluded that we would request a transfer of our securities listing from The Nasdaq National Market to The Nasdaq SmallCap Market. The transfer was approved on December 20, 2002 and the trading of our Ordinary Shares on the SmallCap Market began on December 31, 2002.

Business Overview

ViryaNet is a leading provider of integrated mobile and Web-based software applications for workforce management and complementary applications for spare parts logistics, contract management, and depot repair operations. Our mission is to provide companies with solutions that improve the quality and efficiency of their complex service business processes.

ViryaNet targets companies in the utility, telecommunications, high technology manufacturing, building services, grocery/retail, and general service industries that have large mobile workforces, extensive service agreements, complex products, strong commitments to customer satisfaction, and a need to improve their service operations.

Our award-winning ViryaNet Service Hub product supports a wide range of work order needs: from short-duration tasks to more complex, multi-day, multi-resource projects. ViryaNet Service Hub provides a solution that supports the range of work types and the entire lifecycle of a work order, including, high-volume and project-based scheduling and dispatching, mobile technology, field-level reporting, tracking materials, managing assets, and ensuring support for entitlements and compliance with service level agreements (SLAs). We have issued at least one major version release of ViryaNet Service Hub annually since the product’s inception in 1999.

ViryaNet’s major product release in 2002 was ViryaNet Service Hub version 7.0. Version 7.0 combined the best features and technology components of iMedeon’s iM:Work with ViryaNet Service Hub. ViryaNet Service Hub 7.0 is the first workforce management solution to address both simple service tasks as well as complex, non-linear maintenance and construction activities, which can span months and include hundreds of tasks that must be managed and tracked within the context of an entire project. ViryaNet Service Hub 7.0 introduced significant functional enhancements, including a wider range of mobile and wireless capabilities, enhanced scheduling, and dramatically improved workflow technologies.

During the second quarter of 2003, we released the ViryaNet Service Hub version 8.0. Version 8.0 boasts a new web-based service logistics management system entitled eStock. eStock is a supply chain management product that automates the functions of allocation, picking, shipping, receiving, stock views, stock movements, and adjustments. ViryaNet Service Hub 8.0 also includes many enhancements to ViryaNet’s Mobile Workforce Management application, including a new map-based dispatching utility. ViryaNet Service Hub 8.0 users can graphically see both the location of the task and the location of the field engineer, and, with the use of drag and drop, can assign a task to the engineer.

Our revenues are derived mainly from the licensing of our software and from maintenance and services that we provide. The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	2000	2001	2002
Revenues:
Software licenses	62.8	62.5	40.2
Maintenance and services	37.2	37.5	59.8

Total revenues	100%	100%	100%

The following table summarizes the revenues from our products and services by country, stated as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Country	2000	2001	2002
United States	75	63	58
Europe and the Middle East	6	31	26
Far East	19	6	16

Total	100%	100%	100%

Over the past year, we have seen an increased percentage of our revenue derived from our growing partnership network. We continue to expect to benefit from marketing programs and leads generated by these partners, as well as cooperation from the sales forces of these partners in sales opportunities identified by them. We intend to expand our marketing and implementation capacity through the use of third parties, including systems integrators, vendors of complementary products and providers of service applications. By employing third parties in the marketing and implementation process, we expect to enhance sales by taking advantage of the market presence of these third parties.

Our sales and marketing staff consists of professionals in a variety of fields, including marketing and media relations, direct sales, technical sales consultants, product management, advertising and business management consulting. As of May 1, 2003, we employed 15 sales, marketing and business development personnel. The majority of our sales personnel operate through our United States subsidiary, and the rest operate through our Japan subsidiary. During the past year, we have restructured our sales and support strategy in Europe and the Middle East from a combined direct and indirect channel strategy to exclusively indirect channels, utilizing partners actively invested in the mobile workforce sector which are capable of supporting ViryaNet’s solutions within their own mobile practices. These partners and their customers are supported by our business development and professional services organizations in the United States and Israel.

We also intend to explore and establish indirect sales channels through relationships with additional resellers who offer complementary products and application service providers. Such resellers will be primarily used to sell special versions of our product configured for targeted markets and in combination with their complementary products.

Application service providers are used to provide our product to customers who wish to avoid the initial cost of our product combined with the required hardware platforms and infrastructure investments. Through an application service provider, customers will be billed a monthly rental or subscription fee. To date, ViryaNet has partnered with three companies that have hosting capability: Aspective, BT Global Services, and Mobile Field Engineer.

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

With ViryaNet Service Hub, a service organization can quickly transition its complex business processes into a manageable, scalable Internet operation, with goals of increasing efficiency, quality of service, customer satisfaction, customer retention, and profitability. Using ViryaNet Service Hub, our customers can manage the continuum of their service operations, from ensuring that the right person is in the right place at the right time with the right parts and information about the customer, to automating the repair processes utilizing the Internet and at the least cost.

ViryaNet Service Hub Internet Platform Components

As depicted in the diagram below, ViryaNet Service Hub Internet platform components consist of:

•	Service Portal

•	mService Gateway

•	Service Intelligence and Data Mart

•	Service Workflow Engine/Editor

•	Integration Server

Each of these components is described in detail in the following sections.

High-Level Overview of ViryaNet Service Hub

Service Portal

The ViryaNet Service Portal is a singular, personalized gateway that allows internal users as well as customers, field employees and external partners, suppliers, and vendors to interface with Service Hub through the Web. The Service Portal allows users to access service information in real-time, share documents, collaborate with other users and obtain service.

mService Gateway

ViryaNet mService Gateway provides the Mobile users with access to the data and applications they require, allowing them to stay productive, regardless of location. ViryaNet mService Gateway enable mobile users to work in both on-line and off-line mode.

Service Intelligence & Data Mart

Service Intelligence is based on a pool of key performance indicators (KPIs) that track data based on criteria, such as: financial trends, service performance, service rates, revenue, and cost-per-product.

Service Workflow Engine/ Editor

The Service Workflow Engine/Editor defines and applies rules to automate movement of documents, work orders and information, between users. The Workflow Engine also includes a tool for monitoring active processes and auditing completed processes. The Service Workflow Engine provides a working environment that guarantees maximum flexibility.

Integration Server

A key component of ViryaNet Service Hub is its Integration Server, which enables organizations to integrate with all of its other systems, including external web applications.

ViryaNet Service Hub Application Components

ViryaNet Service Hub Internet platform components consist of:

•	ViryaNet Mobile Workforce Management

•	ViryaNet Service Scheduler

•	ViryaNet eContract

•	ViryaNet eStock

•	ViryaNet eRepair

ViryaNet Mobile Workforce Management

ViryaNet Mobile Workforce Management, an integral component of ViryaNet Service Hub, provides end-to-end management of work orders and the real-time capture of field workforce activity, tasks and events with wireless devices. ViryaNet Mobile Workforce Management allows for optimal scheduling and workforce management efficiency. It intelligently dispatches field technicians and mobile employees, based on numerous variables, including geographical location, customer site responsibilities, available parts and skill sets. All of these factors are integral to reducing windshield time.

ViryaNet Service Hub can be deployed on any device and network and fully supports store and forward capability when a resource is out of wireless coverage. ViryaNet Service Hub incorporates two mobile options:

•	Fat client application, SH Field

•	Web-based thin client with on-line and off-line capability, Mobile FE

Both applications have the same functional capabilities.

SH Field

SH Field supports Win 32 OS and offers peer-to-peer messaging, provides emergency notifications, and supports all forms of field-activity reporting.

Mobile FE

Mobile FE combines the efficiency and robustness of fat clients with the simplicity and flexibility attributed to thin clients—without the limitation of having to be connected to process work. Fat client benefits, such as optimal compression and full functional off-line operations, are combined with the thin client benefits of rapid application deployment and no administration—all fully functional even when the device is not within wireless coverage.

ViryaNet Service Scheduler

ViryaNet Service Scheduler is a powerful schedule and route optimization product to maximize customer satisfaction while minimizing cost. The product uses constraint and rules based, heuristic algorithms to automatically schedule the right resource, at the right time, based on skills and relative proficiency, service level agreements, drive time, availability, and other factors.

ViryaNet Service Supply Chain

ViryaNet Service Supply Chain provides a closed-loop inventory and logistics system.

eContract

ViryaNet eContract is a comprehensive and flexible contract management application. eContract supports total contract lifecycle management driven by business rules.

eRepair

eRepair is a Web-based repair management system that automates an organization’s depot repair processes, from initiating the return materials authorization (RMA) process, through receiving the product or part, inspecting and repairing it, performing quality checks, billing for the work, and shipping it back to the customer. Service Hub for eRepair allows repair organizations to collaborate with their service communities as they balance the cost of service with the faster turnaround times being demanded by customers.

ViryaNet packages its applications for specific industries. We have captured best business practices and embedded them into our application, incorporating processes, workflows, reports, and screens appropriate for companies in our target industries. These best practices, coupled with powerful functionality capabilities, has allowed us to package ViryaNet Service Hub and applications into industry bundles, including:

•	ViryaNet Service Hub for Utilities;

•	ViryaNet Service Hub for Telecommunications;

•	ViryaNet Service Hub for Building Services;

•	ViryaNet Service Hub for High Technology; and

•	ViryaNet Service Hub for Grocery / Retail.

ViryaNet’s Customers

Over 600 person-years of technical and business experience have been invested in the ViryaNet products. ViryaNet Service Hub and the ViryaNet service applications have been licensed to and implemented at numerous customers. Descriptions of product usage and resulting benefits of improved service delivery and enhanced customer satisfaction from some of our customers include:

CAL-AIR—this leading specialty mechanical contractor provides technical services to facilities throughout California. CAL-AIR, the first customer to go-live with ViryaNet Service Scheduler, is utilizing ViryaNet’s solutions to schedule and dispatch field workers, track and schedule preventative maintenance service, and automate many of the tasks associated with contract administration.

Citizens (Frontier) Communications—the largest ILEC in the United States. Citizens uses the ViryaNet Service Hub to automate the dispatching of service orders, trouble tickets, and work requests to its 2,500 technicians. Citizens uses ViryaNet Service Hub to manage the critical issues facing customer service organizations, such as deploying the right technician, diminishing travel times, satisfying customer requests, reacting responsively to increased volumes, assimilating acquisitions, and managing costs. Citizens’ technicians carry hand-held CE devices or laptops that route them through their daily responsibilities via ViryaNet Service Hub’s mobile gateway. Dispatchers monitor and assist these technicians through ViryaNet Service Hub, while senior management and supervisors receive immediate visibility into the operation’s performance.

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

Leslie’s PoolMart—the world’s largest swimming pool equipment and supplies retail chain with headquarters in Phoenix, AZ and offices across the United States, uses ViryaNet Service Hub to manage the installation, replacement, and onsite maintenance (and preventive maintenance) of pumps, filters, heaters and other devices and equipment for public and private swimming pools. ViryaNet Service Hub and applications will optimize the scheduling, dispatch, appointment booking, and field reporting of Leslie’s PoolMart’s seasonal field resources and support staff.

Lockheed Martin Corporation—this large defense and commercial contractor uses ViryaNet Service Hub and service applications as the basis for its command center to support an outsource service infrastructure for the US Navy, resulting in the ability to deliver tires to various Navy locations within the contractual requirements of their service level agreements.

LoJack—this recognized world leader in stolen vehicle tracking and recovery, licensed ViryaNet Service Hub to streamline the installation of its recovery systems, and support its rapidly expanding sales and installation channel strategy. ViryaNet Service Hub and applications will optimize LoJack’s 300 field technicians and 100 support staff who manage the functions of appointment booking, dispatch, and scheduling. ViryaNet Service Hub is also intended to integrate with LoJack’s primary in-house order entry system.

Publix Super Markets—the largest employee-owned supermarket chain and one of the 10 largest volume supermarket chains in the United States, chose ViryaNet Service Hub to automate its maintenance and facilities operations, including the activities associated with workforce management and asset and repair management. Publix uses ViryaNet Service Hub (Mobile Workforce Management, Service Scheduler, Service Supply Chain, and eRepair modules) to manage and automate a variety of short-duration tasks, such as preventive maintenance activities on equipment, to more complicated projects. In addition, ViryaNet Service Hub enables Publix to optimize the use of its internal workforce and to better manage its large subcontractor base.

Ricoh Technosystems—this subsidiary of Ricoh Company Ltd. based in Japan, uses ViryaNet Service Hub (Mobile Workforce Management, Service Scheduler, eSupply, and eContract applications) to manage its Network Integration business in the performance of network planning, design, installation, and maintenance services. ViryaNet Service Hub will enable Ricoh Technosystems to optimize its 1,000 field engineers and 500 support staff in the areas of dispatch, contract administration, and spare parts logistics. ViryaNet Service Hub also provides managers with analysis on the data accumulated during service processes and support their decision-making about business issues.

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

ViryaNet Partnerships

The unique strength of the ViryaNet Service Hub platform, combined with our broad and modular service applications, has allowed us to form strategic alliances with world-class systems integrators (SI’s) and value-added resellers (VARs), including:

•	Aspective—a European eBusiness solution provider, specializing in front-office applications for sales, marketing and customer service that positions ViryaNet Service Hub and mobile workforce management applications in the UK, with vast reach into continental Europe. Aspective has its own ViryaNet practice and has licensed ViryaNet software to European telecommunication providers T-Mobile and Orange.

•	BT Ignite—a European information and communications technology company that positions ViryaNet Service Hub and mobile workforce management in hosted environments.

•	GE Network Solutions—a business unit of GE Power Systems and leading global supplier of strategic network solutions to the utilities industry. GE is a major investor in ViryaNet, has integrated ViryaNet Service Hub and mobile workforce management application into its existing portfolio, and positions the ViryaNet offering to the utilities and telecommunications industry.

•	Hitachi Systems and Services—a high technology provider operates within the Japanese market, positioning ViryaNet Service Hub and applications within several vertical markets.

•	Mobile Field Engineer—a value added reseller of ViryaNet Service Hub to the broad field service market in hosted environments. Mobile Field Engineer may enable ViryaNet to broaden its presence into previously untapped markets.

•	Omron Alphatec—a systems integrator and distributor of ViryaNet Service Hub in the Far East region.

Organizational Structure

We are organized under the laws of the State of Israel. We are the parent company of our wholly owned operating subsidiaries which are specified in the table below.

Name of Subsidiary	Country of Incorporation
ViryaNet, Inc.	United States of America
iMedeon, Inc.	United States of America
ViryaNet Europe Ltd.	United Kingdom
ViryaNet Japan	Japan

Property, Plants and Equipment

We do not own any real property. Our engineering and research and development facilities are located in Jerusalem, Israel, where we occupy approximately 7,600 square feet with total annual rent of approximately $144,000. This agreement expires on October 30, 2003 but we have the option to extend the agreement for one year at the same terms by notifying the landlord no later than June 30, 2003.

ViryaNet, Inc., our subsidiary located in Massachusetts leases approximately 14,000 square feet of office space in Southborough, Massachusetts, that is utilized primarily for administrative, marketing, sales, service and technical support purposes. The premises are leased under a lease agreement that will expire in April 2005 with a total annual rent of approximately $331,000. A portion of these premises are sublet for a current annual fee of approximately $54,000. ViryaNet, Inc. also leases approximately 3,600 square feet of office space in San Jose, California with a total annual rent of approximately $128,000 under a lease agreement that will expire in September 2004.

iMedeon, Inc., the subsidiary of ViryaNet, Inc. located in Alpharetta, Georgia, leases approximately 7,000 square feet of office space used primarily for sales, services and technical support purposes. The premises are leased under a lease agreement which will expire in May 2004 with a current total annual rent of approximately $375,549 (out of which approximately $135,539 will be accrued under a note and will be waived by the landlord subject to our full compliance with the terms of the lease agreement).

Our Europe subsidiary, located in the United Kingdom, leased approximately 2,700 square feet in Hemel Hempsted, under a lease agreement which expires in December 2003 with a total annual rent of approximately $71,000. With the restructuring of our operations in Europe, we terminated the lease and our financial obligations for this space in January 2003.

Our subsidiary in Japan leases approximately 2,100 square feet under a lease agreement which will expire on June 30, 2004, with a total annual rent of approximately $89,000.

Item 5.     Operating and Financial Review and Prospects

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH ITEM 3 “SELECTED CONSOLIDATED FINANCIAL DATA” AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS”.

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

We were founded in 1988. Through 1995, we generated revenue primarily from the sale of customized systems for customer service and product support and related services, and invested relatively few resources in developing software products. In the first quarter of 1995, we began to deliver our standardized service delivery chain management software, Service Suite. During 1997 and 1998, we intensified our research and development activities and, in the fourth quarter of 1999, we commercially released our Internet-based product for service communities, ViryaNet Service Hub. Concurrently with the release, we began to build our direct sales force and expand our marketing activities.

On February 25, 2002, we acquired the outstanding shares of iMedeon, Inc., a provider of mobile workforce management solutions to the utilities and energy sectors. iMedeon was a privately held company, headquartered in Alpharetta, Georgia. As a result of the acquisition, iMedeon became a wholly-owned subsidiary of ViryaNet, Inc. The purchase price for this transaction was approximately $2.95 million based on the estimated fair market value of 510,055 of our Ordinary Shares which were issued to iMedeon’s shareholders in exchange for all of the outstanding shares of iMedeon. We incurred transaction related expenses of approximately $0.7 million in connection with this acquisition.

We have issued at least one major version release of the ViryaNet Service Hub annually since its inception in 1999. ViryaNet’s major product release in 2002 was ViryaNet Service Hub version 7.0. Version 7.0 combined the best features and technology components of iMedeon’s iM:Work with ViryaNet Service Hub. ViryaNet Service Hub 7.0 was the first workforce management solution that addressed both simple service tasks as well as complex, non-linear maintenance and construction activities, which can span months and include hundreds of tasks that must be managed and tracked within the context of an entire project. ViryaNet Service Hub 7.0 introduced significant functional enhancements including a wider range of mobile and wireless capabilities, enhanced scheduling, and dramatically improved workflow technologies.

In conjunction with our entry into the utilities and energy sectors of the mobile workforce management market, we established a reseller agreement with GE Network Solutions, a business unit of GE Power Systems, and an affiliate of GE Capital Equity Holdings, which is a shareholder of ViryaNet. Under the terms of the agreement, GE Network Solutions will act as a value added reseller (VAR) of the ViryaNet solution set, and will market, sell, implement, and support the ViryaNet solutions in the utilities, oil & gas, and telecommunications markets worldwide. The terms of the agreement included an initial purchase by GE Network Solutions of ViryaNet software licenses.

During the fourth quarter of 2002, we restructured our sales and support strategy in Europe and Middle East from a combined direct and indirect channel strategy to exclusively indirect channels. This resulted in the termination of twelve ViryaNet personnel and contractors employed directly by our subsidiary in the United Kingdom. In Europe and Middle East we now rely solely on partners actively invested in the mobile workforce sector capable of supporting ViryaNet solutions within their own mobile practices. These partners and their customers are supported by our business development and professional services organizations in the United States and Israel. We have retained all customers formerly supported by our UK subsidiary at the time of the restructuring.

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

How We Recognize Revenue

We recognize license and services revenues on contracts involving significant customization, integration and installation by us in accordance with Statement of Position 81-1 “Accounting for Performance of Construction—Type and Certain Production—Type Contracts” (“SOP 81-1”), using the percentage-of-completion method, based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract and in accordance with the “Input Method.” We classify revenue from these arrangements as license and service revenues based on the estimated fair value of each element. Provision for estimated contract losses are recognized in the period in which the loss becomes probable and can be reasonably estimated. License revenues on contracts that do not involve significant customization, integration and installation by us are recognized, under Statement of Position (“SOP”) No. 97-2, as amended, when persuasive evidence of an arrangement exists, the fee is fixed and determinable, collection is probable and delivery has occurred. Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor-specific objective evidence of the relative fair values of each element in the arrangement. Our vendor-specific objective evidence used to allocate the sales price to professional services and maintenance, is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method according to SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, for certain transactions. Under the residual method, revenue is recognized for the delivered elements when (1) there is vendor-specific objective evidence of the fair values of all the undelivered elements, (2) vendor-specific objective evidence of fair value does not exist for one or more of the delivered elements in the arrangement, and (3) all revenue recognition criteria of the amended SOP 97-2 are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element.

Service revenues from professional services and training are recognized as these services are performed. Service revenues from post-contract maintenance services are recognized pro-rata over the contractual support term, generally one year. Amounts collected from customers in excess of revenues recognized are recorded as deferred revenue.

How We Sell Our Products

We sell our products through our direct sales force, and expand our sales efforts through relationships with system integrators, resellers and vendors of complementary products. Our revenues are derived from customers in the United States, Europe, the Middle East and the Far East. We price our products based on the market conditions in each jurisdiction where we operate.

A significant portion of our revenues has been derived from a small number of relatively large companies. For the years, 1999 and 2000 respectively, we derived 55% and 9% of our revenues from two customers, Sun Microsystems and GE, who are shareholders or warrant holders. In 1999, 71% of our revenues were derived from four customers, including Sun Microsystems and GE, and no single customer accounted for more than 33% of our revenues. In 2000, two customers each accounted for approximately 11% of our revenue and represented an aggregate of 23% of our total revenues. In 2001, three customers each accounted for approximately 7% or more of our revenues, and represented an aggregate of 28% of our total revenues. In 2002, three customers each accounted for approximately 10% or more of our revenues, and represented an aggregate of 38% of our total revenues. We do not expect that these customers will represent a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We expect this portion to decrease as a percentage of our total revenues.

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

Stock-Based Compensation

Through December 31, 2002, we have recorded unearned stock compensation related to stock option grants to our employees and directors totaling $1.9 million, all of which was amortized or cancelled. This amount represents the difference between the exercise price and the estimated fair value of our ordinary shares on the date these stock options were granted. This amount is included as a component of shareholders’ equity and is being amortized by charges to operations over the vesting period of the options, consistent with the method described in Accounting Principles Board Opinion No. 25. We recorded amortization of unearned stock compensation of $1,072,000, $(64,000) and $36,000 in 2000, 2001 and 2002, respectively. The amortization of stock compensation is classified as a separate component of operating expenses in our consolidated statement of operations.

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

Recently Issued Accounting Pronouncements.

For a discussion of applicable recently issued accounting pronouncements, see Note 2 to our financial statements included below.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are evaluated by us on an on-going basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amount values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that application of the following critical accounting policies entails the more significant judgments and estimates used in the preparation of our consolidated financial statements.

We recognize license and services revenues on contracts involving significant customization, integration and installation by us in accordance with Statement of Position 81-1 “Accounting for Performance of Construction—Type and Certain Production—Type Contracts” (“SOP 81-1”), using the percentage-of-completion method, based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract and in accordance with the “Input Method.” We classify revenue from these arrangements as license and service revenues based on the estimated fair value of each element. Provision for estimated contract losses are recognized in the period in which the loss becomes probable and can be reasonably estimated. License revenues on contracts that do not involve significant customization, integration and installation by us are recognized, under Statement of Position (“SOP”) No. 97-2, as amended, when persuasive evidence of an arrangement exists, the fee is fixed and determinable, collection is probable and delivery has occurred. Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor-specific objective evidence of the relative fair values of each element in the arrangement. Our vendor-specific objective evidence used to allocate the sales price to professional services and maintenance, is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method according to SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, for certain transactions. Under the residual method, revenue is recognized for the delivered elements when (1) there is vendor-specific objective evidence of the fair values of all the undelivered elements, (2) vendor-specific objective evidence of fair value does not exist for one or more of the delivered elements in the arrangement, and (3) all revenue recognition criteria of the amended SOP 97-2 are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element.

Service revenues from professional services and training are recognized as these services are performed. Service revenues from post-contract maintenance services are recognized pro-rata over the contractual support term, generally one year. Amounts collected from customers in excess of revenues recognized are recorded as deferred revenue.

Impairment of long-lived assets.    We and our subsidiaries’ long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No.144”) whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of an asset or group of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We have performed impairment tests on our long-lived assets and as of December 31, 2002, and no impairment losses have been identified as of such time.

Goodwill.    Under Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill acquired in a business combination which closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of market multiples for the reportable unit. We have performed impairment tests and determined that our goodwill of $2.8 million is not subject to an impairment charge as of year end 2002.

Allowance for Doubtful Accounts.    We evaluate the collectability of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g. bankruptcy filings, substantial down-grading of credit ratings), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due based on our historical experience.

Operating Results

The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	2000	2001	2002
Revenues:
Software license	62.8%	62.5%	40.2%
Maintenance and services	37.2	37.5	59.8

Total revenues:	100.0	100.0	100.0
Cost of revenues:
Software licenses	3.5	12.1	4.1
Maintenance and services	28.9	32.3	50.5

Total costs of revenues	32.4	44.4	54.6
Gross profit	67.6	55.6	45.4

Operating expenses:
Research and development, net	26.7	33.0	38.6
Sales and marketing	60.4	70.7	76.0
General and administrative	14.2	19.7	26.7
Provision for doubtful accounts and write-offs of bad debt	0.0	6.3	26.7

In-process research and development write-off	0.0	0.0	5.5
Amortization of deferred stock Compensation	4.1	(0.3)	0.5
Total operating expenses	105.4	129.4	174.0
Operating loss	(37.8)	(73.8)	(128.7)
Financial income (expenses), net	0.09	0.9	(2.2)
Financial expenses related to beneficial conversion feature of convertible debenture	(61.1)	0.0	0.0
Net loss	(98.8)	(72.8)	(130.9)
Net loss to shareholders of ordinary shares	(98.8)	(72.8)	(130.9)

Geographic Distribution

While our products are sold in specified countries, the implementation of these products may be performed for global customers on a worldwide basis. The following table summarizes the revenues from our products and services by country/region, stated as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
Country/region	2000	2001	2002
United States	75	63	58
Europe and the Middle East	6	31	26
Far East	19	6	16

Total	100%	100%	100%

Comparison of Fiscal Years Ended December 31, 2001 and 2002

Revenues

Total revenues declined by 57% from $20.0 million in 2001 to $8.7 million in 2002.

Software Licenses

Software license revenues are derived from the licensing of our software as well as third-party software. Third-party software consists of software that is either embedded in our software or enhances the functionality of our software. We resell third-party software to our customers at margins that are lower than margins that we earn on our software. Software license revenues decreased 72% from $12.5 million in 2001 to $3.5 million in 2002. This decrease was primarily attributable to the fact that many of our customers and prospects experienced issues related to the general economic downturn within the United States and global markets, which intensified after the September 11th, 2001 terror attacks and continued through 2002.

Maintenance and Services

Maintenance and services revenues consist of consulting, implementation, customization and integration, post-contract customer maintenance, and training. Our maintenance and services revenues declined by 31% from $7.5 million in 2001 to $5.2 million in 2002. This decline was primarily due to the lower number of sales of software licenses resulting from the economic downturn.

Cost of Revenues

Total cost of revenues decreased by 47% from $8.9 million in 2001 to $4.7 million in 2002.

Software Licenses

Cost of software license revenues consists primarily of payments to third parties for our reselling of their software. The cost of software licenses decreased by 85% from $2.4 million in 2001 to $0.4 million in 2002. Cost of software licenses as a percentage of revenues from software licenses declined from 19% in 2001 to 10% in 2002. The decrease was primarily due to a decrease in third-party software license content as a result of adding internally developed capability in the areas of mobility and scheduling.

Maintenance and Services

Cost of maintenance and services revenues consists primarily of salaries and facility costs. Maintenance and service costs decreased 32% from $6.5 million in 2001 to $4.4 million in 2002. This decrease resulted primarily from a reduction in headcount and related administrative costs. Maintenance and services costs as a percentage of maintenance and services revenues declined from 86% in 2001 to 84% in 2002. The decrease in maintenance and services costs as a percentage of maintenance and services revenues resulted primarily from the improved utilization of services personnel and lower administrative costs.

Operating Expenses

Research and Development

Research and development includes costs relating to the development of our products. These costs consist primarily of employee salaries and benefits, facilities costs, and the cost of consulting resources that supplement our internal development team. Due to the relatively short time between the date our products achieve technological feasibility and the date they generally become available to customers, costs subject to capitalization under SFAS No. 86 have been immaterial and have been expensed as incurred. Research and development expenses decreased 49% from $6.6 million in 2001 to $3.4 million in 2002. This decrease was attributable to the reduction of research and development personnel and lower administrative costs. We expect that we will continue to devote substantial resources to research and development. The research and development expenses in 2002 are net of $461,000 of governmental funds that were received.

Sales and Marketing

Sales and marketing expenses consist of salaries, commissions, office expenses, travel and entertainment, advertising, promotional expenses, and facility costs. Sales and marketing expenses decreased 53% from $14.2 million in 2001 to $6.6 million in 2002. The 53% decrease of $7.6 million was attributable to a decline in personnel costs of $4.6 million and a reduction in marketing programs of $3.0 million.

General and Administrative

General and administrative expenses consist of salaries for administrative, executive and finance personnel, information system costs, fees for professional services and allocated facilities costs. These costs decreased 41% from $3.9 million in 2001 to $2.3 million in 2002.

Provision for Doubtful Accounts

In 2001 and 2002, provision for doubtful accounts expenses were $1.3 million and $2.3 million, respectively. The expense in 2002 for $2.3 million includes a provision for approximately $1.7 million related to customers based in Europe that were affected by an economic downturn and the Company believes are not collectible, and $0.6 million for a balance due from an insurance company that the Company has determined to be uncollectible.

Write-off In-Process Research and Development

In connection with the acquisition, the Company recorded a one time expense of $480,000 to write-off in-process research and development acquired from iMedeon for which technological feasibility has not yet been established and for which no alternative future use exists.

Amortization of Stock-Based Compensation

Amortization of stock-based compensation includes the amortization of unearned employee stock-based compensation and expenses for stock granted to consultants in exchange for services. Stock-based compensation expense is amortized over the vesting schedule of the option, typically four years, using the straight line approach. With the grant of some stock options, we recorded aggregate unearned stock-based compensation expense of $2.2 million through December 31, 2002. Stock-based compensation included in operating expenses provided $64,000 of income in 2001, and $36,000 of expenses in 2002.

Financial Income and Financial Expenses

Net financial expenses were $189,000 in 2002 compared to net financial income of $190,000 in 2001. In 2001 and 2002, financial expenses were $328,000 and $346,000 respectively, and financial income decreased from $518,000 to $157,000 due to a reduction in cash and cash equivalents during the year. The interest expense resulted from the use of factoring and bank lines of credit and the interest income resulted from interest earned on our cash and cash equivalents’ balances.

Comparison of Fiscal Years Ended December 31, 2000 and 2001

Revenues

Total revenues decreased 26% from $27.1 million in 2000 to $20.0 million in 2001.

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

Maintenance and Services

Cost of maintenance and services revenues consists primarily of salaries and facility costs. Maintenance and service costs decreased 18% from $7.9 million in 2000 to $6.5 million in 2001. This decrease resulted primarily from a reduction in headcount and related administrative costs. Maintenance and services costs as a percentage of maintenance and services revenues increased from 78% in 2000 to 86% in 2001. The increase in maintenance and services costs as a percentage of maintenance and services revenues resulted primarily from the reduction in the volume of maintenance and services revenues.

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

General and Administrative

General and administrative expenses consist of salaries for administrative, executive and finance personnel, information system costs, fees for professional services, and allocated facilities costs. These costs in 2001 were $3.9 million, which are approximately the same as the costs incurred in 2000.

Provision for Doubtful Accounts

In 2000 and 2001, provision for doubtful accounts expenses were $9,000 and $1,265,000, respectively.

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

Liquidity and Capital Resources

How We Have Financed Our Business

We have financed our operations primarily through placements of our ordinary and preferred shares and convertible debentures. Through December 31, 2002, gross proceeds from private placements of ordinary and preferred shares and convertible debentures totaled $56.3 million. In September 2000, we completed our initial public offering in which we raised gross proceeds of $32 million. At the initial public offering, all the preferred shares and convertible debentures were converted into ordinary shares. To a lesser extent, we have financed our operations through short-term bank facilities and other financing arrangements (see Line of Credit with Bank Hapoalim and Loan Arrangement with Bank Hapoalim, below). In March 1999 and January 2000, we issued warrants to purchase an aggregate of 28,696 ordinary shares to a subsidiary of Bank Hapoalim, at exercise prices ranging from $46.00 to $57.50 per share. The warrants contained a cashless exercise feature and were exercised by the bank at the time of the initial public offering. In February 2002 we issued additional warrants to purchase an aggregate of 60,000 ordinary shares to a subsidiary of Bank Hapoalim, at an exercise price of $5.00 per share. On July 2, 2003, we repriced the warrants to purchase 60,000 Ordinary Shares issued in February 2002 to an exercise price of $1.00 per Ordinary Share and issued an additional warrant to purchase 40,000 Ordinary Shares of the Company to a subsidiary of Bank Hapoalim, at an exercise price of $1.00 per share. During the first four months of 2000, we raised an aggregate of $16.0 million by way of convertible debentures, bearing interest at the rate of Libor plus 2%, payable on a quarterly basis starting in April 2001. On the date of our initial public offering, all of the convertible debentures, including unpaid interest, were automatically converted into 334,389 ordinary shares reflecting a conversion price of $48.00 per share, a discount of 40% of the price per share of the initial public offering.

Cash

As of May 1, 2003, we had cash and cash equivalents of $1.4 million. During July 2003, we converted $2.4 million of the $3.45 million short-term loan with Bank Hapoalim to long-term debt payable quarterly over a two year period beginning on January 1, 2004, with interest payable quarterly at a rate to be determined beginning on October 21, 2003. See the paragraph headed “We will most likely require additional financing and may not be able to raise additional financing on favorable terms or not at all” in the Risk Factors set forth in Item 3 above.

Net cash used in operating activities was $15.8 million in 2000, $17.0 million in 2001, and $5.7 million in 2002.

Net cash used in investing activities was $2.2 million in 2000 and $1.0 million in 2001. Net cash from investing activities was $1.8 million in 2002. Investing activities in 2000 and 2001 consisted primarily of purchases of computers and software and in 2002 of cash provided from the iMedeon acquisition.

Net cash provided by financing activities was $38.2 million in 2000 and $4.9 million in 2001. Net cash used in financing activities was $1.6 million in 2002. In 2000, the net cash provided by financing activities consisted primarily of the net proceeds from the issuance of preferred and ordinary shares as well as long term convertible debentures. In 2001, the net cash provided by financing activities consisted of a net increase in short-term bank line of credit. In 2002, net cash used in financing activities resulted from a net decrease in short-term bank line of credit.

Line of Credit with Bank Hapoalim

In April 2001, Bank Hapoalim agreed to extend the line of credit that allowed us to borrow up to $6.0 million until March 31, 2002. In February 2002, Bank Hapoalim agreed to extend the line of credit until January 31, 2003 and added two covenants that the Company was required to maintain: (a) that the Company’s shareholders’ equity will not be less than 30% of the total balance sheet and (b) that the Company’s annual earnings before interest and taxes will be positive and the quarterly losses before interest and taxes will not exceed $1,000,000. These covenants were measured according to the generally accepted accounting principals in Israel. In connection with the extensions of the credit line, in April 2001 and February 2002 we issued to a subsidiary of Bank Hapoalim warrants to purchase an aggregate of 60,000 Ordinary Shares, at an exercise price of $5.00 per share. The fair value of such warrants is approximately $87,000 which was accounted for as a cost of the line of credit and was expensed as financial expenses

Borrowings under the line of credit with Bank Hapoalim before January 2003 were in United States dollars and bear interest annually at the rate of Libor plus 3.0%. All borrowings under the line of credit with Bank Hapoalim were secured by a floating charge on our assets.

The line of credit was terminated as of January 21, 2003, and was replaced by the loan arrangement described below.

Loan Arrangement with Bank Hapoalim

On January 21, 2003, the line of credit with Bank Hapoalim referred to above, was terminated and the $3.45 million outstanding under such credit line as of such date was converted to a loan which is subject to re-payment in full by July 21, 2003. The loan bears interest at an annual rate of 4.375% and is secured by a floating charge on our assets. During July 2003, Bank Hapoalim agreed to restructure a portion of the loan by converting $2.4 million of the $3.45 million short-term loan into a long-term loan and deferring payment of $0.5 million under the short-term loan until August 15, 2003. The $2.4 million long-term loan is payable quarterly over a two year period beginning on January 1, 2004, with interest payable quarterly at a rate to be determined beginning on October 21, 2003. The debt restructure is subject to several conditions, including the following conditions: (i) the Company shall be cash flow positive on a quarterly basis, (ii) the Company shall deposit $800,000 into its account with Bank Hapoalim, (iii) the Company shall raise no less than $1 million of new capital by January 1, 2004, and, (iv) the Company will grant Bank Hapoalim a warrant to purchase 40,000 Ordinary Shares of the Company at an exercise price of $1.00 per Ordinary Share and will reprice a prior warrant to purchase 60,000 Ordinary Shares of the Company to an exercise price of $1.00.

Sale of Receivables

We have previously engaged in the sale of trade receivables to Bank Hapoalim. As part of such transactions we have provided the bank with an unlimited guarantee securing the obligations of applicable customers under the trade receivables sold by us. A total of $1.7 million of receivables was sold to Bank Hapoalim during the year ended December 31, 2002. There was no sale of receivables during the year ended December 31, 2001.

Operating Leases

Payments under non-cancelable operating lease agreements for facilities expire on various dates through 2006. As of the date hereof, our annual aggregate lease obligations range from approximately $779,000 in 2003 to approximately $97,000 in 2005.

Future Cash Needs

We expect that operating expenses and capital expenditures will continue to be a material use of our cash resources. We may utilize cash resources to fund acquisitions or investments in other businesses, technologies, or product lines or repay the credit line. Although we have taken substantial restructuring and headcount reduction actions to date and increased our emphasis on reseller channels as evidenced by agreements with GE, Hitachi and Aspective, our working capital may not be sufficient and we will most likely require additional funding for our day to day operations (see the paragraph headed “We will most likely require additional financing and may not be able to raise additional financing on favorable terms or not at all” in the Risk Factors set forth in Item 3 above).

In addition, our working capital may not be sufficient to meet our obligations with Bank Hapoalim (see the paragraph headed “We will need sufficient funds to re-pay the loan from Bank Hapoalim” in the Risk Factors set forth in Item 3 above).

Research and Development Grants

We conduct our research and development activities primarily at our principal offices in Israel. Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel. Under these grants, royalties are payable to the Israeli government, generally at the rate of 3% during the first three years, 4% over the following three years, and 5% in the seventh year and future years, on the revenues derived from products developed by us according to those programs. The maximum aggregate royalties will not exceed 100%, of the dollar-linked value of the total grant received and interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits. During 1996, we paid all royalties due to the Office of the Chief Scientist amounting to a total of $676,000. Therefore, we are under no further obligation to pay royalties to the Office of the Chief Scientist on the sale of products funded by the Office of the Chief Scientist prior to the royalty re-payment. The Government of Israel does not own proprietary rights in the technology developed using its funding and there is no restriction on the export of the products manufactured using the technology. Some restrictions on the technology do apply, however, including the obligation to manufacture the product based on the technology in Israel and to obtain the Office of the Chief Scientist’s consent for the transfer of the technology to a third party. These restrictions continue to apply to us although we have paid the full amount of royalties payable under these grants. If the Office of the Chief Scientist consents to the manufacture of the products outside Israel, the regulations allow the office of the chief scientist to require the payment of increased royalties, ranging from 120% to 300% of the amount of the office of the chief scientist grant, depending on the percentage of foreign manufacture. If the Office of the Chief Scientist consents to the manufacture of our products outside Israel, we cannot assure you that we will not be required to pay the Office of the Chief Scientist additional royalties.

In 2001 and 2002, we received initial approval for a grant from the Office of the Chief Scientist in the amount of up to approximately $373,000, out of which $297,000 has been received through May 1, 2003. We have not yet determined whether we can satisfy the terms and conditions of the proposed grants. It is possible that we will receive only a portion of the proposed grants. The Company has not paid or accrued royalties relating to the repayment of such grants for the years ended December 31, 2002, and it has an outstanding contingent liability to pay royalties in the amount of approximately $297,000.

In 1998 and 2002, we received grants from the United States-Israel Binational Industrial Research and Development Foundation for a development project on our Service Suite line of products conducted by us and a United States partner. Under the terms of these grants, we are obligated to pay to the foundation royalties of 3% to 5% of the revenues derived from sales of products developed in this project (the “Supported Project”), up to an aggregate amount of 100% to 150% of each grant, linked to the dollar and to the U.S. consumer price index. The cumulative amount of grants received was $514,000 as of May 1, 2003. We believe that the Supported Project has failed and that consequently we will not be required to pay the United States-Israel Binational Industrial Research and Development Foundation any royalties from the sale of any of our products.

Effects of Currency Fluctuations

Revenues generated and costs incurred outside of the United States are generally denominated in non-dollar currencies. For the years 2000, 2001 and 2002 respectively, 25%, 24% and 16% of our revenues were denominated in non-dollar currencies. Costs not effectively denominated in United States dollars are translated to United States dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the dollar and non-dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. In 2000, we had a net loss of $48,000 due to currency fluctuations and in 2001 and 2002, we had net income of $118,000 and $66,000, respectively, due to currency fluctuations. We generally do not engage in currency hedging transactions to offset the risks with variations in currency exchange rates. Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on our business, financial condition and results of operations.

Impact of Inflation

Since our revenues are generated in United States dollars and currencies other than New Israeli Shekels (NIS), and a portion of our expenses is incurred and will continue to be incurred in NIS, we are exposed to risk by the amount that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar and other currencies or if the timing of the devaluation lags behind inflation in Israel. In 1994, 1995 and 1996, the inflation rate in Israel exceeded the rate of devaluation of the NIS against the dollar and other currencies. This trend was reversed during 1997 and 1998. In 1999, 2000, 2001 and 2002, while the rate of inflation was low, there was a devaluation of the dollar against the NIS. We generally do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. We also do not own any market risk sensitive instruments. However, we may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks.

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

As of December 31, 2002, we had net operating loss carryforwards for tax reporting purposes of approximately $42.2 million in the United States, $17.5 million in Israel, $14.3 million in the United Kingdom and $1.5 million in Japan. In the United States, the internal revenue code limits the use in any future period of net operating loss carryforwards following a significant change in ownership interests. Since we have incurred tax losses through December 31, 2002, we have not used these net operating losses.

Adaptation to New Euro Currency

In January 1999, a new currency called the euro was introduced in the following members of the European Monetary Union: Austria, Belgium, Finland, France, Germany, Greece, Italy, Luxembourg, the Netherlands,

Portugal, the Republic of Ireland and Spain. On January 1st, 2002, these countries adopted the euro as a valid currency. By the end of February, 2002, these countries completed the replacement of legacy currencies with the euro. Computer systems and software products will need to be designed or modified to accept the euro currency and, during the transitional phase, may need to accept both the euro and local currencies. Conversion to the euro requires restructuring of databases and internal accounting systems and the conversion of historical data. We believe that all products offered by us are adapted to the euro. Since the introduction of the euro we have not experienced any difficulties or complaints from the adaptation of our products to the euro. However, we did not contact our customers or suppliers to determine their preparedness for the adoption of the euro.

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

Our research and development net expenditures for 2000, 2001 and 2002 were $7.2 million, $6.6 million and $3.4 million, respectively (see the paragraph headed “We may be unable to expand our sales, marketing, research & development and support organizations which may hinder our ability to grow and meet customer demands” in the Risk Factors set forth in Item 3 above).

Trend Information

For information about our expectations regarding our future cost of revenues, future operating expenses and liquidity and capital resources, please see the discussion under the “Risk Factors” section of Item 3 and the “Operating Results” section and the “Liquidity and Capital Resources” section of Item 5.

Item 6.    Directors, Senior Management and Employees

Directors and Senior Management

Name	Age	Position
Samuel I. HaCohen	45	Executive Chairman of the Board of Directors
Winfried A. Burke	55	President, Chief Executive Officer and Director
Albert A. Gabrielli	44	Executive Vice President, Professional Services and Chief Financial Officer
Masayo Hobo	42	General Manager, Japan
Vladimir Morgenstern	45	Director
Hillel Milo	51	Director
Peter Gyenes	57	Director
Yeoshua Agassi	54	Director

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

Winfried A. Burke joined ViryaNet in October 1999 as ViryaNet’s senior vice president of worldwide marketing. From October 2000 until February 2001, Mr. Burke served as ViryaNet’s president and chief operating officer. Since February 2001, Mr. Burke has served as president and chief executive officer. Prior to joining ViryaNet, Mr. Burke was vice president of sales and marketing for ViewSoft and was instrumental in its acquisition by Citrix. He also served as general manager of North American operations and vice president of business development and channel sales at Gentia Software; as a merger and acquisition consultant for several years; and as vice president of sales and marketing for Oberon Software. Mr. Burke previously held various management positions in product management, marketing and sales at Prime Computer, Apollo and Wang. He began his career as a software engineer at the MIT Instrumentation Laboratory/Draper Laboratory, where he worked on the Apollo and Space Shuttle projects, followed by software engineering assignments at the MIT Lincoln Laboratory and Data General. Mr. Burke was trained in computer science at the Massachusetts Institute of Technology, and is a part-time PSIA certified ski instructor.

Albert A. Gabrielli has served as our chief financial officer since April 2001 and assumed responsibility for worldwide professional services in November 2002. From August 2000 until March 2001, Mr. Gabrielli served as the chief financial officer of Ziplink, a provider of wholesale internet connectivity services. From October 1999 until July 2000, he served as vice president, finance for Ziplink. From August 1998 until August 1999, Mr. Gabrielli served as vice president, finance, Enterprise Data Product Group for Nortel Networks, a telecommunication networking company. From June 1998 until August 1998, he served as vice president, finance, Internet/Telecommunications and Enterprise Product Group for Bay Networks, a data networks company. From July 1995 until June 1998, he served in a number of senior management positions with Bay Networks. From 1982 until July 1995 Mr. Gabrielli was employed at Digital Equipment Corporation in a variety of finance and finance management roles, supporting the professional services, data networking, and systems integration businesses. Mr. Gabrielli received his Bachelor of Science degree in Economics and Finance from Bentley College.

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

Vladimir Morgenstern co-founded the Company with Mr. HaCohen. He has served as one of the Company’s directors since July 1999. Mr. Morgenstern currently serves as the Chief Technology Officer for Fitracks, Inc., a company based in Israel specializing in high-tech solutions for footwear and footcare industries. Mr. Morgenstern also serves as a business and technology advisor to several start-up companies. From November 1999 until October 2001, Mr. Morgenstern served as the Company’s executive vice president, corporate programs. Mr. Morgenstern served as the Company’s technical manager and chief technology officer from March 1988 until November 1999. Before co-founding ViryaNet, Mr. Morgenstern held senior systems management positions at John Bryce Systems Ltd. and the Hadassah Hospital, Jerusalem. Mr. Morgenstern holds a Bachelor of Science degree in physics from Vilnius University in Lithuania and has completed all course work for a Master of Science degree in applied mathematics.

Hillel Milo has served as one of our directors since June 2000. Mr. Milo is currently a partner and investment manager with Alice Ventures. Prior to Alice Ventures, Mr. Milo co-founded and managed Walden Israel Venture Capital Fund, Clal Venture Capital and Infinity Venture Capital Fund. Mr. Milo has also served on the board of directors of Breezecom, a manufacturer of wireless access products, and Radvision, a developer of internet and network based communications products. Mr. Milo has a Bachelor of Science degree in mechanical engineering and a Master of Arts degree in management science from the University of Alabama.

Peter Gyenes has served as one of our directors since September 2002. Mr. Gyenes currently serves as the chairman and chief executive officer of Ascential Software Corporation (NASDAQ: ASCL), a leading provider of enterprise data integration solutions to the Global 2000. Mr. Gyenes has more than 30 years of experience in sales, marketing and general management positions within the computer systems and software industry. Mr. Gyenes was formerly Chief Executive Officer of Informix Corporation and led the sale of its database business to IBM and the subsequent transition from Informix to Ascential . Prior to Informix’s acquisition of Ardent Software, Inc., he was chairman, president and Chief Executive Officer of Ardent, which he joined in 1996. Before joining Ardent, he was the president and Chief Executive Officer of Racal Interlan, Inc. Previously, Mr. Gyenes served in executive sales, marketing, and general management positions at Data General Corporation, Encore Computer Corporation and Prime Computer, Inc. He serves on the boards of Applix Computer Systems (NASDAQ: APLX), Axis Computer Systems, Concerto Software (NASDAQ: CRTO) and the Massachusetts Software and Internet Council. Mr. Gyenes received a Bachelor of Arts degree in Mathematics and a Masters of Business Administration from Columbia University.

Yeoshua Agassi has served as a director of ViryaNet since July 2001. Since 2001, Mr. Agassi has served concurrently as Chief Executive Officer and President of Scitex Corporation and as vice president of Clal Industries and Investments Ltd. (“CII”), one of Israel’s largest investment and holding companies. CII, located in Tel Aviv, Israel, is invested primarily in the industrial and technology sectors and holds a major equity position in ViryaNet. During 2000, Mr. Agassi served as the general manager of Leumicard Ltd., one of Israel’s leading credit card providers and servicers located in Bene Brak, Israel. From 1993 until 1998, Mr. Agassi served as the general manager of Israeli Direct Insurance Company (“IDI”), a direct insurer located in Tel Aviv, which he co-founded in 1993. Before founding IDI, Mr. Agassi was employed from 1987 until 1992 at The Magen Insurance Company, a direct insurer located in Tel Aviv, most recently as the vice president of Operations. Mr. Agassi has earned a Bachelor of Arts degree in Economics from Tel Aviv University and has an MBA in Marketing from Bar Ilan University.

Compensation

We have entered into employment agreements with Messrs. HaCohen, Burke, Gabrielli, and with Ms. Hobo. These employment agreements contain various provisions, including provisions relating to assignment of intellectual property rights to us, non-competition and confidentiality. Under the agreements with Messrs. HaCohen, Burke and Gabrielli, they are entitled to 6 months of severance, including benefits, in the event we terminate their respective employment without cause, under the circumstances provided in each of their employment agreements. Under the agreements with Ms. Hobo, she is entitled to 3 months of severance, including benefits, in the event we terminate her employment without cause. We have also entered into executive incentive bonus or commission plans with all of these executives.

The aggregate remuneration we paid for the year ended December 31, 2002 to our directors and executive officers as a group was $1,819,722 in salaries, fees, commissions and bonuses. Included in this amount is remuneration to four of our former executive officers. This amount includes $22,548 set aside or accrued to provide for pension, retirement or similar benefits provided to our directors and executive officers.

Our directors who are not executive officers do not receive cash compensation for their service on the board of directors or any board committee. All directors are reimbursed for their expenses for each board meeting attended, and with respect to our external directors, such reimbursement is made in accordance with the applicable provisions of Companies Law. For additional information, please see the discussion under the heading “External Directors”. During fiscal 2002, options to purchase 313,750 ordinary shares were granted to our directors and executive officers. Included in this amount are options to purchase 106,200 ordinary shares granted to five of our former directors and executive officers, of which 80,533 were canceled after the termination of their employment with us. The weighted average exercise price of these outstanding options was $1.88 per share, with vesting over two to three years. All options were issued pursuant to the 1999 Stock Option and Incentive Plan.

In January 2002, certain directors and executive officers of ViryaNet tendered and irrevocably canceled options to purchase a total of 249,500 ordinary shares of ViryaNet previously granted to such directors and executive officers. In September 2002, ViryaNet’s board of directors approved the grant of replacement options to such directors and executive officers, ViryaNet’s shareholders approved the grant of replacement options to such directors, and such replacement options were granted.

Board Practices

The following table sets forth certain information concerning our current directors and executive officers:

Name	Current Office(s) Held	Commencement of Office	Termination/Renewal Date of Office
Samuel I. HaCohen	Executive Chairman of the Board of Directors	March 1998	2003 Annual Meeting
Winfried A. Burke	President	October 2000	Not applicable
	Chief Executive Officer	February 2001	Not applicable
	Director	June 2001	2003 Annual Meeting
Vladimir Morgenstern(3)	Director	July 1999	2003 Annual Meeting
Albert A. Gabrielli	Executive Vice President, Professional Services and Chief Financial Officer	April 2001	Not applicable
Masayo Hobo	General Manager, Japan	November 1998	Not Applicable
Hillel Milo(1),(2),(3),(4)	Director	June 2000	2004 Annual Meeting
Peter Gyenes(1),(2),(3),(4)	Director	September 2002	2005 Annual Meeting
Yeoshua Agassi(2),(4)	Director	July 2001	2003 Annual Meeting

(1)	External Directors under the Companies Law
(2)	Member of Audit Committee
(3)	Member of Compensation Committee
(4)	Independent Directors

Our Articles of Association provide that directors are elected at our annual general meeting of the shareholders by a vote of the holders of a majority of the voting power represented at that meeting. Each director, except for the external directors as described below, holds office until the next annual general meeting of the shareholders.

External Directors; Independent Directors

Israeli Companies Law

We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000 and supersedes most of the provisions of the Israeli Companies Ordinance, New Version, 5743-1983. Under the

Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint two external directors. Messrs. Milo and Gyenes serve as our External Directors.

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

Independent Directors

The ordinary shares offered in our initial public offering are listed for quotation on the Nasdaq SmallCap Market and the Tel-Aviv Stock Exchange and are subject to the rules of the Nasdaq SmallCap Market applicable to quoted companies. Under the Nasdaq rules, we are required to appoint a minimum of three independent directors. The independence standard under the Nasdaq rules excludes any person who is a current or former employee of a company as well as the immediate family members of an executive officer of a company. Messrs. Milo, Gyenes and Agassi serve as independent directors and meet the independence standard of the Nasdaq rules.

Audit Committee

Nasdaq Rules and Israeli Companies Law

Our board of directors has formed an audit committee. The audit committee exercises the powers of the board of directors for our accounting, reporting and financial control practices. Under the Companies Law, both of the External Directors should be members of the Audit Committee. Messrs. Milo, Gyenes and Agassi are members of our audit committee.

Under the Nasdaq rules, we are required to form an audit committee consisting of at least three independent directors. The responsibilities of the audit committee under the Nasdaq rules include evaluating the independence of a company’s outside auditors. Our current audit committee complies with the Nasdaq rules. Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee. The Companies Law requires that the audit committee be comprised of at least three directors, including all of the external directors, but excluding:

•	a chairman of the board of directors;

•	a controlling shareholder or the relative of a controlling shareholder; or

•	any director employed by the company, or who provides services to the company on a regular basis.

Role of Audit Committee

The roles of our audit committee under the Companies Law include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. The responsibilities of the audit committee under the Nasdaq rules include, among other things, evaluating the independence of a company’s outside auditors.

In addition to such functions as the audit committee may have under the Companies Law or under the Nasdaq rules, the primary purpose of our audit committee is to assist the board of directors in fulfilling its responsibility to oversee management’s conduct of the financial reporting process, the systems of internal accounting and financial controls and the annual independent audit of the company’s financial statements. The audit committee reviews with management and our outside auditors the audited financial statements included in our Annual Report on Form 20-F and our interim quarterly financial results included on Form 6-K.

The audit committee must observe the independence of our outside auditors and has the authority and responsibility to nominate for shareholder approval, evaluate and, where appropriate, replace our outside auditors.

In discharging its oversight role, our audit committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of our company and the power to retain outside counsel, auditors or other experts for this purpose.

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

Employees

As of May 1, 2003, we had 28 employees in Israel, 39 in the United States, and 8 in Japan. Of our 75 employees, 17 were engaged in research and development, 15 in sales, marketing and business development, 32 in professional services and technical support and 11 in finance, administration and operations. None of our employees is represented by a labor union.

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

We have to comply with various labor and immigration laws throughout the world, including laws and regulations in Israel, the United States and Japan. Compliance with these laws has not been a material burden for us. If the number of our employees increases over time, our compliance with these regulations could become more burdensome.

Share Ownership

As of May 1, 2003, the aggregate number of our ordinary shares beneficially owned by our directors and executive officers was 729,471 including options and warrants to purchase up to 221,608 ordinary shares which are exercisable or will become exercisable within 60 days of May 1, 2003. This number includes ordinary shares held by the Clal Group since an affiliate of the Clal Group serves on our board of directors and, accordingly, such designee may be deemed to be the beneficial owner of the ordinary shares held by the Clal Group. Such designee disclaims beneficial ownership of such shares. See “Major Shareholders and Related Party Transactions” in Item 7 below.

As of May 1, 2003, options to purchase up to 250,350 ordinary shares granted to our directors and executive officers were outstanding under our option plans. The weighted average exercise price of these options was $2.64 per share. From these options, options to purchase 210,770 ordinary shares granted to our directors and executive officers are exercisable or will become exercisable within 60 days of May 1, 2003.

As of May 1, 2003, there were approximately 652 shareholders of record.

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

The 1996 Stock Option and Incentive Plan

In 1996, we adopted the 1996 Stock Option and Incentive Plan and reserved 140,000 ordinary shares for issuance to employees. As of May 1, 2003, options to purchase 53,660 ordinary shares were outstanding under the 1996 Stock Option and Incentive Plan and options to purchase 30,731 ordinary shares were exercised into ordinary shares. The 55,609 ordinary shares that were available for grants of additional options were transferred to the 1999 Stock Option and Incentive Plan. The exercise price of options granted under the 1996 Stock Option and Incentive Plan range from $6.11 to $10.00.

The 1997 Stock Option and Incentive Plan

In 1997, we adopted the 1997 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 50,000 ordinary shares. As of May 1, 2003, options to purchase 325 ordinary shares were outstanding under the 1997 Stock Option and Incentive Plan and options to purchase 7,990 ordinary shares were exercised into ordinary shares. The 41,685 ordinary shares that were available for grants of additional options were transferred to the 1999 Stock Option and Incentive Plan. The exercise price of the options granted under the 1997 Stock Option and Incentive Plan is $23.00.

The 1998 Stock Option and Incentive Plan

In 1998, we adopted the 1998 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 150,000 ordinary shares to employees. As of May 1, 2003, options to purchase 6,900 ordinary shares were outstanding under the 1998 Stock Option and Incentive Plan and options to purchase 950 ordinary shares were exercised into ordinary shares. The 142,150 ordinary shares that were available for grants of additional options were transferred to the 1999 Stock Option and Incentive Plan. The exercise price of the options granted under the 1998 Stock Option and Incentive Plan range from $10.00 to $39.00.

The 1999 Stock Option and Incentive Plan

In 1999, we adopted the 1999 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 300,000 ordinary shares to employees and transferred an additional 229,444 ordinary shares to the 1999 Stock Option and Incentive Plan from the 1996 Stock Option and Incentive Plan, the 1997 Stock Option and Incentive Plan and the 1998 Stock Option and Incentive Plan. As of May 1, 2003, options to purchase 452,136 ordinary shares were outstanding under the 1999 Stock Option and Incentive Plan, options to purchase 375 ordinary shares were exercised into ordinary shares and 386,933 additional ordinary shares were available for grants of additional options. The exercise price of the options granted under the 1999 Stock Option and Incentive Plan range from $1.64 to $120.00.

In June 2001, the Company’s shareholders approved the reservation of options to purchase an additional 300,000 ordinary shares to employees, for an aggregate of 600,000 ordinary shares to be granted under the 1999 Stock Option and Incentive Plan.

Administration of Our Option Plans

Our option plans are administered by the board of directors. Under the option plans, options to purchase our ordinary shares may be granted to the officers, directors, employees or consultants of ViryaNet or of any of our subsidiaries. Under the option plans, the exercise price of options shall be determined by the committee. The vesting schedule of the options is also determined by the committee but generally the options vest over a four year period. Each option granted under the option plans is exercisable until seven years from the date of the grant of the option. The 1996 Stock Option and Incentive Plan, the 1997 Stock Option and Incentive Plan, the 1998 Stock Option and Incentive Plan and the 1999 Stock Option and Incentive Plan will expire on December 31, 2005, 2006, 2007 and 2008, respectively.

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

In March 2002, we granted 95,365 options to employees that participated in the option exchange program and were employed by the Company at the time of the grant (certain employees who previously tendered their options under the stock option exchange program were not employed by the Company in March 2002 and thus were not eligible for the issuance of replacement options). Each new option has the same vesting commencement date and vesting schedule as the option for which it was exchanged. The exercise price of each new option was based on the fair market value of our ordinary shares at the time of grant, which was $5.60.

In September 2002, we granted 310,260 options to certain directors, consultants and employees of ViryaNet that voluntarily terminated certain stock option grants during January 2002. The exercise price of each new replacement option was based on the fair market value of our Ordinary Shares at the time of grant, which was $1.64.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

The following table summarizes information about the beneficial ownership of our outstanding ordinary shares as of May 1, 2003 for each person or group that we know owns more than 5% of our ordinary shares.

We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any ordinary shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days of May 1, 2003. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power for all ordinary shares held by them. Applicable percentage ownership in the following table is based on 2,681,733 ordinary shares outstanding as of May 1, 2003.

Ordinary Shares Beneficially Owned

Name and Address	Number	Percent of Class
The Clal Group(1) Kiriat Atidim Ramat Hachayal P.O. Box 61581, Tel Aviv 58177, Israel	438,774	16.3%

GE Capital Equity Holdings, Inc.(2) 120 Long Ridge Road Stamford, CT 06927, United States	279,760	10.2%

Advanced Technology Ventures IV L.P.(3) 485 Ramona Street, Suite 200 Palo Alto, CA 94301, United States	201,550	7.5%

SVM Star Ventures Management GmbH No. 3(4) Possartsrassa 9 D-81679 Munich, Germany	179,441	6.7%

All directors and executive officers as a group (8 persons)(5)	729,471	25.1%

(1)	Includes:
•	75,382 ordinary shares and warrants to purchase 1,584 ordinary shares exercisable within 60 days of May 1, 2003, held by Clal Venture capital;
•	78,500 ordinary shares and warrants to purchase 1,584 ordinary shares exercisable within 60 days of May 1, 2002, held by Clalit;
•	130,801 ordinary shares and warrants to purchase 3,660 ordinary shares exercisable within 60 days of May 1, 2002, held by Industries and Investments; and
•	139,851 ordinary shares and warrants to purchase 3,660 ordinary shares exercisable within 60 days of May 1, 2002, held by Clal Electronics;
•	Options to purchase 3,750 ordinary shares exercisable within 60 days of May 1, 2003 held by Yeoshua Agassi, vice president of Clal Industries and Investments.
(2)	Includes warrants to purchase 75,990 ordinary shares exercisable within 60 days of May 1, 2003, held by GE Capital Equity Holdings, Inc. (“GE Holdings”) and warrants to purchase 5,000 ordinary shares exercisable within 60 days of May 1, 2003, held by General Electric Medical Systems, a division of General Electric Corporation.
(3)	Includes warrants to purchase 4,798 ordinary shares exercisable within 60 days of May 1, 2003 held by Advanced Technology Ventures IV L.P.
(4)	Includes:
•	41,357 ordinary shares held by STAR Management of Investments (1993) Limited Partnership;
•	33,315 ordinary shares held by SVE STAR Ventures Enterprises No. III, a German civil law partnership (with limitation of liability);
•	2,786 ordinary shares held by SVE STAR Ventures Enterprises No. IIIA, a German civil law partnership (with limitation of liability);
•	14,659 ordinary shares held by SVM STAR Ventures Managementgesellschaft GmbH Nr. 3 & Co. Beteiligungs KG;
•	65,077 ordinary shares held by SVE STAR Ventures Enterprises No. V, a German civil law partnership (with limitation of liability); and
•	22,247 ordinary shares held by SVM STAR Ventures Management GmbH No. 3. SVM STAR Ventures Management GmbH No. 3 has the sole power to vote or direct the vote of the ordinary shares held by the STAR entities And is therefore considered the beneficial owner of the shares beneficially held by SVE STAR Ventures Enterprises No. III, SVE STAR Ventures Enterprises No. IIIA, SVM STAR Ventures Management gesellschaft GmbH No. 3 & Co. Beteiligungs KG, and SVE STAR Ventures Enterprises No. V. SVM STAR Venture Capital Management Ltd. has the Sole power to vote or direct the vote of the ordinary shares held by STAR Management of Investments (1993) Limited Partnership and is therefore considered the beneficial owner of the shares beneficially held by STAR Management of Investments (1993) Limited Partnership.
(5)	Also includes options granted to such directors and executive officers of the Company, which are exercisable within 60 days of May 1, 2003. This number includes ordinary shares held by the Clal Group since an affiliate of the Clal Group serves on our board of directors and, accordingly, such designee may be deemed to be the beneficial owner of the ordinary shares held by the Clal Group. Such designee disclaims beneficial ownership of such shares.

Our major shareholders do not have different voting rights.

Related Party Transactions

Registration Rights

On February 25, 2002 we entered into a Registration Rights Agreement with the former shareholders of iMedeon Inc. Under this agreement, holders of 510,055 ordinary shares have the right, starting as of August 25, 2002 and only under certain circumstances, to require us to register their ordinary shares for sale. Under this agreement such shareholders were also granted “piggyback” rights.

VAR Agreement with GE

On January 17, 2003, we established a reseller agreement with GE Network Solutions, a business unit of GE Power Systems, and an affiliate of GE Capital Equity Holdings, which is a shareholder of ViryaNet. Under the terms of the agreement, GE Network Solutions will act as a value added reseller (VAR) of the ViryaNet solution set, and will market, sell, implement, and support the ViryaNet solutions in the utilities, oil & gas, and telecommunications markets worldwide. The terms of the agreement included an initial purchase by GE Network Solutions of ViryaNet software licenses.

Loans

In June, 1999, the board of directors issued Mr. HaCohen 17,390 Series C-2 Preferred Shares, in consideration of $100,000, which we loaned to Mr. HaCohen. The loan was approved by the shareholders in June 2000 and bears an annual interest at the rate of 6.5%. As of May 1, 2003, the outstanding loan amount was $136,000. Following the filing of the previous 20F of the Company for the year ended on December 31, 2001, we became aware that in accordance with the signed loan agreement with Mr. HaCohen, repayment of the loan was not due on June 30, 2002 (as set forth in the previous filings of the Company) but is due when Mr. HaCohen sells or otherwise disposes of the shares subject to the loan. In addition, the Company, at its sole discretion, may call for immediate payment of the loan and the interest thereon in the event that (i) Mr. HaCohen becomes bankrupt or files a motion for bankruptcy, or (ii) Mr. HaCohen ceases to remain in the employment of the Company for any reason.

Although in the previous 20F of the Company for the year ended on December 31, 2001 we stated that we intend to request shareholders’ approval for the modification of the repayment terms of the loan, in light of the above no changes to the terms of the loan were or will be presented to the Company shareholders’ for their approval and repayment of the loan shall be subject to the terns of the signed loan agreement, as described above.

On May 28, 2001, we have entered into a loan agreement with Mr. Burke for a principal sum of $52,000. Under the loan agreement, as amended, repayment of such loan amount by Mr. Burke (together with an interest equal to the applicable Federal Rate as published by the IRS on the date of the loan agreement) shall be made upon the earlier to occur of: (i) May 28, 2005, (ii) termination of Mr. Burke’s employment with ViryaNet, or (iii) such time as Mr. Burke elects to repay the loan. In addition, under the loan agreement Mr. Burke shall not be required to repay any outstanding loan amount in the event that his employment with the Company is terminated by the Company without cause.

Warrants

From January 1, 2002 through December 31, 2002, we have issued to GE Capital Equity Investments, Inc. warrants to purchase an aggregate 67,223 ordinary shares of the company, as consideration for marketing services provided to us.

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

We have obtained directors and officers liability insurance for the benefit of our directors and office holders and intend to continue and obtain such insurance and pay all premiums thereunder to the fullest extent permitted by the Companies Law.

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

Limitations on Insurance and Indemnification

The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of:

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

Under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee, our board of directors and, in specified circumstances, by our shareholders.

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

Legal Proceedings

We are not involved in any legal proceedings that we believe, individually or in the aggregate, will have a material adverse effect on the Company.

Dividend Distribution Policy

We have never declared or paid dividends to our shareholders and we do not intend to pay dividends in the future. We anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and, therefore, do not expect to pay any dividends in the future.

Significant Changes

Not applicable.

Item 9.    The Offer and Listing

Market Price Information

Through May 31, 2003, the high and low reported sales prices for our ordinary shares were as follows:

Period	High	Low
Year ending
December 31, 2002	6.90	0.746
December 31, 2001	41.25	3.80
December 31, 2000	93.75	25.63
Quarters ending

2002 Fourth Quarter, ending	1.33	0.746
December 31, 2002

Third Quarter, ending	4.339	1.30
September 30, 2002

Second Quarter, ending	6.20	3.00
June 30, 2002

First Quarter, ending	6.90	4.10
March 31, 2002

2001 Fourth Quarter, ending	7.70	3.80
December 31, 2001

Third Quarter, ending	10.70	6.20
September 30, 2001
Second Quarter, ending	13.13	7.50
June 30, 2001

First Quarter, ending	41.25	10.00
March 31, 2001

Most Recent 6 months	High	Low
May 2003	0.90	0.46

April 2003	0.52	0.40

March 2003	0.81	0.42

February 2003	0.92	0.80

January 2003	0.889	0.72

December 2002	0.99	0.746

Markets on Which Our Ordinary Shares Trade

Our ordinary shares have been listed on The Nasdaq National Market since September 19, 2000, under the symbol “VRYA”. Prior to September 19, 2000, there was no public market for our ordinary shares. On October 29, 2001 our ordinary shares were listed for trading on the Tel Aviv Stock Exchange as well.

On September 5, 2002, we were notified by The Nasdaq National Market that we were not in compliance with Marketplace Rule 4450(a)(2) by failing to maintain a minimum market value of $5,000,000 for our publicly held shares and had until December 4, 2002 to regain compliance. Due to the economic and market conditions affecting our valuation, we concluded that we would request a transfer of our securities listing from The Nasdaq National Market to The Nasdaq SmallCap Market. The transfer was approved on December 20, 2002, and our trading on the SmallCap Market began on December 31, 2002.

Item 10.    Additional Information

Share Capital

Not applicable.

Memorandum and Articles of Association

Company’s objectives

The Company’s objectives, as set forth in section 3 of our Articles of Association, are to carry on any business and do any act, which is not prohibited by law. We may also make contributions of reasonable sums to worthy purposes even if such contributions are not made on the basis of business considerations.

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

Upon liquidation, all available surpluses, after payments of all debts, shall be distributed to our shareholders on a pro-rata basis.

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

The following discussion also does not address any aspect of state, local or non-United States tax laws or any aspect of United States estate or gift taxation and does not address aspects of United States federal income taxation applicable to United States holders holding options, warrants or other rights to acquire our ordinary shares, or who otherwise receive our ordinary shares as compensation. Further, this summary generally considers only United States holders that hold their ordinary shares as capital assets and does not consider the tax treatment of holders who are partnerships or who hold ordinary shares through a partnership or other pass-through entity. This discussion also assumes that we will not be treated as a controlled foreign corporation. Under the internal revenue code, a controlled foreign corporation generally means any foreign corporation if, on any day during its taxable year, more than fifty percent of either the total combined voting power of all classes of stock of the corporation entitled to vote, or the total value of the stock of the corporation is owned, directly, indirectly or by attribution, by United States persons who, in turn, own directly, indirectly or by attribution, ten percent or more of the total combined voting power of all classes of stock of the corporation entitled to vote. This discussion does not apply to any person who is not a United States holder or to any person, which holds shares other than ordinary shares.

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

The amount of foreign income taxes, which may be claimed as a credit in any year, is subject to complex limitations and restrictions, which must be determined on an individual basis by each United States holder. In general, the total amount of allowable foreign tax credits in any year cannot exceed the pre- credit United States tax liability for the year attributable to each of nine categories of foreign source taxable income. Dividends received by a United States holder on stock of a foreign corporation, such as our ordinary shares, are generally treated as foreign source income within the category of passive income for this purpose, but are subject to being reclassified as United States source income in specific circumstances. Because distributions in excess of our current and accumulated earnings and profits generally will not give rise to foreign source income, a person may be unable to claim a foreign tax credit for Israeli withholding tax imposed on the excess amount unless, subject to applicable limitations, such person has other foreign source income. A United States holder’s foreign tax credit may be further limited or restricted based on that United States holder’s particular circumstances, including the length of time the United States holder owned our ordinary shares and whether the alternative minimum tax provisions of the internal revenue code apply. If a United States holder’s foreign tax credit is restricted in one taxable year, the excess foreign tax credit generally can be carried back for two taxable years and forward for five taxable years, subject to the limitations described above.

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

A personal holding company generally is taxed at a rate of 38.6% of its undistributed personal holding company income, which is generally calculated based on the corporation’s taxable income, after making adjustments including deducting dividends paid and income taxes. We cannot provide any assurance that either test will not be satisfied in 2003 or future years because it is difficult to make accurate predictions of future income and the amount of stock an individual will actually or constructively own in us.

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

If a corporation is classified as a foreign personal holding company, a portion of its undistributed foreign personal holding company income, as defined for United States federal income tax purposes, would be imputed to all of its shareholders who are United States holders on the last day of the corporation’s taxable year, or, if earlier, the last day on which the United States ownership test set forth above is met. The imputed income would be taxable as a dividend, even if no cash dividend is actually paid. United States holders who dispose of their shares before that date would not be subject to United States federal income tax under these rules. We cannot provide any assurance that we will not qualify as a foreign personal holding company in 2003 or future years because it is difficult to make accurate predictions of future income and the amount of stock a United States citizen or resident will actually or constructively own in us.

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

In general, if a corporation is classified as a foreign investment company at any time during the period a United States holder holds the corporation’s stock, any gain from the sale or exchange, or distribution treated as an exchange, of stock in that corporation by the United States holder will be taxable as ordinary income to the extent of the United States holder’s ratable share of the corporation’s accumulated earnings and profits. We cannot provide any assurance that we will not qualify as a foreign investment company in 2003 or future years because it is difficult to make accurate predictions of the amount of stock United States holders will directly or indirectly own in us.

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

Status of ViryaNet as a Passive Foreign Investment Company

Although we do not believe that we were a PFIC in 2002, there can be no assurance that the IRS will agree with that conclusion or that we will not become a PFIC in 2003 or in a subsequent year. Passive foreign investment company status is determined as of the end of each taxable year and is dependent upon a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. The determination of whether we are or will become a passive foreign investment company will be affected by how rapidly we use our cash and investment assets in our business. Also, a significant decline in the market price of our ordinary shares may result in our being classified as a passive foreign investment company.

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

General Corporate Tax Structure

The general corporate tax rate in Israel is 36% although the tax rate on capital gains was lowered to 25% on January 1, 2003. However, the effective tax rate payable by a company which derives income from an approved enterprise may be considerably less.

Law for the Encouragement of Industry, Taxes, 1969

We qualify as an industrial company under the Law for the Encouragement of Industry (Taxes), 1969, otherwise known as the industry encouragement law. A company qualifies as an industrial company under the industry encouragement law if it resides in Israel and at least 90% of its income in a given tax year, exclusive of income from specified loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial manufacturing.

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

The chief scientist has approved some of our research and development programs and we have been able to deduct, for tax purposes, a portion of our research and development expenses net of the grants received. Other research and development expenses that are not approved may be deducted for tax purposes in 3 equal installments during a 3-year period.

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

Israeli law generally imposes a capital gains tax on the sale of publicly traded securities. Pursuant to changes made to the Israeli Income Tax Ordinance in January 2003, capital gains on the sale of our ordinary shares will be subject to Israeli capital gains tax, generally at a rate of 15%. However, as of January 1, 2003 nonresidents of Israel will be exempt from capital gains tax in relation to the sale of our ordinary shares for so long as (a) our ordinary shares are listed for trading on a stock exchange outside of Israel, (b) the capital gains are not accrued or derived by the nonresident shareholder’s permanent enterprise in Israel, (c) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the nonresident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel, and (d) neither the shareholder nor  the particular capital gain is otherwise subject to certain sections of the Israeli Income Tax Ordinance. As of January 1, 2003 nonresidents of Israel are also exempt from Israeli capital gains tax resulting from the sale of securities on the Tel Aviv Stock Exchange provided that the capital gains are not accrued or derived by the nonresident shareholder’s permanent enterprise in Israel.

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

Under the treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a resident of the United States under the treaty generally is 25%. However, dividends generally paid to a United States corporation by an Israeli company that does not enjoy the benefits of an approved enterprise will generally be subject to a 12.5% dividend withholding tax if:

•	the recipient corporation owns at least 10% of the outstanding voting shares of the Israeli company during the portion of the current taxable year and during the whole of the prior taxable year of the Israeli company preceding the date of the dividend; and not more than 25% of the gross income of the Israeli company during the prior taxable year of the Israeli company preceding the date of the dividend consists of interest or dividends.

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

The aggregate offering price of the initial public offering to the public was $32,000,000, with proceeds to us, after deduction of the underwriting discount, of $29,760,000 (before deducting offering expenses payable by us). From September 19, 2000, through December 31, 2002, the aggregate amount of expenses incurred by us in connection with the issuance and distribution of ordinary shares offered and sold in the initial public offering was approximately $6,376,000, including $2,240,000 in underwriting discounts and commissions, $428,000 in payments to directors and officers and $3,708,000 in other expenses.

The net proceeds to us from the initial public offering, after deducting underwriting discounts and commissions and other expenses, were approximately $25,624,000

From September 19, 2000, through December 31, 2002, the amount of net offering proceeds used for purchase of equipment and software was approximately $2,339,000, and approximately $23,285,000 for working capital purposes.

Item 15.    Controls and Procedures

(a)  Evaluation of disclosure controls and procedures. To their best knowledge and belief and based on their evaluation of the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the Company’s chief executive officer and chief financial officer have concluded that the Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.

(b)  Changes in internal controls. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

Item 16.    [RESERVED]

PART III

Item 17.     Financial Statements

Not applicable.

Item 18.     Financial Statements

See the Index to Consolidated Financial Statements and related Financial Statements accompanying this report-beginning page F-1.

Item 19.     Exhibits

Exhibit Index			Description of Document
1		1)	Memorandum of Association of Registrant (English translation) dated March 8, 1988	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

		2)	Amended Articles of Association of ViryaNet	Filed as Exhibit 1(2) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

4	(a)	1)	The 2000 Amendment and Restatement to the Investors Rights Agreement among ViryaNet and the Investors dated April 5, 2000	Filed as Exhibit 10.5 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

		2)	The Registration Rights Agreement, among ViryaNet and the previous shareholders of iMedeon Inc. dated February 25, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

		3)	The Agreement and Plan of Merger among ViryaNet, iMedeon Inc. and the stockholders of iMedeon, dated February 25, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

		4)	Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase ordinary shares.	Filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

		5)	Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase ordinary shares.	Filed as Exhibit 10.11 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

		6)	Form of warrant issued by ViryaNet to customers prior to July 1, 2000 to purchase ordinary shares.	Filed as Exhibit 10.12 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

		7)	Form of warrant issued by ViryaNet to customers after July 1, 2000 to purchase ordinary shares.	Filed as Exhibit 10.17 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference

		8)	Warrant issued by ViryaNet to Bank Hapoalim Ltd. to purchase ordinary shares dated effective February 13, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

		9)	Warrant issued by ViryaNet to GE Capital Equity Investments, Inc. to purchase ordinary shares dated effective February 21, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

Exhibit Index			Description of Document
		10)	Letter of Credit issued by Bank Hapoalim B.M. to ViryaNet dated February 10, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

		11)	Letter from Bank Hapoalim B.M. to ViryaNet dated July 14, 2003.	Translation.

4	(b)	1)	Lease for approximately 16,950 square feet of office space in Jerusalem, Israel.	Filed as Exhibit 10.14 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

		2)	A new Lease agreement reducing the current Company premises leased in Jerusalem, Israel, to an area of approximately 7,600 square feet of office space, dated February 25, 2002 (as summarized and translated into English).	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

		3)	Lease for approximately 13,807 square feet in Southborough, Massachusetts.	Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

		4)	Lease for approximately 20,000 square feet located in Alpharetta, Georgia.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

		5)	Consent of Kost, Forer & Gabbay, a member of Ernst and Young International	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2002.

		6)	Value Added Reseller Agreement by and between the Company and GE Networks Solutions, dated January 17, 2003.

		7)	First Amendment to the Lease Agreement by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.

		8)	Promissory Notes by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.

4	(c)	1)	The Company’s 1996 Stock Option and Incentive Plan.	Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

		2)	The Company’s 1997 Stock Option and Incentive Plan.	Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

		3)	The Company’s 1998 Stock Option and Incentive Plan.	Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

		4)	The Company’s 1999 Stock Option and Incentive Plan.	Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

		5)	Form of Indemnification Agreement entered into with directors and officers of the Company.	Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

		6)	Tender Offer Statement under Section 13(e)(1) of the Securities Exchange Act of 1934.	Filed on Form SC TO-I, No. 005-60313 and incorporated herein by reference.

99.1		1)	Certification of Winfried A. Burke and Albert A. Gabrielli pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southborough, Massachusetts, on this 15th day of July, 2003.

VIRYANET LTD.

By:	/s/ WINFRIED A. BURKE

Winfried A. Burke President and Chief Executive Officer

CERTIFICATIONS

I, Winfried A. Burke, certify that:

1.	I have reviewed this annual report on Form 20-F of ViryaNet Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s Board of Directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 15, 2003

/s/ WINFRIED A. BURKE

Winfried A. Burke, Chief Executive Officer ViryaNet Limited

I, Albert A. Gabrielli, certify that:

1.	I have reviewed this annual report on Form 20-F of ViryaNet Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s Board of Directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 15, 2003

/s/ ALBERT A. GABRIELLI

Albert A. Gabrielli, Chief Financial Officer ViryaNet Limited

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

[LOGO]

REPORT OF INDEPENDENT AUDITORS

To the shareholders of VIRYANET LTD.

We have audited the accompanying consolidated balance sheets of ViryaNet Ltd. (“the Company”) and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

KOST FORER & GABBAY

A Member of Ernst & Young Global

Tel-Aviv, Israel

July 15, 2003

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2001	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,540	$3,211
Restricted cash (Note 3)	30	30
Trade receivables (net of allowance for doubtful accounts of $1,302 and $1,905 for 2001 and 2002, respectively)	3,681	673
Unbilled receivables	4,486	846
Other accounts receivable and prepaid expenses (Note 4)	2,006	1,090

Total current assets	18,743	5,850

SEVERANCE PAY FUND	703	554

PROPERTY AND EQUIPMENT, NET (Note 5)	2,663	1,529

INTANGIBLE ASSETS, NET:
Technology (net of accumulated amortization of $50 as of December 31, 2002) (Notes 1d, 6)	—	130
Goodwill (Notes 1d)	—	2,772

	—	2,902

Total assets	$22,109	$10,835

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

(except share data)

	December 31,
	2001	2002
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 7)	$5,557	$1,545
Trade payables	1,938	844
Deferred revenues	1,349	1,440
Other accounts payable and accrued expenses (Note 8)	3,290	3,139

Total current liabilities	12,134	6,968

LONG-TERM LIABILITIES:
Accrued severance pay	1,316	965
Long-term bank loan	—	2,400

Total long-term liabilities	1,316	3,365

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)
SHAREHOLDERS’ EQUITY
Share capital (Note 11):
Ordinary Shares of NIS 1.0 par value— Authorized: 3,500,000 shares as of December 31, 2001 and 2002; Issued and outstanding: 2,171,678 and 2,681,733 shares as of December 31, 2001 and 2002, respectively	611	721
Additional paid-in capital	97,962	100,934
Deferred stock compensation	(43)	—
Accumulated other comprehensive loss	(436)	(368)
Accumulated deficit	(89,435)	(100,785)

Total shareholders’ equity	8,659	502

	$22,109	$10,835

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2000	2001	2002
Revenues (Note 13a):
Software licenses	$17,027	$12,504	$3,489
Maintenance and services	10,080	7,498	5,190

Total revenues	27,107	20,002	8,679

Cost of revenues:
Software licenses	938	2,420	361
Maintenance and services	7,857	6,458	4,380

Total cost of revenues	8,795	8,878	4,741

Gross profit	18,312	11,124	3,938

Operating expenses:
Research and development	7,224	6,602	3,813
Less—royalty bearing grants	—	—	461

	7,224	6,602	3,352
Selling and marketing	16,385	14,150	6,598
General and administrative	3,848	3,931	2,314
Provision for doubtful accounts and write-off of bad debts (Note 2m)	9	1,265	2,319
In-process research and development write-off	—	—	480
Amortization of deferred stock compensation (1)	1,104	(64)	36

Total operating expenses	28,570	25,884	15,099

Operating loss	(10,258)	(14,760)	(11,161)
Financial income (expenses), net (Note 14)	26	190	(189)
Financial expenses related to amortization of beneficial conversion feature and compensation related to warrants to investors in convertible loan (Notes 11d, 11c(1)(d))	(16,556)	—	—

Net loss	$(26,788)	$(14,570)	$(11,350)

Basic and diluted net loss per Share	$(33.36)	$(6.71)	$(4.38)

Weighted average number of shares used in computing basic and diluted net loss per Ordinary share	802,979	2,171,113	2,587,948

(1) Stock based compensation relates to the following:
Cost of revenues	$4	$32	$—
Selling and marketing	207	12	32
General and administrative	893	(108)	4

Total	$1,104	$(64)	$36

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Preferred shares		Ordinary Shares		Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity (deficiency)
	Number	Amount	Number	Amount
Balance as of December 31, 1999	1,014,639	$294	270,064	$103	$37,728	$(603)	$—	$(48,077)	$—	$(10,555)
Conversion of Preferred shares	(1,014,639)	(294)	1,014,639	294	—	—	—	—	—	—
Issuance of Ordinary Shares, net	—	—	400,000	98	25,526	—	—	—	—	25,624
Conversion of long-term loan, net	—	—	334,389	82	15,969	—	—	—	—	16,051
Amortization of beneficial conversion feature	—	—	—	—	16,051	—	—	—	—	16,051
Exercise of warrants, net	—	—	134,921	30	555	—	—	—	—	585
Exercise of stock options, net	—	—	12,455	3	183	—	—	—	—	186
Amortization of compensation related to warrants to investors in convertible loans	—	—	—	—	505	—	—	—	—	505
Issuance of warrants to customers	—	—	—	—	333	—	—	—	—	333
Amortization of compensation related to warrants to bank	—	—	—	—	254	—	—	—	—	254
Amortization of compensation related to warrants to third party	—	—	—	—	119	—	—	—	—	119
Deferred stock compensation	—	—	—	—	1,073	(1,073)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	1,072	—	—	—	1,072
Compensation related to options granted to consultants	—	—	—	—	32	—	—	—	—	32
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	—	(288)	—	(288)	(288)
Net loss	—	—	—	—	—	—	—	(26,788)	(26,788)	(26,788)

Total comprehensive loss									$(27,076)

Balance as of December 31, 2000	—	—	2,166,468	$610	$98,328	$(604)	$(288)	$(74,865)		$23,181

The accompanying notes are an integral part of the financial statements

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity (deficiency)
	Number	Amount
Balance as of December 31, 2000	2,166,468	$610	$98,328	$(604)	$(288)	$(74,865)		$23,181
Exercise of stock options	5,210	1	55	—	—	—		56
Stock based Compensation related to warrants to a bank	—	—	87	—	—	—		87
Stock based Compensation related to warrants to a consultant	—	—	13	—	—	—		13
Stock based Compensation related to warrants to a customer	—	—	104	—	—	—		104
Forfeiture of stock options to employees	—	—	(625)	625	—	—		—
Reversal of amortization of deferred stock compensation	—	—	—	(64)	—	—		(64)
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	(148)	—	$(148)	(148)
Net loss	—	—	—	—		(14,570)	(14,570)	(14,570)

Total comprehensive loss							$(14,718)

Balance as of December 31, 2001	2,171,678	611	97,962	(43)	(436)	(89,435)		8,659
Issuance of shares in connection with the acquisition of iMedeon Inc.	510,055	110	2,843	—	—	—	—	2,953
Amortization of deferred stock compensation	—	—	—	36	—	—	—	36
Stock based Compensation related to warrants to a related party	—	—	136	—	—	—	—	136
Forfeiture of stock options to employees	—	—	(7)	7	—	—	—	—
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	68	—	68	68
Net loss	—	—	—	—	—	(11,350)	(11,350)	(11,350)

Total comprehensive loss							$(11,282)

Balance as of December 31, 2002	2,681,733	$721	$100,934	$—	$(368)	$(100,785)		$502

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2000	2001	2002
Cash flows from operating activities:
Net loss	$(26,788)	$(14,570)	$(11,350)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of current technology	900	1,154	1,306
In-process research and development write-off	—	—	480
Accrued severance pay, net	111	(239)	(202)
Amortization (reversal of amortization) of deferred stock compensation	1,072	(64)	36
Compensation related to warrants to a bank	254	87	—
Compensation related to warrants to a related party	119	—	136
Compensation related to warrants to a customer	—	104	—
Compensation related to warrants to a consultant	32	13	—
Amortization of beneficial conversion feature	16,051	—	—
Amortization of compensation related to warrants to investors in convertible loans	505	—	—
Decrease (increase) in trade receivables and unbilled receivables	(2,687)	(1,857)	6,462
Decrease (increase) in other accounts receivable and prepaid expenses	(2,041)	974	916
Increase (decrease) in trade payables	1,057	(515)	(1,086)
Increase (decrease) in deferred revenues	(5,252)	(607)	91
Increase (decrease) in other accounts payable and accrued expenses	875	(1,540)	(2,481)
Other	—	39	38

Net cash used in operating activities	(15,792)	(17,021)	(5,634)

Cash flows from investing activities:
Purchase of property and equipment	(2,330)	(1,037)	(71)
Proceeds from sale of property and equipment	28	97	6
Increase (decrease) in restricted cash	96	(30)	—
Cash provided in connection with the acquisition of iMedeon (a)	—	—	1,804

Net cash provided by (used in) investing activities	(2,206)	(970)	1,739

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2000	2001	2002
Cash flows from financing activities:
Short-term bank credit, net	$(5,138)	$5,412	$(1,612)
Proceeds from issuance of share capital and exercise of stock options, net	42,968	56	—
Issuance of warrants to customers	333	—	—
Decrease in accrued expenses related to issuance expenses	—	(521)	—
Principal payment of long-term loans	(11)	—	—

Net cash provided by (used in) financing activities	38,152	4,947	(1,612)

Effect of exchange rate on cash and cash equivalents	(202)	(254)	178

Increase (decrease) in cash and cash equivalents	19,952	(13,298)	(5,329)
Cash and cash equivalents at the beginning of the year	1,886	21,838	8,540

Cash and cash equivalents at the end of the year	$21,838	$8,540	$3,211

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Interest	$180	$167	$204

Supplemental disclosure of non-cash investing and financing activities:
Accrued expenses related to issuance expenses	$(521)	$—	$—

Conversion of loans to shares	$16,051	$—	$—

Refinancing of short-term loan on a long-term basis	$—	$—	$2,400

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Year ended December 31, 2002
(a) Acquisition of iMedeon Inc.

In February 2002, the Company and its subsidiaries acquired assets and assumed liabilities of iMedeon Inc., The estimated net fair value of the assets acquired and liabilities assumed as of the date of acquisition was as follows:

Working capital deficiency, excluding cash and cash equivalents	$(2,378)

Property and equipment	95
Current technology	180
In Process research and development	480
Goodwill	2,772
Less—amounts acquired by issuance of shares	(2,953)

$(1,804)

The accompanying notes are an integral part of the financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

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

ViryaNet Ltd. has four wholly-owned subsidiaries: two in the United States (“ViryaNet Inc.” and “iMedeon Inc.” and collectively (“ViryaNet US”)) one in the United Kingdom (“ViryaNet UK”), and one in Japan (“ViryaNet Japan”).

During the forth quarter of 2002 the company restructured its sale and support strategy in Europe and the Middle East, changing from a direct to an indirect selling model. This resulted in the termination of personnel and contractors employed directly by ViryaNet U.K.

The Company’s sales are made in the United States, Europe, Japan and Israel. In 2000, 2001 and 2002 sales to major customers constituted 23%, 12% and 38% of the total revenues, respectively. As for major customers, see Note 13b.

b.	On September 19, 2000, the Company completed its Initial Public Offering (“IPO”). Since then, the Ordinary Shares have been listed on the Nasdaq National Market (“Nasdaq”) in the U.S. In September 2002, the Company was notified by the Nasdaq that it was not in compliance with a certain Market place rule by failing to maintain a minimum market value of $5,000 for its publicly held. The Company requested a transfer of its securities listing from the Nasdaq to the Nasdaq Smallcap Market. The transfer was approved on December 20, 2002, and since then the Company’s shares are listed on the Small Cap Market.

c.	On October 29, 2001, the Company listed its shares for trade also on the Tel-Aviv Stock Exchange.

d.	Acquisition of iMedeon Inc.:

In February 2002, the Company acquired all the outstanding Ordinary Shares of iMedeon, Inc. (“iMedeon”), a United States based company, in a stock-for-stock transaction. iMedeon is a provider of mobile workforce management solutions to the utilities sector. The aggregate purchase price for this transaction was approximately $3,650, and consisted of 510,055 of the company’s Ordinary Shares (estimated fair value of $2,953) and transaction expenses of approximately $700.

The Company believes the acquisition will accelerate its penetration of the utilities sector, strengthen its delivery teams and result in a further strengthening of its product offerings.

The Company determined the fair value of the issued Ordinary Shares using Emerging Issues Task Force No. 99-12 “Determination of the Measurement Date For the Market Price of Acquirer Securities Issued in a Purchase Business Combination” (“EITF No. 99-12”). According to EITF No. 99-12 the fair value is determined based on the average market price of the Company’s Ordinary Shares close to the acquisition date.

The operations of iMedeon are included in the consolidated statements from the date of acquisition.

The acquisition was accounted for using the purchase method of accounting, in accordance with SFAS  No. 141, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Working capital, net	$123
Property and equipment	95
Technology(1)	180
In process research and development(2)	480
Goodwill(3)	2,772

Net assets acquired	$3,650

(1)	See also note 6.
(2)	In connection with the acquisition, the Company recorded a one time expense of $480 to write-off -in-process research and development acquired from iMedeon for which technological feasibility has not yet been established and for which no alternative future use exists.
(3)	See also note 7.

The following represents the unaudited pro-forma results of operations for the years ended December 31, 2001 and 2002 assuming that the iMedeon acquisition had been consummated as of January 1, 2001 and 2002, respectively:

	Year ended December 31,
	2001	2002
Revenues	$20,913	$8,921

Net loss	$21,942	$13,108

Basic and diluted net loss per share	$10.11	$5.06

The pro-forma financial information is not necessarily indicative of the consolidated results that would have been attained had the acquisition taken place at the beginning of 2002 or 2001, nor is it necessarily indicative of future results.

e.	Restructuring charges:

During the fourth quarter of 2002, the Company restructured its sales and support strategy in Europe and the Middle East, changing from a direct to an indirect selling model. This resulted in the termination of personnel and contractors employed directly by ViryaNet U.K. In connection with the 2002 restructuring plan, Emerging Issues Task Force 94-3 (“EITF 94-3”) “Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity (including certain cost in restructuring)” and Staff Accounting Bulletin No. 100 “Restructuring and Impairment Charges” (“SAB No. 100”) were applied and accordingly, the Company incurred expenses of $439, out of which $185 were included in cost of maintenance and services expenses, $150 in selling and marketing expenses and $104 in general and administrative expenses. As of December 31, 2002, $70 of the expense remain accrued.

Year ended December 31, 2002
Employee termination benefits	$332
Facilities closures	107

$439

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

Note 2:    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

All of the Company’s and ViryaNet U.S. sales are made in U.S. dollars (“dollars”). In addition, a substantial portion of the costs of the Company and ViryaNet U.S. are incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its U.S. subsidiaries operate. Thus, the dollar is their functional and reporting currency.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement No. 52 of the Financial Accounting Standard Board (“FASB”) “Foreign Currency Translation”. All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

The functional currency of ViryaNet UK and ViryaNet Japan has been determined to be their local currency. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive loss.

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

Restricted cash represents amounts deposited in the bank as security for a litigation pending against the Company by a former employee (See also Note 3).

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

g.	Technology

In February 2002, as a result of the iMedeon Acquisition, the Company acquired technology rights (“Technology”) in the amount of $180.

Intangible assets acquired in a business combination for which date is on or after July 1, 2001, should be amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Accordingly, current technology is amortized using the straight-line method over its estimated useful life, which is three years.

h.	Impairment of long-lived assets and identifiable intangibles

The Company’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No.144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

i.	Goodwill:

Goodwill represents excess of the costs over the net assets of business acquired. Under SFAS No.142, “Goodwill and other Intangible Assets” goodwill acquired in a business combination on or after July 1, 2001, is deemed to have indefinite life and shall not be amortized.

SFAS No.142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of market multiples for the reportable unit. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures the impairment. The Company completed its annual impairment test during the last quarter of 2002 and found no instances of impairment of its recorded goodwill; accordingly, the second testing phase was not necessary. No subsequent indicators of impairment have been noted by the Company.

j.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”. This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

k.	Revenue recognition:

The Company generates revenues from licensing the rights to use its software products directly to end-users and through indirect channels such as resellers and system integrators. The Company also generates revenues from rendering professional services, including consulting, customization, implementation, training and maintenance.

All of the Company’s software licenses sold through reseller agreements are non-exchangeable, non-refundable and non-returnable. Accordingly the resellers are considered end users.

Revenues from software license agreements are recognized, in accordance with Statement Of Position (SOP) 97-2 “Software Revenue Recognition” (as amended) SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has adopted Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions,” (“SOP 98-9”) for all multiple element transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the “residual method” when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method any discount in the arrangement is allocated to the delivered element.

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement, which is, in most cases, one year. Revenue from rendering services such as consulting, implementation, customization and training are recognized as work is performed. The VSOE of fair value of the undelivered elements is determined based on the price charged for the undelivered element when sold separately.

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting.

When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. To date, the Company had determined that the services are not considered essential to the functionality of other elements of the arrangement.

Revenues from software licenses that require significant customization, integration and installation are recognized in accordance with Statement of Position 81-1 “Accounting for Performance of Construction—Type and Certain Production—Type Contracts” (“SOP 81-1”), using contract accounting on a percentage of completion method, based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract and in accordance with the “Input Method.”. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2002 no such estimated losses were identified.

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

According to Statement of Opinion 81-1 “Accounting for Performance of Construction—Type and Certain Production—Type Contracts” (“SOP 81-1”), costs that are incurred for a specific anticipated contract are being deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract.

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenues.

The Company has entered into software license agreements with customers whereby, upon entering into these agreements, the Company granted warrants to these customers. In such cases, the Company deducts the fair value of these warrants from the related software revenues and amortizes the fair value over the period the related revenues are recognized. The fair value of these warrants is determined using the Black-Scholes option pricing model (see also Note 11c3).

l.	Research and development costs:

Statement of Financial Accounting Standards (SFAS) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. The Company does not incur any material costs between the completion of the working model and the point at which the product is ready for general release. Therefore, research and development cots are charged to the statement of operation.

m.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash trade receivables and unbilled receivables.

The Company’s cash and cash equivalents are invested in deposits in major banks in the United States, United Kingdom, Japan and Israel. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound. Accordingly, minimal credit risk exists with respect to these investments.

The Company’s trade receivables and unbilled receivables are derived from sales to customers located primarily in the United States, Europe, Japan and Israel. The Company has insured itself against credit associated with some of its trade receivables. In management’s opinion, the allowance for doubtful accounts adequately covers anticipated losses with respect to its accounts receivable. An allowance for doubtful accounts is established when the Company has determined that the account is doubtful of collection.

Management’s assessment for uncertainties of outstanding debts collectability resulted in a provision for doubtful accounts expenses in a total amount of $9, $1,265 and $2,319 for 2000, 2001 and 2002, respectively. During 2002, the Company wrote off $566 of trade receivables and $1,150 with respect to a balance due from an insurance company that the Company has determined to be uncollectible. Of these amounts, $1,166 was recorded as provision for doubtful accounts expenses in 2001 and $550 with respect to a balance due from an insurance company was recorded as bad debt expenses in 2002.

The Company committed to the bank for the sale, with recourse, of certain of its trade receivables. The Company provided the bank with guarantees to secure the trade receivables. As of December 31, 2002, a total amount of $1,658 was sold to the bank. The Company has provided the bank with an unlimited guarantee securing the obligations of applicable customers under the trade receivables sold.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

The Company has no off-balance sheet concentration of credit-risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

n.	Accounting for stock-based compensation:

The Company has elected to account for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock issued to Employees” and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”). Under APB No. 25, when the exercise price of the Company’s stock is less than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation :

Pro-forma information under SFAS No. 123:

	Year ended December 31,
	2000	2001	2002
Net loss as reported	$(26,788)	$(14,570)	$(11,350)
Add: stock based compensation expenses included in reported net loss	967	(64)	36
Deduct—stock-based compensation expense determined under fair value method for all awards	3,064	4,174	179

Pro forma net loss	$(28,885)	$(18,808)	$(11,493)

Pro forma basic and diluted net loss per share	$(35.97)	$(8.66)	$(4.28)

Under SFAS No. 123, pro forma information regarding net loss and net loss per share is required, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation Model with the following weighted-average assumptions for 2000, 2001 and 2002: risk-free interest rates of 5.75%, 3% and 3%, respectively; dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary Shares of 0.84, 0.68 and 0.5, respectively and weighted average expected life of the options of 4 years for each year.

For purposes of pro-forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period.

The Company applies SFAS No. 123 and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees. SFAS No. 123 requires the use of an option valuation model to measure the fair value of the options at the date of grant.

Grants and participations:

Royalty-bearing grants from the Government of Israel and from the BIRD-F for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized in 2002 from the OCS and the BIRD-F amounted to $276 and $185, respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

o.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees in Israel, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2000, 2001 and 2002, amounted to approximately $543, $1,353 and $753, respectively.

p.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

Cash and cash equivalents, trade receivables unbilled receivables and other accounts receivables and trade payables and other accounts payable and short-term bank credit approximate their fair value due to the short-term maturity of such instruments.

q.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential Ordinary Shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS No. 128”).

All outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because the securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding stock, options and warrants excluded from the calculations of diluted net loss per share were 761,020, 839,477 and 738,200 for the years ended December 31, 2000, 2001 and 2002, respectively.

r.	Impact of recently issued accounting standards:

In June 2002, the FASB issues SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN No. 45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee.

It also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2002, the Company has not yet determined what effect, if any, FIN 46 will have on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The Company does not expect that the adoption of this standard will have a material effect on its financial position or results of operations.

Note 3:    RESTRICTED CASH

The Company recorded a fixed charge on a short-term bank deposit due to a pending litigation against the Company by a former employee. As a result of the settlement of this litigation the charge was removed on March 16, 2003.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

Note 4:    OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2001	2002
Prepaid expenses	$690	$550
Employees	214	132
Government authorities	154	47
Due from insurance company	900	350
Other	48	11

	$2,006	$1,090

Note 5:    PROPERTY AND EQUIPMENT

a.	Cost:

	December 31,
	2001	2002
Computers, peripheral equipment and software	$5,522	$5,809
Office furniture and equipment	905	994
Motor vehicles	23	5
Leasehold improvements	283	537

	6,733	7,345

Accumulated depreciation	4,070	5,816

Depreciated cost	$2,663	$1,529

Depreciation expenses for the years ended December 31, 2000, 2001 and 2002, were approximately $900, $1,154 and $1,256, respectively.

b.	As for charges, See Note 10c.

Note 6:    INTANGIBLE ASSETS

a.	Original amounts:

	December 31,
	2001	2002
Original amounts:
Current Technology	$—	$180
Accumulated amortization	—	(50)

Amortized cost	$—	$130

See also note 1d.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

Note 7:    SHORT-TERM BANK CREDIT

In April 2001, Bank Hapoalim agreed to extend the line of credit that allowed the Company to borrow up to $6,000 until March 31, 2002. In February 2002, Bank Hapoalim agreed to extend the line of credit until January 31, 2003 and added two covenants that the Company was required to maintain: (a) the Company’s shareholders’ equity will not be less than 30% of the total balance sheet and (b) the Company’s annual earnings before interest and taxes will be positive and the quarterly losses before interest and taxes will not exceed $1,000. These covenants were measured according to Generally Accepted Accounting Principles in Israel.

The weighted average interest rate on the credit line as of December 31, 2001 and 2002, was approximately 5.4% and 3.6%, respectively.

As of December 31, 2002, the Company used $3,945 of the credit line.

In connection with the credit line, the Company granted warrants to Bank Hapoalim (see also Note 11(2)(c)).

In January 2003, the line of credit was terminated and $3,450 outstanding under such credit line as of such date, was converted to a loan which is subjected to repayment in full by July 21, 2003. The loan bears an interest at an annual rate of 4.375%. The Company also has an overdraft facility with Bank Hapoalim of $125.

In July 2003, the Bank has agreed to convert $2.4 million of the short-term loan into a long-term loan for two years (see also Note 16).

Note 8:    OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2001	2002
Accrued expenses	$2,018	$1,937
Employees and payroll accruals	821	733
Others	451	469

	$3,290	$3,139

Note 9:     COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments:

Under the Company’s research and development agreements with the Office of the Chief Scientist (“OCS”) and the Binational Industrial Research and Development Foundation (“BIRD-F”), reached in 2002 and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-5% of sales of products developed with funds provided by the OCS and BIRD-F, up to an amount equal to 100%-150% of the research and development grants (dollar-linked) received from the OCS and BIRD-F. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits. Royalties payable with respect to grants received from BIRD-F are linked to the Consumer Price Index in the United States.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

The Company has not paid or accrued royalties relating to the repayment of such grants for the years ended December 31, 2002. As of December 31, 2002, the Company has an outstanding contingent liability to pay royalties in the amount of approximately $790 (out of which $276 to the OCS and $514 to the Bird-F). The Company believes that the project supported by the BIRD-F has failed and that consequently it will not be required to pay the BIRD-F any royalties from the sale of any of its products.

b.	Lease commitments:

The Company and its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2005.

Future minimum rental payments under non-cancelable operating leases are as follows:

U.S. dollars
2003	$779
2004	510
2005	97

$1,386

Total rent expenses for the years ended December 31, 2000, 2001 and 2002, were approximately $1,100, $982 and $845, respectively.

c.	Charges and guarantees:

The Company has a floating charge on all of its assets in favor of a bank.

The Company obtained bank guarantees in the amount of $86, in order to secure an office lease agreement.

As for the guarantee securing trade receivables sold to a bank, see Note 2m.

d.	Litigation:

In December 1999, the Company’s former vice president of sales and marketing filed an action against the Company and the Company’s Chief Executive Officer seeking damages in the amount of approximately $1,364. The former employee alleges wrongful denial of his right to exercise options, loss of compensation including options to purchase shares granted to him by the Company, severance payment and other social benefits as well as damage to his reputation. In March 2000, the Company filed a counter action against this former employee seeking damages in the amount of approximately $970. The Company alleged that the former employee has acted in bad faith, breached his fiduciary duty with the Company and did not perform his duties as required. In August 2001, the Company and the former employee signed a settlement agreement, according to which the Company paid $60 to the former employee and both parties waived their mutual claims.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

Note 10:    SHAREHOLDERS’ EQUITY

a. (1)	The Ordinary Shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

(2)	Upon the IPO, the Company issued 400,000 Ordinary Shares of 80.00 per share in consideration of net proceeds of $25,624 (see also Note 1b).

(3)	In April 2002, the Board of directors approved a 10 to 1 reverse split of the Company’s Ordinary Shares. The reverse split became effective on May 1, 2002. Upon effecting the reverse split, 10 Ordinary Shares of NIS 0.1 par value each have been converted to one Ordinary Share of NIS 1.0 par value.

All share and per share amounts have been retroactively adjusted to reflect this split.

(4)	In February and April 2002, the Company issued 510,055 Ordinary Shares related to the acquisition of iMedeon (see also Note 1d).

b.	Stock options:

1.	Under the Company’s 1996, 1997, 1998 and 1999 Stock Option Plans (“the Plans”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries.

Pursuant to the Plans, the Company reserved for issuance 140,000, 50,000, 150,000 and 300,000 Ordinary Shares, respectively. In addition, the Company decided to increase the number of shares reserved for issuance under the 1999 Stock Option Plan by additional 300,000 shares.

As of December 31, 2002, an aggregate of 350,077 Ordinary Shares of the Company are still available for future grant.

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

2.	During 2000 and 2001, the Company decided to extend the exercise period for certain grants. The extension was accounted for in accordance with FIN 44, by applying a new measurement date, which resulted in no additional compensation expenses.

3.	In September 2001, the Company adopted a new voluntary stock option exchange program, under which the employees had the opportunity to cancel outstanding Stock Options. On a date which is not less than six months and one day from the date of cancellation of such Stock Options, the Company shall grant 1.1 new option for every 1 cancelled option to those employees who are employed by the Company at such time. Each new option will have the same vesting commencement date and vesting schedule as the option for which it has exchanged. The exercise price of the new options will be based on the fair market value of the Company’s Ordinary Shares at the time of the grant thereof. A total of 107,120 options were cancelled in connection with the option exchange program. In March 2002, as part of the option exchange program, the Company granted 95,365 options to employees.

In January 2002, certain directors and executive officers of Viryanet tendered and irrevocably cancelled options to purchase a total of 249,500 Ordinary Shares of Viryanet previously granted to such directors and

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

executive officers. The exercise price of the new options will be based on the fair market value of the Company’s Ordinary Shares at the time of the grant. In September 2002, Viryanet’s board of directors, the executive officers and Viryanet’s shareholders approved the grant of replacement options to such directors, and such replacement options were granted.

6.	A summary of the Company’s stock option activity (except options to consultants) under the Plans is as follows:

	Year ended December 31,
	2000		2001		2002
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding—beginning of the year	465,525	$40.24	548,810	$48.08	547,130	$26.06
Granted	184,798	68.00	282,750	7.46	520,798	2.87
Exercised	(12,455)	14.90	(5,210)	12.83	—	—
Forfeited/canceled	(89,058)	53.10	(279,220)	50.75	(547,374)	21.31

Outstanding—end of the year	548,810	$48.08	547,130	$26.06	520,554	$7.85

Options exercisable	208,804	$36.00	251,464	$29.10	423,029	$5.82

The options outstanding as of December 31, 2002, have been separated into ranges of exercise price, as follows:

Ranges of exercise price	Options outstanding as of December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable at December 31, 2002	Weighted average exercise price of exercisable options
		Years
$ 1.64-5.60	429,115	6.48	$4.86	344,763	$2.81
6.10-10.00	63,339	0.76	7.01	57,998	6.83
23.00-37.50	15,150	3.69	30.33	11,306	31.90
57.50	4,550	3.71	57.50	3,778	57.50
80.00-120.00	8,400	4.53	99.52	5,184	99.90

$ 1.64-120.00	520,554		$7.85	423,029	$5.82

The Company has recorded deferred compensation for options issued with an exercise price below the market price of the Ordinary shares. The deferred compensation is amortized and recorded as compensation expense ratably over the vesting period of the option. Compensation expenses of approximately $1,072 and $36, were recognized during the years ended December 31, 2000 and 2002, respectively. Compensation income of approximately $64 was recognized during the year ended December 31, 2001.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

The weighted average fair values of options granted for the years ended December 31, 2000, 2001 and 2002, were:

	For exercise price on the grant date that:
	Equals market price			Exceeds market price			Is less than market price
	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2000	2001	2002	2000	2001	2002	2000	2001	2002
Weighted average exercise prices	$52.40	$8.33	$2.83	$80.00	$25.70	$—	$51.70	$—	$—

Weighted average fair values on grant date	$0.49	$0.33	$1.02	$10.15	$1.87	$—	$5.09	$—	$—

8.	Options issued to consultants:

a)	The Company’s outstanding options to consultants as of December 31, 2002, are as follows:

Issuance date	Options for Ordinary Shares	Exercise price per share	Options exercisable	Exercisable through
December 1996	25,000	10.00	25,000	(*)
September 1998	4,000	37.50	4,000	January 2006
November 1998	1,000	37.50	1,000	December 2006
November 1999	1,200	57.50	1,200	November 2006
July 2000	200	110.00	200	July 2007
December 2000	1,160	25.70	1,160	December 2007
May 2001	3,539	9.60	3,539	May 2003

Total	36,099		36,099

(*)	The options are exercisable through December 2002. If not exercised, they are automatically renewed for one additional year, each time, for up to four years, through December 2006. The exercise price will be increased by 6% compounded each year.

b)	The Company had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000 and 2001: risk-free interest rates of 5.75% and 3% respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary Shares of 0.84 and 0.68, respectively, and a weighted-average expected life of the options of approximately 2 and 2 years, respectively.

c.	Warrants:

1.	Warrants issued to investors:

a)	As part of the investment agreement in 1996, the Company issued to certain investors warrants to purchase 137,511 Series A Preferred shares at an exercise price of $30 of which warrants to purchase 21,667 shares were converted in December 1996 into warrants to purchase 21,667 Series B Non-Voting Preferred shares. Upon the IPO, 19,512 warrants were exercised in consideration of $585 and 117,999 warrants were exercised into 73,750 Series A Preferred shares, by way of cashless exercise.

b)	As part of the investment agreement in February 1998, the Company issued to the shareholders warrants to purchase 3,180 Series C-1 Preferred shares at an exercise price equal to the par value of the shares. Upon the IPO, 308 warrants were exercised into 308 Series C-1 Preferred shares, by way of cashless exercise.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

c)	As part of the investment agreement in June 1999, the Company issued to certain Series C-2 Preferred shares investors detachable warrants to purchase 34,783 Series C-2 Preferred shares at an exercise price of $57.50. The warrants contain a cashless exercise feature and expire upon the earlier of June 2004 or a merger or sale of all or substantially all of the Company’s assets or issued and outstanding share capital. The cashless exercise feature allows the holder to convert the warrant into Ordinary Shares without the payment of any exercise price. The number of shares issuable upon exercise is determined by subtracting the exercise price of the warrant from the aggregate market value of the underlying shares, and then dividing such amount by the market value of an Ordinary share. The Company recorded a deemed dividend at the amount of 303,000. This transaction was accounted for according to EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingent Adjustable Conversion Ratios (“EITF 98-5”) and APB 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”). The fair value of this warrant was determined using the Black-Scholes pricing model, assuming a risk free interest of 5.75%, a volatility factor of 0.5, dividend yields of 0% and an expected life of warrants of six months.

d)	The Company granted to the investors in the convertible loan 12,500 warrants at an exercise price equal to 95% of the conversion price per share determined in the IPO. The warrants are exercisable upon the IPO.

In connection with these warrants, the Company recorded financial expenses of $ 505, which were fully amortized over the life period of the convertible debentures. This transaction was accounted for according to APB 14. The fair value of these warrants was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 5.75%, a volatility factor of 0.5, dividend yields of 0% and an expected life of six months.

2.	Warrants issued to financial institutions:

a)	In connection with a credit line from Bank Hapoalim, in March 1999, the Company issued a warrant to purchase Ordinary Shares of the Company having an aggregate market value at the date of exercise of $1,250 in exchange for $1,000 in cash to a subsidiary of Bank Hapoalim. The warrant contained a cashless exercise feature. The fair value of the warrant was approximately $250, which has been accounted for as a cost of the line of credit and was amortized ratably over a one year period. The Company recorded $198 in 1999 and $52 in 2000 as compensation expenses and included these amounts in financial expenses (see Note 14). Upon the IPO, the warrants were exercised into 9,240 Ordinary Shares, by way of cashless exercise.

b)	In connection with an additional credit line received in January 2000, the Company issued to a subsidiary of Bank Hapoalim, a warrant to purchase additional 6,957 Ordinary Shares of the Company against payment of $400. The warrants contained a cashless exercise feature and were exercised into 1,957 Ordinary Shares upon the IPO.

The Company recorded a compensation of approximately $202, which was amortized ratably over a period of one year and included in the financial expenses. This transaction was accounted for according to APB 14.

The fair value of this warrant was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 5.75%, a volatility factor of 0.5, dividend yield of 0% and an expected life of the warrant of one year.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

c)	In connection with an additional credit line received in April 2001, which was extended in February 2002, the Company issued to a subsidiary of Bank Hapoalim, a warrant to purchase an additional 60,000 Ordinary Shares of the Company for an aggregated exercise price of $300. This warrant may be exercised during a period of two years from the date of grant.

During 2001, the Company recorded a compensation of approximately $87, which was included in the financial expenses. This transaction was accounted for according to APB 14.

The fair value of this warrant was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 3%, a volatility factor of 0.68, dividend yield of 0% and an expected life of the warrants of two years (see also Note 16).

3.	Warrants issued to customers:

In 2000, the Company issued warrants to various customers to purchase 21,485 Ordinary Shares at exercise prices ranging from $25.70 to $110 per share with a weighted average exercise price of $85.90. These warrants have expiration dates ranging from two to three years from the execution date of each customer’s respective software license agreement. The estimated aggregate fair value of the warrants, based on the fair value of each of the warrants on their respective grant date, was $449. The fair value of each of these warrants was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 5.75%, a volatility factor ranging from 0.5 to 0.84, dividend yields of 0% and an expected life of two to three years. The Company deducted the fair value of these warrants from software revenues over the period such revenue was recognized.

These transactions were accounted for according to EITF 96-18: “Accounting for equity instruments that are issued to other than employees for acquiring or in conjunction with selling goods or services”.

4.	Warrants to third party and to related party:

a)	During 2000, the Company granted to a third party, in respect with marketing services, a warrant to purchase 4,760 Ordinary Shares at an exercise price ranging from $25.70 to $120. The Company accounted its warrant under the fair value method of SFAS 123 and according to EITF 96-18. At the grant date, the fair value of the warrant was determined using the Black and Scholes pricing model assuming a risk free rate of 5.75%, a volatility factor ranging from 0.5 to 0.84, dividend yield of 0% and an expected life of two to three years. In relation to the warrants, the Company recorded $119 as sales and marketing expenses.

b)	In February 2002, the Company granted to a related party in respect with marketing activities, a warrant to purchase 67,222 Ordinary Shares of the Company, at an exercise price of $5.15 per share. The Company were accounted its warrant under the fair value method of SFA 123 and according to EITF 96-18. At the grant date, the fair value of the warrant was determined using the Black-Scholes option pricing model, assuming a risk-free rate of 3%, a volatility of 0.5, dividend yield of 0% and an expected life of 3 years. In relation to the warrants, the Company recorded $136 as sales and marketing expenses.

d.	Convertible debentures:

In February and March 2000, the Company entered into convertible loan agreements with existing shareholders in the aggregate amount of approximately $5,000. These convertible loans were then converted into convertible debentures in April 2000, as described below.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

In April 2000, the Company entered into a convertible debenture agreement (“agreement”) with additional investors in the aggregate amount of approximately $11,000. The debentures were denominated in dollars and bore annual interest at the rate of LIBOR plus 2%, payable quarterly, commencing in April 2001.

Upon the IPO, the debentures were automatically converted into 334,389 Ordinary Shares. This shares amount was calculated by dividing the principal amount of $16,600 and the unpaid accrued interest of $51 by the IPO price discounted by 40%.

Upon the IPO and in relation to the conversion, the Company recorded $16,000 of financial expenses in accordance with to EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingent Adjustable Conversion Ratios”.

In respect to warrants issued to investors in the convertible debentures, see Note 11c1d.

e.	Dividends:

Dividends, if any, may be paid in NIS or in non-Israeli currency. Dividends paid to shareholders in non-Israeli currency may be converted into dollars, on the basis of the exchange rate prevailing at the time of payment. The Company does not intend to pay cash dividends in the foreseeable future.

Note 11:    TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

The Company’s production facilities have been granted an “Approved Enterprise” status under the law, for three separate investment programs which were approved in February 1989, March 1995 and April 1998.

According to the provisions of the law, income derived from the February 1989 program during a period of seven years from the year in which it first earns taxable income is subject to reduced corporate tax of 10%-25%, based on the percentage of foreign ownership.

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

As the Company currently has no taxable income, the benefits from all these programs have not been yet utilized.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently—20%). The Company’s Board of Directors has determined that such tax-exempted income will not be distributed as dividends.

In the event of failure to comply with the conditions stipulated by the above law and the instruments of approval for the specific investments in “approved enterprises”, maintaining the development and

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

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

The Company is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, and the right to claim public issuance expenses as a deduction for tax purposes.

c.	Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

Results for tax purposes are measured in real terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index (CPI). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the pre-tax income presented in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

d.	On July 24, 2002, Amendment 132 to the Israeli Income Tax Ordinance (“the Amendment”) was approved by the Israeli parliament and came into effect on January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees income.

The material consequences of the Amendment applicable to the Company include, among other things, imposing tax upon all income of Israel residents, individuals and corporations, regardless of the territorial source of income and certain modifications in the qualified taxation tracks of employee stock options.

e.	Net operating losses carryforwards:

The Company has accumulated losses for tax purposes as of December 31, 2002, in the amount of approximately $17,500, which may be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2002, ViryaNet UK had accumulated losses for income tax purposes of approximately $14,300, which can be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2002, ViryaNet Japan had accumulated losses for income tax purposes of approximately $1,550, which can be carried forward and offset against taxable income for 10 years and expire from 2008 to 2012.

As of December 31, 2002, the U.S. subsidiary had U.S. federal net operating loss carryforwards for income tax purposes in the amount of approximately $42,200. Net operating loss carryforwards arising in taxable years beginning before August 6, 1997 can be carried forward and offset against taxable income for 15 years

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

and expiring between 2010 and 2012. Net operating loss carryforwards arising in taxable years beginning after August 6, 1997 can be carried forward and offset against taxable income for 20 years and expiring between 2017 and 2022.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2001	2002
	U.S. dollars in thousands
US net operating loss carryforwards	$12,962	$14,774
UK net operating loss carryforwards	3,724	4,298
Japan net operating loss carryforwards	362	542
Other reserve and allowances	443	1,298

Total deferred tax assets before valuation allowance	17,491	20,912
Valuation allowance	(17,491)	(20,912)

Net deferred tax assets	$—	$—

ViryaNet UK, ViryaNet US and ViryaNet Japan have provided valuation allowances on deferred tax assets resulting from tax loss carryforwards and other temporary differences, since they have a history of losses therefore. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

The company expects that during the period these tax losses are utilized, its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses and therefore no deferred income taxes or valuation allowances have been included in these financial statements.

g.	Pre-tax loss:

	Year ended December 31,
	2000	2001	2002
Domestic	$17,833	$2,150	$2,741
Foreign	8,955	12,420	8,609

	$26,788	$14,570	$11,350

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 13:    SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographical areas:

The Company manages its business on a basis of one reportable segment (see Note 1a for a brief description of the Company’s business) and follows the requirements of SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information”.

The Company attributes revenues from external customers, on the basis of the location of the customer.

The following presents total revenues and long-lived assets for the years ended December 31, 2000, 2001 and 2002:

	Year ended December 31, 2000		Year ended December 31, 2001		Year ended December 31, 2002
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
United States	$20,280	$1,842	$12,680	$2,003	$5,035	$1,194
Europe and Middle East	1,739	1,015	6,075	630	2,288	314
Far East	5,088	50	1,247	30	1,356	21

	$27,107	$2,907	$20,002	$2,663	$8,679	$1,529

b.	Major customers data (percentage of total revenues):

	Year ended December 31,
	2000	2001	2002
		%
Customer A	—	—	12
Customer B	11	4	4
Customer C	4	12	6
Customer D	—	—	10
Customer E	—	1	16
Customer F	12	—	—

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

Note 14:    SELECTED STATEMENTS OF OPERATIONS DATA

Financial income (expenses), net:

	Year ended December 31,
	2000	2001	2002
	U.S. dollars in thousands
Financial expenses:
Interest	$221	$161	$229
Other expenses	66	74	85
Foreign currency translation differences	48	6	32
Stock-based compensation related to options to Bank Hapoalim	254	87	—

	589	328	346

Financial income:
Interest	541	394	59
Other income	74	—	—
Foreign currency translation differences	—	124	98

	615	518	157

	$26	$190	$(189)

Note 15:    RELATED PARTY TRANSACTIONS

a.	In June, 1999, the board of directors issued to its chairman 17,390 Series C-2 Preferred Shares, in consideration of $100,000, which the Company loaned to him. The loan was approved by the shareholders in June 2000 and bears an annual interest at the rate of 6.5%. Following the filing of the previous Financial Statements of the Company for the year ended on December 31, 2001, the Company became aware that in accordance with the signed loan agreement with the chairman, repayment of the loan was not due on June 30, 2002 (as set forth in the previous filings of the Company) but is due when the chairman sells or otherwise disposes of the shares subject to the loan. In addition, the Company, at its sole discretion, may call for immediate payment of the loan and the interest thereon in the event that (i) its chairman becomes bankrupt or files a motion for bankruptcy, or (ii) its chairman ceases to remain in the employment of the Company for any reason.

b.	On May 28, 2001, the Company entered into a loan agreement with its chief executive officer for a principal sum of $52. Under the loan agreement as amended, repayment of such loan amount by the officer (together with an interest equal to the applicable Federal Rate as published by the IRS on the date of the loan agreement) shall be made upon the earlier to occur of: (i) May 28, 2005 (ii) termination of the officer’s employment with the Company, or (iii) such time as the officer elects to repay the loan. In addition, under the loan agreement the officer shall not be required to repay any outstanding loan amount in the event that his employment with the Company is terminated by the Company without cause.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

Note 16:    SUBSEQUENT EVENTS

During July 2003, Bank Hapoalim agreed to restructure a portion of the loan by converting $2.4 million of the $3.45 million short-term loan into a long-term loan and deferring payment of $0.5 million under the short-term loan until August 15, 2003. The $2.4 million long-term loan is payable quarterly over a two year period beginning on January 1, 2004, with interest payable quarterly at a rate to be determined beginning on October 21, 2003. The debt restructure is subject to several conditions, including the following conditions: (i) the Company shall be cash flow positive on a quarterly basis, (ii) the Company shall deposit $800,000 into its account with Bank Hapoalim, (iii) the Company shall raise no less than $1 million of new capital by January 1, 2004, and, (iv) the Company will grant Bank Hapoalim a warrant to purchase 40,000 Ordinary Shares of the Company at an exercise price of $1.00 per Ordinary Share and will reprice a prior warrant to purchase 60,000 Ordinary Shares of the Company to an exercise price of $1.00.