Form 20-F
period 2003-12-31
VIRYANET LTD
filed 2004-04-09
CIK 1119744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2003

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

As of December 31, 2003, the Registrant had outstanding 4,490,872 Ordinary Shares (on a post reverse stock split basis, taking into account the 10 to 1 reverse stock split effected on May 1, 2002).

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

Unless the context otherwise requires, all reference in this annual report to “ViryaNet”, “we”, “our”, “us” and the “Company” refer to ViryaNet Ltd. and its consolidated subsidiaries. Reference to “dollars” or $ are to United States dollars. All references to NIS are to New Israeli Shekels.

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

We derived the selected consolidated statements of operations data below for the years ended December 31, 2001, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002 and 2003, from our audited consolidated financial statements, which are included elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We derived the consolidated statements of operations data for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 from audited consolidated financial statements that are not included in this annual report.

Summary Consolidated Financial Information

	Year Ended December 31,
	1999	2000	2001	2002	2003
Statement of Operations Data:
Revenues:
Software licenses	$4,269	$17,027	$12,504	$3,489	$3,843
Maintenance and services	11,533	10,080	7,498	5,190	7,857

Total revenues	15,802	27,107	20,002	8,679	11,700
Cost of revenues:
Software licenses	952	938	2,420	361	482
Maintenance and services	9,978	7,857	6,458	4,380	4,996

Total cost of revenues	10,930	8,795	8,878	4,741	5,478
Gross profit	4,872	18,312	11,124	3,938	6,222

Operating expenses:
Research and development, net	6,865	7,224	6,602	3,352	2,098
Sales and marketing	13,537	16,385	14,150	6,598	4,109
General and administrative	3,510	3,848	3,931	2,314	1,907
Provision for doubtful accounts and write-off of bad debts	8	9	1,265	2,319	40
In-process research and development write-off	—	—	—	480	—
Amortization of deferred stock compensation(1)	798	1,104	(64)	36	20

Total operating expenses	24,718	28,570	25,884	15,099	8,174
Operating loss	(19,846)	(10,258)	(14,760)	(11,161)	(1,952)
Financial income (expenses), net	(565)	26	190	(189)	(311)
Financial expenses related to amortization of beneficial conversion feature and compensation related to warrants to investors in convertible loan (*)	—	(16,556)	—	—	—

Net loss	$(20,411)	$(26,788)	$(14,570)	$(11,350)	$(2,263)

Preferred shares deemed dividend	$(303)	$—	$—	$—	$—

Net loss to shareholders of Ordinary Shares	$(20,714)	$(26,788)	$(14,570)	$(11,350)	$(2,263)

Basic and diluted net loss per share	$(77.40)	$(33.36)	$(6.71)	$(4.38)	$(0.74)
Weighted average number of shares used in computing basic and diluted net loss per ordinary share	267,622	802,979	2,171,113	2,587,948	3,048,319

(1) Amortization of deferred stock compensation relates to the following:
Cost of revenues	$16	$4	$32	$—	$—
Research and development, net	391	—	—	—	—
Sales and marketing	39	207	12	32	—
General and administrative	352	893	(108)	4	20

	$798	$1,104	$(64)	$36	$20

Balance Sheet Data:
Cash and cash equivalents	$1,886	$21,838	$8,540	$3,211	$5,087
Working capital (deficit)	(11,305)	21,126	6,609	(1,118)	1,604
Total assets	8,692	34,840	22,109	11,913	12,774
Long-term loan, including current maturities	11	—	—	2,400	2,343
Shareholders’ equity (deficiency)	(10,555)	23,181	8,659	502	3,330

(*)	Financial expenses related to beneficial conversion feature of convertible debentures and detachable warrants were recorded at the time of our initial public offering (“IPO”) in September 2000, due to the discounted conversion feature of the convertible debentures which converted into Ordinary Shares at that time.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

RISK FACTORS

You should carefully consider the risks described below and in the documents we have incorporated by reference into this prospectus before making an investment decision. The risks described below and in the documents we have incorporated by reference into this prospectus are not the only ones facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Ordinary Shares could decline due to any of these risks, and you may lose all or part of your investment.

Statements included or incorporated by reference in this prospectus that are not historical facts are forward-looking statements within the meaning of the federal securities laws. These statements may contain works such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” or other wording indicating future results or expectations. Forward-looking statements are subject to risks and uncertainties. Our actual results may differ materially from the results discussed in forward-looking statements. Factors that could cause our results to differ materially include, but are not limited to, those discussed below, elsewhere in this prospectus and in the documents we have incorporated by reference. We undertake no obligation to revise or update any forward-looking statements to reflect any event or circumstance that may arise or develop after the date of this prospectus.

Risks Related to our Business

Our business is impacted by the slowdown in the worldwide economy.

Our business is dependent on current and anticipated market demand for enterprise software products. The demand for these products has been negatively impacted by the slowdown in the global economy that began in the second half of 2000 and by the terrorist attacks of September 11, 2001, and, more recently, by continuing actions against global terrorism such as the war in Iraq and attacks in Afghanistan by coalition forces led by the United States. Many of our customers and prospective customers are still experiencing economic downturns, including those in some of our traditional target markets, including the telecommunications and general services markets. The uncertainty regarding the growth rate of the worldwide economies has caused companies to reduce purchasing and capital investment. Should economic conditions fail to improve, our ability to sell our products and services as well as our operating results could be negatively impacted. Furthermore, even if we are successful in selling our products and services, our ability to collect outstanding receivables may be significantly impacted by liquidity issues of our customers, which may have a material adverse impact on our business, operating results and financial condition.

We cannot predict if or when the growth rate of the global economy will rebound or whether the growth rate of our business will rebound when the global economy begins to grow. The effects of the economic decline have resulted and are likely to continue to result in intensified price competition, reduced margins, lower revenue growth rates, and longer payment terms, and may result in decreased revenues, increased losses or an inability to achieve profitability.

Existing and any additional measures taken by us to address the downturn in the global economy may have an adverse effect on our business.

We have taken and may continue to take, if necessary, cost reduction measures to address the downturn in the global economy and the particular slowdown in the markets we serve. Our implementation of these measures and any additional measures taken in the future, if necessary, may be unsuccessful in improving our profitability and cause increased losses and may result in further cash and non-cash charges, which may not be offset by increases in our revenues.

We have incurred losses in the past and may incur losses in the future.

We have incurred substantial net losses during each of the last five fiscal years and may not achieve profitability in 2004 or in future years. As of December 31, 2003, we had an accumulated deficit of approximately $103.0 million. In order to achieve profitability we will need to increase our revenues while containing our costs. However, a substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. Our revenues in 2003 were $11.7 million compared with $8.7 million in 2002, an increase of $3.0 million or 35%. However, we incurred a net loss of $11.4 million in 2002 and $2.3 million in 2003. We cannot assure you that we will be able to increase our revenues or that we will be able to achieve profitability or maintain profitability, if achieved, on a consistent basis.

We have a limited operating history in our current principal market, which will make it difficult or impossible for you to predict our future results of operations.

We began operations in March 1988 as a general software services company. In 1995, we changed our strategic focus to the development of service delivery chain management applications based on client-server technology, Service Suite. We did not introduce ViryaNet Service Hub, based on Internet and wireless technologies, until the fourth quarter of 1999. Each of these changes has required us to adjust our business processes and make a number of significant personnel additions and changes. Substantially all of our revenues in 1999 and 2000 were generated from our service delivery chain management applications, including Service Suite. In 2001, 2002, and 2003, a substantial majority of our revenues were generated from transactions that include the ViryaNet Service Hub product and mobile workforce management solutions. We expect that, for the foreseeable future, a substantial majority of our revenues will continue to be generated from transactions involving the ViryaNet Service Hub product and mobile workforce management solutions. Therefore, our prospects must be considered in light of the risks and difficulties frequently encountered by companies dependent upon operating revenues from a new product line in an emerging and rapidly evolving market.

Our quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future which may adversely impact the price of our shares, making it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price for our Ordinary Shares.

Our quarterly revenues, gross profits and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations in our operating results and/or cause our share price to decline:

•	changes in global economic conditions in general, and conditions in our industry and target markets in particular;

•	changes in demand or timing of orders, especially large orders, for our products and services;

•	any lengthening of our sales cycle;

•	timing of product releases;

•	the dollar value and timing of contracts;

•	delays in implementation;

•	changes in the proportion of service and license revenues;

•	price and product competition;

•	increases in selling and marketing expenses, as well as other operating expenses;

•	technological changes;

•	our ability to expand our workforce with qualified personnel, as may be needed;

•	the failure to maintain compliance with Nasdaq SmallCap listing standards;

•	adverse economic conditions associated with the September 11, 2001 terrorist attacks in the U.S., as well as the continuing effects from the war in Iraq;

•	consolidation of our customers;

•	effectiveness of our customer support, whether provided by our resellers or directly by us;

•	impact of unrest or political instability in places we do business, such as the current unrest in Israel; and

•	exchange rate fluctuations.

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

Historically, our revenues have been concentrated in a few large orders and a small number of customers, a trend which has been increasing over time. Our business could be adversely affected if we lose a key customer.

A significant portion of our revenues each year has been derived from large orders from a small number of customers which are not necessarily the same customers each year. In 2001, three customers each accounted for approximately 7% or more of our revenues, and represented an aggregate of 28% of our total revenues. In 2002, three customers each accounted for approximately 10% or more of our revenues, and represented an aggregate of 38% of our total revenues. In 2003, three customers each accounted for approximately 10% or more of revenues, and represented an aggregate of 42% of our total revenues. We do not expect that these three customers accounting for 42% of our revenue during 2003 will represent a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We cannot assure you that other customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to be profitable.

Our sales cycle is variable and often long and involves investment of significant resources on our part, but may never result in actual sales and we may therefore suffer additional losses.

Our sales cycle from our initial contact with a potential customer to the signing of a license and related agreements has historically been lengthy and variable. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources, causing us to incur most of our product development and selling and marketing expenses in advance of a potential sale. In addition, a number of companies decide which products to buy through a request for proposal process. In those situations, we also run the risk of investing significant resources in a proposal that results in a competitor obtaining the desired contract from the customer or in a decision by a customer not to proceed. The purchasing decisions of our customers are subject to the uncertainties and delays of the budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures. If our sales cycle lengthens, our quarterly operating results may become less predictable and may fluctuate more widely than in the past. Due to the relatively large size of some orders, a lost or delayed sale could have a material adverse effect on our quarterly revenue and operating results.

Since 2001, we have depended upon our principal product, the ViryaNet Service Hub and related applications, and the failure of this product in the marketplace in the future could adversely affect our revenues.

We depend on the success of our principal product, ViryaNet Service Hub, and related applications. We have licensed applications of the ViryaNet Service Hub to a limited number of customers. If our product does not achieve or maintain market acceptance or if our competitors release new products that achieve quicker or greater market acceptance, have more advanced features, offer better performance or are more price competitive, our revenues may not grow and may even decline.

If we are unable to accurately predict and respond to market developments or demands, our business will be adversely affected.

The market for mobile workforce management software solutions is still developing and evolving. This makes it difficult to predict demand and market acceptance for our products. Changes in technologies, industry standards, customer requirements and new product introductions by existing or future competitors could render our existing products obsolete and unmarketable, or require us to develop new products. We have limited development resources to expend on product development and those resources are utilized mainly for responding to the needs of our current customers. Therefore, we may be unable to timely develop products that meet the market’s future needs. If we were to experience a significant increase in the number of customers, or were to decide to effect a significant increase in our development of new product offerings, or both, we would need to expend significant amounts of money, time and other resources. This could strain our personnel and financial resources.

If we fail to maintain or improve our margins on service revenues in the future, our results of operations could suffer.

Our margins on service revenues were 36% in 2003 compared to 16% in 2002 and 14% in 2001. However, to continue to maintain or improve our margins on services revenues, we would need to maintain or increase the efficiency and utilization of our services personnel, continue to control our costs, and maintain or increase the volume of our services revenues. Although our services margins increased during 2003 compared to 2002 and 2001, there is no assurance that we will be able to maintain or improve our services margins, or, that they will not decline in the future.

Our ability to maintain or increase our revenues may depend on our ability to make sales through third parties.

We expect to increase our dependency upon resellers and channel partners to generate a significant portion of our revenues due to our limited internal sales and marketing resources and because we believe that we can benefit from the expanded market presence provided by resellers and channel partners. In addition, and as a result of the limited resources and capacities of many resellers and channel partners, even if we manage to maintain and expand our relationship with such resellers and channel partners, we may be unable to attain sufficient focus and resources from those resellers and channel partners so as to meet all of our customers’ needs. If anticipated orders from these resellers and channel partners fail to materialize, our business, operating results and financial condition will be materially adversely affected.

If we are unable to maintain or expand our relationships with third party providers of implementation and consulting services, we may be unable to increase our revenues.

To focus more effectively on our core business of developing and licensing software solutions, we need to establish and maintain additional relationships with third parties that can provide implementation and consulting services to our customers. Third-party implementation and consulting firms can also be influential in the choice of mobile workforce management solutions by new customers. If we cannot establish and maintain effective, long-term relationships with implementation and consulting providers, or if these providers do not meet the needs or expectations of our customers, we may be unable to increase our revenues and our business could be seriously harmed. As a result of the limited resources and capacities of many third-party implementation providers, we may be unable to attain sufficient focus and resources from the third-party providers to meet all of our customers’ needs, even if we establish relationships with these third parties. If sufficient resources are unavailable, we will be required to provide these services internally, which could limit our ability to expand our base of customers. We will be subject to significant risk as we cannot control the level and quality of service provided by these third parties.

Undetected defects may increase our costs and impair the market acceptance of our products and technology.

Our software products are complex and may contain undetected defects, particularly when first introduced or when new versions or enhancements are released. Testing of our products is particularly challenging because it is difficult to simulate the wide variety of customer environments in several geographic markets into which our products are deployed. Despite testing conducted by us and our customers, we have in the past shipped product releases with some defects, some customers have cited possible defects, and have otherwise discovered other defects in our products after their commercial shipment. Our products are frequently more critical to our customers’ operations compared to other software solutions used by such customers, and as a result, our customers may have a greater sensitivity to product defects relating to our products.

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

Greater market acceptance of our competitors’ products or decisions by potential or actual customers to develop their own service management solutions could result in reduced revenues and reduced gross margins.

The market for mobile workforce management applications and the automation of field service delivery are highly competitive yet fragmented and stratified. We compete for the business of global or nationwide organizations that seek to support complex and sophisticated products across a variety of industries. We compete in the utilities and telecommunications segments of our markets against companies like Axiom Corporation, Utility Partners, L.C., MDSI, Inc., ClickSoftware, Ltd., CGI Group, Inc. (via its acquisition of Cognicase, Inc., acquirer of our competitor M3i, Inc.), Itron Inc. (via its acquisition of our competitor e-Mobile Data Inc.), and Intergraph Corporation. Our primary competitors in commercial and other field service markets include enterprise application solution providers such as Astea International Inc., Metrix Inc., and FieldCentrix Inc., along with larger enterprise software companies such as Oracle Corporation, Siebel Systems, Inc. and SAP A.G.

Many of our competitors may have significant competitive advantages over us. These advantages may include greater technical and financial resources, more developed marketing and service organizations, greater expertise and broader customer bases and name recognition than us. Our competitors may also be in a better position to devote significant resources to the development, promotion and sale of their products, and to respond more quickly to new or emerging technologies and changes in customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase their ability to successfully market their products. We also expect that competition will increase as a result of consolidations in the industry. To the extent that we develop new products, we may begin to compete with companies with which we have not previously competed. We cannot assure you that competition will not result in price reductions for our products and services, fewer customer orders, deferred payment terms, reduced gross margins or loss of market share, any of which could materially adversely affect our business, financial condition and results of operations. In addition to the above, a number of potential customers have the ability to develop software solutions internally thereby eliminating the requirement for suppliers like us. This could result in reduced revenues or lost business for us. In addition to the above, decisions by potential customers to use their own internally developed solutions could result in reduced revenues and/or lost business for us.

We rely on software from third parties. If we cannot continue using that software, we would have to spend additional capital to redesign our existing software.

We utilize third-party software products to enhance the functionality of our products. Our business would be disrupted if functional versions of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either redesign our software to function with alternate third-party software or develop these components ourselves. If functional versions of third-party software were either no longer available to us or no longer offered to us on commercially reasonable terms, we might be forced to limit the features available in our current or future product offerings and the commercial release of our products could be delayed, which could materially adversely affect our business, financial condition and results of operations.

We may be unable to maintain or expand our sales, marketing, research and development and professional services organizations which may hinder our ability to grow and meet customer demands.

During both 2001 and 2002, we substantially reduced our headcount in sales, marketing, research and development and professional services in order to reduce costs. We believe we currently have sufficient resources available to meet and support our current obligations, but we may need to substantially expand our direct and indirect sales and marketing operations to increase market awareness and sales of our products. We may also need to increase our quality assurance, technical and customer support staff to support new customers and the expanding needs of existing customers. Since our products are complex we expect that the training process will take a significant period of time before these personnel can support our customers. In addition, there is significant competition for qualified personnel. Competition for qualified people may lead to increased labor and personnel costs. If we are unable to attract, train and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

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

In connection with some of our licensing agreements, we have placed, and in the future may place, our software in escrow. The software may, under specified circumstances, be made available to our customers and resellers and this may increase the likelihood of misappropriation or other misuse of our software.

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

Marketing and distributing our products outside of the United States and other international operations may require increased expenses and greater exposure to risks that we may not be able to successfully address.

We market and sell our products and services in the United States, Europe, the Middle East, and the Far East. We received 37% of our total revenues in 2001, 42% of our total revenues in 2002, and 29% of our total revenue in 2003 from sales to customers located outside of the United States. We have sales and support facilities and offices in Israel and Japan. These operations require, and the expansion of our existing operations and entry into additional international markets will require, significant management attention and financial resources. We have limited experience in developing localized versions of our products and marketing and distributing our products outside of the United States. In addition, since our financial results are reported in dollars, decreases in the rate of exchange of non-dollar currencies in which we make sales relative to the dollar will decrease the dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may materially adversely affect our results of operation. Historically, we have not hedged our foreign currency-denominated account receivables and expenses risks. We are also subject to a number of risks customary for international operations, including:

•	differing technology standards and language requirements;

•	changing product and service requirements in response to the formation of economic and marketing unions, including the European Economic Union;

•	economic or political changes in international markets;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	unexpected changes in regulatory requirements;

•	the uncertainty of protection for intellectual property rights in some countries; and

•	multiple and possibly overlapping tax structures.

We may need additional financing and may not be able to raise additional financing on favorable terms or at all.

We had negative cash flow from operations for each of the last three years, totaling an aggregate amount of $25.1 million. We raised gross proceeds of approximately $5.0 million from private equity financing transactions during 2003. However, we may need additional funding for our business operations and may require the consent of our main creditor, Bank Hapoalim, to effect such funding if it is structured as a secured debt financing. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our day to day operations, expand our research and development, marketing and sales efforts, pursue potential acquisitions, take advantage of unanticipated opportunities, develop or enhance our website content, features or services, or otherwise respond to competitive pressures would be severely constrained. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders will be reduced, and any newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We will need sufficient funds to re-pay our loan from Bank Hapoalim, which may be subject to immediate repayment if we do not meet our repayment schedule or meet specified conditions.

As of March 1, 2004, we had an outstanding balance on our long-term loan arrangement with Bank Hapoalim of $2.1 million, including current maturities, payable quarterly in equal installments of $267,000 through January 1, 2006 with interest payable quarterly at a rate of LIBOR plus 2.75%. However, we may need additional funding to timely meet the quarterly payment obligations under this long-term loan, and there is no assurance that Bank Hapoalim will grant us an extension to these payment dates in the future, if requested. In addition, this debt is subject to the following conditions: (i) we shall be cash flow positive on a quarterly basis, and (ii) we deposit $800,000 in our account with Bank Hapoalim. See note 9(1) in the financial statements to see other bank conditions that have been met previously and are no longer applicable. There can be no assurance that we will meet these conditions. If we fail to meet the quarterly payments to Bank Hapoalim or to meet these conditions, the bank may demand immediate repayment of the outstanding loan amount and all interest thereon and shall be entitled to exercise the remedies available to it under the loan arrangement. This would have a material adverse effect on our business.

We may not be able to maintain compliance with the listing rules of The Nasdaq SmallCap Market in which case our shares would be delisted, which could adversely affect the market price and trading market of our Ordinary Shares.

Our Ordinary Shares have been listed on The Nasdaq SmallCap Market since December 31, 2002. We were previously listed on The Nasdaq National Market but were unable to comply with some of its maintenance standards. The Nasdaq SmallCap Market has several maintenance standards for continued listing, including the requirements (i) that we maintain (a) shareholders’ equity of at least $2,500,000, (b) market value of $35,000,000 or (c) net income from operations of $500,000 in the last fiscal year or in two of the last three fiscal years, (ii) that we have at least 500,000 shares held by persons or entities other than our officers, directors and beneficial owners of more than 10% of our Ordinary Shares (the

“Public Float”), (iii) that we have an aggregate market value of Public Float of at least $1,000,000, (iv) that we have at least two market makers, (v) that we have at least 300 shareholders who hold at least 100 Ordinary Shares each, and (vi) that we shall be in compliance with all corporate governance under rules 4350 and 4351 (the foregoing requirements are collectively referred to as the “Maintenance Standards”). On July 17, 2003, we were notified by Nasdaq that we were not in compliance with the listing standard for shareholders’ equity and were required to provide Nasdaq with a plan to regain compliance or our shares would be subject to delisting. On August 8, 2003, our plan was submitted to Nasdaq and acknowledged. On December 5, 2003, we issued a Report on Form 6-K to publicly demonstrate that we had regained compliance as a result of the proceeds received from our recent financing activities. We are currently in compliance with the requirements under the Maintenance Standards for continued listing. However, if we fail to maintain compliance with one or more requirements of the Maintenance Standards, our Ordinary Shares would be subject to delisting from The Nasdaq SmallCap Market. The delisting of our Ordinary Shares from The Nasdaq SmallCap Market may materially impair the ability of our shareholders to buy and sell our Ordinary Shares, even if they qualify for inclusion on the Over-the-Counter Bulletin Board (OTCBB), and could have an adverse effect on the market price and the trading market for our Ordinary Shares. In addition, the delisting of our Ordinary Shares could significantly impair our ability to raise capital should we desire to do so in the future or utilize our Ordinary Shares in consideration for acquisitions.

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

The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our Ordinary Shares. The market price of the Ordinary Shares may fluctuate substantially due to a variety of factors, including:

•	any actual or anticipated fluctuations in our financial condition and operating results;

•	our inability to meet any guidance or forward looking information, if provided;

•	public announcements concerning us or our competitors;

•	the introduction or market acceptance of new service offerings by us or our competitors;

•	changes in security analysts’ financial estimates;

•	changes in accounting principles;

•	sales of our Ordinary Shares by existing shareholders;

•	limited market for our shares;

•	the need to raise additional capital through private or public debt or equity financings;

•	our ability to maintain compliance with all The Nasdaq SmallCap Market listing standards; and

•	changes in the political conditions in Israel.

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

Between August 4, 2003 and March 1, 2004, the amount of our outstanding Ordinary Shares has increased from 2,710,400 to 4,498,372. The increase in the amount of Ordinary Shares is due primarily to the private financings that have occurred since August 4, 2003 resulting in the issuance of 1,611,089 Ordinary Shares in exchange for approximately $5.0 million of capital. As of March 1, 2004, we had outstanding warrants to purchase 506,265 Ordinary Shares and in addition we have reserved up to 1,140,000 Ordinary Shares for issuance under our option plans, of which 160,509 options have been exercised as of March 1, 2004. The sale, or availability for sale, of substantial quantities of our Ordinary Shares may have the effect of further depressing their market price. A large number of our Ordinary Shares that were previously subject to resale restrictions are currently eligible or shall soon be eligible for resale into the public market. In addition a significant number of shares are eligible for resale in the future (i.e. those shares in the form of warrants that may be issued if the holders of these warrants decide to exercise such warrants). Issuance of these shares will dilute existing shareholders.

We may continue to issue warrants and options and the issuance of these securities could be dilutive to our shareholders. Certain warrants, when issued, may be valued using the Black-Scholes method and we may reflect appropriate charges in our financial statements at that time.

Our executive officers, directors and affiliated entities will be able to influence matters requiring shareholder approval and they may disapprove actions that you voted to approve.

As of March 1, 2004, our executive officers and directors serving as of such date, and entities affiliated with them, in the aggregate, beneficially owned approximately 19.3% of our outstanding Ordinary Shares, including options and warrants to purchase Ordinary Shares which are exercisable or will become exercisable within 60 days of March 1, 2004 These shareholders, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

Any future acquisitions of companies or technologies may distract our management and disrupt our business.

On February 25, 2002 we completed the acquisition of all of the outstanding shares of iMedeon, Inc. (“iMedeon”), a provider of mobile workforce management solutions to the utilities sector. We may, in the future, acquire or make investments in other complementary businesses, technologies, services or products if appropriate opportunities arise and we may engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot make assurances that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will have sufficient resources to complete such acquisitions or investments, will be able to make the acquisitions or investments on commercially acceptable terms or will be able to complete such acquisitions or investments at all. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, customers, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

Risks Related to the Internet and Wireless Technologies

Our business is dependent on the Internet and if customers do not continue to use the Internet, our business will suffer.

Our market is relatively new and rapidly evolving. Our future success will depend on the adoption by customers of business-to-business Internet solutions as an integral part of their business model. Demand for and market acceptance of recently introduced Internet-based services are each subject to a high level of uncertainty.

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

In addition, any well-publicized compromise of security could deter businesses from using the Internet to conduct transactions that involve transmitting confidential information. Computer viruses that spread over the Internet could disable or damage the systems we develop for our customers. Decreased Internet traffic as a result of general security concerns or viruses could cause companies to reduce their amount of technology spending, which could hurt our results of operations

Our business is dependent on the projected growth and adoption of wireless and mobile technologies.

The wireless data and mobile application market is very new and fragmented. There are few applications that have received widespread acceptance. Our future success relies on the adoption of wireless and mobile technologies in support of mobile field service applications across all targeted vertical markets.

The success of our solution will require that continued improvements be made in the mobile infrastructure to ensure projected growth. If the adoption and standardization does not occur in the future, wireless mobile applications could grow more slowly than anticipated. This adoption of mobile applications has to do with several aspects that are dependent on market maturity:

•	the cost of equipping field personnel with mobile devices;

•	a lack of standardization of wireless protocols;

•	the lack of ubiquitous and affordable network coverage;

•	the cost of transmitting data over wireless networks;

•	increased training required for workers to utilize applications, including higher demand on help desks or call centers;

•	actual or perceived slow connection and transmission speeds;

•	the use of standard browser based environments; and

•	the cost of third-party middleware.

Utilizing Internet applications in a wireless environment will also require ongoing education to mainstream perceptions including,

•	the perception that Web applications must be used in a connected environment; and

•	Web applications are cumbersome and require a lot of bandwidth.

We cannot assure you that improvements will be made to the mobile infrastructure and the adoption of wireless and mobile technologies will occur within our targeted vertical markets for use within field service applications.

Risks Related to Our Location in Israel

It may be difficult to effect service of process and enforce judgments against directors, officers and experts in Israel.

We are organized under the laws of the State of Israel. Many of our executives and directors and some of the experts named in this annual report are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions instituted in Israel.

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

Generally, all male adult citizens and permanent residents of Israel, under the age of 54 in some cases, are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of our employees are currently obligated to perform annual reserve duty. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if political and military conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar.

Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and the related expenses for our Israeli operations, are in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In 1999 and in 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS, and in 2001 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. In 2002, the devaluation of the NIS against the dollar was similar to the rate of inflation. In 2003, the NIS gained in value against the dollar while the rate of inflation was negative. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

The tax benefits available to us from government programs may be discontinued or reduced at any time, which would likely increase our taxes.

We have received grants in the past and receive tax benefits under Israeli government programs. To maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including those conditions which relate to our revenue derived from these programs. Some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay increased taxes. The government of Israel has reduced the benefits available under these programs recently and these programs and tax benefits may be discontinued or reduced in the future.

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

From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (“OCS”). The terms of these grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture these products outside of Israel, we may be required to pay increased royalties, up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. The technology developed with these grants may not be transferred to third parties, including in the context of an acquisition of our company, without the prior approval of a governmental committee under the Research and Development Law, and may not be transferred to non-residents of Israel. These restrictions may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the OCS, we may be required to refund any grants previously received, together with interest and penalties.

In 2002, the Research and Development Law was amended to, among other things, enable companies applying for grants from the OCS to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties. However, this amendment will not apply to any of our existing grants. In addition, the amendment provides that one of the factors to be taken into consideration by the OCS in deciding whether to approve a grant application is the percentage of the manufacturing of the relevant product that will be conducted outside of Israel. Accordingly, should we seek additional grants from the OCS in connection with which we also seek prior approval for manufacturing products outside of Israel, we may not receive such grant or may receive a grant in an amount that is less than the amount we sought.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Although we believe that we will not be treated as a passive foreign investment company in 2003, we cannot assure the shareholders that we will not be treated as a passive foreign investment company in 2003 or in future years. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of the average value of our assets (or possibly the adjusted bases of our assets in particular circumstances), including the pro rata share of the assets of any company in which we are considered to own 25% of the shares by value, in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of the shareholders will be subject to adverse tax consequences, including:

•	taxation at the highest ordinary income tax rates in effect during your holding period on some distributions on our Ordinary Shares and gain from the sale or other disposition of our Ordinary Shares;

•	paying interest on taxes allocable to prior periods; and

•	no increase in the tax basis for our Ordinary Shares to fair market value at the date of your death.

Item 4. Information On Our Company

History and Development

Both our legal and commercial name is ViryaNet Ltd. We were incorporated and registered in Israel on March 13, 1988 under the name R.T.S. Relational Technology Systems Ltd. We changed our name to RTS Business Systems Ltd. on September 7, 1997 and to RTS Software Ltd. on February 1, 1998. On April 12, 2000, we changed our name to ViryaNet Ltd. The principal legislation under which we operate is the Israeli Companies Law, 5759-1999, which we refer to as the Companies Law.

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

On September 19, 2000, we completed our IPO and our Ordinary Shares began trading on The Nasdaq National Market. As part of the IPO, we issued 400,000 Ordinary Shares in consideration of net proceeds of approximately $25.6 million.

On October 29, 2001 our Ordinary Shares began trading on the Tel-Aviv Stock Exchange in Israel and became a dual listed company. On March 4, 2004, we requested to be delisted from the Tel-Aviv Stock Exchange and following such request we have received the confirmation of the Tel-Aviv Stock Exchange that our Ordinary Shares shall be delisted on June 3, 2004.

On February 25, 2002, we acquired the outstanding shares of iMedeon, a provider of mobile workforce management solutions to the utilities sector. iMedeon was a privately held company, headquartered in Alpharetta, Georgia. As a result of the acquisition, iMedeon became a wholly-owned subsidiary of ViryaNet, Inc., which is a wholly-owned subsidiary of ViryaNet Ltd.

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

On August 4, 2003, we completed a private placement of our Ordinary Shares with Telvent, GIT S.A. (“Telvent”), the information technology subsidiary of Abengoa, S.A. of Spain. In exchange for $1.0 million, we issued 539,258 Ordinary Shares at a price of $1.85 per share.

On November 10, 2003, we completed a private placement of our Ordinary Shares with a large U.S. financial institution and a group of private investors. In exchange for approximately $1.8 million, we issued 517,322 Ordinary Shares at a price of $3.406 per share. In addition, the investors also received warrants to purchase 93,723 of our Ordinary Shares at an exercise price of $4.70 per share.

On December 5, 2003, we completed a follow-on private placement of our Ordinary Shares with Vertex Venture Capital Israel Funds and FBR Infinity Venture Funds, as well as a group of private investors. In exchange for approximately $2.2 million, we issued 554,509 Ordinary Shares at a price of $4.036 per share. In addition, the investors also received warrants to purchase 84,644 of our Ordinary Shares at an exercise price of $6.61 per share.

Business Overview

ViryaNet is a provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery. In addition, we provide additional software applications for spare parts logistics, contract management, and depot repair operations. Our mission is to provide companies with solutions that improve the quality and efficiency of their complex service business processes.

ViryaNet targets companies in the utility, telecommunications, facilities maintenance, and general service industries that have large mobile workforces, extensive service agreements, complex products, strong commitments to customer satisfaction, and a need to improve their service operations.

Our principal product, the ViryaNet Service Hub, supports a wide range of work order needs: from short-duration tasks to complex, multi-day, multi-resource projects. ViryaNet Service Hub manages the entire lifecycle of a work order, including, high-volume and project-based scheduling and dispatching, mobile technology, field-level reporting, tracking materials, managing assets, and ensuring support for entitlements and compliance with service level agreements (SLAs). We have issued at least one major version release of ViryaNet Service Hub annually since the product’s inception in 1999.

At and around the time of our IPO in September 19, 2000, a majority of the customers for our products were affiliated with the telecommunications industry, an industry fueled by deregulation and rapid growth in the quantity and expansion of competitive local exchange carriers throughout the United States and Canada. During 2001, the telecommunications market and the investment banking community realized that the growth in Internet traffic had not materialized commensurate with the capacity in existence at many national and regional communication service providers. Several companies, including ViryaNet customers, were forced to close or restructure operations, consolidate with other companies, or seek bankruptcy. We believe that in today’s economy, successful businesses must be able to adapt to changing market conditions and continually improve or enhance the capability of its product offerings to customers. As a result of the changes in the telecommunications market referenced above, we made a strategic decision to focus on other vertical markets, principally the utilities and energy sectors which we believe provide substantial growth opportunities for our products and services, which are less susceptible to economic downturns

The acquisition of iMedeon provided us with domain expertise and an installed base of customers in the utilities and energy market, opportunities to extend existing iMedeon agreements with GE and Aspective to include ViryaNet software, and approximately $1.8 million of cash. The operations of iMedeon have been fully integrated into the functional operations of ViryaNet, Inc., and the core software product functionality was integrated into the version 7.0 release of ViryaNet Service Hub. In conjunction with our entry into the utilities and energy sectors of the mobile workforce management market, we established a reseller agreement with GE Network Reliability Services (“GENRS”), a business unit of GE Power Systems. Under the terms of the agreement, GENRS acts as a value added reseller (VAR) of the ViryaNet solution set, and markets, sells, implements, and supports the ViryaNet solutions in the utilities, oil & gas, and telecommunications markets worldwide. The terms of the agreement included an initial purchase by GENRS of ViryaNet software licenses.

ViryaNet’s major product release in 2003 was ViryaNet Service Hub version 8.0. Version 8.0 delivered a new web-based service logistics management system entitled eStock. eStock is a supply chain management product that automates the functions of allocation, picking, shipping, receiving, stock views, stock movements, and adjustments. ViryaNet Service Hub 8.0 also includes many enhancements to ViryaNet’s Mobile Workforce Management application, including a new map-based dispatching utility. ViryaNet Service Hub version 8.0 users can view in graphical presentation both the location of the task and the location of the field engineer, and, with the use of drag and drop, can assign a task to the engineer.

Our revenues are derived mainly from the licensing of our software and from maintenance and services that we provide. The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	2001	2002	2003
Revenues:
Software licenses	62.5	40.2	32.8
Maintenance and services	37.5	59.8	67.2

Total revenues	100%	100%	100%

The following table summarizes the revenues from our products and services by country, stated as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Country	2001	2002	2003
United States	63	58	71
Europe and the Middle East	31	26	10
Far East	6	16	19

Total	100%	100%	100%

During 2003, we have seen an increased percentage of our revenue derived from our growing partnership network. We continue to expect to benefit from marketing programs and leads generated by these partners, as well as cooperation from the sales forces of these partners in sales opportunities identified by them. We intend to expand our marketing and implementation capacity through the use of third parties, including systems integrators, vendors of complementary products and providers of service applications. By employing third parties in the marketing and implementation process, we expect to enhance sales by taking advantage of the market presence of these third parties.

Our sales and marketing staff consists of professionals in a variety of fields, including marketing and media relations, direct sales, technical sales consultants, product management, and business development. As of December 31, 2003, we employed 16 sales, marketing and business development personnel. In 2002, we restructured our sales and support organization in Europe from a combination of direct and indirect channels to exclusively indirect channels, utilizing partners actively invested in the mobile workforce sector capable of supporting ViryaNet’s solutions within their own mobile practices. These partners and their customers are supported by our business development and professional services organizations in the United States and Israel. The majority of our sales personnel operate through our United States subsidiary, and the rest operate through our Japan subsidiary.

We also intend to explore and establish indirect sales channels through relationships with agents, additional resellers who offer complementary products, and application service providers. Such resellers will be primarily used to sell special versions of our product configured for targeted markets and in combination with their complementary products.

Application service providers are used to provide our product to customers who wish to avoid the initial cost of our product combined with the required hardware platforms and infrastructure investments. Through an application service provider, customers will be billed a monthly rental or subscription fee. ViryaNet has three partners that have hosting capability: EDS, Aspective, and British Telecom Global Services.

ViryaNet Service Hub and Applications

Our principal product, the ViryaNet Service Hub, was introduced in 1999 as an Internet-architected service business platform that allows organizations to:

•	Deploy our industry-packaged applications, taking advantage of the flexibility, ease of use, and pervasive adoption of the Internet;

•	Unite their service communities, including field engineers, customers, partners, vendors and suppliers, using the power and flexibility of the Internet and mobile technologies to share information and conduct service business; and

•	Integrate systems and applications across their service operation using a common portal.

ViryaNet Service Hub is built using open standards (Java, XML), common to Internet, wireless, and workflow technologies, allowing customers to adapt and easily integrate ViryaNet Service Hub to their continuously changing conditions. ViryaNet Service Hub includes an information service portal that provides community access and collaboration; business intelligence for real-time reporting, analysis, and responsive action; workflow-driven business processes; a powerful integration server an API (application program interface) set that interfaces to other applications, including enterprise resource planning (ERP) applications, customer relationship management (CRM) applications, data warehouses and other commonly used service applications; and a mobile gateway that allows mobile users to access and communicate service information using a wide variety of devices over popular wire-line and wireless networks.

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

ViryaNet Service Hub Internet Platform Components

As depicted in the diagram below, ViryaNet Service Hub Internet platform components consist of:

•	Service Portal;

•	mService Gateway;

•	Service Intelligence and Data Mart;

•	Service Workflow Engine/Editor; and

•	Integration Server.

Each of these components is described in detail in the following sections.

Service Portal

The ViryaNet Service Portal is a singular, personalized gateway that allows internal users as well as customers, field employees and external partners, suppliers, and vendors to interface with Service Hub through the Web. The Service Portal allows users to access service information in real-time, share documents, collaborate with other users and obtain service.

mService Gateway

ViryaNet mService Gateway provides the Mobile users with access to the data and applications they require, allowing them to stay productive, regardless of location. ViryaNet mService Gateway enable mobile users to work in both on-line and off-line mode utilizing both thin clients and fat clients.

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

ViryaNet Service Hub Application Components

ViryaNet Service Hub Internet applications consist of:

•	ViryaNet Mobile Workforce Management;

•	ViryaNet Service Scheduler;

•	ViryaNet eContract;

•	ViryaNet eStock; and

•	ViryaNet eRepair.

Each of these applications is described in detail in the following sections.

ViryaNet Mobile Workforce Management

ViryaNet Mobile Workforce Management, an integral component of ViryaNet Service Hub, provides end-to-end management of work orders and the real-time capture of field workforce activity, tasks and events with wireless devices. ViryaNet Mobile Workforce Management allows for optimal scheduling and workforce management efficiency. It dispatches field technicians and mobile employees, based on numerous variables, including geographical location, customer site responsibilities, available parts and skill sets. All of these factors are integral to reducing windshield time as well as the number of technician visits.

ViryaNet Service Hub can be deployed on any device and network and fully supports store and forward capability when a resource is out of wireless coverage. ViryaNet Service Hub incorporates two mobile options:

•	Fat client application, SH Field, which supports Win 32 OS and offers peer-to-peer messaging, provides emergency notifications, and supports all forms of field-activity reporting;

•	Web-based thin client with on-line and off-line capability, Mobile FE, which combines the efficiency and robustness of fat clients with the simplicity and flexibility attributed to thin clients – without the limitation of having to be connected to process work. Fat client benefits, such as optimal compression and full functional off-line operations, are combined with the thin client benefits of rapid application deployment and no administration – all fully functional even when the device is not within wireless coverage.

Both applications have the same functional capabilities.

ViryaNet Service Scheduler

ViryaNet Service Scheduler is a powerful schedule and route optimization product that uses constraint and rules based, heuristic algorithms to automatically schedule the right resource, at the right time, based on skills and relative proficiency, service level agreements, drive time, availability, and other factors.

ViryaNet eContract

ViryaNet eContract is a comprehensive and flexible contract management application. ViryaNet eContract supports total contract lifecycle management driven by business rules.

ViryaNet eStock

ViryaNet eStock provides a closed-loop inventory and logistics system.

ViryaNet eRepair

ViryaNet eRepair is a Web-based repair management system that automates an organization’s depot repair processes, from initiating the return materials authorization (RMA) process, through receiving the product or part, inspecting and repairing it, performing quality checks, billing for the work, and shipping it back to the customer. ViryaNet eRepair allows repair organizations to collaborate with their service communities as they balance the cost of service with the faster turnaround times being demanded by customers.

ViryaNet packages its applications for specific industries. We have captured best business practices and embedded them into our application, incorporating processes, workflows, reports, and screens appropriate for companies in our target industries. These best practices, coupled with powerful functionality capabilities, have allowed us to package ViryaNet Service Hub and applications into industry bundles, including:

•	ViryaNet Service Hub for Utilities;

•	ViryaNet Service Hub for Telecommunications;

•	ViryaNet Service Hub for Facilities Maintenance; and

•	ViryaNet Service Hub for General Service.

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

CAL-AIR—this leading specialty mechanical contractor provides technical services to facilities throughout California. CAL-AIR, the first customer to go-live with ViryaNet Service Scheduler, utilizes ViryaNet’s solutions to schedule and dispatch field workers, track and schedule preventative maintenance service, and automate many of the tasks associated with contract administration.

Citizens (Frontier) Communications—the largest independent local exchange carrier in the United States. Citizens uses the ViryaNet Service Hub to automate the dispatching of service orders, trouble tickets, and work requests to its 2,500 technicians. Citizens uses ViryaNet Service Hub to manage the critical issues facing customer service organizations, such as deploying the right technician, diminishing travel times, satisfying customer requests, reacting responsively to increased volumes, assimilating acquisitions, and managing costs. Citizens’ technicians carry hand-held CE devices or laptops that route them through their daily responsibilities via ViryaNet Service Hub’s mobile gateway. Dispatchers monitor and assist these technicians through ViryaNet Service Hub, while senior management and supervisors receive immediate visibility into the operation’s performance.

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

Leslie’s PoolMart—the world’s largest swimming pool equipment and supplies retail chain with headquarters in Phoenix, AZ and offices across the United States, uses ViryaNet Service Hub to manage the installation, replacement, and onsite maintenance (and preventive maintenance) of pumps, filters, heaters and other devices and equipment for public and private swimming pools. ViryaNet Service Hub and applications optimize the scheduling, dispatch, appointment booking, and field reporting of Leslie’s PoolMart’s seasonal field resources and support staff.

Lockheed Martin Corporation—this large defense and commercial contractor uses ViryaNet Service Hub and service applications as the basis for its command center to support an outsource service infrastructure for the US Navy, resulting in the ability to deliver tires to various Navy locations within the contractual requirements of their service level agreements.

LoJack—this recognized world leader in stolen vehicle tracking and recovery, licensed ViryaNet Service Hub to streamline the installation of its recovery systems, and support its rapidly expanding sales and installation channel strategy. ViryaNet Service Hub and applications optimize LoJack’s 300 field technicians and 100 support staff who manage the functions of appointment booking, dispatch, and scheduling.

Louisville Water Company—a publicly owned and privately operated for-profit utility serving more than 800,000 people in and around Greater Louisville, Kentucky, selected ViryaNet Service Hub for Utilities suite of applications to improve the efficiency of its technicians and field service processes who perform activities such as meter exchanges, emergency responses, services connects and disconnects, and preventive maintenance on assets.

News America Marketing—a division of News Corporation Limited, News America Marketing is the leading single-source provider of advertising and promotional services for the retail store environment delivered under the SmartSource® brand name. News America Marketing uses ViryaNet Service Hub and ViryaNet’s Mobile Workforce Management application to automate activities performed by its retail field workforce in a complete mobile environment, manage and automate the installation and maintenance of its SmartSource® product line and targeted merchandising programs, and integrate these activities with several existing systems, applications and databases.

Publix Super Markets—the largest employee-owned supermarket chain and one of the 10 largest volume supermarket chains in the United States, uses ViryaNet Service Hub to automate its maintenance and facilities operations, including the activities associated with workforce management and asset and repair management. Publix uses ViryaNet Service Hub (Mobile Workforce Management, Service Scheduler, Service Supply Chain, and eRepair modules) to manage and automate a variety of short-duration tasks, such as preventive maintenance activities on equipment, to more complicated projects. In addition, ViryaNet Service Hub enables Publix to optimize the use of its internal workforce and to better manage its large subcontractor base.

Ricoh Technosystems—this subsidiary of Ricoh Company Ltd. based in Japan, uses ViryaNet Service Hub (Mobile Workforce Management, Service Scheduler, eSupply, and eContract applications) to manage its Network Integration business in the performance of network planning, design, installation, and maintenance services. ViryaNet Service Hub enables Ricoh Technosystems to optimize its 1,000 field engineers and 500 support staff in the areas of dispatch, contract administration, and spare parts logistics. ViryaNet Service Hub also provides managers with analysis on the data accumulated during service processes and support their decision-making about business issues.

Singapore Power Services Ltd.—this wholly-owned subsidiary of Singapore Power, an Asian utility and energy group based in Singapore, will use ViryaNet Service Hub for Utilities in conjunction with GE to automate its field workforce activities.

Spencer Technologies—this provider of cabling, systems integration, installation and maintenance services to the most advanced retail environments, selected ViryaNet Service Hub and Workforce Management, eStock, and eContract applications to manage its installation and service business. ViryaNet Service Hub schedules and dispatches Spencer’s field engineers, capture logistics and labor activity at its source, report and measure field activity using key performance indicators, and integrate with several existing Spencer systems to improve billing activities and customer satisfaction.

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

T-Mobile International AG & Co. K.G.—the mobile communications subsidiary of Deutsche Telekom AG, T-Mobile is a major international telecommunications company based in Europe. T-Mobile utilizes ViryaNet Service Hub for Telecommunications to improve the effectiveness of its field engineers using scheduling and dispatching, capture logistics and labor activity, monitor, report and measure field activity, and unite the many constituents of the company’s service community through web browsers, cellphones, personal digital assistants, and other wireless devices.

XO Communications—a leading broadband communications service provider for small/medium business, large enterprises and carriers in North America, XO Communications uses the ViryaNet Service Hub for Telecommunications suite of applications comprised of Workforce Management, Advanced Scheduling Optimization, Mapping, Contract Entitlement, Field Parts Logistics, and automated work flow processing to automate its technicians and field service business processes.

ViryaNet Partnerships

The unique strength of the ViryaNet Service Hub platform, combined with our broad and modular service applications, has allowed us to form strategic alliances with world-class systems integrators (SI’s) and value-added resellers (VARs), including:

•	Aspective—a European eBusiness solution provider, specializing in front-office applications for sales, marketing and customer service that positions ViryaNet Service Hub and mobile workforce management applications in the UK, with vast reach into continental Europe. Aspective has its own ViryaNet practice and has licensed ViryaNet software to European telecommunication providers T-Mobile and Orange.

•	Bitek—a systems integration and application solutions company based in Korea and leading provider of Mobile e-Business solutions in Asia/Pacific. Bitek will market, sell and service the ViryaNet solution in a variety of industries for the Asia/Pacific market.

•	British Telecom Global Services—a European information and communications technology company that positions ViryaNet Service Hub and mobile workforce management in hosted environments.

•	EDS—a global outsourcing services company and application service provider, resells the ViryaNet Service Hub platform along with value-added services from EDS, for implementation in a variety of industries looking to optimize their mobile field service workforces.

•	GE Network Reliability Services—a business unit of GE Power Systems and leading global supplier of strategic network solutions to the utilities industry. GE has integrated ViryaNet Service Hub and mobile workforce management application into its existing portfolio, and positions the ViryaNet offering to the utilities and telecommunications industry. GE has licensed ViryaNet software to North American utility companies Altagas and Vectren, and Singapore Power in the Asia/Pacific region.

•	Hitachi Systems and Services—a high technology provider operates within the Japanese market, positioning ViryaNet Service Hub and applications within several vertical markets.

•	Telvent—the information technology subsidiary for Abengoa, S.A. of Spain and ViryaNet’s largest shareholder, Telvent markets, sells, and services ViryaNet solutions in the utilities, oil and gas, and telecommunications markets in Spain, Portugal and Latin America. Telvent has licensed ViryaNet software to Canal de Isabel II, one of the biggest water utilities in Spain.

Organizational Structure

We are organized under the laws of the State of Israel. We are the parent company of our wholly owned subsidiaries which are specified in the table below.

Name of Subsidiary	Country of Incorporation
ViryaNet, Inc.	United States of America
iMedeon, Inc.	United States of America
ViryaNet Europe Ltd.	United Kingdom
ViryaNet Japan KK	Japan

Property, Plants and Equipment

We do not own any real property. Our engineering and research and development facilities are located in Jerusalem, Israel, where we occupy approximately 7,600 square feet with total annual rent of approximately $118,000. This agreement expires on October 31, 2005.

ViryaNet, Inc., our subsidiary located in Massachusetts, leases approximately 14,000 square feet of office space in Southborough, Massachusetts, that is utilized primarily for administrative, marketing, sales, service and technical support purposes. The premises are leased under a lease agreement that will expire in April 2005 with a total annual rent of approximately $331,000. A portion of these premises are sublet for a current annual fee of approximately $54,000.

iMedeon, the subsidiary of ViryaNet, Inc. located in Alpharetta, Georgia, leases approximately 7,000 square feet of office space used primarily for sales, services and technical support purposes. The premises are leased under a lease agreement which will expire in May 2004 although certain payment obligations will continue for six months thereafter. Under the terms of the lease agreement, approximately $134,000 of rent is due and payable in 2004, and $135,539 accrued under a note which will be waived by the landlord subject to our full compliance with the terms of the lease agreement.

ViryaNet Japan KK, our subsidiary in Japan leases approximately 2,100 square feet of office space under a lease agreement that will expire on June 30, 2004, with a total annual rent of approximately $101,000.

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

Overview

We are a provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery. In addition, we provide software applications for spare parts logistics, contract management, and depot repair operations. Our mission is to provide companies with solutions that improve the quality and efficiency of their complex service business processes. With ViryaNet Service Hub, our principal product, a service organization can quickly transition its complex field service business processes into a manageable, scalable Internet operation, with goals of increasing efficiency, quality of service, customer satisfaction, customer retention, and profitability. Using ViryaNet Service Hub, our customers can manage the continuum of their service operations, from ensuring that the right person is in the right place at the right time with the right parts and information about the customer, to automating the repair processes utilizing the Web and at the least cost.

Revenues

We derive revenues from licenses of our software products and from the provision of related services. Our operating history shows that a significant percentage of our quarterly revenue results from orders placed toward the end of a quarter. Software license revenues are comprised of perpetual software license fees primarily derived from contracts with our direct sales clients and indirect partner channels. We recognize revenues in accordance with the AICPA Statement of Position 97-2, “Software Revenue Recognition,” or SOP 97-2, as amended and AICPA Statement of Position 81-1, “Accounting for Performance of Construction—Type and Certain Production—Type Contracts” and also adopted Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition” (See “Critical Accounting Policies” and notes to our consolidated financial statements). Before the first quarter of 2000, all of our license revenues were derived from licenses of our Service Suite of standardized service delivery chain management software products. Our ViryaNet Service Hub product was introduced in the first quarter of 1999 and in the first quarter of 2000 we began to recognize revenues relating to licenses and implementation of ViryaNet Service Hub. Since 2001, the majority of our license revenues have resulted from sales of licenses of ViryaNet Service Hub and related software applications.

Services revenues are comprised of revenues from the performance of implementation, consulting, integration, post-contract maintenance support and training services. Implementation, consulting, integration and training services are billed at an agreed upon rate plus incurred expenses. Customers that license our products generally purchase these services from us or from our resellers and systems integrators. Post-contract maintenance support provides technical support and the right to unspecified software upgrades when available. Post-contract maintenance support revenues are charged to customers as a percentage of license fees depending upon the level of support coverage desired by the customer.

We sell our products through our direct sales force through relationships with system integrators, application service providers, resellers and vendors of complementary products. Our sales cycle from our initial contact with a potential customer to the signing of a license and related agreements has historically been lengthy and variable. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources, causing us to incur most of our product development and selling and marketing expenses in advance of a potential sale. In addition, a number of companies decide which products to buy through a request for proposal process. In those situations, we also run the risk of investing significant resources in a proposal that results in a competitor obtaining the desired contract from the customer or in a decision by a customer not to proceed.

The majority of our revenues are derived from customers in the United States, with the balance generated by customers in Europe and the Middle East, and the Far East. We price our products based on market conditions in each jurisdiction where we operate. Historically, a significant portion of our revenues has been derived from a small number of relatively large companies and we expect this trend to continue. See “Risk Factors—Historically, our revenues have been concentrated in a few large orders and a small number of customers, a trend which has been increasing over time. Our business could be adversely affected if we lose a key customer.”

Cost of Revenues

The cost of revenues consists of the cost of software license revenues and cost of services. The cost of software license revenues consists of costs of third-party software that is either embedded in our software or licensed for resale from third-party software providers to enhance the functionality of our software, and royalty payments to the OCS. The royalty payments to the OCS are pursuant to grant agreements under which we receive grants for research and development expenses from the OCS and commit to pay royalties at a rate of 3% to 5% of sales of the product developed with the grant. The aggregate amount of royalties we could be obligated to pay would be up to 100% to 150% of the amount of grants received, with annual interest equal to LIBOR. Cost of services consists of salaries and expenses of our professional services organization employees, costs related to third-party consultants and contractors, and other administrative expenses incurred in support of these personnel.

Operating Expenses

Operating expenses are categorized into research and development expenses, sales and marketing expenses, general and administrative expenses, and amortization of stock-based compensation.

Research and development expenses include costs relating to the development of our products. These costs consist primarily of salaries and benefits for research and development employees, facilities costs, and the cost of consulting development resources that supplement our internal development team. These expenses are net of any governmental grants. Due to the relatively short time between the date our products achieve technological feasibility and the date they generally become available to customers, costs subject to capitalization under SFAS No. 86 have been immaterial and have been expensed as incurred.

Sales and marketing expenses consist of salaries and commissions for sales and marketing employees and consultants, office expenses, travel, printing and distribution, market research, advertising and promotional expenses, and other administrative expenses.

General and administrative expenses consist of salaries for administrative, executive and finance personnel, information system costs, insurance, audit, legal and other administrative expenses.

Amortization of stock-based compensation includes the amortization of employee stock-based compensation and expenses for stock options granted to consultants in exchange for services. Stock-based compensation expense is amortized over the vesting schedule of the stock options using the straight line approach, or, over the term of the services provided.

On February 25, 2002, we acquired the outstanding shares of iMedeon, a provider of mobile workforce management solutions to the utilities and energy sectors. iMedeon was a privately held company, headquartered in Alpharetta, Georgia. The purchase price for this transaction was approximately $2.95 million based on the estimated fair market value of 510,055 of our Ordinary Shares which were issued to iMedeon’s shareholders in exchange for all of the outstanding shares of iMedeon. We incurred transaction related expenses of approximately $0.7 million in connection with this acquisition. We recorded goodwill of approximately $2.8 million for the acquisition, reflecting the excess of the purchase price over the estimated fair value of the net assets. Impairment tests for goodwill are performed annually according to SFAS no. 142. A one time expense of $480,000 to write-off in-process research and development was recorded at the time of the acquisition related to the portion of technological feasibility that had yet to be established and for which no alternative future use existed. We also acquired approximately $1.8 million of net cash as part of the iMedeon transaction.

In 2002, we restructured our sales and support organization in Europe and, as a result, instead of relying upon a combination of direct and indirect channels to market and sell products in Europe, we now exclusively utilize indirect channels. The restructuring resulted in the termination of twelve ViryaNet personnel and contractors employed directly by our subsidiary in the United Kingdom. The indirect channels we rely on in Europe consist of partners in the mobile workforce sector capable of supporting ViryaNet solutions within their own mobile practices. These partners and their customers are supported by our business development and professional services organizations in the United States and Israel. We have retained all customers formerly supported by our UK subsidiary at the time of the restructuring. For further information on restructuring, see note 1(e) in the consolidated financial statements.

Our Reporting Currency

Our reporting currency is the United States dollar. Transactions and balances of subsidiaries whose functional currency is not the dollar have been translated to dollars under the principles described in Financial Accounting Standards Board Statement No. 52. Under this FASB Statement, assets and liabilities have been translated at period-end exchange rates and results of operations have been translated at average exchange rates. The exchange gains and losses arising from these translations are recorded as accumulated other comprehensive losses in the shareholders’ equity section of our balance sheet.

Recently Issued Accounting Pronouncements

For a discussion of applicable recently issued accounting pronouncements, see Note 2 to our financial statements included below.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are evaluated by us on an on-going basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amount values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that application of the following critical accounting policies entails the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Revenue results are difficult to predict, and any shortfall in revenues or delay in recognizing revenues could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. In addition, the timing of our revenue recognition influences the timing of certain expenses, such as commissions and royalties, which could cause our expenses to fluctuate from period to period. We follow very specific and detailed guidelines in measuring revenues, however, certain judgments affect the application of our revenue policy.

Revenues from software product license agreements that do not involve significant customization and modification of the software product are recognized, under Statement of Position No. 97-2, “Software Revenue Recognition,” or SOP 97-2, as amended. This means that we recognize software license revenues when persuasive evidence of an arrangement exists, the fee is fixed and determinable, collection is considered probable and delivery has occurred. We have also adopted SAB No. 104 “Revenue Recognition.”

If the fee due from a customer is not fixed or determinable, revenue is recognized as payments become due from that customer, assuming all other revenue recognition criteria have been met. Generally, we consider all arrangements with payment terms extending beyond our customary payment terms not to be fixed or determinable. In judging the probability of collection of software license fees, we continuously monitor collection and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. In connection with customers with whom we have no previous experience, we may utilize independent resources to evaluate the creditworthiness of those customers. From time to time, we may perform credit evaluations of our customers. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay amounts owed to us, additional allowances may be required.

Revenues from software license agreements that require significant customization and modification of the software product are recognized in accordance with SOP 81-1 “Accounting for Performance of Construction—Type and Certain Production—Type Contracts”, using the percentage-of-completion method, based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract. We classify revenue from these arrangements as license and service revenues based on the estimated fair value of each element.

In recognizing revenues based on the percentage-of-completion method, we estimate time to completion with revisions to estimates made in the period in which the basis of such revisions becomes known. If we do not accurately estimate the resources required or scope of work to be performed, manage our projects properly within the planned periods of time or satisfy our obligations under the contracts, then future services margins may be significantly and negatively affected or a provision for estimated contract losses on existing contracts may need to be recognized in the period in which the loss becomes probable and can be reasonably estimated.

Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor-specific objective evidence (“VSOE”) of the relative fair values of each element in the arrangement. Our VSOE used to allocate the sales price to professional services and maintenance, is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method according to SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, for certain transactions. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, (2) VSOE of fair value does not exist for one or more of the delivered elements in the arrangement, and (3) all revenue recognition criteria of the amended SOP 97-2 are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. If VSOE of fair value does not exist for all elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue is deferred until such evidence exists for the undelivered elements, or until all elements are delivered, whichever occurs earlier.

Service revenues from professional services include implementation and consulting, post-contract maintenance support and training. Implementation and consulting services revenues are generally recognized on a time and material basis as these services are performed. Post-contract maintenance support agreements provide technical support and the right to unspecified software updates, when available. Revenues from post-contract maintenance support services are recognized ratably over the contractual support term, generally one year. Amounts collected from customers in excess of revenues recognized are recorded as deferred revenue. Revenues from training and other services are recognized as the related services are provided.

Goodwill

Under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill acquired in a business combination that closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of market multiples for the reportable unit. We have recorded goodwill of approximately $2.8 million related to our acquisition of iMedeon on February 25, 2002. We have performed impairment tests and determined that our goodwill of $2.8 million is not subject to an impairment charge as of year end 2003.

Allowance for Doubtful Accounts

We evaluate the collectability of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g. bankruptcy filings, substantial down-grading of credit ratings), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due and on our historical experience in collecting such receivables.

Operating Results

The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	2001	2002	2003
Revenues:
Software license	62.5%	40.2%	32.8%
Maintenance and services	37.5	59.8	67.2

Total revenues:	100.0	100.0	100.0
Cost of revenues:
Software licenses	12.1	4.1	4.1
Maintenance and services	32.3	50.5	42.7

Total costs of revenues	44.4	54.6	46.8
Gross profit	55.6	45.4	53.2

Operating expenses:
Research and development, net	33.0	38.6	17.9
Sales and marketing	70.7	76.0	35.1
General and administrative	19.7	26.7	16.3
Provision for doubtful accounts and write-offs of bad debts	6.3	26.7	0.3
In-process research and development write-off	0.0	5.5	0.0
Amortization of deferred stock Compensation	(0.3)	0.5	0.2

Total operating expenses	129.4	174.0	69.8
Operating loss	(73.8)	(128.6)	(16.6)
Financial income (expenses), net	0.9	(2.2)	(2.7)

Net loss	(72.9)	(130.6)	(19.3)

Geographic Distribution

The following table summarizes the revenues from our products and services by country/region, stated as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
Country/region	2001	2002	2003
United States	63	58	71
Europe and the Middle East	31	26	10
Far East	6	16	19

Total	100%	100%	100%

Comparison of Fiscal Years Ended December 31, 2002 and 2003

Revenues

Total revenues increased by 35% from $8.7 million in 2002 to $11.7 million in 2003.

Software Licenses

Software license revenues increased by 10% from $3.5 million in 2002 to $3.8 million in 2003. This increase is attributable to our expansion into the utilities and energy sectors of our market.

Maintenance and Services

Our maintenance and services revenues increased by 51% from $5.2 million in 2002 to $7.9 million in 2003. This increase is largely attributable to the growth in implementation services provided to some of our larger, installed base customers, and higher post-contract maintenance revenues.

Cost of Revenues

Total cost of revenues increased by 16% from $4.7 million in 2002 to $5.5 million in 2003.

Cost of Software Licenses

The cost of software licenses increased by 34% from $0.4 million in 2002 to $0.5 million in 2003. The increase was primarily due to an increase in the mix of third-party software licenses sold as part of our products.

Maintenance and Services

The cost of maintenance and services increased by 14% from $4.4 million in 2002 to $5.0 million in 2003. This increase is attributed mainly to the increase in the number of personnel required to support the growth of overall services revenues. Maintenance and services costs as a percentage of maintenance and services revenues declined from 84% in 2002 to 64% in 2003. The decrease in maintenance and services costs as a percentage of maintenance and services revenues resulted primarily from the improved efficiency and utilization of services personnel.

Operating Expenses

Research and Development

Research and development expenses decreased by 37% from $3.4 million in 2002 to $2.1 million in 2003. This decrease was attributable to the full year impact of the reductions of research and development personnel that took place during 2002, lower administrative costs in support of these personnel, and an increase in the use of our research and development personnel in the delivery of implementation services caused by the growth in our professional services revenues. The research and development expenses in 2003 are net of $96,000 of governmental funds that were received compared to $461,000 of governmental funds received in 2002. We expect that we will continue to devote substantial resources to research and development.

Sales and Marketing

Sales and marketing expenses decreased by 38% from $6.6 million in 2002 to $4.1 million in 2003. This reduction was attributable to a decline in personnel costs of $2.0 million and a reduction in marketing programs of $0.5 million. These savings were primarily related to the full year impact of the restructuring of our operations in Europe during 2002.

General and Administrative

General and administrative expenses decreased by 18% from $2.3 million in 2002 to $1.9 million in 2003, primarily as a result of the full-year benefit of the reductions in personnel that took place during 2002 and of the decrease in other administrative expenses related to these personnel.

Provision for Doubtful Accounts

The provision for doubtful accounts declined from $2.3 million in 2002 to $40,000 in 2003. In 2002, we recorded provisions of $2.3 million during the course of the year. This consisted of $1.7 million due from customers based in Europe that were affected by the economic downturn which amount we determined was not collectible, and $0.6 million related to a balance due from a U.S. customer in the telecommunications industry that filed for Chapter 11 bankruptcy protection which amount we determined was not collectible.

Write-off In-Process Research and Development

The write-off in-process research and development declined from $480,000 in 2002 to zero in 2003. In 2002, the Company recorded a one time expense of $480,000 to write-off in-process research and development related to its acquisition of iMedeon on February 25, 2002, for which technological feasibility was not established and for which no alternative future use existed.

Amortization of Stock-Based Compensation

Stock-based compensation recorded as operating expenses was $36,000 in 2002, and $20,000 in 2003.

Financial Income and Financial Expenses

Net financial expenses increased from $189,000 in 2002 to $312,000 in 2003. In 2002 and 2003, financial expenses were $346,000 and $348,000, respectively. Financial income decreased from $157,000 to $36,000 due to a lower level of cash and cash equivalents during the course of the year. The financial expense resulted from the use of bank lines of credit and short-term and long-term bank debt, and the financial income resulted from interest earned on our cash and cash equivalents’ balances.

Comparison of Fiscal Years Ended December 31, 2001 and 2002

Revenues

Total revenues declined by 57% from $20.0 million in 2001 to $8.7 million in 2002.

Software Licenses

Software license revenues decreased by 72% from $12.5 million in 2001 to $3.5 million in 2002. This decrease was primarily attributable to the fact that many of our customers and prospects in certain markets (i.e., telecommunications) experienced business hardships while others experienced difficulties related to the general economic downturn within the United States and global markets, which intensified after the September 11th, 2001 terror attacks and continued through 2002.

Maintenance and Services

Our maintenance and services revenues decreased by 31% from $7.5 million in 2001 to $5.2 million in 2002. This decline was primarily due to the lower number of sales of software licenses resulting from the economic downturn which in turn meant less implementation, consulting and integration services.

Cost of Revenues

Total cost of revenues decreased by 47% from $8.9 million in 2001 to $4.7 million in 2002.

Cost of Software Licenses

The cost of software licenses decreased by 85% from $2.4 million in 2001 to $0.4 million in 2002. The decrease was attributable to the reduction in the volume of software licenses sold during 2000 and a reduction in the amount of third-party software license content sold with our products as a result of adding internally developed capability in the areas of mobility and scheduling.

Maintenance and Services

The cost of maintenance and services decreased by 32% from $6.5 million in 2001 to $4.4 million in 2002. This decrease resulted primarily from a reduction in headcount and related administrative costs. Maintenance and services costs as a percentage of maintenance and services revenues declined from 86% in 2001 to 84% in 2002. The decrease in maintenance and services costs as a percentage of maintenance and services revenues resulted primarily from the improved utilization of services personnel and lower administrative costs.

Operating Expenses

Research and Development

Research and development expenses decreased by 49% from $6.6 million in 2001 to $3.4 million in 2002. This decrease was attributable to the reduction of research and development personnel and lower administrative costs. We expect that we will continue to devote substantial resources to research and development. The research and development expenses in 2002 are net of $461,000 of governmental funds that were received.

Sales and Marketing

Sales and marketing expenses decreased by 53% from $14.2 million in 2001 to $6.6 million in 2002. The 53% decrease of $7.6 million was attributable to a decline in personnel costs of $4.6 million and a reduction in the amount spent on marketing programs of $3.0 million.

General and Administrative

General and administrative expense decreased by 41% from $3.9 million in 2001 to $2.3 million in 2002. This decrease was attributable to the reduction in executive, finance, and administrative personnel and lower administrative expenses in support of corporate governance.

Provision for Doubtful Accounts

In 2001 and 2002, provision for doubtful accounts expenses were $1.3 million and $2.3 million, respectively. The expense in 2002 for $2.3 million consisted of $1.7 million due from customers based in Europe that were affected by the economic downturn which amount we determined was not collectible, and $0.6 million related to a balance due from a U.S. customer in the telecommunications industry that filed for Chapter 11 bankruptcy protection which amount we determined was not collectible.

Write-off In-Process Research and Development

In connection with the acquisition of iMedeon, we recorded a one time expense of $480,000 to write-off in-process research and development for which technological feasibility has not yet been established and for which no alternative future use exists.

Amortization of Stock-Based Compensation

Stock-based compensation costs included in operating expenses provided $64,000 of income in 2001, and $36,000 of expenses in 2002.

Financial Income and Financial Expenses

Net financial expenses were $189,000 in 2002 compared to net financial income of $190,000 in 2001. In 2001 and 2002, financial expenses were $328,000 and $346,000 respectively, and financial income decreased from $518,000 to $157,000 due to a reduction in cash and cash equivalents during the year. The interest expense resulted from the use of bank lines of credit and loans and the interest income resulted from interest earned on our cash and cash equivalents’ balances.

Liquidity and Capital Resources

How We Have Financed Our Business

In September 19, 2000, we completed our IPO. In this offering, we raised gross proceeds of $32.0 million and issued 400,000 Ordinary Shares at a price of $80.00 per share. Since the time of our IPO, we have financed our operations primarily through additional sales of our Ordinary Shares and bank related financings. Historically, cash flow from operations has not been sufficient to fund operations without the use of these additional financing measures.

Sources of Cash

During 2003, we raised approximately $4.6 million of net proceeds from the sale of our Ordinary Shares from private equity financings. These transactions consisted of the following:

•	On August 4, 2003, we completed a private placement of our Ordinary Shares with Telvent, the information technology subsidiary of Abengoa, S.A. of Spain. In exchange for gross proceeds of $1.0 million, we issued 539,258 Ordinary Shares at a price of $1.85 per share.

•	On November 10, 2003, we completed a private placement of our Ordinary Shares with a large U.S. financial institution and a group of private investors. In exchange for gross proceeds of approximately $1.8 million, we issued 517,322 Ordinary Shares at a price of $3.406 per share. In addition, the investors also received warrants to purchase 93,723 Ordinary Shares at an exercise price of $4.70 per share. These warrants are exercisable until the earlier of November 10, 2006, or, an M&A transaction as defined in such warrants.

•	On December 5, 2003, we completed a follow-on private placement of our Ordinary Shares with Vertex Venture Capital Israel Funds and FBR Infinity Venture Funds, as well as a group of private investors. In exchange for gross proceeds of approximately $2.2 million, we issued 554,509 Ordinary Shares at a price of $4.036 per share. In addition, the investors also received warrants to purchase 84,644 Ordinary Shares at an exercise price of $6.61 per share. These warrants are exercisable until the earlier of December 5, 2006, or, an M&A transaction as defined in such warrants.

Bank Financing

In February 2002, our line of credit with Bank Hapoalim, under which we were able to borrow up to $6.0 million, was extended until January 31, 2003. On January 21, 2003, that line of credit was terminated and the $3.45 million outstanding on that date was converted to a loan subject to re-payment by July 21, 2003. On July 14, 2003, Bank Hapoalim restructured this loan by converting $2.4 million of the $3.45 million short-term loan into a long-term loan. The balance of $1.05 million was paid back by the end of November 2003. The $2.4 million long-term loan is payable quarterly in equal installments of $267,000 beginning on January 1, 2004, with interest payable quarterly at a rate of LIBOR plus 2.75%. The debt arrangement is currently subject to the following conditions: (i) we shall be cash flow positive on a quarterly basis, and (ii) we deposit $800,000 in our account with Bank Hapoalim. See note 9(1) in the financial statements to see other bank conditions that have been met previously and are no longer applicable.

Sale of Receivables

We sold receivables to Bank Hapoalim under an arrangement in which the bank pays us the amount of the accounts receivable less an agreed upon commission, and we irrevocably assigned to the bank the accounts receivable sold with recourse to the bank. Our ability to sell such receivables in the future to Bank Hapoalim or other institutions on current terms and conditions is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions’ policies from time to time.

During the years ended December 31, 2003 and 2002, we sold $0.9 million and $1.7 million of receivables, to Bank Hapoalim. There was no sale of receivables during the year ended December 31, 2001.

Cash

As of December 31, 2003, we had cash and cash equivalents of $5.1 million, compared to $3.2 million as of December 31, 2002. The $1.9 million increase in cash and cash equivalents is attributable to the $5.0 million net proceeds from both the sale of our Ordinary Shares and stock option exercises, reduced by $1.4 million of cash used in operating activities and $1.7 million of cash used for the re-payment of short-term bank loans.

Net cash used in operating activities was $1.4 million in 2003, resulting from our net loss from operations of $2.3 million. For 2002, net cash used in operating activities was $6.7 million, resulting from our net loss from operations of $11.4 million. For 2001, net cash used in operating activities was $17.0 million resulting mainly from our net loss from operations of $14.6 million.

Net cash provided from investing activities was $16,000 in 2003. For 2002, net cash provided from investing activities was $1.8 million attributable to cash provided from the acquisition of iMedeon. Net cash used in investing activities in 2001 was $1.0 million, consisting primarily of purchases of computer equipment and software.

Net cash provided by financing activities was $3.3 million in 2003 which included the net proceeds from both the sale of our Ordinary Shares and stock option exercises in the amount of $5.0 million, reduced by the re-payment of short-term bank loans with Bank Hapoalim in the amount of $1.7 million. In 2002, net cash used in financing activities was $0.5 million resulting from a net reduction in the amount of short-term bank borrowings against the line of credit with Bank Hapoalim. In 2001, net cash provided by financing activities was $4.9 million resulting from an increase in the amount of our short-term bank borrowings against the line of credit with Bank Hapoalim.

Future Cash Needs

In addition to our need to continue to meet our payment obligations to Bank Hapoalim under the terms of our debt arrangement, our capital requirements depend on numerous factors, including market demand and acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, and the timing and extent of establishing additional international operations. We intend to continue investing significant resources in our selling and marketing and research and development operations in the future. We believe that our cash and cash equivalents and funds generated from operations will be sufficient to finance our operations for at least the next twelve months. We attained profitability in the three months period ending September 30, 2003, and maintained profitability in the three months period ending December 31, 2003. Our ability to maintain profitability using our currently available cash and cash equivalents will depend on our ability to increase our revenues while continuing to control our expenses. We cannot assure you that we will be able to maintain profitability, particularly given the risk factors outlined earlier in this Form 20-F. If we are not successful doing so, we will be required to seek new sources of financing. If additional funds are raised through issuance of equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of Ordinary Shares, and the terms of these securities could impose restrictions on our operations, and will result in additional dilution to our shareholders. Our ability to raise additional secured debt will require the consent of Bank Hapoalim.

Research and Development Grants

We conduct our research and development activities primarily at our principal offices in Israel. Our research and development efforts have been financed, in part, through grants from the OCS. Under these grants, royalties are payable to the Israeli government, generally at the rate of 3% during the first three years, 4% over the following three years, and 5% in the seventh year and future years, on the revenues derived from products developed by us according to those programs. The maximum aggregate royalties will not exceed 100%, of the dollar-linked value of the total grant received and interest at the annual rate of LIBOR applicable to U.S. dollar deposits. The Government of Israel does not own proprietary rights in the technology developed using its funding and there is no restriction on the export of the products manufactured using the technology. Some restrictions on the transfer and manufacture of the technology do apply, however, including the obligation to manufacture the product based on the technology in Israel and to obtain the OCS’s consent for the transfer of the technology to a third party. These restrictions continue to apply to us although we have paid the full amount of royalties payable under these grants. If the OCS consents to the manufacture of the products outside Israel, the regulations allow the OCS to require the payment of increased royalties, ranging from 120% to 300% of the amount of the OCS grant, depending on the percentage of foreign manufacture. If the OCS consents to the manufacture of our products outside Israel, we cannot assure you that we will not be required to pay the OCS additional royalties.

During 1996, we paid all royalties due to the OCS amounting to a total of $676,000. Therefore, we are under no further obligation to pay royalties to the OCS on the sale of products funded by the Office of the OCS prior to the royalty re-payment.

In 2001 and 2002, we received approvals for grants from the OCS in the amount of $372,000, which has been received by us through December 31, 2003. We have not yet determined whether we can satisfy the terms and conditions of these grants. We have an outstanding contingent liability to pay royalties in the amount of $372,000.

In 1998 and 2002, we received grants in an aggregate amount of $514,000 from the United States-Israel Binational Industrial Research and Development Foundation (“BIRD-F”) for a development project on our Service Suite line of products conducted by us and a United States partner. Under the terms of these grants, we are obligated to pay to the foundation royalties of 3% to 5% of the revenues derived from sales of products developed in this project (the “Supported Project”), up to an aggregate amount of 100% to 150% of each grant, linked to the dollar and to the U.S. consumer price index. We have informed BIRD-F that the Supported Project has failed, and we believe that consequently we will not be required to pay BIRD-F any royalties from the sale of any of our products.

Effects of Currency Fluctuations

Revenues generated and costs incurred outside of the United States are generally denominated in non-dollar currencies. For the years 2001, 2002 and 2003, 24%, 16% and 19% of our revenues, respectively, were denominated in non-dollar currencies. Costs not effectively denominated in United States dollars are translated to United States dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the dollar and non-dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. In 2001 and 2002, we had net income of $118,000 and $66,000, respectively, due to currency fluctuations. In 2003, we incurred a net loss of $104,000 due to currency fluctuations. We generally do not engage in currency hedging transactions to offset the risks with variations in currency exchange rates. Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on our business, financial condition and results of operations.

Impact of Inflation

Since our revenues are generated in United States dollars and currencies other than New Israeli Shekels (NIS), and a portion of our expenses is incurred and will continue to be incurred in NIS, we are exposed to risk by the amount that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar and other currencies. We are also exposed to risk if the timing of the devaluation lags behind inflation in Israel. In 1994, 1995 and 1996, the inflation rate in Israel exceeded the rate of devaluation of the NIS against the dollar and other currencies. This trend was reversed during 1997 and 1998. In 1999 and in 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS, and in 2001 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. In 2002, the devaluation of the NIS against the dollar was similar to the rate of inflation. In 2003, the NIS gained in value against the dollar while the rate of inflation was negative. We generally do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. We also do not own any market risk sensitive instruments. However, we may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks.

Effective Corporate Tax Rate

Our tax rate will reflect a mix of the United States, Japan, and the United Kingdom statutory tax rates on our United States, Japan, and United Kingdom income and the Israeli tax rate discussed below. Israeli companies are generally subject to income tax at the rate of 36%. The majority of our income, however, is derived from our two investment programs with approved enterprise status under the Law for the Encouragement of Capital Investments and is eligible for some tax benefits, subject to certain conditions and restrictions.

Under our investment programs we will enjoy a tax exemption on income derived during the first ten years in which these investment programs produce taxable income, provided that we do not distribute the income as dividends. All of these tax benefits are subject to various conditions and restrictions.

See the discussion in the Tax section in Item 10.

As of December 31, 2003, we had net operating loss carryforwards for tax reporting purposes of approximately $59 million in the United States, $21 million in Israel, $16 million in the United Kingdom and $2 million in Japan. In the United States, the internal revenue code limits the use in any future period of net operating loss carryforwards following a significant change in ownership interests. Since we have incurred tax losses through December 31, 2003, we have not used these net operating losses.

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

Our research and development net expenditures for 2001, 2002 and 2003 were $6.6 million, $3.4 million and $2.1 million, respectively (see the paragraph headed “We may be unable to maintain or expand our sales, marketing, research and development and support organizations which may hinder our ability to grow and meet customer demands” in the Risk Factors set forth in Item 3 above).

Trend Information

Our quarterly results of operations may be subject to significant fluctuations due to several factors, primarily the timing of large orders, which represent a significant percentage of our revenues, and other factors, customer budget cycles and impact on the timing for buying decisions, competitive pressures, the ability of our partners to become effective in selling and marketing our products, and other factors.

For information about our expectations regarding our future cost of revenues, future operating expenses and liquidity and capital resources, please see the discussion under the “Risk Factors” section of Item 3 and the “Operating Results” section and the “Liquidity and Capital Resources” section of Item 5. Historically, our revenues have been concentrated in a few large orders and a small number of customers, a trend which has been increasing over time. See the paragraph headed risk “Historically, our revenues have been concentrated in a few large orders and a small number of customers, a trend which has been increasing over time…” in the Risk Factors set forth in Item 3 above.

During 2003, we have seen an increase in the percentage of our revenue derived from our growing partnership network. We continue to expect to benefit from marketing programs and leads generated by these partners, as well as cooperation from the sales forces of these partners in sales opportunities identified by them. We intend to expand our marketing and implementation capacity through these third parties, including systems integrators, vendors of complementary products and providers of service applications. By employing third parties in the marketing and implementation process, we expect to enhance sales by taking advantage of the market presence of these third parties.

Off-balance Sheet Arrangements

We are not party to any material off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

Contractual Obligations as of December 31, 2003	Total	Payments due by Period (US$ in thousands)
		One Year or Less	1 – 3 Years	4 – 5 Years
Long-term Debt (1)	$2,400	$1,068	$1,332	—

Operating Leases (2)	$1,328	$814	$514	—

Total Contractual Cash Obligations:	$3,728	$1,882	$1,846	—

(1)	See Liquidity and Capital Resources section, Bank Financing
(2)	Includes leases for facilities and car leases for Israel employees

Operating Leases

Payments under non-cancelable operating lease agreements for facilities expire on various dates through 2005. As of the date hereof, our annual aggregate lease obligations range from approximately $634,000 in 2004 to approximately $195,000 in 2005.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Name	Age	Position
Samuel I. HaCohen	46	Executive Chairman of the Board of Directors
Winfried A. Burke	56	President, Chief Executive Officer and Director
Albert A. Gabrielli	45	Chief Financial Officer
Kiyoshi Abe	36	General Manager, ViryaNet Japan
Vladimir Morgenstern	46	Director
Peter Gyenes	58	Director
Manuel Sanchez Ortega	40	Director
Lior Bregman	45	Director
Ronit Lerner	34	Director

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

Winfried A. Burke joined ViryaNet in October 1999 as ViryaNet’s senior vice president of worldwide marketing. From October 2000 until February 2001, Mr. Burke served as ViryaNet’s president and chief operating officer. Since February 2001, Mr. Burke has served as president and chief executive officer. Prior to joining ViryaNet, Mr. Burke was vice president of sales and marketing for ViewSoft and was instrumental in its acquisition by Citrix. He also served as general manager of North American operations and vice president of business development and channel sales at Gentia Software; as a merger and acquisition consultant for several years; and as vice president of sales and marketing for Oberon Software. Mr. Burke previously held various management positions in product management, marketing and sales at Prime Computer, Apollo and Wang. He began his career as a software engineer at the MIT Instrumentation Laboratory/Draper Laboratory, where he worked on the Apollo and Space Shuttle projects, followed by software engineering assignments at the MIT Lincoln Laboratory and Data General. Mr. Burke was trained in computer science at the Massachusetts Institute of Technology, and is a part-time Professional Ski Instructor Association certified ski instructor.

Albert A. Gabrielli has served as our chief financial officer since April 2001. From August 2000 until March 2001, Mr. Gabrielli served as the chief financial officer of Ziplink, a provider of wholesale internet connectivity services. From October 1999 until July 2000, he served as vice president, finance for Ziplink. From August 1998 until August 1999, Mr. Gabrielli served as vice president, finance, Enterprise Data Product Group for Nortel Networks, a telecommunication networking company. From June 1998 until August 1998, he served as vice president, finance, Internet/Telecommunications and Enterprise Product Group for Bay Networks, a data networking company. From July 1995 until June 1998, he served in a number of senior management positions with Bay Networks. From 1982 until July 1995 Mr. Gabrielli was employed at Digital Equipment Corporation in a variety of finance and finance management roles, supporting the professional services, data networking, and systems integration businesses. Mr. Gabrielli received his Bachelor of Science degree in Economics and Finance from Bentley College.

Kiyoshi Abe was recently promoted to general manager of ViryaNet Japan. Mr. Abe joined ViryaNet in November 1998, and during the past six years, was responsible for professional services and pre-sales activities in Japan. Prior to joining ViryaNet, Mr. Abe was a business consultant in the Financial Services Group at Accenture, providing consulting services to Banking, Insurance, and Securities companies. Mr. Abe has a Bachelor of Science degree in Biology from Kobe University in Japan.

Vladimir Morgenstern co-founded the Company with Mr. HaCohen. He has served as one of the Company’s directors since July 1999. Mr. Morgenstern currently serves as a business and technology advisor to several start-up companies. From November 1999 until October 2001, Mr. Morgenstern served as the Company’s executive vice president, corporate programs. Mr. Morgenstern served as the Company’s technical manager and chief technology officer from March 1988 until November 1999. Before co-founding ViryaNet, Mr. Morgenstern held senior systems management positions at John Bryce Systems Ltd. and the Hadassah Hospital, Jerusalem. Mr. Morgenstern holds a Bachelor of Science degree in physics from Vilnius University in Lithuania and has completed all course work for a Master of Science degree in applied mathematics.

Peter Gyenes has served as one of our directors since September 2002. Mr. Gyenes currently serves as the chairman and chief executive officer of Ascential Software Corporation (NASDAQ: ASCL), a leading provider of enterprise data integration solutions to the Global 2000. Mr. Gyenes has more than 30 years of experience in sales, marketing and general management positions within the computer systems and software industry. Mr. Gyenes was formerly Chief Executive Officer of Informix Corporation and led the sale of its database business to IBM and the subsequent transition from Informix to Ascential. Prior to Informix’s acquisition of Ardent Software, Inc., he was chairman, president and Chief Executive Officer of Ardent, which he joined in 1996. Before joining Ardent, he was the president and Chief Executive Officer of Racal Interlan, Inc. Previously, Mr. Gyenes served in executive sales, marketing, and general management positions at Data General Corporation, Encore Computer Corporation and Prime Computer, Inc. He serves on the boards of Applix Computer Systems (NASDAQ: APLX), Axis Computer Systems, and the Massachusetts Software and Internet Council. Mr. Gyenes received a Bachelor of Arts degree in Mathematics and a Masters of Business Administration from Columbia University.

Manuel Sanchez Ortega has served as a director of ViryaNet since October 2003. Mr. Sanchez currently serves as a director and the chief executive officer of Telvent, the information technology subsidiary of Abengoa, S.A. of Spain. From 2000 to 2001, Mr. Sanchez was the executive vice president of Telvent Energia Y Medio Ambiente, a subsidiary of Telvent focused on the energy and environmental markets. From 1995 to 1999, Mr. Sanchez was the managing director for Telvent Mexico. Prior to his employment with Telvent Mexico, Mr. Sanchez served as a manager in Telvent Energia y Medio Ambiente. Mr. Sanchez received a Bachelor of Science degree in electrical engineering from the Universidad Pontificia Comillas (ICAI) of Madrid, and a Master in Business Administration from the IPADE of Mexico. Telvent, located in Madrid, Spain, is ViryaNet’s largest shareholder.

Lior Bregman has served as a director of ViryaNet since November 2003. Mr. Bregman is currently a private investor focused on identifying new trends and potential beneficiaries mostly in the technology sector as well in other special situations where in-depth analysis could provide an edge. From 1988 to 2001 Mr. Bregman served as a Managing Director with CIBC/Oppenheimer. Mr. Bregman was involved in the development of CIBC/Oppenheimer’s high technology effort and was responsible for its telecommunication equipment research effort in general and the wireless communication area in particular, as well as its research on defense and Israeli companies. Mr. Bregman’s work was recognized by the Wall Street Journal and Institutional Investor All Star surveys. Until 2001 Mr. Bregman was also a partner in Genesis I, an Israeli-based venture capital fund, and also served on the investment committee of Genesis II. Prior to joining CIBC/Oppenheimer, Mr. Bregman served as a research analyst at Hambrecht & Quist. Mr. Bregman received his MBA from Stanford University in 1986, and his BA from the Hebrew University of Jerusalem.

Ronit Lerner has served as a director of ViryaNet since November 2003. Ms. Lerner currently serves as the senior finance manager of BMC Software Israel Ltd., a subsidiary of BMC Software, Inc., and also teaches accounting at the Tel Aviv University. Prior to BMC, Ms. Lerner served as the director of mergers, acquisitions and accounting for ECI Telecom from 2000 until July 2002. Ms. Lerner joined the Israel accounting standards board, an affiliate of the Israel Securities Authority, at its inception in 1997 and served as a manager and senior research supervisor. From 1994 to 1997, Ms. Lerner served as a senior manager at KPMG. Ms. Lerner received a Bachelor of Arts degree in Business Administration and Accounting from Tel Aviv Management College and received a Master in Business Administration in Finance, with honors, from Bar Ilan University. Ms. Lerner is a certified public accountant in Israel.

Compensation

We have entered into employment agreements with Messrs. HaCohen, Burke, and Gabrielli. These employment agreements contain various provisions, including provisions relating to assignment of intellectual property rights to us, non-competition and confidentiality. Under the agreements with Messrs. HaCohen, Burke and Gabrielli, they are entitled to 6 months of severance, including benefits, in the event we terminate their respective employment without cause, under the circumstances provided in each of their employment agreements. We have also entered into executive incentive bonus or commission plans with all of these executives. In addition, we have also entered into a consulting arrangement with Vladimir Morgenstern, under which Mr. Morgenstern provides certain project management services to us. The compensation provided under the terms of this arrangement is based on the average compensation provided to employees providing similar services to us.

The aggregate remuneration we paid for the year ended December 31, 2003 to our directors and executive officers as a group was $1,294,006 in salaries, fees, commissions and bonuses. Included in this amount is remuneration of $284,225 to two of our former executive officers. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits to our directors and executive officers.

On November 26, 2003, our shareholders approved a compensation plan for our directors who are not executive officers. Any non-executive director attending any of the five (5) scheduled meetings of the Board of Directors is entitled to receive $1,000 for each meeting attended in person, or $500 for each meeting attended by phone only. Participation in all other meetings of the Board of Directors or the audit committee does not entitle any director to additional compensation. All directors are reimbursed for their expenses incurred for each Board of Directors or committee meeting attended. With respect to our external directors, such compensation and reimbursement of expenses are made in accordance with the applicable provisions of our Companies Law. For additional information, please see the discussion under the heading “External Directors; Independent Directors”.

During 2003, options to purchase 177,000 Ordinary Shares were granted to our directors and executive officers. Options granted to our directors were approved by our shareholders. Included in this amount are options to purchase 20,000 Ordinary Shares granted to a former director and a former executive officer, of which 15,000 were canceled after the termination of their employment with us. The weighted average exercise price of these outstanding options was $1.59 per share, with quarterly vesting over two years. All options were issued pursuant to our 1999 Stock Option and Incentive Plan.

In addition, our Board of Directors and audit committee have approved and recommended, subject to the approval of our shareholders, an extension in the exercise period for 37,800 options granted to two directors in 1996 under the 1996 Stock Option Plan. These options were to expire in December 2003 unless extended as explained herein. The options have an exercise price of $6.11 and the extension, if approved by shareholders, will allow these directors to exercise these options until December 31, 2006.

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

Board Practices

The following table sets forth certain information concerning our current directors and executive officers:

Name	Current Office(s) Held	Commencement of Office	Termination/Renewal Date of Office
Samuel I. HaCohen	Executive Chairman of the Board of Directors	March 1998	2004 Annual Meeting
Winfried A. Burke	President	October 2000	Not applicable
	Chief Executive Officer	February 2001	Not applicable
	Director	June 2001	2004 Annual Meeting
Vladimir Morgenstern	Director	July 1999	2004 Annual Meeting
Albert A. Gabrielli	Chief Financial Officer	April 2001	Not applicable
Kiyoshi Abe	General Manager, ViryaNet Japan	January 2004	Not applicable
Peter Gyenes (1),(2),(3)	Director	September 2002	2005 Annual Meeting
Manuel Sanchez Ortega	Director	October 2003	2004 Annual Meeting
Lior Bregman (2),(3)	Director	November 2003	2004 Annual Meeting
Ronit Lerner (1),(2),(3)	Director	November 2003	2006 Annual Meeting

(1)	External Directors under the Companies Law
(2)	Member of Audit Committee
(3)	Independent Directors

Our Articles of Association provide that directors are elected at our annual general meeting of the shareholders by a vote of the holders of a majority of the voting power represented at that meeting. Each director, except for the external directors as described below, holds office until the next annual general meeting of the shareholders.

External Directors; Independent Directors

Israeli Companies Law

We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000, and supersedes most of the provisions of the Israeli Companies Ordinance, New Version, 5743-1983. Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint two external directors. Mr. Gyenes and Ms. Lerner serve as our External Directors.

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

Term of Service

The initial term of an external director is three years and may be extended by the shareholders for an additional three years. If, when we elect an external director, all of our directors are of the same gender, then the next external director must be of the other gender. Each committee exercising powers of the Board of Directors is required to include at least one external director and the audit committee of the Company is required to include all external directors.

Independent Directors

Our Ordinary Shares are currently listed for quotation on The Nasdaq SmallCap Market and the Tel-Aviv Stock Exchange (but are expected to be delisted from the Tel-Aviv Stock Exchange on June 3, 2004; See “History and Development” in Item 4 above) and are subject to the rules of The Nasdaq SmallCap Market applicable to quoted companies. Under the Nasdaq rules, we are required to appoint a minimum of three independent directors. The independence standard under the Nasdaq rules excludes any person who is a current or former employee of a company as well as the immediate family members of an executive officer of a company. Messrs. Bregman, Gyenes, and Ms. Lerner serve as independent directors and meet the independence standard of the Nasdaq rules.

Audit Committee

Nasdaq Rules and Israeli Companies Law

Our Board of Directors has formed an audit committee. The audit committee exercises the powers of the Board of Directors for our accounting, reporting and financial control practices. Under the Companies Law, both of the External Directors should be members of the Audit Committee. Messrs. Bregman and Gyenes, and Ms. Lerner are members of our audit committee.

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

Employees

As of December 31, 2003, we had 33 employees in Israel, 45 in the United States, and 8 in Japan. Of our 86 employees, 14 were engaged in research and development, 16 in sales, marketing and business development, 45 in professional services and technical support and 11 in finance, administration and operations. None of our employees is represented by a labor union.

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

Share Ownership

As of March 1, 2004, the aggregate number of our Ordinary Shares beneficially owned by our directors and executive officers as a group was 911,643, and includes options and warrants to purchase up to 228,591 Ordinary Shares which are exercisable or will become exercisable within 60 days of March 1, 2004. These amounts include Ordinary Shares held by Telvent since an affiliate of Telvent serves on our Board of Directors and, accordingly, such designee may be deemed to be the beneficial owner of the Ordinary Shares held by Telvent. Such designee disclaims beneficial ownership of such shares. See “Major Shareholders and Related Party Transactions” in Item 7 below.

As of March 1, 2004, options to purchase up to 303,379 Ordinary Shares granted to our directors and executive officers were outstanding under our option plans. The weighted average exercise price of these options was $1.66 per share. From these options, options to purchase 212,286 Ordinary Shares granted to our directors and executive officers are exercisable or will become exercisable within 60 days of March 1, 2004.

The shares beneficially owned by our directors and executive officers do not include 37,800 options granted to two directors in 1996 at an exercise price of $6.11 under the 1996 Stock Option Plan. Our Board of Directors and audit committee have approved and recommended an extension in the exercise period for these options until December 31, 2006, subject to the approval of our shareholders. These options were to expire in December 2003 unless extended as explained herein.

As of March 1, 2004, there were approximately 900 shareholders of record.

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

The 1996 Stock Option and Incentive Plan

In 1996, we adopted the 1996 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 140,000 Ordinary Shares for issuance. As of March 1, 2004, options to purchase 15,490 Ordinary Shares were outstanding under the 1996 Stock Option and Incentive Plan and options to purchase 30,731 Ordinary Shares were exercised into Ordinary Shares. The 55,979 Ordinary Shares that were available for grants of additional options were transferred to the 1999 Stock Option and Incentive Plan. In addition, we have previously granted and reserved 37,800 options for two directors that the Board of Directors and audit committee approved an extension in the exercise period until December 31, 2006, subject to the further approval of our shareholders. The exercise prices of options granted under the 1996 Stock Option and Incentive Plan range from $6.11 to $10.00.

The 1997 Stock Option and Incentive Plan

In 1997, we adopted the 1997 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 50,000 Ordinary Shares for issuance. As of March 1, 2004, options to purchase 325 Ordinary Shares were outstanding under the 1997 Stock Option and Incentive Plan and options to purchase 7,990 Ordinary Shares were exercised into Ordinary Shares. The 41,685 Ordinary Shares that were available for grants of additional options were transferred to the 1999 Stock Option and Incentive Plan. The exercise price of the options granted under the 1997 Stock Option and Incentive Plan is $23.00.

The 1998 Stock Option and Incentive Plan

In 1998, we adopted the 1998 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 150,000 Ordinary Shares for issuance. As of March 1, 2004, options to purchase 6,900 Ordinary Shares were outstanding under the 1998 Stock Option and Incentive Plan and options to purchase 950 Ordinary Shares were exercised into Ordinary Shares. The 142,150 Ordinary Shares that were available for grants of additional options were transferred to the 1999 Stock Option and Incentive Plan. The exercise prices of the options granted under the 1998 Stock Option and Incentive Plan range from $10.00 to $39.00.

The 1999 Stock Option and Incentive Plan

In 1999, we adopted the 1999 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 300,000 Ordinary Shares for issuance and transferred an additional 239,814 Ordinary Shares to the 1999 Stock Option and Incentive Plan from the 1996 Stock Option and Incentive Plan, the 1997 Stock Option and Incentive Plan and the 1998 Stock Option and Incentive Plan. As of March 1, 2004, options to purchase 655,373 Ordinary Shares were outstanding under the 1999 Stock Option and Incentive Plan, options to purchase 120,837 Ordinary Shares were exercised into Ordinary Shares and 263,604 additional Ordinary Shares were available for grants of additional options. The exercise prices of the options granted under the 1999 Stock Option and Incentive Plan range from $1.59 to $120.00.

In June 2001 and November 2003, our shareholders approved the reservation of options to purchase additional Ordinary Shares in the amounts of 300,000 and 200,000, respectively, for an aggregate additional amount of 500,000 Ordinary Shares to be granted under the 1999 Stock Option and Incentive Plan.

Administration of Our Option Plans

Our option plans are administered by the Board of Directors. Under the option plans, options to purchase our Ordinary Shares may be granted to the officers, directors, employees or consultants of ViryaNet or of any of our subsidiaries. Under the option plans, the exercise price of options shall be determined by the Board of Directors. The vesting schedule of the options is also determined by the Board of Directors but generally the options vest over a two to four year period. Each option granted under the option plans is exercisable, unless extended, until seven years from the date of the grant of the option. The 1996 Stock Option and Incentive Plan, the 1997 Stock Option and Incentive Plan, the 1998 Stock Option and Incentive Plan and the 1999 Stock Option and Incentive Plan will expire on December 31, 2005, 2006, 2007 and 2008, respectively.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of March 1, 2004 for each person or group that we know owns more than 5% of our Ordinary Shares.

We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any Ordinary Shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days of March 1, 2004. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power for all Ordinary Shares held by them. Applicable percentage ownership in the following table is based on 4,498,372 Ordinary Shares outstanding as of March 1, 2004.

Ordinary Shares Beneficially Owned

Name and Address	Number	Percent of Class
Telvent, GIT S.A (1) Valgrande, 6 28108 Alcobendas Madrid, Spain	541,758	12.0%

The Clal Group (2) Kiriat Atidim Ramat Hachayal P.O. Box 61581, Tel Aviv 58177 Israel	506,820	11.2%

Vertex Venture Capital Israel Funds (3) 1 Hashikma Street Savyon 56530 Israel	424,960	9.3%

Oded Unger (4) Tarpon 5 Street Bnei Brak, 51420 Israel	305,992	6.7%

All directors and executive officers as a group (9 persons)(5)	911,643	19.3%

(1)	Includes options to purchase 2,500 Ordinary Shares exercisable within 60 days of March 1, 2004, held by Manuel Sanchez Ortega, a director and the chief executive officer of Telvent, whose rights have been assigned to Telvent.
(2)	Includes:
•	75,382 Ordinary Shares and warrants to purchase 1,584 Ordinary Shares exercisable within 60 days of March 1, 2004, held by Clal Venture capital;
•	Warrants to purchase 1,584 Ordinary Shares exercisable within 60 days of March 1, 2004, held by Clalit;
•	130,801 Ordinary Shares and warrants to purchase 3,661 Ordinary Shares exercisable within 60 days of March 1, 2004, held by Clal Industries and Investments; and
•	147,351 Ordinary Shares and warrants to purchase 3,661 Ordinary Shares exercisable within 60 days of March 1, 2004, held by Clal Electronics Industries;
•	53,709 Ordinary Shares and warrants to purchase 8,198 Ordinary Shares exercisable within 60 days of March 1, 2004, held by FBR Infinity II Venture Israel LP, which may be deemed an affiliate of the Clal Group;
•	50,511 Ordinary Shares and warrants to purchase 7.711 Ordinary Shares exercisable within 60 days of March 1, 2004, held by FBR Infinity II Venture LP, which may be deemed an affiliate of the Clal Group;
•	19,665 Ordinary Shares and warrants to purchase 3,002 Ordinary Shares exercisable within 60 days of March 1, 2004, held by FBR Infinity II Venture LP, which may be deemed an affiliate of the Clal Group;
(3)	Includes:
•	49,330 Ordinary Shares and warrants to purchase 7,530 Ordinary Shares exercisable within 60 days of March 1, 2004, held by Vertex Israel II (A) Fund L.P.;
•	273,451 Ordinary Shares and warrants to purchase 41,742 Ordinary Shares exercisable within 60 days of March 1, 2004, held by Vertex Israel II (C.I.) Fund L.P.;
•	7,558 Ordinary Shares and warrants to purchase 1,153 Ordinary Shares exercisable within 60 days of March 1, 2004, held by Vertex Israel II (B) Fund L.P.;
•	34,914 Ordinary Shares and warrants to purchase 5,330 Ordinary Shares exercisable within 60 days of March 1, 2004, held by Vertex Israel II Discount Fund L.P.;
•	3,429 Ordinary Shares and warrants to purchase 523 Ordinary Shares exercisable within 60 days of March 1, 2004, held by Vertex Israel II (CI) Executive Fund L.P.;
(4)	Includes:
•	259,657 Ordinary Shares and warrants to purchase 46,335 Ordinary Shares exercisable within 60 days of March 1, 2004, held by Oded Unger;
(5)	Also includes options granted to such directors and executive officers of the Company which are exercisable within 60 days of March 1, 2004. This number includes Ordinary Shares held by Telvent since an affiliate of Telvent serves on our Board of Directors and, accordingly, such designee may be deemed to be the beneficial owner of the Ordinary Shares held by Telvent . Such designee disclaims beneficial ownership of such shares.

Our shareholders do not have different voting rights.

Related Party Transactions

Registration Rights

On February 25, 2002 we entered into a Registration Rights Agreement with the former shareholders of iMedeon. Under this agreement, holders of 510,055 Ordinary Shares have the right, starting as of August 25, 2002 and only under certain circumstances, to require us to register their Ordinary Shares for sale. Under this agreement such shareholders were also granted “piggyback” rights subject to certain terms and conditions.

On November 4, 2003 we entered into a Registration Rights Agreement with the participants of a private financing that raised approximately $1.8 million for the Company. Under the terms of this agreement, we have agreed to file a registration statement with the SEC covering the resale of the Ordinary Shares from this transaction within six months following the closing of the investment, subject to certain terms and conditions.

On December 5, 2003 we entered into another Registration Rights Agreement with the participants of a private financing that raised approximately $2.2 million for the Company. Under the terms of this agreement, we have agreed to file a registration statement with the SEC covering the resale of the Ordinary Shares from this transaction within six months following the closing of the investment, subject to certain terms and conditions.

Consulting Agreement with a Director

On July 21, 2003, the Board of Directors and audit committee approved an agreement with Vladimir Morgenstern, a director of our Company, to provide project management services to us in connection with our engagements with high profile customers and prospects. The compensation provided under the terms of this agreement is based on the average compensation provided to employees providing similar services to us.

Loans

In June, 1999, the Board of Directors issued Mr. HaCohen 17,390 Series C-2 Preferred Shares, in consideration of $100,000, which we loaned to Mr. HaCohen. The loan was approved by the shareholders in June 2000 and bears an annual interest at the rate of 6.5%. As of May 1, 2003, the outstanding loan amount was $136,000. Repayment of the loan is due when Mr. HaCohen sells or otherwise disposes of the shares subject to the loan. In addition, the Company, at its sole discretion, may call for immediate payment of the loan and the interest thereon in the event that (i) Mr. HaCohen becomes bankrupt or files a motion for bankruptcy, or (ii) Mr. HaCohen ceases to remain in the employment of the Company for any reason.

On May 28, 2001, we entered into a loan agreement with Mr. Burke for a principal sum of $52,000. Under the loan agreement, as amended, repayment of such loan amount by Mr. Burke (together with an interest equal to the applicable Federal Rate as published by the IRS on the date of the loan agreement) shall be made upon the earlier to occur of: (i) May 28, 2005, (ii) termination of Mr. Burke’s employment with ViryaNet, or (iii) such time as Mr. Burke elects to repay the loan. In addition, under the loan agreement Mr. Burke shall not be required to repay any outstanding loan amount in the event that his employment with the Company is terminated by the Company without cause.

Directors and Officers Insurance

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

Dividend Distribution Policy

We have never declared or paid dividends to our shareholders and we do not intend to pay dividends in the future. We anticipate that we will retain all of our future earnings, if any, for use in the expansion and operation of our business and, therefore, do not expect to pay any dividends in the future.

Significant Changes

Not applicable.

Item 9. The Offer and Listing

Market Price Information

Through December 31, 2003, the high and low reported sales prices for our Ordinary Shares were as follows:

Period	High	Low
Year ending
December 31, 2003	$7.80	$0.30
December 31, 2002	6.90	0.746
December 31, 2001	41.25	3.80

Quarters ending:
2004
First Quarter, ending March 31, 2004	6.50	4.92

2003
Fourth Quarter, ending December 31, 2003	7.80	2.75
Third Quarter, ending September 30, 2003	4.15	0.80
Second Quarter, ending June 30, 2003	1.13	0.30
First Quarter, ending March 31, 2003	0.92	0.32

2002
Fourth Quarter, ending December 31, 2002	1.33	0.746
Third Quarter, ending September 30, 2002	4.339	1.30
Second Quarter, ending June 30, 2002	6.20	3.00
First Quarter, ending March 31, 2002	6.90	4.10

2001
Fourth Quarter, ending December 31, 2001	7.70	3.80
Third Quarter, ending September 30, 2001	10.70	6.20
Second Quarter, ending June 30, 2001	13.13	7.50
First Quarter, ending March 31, 2001	41.25	10.00

Most Recent 6 months	High	Low
March 2004	6.39	4.92
February 2004	6.50	5.02
January 2004	6.03	5.17
December 2003	6.75	0.80
November 2003	7.80	1.50
October 2003	4.90	1.95

The trading activity for our Ordinary Shares on the Tel Aviv Stock Exchange (“TASE”) since the inception of our listing on October 29, 2001, was not material and is not included here.

Markets on Which Our Ordinary Shares Trade

Our Ordinary Shares were listed on The Nasdaq National Market on September 19, 2000, under the symbol “VRYA”. Prior to September 19, 2000, there was no public market for our Ordinary Shares. On October 29, 2001 our Ordinary Shares were listed for trading on TASE as well, and we will be delisted from trading on the TASE on June 3, 2004.

On September 5, 2002, we were notified by The Nasdaq National Market that we were not in compliance with Marketplace Rule 4450(a)(2) by failing to maintain a minimum market value of $5,000,000 for our publicly held shares and had until December 4, 2002 to regain compliance. Due to the economic and market conditions affecting our valuation, we concluded that we would request a transfer of our securities listing from The Nasdaq National Market to The Nasdaq SmallCap Market. The transfer was approved on December 20, 2002, and our trading on The Nasdaq SmallCap Market began on December 31, 2002.

On March 4, 2004, we requested that the TASE delist our Ordinary Shares from trade on the TASE and have received the confirmation from the TASE that the delisting will occur on June 3, 2004. Our decision to delist was based on the additional reporting requirements in Israel on Israeli companies whose securities are transferred from The NASDAQ National Market to The Nasdaq SmallCap Market, and, the low volume of trading of our Ordinary Shares on the TASE since our listing began on October 29, 2001. After the delisting becomes effective, our Ordinary Shares will continue to be traded on The Nasdaq SmallCap Market.

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

Under our Articles of Association, every shareholder who is present, in person, by proxy, or by written ballot or is deemed under the Companies Law to be present at a general meeting of the shareholders, shall be entitled to one vote for each ordinary share of which he or she is the holder.

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

Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those discussed in the Property, Plant and Equipment section, the Liquidity and Capital Resources section under Item 5 “Operating and Financial Review and Prospects”, and in the Related Party Transactions section under Item 7 “Major Shareholders and Related Party Transactions”.

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

Status of ViryaNet as a Passive Foreign Investment Company (“PFIC”)

Although we do not believe that we were a PFIC in 2003, there can be no assurance that the IRS will agree with that conclusion or that we will not become a PFIC in 2004 or in a subsequent year. Passive foreign investment company status is determined as of the end of each taxable year and is dependent upon a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. The determination of whether we are or will become a passive foreign investment company will be affected by how rapidly we use our cash and investment assets in our business. Also, a significant decline in the market price of our Ordinary Shares may result in our being classified as a passive foreign investment company.

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

An approved enterprise approved after April 1, 1986, may elect to forego any entitlement to the grants otherwise available under the capital investments law or may participate in an alternative benefits program, under which the undistributed income from the approved enterprise is fully exempt from corporate tax for a defined period of time. The period of tax exemption ranges between two and ten years, depending upon the location within Israel of the approved enterprise and the type of the approved enterprise. Alternatively, approved enterprises approved after January 1, 1997 in national priority region A, may elect to receive grants and a two-year tax exemption for undistributed profits derived from the approved enterprise program. We cannot assure you that the current benefit programs will continue to be available or that we will continue to qualify for benefits under the current programs.

We have two approved enterprise programs under the capital investments law, which entitle us to some tax benefits. The tax benefit period for these programs has not yet begun. Income derived from these alternative benefit programs is exempt from tax for a period of ten years, starting in the first year in which we generate taxable income from the approved enterprise, subject to certain conditions.

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

The tax benefits we currently receive may be reduced in the future. The applicable law regarding approved enterprise programs will expire on June 30, 2004. Accordingly, requests for new programs or expansions that are not approved on or before June 30, 2004 will not confer any tax benefits, unless the term of the law will be extended. Our approved enterprise program and the tax benefits thereunder may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our taxes. The amount, if any, by which our taxes would increase will depend upon the rate of the tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future.

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

The OCS has approved some of our research and development programs and we have been able to deduct, for tax purposes, a portion of our research and development expenses net of the grants received. Other research and development expenses that are not approved may be deducted for tax purposes in 3 equal installments during a 3-year period.

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

Israeli law generally imposes a capital gains tax on the sale of publicly traded securities. Pursuant to changes made to the Israeli Income Tax Ordinance in January 2003, capital gains on the sale of our Ordinary Shares will be subject to Israeli capital gains tax, generally at a rate of 15%. However, as of January 1, 2003 nonresidents of Israel will be exempt from capital gains tax in relation to the sale of our Ordinary Shares for so long as (a) our Ordinary Shares are listed for trading on a stock exchange outside of Israel, (b) the capital gains are not accrued or derived by the nonresident shareholder’s permanent enterprise in Israel, (c) the Ordinary Shares in relation to which the capital gains are accrued or derived were acquired by the nonresident shareholder after the initial listing of the Ordinary Shares on a stock exchange outside of Israel, and (d) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Israeli Income Tax Ordinance. As of January 1, 2003 nonresidents of Israel are also exempt from Israeli capital gains tax resulting from the sale of securities on TASE provided that the capital gains are not accrued or derived by the nonresident shareholder’s permanent enterprise in Israel.

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

PART II

Item 13. Defaults, Dividend Arrearages And Delinquencies

None.

Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds

Use of Proceeds

On September 19, 2000, we commenced an IPO of 400,000 of our Ordinary Shares, pursuant to our final prospectus dated September 19, 2000 (the “Prospectus”). The Prospectus was contained in our Registration Statement on Form F-1, which was declared effective by the Securities and Exchange Commission (SEC File No. 333-42158) on September 19, 2000. The IPO closed on September 22, 2000 upon the sale of 400,000 Ordinary Shares to the underwriters. Chase Securities Inc., Salomon Smith Barney, Inc., and Dain Rauscher Incorporated acted as the representatives of the underwriters in the IPO.

The aggregate offering price of the IPO to the public was $32,000,000, with proceeds to us, after deduction of the underwriting discount, of $29,760,000 (before deducting offering expenses payable by us). The aggregate amount of expenses incurred by us in connection with the issuance and distribution of Ordinary Shares offered and sold in the IPO was approximately $6,376,000, including $2,240,000 in underwriting discounts and commissions, $428,000 in payments to directors and officers and $3,708,000 in other expenses.

The net proceeds to us from the IPO, after deducting underwriting discounts and commissions and other expenses, were approximately $25,624,000. Through December 31, 2003, these net proceeds have been used for the purchase of equipment and software in the amount of approximately $2,339,000, and approximately $23,285,000 have been used for working capital purposes.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures. We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2003. Following that evaluation, our management, including the CEO and CFO, concluded that based on the evaluation, the design and operation of our disclosure controls and procedures were effective at that time. Since the evaluation, there have been no significant changes in our internal controls or in factors that could significantly affect internal controls, including, because we have not identified any significant deficiencies or material weaknesses in our internal controls, any corrective actions with regard to significant deficiencies and material weaknesses.

(b) Not yet applicable

(c) Not yet applicable

(d) Changes in Internal Control Over Financial Reporting. There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2003, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that we have at least one audit committee financial expert, Ms. Ronit Lerner.

Item 16B. Code of Ethics

We have adopted a written code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer.

You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

ViryaNet, Inc.

2 Willow Street

Southborough

MA 01745-1027

Telephone: 508-490-8600

Item 16C. Principal Accountant Fees and Services

During each of the last two fiscal years, Kost, Forer, Gabbay & Kasierer, a member of Ernst and Young International, has acted as the Company’s independent auditors.

Audit fees

Ernst & Young billed the Company approximately $126,000 for audit services for 2003, including fees associated with the annual audit and reviews of the Company’s quarterly financial results submitted on Form 6-K, and consultations on various accounting issues. Ernst & Young billed the Company approximately $161,000 for audit services for fiscal 2002.

Audit-related fees

Ernst & Young billed the Company approximately $30,000 for audit-related services for fiscal 2003. Audit-related services principally include due diligence examinations as well as assistance with certain requirements of the SEC regulations. Ernst & Young billed the Company approximately $60,000 for audit-related services for fiscal 2002.

Tax fees

Ernst & Young billed the Company approximately $59,000 for tax advice, including fees associated with tax compliance services, tax planning services and other tax consulting services for fiscal 2003. Ernst & Young billed the Company approximately $63,000 for tax advice in fiscal 2002.

All other fees

We did not pay Ernst & Young for any fees other than the Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2003 and 2002.

Pre-Approval Policies for Non-Audit Services

Prior to the engagement of Ernst & Young each year, the engagement is approved by the Audit Committee of the Board of Directors and by vote of the Company’s shareholders at the Company’s Annual General Meeting of Shareholders. The Company’s Audit Committee has also adopted its own rules of procedure. The Audit Committee’s rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal 2003, the Company’s Audit Committee approved all of the services provided by Ernst & Young.

Item 16D. Exemption From The Listing Standards For Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See the Index to Consolidated Financial Statements and related Financial Statements accompanying this report-beginning page F-1.

Item 19. Exhibits

Exhibit Index		Description of Document
1	1)	Memorandum of Association of Registrant (English translation) dated March 8, 1988	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	Amended Articles of Association of ViryaNet	Filed as Exhibit 1(2) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

4(a)	1)	The 2000 Amendment and Restatement to the Investors Rights Agreement among ViryaNet and the Investors dated April 5, 2000	Filed as Exhibit 10.5 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	The Registration Rights Agreement, among ViryaNet and the previous shareholders of iMedeon, Inc. dated February 25, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

Exhibit Index		Description of Document
	3)	The Agreement and Plan of Merger among ViryaNet, iMedeon, Inc. and the stockholders of iMedeon, Inc, dated February 25, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	4)	Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase Ordinary Shares.	Filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	5)	Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase Ordinary Shares.	Filed as Exhibit 10.11 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	6)	Form of warrant issued by ViryaNet to customers prior to July 1, 2000 to purchase Ordinary Shares.	Filed as Exhibit 10.12 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	7)	Form of warrant issued by ViryaNet to customers after July 1, 2000 to purchase Ordinary Shares.	Filed as Exhibit 10.17 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference

	8)	Warrant issued by ViryaNet to Bank Hapoalim Ltd. to purchase Ordinary Shares dated effective February 13, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	9)	Warrant issued by ViryaNet to GE Capital Equity Investments, Inc. to purchase Ordinary Shares dated effective February 21, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	10)	Letter of Credit issued by Bank Hapoalim B.M. to ViryaNet dated February 10, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	11)	Letter from Bank Hapoalim B.M. to ViryaNet dated July 14, 2003.	Translation. Filed as exhibit 11 of the Company’s 20-F for the year ending December 31, 2002 and incorporated herein by reference.

	12)	Share Purchase Agreement dated July 28, 2003, by and among the company and Telvent GIT, S.A., and exhibits thereof

	13)	Share Purchase Agreement dated October 30, 2003, among ViryaNet and the investors identified in such agreement, and exhibits thereof

	14)	Agreements dated November 6, 2003, among ViryaNet and the investors identified in such agreements

4(b)	1)	Lease for approximately 16,950 square feet of office space in Jerusalem, Israel.	Filed as Exhibit 10.14 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	A new Lease agreement reducing the current Company premises leased in Jerusalem, Israel, to an area of approximately 7,600 square feet of office space, dated February 25, 2002 (as summarized and translated into English).	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	3)	Lease for approximately 13,807 square feet in Southborough, Massachusetts.	Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

Exhibit Index		Description of Document
	4)	Lease for approximately 20,000 square feet located in Alpharetta, Georgia.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	5)	First Amendment to the Lease Agreement by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.	Filed as Exhibit 4(b) of the Company’s 20-F for the year ending December 31, 2002.

	6)	Promissory Notes by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.	Filed as Exhibit 4(b) of the Company’s 20-F for the year ending December 31, 2002.

4(c)	1)	The Company’s 1996 Stock Option and Incentive Plan.	Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	The Company’s 1997 Stock Option and Incentive Plan.	Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	3)	The Company’s 1998 Stock Option and Incentive Plan.	Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	4)	The Company’s 1999 Stock Option and Incentive Plan.	Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	5)	Form of Indemnification Agreement entered into with directors and officers of the Company.	Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	6)	Tender Offer Statement under Section 13(e)(1) of the Securities Exchange Act of 1934.	Filed on Form SC TO-I, No. 005-60313 and incorporated herein by reference.

12.1		Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

12.2		Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

13.1		Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

14.1		Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst and Young International

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southborough, Massachusetts, on this 9th day of April, 2004.

VIRYANET LTD.

By:	/s/ WINFRIED A. BURKE
Winfried A. Burke President and Chief Executive Officer

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

[GRAPHIC APPEARS HERE]	■ Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	■ Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

VIRYANET LTD.

We have audited the accompanying consolidated balance sheets of ViryaNet Ltd. (“the Company”) and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 17, 2004	A Member of Ernst & Young Global

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2002	2003
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,211	$5,087
Restricted cash (Note 3)	30	—
Trade receivables (net of allowance for doubtful accounts of $ 1,905 and $ 52 for 2002 and 2003, respectively)	1,751	2,336
Unbilled receivables	846	255
Other accounts receivable and prepaid expenses (Note 4)	1,090	986

Total current assets	6,928	8,664

SEVERANCE PAY FUND	554	638

PROPERTY AND EQUIPMENT, NET (Note 5)	1,529	630

INTANGIBLE ASSETS:
Technology, net (Notes 1d, 6)	130	70
Goodwill (Notes 1d)	2,772	2,772

	2,902	2,842

Total assets	$11,913	$12,774

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2002	2003
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 7)	$2,623	$908
Current maturities of long-term bank loan (Note 9)	—	1,036
Trade payables	844	905
Deferred revenues	1,440	1,304
Other accounts payable and accrued expenses (Note 8)	3,139	2,907

Total current liabilities	8,046	7,060

LONG-TERM LIABILITIES:
Long-term bank loan (Note 9)	2,400	1,307
Accrued severance pay	965	1,077

Total long-term liabilities	3,365	2,384

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS’ EQUITY
Share capital (Note 11):
Ordinary shares of NIS 1.0 par value - Authorized: 4,200,000 and 6,500,000 shares at December 31, 2002 and 2003, respectively; Issued and outstanding: 2,681,733 and 4,490,872 shares at December 31, 2002 and 2003, respectively	721	1,108
Additional paid-in capital	100,934	105,725
Deferred stock compensation	—	(102)
Accumulated other comprehensive loss	(368)	(353)
Accumulated deficit	(100,785)	(103,048)

Total shareholders’ equity	502	3,330

	$11,913	$12,774

The	accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2001	2002	2003
Revenues (Note 13a):
Software licenses	$12,504	$3,489	$3,843
Maintenance and services	7,498	5,190	7,857

Total revenues	20,002	8,679	11,700

Cost of revenues:
Software licenses	2,420	361	482
Maintenance and services	6,458	4,380	4,996

Total cost of revenues	8,878	4,741	5,478

Gross profit	11,124	3,938	6,222

Operating expenses:
Research and development	6,602	3,813	2,194
Less - royalty bearing grants	—	461	96

Research and development, net	6,602	3,352	2,098
Selling and marketing	14,150	6,598	4,109
General and administrative	3,931	2,314	1,907
Provision for doubtful accounts and write-off of bad debts (Note 2m)	1,265	2,319	40
In-process research and development write-off	—	480	—
Amortization of deferred stock compensation (1)	(64)	36	20

Total operating expenses	25,884	15,099	8,174

Operating loss	(14,760)	(11,161)	(1,952)
Financial income (expenses), net (Note 14)	190	(189)	(311)

Net loss	$(14,570)	$(11,350)	$(2,263)

Basic and diluted net loss per Share	$(6.71)	$(4.38)	$(0.74)

Weighted average number of shares used in computing basic and diluted net loss per Ordinary share	2,171,113	2,587,948	3,048,319

(1) Stock based compensation relates to the following:

Cost of revenues	$32	$—	$—
Selling and marketing	12	32	—
General and administrative	(108)	4	20

Total	$(64)	$36	$20

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in capital	Deferred stock compensation	Accumulated other Comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity
	Number	Amount
Balance as of January 1, 2001	2,166,468	$610	$98,328	$(604)	$(288)	$(74,865)		$23,181
Exercise of stock options	5,210	1	55	—	—	—		56
Stock based Compensation related to warrants to a bank	—	—	87	—	—	—		87
Stock based Compensation related to warrants to a consultant	—	—	13	—	—	—		13
Stock based Compensation related to warrants to a customer	—	—	104	—	—	—		104
Forfeiture of stock options to employees	—	—	(625)	625	—	—		—
Reversal of amortization of deferred stock compensation	—	—	—	(64)	—	—		(64)
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	(148)	—	$(148)	(148)
Net loss	—	—	—	—		(14,570)	(14,570)	(14,570)

Total comprehensive loss							$(14,718)

Balance as of December 31, 2001	2,171,678	611	97,962	(43)	(436)	(89,435)		8,659
Issuance of shares in connection with the acquisition of iMedeon, Inc.	510,055	110	2,843	—	—	—	—	2,953
Amortization of deferred stock compensation	—	—	—	36	—	—	—	36
Stock based Compensation related to warrants to a related party	—	—	136	—	—	—	—	136
Forfeiture of stock options to employees	—	—	(7)	7	—	—	—	—
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	68	—	$68	68
Net loss	—	—	—	—	—	(11,350)	(11,350)	(11,350)

Total comprehensive loss							$(11,282)

Balance as of December 31, 2002	2,681,733	721	100,934	—	(368)	(100,785)		502
Issuance of shares, net of issuance expenses	1,611,089	361	4,232	—	—	—		4,593
Exercise of stock options	112,962	26	158	—	—	—		184
Exercise of warrants to a bank by way of cashless exercise	85,088	—	—	—	—	—		—
Deferred stock compensation to employees	—	—	106	(106)	—	—		—
Amortization of deferred stock compensation	—	—	—	4	—	—		4
Compensation related to warrants granted to a bank	—	—	71	—	—	—		71
Compensation related to warrants granted to consultants	—	—	123	—	—	—		123
Compensation related to warrants granted in regard to settlement agreement with a customer	—	—	101	—	—	—		101
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	15	—	$15	15
Net loss	—	—	—	—	—	(2,263)	(2,263)	(2,263)

Total comprehensive loss							$(2,248)

Balance as of December 31, 2003	4,490,872	$1,108	$105,725	$(102)	$(353)	$(103,048)		$3,330

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net loss	$(14,570)	$(11,350)	$(2,263)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,154	1,306	974
In-process research and development write-off	—	480	—
Accrued severance pay, net	(239)	(202)	28
Amortization (reversal of amortization) of deferred stock compensation to employees	(64)	36	4
Compensation related to warrants to a bank	87	—	14
Compensation related to warrants to a related party	—	136	—
Compensation related to warrants to a customer	104	—	—
Compensation related to warrants to consultants	13	—	16
Decrease (increase) in trade receivables and unbilled receivables	(1,857)	5,404	125
Decrease in other accounts receivable and prepaid expenses	974	916	332
Increase (decrease) in trade payables	(515)	(1,086)	50
Increase (decrease) in deferred revenues	(607)	91	(136)
Decrease in other accounts payable and accrued expenses	(1,540)	(2,481)	(512)
Other	39	38	2

Net cash used in operating activities	(17,021)	(6,712)	(1,366)

Cash flows from investing activities:
Purchase of property and equipment	(1,037)	(71)	(14)
Proceeds from sale of property and equipment	97	6	—
Decrease (increase) in restricted cash	(30)	—	30
Cash provided in connection with the acquisition of iMedeon (a)	—	1,804	—

Net cash provided by (used in) investing activities	(970)	1,739	16

Cash flows from financing activities:
Short-term bank credit, net	5,412	(534)	(1,715)
Proceeds from issuance of share capital and exercise of stock options, net	56	—	5,000
Decrease in accrued expenses related to issuance expenses	(521)	—	—

Net cash provided by (used in) financing activities	4,947	(534)	3,285

Effect of exchange rate on cash and cash equivalents	(254)	178	(59)

Increase (decrease) in cash and cash equivalents	(13,298)	(5,329)	1,876
Cash and cash equivalents at the beginning of the year	21,838	8,540	3,211

Cash and cash equivalents at the end of the year	$8,540	$3,211	$5,087

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2001	2002	2003
Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Interest	$167	$204	$169

Supplemental disclosure of non-cash investing and financing activities:
Refinancing of short-term loan on a long-term basis	$—	$2,400	$—

Issuance expenses to be paid	$—	$—	$223

Compensation related to warrants to a bank	$—	$—	$71

Compensation related to options and warrants to consultants and a settlement agreement with a customer	$—	$—	$224

(a)	Acquisition of iMedeon, Inc.

In February 2002, the Company and its subsidiaries acquired assets and assumed liabilities of iMedeon, Inc., The estimated net fair value of the assets acquired and liabilities assumed as of the date of acquisition was as follows:

Year ended December 31, 2002
Working capital deficiency, excluding cash and cash equivalents	$2,378
Property and equipment	(95)
Current technology	(180)
In Process research and development	(480)
Goodwill	(2,772)
Less - amounts acquired by issuance of shares	2,953

$1,804

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	ViryaNet Ltd. (“the Company”), an Israeli corporation, was established in 1988. The Company develops, markets and supports integrated mobile and Web-based software applications for workforce management and the automation of field service delivery. The Company also provides additional software applications for spare parts logistics, contract management, and depot repair operations. The Company’s mission is to provide companies with solutions that improve the quality and efficiency of their complex service business processes.

ViryaNet Ltd. has four wholly-owned subsidiaries: two in the United States (“ViryaNet Inc.” and its subsidiary “iMedeon Inc.”, collectively “ViryaNet US”) one in the United Kingdom (“ViryaNet UK”), and one in Japan (“ViryaNet Japan”).

The Company’s sales are generated in the United States, Europe, Japan and Israel. In 2001, 2002 and 2003, sales to major customers constituted 12%, 38% and 41% of the total revenues, respectively. As for major customers, see Note 13b.

b.	On September 19, 2000, the Company completed its Initial Public Offering (“IPO”) and its Ordinary shares have been listed on The NASDAQ National Market (“NASDAQ”) in the U.S. In September 2002, the Company was notified by The NASDAQ that it was not in compliance with a certain MarketPlace rule by failing to maintain a minimum market value of $ 5,000 for its publicly held. The Company requested a transfer of its securities listing from The NASDAQ to The NASDAQ SmallCap Market. The transfer was approved on December 20, 2002, and since then the Company’s shares are listed on The NASDAQ SmallCap Market.

c.	On October 29, 2001, the Company also listed its shares for trade on the Tel-Aviv Stock Exchange. Subsequent to the balance sheet date, the Company requested from the Israeli Security Authority and the Tel-Aviv Stock Exchange to delist its shares from trade on the Tel-Aviv Stock Exchange. On March 23, 2004 the Tel-Aviv Stock Exchange approved the Company’s request and the delisting of shares will be effective on June 3, 2004.

d.	Acquisition of iMedeon, Inc.:

In February 2002, the Company acquired all the outstanding shares of iMedeon, a United States based company, in a stock-for-stock transaction. iMedeon was a provider of mobile workforce management solutions to the utilities sector. The aggregate purchase price for this transaction was approximately $3,650, and consisted of 510,055 of the Company’s Ordinary shares (estimated fair value of $2,953) and transaction expenses of approximately $ 700.

The Company acquired iMedeon in order to accelerate its penetration into the utilities sector, to strengthen its delivery teams and to further strengthen its product offerings.

The Company determined the fair value of the issued shares using Emerging Issues Task Force No. 99-12 “Determination of the Measurement Date For the Market Price of Acquirer Securities Issued in a Purchase Business Combination” (“EITF No. 99-12”). According to EITF No. 99-12 the fair value is determined based on the average market price of the Company’s Ordinary shares two days before and after the transaction date.

The operations of iMedeon are included in the consolidated statements from the date of acquisition.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

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

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Working capital, net	$123
Property and equipment	95
Technology (1)	180
In process research and development (2)	480
Goodwill	2,772

Net assets acquired	$3,650

(1)	See also Note 6.
(2)	In connection with the acquisition, the Company recorded in the year 2002 a one time expense of $ 480 to write-off in-process research and development acquired from iMedeon for which technological feasibility has not yet been established and for which no alternative future use exists.

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

During the fourth quarter of 2002, the Company restructured its sale and support strategy in Europe, changing from a direct to an indirect selling model. This resulted in the termination of personnel and contractors employed directly by ViryaNet U.K.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

In connection with the 2002 restructuring plan, Emerging Issues Task Force 94-3 (“EITF 94-3”) “Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity (including certain cost in restructuring)” and Staff Accounting Bulletin No. 100 “Restructuring and Impairment Charges” (“SAB No. 100”) were applied and accordingly, the Company incurred expenses of $439, out of which $ 185 were included in cost of maintenance and services expenses, $150 in selling and marketing expenses and $104 in general and administrative expenses.

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

The Company’s and ViryaNet U.S. revenues are generated in U.S. dollars (“dollars”). In addition, a substantial portion of the costs of the Company is incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its U.S. subsidiaries operate. Thus, the functional and reporting currency of the Company and its U.S. subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52 “Foreign Currency Translation” (“SFAS No. 52”). All transactions gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

The functional currency of ViryaNet UK and ViryaNet Japan has been determined to be their local currency. Assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in shareholders’ equity.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions including profit from intercompany sales not yet realized outside the group, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash, with original maturities of three months or less.

e.	Restricted cash

Restricted cash represents amounts deposited in the bank as security for a litigation pending against the Company by a former employee that was settled during the year 2003. (see also Note 3.)

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers, peripheral equipment and software	33
Office furniture and equipment	6 - 25
Leasehold improvements	Over the term of the related lease periods

g.	Technology

In February 2002, as a result of the iMedeon acquisition, the Company acquired technology rights (“Technology”) in the amount of $180.

Intangible assets acquired in a business combination on or after July 1, 2001, should be amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, (“SFAS No. 142”). Accordingly, current technology is amortized using the straight-line method over its estimated useful life, which is three years.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Impairment of long-lived assets

The Company’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, no impairment losses have been identified.

i.	Goodwill:

Goodwill represents excess of the costs over the net assets of business acquired. Under SFAS No. 142, goodwill acquired in a business combination on or after July 1, 2001, is not be amortized.

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of market multiples for the reportable unit. As of December 31, 2003, no impairment losses have been identified.

j.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

k.	Revenue recognition:

The Company generates revenues from licensing the rights to use its software products directly to end-users and through indirect channels such as resellers and system integrators. The Company also generates revenues from rendering professional services, including consulting, customization, implementation, training and maintenance.

All of the Company’s software licenses sold through reseller agreements are non-exchangeable, non-refundable and non-returnable. Accordingly, the resellers are considered end users.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from software license agreements are recognized, in accordance with Statement Of Position No. 97-2, “Software Revenue Recognition” (“SOP No. 97-2”). As amended, SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has also adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions,” (“SOP No. 98-9”). SOP No. 98-9 requires that revenue be recognized under the “residual method” when vendor specific objective evidence (“VSOE”) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method any discount in the arrangement is allocated to the delivered element.

The Company has also adopted Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”).

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. The Company does not grant a right of return to its customers.

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

Revenues from software licenses that require significant customization, integration and installation are recognized in accordance with Statement of Position No. 81-1, “Accounting for Performance of Construction - Type and Certain Production - Type Contracts” (“SOP No. 81-1”), using contract accounting on a percentage of completion method, based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract and in accordance with the “Input Method.”. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2003, no such estimated losses were identified.

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

Deferred revenue includes amounts that were received from customers but not recognized as revenues.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has entered into software license agreements with customers whereby, upon entering into these agreements, the Company granted warrants to these customers. In such cases, the Company deducts the fair value of these warrants from the related software revenues and amortizes the fair value over the period the related revenues are recognized. The fair value of these warrants is determined using the Black-Scholes option pricing model.

l.	Research and development costs:

Research and development costs, net of grants received, are charged to the statement of operations as incurred.

Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between the completion of the working model and the point at which the product is ready for general release have been insignificant. Due to the relatively short time between the date the products achieve technological feasibility and the date they generally become available to customers, costs subject to capitalization under SFAS No. 86 have been immaterial and have been expensed as incurred.

m.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, and unbilled receivables.

The majority of the Company’s cash and cash equivalents is invested in dollar instruments with major banks in the United States and Middle East. Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

The Company’s trade receivables are derived from sales to customers located primarily in the United States, Europe, Far East and Middle East. The Company has insured itself against credit associated with some of its trade receivables. In management’s opinion, the allowance for doubtful accounts adequately covers anticipated losses with respect to its accounts receivable. An allowance for doubtful accounts is established when the Company has determined that the account is doubtful of collection.

The Company and its subsidiaries had no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Statement No. 25, “Accounting for Stock Options Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation Transition and Disclosure” (“SFAS No. 148”), which amended certain provisions of SFAS No. 123, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

Pro forma information regarding the Company’s net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted in 2001, 2002 and 2003 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2001	2002	2003
Dividend yield	0%	0%	0%
Expected volatility	0.68	0.5	1.65
Risk-free interest	3%	3%	2%
Expected life of up to	4 years	4 years	1.5 years

Pro-forma information under SFAS No. 123 is as follows:

	Year ended December 31,
	2001	2002	2003
Net loss as reported	$(14,570)	$(11,350)	$(2,263)
Add - stock based compensation - intrinsic value	(64)	36	20
Deduct - stock-based compensation - fair value	(4,174)	(179)	(303)

Pro forma:
Net loss	$(18,808)	$(11,493)	$(2,546)

Loss per share:
Loss as reported	$(6.71)	$(4.38)	$(0.74)

Pro forma basic and diluted loss	$(8.66)	$(4.44)	$(0.84)

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”), with respect to options issued to non-employees. SFAS No. 123 requires the use of an option valuation model to measure the fair value of the options at the date of grant.

o.	Grants and participations:

Royalty-bearing grants from the Government of Israel and from the Binational Industrial Research and Development Foundation (“BIRD-F”) for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants amounted to $0, $461 and $96 in 2001, 2002 and 2003, respectively.

p.	Severance pay:

The Company’s liability for severance pay of its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees in Israel, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds for the Company’s Israeli employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2001, 2002 and 2003 amounted to approximately $1,353, $753 and $117, respectively.

q.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, trade receivables, other accounts receivable, short-term bank credit, trade payables, other accounts payable and long-term bank loan approximate their fair values due to the short-term maturity of such instruments.

r.	Net loss per share:

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

All outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because all such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share, was 839,477, 738,200 and 662,776 for the years ended December 31, 2001, 2002 and 2003, respectively.

s.	Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year’s presentation.

The reclassification had no effect on previously reported net loss, shareholders’ equity or cash flows.

t.	Impact of recently issued accounting standards:

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN No. 45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee.

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

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” which establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect that the adoption of this standard will have a material effect on its financial position or results of operations.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2002, Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, ‘Revenue Arrangements with Multiple Deliverables.’ EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, “Accounting Changes”. The adoption of EITF Issue No. 00-21 did not have a material impact upon the Company’s financial position, cash flows or results of operations.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” (“SAB No. 104”) which revises or rescinds certain sections of SAB No. 101, “Revenue Recognition,” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

NOTE 3:- RESTRICTED CASH

The Company recorded a fixed charge on a short-term bank deposit due to a litigation against the Company by a former employee. As a result of the settlement of this litigation, the charge was removed on March 16, 2003.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2002	2003
Prepaid expenses	$514	$541
Employees	132	52
Government authorities	83	93
Due from insurance company	350	202
Other	11	98

	$1,090	$986

NOTE 5:- PROPERTY AND EQUIPMENT, NET

a.	Composition:

	December 31,
	2002	2003
Cost:
Computers, peripheral equipment and software	$5,809	$5,342
Office furniture and equipment	999	929
Leasehold improvements	537	535

	7,345	6,806
Accumulated depreciation	5,816	6,176

Depreciated cost	$1,529	$630

Depreciation expenses for the years ended December 31, 2001, 2002 and 2003 were approximately $1,154, $1,256 and $914, respectively.

b.	As for charges, see Note 10c.

c.	Property and equipment as of December 31, 2002 include $555 of cost and $554 of accumulated depreciation with respect to ViryaNet U.K.’s offices. In 2003 these amounts were written-off from the Company’s books as a result of the closing of the ViryaNet U.K. facilities (also see Note 1e).

NOTE 6:- INTANGIBLE ASSETS

	December 31,
	2002	2003
Original amounts:
Current Technology	$180	$180
Accumulated amortization	(50)	(110)

Amortized cost	$130	$70

See also Note 1d.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 7:- SHORT-TERM BANK CREDIT

In February 2002, Bank Hapoalim (“the Bank”) agreed to extend the line of credit, which allowed the Company to borrow up to $6,000 until January 31, 2003.

The weighted average interest rate on the credit line as of December 31, 2001 and 2002, was approximately 5.4% and 3.6%, respectively.

In connection with the credit line, the Company granted warrants to the Bank (see also Note 11c(2).

In January 2003, the line of credit was terminated and an amount of $3,450, which was outstanding under such credit line as of such date, was converted to a loan which was subject to repayment by July 21, 2003. In July 2003, the Bank has agreed to convert $ 2,400 out of the short-term loan into a long-term loan (see also Note 9) and the remaining loan balance was repaid before the end of 2003.

As of December 31, 2003, the Company has a line of credit from the Bank of up to $137 out of which the Company used $11. The weighted average interest on the credit line was approximately 4%.

The Company sold receivables to Bank Hapoalim under an arrangement in which the bank pays to the Company the amount of the accounts receivable less an agreed upon commission, and the Company irrevocably assigns to the bank the accounts receivable sold with recourse to the bank. As of December 31, 2003, an amount of $898 was outstanding under this arrangement.

NOTE 8:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2002	2003
Accrued expenses	$1,850	$1,599
Employees and payroll accruals	820	886
Other	469	422

	$3,139	$2,907

NOTE 9:- LONG-TERM BANK LOAN

a.	Composed as follows:

	Currency	Interest rate	December 31,
			2002	2003
Loan from a bank (1)(2)	U.S. $	Libor+2.75%	$2,400	$2,343
Less - current maturities			—	1,036

			$2,400	$1,307

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 9:- LONG-TERM BANK LOAN (Cont.)

(1)	In July 2003, the Company entered a financing agreement with Bank Hapoalim, in which $2,400 short-term loan was converted into a long-term loan. The loan is payable quarterly in equal installments over a two and a half years period beginning on January 1, 2004, with interest payable quarterly at a rate of Libor +2.75%. The debt restructure is subject to several conditions as follows: (i) The Company shall be cash flow positive on a quarterly basis, (ii) the Company shall deposit $800 into its account with the bank, (iii) the Company shall raise no less than $1,000 of new capital by January 1, 2004, and (iv) the warrant previously issued to the bank shall be amended to cover 100,000 Ordinary Shares of the Company and shall be repriced such that the exercise price for all such shares shall be $1.00 per share (see also Note 11c(1)). As of December 31, 2003, the Company believes it has complied with all of the above conditions.

(2)	In accordance with APB No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”), the Company allocated a portion of the proceeds to the warrants, based on their applicable fair values. Amounts allocated to the warrants totaling $71, were recorded as additional paid in capital against a discount on the Loan. The discount related to the loan is amortized as financial expenses over the term of the Loan.

The fair value of the warrants was estimated at the grant date using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%, dividend yield of 0%, volatility factors of the expected market price of the Company’s Ordinary shares of 1.65 and an expected life of four years.

b.	The aggregate annual maturities of the long-term loan are as follows:

December 31, 2003
2004	$1,036
2005	1,040
2006	267

$2,343

An amount of $57, which relates to the discount, was deducted from the principal amount of the loan.

c.	As for charges, see Note 10c(1).

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments:

Under the Company’s research and development agreements with the Office of the Chief Scientist (“OCS”) and BIRD-F, and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-5% of sales of products developed with funds provided by the OCS and BIRD-F, up to an amount equal to 100%-150% of the research and development grants (dollar-linked) received from the OCS and BIRD-F. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits. Royalties payable with respect to grants received from BIRD-F are linked to the Consumer Price Index in the United States.

In 2003, the Company accrued $37 as royalties relating to the repayment of OCS grants for the year ended December 31, 2003. As of December 31, 2003, the Company has an outstanding contingent liability to pay royalties in the amount of approximately $886 (out of which $372 to the OCS and $514 to the BIRD-F). The Company believes that the project supported by the BIRD-F has failed and that consequently it will not be required to pay the BIRD-F any royalties from the sale of any of its products. Therefore, the Company has not paid or accrued royalties relating to the repayment of BIRD-F grants for the year ended December 31, 2003.

b.	Lease commitments:

The Company and its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2005.

Future minimum rental payments under non-cancelable operating leases are as follows:

2004	$634
2005	195

$829

Total rent expenses for the years ended December 31, 2001, 2002 and 2003 were approximately $982, $845 and $571, respectively.

c.	Charges and guarantees:

(1)	The Company has a floating charge on all of its assets in favor of a bank.

(2)	The Company obtained bank guarantees in the amount of $90, in order to secure an office lease agreement.

(3)	The Company obtained a bank guarantee in the amount of $150 in connection with a settlement agreement with a client.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY

a. 1.	The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, the right to receive dividends, if declared, and the right to receive any remaining assets of the Company upon liquidation, if any, after full payment is made to any creditors.

2.	In April 2002, the board of directors approved a 10 to 1 reverse split of the Company’s Ordinary shares. The reverse split became effective on May 1, 2002. Upon effecting the reverse split, 10 Ordinary shares of NIS 0.1 par value each were converted to one Ordinary share of NIS 1.0 par value.

All share and per share amounts have been adjusted retroactively to reflect this split.

3.	In February and April 2002, the Company issued a total of 510,055 Ordinary shares related to the acquisition of iMedeon [see also Note 1(d)].

4.	In April 2002 and November 2003, the Company’s shareholders approved in the annual general meeting an increase in the Company’s authorized share capital by 700,000 and 2,300,000 Ordinary shares, respectively.

5.	In August 2003, the Company issued to a private investor 539,258 Ordinary shares at a price per share of $1.854 for the consideration of $1,000 (issuance expenses amounted to $83).

6. a)	In November 2003, the Company issued to financial institutions and a group of private investors 517,322 Ordinary shares at a price per share of $3.406 for the consideration of $1,762.

As part of the investment agreement, the Company granted the investors warrants to purchase 93,723 Ordinary shares of the Company at an exercise price of $4.70 per share. The warrants are exercisable no later than November 2006, or, at the time of a change of control.

b)	In December 2003, the Company issued to private investors 554,509 Ordinary shares at a price per share of $4.036 for the consideration of $2,238.

As part of the investment agreement, the Company granted the investors warrants to purchase 84,644 Ordinary shares of the Company at an exercise price of $6.61 per share. The warrants are exercisable no later than December 2006, or, at the time of a change of control.

Aggregate issuance expenses in both rounds described in sub-section 6 above, amounted to $324.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

c)	In connection with the November and December 2003 investment agreements, the Company paid its investment consultant a commission of $123 (recorded as issuance expenses) and granted to the consultant warrants to purchase:

(1)	5,872 Ordinary shares of the Company at an exercise price of $3.046 per share (at the same terms of the November warrants).

(2)	10,301 Ordinary shares of the Company at an exercise price of $6.61 per share (at the same terms of the December warrants).

b.	Stock options:

1.	Under the Company’s 1996, 1997, 1998 and 1999 Stock Option Plans (“the Plans”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries.

Pursuant to the Plans, the Company reserved for issuance 140,000, 50,000, 150,000 and 300,000 Ordinary shares, respectively. In 2002 and 2003, the Company increased the number of shares reserved for issuance under the 1999 Stock Option Plan by additional 300,000 and 200,000 shares, respectively.

As of December 31, 2003, an aggregate of 211,825 Ordinary shares of the Company were available for future grant.

Each option granted under the Plans is exercisable until the earlier of seven years from the date of the grant of the option or the expiration dates of the respective option plans. The 1996, 1997, 1998 and 1999 option plans will expire on December 31, 2005, 2006, 2007, and 2008, respectively. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over periods of two to four years. Any options which are canceled or forfeited before expiration become available for future grants.

2.	During 2001 and 2003, the Company decided to extend the exercise period for certain grants. The extension was accounted for in accordance with FIN 44, by applying a new measurement date, which resulted in no additional compensation expenses.

3.	The Company’s board of directors and the audit committee have approved and recommended, subject to the approval of the Company’s shareholders, an extension in the exercise period for 37,800 options granted to two directors in 1996 under the 1996 option plan. These options were to expire in December 2003 unless extended as set forth herein. The options have an exercise price of $6.11 and the extension, if approved by the shareholders, will allow these directors to exercise these options until December 31, 2006.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

4.	In September 2001, the Company adopted a new voluntary stock option exchange program, under which the employees had the opportunity to cancel outstanding Stock Options. On a date which is not less than six months and one day from the date of cancellation of such Stock Options, the Company shall grant 1.1 new options for every 1 cancelled option to those employees who are employed by the Company at such time. Each new option has the same vesting commencement date and vesting schedule as the option for which it was exchanged. The exercise price of the new options was based on the fair market value of the Company’s Ordinary shares at the time of the grant thereof. A total of 107,120 options were cancelled in connection with the option exchange program. In March 2002, as part of the option exchange program, the Company granted 95,365 options to these employees who tendered stock options and were employed by the Company at that time.

In January 2002, certain directors and executive officers of the Company tendered and irrevocably cancelled options to purchase a total of 249,500 Ordinary shares of the Company previously granted to such directors and executive officers. In September 2002, the Company’s board of directors the executive officers and the Company’s shareholders approved the grant of replacement options to such directors, and such replacement options were granted.

5.	A summary of the Company’s stock option activity (except options to consultants and an extension of the directors options exercise period, as described in 3. above) under the Plans is as follows:

	Year ended December 31,
	2001		2002		2003
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding - beginning of the year	548,810	$48.08	547,130	$26.06	520,554	$7.85
Granted	282,750	7.46	520,798	2.87	336,750	1.59
Exercised	(5,210)	12.83	—	—	(89,962)	1.64
Forfeited/canceled	(279,220)	50.75	(547,374)	21.31	(101,908)	8.96

Outstanding - end of the year	547,130	$26.06	520,554	$7.85	665,434	$5.35

Options exercisable	251,464	$29.10	423,029	$5.82	327,082	$6.56

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2003, have been separated into ranges of exercise price, as follows:

Range of exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise price of options exercisable
$1.59 - 1.64	522,255	6.29	$1.61	202,948	$1.63
4.10 - 6.11	117,429	4.98	5.41	98,433	5.50
8.60 - 9.60	5,200	4.41	8.64	5,152	8.63
23.00 - 32.00	9,600	3.20	26.86	9,600	26.86
57.50	2,750	2.72	57.50	2,750	57.50
80.00 - 110.00	8,200	3.51	99.02	8,200	99.02

$1.59 - 110.00	665,434		$4.23	327,082	$6.51

The Company has recorded deferred compensation for options issued with an exercise price below the market price of the Ordinary shares. The deferred compensation is amortized and recorded as compensation expense ratably over the vesting period of the option. Compensation expenses of approximately $36 and $20, were recognized during the years ended December 31, 2002 and 2003, respectively. Compensation income of approximately $64 was recognized during the year ended December 31, 2001.

The weighted average fair values of options granted for the years ended December 31, 2001, 2002 and 2003, were:

	For exercise price on the grant date that:
	Equals market price Year ended December 31,			Exceeds market price Year ended December 31,			Is less than market price Year ended December 31,
	2001	2002	2003	2001	2002	2003	2001	2002	2003
Weighted average exercise prices	$8.33	$2.83	$1.59	$25.70	$—	$—	$—	$—	$1.59

Weighted average fair values on grant date	$0.33	$1.02	$1.01	$1.87	$—	$—	$—	$—	$4.36

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

6.	Options issued to consultants:

a)	The Company’s outstanding options to consultants as of December 31, 2003, are as follows:

Issuance date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through
December 1996	8,000	10.00	8,000	(*)
September 1998	4,000	37.50	4,000	January 2006
November 1998	1,000	37.50	1,000	December 2006
November 1999	1,200	57.50	1,200	November 2006
March 2000	200	120.00	200	March 2007
December 2000	100	25.70	100	December 2007
January 2002	5,000	4.10	5,000	January 2009
September 2002	19,060	1.64	19,060	September 2009
August 2003	30,250	1.59	30,250	August 2010

Total	68,810		68,810

(*)	The options are exercisable through December 2002. If not exercised, they are automatically renewed for one additional year, each time, for up to four years, through December 2006. The exercise price will be increased by 6% compounded each year.

b)	The Company had accounted for its options to consultants under the fair value method of SFAS No. 123. EITF 96-18 and EITF 00-18. The fair value for these options was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2002 and 2003: risk-free interest rates of 3%, 3% and 2%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary shares of 0.68, 0.5 and 1.65, respectively, and a weighted-average expected life of the options of approximately 2 years for each year.

c.	Warrants:

1.	Warrants issued to financial institutions:

a)	In connection with an additional credit line received in April 2001, which was extended in February 2002, the Company issued to a subsidiary of Bank Hapoalim, a warrant to purchase an additional 60,000 Ordinary shares of the Company for an aggregate exercise price of $5.00 per share. This warrant was later amended and repriced as explained below in note 1(b).

During 2001, the Company recorded a compensation of approximately $87, which was included in the financial expenses. This transaction was accounted for according to APB 14.

The fair value of this warrant was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 3%, a volatility factor of 0.68, dividend yield of 0% and an expected life of the warrants of two years.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

b)	In July 2003, the Company entered into a refinancing agreement with Bank Hapoalim, in which $2,400 out of the line of credit was converted into a long-term loan (also see Note 9).

As part of the agreement, the warrant issued in February 2002 was amended to cover 100,000 Ordinary shares of the Company at an exercise price of $1.00 per each of the shares covered under the warrant. The warrant was exercisable during a period of four years from the date of grant. In November 2003, the bank exercised the warrant into 85,088 Ordinary shares, in a cashless exercise.

2.	Warrants issued to customers:

In October 2003, the Company signed a settlement agreement with one of its customers. As part of the agreement, the Company granted the customer warrants to purchase 52,000 Ordinary shares of the Company at an exercise price of $1.59 per share (exercise no later than October 2006).

The estimated fair value of the warrants was $123. The fair value of these warrants was determined using the Black-Scholes pricing model, assuming a risk-free interest rate of 2%, a volatility factor of 1.2, dividend yields of 0%, and a contractual life of three years.

This transaction was accounted for according to FAS 123 and EITF 96-18.

3.	Warrants to others:

a)	In February 2002, the Company granted to a related party, at that time, with respect to marketing activities, a warrant to purchase 67,223 Ordinary shares of the Company, at an exercise price of $5.15 per share. The Company accounted for its warrant under the fair value method of SFAS 123 and according to EITF 96-18. At the grant date, the fair value of the warrant was determined using the Black-Scholes option pricing model, assuming a risk-free rate of 3%, a volatility of 0.5, dividend yield of 0% and an expected life of 3 years. In relation to the warrants, the Company recorded $136 as sales and marketing expenses.

b)	In May 2003, the Company reached an agreement with a provider of marketing service, in which the provider received a warrant to purchase 119,336 Ordinary shares of the Company at an exercise price of $0.58 per share. The warrant may be exercised in whole or in part no later than May 2006.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

The fair value of the warrant in the amount of $50, was estimated using the Black- Scholes model, assuming a risk-free interest rate of 2%, a volatility factor of 1.2, dividend yields of 0%, and an expected life of three years, and was recorded as pre-paid expenses and is amortize ratably over the service period.

The transaction was accounted for according to EITF 00-18 “Accounting for Certain Transactions Involving Equity Instruments Granted to Other Than Employees”.

d.	Dividends:

Dividends, if any, may be paid in NIS or in non-Israeli currency. Dividends paid to shareholders in non-Israeli currency may be converted into dollars, on the basis of the exchange rate prevailing at the time of payment. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 12:- TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

The Company’s production facilities have been granted an “Approved Enterprise” status under the law, for three separate investment programs, which were approved in February 1989, March 1995 and April 1998.

The status of “Approved Enterprise” granted for the February 1989 investment program has expired.

According to the provisions of the law, the Company has elected for its other two investment programs the “alternative system of benefits” (the waiver of grants in return for a tax exemption). Accordingly, income derived from these programs will be tax-exempt for a period of ten years commencing with the year in which it first earns taxable income, subject to certain conditions.

The period of tax benefits described above is subject to limits of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. Accordingly, the period of the benefit relating to these investment programs will expire between 2009 to 2012.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (Cont.)

In the event of failure to comply with the conditions stipulated by the above law and the instruments of approval for the specific investments in “approved enterprises”, maintain the development and production nature of its facilities, and finance of at least 30% of the investment program by equity, may be subject to corporate tax in Israel at the regular corporation tax rate of 36% and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

The law also grants entitlement to accelerated depreciation claim on equipment used by the “Approved Enterprise” during five tax years.

Income from sources other than the Approved Enterprise, during the benefit period, will be subject to tax at regular rates (36%).

b.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

The Company is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, the right to claim public issuance expenses and accelerated depreciation.

c.	Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

Results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index (CPI). As explained in Note 2b, the consolidated financial statements are presented in U.S. dollars. The difference between the change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109 the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

d.	Net operating losses carryforward:

The Company has accumulated losses for tax purposes as of December 31, 2003, in the amount of approximately $21,000, which may be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2003, ViryaNet UK had accumulated losses for income tax purposes of approximately $16,220, which can be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2003, ViryaNet Japan had accumulated losses for income tax purposes of approximately $1,958, which can be carried forward and offset against taxable income for 10 years and expire from 2008 to 2013.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (Cont.)

As of December 31, 2003, the U.S. subsidiary had U.S. federal net operating loss carryforward for income tax purposes in the amount of approximately $59,000. Net operating loss carryforward arising in taxable years beginning before August 6, 1997 can be carried forward and offset against taxable income for 15 years and expiring between 2010 and 2012. Net operating loss carryforward arising in taxable years beginning after August 6, 1997 can be carried forward and offset against taxable income for 20 years and expiring between 2017 and 2023.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2002	2003
Deferred tax assets:
US net operating loss carryforward	$14,774	$20,650
UK net operating loss carryforward	4,298	5,677
Japan net operating loss carryforward	542	685
Other reserve and allowances	1,298	1,609

Total deferred tax assets before valuation allowance	20,912	28,621
Valuation allowance	(20,912)	(28,621)

Net deferred tax asset	$—	$—

ViryaNet UK, ViryaNet US and ViryaNet Japan have provided valuation allowances on deferred tax assets resulting from tax loss carryforward and other temporary differences, since they have a history of losses therefore. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

The Company expects that during the period these tax losses are utilized, its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses and therefore no deferred income taxes or valuation allowances have been included in these financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (Cont.)

f.	Loss before taxes is comprised as follows:

	Year ended December 31,
	2001	2002	2003
Domestic	$2,150	$2,741	$216
Foreign	12,420	8,609	2,047

	$14,570	$11,350	$2,263

NOTE 13:- SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographical areas:

The Company adopted Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information”, (“SFAS No. 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributable to geographic areas based on the location of the end customer.

The following presents total revenues for the years ended December 31, 2001, 2002 and 2003 and long-lived assets as of December 31, 2001, 2002 and 2003:

	Year ended December 31, 2001		Year ended December 31, 2002		Year ended December 31, 2003
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
United States	$12,680	$2,003	$5,035	$1,194	$8,356	$489
Europe and Middle East	6,075	630	2,288	314	1,181	126
Far East	1,247	30	1,356	21	2,163	15

	$20,002	$2,663	$8,679	$1,529	$11,700	$630

b.	Major customers data as a percentage of total revenues:

	Year ended December 31,
	2001		2002		2003
	%
Customer A	—		12		*	)
Customer B	*	)	*	)	16
Customer C	12		*	)	*	)
Customer D	—		10		*	)
Customer E	*	)	16		12
Customer F	—		—		13

*)	Represents less than 10% of total revenues.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 14:- SELECTED STATEMENTS OF OPERATIONS DATA

Financial income (expenses), net:

	Year ended December 31,
	2001	2002	2003
Financial expenses:
Interest	$161	$229	$146
Other expenses	74	85	69
Foreign currency translation adjustments	6	32	118
Stock-based compensation related to options to Bank Hapoalim	87	—	14

	328	346	347

Financial income:

Interest	394	59	22
Foreign currency translation adjustments	124	98	14

	518	157	36

	$190	(189)	(311)

NOTE 15:- RELATED PARTY TRANSACTIONS

a.	In June 1999, the board of directors issued to its chairman 17,390 Series C-2 Preferred Shares, inconsideration of $100, which the Company loaned to him. The loan was approved by the shareholders in June 2000 and bears an annual interest at the rate of 6.5%. Repayment of the loan is due when the chairman sells or otherwise disposes of the shares, subject to the loan. In addition, the Company, at its sole discretion, may call for immediate repayment of the loan and the interest thereon in the event that (i) the chairman becomes bankrupt or files a motion for bankruptcy, or (ii) the chairman ceases to remain in the employment of the Company for any reason.

b.	On May 28, 2001, the Company entered into a loan agreement with its Chief Executive Officer for a principal sum of $52. Under the loan agreement as amended, repayment of such loan amount by the officer (together with an interest equal to the applicable Federal Rate as published by the IRS on the date of the loan agreement) shall be made upon the earlier to occur of: (i) May 28, 2005 (ii) termination of the officer’s employment with the Company, or (iii) such time as the officer elects to repay the loan. In addition, under the loan agreement the officer shall not be required to repay any outstanding loan amount in the event that his employment with the Company is terminated by the Company without cause.

c.	On July 21, 2003, the board of directors and audit committee approved an agreement with a director of the Company, to provide project management services to the Company in connection with its engagements with customers and prospects. The compensation provided under the terms of this agreement is based on the average compensation provided to employees providing similar services to the Company.