Form 20-F/A
period 2003-12-31
VIRYANET LTD
filed 2004-06-04
CIK 1119744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

This Amendment No. 1 on Form 20-F/A (the “Amended 20-F”) speaks as of the filing date of our Form 20-F for the fiscal year ended December 31, 2002, filed on April 9, 2004 (the “Original 20-F”), except for the certifications which speak as of their respective dates and the filing date of the Amended 20-F. Except as specifically indicated, the Amended 20-F has not been updated to reflect events occurring subsequent to the filing of the Original 20-F. The filing of this Amended 20-F shall not be deemed an admission that the Original 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

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

Summary Consolidated Financial Information

U.S. dollars in thousands (except share data)

	Year Ended December 31,
	1999	2000	2001	2002	2003
Statement of Operations Data:
Revenues:
Software licenses	$4,269	$17,027	$12,504	$3,489	$3,843
Maintenance and services	11,533	10,080	7,498	5,190	7,857

Total revenues	15,802	27,107	20,002	8,679	11,700
Cost of revenues:
Software licenses	952	938	2,420	361	482
Maintenance and services	9,978	7,857	6,458	4,380	4,996

Total cost of revenues	10,930	8,795	8,878	4,741	5,478
Gross profit	4,872	18,312	11,124	3,938	6,222

Operating expenses:
Research and development, net	6,865	7,224	6,602	3,352	2,098
Sales and marketing	13,537	16,385	14,150	6,598	4,109
General and administrative	3,510	3,848	3,931	2,314	1,907
Provision for doubtful accounts and write-off of bad debts	8	9	1,265	2,319	40
In-process research and development write-off	—	—	—	480	—
Amortization of deferred stock compensation (1)	798	1,104	(64)	36	20

Total operating expenses	24,718	28,570	25,884	15,099	8,174
Operating loss	(19,846)	(10,258)	(14,760)	(11,161)	(1,952)
Financial income (expenses), net	(565)	26	190	(189)	(311)
Financial expenses related to amortization of beneficial conversion feature and compensation related to warrants to investors in convertible loan (*)	—	(16,556)	—	—	—

Net loss	$(20,411)	$(26,788)	$(14,570)	$(11,350)	$(2,263)

Preferred shares deemed dividend	$(303)	$—	$—	$—	$—

Net loss to shareholders of Ordinary Shares	$(20,714)	$(26,788)	$(14,570)	$(11,350)	$(2,263)

Basic and diluted net loss per share	$(77.40)	$(33.36)	$(6.71)	$(4.38)	$(0.74)
Weighted average number of shares used in computing basic and diluted net loss per ordinary share	267,622	802,979	2,171,113	2,587,948	3,048,319
(1) Amortization of deferred stock compensation relates to the following:
Cost of revenues	$16	$4	$32	$—	$—
Research and development, net	391	—	—	—	—
Sales and marketing	39	207	12	32	—
General and administrative	352	893	(108)	4	20

	$798	$1,104	$(64)	$36	$20

Balance Sheet Data:
Cash and cash equivalents	$1,886	$21,838	$8,540	$3,211	$5,087
Working capital (deficit)	(11,305)	21,126	6,609	(1,118)	1,604
Total assets	8,692	34,840	22,109	11,913	12,774
Long-term loan, including current maturities	11	—	—	2,400	2,343
Shareholders’ equity (deficiency)	(10,555)	23,181	8,659	502	3,330

(*)	Financial expenses related to beneficial conversion feature of convertible debentures and detachable warrants were recorded at the time of our initial public offering (“IPO”) in September 2000, due to the discounted conversion feature of the convertible debentures which converted into Ordinary Shares at that time.

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

iMedeon, the subsidiary of ViryaNet, Inc. located in Alpharetta, Georgia, leased approximately 7,000 square feet of office space used primarily for sales, services and technical support purposes. The premises were leased under a lease agreement which expired on May 2, 2004 although certain payment obligations will continue for six months thereafter. Under the terms of the lease agreement, approximately $134,000 of rent is due and payable in 2004, and a contingent liability of $135,539 under a note will be waived by the landlord when the rent of approximately $134,000 is paid in full. After the lease term expired on May 2, 2004, we moved to a smaller office in the Alpharetta area and entered into a one year lease with an annual rent of approximately $40,000.

ViryaNet Japan KK, our subsidiary in Japan leases approximately 2,100 square feet of office space under a lease agreement that will expire on June 30, 2004, with a total annual rent of approximately $101,000. Currently, we intend to seek to renew this lease agreement on similar terms or to seek similar office space at approximately the same annual cost, if available.

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

Where software arrangements involve multiple elements that typically consist of license, professional services, and post-contract maintenance and support, and when the services included in these arrangements are not considered essential to the functionality of the software, revenue is allocated to each element. License revenues are recorded based on the residual method according to SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, for such transactions. Under the residual method, revenue is recognized for the delivered elements when (1) there is vendor-specific objective evidence (“VSOE”) of the fair values of all the undelivered elements, (2) VSOE of fair value does not exist for one or more of the delivered elements in the arrangement, and (3) all revenue recognition criteria of the amended SOP 97-2 are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. Our VSOE used to allocate the sales price to professional services and maintenance is based on the price charged when the undelivered elements are sold separately. We do not have multiple element arrangements where VSOE of fair value does not exist for all undelivered elements. However, if VSOE of fair value does not exist for all elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue would be deferred until such evidence exists for the undelivered elements, or until all elements are delivered, whichever occurs earlier.

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

Allowance for Doubtful Accounts

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g. bankruptcy filings, substantial down-grading of credit ratings), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due and on our historical experience in collecting such receivables.

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

Comparison of Fiscal Years Ended December 31, 2002 and 2003

Revenues

Our total revenues increased by 35% from $8.7 million in 2002 to $11.7 million in 2003. We believe that this growth in revenue was attributable to the success of our vertical market expansion into the utilities and energy sector of our market, new partner relationship programs established during the year with GE and EDS, and improvement in general economic conditions, jobs growth, and corporate confidence leading to an increase in information technology spending which contributed to the growth of our professional services revenue.

It is still too early to determine if the recent improvement in both general economic conditions and information technology spending will continue, or, when demand levels will stabilize. Many of the factors which affected the market for our products in 2002 were also in effect during most of 2003. Many companies continue to struggle with the timing of investment decisions on technology spending in light of their desire to return to positive growth and the continuation of geopolitical uncertainties which may affect their outlook.

Software Licenses

Software license revenues increased by 10% from $3.5 million in 2002 to $3.8 million in 2003. This increase is attributable to the sale of software licenses to new customers as part of our expansion into the utilities and energy sectors of our market. As a percentage of revenue, software licenses decreased from 40.2% of revenue in 2002 to 32.8% of revenue in 2003. The reduction in the percentage of revenue provided by software licenses is primarily attributable to the growth of maintenance and services revenues from new and existing customers. There were no rate changes in our license fees that had a material impact on our revenues.

Maintenance and Services

Our maintenance and services revenues increased by 51% from $5.2 million in 2002 to $7.9 million in 2003. The increase of $2.7 million is attributable to an increase in professional services revenue of $2.4 million largely from implementation services provided to some of our larger, installed base customers who had previously delayed or postponed such implementation projects under less certain business and economic conditions, and, to a lesser extent, an increase in maintenance revenues of $0.3 million attributable to growth in the installed base of customers using our software. There were no rate changes in our maintenance and services fees that had a material impact on our revenues.

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

Operating Expenses

Research and Development, Net

Our net research and development expenses, which include funds received from government grants, were $2.1 million, or 17.9% of revenue in 2003 compared to $3.4 million or 38.6% of revenue in 2002, a year over year reduction of $1.3 million or 37.4%. The decrease in our net research and development expenses, which was offset by a reduction of $0.4 million in the amount of government grants received in 2003 compared to 2002, was largely attributable to an increase in the use of our research and development personnel in the delivery of implementation services whose cost was allocated to cost of services and, to a lesser extent, to lower depreciation expenses resulting from reductions in capital expenditures for hardware and software, and lower administrative costs in support of research and development personnel.

We expect that we will continue to devote a substantial portion of our revenues to research and development to enhance our existing products and develop new features and functionality and do not expect that the reduced level of spending in 2003 as compared to 2002 will negatively impact our product development efforts in the future. In 2004, we expect the amount of expenses for research and development to be similar to the amount of those expenses in 2003. However, as a percentage of revenue, expenses for research and development should continue to decline if revenue growth occurs as expected. See “Cautionary Statement Regarding Forward-Looking Statements”.

Sales and Marketing

Our sales and marketing expenses were $4.1 million, or 35.1% of revenue in 2003 compared to $6.6 million or 76.0% of revenue in 2002, a year over year reduction of $2.5 million or 37.7%. This reduction was attributable to a decline in personnel costs of $2.0 million and a reduction in marketing programs of $0.5 million. These savings were primarily related to the full year impact of the restructuring of our operations in Europe during 2002. We do not expect that the reduced level of sales and marketing spending in 2003 as compared to 2002 will negatively impact our sales efforts in the future. We expect sales and marketing expenses to increase in 2004 as we continue our efforts to widen our international partnership network and increase our market penetration in existing vertical markets, but should decline slightly as a percentage of revenue if revenue growth occurs as expected. See “Cautionary Statement Regarding Forward-Looking Statements”.

General and Administrative

Our general and administrative expenses were $1.9 million, or 16.2% of revenue in 2003 compared to $2.3 million, or 26.7% of revenue in 2002, a year over year reduction of $0.4 million or 17.6%. This reduction was largely attributable to the full-year benefit of the reductions in personnel that took place during 2002 and, to a lesser extent, to a reduction in the administrative costs to support these personnel. We expect that for the foreseeable future general and administrative expenses will remain relatively consistent or increase slightly compared with current levels of spending but should decline as a percentage of revenue if revenue growth occurs as expected. See “Cautionary Statement Regarding Forward-Looking Statements”.

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

In light of the deterioration in the general economic conditions affecting the markets in which we sell our products and our customers, and the resulting significant provisions for doubtful accounts recorded in 2002, we have tightened our credit policy by shortening the payment terms we extend to our customers to an average of net 60 days. This is evidenced by our Days of Sales Outstanding for December 31, 2003, which was 65 days. This change in our credit policy contributed significantly to the substantial reduction in the aging of our trade receivables. In determining the fairness of the allowance for doubtful accounts for 2003, we reviewed and considered information at hand about the financial situation for each debtor, the volume of their operations, and aging of the receivables balance. As of December 31, 2003, less than 10% of the trade receivables were aged at more than 90 days, and more than 90% of these trade receivables have been collected subsequent to the balance sheet date.

Write-off In-Process Research and Development

The write-off in-process research and development declined from $480,000 in 2002 to zero in 2003. In 2002, we recorded a one time expense of $480,000 to write-off in-process research and development related to its acquisition of iMedeon on February 25, 2002, for which technological feasibility was not established and for which no alternative future use existed.

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

Comparison of Fiscal Years Ended December 31, 2001 and 2002

Revenues

Our total revenues declined by 57% from $20.0 million in 2001 to $8.7 million in 2002. This decrease is primarily due to decreased software license revenues and the resulting impact on our professional services revenues. We believe that our results for 2002 were negatively impacted by the general economic downturn that affected the confidence of corporations in the global economy. Furthermore, geopolitical uncertainties, including hostilities involving the United States, negatively impacted the confidence and outlook for companies in setting future spending plans.

Many of the leading economic indicators showed signs of weakness during this period. Corporate and consumer confidence in the economy remained very cautious and unemployment in the United States reached a 9 year high. These and other factors created a general cautiousness and uncertainty, directly impacting the application software marketplace for our products since the investment of capital and resources required in connection with our products are significant. As a result, this caused many of our existing customers and potential customers to (i) delay or postpone moving forward with information technology initiatives, (ii) increase the evaluation period and return on investment objectives for these initiatives, and (iii) reduce the overall level of capital expenditure budgets for information technology.

Software Licenses

Software license revenues decreased by 72% from $12.5 million in 2001 to $3.5 million in 2002. This decrease was primarily attributable to the factors mentioned in the Revenues section above. As a percentage of revenue, software licenses decreased from 62.5% of revenue in 2001 to 40.2% in 2002. The decrease in the percentage of software license revenue is attributable to reduced sales of new licenses to customers resulting from the general economic downturn while maintaining our sources of recurring revenues with existing customers related to professional services and post-contract maintenance and support, which are not dependent on the sale of new licenses. There were no rate changes in our license fees that had a material impact on our revenues.

Maintenance and Services

Our maintenance and services revenues decreased by 31% from $7.5 million in 2001 to $5.2 million in 2002. This decline was due to the decrease in the sale of software licenses which resulted in a reduced number of orders and contracts placed with us for implementation, consulting and integration services. The decline in maintenance and services revenues of 31% was less than the decline in software license revenues of 72% because of our ability to sell maintenance and services revenues to our installed base of customers which is not dependent on sales of new licenses. There were no rate changes in our maintenance and services fees that had a material impact on our revenues.

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

Operating Expenses

Research and Development, Ne

Our net research and development expenses, which include funds received from government grants, were $3.4 million, or 38.6% of revenue in 2002 compared to $6.6 million or 33.0% of revenue in 2001, a year over year reduction of $3.2 million or 49.2%. The decrease in our net research and development expenses, which includes an increase of $0.5 million in the amount of government grants received in 2002 compared to 2001, was largely attributable to the reduction of research and development personnel and, to a lesser extent, to a reduction in the administrative costs to support these personnel.

Sales and Marketing

Our sales and marketing expenses were $6.6 million or 76.0% of revenue in 2002, compared to $14.2 million or 70.7% of revenue in 2001, a year over year reduction of $7.6 million or 53.3%. This reduction was attributable to a decline in personnel costs of $4.6 million and a reduction in the amount spent on marketing programs of $3.0 million.

General and Administrative

Our general and administrative expenses were $2.3 million, or 26.7% of revenue in 2002 compared to $3.9 million, or 19.7% of revenue in 2001, a year over year reduction of $1.6 million or 41.1%. This reduction was largely attributable to the reduction in personnel that began during 2001 and continued during the year ended 2002, and to lesser extent a reduction in the administrative expenses in support of corporate governance.

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

Bank Financing

In February 2002, our line of credit with Bank Hapoalim, under which we were able to borrow up to $6.0 million, was extended until January 31, 2003. On January 21, 2003, that line of credit was terminated and the $3.45 million outstanding on that date was converted to a loan subject to re-payment by July 21, 2003. On July 14, 2003, Bank Hapoalim restructured this loan by converting $2.4 million of the $3.45 million short-term loan into a long-term loan. The balance of $1.05 million was paid back by the end of November 2003. The $2.4 million long-term loan is payable quarterly in equal installments of $267,000 beginning on January 1, 2004, with interest payable quarterly at a rate of LIBOR plus 2.75%. The debt arrangement is currently subject to the following conditions: (i) we shall be cash flow positive on a quarterly basis, and (ii) we deposit $800,000 in our account with Bank Hapoalim. See note 9(1) in the financial statements for information regarding other bank conditions that have been met previously and are no longer applicable.

To ensure compliance with the bank covenants explained above, we are trying to control our cost structure while maximizing our cash collection efforts. However, in the event that we are unable to maintain compliance with the bank covenants, we may request a waiver from the bank. If we breach the covenants and are unable to obtain a waiver, the bank may call in its loan. In such an event, we would need to seek alternate financing as we deem necessary for our business operations. However, we cannot provide assurance that any such alternate financing would be available on terms acceptable to us or at all.

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

As a percentage of our total revenue, our software license revenue has declined on an annual basis since 2001 from 62.5% in 2001 to 40.2% in 2002 and 32.8% in 2003. The decrease in the percentage of software license revenue is attributable to reduced sales of new licenses to customers while maintaining our sources of recurring revenues with existing customers related to professional services and post-contract maintenance and support, which are not dependent on the sales of new licenses.

We believe the reduction in the sales of software licenses since 2001 is attributable to the economic downturn which affected our ability to close sales of new licences with existing customers and potential ones.

In general, we do not believe this trend of declining revenue from software as a percent of total revenue will impact future maintenance and services revenue or our business as a whole since we expect to sell more licenses in the future which will generate more professional services and maintenance and support revenue in addition to recurring services revenue with existing customers.

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

Off-balance Sheet Arrangements

We are not party to any material off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

Contractual Obligations as of December 31, 2003	Payments due by Period (US$ in thousands)
	Total	One Year or Less	1 – 3 Years	4 – 5 Years
Long-term Debt (1)	$2,400	$1,068	$1,332	—
Operating Leases (2)(3)	$1,328	$814	$514	—
Total Contractual Cash Obligations:	$3,728	$1,882	$1,846	—

(1)	See Liquidity and Capital Resources section, Bank Financing

(2)	Includes leases for facilities and car leases for Israel employees

(3)	These costs exclude additional costs associated with new office space in Alpharetta, Georgia of approximately $40,000 per year, and our plans to renew a lease in Tokyo, Japan, which will expire on June 30, 2004 (see Item 4 – “Property, Plants and Equipment”).

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

Albert A. Gabrielli has served as our chief financial officer since April 2001.From August 2000 until March 2001, Mr. Gabrielli served as the chief financial officer of Ziplink, a provider of wholesale internet connectivity services. From October 1999 until July 2000, he served as vice president, finance for Ziplink. From August 1998 until August 1999, Mr. Gabrielli served as vice president, finance, Enterprise Data Product Group for Nortel Networks, a telecommunication networking company. From June 1998 until August 1998, he served as vice president, finance, Internet/Telecommunications and Enterprise Product Group for Bay Networks, a data networking company. From July 1995 until June 1998, he served in a number of senior management positions with Bay Networks. From 1982 until July 1995 Mr. Gabrielli was employed at Digital Equipment Corporation in a variety of finance and finance management roles, supporting the professional services, data networking, and systems integration businesses. Mr. Gabrielli received his Bachelor of Science degree in Economics and Finance from Bentley College.

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

Significant Changes

Not applicable.

Item 9.	The Offer and Listing

Market Price Information

Through December 31, 2003, the high and low reported sales prices for our Ordinary Shares were as follows:

Period	High	Low
Year ending
December 31, 2003	$7.80	$0.30
December 31, 2002	6.90	0.746
December 31, 2001	41.25	3.80
Quarters ending:
2004
First Quarter, ending	6.50	4.92
March 31, 2004
2003
Fourth Quarter, ending	7.80	2.75
December 31, 2003
Third Quarter, ending	4.15	0.80
September 30, 2003
Second Quarter, ending	1.13	0.30
June 30, 2003
First Quarter, ending	0.92	0.32
March 31, 2003

2002
Fourth Quarter, ending December 31, 2002	1.33	0.746
Third Quarter, ending September 30, 2002	4.339	1.30
Second Quarter, ending June 30, 2002	6.20	3.00
First Quarter, ending March 31, 2002	6.90	4.10
2001
Fourth Quarter, ending	7.70	3.80
December 31, 2001
Third Quarter, ending	10.70	6.20
September 30, 2001
Second Quarter, ending	13.13	7.50
June 30, 2001
First Quarter, ending	41.25	10.00
March 31, 2001

Most Recent 6 months	High	Low
March 2004	6.39	4.92
February 2004	6.50	5.02
January 2004	6.03	5.17
December 2003	6.75	0.80
November 2003	7.80	1.50
October 2003	4.90	1.95

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

Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	3) Lease for approximately 13,807 square feet in Southborough, Massachusetts.	Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	4) Lease for approximately 20,000 square feet located in Alpharetta, Georgia.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

5) Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst and Young International

	6) First Amendment to the Lease Agreement by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.	Filed as Exhibit 4(b) of the Company’s 20-F for the year ending December 31, 2002.

Exhibit Index	Description of Document
	7) Promissory Notes by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.	Filed as Exhibit 4(b) of the Company’s 20-F for the year ending December 31, 2002.

4(c)	1) The Company’s 1996 Stock Option and Incentive Plan.	Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2) The Company’s 1997 Stock Option and Incentive Plan.	Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	3) The Company’s 1998 Stock Option and Incentive Plan.	Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	4) The Company’s 1999 Stock Option and Incentive Plan.	Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	5) Form of Indemnification Agreement entered into with directors and officers of the Company.	Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	6) Tender Offer Statement under Section 13(e)(1) of the Securities Exchange Act of 1934.	Filed on Form SC TO-I, No. 005-60313 and incorporated herein by reference.

99.1	1) Certification of Winfried A. Burke and Albert A. Gabrielli pursuant to 18 U.S.C. Section 1350

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

CERTIFICATIONS (subject to updates)

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

Date: April 9, 2004

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

Date: April 9, 2004

/s/ ALBERT A. GABRIELLI

Albert A. Gabrielli, Chief Financial Officer ViryaNet Limited

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

INDEX

Page

Report of Independent Auditors	2

Consolidated Balance Sheets	3 - 4

Consolidated Statements of Operations	5

Statements of Changes in Shareholders’ Equity	6

Consolidated Statements of Cash Flows	7 - 8

Notes to Consolidated Financial Statements	9 -34

[GRAPHIC]	■ Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	■ Phone: 972-3-6232525 Fax: 972-3-5622555

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
	Ordinary shares
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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from software license agreements are recognized, in accordance with Statement Of Position No. 97-2, “Software Revenue Recognition” (“SOP No. 97-2”). As amended, SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions,” (“SOP No. 98-9”). SOP No. 98-9 requires that revenue be recognized under the “residual method” when vendor specific objective evidence (“VSOE”) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method any discount in the arrangement is allocated to the delivered element.

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

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. Services that are considered essential consist primarily of significant production, customization, or modification When such services are provided, revenue under the arrangement is recognized using contract accounting. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed.

Revenues from software licenses that require significant customization, integration and installation are recognized in accordance with Statement of Position No. 81-1, “Accounting for Performance of Construction—Type and Certain Production - Type Contracts” (“SOP No. 81-1”), using contract accounting on a percentage of completion method, based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract and in accordance with the “Input Method.”. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2003, no such estimated losses were identified.

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

l.	Deferred revenue:

Deferred revenue is comprised of deferred maintenance and support, and professional services. Deferred maintenance and support revenue is not recorded until it has been collected and is recognized as revenue over the term of the arrangement. Deferred professional services revenue is not recorded unless it has been paid in advance of performance and is recognized as revenue when the services have been performed.

The following table describes the allocation of deferred revenue for the periods ended on December 31:

	2002	2003
Maintenance and Support	$1,440	$1,277
Professional Services	—	27

Total deferred revenue	$1,440	$1,304

m.	Research and development costs:

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

n.	Concentrations of credit risk:

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Accounting for stock-based compensation:

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

p.	Grants and participations:

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

q.	Severance pay:

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

Severance expenses for the years ended December 31, 2001, 2002 and 2003 amounted to approximately $1,353, $753 and $117, respectively.

r.	Fair value of financial instruments:

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

s.	Net loss per share:

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

t.	Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year’s presentation.

The reclassification had no effect on previously reported net loss, shareholders’ equity or cash flows.

u.	Impact of recently issued accounting standards:

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

It also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. FIN No. 45 does not have a material impact on the Company’s results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”) which establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 does not have a material effect on the Company’s financial position or results of operations.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2002, Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, `Revenue Arrangements with Multiple Deliverables.’ EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, “Accounting Changes”. The adoption of EITF Issue No. 00-21 did not have a material impact upon the Company’s financial position, cash flows or results of operations.

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

On December 31, 2002, short and long-term borrowings under the line of credit were $5,023 in total. In January 2003, the line of credit was terminated and replaced by (i) a short-term loan in the amount of $3,450 which was subject to repayment by July 21, 2003, and (ii) short-term debt in the amount of $1,573 which was reduced by $665 during the year to an ending balance of $908.

In July 2003, the Bank agreed to convert $ 2,400 out of the $3,450 short-term loan into a long-term loan (see also Note 9) and the remaining loan balance of $1,050 was repaid by November of 2003. In total, $1,715 of bank debts was repaid during the year.

As of December 31, 2003, the Company has a line of credit from the Bank of up to $137 out of which the Company used $10. The weighted average interest on the credit line was approximately 4%.

The Company sold receivables to Bank Hapoalim under an arrangement in which the bank pays to the Company the amount of the accounts receivable less an agreed upon commission, and the Company irrevocably assigns to the bank the accounts receivable sold with recourse to the bank. As of December 31, 2003, an amount of $898 was outstanding under this arrangement as a short-term bank debt.

NOTE 8:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2002	2003
Accrued expenses	$1,850	$1,599
Employees and payroll accruals	820	886
Other	469	422

	$3,139	$2,907

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- LONG-TERM BANK LOAN

a.	Composed as follows:

			December 31,
	Currency	Interest rate	2002	2003
Loan from a bank (1)(2)	U.S. $	Libor+2.75%	$2,400	$2,343
Less - current maturities			—	1,036

			$2,400	$1,307

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- LONG-TERM BANK LOAN (Cont.)

(1)	In July 2003, the Company entered a financing agreement with Bank Hapoalim, in which $2,400 short-term loan was converted into a long-term loan. The loan is payable quarterly in equal installments over a two and a half years period beginning on January 1, 2004, with interest payable quarterly at a rate of Libor +2.75%. The debt restructure is subject to several conditions as follows: (i) The Company shall be cash flow positive on a quarterly basis, (ii) the Company shall deposit $800 into its account with the bank, (iii) the Company shall raise no less than $1,000 of new capital by January 1, 2004, and (iv) the warrant previously issued to the bank shall be amended to cover 100,000 Ordinary Shares of the Company and shall be repriced such that the exercise price for all such shares shall be $1.00 per share (see also Note 11c(1)). As of December 31, 2003, the Company believes it has complied with all of the above conditions. Under the financing agreement with Bank Hapoalim, as the bank has a fixed charge on all of our assets, the Company may require the consent of the bank to effect a funding if it is structured as a secured debt financing.

(2)	In accordance with APB No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”), the Company allocated a portion of the proceeds to the warrants, based on their applicable fair values. Amounts allocated to the warrants totaling $71, were recorded as additional paid in capital against a discount on the Loan. The discount related to the loan is amortized as financial expenses over the term of the Loan.

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

Under the Company’s research and development agreements with the Office of the Chief Scientist (“OCS”) and BIRD-F, and pursuant to applicable laws, the Company is required to pay royalties at the rate of between 3% to 5% on revenues derived from products developed with royalty-bearing grants provided by the OCS and BIRD-F, in an amount of up to 100% of the grants received from the OCS and 150% of the research and development grants received from the BIRD-F. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits. Royalties payable with respect to grants received from BIRD-F are linked to the Consumer Price Index in the United States.

In 2003, the Company accrued $37 as royalties relating to the repayment of OCS grants for the year ended December 31, 2003. As of December 31, 2003, the Company has an outstanding contingent liability to pay royalties in the amount of approximately $1,226, including accrued interest (out of which $378 to the OCS and $848 to the BIRD-F). The Company believes and has notified the Bird-F that the project supported by the BIRD-F has failed and that consequently it will not be required to pay the BIRD-F any royalties from the sale of any of its products. Therefore, as of December 31, 2003, the Company has not paid or accrued royalties relating to the repayment of BIRD-F grants.

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

Under the terms of the lease agreement for the office space located in Alpharetta, Georgia, the Company has a contingent liability of $136 under a note that will be waived by the landlord subject to our full compliance with the terms of the lease agreement.

The Company has two office locations whose lease terms expire in 2004. For the office location in Alpharetta, Georgia, the Company has moved to a smaller office in the Alpharetta area and entered into a one-year lease with an annual rent of approximately $40,000. The plan for the office location in Tokyo, Japan, is to seek to renew the lease or seek alternative space at a similar annual cost, if available. (See item 4 – “Property, Plants, and Equipment”). The cost of the lease plans for these two locations are not included in the lease commitment amounts provided above for 2004 and 2005.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2003, have been separated into ranges of exercise price, as follows:

Range of exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise price of options exercisable
$1.59 -1.64	522,255	6.29	$1.61	202,948	$1.63
4.10-6.11	117,429	4.98	5.41	98,433	5.50
8.60 - 9.60	5,200	4.41	8.64	5,152	8.63
23.00 - 32.00	9,600	3.20	26.86	9,600	26.86
57.50	2,750	2.72	57.50	2,750	57.50
80.00 - 110.00	8,200	3.51	99.02	8,200	99.02

$ 1.59 -110.00	665,434		$4.23	327,082	$6.51

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

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If the retained tax-exempt income were distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 20%). The Company’s Board of Directors has determined that such tax-exempted income will not be distributed as dividends.

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

The Company expects that during the period these tax losses are utilized, its income would be substantially tax-exempt. Accordingly, there will be no tax benefit available from such losses and therefore no deferred income taxes or valuation allowances have been included in these financial statements.

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

The Company adopted Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information”, (“SFAS No. 131”). The Company operates in a single reportable segment, the Field Service business segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributable to geographic areas based on the location of the end customer.

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