Form 20-F/A
period 2003-12-31
VIRYANET LTD
filed 2004-08-06
CIK 1119744

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

As of March 1, 2004, we had an outstanding balance on our long-term loan arrangement with Bank Hapoalim of $2.1 million, including current maturities, payable quarterly in equal installments of $267,000 through January 1, 2006 with interest payable quarterly at a rate of LIBOR plus 2.75%. However, we may need additional funding to timely meet the quarterly payment obligations under this long-term loan, and there is no assurance that Bank Hapoalim will grant us an extension to these payment dates in the future, if requested. In addition, this debt is subject to the following conditions: (i) we shall be total cash flow positive on a quarterly basis, which includes operating, investing and financing activities, and (ii) we deposit $800,000 in our account with Bank Hapoalim. See note 9(1) in the financial statements to see other bank conditions that have been met previously and are no longer applicable. There can be no assurance that we will meet these conditions. If we fail to meet the quarterly payments to Bank Hapoalim or to meet these conditions, the bank may demand immediate repayment of the outstanding loan amount and all interest thereon and shall be entitled to exercise the remedies available to it under the loan arrangement. This would have a material adverse effect on our business.

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

The majority of our revenues are derived from customers in the United States, with the balance generated by customers in Europe and the Middle East, and the Far East. We price our products based on market conditions in each jurisdiction where we operate. Historically, a significant portion of our revenues has been derived from a small number of relatively large companies and we expect this trend to continue. See “Risk Factors - Historically, our revenues have been concentrated in a few large orders and a small number of customers, a trend which has been increasing over time. Our business could be adversely affected if we lose a key customer.”

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

Comparison of Fiscal Years Ended December 31, 2002 and 2003

Revenues

Our total revenues increased by 35% from $8.7 million in 2002 to $11.7 million in 2003. We believe that the overall growth in revenue was attributable to the improvement in general economic conditions, jobs growth, and corporate confidence leading to an increase in information technology spending which contributed to the growth of our professional services revenue and to the success of our expansion into new vertical markets described below in “Software Licenses.”

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

Software Licenses

Software license revenues increased by 10% from $3.5 million in 2002 to $3.8 million in 2003. This increase is attributable to the sale of software licenses to new customers resulting from the success of our vertical market expansion into the utilities and energy sector, which included new partner relationship programs established during the year with GE and EDS. As a percentage of revenue, software licenses decreased from 40.2% of revenue in 2002 to 32.8% of revenue in 2003. The reduction in the percentage of revenue provided by software licenses is primarily attributable to the growth of maintenance and services revenues from new and existing customers. There were no rate changes in our license fees that had a material impact on our revenues.

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

Operating Expenses

Research and Development, Net

Our net research and development expenses, which include funds received from government grants, were $2.1 million, or 17.9% of revenue in 2003 compared to $3.4 million or 38.6% of revenue in 2002, a year over year reduction of $1.3 million or 37.4%. The decrease in our net research and development expenses, which was offset by a reduction of $0.4 million in the amount of government grants received in 2003 compared to 2002, was largely attributable to a $1.5 million increase in the use of our research and development personnel in the delivery of implementation services whose cost was allocated to cost of services and, to a lesser extent, to a decline in depreciation expenses of $0.2 million resulting from reductions in capital expenditures for hardware and software.

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

General and Administrative

Our general and administrative expenses were $1.9 million, or 16.2% of revenue in 2003 compared to $2.3 million, or 26.7% of revenue in 2002, a year over year reduction of $0.4 million or 17.6%. This reduction was attributable to the full-year benefit of the reductions in personnel that took place during 2002 of approximately $0.3 million and, to a reduction in the administrative costs to support these personnel of approximately $0.1 million. We expect that for the foreseeable future general and administrative expenses will remain relatively consistent or increase slightly compared with current levels of spending but should decline as a percentage of revenue if revenue growth occurs as expected. See “Cautionary Statement Regarding Forward-Looking Statements”.

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

Cost of Software Licenses

The cost of software licenses decreased by 85% from $2.4 million in 2001 to $0.4 million in 2002. The decrease was attributable to the reduction in the volume of software licenses sold during 2002 and a reduction in the amount of third-party software license content sold with our products as a result of adding internally developed capability in the areas of mobility and scheduling.

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

Bank Financing

In February 2002, our line of credit with Bank Hapoalim, under which we were able to borrow up to $6.0 million, was extended until January 31, 2003. On January 21, 2003, that line of credit was terminated and the $3.45 million outstanding on that date was converted to a loan subject to re-payment by July 21, 2003. On July 14, 2003, Bank Hapoalim restructured this loan by converting $2.4 million of the $3.45 million short-term loan into a long-term loan. The balance of $1.05 million was paid back by the end of November 2003. The $2.4 million long-term loan is payable quarterly in equal installments of $267,000 beginning on January 1, 2004, with interest payable quarterly at a rate of LIBOR plus 2.75%. The debt arrangement is currently subject to the following conditions: (i) we shall be total cash flow positive on a quarterly basis, which includes operating, investing and financing activities, and (ii) we deposit $800,000 in our account with Bank Hapoalim. See note 9(1) in the financial statements for information regarding other bank conditions that have been met previously and are no longer applicable.

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

Off-balance Sheet Arrangements

We are not party to any material off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

	Payments due by Period (US$ in thousands)
Contractual Obligations as of December 31, 2003	Total	One Year or Less	1 – 3 Years	4 – 5 Years
Long-term Debt (1)	$2,400	$1,068	$1,332	—
Operating Leases (2)(3)	$1,328	$814	$514	—
Total Contractual Cash Obligations:	$3,728	$1,882	$1,846	—

(1)	See Liquidity and Capital Resources section, Bank Financing
(2)	Includes leases for facilities and car leases for Israel employees
(3)	These costs exclude additional costs associated with new office space in Alpharetta, Georgia of approximately $40,000 per year, and our plans to renew a lease in Tokyo, Japan, which will expire on June 30, 2004 (see Item 4 – “Property, Plants and Equipment”).

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

Significant Changes

Not applicable.

Item 9. The Offer and Listing

Market Price Information

Through December 31, 2003, the high and low reported sales prices for our Ordinary Shares were as follows:

Period	High	Low
Year ending
December 31, 2003	$7.80	$0.30
December 31, 2002	6.90	0.746
December 31, 2001	41.25	3.80

Quarters ending:
2004
First Quarter, ending March 31, 2004	6.50	4.92

2003
Fourth Quarter, ending December 31, 2003	7.80	2.75
Third Quarter, ending September 30, 2003	4.15	0.80
Second Quarter, ending June 30, 2003	1.13	0.30
First Quarter, ending March 31, 2003	0.92	0.32

Period	High	Low
2002
Fourth Quarter, ending December 31, 2002	1.33	0.746
Third Quarter, ending September 30, 2002	4.339	1.30
Second Quarter, ending June 30, 2002	6.20	3.00
First Quarter, ending March 31, 2002	6.90	4.10

2001
Fourth Quarter, ending December 31, 2001	7.70	3.80
Third Quarter, ending September 30, 2001	10.70	6.20
Second Quarter, ending June 30, 2001	13.13	7.50
First Quarter, ending March 31, 2001	41.25	10.00

Most Recent 6 months	High	Low
March 2004	6.39	4.92
February 2004	6.50	5.02
January 2004	6.03	5.17
December 2003	6.75	0.80
November 2003	7.80	1.50
October 2003	4.90	1.95

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

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southborough, Massachusetts, on this 6th day of August, 2004.

VIRYANET LTD.

By:	/s/ WINFRIED A. BURKE
Winfried A. Burke President and Chief Executive Officer

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

66

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	Phone: 972-3-6232525 Fax: 972-3-5622555

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

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net loss	$(14,570)	$(11,350)	$(2,263)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,154	1,306	974
In-process research and development write-off	—	480	—
Accrued severance pay, net	(239)	(202)	28
Amortization (reversal of amortization) of deferred stock compensation to employees	(64)	36	4
Compensation related to warrants to a bank	87	—	14
Compensation related to warrants to a related party	—	136	—
Compensation related to warrants to a customer	104	—	—
Compensation related to warrants to consultants	13	—	16
Decrease (increase) in trade receivables and unbilled receivables	(1,857)	5,404	125
Decrease in other accounts receivable and prepaid expenses	974	916	332
Increase (decrease) in trade payables	(515)	(1,086)	50
Increase (decrease) in deferred revenues	(607)	91	(136)
Decrease in other accounts payable and accrued expenses	(1,540)	(2,481)	(512)
Other	39	38	2

Net cash used in operating activities	(17,021)	(6,712)	(1,366)

Cash flows from investing activities:
Purchase of property and equipment	(1,037)	(71)	(14)
Proceeds from sale of property and equipment	97	6	—
Decrease (increase) in restricted cash	(30)	—	30
Cash provided in connection with the acquisition of iMedeon (a)	—	1,804	—

Net cash provided by (used in) investing activities	(970)	1,739	16

Cash flows from financing activities:
Proceeds from short-term bank credit	5,412	—	898
Repayment of short-term bank credit	—	(534)	(2,613)
Proceeds from issuance of share capital and exercise of stock options, net	56	—	5,000
Decrease in accrued expenses related to issuance expenses	(521)	—	—

Net cash provided by (used in) financing activities	4,947	(534)	3,285

Effect of exchange rate on cash and cash equivalents	(254)	178	(59)

Increase (decrease) in cash and cash equivalents	(13,298)	(5,329)	1,876
Cash and cash equivalents at the beginning of the year	21,838	8,540	3,211

Cash and cash equivalents at the end of the year	$8,540	$3,211	$5,087

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

On December 31, 2002, short and long-term borrowings under the line of credit were $5,023 in total. In January 2003, the line of credit was terminated and replaced by (i) a short-term loan in the amount of $3,450 which was subject to repayment by July 21, 2003, and (ii) short-term debt in the amount of $1,573 which was reduced by $665 during the year to an ending balance of $908 (comprised of $898 in short-term bank debt and $10 used in the overdraft facility with the Bank, as detailed below).

In July 2003, the Bank agreed to convert $ 2,400 out of the $3,450 short-term loan into a long-term loan (see also Note 9) and the remaining loan balance of $1,050 was repaid by November of 2003. In total, $1,715 of bank debts was repaid during the year.

As of December 31, 2003, the Company has an overdraft facility with the Bank of up to $137 out of which the Company used $10. The weighted average interest on the credit line was approximately 4%.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- LONG-TERM BANK LOAN (Cont.)

(1)	In July 2003, the Company entered a financing agreement with Bank Hapoalim, in which $2,400 short-term loan was converted into a long-term loan. The loan is payable quarterly in equal installments over a two and a half years period beginning on January 1, 2004, with interest payable quarterly at a rate of Libor +2.75%. The debt restructure is subject to several conditions as follows: (i) The Company shall be total cash flow positive on a quarterly basis, which includes operating, investing and financing activities, (ii) the Company shall deposit $800 into its account with the bank, (iii) the Company shall raise no less than $1,000 of new capital by January 1, 2004, and (iv) the warrant previously issued to the bank shall be amended to cover 100,000 Ordinary Shares of the Company and shall be repriced such that the exercise price for all such shares shall be $1.00 per share (see also Note 11c(1)). As of December 31, 2003, the Company believes it has complied with all of the above conditions. Under the financing agreement with Bank Hapoalim, as the bank has a fixed charge on all of our assets, the Company may require the consent of the bank to effect a funding if it is structured as a secured debt financing.

(2)	In accordance with APB No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”), the Company allocated a portion of the proceeds to the warrants, based on their applicable fair values. Amounts allocated to the warrants totaling $71, were recorded as additional paid in capital against a discount on the Loan. The discount related to the loan is amortized as financial expenses over the term of the Loan.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2003, have been separated into ranges of exercise price, as follows:

Range of exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise price of options exercisable
$1.59 - 1.64	522,255	6.29	$1.61	202,948	$1.63
4.10-6.11	117,429	4.98	5.41	98,433	5.50
8.60 - 9.60	5,200	4.41	8.64	5,152	8.63
23.00 - 32.00	9,600	3.20	26.86	9,600	26.86
57.50	2,750	2.72	57.50	2,750	57.50
80.00 - 110.00	8,200	3.51	99.02	8,200	99.02

$ 1.59 - 110.00	665,434		$4.23	327,082	$6.51

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

U.S. dollars in thousands, (except share and per share data)

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

U.S. dollars in thousands, (except share and per share data)

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

- - - - - - - - - - - - -