Form 20-F/A
period 2003-12-31
VIRYANET LTD
filed 2004-09-09
CIK 1119744

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

If the fee due from a customer is not fixed or determinable, revenue is recognized as payments become due from that customer, assuming all other revenue recognition criteria have been met. Generally, we consider all arrangements with payment terms extending beyond our usual and customary payment terms not to be fixed or determinable. The usual and customary credit terms that we offer to our customers are an average of net 60 days. We do not offer credit terms as part of any material transactions that differ from these usual and customary terms. In judging the probability of collection of software license fees, we continuously monitor collection and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. In connection with customers with whom we have no previous experience, we may utilize independent resources to evaluate the creditworthiness of those customers. From time to time, we may perform credit evaluations of our customers. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay amounts owed to us, additional allowances may be required.

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

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southborough, Massachusetts, on this 9th day of September, 2004.

VIRYANET LTD.

By:	/s/ WINFRIED A. BURKE
Winfried A. Burke President and Chief Executive Officer

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

66

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

We conducted our audits in accordance with the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

The usual and customary credit terms that the Company offers to its customers are an average of net 60 days. The Company does not offer credit terms as part of any material transactions that differ from these usual and customary terms.

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