Form 20-F/A
period 2003-12-31
VIRYANET LTD
filed 2005-03-25
CIK 1119744

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

This Amendment on Form 20-F/A (the “Amended 20-F”) speaks as of the filing date of our Form 20-F for the fiscal year ended December 31, 2003, filed on April 9, 2004 (the “Original 20-F”), except for the certifications which speak as of their respective dates and the filing date of the Amended 20-F. Except as specifically indicated, the Amended 20-F has not been updated to reflect events occurring subsequent to the filing of the Original 20-F. This Amended 20-F is being filed for the purpose of amending and restating items 3, 4, 5, 15 and 18 to reflect the restatement of our consolidated financial statements as disclosed publicly on December 9, 2004 and March 17, 2005, for the years ended December 31, 2000, 2001, 2002 and 2003 related to amounts previously reported as revenues, provisions for doubtful accounts, other income, trade and other receivables, and working capital (deficit). The filing of this Amended 20-F shall not be deemed an admission that the Original 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

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

Selected Consolidated Financial Data

Certain financial data contained in this item has been revised to reflect the restatement of our consolidated financial statements for the years ended December 31, 2000, 2001, 2002 and 2003 related to amounts previously reported as revenues, provisions for doubtful accounts, other income, trade and other receivables, and working capital (deficit).

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

Summary Consolidated Financial Information

U.S. dollars in thousands (except share data)

	Year Ended December 31,
	1999	2000(1)	2001(1)	2002(1)	2003(1)
Statement of Operations Data:
Revenues:

Software licenses	$4,269	$14,484	$7,800	$6,611	$4,102
Maintenance and services	11,533	10,080	7,498	5,190	7,857

Total revenues	15,802	24,564	15,298	11,801	11,959
Cost of revenues:

Software licenses	952	938	2,420	361	482
Maintenance and services	9,978	7,857	6,458	4,380	4,996

Total cost of revenues	10,930	8,795	8,878	4,741	5,478
Gross profit	4,872	15,769	6,420	7,060	6,481

Operating expenses:
Research and development, net	6,865	7,224	6,602	3,352	2,098
Sales and marketing	13,537	16,385	14,150	6,598	4,109
General and administrative	3,510	3,848	3,931	2,314	1,907
Provision for doubtful accounts and write-off of bad debts	8	9	665	(53)	40
In-process research and development write-off	—	—	—	480	—
Amortization of deferred stock compensation (2)	798	1,104	(64)	36	20

Total operating expenses	24,718	28,570	25,284	12,727	8,174
Operating loss	(19,846)	(12,801)	(18,864)	(5,667)	(1,693)
Financial income (expenses), net	(565)	26	190	(189)	(311)
Financial expenses related to amortization of beneficial conversion feature and compensation related to warrants to investors in convertible loan (*)	—	(16,556)	—	—	—
Other income	—	—	—	—	350

Net loss	$(20,411)	$(29,331)	$(18,674)	$(5,856)	$(1,654)

Preferred shares deemed dividend	$(303)	$—	$—	$—	$—

Net loss to shareholders of Ordinary Shares	$(20,714)	$(29,331)	$(18,674)	$(5,856)	$(1,654)

Basic and diluted net loss per share	$(77.40)	$(36.53)	$(8.60)	$(2.26)	$(0.55)
Weighted average number of shares used in computing basic and diluted net loss per ordinary share	267,622	802,979	2,171,113	2,587,948	3,048,319

(2) Amortization of deferred stock compensation relates to the following:
Cost of revenues	$16	$4	$32	$—	$—
Research and development, net	391	—	—	—	—
Sales and marketing	39	207	12	32	—
General and administrative	352	893	(108)	4	20

	$798	$1,104	$(64)	$36	$20

Balance Sheet Data:
Cash and cash equivalents	$1,886	$21,838	$8,540	$3,211	$5,087
Working capital (deficit)	(11,305)	18,583	(38)	(2,271)	1,060
Total assets	8,692	32,297	15,462	10,760	12,230
Long-term loan, including current maturities	11	—	—	2,400	2,343
Shareholders’ equity (deficiency)	(10,555)	20,638	2,012	(651)	2,786

(1)	Reflects the restated financial statements filed with this Amended 20-F.

(*)	Financial expenses related to beneficial conversion feature of convertible debentures and detachable warrants were recorded at the time of our initial public offering (“IPO”) in September 2000, due to the discounted conversion feature of the convertible debentures which converted into Ordinary Shares at that time.

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

We have incurred substantial net losses during each of the last five fiscal years and may not achieve profitability in 2004 or in future years. As of December 31, 2003, we had an accumulated deficit of approximately $103.6 million (as restated). In order to achieve profitability we will need to increase our revenues while containing our costs. However, a substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. Our revenues in 2003 were $12.0 million (as restated) compared with $11.8 million in 2002 (as restated), an increase of $0.2 million or 1%. However, we incurred a net loss of $5.9 million in 2002 (as restated) and $1.7 million in 2003 (as restated). We cannot assure you that we will be able to increase our revenues or that we will be able to achieve profitability or maintain profitability, if achieved, on a consistent basis.

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

A significant portion of our revenues each year has been derived from large orders from a small number of customers which are not necessarily the same customers each year. In 2001, two customers each accounted for approximately 7% or more of our revenues, and represented an aggregate of 23% of our total revenues (as restated). In 2002, three customers each accounted for approximately 9% or more of our revenues, and represented an aggregate of approximately 31% of our total revenues (as restated). In 2003, three customers each accounted for approximately 10% or more of revenues, and represented an aggregate of 41% of our total revenues (as restated). We do not expect that these three customers accounting for 41% of our revenue during 2003 will represent a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We cannot assure you that other customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to be profitable.

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

We market and sell our products and services in the United States, Europe, the Middle East, and the Far East. We received 22% of our total revenues in 2001 (as restated), 43% of our total revenues in 2002 (as restated), and 30% of our total revenue in 2003 (as restated) from sales to customers located outside of the United States. We have sales and support facilities and offices in Israel and Japan. These operations require, and the expansion of our existing operations and entry into additional international markets will require, significant management attention and financial resources. We have limited experience in developing localized versions of our products and marketing and distributing our products outside of the United States. In addition, since our financial results are reported in dollars, decreases in the rate of exchange of non-dollar currencies in which we make sales relative to the dollar will decrease the dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may materially adversely affect our results of operation. Historically, we have not hedged our foreign currency-denominated account receivables and expenses risks. We are also subject to a number of risks customary for international operations, including:

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

At and around the time of our IPO in September 19, 2000, a majority of the customers for our products were affiliated with the telecommunications industry, an industry fueled by deregulation and rapid growth in the quantity and expansion of competitive local exchange carriers throughout the United States and Canada. During 2001, the telecommunications market and the investment banking community realized that the growth in Internet traffic had not materialized commensurate with the capacity in existence at many national and regional communication service providers. Several companies, including ViryaNet customers, were forced to close or restructure operations, consolidate with other companies, or seek bankruptcy. We believe that in today’s economy, successful businesses must be able to adapt to changing market conditions and continually improve or enhance the capability of its product offerings to customers. As a result of the changes in the telecommunications market referenced above, we made a strategic decision to focus on other vertical markets, principally the utilities and energy sectors which we believe provide substantial growth opportunities for our products and services, which are less susceptible to economic downturns.

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

Our revenues are derived mainly from the licensing of our software and from maintenance and services that we provide. The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	2001(1)	2002(1)	2003(1)
Revenues:
Software licenses	51.0	56.0	34.3
Maintenance and services	49.0	44.0	65.7

Total revenues	100%	100%	100%

The following table summarizes the revenues from our products and services by country, stated as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Country	2001(1)	2002(1)	2003(1)
United States	78	57	70
Europe and the Middle East	16	28	13
Far East	6	15	17

Total	100%	100%	100%

(1)	Reflects the restated financial statements filed with this Amended 20-F.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS PRESENTED BELOW REFLECTS THE EFFECTS OF THE RESTATEMENT OF OUR CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001, DECEMBER 31, 2002 AND DECEMBER 31, 2003. SEE “RESTATEMENTS” BELOW FOR FURTHER DISCUSSION OF THIS MATTER.

Restatement

We have restated our financial statements for fiscal years 2000 through 2003 to reflect revised revenue recognition treatment for certain software license transactions entered into during this period. The restatement resulted from a review of all software license transactions entered into during 1999 through 2003 to determine whether upfront revenue recognition was appropriate under the guidance in SOP 97-2. The factors considered by us in the review included (i) the life cycle of our software which was released in 1998, (ii) the limited number of licensing arrangements underlying our software, especially in the earlier years, (iii) the nature of the arrangements, and (iv) the diverse payment terms agreed to with our customers.

The review was made together with our auditors, Kost Forer Gabbay and Kasierer – a member of Ernst & Young Global.

Based upon this review, we concluded that, in hindsight, we should have recognized revenues in 2000 through 2002 on licensing transactions as payments were due, provided collectibility of the amount was deemed probable, or as payments were collected, instead of upon the delivery of our software.

For 2003, we believe that we attained a sufficient history of successfully collecting on licensing transactions with payments terms of three months or less without making a concession. As a result, we concluded that it was appropriate for us to recognize revenues on such arrangements upfront on the date of the delivery, provided collectibility was deemed probable at the date of the transaction.

The affects of the restatement on our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 is as follows:

Consolidated statement of operations data:

	Year ended December 31, 2003
	As previously reported	Adjustment	As restated
Software license revenues	3,843	259	4,102
Total revenues	11,700	259	11,959
Gross Profit	6,222	259	6,481
Provision for doubtful accounts and write-off bad debts	(40)	—	(40)
Operating loss	(1,952)	259	(1,693)
Other income	0	350	350
Net loss	(2,263)	609	(1,654)

Basic and diluted net loss per share	(0.74)	0.19	(0.55)

Consolidated statement of cash flows data:

	Year ended December 31, 2003
	As previously reported	Adjustment	As restated
Cash flow from operating activities:

Net loss	(2,263)	609	(1,654)
Decrease (increase) in trade receivables	125	(259)	(134)
Decrease (increase) in other accounts receivables and prepaid expenses	332	(350)	(18)

Consolidated balance sheet data:

	Year ended December 31, 2003
	As previously reported	Adjustment	As restated
Trade receivables	2,336	(544)	1,792
Total current assets	8,664	(544)	8,120
Total assets	12,774	(544)	12,230
Accumulated deficit	(103,048)	(544)	(103,592)

Total shareholders’ equity	3,330	(544)	2,786

Consolidated statement of operations data:

	Year ended December 31, 2002
	As previously reported	Adjustment	As restated
Software license revenues	3,489	3,122	6,611
Total revenues	8,679	3,122	11,801
Gross Profit	3,938	3,122	7,060
Provision for doubtful accounts and write-off bad debts	(2,319)	2,372	53
Operating loss	(11,161)	5,494	(5,667)
Net loss	(11,350)	5,494	(5,856)

Basic and diluted net loss per share	(4.38)	2.12	(2.26)

Consolidated statement of cash flows data:

	Year ended December 31, 2002
	As previously reported	Adjustment	As restated
Cash flow from operating activities:

Net loss	(11,350)	5,494	(5,856)
Decrease (increase) in trade receivables	5,404	(4,944)	460
Decrease (increase) in other accounts receivables and prepaid expenses	916	(550)	366

Consolidated balance sheet data:

	Year ended December 31, 2002
	As previously reported	Adjustment	As restated
Trade receivables	1,751	(803)	948
Other accounts receivables and prepaid expenses	1,090	(350)	740
Total current assets	6,928	(1,153)	5,775
Total assets	11,913	(1,153)	10,760
Accumulated deficit	(100,785)	(1,153)	(101,938)

Total shareholders’ equity	502	(1,153)	(651)

Consolidated statement of operations data:

	Year ended December 31, 2001
	As previously reported	Adjustment	As restated
Software license revenues	12,504	(4,704)	7,800
Total revenues	20,002	(4,704)	15,298
Gross Profit	11,124	(4,704)	6,420
Provision for doubtful accounts and write-off bad debts	(1,265)	600	(665)
Operating loss	(14,760)	(4,104)	(18,864)
Net loss	(14,570)	(4,104)	(18,674)

Basic and diluted net loss per share	(6.71)	(1.89)	(8.60)

Consolidated statement of cash flows data:

	Year ended December 31, 2001
	As previously reported	Adjustment	As restated
Cash flow from operating activities:

Net loss	(14,570)	(4,104)	(18,674)
Decrease (increase) in trade receivables	(1,857)	3,204	1,347
Decrease (increase) in other accounts receivables and prepaid expenses	974	900	1,874

The restatement for the years ended December 31, 2001, 2002 and 2003 does not affect our total cash flow from operating activities for any of these periods.

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

If the fee due from a customer is not fixed or determinable, revenue is recognized as payments become due from that customer, assuming all other revenue recognition criteria have been met. During 2001 through 2002, we recognized revenues on software license transactions as payments were due, provided collectibility of the amount was deemed probable, or as payments were collected. During 2003, we believe that we attained a sufficient history of successfully collecting on licensing transactions with payments terms of three months or less without making a concession. As a result, we recognized revenues on such arrangements upfront on the date of the delivery, provided collectibility was deemed probable at the date of the transaction. We consider all arrangements with payment terms extending beyond three months not to be fixed or determinable. In judging the probability of collection of software license fees, we continuously monitor collection and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. In connection with customers with whom we have no previous experience, we may utilize independent resources to evaluate the creditworthiness of those customers. From time to time, we may perform credit evaluations of our customers. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay amounts owed to us, additional allowances may be required.

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

Operating Results

The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	2001(1)	2002(1)	2003(1)
Revenues:

Software license	51.0%	56.0%	34.3%
Maintenance and services	49.	44.0	65.7

Total revenues:	100.0	100.0	100.0
Cost of revenues:

Software licenses	15.8	3.1	4.0
Maintenance and services	42.2	37.1	41.8

Total costs of revenues	58.0	40.2	45.8
Gross profit	42.0	59.8	54.2

Operating expenses:

Research and development, net	43.2	28.4	17.5
Sales and marketing	92.5	55.9	34.4
General and administrative	25.7	19.6	15.9
Provision for doubtful accounts and write-offs of bad debts	4.3	(0.4)	0.3
In-process research and development write-off	0.0	4.1	0.0
Amortization of deferred stock Compensation	(0.4)	0.3	0.2

Total operating expenses	165.3	107.9	68.3
Operating loss	(123.3)	(48.0)	(14.2)
Financial income (expenses), net	1.2	(1.6)	(2.6)
Other income	0.0	0.0	2.9
Net loss	(122.1)	(49.6)	(13.8)

(1)	Reflects the restated financial statements filed with this Amended 20-F.

Geographic Distribution

The following table summarizes the revenues from our products and services by country/region, stated as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
Country/region	2001(1)	2002(1)	2003(1)
United States	78	57	70
Europe and the Middle East	16	28	13
Far East	6	15	17

Total	100%	100%	100%

(1)	Reflects the restated financial statements filed with this Amended 20-F.

Comparison of Fiscal Years Ended December 31, 2002 and 2003

Revenues

Our total revenues increased slightly from $11.8 million in 2002 (as restated) to $12.0 million in 2003 (as restated). This resulted from the growth of our professional services revenue being offset by a reduction in the amount of software license revenue as described below in “Software Licenses.”

While we have seen recent improvements in both general economic conditions and the level of information technology spending, it is too early to predict if these trends will continue, or, when demand levels will stabilize. Many of the factors that affected the market for our products in 2002 were also in effect during most of 2003. Many companies continue to struggle with the timing of investment decisions on technology spending in light of their desire to return to positive growth and the continuation of geopolitical uncertainties which may affect their outlook.

Software Licenses

Software license revenues decreased by 38% from $6.6 million in 2002 (as restated) to $4.1 million in 2003 (as restated). This decrease of $2.5 million was attributable to longer or delayed sales cycles for our products as many potential customers in our primary target markets (utilities, telcos, and retail) struggled with the timing of investment decisions on technology spending despite the recent improvement in general economic conditions.

As a percentage of revenue, software licenses decreased from 56.0% of revenue in 2002 (as restated) to 34.3% of revenue in 2003 (as restated). The reduction in the percentage of revenue provided by software licenses is attributable to the decline in software license revenue due to longer or delayed sales cycles experienced during the year and the growth of maintenance and services revenues from new and existing customers from 2002 to 2003. There were no rate changes in our license fees that had a material impact on our revenues.

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

Cost of Maintenance and Services

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

Operating Expenses

Research and Development, Net

Our net research and development expenses, which include funds received from government grants, were $2.1 million, or 17.5% of revenue in 2003 (as restated) compared to $3.4 million or 28.4% of revenue in 2002 (as restated), a year over year reduction of $1.3 million or 37.4%. The decrease in our net research and development expenses, which was offset by a reduction of $0.4 million in the amount of government grants received in 2003 compared to 2002, was largely attributable to a $1.5 million increase in the use of our research and development personnel in the delivery of implementation services whose cost was allocated to cost of services and, to a lesser extent, to a decline in depreciation expenses of $0.2 million resulting from reductions in capital expenditures for hardware and software.

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

Sales and Marketing

Our sales and marketing expenses were $4.1 million, or 34.4% of revenue in 2003 (as restated) compared to $6.6 million or 55.9% of revenue in 2002 (as restated), a year over year reduction of $2.5 million or 37.7%. This reduction was attributable to a decline in personnel costs of $2.0 million and a reduction in marketing programs of $0.5 million. These savings were primarily related to the full year impact of the restructuring of our operations in Europe during 2002. We do not expect that the reduced level of sales and marketing spending in 2003 as compared to 2002 will negatively impact our sales efforts in the future. We expect sales and marketing expenses to increase in 2004 as we continue our efforts to widen our international partnership network and increase our market penetration in existing vertical markets, but should decline slightly as a percentage of revenue if revenue growth occurs as expected. See “Cautionary Statement Regarding Forward-Looking Statements”.

General and Administrative

Our general and administrative expenses were $1.9 million, or 15.9% of revenue in 2003 (as restated) compared to $2.3 million, or 19.6% of revenue in 2002 (as restated), a year over year reduction of $0.4 million or 17.6%. This reduction was attributable to the full-year benefit of the reductions in personnel that took place during 2002 of approximately $0.3 million and, to a reduction in the administrative costs to support these personnel of approximately $0.1 million. We expect that for the foreseeable future general and administrative expenses will remain relatively consistent or increase slightly compared with current levels of spending but should decline as a percentage of revenue if revenue growth occurs as expected. See “Cautionary Statement Regarding Forward-Looking Statements”.

Provision for Doubtful Accounts

The provision for doubtful accounts was ($53,000) in 2002 (as restated) compared to $40,000 in 2003.

In light of the deterioration in the general economic conditions affecting the markets in which we sell our products and our customers, we have tightened our credit policy by shortening the payment terms we extend to our customers to an average of net 60 days. This is evidenced by our Days of Sales Outstanding for December 31, 2003, which was 61 days (as restated). This change in our credit policy contributed significantly to the substantial reduction in the aging of our trade receivables. In determining the fairness of the allowance for doubtful accounts for 2003, we reviewed and considered information at hand about the financial situation for each debtor, the volume of their operations, and aging of the receivables balance. As of December 31, 2003, less than 10% of the trade receivables were aged at more than 90 days, and more than 90% of these trade receivables have been collected subsequent to the balance sheet date.

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

Other Income

Other income increased from $0 in 2002 to $350,000 in 2003 (as restated). We received payment of an insurance claim against a credit insurer in the amount of $350,000 related to a customer transaction in 2001 in which the customer defaulted on its debt to us.

Comparison of Fiscal Years Ended December 31, 2001 and 2002

Revenues

Our total revenues declined by 23% from $15.3 million in 2001 (as restated) to $11.8 million in 2002 (as restated). This decrease is primarily due to decreased software license revenues and the resulting impact on our professional services revenues. We believe that our results for 2002 were negatively impacted by the general economic downturn that affected the confidence of corporations in the global economy. Furthermore, geopolitical uncertainties, including hostilities involving the United States, negatively impacted the confidence and outlook for companies in setting future spending plans.

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

Software Licenses

Software license revenues decreased by 15% from $7.8 million in 2001 (as restated) to $6.6 million in 2002 (as restated). This $1.2 million decrease was primarily attributable to purchase delays for our products as a result of the affect of the general economic downturn on potential customers in our target markets, as mentioned in the Revenues section above.

As a percentage of revenue, software licenses increased from 51.0% of revenue in 2001 (as restated) to 56.0% in 2002 (as restated), due to the decline in revenue from maintenance and support services during 2002 compared with 2001. There were no rate changes in our license fees that had a material impact on our revenues.

Maintenance and Services

Our maintenance and services revenues decreased by 31% from $7.5 million in 2001 to $5.2 million in 2002. This decline was due to the decrease in the sale of software licenses which resulted in a reduced number of orders and contracts placed with us for implementation, consulting and integration services. The decline in maintenance and services revenues of 31% was greater than the decline in software license revenues of 15%, although we continue to be able sell maintenance and services revenues to our installed base of customers which is not dependent on sales of new licenses. There were no rate changes in our maintenance and services fees that had a material impact on our revenues.

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

Operating Expenses

Research and Development, Net

Our net research and development expenses, which include funds received from government grants, were $3.4 million, or 28.4% of revenue in 2002 (as restated) compared to $6.6 million or 43.2% of revenue in 2001 (as restated), a year over year reduction of $3.2 million or 49.2%. The decrease in our net research and development expenses, which includes an increase of $0.5 million in the amount of government grants received in 2002 compared to 2001, was largely attributable to the reduction of research and development personnel and, to a lesser extent, to a reduction in the administrative costs to support these personnel.

Sales and Marketing

Our sales and marketing expenses were $6.6 million or 55.9% of revenue in 2002 (as restated), compared to $14.2 million or 92.5% of revenue in 2001 (as restated), a year over year reduction of $7.6 million or 53.3%. This reduction was attributable to a decline in personnel costs of $4.6 million and a reduction in the amount spent on marketing programs of $3.0 million.

General and Administrative

Our general and administrative expenses were $2.3 million, or 19.6% of revenue in 2002 (as restated) compared to $3.9 million, or 25.7% of revenue in 2001 (as restated), a year over year reduction of $1.6 million or 41.1%. This reduction was largely attributable to the reduction in personnel that began during 2001 and continued during the year ended 2002, and to lesser extent a reduction in the administrative expenses in support of corporate governance.

Provision for Doubtful Accounts

In 2001 and 2002, provision for doubtful accounts expenses were $0.7 million and ($53,000), respectively. There was no material provision for doubtful accounts required in 2002.

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

Net cash used in operating activities was $1.4 million in 2003, resulting from our net loss from operations of $1.7 million (as restated). For 2002, net cash used in operating activities was $6.7 million, resulting primarily from our net loss from operations of $5.9 million (as restated). For 2001, net cash used in operating activities was $17.0 million resulting from our net loss from operations of $18.7 million (as restated).

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

Future Cash Needs

In addition to our need to continue to meet our payment obligations to Bank Hapoalim under the terms of our debt arrangement, our capital requirements depend on numerous factors, including market demand and acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, and the timing and extent of establishing additional international operations. We intend to continue investing significant resources in our selling and marketing and research and development operations in the future. We believe that our cash and cash equivalents and funds generated from operations will be sufficient to finance our operations for at least the next twelve months. Our ability to achieve profitability using our currently available cash and cash equivalents will depend on our ability to increase our revenues while continuing to control our expenses. We cannot assure you that we will be able to achieve profitability, particularly given the risk factors outlined earlier in this Form 20-F. If we are not successful doing so, we will be required to seek new sources of financing. If additional funds are raised through issuance of equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of Ordinary Shares, and the terms of these securities could impose restrictions on our operations, and will result in additional dilution to our shareholders. Our ability to raise additional secured debt will require the consent of Bank Hapoalim.

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

Effects of Currency Fluctuations

Revenues generated and costs incurred outside of the United States are generally denominated in non-dollar currencies. For the years 2001, 2002 and 2003, 26% (as restated), 17% (as restated) and 19% of our revenues, respectively, were denominated in non-dollar currencies. Costs not effectively denominated in United States dollars are translated to United States dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the dollar and non-dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. In 2001 and 2002, we had net income of $118,000 and $66,000, respectively, due to currency fluctuations. In 2003, we incurred a net loss of $104,000 due to currency fluctuations. We generally do not engage in currency hedging transactions to offset the risks with variations in currency exchange rates. Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on our business, financial condition and results of operations.

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

As a percentage of our total revenue, our software license revenue increased from 51.0% in 2001 (as restated) to 56.0% in 2002 (as restated) due to the decline in our professional services revenue from 2001 to 2002 at a faster rate than software license revenue, as explained above. During 2003, this trend changed as software license revenue declined to 34.3% (as restated). The decrease in the percentage of software license revenue in 2003 is attributable to reduced sales of new licenses to customers while maintaining our sources of recurring revenues with existing customers related to professional services and post-contract maintenance and support, which are not dependent on the sales of new licenses.

We believe the reduction in the sales of software licenses since 2002 is attributable to the economic downturn which affected our ability to close sales of new licences with existing customers and potential ones.

In general, we do not believe this decline of revenue from software as a percent of total revenue will impact future maintenance and services revenue or our business as a whole since we expect to sell more licenses in the future which will generate more professional services and maintenance and support revenue in addition to recurring services revenue with existing customers.

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

Insurances Policies with Clal Credit Insurance and Clal Insurance

During the period 2001 through 2003, we purchased several insurance policies with Clal Credit Insurance and Clal Insurance, both of which are affiliated with The Clal Group, which is our shareholder as set forth above. All of these insurance policies were contracted on an arms-length basis and include the following items:

2001 – Errors and omissions insurance, fire and general liability insurance, automobile insurance, credit insurance, employer’s liability insurance, for payments that total approximately $80,000.

2002 – Errors and omissions insurance, fire and general liability insurance, employer’s liability insurance, credit insurance, keyman insurance and travel insurance, for payments that total approximately $100,000.

2003 – Errors and omissions insurance, fire and general liability insurance, employer’s liability insurance, and keyman insurance, for payments that total approximately $70,000.

Insurance Settlement with Clal Credit Insurance

On March 18, 2003, we entered into a settlement agreement with Clal Credit Insurance, an entity affiliated with The Clal Group which is our shareholder as set forth above. Under the settlement agreement, Clal Credit Insurance paid us an amount of $350,000 as a final settlement of its liability to us under the insurance provided by it to us in relation to the receivables under a license transaction that we had with Viasource Communications.

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

(a) Disclosure Controls and Procedures. We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2003. Following that evaluation, our management, including the CEO and CFO, concluded that based on the evaluation, the design and operation of our disclosure controls and procedures were effective at that time. Since the evaluation, there have been no significant changes in our internal controls or in factors that could significantly affect internal controls, including, because we have not identified any significant deficiencies or material weaknesses in our internal controls, any corrective actions with regard to significant deficiencies and material weaknesses, except as related to revenue recognition. Subsequent to this evaluation and as set forth in this Amended 20-F, we restated our financial statements for fiscal years 2000 through 2003 to reflect revised revenue recognition treatment for certain software license transactions entered into during this period. As a result, we are strengthening our internal controls relating to revenue recognition to assure compliance with applicable revenue recognition accounting guidance by (i) documenting our normal payment terms with customers, (ii) monitoring compliance of our payment terms with our revenue recognition policy, and (iii) examining our revenue recognition policy on a regular basis.

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

Item 16D.	Exemption From The Listing Standards For Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See the Index to Consolidated Financial Statements and related Financial Statements accompanying this report-beginning page F-1.

Item 19.	Exhibits

Exhibit Index		Description of Document

1	1)	Memorandum of Association of Registrant (English translation) dated March 8, 1988	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	Amended Articles of Association of ViryaNet	Filed as Exhibit 1(2) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

4(a)	1)	The 2000 Amendment and Restatement to the Investors Rights Agreement among ViryaNet and the Investors dated April 5, 2000	Filed as Exhibit 10.5 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	The Registration Rights Agreement, among ViryaNet and the previous shareholders of iMedeon, Inc. dated February 25, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	3)	The Agreement and Plan of Merger among ViryaNet, iMedeon, Inc. and the stockholders of iMedeon, Inc, dated February 25, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	4)	Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase Ordinary Shares.	Filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	5)	Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase Ordinary Shares.	Filed as Exhibit 10.11 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	6)	Form of warrant issued by ViryaNet to customers prior to July 1, 2000 to purchase Ordinary Shares.	Filed as Exhibit 10.12 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	7)	Form of warrant issued by ViryaNet to customers after July 1, 2000 to purchase Ordinary Shares.	Filed as Exhibit 10.17 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference

	8)	Warrant issued by ViryaNet to Bank Hapoalim Ltd. to purchase Ordinary Shares dated effective February 13, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	9)	Warrant issued by ViryaNet to GE Capital Equity Investments, Inc. to purchase Ordinary Shares dated effective February 21, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

Exhibit Index		Description of Document

	10)	Letter of Credit issued by Bank Hapoalim B.M. to ViryaNet dated February 10, 2002.	Filed as Exhibit 4(a) of the Company’s 20- F for the year ending December 31, 2001 and incorporated herein by reference.

	11)	Letter from Bank Hapoalim B.M. to ViryaNet dated July 14, 2003.	Translation. Filed as exhibit 11 of the Company’s 20-F for the year ending December 31, 2002 and incorporated herein by reference.

	12)	Share Purchase Agreement dated July 28, 2003, by and among the company and Telvent GIT, S.A., and exhibits thereof

	13)	Share Purchase Agreement dated October 30, 2003, among ViryaNet and the investors identified in such agreement, and exhibits thereof

	14)	Agreements dated November 6, 2003, among ViryaNet and the investors identified in such agreements

4(b)	1)	Lease for approximately 16,950 square feet of office space in Jerusalem, Israel.	Filed as Exhibit 10.14 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	A new Lease agreement reducing the current Company premises leased in Jerusalem, Israel, to an area of approximately 7,600 square feet of office space, dated February 25, 2002 (as summarized and translated into English).	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	3)	Lease for approximately 13,807 square feet in Southborough, Massachusetts.	Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	4)	Lease for approximately 20,000 square feet located in Alpharetta, Georgia.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	5)	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst and Young Global

	6)	First Amendment to the Lease Agreement by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.	Filed as Exhibit 4(b) of the Company’s 20-F for the year ending December 31, 2002.

	7)	Promissory Notes by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.	Filed as Exhibit 4(b) of the Company’s 20-F for the year ending December 31, 2002.

4(c)	1)	The Company’s 1996 Stock Option and Incentive Plan.	Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	The Company’s 1997 Stock Option and Incentive Plan.	Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	3)	The Company’s 1998 Stock Option and Incentive Plan.	Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

Exhibit Index		Description of Document

	4)	The Company’s 1999 Stock Option and Incentive Plan.	Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	5)	Form of Indemnification Agreement entered into with directors and officers of the Company.	Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	6)	Tender Offer Statement under Section 13(e)(1) of the Securities Exchange Act of 1934.	Filed on Form SC TO-I, No. 005-60313 and incorporated herein by reference.

99.1	1)	Certification of Winfried A. Burke and Albert A. Gabrielli pursuant to 18 U.S.C. Section 1350

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

VIRYANET LTD.

We have audited the accompanying consolidated balance sheets of ViryaNet Ltd. (“the Company”) and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

As described in Note 1f to the consolidated financial statements, the accompanying financial statements for all periods have been restated to correct amounts previously reported in connection with revenue transactions entered during 2000 through 2003.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 17, 2004, except for Note 1f, as to which the date is March 16, 2005	A Member of Ernst & Young Global

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2002	2003
	(as restated)	(as restated)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,211	$5,087
Restricted cash (Note 3)	30	—
Trade receivables (net of allowance for doubtful accounts of $78 and $52 for 2002 and 2003, respectively)	948	1,792
Unbilled receivables	846	255
Other accounts receivable and prepaid expenses (Note 4)	740	986

Total current assets	5,775	8,120

SEVERANCE PAY FUND	554	638

PROPERTY AND EQUIPMENT, NET (Note 5)	1,529	630

INTANGIBLE ASSETS:
Technology, net (Notes 1d, 6)	130	70
Goodwill (Notes 1d)	2,772	2,772

	2,902	2,842

Total assets	$10,760	$12,230

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2002	2003
	(as restated)	(as restated)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 7)	$2,623	$908
Current maturities of long-term bank loan (Note 9)	—	1,036
Trade payables	844	905
Deferred revenues	1,440	1,304
Other accounts payable and accrued expenses (Note 8)	3,139	2,907

Total current liabilities	8,046	7,060

LONG-TERM LIABILITIES:
Long-term bank loan (Note 9)	2,400	1,307
Accrued severance pay	965	1,077

Total long-term liabilities	3,365	2,384

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital (Note 11):
Ordinary shares of NIS 1.0 par value - Authorized: 4,200,000 and 6,500,000 shares at December 31, 2002 and 2003, respectively; Issued and outstanding: 2,681,733 and 4,490,872 shares at December 31, 2002 and 2003, respectively	721	1,108
Additional paid-in capital	100,934	105,725
Deferred stock compensation	—	(102)
Accumulated other comprehensive loss	(368)	(353)
Accumulated deficit	(101,938)	(103,592)

Total shareholders’ equity (deficiency)	(651)	2,786

Total liabilities and shareholders’ equity (deficiency)	$10,760	$12,230

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2001	2002	2003
	(as restated)	(as restated)	(as restated)
Revenues (Note 13a):
Software licenses	$7,800	$6,611	$4,102
Maintenance and services	7,498	5,190	7,857

Total revenues	15,298	11,801	11,959

Cost of revenues:
Software licenses	2,420	361	482
Maintenance and services	6,458	4,380	4,996

Total cost of revenues	8,878	4,741	5,478

Gross profit	6,420	7,060	6,481

Operating expenses:
Research and development	6,602	3,813	2,194
Less - royalty bearing grants	—	461	96

Research and development, net	6,602	3,352	2,098
Selling and marketing	14,150	6,598	4,109
General and administrative	3,931	2,314	1,907
Provision for doubtful accounts and write-off of bad debts (Note 2n)	665	(53)	40
In-process research and development write-off	—	480	—
Amortization of deferred stock compensation (1)	(64)	36	20

Total operating expenses	25,284	12,727	8,174

Operating loss	(18,864)	(5,667)	(1,693)
Financial income (expenses), net (Note 14)	190	(189)	(311)
Other income	—	—	350

Net loss	$(18,674)	$(5,856)	$(1,654)

Basic and diluted net loss per share	$(8.6)	$(2.26)	$(0.55)

Weighted average number of shares used in computing basic and diluted net loss per Ordinary share	2,171,113	2,587,948	3,048,319

(1) Stock based compensation relates to the following:
Cost of revenues	$32	$—	$—
Selling and marketing	12	32	—
General and administrative	(108)	4	20

Total	$(64)	$36	$20

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY) (AS RESTATED)

U.S. dollars in thousands (except share data)

			Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total Shareholders’ Equity (deficiency)
	Ordinary shares
	Number	Amount
Balance as of January 1, 2001	2,166,468	$610	$98,328	$(604)	$(288)	$(77,408)		$20,638
Exercise of stock options	5,210	1	55	—	—	—		56
Stock based Compensation related to warrants to a bank	—	—	87	—	—	—		87
Stock based Compensation related to warrants to a consultant	—	—	13	—	—	—		13
Stock based Compensation related to warrants to a customer	—	—	104	—	—	—		104
Forfeiture of stock options to employees	—	—	(625)	625	—	—		—
Reversal of amortization of deferred stock compensation	—	—	—	(64)	—	—		(64)
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	(148)	—	$(148)	(148)
Net loss	—	—	—	—		(18,674)	(18,674)	(18,674)

Total comprehensive loss							$(18,822)

Balance as of December 31, 2001	2,171,678	611	97,962	(43)	(436)	(96,082)		2,012
Issuance of shares in connection with the acquisition of iMedeon, Inc.	510,055	110	2,843	—	—	—		2,953
Amortization of deferred stock compensation	—	—	—	36	—	—		36
Stock based Compensation related to warrants to a related party	—	—	136	—	—	—		136
Forfeiture of stock options to employees	—	—	(7)	7	—	—		—
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	68	—	$68	68
Net loss	—	—	—	—	—	(5,856)	(5,856)	(5,856)

Total comprehensive loss							$(5,788)

Balance as of December 31, 2002	2,681,733	721	100,934	—	(368)	(101,938)		(651)
Issuance of shares, net of issuance expenses	1,611,089	361	4,232	—	—	—		4,593
Exercise of stock options	112,962	26	158	—	—	—		184
Exercise of warrants to a bank by way of cashless exercise	85,088	—	—	—	—	—		—
Deferred stock compensation to employees	—	—	106	(106)	—	—		—
Amortization of deferred stock compensation	—	—	—	4	—	—		4
Compensation related to warrants granted to a bank	—	—	71	—	—	—		71
Compensation related to warrants granted to consultants	—	—	123	—	—	—		123
Compensation related to warrants granted in regard to settlement agreement with a customer	—	—	101	—	—	—		101
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	15	—	$15	15
Net loss	—	—	—	—	—	(1,654)	(1,654)	(1,654)

Total comprehensive loss							$(1,639)

Balance as of December 31, 2003	4,490,872	$1,108	$105,725	$(102)	$(353)	$(103,592)		$2,786

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2001	2002	2003
	(as restated)	(as restated)	(as restated)
Cash flows from operating activities:
Net loss	$(18,674)	$(5,856)	$(1,654)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,154	1,306	974
In-process research and development write-off	—	480	—
Accrued severance pay, net	(239)	(202)	28
Amortization (reversal of amortization) of deferred stock compensation to employees	(64)	36	4
Compensation related to warrants to a bank	87	—	14
Compensation related to warrants to a related party	—	136	—
Compensation related to warrants to a customer	104	—	—
Compensation related to warrants to consultants	13	—	16
Decrease (increase) in trade receivables and unbilled receivables	1,347	460	(134)
Decrease (increase) in other accounts receivable and prepaid expenses	1,874	366	(18)
Increase (decrease) in trade payables	(515)	(1,086)	50
Increase (decrease) in deferred revenues	(607)	91	(136)
Decrease in other accounts payable and accrued expenses	(1,540)	(2,481)	(512)
Other	39	38	2

Net cash used in operating activities	(17,021)	(6,712)	(1,366)

Cash flows from investing activities:
Purchase of property and equipment	(1,037)	(71)	(14)
Proceeds from sale of property and equipment	97	6	—
Decrease (increase) in restricted cash	(30)	—	30
Cash provided in connection with the acquisition of iMedeon (a)	—	1,804	—

Net cash provided by (used in) investing activities	(970)	1,739	16

Cash flows from financing activities:
Proceeds from short-term bank credit	5,412	—	898
Repayment of short-term bank credit	—	(534)	(2,613)
Proceeds from issuance of share capital and exercise of stock options, net	56	—	5,000
Decrease in accrued expenses related to issuance expenses	(521)	—	—

Net cash provided by (used in) financing activities	4,947	(534)	3,285

Effect of exchange rate on cash and cash equivalents	(254)	178	(59)

Increase (decrease) in cash and cash equivalents	(13,298)	(5,329)	1,876
Cash and cash equivalents at the beginning of the year	21,838	8,540	3,211

Cash and cash equivalents at the end of the year	$8,540	$3,211	$5,087

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2001	2002	2003
	(as restated)	(as restated)	(as restated)
Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Interest	$167	$204	$169

Supplemental disclosure of non-cash investing and financing activities:
Refinancing of short-term loan on a long-term basis	$—	$2,400	$—

Issuance expenses to be paid	$—	$—	$223

Compensation related to warrants to a bank	$—	$—	$71

Compensation related to options and warrants to consultants and a settlement agreement with a customer	$—	$—	$224

(a)	Acquisition of iMedeon, Inc.

In February 2002, the Company and its subsidiaries acquired assets and assumed liabilities of iMedeon, Inc. The estimated net fair value of the assets acquired and liabilities assumed as of the date of acquisition was as follows:

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

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

The following represents the unaudited pro-forma results of operations for the years ended December 31, 2001 and 2002 assuming that the iMedeon acquisition had been consummated as of January 1, 2001 and 2002, respectively:

	Year ended December 31,
	2001	2002
	(as restated)	(as restated)
Revenues	$16,209	$12,043

Net loss	$26,046	$7,614

Basic and diluted net loss per share	$12.00	$2.94

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

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

Year ended December 31, 2002
Employee termination benefits	$332
Facilities closures	107

$439

f.	Restatement of financial statements:

The Company has restated its financial statements for fiscal years 2000 through 2003 to reflect revised revenue recognition treatment for certain software license transactions entered into during this period. The restatement resulted from a review of all software license transactions entered into during 1999 through 2003 to determine whether upfront revenue recognition was appropriate under the guidance in SOP 97-2. The factors considered by the company in the review included (i) the life cycle of our software which was released in 1998, (ii) the limited number of licensing arrangements underlying our software, especially in the earlier years, (iii) the nature of the arrangements, and (iv) the diverse payment terms agreed to with our customers.

Based upon this review, the company concluded that, in hindsight, the company should have recognized revenues in 2000 through 2002 on licensing transactions as payments were due, provided collectibility of the amount was deemed probable, or as payments were collected, instead of upon the delivery of our software.

For 2003, the company believes that it attained a sufficient history of successfully collecting on licensing transactions with payments terms of three months or less without making a concession. As a result, the company concluded that it was appropriate to recognize revenues on such arrangements upfront on the date of the delivery, provided collectibility was deemed probable at the date of the transaction.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

For 2003, revenue is increased by approximately $ 259, from $ 11,700 to $ 11,959. Other income is increased by $ 350, related to funds received by the company in a credit insurance settlement. As a result, the net loss in 2003 is decreased by $ 609, from $ 2,263 to $ 1,654.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

For 2002, revenue is increased by approximately $ 3,122, from $ 8,679 to $ 11,801. The net loss in 2002 is reduced by $ 5,494, from $ 11,350 to $ 5,856. The decrease in the net loss includes a reversal of provisions for doubtful accounts of approximately $ 2,372.

For 2001, revenue is reduced by approximately $ 4,704, from $ 20,002 to $ 15,298. The impact on earnings is offset by a reduction of $ 600 in the provision for doubtful accounts. As a result, the net loss in 2001 is increased by $ 4,104, from $ 14,570 to $ 18,674.

The restatement will not change the total cash flows from operating activities for the years ended December 31, 2001, 2002 and 2003. The restatement will affect the Company’s balance sheets for these periods as follows:

•	In 2003, trade receivables are reduced by approximately $ 544, from $ 2,336 to $ 1,792, and shareholders’ equity is reduced by approximately $ 544, from $ 3,330 to $ 2,786.

•	In 2002, trade receivables are reduced by approximately $ 803, from $ 1,751 to $ 948, other accounts receivable and prepaid expenses are reduced by approximately $ 350, from $ 1,090 to $ 740, and shareholders’ deficiency is reduced by approximately $ 1,153, from $ 502 to $ (651).

The impact of the restatements for the year 2000 resulted in an increase to the accumulated deficit as of January 1, 2001 from $ 74,865 to $ 77,408.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The affects of the restatement on the financial statements are summarized below:

Consolidated statement of operations data:

	Year ended December 31, 2003
	As previously reported	Adjustment	As restated
Software license revenues	3,843	259	4,102
Total revenues	11,700	259	11,959
Gross profit	6,222	259	6,481
Provision for doubtful accounts and write-off bad debts	(40)	—	(40)
Operating loss	(1,952)	259	(1,693)
Other income	—	350	350
Net loss	(2,263)	609	(1,654)

Basic and diluted net loss per share	(0.74)	0.19	(0.55)

Consolidated statement of cash flows data:

	Year ended December 31, 2003
	As previously reported	Adjustment	As restated
Cash flow from operating activities:

Net loss	(2,263)	609	(1,654)
Decrease (increase) in trade receivables	125	(259)	(134)
Decrease (increase) in other accounts receivable and prepaid expenses	332	(350)	(18)

Consolidated balance sheet data:

	December 31, 2003
	As previously reported	Adjustment	As restated
Trade receivables	2,336	(544)	1,792
Total current assets	8,664	(544)	8,120
Total assets	12,774	(544)	12,230
Accumulated deficit	(103,048)	(544)	(103,592)
Total shareholders’ equity	3,330	(544)	2,786

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Consolidated statement of operations data:

	Year ended December 31, 2002
	As previously reported	Adjustment	As restated
Software license revenues	3,489	3,122	6,611
Total revenues	8,679	3,122	11,801
Gross profit	3,938	3,122	7,060
Provision for doubtful accounts and write-off bad debts	(2,319)	2,372	53
Operating loss	(11,161)	5,494	(5,667)
Other income	—	—	—
Net loss	(11,350)	5,494	(5,856)

Basic and diluted net loss per share	(4.38)	2.12	(2.26)

Consolidated statement of cash flows data:

	Year ended December 31, 2002
	As previously reported	Adjustment	As restated
Cash flow from operating activities:
Net loss	(11,350)	5,494	(5,856)
Decrease (increase) in trade receivables	5,404	(4,944)	460
Decrease (increase) other accounts receivable and prepaid expenses	916	(550)	366

Consolidated balance sheet data:

	December 31, 2002
Trade receivables	1,751	(803)	948
Other accounts receivable and prepaid expenses	1,090	(350)	740
Total current assets	6,928	(1,153)	5,775
Total assets	11,913	(1,153)	10,760
Accumulated deficit	(100,785)	(1,153)	(101,938)

Total shareholders’ deficiency	502	(1,153)	(651)

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Consolidated statement of operations data:

	Year ended December 31, 2001
	As previously reported	Adjustment	As restated
Software license revenues	12,504	(4,704)	7,800
Total revenues	20,002	(4,704)	15,298
Gross Profit	11,124	(4,704)	6,420
Provision for doubtful accounts and write-off bad debts	(1,265)	600	(665)
Operating loss	(14,760)	(4,104)	(18,864)
Other income	—	—	—
Net loss	(14,570)	(4,104)	(18,674)

Basic and diluted net loss per share	(6.71)	(1.89)	(8.60)

Consolidated statement of cash flows data:

	Year ended December 31, 2001
	As previously reported	Adjustment	As restated
Cash flows from operating activities:

Net loss	(14,570)	(4,104)	(18,674)
Decrease in other accounts receivable and prepaid expenses	974	900	1,874
Decrease (increase) in trade receivables	(1,857)	3,204	1,347

Consolidated statements of changes in shareholders’ deficiency:

	December 31, 2001
	As previously reported	Adjustment	As restated
Accumulated deficit	(90,335)	(5,747)	(96,082)
Total shareholders’ equity	7,759	(5,747)	2,012

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

d.	Cash equivalents:

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash, with original maturities of three months or less.

e.	Restricted cash:

Restricted cash represents amounts deposited in the bank as security for a litigation pending against the Company by a former employee that was settled during the year 2003. (see also Note 3.)

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers, peripheral equipment and software	33
Office furniture and equipment	6 - 25
Leasehold improvements	Over the term of the related lease periods

g.	Technology:

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

h.	Impairment of long-lived assets:

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Income taxes:

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

Generally, revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. The Company does not grant a right of return to its customers.

The Company recognized revenues during 2001 through 2002 on licensing transactions as payments were due, provided collectibility of the amount was deemed probable, or as payments were collected.

For 2003, the Company believes that it has attained a sufficient history of successfully collecting on licensing transactions with payments terms of three months or less without making a concession. As a result, the Company recognized revenues on such arrangements upfront on the date of the delivery, provided collectibility was deemed probable at the date of the transaction.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement, which is, in most cases, one year. Revenue from rendering services such as consulting, implementation, customization and training are recognized as work is performed. The VSOE of fair value of the undelivered elements is determined based on the price charged for the undelivered element when sold separately.Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. Services that are considered essential consist primarily of significant production, customization, or modification When such services are provided, revenue under the arrangement is recognized using contract accounting. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed.

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

The following table describes the allocation of deferred revenue for the periods ended on December 31:

	2002	2003
Maintenance and Support	$1,440	$1,277
Professional Services	—	27

Total deferred revenue	$1,440	$1,304

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Research and development costs:

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The fair value for options granted in 2001, 2002 and 2003 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2001	2002	2003
Dividend yield	0%	0%	0%
Expected volatility	0.68	0.5	1.65
Risk-free interest	3%	3%	2%
Expected life of up to	4 years	4 years	1.5 years

Pro-forma information under SFAS No. 123 is as follows:

	Year ended December 31,
	2001	2002	2003
	(as restated)	(as restated)	(as restated)
Net loss as reported	$(18,674)	$(5,856)	$(1,654)
Add - stock based compensation - intrinsic value	(64)	36	20
Deduct - stock-based compensation - fair value	(4,174)	(179)	(303)

Pro forma:
Net loss	$(22,912)	$(5,999)	$(1,937)

Loss per share:
Loss as reported	$(8.6)	$(2.26)	$(0.55)

Pro forma basic and diluted loss	$(10.55)	$(2.32)	$(0.64)

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Net loss per share:

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2002	2003
	(as restated)
Prepaid expenses	$514	$541
Employees	132	52
Government authorities	83	93
Due from insurance company	—	202
Other	11	98

	$740	$986

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

a.	Composition:

	December 31,
	2002	2003
Cost:
Computers, peripheral equipment and software	$5,809	$5,342
Office furniture and equipment	999	929
Leasehold improvements	537	535

	7,345	6,806
Accumulated depreciation	5,816	6,176

Depreciated cost	$1,529	$630

Depreciation expenses for the years ended December 31, 2001, 2002 and 2003 were approximately $1,154, $1,256 and $914, respectively.

b.	As for charges, see Note 10c.

c.	Property and equipment as of December 31, 2002 include $555 of cost and $554 of accumulated depreciation with respect to ViryaNet U.K.’s offices. In 2003 these amounts were written-off from the Company’s books as a result of the closing of the ViryaNet U.K. facilities (also see Note 1e).

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INTANGIBLE ASSETS

	December 31,
	2002	2003
Original amounts:
Current Technology	$180	$180
Accumulated amortization	(50)	(110)

Amortized cost	$130	$70

See also Note 1d.

NOTE 7:-	SHORT-TERM BANK CREDIT

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	LONG-TERM BANK LOAN (Cont.)

b.	The aggregate annual maturities of the long-term loan are as follows:

December 31, 2003
2004	$1,036
2005	1,040
2006	267

$2,343

An amount of $57, which relates to the discount, was deducted from the principal amount of the loan.

c.	As for charges, see Note 10c(1).

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments:

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Future minimum rental payments under non-cancelable operating leases are as follows:

2004	$634
2005	195

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

c.	Charges and guarantees:

(1)	The Company has a floating charge on all of its assets in favor of a bank.

(2)	The Company obtained bank guarantees in the amount of $90, in order to secure an office lease agreement.

(3)	The Company obtained a bank guarantee in the amount of $150 in connection with a settlement agreement with a client.

NOTE 11:-	SHAREHOLDERS’ EQUITY (DEFICIENCY)

a.	1. The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, the right to receive dividends, if declared, and the right to receive any remaining assets of the Company upon liquidation, if any, after full payment is made to any creditors.

2.	In April 2002, the board of directors approved a 10 to 1 reverse split of the Company’s Ordinary shares. The reverse split became effective on May 1, 2002. Upon effecting the reverse split, 10 Ordinary shares of NIS 0.1 par value each were converted to one Ordinary share of NIS 1.0 par value.

All share and per share amounts have been adjusted retroactively to reflect this split.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

3.	In February and April 2002, the Company issued a total of 510,055 Ordinary shares related to the acquisition of iMedeon [see also Note 1(d)].

4.	In April 2002 and November 2003, the Company’s shareholders approved in the annual general meeting an increase in the Company’s authorized share capital by 700,000 and 2,300,000 Ordinary shares, respectively.

5.	In August 2003, the Company issued to a private investor 539,258 Ordinary shares at a price per share of $1.854 for the consideration of $1,000 (issuance expenses amounted to $83).

6.	a)	In November 2003, the Company issued to financial institutions and a group of private investors 517,322 Ordinary shares at a price per share of $3.406 for the consideration of $1,762.

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

Aggregate issuance expenses in both rounds described in sub-section 6 above, amounted to $324.

c)	In connection with the November and December 2003 investment agreements, the Company paid its investment consultant a commission of $123 (recorded as issuance expenses) and granted to the consultant warrants to purchase:

(1)	5,872 Ordinary shares of the Company at an exercise price of $3.046 per share (at the same terms of the November warrants).

(2)	10,301 Ordinary shares of the Company at an exercise price of $6.61 per share (at the same terms of the December warrants).

b.	Stock options:

1.	Under the Company’s 1996, 1997, 1998 and 1999 Stock Option Plans (“the Plans”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

5.	A summary of the Company’s stock option activity (except options to consultants and an extension of the directors options exercise period, as described in 3. above) under the Plans is as follows:

	Year ended December 31,
	2001		2002		2003
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options		Weighted average exercise price
Outstanding - beginning of the year	548,810	$48.08	547,130	$26.06	520,554		$7.85
Granted	282,750	$7.46	520,798	$2.87	336,750		$1.59
Exercised	(5,210)	$12.83	—	$—	(89,962)		$1.64
Forfeited/canceled	(279,220)	$50.75	(547,374)	$21.31	(101,908	)_	$8.96

Outstanding - end of the year	547,130	$26.06	520,554	$7.85	665,434		$5.35

Options exercisable	251,464	$29.10	423,029	$5.82	327,082		$6.56

The options outstanding as of December 31, 2003, have been separated into ranges of exercise price, as follows:

Range of exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise price of options exercisable
$1.59 - 1.64	522,255	6.29	$1.61	202,948	$1.63
$ 4.10-6.11	117,429	4.98	$5.41	98,433	$5.50
$ 8.60 - 9.60	5,200	4.41	$8.64	5,152	$8.63
$ 23.00 - 32.00	9,600	3.20	$26.86	9,600	$26.86
$57.50	2,750	2.72	$57.50	2,750	$57.50
80.00 - 110.00	8,200	3.51	$99.02	8,200	$99.02

$ 1.59 - 110.00	665,434		$4.23	327,082	$6.51

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

The weighted average fair values of options granted for the years ended December 31, 2001, 2002 and 2003, were:

	For exercise price on the grant date that:
	Equals market price			Exceeds market price			Is less than market price
	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2001	2002	2003	2001	2002	2003	2001	2002	2003
Weighted average exercise prices	$8.33	$2.83	$1.59	$25.70	$—	$—	$—	$—	$1.59

Weighted average fair values on grant date	$0.33	$1.02	$1.01	$1.87	$—	$—	$—	$—	$4.36

6.	Options issued to consultants:

a)	The Company’s outstanding options to consultants as of December 31, 2003, are as follows:

Issuance date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through
December 1996	8,000	$10.00	8,000	(*)
September 1998	4,000	$37.50	4,000	January 2006
November 1998	1,000	$37.50	1,000	December 2006
November 1999	1,200	$57.50	1,200	November 2006
March 2000	200	$120.00	200	March 2007
December 2000	100	$25.70	100	December 2007
January 2002	5,000	$4.10	5,000	January 2009
September 2002	19,060	$1.64	19,060	September 2009
August 2003	30,250	$1.59	30,250	August 2010

Total	68,810		68,810

(*)	The options are exercisable through December 2002. If not exercised, they are automatically renewed for one additional year, each time, for up to four years, through December 2006. The exercise price will be increased by 6% compounded each year.

b)	The Company had accounted for its options to consultants under the fair value method of SFAS No. 123. EITF 96-18 and EITF 00-18. The fair value for these options was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2002 and 2003: risk-free interest rates of 3%, 3% and 2%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary shares of 0.68, 0.5 and 1.65, respectively, and a weighted-average expected life of the options of approximately 2 years for each year.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

c.	Warrants:

1.	Warrants issued to financial institutions:

a)	In connection with an additional credit line received in April 2001, which was extended in February 2002, the Company issued to a subsidiary of Bank Hapoalim, a warrant to purchase an additional 60,000 Ordinary shares of the Company for an aggregate exercise price of $5.00 per share. This warrant was later amended and repriced as explained below in note 1(b).

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

This transaction was accounted for according to FAS 123 and EITF 96-18.

3.	Warrants to others:

a)	In February 2002, the Company granted to a related party, at that time, with respect to marketing activities, a warrant to purchase 67,223 Ordinary shares of the Company, at an exercise price of $5.15 per share. The Company accounted for its warrant under the fair value method of SFAS 123 and according to EITF 96-18. At the grant date, the fair value of the warrant was determined using the Black-Scholes option pricing model, assuming a risk-free rate of 3%, a volatility of 0.5, dividend yield of 0% and an expected life of 3 years. In relation to the warrants, the Company recorded $136 as sales and marketing expenses.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

b)	In May 2003, the Company reached an agreement with a provider of marketing service, in which the provider received a warrant to purchase 119,336 Ordinary shares of the Company at an exercise price of $0.58 per share. The warrant may be exercised in whole or in part no later than May 2006.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

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

The Company has accumulated losses for tax purposes as of December 31, 2003, in the amount of approximately $ 21,000, which may be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2003, ViryaNet UK had accumulated losses for income tax purposes of approximately $ 16,220, which can be carried forward and offset against taxable income in the future for an indefinite period.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2002	2003
	(as restated)	(as restated)
Deferred tax assets:
US net operating loss carryforward	$14,886	$20,567
UK net operating loss carryforward	4,448	5,677
Japan net operating loss carryforward	676	819
Other reserve and allowances	1,298	1,609

Total deferred tax assets before valuation allowance	21,308	28,671
Valuation allowance	(21,308)	(28,671)

Net deferred tax asset	$—	$—

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

f.	Loss before taxes is comprised as follows:

	Year ended December 31,
	2001	2002	2003
	(as restated)	(as restated)	(as restated)
Domestic	$2,150	$2,741	$216
Foreign	16,524	3,115	1,438

	$18,674	$5,856	$1,654

NOTE 13:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographical areas:

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

The following presents total revenues for the years ended December 31, 2001, 2002 and 2003 and long-lived assets as of December 31, 2001, 2002 and 2003:

	Year ended December 31, 2001		Year ended December 31, 2002		Year ended December 31, 2003
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
	(as restated)		(as restated)		(as restated)
United States	$11,992	$2,003	$6,691	$1,194	$8,367	$489
Europe and Middle East	2,441	630	3,373	314	1,509	126
Far East	865	30	1,738	21	2,083	15

	$15,298	$2,663	$11,801	$1,529	$11,959	$630

b.	Major customers data as a percentage of total revenues:

	Year ended December 31,
	2001		2002		2003
	(as restated)		(as restated)		(as restated)
	%
Customer A	—		*	)	16
Customer B	—		—		13
Customer C	*	)	12		12
Customer D	16		*	)	*	)

*)	Represents less than 10% of total revenues.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SELECTED STATEMENTS OF OPERATIONS DATA

Financial income (expenses), net:

	Year ended December 31,
	2001	2002	2003
Financial expenses:

Interest	$(161)	$(229)	$(146)
Other expenses	(74)	(85)	(69)
Foreign currency translation adjustments	(6)	(32)	(118)
Stock-based compensation related to options to Bank Hapoalim	(87)	—	(14)

	(328)	(346)	(347)

Financial income:

Interest	394	59	22
Foreign currency translation adjustments	124	98	14

	518	157	36

	$190	(189)	(311)

NOTE 15:-	RELATED PARTY TRANSACTIONS

a.	In June 1999, the board of directors issued to its chairman 17,390 Series C-2 Preferred Shares, inconsideration of $100, which the Company loaned to him. The loan was approved by the shareholders in June 2000 and bears an annual interest at the rate of 6.5%. Repayment of the loan is due when the chairman sells or otherwise disposes of the shares, subject to the loan. In addition, the Company, at its sole discretion, may call for immediate repayment of the loan and the interest thereon in the event that (i) the chairman becomes bankrupt or files a motion for bankruptcy, or (ii) the chairman ceases to remain in the employment of the Company for any reason.

b.	On May 28, 2001, the Company entered into a loan agreement with its Chief Executive Officer for a principal sum of $52. Under the loan agreement as amended, repayment of such loan amount by the officer (together with an interest equal to the applicable Federal Rate as published by the IRS on the date of the loan agreement) shall be made upon the earlier to occur of: (i) May 28, 2005 (ii) termination of the officer’s employment with the Company, or (iii) such time as the officer elects to repay the loan. In addition, under the loan agreement the officer shall not be required to repay any outstanding loan amount in the event that his employment with the Company is terminated by the Company without cause.

c.	On July 21, 2003, the board of directors and audit committee approved an agreement with a director of the Company, to provide project management services to the Company in connection with its engagements with customers and prospects. The compensation provided under the terms of this agreement is based on the average compensation provided to employees providing similar services to the Company.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	RELATED PARTY TRANSACTIONS

d.	Insurances policies with Clal Credit Insurance and Clal Insurance

During the period 2001 through 2003, the company purchased several insurance policies with Clal Credit Insurance and Clal Insurance, both of which are affiliated with The Clal Group, which is a significant shareholder of the company. All of these insurance policies were contracted on an arms-length basis and include the following items:

2001 - Errors and omissions insurance, fire and general liability insurance, automobile insurance, credit insurance, employer’s liability insurance, for payments that total approximately $80,000.

2002 - Errors and omissions insurance, fire and general liability insurance, employer’s liability insurance, credit insurance, keyman insurance and travel insurance, for payments that total approximately $100,000.

2003 - Errors and omissions insurance, fire and general liability insurance, employer’s liability insurance, and keyman insurance, for payments that total approximately $70,000.

e.	Insurance Settlement with Clal Credit Insurance

On March 18, 2003, the company entered into a settlement agreement with Clal Credit Insurance, an entity affiliated with The Clal Group. Under the settlement agreement, Clal Credit Insurance paid the company an amount of $350,000 as a final settlement of its liability to the company under the insurance provided by it to the receivables under a license transaction that the company had with Viasource Communications. This amount has been classified as other income in the accompanying statements of operations.