Form 20-F/A
period 2003-12-31
VIRYANET LTD
filed 2005-07-13
CIK 1119744

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

Restatement

On April 15, 2004, we filed a registration statement on Form F-3 with the SEC for the purpose of registering Ordinary Shares we had previously issued. On May 14, 2004, we received an initial comment letter from the staff of the SEC (“Staff”) that requested further information about the Form F-3 and our annual report on Form 20-F for the year ended December 31, 2003, filed on April 9, 2004. We provided our response to these comments on June 3, 2004. Subsequently, we and the Staff continued to correspond. Among its other comments, the Staff inquired about our revenue recognition for software license transactions with extended payment term arrangements. The Staff queried whether we had established normal payment terms with our customers and had a sufficient history of successful collections in past extended payment term arrangements with similar payment terms. At our request, on February 10, 2005, we held a phone conference with the Staff and representatives of Ernst & Young, our independent auditors, with the intent of clarifying our response to these concerns.

During the phone conference and in response to the Staff’s concerns, it became evident to us that in order to recognize revenue in license transactions according to SOP 97-2 for extended payment term arrangements, we needed to demonstrate that we had established normal payment terms with our customers and a sufficient history of successful collections in past extended payment term arrangements with similar payment terms. It also became evident to us that our interpretation of SOP 97-2, which did not require a sufficient history of successful collections in prior arrangements in determining revenue recognition for software license transactions with payment terms of less than twelve months, did not coincide with the Staff’s position. Our position took into consideration other factors such as the length of the product lifecycle, the low risk of technical obsolescence within the payment period, the importance of the software to the customer, and the low frequency of major software upgrades.

Subsequent to that phone conference, we conducted a review of all software license transactions we had entered into during 1999 through 2003 to determine whether we could demonstrate that we had a sufficient history of successful collections in similar extended payment term arrangements in order to support revenue recognition for 2000 through 2003. The factors we considered in this review included (i) the life cycle of its software which was released in 1998, (ii) the limited number of licensing arrangements underlying the software, especially in the earlier years, (iii) the nature of the arrangements, and (iv) the diverse payment terms agreed to with the customers.

As a result of this review process, we determined that for 2000 through 2002, we did not have normal payment terms as the payment terms for all arrangements varied significantly, ranging from 30 days to eleven months and we were not able to establish a sufficient historical basis of successful collections in similar extended payment term arrangements. For 2003, we determined that we did not have any payment arrangements where revenue was recognized upon delivery of our software with payment terms greater than three months, but that a sufficient historical basis of successfully collecting on licensing transactions with payment terms of three months or less had been attained. Prior to February 10, 2005, we did not monitor historical payment arrangements for the purpose of examining their effects on our revenue recognition policy because our interpretation of SOP 97-2 did not consider a sufficient history of successful collections as a factor in determining revenue recognition for software license transactions with payment terms of less than twelve months. In addition, our payment terms with customers varied significantly and we were unable to establish normal payment terms as the basis for revenue recognition.

Accordingly, we concluded that, and with our auditors concurrence, in hindsight, for license transactions in 2000 through 2002 where revenue was recognized upon delivery of our software, we should have recognized revenues as payments were due provided collectibility was deemed probable, or as payments were collected. We restated our financial statements accordingly. For 2003, we concluded, and with our auditors concurrence, in hindsight, to restate three transactions whose payment was not collected when due but was subsequently collected during 2004.

As a result of this review and the restatement we have strengthened our internal controls relating to revenue recognition to improve compliance with applicable revenue recognition guidance by (i) documenting normal payment terms with our customers, so as to be able to identify payment terms under which upfront revenue recognition would not be appropriate, (ii) monitoring compliance of payment terms with our revenue recognition policy at the time of each transaction, and (iii) analyzing all new payment arrangements for software licenses transactions against our historical basis and examining their effect, if any, on our revenue recognition policy on a quarterly basis.

There were no material costs associated with these actions taken by us, as set forth above.

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

(a) Disclosure Controls and Procedures. We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2003. After giving consideration to the circumstances surrounding the restatement of our consolidated financial statements for the years ended December 31, 2000, 2001, 2002 and 2003 reported in our Report on Form 20-F/A dated March 25, 2005, management has reevaluated our disclosure controls and procedures. Solely as a result of the material weakness of internal control over financial reporting described below, we have concluded that our disclosure controls and procedures were not effective as of December 31, 2003.

The restatement caused us to determine that a material weakness of internal control over financial reporting existed as of December 31, 2003. Specifically, there were ineffective controls to identify errors in the application of complex accounting standards to our software licensing transactions. Subsequent to December 31, 2003, we completed a comprehensive review of our software licensing transactions entered into between 1999 and 2003. As a result of this review and related remediation efforts, which we also describe below, in our best judgment, we have also eliminated the aforementioned material weakness.

The specific circumstances which led to the restatement and our reevaluation of our disclosure controls and procedures were as follows: On April 15, 2004, we filed a registration statement on Form F-3 with the SEC for the purpose of registering Ordinary Shares we had previously issued. On May 14, 2004, we received an initial comment letter from Staff that requested further information about the Form F-3 and our annual report on Form 20-F for the year ended December 31, 2003, filed on April 9, 2004. We provided our response to these comments on June 3, 2004. Subsequently, we and the Staff continued to correspond. Among its other comments, the Staff inquired about our revenue recognition for software license transactions with extended payment term arrangements. The Staff queried whether we had established normal payment terms with our customers and had a sufficient history of successful collections in past extended payment term arrangements with similar payment terms. At our request, on February 10, 2005, we held a phone conference with the Staff and representatives of Ernst & Young, our independent auditors, with the intent of clarifying our response to these concerns.

During the phone conference and in response to the Staff’s concerns, it became evident to us that in order to recognize revenue in license transactions according to SOP 97-2 for extended payment term arrangements, we needed to demonstrate that we had established normal payment terms with our customers and a sufficient history of successful collections in past extended payment term arrangements with similar payment terms. It also became evident to us that our interpretation of SOP 97-2, which did not require a sufficient history of successful collections in prior arrangements in determining revenue recognition for software license transactions with payment terms of less than twelve months, did not coincide with the Staff’s position. Our position took into consideration other factors such as the length of the product lifecycle, the low risk of technical obsolescence within the payment period, the importance of the software to the customer, and the low frequency of major software upgrades.

Subsequent to that phone conference, we conducted a review of all software license transactions we had entered into during 1999 through 2003 to determine whether we could demonstrate that we had a sufficient history of successful collections in similar extended payment term arrangements in order to support revenue recognition for 2000 through 2003. The factors we considered in this review included (i) the life cycle of its software which was released in 1998, (ii) the limited number of licensing arrangements underlying the software, especially in the earlier years, (iii) the nature of the arrangements, and (iv) the diverse payment terms agreed to with the customers.

As a result of this review process, we determined that for 2000 through 2002, we did not have normal payment terms as the payment terms for all arrangements varied significantly, ranging from 30 days to eleven months and we were not able to establish a sufficient historical basis of successful collections in similar extended payment term arrangements. For 2003, we determined that we did not have any payment arrangements where revenue was recognized upon delivery of our software with payment terms greater than three months, but that a sufficient historical basis of successfully collecting on licensing transactions with payment terms of three months or less had been attained. Prior to February 10, 2005, we did not monitor historical payment arrangements for the purpose of examining their effects on our revenue recognition policy because our interpretation of SOP 97-2 did not consider a sufficient history of successful collections as a factor in determining revenue recognition for software license transactions with payment terms of less than twelve months. In addition, our payment terms with customers varied significantly and we were unable to establish normal payment terms as the basis for revenue recognition.

Accordingly, we concluded that, and with our auditors concurrence, in hindsight, for license transactions in 2000 through 2002 where revenue was recognized upon delivery of our software, we should have recognized revenues as payments were due provided collectibility was deemed probable, or as payments were collected. We restated our financial statements accordingly. For 2003, we concluded, and with our auditors concurrence, in hindsight, to restate three transactions whose payment was not collected when due but was subsequently collected during 2004.

As a result of this review and the restatement, we have strengthened our internal controls relating to revenue recognition to improve compliance with applicable revenue recognition accounting guidance by (i) documenting normal payment terms with our customers, so as to be able to identify payment terms under which upfront revenue recognition would not be appropriate, (ii) monitoring compliance of payment terms with our revenue recognition policy at the time of each transaction, and (iii) analyzing all new payment arrangements for software licenses transactions against our historical basis and examining their effect, if any, on our revenue recognition policy on a quarterly basis.

(b) Not yet applicable

(c) Not yet applicable

(d) Changes in Internal Control Over Financial Reporting. There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2003, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. However, as discussed in Item 15(a) above, we strengthened our internal controls relating to revenue recognition to improve compliance with applicable revenue recognition accounting guidance as a response to the circumstances which led to the restatement of our financial statements for the years 2000 through 2003.

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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