Form 20-F
period 2004-12-31
VIRYANET LTD
filed 2005-07-15
CIK 1119744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2004

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

As of December 31, 2004, the Registrant had outstanding 5,413,892 Ordinary Shares (on a post reverse stock split basis, taking into account the 10 to 1 reverse stock split effected on May 1, 2002).

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Consolidated Financial Data

Certain financial data contained in this Form 20-F has been previously revised to reflect the restatements of our consolidated financial statements for the years ended December 31, 2000, 2001, 2002 and 2003 related to amounts previously reported as revenues, provisions for doubtful accounts, other income, trade and other receivables, and working capital (deficit). The restatements were reported on December 9, 2004 and March 17, 2005 and the impact on our financial statements was first reported in our Report on Form 20-F/A dated March 25, 2005 for the fiscal year ended on December 31, 2003, which report is available on our website using the following URL: http://www.viryanet.com/investors/sec.htm.

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

We derived the selected consolidated statements of operations data below for the years ended December 31, 2002, 2003 and 2004, and the selected consolidated balance sheet data as of December 31, 2003 and 2004, from our audited consolidated financial statements, which are included elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We derived the consolidated statements of operations data for the years ended December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 from audited consolidated financial statements that are not included in this annual report.

Summary Consolidated Financial Information

U.S. dollars in thousands (except share data)

	Year Ended December 31,
	2000	2001	2002	2003	2004
Statement of Operations Data:
Revenues:
Software licenses	$14,484	$7,800	$6,611	$4,102	$3,114
Maintenance and services	10,080	7,498	5,190	7,857	8,806

Total revenues	24,564	15,298	11,801	11,959	11,920
Cost of revenues:
Software licenses	938	2,420	361	482	288
Maintenance and services	7,857	6,458	4,380	4,996	6,741

Total cost of revenues	8,795	8,878	4,741	5,478	7,029
Gross profit	15,769	6,420	7,060	6,481	4,891

Operating expenses:
Research and development, net	7,224	6,602	3,352	2,098	2,069
Sales and marketing	16,385	14,150	6,598	4,109	4,367
General and administrative	3,848	3,931	2,314	1,907	2,149
Provision for doubtful accounts and write-off of bad debts	9	665	(53)	40	—
In-process research and development write-off	—	—	480	—	—
Amortization of deferred stock compensation (1)	1,104	(64)	36	20	98

Total operating expenses	28,570	25,284	12,727	8,174	8,683
Operating loss	(12,801)	(18,864)	(5,667)	(1,693)	(3,792)
Financial income (expenses), net	26	190	(189)	(311)	(363)
Financial expenses related to amortization of beneficial conversion feature and compensation related to warrants to investors in convertible loan (*)	(16,556)	—	—	—	—
Other income	—	—	—	350	—

Net loss	$(29,331)	$(18,674)	$(5,856)	$(1,654)	$(4,155)

Basic and diluted net loss per share	$(36.53)	$(8.60)	$(2.26)	$(0.55)	$(0.85)
Weighted average number of shares used in computing basic and diluted net loss per Ordinary Share	802,979	2,171,113	2,587,948	3,048,319	4,888,062

(1) Amortization of deferred stock compensation relates to the following:
Cost of revenues	$4	$32	$—	$—	$2
Sales and marketing	207	12	32	—	31
General and administrative	893	(108)	4	20	65

	$1,104	$(64)	$36	$20	$98

Balance Sheet Data:
Cash and cash equivalents	$21,838	$8,540	$3,211	$5,087	$2,943
Working capital (deficit)	18,583	(38)	(2,271)	1,060	(3,461)
Total assets	32,297	15,462	10,760	12,230	14,398
Long-term loan, including current maturities	—	—	2,400	2,343	1,306
Convertible note	—	—	—	—	2,500
Shareholders’ equity (deficiency)	20,638	2,012	(651)	2,786	1,678

(*)	Financial expenses related to beneficial conversion feature of convertible debentures and detachable warrants were recorded at the time of our initial public offering (“IPO”) in September 2000, due to the discounted conversion feature of the convertible debentures which converted into Ordinary Shares at that time.

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

We have incurred substantial net losses during each of the last six fiscal years and may not achieve profitability in 2005 or in future years. As of December 31, 2004, we had an accumulated deficit of approximately $107.7 million. In order to achieve profitability we will need to increase our revenues while containing or reducing our costs. However, a substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. While our revenues in 2004, 2003, and 2002 were $11.9 million, $12.0 million, and $11.8 million, respectively, we incurred a net loss of $4.2 million, $1.7 million and $5.9 million during these periods. We cannot assure you that we will be able to increase our revenues, or, that even if we are able to increase our revenues we will be able to achieve profitability or maintain profitability, if achieved, on a consistent basis.

Our quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future which may adversely impact the price of our Ordinary Shares, making it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price for our Ordinary Shares.

Our quarterly revenues, gross profits and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations in our operating results and/or cause our share price to decline:

•	changes in global economic conditions in general, and conditions in our industry and target markets in particular;

•	changes in demand or timing of orders, especially large orders, for our products and services;

•	the length and unpredictability of our sales cycle;

•	timing of product releases;

•	the dollar value and timing of contracts;

•	delays in implementation;

•	the mix of revenue generated by product licenses and professional services;

•	price and product competition;

•	increases in selling and marketing expenses, as well as other operating expenses;

•	technological changes;

•	our ability to expand our workforce with qualified personnel, as may be needed;

•	the failure to maintain compliance with The Nasdaq SmallCap Market listing standards;

•	reductions in the level of our cash balance and our ability to raise cash;

•	consolidation of our customers;

•	the geographic mix of revenue;

•	integration and assimilation of management, employees and product lines of acquired companies;

•	effectiveness of our customer support, whether provided by our resellers or directly by us; and

•	foreign currency exchange rate fluctuations.

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

We have substantially expanded our number of employees during 2004 and the first half of 2005 and may be unable to maintain our expanded staff or may incur increased losses because of it.

During 2004, we substantially increased our overall headcount from 86 at the end of 2003 to 126 at the end of 2004. Part of this increase was related to the assumption of 25 employees from the acquisition of Utility Partners. In June 2005, we added another 23 employees with the acquisition of e-Wise Solutions. Although we believe we currently have sufficient resources available to meet and support our current obligations in relation to the expansion of our staff, we may not be able to maintain this expanded headcount. If we are forced to reduce headcount, our ability to meet our growth goals and our business and operations may be negatively impacted. Furthermore, we have a history of losses and the increase in headcount during 2004 and the first half of 2005 may result in a continuation of or increase in the amount of the net loss as the additional cost of the higher headcount level may not be offset by increased revenue.

We may need to further expand our sales, marketing, research and development and professional services organizations but may lack the resources to do so, which may hinder our ability to grow and meet customer demands.

We may need to substantially expand our headcount beyond our current staff in order to increase market awareness and sales of our products. We may also need to increase our quality assurance, technical and customer support staff to support new customers and the expanding needs of existing customers. These positions require training on the use of our products and we generally expect that the training period will take a significant amount of time before these personnel can support our customers. In addition, there is significant competition for qualified personnel. Competition for qualified people may lead to increased labor and personnel costs. If we need to hire additional employees and are unable to attract, train and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

We may need additional financing and may not be able to raise additional financing on favorable terms or at all.

We had negative cash flow from operations for several years. In the past four years, we had an aggregate negative cash flow in the amount of $28.0 million. We raised gross proceeds of approximately $5.0 million from private equity financing transactions during 2003, $2.5 million in a convertible note financing in July 2004, and $1.3 million from a private equity financing transaction in February 2005. However, we expect that we will need additional financing to fund our business operations. Any additional financing that is structured as a secured debt financing may require the consent of our main creditors, Bank Hapoalim and LibertyView. We cannot assure you that additional financing will be available on terms favorable to us, or at all. In the event that the market price of our Ordinary Shares declines, we may not be able to consummate a private equity financing transaction to raise additional financing. If adequate funds are not available or are not available on acceptable terms, our ability to fund our day to day operations, expand our research and development, marketing and sales efforts, pursue potential acquisitions, take advantage of unanticipated opportunities, develop or enhance our website content, features or services, or otherwise respond to competitive pressures would be severely constrained. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders will be reduced, and any newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We will need sufficient funds to re-pay our loans from Bank Hapoalim, which may be subject to immediate repayment if we do not meet our repayment schedule or meet specified conditions.

As of June 1, 2005, we had an outstanding balance on our long-term loan arrangement with Bank Hapoalim of $0.8 million payable quarterly in equal installments of $267,000 through January 1, 2006 with interest payable quarterly at a rate of LIBOR plus 2.75%. As of June 1, 2005, we also had an outstanding balance in our short-term borrowings with Bank Hapoalim of $1.25 million with interest payable quarterly at rates ranging from LIBOR plus 2.25% in dollars and 8% in NIS. We may need funding from third parties to meet the payment obligations under these loan arrangements in a timely manner, and there is no assurance that Bank Hapoalim will grant us an extension to these payment dates in the future, if requested. In addition, these long and short-term debts are subject to the following covenants: (i) our shareholders equity, on a quarterly basis, starting on January 1, 2006, shall be at least the higher of (a) 17% of our total assets, or (b) $3.0 million, and (ii) our cash balance on January 1, 2006 and on a quarterly basis thereafter, shall not be less than $2.0 million. There can be no assurance that we will meet these covenants or that the bank will waive the compliance with any such covenants in the event that we do not meet them. If we fail to meet the quarterly payments to Bank Hapoalim or to meet these covenants, the bank may demand immediate repayment of the outstanding debts and all interest thereon and shall be entitled to exercise the remedies available to it. This would have a material adverse effect on our business.

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

On June 2, 2005, we were notified by Nasdaq that we were not in compliance with the listing standard for shareholders’ equity and were required to provide Nasdaq with a plan to achieve and sustain compliance by July 5, 2005 or our shares would be subject to delisting. We have prepared a plan to regain compliance and submitted it to Nasdaq for their review on July 5, 2005. However, if our plan to regain compliance fails to satisfy Nasdaq, Nasdaq will provide us with written notification that our Ordinary Shares will be delisted from The Nasdaq SmallCap Market. The delisting of our Ordinary Shares from The Nasdaq SmallCap Market may materially impair the ability of our shareholders to buy and sell our Ordinary Shares, even if they qualify for inclusion on the Over-the-Counter Bulletin Board (OTCBB), and could have an adverse effect on the market price and the trading market for our Ordinary Shares. In addition, the delisting of our Ordinary Shares could significantly impair our ability to raise capital should we desire to do so in the future or utilize our Ordinary Shares in consideration for acquisitions. Furthermore, if our Ordinary Shares are delisted from The Nasdaq SmallCap Market, the loan provided to us by LibertyView under the Convertible Note may be recalled by LibertyView.

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

The amount of our outstanding Ordinary Shares has increased substantially since August 4, 2003. The increase in the amount of outstanding Ordinary Shares is due primarily to the private financings that have occurred which resulted in the issuance of 1,611,089 Ordinary Shares in exchange for approximately $5.0 million during the third and fourth quarters of 2003, the acquisition of Utility Partners, Inc. which resulted in the issuance of 898,485 Ordinary Shares in July 2004, the issuance of 581,659 Ordinary Shares in exchange for approximately $1.3 million in February 2005, and the acquisition of e-Wise Solutions which resulted in the issuance of approximately 273,267 Ordinary Shares in June 2005. As of June 1, 2005, we had outstanding warrants to purchase 560,265 Ordinary Shares, and we have reserved up to 1,490,000 Ordinary Shares for issuance under our option plans, of which 178,794 options have been exercised as of June 1, 2005. In addition, our convertible note with LibertyView may be converted by LibertyView at any time into 581,449 Ordinary Shares and in the future we may re-pay the loan under the Convertible Note in Ordinary Shares based on the then current market price per Ordinary Share. The sale, or availability for sale, of substantial quantities of our Ordinary

Shares may have the effect of further depressing their market price. A large number of our Ordinary Shares that were previously subject to resale restrictions are currently eligible or shall soon be eligible for resale into the public market. We also provided registration rights to certain shareholders and in connection with certain of these rights, have filed a Registration Statement on Form F-3 with the SEC that is expected to increase in the near future the number of our Ordinary Shares eligible for resale into the public market by 2,080,057. In addition, a significant number of shares are eligible for resale in the future (i.e. those shares in the form of warrants that may be issued if the holders of these warrants decide to exercise such warrants). Issuance of these shares will dilute existing shareholders.

We may continue to issue warrants and options and the issuance of these securities could be dilutive to our shareholders. Certain warrants and options, when issued, may be valued at fair value and we may reflect the appropriate charges in our financial statements at that time.

Historically, our revenues have been concentrated in a few large orders and a small number of customers. Our business could be adversely affected if we lose a key customer.

A significant portion of our revenues each year has been derived from large orders from a small number of customers which are not necessarily the same customers each year. In 2002, three customers each accounted for approximately 9% or more of our revenues, and represented an aggregate of approximately 31% of our total revenues. In 2003, three customers each accounted for approximately 10% or more of revenues, and represented an aggregate of 41% of our total revenues. In 2004, two customers each accounted for approximately 10% or more of revenues, and represented an aggregate of 25% of our total revenues. We do not expect that these two customers accounting for 25% of our revenue during 2004 will represent a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We cannot assure you that other customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to be profitable.

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

Our business is still impacted by the effects of the slowdown in the worldwide economy .

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

The uncertainty regarding the growth rate of the worldwide economies has caused companies to reduce purchasing and capital investment. Specifically, many companies struggled with the timing of investment decisions on technology spending in light of their desire to return to positive growth and the continuation of geopolitical uncertainties which may have affected their outlook.

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

The market for mobile workforce management software solutions is still evolving. This makes it difficult to predict demand and market acceptance for our products. Changes in technologies, industry standards, customer requirements and new product introductions by existing or future competitors could render our existing products obsolete and unmarketable, or require us to develop new products. We have limited development resources to expend on product development and those resources are utilized mainly for responding to the needs of our current customers. Therefore, we may be unable to timely develop products that meet the market’s future needs. If we were to experience a significant increase in the number of customers, or were to decide to effect a significant increase in our development of new product offerings, or both, we would need to expend significant amounts of money, time and other resources. This could strain our personnel and financial resources.

If we fail to maintain or improve our margins on service revenues in the future, our results of operations could suffer.

Our margins on service revenues were 23% in 2004 compared to 36% in 2003 and 16% in 2002. In order to improve our margins on services revenues, we will need to increase the efficiency and utilization of our services personnel, continue to control our costs, and increase the volume of our services revenues. There is no assurance that we will be able to maintain or improve our services margins, or, that they will not decline further in the future.

Our ability to maintain or increase our revenues may depend on our ability to make sales through third parties.

We rely upon resellers and channel partners to generate a substantial portion of our revenues. We expect this reliance to continue due to our limited internal sales and marketing resources in existing markets and to increase due to our desire to penetrate new markets for our products outside of North America. As a result of the limited resources and capacities of many resellers and channel partners, even if we manage to maintain and expand our relationship with such resellers and channel partners, we may be unable to attain sufficient focus and resources from those resellers and channel partners so as to meet all of our customers’ needs. If anticipated orders from these resellers and channel partners fail to materialize, or if our current business agreements with resellers and channel partners are terminated, our business, operating results and financial condition will be materially adversely affected.

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

The market for mobile workforce management applications and the automation of field service delivery are highly competitive yet fragmented and stratified, although a number of our traditional competitors have been acquired by larger companies. We compete for the business of global or nationwide organizations that seek to support complex and sophisticated products across a variety of industries. We compete in the utilities and telecommunications segments of our markets against companies like SPL Group (via its acquisition of our competitor Axiom Corporation), Service Power Technologies, plc., MDSI, Inc., ClickSoftware, Ltd., Telcordia, and Intergraph Corporation. Our primary competitors in commercial and other general field service markets include enterprise application solution providers such as Astea International Inc., Metrix Inc., and FieldCentrix Inc., along with larger enterprise software companies such as Oracle Corporation, Siebel Systems, Inc. and SAP A.G.

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

We rely on software from third parties. If we cannot continue using that software, we would have to spend additional capital to redesign our existing software and may not be able to compete in our markets.

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

In the past, we have depended on and expect to continue to depend on the success of our principal product, ViryaNet Service Hub, and related applications. If our product does not achieve or maintain market acceptance or if our competitors release new products that achieve quicker or greater market acceptance, have more advanced features, offer better performance or are more price competitive, our revenues may not grow and may even decline.

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

We market and sell our products and services in the United States, Europe and the Middle East, and the Far East. We received 43% of our total revenues in 2002, 30% of our total revenue in 2003, and 21% of our total revenue in 2004 from sales to customers located outside of the United States. In addition to our operations in the United States, we have sales and support facilities and offices in Israel, Japan, Singapore and Australia. These operations require, and the expansion of our existing operations and entry into additional international markets will require, significant management attention and financial resources. In addition, since our financial results are reported in dollars, decreases in the rate of exchange of non-dollar currencies in which we make sales relative to the dollar will decrease the dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may materially adversely affect our results of operation. Historically, we have not hedged our foreign currency-denominated account receivables and expenses risks. We are also subject to a number of risks customary for international operations, including:

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

We depend on key personnel, and the loss of any key personnel could affect our ability to compete and our ability to attract additional key personnel may be impaired.

We believe our future success will depend on the continued service of our executive officers and other key sales and marketing, product development and professional services personnel. The loss of the services of Mr. Samuel HaCohen, the co-founder and Executive Chairman of our Company, and other members of our senior management team could harm our business significantly. We have employment agreements with our executive officers, including Mr. HaCohen. Although these agreements generally require notification prior to departure, relationships with these officers and key employees are at will. The loss of any of our key personnel could harm our ability to execute our business or financial strategy and compete.

Our executive officers, directors and affiliated entities will be able to influence matters requiring shareholder approval and they may disapprove actions that you voted to approve.

As of June 1, 2005, our executive officers and directors serving as of such date, and entities affiliated with them, in the aggregate, beneficially owned approximately 24.9% of our outstanding Ordinary Shares, including options and warrants to purchase Ordinary Shares which are exercisable or will become exercisable within 60 days of June 1, 2005. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

Any future acquisitions of companies or technologies may distract our management and disrupt our business.

On February 25, 2002 we completed the acquisition of all of the outstanding shares of iMedeon, Inc. (“iMedeon”), a provider of mobile workforce management solutions to the utilities sector and on July 29, 2004, we completed the acquisition of all of the outstanding shares of Utility Partners, Inc. On June 15, 2005, we completed the acquisition of substantially all of the assets of e-Wise Solutions of Melbourne, Australia. We may, in the future, acquire or make investments in other complementary businesses, technologies, services or products if appropriate opportunities arise and we may engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot make assurances that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will have sufficient resources to complete such acquisitions or investments, will be able to make the acquisitions or investments on commercially acceptable terms or will be able to complete such acquisitions or investments at all. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, customers, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses, consume cash resources, and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

Our business may become increasingly susceptible to numerous risks associated with international operations.

The amount of our operations which occurs outside the United States is growing. Our facilities are located in North America, Israel, Japan, Singapore, and Australia. This geographic dispersion is expected to continue for the next few years and requires significant management resources that may place us at a disadvantage compared to our locally based competitors. In addition, our international operations are generally subject to a number of risks, including:

•	foreign currency exchange rate fluctuations;

•	longer sales cycles;

•	multiple, conflicting and changing governmental laws and regulations;

•	greater dependency on partners;

•	time zone and cultural differences;

•	protectionist laws and business practices that favor local competition;

•	difficulties in collecting accounts receivables; and

•	political and economic instability.

We expect international revenue to increase as a percentage of total revenue and we believe we must continue to expand our international sales and professional services activities in order to be successful. Our international sales growth will be limited if we are unable to expand our international sales management and professional services organizations either through a direct presence in local markets or through channel partners. If we fail to manage our geographically dispersed organization, we may fail to meet or exceed our business plan and our revenues may decline.

We face risks relating to the restatement of our financial statements.

Following a review of our financial statements related to the filing of a Registration Statement on Form F-3 with the SEC on April 14, 2004, on two occasions we restated our financial statements which affected our results for 2000, 2001, 2002, and 2003. The restatements were reported on December 9, 2004 and March 17, 2005 and the impact on our financial statements was reported in our Report on Form 20-F/A dated March 25, 2005 for the fiscal year ended December 31, 2003. This restatements or any other restatement of our financial statements may lead to litigation claims against us. The defense of claims may cause the diversion of management’s attention and resources, and we may be required to pay damages if any such claims are not resolved in our favor. Any litigation, even if resolved in our favor may cause us to incur significant legal and other expenses.

Risks Related to the Internet and Wireless Technologies

Our business is dependent on the Internet and if customers do not continue to use the Internet, our business will suffer.

Our market is relatively new and evolving. Our future success will depend on the adoption by customers of business-to-business Internet solutions as an integral part of their business model. Demand for and market acceptance of recently introduced Internet-based services are each subject to a high level of uncertainty.

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

The wireless data and mobile application market is gaining acceptance but remains fragmented. There are few applications that have received widespread acceptance. Our future success relies on the adoption of wireless and mobile technologies in support of mobile field service applications across all targeted vertical markets.

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

We are organized under the laws of the State of Israel. Many of our executives, directors, certain research and development employees, and some of the experts named in this annual report are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions instituted in Israel.

Political, economic and military conditions in Israel could negatively impact our business.

Our principal research and development facilities are located in Israel. We are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the state of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, which varies in degree and intensity, has caused security and economic problems in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing or revived hostilities related to Israel will not have a material adverse effect on us or our business and on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. In addition, since October 2000, there has been a significant increase in violence, primarily in the West Bank and Gaza Strip, and a series of armed clashes between Israel and the armed forces of the Palestinian Authority. There can be no assurance that the recent relative calm and renewed discussions with Palestinian representatives will continue.

Generally, all male adult citizens and permanent residents of Israel, under the age of 45 in some cases, are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of our employees are currently obligated to perform annual reserve duty. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if political and military conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar.

Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and the related expenses for our Israeli operations, are in NIS. We do not utilize hedging to manage currency risk and, therefore, are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In 1999 and in 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS, and in 2001 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. In 2002, the devaluation of the NIS against the dollar was similar to the rate of inflation. In 2003, the NIS gained in value against the dollar while the rate of inflation was negative and in 2004 the NIS gained 2% in value against the dollar while the rate of inflation was 1%. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

The tax benefits that we currently receive from the Investment Center of the Israeli Ministry of Industry, Trade and Labor require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

We receive tax benefits under Israeli law for capital investments that are designated as approved enterprises. To maintain our eligibility for these tax benefits, we must continue to meet conditions stipulated in applicable law and in our specific approvals, including making specified investments in fixed assets. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future. We may submit requests for new programs to be designated as approved enterprises. These requests might not be approved, particularly in light of difficult economic conditions in Israel. In addition, in March 2005, the law governing these tax benefits was amended to revise the criteria for investments that qualify for tax benefits as an approved enterprise. We cannot assure you that we will, in the future, be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits could seriously harm our financial condition and results of operations.

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

From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (“OCS”). The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding are subject to approval by an OCS committee and to various conditions, including payment by us to the OCS of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred. In connection with a merger or similar transaction, the amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of the relevant technology compared to the total investment in our company, net of financial assets that we have at the time of the transaction, but in no event less than the amount of the grant. In addition, in the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments. These restrictions may impair our ability to enter into agreements for those products or technologies, without OCS approval. In addition, if we fail to comply with any of the conditions imposed by the OCS, we may be required to refund any grants previously received, together with interest and penalties.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Although we believe that we will not be treated as a passive foreign investment company in 2004, we cannot assure the shareholders that we will not be treated as a passive foreign investment company in 2003 or in future years. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of the average value of our assets (or possibly the adjusted bases of our assets in particular circumstances), including the pro rata share of the assets of any company in which we are considered to own 25% of the shares by value, in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of the shareholders will be subject to adverse tax consequences, including:

•	taxation at the highest ordinary income tax rates in effect during your holding period on some distributions on our Ordinary Shares and gain from the sale or other disposition of our Ordinary Shares;

•	paying interest on taxes allocable to prior periods; and

•	no increase in the tax basis for our Ordinary Shares to fair market value at the date of your death.

Item 4. Information On Our Company

History and Development

Both our legal and commercial name is ViryaNet Ltd. We were incorporated and registered in Israel on March 13, 1988 under the name R.T.S. Relational Technology Systems Ltd. We changed our name to RTS Business Systems Ltd. on September 7, 1997 and to RTS Software Ltd. on February 1, 1998. On April 12, 2000, we changed our name to ViryaNet Ltd. The principal legislation under which we operate is the Israeli Companies Law, 5759-1999, as amended, which we refer to as the Companies Law.

Our registered office is located at 8 HaMarpe Street, Science Based Industries Campus, P.O. Box 45041, Har Hotzvim, Jerusalem, 91450, Israel, and our telephone number is 972-2-584-1000. We have appointed our United States subsidiary, ViryaNet, Inc., located at 2 Willow Street, Southborough, Massachusetts 01745-1027 as our agent for service of process.

Over the past 16 years, we have developed, marketed, and supported field service software applications that have provided companies with solutions that improve the quality and efficiency of complex service business processes. During this period of time, numerous customers around the world have deployed our solutions.

On September 19, 2000, we completed our IPO and our Ordinary Shares began trading on The Nasdaq National Market. As part of the IPO, we issued 400,000 Ordinary Shares in consideration of net proceeds of approximately $25.6 million.

On October 29, 2001 our Ordinary Shares began trading on the Tel-Aviv Stock Exchange in Israel and we became a dual listed company. On March 4, 2004, we requested to be delisted from the Tel-Aviv Stock Exchange and following such request we have received the confirmation of the Tel-Aviv Stock Exchange that our Ordinary Shares were delisted on June 3, 2004.

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

On September 5, 2002, we were notified by The Nasdaq National Market that we were not in compliance with Marketplace Rule 4450(a)(2) since we were unable to maintain a minimum market value of $5,000,000 for our publicly held shares, and were informed that we had until December 4, 2002 to regain compliance. Due to the economic and market conditions affecting our valuation, we concluded that we would request a transfer of our securities listing from The Nasdaq National Market to The Nasdaq SmallCap Market. The transfer was approved on December 20, 2002 and the trading of our Ordinary Shares on The Nasdaq SmallCap Market began on December 31, 2002.

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

On July 28, 2004, we issued to LibertyView Special Opportunities Fund, L.P. $2.5 million aggregate principal amount of 7.5% Convertible Note due July 28, 2014. We are obligated to pay interest on this Note on a quarterly basis commencing October 15, 2004, with interest to be paid either in cash or registered Ordinary Shares, at our discretion.

On July 29, 2004, we acquired the outstanding shares of Utility Partners, a provider of mobile workforce management solutions to the utilities sector. Utility Partners was a privately held company, headquartered in Tampa, Florida. As a result of the acquisition, Utility Partners became a wholly-owned subsidiary of ViryaNet, Inc., which is a wholly-owned subsidiary of ViryaNet Ltd.

In February 2005, we completed a private placement of our Ordinary Shares to Telvent Investments, S.L., a current shareholder. In exchange for approximately $1.3 million, we issued 581,659 Ordinary Shares at a price of $2.29 per Ordinary Share.

On June 15, 2005, we acquired, through our newly formed Australian subsidiary, substantially all of the assets of e-Wise Solutions of Australia, a provider of front-office automation solutions to the utilities sector. e-Wise was a privately held business, headquartered in Melbourne, Australia.

Business Overview

ViryaNet is a provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery. In addition, we provide additional software applications for spare parts logistics, contract management, and depot repair operations. Our mission is to provide companies with solutions that improve the quality and efficiency of their complex service business processes. We also provide professional services required to implement and support our software solutions. We have approximately 80 customers worldwide with operations and support offices in the United States, Japan, Israel, Singapore and Australia.

We target companies in the utility, telecommunications, and general service industries that have distributed mobile workforces, strong commitments to customer satisfaction, extensive service agreements, and a need to improve their service operations. We believe that these industries provide substantial growth opportunities for our products and services.

Our growth has occurred organically as well as through acquisitions. In February 2002, we acquired Alpharetta, Georgia based iMedeon, Inc. In July 2004, we acquired another mobile workforce management company, Tampa, Florida based Utility Partners, and in June 2005, we acquired substantially all of the assets of e-Wise Solutions of Australia, a provider of front-office automation solutions to the utilities sector. These acquisitions have provided us with domain expertise; an installed base of customers in the utilities market, our primary market focus; and significant partnerships, and have enabled us to incorporate additional features, functions and technology into our advanced product platform.

Our principal product, the ViryaNet Service Hub, supports a wide range of work order needs: from short-duration tasks to complex, multi-day, multi-resource projects. ViryaNet Service Hub manages the entire lifecycle of a work order, including, scheduling and dispatching, mobile technology, field-level reporting, tracking materials, managing assets, and ensuring support for entitlements and compliance with service level agreements (SLAs). We typically issue one major version release of ViryaNet Service Hub every one to two years.

Business Strategy

Our goal is to become the leader in the mobile workforce management software market. We intend to achieve this goal by increasing our sales and marketing efforts in North America, growing our business in the utility, retail and telecommunication sectors through predominantly a direct sales model; increasing our revenues from Europe and Asia/Pacific by expanding our partner network, adding resources in support of international activities, and establishing a local presence in certain targeted geographic markets where a subsidiary structure is warranted; and intensifying our focus on account management and customer support to enable follow-on sales into our installed base.

Markets

We deliver state-of-the-art solutions specific to the needs of key markets, including utilities, telecommunications and cable/broadband companies, general service providers, and retail/grocery companies. We reach prospects within each of these markets through our direct sales force as well as through our partner network, including, among others, GE Energy, Telvent, Aspective and EDS.

Utilities. The utilities market targeted by us consists of electric, gas and water companies. We see substantial opportunities within this market, as companies have need to (i) add new technology to improve their service offering, and (ii) replace their old technology in favor of an Internet and wireless-based solution model, and (iii) continue with the initial build-out of their systems infrastructure, especially in developing geographies.

Telecommunications and Cable/Broadband. We target companies within these segments of the telecommunications sector: cable and satellite, data services, fixed line services, and wireless communications services providers.

Retail. Within the retail sector, we target grocery companies, drug stores and pharmacies, retail marketing companies, and consumer packaged goods companies.

General Field Service. This includes heating, ventilation, and air conditioning; property maintenance; office and home appliance/equipment maintenance; and security companies — many of which require mobile workforce management solutions. We evaluate these companies on a case-by-case business in the context of their size, business processes, as well as our domain understanding and product’s “fit”.

Our revenues are derived mainly from the sale of software licenses and from maintenance and services that we provide in support of our software. The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	2002	2003	2004
Revenues:
Software licenses	56.0	34.3	26.1
Maintenance and services	44.0	65.7	73.9

Total revenues	100%	100%	100%

The following table summarizes the revenues from our products and services by country, stated as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Country	2002	2003	2004
United States	57	70	79
Europe and the Middle East	28	13	11
Far East	15	17	10

Total	100%	100%	100%

Our North American strategy utilizes a direct sales model, supplemented by key partners like GE Energy , Telvent and EDS. Our international strategy is to use a combination of direct and indirect sales channels in order to sell effectively into local markets and perform certain implementation activities on our behalf. In certain targeted geographic markets where growth opportunities in our key vertical markets support a local presence, such as Australia, we may determine that the investment in a subsidiary structure is warranted. Otherwise, we will continue to explore and establish indirect sales channels through relationships with agents, local resellers who offer complementary products and solutions, global systems integrators, and application service providers.

A substantial portion of our revenue is derived from our growing partnership network. We expect to benefit from marketing programs and leads generated by these partners, as well as cooperation from the sales forces of these partners in sales opportunities. We intend to expand our marketing and implementation capacity through the use of third parties, including systems integrators, vendors of complementary products and providers of service applications. By employing third parties in the marketing and implementation process, we expect to enhance sales by taking advantage of the market presence of these third parties.

Our sales and marketing staff consists of professionals in a variety of fields, including marketing and media relations, direct sales, technical sales consultants, product management, and business development. As of December 31, 2004, we employed 24 sales, marketing and business development personnel. In 2002, we restructured our sales and support organization in Europe from a combination of direct and indirect channels to exclusively indirect channels, utilizing partners actively invested in the mobile workforce sector capable of supporting ViryaNet’s solutions within their own mobile practices. These partners and their customers are supported by our business development and professional services organizations in the United States, Israel, Japan and Australia. The majority of our sales personnel operate through our United States subsidiary covering North America, Europe and portions of Asia Pacific, and the rest operate through our subsidiaries in Japan and Australia.

Application service providers are used to provide our product to customers who wish to avoid the initial cost of our product combined with the required hardware platforms and infrastructure investments. Through an application service provider, customers will be billed a monthly rental or subscription fee. We have three partners that have hosting capability: EDS, Aspective, and One Network.

ViryaNet Service Hub and Applications

Our principal product, the ViryaNet Service Hub, was introduced in 1999 as an Internet-architected service business platform. We currently package our applications for specific industries by seeking tocapture best business practices and embedding them into our application, incorporating processes, workflows, reports, and screens appropriate for companies in our target industries. These best practices, coupled with powerful functionality capabilities, allow us to package ViryaNet Service Hub and applications into industry bundles, including:

•	ViryaNet Service Hub for Utilities: We will continue to enhance the product with industry-specific requirements, migrate unique Utilities Partners’ WorkUP™ functionality to the ViryaNet Service Hub platform, and add functionality to automate storm and vegetation management market needs.

•	ViryaNet WorkUP™: We will begin to combine the functionality and technology of WorkUP™ and ViryaNet Service Hub for Utilities to enable an easy migration from either platform to the merged product.

•	ViryaNet Service Hub for Telecommunications: We will continue to enhance the product with industry-specific requirements and building interfaces to key products resident in the operations support system (OSS), specifically, customer care and billing interfaces.

•	ViryaNet Service Hub for Retail: We will continue to add industry-specific requirements as well as develop additional functionality to accommodate refrigerant management legislation and sub-contractor needs.

•	ViryaNet Service Hub for General Service: We will continue enhancing the functionality of our core product.

ViryaNet Service Hub is built using open standards (Java, XML), common to Internet, wireless, and workflow technologies, allowing customers to adapt and easily integrate ViryaNet Service Hub to their continuously changing conditions. ViryaNet Service Hub includes an information service portal that provides community access and collaboration; business intelligence for real-time reporting, analysis, and responsive action; workflow-driven business processes; a powerful integration server and application program interface (API) set that interfaces to other applications, including enterprise resource planning (ERP) applications, customer relationship management (CRM) applications, data warehouses and other commonly used service applications; and a mobile gateway that allows mobile users to access and communicate service information using a wide variety of devices over popular wire-line and wireless networks.

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

ViryaNet Service Hub Internet Platform Components

Service Portal: The ViryaNet Service Portal is a singular, personalized gateway that allows internal users as well as customers, field employees and external partners, suppliers, and vendors to interface with Service Hub through the Web. The Service Portal allows users to access service information in real-time, share documents, collaborate with other users and obtain service.

mService Gateway: ViryaNet mService Gateway provides mobile users with access to the data and applications they require, allowing them to stay productive, regardless of location. ViryaNet mService Gateway enables mobile users to work in both on-line and off-line mode utilizing both thin clients and fat clients.

Service Intelligence & Data Mart: Service Intelligence is based on a pool of key performance indicators (KPIs) that track data based on criteria, such as: financial trends, service performance, service rates, revenue, and cost-per-product.

Service Workflow Engine/ Editor: The Service Workflow Engine/Editor defines and applies rules to automate movement of documents, work orders and information, between users. The Workflow Engine also includes a tool for monitoring active processes and auditing completed processes. The Service Workflow Engine provides a working environment that guarantees maximum flexibility.

Integration Server: A key component of ViryaNet Service Hub is its Integration Server, which enables organizations to integrate with all of its other systems, including external web applications.

ViryaNet Service Hub Application Components

ViryaNet Mobile Workforce Management: ViryaNet Mobile Workforce Management, an integral component of ViryaNet Service Hub, provides beginning-to-end management of work orders and the real-time capture of field workforce activity, tasks and events with wireless devices. ViryaNet Mobile Workforce Management allows for optimal scheduling and workforce management efficiency. It dispatches field technicians and mobile employees, based on numerous variables, including geographical location, customer site responsibilities, available parts and skill sets. All of these factors are integral to reducing windshield time as well as the number of technician visits. ViryaNet Service Hub can be deployed on any device and network and fully supports store and forward capability when a resource is out of wireless coverage.

ViryaNet Service Scheduler: ViryaNet Service Scheduler is a powerful schedule and route optimization product that uses constraint and rules based, heuristic algorithms to automatically schedule the right resource, at the right time, based on skills and relative proficiency, service level agreements, drive time, availability, and other factors.

ViryaNet eContract: ViryaNet eContract is a comprehensive and flexible contract management application. ViryaNet eContract supports total contract lifecycle management driven by business rules.

ViryaNet eStock: ViryaNet eStock provides a closed-loop inventory and logistics system.

ViryaNet eRepair: ViryaNet eRepair is a Web-based repair management system that automates an organization’s depot repair processes, from initiating the return materials authorization (RMA) process, through receiving the product or part, inspecting and repairing it, performing quality checks, billing for the work, and shipping it back to the customer. ViryaNet eRepair allows repair organizations to collaborate with their service communities as they balance the cost of service with the faster turnaround times being demanded by customers.

ViryaNet’s Customers

Over 700 person-years of technical and business experience have been invested in the ViryaNet products. ViryaNet Service Hub and the ViryaNet service applications have been licensed to and implemented at numerous customers. Descriptions of product usage and resulting benefits of improved service delivery and enhanced customer satisfaction from some of our customers include:

Aquila—this leading utility, serving electric and natural gas customers in seven US states, has been a WorkUP™ customer since 1996. ViryaNet WorkUP™ allows Aquila to manage its entire field workforce.

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

ConEd—this leading utility, and one of the largest investor-owned energy companies in the United States, has utilized WorkUP™ for its natural gas emergency operations since early 2002 and plans a further roll-out this year within its Orange & Rockland subsidiary.

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

Singapore Power Services—this wholly-owned subsidiary of Singapore Power, an Asian utility and energy group based in Singapore, will use ViryaNet Service Hub for Utilities in conjunction with GE to automate its field workforce activities.

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

UGI—this leading provider of natural gas to distribution residential and commercial customers in Pennsylvania is ranked highest in Customer Satisfaction by J.D. Power and Associates for two years in a row, and has been a production WorkUP™ customer since 1996. UGI fully embraces WorkUP’s™ latest map-based dispatch functionality with embedded GPS/AVL capabilities for its service technicians.

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

ViryaNet Partnerships

The unique strength of the ViryaNet Service Hub platform, combined with our broad and modular service applications, has allowed us to form strategic alliances with world-class systems integrators (SI’s) and value-added resellers (VARs), including:

•	Aspective—a European eBusiness solution provider, specializing in front-office applications for sales, marketing and customer service that positions ViryaNet Service Hub and mobile workforce management applications in the UK, with vast reach into continental Europe.

•	EDS—a global outsourcing services company and application service provider, resells the ViryaNet Service Hub platform along with value-added services from EDS, for implementation in a variety of industries looking to optimize their mobile field service workforces.

•	GE Energy—a business unit of GE Power Systems and leading global supplier of strategic network solutions to the utilities industry. GE has integrated ViryaNet Service Hub and mobile workforce management application into its existing portfolio, and positions the ViryaNet offering to the utilities and telecommunications industry.

•	Hitachi Systems and Services—a high technology provider operates within the Japanese market, positioning ViryaNet Service Hub and applications within several vertical markets.

•	Telvent—the information technology subsidiary for Abengoa, S.A. of Spain and an affiliate of ViryaNet’s shareholder, Telvent markets, sells, and services ViryaNet solutions in the utilities, oil and gas, and telecommunications markets in Spain, Portugal and Latin America.

Organizational Structure

We are organized under the laws of the State of Israel. We are the parent company of our wholly owned subsidiaries which are specified in the table below.

Name of Subsidiary	Country of Incorporation
ViryaNet, Inc.	Delaware, USA
Utility Partners, Inc.	Delaware, USA
ViryaNet Pty Ltd.	Australia
iMedeon, Inc.	Georgia, USA
ViryaNet Europe Ltd.	United Kingdom
ViryaNet Japan KK	Japan

Property, Plants and Equipment

We do not own any real property. We lease approximately 9,500 square feet of space in Jerusalem, Israel, used primarily for research and development, with an annual rent of approximately $141,000. The lease agreement for these premises expires on October 31, 2006.

ViryaNet, Inc., our subsidiary located in Massachusetts, leases 13,807 square feet of office space in Southborough, Massachusetts, that is utilized primarily for administrative, marketing, sales, service and technical support purposes. The lease agreement for these premises was extended until June 2008 in exchange for a reduction in the annual rent from approximately $331,000 to approximately $252,000. A portion of these premises are sublet for a current annual fee of approximately $54,000.

iMedeon, the subsidiary of ViryaNet, Inc. located in Alpharetta, Georgia, leased approximately 7,000 square feet of office space used primarily for sales, services and technical support purposes. The premises were leased under a lease agreement that expired on May 2, 2004 although certain payment obligations continued for six months thereafter. Under the terms of the lease agreement, approximately $134,000 of rent was due and payable in 2004, and a contingent liability of $135,539 under a note would be waived by the landlord when the rent of approximately $134,000 was paid in full. After the lease term expired on May 2, 2004, and after all payment obligations were met, we moved to smaller offices in the Alpharetta area and entered into a two year lease that expires in April 2006 with an annual rent of approximately $38,000.

Utility Partners, the subsidiary of ViryaNet, Inc. located in Tampa, Florida, leased approximately 2,800 square feet of office space used primarily for engineering, sales, services and technical support purposes. The premises are leased under a lease agreement that expires on December 31, 2005, with a total annual rent of approximately $120,000, including certain communication costs. Currently, we intend to seek to renew this lease agreement on similar terms or to seek similar office space at approximately the same annual cost, if available.

ViryaNet Japan KK, our subsidiary in Japan leases approximately 2,100 square feet of office space under a lease agreement that will expire on June 30, 2006, with a total annual rent of approximately $101,000.

ViryaNet Pty Ltd., our subsidiary in Australia leases approximately 1,400 square feet of office space in Melbourne, Australia under a lease agreement that will expire on July 15, 2005, with a total annual rent of approximately $17,000. Currently, we intend to seek a short-term renewal for this space on similar terms or seek office space at approximately the same annual cost, if available.

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

Restatement

Certain financial data contained in this Form 20-F has been previously revised to reflect the restatements of our consolidated financial statements for the years ended December 31, 2000, 2001, 2002 and 2003 related to amounts previously reported as revenues, provisions for doubtful accounts, other income, trade and other receivables, and working capital (deficit). The restatements were reported on December 9, 2004 and March 17, 2005 and the impact on our financial statements was reported in our Report on Form 20-F/A dated March 25, 2005 for the fiscal year ended December 31, 2003. We have included below a description of the events and circumstances which led to the restatement of our financial statements.

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

Revenues

We derive revenues from licenses of our software products and from the provision of related services. Our operating history shows that a significant percentage of our quarterly revenue results from orders placed toward the end of a quarter. Software license revenues are comprised of perpetual software license fees primarily derived from contracts with our direct sales clients and indirect partner channels. We recognize revenues in accordance with the AICPA Statement of Position 97-2, “Software Revenue Recognition,” or SOP 97-2, as amended, and AICPA Statement of Position 81-1, “Accounting for Performance of Construction—Type and Certain Production—Type Contracts” and also adopted Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition” (See “Critical Accounting Policies” and notes to our consolidated financial statements).

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

The majority of our revenues are derived from customers in the United States, with the balance generated by customers in Europe and the Middle East, and the Far East. We expect that the percentage of revenues from outside the United States will increase in 2005 as we have placed greater management focus on business opportunities in international markets, established a new subsidiary in Australia which acquired substantially all of the assets of e-Wise Solutions, and established a sales office in Singapore. We price our products based on market conditions in each jurisdiction where we operate. Historically, a significant portion of our revenues has been derived from a small number of relatively large companies and we expect this trend to continue. See “Risk Factors—Historically, our revenues have been concentrated in a few large orders and a small number of customers, a trend which has been increasing over time. Our business could be adversely affected if we lose a key customer.”

Cost of Revenues

The cost of revenues consists of the cost of software license revenues and cost of maintenance and services. The cost of software license revenues consists of costs of third-party software that is either embedded in our software or licensed for resale from third-party software providers to enhance the functionality of our software, amortization of acquired technology, and to a lesser extent royalty payments to the OCS. The cost of acquired technology is established as part of the purchase price allocation and amortized over the period of its useful life on a straight line basis. The royalty payments to the OCS are pursuant to grant agreements under which we receive grants for research and development expenses from the OCS and commit to pay royalties at a rate of 3% to 5% of sales of the product developed with the grant. The aggregate amount of royalties we could be obligated to pay would be up to 100% to 150% of the amount of grants received, with annual interest equal to LIBOR at the time of the grant. Cost of maintenance and services consists of salaries and expenses of our professional services organization employees, costs related to third-party consultants and contractors, and other administrative expenses incurred in support of these personnel. As a result of the increase in the amount of professional services headcount from 45 at the end of 2003 to 63 at the end of 2004, we expect the cost of services to increase on an annual basis.

Operating Expenses

Operating expenses are categorized into research and development expenses, sales and marketing expenses, general and administrative expenses, and amortization of stock-based compensation.

Research and development expenses include costs relating to the development of our products. These costs consist primarily of salaries and benefits for research and development employees, facilities and other administrative expenses, and the cost of consulting development resources that supplement our internal development team. These expenses are net of any governmental grants. Due to the relatively short time between the date our products achieve technological feasibility and the date they generally become available to customers, costs subject to capitalization under SFAS No. 86 have been immaterial and have been expensed as incurred.

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

On July 29, 2004, we acquired the outstanding shares of Utility Partners (UP), a provider of mobile workforce management solutions to the utilities industry and headquartered in Tampa, Florida. We acquired UP in order to solidify our position within the utilities sector of our market. The purchase price for this transaction was approximately $4.6 million based on (i) the estimated fair market value of 898,485 of our Ordinary Shares issued to the shareholders of UP, (ii) approximately $1.4 million of cash to certain shareholders in exchange for all of the outstanding shares of UP, and (iii) approximately $0.2 million of transaction related expenses incurred with this acquisition. We recorded goodwill of approximately $3.8 million reflecting the excess of the purchase price over the estimated fair value of the net assets. We also acquired approximately $0.6 million of cash as part of the UP transaction and assumed all of their employees.

On June 15, 2005, we acquired substantially all of the assets of e-Wise Solutions of Melbourne, Australia, a privately held provider of front-office automation solutions to the utilities sector. These assets became part of ViryaNet Pty Ltd, our newly established Australian subsidiary. We established our new subsidiary to build a local presence in a geography that we believe is a growing market for workforce management solutions. The purchase price for this transaction consisted of (i) an initial consideration of $0.7 million USD payable in 273,267 of our Ordinary Shares, and (ii) additional consideration of up to $0.7 million USD in Ordinary Shares payable to e-Wise in 2006 based on the then current Ordinary Share market value (the “Contingent Consideration”), subject to the achievement of certain performance objectives for the period starting from June 15, 2005 until December 31, 2005. On July 5, 2005, we signed an amendment to the agreement with e-Wise under which we received an option to pay 90% of the Contingent Consideration at any time before October 15, 2005, as satisfaction of our payment obligation in connection with such Contingent Consideration. In addition, as part of the acquisition, we agreed to assume approximately $0.3 million USD of unsecured debt.

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

If the fee due from a customer is not fixed or determinable, revenue is recognized as payments become due from that customer, assuming all other revenue recognition criteria have been met. During 2002, we recognized revenues on software license transactions as payments were due, provided collectibility of the amount was deemed probable, or as payments were collected. During 2003 and 2004, we believe that we attained a sufficient history of successfully collecting on licensing transactions with payments terms of three months or less without making a concession. As a result, we recognized revenues on such arrangements upfront on the date of the delivery, provided collectibility was deemed probable at the date of the transaction. We consider all arrangements with payment terms extending beyond three months not to be fixed or determinable. In judging the probability of collection of software license fees, we continuously monitor collection and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. In connection with customers with whom we have no previous experience, we may utilize independent resources to evaluate the creditworthiness of those customers. From time to time, we may perform credit evaluations of our customers. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay amounts owed to us, additional allowances may be required.

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

Goodwill

Under Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill acquired in a business combination that closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of market multiples for the reportable unit. We have recorded goodwill of approximately $2.8 million related to our acquisition of iMedeon on February 25, 2002 and $3.8 million related to our acquisition of Utility Partners, Inc. on July 29, 2004. We have performed impairment tests and determined that our goodwill in the aggregate of approximately $6.6 million is not subject to an impairment charge as of year-end 2004.

Allowance for Doubtful Accounts

We evaluate the collectibility of accounts receivable based on a combination of factors related to our customers. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g. bankruptcy filings, substantial down-grading of credit ratings), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due and on our historical experience in collecting such receivables.

Operating Results

The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	2002	2003	2004
Revenues:
Software license	56.0%	34.3%	26.1%
Maintenance and services	44.0	65.7	73.9

Total revenues:	100.0	100.0	100.0
Cost of revenues:
Software licenses	3.1	4.0	2.4
Maintenance and services	37.1	41.8	56.6

Total costs of revenues	40.2	45.8	59.0
Gross profit	59.8	54.2	41.0

Operating expenses:
Research and development, net	28.4	17.5	17.4
Sales and marketing	55.9	34.4	36.6
General and administrative	19.2	16.2	18.0
In-process research and development write-off	4.1	0.0	0.0
Amortization of deferred stock Compensation	0.3	0.2	0.8

Total operating expenses	107.9	68.3	72.8
Operating loss	(48.0)	(14.2)	(31.8)
Financial income (expenses), net	(1.6)	(2.6)	(3.1)
Other income	0.0	2.9	0.0

Net loss	(49.6)	(13.8)	(34.9)

Geographic Distribution

The following table summarizes the revenues from our products and services by country/region, stated as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
Country/region	2002	2003	2004
United States	57	70	79
Europe and the Middle East	28	13	11
Far East	15	17	10

Total	100%	100%	100%

Comparison of Fiscal Years Ended December 31, 2003 and 2004

Revenues

Our total revenues decreased slightly from $12.0 million in 2003 to $11.9 million in 2004. Our revenue from software licenses declined by approximately $1.0 million in 2004 compared to 2003; however this decrease was offset by an increase of $0.9 million in our professional services revenue. The professional services revenue growth came primarily from an increase in our maintenance and support revenue as described below in “Maintenance and Services.” During 2004, we expected to derive more revenue from sales in Europe and Asia Pacific. However, revenues from outside of North America declined as a percentage of total revenue from 30% in 2003 to 21% in 2004. The decline was primarily attributable to delays in establishing additional reseller channels for markets in Europe and Asia Pacific and a slower than anticipated sales ramp through our existing partnership network. The revenue contributed by the acquisition of UP and UP’s installed base of customers was approximately $1.5 million, a majority of which was services revenue, and helped to alleviate some of the revenue shortfall outside North America.

In 2005, we believe that we can expect growth in our revenue from the full-year contribution of revenue from UP’s installed base and the revenue contribution resulting from the acquisition of e-Wise in June 2005.

Software Licenses

Software license revenues decreased by 24% from $4.1 million in 2003 to $3.1 million in 2004. This decrease of $1.0 million was attributable to longer or delayed sales cycles for our products, particularly in international markets in which we are more reliant upon the success of channel partners in closing transactions.

As a percentage of revenue, software licenses decreased from 34.3% of revenue in 2003 to 26.1% of revenue in 2004. The reduction in the percentage of revenue provided by software licenses is attributable to the decline in software license revenue due to longer or delayed sales cycles experienced during the year and the growth of maintenance and services revenues from new and existing customers from 2003 to 2004. There were no rate changes in our license fees that had a material impact on our revenues.

Maintenance and Services

Our maintenance and services revenues increased by 12% from $7.9 million in 2003 to $8.8 million in 2004. The increase of $0.9 million is attributable to the increase in post-contract support revenues due to the growth in the installed base of customers using our software, including customers assumed from the UP acquisition. There were no rate changes in our maintenance and services fees that had a material impact on our revenues.

Cost of Revenues

Total cost of revenues increased by 28% from $5.5 million in 2003 to $7.0 million in 2004, as further explained below.

Cost of Software Licenses

The cost of software licenses decreased by 40% from $0.5 million in 2003 to $0.3 million in 2004. The decrease was due to the reduction in the amount of software licenses sold in 2004 compared with 2003.

Cost of Maintenance and Services

The cost of maintenance and services increased by 35% from $5.0 million in 2003 to $6.7 million in 2004. The increase in the cost of maintenance and services of $1.7 million is attributable to the increase in maintenance and services personnel from 45 at the end of 2003 to 63 at the end of 2004. Maintenance and services costs as a percentage of maintenance and services revenues increased from 64% in 2003 to 77% in 2004. The increase in maintenance and services costs as a percentage of maintenance and services revenues resulted primarily from the additional personnel needed to deliver professional services revenue.

Operating Expenses

Research and Development, Net

Our net research and development expenses, which include government grants received from the OCS, were essentially unchanged from $2.1 million, comprising 17.4% of revenue in 2004 compared to $2.1 million or 17.5% of revenue in 2003. We did not receive any government grants from the OCS during 2004 compared with grants received in 2003 in the amount of $0.1 million. The reduction in the amount of government grants received from the OCS was offset by a similar reduction in the amount of depreciation expenses recorded in 2004.

We expect that we will continue to devote a substantial portion of our revenues to research and development to enhance our existing products, merge certain features and functionality of WorkUP™ with ViryaNet Service Hub, and develop new features and functionality that will benefit all of our customers. In 2005, we expect the amount of expenses for research and development to increase in comparison to the amount of those expenses in 2004. However, expenses for research and development as a percentage of revenue should be maintained if revenue growth occurs as expected. See “Cautionary Statement Regarding Forward-Looking Statements”.

Sales and Marketing

Our sales and marketing expenses were $4.4 million, or 36.6% of revenue in 2004 compared to $4.1 million or 34.4% of revenue in 2003, a year over year increase of $0.3 million or 6.2%. This increase was attributable to an increase in personnel costs resulting from the acquisition of UP on July 29, 2004. We expect sales and marketing expenses to increase in 2005 as a result of (i) the full year impact of the UP acquisition, (ii) an expected increase in variable compensation related to higher volume of sales and revenue, (iii) a planned increase in marketing expenses, (iv) the creation of an account management group focused on sales to installed base customers, and (v) our continued effort to expand our sales presence in international markets and the acquisition of e-Wise Solutions and the related establishment of a subsidiary in Australia. However, we expect expenses for sales and marketing as a percentage of revenue to remain essentially unchanged, to the extent that revenue growth occurs as expected. See “Cautionary Statement Regarding Forward-Looking Statements”.

General and Administrative

Our general and administrative expenses were $2.1 million, or 18.0% of revenue in 2004 compared to $1.9 million, or 15.9% of revenue in 2003, a year over year increase of $0.2 million or 12.6%. This increase was primarily attributable to an increase in personnel and administrative costs due to the UP acquisition. We expect that for the foreseeable future general and administrative expenses will increase as a result of (i) the full year impact of the UP acquisition, (ii) an increase in professional fees related to compliance with the Sarbanes-Oxley Act, and (iii) the acquisition of e-Wise Solutions and the establishment of a subsidiary in Australia. However, general and administrative costs as a percentage of revenue should decline if revenue growth occurs as expected. See “Cautionary Statement Regarding Forward-Looking Statements”.

Amortization of Stock-Based Compensation

Stock-based compensation recorded as operating expenses was $98,000 in 2004 compared to $20,000 in 2003. The increase in stock-based compensation recorded as operating expenses was related to an increase in the warrants and options issued in 2004 and the full-year impact of similar warrants and options issued in 2003, whose fair value was estimated using the Black-Sholes options pricing model. In 2003 and 2004, we issued warrants as part of services provided to us, and granted stock options to certain consultants with immediate full vesting.

Financial Income and Financial Expenses

Net financial expenses increased from $311,000 in 2003 to $363,000 in 2004. Financial expenses increased from $347,000 to $462,000. The increase is attributable to $75,000 of expenses incurred due to our delay in meeting certain registration commitments as part of the LibertyView convertible note – See “Liquidity and Capital Resources Equity and Bank Financings” – and the balance of the increase is primarily related to higher interest expenses incurred as a result of the LibertyView convertible note issued during 2004. Financial income increased from $36,000 in 2003 to $99,000 in 2004 as a result of favorable foreign currency translation adjustments.

Other Income

Other income decreased from $350,000 in 2003 to zero in 2004. During 2003, we received payment of an insurance claim against a credit insurer in the amount of $350,000 related to a customer transaction in 2001 in which the customer defaulted on its debt to us.

Comparison of Fiscal Years Ended December 31, 2002 and 2003

Revenues

Our total revenues increased slightly from $11.8 million in 2002 to $12.0 million in 2003. This resulted from the growth of our professional services revenue being offset by a reduction in the amount of software license revenue as described below in “Software Licenses.” Our total revenues were impacted by many of the factors that affected the market for our products in 2002 which were also in effect during 2003. Specifically, many companies struggled with the timing of investment decisions on technology spending in light of their desire to return to positive growth and the continuation of geopolitical uncertainties that may have affected their outlook.

Software Licenses

Software license revenues decreased by 38% from $6.6 million in 2002 to $4.1 million in 2003. This decrease of $2.5 million was attributable to longer or delayed sales cycles for our products as many potential customers in our primary target markets (utilities, telcos, and retail) struggled with the timing of investment decisions on technology spending despite the recent improvement in general economic conditions.

As a percentage of revenue, software licenses decreased from 56.0% of revenue in 2002 to 34.3% of revenue in 2003. The reduction in the percentage of revenue provided by software licenses was attributable to the decline in software license revenue due to longer or delayed sales cycles experienced during the year and the growth of maintenance and services revenues from new and existing customers from 2002 to 2003. There were no rate changes in our license fees that had a material impact on our revenues.

Maintenance and Services

Our maintenance and services revenues increased by 51% from $5.2 million in 2002 to $7.9 million in 2003. The increase of $2.7 million was attributable to an increase in professional services revenue of $2.4 million largely from implementation services provided to some of our larger, installed base customers who had previously delayed or postponed such implementation projects under less certain business and economic conditions, and, to a lesser extent, an increase in maintenance revenues of $0.3 million attributable to growth in the installed base of customers using our software. There were no rate changes in our maintenance and services fees that had a material impact on our revenues.

Cost of Revenues

Total cost of revenues increased by 16% from $4.7 million in 2002 to $5.5 million in 2003, as further explained below.

Cost of Software Licenses

The cost of software licenses increased by 34% from $0.4 million in 2002 to $0.5 million in 2003. The increase was primarily due to an increase in the mix of third-party software licenses sold as part of our products.

Maintenance and Services

The cost of maintenance and services increased by 14% from $4.4 million in 2002 to $5.0 million in 2003. This increase was attributed mainly to the increase in the number of personnel required to support the growth of overall services revenues. Maintenance and services costs as a percentage of maintenance and services revenues declined from 84% in 2002 to 64% in 2003. The decrease in maintenance and services costs as a percentage of maintenance and services revenues resulted primarily from the improved efficiency and utilization of services personnel.

Operating Expenses

Research and Development, Net

Our net research and development expenses, which include government grants from the OCS, were $2.1 million, or 17.5% of revenue in 2003 compared to $3.4 million or 28.4% of revenue in 2002, a year over year reduction of $1.3 million or 37.4%. The decrease in our net research and development expenses was largely attributable to a $1.5 million decrease in expenses due to the use of our research and development personnel in the delivery of maintenance and services whose cost was allocated to cost of services and, to a lesser extent, to a decline in depreciation expenses of $0.2 million resulting from lower capital expenditures for hardware and software. The decrease in research and development expenses was offset by a reduction of $0.4 million in the amount of government grants received from the OCS in 2003 compared to the amount of grants received from the OCS in 2002.

Sales and Marketing

Our sales and marketing expenses were $4.1 million, or 34.4% of revenue in 2003 compared to $6.6 million or 55.9% of revenue in 2002, a year over year reduction of $2.5 million or 37.7%. This reduction was attributable to a decline in personnel costs of $2.0 million and a reduction in marketing programs of $0.5 million. These savings were primarily related to the full year impact of the restructuring of our operations in Europe during 2002.

General and Administrative

Our general and administrative expenses were $1.9 million, or 15.9% of revenue in 2003 compared to $2.3 million, or 19.6% of revenue in 2002, a year over year reduction of $0.4 million or 17.6%. This reduction was attributable to the full-year benefit of the reductions in personnel that took place during 2002 of approximately $0.3 million and, to a reduction in the administrative costs to support these personnel of approximately $0.1 million.

Write-off of In-Process Research and Development

The write-off of in-process research and development declined from $480,000 in 2002 to $0 in 2003. In 2002, we recorded a one time expense of $480,000 to write-off in-process research and development related to its acquisition of iMedeon on February 25, 2002, for which technological feasibility was not established and for which no alternative future use existed.

Amortization of Stock-Based Compensation

Stock-based compensation recorded as operating expenses was $36,000 in 2002, and $20,000 in 2003.

Financial Income and Financial Expenses

Net financial expenses increased from $189,000 in 2002 to $312,000 in 2003. In 2002 and 2003, financial expenses were $346,000 and $348,000, respectively. Financial income decreased from $157,000 to $36,000 due to a lower level of cash and cash equivalents during the course of the year. The financial expense resulted from interest expenses incurred from the use of bank lines of credit and short-term and long-term bank debt, and the financial income resulted from interest earned on our cash and cash equivalents’ balances.

Other Income

Other income increased from $0 in 2002 to $350,000 in 2003. We received payment of an insurance claim against a credit insurer in the amount of $350,000 related to a customer transaction in 2001 in which the customer defaulted on its debt to us.

Liquidity and Capital Resources

How We Have Financed Our Business

On September 19, 2000, we completed our IPO. In this offering, we raised gross proceeds of $32.0 million and issued 400,000 Ordinary Shares at a price of $80.00 per share. Since the time of our IPO, we have financed our operations primarily through additional sales of our Ordinary Shares through private placements or incurrence of convertible debt, bank related financings and sale of receivables. Historically, cash flow from operations has not been sufficient to fund operations without the use of these additional financing measures.

Sources of Cash

Equity or Convertible Debt Financings

During 2003, we raised approximately $4.6 million of net proceeds from the sale of our Ordinary Shares from private equity financings. These transactions consisted of the following:

•	On August 4, 2003, we completed a private placement of our Ordinary Shares with Telvent, the information technology subsidiary of Abengoa, S.A. of Spain. In exchange for gross proceeds of $1.0 million, we issued 539,258 Ordinary Shares at a price of $1.85 per share.

•	On November 10, 2003, we completed a private placement of our Ordinary Shares with a large U.S. financial institution and a group of private investors. In exchange for gross proceeds of approximately $1.8 million, we issued 517,322 Ordinary Shares at a price of $3.406 per share. In addition, the investors also received warrants to purchase 93,723 Ordinary Shares at an exercise price of $4.70 per share. These warrants are exercisable until the earlier of November 10, 2006, or, an M&A transaction as defined in such warrants.

•	On December 5, 2003, we completed a follow-on private placement of our Ordinary Shares with Vertex Venture Capital Israel Funds and FBR Infinity Venture Funds, as well as a group of private investors. In exchange for gross proceeds of approximately $2.2 million, we issued 554,509 Ordinary Shares at a price of $4.036 per share. In addition, the investors also received warrants to purchase 84,644 Ordinary Shares at an exercise price of $6.61 per share. These warrants are exercisable until the earlier of December 5, 2006, or, an M&A transaction as defined in such warrants.

•	On July 28, 2004, we issued to LibertyView Special Opportunities Fund, L.P. a 7.5% Convertible Note in the aggregate principal amount of $2.5 million due July 28, 2014. We are obligated to pay interest on the Note on a quarterly basis commencing October 15, 2004, either in cash or our registered Ordinary Shares, at our discretion. The Note is convertible, at the option of LibertyView, at any time before its maturity date into our Ordinary Shares at a fixed conversion price of $4.2996 per Ordinary Share. LibertyView also has an option to require us to purchase the Note in an amount equal to 100% of the principal amount plus accrued and unpaid interest, on July 15, 2008, July 15, 2009, and July 15, 2011. If LibertyView elects to require us to purchase the Note, we can elect to pay the repurchase price in cash, Ordinary Shares, or a combination thereof. The Note is also subject to repurchase for cash, at LibertyView’s option and at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, on the occurrence of certain events, including the following: (i) an acquisition of our company for cash only, (ii) an acquisition of our company by another company whose market value is less than $25.0 million, (iii) if we cease to be traded on the Nasdaq SmallCap Market, and (iv) if we become subject to bankruptcy or similar proceedings. In connection with the Note, we agreed to file an F-3 Registration Statement covering the Ordinary Shares which may be issued upon conversion of the Note within the earlier of (i) 60 days from the date of the Note, and (ii) 5 business days after the registration statement that was filed with the SEC prior to the date the Note is declared effective by the SEC. In that respect, we have also agreed that in the event the F-3 is not filed on time or not declared effective by the SEC within 90 days after it is filed, we will pay LibertyView cash compensation equal to 1% of the loan under the Note for each month of delay (on a pro-rated basis). On May 27, 2005, we entered into a letter agreement with LibertyView under which we agreed to issue to LibertyView 50,000 of our Ordinary Shares and pay a cash amount of $40,000 as the sole and complete remedy for our inability to meet such registration deadlines. On June 29, 2005, we entered into an additional letter agreement with LibertyView under which LibertyView agreed, for the period ending on January 1, 2006, to waive its right to require us to repurchase the note if we cease to be traded on the Nasdaq SmallCap Market. In connection with such waiver, we issued 10,000 of our Ordinary Shares to LibertyView.

•	In February 2005, we completed a private placement of our Ordinary Shares to Telvent Investments, S.L., a current shareholder. In exchange for approximately $1.3 million, we issued 581,659 Ordinary Shares at a price of $2.29 per Ordinary Share.

Bank Financing

In February 2002, our line of credit with Bank Hapoalim, under which we were able to borrow up to $6.0 million, was extended until January 31, 2003. On January 21, 2003, that line of credit was terminated and the $3.45 million outstanding on that date was converted to a loan subject to re-payment by July 21, 2003. On July 14, 2003, Bank Hapoalim restructured this loan by converting $2.4 million of the $3.45 million short-term loan into a long-term loan. The balance of $1.05 million was paid back by the end of November 2003. The $2.4 million long-term loan is payable quarterly in equal installments of $267,000 beginning on January 1, 2004, with interest payable quarterly at a rate of LIBOR plus 2.75%. This debt arrangement was subject to certain conditions, which were replaced in connection with our March 2005 arrangement with Bank Hapoalim described below.

During March 2005, Bank Hapoalim agreed to provide us with an additional credit line in the amount of $1.0 million in addition to our existing overdraft facility with Bank Hapoalim. The credit line can be drawn in either dollars or NIS with interest payable quarterly at rates ranging between LIBOR plus 2.25% in dollars or 8% in NIS. In addition, the bank agreed to cancel the existing covenants for the long-term loan arrangement and replace them in their entirety with the following covenants: (i) our shareholders equity, on a quarterly basis, starting on January 1, 2006, shall be at least the higher of (a) 17% of our total assets, or (b) $3.0 million, and (ii) our cash balance, on January 1, 2006 and on a quarterly basis thereafter, shall not be less than $2.0 million.

As consideration for the additional credit line, we issued to Bank Hapoalim a warrant to purchase 50,000 of our Ordinary Shares at an exercise price of $2.06 per Ordinary Share.

As of June 1, 2005, we had an outstanding balance on our long-term loan arrangement with Bank Hapoalim of $0.8 million, including current maturities, payable quarterly in equal installments of $267,000 through January 1, 2006 with interest payable quarterly at a rate of LIBOR plus 2.75%. As of June 1, 2005, we had an outstanding balance in our short-term borrowings with Bank Hapoalim, including the credit line and overdraft facility, of $1.25 million with interest payable quarterly ranging from LIBOR plus 2.25% in USD and 8% in NIS.

To ensure compliance with the bank covenants explained above, we are trying to control our cost structure while maximizing our cash collection efforts. However, in the event that we are unable to maintain compliance with the bank covenants, we may request a waiver from the bank. If we breach the covenants and are unable to obtain a waiver, the bank may call in its loan or credit line. In such an event, we would need to seek alternate financing as we deem necessary for our business operations. However, we cannot provide assurance that any such alternate financing would be available on terms acceptable to us or at all.

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

As of December 31, 2004, no amount was outstanding under this arrangement. As of December 31, 2003, $0.9 million was outstanding under this arrangement as short-term bank debt.

Cash

As of December 31, 2004, we had cash and cash equivalents of $2.9 million, compared to $5.0 million as of December 31, 2003. In summary, the $2.1 million decrease in cash and cash equivalents is attributable to the $2.7 million of net cash used in operating activities and $1.3 million of net cash used in investing activities, offset by $1.9 million of net cash provided by financing activities.

Net cash used in operating activities was $2.7 million in 2004, primarily resulting from our net loss from operations net of depreciation of $3.4 million. For 2003, net cash used in operating activities was $1.4 million, resulting primarily from our net loss from operations of $1.7 million. For 2002, net cash used in operating activities was $6.7 million, resulting primarily from our net loss from operations of $5.9 million.

Net cash used in investing activities was $1.3 million attributable to $1.1 million of cash used in connection with the acquisition of Utility Partners, Inc. and approximately $0.2 million of capital equipment purchases. For 2003, net cash provided by investing activities was $16,000. For 2002, net cash provided by investing activities was $1.7 million, primarily attributable to cash provided by the acquisition of iMedeon.

Net cash provided by financing activities was $1.9 million in 2004 which included $2.5 million of net proceeds raised in the convertible note financing from LibertyView, an increase in short-term bank credit with Bank Hapoalim of $0.6 million, offset by the re-payment of the long term debt with Bank Hapoalim of $1.0 million and payment of issuance expenses of $0.2 million. For 2003, net cash provided by financing activities was $3.3 million which included the net proceeds from both the sale of our Ordinary Shares and stock option exercises in the amount of $5.0 million, offset by the $1.7 million net reduction of short-term and long-term borrowing activities with Bank Hapoalim In 2002, net cash used in financing activities was $0.5 million resulting from a net reduction in the amount of short-term bank borrowings against the line of credit with Bank Hapoalim.

Future Cash Needs

In addition to our need to continue to meet our payment obligations to Bank Hapoalim under the terms of our debt arrangement, our capital requirements depend on numerous factors, including market demand and acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, and the timing and extent of establishing additional international operations. We intend to continue investing significant resources in our selling and marketing and research and development operations in the future. We believe that our cash and cash equivalents and funds generated from operations will be sufficient to finance our operations for at least the next twelve months. Our ability to achieve profitability using our currently available cash and cash equivalents will depend on our ability to increase our revenues while continuing to control our expenses. We cannot assure you that we will be able to achieve profitability, particularly given the risk factors outlined earlier in this Form 20-F. If we are not successful doing so, we will be required to seek new sources of financing. If additional funds are raised through issuance of equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of Ordinary Shares, and the terms of these securities could impose restrictions on our operations, and will result in additional dilution to our shareholders. Our ability to raise additional secured debt may require the consent of Bank Hapoalim and LibertyView.

Research and Development Grants

We conduct our research and development activities primarily at our principal offices in Israel. Our research and development efforts have been financed, in part, through grants from the OCS. Under these grants, royalties are payable to the OCS at the rate of 3% to 5% of revenues derived from products developed by us according to those programs. The aggregate amount of royalties we could be obligated to pay would be up to 100% to 150% of the amount of grants received, with annual interest at the rate of LIBOR at the time of the grant.

The State of Israel does not own proprietary rights in technology developed with OCS funding and there is no restriction on the export of products manufactured using technology developed with OCS funding. The technology is, however, subject to transfer restrictions, as described below. These restrictions may impair our ability to sell our technology assets or to outsource manufacturing and the restrictions continue to apply even after we have paid the full amount of royalties payable for the grants. In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding are subject to approval by an OCS committee and to the following conditions:

•	Transfer of Technology. If the committee approves the transfer of OCS-backed technology, such a transfer would be subject to the payment to the OCS of a portion of the consideration we receive for such technology. The amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of such technology compared to our total investment in the technology, but in no event less than the amount of the grant. However, in the event that in consideration for our transfer of technology out of Israel we receive technology from a non-Israeli entity for use in Israel, we would not be required to make payments to the OCS if the approval committee finds that such transfer of non-Israeli technology would significantly increase the future return to the OCS.

•	Transfer of Manufacturing Rights. The committee is authorized to approve transfers of manufacturing rights only if the transfer is conditioned upon either (1) payment of increased aggregate royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture or (2) a transfer of manufacturing rights into Israel of another product of similar or more advanced technology.

•	Merger or Acquisition. If the committee approves a merger or similar transaction in which the surviving entity is not an Israeli company, such a transaction would be subject to the payment to the OCS of a portion of the consideration paid. The amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of such technology compared to the total investment in the company, net of financial assets that the company has at the time of the transaction, but in no event less than the amount of the grant.

In the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments.

In 2001 and 2002, we received approvals for grants from the OCS in the amount of $372,000, which have been received by us through December 31, 2003. We have not yet determined whether we can satisfy the terms and conditions of these grants. During 2004, we made royalty payments of $8,000 to the OCS related to these grants and as of December 31, 2004, we have an outstanding contingent liability to pay royalties in the amount of $377,000.

In 1998 and 2002, we received grants in an aggregate amount of $514,000 from the United States-Israel Binational Industrial Research and Development Foundation (“BIRD-F”) for a development project on our Service Suite line of products conducted by us and a United States partner. Under the terms of these grants, we are obligated to pay to the foundation royalties of 3% to 5% of the revenues derived from sales of products developed in this project (the “Supported Project”), up to an aggregate amount of 100% to 150% of each grant, linked to the dollar and to the U.S. consumer price index. We have informed BIRD-F that the Supported Project has failed, and we believe that consequently we will not be required to pay BIRD-F any royalties from the sale of any of our products. Therefore, as of December 31, 2004, we had not paid or accrued royalties relating to the repayment of BIRD-F grants.

Effects of Currency Fluctuations

Revenues generated and costs incurred outside of the United States are generally denominated in non-dollar currencies. For the years 2002, 2003 and 2004, 17%, 19% and 17% of our revenues, respectively, were denominated in non-dollar currencies. Costs not effectively denominated in United States dollars are translated to United States dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the dollar and non-dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. In 2002, we had net income of $66,000 due to currency fluctuations. In 2003 and 2004, we incurred a net loss of $104,000 and $42,000, respectively, due to currency fluctuations. We generally do not engage in currency hedging transactions to offset the risks with variations in currency exchange rates. Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on our business, financial condition and results of operations.

Impact of Inflation

Since our revenues are generated in United States dollars and currencies other than New Israeli Shekels (NIS), and a portion of our expenses is incurred and will continue to be incurred in NIS, we are exposed to risk by the amount that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar and other currencies. We are also exposed to risk if the timing of the devaluation lags behind inflation in Israel. In 1994, 1995 and 1996, the inflation rate in Israel exceeded the rate of devaluation of the NIS against the dollar and other currencies. This trend was reversed during 1997 and 1998. In 1999 and in 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS, and in 2001 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. In 2002, the devaluation of the NIS against the dollar was similar to the rate of inflation. In 2003 and 2004, the NIS gained in value against the dollar while the rate of inflation was negative. In 2004, the NIS gained 2% in value against the dollar while the rate of inflation was 1%. We generally do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. We also do not own any market risk sensitive instruments. However, we may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks.

Effective Corporate Tax Rate

Our effective corporate tax rate will reflect a mix of the United States, Japan, United Kingdom and Australian statutory tax rates on our United States, Japan, United Kingdom and Australian income and the Israeli tax rate discussed below. On June 29, 2004, the

Israeli corporate tax rate was reduced from 36% to 35% in 2004 and will continue to decline to a rate of 30% in 2007. The majority of our income, however, is derived from our two investment programs with approved enterprise status under the Law for the Encouragement of Capital Investments and is eligible for some tax benefits, subject to certain conditions and restrictions.

Under our investment programs we will enjoy a tax exemption on income derived during the first ten years in which these investment programs produce taxable income, provided that we do not distribute the income as dividends. All of these tax benefits are subject to various conditions and restrictions.

See the discussion in the Tax section in Item 10.

As of December 31, 2004, we had net operating loss carryforwards for tax reporting purposes of approximately $62.5 million in the United States, $16.0 million in Israel, $16.5 million in the United Kingdom and $1.5 million in Japan. In the United States, the internal revenue code limits the use in any future period of net operating loss carryforwards following a significant change in ownership interests. Since we have incurred tax losses through December 31, 2004, we have not used these net operating losses.

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

Our research and development net expenditures for 2002, 2003 and 2004 were $3.4 million, $2.1 million and $2.1 million, respectively (see the paragraph headed “We may be unable to maintain or expand our sales, marketing, research and development and support organizations which may hinder our ability to grow and meet customer demands” in the Risk Factors set forth in Item 3 above).

Trend Information

Our quarterly results of operations related to revenues may be subject to significant fluctuations due to several factors, primarily the timing of large orders, which represent a significant percentage of our revenues, and other factors, customer budget cycles and impact on the timing for buying decisions, competitive pressures, the ability of our partners to become effective in selling and marketing our products, and other factors.

As a percentage of our total revenue, our software license revenue decreased from 56.0% in 2002 to 34.3% in 2003. This decline is attributable to reduced sales of new licenses to customers and an increase in the recurring revenues from existing customers related to professional services and post-contract maintenance and support, which are not dependent on the sales of new licenses. During 2004, this trend continued as software license revenue declined to 26.1% while revenues contributed from professional services and post-contract maintenance and support increased. The revenues derived from the acquisition of Utility Partners during 2004 were primarily services related and also contributed to the decline in the percent of revenue from software licenses.

In general, we do not believe the decline in revenue from software as a percentage of total revenue will impact future maintenance and services revenue or our business as a whole since we expect to sell more licenses in the future which will generate more professional services and maintenance and support revenue in addition to recurring services revenue with existing customers. While the mix of our software license revenue fell from 56.0% in 2002 to 26.1% in 2004, our total revenues during this period have essentially been unchanged.

For information about our expectations regarding our future cost of revenues, future operating expenses and liquidity and capital resources, please see the discussion under the “Risk Factors” section of Item 3 and the “Operating Results” section and the “Liquidity and Capital Resources” section of Item 5.

Off-balance Sheet Arrangements

We are not party to any material off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

Contractual Obligations as of December 31, 2004 (1)	Payments due by Period (US$ in thousands)
	Total	One Year or Less	1 – 3 Years	4 – 5 Years
Long-term Debt (2)	$1,335	$1,068	$267	—
Operating Leases (3)	$2,254	$882	$1,372	—
Total Contractual Cash Obligations:	$3,589	$1,950	$1,639	—

(1)	Excludes Convertible Note in the aggregate principal amount of $2.5 million issued to LibertyView in July 2004 and which can be paid in cash or our Ordinary Shares, at our option, other than in specified situations. See “Liquidity and Capital Resources Equity or Convertible Debt Financings.” Also excludes accrued severance pay recorded under Israeli law as a long-term liability on our balance sheet. See Note 2 to our financial statements for further information regarding accrued severance pay.
(2)	See “Liquidity and Capital Resources Bank Financing.”
(3)	Includes leases for facilities and car leases.

Operating Leases

Payments under non-cancelable operating lease agreements for facilities expire on various dates through 2008. As of the date hereof, our annual aggregate lease obligations for facilities for the period 2005 through 2008 are $651,000, $432,000, $252,000, and $126,000, respectively.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Name	Age	Position
Samuel I. HaCohen	48	Executive Chairman of the Board of Directors
Paul V. Brooks	50	President and Chief Executive Officer
Albert A. Gabrielli	46	Chief Financial Officer
Kiyoshi Abe	37	General Manager, ViryaNet Japan
Mark Hosking	41	General Manager, ViryaNet Australia
Vladimir Morgenstern	47	Director
Peter Gyenes	59	Director
Manuel Sanchez Ortega	41	Director
Lior Bregman	46	Director
Ronit Lerner	35	Director

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

Paul V. Brooks joined ViryaNet in July 2004 as president and chief operating officer. In November 2004, Mr. Brooks was promoted to president and chief executive officer. Mr. Brooks was president and chief executive officer of Utility Partners, Inc. prior to its acquisition by ViryaNet. Before joining Utility Partners, Mr. Brooks was president and chief executive officer of Pivotal, Inc.

Mr. Brooks also held several general management positions over a 17-year period at IBM Corporation, including general manager for the Insurance and Healthcare business, and vice president responsible for strategy development and execution for the global insurance business. Mr. Brooks holds an AB in management science from Duke University.

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

Kiyoshi Abe has served as our general manager of ViryaNet Japan since February 2004. Mr. Abe joined ViryaNet in November 1998, and during the past six years, was responsible for professional services and pre-sales activities in Japan. Prior to joining ViryaNet, Mr. Abe was a business consultant in the Financial Services Group at Accenture, providing consulting services to Banking, Insurance, and Securities companies. Mr. Abe has a Bachelor of Science degree in Biology from Kobe University in Japan.

Mark Hosking joined the Company in June 2005 from e-Wise Solutions and currently serves as the general manager of ViryaNet Australia. Mr. Hosking founded e-Wise Solutions in June 1998 and served as the chief executive officer and chief technical officer. Prior to the founding of e-Wise Solutions, Mr. Hosking was a senior manager at Ipex Computers Australia, a systems integrator that grew from 40 to 450 employees during his tenure. Mr. Hosking holds a Bachelor of Science degree in Electrical Engineering from Melbourne University of Victoria, Australia.

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

Peter Gyenes has served as one of our directors since September 2002. Mr. Gyenes currently serves as the chief executive officer of Ascential Software, an IBM company. Mr. Gyenes has more than 30 years of experience in sales, marketing and general management positions within the computer systems and software industry. Mr. Gyenes was formerly Chief Executive Officer of Informix Corporation and led the sale of its database business to IBM and the subsequent transition from Informix to Ascential. Prior to Informix’s acquisition of Ardent Software, Inc., he was chairman, president and Chief Executive Officer of Ardent, which he joined in 1996. Before joining Ardent, he was the president and Chief Executive Officer of Racal Interlan, Inc. Previously, Mr. Gyenes served in executive sales, marketing, and general management positions at Data General Corporation, Encore Computer Corporation and Prime Computer, Inc. He serves on the boards of Applix Computer Systems (NASDAQ: APLX), Axis Computer Systems, and the Massachusetts Software and Internet Council. Mr. Gyenes received a Bachelor of Arts degree in Mathematics and a Masters of Business Administration from Columbia University.

Manuel Sanchez Ortega has served as a director of ViryaNet since October 2003. Mr. Sanchez currently serves as the chairman and chief executive officer of Telvent GIT, S.A. (Nasdaq: TLVT), a global information technology company based in Madrid, Spain. From 2000 to 2001, Mr. Sanchez was the general manager of Telvent Energia Y Medio Ambiente, a subsidiary of Telvent focused on the energy and environmental markets. From 1995 to 1999, Mr. Sanchez was the general manager for Telvent Mexico. Prior to his employment with Telvent Mexico, Mr. Sanchez served as a manager in Telvent Energia y Medio Ambiente. Mr. Sanchez received a Bachelor of Science degree in electrical engineering from the Universidad Pontificia Comillas (ICAI) of Madrid, and a Master in Business Administration from the IPADE of Mexico.

Lior Bregman has served as a director of ViryaNet since November 2003. Mr. Bregman is currently a private investor focused on identifying new trends and potential beneficiaries mostly in the technology sector as well in other special situations where in-depth analysis could provide an edge. From 1988 to 2001 Mr. Bregman served as a Managing Director with CIBC/Oppenheimer. Mr. Bregman was involved in the development of CIBC/Oppenheimer’s high technology effort and was responsible for its telecommunication equipment research effort in general and the wireless communication area in particular, as well as its research on defense and Israeli companies. Mr. Bregman’s work was recognized by the Wall Street Journal and Institutional Investor All Star

surveys. Until 2001 Mr. Bregman was also a partner in Genesis I, an Israeli-based venture capital fund, and also served on the investment committee of Genesis II. Prior to joining CIBC/Oppenheimer, he served as a research analyst at Hambrecht & Quist. Mr. Bregman also serves as a member of the board of directors for Team Telecom International Ltd. (TTI). Mr. Bregman received his MBA from Stanford University in 1986, and his BA from the Hebrew University of Jerusalem.

Ronit Lerner has served as a director of ViryaNet since November 2003. Ms. Lerner currently serves as the chief financial officer of BMC Software Israel Ltd., a subsidiary of BMC Software, Inc. Prior to BMC, Ms. Lerner served as the director of mergers, acquisitions and accounting for ECI Telecom from 2000 until July 2002. Ms. Lerner joined the Israel accounting standards board, an affiliate of the Israel Securities Authority, at its inception in 1997 and served as a manager and senior research supervisor. During the period of 1996 to 2004, Ms. Lerner taught accounting at the Tel Aviv Univesity. From 1994 to 1997, Ms. Lerner served as a senior manager at KPMG. Ms. Lerner received a Bachelor of Arts degree in Business Administration and Accounting from Tel Aviv Management College and received a Master in Business Administration in Finance, with honors, from Bar Ilan University. Ms. Lerner is a certified public accountant in Israel.

Compensation

The aggregate remuneration we paid for the year ended December 31, 2004 to our directors and executive officers as a group was $1,169,257 in salaries, fees, commissions and bonuses. Included in this amount is remuneration of $282,802 to two of our former executive officers. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits to our directors and executive officers. We have entered into executive incentive bonus or commission plans with all of our executive officers.

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

During 2004, options to purchase 198,000 Ordinary Shares were granted to our directors and executive officers. Options granted to our directors were approved by our shareholders. Included in this amount are options to purchase 30,000 Ordinary Shares granted to a former director and executive officer who continues to provide services to us. The weighted average exercise price of these options was $2.25 per share, with quarterly vesting over two years for 180,000 options, and annual vesting over four years for 18,000 options. All options were issued pursuant to our 1999 Stock Option and Incentive Plan.

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

Board Practices

The following table sets forth certain information concerning our current directors and executive officers:

Name	Current Office(s) Held	Commencement of Office	Termination/Renewal Date of Office
Samuel I. HaCohen	Executive Chairman of the Board of Directors	March 1998	2005 Annual Meeting
Paul V. Brooks	President and Chief Executive Officer	November 2005	Not applicable
Albert A. Gabrielli	Chief Financial Officer	April 2001	Not applicable
Kiyoshi Abe	General Manager, ViryaNet Japan	January 2004	Not applicable
Mark Hosking	General Manager, ViryaNet Australia	June 2005	Not applicable
Vladimir Morgenstern	Director	July 1999	2005 Annual Meeting
Peter Gyenes (1),(2),(3)	Director	September 2002	2005 Annual Meeting
Manuel Sanchez Ortega	Director	October 2003	2005 Annual Meeting
Lior Bregman (2),(3)	Director	November 2003	2005 Annual Meeting
Ronit Lerner (1),(2),(3)	Director	November 2003	2006 Annual Meeting

(1)	External Directors under the Companies Law

(2)	Member of Audit Committee
(3)	Independent Directors

Other than our employment agreement with Mr. HaCohen, we do not have any employment or service contracts with our directors that provides for benefits upon termination of employment. Mr. HaCohen’s employment agreement contains various provisions, including provisions relating to acceleration of his options to purchase our Ordinary Shares upon a change in the control of our company. In addition, he is entitled to 6 months of severance benefits in the event we terminate his employment without cause, under the circumstances provided in his employment agreements or in the event that he resigns due to a demotion.

Our Articles of Association provide that directors are elected at our annual general meeting of the shareholders by a vote of the holders of a majority of the voting power represented at that meeting. Each director, except for the external directors as described below, holds office until the next annual general meeting of the shareholders.

External Directors; Independent Directors

Israeli Companies Law

We are subject to the provisions of the Israeli Companies Law. Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two external directors. Mr. Gyenes and Ms. Lerner serve as our External Directors.

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

Under recent amendments to the Companies Law, at least one of the external directors serving on a company’s board of directors is required to have “financial expertise” and the other external director or directors are required to have “professional expertise.” The definition of each of these terms is to be determined under relevant regulations, which have not yet been published.

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

Independent Directors

Our Ordinary Shares are currently listed for quotation on The Nasdaq SmallCap Market and are subject to the rules of The Nasdaq SmallCap Market applicable to quoted companies. Under the Nasdaq rules, we are required to appoint a minimum of three independent directors. The independence standard under the Nasdaq rules excludes any person who is a current or former employee of a company as well as the immediate family members of an executive officer of a company. Messrs. Bregman, Gyenes, and Ms. Lerner serve as independent directors and meet the independence standard of the Nasdaq rules.

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

Employees

As of December 31, 2004, we had 43 employees in Israel, 76 in the United States, and 8 in Japan. Of our 126 employees, 25 were engaged in research and development, 24 in sales, marketing and business development, 63 in professional services and technical support and 14 in finance, administration and operations. None of our employees is represented by a labor union.

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

Share Ownership

As of June 1, 2005, the aggregate number of our Ordinary Shares beneficially owned by our directors and executive officers as a group was 1,584,545, and includes options and warrants to purchase up to 269,284 Ordinary Shares which are exercisable or will become exercisable within 60 days of June 1, 2005. The aggregate number of our Ordinary Shares beneficially owned by our directors and executive officers as a group includes Ordinary Shares held by Telvent since an affiliate of Telvent serves on our Board of Directors and, accordingly, such designee may be deemed to be the beneficial owner of the Ordinary Shares held by Telvent. Such designee disclaims beneficial ownership of such shares. See “Major Shareholders and Related Party Transactions” in Item 7 below.

As of June 1, 2005, options to purchase up to 385,979 Ordinary Shares granted to our directors and executive officers were outstanding under our option plans. The weighted average exercise price of these options was $1.92 per share. From these options, options to purchase 252,979 Ordinary Shares granted to our directors and executive officers are exercisable or will become exercisable within 60 days of June 1, 2005.

As of June 1, 2005, there were approximately 900 shareholders of record.

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

The 1996 Stock Option and Incentive Plan

In 1996, we adopted the 1996 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 140,000 Ordinary Shares for issuance. As of June 1, 2005, options to purchase 15,490 Ordinary Shares were outstanding under the 1996 Stock Option and Incentive Plan and options to purchase 30,731 Ordinary Shares were exercised into Ordinary Shares. The 93,779 Ordinary Shares that were available for grants of additional options were transferred to the 1999 Stock Option and Incentive Plan. The exercise prices of options granted under the 1996 Stock Option and Incentive Plan range from $6.11 to $10.00.

The 1997 Stock Option and Incentive Plan

In 1997, we adopted the 1997 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 50,000 Ordinary Shares for issuance. As of June 1, 2005, options to purchase 325 Ordinary Shares were outstanding under the 1997 Stock Option and Incentive Plan and options to purchase 7,990 Ordinary Shares were exercised into Ordinary Shares. The 41,685 Ordinary Shares that were available for grants of additional options were transferred to the 1999 Stock Option and Incentive Plan. The exercise price of the options granted under the 1997 Stock Option and Incentive Plan is $23.00.

The 1998 Stock Option and Incentive Plan

In 1998, we adopted the 1998 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 150,000 Ordinary Shares for issuance. As of June 1, 2005, options to purchase 6,900 Ordinary Shares were outstanding under the 1998 Stock Option and Incentive Plan and options to purchase 950 Ordinary Shares were exercised into Ordinary Shares. The 142,150 Ordinary Shares that were available for grants of additional options were transferred to the 1999 Stock Option and Incentive Plan. The exercise prices of the options granted under the 1998 Stock Option and Incentive Plan range from $10.00 to $39.00.

The 1999 Stock Option and Incentive Plan

In 1999, we adopted the 1999 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 300,000 Ordinary Shares for issuance and transferred an additional 277,614 Ordinary Shares to the 1999 Stock Option and Incentive Plan from the 1996 Stock Option and Incentive Plan, the 1997 Stock Option and Incentive Plan and the 1998 Stock Option and Incentive Plan.

In June 2001, November 2003, and December 2004, our shareholders approved the reservation of options to purchase additional Ordinary Shares in the amounts of 300,000, 200,000, and 350,000, respectively, for an aggregate additional amount of 850,000 Ordinary Shares to be granted under the 1999 Stock Option and Incentive Plan.

As of June 1, 2005, options to purchase 1,131,616 Ordinary Shares were outstanding under the 1999 Stock Option and Incentive Plan, options to purchase 178,794 Ordinary Shares were exercised into Ordinary Shares and 179,590 additional Ordinary Shares were available for grants of additional options. The exercise prices of the options granted under the 1999 Stock Option and Incentive Plan range from $1.59 to $120.00.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of June 1, 2005 for each person or group that we know owns more than 5% of our Ordinary Shares.

We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any Ordinary Shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days of June 1, 2005. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power for all Ordinary Shares held by them. Applicable percentage ownership in the following table is based on 6,096,944 Ordinary Shares outstanding as of June 1, 2005

Ordinary Shares Beneficially Owned

Name and Address	Number	Percent of Class
Telvent Investments, S.L. (1) Valgrande 6 28108 Alcobendas Madrid, Spain	1,132,167	18.5%

LibertyView Special Opportunities Fund, LP (2) LibertyView Capital Management Neuberger Berman, LLC 111 River Street – Suite 1000 Hoboken, NJ 07030-5776	870,052	13.0%

The Clal Group (3) Kiriat Atidim Ramat Hachayal P.O. Box 61581, Tel Aviv 58177 Israel	510,455	8.3%

Vertex Venture Capital Israel Funds (4) 1 Hashikma Street Savyon 56530 Israel	424,960	6.9%

All directors and executive officers as a group (10 persons)(5)	1,584,545	24.9%

(1)	Includes options to purchase 11,250 Ordinary Shares exercisable within 60 days of June 1, 2005, held by Manuel Sanchez Ortega, a director of our company and the chief executive officer of Telvent, whose rights have been assigned to Telvent.
(2)	Includes (i) 259,773 Ordinary Shares, (ii) warrants to purchase 28,830 Ordinary Shares exercisable within 60 days of June 1, 2005, and (iii) 581,449 Ordinary Shares for which the $2.5 million convertible note issued to LibertyView may be converted at any time at a fixed conversion price of $4.2996 per Ordinary Share.
(3)	Includes
•	75,382 Ordinary Shares and warrants to purchase 1,584 Ordinary Shares exercisable within 60 days of June 1, 2005, held by Clal Venture Capital;
•	Warrants to purchase 1,584 Ordinary Shares exercisable within 60 days of March 1, 2004, held by Clalit;
•	138,301 Ordinary Shares and warrants to purchase 3,661 Ordinary Shares exercisable within 60 days of June 1, 2005, held by Clal Industries and Investments; and
•	139,851 Ordinary Shares and warrants to purchase 3,661 Ordinary Shares exercisable within 60 days of June 1, 2005, held by Clal Electronics Industries;
•	3,635 Ordinary Shares held by Clal Finance Batucha Investment;
•	53,709 Ordinary Shares and warrants to purchase 8,198 Ordinary Shares exercisable within 60 days of June 1, 2005, held by FBR Infinity II Venture Israel LP, which may be deemed an affiliate of the Clal Group;

•	50,511 Ordinary Shares and warrants to purchase 7,711 Ordinary Shares exercisable within 60 days of June 1, 2005, held by FBR Infinity II Venture LP, which may be deemed an affiliate of the Clal Group;
•	19,665 Ordinary Shares and warrants to purchase 3,002 Ordinary Shares exercisable within 60 days of June 1, 2005, held by FBR Infinity II Venture LP, which may be deemed an affiliate of the Clal Group;
(4)	Includes:
•	49,330 Ordinary Shares and warrants to purchase 7,530 Ordinary Shares exercisable within 60 days of June 1, 2005, held by Vertex Israel II (A) Fund L.P.;
•	273,451 Ordinary Shares and warrants to purchase 41,742 Ordinary Shares exercisable within 60 days of June 1, 2005, held by Vertex Israel II (C.I.) Fund L.P.;
•	7,558 Ordinary Shares and warrants to purchase 1,153 Ordinary Shares exercisable within 60 days of June 1, 2005, held by Vertex Israel II (B) Fund L.P.;
•	34,914 Ordinary Shares and warrants to purchase 5,330 Ordinary Shares exercisable within 60 days of June 1, 2005, held by Vertex Israel II Discount Fund L.P.;
•	3,429 Ordinary Shares and warrants to purchase 523 Ordinary Shares exercisable within 60 days of June 1, 2005, held by Vertex Israel II (CI) Executive Fund L.P.;
(5)	Also includes options granted to our directors and executive officers which are exercisable within 60 days of June 1, 2005. This number includes Ordinary Shares held by Telvent since an affiliate of Telvent serves on our Board of Directors and, accordingly, such designee may be deemed to be the beneficial owner of the Ordinary Shares held by Telvent. Such designee disclaims beneficial ownership of such shares. Excludes Ordinary Shares held by Mark Hosking as a result of our acquisition of e-Wise Solutions.

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

On December 5, 2003 we entered into a Registration Rights Agreement with the participants of a private financing that raised approximately $2.2 million for the Company. Under the terms of this agreement, we have agreed to file a registration statement with the SEC covering the resale of the Ordinary Shares from this transaction within six months following the closing of the investment, subject to certain terms and conditions.

On July 27, 2004, we entered into a Registration Rights Agreement with LibertyView in connection with a Convertible Note financing that raised approximately $2.5 million for the Company. For discussion of the terms of such registration rights, please see “Sources of Cash” in Item 5 above.

On July 29, 2004, we entered into a Stockholders Agreement with the former shareholders of Utility Partners. Under this agreement, we agreed to use best efforts to, within 90 days after the closing date, file with the SEC a registration statement covering all stock consideration. On February 18, 2005, we entered into a Registration Rights Agreement with Telvent Investments, S.L. in connection with a private financing that raised approximately $1.3 million. Under the terms of this agreement, we have agreed to use best efforts to file a registration statement with the SEC covering the resale of the Ordinary Shares from this transaction after receipt of a written request from Telvent. We have also provided Telvent with “piggyback” rights subject to certain terms and conditions.

Insurances Policies with Clal Credit Insurance and Clal Insurance

During the period 2002 through 2004, we purchased several insurance policies with Clal Credit Insurance and Clal Insurance, both of which are affiliated wth The Clal Group, which is our shareholder as set forth above. All of these insurance policies were contracted on an arms-length basis and include the following items:

2002 – Errors and omissions insurance, fire and general liability insurance, employer’s liability insurance, credit insurance, keyman insurance and travel insurance, for payments that total approximately $100,000.

2003 – Errors and omissions insurance, fire and general liability insurance, employer’s liability insurance, and keyman insurance, for payments that total approximately $70,000.

2004 – Fire and general liability insurance, employer’s liability insurance, and keyman insurance for payments that total approximately $8,000.

Insurance Settlement with Clal Insurance

On March 18, 2003, we entered into a settlement agreement with Clal Insurance, an entity affiliated with The Clal Group which is our shareholder as set forth above. Under the settlement agreement, Clal Insurance paid us an amount of $350,000 as a final settlement of its liability to us under the insurance provided by it to us in relation to the receivables under a license transaction that we had with Viasource Communications.

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

Loans

In June 1999, the Board of Directors issued Mr. HaCohen 17,390 Series C-2 Preferred Shares, in consideration of $100,000, which we loaned to Mr. HaCohen. The loan was approved by the shareholders in June 2000 and bears an annual interest at the rate of 6.5%. As of June 1, 2005, the outstanding loan amount was $149,542. Repayment of the loan is due when Mr. HaCohen sells or otherwise disposes of the shares subject to the loan. In addition, the Company, at its sole discretion, may call for immediate payment of the loan and the interest thereon in the event that (i) Mr. HaCohen becomes bankrupt or files a motion for bankruptcy, or (ii) Mr. HaCohen ceases to remain in the employment of the Company for any reason.

On May 28, 2001, we entered into a loan agreement with Mr. Burke for a principal sum of $52,000. Under the loan agreement, as amended, repayment of such loan amount by Mr. Burke (together with an interest equal to the applicable Federal Rate as published by the IRS on the date of the loan agreement) shall be made upon the earlier to occur of: (i) May 28, 2005, (ii) termination of Mr. Burke’s employment with ViryaNet, or (iii) such time as Mr. Burke elects to repay the loan. In addition, under the loan agreement Mr. Burke shall not be required to repay any outstanding loan amount in the event that his employment with the Company is terminated by the Company without cause. On May 16, 2005, after Mr. Burke’s resignation from the Board and concurrently with the entrance into a part-time employment with Mr. Burke, we extended the repayment date for the loan to May 28, 2006.

Commercial Transactions with Telvent

On June 30, 2004, we entered into a value added reseller agreement with Telvent, under which Telvent became a non-exclusive reseller of our products at normal reseller terms.

On December 1, 2004, we entered into an agreement with Telvent under which Telvent provides us with certain technical consulting services on a time and materials basis, relating to our agreement with our customer, Las Vegas Valley Water.

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

Significant Changes

Not applicable.

Item 9. The Offer and Listing

Market Price Information

Through December 31, 2004, the high and low reported sales prices for our Ordinary Shares were as follows:

Period	High	Low
Year ending
December 31, 2004	$6.50	$1.92
December 31, 2003	7.80	0.30
December 31, 2002	6.90	0.746

Quarters ending:
2005
Second Quarter, ending	3.10	2.12
June 30, 2005
First Quarter, ending	3.50	2.06
March 31, 2005

2004
Fourth Quarter, ending	3.59	2.11
December 31, 2004
Third Quarter, ending	4.35	1.92
September 30, 2004
Second Quarter, ending	6.33	4.25
June 30, 2004
First Quarter, ending	6.50	4.92
March 31, 2004

2003
Fourth Quarter, ending	7.80	2.75
December 31, 2003
Third Quarter, ending	4.15	0.80
September 30, 2003
Second Quarter, ending	1.13	0.30
June 30, 2003
First Quarter, ending	0.92	0.32
March 31, 2003

2002
Fourth Quarter, ending	1.33	0.746
December 31, 2002
Third Quarter, ending	4.339	1.30
September 30, 2002
Second Quarter, ending	6.20	3.00
June 30, 2002
First Quarter, ending	6.90	4.10
March 31, 2002

Most Recent 6 months	High	Low
June 2005	2.84	2.12
May 2005	2.85	2.25
April 2005	3.10	2.30
March 2005	2.60	2.06
February 2005	2.55	2.21
January 2005	3.50	2.08

Markets on Which Our Ordinary Shares Trade

Our Ordinary Shares were listed on The Nasdaq National Market on September 19, 2000, under the symbol “VRYA”. Prior to September 19, 2000, there was no public market for our Ordinary Shares. On October 29, 2001 our Ordinary Shares were listed for trading on TASE as well, and were delisted from trading on the TASE on June 3, 2004.

On September 5, 2002, we were notified by The Nasdaq National Market that we were not in compliance with Marketplace Rule 4450(a)(2) by failing to maintain a minimum market value of $5,000,000 for our publicly held shares and had until December 4, 2002 to regain compliance. Due to the economic and market conditions affecting our valuation, we concluded that we would request a transfer of our securities listing from The Nasdaq National Market to The Nasdaq SmallCap Market. The transfer was approved on December 20, 2002, and our trading on The Nasdaq SmallCap Market began on December 31, 2002. For further information, see “Risk Factors - We may not be able to maintain compliance with the listing rules of The Nasdaq SmallCap Market in which case our shares would be delisted, which could adversely affect the market price and trading market of our Ordinary Shares.”

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

If a corporation is classified as a foreign personal holding company, a portion of its undistributed foreign personal holding company income, as defined for United States federal income tax purposes, would be imputed to all of its shareholders who are United States holders on the last day of the corporation’s taxable year, or, if earlier, the last day on which the United States ownership test set forth above is met. The imputed income would be taxable as a dividend, even if no cash dividend is actually paid. United States holders who dispose of their shares before that date would not be subject to United States federal income tax under these rules. We cannot provide any assurance that we will not qualify as a foreign personal holding company because it is difficult to make accurate predictions of future income and the amount of stock a United States citizen or resident will actually or constructively own in us.

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

In general, if a corporation is classified as a foreign investment company at any time during the period a United States holder holds the corporation’s stock, any gain from the sale or exchange, or distribution treated as an exchange, of stock in that corporation by the United States holder will be taxable as ordinary income to the extent of the United States holder’s ratable share of the corporation’s accumulated earnings and profits. We cannot provide any assurance that we will not qualify as a foreign investment company because it is difficult to make accurate predictions of the amount of stock United States holders will directly or indirectly own in us.

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

Status of ViryaNet as a Passive Foreign Investment Company (“PFIC”)

Although we do not believe that we were a PFIC in 2004, there can be no assurance that the IRS will agree with that conclusion or that we will not become a PFIC in 2005 or in a subsequent year. Passive foreign investment company status is determined as of the end of each taxable year and is dependent upon a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. The determination of whether we are or will become a passive foreign investment company will be affected by how rapidly we use our cash and investment assets in our business. Also, a significant decline in the market price of our Ordinary Shares may result in our being classified as a passive foreign investment company.

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

General Corporate Tax Structure

On June 29, 2004, the Israeli Government passed the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004, which progressively reduces the tax rates applicable to companies from 36% to 35% in 2004 and to a rate of 30% in 2007. The amendment had no impact on our financial statements. However, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less.

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

A recent amendment to the Investment Law (the “Amendment”), which has been officially published and effected since of April 1, 2005, has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

The net proceeds to us from the IPO, after deducting underwriting discounts and commissions and other expenses, were approximately $25,624,000. Through December 31, 2004, these net proceeds have been used for the purchase of equipment and software in the amount of approximately $2,339,000, and approximately $23,285,000 have been used for working capital purposes.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures. We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2004. After giving consideration to the circumstances surrounding the restatement of our consolidated financial statements for the years ended December 31, 2000, 2001, 2002 and 2003 reported in our Report on Form 20-F/A dated March 25, 2005, management has reevaluated our disclosure controls and procedures. Solely as a result of the material weakness of internal control over financial reporting described below, we have concluded that our disclosure controls and procedures were not effective as of December 31, 2004.

The restatement caused us to determine that a material weakness of internal control over financial reporting existed as of December 31, 2003. Specifically, there were ineffective controls to identify errors in the application of complex accounting standards to our software licensing transactions. Subsequent to December 31, 2004, we completed a comprehensive review of our software licensing transactions entered into between 1999 and 2003. As a result of this review and related remediation efforts, which we also describe below, in our best judgment, we have also eliminated the aforementioned material weakness.

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

(b) Not yet applicable

(c) Not yet applicable

(d) Changes in Internal Control Over Financial Reporting. There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2004, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. However, as discussed in Item 15(a) above, we strengthened our internal controls relating to revenue recognition to improve compliance with applicable revenue recognition accounting guidance as a response to the circumstances which led to the restatement of our financial statements for the years 2000 through 2003.

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

Southborough

MA 01745-1027

Telephone: 508-490-8600

Item 16C. Principal Accountant Fees and Services

During each of the last two fiscal years, Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, has acted as the Company’s independent auditors.

Audit fees

Ernst & Young billed the Company approximately $120,000 for audit services for 2004, including fees associated with the annual audit and reviews of the Company’s quarterly financial results submitted on Form 6-K, and consultations on various accounting issues. Ernst & Young billed the Company approximately $126,000 for audit services for fiscal 2003.

Audit-related fees

Ernst & Young billed the Company approximately $60,000 for audit-related services for fiscal 2004. Audit-related services principally include due diligence examinations as well as assistance with certain requirements of the SEC regulations. Ernst & Young billed the Company approximately $30,000 for audit-related services for fiscal 2003.

Tax fees

Ernst & Young billed the Company approximately $66,000 for tax advice, including fees associated with tax compliance services, tax planning services and other tax consulting services for fiscal 2004. Ernst & Young billed the Company approximately $59,000 for tax advice in fiscal 2003.

All other fees

We did not pay Ernst & Young for any fees other than the Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2004 and 2003.

Pre-Approval Policies for Non-Audit Services

Prior to the engagement of Ernst & Young each year, the engagement is approved by the Audit Committee of the Board of Directors and by vote of the Company’s shareholders at the Company’s Annual General Meeting of Shareholders. The Company’s Audit Committee has also adopted its own rules of procedure. The Audit Committee’s rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal 2004, the Company’s Audit Committee approved all of the services provided by Ernst & Young.

Item 16D. Exemption From The Listing Standards For Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See the Index to Consolidated Financial Statements and related Financial Statements accompanying this report-beginning page F-1.

Item 19. Exhibits

Exhibit Index	Description of Document
1	1)	Memorandum of Association of Registrant (English translation) dated March 8, 1988	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	Amended Articles of Association of ViryaNet	Filed as Exhibit 1(2) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

4(a)	1)	The 2000 Amendment and Restatement to the Investors Rights Agreement among ViryaNet and the Investors dated April 5, 2000	Filed as Exhibit 10.5 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	The Registration Rights Agreement, among ViryaNet and the previous shareholders of iMedeon, Inc. dated February 25, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	3)	The Agreement and Plan of Merger among ViryaNet, iMedeon, Inc. and the stockholders of iMedeon, Inc, dated February 25, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	4)	Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase Ordinary Shares.	Filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	5)	Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase Ordinary Shares.	Filed as Exhibit 10.11 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	6)	Form of warrant issued by ViryaNet to customers prior to July 1, 2000 to purchase Ordinary Shares.	Filed as Exhibit 10.12 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	7)	Form of warrant issued by ViryaNet to customers after July 1, 2000 to purchase Ordinary Shares.	Filed as Exhibit 10.17 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference

	8)	Warrant issued by ViryaNet to Bank Hapoalim Ltd. to purchase Ordinary Shares dated effective February 13, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	9)	Warrant issued by ViryaNet to GE Capital Equity Investments, Inc. to purchase Ordinary Shares dated effective February 21, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	10)	Letter of Credit issued by Bank Hapoalim B.M. to ViryaNet dated February 10, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

Exhibit Index	Description of Document
	11)	Letter from Bank Hapoalim B.M. to ViryaNet dated July 14, 2003.	Translation. Filed as exhibit 11 of the Company’s 20-F for the year ending December 31, 2002 and incorporated herein by reference.

	12)	Share Purchase Agreement dated July 28, 2003, by and among the company and Telvent GIT, S.A., and exhibits thereof	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2003 and incorporated herein by reference.

	13)	Share Purchase Agreement dated October 30, 2003, among ViryaNet and the investors identified in such agreement, and exhibits thereof	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2003 and incorporated herein by reference.

	14)	Agreements dated November 6, 2003, among ViryaNet and the investors identified in such agreements	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2003 and incorporated herein by reference.

	15)	Agreement and Plan of Merger dated July 9, 2004, among Utility Partners, Inc., ViryaNet and ViryaNet Acquisition Inc., and exhibit thereof.

	16)	Note Purchase Agreement dated July 27, 2004, between ViryaNet and LibertyView Special Opportunities Fund LP, and exhibits thereof

	17)	Share Purchase Agreement dated February 7, 2005, between ViryaNet and Telvent Investments, S.L. and exhibits thereof

	18)	Letter dated March 14, 2005, between ViryaNet and Bank Hapoalim Ltd.	Translated from the Hebrew original.

	19)	Warrant dated March 14, 2005, issued by ViryaNet to Bank Hapoalim Ltd. to purchase Ordinary Shares

	20)	Asset Purchase Agreement dated June 1, 2005, between ViryaNet and e-Wise Solutions as amended.

4(b)	1)	Lease for approximately 16,950 square feet of office space in Jerusalem, Israel.	Filed as Exhibit 10.14 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	A new Lease agreement reducing the current Company premises leased in Jerusalem, Israel, to an area of approximately 7,600 square feet of office space, dated February 25, 2002 (as summarized and translated into English).	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	3)	Lease for approximately 13,807 square feet in Southborough, Massachusetts.	Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	4)	Lease for approximately 20,000 square feet located in Alpharetta, Georgia.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

Exhibit Index	Description of Document
	5)	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst and Young Global

	6)	First Amendment to the Lease Agreement by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.	Filed as Exhibit 4(b) of the Company’s 20-F for the year ending December 31, 2002.

	7)	Promissory Notes by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.	Filed as Exhibit 4(b) of the Company’s 20-F for the year ending December 31, 2002.

4(c)	1)	The Company’s 1996 Stock Option and Incentive Plan.	Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	The Company’s 1997 Stock Option and Incentive Plan.	Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	3)	The Company’s 1998 Stock Option and Incentive Plan.	Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	4)	The Company’s 1999 Stock Option and Incentive Plan.	Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	5)	Form of Indemnification Agreement entered into with directors and officers of the Company.	Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	6)	Tender Offer Statement under Section 13(e)(1) of the Securities Exchange Act of 1934.	Filed on Form SC TO-I, No. 005-60313 and incorporated herein by reference.

99.1	1)	Certification of Paul V. Brooks and Albert A. Gabrielli pursuant to 18 U.S.C. Section 1350

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southborough, Massachusetts, on this 15th day of July, 2005.

VIRYANET LTD.

By:	/s/ Paul V. Brooks
Paul V. Brooks President and Chief Executive Officer

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN U.S. DOLLARS

■ Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	■ Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

VIRYANET LTD.

We have audited the accompanying consolidated balance sheets of ViryaNet Ltd. (“the Company”) and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 29, 2005	A Member of Ernst & Young Global

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2003	2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,087	$2,943
Trade receivables (net of allowance for doubtful accounts of $ 52 for 2003 and 2004)	1,792	1,288
Unbilled receivables	255	158
Other accounts receivable and prepaid expenses (Note 3)	986	918

Total current assets	8,120	5,307

SEVERANCE PAY FUND	638	735

PROPERTY AND EQUIPMENT, NET (Note 4)	630	310

GOODWILL (Notes 1b, 1c)	2,772	6,516

CUSTOMER RELATIONSHIP, NET (Notes 1c, 5c)	—	898

OTHER INTANGIBLE ASSETS, NET (Notes 1b, 1c, 5)	70	632

Total assets	$12,230	$14,398

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2003	2004
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 6)	$908	$1,513
Current maturities of long-term bank loan (Note 8)	1,036	1,045
Trade payables	905	1,118
Deferred revenues	1,304	2,729
Other accounts payable and accrued expenses (Note 7)	2,907	2,334

Total current liabilities	7,060	8,739

LONG-TERM LIABILITIES:
Long-term bank loan (Note 8)	1,307	261
Convertible note (Note 9)	—	2,500
Accrued severance pay	1,077	1,220

Total long-term liabilities	2,384	3,981

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS’ EQUITY:
Share capital (Note 11):
Ordinary Shares of NIS 1.0 par value - Authorized: 6,500,000 and 11,000,000 at December 31, 2003 and 2004; Issued and outstanding: 4,490,872 and 5,413,892 shares at December 31, 2003 and 2004, respectively	1,108	1,312
Additional paid-in capital	105,725	108,511
Deferred stock compensation	(102)	(50)
Accumulated other comprehensive loss	(353)	(348)
Accumulated deficit	(103,592)	(107,747)

Total shareholders’ equity	2,786	1,678

Total liabilities and shareholders’ equity	$12,230	$14,398

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2002	2003	2004
Revenues (Notes 13a,15):
Software licenses	$6,611	$4,102	$3,114
Maintenance and services	5,190	7,857	8,806

Total revenues	11,801	11,959	11,920

Cost of revenues:
Software licenses	361	482	288
Maintenance and services	4,380	4,996	6,741

Total cost of revenues	4,741	5,478	7,029

Gross profit	7,060	6,481	4,891

Operating expenses:
Research and development	3,813	2,194	2,069
Less - royalty bearing grants	461	96	—

Research and development, net	3,352	2,098	2,069
Selling and marketing	6,598	4,109	4,367
General and administrative	2,261	1,947	2,149
In-process research and development write-off	480	—	—
Stock compensation expenses (1)	36	20	98

Total operating expenses	12,727	8,174	8,683

Operating loss	(5,667)	(1,693)	(3,792)
Financial expenses, net (Note 14)	(189)	(311)	(363)
Other income	—	350	—

Net loss	$(5,856)	$(1,654)	$(4,155)

Basic and diluted net loss per share	$(2.26)	$(0.55)	$(0.85)

Weighted average number of shares used in computing basic and diluted net loss per Ordinary Share	2,587,948	3,048,319	4,888,062

(1) Stock compensation relates to the following:

Cost of revenues	$—	$—	$2
Selling and marketing	32	—	31
General and administrative	4	20	65

Total	$36	$20	$98

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Ordinary Shares		Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive Loss	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity (deficiency)
	Number	Amount
Balance as of January 1, 2002	2,171,678	$611	$97,962	$(43)	$(436)	$(96,082)		$2,012
Issuance of shares in connection with the acquisition of iMedeon, Inc.	510,055	110	2,843	—	—	—		2,953
Amortization of deferred stock compensation	—	—	—	36	—	—		36
Stock based Compensation related to warrants to a related party	—	—	136	—	—	—		136
Forfeiture of stock options to employees	—	—	(7)	7	—	—		—
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	68	—	$68	68
Net loss	—	—	—	—	—	(5,856)	(5,856)	(5,856)

Total comprehensive loss							$(5,788)

Balance as of December 31, 2002	2,681,733	721	100,934	—	(368)	(101,938)		(651)
Issuance of shares, net of issuance expenses	1,611,089	361	4,232	—	—	—		4,593
Exercise of stock options	112,962	26	158	—	—	—		184
Exercise of warrants to a bank by way of cashless exercise	85,088	—	—	—	—	—		—
Deferred stock compensation to employees	—	—	106	(106)	—	—		—
Amortization of deferred stock compensation	—	—	—	4	—	—		4
Compensation related to warrants granted to a bank	—	—	71	—	—	—		71
Compensation related to warrants granted to consultants	—	—	101	—	—	—		101
Compensation related to warrants granted in regard to settlement agreement with a customer	—	—	123	—	—	—		123
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	15	—	$15	15
Net loss	—	—	—	—	—	(1,654)	(1,654)	(1,654)

Total comprehensive loss							$(1,639)

Balance as of December 31, 2003	4,490,872	1,108	105,725	(102)	(353)	(103,592)		2,786
Issuance of shares in connection with the acquisition of Utility Partners, Inc.	898,485	198	2,738	—	—	—		2,936
Exercise of stock options	24,535	6	34	—	—	—		40
Compensation related to warrants granted to consultants	—	—	14	—	—	—		14
Amortization of deferred stock compensation	—	—	—	52	—	—		52
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	5	—	$5	5
Net loss	—	—	—	—	—	(4,155)	(4,155)	(4,155)

Total comprehensive loss							$(4,150)

Balance as of December 31, 2004	5,413,892	$1,312	$108,511	$(50)	$(348)	$(107,747)		$1,678

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2002	2003	2004
Cash flows from operating activities:
Net loss	$(5,856)	$(1,654)	$(4,155)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,306	974	763
In-process research and development write-off	480	—	—
Accrued severance pay, net	(202)	28	46
Amortization of deferred stock compensation to employees	36	4	52
Compensation related to warrants to a bank	—	14	28
Compensation related to warrants granted in regard to settlement agreement with a customer	—	123	—
Compensation related to warrants to a related party	136	—	—
Compensation related to warrants to consultants	—	16	46
Decrease (increase) in trade receivables and unbilled receivables	460	(134)	674
Decrease (increase) in other accounts receivable and prepaid expenses	366	(141)	114
Increase (decrease) in trade payables	(1,086)	50	122
Increase (decrease) in deferred revenues	91	(136)	861
Decrease in other accounts payable and accrued expenses	(2,481)	(512)	(1,242)
Other	38	2	—

Net cash used in operating activities	(6,712)	(1,366)	(2,691)

Cash flows from investing activities:
Purchase of property and equipment	(71)	(14)	(195)
Proceeds from sale of property and equipment	6	—	—
Decrease in restricted cash	—	30	—
Cash provided in connection with the acquisition of iMedeon (a)	1,804	—	—
Cash used in connection with the acquisition of Utility Partners (b)	—	—	(1,107)

Net cash provided by (used in) investing activities	1,739	16	(1,302)

Cash flows from financing activities:
Short-term bank credit, net	—	898	605
Repayment of short-term bank credit and long term loan	(534)	(2,613)	(1,065)
Proceeds from issuance of convertible note	—	—	2,500
Issuance costs for convertible note	—	—	(29)
Proceeds from issuance of share capital, net	—	4,816	—
Issuance expenses paid in connection with issuance of share capital from prior year	—	—	(193)
Proceeds from exercise of stock options	—	184	40

Net cash provided by (used in) financing activities	(534)	3,285	1,858

Effect of exchange rate on cash and cash equivalents	178	(59)	(9)

Increase (decrease) in cash and cash equivalents	(5,329)	1,876	(2,144)
Cash and cash equivalents at the beginning of the year	8,540	3,211	5,087

Cash and cash equivalents at the end of the year	$3,211	$5,087	$2,943

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2002	2003	2004
Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Interest	$204	$169	$87

Supplemental disclosure of non-cash investing and financing activities:
Refinancing of short-term loan on a long-term basis	$2,400	$—	$—

Issuance expenses to be paid	$—	$223	$—

Compensation related to warrants to a bank	$—	$71	$—

Compensation related to options and warrants to consultants and a settlement agreement with a customer	$—	$224	$14

(a)	Acquisition of iMedeon, Inc.

In February 2002, the Company and its subsidiaries acquired assets and assumed liabilities of iMedeon, Inc., The estimated net fair value of the assets acquired and liabilities assumed as of the date of acquisition was as follows:

Year ended December 31, 2002
Working capital deficiency, excluding cash and cash equivalents	$2,378
Property and equipment	(95)
Current technology	(180)
In process research and development	(480)
Goodwill	(2,772)
Less - amounts acquired by issuance of shares	2,953

$1,804

(b)	Acquisition of Utility Partners, Inc.

In July 2004, the Company and its subsidiaries acquired assets and assumed liabilities of Utility Partners, Inc., The estimated net fair value of the assets acquired and liabilities assumed as of the date of acquisition was as follows:

Year ended December 31, 2004
Working capital deficiency, excluding cash and cash equivalents	$1,408
Property and equipment	(21)
Current technology	(590)
Customer relationship	(965)
Database	(21)
Trademark and tradename	(110)
Goodwill	(3,744)
Less - amounts acquired by issuance of shares	2,936

$(1,107)

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

ViryaNet Ltd. has five wholly-owned subsidiaries: three in the United States (“ViryaNet Inc.” and its subsidiaries “iMedeon Inc.” and “Utility Partners Inc.”, collectively “ViryaNet US”) one in the United Kingdom (“ViryaNet UK”), and one in Japan (“ViryaNet Japan”). See also Note 16c.

The Company’s sales are generated in the United States, Europe and the Middle East and the, Far East. In 2002, 2003 and 2004, sales to major customers constituted 12%, 41% and 25% of the total revenues, respectively. As for major customers, see Note 13b.

The Ordinary Shares of the Company are traded on the Nasdaq SmallCap Market. See also Note 16d.

b.	Acquisition of iMedeon, Inc.:

In February 2002, the Company acquired all the outstanding shares of iMedeon, a United States based company, in a stock-for-stock transaction. iMedeon was a provider of mobile workforce management solutions to the utilities sector. The aggregate purchase price for this transaction was approximately $ 3,650, and consisted of 510,055 of the Company’s Ordinary Shares (estimated fair value of $ 2,953) and transaction expenses of approximately $ 700.

The Company acquired iMedeon in order to accelerate its penetration into the utilities sector, to strengthen its delivery teams and to further strengthen its product offerings.

The Company determined the fair value of the issued shares using Emerging Issues Task Force No. 99-12 “Determination of the Measurement Date For the Market Price of Acquirer Securities Issued in a Purchase Business Combination” (“EITF No. 99-12”). According to EITF No. 99-12 the fair value is determined based on the average market price of the Company’s Ordinary Shares two days before and after the announcement date.

The operations of iMedeon are included in the consolidated statements from the date of acquisition.

The acquisition was accounted for under the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands, except share data

NOTE 1:- GENERAL (Cont.)

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Current assets	$2,595
Property and equipment	95
Technology (1)	180
In process research and development (2)	480
Goodwill	2,772

Total assets acquired	6,122

Current liabilities	(2,472)

Total liabilities assumed	(2,472)

Net assets acquired	$3,650

(1)	See also Note 5.
(2)	In connection with the acquisition, the Company recorded in the year 2002 a one time expense of $ 480 to write-off in-process research and development acquired from iMedeon for which technological feasibility has not yet been established and for which no alternative future use exists.

The following represents the unaudited pro-forma results of operations for the year ended December 31, 2002 assuming that the iMedeon acquisition had been consummated as of January 1, 2001 and 2002, respectively:

	Year ended December 31,
	2001	2002
Revenues	$16,209	$12,043

Net loss	$26,106	$7,614

Basic and diluted net loss per share	$12.02	$2.94

c.	Acquisition of Utility Partners, Inc.:

In July 2004, the Company acquired all the outstanding shares of Utility Partners Inc. (“UP” or “Utility Partners”), a United States based company, for an aggregate purchase price of $ 4,573. Utility Partners was a provider of mobile workforce management solutions to the utilities sector. The aggregate purchase price for this transaction consisted of a cash payment of $ 1,430, issuance of 898,485 of the Company’s Ordinary Shares (estimated fair value of $ 2,936), and transaction expenses of approximately $ 207.

The Company acquired UP in order to solidify its position within the utilities sector, to strengthen its delivery teams and to further strengthen its product offerings

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

The Company determined the fair value of the issued shares using EITF No. 99-12. According to EITF No. 99-12 the fair value is determined based on the average market price of the Company’s Ordinary Shares two days before and after the transaction date.

The operations of UP are included in the consolidated statements from the date of acquisition.

The acquisition was accounted for under the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Current assets	$640
Property and equipment	21
Technology (1)	590
Customer relationship (1)	965
Database (1)	21
Trademark and tradename (1)	110
Goodwill	3,744

Total assets acquired	6,091

Current liabilities	(1,518)

Total liabilities assumed	(1,518)

Net assets acquired	$4,573

(1)	See also Note 5.

The following represents the unaudited pro-forma results of operations for the year ended December 31, 2004 assuming that the UP acquisition had been consummated as of January 1, 2003 and 2004, respectively:

	Year ended December 31,
	2003	2004
Revenues	$15,625	$13,741

Net loss	$1,869	$5,131

Basic and diluted net loss per share	$0.61	$1.05

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

The pro-forma financial information is not necessarily indicative of the consolidated results that would have been attained had the acquisition taken place at the beginning of 2004, nor is it necessarily indicative of future results.

d.	Restructuring charges:

During the fourth quarter of 2002, the Company restructured its sale and support strategy in Europe, changing from a direct to an indirect selling model. This resulted in the termination of personnel and contractors employed directly by ViryaNet U.K.

In connection with the 2002 restructuring plan, Emerging Issues Task Force 94-3 (“EITF 94-3”) “Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity (including certain cost in restructuring)” and Staff Accounting Bulletin No. 100 “Restructuring and Impairment Charges” (“SAB No. 100”) were applied and accordingly, the Company incurred expenses of $ 439, out of which $ 185 were included in cost of maintenance and services, $ 150 in selling and marketing expenses and $ 104 in general and administrative expenses.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Financial statements in U.S. dollars:

Substantially all of the revenues of the Company and ViryaNet U.S. are generated in U.S. dollars (“dollars”). In addition, a substantial portion of the costs of the Company and its subsidiaries is incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its U.S. subsidiaries operate. Thus, the functional and reporting currency of the Company and its U.S. subsidiaries is the dollar. Accordingly, amounts in currencies other than U.S. dollars have been translated as follows:

Monetary balances - at the exchange rate in effect on the balance sheet date.

Nonmonetary balances – at the historical rate in effect as of the date of recognition of the transaction.

Revenues and cost - at the exchange rate in effect as of the date of recognition of the transaction.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

All the exchange gain and losses from the remeasurement mentioned above are reflected in the statement of operations in financial expenses (income), net.

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

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries (“the Group”). Intercompany balances and transactions including profit from intercompany sales not yet realized outside the group, have been eliminated upon consolidation.

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

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers, peripheral equipment and software	33
Office furniture and equipment	6 - 25
Leasehold improvements	Over the lesser term of the lease or useful life

Intangible assets:

Intangible assets are presented at cost. The intangible assets amortized over their useful lives on the straight-line method for the following periods:

Amortization period in years
Technology	3
Customer relationship	6
Database	2
Trademark and tradename	4

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impairment of long-lived assets:

The Company and its subsidiaries’ long-lived assets, including identifiable intangible assets, are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2002, 2003 and 2004, no impairment losses have been identified.

Goodwill:

Under Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

SFAS No. 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. During 2002, 2003 and 2004, no instances of impairment were found.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from software license agreements are recognized, in accordance with Statement Of Position No. 97-2, “Software Revenue Recognition”, as amended (“SOP No. 97-2”). SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions,” (“SOP No. 98-9”). SOP No. 98-9 requires that revenue be recognized under the “residual method” when vendor specific objective evidence (“VSOE”) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method any discount in the arrangement is allocated to the delivered element.

Generally, Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. The Company does not grant a right of return to its customers.

The Company recognized revenues during 2002 on licensing transactions as payments were due, provided collectibility of the amount was deemed probable, or as payments were collected.

For 2003 and 2004, the Company believes that it has attained a sufficient history of successfully collecting on licensing transactions with payments terms of three months or less without making a concession. As a result, the Company recognized revenues on such arrangements upfront on the date of the delivery, provided collectibility was deemed probable at the date of the transaction.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement, which is, in most cases, one year. Revenue from rendering services such as consulting, implementation and training are recognized as work is performed. The VSOE of fair value of the undelivered elements is determined based on the price charged for the undelivered element when sold separately.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from software licenses that require significant production, customization, or modification are recognized in accordance with Statement of Position No. 81-1, “Accounting for Performance of Construction - Type and Certain Production - Type Contracts” (“SOP No. 81-1”), using contract accounting on a percentage of completion method, based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract and in accordance with the “Input Method”. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2004, no such estimated losses were identified.

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

The following table describes the allocation of deferred revenue for the periods ended on December 31:

	2003	2004
Maintenance and support	$1,277	$2,378
Professional services	27	351

Total deferred revenue	$1,304	$2,729

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and unbilled receivables.

The majority of the Company’s cash and cash equivalents is invested in dollar instruments with major banks in the United States and Israel. Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

The Company’s trade receivables and unbilled receivables are derived from sales to customers located primarily in the United States, Europe, Far East and Middle East. The Company and its subsidiaries perform ongoing credit evaluations of their customers and has insured itself against credit associated with some of its trade receivables. In management’s opinion, the allowance for doubtful accounts adequately covers anticipated losses with respect to its accounts receivable. An allowance for doubtful accounts is established when the Company has determined that the account is doubtful of collection.

The Company and its subsidiaries had no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Convertible note:

The Company presents the outstanding principal amount of its convertible note as a long-term liability, in accordance with APB No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”). The debt is classified as a long-term liability until the date of conversion on which it would be reclassified to equity, or at the first contractual redemption date, on which it would be reclassified as a short-term liability. Accrued interest on the convertible note is included in “other payables and accrued expenses”.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148 “Accounting for Stock-Based Compensation” (“SFAS No. 148”), which amended certain provisions of SFAS 123. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

The expenses related to stock-based employee compensation included in the determination of net loss for 2002, 2003 and 2004 is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS No. 123. If the Company and its subsidiaries had elected to adopt the fair value recognition provisions of SFAS No. 123 as of its original effective date, pro-forma net loss and pro-forma basic and diluted net loss per share would be as follows:

Pro-forma information under SFAS No. 123 is as follows:

	Year ended December 31,
	2002	2003	2004
Net loss as reported	$(5,856)	$(1,654)	$(4,155)
Add - stock based compensation - intrinsic value	36	4	52
Deduct - stock-based compensation - fair value	(179)	(301)	$(433)

Pro forma net loss	$(5,999)	$(1,951)	$(4,536)

Basic and diluted net loss per share, as reported	$(2.26)	$(0.55)	$(0.85)

Pro forma basic and diluted loss per share	$(2.32)	$(0.64)	$(0.93)

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expenses over the options’ vesting period.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of stock options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions for 2002, 2003 and 2004:

	2002	2003	2004
Dividend yield	0%	0%	0%
Expected volatility	0.5	1.65	0.8
Risk-free interest	3%	2%	3.5%
Expected life of up to	4 years	2 years	4 years

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

Royalty-bearing grants:

Royalty-bearing grants from the Office of the Chief Scientist (“OCS”) and from the Binational Industrial Research and Development Foundation (“BIRD-F”) for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants amounted to $ 461, $ 96 and $ 0 in 2002, 2003 and 2004, respectively.

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

Severance expenses for the years ended December 31, 2002, 2003 and 2004 amounted to approximately $ 753, $ 117 and $ 138, respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, trade receivables, unbilled receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair values due to the short-term maturity of such instruments.

Value of long-term bank loan approximates fair value due to the variable interest rate on this loan.

Convertible note is estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the convertible note approximates its fair value.

Net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net loss per share is computed based on the weighted-average number of Ordinary Shares outstanding during each year, plus dilutive potential Ordinary Shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS No. 128”).

All outstanding stock options, warrants and shares issuable upon conversion of the convertible note have been excluded from the calculation of the diluted net loss per Ordinary Share because all such securities are anti-dilutive for all periods presented. The total weighted-average number of shares related to the outstanding options, warrants and shares issuable upon conversion of the convertible note excluded from the calculations of diluted net loss per share, was 738,200, 662,776 and 1,361,486 for the years ended December 31, 2002, 2003 and 2004, respectively.

Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year’s presentation.

The reclassification had no effect on previously reported net loss, shareholders’ equity or cash flows.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impact of recently issued accounting standards:

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment”, which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Statement 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends FASB Statement No. 95, “Statement of Cash Flows”. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt Statement 123(R) on January 1, 2006 (the effective date).

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

A “modified-prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

A “modified-retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for FAS 123(R) purposes. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on the Company result of operations, although it will have no impact on the Company overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2003	2004
Prepaid expenses	$541	$726
Employees	52	58
Government authorities	93	134
Due from insurance company	202	—
Other	98	—

	$986	$918

NOTE 4:- PROPERTY AND EQUIPMENT, NET

a.	Composition:

	December 31,
	2003	2004
Cost:
Computers, peripheral equipment and software	$5,342	$5,532
Office furniture and equipment	929	956
Leasehold improvements	535	535

	6,806	7,023
Accumulated depreciation	6,176	6,713

Depreciated cost	$630	$310

Depreciation expenses for the years ended December 31, 2002, 2003 and 2004 were approximately $ 1,256, $ 914 and $ 537, respectively.

b.	As for charges, see Note 10c.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands

NOTE 5:- OTHER INTANGIBLE ASSETS, NET

a.	Cost:

	December 31,
	2003	2004
Technology	$180	$770
Database	—	21
Trademark and tradename	—	110

	180	901

Accumulated amortization:
Technology	110	254
Database	—	4
Trademark and tradename	—	11

	110	269

Amortized cost	$70	$632

See also Notes 1b, 1c.

b.	Amortization expenses amounted to $ 50, $ 60 and $ 159 for the years ended December 31, 2002, 2003 and 2004, respectively.

c.	Customer relationship acquired as part of the acquisition of UP (see also Note 1c). Amortization expenses amounted to $ 0, $ 0 and $ 67 for the years ended December 31, 2002, 2003 and 2004, respectively.

d.	Following is the estimated amortization expenses with respect to identifiable intangible assets for the years ended:

December 31,
2005	$406
2006	391
2007	303
2008	177
2009	161

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands

NOTE 6:- SHORT-TERM BANK CREDIT

In February 2002, Bank Hapoalim (“the Bank”) agreed to extend the line of credit, which allowed the Company to borrow up to $ 6,000 until January 31, 2003.

In connection with the credit line, the Company granted warrants to the Bank (see also Note 11c).

On December 31, 2002, short and long-term borrowings under the line of credit were $ 5,023 in total. In January 2003, the line of credit was terminated and replaced by (i) a short-term loan in the amount of $ 3,450 which was subject to repayment by July 21, 2003, and (ii) short-term debt in the amount of $ 1,573 which was reduced by $ 665 during the year to an ending balance of $ 908 (comprised of $ 898 in short-term bank debt and $ 10 used in the overdraft facility with the Bank, as detailed below).

In July 2003, the Bank agreed to convert $ 2,400 out of the $ 3,450 short-term loan into a long-term loan (see also Note 8) and the remaining loan balance of $ 1,050 was repaid by November of 2003. In total, $ 1,715 of bank debts was repaid during the year.

As of December 31, 2004, the Company has an overdraft facility with the Bank of up to $ 137 out of which the Company used $ 13 and a short-term loan in the amount of $1,500. The weighted-average interest on the credit line and on the short-term loan was approximately 4% and 5%, respectively.

NOTE 7:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2003	2004
Accrued expenses	$1,838	$923
Employees and payroll accruals	1,069	1,411

	$2,907	$2,334

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 8:- LONG-TERM BANK LOAN

a.	Composed as follows:

	Currency	Interest rate	December 31,
			2003	2004
Loan from a bank (1)(2)	U.S. $	Libor + 2.75%	$2,343	$1,306
Less - current maturities			1,036	1,045

			$1,307	$261

(1)	In July 2003, the Company entered into a financing agreement with Bank Hapoalim, in which $ 2,400 short-term loan was converted into a long-term loan. The loan is payable quarterly in equal installments over a two and a half years period beginning on January 1, 2004, with interest payable quarterly at a rate of Libor + 2.75%. The debt restructure was subject to certain conditions. As of December 31, 2004, the Company did not comply with one condition set under the long-term loan agreement. The Company received a written waiver from the Bank, under which, the Bank agreed not to act upon their contractual rights on the Company’s default. Additionally, subsequent to the balance sheet date, the Bank agreed to replace such conditions with new conditions starting on January 1, 2006 (See Note 16a). The Company applied the guidelines of Emerging Issues Task Force No. 86-30, “Classification of Obligations When a Violation is Waived by the Creditor” (“EITF No. 86-30”), for classifying the obligation as long-term loan. As part of the agreement, the warrant previously issued to the Bank was amended to cover 100,000 Ordinary Shares of the Company and the exercise price for all such shares was repriced to $ 1.00 per share (see also Note 11). Under the financing agreement with Bank Hapoalim, as the bank has a floating charge on all of the Company’s assets, the Company may require the consent of the Bank to effect a funding if it is structured as a secured debt financing.
(2)	In accordance with APB No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”), the Company allocated a portion of the proceeds to the warrants, based on their applicable fair values. Amounts allocated to the warrants totaling $ 71, were recorded as additional paid in capital against a discount on the Loan. The discount related to the loan is amortized as financial expenses over the term of the Loan.

The fair value of the warrants was estimated at the grant date using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%, dividend yield of 0%, volatility factors of the expected market price of the Company’s Ordinary Shares of 1.65 and an expected life of four years.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 8:- LONG-TERM BANK LOAN (Cont.)

b.	The aggregate annual maturities of the long-term loan are as follows:

December 31, 2004
2005	$1,045
2006	261

$1,306

An amount of $ 29, which relates to the discount, was deducted from the principal amount of the loan.

c.	As for charges, see Note 10c(1).

NOTE 9:- CONVERTIBLE NOTE

On July 28, 2004, the Company issued to LibertyView Special Opportunities Fund, L.P. (“LibertyView”) $ 2,500 aggregate principal amount of 7.5% Convertible Note (“the Note”) due July 28, 2014. The Company is obligated to pay interest on the Note on a quarterly basis commencing October 15, 2004, with interest to be paid either in cash or registered Ordinary Shares of the Company, at the discretion of the Company.

The Note is convertible, at the option of LibertyView at any time before the maturity date, into Ordinary Shares of the Company at a fixed conversion price of $ 4.2996 per Ordinary Share. LibertyView also has an option to require the Company to purchase the Note for an amount equal to 100% of the principal amount plus accrued and unpaid interest, on July 15, 2008, July 15, 2009 and July 15, 2011. If LibertyView elects to require the Company to purchase the Note, the Company can elect to pay the repurchase price in cash, Ordinary Shares or a combination thereof. The Note is also subject to repurchase for cash, at LibertyView’s option and at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, on the occurrence of certain events, including the following: (i) an acquisition of the Company for cash only, (ii) an acquisition of the Company by another company whose market value is less than $ 25,000, (iii) if the Company ceases to be traded on The Nasdaq SmallCap Market (see also Note 16e), and (iv) if the Company is subject to bankruptcy or similar proceedings.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 9:- CONVERTIBLE NOTE (Cont.)

As of December 31, 2004, the Note is presented as a long-term liability. The Note was issued with a conversion price equal to $ 4.2996 per share. In accordance with Emerging Issues Task Force No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, (EITF No. 98-5”) and Emerging Issues Task Force No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, (“EITF No. 00-27”), no beneficial conversion features was recognized nor recorded.

In connection with the Note, the Company agreed to file an F-3 Registration Statement covering the Ordinary Shares which may be issued upon conversion of the Note within the earlier of (i) 60 days from the date of the Note, and (ii) 5 business days after the registration statement that was filed with the SEC prior to the date of the Note is declared effective by the SEC. In that respect, the Company has also agreed that in the event that the F-3 is not filed on time or not declared effective by the SEC within 90 days after it is filed, the Company shall pay LibertyView a cash compensation equal to 1% of the loan under the Note per each month of delay (on a pro-rated basis).

Subsequent to the balance sheet date, on May 27, 2005, the Company entered into a letter agreement with LibertyView under which the Company has agreed to issue to LibertyView 50,000 Ordinary Shares and pay it a cash amount of $ 40 as sole and complete remedy for the Company’s inability to meet such registration deadlines.

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments:

Under the Company’s research and development agreements with the OCS and BIRD-F, and pursuant to applicable laws, the Company is required to pay royalties at the rate of between 3% to 5% on revenues derived from products developed with royalty-bearing grants provided by the OCS and BIRD-F, in an amount of up to 100% of the grants received from the OCS and 150% of the research and development grants received from the BIRD-F. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required.

Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits. Royalties payable with respect to grants received from BIRD-F are linked to the Consumer Price Index in the United States.

Through December 31, 2004, the Company has paid or accrued royalties to the OCS and BIRD-F in the amounts of $ 13 and $ 0, respectively. As of December 31, 2004, the aggregate contingent liability to the OCS and BIRD-F amounted to $ 372 and $ 868, respectively. The Company has notified the BIRD-F that the project supported by the BIRD-F has failed and that consequently it believes that it will not be required to pay the BIRD-F any royalties from the sale of any of its products. Therefore, as of December 31, 2004, the Company has not paid or accrued royalties relating to the repayment of BIRD-F grants.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Lease commitments:

The Company’s facilities, its subsidiaries’ facilities and its vehicles are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2008.

Future minimum rental payments under non-cancelable operating leases are as follows:

	Facilities	Vehicles	Total
2005	$651	$231	$882
2006	432	227	659
2007	252	235	487
2008	126	—	126

Total	$1,461	$693	$2,154

Facilities lease expenses for the years ended December 31, 2002, 2003 and 2004 were approximately $ 845, $ 571 and $ 661, respectively.

Vehicles lease expenses for the years ended December 31, 2002, 2003 and 2004 were approximately $ 226, $ 204 and $ 203, respectively.

c.	Charges and guarantees:

1.	The Company has a floating charge on all of its assets in favor of the Bank.

2.	The Company obtained bank guarantees in the amount of $ 94, in order to secure an office lease agreement.

NOTE 11:- SHAREHOLDERS’ EQUITY

The Ordinary Shares of the Company are traded on the Nasdaq SmallCap Market. (See also Note 16d).

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

General:

1.	The Ordinary Shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, the right to receive dividends, if declared, and the right to receive any remaining assets of the Company upon liquidation, if any, after full payment is made to any creditors.

2.	In November 2003 and July 2004, the Company’s shareholders approved in the annual general meeting an increase in the Company’s authorized share capital by 2,300,000 and 4,500,000 Ordinary Shares, respectively.

3.	In August 2003, the Company issued to a private investor 539,258 Ordinary Shares at a price per share of $ 1.854 in a consideration of $ 1,000 (issuance expenses amounted to $ 83).

4. a)	In November 2003, the Company issued to financial institutions and a group of private investors 517,322 Ordinary Shares at a price per share of $ 3.406 for the consideration of $ 1,762.

As part of the investment agreement, the Company granted the investors warrants to purchase 93,723 Ordinary Shares of the Company at an exercise price of $ 4.70 per share. The warrants are exercisable no later than November 2006, or, at the time of a change of control. As of December 31, 2004, all of the above warrants are outstanding.

b)	In December 2003, the Company issued to venture capital firms and private investors 554,509 Ordinary Shares at a price per share of $ 4.036 for the consideration of $ 2,238.

As part of the investment agreement, the Company granted the investors warrants to purchase 84,644 Ordinary Shares of the Company at an exercise price of $ 6.61 per share. The warrants are exercisable no later than December 2006, or, at the time of a change of control. As of December 31, 2004, all of the above warrants are outstanding.

Aggregate issuance expenses in both rounds described above, amounted to $ 324.

c)	In connection with the November and December 2003 investment agreements, the Company paid its investment consultants a commission of $ 143 (recorded as issuance expenses) and granted to the consultant warrants to purchase:

(1)	5,872 Ordinary Shares of the Company at an exercise price of $ 3.046 per share. The warrants are exercisable no later than November 2006, or at the time of a change of control.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

(2)	10,301 Ordinary Shares of the Company at an exercise price of $ 6.61 per share. The warrants are exercisable no later than December 2006, or at the time of change of control.

(3)	18,580 Ordinary Shares of the Company at an exercise price of $ 4.89 per share. The warrants are exercisable no later than December 2006, or at the time of change of control.

As of December 31, 2004, all of the above warrants are outstanding.

5.	In July 2004, the Company issued a total of 898,485 Ordinary Shares related to the acquisition of Utility Partners Inc. (see also Note 1d).

Stock options:

1.	Under the Company’s 1996, 1997, 1998 and 1999 Stock Option Plans (“the Plans”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries.

Pursuant to the Plans, the Company reserved for issuance 140,000, 50,000, 150,000 and 300,000 Ordinary Shares, respectively. In 2002, 2003 and 2004, the Company increased the number of shares reserved for issuance under the 1999 Stock Option Plan by additional 300,000, 200,000 and 350,000 shares, respectively.

As of December 31, 2004, an aggregate of 237,204 Ordinary Shares of the Company were available for future grant.

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

2.	During 2003, the Company decided to extend the exercise period for certain grants. The extension was accounted for in accordance with FIN 44, by applying a new measurement date, which resulted in no additional compensation expenses.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

3.	The following is a summary of the Company’s employees’ and directors’ stock option activity under the Plans and related information:

	Year ended December 31,
	2002		2003		2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding - beginning of the year	547,130	$26.06	520,554	$7.85	665,434	$4.13
Granted	520,798	$2.87	336,750	$1.59	418,000	$2.12
Exercised	—	$—	(89,962)	$1.64	(19,535)	$1.61
Forfeited/canceled	(547,374)	$21.31	(101,908)	$8.96	(53,656)	$5.15

Outstanding - end of the year	520,554	$7.85	665,434	$4.13	1,010,243	$3.33

Options exercisable	423,029	$5.82	327,082	$6.56	461,275	$4.93

The options outstanding as of December 31, 2004, under the Plans, have been separated into ranges of exercise price, as follows:

Range of exercise price	Options outstanding as of December 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2004	Weighted average exercise price of options exercisable
$ 1.59-1.64	470,280	5.51	$1.61	339,313	$1.62
$ 2.00-2.33	418,000	6.71	$2.12	—	$—
$ 4.10-6.11	105,113	3.89	$5.38	105,112	$5.38
$ 23.00-57.50	8,450	1.84	$38.11	8,450	$38.11
$ 80.00-110.00	8,400	2.53	$99.52	8,400	$99.52

$ 1.59-110.00	1,010,243		$3.33	461,275	$4.93

The Company has recorded deferred compensation for options issued with an exercise price below the market price of the Ordinary Shares at the date of grant. The deferred compensation is amortized and recorded as compensation expense ratably over the vesting period of the option. Compensation expenses of approximately $ 20 and $ 92, were recognized during the years ended December 31, 2003 and 2004, respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

The weighted average fair values of options granted for the years ended December 31, 2002, 2003 and 2004, were:

	For exercise price on the grant date that:
	Equals market price			Exceeds market price			Is less than market price
	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2002	2003	2004	2002	2003	2004	2002	2003	2004
Weighted average exercise prices	$2.83	$1.59	$2.12	$—	$—	$—	$—	$1.59	$—

Weighted average fair values on grant date	$1.02	$1.10	$1.01	$—	$—	$—	$—	$4.36	$—

4.	Options issued to consultants:

a)	The Company’s outstanding options to consultants as of December 31, 2004, are as follows:

Issuance date	Options for Ordinary Shares	Exercise price per share	Options exercisable	Exercisable through
December 1996	8,000	$11.24	8,000	December 2006 (*)
September 1998	4,000	$37.50	4,000	January 2006
November 1998	1,000	$37.50	1,000	December 2006
November 1999	1,200	$57.50	1,200	November 2006
March 2000	200	$120.00	200	March 2007
December 2000	100	$25.70	100	December 2007
January 2002	5,000	$4.10	5,000	January 2009
September 2002	19,060	$1.64	19,060	September 2009
August 2003	25,250	$1.59	25,250	August 2010
August 2004	2,500	$2.00	2,500	August 2011

Total	66,310		66,310

(*)	The options were exercisable through December 2002. If not exercised, they are automatically renewed for one additional year, each time, for up to four years, through December 2006. The exercise price will be increased by 6% compounded each year.

b)	The Company had accounted for its options to consultants under the fair value method of SFAS No. 123. EITF 96-18 and EITF 00-18. The fair value for these options was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2003 and 2004: risk-free interest rates of 3%, 2% and 2%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary Shares of 0.5, 1.65 and 0.85, respectively, and a contractual life of the options of approximately 2 years for each year.

c)	During 2004, one of the consultants exercised 5,000 options for Ordinary Shares of the Company at an exercise price of $ 1.59 per share.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

Warrants:

1.	Warrants issued for financing transactions:

a)	In connection with an additional credit line received in April 2001, which was extended in February 2002, the Company issued to a subsidiary of Bank Hapoalim, a warrant to purchase an additional 60,000 Ordinary Shares of the Company for an aggregate exercise price of $ 5.00 per share. This warrant was later amended and repriced as explained in note 1(b) below.

During 2001, the Company recorded a compensation of approximately $ 87, which was included in the financial expenses. This transaction was accounted for according to APB 14.

The fair value of this warrant was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 3%, a volatility factor of 0.68, dividend yield of 0% and a contractual life of the warrants of two years.

b)	In July 2003, the Company entered into a refinancing agreement with Bank Hapoalim, in which $ 2,400 out of the line of credit was converted into a long-term loan (also see Note 8).

As part of the agreement, the warrant issued in February 2002 was amended to cover 100,000 Ordinary Shares of the Company at an exercise price of $ 1.00 per each of the shares covered under the warrant. The warrant was exercisable during a period of four years from the date of grant. In November 2003, the bank exercised the warrant into 85,088 Ordinary Shares, in a cashless exercise.

During 2003 and 2004, the Company recorded a compensation of approximately $ 14 and $ 28, respectively, which was included in the financial expenses. This transaction was accounted for according to APB 14.

2.	Warrants issued to customers:

In October 2003, the Company signed a settlement agreement with one of its customers. As part of the agreement, the Company granted the customer warrants to purchase 52,000 Ordinary Shares of the Company at an exercise price of $ 1.59 per share (exercise no later than October 2006).

The estimated fair value of the warrants was $ 123. The fair value of these warrants was determined using the Black-Scholes pricing model, assuming a risk-free interest rate of 2%, a volatility factor of 1.2, dividend yields of 0%, and a contractual life of three years.

This transaction was accounted for according to SFAS No. 123 and EITF 96-18.

As of December 31, 2004, all of the above warrants are outstanding.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

3.	Warrants to others:

a)	In February 2002, the Company granted to a related party, at that time, with respect to marketing activities, a warrant to purchase 67,223 Ordinary Shares of the Company, at an exercise price of $ 5.15 per share. The Company accounted for its warrant under the fair value method of SFAS No. 123 and according to EITF 96-18. At the grant date, the fair value of the warrant was determined using the Black-Scholes option pricing model, assuming a risk-free rate of 3%, a volatility of 0.5, dividend yield of 0% and a contractual life of 3 years. In relation to the warrants, the Company recorded $ 136 as sales and marketing expenses.

As of December 31, 2004, all of the above warrants are outstanding.

b)	In May 2003, the Company reached an agreement with a provider of marketing service, in which the provider received a warrant to purchase 119,336 Ordinary Shares of the Company at an exercise price of $ 0.58 per share. The warrant may be exercised in whole or in part no later than May 2006.

The fair value of the warrant in the amount of $ 50, was estimated using the Black- Scholes model, assuming a risk-free interest rate of 2%, a volatility factor of 1.2, dividend yields of 0%, and a contractual life of three years, and was recorded as prepaid expenses and is amortized ratably over the service period.

As of December 31, 2004, all of the above warrants are outstanding.

c)	In June 2004, the Company granted to a third party with respect to marketing activities, a warrant to purchase 4,000 Ordinary Shares of the Company at an exercise price of $ 4.48 per share. The warrant may be exercised in whole or in part no later than June 2007. The fair value of the warrant in the amount of $ 14, was estimated using the Black-Scholes model, assuming a risk-free interest rate of 3%, a volatility factor of 1.4, dividend yields of 0%, and a contractual life of three years, and was recorded as prepaid expenses and is amortized ratably over the service period.

The transactions were accounted for according to EITF 00-18 “Accounting for Certain Transactions Involving Equity Instruments Granted to Other Than Employees”.

As of December 31, 2004, all of the above warrants are outstanding.

Dividends:

Dividends, if any, may be paid in NIS or in non-Israeli currency. Dividends paid to shareholders in non-Israeli currency may be converted into dollars, on the basis of the exchange rate prevailing at the time of payment. The Company does not intend to pay cash dividends in the foreseeable future.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

The Company’s production facilities have been granted an “Approved Enterprise” status under the law, for three separate investment programs, which were approved in February 1989, March 1995 and April 1998.

The status of “Approved Enterprise” granted for the February 1989 investment program has expired.

Pursuant to the Capital Investment law, the Company has elected for its other two investment programs the “alternative benefits” track and has waived Government grants in return for a tax exemption. Accordingly, income derived from these programs will be tax-exempt for a period of ten years commencing with the year in which it first earns taxable income, subject to certain conditions.

The period of tax benefits described above is subject to limits of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. Accordingly, the period of the benefit relating to these investment programs will expire between 2009 to 2012.

As the Company currently has no taxable income, the benefits from all these programs have not been yet utilized.

If the retained tax-exempt income were distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (tax rate of 10% - 25% on the amount distributed). In addition, these dividends will be subject to a 15% withholding tax. The Company’s Board of Directors has determined that such tax-exempted income will not be distributed as dividends.

In the event of failure to comply with the conditions stipulated by the above law and the instruments of approval for the specific investments in “approved enterprises”, maintain the development and production nature of its facilities, and finance of at least 30% of the investment program by equity, may be subject to corporate tax in Israel at the regular corporation tax rate of 35% in 2004, and 34%, 32% and 30% in 2005, 2006 and 2007, respectively and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

The law also grants entitlement to accelerated depreciation claim on equipment used by the “Approved Enterprise” during five tax years.

Income from sources other than the “Approved Enterprise”, during the benefit period, will be subject to tax at the regular rate prevailing at that time.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

A recent amendment to the Investment Law (the “Amendment”), which has been officially published and effected since of April 1, 2005, has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

Net operating losses carryforward:

The Company has accumulated losses for tax purposes as of December 31, 2004, in the amount of approximately $ 16,000, which may be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2004, ViryaNet UK had accumulated losses for income tax purposes of approximately $ 17,500, which can be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2004, ViryaNet Japan had accumulated losses for income tax purposes of approximately $ 1,500, which can be carried forward and offset against taxable income for 10 years and expire from 2008 to 2014.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

As of December 31, 2004, the U.S. subsidiary had U.S. federal net operating loss carryforward for income tax purposes in the amount of approximately $ 62,500. Net operating loss carryforward arising in taxable years beginning before August 6, 1997, can be carried forward and offset against taxable income for 15 years and expiring between 2010 and 2012. Net operating loss carryforward arising in taxable years beginning after August 6, 1997 can be carried forward and offset against taxable income for 20 years and expiring between 2017 and 2024.

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

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2003	2004
Deferred tax assets:
US net operating loss carryforward	$21,388	$21,861
UK net operating loss carryforward	5,243	5,245
Japan net operating loss carryforward	465	531

Total deferred tax assets before valuation allowance	27,096	27,637
Valuation allowance	(27,096)	(27,637)

Net deferred tax asset	$—	$—

As of December 31, 2004, ViryaNet UK, ViryaNet US and ViryaNet Japan have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, since they have a history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

The Company expects that during the period these tax losses are utilized, its income would be substantially tax-exempt. Accordingly, there will be no tax benefit available from such losses and therefore no deferred income taxes or valuation allowances have been included in these financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

Loss before taxes consists of the following:

	Year ended December 31,
	2002	2003	2004
Domestic	$2,741	$434	$2,101
Foreign	3,115	1,220	2,054

	$5,856	$1,654	$4,155

Tax rates:

On June 29, 2004, the Israeli Government passed the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004, which progressively reduces the tax rates applicable to companies from 36% to 35% in 2004 and to a rate of 30% in 2007. The amendment had no impact on the Company’s financial statement.

Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

In 2002, 2003 and 2004, the main reconciling item of the statutory tax rate of the Company (36% - in 2002 and 2003, 35% - in 2004) to the effective tax rate (0%) is tax loss carryforwards and other deferred tax assets for which a full valuation allowance was provided.

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

The following presents total revenues for the years ended December 31, 2002, 2003 and 2004 and long-lived assets as of December 31, 2002, 2003 and 2004:

	Year ended December 31, 2002		Year ended December 31, 2003		Year ended December 31, 2004
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
United States	$6,690	$1,324	$8,367	$559	$9,409	$1,635
Europe and Middle East	3,373	314	1,509	126	1,261	195
Far East	1,738	21	2,083	15	1,250	10

	$11,801	$1,659	$11,959	$700	$11,920	$1,840

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands

NOTE 13:- SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.	Major customers data as a percentage of total revenues:

	Year ended December 31,
	2002		2003		2004
	%
Customer A	—		—		15
Customer B	*	)	16		10
Customer C	—		13		—
Customer D	12		12		—
Customer E	*	)	*	)	—

*)	Represents less than 10% of total revenues.

NOTE 14:- SELECTED STATEMENTS OF OPERATIONS DATA

Financial expenses, net:

	Year ended December 31,
	2002	2003	2004
Financial expenses:

Interest	$(229)	$(146)	$(256)
Other expenses	(85)	(69)	(48)
Foreign currency translation adjustments	(32)	(118)	(130)
Stock-based compensation related to options to Bank Hapoalim	—	(14)	(28)

	(346)	(347)	(462)

Financial income:

Interest	59	22	11
Foreign currency translation adjustments	98	14	88

	157	36	99

	$(189)	$(311)	$(363)

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 15:- RELATED PARTIES TRANSACTIONS

a.	In June 1999, the board of directors approved the issuance of 17,390 Series C-2 Preferred shares, to its chairman in consideration of $ 100, which the Company loaned to him. The loan was approved by the shareholders in June 2000 and bears an annual interest at the rate of 6.5%. Repayment of the loan is due when the chairman sells or otherwise disposes of the shares, subject to the loan. In addition, the Company, at its sole discretion, may call for immediate repayment of the loan and the interest thereon in the event that (i) the chairman becomes bankrupt or files a motion for bankruptcy, or (ii) the chairman ceases to remain in the employment of the Company for any reason.

b.	On May 28, 2001, the Company entered into a loan agreement with its former Chief Executive Officer for a principal sum of $ 52. Under the loan agreement, as amended, repayment of such loan amount by the officer (together with an interest equal to the applicable Federal Rate as published by the IRS on the date of the loan agreement) shall be made upon the earlier to occur of: (i) May 28, 2005 (ii) termination of the officer’s employment with the Company, or (iii) such time as the officer elects to repay the loan. In addition, under the loan agreement the officer shall not be required to repay any outstanding loan amount in the event that his employment with the Company is terminated by the Company without cause. On May 16, 2005, after the officer has resigned from the Board of Directors and concurrently with the entering into a part-time employment with the former officer, the Company extended the repayment date of the loan to May 28, 2006.

c.	On July 21, 2003, the board of directors and audit committee approved an agreement with a director of the Company, to provide project management services to the Company in connection with its engagements with customers and prospects. The compensation provided under the terms of this agreement is based on the average compensation provided to employees providing similar services to the Company.

d.	Insurances policies with Clal Credit Insurance and Clal Insurance:

During the period from 2002 through 2004, the Company purchased several insurance policies from Clal Credit Insurance and Clal Insurance, both of which are affiliated with The Clal Group, which is the Company’s shareholder. All of these insurance policies include the following items:

2002 - Errors and omissions insurance, fire and general liability insurance, employer’s liability insurance, credit insurance, keyman insurance and travel insurance, for payments that total approximately $ 100.

2003 - Errors and omissions insurance, fire and general liability insurance, employer’s liability insurance, and keyman insurance, for payments that total approximately $ 70.

2004 - Fire and general liability insurance, employer’s liability insurance, and keyman insurance, for payments that total approximately $ 8.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands

NOTE 15:- RELATED PARTY TRANSACTIONS (Cont.)

e.	Insurance settlement with Clal Insurance:

On March 18, 2003, the Company entered into a settlement agreement with Clal Insurance, an entity affiliated with The Clal Group which is a significant shareholder as set forth above. Under the settlement agreement, Clal Insurance paid the company an amount of $ 350 as a final settlement of its liability to the Company under the insurance provided by it to the receivables under a license transaction that the Company had with Viasource Communications. This amount has been classified as other income in the accompanying statements of operations.

f.	Transactions with Telvent Interactive S.A. (“Telvent”):

On June 30, 2004, the Company entered into a value added reseller agreement with Telvent, under which Telvent became a non-exclusive reseller of the Company’s products at normal reseller terms.

On December 1, 2004, the Company entered into an agreement with Telvent, under which, Telvent provides the Company with certain technical consulting services relating to one of the Company’s customers.

The following is a summary of the transactions with Telvent:

	December 31,
	2003	2004
Revenues:
Software license	$—	$650
Maintenance and services	—	23

Total	$—	$673

Cost of revenues:
Maintenance and services	$—	$48

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands, except share and per share data

NOTE 16:- SUBSEQUENT EVENTS

a.	Credit line and covenants with Bank Hapaolim:

During March 2005, Bank Hapoalim agreed to provide the Company with an additional credit line in the amount of $1,000. The credit line can be denominated in either USD or in NIS. The interest rates on the credit line range between Libor + 2.25% in USD and 8% in NIS. In addition, the bank agreed to cancel the existing covenants and to replace them in their entirety with the following covenants: (i) the Company’s shareholders’ equity, on a quarterly basis, starting on January 1, 2006, shall be at least the higher of (a) 17% of its total assets, or (b) $3,000, (ii) the Company’s cash balance, on January 1, 2006 and on a quarterly basis thereafter, shall not be less than $ 2,000.

In consideration for the additional credit line, the Company issued the Bank a warrant to purchase 50,000 Ordinary Shares of the Company at an exercise price of $2.06 per Ordinary Share.

The fair value of this warrant was determined using Black-Scholes pricing model, assuming a risk free interest rate of 3%, a volatility factor of 1.13, dividend yield of 0% and an expected life of the warrant of two years. This resulted in an amount of $ 61. In accordance with APB 14, the Company allocated a portion of the proceeds to the warrant, based on their applicable fair values. Amounts allocated to the warrants were recorded as additional paid-in capital against a discount on the loan. The discount related to this loan will be amortized as financial expenses over the term of the loan.

b.	In February 2005, the Company issued to Telvent Investments S.L., an existing shareholder of the Company, in a private placement, 581,659 Ordinary Shares at a price per share of $ 2.29, for the total consideration of $ 1,332.

c.	On June 1, 2005, the Company established a subsidiary in Australia, ViryaNet Pty Ltd. (“ViryaNet Australia”), and on June 15, 2005, acquired substantially all of the assets of privately-held e-Wise Solutions (“e-Wise”) e-Wise based in Melbourne, Australia, develops and implements front-office automation solutions for mobile and desktop platforms, for large organizations in the utility, government, and oil and gas services market segments, across Australia, New Zealand, and the Asia Pacific region. Through ViryaNet Australia, the Company acquired substantially all of the assets of e-Wise, including intellectual property rights, and will assume certain customer and partnership agreements, for an initial consideration of $ 700 payable in 273,267 unregistered Ordinary Shares of ViryaNet and the assumption of approximately $ 300 of unsecured debt. Additional consideration of up to $ 700 in unregistered Ordinary Shares may be paid to e-Wise in 2006 based on the achievement of certain performance objectives for 2005 (the “Contingent Consideration”). On July 5, 2005, the Company signed an amendment to the agreement with e-Wise under which the Company received an option to pay 90% of the Contingent Consideration at any time before October 15, 2005, as satisfaction of our payment obligation in connection with such Contingent Consideration.

d.	On June 2, 2005, the Company was notified by the Nasdaq that it is not in compliance with the listing standards for shareholders’ equity. On July 5, 2005, the Company submitted a plan to Nasdaq to regain compliance.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

U.S. dollars in thousands

NOTE 16:- SUBSEQUENT EVENTS (Cont.)

e.	On June 29, 2005, the Company entered into an additional letter agreement with LibertyView under which LibertyView agreed, for the period ending on January 1, 2006, to waive its right to require the Company to repurchase the convertible note if it ceases to be traded on the Nasdaq SmallCap Market. In connection with such waiver, the Company issued 10,000 Ordinary Shares to LibertyView.