Form 20-F/A
period 2004-12-31
VIRYANET LTD
filed 2005-07-25
CIK 1119744

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

EXPLANATORY NOTE

The Company’s Form 20-F for the year ended December 31, 2004 inadvertently omitted exhibit 13.1. This Amendment to Form 20-F is being filed solely for the purpose of adding exhibit 13.1 and correcting certain errors contained in exhibits 12.1 and 12.2 (filed as exhibit 99.1).

Item 19. Exhibits

Exhibit Index		Description of Document
1	1)	Memorandum of Association of Registrant (English translation) dated March 8, 1988	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	Amended Articles of Association of ViryaNet	Filed as Exhibit 1(2) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

4(a)	1)	The 2000 Amendment and Restatement to the Investors Rights Agreement among ViryaNet and the Investors dated April 5, 2000	Filed as Exhibit 10.5 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	The Registration Rights Agreement, among ViryaNet and the previous shareholders of iMedeon, Inc. dated February 25, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	3)	The Agreement and Plan of Merger among ViryaNet, iMedeon, Inc. and the stockholders of iMedeon, Inc, dated February 25, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	4)	Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase Ordinary Shares.	Filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	5)	Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase Ordinary Shares.	Filed as Exhibit 10.11 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	6)	Form of warrant issued by ViryaNet to customers prior to July 1, 2000 to purchase Ordinary Shares.	Filed as Exhibit 10.12 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	7)	Form of warrant issued by ViryaNet to customers after July 1, 2000 to purchase Ordinary Shares.	Filed as Exhibit 10.17 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference

	8)	Warrant issued by ViryaNet to Bank Hapoalim Ltd. to purchase Ordinary Shares dated effective February 13, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	9)	Warrant issued by ViryaNet to GE Capital Equity Investments, Inc. to purchase Ordinary Shares dated effective February 21, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	10)	Letter of Credit issued by Bank Hapoalim B.M. to ViryaNet dated February 10, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	11)	Letter from Bank Hapoalim B.M. to ViryaNet dated July 14, 2003.	Translation. Filed as exhibit 11 of the Company’s 20-F for the year ending December 31, 2002 and incorporated herein by reference.

	12)	Share Purchase Agreement dated July 28, 2003, by and among the company and Telvent GIT, S.A., and exhibits thereof	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2003 and incorporated herein by reference.

Exhibit Index		Description of Document
	13)	Share Purchase Agreement dated October 30, 2003, among ViryaNet and the investors identified in such agreement, and exhibits thereof	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2003 and incorporated herein by reference.

	14)	Agreements dated November 6, 2003, among ViryaNet and the investors identified in such agreements	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2003 and incorporated herein by reference.

	15)	Agreement and Plan of Merger dated July 9, 2004, among Utility Partners, Inc., ViryaNet and ViryaNet Acquisition Inc.	Filed as Exhibit 4(a) 15 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	16)	Note Purchase Agreement dated July 27, 2004, between ViryaNet and LibertyView Special Opportunities Fund LP, and exhibits thereof	Filed as Exhibit 4(a) 16 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	17)	Share Purchase Agreement dated February 7, 2005, between ViryaNet and Telvent Investments, S.L. and exhibits thereof	Filed as Exhibit 4(a) 17 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	18)	Letter dated March 14, 2005, between ViryaNet and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a) 18 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	19)	Warrant dated March 14, 2005, issued by ViryaNet to Bank Hapoalim Ltd. to purchase Ordinary Shares	Filed as Exhibit 4(a) 19 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	20)	Asset Purchase Agreement dated June 1, 2005, between ViryaNet and e-Wise Solutions	Filed as Exhibit 4(a) 20 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

4(b)	1)	Lease for approximately 16,950 square feet of office space in Jerusalem, Israel.	Filed as Exhibit 10.14 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	A new Lease agreement reducing the current Company premises leased in Jerusalem, Israel, to an area of approximately 7,600 square feet of office space, dated February 25, 2002 (as summarized and translated into English).	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	3)	Lease for approximately 13,807 square feet in Southborough, Massachusetts.	Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	4)	Lease for approximately 20,000 square feet located in Alpharetta, Georgia.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	5)	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst and Young Global

	6)	First Amendment to the Lease Agreement by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.	Filed as Exhibit 4(b) of the Company’s 20-F for the year ending December 31, 2002.

	7)	Promissory Notes by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.	Filed as Exhibit 4(b) of the Company’s 20-F for the year ending December 31, 2002.

4(c)	1)	The Company’s 1996 Stock Option and Incentive Plan.	Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

Exhibit Index		Description of Document
	2)	The Company’s 1997 Stock Option and Incentive Plan.	Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	3)	The Company’s 1998 Stock Option and Incentive Plan.	Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	4)	The Company’s 1999 Stock Option and Incentive Plan.	Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	5)	Form of Indemnification Agreement entered into with directors and officers of the Company.	Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	6)	Tender Offer Statement under Section 13(e)(1) of the Securities Exchange Act of 1934.	Filed on Form SC TO-I, No. 005-60313 and incorporated herein by reference.

12.1		Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

12.2		Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

13.1		Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Form 20-F/A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southborough, Massachusetts, on this July 25, 2005.

VIRYANET LTD.

By:	/s/ Paul V. Brooks
Paul V. Brooks President and Chief Executive Officer