Form 20-F/A
period 2003-12-31
VIRYANET LTD
filed 2005-08-17
CIK 1119744

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

The restatement caused us to determine that a material weakness of internal control over financial reporting existed as of December 31, 2003. Specifically, there were ineffective controls to identify errors in the application of complex accounting standards to our software licensing transactions. Subsequent to December 31, 2003, we completed a comprehensive review of our software licensing transactions entered into between 1999 and 2003. As a result of this review and related remediation efforts, which we also describe below, in our best judgment, we have also eliminated the aforementioned material weakness and we believe that our disclosure controls are now effective.

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

(b) Not yet applicable

(c) Not yet applicable

(d) Changes in Internal Control Over Financial Reporting. There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2003, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. However, as discussed in Item 15(a) above, subsequent to December 31, 2003, we strengthened our internal controls relating to revenue recognition to improve compliance with applicable revenue recognition accounting guidance as a response to the circumstances which led to the restatement of our financial statements for the years 2000 through 2003.

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