Form 20-F/A
period 2004-12-31
VIRYANET LTD
filed 2005-08-17
CIK 1119744

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

This Amendment on Form 20-F/A (the “Amended 20-F”) speaks as of the filing date of our Form 20-F for the fiscal year ended December 31, 2004, filed on July 15, 2005 (the “Original 20-F”), except for the certifications which speak as of their respective dates and the filing date of the Amended 20-F. Except as specifically indicated, the Amended 20-F has not been updated to reflect events occurring subsequent to the filing of the Original 20-F. This Amended 20-F is being filed for the purpose of clarifying certain statements in item 15. The filing of this Amended 20-F shall not be deemed an admission that the Original 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

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

The restatement caused us to determine that a material weakness of internal control over financial reporting existed as of December 31, 2003. Specifically, there were ineffective controls to identify errors in the application of complex accounting standards to our software licensing transactions. Subsequent to December 31, 2004, we completed a comprehensive review of our software licensing transactions entered into between 1999 and 2003. As a result of this review and related remediation efforts, which we also describe below, in our best judgment, we have also eliminated the aforementioned material weakness, and we believe that our disclosure controls are now effective.

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

(b) Not yet applicable

(c) Not yet applicable

(d) Changes in Internal Control Over Financial Reporting. There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2004, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. However, as discussed in Item 15(a) above, subsequent to December 31, 2004, we strengthened our internal controls relating to revenue recognition to improve compliance with applicable revenue recognition accounting guidance as a response to the circumstances which led to the restatement of our financial statements for the years 2000 through 2003.

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

Item 16E. Purchases of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See the Index to Consolidated Financial Statements and related Financial Statements accompanying this report-beginning page F-1.

Item 19. Exhibits

Exhibit Index	Description of Document
1	1)	Memorandum of Association of Registrant (English translation) dated March 8, 1988	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	Amended Articles of Association of ViryaNet	Filed as Exhibit 1(2) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

4(a)	1)	The 2000 Amendment and Restatement to the Investors Rights Agreement among ViryaNet and the Investors dated April 5, 2000	Filed as Exhibit 10.5 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	The Registration Rights Agreement, among ViryaNet and the previous shareholders of iMedeon, Inc. dated February 25, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	3)	The Agreement and Plan of Merger among ViryaNet, iMedeon, Inc. and the stockholders of iMedeon, Inc, dated February 25, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	4)	Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase Ordinary Shares.	Filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	5)	Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase Ordinary Shares.	Filed as Exhibit 10.11 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	6)	Form of warrant issued by ViryaNet to customers prior to July 1, 2000 to purchase Ordinary Shares.	Filed as Exhibit 10.12 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	7)	Form of warrant issued by ViryaNet to customers after July 1, 2000 to purchase Ordinary Shares.	Filed as Exhibit 10.17 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference

	8)	Warrant issued by ViryaNet to Bank Hapoalim Ltd. to purchase Ordinary Shares dated effective February 13, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	9)	Warrant issued by ViryaNet to GE Capital Equity Investments, Inc. to purchase Ordinary Shares dated effective February 21, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	10)	Letter of Credit issued by Bank Hapoalim B.M. to ViryaNet dated February 10, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

Exhibit Index	Description of Document
	11)	Letter from Bank Hapoalim B.M. to ViryaNet dated July 14, 2003.	Translation. Filed as exhibit 11 of the Company’s 20-F for the year ending December 31, 2002 and incorporated herein by reference.

	12)	Share Purchase Agreement dated July 28, 2003, by and among the company and Telvent GIT, S.A., and exhibits thereof	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2003 and incorporated herein by reference.

	13)	Share Purchase Agreement dated October 30, 2003, among ViryaNet and the investors identified in such agreement, and exhibits thereof	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2003 and incorporated herein by reference.

	14)	Agreements dated November 6, 2003, among ViryaNet and the investors identified in such agreements	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2003 and incorporated herein by reference.

	15)	Agreement and Plan of Merger dated July 9, 2004, among Utility Partners, Inc., ViryaNet and ViryaNet Acquisition Inc.	Filed as Exhibit 4(a)15 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	16)	Note Purchase Agreement dated July 27, 2004, between ViryaNet and LibertyView Special Opportunities Fund LP, and exhibits thereof	Filed as Exhibit 4(a)16 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	17)	Share Purchase Agreement dated February 7, 2005, between ViryaNet and Telvent Investments, S.L. and exhibits thereof	Filed as Exhibit 4(a)17 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	18)	Letter dated March 14, 2005, between ViryaNet and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)18 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	19)	Warrant dated March 14, 2005, issued by ViryaNet to Bank Hapoalim Ltd. to purchase Ordinary Shares	Filed as Exhibit 4(a)19 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	20)	Asset Purchase Agreement dated June 1, 2005, between ViryaNet and e-Wise Solutions	Filed as Exhibit 4(a)20 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

4(b)	1)	Lease for approximately 16,950 square feet of office space in Jerusalem, Israel.	Filed as Exhibit 10.14 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	A new Lease agreement reducing the current Company premises leased in Jerusalem, Israel, to an area of approximately 7,600 square feet of office space, dated February 25, 2002 (as summarized and translated into English).	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	3)	Lease for approximately 13,807 square feet in Southborough, Massachusetts.	Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	4)	Lease for approximately 20,000 square feet located in Alpharetta, Georgia.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

Exhibit Index	Description of Document
	5)	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst and Young Global

	6)	First Amendment to the Lease Agreement by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.	Filed as Exhibit 4(b) of the Company’s 20-F for the year ending December 31, 2002.

	7)	Promissory Notes by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.	Filed as Exhibit 4(b) of the Company’s 20-F for the year ending December 31, 2002.

4(c)	1)	The Company’s 1996 Stock Option and Incentive Plan.	Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	The Company’s 1997 Stock Option and Incentive Plan.	Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	3)	The Company’s 1998 Stock Option and Incentive Plan.	Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	4)	The Company’s 1999 Stock Option and Incentive Plan.	Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	5)	Form of Indemnification Agreement entered into with directors and officers of the Company.	Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	6)	Tender Offer Statement under Section 13(e)(1) of the Securities Exchange Act of 1934.	Filed on Form SC TO-I, No. 005-60313 and incorporated herein by reference.

12.1		Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

12.2		Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

13.1		Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

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