Form 20-F/A
period 2003-12-31
VIRYANET LTD
filed 2005-08-24
CIK 1119744

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

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southborough, Massachusetts, on this 24th day of August, 2005.

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