Form 20-F/A
period 2003-12-31
VIRYANET LTD
filed 2005-08-25
CIK 1119744

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

EXPLANATORY NOTE

This Amendment to the Company’s Form 20-F is being filed solely for the purpose of providing updated certifications attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Form 20-F/A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southborough, Massachusetts, on this August 25, 2005.

VIRYANET LTD.

By:	/S/ PAUL V. BROOKS
Paul V. Brooks President and Chief Executive Officer