Form 20-F
period 2005-12-31
VIRYANET LTD
filed 2006-06-30
CIK 1119744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2005

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

As of December 31, 2005, the Registrant had outstanding 7,350,839 Ordinary Shares.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes: ☐ No: ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes: ☐ No: ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer: ☐                Accelerated filer: ☐                Non-accelerated filer: ☒

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Exchange Act). Yes: ☐ No: ☒

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

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

We derived the selected consolidated statements of operations data below for the years ended December 31, 2003, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004 and 2005, from our audited consolidated financial statements, which are included elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We derived the consolidated statements of operations data for the years ended December 31, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 from audited consolidated financial statements that are not included in this annual report.

Summary Consolidated Financial Information

U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2001	2002	2003	2004	2005
Statement of Operations Data:
Revenues:
Software licenses	$7,800	$6,611	$4,102	$3,114	$1,720
Maintenance and services	7,498	5,190	7,857	8,806	12,487

Total revenues	15,298	11,801	11,959	11,920	14,207
Cost of revenues:
Software licenses	2,420	361	482	288	358
Maintenance and services (1)	6,490	4,380	4,996	6,743	7,855

Total cost of revenues	8,910	4,741	5,478	7,031	8,213
Gross profit	6,388	7,060	6,481	4,889	5,994

Operating expenses:
Research and development, net	6,602	3,352	2,098	2,069	2,504
Sales and marketing (1)	14,162	6,630	4,109	4,398	5,214
General and administrative (1)	3,823	2,318	1,927	2,214	3,004
Provision for doubtful accounts and write-off of bad debts	665	(53)	40	—	—
In-process research and development write-off	—	480	—	—	—

Total operating expenses	25,252	12,727	8,174	8,681	10,722
Operating loss	(18,864)	(5,667)	(1,693)	(3,792)	(4,728)
Financial income (expenses), net	190	(189)	(311)	(363)	(1,330)
Other income	—	—	350	—	—

Net loss	$(18,674)	$(5,856)	$(1,654)	$(4,155)	$(6,058)

Basic and diluted net loss per share	$(8.60)	$(2.26)	$(0.55)	$(0.85)	$(0.94)
Weighted average number of shares used in computing basic and diluted net loss per Ordinary Share	2,171,113	2,587,948	3,048,319	4,888,062	6,474,169

(1) The breakdown of deferred stock-based compensation included in expenses above is as follows:
Cost of revenues	$32	$—	$—	$2	$1
Sales and marketing	12	32	—	31	46
General and administrative	(108)	4	20	65	74

	$(64)	$36	$20	$98	$121

Balance Sheet Data:
Cash and cash equivalents	$8,540	$3,211	$5,087	$2,943	$2,040
Working capital (deficit)	(38)	(2,271)	1,060	(3,461)	(4,004)
Total assets	15,462	10,760	12,230	14,398	14,456
Long-term loan, including current maturities	—	2,400	2,343	1,306	1,991
Long-term convertible note	—	—	—	2,500	3,592
Shareholders’ equity (deficiency)	2,012	(651)	2,786	1,678	183

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

We have incurred substantial net losses during each of the last five fiscal years and may not achieve profitability in 2006 or in future years. As of December 31, 2005, we had an accumulated deficit of approximately $113.8 million. In order to achieve profitability we will need to increase our revenues while containing or reducing our costs. However, a substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. While our revenues in 2005, 2004, and 2003 were $14.2 million, $11.9 million, and $12.0 million, respectively, we incurred net losses of $6.1 million, $4.2 million and $1.7 million, respectively, during these periods. We cannot assure you that we will be able to increase our revenues, or, that even if we are able to increase our revenues we will be able to achieve profitability or maintain profitability, if achieved, on a consistent basis.

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

Our quarterly revenues, gross profits and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations in our operating results and/or cause our share price to decline:

•	changes in global economic conditions in general, and conditions in our industry and target markets in particular;

•	changes in demand or timing of orders, especially large orders, for our products and services;

•	the length and unpredictability of our sales cycle;

•	timing of product releases;

•	the dollar value and timing of contracts;

•	delays in implementation;

•	the mix of revenue generated by product licenses and professional services;

•	price and product competition;

•	increases in selling and marketing expenses, as well as other operating expenses;

•	technological changes;

•	our ability to expand our workforce with qualified personnel, as may be needed;

•	the failure to maintain compliance with The Nasdaq Capital Market listing standards;

•	reductions in the level of our cash balance and our ability to raise cash;

•	consolidation of our customers;

•	fluctuations in the economic factors impacting LIBOR which is the rate benchmark used to determine the interest expenses incurred by us on our bank borrowings per our bank arrangement;

•	the geographic mix of revenue;

•	integration and assimilation of management, employees and product lines of acquired companies;

•	effectiveness of our customer support, whether provided by our resellers or directly by us; and

•	foreign currency exchange rate fluctuations.

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

We have substantially reduced the number of our employees during 2005 and the first quarter of 2006 and may be unable to meet certain revenue objectives and accordingly continue to incur losses.

During 2004, we substantially increased our overall headcount from 86 at the beginning of 2004 to 126 at the end of 2004. Part of this increase was related to the assumption of 25 employees from the acquisition of Utility Partners. In June 2005, we added another 22 employees with the acquisition of e-Wise Solutions, raising our headcount to 148. After the acquisition of e-Wise, we determined that we had an excess of resources resulting from these acquisitions and took action to reduce headcount. These actions resulted in a reduction of our headcount to 120 at the end of December 2005, and 108 at the end of March 2006. Although we believe we currently have sufficient resources available to meet and support our current obligations in relation to our current staff, we may not be able to maintain this headcount. If we are forced to reduce headcount further, our ability to meet our growth goals and our business and operations may be negatively impacted.

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

Our future success depends on our ability to absorb and retain senior employees and to attract, motivate and retain highly qualified professional employees. Competition for these employees can be intense, especially in a number of our key markets and locations, including Israel. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. This is particularly true in Israel where competition for qualified personnel is intense. We may not be able to compete effectively for the personnel we need. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our ability to achieve our research and development and sales objectives.

We may need additional financing and may not be able to raise additional financing on favorable terms or at all.

We had negative cash flow from operations for each of the past few years. In the past five years, we had an aggregate negative cash flow in the amount of $31.5 million. We raised gross proceeds of approximately $5.0 million from private equity financing transactions during 2003, $2.5 million in a convertible note financing in July 2004, approximately $3.5 million in a combination of convertible note and equity financings during 2005, and approximately $1.4 million from in private equity financing transactions in 2006 to date. However, we expect that we will need additional financing to fund our business operations. Any additional financing that is structured as a secured debt financing may require the consent of our main creditors, Bank Hapoalim, LibertyView Special Opportunities Fund, L.P. (“LibertyView”) and a group of investors including Alpha Capital Aktiengesellschaft, Ellis International Ltd., Globis Capital Partners LP, Omega Capital SmallCap Fund, Ltd., and Iroquois Master Fund Ltd. (the “September 2005 Investor Group”). We cannot assure you that additional financing will be available on terms favorable to us, or at all. In the event that the market price of our Ordinary Shares declines, we may not be able to consummate a private equity financing transaction to raise additional financing. If adequate funds are not available or are not available on acceptable terms, our ability to fund our day to day operations, expand our research and development, marketing and sales efforts, pursue potential acquisitions, take advantage of unanticipated opportunities, develop or enhance our website content, features or services, or otherwise respond to competitive pressures would be severely constrained. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders will be reduced, and any newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We will need sufficient funds to re-pay our loans from Bank Hapoalim, which may be subject to immediate repayment if we do not meet our repayment schedule or meet specified conditions.

As of December 15, 2005, we had one quarterly payment remaining on the outstanding balance of long-term loan arrangement with Bank Hapoalim of $267,000, and we also had an outstanding balance in our short-term borrowings with Bank Hapoalim of approximately $1.9 million. On December 22, 2005, we refinanced our debt arrangement with Bank Hapoalim by converting $1.8 million of the outstanding short-term borrowings to long-term debt payable over three years in equal quarterly installments of $150,000, with the first payment due on April 1, 2006 and with interest payable quarterly at a rate of LIBOR plus 2.25%. As of June 1, 2006, the outstanding balance on our long-term loan arrangement with Bank Hapoalim was $1,650,000.

This long-term debt is subject to the following covenants: (i) our shareholders equity, on a quarterly basis, starting on January 1, 2006, shall be at least the higher of (a) 17% of our total assets, or (b) $3.0 million, and (ii) our cash balance (a) on January 1, 2006 shall not be less than $1.0 million, and (b) on a quarterly basis, beginning July 1, 2006 shall not be less than $1.0 million. On June 6, 2006, we reported our financial results for the period ended March 31, 2006, which indicated that our shareholders’ equity was below the $3.0 million level required per the shareholders’ equity covenant with the bank. On June 27, 2006, we received a waiver from Bank Hapoalim for this covenant as it relates to the March 31, 2006 shareholders’ equity. We may need to obtain funding from third parties to meet the payment obligations under the abovementioned loan arrangement in a timely manner, and there is no assurance that Bank Hapoalim will grant us an extension to these payment dates in the future, if requested. There can be no assurance that we will meet these covenants or that the bank will waive the compliance with any such covenants in the event that we do not meet them. If we fail to meet the quarterly payments to Bank Hapoalim or to meet these covenants, the bank may demand immediate repayment of the outstanding debts and all interest thereon and shall be entitled to exercise the remedies available to it. This would have a material adverse effect on our business.

We may not be able to maintain compliance with the listing rules of The Nasdaq Capital Market in which case our shares would be delisted, which could adversely affect the market price and trading market of our Ordinary Shares.

Our Ordinary Shares have been listed on The Nasdaq Capital Market (formerly known as The Nasdaq SmallCap Market) since December 31, 2002. We were previously listed on The Nasdaq National Market but were unable to comply with some of its maintenance standards. The Nasdaq Capital Market has several maintenance standards for continued listing, including the requirements (i) that we maintain (a) shareholders’ equity of at least $2.5 million, (b) market value of $35.0 million or (c) net income from operations of $0.5 million in the last fiscal year or in two of the last three fiscal years, (ii) that we have at least 500,000 shares held by persons or entities other than our officers, directors and beneficial owners of more than 10% of our Ordinary Shares (the “Public Float”), (iii) that we have an aggregate market value of Public Float of at least $1.0 million, (iv) that we have at least two market makers, (v) that we have at least 300 shareholders who hold at least 100 Ordinary Shares each, and (vi) that we shall be in compliance with all corporate governance under rules 4350 and 4351 (the foregoing requirements are collectively referred to as the “Maintenance Standards”). In July 2003 and June 2005, we were notified by Nasdaq that we were not in compliance with the listing standard for shareholders’ equity and were required to provide Nasdaq with a plan to regain compliance or our shares would be subject to delisting. In both instances, we submitted a plan to Nasdaq and, in both instances, we completed financing transactions that enabled us to regain compliance with the listing standard in question.

On February 6, 2006, we were notified by Nasdaq that we were not in compliance with the listing standard for shareholders’ equity and were subject to delisting from The Nasdaq Capital Market on the opening of business on February 15, 2006. In accordance with the Nasdaq Marketplace Rule 4800 series, we submitted a request for a hearing before the Nasdaq Listing Qualifications Panel (the “Panel”) to review the Staff’s determination and the Panel agreed to hold the hearing on March 9, 2006. The act of requesting the hearing stayed the delisting of our Ordinary Shares and allowed our Ordinary Shares to continue to be traded on the Nasdaq Capital Market until the outcome of the hearing was known, At the hearing with the Panel, we presented our plan to regain compliance with the listing standard for shareholders’ equity and sustain compliance for the future. Our plan was initially approved by the Panel on April 13, 2006 and subsequently modified by us on May 19, 2006 subject to us meeting certain conditions set forth by the Panel within a specified timeframe. Based on these conditions, on June 7, 2006 we filed a Form 6-K, which included a pro-forma balance sheet less than sixty (60) days old adjusted for certain financial transactions that were concluded by us subsequent to March 31, 2006, that indicated our shareholders equity was in excess of $2.5 million. Since March 31, 2006, we have completed three financial transactions that affected our stockholders’ equity: (i) on June 6, 2006, we completed an equity investment of $1.1 million with two existing investors and one new investor at a price of $0.939 per Ordinary Share with warrants to purchase up to 234,292 Ordinary Shares at an exercise price of $1.127 per Ordinary Share, (ii) on June 6, 2006, we completed an equity investment of $250,000 with an existing investor at a price of $0.939 per Ordinary Share with warrants to purchase up to 53,248 Ordinary Shares at an exercise price of $1.127 per Ordinary Share, and (iii) on June 2, 2006, we converted $2.0 million of the principal amount of the $2.98 million convertible note with LibertyView to Preferred A Shares at a fixed conversion price of $1.53 per Preferred A Share. As a result of the transactions completed above and the Form 6-K filed on June 7, 2006, we received notification from Nasdaq on June 9, 2006 under which they informed us that based on our Form 6-K, they have determined that we comply with Marketplace Rules 4320(c)(2)(B).

Nasdaq also informed us that we remain on a Panel monitor under which we are obligated to file within sixty days of the end of each fiscal quarter ending on or before June 30, 2007, a Form 6-K that includes financial statements for the prior quarter and demonstrates compliance with the minimum $2.5 million shareholders’ equity requirement. If at the time of our next periodic report we do not evidence compliance, our Ordinary Shares may be subject to immediate delisting. The delisting of our Ordinary Shares from The Nasdaq Capital Market may materially impair the ability of our shareholders to buy and sell our Ordinary Shares, even if they qualify for inclusion on the Over-the-Counter Bulletin Board (OTCBB), and could have an adverse effect on the market price and the trading market for our Ordinary Shares. In addition, the delisting of our Ordinary Shares could significantly impair our ability to raise capital should we desire to do so in the future or utilize our Ordinary Shares in consideration for acquisitions.

If we fail to maintain effective system of internal controls over financial reporting, we may not be able to report our financial results accurately. As a result, we could be subject to costly litigation, and current and potential shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our Ordinary Shares.

Effective internal controls over financial reporting are required for us to provide reliable financial reports. We determined that a material weaknesses in our internal control over financial reporting existed as of December 31, 2003 consisting of ineffective controls to identify errors in the application of complex accounting standards to our software licensing transactions. Since then, we believe that we have managed to eliminate the aforementioned material weakness. However, if we fail to implement and maintain an effective system of internal controls, we could be subject to costly litigation, investors could lose confidence in our reported financial information and our brand and operating results could be harmed, which could have a negative effect on the trading price of our Ordinary Shares.

We face risks relating to the restatement of our financial statements.

On two occasions we restated our 2000, 2001, 2002, and 2003 financial statements. The restatements were reported on December 9, 2004 and March 17, 2005 and the impact on our financial statements was reported first in our Report on Form 20-F/A dated March 25, 2005 for the fiscal year ended December 31, 2003. These restatements or any other restatement of our financial statements may lead to litigation claims against us. The defense of any claims which may arise in connection with these or any other restatement may cause the diversion of management’s attention and resources, and we may be required to pay damages if any such claims are not resolved in our favor. Any litigation, even if resolved in our favor, may cause us to incur significant legal and other expenses.

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

The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our Ordinary Shares. The market price of the Ordinary Shares may fluctuate substantially due to a variety of factors, including:

•	any actual or anticipated fluctuations in our financial condition and operating results;

•	our inability to meet any guidance or forward looking information, if provided;

•	public announcements concerning us or our competitors;

•	the introduction or market acceptance of new service offerings by us or our competitors;

•	changes in security analysts’ financial estimates;

•	changes in accounting principles;

•	sales of our Ordinary Shares by existing shareholders;

•	limited market for our shares;

•	the need to raise additional capital through private or public debt or equity financings;

•	our ability to maintain compliance with all The Nasdaq Capital Market listing standards; and

•	changes in the political conditions in Israel.

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

The amount of our outstanding Ordinary Shares has increased substantially since August 4, 2003, commensurate with the timing of our initial need to raise additional capital. The increase in the amount of outstanding Ordinary Shares is due primarily to the private financings that have occurred which resulted in the issuance of 1,611,089 Ordinary Shares in exchange for approximately $5.0 million during the third and fourth quarters of 2003, the acquisition of Utility Partners, Inc. which resulted in the issuance of 898,485 Ordinary Shares in July 2004, the issuance of 581,659 Ordinary Shares in exchange for approximately $1.3 million in February 2005, the acquisition of e-Wise Solutions which resulted in the issuance of an aggregate of 555,778 Ordinary Shares in June and August of 2005, the issuance of 333,333 Ordinary Shares in exchange for approximately $0.7 million in August 2005, the issuance of 238,096 Ordinary Shares in exchange for approximately $0.5 million in September 2005, and the issuance of 1,437,700 Ordinary Shares in exchange for approximately $1.4 million in 2006 to date.

As of June 7, 2006, we also had outstanding warrants to purchase 888,320 Ordinary Shares, and we have reserved up to 1,640,000 Ordinary Shares for issuance under our option plans, of which 202,669 options have been exercised as of June 7, 2006. In addition, we recently converted $2.0 million of our convertible note with LibertyView into 1,307,190 Preferred A Shares at an exercise price of $1.53 per Preferred A Share. These Preferred A Shares may be converted by LibertyView in its discretion into Ordinary Shares on a one-to-one basis at any time. In addition, the balance of the amounts due under our amended convertible note with LibertyView may be converted by LibertyView at any time into 444,444 Ordinary Shares, and our convertible note with the September 2005 Investor Group may be converted by the September 2005 Investor Group at any time into 226,758 Ordinary Shares. The sale, or availability for sale, of substantial quantities of our Ordinary Shares may have the effect of further depressing their market price. A large number of our Ordinary Shares that were previously subject to resale restrictions are currently eligible or shall soon be eligible for resale into the public market.

We have provided registration rights in the past to certain shareholders and more recently have agreed to provide certain registration rights in our equity financing transactions that closed in June 2006. In connection with certain of these rights, we filed a Registration Statement on Form F-3 with the SEC which was deemed effective on August 26, 2005 and increased the number of our Ordinary Shares eligible for resale into the public market by 2,080,057. On December 22, 2005, we filed another Registration Statement on Form F-3 with the SEC, which was deemed effective on January 26, 2006 and the number of our Ordinary Shares eligible for resale into the public market by an additional 4,067,305. In addition, under both Registration Statements a significant number of shares are eligible for resale in the future (i.e. those shares in the form of warrants that may be issued if the holders of these warrants decide to exercise such warrants as well as those shares that may be issued if the holders of convertible notes decide to convert such notes). Issuance of these shares will dilute existing shareholders.

We may continue to issue equity or convertible securities and the issuance of these securities could be dilutive to our shareholders. Certain warrants and options, when issued, may be valued at fair value and we may reflect the appropriate charges in our financial statements at that time.

Historically, our revenues have been concentrated in a few large orders and a small number of customers. Our business could be adversely affected if we lose a key customer.

A significant portion of our revenues each year has been derived from large orders from a small number of customers which are not necessarily the same customers each year. In 2003, three customers each accounted for approximately 10% or more of revenues, and represented an aggregate of 41% of our total revenues. In 2004, two customers each accounted for approximately 10% or more of revenues, and represented an aggregate of 25% of our total revenues. In 2005, three customers each accounted for approximately 8% or more of revenues, and represented an aggregate of 31% of our total revenues. We do not expect that these three customers accounting for 31% of our revenue during 2005 will represent a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We cannot assure you that other customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to be profitable.

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

During the past few years, we have experienced increases in our revenues from services and decreases in our revenues from software licenses. If this trend resumes, it may adversely affect our gross margins and profitability.

Our revenues from the sale of software licenses decreased to approximately $1.7 million in 2005 from approximately $3.1 million in 2004 and approximately $4.1 million in 2003. Our revenues from services increased to approximately $12.5 million in 2005 from approximately $8.8 million in 2004 and approximately $7.9 million in 2003. Our gross margin from software licenses is substantially higher than our gross margin from services, since our cost of services, which includes expenses of salaries and related benefits of the employees engaged in providing the services, is substantially higher than our cost of software licenses. If the trend of decreases in software license revenues and increases in services revenues continues, our gross margins and profitability may be adversely affected.

If we fail to stabilize or improve our margins on service revenues in the future, our results of operations could suffer.

Our margins on service revenues have not been consistent. In 2005, our margins on services revenues were 37% compared to 23% in 2004 and 36% in 2003. In order to stabilize or improve our margins on services revenues, we will need to maintain or increase the efficiency and utilization of our services personnel, consistently control our costs, and increase the volume of our services revenues. There is no assurance that we will be able to maintain or improve our services margins, or, that they will not decline further in the future.

Our ability to maintain or increase our revenues may depend on our ability to make sales through third parties.

We rely upon resellers and channel partners to generate a substantial portion of our revenues. We expect this reliance to continue due to our limited internal sales and marketing resources in existing markets and to increase due to our desire to penetrate new vertical markets for our products in North America, and expand into new geographic markets for our products outside of North America. As a result of the limited resources and capacities of many resellers and channel partners, even if we manage to maintain and expand our relationship with such resellers and channel partners, we may be unable to attain sufficient focus and resources from those resellers and channel partners so as to meet all of our customers’ needs. If anticipated orders from these resellers and channel partners fail to materialize, or if our current business agreements with resellers and channel partners are terminated, our business, operating results and financial condition will be materially adversely affected.

We will be required to record a compensation expense in connection with grants of stock options and restricted shares and, as a result, our profitability may be reduced significantly.

The Financial Accounting Standards Board (“FASB”) has recently issued an accounting standard that will require that the fair value of all equity-based awards granted to employees be recognized in the statement of operations as a compensation expense, beginning in the first quarter of 2006. The various methods for determining the fair value of stock options are based on, among other things, the volatility of the underlying stock. The impact of the adoption of this standard cannot be predicted at this time because it will depend also on levels of share-based compensation granted in the future. Had we adopted this standard in prior periods, however, the impact would have had a material adverse effect on our profitability. The adoption of this standard could materially adversely affect our profitability in the future. Such adoption could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees.

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

The market for mobile workforce management applications and the automation of field service delivery are highly competitive yet fragmented and stratified, although a number of our traditional competitors have been acquired by larger companies. We compete for the business of global or nationwide organizations that seek to support complex and sophisticated products across a variety of industries. We compete in the utilities and telecommunications segments of our markets against companies like SPL Group (via its acquisition of our competitor Axiom Corporation), Service Power Technologies, plc., Vista Equity Partners (via its acquisition of our competitor MDSI, Inc.), ClickSoftware, Ltd., Telcordia, and Intergraph Corporation. Our primary competitors in commercial and other general field service markets include enterprise application solution providers such as Astea International Inc. and Metrix Inc., along with traditional ERP and CRM software application vendors such as Oracle Corporation, Siebel Systems, Inc. and SAP A.G.

Many of our competitors may have significant competitive advantages over us. These advantages may include greater technical and financial resources, more developed marketing and service organizations, greater expertise and broader customer bases and name recognition than us. Our competitors may also be in a better position to devote significant resources to the development, promotion and sale of their products, and to respond more quickly to new or emerging technologies and changes in customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase their ability to successfully market their products. We also expect that competition will increase as a result of consolidations in the industry. To the extent that we develop new products, we may begin to compete with companies with which we have not previously competed. We cannot assure you that competition will not result in price reductions for our products and services, fewer customer orders, deferred payment terms, reduced gross margins or loss of market share, any of which could materially adversely affect our business, financial condition and results of operations. A number of potential customers have the ability to develop software solutions internally thereby eliminating the requirement for suppliers like us. This could result in reduced revenues or lost business for us. In addition to the above, decisions by potential customers to develop, in conjunction with systems integrators, and use their own internally developed solutions could result in reduced revenues and/or lost business for us.

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

We market and sell our products and services in the United States, Europe and the Middle East, Asia and Australia. We received 30% of our total revenue in 2003, 21% of our total revenue in 2004, and 21% of our total revenue in 2005 from sales to customers located outside of the United States. In addition to our operations in the United States, we have sales and support facilities and offices in Israel, Japan, Singapore and Australia. These operations require, and the expansion of our existing operations and entry into additional international markets will require, significant management attention and financial resources. In addition, since our financial results are reported in dollars, decreases in the rate of exchange of non-dollar currencies in which we make sales relative to the dollar will decrease the dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may materially adversely affect our results of operation. Historically, we have not hedged our foreign currency-denominated account receivables and expenses risks. We are also subject to a number of risks customary for international operations, including:

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

As of June 7, 2006, our executive officers and directors serving as of such date, and entities affiliated with them, in the aggregate, beneficially owned approximately 24.7% of our outstanding Ordinary Shares, including options and warrants to purchase Ordinary Shares which are exercisable or will become exercisable within 60 days of June 7, 2006 (no restricted Ordinary Shares are released from restriction within 60 days of June 7, 2006). These shareholders, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

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

Our operations outside the United States have grown in recent years. Our facilities are located in North America, Israel, Japan, Singapore, and Australia. This geographic dispersion requires significant management resources that may place us at a disadvantage compared to our locally based competitors. In addition, our international operations are generally subject to a number of risks, including:

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

Our principal research and development facilities are located in Israel. We are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the state of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, which varies in degree and intensity, has caused security and economic problems in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing or revived hostilities related to Israel will not have a material adverse effect on us or our business and on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain and although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2006. The recent election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council may create additional unrest and uncertainty.

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

Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and the related expenses for our Israeli operations, are in NIS. We do not utilize hedging to manage currency risk and, therefore, are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In 1999 and in 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS, and in 2001 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. In 2002, the devaluation of the NIS against the dollar was similar to the rate of inflation. In 2003, the NIS gained in value against the dollar while the rate of inflation was negative. In 2004, the NIS gained 2% in value against the dollar while the rate of inflation was 1%. In 2005, the NIS lost 6.7% in value against the dollar and the rate of inflation was 2.4%. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

Although we believe that we will not be treated as a passive foreign investment company in 2005, we cannot assure the shareholders that we will not be treated as a passive foreign investment company in 2005 or in future years. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of the average value of our assets (or possibly the adjusted bases of our assets in particular circumstances), including the pro rata share of the assets of any company in which we are considered to own 25% of the shares by value, in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of the shareholders will be subject to adverse tax consequences, including:

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

On September 5, 2002, we were notified by The Nasdaq National Market that we were not in compliance with Marketplace Rule 4450(a)(2) since we were unable to maintain a minimum market value of $5,000,000 for our publicly held shares, and were informed that we had until December 4, 2002 to regain compliance. Due to the economic and market conditions affecting our valuation, we concluded that we would request a transfer of our securities listing from The Nasdaq National Market to The Nasdaq Capital Market. The transfer was approved on December 20, 2002 and the trading of our Ordinary Shares on The Nasdaq Capital Market began on December 31, 2002.

On August 4, 2003, we completed a private placement of our Ordinary Shares with Telvent, GIT S.A. (“Telvent”), the information technology subsidiary of Abengoa, S.A. of Spain. In exchange for $1.0 million, we issued 539,258 Ordinary Shares at a price of $1.85 per share. Subsequent to the date of this transaction, Telvent requested that the shares held in the name of Telvent GIT S.A. be assigned to its investment arm, Telvent Investments, S.L.

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

On August 8, 2005, we consummated with LibertyView a private placement that involved (i) the issuance of 333,333 of our Ordinary Shares for cash consideration of $700,000, (ii) the issuance of a warrant to purchase 116,666 Ordinary Shares at an exercise price of $2.10 per Ordinary Share, and (iii) the replacement of the loan under the Note with a $2.98 million loan under a new note, which is convertible at a fixed conversion price of $2.205 per Ordinary Shares into 1,351,474 Ordinary Shares.

On September 28, 2005, we consummated with the September 2005 Investor Group a private placement that involved (i) the issuance of 238,096 of our Ordinary Shares for cash consideration of $500,000 at an exercise price of $2.10 per Ordinary Share, (ii) the issuance of a warrant to purchase 162,699 Ordinary Shares at an exercise price of $2.10 per share, (iii) a note for $500,000 which is convertible at a fixed conversion price of $2.205 per Ordinary Share into 226,758 Ordinary Shares, and (iv) the issuance of 32,540 Ordinary Shares to one of the investors as a finder’s fee for this transaction.

On June 2, 2006, we converted $2.0 million of a convertible note held by LibertyView to Preferred A Shares at an exercise price of $1.53 per Preferred A Share. These Preferred A Shares can be converted by to Ordinary Shares by LibertyView in its discretion on a one-to-one basis at any time. The Preferred A Shares issued to LibertyView have all rights and privileges as our Ordinary Shares including, without limitation, voting rights on an as-converted basis, and will have preference over the Ordinary Shares in any distribution to our shareholders. The remaining $980,000 balance of LibertyView’s convertible note remains in effect under the existing terms of the note.

On June 6, 2006, we completed a private placement of our Ordinary Shares with three existing shareholders and one new institutional investor that involved (i) the issuance of 1,437,700 of our Ordinary Shares for cash consideration of $1,350,000, and (ii) warrants to purchase 287,540 Ordinary Shares at an exercise price of $1.127 per Ordinary Share.

Business Overview

ViryaNet is a provider of software applications that automate business processes for mobile workforce management and field service delivery. In addition, we provide additional software applications for spare parts logistics, contract management, and depot repair operations. Our mission is to provide companies with solutions that improve the quality and efficiency of their complex service business processes. We also provide professional services required to implement and support our software solutions. We have approximately 70 customers worldwide with operations and support offices in the United States, Japan, Israel, Singapore and Australia.

We target companies in the utility, telecommunications, retail, insurance and general service industries that have distributed mobile workforces, strong commitments to customer satisfaction, extensive service agreements, and a need to improve their service operations. We believe that these industries provide substantial growth opportunities for our products and services.

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

Business Strategy

Our goal is to become the leader in the mobile workforce management software market. We intend to achieve this goal by increasing our sales and marketing efforts in North America, growing our business in target sectors through predominately a direct sales model; increasing our revenues from Europe and Asia/Pacific by expanding our partner network, adding resources in support of international activities, establishing a local presence in certain targeted geographic markets where a subsidiary structure is warranted; and intensifying our focus on account management and customer support to enable follow-on sales into our installed base.

Markets

We deliver state-of-the-art solutions specific to the needs of key markets, including utilities, telecommunications and cable/broadband companies, retail/grocery companies, insurance companies, and general service providers. We reach prospects within each of these markets through our direct sales force, supported by aggressive marketing campaigns, as well as through our partner network, including, among others, GE Energy, Telvent, and Aspective.

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

Our revenues are derived mainly from the sale of software licenses and from maintenance and services that we provide in support of our software. The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	2003	2004	2005
Revenues:
Software licenses	34.3	26.1	12.1
Maintenance and services	65.7	73.9	87.9

Total revenues	100%	100%	100%

The following table summarizes the revenues from our products and services by country, stated as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Country	2003	2004	2005
United States	70	79	79
Europe	13	11	8
Asia Pacific	17	10	13

Total	100%	100%	100%

The majority of our sales personnel operates through our United States subsidiary and cover North America, Europe and portions of Asia Pacific, and the rest operate through our subsidiaries in Japan and Australia. Our sales and marketing staff consists of professionals in a variety of fields, including marketing and media relations, direct sales, technical sales consultants, product management, and business development. As of December 31, 2005, we employed 22 sales, marketing and business development personnel.

We intend to expand our marketing and implementation capacity through the use of third parties, including systems integrators, vendors of complementary products and providers of service applications. By employing third parties in the marketing and implementation process, we expect to enhance sales by taking advantage of the market presence of these third parties.

Our North American strategy utilizes a direct sales model, supplemented by key partners like GE Energy and Telvent. Our international strategy is to use a combination of direct and indirect sales channels in order to sell effectively into local markets and perform certain implementation activities on our behalf. We expect to benefit from marketing programs and leads generated by these partners, as well as cooperation from the sales forces of these partners in sales opportunities. In certain targeted geographic markets where growth opportunities in our key vertical markets support a local presence, such as Australia, we may determine that the investment in a subsidiary structure is warranted. Otherwise, we will continue to explore and establish indirect sales channels through relationships with agents, local resellers who offer complementary products and solutions, global systems integrators, and application service providers.

In Europe, our partner Aspective has developed a specialized practice dedicated to the implementation of ViryaNet’s solutions and providing post-contract maintenance and support. This partner, our other partners, and their customers are supported by our business development, customer care, and professional services organizations in the United States, Israel, Japan and Australia.

Application service providers are used to provide our product to customers who wish to avoid the initial cost of our product combined with the required hardware platforms and infrastructure investments. Through an application service provider, customers will be billed a monthly rental or subscription fee. We have two partners that have hosting capability: Aspective, and One Network.

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

We currently package our applications for specific industries by seeking to capture best business practices and embedding them into our application, incorporating processes, workflows, reports, and screens appropriate for companies in our target industries. These best practices, coupled with powerful functionality capabilities, allow us to package ViryaNet Service Hub and applications into industry bundles, including:

•	ViryaNet Service Hub for Utilities: We will continue to enhance the product with industry-specific requirements, migrate unique Utilities Partners’ WorkUP™ functionality to the ViryaNet Service Hub platform, and add functionality to automate storm and vegetation management market needs.

•	ViryaNet WorkUP™: We have begun to combine the functionality and technology of WorkUP™ and ViryaNet Service Hub for Utilities to enable an easy migration from either platform to the merged product.

•	ViryaNet Service Hub for Telecommunications: We will continue to enhance the product with industry-specific requirements and building interfaces to key products resident in the operations support system (OSS), specifically, customer care and billing interfaces.

•	ViryaNet Service Hub for Retail: We will continue to add industry-specific requirements as well as develop additional functionality to accommodate refrigerant management legislation and sub-contractor needs.

•	ViryaNet Service Hub for General Service: We will continue enhancing the functionality of our core product.

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

ViryaNet Partnerships

The unique strength of the ViryaNet Service Hub platform, combined with our broad and modular service applications, has allowed us to form strategic alliances with world-class systems integrators (SI’s) and value-added resellers (VARs), including:

•	Amdocs— a high technology company that offers integrated customer management solutions, enabling the world’s leading service providers to build stronger, more profitable customer relationships. ViryaNet is a member of the Amdocs OSS ecosystem, selected as its primary mobile workforce management provider.

•	Aspective—a European eBusiness solution provider, specializing in front-office applications for sales, marketing and customer service that positions ViryaNet Service Hub and mobile workforce management applications in the UK, with vast reach into continental Europe.

•	GE Energy—a business unit of GE Power Systems and leading global supplier of strategic network solutions to the utilities industry. GE has integrated ViryaNet Service Hub and mobile workforce management application into its existing portfolio, and positions the ViryaNet offering to the utilities and telecommunications industry.

•	Hitachi Systems and Services—a high technology provider operates within the Japanese market, positioning ViryaNet Service Hub and applications within several vertical markets.

•	Telvent—the information technology subsidiary for Abengoa, S.A. of Spain and an affiliate of ViryaNet’s shareholder, Telvent markets, sells, and services ViryaNet solutions in the utilities, oil and gas, and telecommunications markets in Spain, Portugal and Latin America.

Organizational Structure

We are organized under the laws of the State of Israel. We are the parent company of our wholly owned subsidiaries which are specified in the table below.

Name of Subsidiary	Country of Incorporation
ViryaNet, Inc.	Delaware, USA
Utility Partners, Inc.	Delaware, USA
iMedeon, Inc.	Georgia, USA
ViryaNet Pty Ltd.	Australia
ViryaNet Europe Ltd.	United Kingdom
ViryaNet Japan KK	Japan

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

ViryaNet, Inc., our subsidiary located in Massachusetts, leases 13,807 square feet of office space in Southborough, Massachusetts, that is utilized primarily for administrative, marketing, sales, service and technical support purposes, with an annual rent of approximately $252,000. A portion of these premises is sublet for a current annual fee of approximately $53,000. The lease agreement for these premises expires on June 30, 2008.

iMedeon, the subsidiary of ViryaNet, Inc. located in Alpharetta, Georgia, leased approximately 7,000 square feet of office space used primarily for sales, services and technical support purposes. The premises were leased under a lease agreement that expired on May 2, 2004 although certain payment obligations continued for six months thereafter. Under the terms of the lease agreement, approximately $134,000 of rent was due and payable in 2004, and a contingent liability of $135,539 under a note would be waived by the landlord when the rent of approximately $134,000 was paid in full. After the lease term expired on May 2, 2004, and after all payment obligations were met, we moved to smaller offices in the Alpharetta area and entered into a two year lease agreement with an annual rent of approximately $38,000. The lease for the office space in Alpharetta expired in April 2006 and was not renewed.

Utility Partners, the subsidiary of ViryaNet, Inc. located in Tampa, Florida, leased approximately 2,800 square feet of office space used primarily for engineering, sales, services and technical support purposes. The premises are leased under a lease agreement that expires on October 16, 2007, with a total annual rent of approximately $127,000, including certain communication costs.

ViryaNet Japan KK, our subsidiary in Japan leases approximately 2,100 square feet of office space under a lease agreement that will expire on June 30, 2006, with a total annual rent of approximately $95,000. We extended this lease for five months and intend to seek smaller office space at a lower annual cost thereafter, if available.

ViryaNet Pty Ltd., our subsidiary in Australia leases approximately 1,700 square feet of office space in Melbourne, Australia under a lease agreement that will expire on October 14, 2006, with a total annual rent of approximately $20,000. Currently, we intend to seek a short-term renewal for this space on similar terms or seek office space at approximately the same annual cost, if available.

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

The majority of our revenues are derived from customers in the United States, with the balance generated by customers in Europe, and the Asia Pacific regions. The percentage of revenue derived from the Asia Pacific region increased from 10% in 2004 to 13% of total revenue in 2005, and we expect that percentage to increase slightly in 2006 as we have placed greater management focus on business opportunities in international markets, established a new subsidiary in Australia which acquired substantially all of the assets of e-Wise Solutions, and established a sales office in Singapore. The percentage of revenue derived from Europe declined from 11% in 2004 to 8% in 2005 as our channel sales did not ramp as fast as expected due to delays in closing license sales with new customers and lower sales of follow-on services to existing customers. We price our products based on market conditions in each jurisdiction where we operate. Historically, a significant portion of our revenues has been derived from a small number of relatively large companies and we expect this trend to continue. See “Risk Factors—Historically, our revenues have been concentrated in a few large orders and a small number of customers, a trend which has been increasing over time. Our business could be adversely affected if we lose a key customer.”

Cost of Revenues

The cost of revenues consists of the cost of software license revenues and cost of maintenance and services. The cost of software license revenues consists of costs of third-party software that is either embedded in our software or licensed for resale from third-party software providers to enhance the functionality of our software, amortization of acquired technology, and to a lesser extent royalty payments to the OCS. The cost of acquired technology is established as part of the purchase price allocation and amortized over the period of its useful life on a straight-line basis. Cost of maintenance and services consists of salaries and expenses of our professional services organization employees, costs related to third-party consultants and contractors, and other administrative expenses incurred in support of these personnel. We expect the annual increase in the cost of services to approximate the growth of professional services revenue on an annual basis.

Operating Expenses

Operating expenses are categorized into research and development expenses, sales and marketing expenses, general and administrative expenses, and amortization of stock-based compensation.

Research and development expenses include costs relating to the development of our products. These costs consist primarily of salaries and benefits for research and development employees, facilities and other administrative expenses, and the cost of consulting development resources that supplement our internal development team. These expenses are presented net of any governmental grants. Due to the relatively short time between the date our products achieve technological feasibility and the date they generally become available to customers, costs subject to capitalization under SFAS No. 86 have been immaterial and have been expensed as incurred.

Sales and marketing expenses consist of salaries and commissions for sales and marketing employees and consultants, office expenses, travel, printing and distribution, market research, advertising and promotional expenses, and other administrative expenses.

General and administrative expenses consist of salaries for administrative, executive and finance personnel, information system costs, insurance, accounting, legal, professional fees and other administrative expenses.

Amortization of stock-based compensation includes the amortization of employee stock-based compensation and expenses for stock options granted to consultants in exchange for services. Stock-based compensation expense is amortized over the vesting schedule of the stock options or restricted shares using the straight-line approach, or, over the term of the services provided. These expenses are reported in the statement of operations under the applicable operating expense categories (i.e., cost of services, sales and marketing, research and development, and general and administrative) and no longer reported as a separate line item.

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

On June 15, 2005, we acquired substantially all of the assets of e-Wise Solutions of Melbourne, Australia, a privately held provider of front-office automation solutions to the utilities sector. These assets became part of ViryaNet Pty Ltd, our newly established Australian subsidiary. We established our new subsidiary to build a local presence in a geography that we believe is a growing market for workforce management solutions. The purchase price for this transaction was approximately $1.7 million (United States dollars) based on (i) consideration of approximately $1.3 million payable in 555,778 of our Ordinary Shares, (ii) the assumption of approximately $0.3 million of unsecured debt, and (iii) approximately $0.1 million of transaction related expenses.

Our Reporting Currency

Our reporting currency is the United States dollar. Transactions and balances of subsidiaries whose functional currency is not the dollar have been translated to dollars under the principles described in Financial Accounting Standards Board Statement No. 52. Under this FASB Statement, assets and liabilities have been translated at period-end exchange rates and results of operations have been translated at average exchange rates. The exchange gains and losses arising from these translations are recorded as a separate component of accumulated other comprehensive losses in the shareholders’ equity section of our balance sheet.

Recently Issued Accounting Pronouncements

For a discussion of applicable recently issued accounting pronouncements, see Note 2 to our financial statements included below.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates on an on-going basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amount values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

Revenues from software product license agreements that do not involve significant customization and modification of the software product are recognized, under Statement of Position No. 97-2, “Software Revenue Recognition,” or SOP 97-2, as amended. This means that we recognize software license revenues when persuasive evidence of an arrangement exists, the fee is fixed and determinable, collection is considered probable and delivery has occurred and no significant obligations with regard to implementation remain.

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

Where software arrangements involve multiple elements that typically consist of license, professional services, and post-contract maintenance and support, and when the services included in these arrangements are not considered essential to the functionality of the software, revenue is allocated to each element. License revenues are recorded based on the residual method according to SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, for such transactions. Under the residual method, revenue is recognized for the delivered elements when (1) there is vendor-specific objective evidence

(“VSOE”) of the fair values of all the undelivered elements, (2) VSOE of fair value does not exist for one or more of the delivered elements in the arrangement, and (3) all revenue recognition criteria of the amended SOP 97-2 are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. Our VSOE used to allocate the sales price to professional services and maintenance is based on the price charged when the undelivered elements are sold separately. We do not have multiple element arrangements where VSOE of fair value does not exist for all undelivered elements. However, if VSOE of fair value does not exist for all undelivered elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue would be deferred until such evidence exists for the undelivered elements, or until all elements are delivered, whichever occurs earlier.

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

Goodwill

Under Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill is not amortized but is subject to an annual impairment test. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of market multiples for the reportable unit. We have recorded goodwill of approximately $2.8 million related to our acquisition of iMedeon on February 25, 2002, $3.7 million related to our acquisition of Utility Partners, Inc. on July 29, 2004, and $0.6 million related to our acquisition of substantially all of the assets of e-Wise Solutions on June 15, 2005. We have performed impairment tests and determined that our goodwill in the aggregate of approximately $7.0 million is not subject to an impairment charge as of year-end 2005.

In addition, we test for impairment periodically whenever events or circumstances occur subsequent to our annual impairment tests that indicate that the asset may be impaired. Indicators we consider important which could trigger an impairment include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or a significant decline in our stock price for a sustained period.

Long-lived Assets other than Goodwill

We are required to assess the impairment of long-lived assets, other than goodwill, tangible and intangible under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (SFAS No. 144) on a periodic basis, when events or changes in circumstances indicate that the carrying value may not be recoverable. Where events and circumstances are present which indicate that the carrying value may not be recoverable, we recognize an impairment loss. Such impairment loss is measured by comparing the recoverable amount of the asset with its carrying value. The determination of the value of such intangible assets requires management to make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or the related assumptions change in the future, we could be required to record impairment charges.

Contingencies

From time to time, we are defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies, if any, which would be charged to earnings, is made after careful and considered analysis of each individual action together with our legal advisors. The required reserves may change in the future due to new developments in each matter or changes in circumstances, such as a change in settlement strategy. A change in the required reserves would affect our earnings in the period the change is made.

Operating Results

The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	2003	2004	2005
Revenues:
Software license	34.3%	26.1%	12.1%
Maintenance and services	65.7	73.9	87.9

Total revenues:	100.0	100.0	100.0
Cost of revenues:
Software licenses	4.0	2.4	2.5
Maintenance and services	41.8	56.6	55.3

Total costs of revenues	45.8	59.0	57.8
Gross profit	54.2	41.0	42.2

Operating expenses:
Research and development, net	17.5	17.4	17.6
Sales and marketing	34.4	36.9	36.7
General and administrative	16.4	18.6	21.1

Total operating expenses	68.3	72.8	75.5
Operating loss	(14.2)	(31.8)	(33.3)
Financial income (expenses), net	(2.6)	(3.1)	(9.3)
Other income	2.9	0.0	0.0
Net loss	(13.8)	(34.9)	(42.6)

Geographic Distribution

The following table summarizes the revenues from our products and services by country/region, stated as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
Country/region	2003	2004	2005
United States	70	79	79
Europe	13	11	8
Asia Pacific	17	10	13

Total	100%	100%	100%

Comparison of Fiscal Years Ended December 31, 2004 and 2005

Revenues

Our total revenues increased by 19% from $11.9 million in 2004 to $14.2 million in 2005. Our revenue from software licenses declined by approximately $1.4 million in 2005 compared to 2004; however this decrease was offset by an increase of $3.7 million in our professional services revenue. The professional services revenue growth came primarily from an increase in our services revenue as described below in “Maintenance and Services.” During 2005, we expected to derive more revenue from sales outside of North America. While we did experience growth in Asia Pacific principally from the approximately $1.0 million contributed by the acquisition of e-Wise Solutions in 2005, the growth in Asia Pacific was offset by lower revenue contributed from our channel partners in Europe.

In 2006, we believe that we can expect growth in our revenue resulting from the closure of sales with new customers and the full-year contribution of revenue resulting from the acquisition of e-Wise in June 2005.

Software Licenses

Software license revenues decreased by 45% from $3.1 million in 2004 to $1.7 million in 2005. This decrease of $1.4 million was attributable to our inability to close new deals for our software licenses, particularly in Europe where we are more reliant upon the success of channel partners in closing transactions.

As a percentage of revenue, software licenses decreased from 26.1% of revenue in 2004 to 12.1% of revenue in 2005. The reduction in the percentage of revenue provided by software licenses is attributable to the decline in software license revenue due to our inability to close new deals for our software licenses, as mentioned above, and the substantial growth of maintenance and services revenues from new and existing customers from 2004 to 2005. There were no rate changes in our license fees that had a material impact on our revenues.

Maintenance and Services

Our maintenance and services revenues increased by 42% from $8.8 million in 2004 to $12.5 million in 2005. The increase of $3.7 million is attributable to an increase of $1.3 million in post-contract maintenance revenues due to the growth in the installed base of customers using our software, including the full-year benefit of customers assumed from the UP acquisition which closed in July 2004, and an increase of $2.4 million in services revenues of which approximately $1.0 million resulted from customers assumed in the e-Wise acquisition. There were no rate changes in our maintenance and services fees that had a material impact on our revenues.

Cost of Revenues

Total cost of revenues increased by 17% from $7.0 million in 2004 to $8.2 million in 2005, as further explained below.

Cost of Software Licenses

The cost of software licenses increased by 24% from $0.3 million in 2004 to $0.4 million in 2005. The increase was due to an increase of approximately $0.2 million in expenses related to the amortization costs of acquired technology arising from the acquisitions of Utility Partners in July 2004 and e-Wise Solutions in June 2005, offset by lower license costs resulting from the lower volume of software licenses sold in 2005 compared with 2004.

Cost of Maintenance and Services

The cost of maintenance and services increased by 16% from $6.7 million in 2004 to $7.9 million in 2005. The increase in the cost of maintenance and services of $1.1 million is primarily attributable to the full-year effect of the UP acquisition in July 2004 and the e-Wise acquisition in June 2005 related to the cost of servicing the installed base of customers at UP and e-Wise. Maintenance and services costs as a percentage of maintenance and services revenues decreased from 77% in 2004 to 63% in 2005. The decrease in maintenance and services costs as a percentage of maintenance and services revenues resulted primarily from an increase in the efficiency and utilization of our services personnel needed to deliver maintenance and services revenue.

Operating Expenses

Research and Development, Net

Our net research and development expenses increased by 21% from $2.1 million in 2004 to $2.5 million in 2005, but remained essentially unchanged at 17.6% of revenue in 2005 compared to 17.4% in 2004. We did not receive any government grants from the OCS during 2004 and 2005. The increase in the amount of research and development expenses in 2005 of approximately $0.4 million is primarily attributable to the full-year effect of the UP acquisition in July 2004 and the effect of the e-Wise acquisition, which was completed in June 2005.

We expect that we will continue to devote a substantial portion of our revenues to research and development to enhance our existing products, merge certain features and functionality of WorkUP™ and FOCUS with ViryaNet Service Hub, and develop new features and functionality that will benefit all of our customers. In 2006, we expect the amount of expenses for research and development to decline slightly in comparison to the amount of those expenses in 2005, and we expect that research and development as a percentage of revenue should decline if revenue growth occurs as expected. See “Cautionary Statement Regarding Forward-Looking Statements”.

Sales and Marketing

Our sales and marketing expenses were $5.2 million, or 36.7% of revenue in 2005 compared to $4.4 million or 36.8% of revenue in 2004, a year over year increase of $0.8 million or 18.6%. This increase was attributable to (i) an increase in personnel costs of $0.4 million resulting from the full year impact of the UP acquisition in July 2004 and the e-Wise acquisition in June 2005, (ii) an increase of $0.3 million in variable compensation related to higher volume of sales and revenue, and (iii) an increase of approximately $0.1 in expenses related to the amortization of intangible assets for the UP and e-Wise acquisitions. We expect sales and marketing expenses to remain flat or slightly decline in 2006 compared to 2005 and we expect that sales and marketing as a percentage of revenue should decline to the extent that revenue growth occurs as expected. See “Cautionary Statement Regarding Forward-Looking Statements”.

General and Administrative

Our general and administrative expenses were $3.0 million, or 21.1% of revenue in 2005 compared to $2.2 million, or 18.6% of revenue in 2004, a year over year increase of $0.8 million or 35.7%. This increase was attributable to (i) an increase in personnel and administrative costs of $0.5 million resulting from the full year impact of the UP acquisition in July 2004 and the effect of the acquisition of e-Wise in June 2005, (ii) an increase of $0.1 million related to accrued severance costs for employee terminations in 2005, and (iii) an increase of approximately $0.1 million related to higher professional, printing and filing fees incurred in 2005. We expect general and administrative expenses to remain flat or slightly decline in 2006 compared to 2005 and we expect that these expenses as a percentage of revenue should decline to the extent that revenue growth occurs as expected. See “Cautionary Statement Regarding Forward-Looking Statements”.

Financial Income and Expenses, net

Financial income and expenses, net, increased from approximately $0.4 million in 2004 to approximately $1.3 million in 2005. The increase of approximately $0.9 million is primarily attributable to (i) a one-time non-cash charge of approximately $0.8 million related to the accounting for a modification to the terms of the LibertyView convertible note, (ii) an increase of approximately $0.1 million due to higher interest expenses related to the convertible notes with LibertyView and the September 2005 Investor Group, (iii) an increase of approximately $0.1 million of other expenses incurred in connection with the convertible notes, and (iv) an increase of approximately $0.1 million in bank interest fees due to higher short-term borrowing which occurred during the 2005, offset by favorable foreign translation adjustment of approximately $0.2 million. We expect that financial income and expenses, net, to decline in 2006 as we do not anticipate incurring any one-time charges similar to the charge related to the modification of terms to the LibertyView convertible note, and the conversion of $2.0 million of the LibertyView convertible note to Preferred A Shares will reduce the amount of interest expenses related to convertible notes that we incur in 2006.

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

Sales and Marketing

Our sales and marketing expenses were $4.4 million, or 36.9% of revenue in 2004 compared to $4.1 million or 34.4% of revenue in 2003, a year over year increase of $0.3 million or 6.2%. This increase was attributable to an increase in personnel costs resulting from the acquisition of UP on July 29, 2004.

General and Administrative

Our general and administrative expenses were $2.2 million, or 18.6% of revenue in 2004 compared to $1.9 million, or 16.4% of revenue in 2003, a year over year increase of $0.2 million or 12.6%. This increase was primarily attributable to an increase in personnel and administrative costs due to the UP acquisition.

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

Liquidity and Capital Resources

How We Have Financed Our Business

On September 19, 2000, we completed our IPO. In this offering, we raised gross proceeds of $32.0 million and issued 400,000 Ordinary Shares at an effective price of $80.00 per Ordinary Share (adjusted for our one-for-ten reverse share split in May 2002). Since the time of our IPO, we have financed our operations primarily through additional sales of our Ordinary Shares through private placements or incurrence of convertible debt, bank related financings and sale of receivables. Historically, cash flow from operations has not been sufficient to fund operations without the use of these additional financing measures.

Sources of Cash

Equity or Convertible Debt Financings

During 2003, we raised approximately $5.0 million in cash, excluding transaction related expenses, from the sale of our Ordinary Shares from private equity financings. These transactions consisted of the following:

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

During 2004, we raised approximately $2.5 million of cash, excluding transaction related expenses, in a convertible note financing transaction. The transaction consisted of the following:

•

On July 28, 2004, we issued to LibertyView a 7.5% Convertible Note in the aggregate principal amount of $2.5 million due July 28, 2014. We are obligated to pay interest on the Note on a quarterly basis commencing October 15, 2004, either in cash or our registered Ordinary Shares, at our discretion. The Note is convertible, at the option of LibertyView, at any time before its maturity date into our Ordinary Shares at a fixed conversion price of $4.2996 per Ordinary Share. LibertyView also has an option to require us to purchase the Note in an amount equal to 100% of the principal amount plus accrued and unpaid interest, on July 15, 2008, July 15, 2009, and July 15, 2011. If LibertyView elects to require us to purchase the Note, we can elect to pay the repurchase price in cash, Ordinary Shares, or a combination thereof. The Note is also subject to repurchase for cash, at LibertyView’s option and at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, on the occurrence of certain events, including the following: (i) an acquisition of our company for cash only, (ii) an acquisition of our company by another company whose market value is less than $25.0 million, (iii) if our Ordinary Shares are neither listed for trading on a U.S. national securities exchange nor approved for trading on The Nasdaq Stock Market or any similar system of automated dissemination of quotations of securities prices, and (iv) if we become subject to bankruptcy or similar proceedings (regarding changes in the terms of the Note, see also the August 8, 2005, transaction with LibertyView below). In connection with the Note, we agreed to file an F-3 Registration Statement covering the Ordinary Shares which may be issued upon conversion of the Note within the earlier of (i) 60 days from the date of the Note, and (ii) 5 business days after the registration statement that was filed with the SEC prior to the date the Note is declared effective by the SEC. In that respect, we have also agreed that in the event the F-3 is not filed on time or not declared effective by the SEC within 90 days after it is filed, we will pay LibertyView cash compensation equal to 1% of the loan under the Note for each month of delay (on a pro-rated basis). On May 27, 2005, we entered into a letter agreement with LibertyView under which we agreed to issue to LibertyView 50,000 of our Ordinary Shares and pay a cash amount of $40,000 as the sole and complete remedy for our inability to meet such registration deadlines. On June 29, 2005, we entered into an additional letter agreement with LibertyView under which LibertyView agreed, for the period ending on January 1, 2006, to waive its right to require us to repurchase the note if if our Ordinary Shares are neither listed for trading on a U.S. national securities exchange nor approved for trading on The Nasdaq Stock Market or any similar system of automated dissemination of quotations of securities prices. In connection with such waiver, we issued 10,000 of our Ordinary Shares to LibertyView.

During 2005, we raised approximately $3.5 million of cash, excluding transaction related expenses, in a combination of convertible note financing and private placement transactions for our Ordinary Shares. The transactions consisted of the following:

•	In February 2005, we completed a private placement of our Ordinary Shares to Telvent Investments, S.L., a current shareholder. In exchange for approximately $1.3 million, we issued 581,659 Ordinary Shares at a price of $2.29 per Ordinary Share.

•	On August 8, 2005, we completed with LibertyView a private placement of our Ordinary Shares that involved (i) the issuance of 333,333 of our Ordinary Shares for cash consideration of $700,000 at a price of $2.10 per Ordinary Share, (ii) the issuance of a warrant to purchase 116,666 Ordinary Shares at an exercise price of $2.10 per share, and (iii) cash of $480,000 in consideration for an increase in the value of the Note from $2.5 million to $2.98 million and a replacement of the loan under the Note with a new note, which is convertible at a fixed conversion price of $2.205 per Ordinary Shares into 1,351,474 Ordinary Shares.

•	On September 28, 2005, we completed with the September 2005 Investor Group a private placement that involved (i) the issuance of 238,096 of our Ordinary Shares for cash consideration of $500,000 at a price of $2.10 per Ordinary Share, (ii) the issuance of a warrant to purchase 162,699 Ordinary Shares at an exercise price of $2.10 per share, (iii) a note for $500,000 which is convertible at a fixed conversion price of $2.205 per Ordinary Share into 226,758 Ordinary Shares, and (iv) the issuance of 32,540 Ordinary Shares to one of the investors as a finder’s fee for this transaction. Under the terms of the convertible note, the Company may compel conversion of the note prior to its maturity date.

During 2006 to date, we have raised approximately $1.4 million of cash, excluding transaction related expenses, in a combination of convertible note financing and private placement transactions for our Ordinary Shares. The transactions consisted of the following:

•	On June 2, 2006, we converted $2.0 million of a convertible note held by LibertyView to Preferred A Shares at an exercise price of $1.53 per Preferred A Share.

•	On June 6, 2006, we completed a private placement of our Ordinary Shares with three existing shareholders and one new institutional investor. In exchange for $1.35 million, we issued (i) 1,437,700 Ordinary Shares at a price of $0.939 per Ordinary Share and (ii) warrants to purchase 287,540 Ordinary Shares at an exercise price of $1.127 per Ordinary Share.

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

On December 22, 2005, we refinanced our debt arrangement with Bank Hapoalim by converting $1.8 million of the outstanding short-term borrowings at that time to long-term debt payable over three years in equal quarterly installments of $150,000, with the first payment due on April 1, 2006 and with interest payable quarterly at a rate of LIBOR plus 2.25%. As of June 1, 2006, the outstanding balance on our long-term loan arrangement with Bank Hapoalim is $1.65 million. This restructured long-term debt is subject to the following covenants: (i) our shareholders equity, on a quarterly basis, starting on January 1, 2006, shall be at least the higher of (a) 17% of our total assets, or (b) $3.0 million, and (ii) our cash balance (a) on January 1, 2006 shall not be less than $1.0 million, and (b) on a quarterly basis, beginning July 1, 2006 shall not be less than $1.0 million. In connection with this refinancing, we issued 30,000 Ordinary Shares at par value NIS 1.0 per share to Bank Hapoalim Limited and agreed to register these 30,000 Ordinary Shares as part of our commitment to the bank for this issuance.

On June 6, 2006, we reported our financial results for the period ended March 31, 2006, which indicated that our shareholders’ equity was below the $3.0 million level required per the shareholders’ equity covenant with the bank. On June 27, 2006, we received a waiver from Bank Hapoalim for this covenant as it relates to the March 31, 2006 shareholders’ equity.

To ensure compliance with the bank covenants explained above, we are trying to control our cost structure while maximizing our cash collection efforts. However, in the event that we are unable to maintain compliance with the bank covenants, we may request a waiver from the bank. If we breach the covenants and are unable to obtain a waiver, the bank may call in its loan or credit line. In such an event, we would need to seek alternate financing as we deem necessary for our business operations. However, we cannot provide assurance that any such alternate financing would be available on terms acceptable to us or at all. See the risk factor entitled “We will need sufficient funds to re-pay our loans from Bank Hapoalim, which may be subject to immediate repayment if we do not meet our repayment schedule or meet specified conditions” in Item 3, above.

Sale of Receivables

From time to time, we sell receivables to Bank Hapoalim under an arrangement in which the bank pays us the amount of the accounts receivable less an agreed upon commission, and we irrevocably assign to the bank the accounts receivable sold without recourse to us. Our ability to sell such receivables in the future to Bank Hapoalim or other institutions on current terms and conditions is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions’ policies from time to time.

Cash

As of December 31, 2005, we had cash and cash equivalents of $2.0 million, compared to $2.9 million as of December 31, 2004. In summary, the $0.9 million decrease in cash and cash equivalents is attributable to $3.7 million of net cash used in operating activities and $0.2 million of net cash used in investing activities, offset by $3.0 million of net cash provided by financing activities.

Net cash used in operating activities was $3.7 million in 2005, primarily resulting from our loss from operations net of depreciation and amortization of $5.4 million. For 2004, net cash used in operating activities was $2.7 million, resulting primarily from our loss from operations net of depreciation and amortization of $3.4 million. For 2003, net cash used in operating activities was $1.4 million, resulting primarily from our loss from operations net of depreciation and amortization of $0.7 million and decrease in accounts payable and accrued expenses of $0.5 million.

Net cash used in investing activities was $0.2 million in 2005, primarily attributable to $0.1 million of cash used in connection with the acquisition of e-Wise Solutions. and approximately $0.1 million of capital equipment purchases. For

2004, net cash used in investing activities was $1.3 million, primarily attributable to $1.1 million of cash used in connection with the acquisition of Utility Partners, Inc. and approximately $0.2 million of capital equipment purchases. For 2003, net cash provided by investing activities was $16,000.

Net cash provided by financing activities was $3.0 million in 2005, which included $2.7 million of cash raised in the sale of our Ordinary Shares, $0.9 million of net proceeds raised in convertible note financings, and an increase in short-term bank credit with Bank Hapoalim of $0.6 million, offset by the re-payment of long-term debt with Bank Hapoalim of approximately $1.1 million. Net cash provided by financing activities was $1.9 million in 2004 which included $2.5 million of net proceeds raised in the convertible note financing from LibertyView, an increase in short-term bank credit with Bank Hapoalim of $0.6 million, offset by the re-payment of the long term debt with Bank Hapoalim of $1.0 million and payment of issuance expenses of $0.2 million. For 2003, net cash provided by financing activities was $3.3 million which included the net proceeds from both the sale of our Ordinary Shares and stock option exercises in the amount of $5.0 million, offset by the $1.7 million net reduction of short-term and long-term borrowing activities with Bank Hapoalim.

Future Cash Needs

In addition to our need to continue to meet our payment obligations to Bank Hapoalim under the terms of our debt arrangement, our capital requirements depend on numerous factors, including market demand and acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, and the timing and extent of establishing additional international operations. We intend to continue investing significant resources in our selling and marketing and research and development operations in the future. We believe that our cash and cash equivalents and funds generated from operations will be sufficient to finance our operations for at least the next twelve months. Our ability to achieve profitability using our currently available cash and cash equivalents will depend on our ability to increase our revenues while continuing to control our expenses. We cannot assure you that we will be able to achieve profitability, particularly given the risk factors outlined earlier in this Form 20-F. If we are not successful doing so, we will be required to seek new sources of financing. If additional funds are raised through issuance of equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of Ordinary Shares, and the terms of these securities could impose restrictions on our operations, and will result in additional dilution to our shareholders. Our ability to raise additional secured debt may require the consent of Bank Hapoalim, LibertyView, and the September 2005 Investor Group.

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

Our research and development net expenditures for 2003, 2004 and 2005 were $2.1 million, $2.1 million and $2.5 million, respectively (see the paragraph headed “We may be unable to maintain or expand our sales, marketing, research and development and support organizations which may hinder our ability to grow and meet customer demands” in the Risk Factors set forth in Item 3 above).

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

In 2001 and 2002, we received approvals for grants from the OCS in the amount of $372,000, which were received by us through December 31, 2003. During 2004 and 2005, we made royalty payments of $8,000 and $2,000, respectively, to the OCS related to these grants. As of December 31, 2005, we have an outstanding contingent liability to pay royalties in the amount of $381,000.

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

Impact of Inflation

Since our revenues are generated in United States dollars and currencies other than New Israeli Shekels (NIS), and a portion of our expenses is incurred and will continue to be incurred in NIS, we are exposed to risk by the amount that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar and other currencies. We are also exposed to risk if the timing of the devaluation lags behind inflation in Israel. In 1994, 1995 and 1996, the inflation rate in Israel exceeded the rate of devaluation of the NIS against the dollar and other currencies. This trend was reversed during 1997 and 1998. In 1999 and in 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS, and in 2001 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. In 2002, the devaluation of the NIS against the dollar was similar to the rate of inflation. In 2003 and 2004, the NIS gained in value against the dollar while the rate of inflation was negative. In 2004, the NIS gained 2% in value against the dollar while the rate of inflation was 1%. In 2005, the NIS lost 6.7% in value against the dollar while the rate of inflation was 2.4%. We generally do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. We also do not own any market risk sensitive instruments. However, we may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks.

Effective Corporate Tax Rate

Our effective corporate tax rate will reflect a mix of the United States, Japan, United Kingdom and Australian statutory tax rates on our United States, Japan, United Kingdom and Australian income and the Israeli tax rate discussed below. In June 2004 and in July 2005, the “Knesset” (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%. The majority of our income, however, is derived from our two investment programs with approved enterprise status under the Law for the Encouragement of Capital Investments and is eligible for some tax benefits, subject to certain conditions and restrictions.

Under our investment programs we will enjoy a tax exemption on income derived during the first ten years in which these investment programs produce taxable income after the commencement of production, provided that we do not distribute the income as dividends. All of these tax benefits are subject to various conditions and restrictions.

See the discussion in the Tax section in Item 10.

As of December 31, 2005, we had net operating loss carryforwards for tax reporting purposes of approximately $66.1 million in the United States, $21.5 million in Israel, $15.7 million in the United Kingdom, $1.6 million in Japan, and $0.2 million in Australia. In the United States, the internal revenue code limits the use in any future period of net operating loss carryforwards following a significant change in ownership interests. Since we have incurred tax losses through December 31, 2005, we have not used these net operating losses.

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

As a percentage of our total revenue, our software license revenue decreased from 34.3% in 2003 to 26.1% in 2004. This decline is attributable to reduced sales of new licenses to customers and an increase in the recurring revenues from existing customers related to professional services and post-contract maintenance and support, which are not dependent on the sales of new licenses. During 2005, this trend continued further as software license revenue declined to 12.1% while revenues contributed from professional services and post-contract maintenance and support increased significantly. The revenues derived from the acquisition of e-Wise during 2005 were primarily services related and also contributed to the decline in the percent of revenue from software licenses.

In general, we do not believe the decline in revenue from software as a percentage of total revenue will impact future maintenance and services revenue or our business as a whole since we expect to sell licenses in the future which will generate more professional services and maintenance and support revenue in addition to recurring services revenue with existing customers, assuming that our existing customers continue to purchase additional services and renew post-contract support from us. While the mix of our software license revenue fell from 26.1% in 2004 to 12.1% in 2005, our total revenues during this period grew by 19%.

For information about our expectations regarding our future cost of revenues, future operating expenses and liquidity and capital resources, please see the discussion under the “Risk Factors” section of Item 3 and the “Operating Results” section and the “Liquidity and Capital Resources” section of Item 5.

Off-balance Sheet Arrangements

We are not party to any material off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

Contractual Obligations as of December 31, 2005 (1)	Payments due by Period (US$ in thousands)
	Total	One Year or Less	1 – 3 Years	4 – 5 Years
Short-term bank debt	$264	$264	$—	$—
Short-term convertible note (1)	$500	$500	$—	$—
Long-term bank debt (1)	$2,067	$717	$1,350	$—
Long-term convertible note (1)	$2,980	$—	$2,980	$—
Operating leases (2)	$1,266	$727	$539	$—
Accrued severance pay, net (3)	$442	$—	$—	$442
Total Contractual Cash Obligations:	$7,519	$2,208	$4,869	$442

(1)	See “Liquidity and Capital Resources Bank Financing.”

(2)	Includes leases for facilities and automobiles.

(3)	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. See also Note 2 to our financial statements for further information regarding accrued severance pay.

Operating Leases

Payments under non-cancelable operating lease agreements for facilities expire on various dates through 2008. As of the date hereof, our annual aggregate lease obligations for facilities for the period 2006 through 2008 are $572,000, $347,000, and $126,000, respectively.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Name	Age	Position
Samuel I. HaCohen	48	Executive Chairman of the Board of Directors
Menahem Ish-Shalom	46	President and Chief Executive Officer
Jeffrey J. Oskin	35	Chief Operating Officer
Albert A. Gabrielli	47	Chief Financial Officer
Nir Diskin	39	Vice President, Development
Kiyoshi Abe	38	General Manager, ViryaNet Japan
Mark Hosking	42	General Manager, ViryaNet Australia
Vladimir Morgenstern	48	Director
Peter Gyenes	60	Director
Manuel Sanchez Ortega	42	Director
Lior Bregman	47	Director
Ronit Lerner	36	Director

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

Menahem Ish-Shalom has served as ViryaNet’s president and chief executive officer since January 2006 and as our chief operating officer from February 2001 until November 2002. Prior to rejoining ViryaNet, Mr. Ish-Shalom served as the chief executive officer of Wadago, Ltd., an Israeli based privately held company that has developed a product set for enabling visibility and control for file-based application integration. Prior to Wadago, Ltd., Mr. Ish-Shalom was a co-founder and served as the chief operating officer of Guardium Inc., a privately held company that develops and delivers innovative database security solutions for IBM, Oracle, Microsoft, and Sybase environments based in Waltham, Massachusetts.

Mr. Ish-Shalom served as vice president of customer care and billing at Amdocs from April 2000 until November 2000. During the period from May 1989 until April 2000, Mr. Ish-Shalom was employed at ViryaNet and served in a number of senior management positions, including research and development manager, general manager of Israeli operations, and executive vice president of engineering. Mr. Ish-Shalom holds a Bachelor of Science degree in computer science from the Hebrew University of Jerusalem.

Jeffrey J. Oskin rejoined ViryaNet in January 2005 as the vice president of international, responsible for our international subsidiaries, and was promoted to chief operating officer in January 2006. Mr. Oskin has more than 15 years of business experience with high technology and service-oriented organizations. Prior to rejoining ViryaNet, Mr. Oskin was vice president of sales at Commerce Technologies, a provider of e-commerce solutions to the retail and manufacturing industries. During his previous tenure with ViryaNet from October 1998 to January 2004, Mr. Oskin held a number of executive positions, including as vice president of sales for North America. Prior to ViryaNet, Mr. Oskin held a number of positions at high tech companies, including Teradyne, a leading supplier of automated test equipment to semiconductor manufacturing companies, where he managed a global service operation. Mr. Oskin holds a Bachelor of Science in mechanical engineering from Rensselaer Polytechnic Institute and an MBA from Boston University.

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

Nir Diskin has served as our vice president of engineering since September 2005 and is responsible for leading ViryaNet’s diverse worldwide development team. Previously, Mr. Diskin held a number of management positions within our research and development organization and was promoted to vice president of product management in 2000. Prior to joining ViryaNet in 1996, Mr. Diskin served as a major in the Israeli Air Force where he held positions of leadership and participated in avionics software development. Mr. Diskin holds a Bachelor of Science degree in computer science from the Hebrew University in Jerusalem.

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

Peter Gyenes has served as one of our directors since September 2002. Mr. Gyenes has more than 30 years of experience in sales, marketing and general management positions within the computer systems and software industry. Mr. Gyenes has been Chairman and Chief Executive Officer of Ascential Software Corporation (NASDAQ: ASCL), until its acquisition by IBM in April 2005. Mr. Gyenes was formerly Chief Executive Officer of Informix Corporation and led the sale of its database business to IBM and the subsequent transition from Informix to Ascential. Prior to Informix’s acquisition of Ardent Software, Inc., he was chairman, president and Chief Executive Officer of Ardent, which he joined in 1996. Before joining Ardent, he was the president and Chief Executive Officer of Racal Interlan, Inc. Previously, Mr. Gyenes served in executive sales, marketing, and general management positions at Data General Corporation, Encore Computer Corporation and Prime Computer, Inc. He serves on the boards of Applix Inc. (NASDAQ: APLX), a number of privately held technology companies, and the Massachusetts Technology Leadership Council. Mr. Gyenes received a Bachelor of Arts degree in Mathematics and a Masters of Business Administration from Columbia University.

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

Ronit Lerner has served as a director of ViryaNet since November 2003. Ms. Lerner currently serves as the chief financial officer of Shunra Ltd., a privately held software company based in Israel. Before joining Shunra in March 2006, Ms. Lerner was the chief financial officer of BMC Software Israel Ltd., a subsidiary of BMC Software, Inc. from July 2002 to March 2006. Prior to BMC, Ms. Lerner served as the director of mergers, acquisitions and accounting for ECI Telecom from 2000 until July 2002. Ms. Lerner joined the Israel accounting standards board, an affiliate of the Israel Securities Authority, at its inception in 1997 and served as a manager and senior research supervisor. During the period of 1996 to 2004, Ms. Lerner taught accounting at the Tel Aviv University. From 1994 to 1997, Ms. Lerner served as a senior manager at KPMG. Ms. Lerner received a Bachelor of Arts degree in Business Administration and Accounting from Tel Aviv Management College and received a Master in Business Administration in Finance, with honors, from Bar Ilan University. Ms. Lerner is a certified public accountant in Israel.

Compensation

The aggregate remuneration we paid for the year ended December 31, 2005 to our directors and executive officers as a group was $1,048,072 in salaries, fees, commissions and bonuses. Included in this amount is remuneration of $313,044 to two of our former executive officers. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits to our directors and executive officers. We have entered into executive incentive bonus or commission plans with all of our executive officers.

On November 26, 2003, our shareholders approved a compensation plan for our directors who are not executive officers. For each calendar year, any non-executive director attending any of the five (5) scheduled meetings of the Board of Directors is entitled to receive $1,000 for each meeting attended in person, or $500 for each meeting attended by phone only. On November 29, 2005, a revised compensation plan for our directors who are not executive officers was approved by shareholders and became effective on January 1, 2006. The revised compensation plan includes (i) an annual fixed retainer of $3,000 for each member of the Board of Directors and each member of the Audit Committee of the Board of Directors, (ii) an annual fixed retainer of $3,000 for each member of the Audit Committee, and (iii) a fee of $1,000 per meeting for each of the four (4) scheduled meetings of the Board of Directors and Audit Committee during each calendar year, whether participation for such meeting is attended in person or via phone. Participation in all other meetings of the Board of Directors or the audit committee does not entitle any director to additional compensation. All directors are reimbursed for their reasonable expenses incurred for each Board of Directors or committee meeting attended in person. With respect to our external directors, such compensation and reimbursement of expenses are made in accordance with the applicable provisions of the Companies Law. For additional information, please see the discussion under the heading “External Directors; Independent Directors”.

During 2005, 70,000 restricted shares were granted to our directors and executive officers. These restricted shares were granted for no consideration and the restrictions on these shares lapse at a rate of 50% per year over two years from the date of grant. Our shareholders approved the restricted shares granted to our directors.

On December 30, 2005, the Company decided to accelerate the vesting of 139,875 unvested stock options outstanding as of December 30, 2005, with an exercise price equal to or greater than $ 1.64 per share, which were held by the Company’s employees, including 28,500 unvested stock options held by officers. As a result, these unvested stock options became fully exercisable effective as of December 30, 2005, rather than becoming exercisable at the later dates when such options would have otherwise vested in the normal course. The Company’s stock options have generally vested over two to four-year period.

Board Practices

The following table sets forth certain information concerning our current directors and executive officers:

Name	Current Office(s) Held	Commencement of Office	Termination/Renewal Date of Office
Samuel I. HaCohen	Executive Chairman of the Board of Directors	March 1998	2006 Annual Meeting
Menahem Ish-Shalom	President and Chief Executive Officer	January 2006	Not applicable
Jeffrey J. Oskin	Chief Operating Officer	January 2006	Not applicable
Albert A. Gabrielli	Chief Financial Officer	April 2001	Not applicable
Nir Diskin	Vice President, Engineering	January 2006	Not Applicable
Kiyoshi Abe	General Manager, ViryaNet Japan	January 2004	Not applicable
Mark Hosking	General Manager, ViryaNet Australia	June 2005	Not applicable
Vladimir Morgenstern	Director	July 1999	2006 Annual Meeting
Peter Gyenes (1),(2),(3)	Director	September 2002	2008 Annual Meeting
Manuel Sanchez Ortega	Director	October 2003	2006 Annual Meeting
Lior Bregman (2),(3)	Director	November 2003	2006 Annual Meeting
Ronit Lerner (1),(2),(3)	Director	November 2003	2006 Annual Meeting

(1)	External Directors under the Companies Law

(2)	Member of Audit Committee

(3)	Independent Directors

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

Our Articles of Association provide that directors are elected at our annual general meeting of the shareholders by a vote of the holders of a majority of the voting power represented at that meeting. Each director, except for the external directors under the Companies Law as described below, holds office until the next annual general meeting of the shareholders.

External Directors; Independent Directors

Companies Law

We are subject to the provisions of the Companies Law. Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two external directors. Mr. Gyenes and Ms. Lerner serve as our external directors.

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

Under recent amendments to the Companies Law, at least one of the external directors serving on a company’s board of directors is required to have “financial expertise” and the other external director or directors are required to have “professional expertise.” A director is deemed to have “professional expertise” if he or she either (i) has an academic degree in economics, business management, accounting, law or public service, (ii) has an academic or other degree or completed another higher education, all in the field of business of the company or relevant for his/her position, or (iii) has at least 5 years experience as either a senior managing officer in the company’s line of business with a significant volume of business, a public office, or a senior position in the company’s main line of business. A director with “financial expertise” is a director that due to his education, experience and skills has a high expertise and understanding in financial and accounting matters and financial statements, in such a manner which allows him to deeply understand the financial statements of the company and initiate a discussion about the presentation of financial data. We believe that our external directors meet these new conditions.

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

Independent Directors

Our Ordinary Shares are currently listed for quotation on The Nasdaq Capital Market and are subject to the rules of The Nasdaq Capital Market applicable to quoted companies. Under the Nasdaq rules, we are required to appoint a minimum of three independent directors. The independence standard under the Nasdaq rules excludes any person who is a current or former employee of a company as well as the immediate family members of an executive officer of a company. Messrs. Bregman, Gyenes, and Ms. Lerner serve as independent directors and meet the independence standard of the Nasdaq rules.

Audit Committee

Nasdaq Rules and Companies Law

Our Board of Directors has formed an audit committee. The audit committee exercises the powers of the Board of Directors for our accounting, reporting and financial control practices. Under the Companies Law, both of the external directors should be members of the Audit Committee. Messrs. Bregman and Gyenes, and Ms. Lerner are members of our audit committee.

Under the Nasdaq rules, we are required to form an audit committee consisting of at least three independent directors. In addition, Nasdaq requires that the members of the audit committee (a) not have any relationship to the company that may interfere with the exercise of their independence, and (b) must be financially literate. The composition of our current audit committee complies with the Nasdaq rules.

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

Role of Audit Committee

Under the Nasdaq rules and the Sarbanes-Oxley Act, the audit committee (i) has the sole authority and responsibility to select, evaluate, and, where appropriate, replace the company’s independent auditors, (ii) is directly responsible for the appointment, compensation and oversight of the work of the independent auditors for the purpose of preparing its audit report or related work, and (iii) is responsible for establishing procedures for (A) the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, and (B) the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters. The audit committee is required to consult with management but may not delegate these responsibilities.

The roles of our audit committee under the Companies Law include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.

In addition to such functions as the audit committee may have under the Companies Law or under the Nasdaq rules, the primary purpose of our audit committee, including pursuant to other responsibilities with which it is charged under the Sarbanes-Oxley Act, is to assist the board of directors in fulfilling its responsibility to oversee management’s conduct of the financial reporting process, the systems of internal accounting and financial controls and the annual independent audit of the company’s financial statements. The audit committee reviews with management and our outside auditors the audited financial statements included in our Annual Report on Form 20-F and our interim quarterly financial results included on Form 6-K.

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

Nasdaq Listing Requirements

Recently adopted Nasdaq rules enable foreign private issuers, such as ourselves, to comply with the prevalent practice in our jurisdiction of incorporation in place of certain Nasdaq listing requirements. To the extent that we choose to do so, we are required to disclose in our annual reports filed with the SEC each Nasdaq listing requirement that we do not follow and describe the home country practice we follow in lieu of such requirement.

Employees

As of December 31, 2005, we had 33 employees in Israel, 55 in the United States, 21 in Australia, 6 in Japan, and 5 in Singapore. Of our 120 employees, 26 were engaged in research and development, 22 in sales, marketing and business development, 60 in professional services and technical support and 12 in finance, administration and operations. None of our employees is represented by a labor union.

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

We have to comply with various labor and immigration laws throughout the world, including laws and regulations in Israel, the United States, Australia, Singapore and Japan. Compliance with these laws has not been a material burden for us. If the number of our employees increases over time, our compliance with these regulations could become more burdensome.

Share Ownership

As of June 7, 2006, the aggregate number of our Ordinary Shares beneficially owned by our directors and executive officers as a group was 2,643,045, and includes options and warrants to purchase up to 454,534 Ordinary Shares which are exercisable or will become exercisable within 60 days of June 7, 2006 (no restricted Ordinary Shares included as the restrictions are not released within 60 days of June 7, 2006).

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

As of June 7, 2006, stock options to purchase up to 413,679 Ordinary Shares and 144,000 restricted Ordinary Shares granted to our directors and executive officers were outstanding under our option plans. The weighted average exercise price of these stock options was $1.99 per Ordinary Share and the restricted Ordinary Shares were granted for no consideration. As of June 7, 2006, stock options to purchase 374,679 Ordinary Shares will become exercisable within 60 days of June 7, 2006 (no restricted Ordinary Shares included as the restrictions are not released within 60 days of June 7, 2006).

As of June 7, 2006, we had approximately 900 shareholders of record.

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

The 1996 Stock Option and Incentive Plan

In 1996, we adopted the 1996 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 140,000 Ordinary Shares for issuance. As of June 7, 2006, options to purchase 13,690 Ordinary Shares were outstanding under the 1996 Stock Option and Incentive Plan and options to purchase 30,731 Ordinary Shares were exercised into Ordinary Shares. The 1996 Stock Option and Incentive Plan was due to expire as of December 31, 2005, however, the expiration date of outstanding options to purchase 13,690 at an exercise price of $6.11 were extended until December 31, 2006 per the approval of our Board of Directors. The 95,579 Ordinary Shares that were still available for grants of additional options as of December 31, 2005 were transferred to the 1999 Stock Option and Incentive Plan. The exercise prices of options granted under the 1996 Stock Option and Incentive Plan range from $6.11 to $10.00.

The 1997 Stock Option and Incentive Plan

In 1997, we adopted the 1997 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 50,000 Ordinary Shares for issuance. As of June 7, 2006, there were no options to purchase Ordinary Shares outstanding under the 1997 Stock Option and Incentive Plan, and options to purchase 7,990 Ordinary Shares had been exercised into Ordinary Shares. However, 42,010 Ordinary Shares that had been available for grants of additional options were transferred to the 1999 Stock Option and Incentive Plan.

The 1998 Stock Option and Incentive Plan

In 1998, we adopted the 1998 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 150,000 Ordinary Shares for issuance. As of June 7, 2006, there were no options to purchase Ordinary Shares outstanding under the 1998 Stock Option and Incentive Plan and options to purchase 950 Ordinary Shares were exercised into Ordinary Shares. The 149,050 Ordinary Shares that were available for grants of additional options were transferred to the 1999 Stock Option and Incentive Plan.

The 1999 Stock Option and Incentive Plan

In 1999, we adopted the 1999 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 300,000 Ordinary Shares for issuance and transferred an additional 286,639 Ordinary Shares to the 1999 Stock Option and Incentive Plan from the 1996 Stock Option and Incentive Plan, the 1997 Stock Option and Incentive Plan and the 1998 Stock Option and Incentive Plan.

In June 2001, November 2003, December 2004, and November 2005, our shareholders approved the reservation of options to purchase additional Ordinary Shares in the amounts of 300,000, 200,000, 350,000, and 150,000, respectively, for an aggregate additional amount of 1,000,000 Ordinary Shares to be granted under the 1999 Stock Option and Incentive Plan.

As of June 7, 2006, options to purchase 886,262 Ordinary Shares were outstanding under the 1999 Stock Option and Incentive Plan, options to purchase 142,997 Ordinary Shares had been exercised into Ordinary Shares and 557,380 additional Ordinary Shares were available for grants of additional options. The 557,380 Ordinary Shares that were available for grants of additional options were transferred to the 2005 Share Option Plans.

On December 30, 2005, we decided to accelerate the vesting of 139,875 unvested stock options outstanding as of December 30, 2005, with an exercise price equal to or greater than $ 1.64 per share, which were held by our employees, including officers. As a result, these unvested stock options became fully exercisable effective as of December 30, 2005, rather than becoming exercisable at the later dates when such options would have otherwise vested in the normal course. Our stock options have generally vested over two to four-year period.

The decision to accelerate the vesting of these stock options was made primarily to reduce compensation expense that otherwise would have been required to be recorded in future periods following our adoption in the first quarter of 2006 of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123(R)”) (see also Note 2 of our consolidated financial statements included in this annual report).

The 2005 Share Option Plans

The tax rules and accounting regulations regarding the grant of share-based awards have changed significantly since we adopted our 1999 Stock Option and Incentive Plan. Therefore, our Board of Directors believed that it was appropriate for us to adopt and approve, subject to shareholders’ approval, a new form of Israeli share option and restricted share plan and a new form of international share option and restricted share plan (the “2005 Share Option Plans”), which will supercede and replace all existing options plans, including the 1999 Stock Option and Incentive Plan. The 2005 Share Option Plans were approved by shareholders at our annual general meeting held on November 29, 2005.

The 2005 Share Option Plans provide for the grants of options, restricted shares and other share based awards to employees, directors, office holders, service providers, consultants and any other person or entity whose services our Board of Directors shall decide are considered valuable to us or our affiliates. The 2005 Share Option Plans provides for the grant of “incentive stock options” (options that qualify for special tax treatment under Section 422 of the U.S. Internal Revenue Code), nonqualified stock options, “102 Share Options” (options that qualify for special tax treatment under Section 102 of the Israeli Tax Ordinance (New Version) 1961 (the “Ordinance”)), “102 Shares” (shares that qualify for special tax treatment under Section 102 of the Ordinance) “3(I) Stock Options” (options subject to tax treatment under Section 3(I) of the Ordinance), restricted shares and other share based awards.

Any options that remain available for grants under any of the Company’s stock option plans shall be available for subsequent grants of awards under the 2005 Share Option Plans. In addition, if any outstanding award under the Company’s existing option plans should, for any reason, expire, be canceled or be forfeited without having been exercised in full, the shares subject to the unexercised, canceled or terminated portion of such award shall become available for subsequent grants of awards under the 2005 Share Option Plans.

As of June 7, 2006, grants of 201,350 restricted shares to purchase Ordinary Shares were outstanding under the 2005 Share Option Plans, 20,000 Ordinary Shares were granted without restrictions, and 336,030 additional Ordinary Shares were available for grants under the 2005 Share Option Plans.

Administration of Our Option Plans

Our option plans are administered by the Board of Directors. Under the option plans, options to purchase our Ordinary Shares may be granted to the officers, directors, employees or consultants of ViryaNet or of any of our subsidiaries. Under the option plans, the exercise price of options shall be determined by the Board of Directors. The Board of Directors also determines the vesting schedule of the options but generally the options vest over a two to four year period. Each option granted under the option plans is exercisable, unless extended, until seven years from the date of the grant of the option. The 2005 Share Option Plans will expire on December 31, 2015.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of June 7, 2006 for each person or group that we know owns more than 5% of our Ordinary Shares.

We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any Ordinary Shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days of June 7, 2006. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power for all Ordinary Shares held by them. Applicable percentage ownership in the following table is based on 10,256,330 Ordinary Shares outstanding as of June 7, 2006

Ordinary Shares Beneficially Owned

Name and Address	Number	Percent of Class
LibertyView Special Opportunities Fund, LP (1) LibertyView Capital Management Neuberger Berman, LLC 111 River Street – Suite 1000 Hoboken, NJ 07030-5776	2,957,627	27.1%
Telvent Investments, S.L. (2) Valgrande 6 28108 Alcobendas Madrid, Spain	1,521,804	14.7%
The Clal Group (3) Kiriat Atidim Ramat Hachayal P.O. Box 61581, Tel Aviv 58177 Israel	882,919	8.5%
C.E. Unterberg, Towbin Capital Partners I, LLC (4) 350 Madison Avenue New York, NY 10017	638,977	6.2%
e-Wise Holdings Pty Ltd 125 South Road Brighton VIC 3186 Australia	555,778	5.4%
Vertex Venture Capital Israel Funds (5) 1 Hashikma Street Savyon 56530 Israel	424,960	4.1%
All directors and executive officers as a group (12 persons)(6)	2,643,045	24.7%

(1)	Includes (i) 1,007,249 Ordinary Shares, (ii) 1,307,190 Preferred A Shares which can be converted to Ordinary Shares on a one-to-one basis at any time, (iii) 444,444 Ordinary Shares for which the balance of the convertible note issued to LibertyView in the amount of $980,000 may be converted at any time at a fixed conversion price of $2.205 per Ordinary Share, and (iv) warrants to purchase 198,744 Ordinary Shares exercisable within 60 days of June 7, 2006.

(2)	Includes (i) 1,440,406 Ordinary Shares, (ii) warrants to purchase 63,898 Ordinary Shares exercisable within 60 days of June 7, 2006, and (iii) options to purchase 17,500 Ordinary Shares exercisable within 60 days of June 7, 2006, held by Manuel Sanchez Ortega, a director of our company and the chief executive officer of Telvent, whose rights have been assigned to Telvent.

(3)	Includes

•	75,382 Ordinary Shares and warrants to purchase 334 Ordinary Shares exercisable within 60 days of June 7, 2006, held by Clal Venture Capital;

•	Warrants to purchase 334 Ordinary Shares exercisable within 60 days of June 7, 2006, held by Clalit Capital Fund;

•	138,301 Ordinary Shares held by Clal Industries and Investments;

•	139,851 Ordinary Shares held by Clal Electronics Industries;

•	2,535 Ordinary Shares held by Clal Finance Batucha Investment;

•	191,121 Ordinary Shares and warrants to purchase 35,680 Ordinary Shares exercisable within 60 days of June 7, 2006, held by FBR Infinity II Venture Israel LP, which may be deemed an affiliate of the Clal Group;held by Clal Finance Batucha Investment;

•	182,268 Ordinary Shares and warrants to purchase 34,062 Ordinary Shares exercisable within 60 days of June 7, 2006, held by FBR Infinity II Venture LP, which may be deemed an affiliate of the Clal Group;

•	69,985 Ordinary Shares and warrants to purchase 13,066 Ordinary Shares exercisable within 60 days of June 7, 2006, held by FBR Infinity II Venture LP, which may be deemed an affiliate of the Clal Group;

(4)	Includes (i) 532,481 Ordinary Shares, and (ii) warrants to purchase 106,496 Ordinary Shares exercisable within 60 days of June 7, 2006.

(5)	Includes:

•	49,330 Ordinary Shares and warrants to purchase 7,530 Ordinary Shares exercisable within 60 days of June 7, 2005, held by Vertex Israel II (A) Fund L.P.;

•	273,451 Ordinary Shares and warrants to purchase 41,742 Ordinary Shares exercisable within 60 days of June 7, 2006, held by Vertex Israel II (C.I.) Fund L.P.;

•	7,558 Ordinary Shares and warrants to purchase 1,153 Ordinary Shares exercisable within 60 days of June 7, 2006, held by Vertex Israel II (B) Fund L.P.;

•	34,914 Ordinary Shares and warrants to purchase 5,330 Ordinary Shares exercisable within 60 days of June 7, 2006, held by Vertex Israel II Discount Fund L.P.;

•	3,429 Ordinary Shares and warrants to purchase 523 Ordinary Shares exercisable within 60 days of June 7, 2006, held by Vertex Israel II (CI) Executive Fund L.P.;

(6)	Also includes options granted to our directors and executive officers that are exercisable within 60 days of June 7, 2006. This number includes Ordinary Shares held by Telvent since an affiliate of Telvent serves on our Board of Directors and, accordingly, such designee may be deemed to be the beneficial owner of the Ordinary Shares held by Telvent. Such designee disclaims beneficial ownership of such shares. Includes Ordinary Shares held by e-Wise Solutions Pty Ltd which are beneficially owned by Mark Hosking.

Our shareholders do not have different voting rights.

Related Party Transactions

Registration Rights

On February 18, 2005, we entered into a Registration Rights Agreement with Telvent Investments, S.L. in connection with a private financing that raised approximately $1.3 million. Under the terms of this agreement, we agreed to use best efforts to file a registration statement with the SEC covering the resale of the Ordinary Shares from this transaction after receipt of a written request from Telvent. We have also provided Telvent with “piggyback” rights subject to certain terms and conditions.

On August 8, 2005, we completed with LibertyView a private placement that involved (i) the issuance of 333,333 of our Ordinary Shares for consideration of $700,000, (ii) the issuance of a warrant to purchase additional 116,666 Ordinary Shares, and (iii) the replacement of the loan under the Note with a $2.98 million loan under a new note, which is convertible at a fixed conversion price of $2.205 per Ordinary Shares into 1,351,474 Ordinary Shares. Under the terms of this agreement, we agreed to file a registration statement with the SEC covering the resale of the shares issued as part of this transaction including any shares that may be issued in the future upon the conversion of the note and warrants.

On May 5, 2006, we signed an agreement with LibertyView, which was approved by our shareholders and consummated on June 2, 2006, to convert $2.0 million of its Convertible Note to Preferred A Shares at $1.53 per Preferred A Share, which may be converted at the discretion of LibertyView on a one-to-one basis to Ordinary Shares at any time. Under the terms of this agreement, we have agreed to file a registration statement with the SEC covering the Ordinary Shares that may be issued upon the conversion of the Preferred A Shares by no later than sixty (60) days from the date of the agreement.

On May 5, 2006, we entered into a Registration Rights Agreement with C.E. Unterberg, Towbin, LLC Telvent Investments SL, FBR Infinity II Ventures (Israel) LP, FBR Infinity II Ventures LP, and FBR Infinity II Ventures (Erisa) LP (collectively, the “May 2006 Investors”) in connection with a private financing that raised $1.1 million. Under the terms of this agreement, we have agreed to use best efforts to file a registration statement with the SEC covering the resale of the Ordinary Shares within six months from the date of the closing for this transaction.

On June 6, 2006, we have provided LibertyView, in connection with a private financing that raised $250,000, similar registration rights as the ones provided to the May 2006 Investors.

Insurances Policies with Clal Credit Insurance and Clal Insurance

During the period 2003 through 2005, we purchased several insurance policies with Clal Credit Insurance and Clal Insurance, both of which are affiliated with The Clal Group, our 8.5% shareholder as set forth above. All of these insurance policies were contracted on an arms-length basis. In 2005, the policy we purchased included the following items: Fire and general liability insurance and employer’s liability insurance for payments that total approximately $11,000.

Consulting Agreement with a Director

On July 21, 2003, the Board of Directors and audit committee approved an agreement with Vladimir Morgenstern, a director of our Company, to provide project management services to us in connection with our engagements with high profile customers and prospects. The compensation provided under the terms of this agreement is based on the average compensation provided to employees providing similar services to us. During 2005, Mr. Morgenstern was paid $8,000 for services provided to us under this agreement.

Loans

In June 1999, the Board of Directors issued Mr. HaCohen 17,390 Series C-2 Preferred Shares, in consideration of $100,000, which we loaned to Mr. HaCohen. The loan was approved by the shareholders in June 2000 and bears an annual interest at the rate of 6.5%. As of June 1, 2006, the outstanding loan amount was $155,400. Repayment of the loan is due when Mr. HaCohen sells or otherwise disposes of the shares subject to the loan. In addition, the Company, at its sole discretion, may call for immediate payment of the loan and the interest thereon in the event that (i) Mr. HaCohen becomes bankrupt or files a motion for bankruptcy, or (ii) Mr. HaCohen ceases to remain in the employment of the Company for any reason.

On May 28, 2001, we entered into a loan agreement with Mr. Winfried Burke for a principal sum of $52,000. Under the loan agreement, as amended, repayment of such loan amount by Mr. Burke (together with an interest equal to the applicable Federal Rate as published by the IRS on the date of the loan agreement) shall be made upon the earlier to occur of: (i) May 28, 2005, (ii) termination of Mr. Burke’s employment with ViryaNet, or (iii) such time as Mr. Burke elects to repay the loan. In addition, under the loan agreement Mr. Burke shall not be required to repay any outstanding loan amount in the event that his employment with the Company is terminated by the Company without cause. On May 16, 2005, after Mr. Burke’s resignation from the Board and concurrently with the entrance into a part-time employment arrangement with Mr. Burke, we extended the repayment date for the loan to May 28, 2006. On March 31, 2006, concurrent with additional changes to the terms of Mr. Burke’s employment with us, the repayment date for the loan and interest for Mr. Burke was extended to March 31, 2007.

Commercial Transactions with Telvent

On June 30, 2004, we entered into a value added reseller agreement with Telvent, under which Telvent became a non-exclusive reseller of our products at normal reseller terms.

On December 1, 2004, we entered into an agreement with Telvent under which Telvent provides us with certain technical consulting services on a time and materials basis, relating to our agreement with our customer, Las Vegas Valley Water. During 2005, we paid Telvent $155,000 for services provided to us in support of this customer under the terms of this agreement.

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

Significant Changes

Not applicable.

Item 9.	The Offer and Listing

Market Price Information

Through June 29, 2006, the high and low reported sales prices for our Ordinary Shares were as follows:

Period	High	Low
Year ending
December 31, 2005	$3.50	$1.39
December 31, 2004	6.50	1.92
December 31, 2003	7.80	0.30

Quarters ending:
2006
First Quarter, ending	1.95	0.62
March 31, 2006
2005
Fourth Quarter, ending	2.35	1.39
December 31, 2005
Third Quarter, ending	2.40	1.94
September 30, 2005
Second Quarter, ending	3.10	2.12
June 30, 2005
First Quarter, ending	3.50	2.06
March 31, 2005
2004
Fourth Quarter, ending	3.59	2.11
December 31, 2004
Third Quarter, ending	4.35	1.92
September 30, 2004
Second Quarter, ending	6.33	4.25
June 30, 2004
First Quarter, ending	6.50	4.92
March 31, 2004
2003
Fourth Quarter, ending	7.80	2.75
December 31, 2003
Third Quarter, ending	4.15	0.80
September 30, 2003
Second Quarter, ending	1.13	0.30
June 30, 2003
First Quarter, ending	0.92	0.32
March 31, 2003

Most Recent 6 months	High	Low
May 2006	1.35	0.75
April 2006	1.05	0.71
March 2006	1.17	0.91
February 2006	1.85	0.62
January 2006	1.95	1.34
December 2005	2.02	1.80

Markets on Which Our Ordinary Shares Trade

Our Ordinary Shares were listed on The Nasdaq National Market on September 19, 2000, under the symbol “VRYA”. Prior to September 19, 2000, there was no public market for our Ordinary Shares. On October 29, 2001 our Ordinary Shares were listed for trading on TASE as well, and were delisted from trading on the TASE on June 3, 2004.

On September 5, 2002, we were notified by The Nasdaq National Market that we were not in compliance with Marketplace Rule 4450(a)(2) by failing to maintain a minimum market value of $5,000,000 for our publicly held shares and had until December 4, 2002 to regain compliance. Due to the economic and market conditions affecting our valuation, we concluded that we would request a transfer of our securities listing from The Nasdaq National Market to The Nasdaq Capital Market. The transfer was approved on December 20, 2002, and our trading on The Nasdaq Capital Market began on December 31, 2002. For further information, see “Risk Factors—We may not be able to maintain compliance with the listing rules of The Nasdaq Capital Market in which case our shares would be delisted, which could adversely affect the market price and trading market of our Ordinary Shares.”

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

Rights attached to our shares

We have two types of shares authorized and outstanding: Ordinary Shares and Preferred A Shares. The rights attached to the Preferred A Shares are the same rights attached to our Ordinary Shares and the Preferred A Shares are deemed to be Ordinary Shares for all purposes hereunder, except for the Preferred A Shares have superior liquidation preference, as set forth below.

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

In the event of any liquidation, dissolution or winding up of the Company, the Preferred A Shares will entitle their holders to receive (from assets and funds legally available for distribution to the shareholders), and prior to the pro-rata distribution to all the Ordinary Shares of the Company, per each such Preferred A Share, an amount equal to the Preferred A Shares original issue price (adjusted for share combinations or subdivisions or other recapitalizations of the Company’s shares) (the “Preferred A Shares Liquidation Preference”). Following such distribution of the Preferred A Shares Liquidation Preference to the holders of Preferred A Shares, the Preferred A Shares shall not participate in the distribution of the remaining assets to the shareholders of the Company and their holders shall not be entitled to any additional distributions.

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

Status of ViryaNet as a Passive Foreign Investment Company (“PFIC”)

Although we do not believe that we were a PFIC in 2005, there can be no assurance that the IRS will agree with that conclusion or that we will not become a PFIC in 2006 or in a subsequent year. Passive foreign investment company status is determined as of the end of each taxable year and is dependent upon a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. The determination of whether we are or will become a passive foreign investment company will be affected by how rapidly we use our cash and investment assets in our business.

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

Israeli Taxation and Investment Programs

The following is a summary of the principal tax laws applicable to companies in Israel, including special reference to their effect on us, and Israeli government programs benefiting us. This section also contains a discussion of the material Israeli tax consequences to you if you acquire Ordinary Shares of our company. This summary does not discuss all the acts of Israeli tax law that may be relevant to you in light of your personal investment circumstances or if you are subject to special treatment under Israeli law. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in this discussion will be accepted by the tax authorities. The discussion should not be understood as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

In August 2005, the Israeli Government passed the Amendment to the Income Tax Ordinance (No. 147), which progressively reduces the tax rates applicable to companies to the following: 2004—35%, 2005—34%, 2006—31%, 2007—29%, 2008—27%, 2009—26% and 2010 and thereafter—25%. The amendment had no impact on our financial statements. However, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less.

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

An April 2005 amendment to the Investment Law (the “Amendment”) significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

Israeli law generally imposes a capital gains tax on the sale of publicly traded securities. Pursuant to changes made to the Israeli Income Tax Ordinance in January 2003 and August 2005, capital gains on the sale of our Ordinary Shares will be subject to Israeli capital gains tax, generally at a rate of 20% unless the holder holds 10% or more of our voting power during the 12 months preceding the sale, in which case it will be subject to a 25% capital gains tax. As of January 1, 2003 nonresidents of Israel are exempt from capital gains tax in relation to the sale of our Ordinary Shares for so long as (a) our Ordinary Shares are listed for trading on a stock exchange outside of Israel, (b) the capital gains are not accrued or derived by the nonresident shareholder’s permanent enterprise in Israel, (c) the Ordinary Shares in relation to which the capital gains are accrued or derived were acquired by the nonresident shareholder after the initial listing of the Ordinary Shares on a stock exchange outside of Israel, and (d) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Israeli Income Tax Ordinance. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% of more in such non-Israeli corporation or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

The net proceeds to us from the IPO, after deducting underwriting discounts and commissions and other expenses, were approximately $25,624,000. Through December 31, 2004, these net proceeds have been used for the purchase of equipment and software in the amount of approximately $2,339,000, and approximately $23,285,000 has been used for working capital purposes.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures. We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2005. Based on this evaluation, our CEO and CFO have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing, and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act. This evaluation took into consideration the restatement of our consolidated financial statements for the years ended December 31, 2000, 2001, 2002 and 2003 reported in our Report on Form 20-F/A dated March 25, 2005, which was precipitated by management’s determination that a material weakness of internal control over financial reporting existed as of December 31, 2003 which in and of itself caused management to conclude that our disclosure controls and procedures were not effective as of December 31, 2004. As previously reported, subsequent to December 31, 2004 we reviewed the terms of our software licensing transactions entered into between 1999 and 2003 and determined that there were ineffective controls to identify errors in the application of complex accounting standards (SOP 97-2 for extended payment term arrangements) to some of those transactions. As a result of this review and the resulting restatement, we strengthened our internal controls relating to revenue recognition to improve compliance with applicable revenue recognition accounting guidance by (i) documenting normal payment terms with our customers, so as to be able to identify payment terms under which upfront revenue recognition would not be appropriate, (ii) monitoring compliance of payment terms with our revenue recognition policy at the time of each transaction, and (iii) analyzing all new payment arrangements for software licenses transactions against our historical basis and examining their effect, if any, on our revenue recognition policy on a quarterly basis. As a result of these remediation efforts, in our best judgment, we eliminated the aforementioned weaknesses.

(b) Not yet applicable

(c) Not yet applicable

(d) Changes in Internal Control Over Financial Reporting. There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2005, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. However, as discussed in Item 15(a) above, subsequent to December 31, 2004, we strengthened our internal controls relating to revenue recognition to improve compliance with applicable revenue recognition accounting guidance as a response to the circumstances that led to the restatement of our financial statements for the years 2000 through 2003.

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

Audit fees

Ernst & Young billed the Company approximately $160,000 for audit services for fiscal 2005, including fees associated with the annual audit and reviews of the Company’s quarterly financial results submitted on Form 6-K, and consultations on various accounting issues. Ernst & Young billed the Company approximately $190,000 for audit services for fiscal 2004.

Audit-related fees

Ernst & Young billed the Company approximately $10,000 for audit-related services in fiscal 2005. Audit-related services principally include due diligence examinations. Ernst & Young billed the Company approximately $10,000 for audit-related services in fiscal 2004.

Tax fees

Ernst & Young billed the Company approximately $46,000 for tax services, including fees associated with tax compliance services, tax planning services and other tax consulting services in fiscal 2005. Ernst & Young billed the Company approximately $66,000 for tax services in fiscal 2004.

All other fees

We did not pay Ernst & Young for any fees other than the Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2005 and 2004.

Pre-Approval Policies for Non-Audit Services

Prior to the engagement of Ernst & Young each year, the engagement is approved by the Audit Committee of the Board of Directors and by vote of the Company’s shareholders at the Company’s Annual General Meeting of Shareholders. The Company’s Audit Committee has also adopted its own rules of procedure. The Audit Committee’s rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal 2005, the Company’s Audit Committee approved all of the services provided by Ernst & Young.

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

	21)	Purchase Agreement, and Amended and Restated Notes dated August 5, 2005 among ViryaNet and LibertyView Special Opportunities Fund LP, and exhibits thereof

	22)	Subscription Agreement dated September 26, 2005 among ViryaNet and the investors identified in such agreement, and exhibits thereof

	23)	Letter dated December 22, 2005 between ViryaNet and Bank Hapoalim Ltd.

	24)	Conversion Agreement to Preferred A Shares dated May 5, 2006 between ViryaNet and LibertyView Special Opportunities Fund, LP

	25)	Share Purchase Agreement dated May 5, 2006 among ViryaNet and the investors identified in such agreement, and exhibits thereof

4(b)	1)	Lease for approximately 16,950 square feet of office space in Jerusalem, Israel.	Filed as Exhibit 10.14 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	A new Lease agreement reducing the current Company premises leased in Jerusalem, Israel, to an area of approximately 7,600 square feet	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

Exhibit Index	Description of Document
of office space, dated February 25, 2002 (as summarized and translated into English).

	3)	Lease for approximately 13,807 square feet in Southborough, Massachusetts.	Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	4)	Lease for approximately 20,000 square feet located in Alpharetta, Georgia.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.
	5)	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst and Young Global

	6)	First Amendment to the Lease Agreement by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.	Filed as Exhibit 4(b) of the Company’s 20-F for the year ending December 31, 2002.

	7)	Promissory Notes by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.	Filed as Exhibit 4(b) of the Company’s 20-F for the year ending December 31, 2002.

	8)	Consent of Nexia ASR, for the audit of ViryaNet Pty Ltd.

4(c)	1)	The Company’s 1996 Stock Option and Incentive Plan.	Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	The Company’s 1997 Stock Option and Incentive Plan.	Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	3)	The Company’s 1998 Stock Option and Incentive Plan.	Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	4)	The Company’s 1999 Stock Option and Incentive Plan.	Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	5)	Form of Indemnification Agreement entered into with directors and officers of the Company.	Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	6)	Tender Offer Statement under Section 13(e)(1) of the Securities Exchange Act of 1934.	Filed on Form SC TO-I, No. 005-60313 and incorporated herein by reference.

	7)	The Company’s 2005 Israeli Share Option and Restricted Share Plan.

	8)	The Company’s 2005 International Share Option and Restricted Share Plan.

12.1		Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

12.2		Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

13.1		Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southborough, Massachusetts, on this 30th day of June, 2006.

VIRYANET LTD.

By:	/s/ Menahem Ish-Shalom
Menahem Ish-Shalom
President and Chief Executive Officer

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U.S. DOLLARS

■ Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	■ Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

VIRYANET LTD.

We have audited the accompanying consolidated balance sheets of ViryaNet Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a wholly-owned subsidiary, which statements reflect total assets consisting 15% and total revenues consisting 7% in 2005 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the data included for this subsidiary is based solely on the report of the other auditor.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 29, 2006	A Member of Ernst & Young Global

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF VIRYANET PTY LTD (AUSTRALIA)

Scope

We have audited the balance sheets of Viryanet Pty Ltd (Australia) (“the Company”) as of December 31, 2005, and the related statements of operations for the year in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Audit approach

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over the financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Viryanet Pty Ltd (Australia) as of December 31, 2005, and the results of its operations for the year in the period ended December 31, 2005, in conformity with United States generally accepted accounting principles.

NEXIA ASR

ABN 16 847 721 257

Melbourne, Victoria, Australia.

13th April 2006.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2004	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,943	$2,040
Trade receivables (net of allowance for doubtful accounts of $ 52 as of December 31, 2004 and 2005)	1,288	1,118
Unbilled receivables	158	204
Other accounts receivable and prepaid expenses (Note 3)	890	785

Total current assets	5,279	4,147

SEVERANCE PAY FUND	735	795

PROPERTY AND EQUIPMENT, NET (Note 4)	310	295

CUSTOMER RELATIONSHIP, NET (Notes 1b, 1c, 5c)	898	1,099

OTHER INTANGIBLE ASSETS AND DEBT ISSUANCE COST, NET (Notes 1b, 1c,5)	660	1,072

GOODWILL (Notes 1b,1c, 6)	6,516	7,048

Total assets	$14,398	$14,456

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2004	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit (Note 7)	$1,513	$253
Current maturities of long-term bank loans (Note 10)	1,045	698
Trade payables	1,118	1,074
Deferred revenues	2,729	3,193
Other accounts payable and accrued expenses (Note 8)	2,334	2,241
Loan from related party (Notes 1b, 16g)	—	285
Short-term Convertible note (Note 9)	—	407

Total current liabilities	8,739	8,151

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities (Note 10)	261	1,293
Long-term Convertible note (Note 11)	2,500	3,592
Accrued severance pay	1,220	1,237

Total long-term liabilities	3,981	6,122

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)
SHAREHOLDERS’ EQUITY:
Share capital (Note 13):
Ordinary shares of NIS 1.0 par value - Authorized: 11,000,000 and 16,000,000 shares at December 31, 2004 and 2005; Issued and outstanding: 5,413,892 and 7,420,839 shares at December 31, 2004 and 2005, respectively	1,312	1,769
Additional paid-in capital	108,511	112,789
Deferred stock compensation	(50)	(135)
Accumulated other comprehensive loss	(348)	(435)
Accumulated deficit	(107,747)	(113,805)

Total shareholders’ equity	1,678	183

Total liabilities and shareholders’ equity	$14,398	$14,456

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2003	2004	2005
Revenues (Notes 15a, 16):
Software licenses	$4,102	$3,114	$1,720
Maintenance and services	7,857	8,806	12,487

Total revenues	11,959	11,920	14,207

Cost of revenues:
Software licenses	482	288	358
Maintenance and services (1)	4,996	6,743	7,855

Total cost of revenues	5,478	7,031	8,213

Gross profit	6,481	4,889	5,994

Operating expenses:
Research and development	2,194	2,069	2,504
Less - royalty bearing grants	96	—	—

Research and development, net	2,098	2,069	2,504
Selling and marketing (1)	4,109	4,398	5,214
General and administrative (1)	1,967	2,214	3,004

Total operating expenses	8,174	8,681	10,722

Operating loss	(1,693)	(3,792)	(4,728)
Financial expenses, net	(311)	(363)	(1,330)
Other income	350	—	—

Net loss	$(1,654)	$(4,155)	$(6,058)

Basic and diluted net loss per share	$(0.55)	$(0.85)	$(0.94)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	3,048,319	4,888,062	6,474,169

(1) The breakdown of stock-based compensation over expenses is as follows:

Cost of revenues	$—	$2	$1
Selling and marketing	—	31	46
General and administrative	20	65	74

Total	$20	$98	$121

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Ordinary Shares		Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity (deficiency)
	Number	Amount
Balance as of January 1, 2003	2,681,733	$721	$100,934	$—	$(368)	$(101,938)		$(651)
Issuance of shares, net of issuance expenses	1,611,089	361	4,232	—	—	—		4,593
Exercise of stock options	112,962	26	158	—	—	—		184
Exercise of warrants to a bank by way of cashless exercise	85,088	—	—	—	—	—		—
Deferred stock compensation to employees	—	—	106	(106)	—	—		—
Amortization of deferred stock compensation	—	—	—	4	—	—		4
Compensation related to warrants granted to a bank	—	—	71	—	—	—		71
Compensation related to warrants granted to consultants	—	—	101	—	—	—		101
Compensation related to warrants granted in regard to settlement agreement with a customer	—	—	123	—	—	—		123
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	15	—	$15	15
Net loss	—	—	—	—	—	(1,654)	(1,654)	(1,654)

Total comprehensive loss							$(1,639)

Balance as of December 31, 2003	4,490,872	1,108	105,725	(102)	(353)	(103,592)		2,786
Issuance of shares in connection with the acquisition of Utility Partners, Inc.	898,485	198	2,738	—	—	—		2,936
Exercise of stock options	24,535	6	34	—	—	—		40
Compensation related to warrants granted to consultants	—	—	14	—	—	—		14
Amortization of deferred stock compensation	—	—	—	52	—	—		52
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	5	—	$5	5
Net loss	—	—	—	—	—	(4,155)	(4,155)	(4,155)

Total comprehensive loss							$(4,150)

Balance as of December 31, 2004	5,413,892	1,312	108,511	(50)	(348)	(107,747)		1,678
Issuance of shares, net of issuance expenses	1,153,088	263	2,057					2,320
Proceeds allocated to warrants in connection with issuance of convertible notes	—	—	337	—	—	—		337
Issuance of shares in connection with the acquisition of e-Wise.	555,778	126	1,129	—	—	—		1,255
Issuance of shares, in connection with interest expenses, waivers and debt issuance costs related to the convertible notes	194,456	45	415	—	—	—		460
Compensation related to warrants granted to a bank	—	—	61	—	—	—		61
Issuance of shares in connection with refinancing short-term bank loan on a long-term basis	30,000	7	50	—	—	—		57
Exercise of stock options	3,625	1	5	—	—	—		6
Beneficial conversion feature of convertible note	—	—	58	—	—	—		58
Compensation related to options granted to consultants	—	—	42	—	—	—		42
Deferred stock compensation related to issuance of restricted shares to directors	70,000	15	124	(139)	—	—		—
Amortization of deferred stock compensation	—	—	—	54	—	—		54
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	(87)	—	$(87)	(87)
Net loss	—	—	—	—	—	(6,058)	(6,058)	(6,058)

Total comprehensive loss							$(6,145)

Balance as of December 31, 2005	7,420,839	$1,769	$112,789	$(135)	$(435)	$(113,805)		$183

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2003	2004	2005
Cash flows from operating activities:
Net loss	$(1,654)	$(4,155)	$(6,058)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	974	763	672
Amortization of deferred debt issuance cost related to Convertible notes	—	—	18
Amortization of convertible notes premium, discounts and beneficial conversion feature	—	—	(8)
Accrued severance pay, net	28	46	(43)
Amortization of deferred stock compensation to directors and employees	4	52	54
Compensation related to warrants to a bank	14	28	53
Compensation related to warrants granted in regard to settlement agreement with a customer	123	—	—
Compensation related to warrants to consultants	16	46	67
Interest expenses paid in shares	—	—	231
Loss from extinguishment of convertible note	—	—	787
Decrease (increase) in trade receivables and unbilled receivables	(134)	674	144
Decrease (increase) in other accounts receivable and prepaid expenses	(141)	114	109
Increase (decrease) in trade payables	50	122	(43)
Increase (decrease) in deferred revenues	(136)	861	461
Decrease in other accounts payable and accrued expenses	(512)	(1,242)	(114)
Other	2	—	1

Net cash used in operating activities	(1,366)	(2,691)	(3,669)

Cash flows from investing activities:
Purchase of property and equipment	(14)	(195)	(104)
Decrease in restricted cash	30	—	—
Cash used in connection with acquisitions of subsidiaries (a), (b)	—	(1,107)	(100)

Net cash provided by (used in) investing activities	16	(1,302)	(204)

Cash flows from financing activities:
Short-term bank credit, net	898	605	555
Repayment of short-term bank credit and long term loan	(2,613)	(1,065)	(1,066)
Proceeds from issuance of convertible note	—	2,500	863
Debt issuance costs related to convertible notes	—	(29)	(47)
Proceeds from issuance of share capital, net	4,816	—	2,657
Issuance expenses paid in connection with issuance of share capital from prior year	—	(193)	—
Proceeds from exercise of stock options	184	40	6

Net cash provided by financing activities	3,285	1,858	2,968

Effect of exchange rate on cash and cash equivalents	(59)	(9)	2

Increase (decrease) in cash and cash equivalents	1,876	(2,144)	(903)
Cash and cash equivalents at the beginning of the year	3,211	5,087	2,943

Cash and cash equivalents at the end of the year	$5,087	$2,943	$2,040

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2003	2004	2005
Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Interest	$169	$87	$180

Supplemental disclosure of non-cash investing and financing activities:
Refinancing of short-term bank loan on a long-term basis	$—	$—	$1,800

Compensation related to warrants to a bank	$71	$—	$61

Issuance of shares in connection with refinancing of short-term bank loan on a long term basis	$—	$—	$50

Accrued issuance expenses to be paid	$223	$—	$32

Conversion of accrued interest expenses, waivers and deferred charges related to the convertible note, to shares	$—	$—	$462

Debt issuance cost	$—	$—	$34

Compensation related to options and warrants to consultants and a settlement agreement	$224	$14	$42

(a)	Acquisition of e-Wise

In June 2005, the Company, through its Australian subsidiary acquired assets and assumed liabilities of e- Wise (see also Note 1b). The estimated fair value of the assets acquired and liabilities assumed as of the date of acquisition was as follows:

Working capital deficiency (no cash and cash equivalents was acquired)	$25
Assumption of unsecured debt related to the acquisition of e-Wise	285
Property and equipment	(31)
Technology	(690)
Customer relationship	(420)
Goodwill	(550)
Less - amounts acquired by issuance of shares	1,268
Less- accrued acquisition costs	13

$(100)

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(b)	Acquisition of Utility Partners, Inc.

In July 2004, the Company and its subsidiaries acquired assets and assumed liabilities of Utility Partners, Inc. (see also Note 1c). The estimated fair value of the assets acquired and liabilities assumed as of the date of acquisition was as follows:

Working capital deficiency (excluding cash and cash equivalents in the amount of $ 530)	$1,408
Property and equipment	(21)
Technology	(590)
Customer relationship	(965)
Database	(21)
Trademark and trade name	(110)
Goodwill	(3,744)
Less - amounts acquired by issuance of shares	2,936

$(1,107)

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	ViryaNet Ltd. (the “Company”), an Israeli corporation, was established in 1988. The Company develops, markets and supports integrated mobile and Web-based software applications for workforce management and the automation of field service delivery. The Company also provides additional software applications for spare parts logistics, contract management, and depot repair operations. The Company’s mission is to provide companies with solutions that improve the quality and efficiency of their complex service business processes.

ViryaNet Ltd. has six wholly-owned subsidiaries: three in the United States (“ViryaNet Inc.” and its subsidiaries “iMedeon Inc.” and “Utility Partners Inc.”, collectively “ViryaNet US”), one in Australia (“ViryaNet Australia”), which is a subsidiary of ViryaNet Inc, one in the United Kingdom (“ViryaNet UK”) which is not active and one in Japan (“ViryaNet Japan”).

The Company’s sales are generated in the United States, Europe, and Asia-Pacific. In 2003, 2004 and 2005, sales to major customers constituted 41%, 25% and 15% of the total revenues, respectively. As for major customers, see also Note 15b.

The Ordinary Shares of the Company are traded on The Nasdaq Capital Market.

b.	Acquisition of e-Wise Solutions.:

On June 15, 2005, the Company, through its newly wholly-owned Australian subsidiary, ViryaNet Pty Ltd. (“ViryaNet Australia”), acquired substantially all of the assets of privately-held e-Wise Solutions (“e-Wise”). e-Wise, based in Melbourne, Australia, develops and implements front-office automation solutions for mobile and desktop platforms for large organizations in the utility, government, and oil and gas services market segments, across Australia and New Zealand. Through ViryaNet Australia, the Company acquired substantially all of the assets of e-Wise, including intellectual property rights, and assumed certain customer and partnership agreements. The acquisition of e-Wise provides the Company with an installed base of customers and organization in Australia to expand its presence in the Asia Pacific region. The aggregate purchase price for this transaction consisted of the issuance of 555,778 of the Company’s Ordinary shares (including 282,511 Ordinary shares issued on August 9, 2005, under the amendment to the agreement as described below) at an estimated fair value of $ 1,268, assumption of approximately $ 285 of unsecured debt, and transaction expenses of approximately $ 113. The unsecured debt is payable to e-Wise’s major shareholder, who became a shareholder and an employee of the Company as a result of the acquisition. The unsecured debt is payable in 5 quarterly installments beginning on January 1, 2006 and ending on December 31, 2006.

The purchase price included an additional consideration of up to $ 700 in unregistered Ordinary shares to be issued to e-Wise in 2006 based on the achievement of certain performance objectives for 2005, (the “Contingent Consideration”). On July 5, 2005, the Company signed an amendment to the agreement with e-Wise under which the Company received an option to pay 90% of the Contingent Consideration at any time before October 15, 2005, as satisfaction of its payment obligation in connection with such Contingent Consideration. On August 9, 2005, the Company exercised its option and issued 282,511 of its Ordinary shares (estimated fair value of $ 604) as the second component of consideration for the acquisition of e-Wise’s business.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

The total purchase price was comprised as follows:

Fair value of Ordinary shares issued	$1,268
Assumption of unsecured debt	285
Acquisition related costs	113

Total purchase price	$1,666

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

The operations of e-Wise are included in the consolidated statements from the date of acquisition.

The acquisition was accounted for under the purchase method of accounting, in accordance with Statement of Financial Accounting Standard No. 141 “Business Combinations” (“SFAS No. 141”), and accordingly, based upon a valuation, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net identifiable assets acquired has been recorded as goodwill.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Current assets	$97
Property and equipment	31
Technology (1)	690
Customer relationship (1)	420
Goodwill	550

Total assets acquired	1,788

Current liabilities	(122)

Total liabilities assumed	(122)

Net assets acquired	$1,666

(1)	See also Note 5.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

Amortization of acquired intangible assets is calculated using the following estimated useful lives:

Years
Technology	5
Customer relationship	5

Goodwill of $ 550 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually. The Company believes that the goodwill represents synergies as the acquisition of e-Wise provides the Company with technology, an installed base of customers, a talented organization in Australia, and infrastructure to expand its presence in the Asia Pacific region

The following table presents unaudited pro forma results of operations giving effect to the acquisition of e-Wise as if the acquisition had been consummated at the beginning of each year. The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition been made as of the beginning of each period or of the results that may occur in the future. The unaudited pro forma information is as follows:

	Year ended December 31,
	2004	2005
	Unaudited
Revenues	$14,010	$14,530

Net loss	$4,647	$6,343

Basic and diluted net loss per share	$0.95	$0.98

c.	Acquisition of Utility Partners, Inc.:

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

The Company acquired UP in order to solidify its market position and installed base of customers within the utilities sector, to strengthen its delivery teams and further strengthen its product offerings.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

The total purchase price was comprised as follows:

Cash paid to sellers	$1,430
Fair value of Ordinary shares issued	2,936
Acquisition related costs	207

Total purchase price	$4,573

The Company determined the fair value of the issued shares using EITF No. 99-12.

The operations of UP are included in the consolidated statements from the date of acquisition.

The acquisition was accounted for under the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, based upon a valuation, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the identifiable net assets acquired has been recorded as goodwill.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Current assets	$640
Property and equipment	21
Technology (1)	590
Customer relationship (1)	965
Database (1)	21
Trademark and trade name (1)	110
Goodwill	3,744

Total assets acquired	6,091

Current liabilities	(1,518)

Total liabilities assumed	(1,518)

Net assets acquired	$4,573

(1)	See also Note 5.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

Amortization of acquired intangible assets is calculated using the following estimated useful lives:

Years
Technology	3
Customer relationship	6
Data base	2
Trademark and trade name	4

Goodwill of $ 3,744 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually. The Company believes that the goodwill represents synergies by solidifying the Company’s market position and increase its installed base of customers within the utilities sector, strengthen its delivery teams and further strengthens its product offerings

The following table presents unaudited pro forma results of operations giving effect to the acquisition of UP as if the acquisition had been consummated at the beginning of each year. The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition been made as of the beginning of each period or of the results that may occur in the future. The unaudited pro forma information is as follows:

	Year ended December 31,
	2003	2004
	Unaudited
Revenues	$15,625	$13,741

Net loss	$1,869	$5,131

Basic and diluted net loss per share	$0.61	$1.05

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Financial statements in U.S. dollars:

Substantially all of the revenues of the Company and ViryaNet U.S. are generated in U.S. dollars (“dollars”). In addition, a substantial portion of the costs of the Company and its subsidiaries is incurred in dollars. Since management believes that the dollar is the primary currency in the economic environment in which the Company and certain of its subsidiaries operate, thus, the dollar is the functional and reporting currency. Accordingly, amounts in currencies other than U.S. dollars have been translated as follows:

Monetary balances - at the exchange rate in effect on the balance sheet date.

Non-monetary balances - at the historical rate in effect as of the date of recognition of the transaction.

Revenues and cost - at the exchange rate in effect as of the date of recognition of the transaction.

All the exchange gain and losses from the remeasurement mentioned above are reflected in the statement of operations in financial expenses (income), net.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in shareholders’ equity.

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

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers, peripheral equipment and software	33
Office furniture and equipment	6 - 25
Leasehold improvements	By the shorter of the term of the lease (including the renewal option, when applicable) or the life of the asset

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Goodwill and other intangible assets:

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Identifiable intangible assets consist mainly of acquired Technology, Trade names and Customer relationships.

Under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) Goodwill is not amortized for financial reporting purposes. Instead, the Company is required to test, annually (or more frequently if certain indicators exist) for impairment of goodwill using a two-phase process. The first phase screens for impairment; while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. As of December 31, 2005, no instances of impairment were found.

Finite-lived intangible assets are amortized using the straight-line method over their estimated useful life. Costs incurred in respect of issuance of debentures are deferred and amortized as a component of interest expense over the contractual life of the debenture using the effective interest method. The amortization periods for the Company’s finite-lived intangibles and debt issuance costs are as follows:

Amortization period in years
Technology	3-5 (mostly 4 years)
Customer relationship	5-6
Database	2
Trademark and trade name	4
Debt issuance costs	1-8

Impairment of long-lived assets other than goodwill:

The Company’s and its subsidiaries’ long-lived assets, including identifiable intangibles assets, are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2003, 2004 and 2005, no impairment losses have been identified.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

Revenue recognition:

The Company generates revenues from licensing the rights to use its software products directly to end-users and through indirect channels such as resellers and systems integrators. The Company also generates revenues from rendering professional services, including consulting, customization, implementation, training and maintenance.

All of the Company’s software licenses sold through reseller agreements are non-exchangeable, non-refundable and non-returnable. Accordingly, the resellers are considered end users.

Revenues from software license agreements are recognized, in accordance with Statement Of Position No. 97-2, “Software Revenue Recognition”, as amended (“SOP No. 97-2”). SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions,” (“SOP No. 98-9”). SOP No. 98-9 requires that revenue be recognized under the “residual method” when vendor specific objective evidence (“VSOE”) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method any discount in the arrangement is allocated to the delivered elements.

Generally, revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. The Company does not grant a right of return to its customers.

The Company believes that it has attained a sufficient history of successfully collecting on licensing transactions with payments terms of three months or less without making a concession. As a result, the Company recognized revenues on such arrangements upfront on the date of the delivery, provided all other revenue recognition criteria were met.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. Services that are considered essential consist primarily of significant production, customization, or modification. When such services are provided, revenues under the arrangement are recognized using contract accounting. When services are not considered essential, the revenues allocable to the software services are recognized as the services are performed.

Revenues from software licenses that require significant production, customization, or modification are recognized in accordance with Statement of Position No. 81-1, “Accounting for Performance of Construction—Type and Certain Production—Type Contracts” (“SOP No. 81-1”), using contract accounting on a percentage of completion method, based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. During 2003, 2004 and 2005, no such estimated losses were identified.

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

Deferred revenue:

Deferred revenue is mainly comprised of deferred maintenance and support, and professional services. Deferred maintenance and support revenue is not recorded until it has been collected and is recognized as revenue over the term of the arrangement. Deferred professional services revenue is not recorded unless it has been paid in advance of performance and is recognized as revenue when the services have been performed.

The following table describes the allocation of deferred revenue for the periods ended on December 31:

	2004	2005
Maintenance and support	$2,378	$2,652
Professional services	351	463
Licenses	—	78

Total deferred revenue	$2,729	$3,193

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

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

Royalty-bearing grants:

Royalty-bearing grants from the Office of the Chief Scientist (“OCS”) and from the Binational Industrial Research and Development Foundation (“BIRD-F”) for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred. Such grants are recorded as a reduction of research and development costs. Research and development grants amounted to $ 96, $ 0 and $ 0 in 2003, 2004 and 2005, respectively.

Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and unbilled receivables.

The majority of the Company’s cash and cash equivalents are invested in dollar instruments with major banks in the United States, Israel, Japan, and Australia. Such cash and cash equivalents may be in excess of insured limits and may not be insured at all in some jurisdictions. Management believes that the financial institutions that hold the Company’s and its subsidiaries investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

The Company’s and its subsidiaries trade and unbilled receivables are derived from sales to customers located primarily in the United States, Europe, Australia and the Far East. The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under foreign trade risks insurance. An allowance for doubtful accounts is determined with respect to specific receivables the collection of which may be doubtful. In management’s opinion, the allowance for doubtful accounts adequately covers anticipated losses with respect to its accounts receivable.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

From time to time, the Company sells certain of its accounts receivable to financial institutions, within the normal course of business. Where receivables are sold without recourse to the Company and such sales constitute a true sale as this term is determined in Statement of Financial Accounting Standard No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”), the relevant receivable is de-recognized and cash recorded. Where receivables are sold with full or partial recourse to the Company, the receivable is not de-recognized and a liability reflecting the obligation to the financial institution is recorded within short-term bank credit until the Company’s liability is discharged through the financial institution receiving payment from the Company.

The Company and its subsidiaries had no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Long-term convertible note:

The Company presents the outstanding principal amount of its long-term convertible notes as a long-term liability, in accordance with APB No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”). The debt is classified as a long-term liability until the date of conversion on which it would be reclassified to equity, or at the first contractual redemption date, on which it would be reclassified as a short-term liability. Accrued interest on the convertible note is included in “other payables and accrued expenses”.

Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), in accounting for its employee stock option and restricted share plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

The Company provides disclosures required by Statement of Financial Accounting Standards No. 148 “Accounting for Stock-Based Compensation” (“SFAS No. 148”), which amended certain provisions of SFAS 123. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

The expenses related to stock-based employee compensation included in the determination of net loss for 2003, 2004 and 2005 is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS No. 123. If the Company and its subsidiaries had elected to adopt the fair value recognition provisions of SFAS No. 123 as of its original effective date, pro forma net loss and pro forma basic and diluted net loss per share would be as follows:

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31,
	2003	2004	2005
Net loss as reported	$(1,654)	$(4,155)	$(6,058)
Add - stock based employee compensation expenses recorded in reported net loss	4	52	54
Deduct - stock-based employee compensation expenses determined under fair value method	(301)	(433)	(409)

Pro forma net loss	$(1,951)	$(4,536)	$6,413

Basic and diluted net loss per share, as reported	$(0.55)	$(0.85)	$(0.94)

Pro forma basic and diluted loss per share	$(0.64)	$(0.93)	$(0.99)

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expenses over the options’ vesting period using the graded vesting approach.

The fair value of stock options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions for 2003, 2004 and 2005:

	2003	2004	2005
Dividend yield	0%	0%	0%
Expected volatility	1.65	0.8	0.73
Risk-free interest	2%	3.5%	4%
Expected lives of up to	2 years	4 years	4 years

The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of an option valuation model to measure the fair value of the options and warrants at the measurement date as defined in EITF 96-18.

Regarding vesting acceleration of certain unvested stock option, see Note 13.

Severance pay:

The Company’s liability for severance pay of its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees in Israel is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

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

Severance expenses for the years ended December 31, 2003, 2004 and 2005 amounted to approximately $ 117, $ 138 and $ 45, respectively.

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

Long-term bank loan and long-term convertible note are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of such long-term debts approximates their fair value.

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

All outstanding stock options and unvested restricted shares, warrants and shares issuable upon conversion of the convertible notes have been excluded from the calculation of the diluted net loss per Ordinary share because all such securities are anti-dilutive for all periods presented. The total weighted-average number of shares related to the outstanding options and unvested restricted shares, warrants and shares issuable upon conversion of the convertible notes excluded from the calculations of diluted net loss per share, was 662,776, 1,361,486 and 1,741,275 for the years ended December 31, 2003, 2004 and 2005, respectively.

Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year’s presentation.

The reclassification had no effect on previously reported net loss, shareholders’ equity or cash flows.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impact of recently issued accounting standards:

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“SFAS No. 154”), “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of changing to the new accounting principle in net income for the period of change. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company will adopt Statement 123(R) effective January 1, 2006.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt Statement 123(R) using the “modified –prospective” method.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for FAS 123(R) purposes. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on the Company’s result of operations, although it will have no impact on the Company overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net loss and loss per share in Note 2 to the consolidated financial statements.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share Based Payment” (“SAB 107”). SAB 107 provides the SEC’s staff position regarding the application of FAS 123(R) and contains interpretive guidance relating to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107; however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2004	2005
Prepaid expenses	$698	$706
Employees	58	54
Government authorities	134	25

	$890	$785

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 4:- PROPERTY AND EQUIPMENT, NET

a.	Composition:

	December 31,
	2004	2005
Cost:
Computers, peripheral equipment and software	$5,532	$5,326
Office furniture and equipment	956	818
Leasehold improvements	535	547

	7,023	6,691

Accumulated depreciation	6,713	6,396

Depreciated cost	$310	$295

Depreciation expenses for the years ended December 31, 2003, 2004 and 2005 were approximately $ 914, $ 537 and $ 150, respectively.

b.	As for charges, see Note 12c.

NOTE 5:- OTHER INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS, NET

a.	Composition:

	December 31,
	2004	2005
Costs:
Technology	$770	$1,435
Database	21	21
Trademark and trade name	110	110
Debt issuance costs related to convertible notes	29	112

	930	1,678

Accumulated amortization:
Technology	254	530
Database	4	17
Trademark and trade name	11	40
Debt issuance costs related to convertible notes	1	19

	270	606

Amortized cost	$660	$1,072

See also Notes 1b, 1c.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 5:- OTHER INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS, NET (Cont.)

b.	Amortization expenses amounted to $ 60, $ 159 and $ 336 for the years ended December 31, 2003, 2004 and 2005, respectively.

c.	Customer relationship acquired as part of the acquisitions of UP and e-Wise (see also Note 1b, 1c). Amortization expenses amounted to $ 0, $ 67 and $ 204 for the years ended December 31, 2003, 2004 and 2005, respectively.

d.	Following is the estimated amortization expenses with respect to identifiable intangible assets and debt issuance costs for the years ended:

December 31,
2006	650
2007	525
2008	397
2009	382
2010 and thereafter	217

NOTE 6:- GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2005 are as follows:

Balance as of January 1, 2005	$6,516
Goodwill acquired during the year 2005 (see Note 1b)	550
Foreign currency translation adjustments	(18)

Balance as of December 31, 2005	$7,048

NOTE 7:- SHORT-TERM BANK CREDIT

As of December 31, 2004, the Company had a credit line facility with Bank Hapoalim (the “Bank”) of up to $ 137, of which the Company used $ 13, and a short-term loan in the amount of $ 1,500. The weighted-average interest on the credit line and the short-term loan was approximately 4% and 5%, respectively.

On December 22, 2005, the Company refinanced its debt arrangement with the Bank by converting $ 1,800 of the outstanding balance of short-term borrowings and line of credit to long-term debt and established a revolving line of credit for approximately $ 415 with the Bank, of which the Company used $ 264 as of December 31, 2005 (see Note 10). The weighted-average interest on the credit line was approximately 7%.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 8:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2004	2005
Employees and payroll accruals	$1,411	$1,346
Accrued expenses	923	895

	$2,334	$2,241

NOTE 9:- SHORT-TERM CONVERTIBLE NOTE

a.	On September 28, 2005, the Company completed a financing transaction with a group of new financial investors. The transaction included an equity investment of $ 500 at a price of $ 2.10 per Ordinary share and a convertible note of $ 500 (the “Convertible Loan”) at a fixed conversion price of $ 2.205 per Ordinary share. In addition, as part of the transaction, the investors received warrants to purchase an aggregate of up to 162,699 Ordinary shares at an exercise price of $ 2.10 per Ordinary share (see also Note 13). The Convertible Loan bears interest of 7.5%, payable in cash or Ordinary shares. The Convertible Loan becomes due in one year, and the Company has the option to pay the loan at face value for cash or compel conversion into Ordinary shares. The Company filed a registration statement on Form F-3 with the SEC on December 22, 2005 covering the Ordinary shares from the equity investment and related warrants and the resale of the Ordinary shares which may be issued upon conversion of the Convertible Loan in accordance with the fixed conversion price explained above, subject to certain terms and conditions. The registration statement was declared effective by the SEC on January 26, 2006.

This transaction was accounted according to APB 14 and Emerging Issue Task Force No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”). The fair value of the warrants was determined using Black-Scholes pricing model, assuming a risk-free interest rate of 4.25%, a volatility factor of 80%, dividend yield of 0% and a contractual life of five years.

In connection with this Convertible Loan, the Company recorded a deferred debt discount of $ 117 with respect to the discount arising from fair value allocation of the various elements of the transaction according to APB 14 and to the beneficial conversion feature, which is being amortized from the date of issuance to the stated redemption date, September 28, 2006, or to the actual conversion date, if earlier, as financial expenses.

b.	The balance as of December 31, 2005, is comprised as follows:

Convertible Loan	$500
Discount	(93)

$407

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 10:- LONG-TERM BANK LOAN

a.	Composed as follows:

		Interest rate	December 31,
	Currency		2004	2005
Loan from a bank (1)	U.S.$	Libor+2.75	$1,306	$267
Loan from a bank (2)	U.S.$	Libor+2.25	—	1,724

			1,306	1,991
Less - current maturities			1,045	698

			$261	$1,293

(1)	In July 2003, the Company entered into a financing agreement with Bank Hapoalim (the “Bank”), in which $ 2,400 short-term loan was converted into a long-term loan (the “Loan”). The Loan is payable quarterly in equal installments over a two and a half year period beginning on January 1, 2004, with interest payable quarterly at a rate of Libor + 2.75%. The debt restructure was subject to certain conditions. During 2004, the Company did not comply with one condition set under the long-term loan agreement. However, the Company received a written waiver from the Bank, under which, the Bank agreed not to act upon their contractual rights on the Company’s default.

The Company applied the guidelines of Emerging Issues Task Force No. 86-30, “Classification of Obligations When a Violation is Waived by the Creditor” (“EITF No. 86-30”), for classifying the obligation as long-term loan. As part of the agreement, the warrant previously issued to the Bank was amended to cover 100,000 Ordinary shares of the Company and the exercise price for all such shares was repriced to $ 1.00 per Ordinary share (see also Note 13). Under the financing agreement with the Bank, as the Bank has a floating charge on all of the Company’s assets, the Company may require the consent of the Bank to effect a funding if it is structured as a secured debt financing.

In accordance with APB 14, the Company allocated a portion of the proceeds to the warrants, based on their applicable fair values. Amounts allocated to the warrants totaling $ 71, were recorded as additional paid in capital against a discount on the Loan.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 10:- LONG-TERM BANK LOAN (Cont.)

(2)	During March 2005, the Bank agreed to provide the Company with an additional credit line in the amount of $ 1,000. The credit line can be denominated in either U.S. dollars or in NIS. The interest rates on the credit line range between Libor + 2.25% in U.S. dollars and 8% in NIS. In addition, the Bank agreed to cancel the then existing covenants and to replace them in their entirety with the following covenants: (i) the Company’s shareholders’ equity, on a quarterly basis, starting on January 1, 2006, shall be at least the higher of (a) 17% of the Company’s total assets, or (b) $ 3,000, (ii) the Company’s cash balance, on January 1, 2006 and on a quarterly basis thereafter, shall not be less than $ 2,000.

In consideration for the additional credit line, the Company issued the Bank a warrant to purchase 50,000 Ordinary shares of the Company at an exercise price of $ 2.06 per Ordinary share.

The fair value of this warrant was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 3%, a volatility factor of 1.13, dividend yield of 0% and an expected life of the warrant of two years. This resulted in an amount of $ 61. In accordance with APB 14, the Company allocated a portion of the proceeds to the warrant, based on their applicable fair values. Amounts allocated to the warrants were recorded as additional paid-in capital against a discount on the loan. As further described below, the Company has refinanced its borrowing arrangement with the Bank. The discount related to this loan will be amortized as financial expenses over the term of the refinanced loan in accordance with EITF No. 98-14, “Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Agreements”.

On December 22, 2005, and effective as of January 1, 2006, the Company refinanced its debt arrangement with the Bank by converting $ 1,800 of its outstanding balance of short-term borrowings to long-term debt payable in twelve quarterly installments of $ 150, with the first payment due on April 1, 2006, and interest payable quarterly at a rate of LIBOR + 2.25%. In addition, the Bank covenant requiring that the Company maintains a $ 2,000 quarterly cash balance in the Company’s accounts beginning January 1, 2006, has been modified such that (i) the Company’s cash balance on January 1, 2006 shall not be less than $ 1,000, and (ii) the Company’s cash balance on a quarterly basis beginning July 1, 2006, shall not be less than $ 1,000. See also Note 17d.

In connection with this debt refinancing, the Company issued to the Bank 30,000 Ordinary shares in consideration for the par value of these Ordinary shares.

The fair value of the Ordinary shares issued to the Bank (“Bank’s Shares”) was determined using the market price of the Company’s Ordinary shares at December 22, 2005. This resulted in an amount of $ 50. In accordance with APB 14, the Company allocated a portion of the proceeds to the Bank’s Shares, based on their applicable fair value. Amounts allocated to the Bank’s Shares were recorded as additional paid-in capital against a discount on the loan. The discount related to this loan will be amortized as financial expenses over the term of the loan of three years.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 10:- LONG-TERM BANK LOAN (Cont.)

b.	The aggregate annual maturities of the long-term loans are as follows:

December 31, 2005
2006	$698
2007	575
2008	575
2009	143

$1,991

An amount of $ 76, which relates to the discount, was deducted from the principal amount of the loan.

c.	As for charges, see Note 12c(1).

NOTE 11:- LONG-TERM CONVERTIBLE NOTE

On July 28, 2004, the Company issued to LibertyView Special Opportunities Fund, L.P. (“LibertyView”) $ 2,500 aggregate principal amount of 7.5% Convertible Note (the “Note”) due July 28, 2014. The Company is obligated to pay interest on the Note on a quarterly basis commencing October 15, 2004, with interest to be paid either in cash or registered Ordinary Shares of the Company, at the discretion of the Company.

The Note is convertible, at the option of LibertyView at any time before the maturity date, into Ordinary Shares of the Company at a fixed conversion price of $ 4.2996 per Ordinary Share. LibertyView also has an option to require the Company to purchase the Note for an amount equal to 100% of the principal amount plus accrued and unpaid interest, on July 15, 2008, July 15, 2009 and July 15, 2011. If LibertyView elects to require the Company to purchase the Note, the Company can elect to pay the repurchase price in cash, Ordinary shares or a combination thereof. The Note is also subject to repurchase for cash, at LibertyView’s option and at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, on the occurrence of certain events, including the following: (i) an acquisition of the Company for cash only, (ii) an acquisition of the Company by another company whose market value is less than $ 25,000, (iii) if the Ordinary Shares is neither listed for trading on a U.S. national securities exchange nor approved for trading on the Nasdaq Stock Market or any similar system of automated dissemination of quotations of securities prices, and (iv) if the Company is subject to bankruptcy or similar proceedings.

In accordance with Emerging Issues Task Force No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, (EITF No. 98-5”) and Emerging Issues Task Force No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, (“EITF No. 00-27”), no beneficial conversion features was recognized nor recorded.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 11:- LONG-TERM CONVERTIBLE NOTE (Cont.)

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

On May 27, 2005, the Company entered into a letter agreement with LibertyView under which the Company agreed to issue to LibertyView 50,000 Ordinary shares at an estimated fair value of $ 140 (as determined by applying EITF No. 99-12) and pay a cash amount of $ 40 as sole and complete remedy for the Company’s inability to meet such registration deadlines.

On June 29, 2005, the Company issued to LibertyView 10,000 Ordinary shares at an estimated fair value of $ 23 (as determined by applying EITF No. 99-12) as sole and complete remedy for the Company’s inability to meet certain share listing conditions.

On August 5, 2005, the Company completed another financing transaction with LibertyView. The transaction included an equity investment of $ 700 at a price of $ 2.10 per Ordinary share with warrants to purchase up to 116,666 Ordinary shares at an exercise price of $ 2.10 per Ordinary share (see also Note 13), and an increase in the amount of the existing $ 2,500 convertible note with LibertyView to $ 2,980 (“New Convertible Note”). The fixed conversion price for the entire value of the New Convertible Note has been adjusted to $ 2.205 per Ordinary share, and may be converted to Ordinary shares at the discretion of LibertyView at any time during the term of the loan. The New Convertible Note bears interest of 7.5%, payable quarterly in cash, and is due on August 3, 2013. LibertyView has the option to request earlier repayment during fixed time periods—beginning on July 15, 2008, July 15, 2009 and July 15, 2011. The Company has agreed to file a registration statement with the SEC covering the Ordinary shares from the equity investment and related warrants and the resale of the Ordinary shares, which may be issued upon conversion of the New Convertible Loan in accordance with the fixed conversion price explained above, subject to certain terms and conditions.

This transaction was accounted according to APB 14. The fair value of the warrants and the conversion option was determined using Black-Scholes pricing model, assuming a risk-free interest rate of 4.25%, a volatility factor 80%, dividend yields of 0% and a contractual life of eight years for the convertible note and five years for the warrant.

In connection with the New Convertible Note, the Company recorded a deferred debt premium of $ 645 with respect to the premium arising from fair value allocation of the various elements of the transaction according to APB 14, which is being amortized from the date of issuance to the stated redemption date, August, 3, 2013. No beneficial conversion features was recognized nor recorded. In the event that the debt instrument is converted to equity, the carrying amount of the debt, as well any interest accrued through the date of conversion, as prescribed in EITF No. 85-17, “Accrued Interest upon Conversion of Convertible Debt”, would be credited to the capital accounts. Upon conversion, any un-amortized premium will be converted to equity.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 11:- LONG-TERM CONVERTIBLE NOTE (Cont.)

In accordance with EITF Issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” (“EITF 96-19”), the Company concluded that the adjustment of the conversion price of the LibertyView note on August 5, 2005, is considered a modification of a debt instrument which is “substantial”, and therefore, results in a debt extinguishment of the existing note. As a result, the Company recorded a loss in the amount of $ 787 in financial expenses representing the change in the present value of the cash flows of the debt component.

According to the Notes terms, the holders were granted with two put options (i) the option to request earlier repayment during fixed time periods - beginning on July 15, 2008, July 15, 2009 and July 15, 2011; (ii) If a Designated Event occurs, as defined in the Notes terms, the Note shall be purchased by the Company, at the option of the Holder thereof, at a cash purchase price equal to 101% of the principal amount of those Securities, plus accrued and unpaid interest. The Company applied the guidance of Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No, 133”), and determined that SFAS No. 133 does require the bifurcation of the embedded put options and to account for them separately. Based on a fair value valuation, these put options have nominal value and their fair market value is immaterial as of December 31, 2005. The Company will monitor the value of these options on an on-going basis and when the fair value will become material, mark the bifurcated derivatives to market through earnings.

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities, through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the “OCS”) and in programs sponsored by the Binational Industrial Research and Development Foundation (“BIRD-F”). Through December 31, 2005, the Company had obtained aggregate grants from the OCS and the BIRD-F of $ 372 and $ 514, respectively.

Under the Company’s research and development agreements with the OCS and BIRD-F, and pursuant to applicable laws, the Company is required to pay royalties at the rate of between 3% to 5% on revenues derived from products developed with royalty-bearing grants provided by the OCS and BIRD-F, in an amount of up to 100% of the grants received from the OCS and 150% of the research and development grants received from the BIRD-F. The obligation to pay these royalties is contingent on actual sales of the products. In the absence of such sales, no payment is required.

Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits. Royalties payable with respect to grants received from BIRD-F are linked to the Consumer Price Index in the United States.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Through December 31, 2005, the Company has paid or accrued royalties to the OCS and BIRD-F in the amounts of $ 15 and $ 0, respectively. As of December 31, 2005, the aggregate contingent liability to the OCS and BIRD-F amounted to $ 381 and $ 905, respectively. The Company has notified the BIRD-F that the project supported by the BIRD-F has failed and that consequently it believes that it will not be required to pay the BIRD-F any royalties from the sale of any of its products. Therefore, as of December 31, 2005, the Company has not paid or accrued royalties relating to the repayment of BIRD-F grants.

b.	Lease commitments:

The Company’s facilities, its subsidiaries’ facilities and its vehicles are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2008.

Future minimum rental payments under non-cancelable operating leases are as follows:

	Facilities	Vehicles	Total
Year ended December 31,
2006	$572	$155	$727
2007	347	47	394
2008	126	19	145

Total	$1,045	$221	$1,266

Facilities lease expenses for the years ended December 31, 2003, 2004 and 2005 were approximately $ 571, $ 661 and $ 661, respectively.

Vehicles lease expenses for the years ended December 31, 2003, 2004 and 2005 were approximately $ 204, $ 203 and $ 211, respectively.

c.	Charges and guarantees:

1.	The Company has a floating charge on all of its assets in favor of the Bank.

2.	The Company obtained bank guarantees in the amount of $ 94, in order to secure an office lease agreement.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY

The Ordinary shares of the Company are traded on The Nasdaq Capital Market. (See also Note 17).

General:

a.	The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, the right to receive dividends, if declared, and the right to receive any remaining assets of the Company upon liquidation, if any, after full payment is made to any creditors.

b.	In November 2003, July 2004 and November 2005, the Company’s shareholders approved in the annual general meeting an increase in the Company’s authorized share capital by 2,300,000, 4,500,000 and 5,000,000 Ordinary Shares, respectively.

c.	In August 2003, the Company issued to a private investor 539,258 Ordinary shares at a price per share of $ 1.854 in a consideration of $ 1,000 (issuance expenses amounted to $ 83).

d.	1. In November 2003, the Company issued to financial institutions and a group of private investors 517,322 Ordinary shares at a price per share of $ 3.406 in consideration of $ 1,762.

As part of the investment agreement, the Company granted the investors warrants to purchase 93,723 Ordinary shares of the Company at an exercise price of $ 4.70 per share. The warrants are exercisable no later than November 2006, or, at the time of a change of control. As of December 31, 2005, all of the above warrants are outstanding.

2.	In December 2003, the Company issued to venture capital firms and private investors 554,509 Ordinary Shares at a price per share of $ 4.036 in consideration of $ 2,238.

As part of the investment agreement, the Company granted the investors warrants to purchase 84,644 Ordinary shares of the Company at an exercise price of $ 6.61 per share. The warrants are exercisable no later than December 2006, or, at the time of a change of control. As of December 31, 2005, all of the above warrants are outstanding.

Aggregate issuance expenses in both rounds described above, amounted to $ 324.

3.	In connection with the November and December 2003 investment agreements, the Company paid its investment consultants a commission of $ 143 (recorded as issuance expenses) and granted to the consultant warrants to purchase:

a)	5,872 Ordinary shares of the Company at an exercise price of $ 3.046 per share. The warrants are exercisable no later than November 2006, or at the time of a change of control.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

b)	10,301 Ordinary shares of the Company at an exercise price of $ 6.61 per share. The warrants are exercisable no later than December 2006, or at the time of change of control.

c)	18,580 Ordinary shares of the Company at an exercise price of $ 4.89 per share. The warrants are exercisable no later than December 2006, or at the time of change of control.

As of December 31, 2005, all of the above warrants are outstanding.

e.	In July 2004, the Company issued a total of 898,485 Ordinary shares related to the acquisition of Utility Partners Inc. at an estimated fair value of $ 2,936 (see also Note 1c).

f.	In February 2005, the Company issued to Telvent Investments S.L., an existing shareholder of the Company, in a private placement, 581,659 Ordinary shares at a price per share of $ 2.29, for the total consideration of $ 1,332.

g.	In May 2005, the Company issued to LibertyView 50,000 Ordinary shares at an estimated fair value of $ 140 (as determined by applying EITF No. 99-12) and paid a cash amount of $ 40 as sole and complete remedy for the Company’s inability to meet certain registration deadlines (see also Note 11).

h.	In June 2005, the Company issued to LibertyView 10,000 Ordinary shares at an estimated fair value of $ 23 (as determined by applying EITF No. 99-12) as sole and complete remedy for the Company’s inability to meet certain share listing conditions (see also Note 11).

i.	In June 2005 and August 2005, the Company issued a total of 555,778 Ordinary shares related to the acquisition of e-Wise at an estimated fair value of $ 1,268 (see also Note 1b).

j.	In August 2005, the Company issued to LibertyView in a private placement, 333,333 Ordinary shares at a price per share of $ 2.10 and warrants to purchase up to 116,666 Ordinary shares at an exercise price of $ 2.10 per Ordinary share, for the total consideration of $ 700 (see also Note 11). The warrants are exercisable through August 2010. As of December 31, 2005, the warrants are outstanding.

k.	In September 2005, the Company issued to group of new financial investors, in a private placement, 238,096 Ordinary shares at a price per share of $ 2.10 and warrants to purchase an aggregate of up to 162,699 Ordinary shares at an exercise price of $ 2.10 per Ordinary share, for the total consideration of $ 500 (see also Note 9). The warrants are exercisable through September 2010. As of December 31, 2005, the warrants are outstanding.

l.	In September 2005, the Company issued to a financial investor 32,540 Ordinary shares for no consideration at an estimated fair value of $ 68, as a finders fees related to the September 2005 transaction in item k, above.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

m.	In November 2005 the Company issued to the Company’s directors 70,000 restricted Ordinary shares for no consideration (the “Restricted Shares”). The Restricted Shares shall be released ratably on an annual basis over a two year period (“release period”), starting from the date of grant, and are subject to acceleration provisions upon certain events such as merger or acquisition. The Company has accounted for this award in accordance with FIN 44 and recorded deferred stock compensation in the amount of $ 139, reflecting the quoted market price of the Company’s Ordinary shares as of the date of grant over the exercise price at the grant date of the award ($ 0). The deferred stock compensation is amortized as compensation expense ratably over the release period of the restricted Ordinary shares. Compensation expenses of approximately $ 6 were recognized during the year ended December 31, 2005.

n.	In connection with the refinancing of short-term to long-term debt, the Company issued to the Bank 30,000 Ordinary shares in consideration for the par value at an estimated fair value of $ 50 (see also Note 10).

o.	During 2005, the Company issued to LibertyView a total of 101,916 Ordinary shares for interest expenses due on the convertible notes at an estimated fair value of $ 231.

Stock options:

a.	Under the Company’s 1996, 1997, 1998 and 1999 Stock Option Plans (the “Plans”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. Pursuant to the Plans, the Company reserved for issuance 140,000, 50,000, 150,000 and 300,000 Ordinary Shares, respectively.

In 2001, 2003, 2004 and 2005, the Company increased the number of shares reserved for issuance under the 1999 Stock Option Plan by additional 300,000, 200,000, 350,000 and 150,000 shares, respectively.

Each option granted under the Plans is exercisable until the earlier of seven years from the date of the grant of the option or the expiration dates of the respective option plans. The 1997, 1998 and 1999 option plans will expire on December 31, 2006, 2007, and 2008, respectively. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over periods of two to four years. Any options which are canceled or forfeited before expiration become available for future grants.

In November 2005, the Company adopted a new Israeli share option and restricted share plan and a new international share option and restricted share plan (the “2005 Share Option Plans”) which superseded and replaced all existing plans and provide the Company with the ability to grant restricted shares in addition to options under various tax regimes.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

The 2005 Share Option Plans will provide for the grants of options, restricted shares and other share-based awards to employees, directors, office holders, service providers, consultants and any other person or entity which the Company’s Board of Directors shall determine their services to be considered valuable to the Company and/or its affiliated companies. The exercise price of the option granted under the 2005 Share Option Plans are to be determined by the Directors at the time of grant. The options granted expire no later than ten years from the date of grant. The 2005 Share Option Plans expires in 2015. Any options which are canceled or forfeited before expiration become available for future grants. The options vest ratably over a period of four years, with the first portion of vesting not earlier the one year after the grant of the options.

Any options that remain available for grants under any of the Company’s stock option Plans shall be available for subsequent grants of awards under the 2005 Share Option Plans. In addition, if any outstanding award under the Company’s existing option Plans should, for any reason, expire, be canceled or be forfeited without having been exercised in full, the shares subject to the unexercised, canceled or terminated portion of such award shall become available for subsequent grants of awards under the 2005 Share Option Plans.

As of December 31, 2005, an aggregate of 450,870 Ordinary shares of the Company were available for future grant.

b.	During 2003, the Company decided to extend the exercise period for certain grants. The extension was accounted for in accordance with FIN 44, by applying a new measurement date, which resulted in no additional compensation expenses.

c.	On December 30, 2005, the Company decided to accelerate the vesting of 139,875 unvested stock options outstanding as of December 30, 2005, with an exercise price equal to or greater than $ 1.64 per share, which were held by the Company’s employees, including officers. As a result, these unvested stock options became fully exercisable effective as of December 30, 2005, rather than becoming exercisable at the later dates when such options would have otherwise vested in the normal course. The Company’s stock options have generally vested over two to four-year period.

The decision to accelerate the vesting of these stock options was made primarily to reduce compensation expense that otherwise would be recorded in future periods following the Company’s adoption in the first quarter of 2006 of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123(R)”) (see also Note 2). The acceleration was accounted for in accordance with FIN 44, by applying a new measurement date, which resulted in no additional compensation expenses.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

d	The following is a summary of the Company’s employees’ and directors’ stock option activity under the Plans and related information:

	Year ended December 31,
	2003		2004		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding - beginning of the year	520,554	$7.85	665,434	$4.13	1,010,243	$3.29
Granted	336,750	$1.59	418,000	$2.12	61,250	$2.06
Exercised	(89,962)	$1.64	(19,535)	$1.61	(3,625)	$1.59
Forfeited/canceled	(101,908)	$8.96	(53,656)	$5.15	(155,740)	$7.21

Outstanding - end of the year	665,434	$4.13	1,010,243	$3.29	912,128	$2.54

Options exercisable	327,082	$6.56	461,275	$4.93	837,128	$2.52

The options outstanding as of December 31, 2005, under the Plans, have been separated into ranges of exercise price, as follows:

Range of exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise price of options exercisable
$1.59-1.64	451,905	4.50	$1.61	451,905	$1.61
$2.00-2.33	357,500	5.82	$2.15	282,500	$2.10
$4.10-6.11	96,898	2.88	$5.48	96,898	$5.48
$9.60-110.00	5,825	1.54	$43.89	5,825	$43.89

$1.59-110.00	912,128		$2.54	837,128	$2.52

The Company has recorded deferred compensation for options issued with an exercise price below the market price of the Ordinary shares at the date of grant. The deferred compensation is amortized and recorded as compensation expense ratably over the vesting period of the option.

Compensation expenses of approximately $ 20, $ 98 and $ 115 were recognized during the years ended December 31, 2003, 2004 and 2005, respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

The weighted average fair values of options granted for the years ended December 31, 2003, 2004 and 2005, were:

	For exercise price on the grant date that:
	Equals market price			Exceeds market price			Is less than market price
	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2003	2004	2005	2003	2004	2005	2003	2004	2005
Weighted average exercise prices	$1.59	$2.12	$2.06	$—	$—	$—	$1.59	$—	$—

Weighted average fair values on grant date	$1.10	$1.01	$0.80	$—	$—	$—	$4.36	$—	$—

e.	Options issued to consultants:

1.	The Company’s outstanding options to consultants as of December 31, 2005, are as follows:

Issuance date	Options for Ordinary Shares	Exercise price per share	Options exercisable	Exercisable through
December 1996	8,000	$11.91	8,000	December 2006 (*)
November 1999	1,200	$57.50	1,200	November 2006
March 2000	200	$120.00	200	March 2007
December 2000	100	$25.70	100	December 2007
January 2002	5,000	$4.10	5,000	January 2009
September 2002	19,060	$1.64	19,060	September 2009
August 2003	24,500	$1.59	24,500	August 2010
August 2004	2,500	$2.00	2,500	August 2011
March 2005	35,000	$2.06	35,000	March 2012

Total	95,560		95,560

(*)	The options were exercisable through December 2002. If not exercised, they are automatically renewed for one additional year, each time, for up to four years, through December 2006. The exercise price will be increased by 6% compounded each year.

2.	The Company had accounted for its options to consultants under the fair value method of SFAS No. 123, EITF 96-18 and EITF 00-18. The fair value for these options was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003, 2004 and 2005: risk-free interest rates of 2%, 2% and 3%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary Shares of 1.65, 0.85 and 1.13, respectively, and a contractual life of the options of approximately two years for each year.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

Warrants:

a.	Warrants issued for financing transactions:

1.	In July 2003, the Company entered into a refinancing agreement with Bank Hapoalim, in which $ 2,400 out of the line of credit was converted into a long-term loan (see also Note 10).

As part of the agreement, the warrant issued to Bank Hapoalim in February 2002 was amended to cover 100,000 Ordinary shares of the Company at an exercise price of $ 1.00 per Ordinary share covered under the warrant. The warrant was exercisable during a period of four years from the date of grant. In November 2003, the bank exercised the warrant into 85,088 Ordinary shares, in a cashless exercise.

During 2003, 2004 and 2005, the Company recorded a compensation of approximately $ 14, $ 28 and $ 28, respectively, which was included in the financial expenses. This transaction was accounted for according to APB 14.

2.	In connection with an additional credit line received in March 2005 (see Note 10), the Company issued to a subsidiary of Bank Hapoalim, a warrant to purchase an additional 50,000 Ordinary shares of the Company for an aggregate exercise price of $ 2.06 per share. The warrant is exercisable during a period of two years from the date of grant.

During 2005, the Company recorded a compensation of approximately $ 24, which was included in the financial expenses. This transaction was accounted for according to APB 14.

The fair value of this warrant was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 3%, a volatility factor of 1.13, dividend yield of 0% and expected term of two years.

As of December 31, 2005, all of the above warrants are outstanding.

3.	See also Notes 9 and 11.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

b.	Warrants issued as a settlement:

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

This transaction was accounted for according to SFAS No. 123 and EITF 96-18.

As of December 31, 2005, all of the above warrants are outstanding.

c.	Warrants to others:

1.	In May 2003, the Company reached an agreement with a provider of marketing services, in which the provider received a warrant to purchase 119,336 Ordinary shares of the Company at an exercise price of $ 0.58 per share. The warrant may be exercised in whole or in part no later than May 2006.

The fair value of the warrant in the amount of $ 50, was estimated using the Black- Scholes model, assuming a risk-free interest rate of 2%, a volatility factor of 1.2, dividend yields of 0%, and a contractual life of three years, and was recorded as prepaid expenses and is amortized ratably over the service period.

As of December 31, 2005, all of the above warrants are outstanding.

2.	In June 2004, the Company granted to a third party with respect to marketing activities, a warrant to purchase 4,000 Ordinary shares of the Company at an exercise price of $ 4.48 per share. The warrant may be exercised in whole or in part no later than June 2007.

The fair value of the warrant in the amount of $ 14, was estimated using the Black- Scholes model, assuming a risk-free interest rate of 3%, a volatility factor of 1.4, dividend yields of 0%, and a contractual life of three years, and was recorded as prepaid expenses and is amortized ratably over the service period.

The transactions were accounted for according to EITF 96-18.

As of December 31, 2005, all of the above warrants are outstanding.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. Dividends paid to shareholders in non-Israeli currency may be converted into dollars, on the basis of the exchange rate prevailing at the time of payment. The Company does not intend to pay cash dividends in the foreseeable future. The Company has decided not to declare dividends out of tax-exempt earnings.

NOTE 14:- TAXES ON INCOME

Reduction in Israeli tax rates:

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to “Approved Enterprise”, as described below) was 36%. In June 2004 and in July 2005, the “Knesset” (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005, respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

The Company’s production facilities have been granted an “Approved Enterprise” status under the law, for three separate investment programs, which were approved in February 1989, March 1995 and April 1998.

The status of “Approved Enterprise” granted for the February 1989 investment program has expired.

Pursuant to the Capital Investment law, the Company has elected for its other two investment programs the “alternative benefits” track and has waived Government grants in return for a tax exemption. The Company’s offices and its Research and Development center are located in Jerusalem, in a region defined as a “Priority A Development region”. Therefore, income derived from these programs will be tax-exempt for a period of ten years commencing with the year in which it first earns taxable income, subject to certain conditions.

As the Company currently has no taxable income, the benefits from all these programs have not been yet utilized.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Law, regulations published thereunder and the instruments of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and the Israeli Consumer Price Index (the “CPI”).

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

If the retained tax-exempt income were distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (rate of 10% - 25% based on the percentage of foreign ownership in the Company’s shares) on the gross amount distributed. In addition, these dividends will be subject to a 15% withholding tax. The Company’s Board of Directors has determined that such tax-exempted income will not be distributed as dividends.

The law also grants entitlement to accelerated depreciation claim on buildings and equipment used by the “Approved Enterprise” during the first five tax years of using the assets.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular Israeli corporate tax rate, as describe above.

On April 1, 2005, an amendment to the Capital Investments Law came into effect (the “Amendment”) and has significantly changed the provisions of the Capital Investments Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Capital Investments Law so that companies who choose the “alternative benefits” track no longer require Investment Center approval in order to qualify for tax benefits.

However, the Capital Investments Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, the Company did not generate income under the provision of the new law.

Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualify as an “industrial company” under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, and the right to claim public issuance expenses and amortization of patents and other intangible property rights over eight years as a deduction for tax purposes.

The Company is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, the right to claim public issuance expenses and accelerated depreciation.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

Taxable income under the Inflationary Income Tax (Inflationary Adjustments) Law, 1985:

Results of the Company for tax purposes are measured and reflected in real terms in accordance with the changes in the CPI. As explained in Note 2, the financial statements are presented in U.S. dollars. The difference between the rate of change in Israeli CPI and the rate of change in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

Net operating losses carryforward:

The Company has accumulated losses for tax purposes as of December 31, 2005, in the amount of approximately $ 21,519, which may be carried forward and offset against taxable income and capital gain in the future for an indefinite period.

Through December 31, 2005, ViryaNet UK had accumulated losses for income tax purposes of approximately $ 15,700, which can be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2005, ViryaNet Japan had accumulated losses for income tax purposes of approximately $ 1,600, which can be carried forward and offset against taxable income for 10 years and expire from 2008 to 2015.

As of December 31, 2005, the U.S. subsidiary had U.S. federal net operating loss carryforward for income tax purposes in the amount of approximately $ 66,132. Net operating loss carryforward arising in taxable years beginning before August 6, 1997, can be carried forward and offset against taxable income for 15 years and expiring between 2010 and 2012. Net operating loss carryforward arising in taxable years beginning after August 6, 1997 can be carried forward and offset against taxable income for 20 years and expiring between 2017 and 2025.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Through December 31, 2005, ViryaNet Australia had accumulated losses for income tax purposes of approximately $ 196, which can be carried forward and offset against taxable income in the future for an indefinite period.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2004	2005
Deferred tax assets:
US net operating loss carryforward	$21,861	$23,149
UK net operating loss carryforward	5,245	4,718
Japan net operating loss carryforward	531	487
Australia net operating loss carryforward	—	59

Total deferred tax assets before valuation allowance	27,637	28,413
Valuation allowance	(27,637)	(28,413)

Net deferred tax asset	$—	$—

As of December 31, 2005, ViryaNet UK, ViryaNet US, ViryaNet Japan and ViryaNet Australia have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, since they have a history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

The Company expects that during the period these tax losses are utilized, its income would be substantially tax-exempt. Accordingly, there will be no tax benefit available from such losses and therefore no deferred income taxes or valuation allowances have been included in these financial statements.

Net loss consists of the following:

	Year ended December 31,
	2003	2004	2005
Domestic	$434	$2,101	$3,133
Foreign	1,220	2,054	2,925

	$1,654	$4,155	$6,058

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

In 2003, 2004 and 2005, the main reconciling item of the statutory tax rate of the Company (36% - in 2003, 35% - in 2004 and 34% in 2005) to the effective tax rate (0%) is tax loss carryforwards and other deferred tax assets for which a full valuation allowance was provided.

NOTE 15:- SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

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

The following presents total revenues for the years ended December 31, 2003, 2004 and 2005 and long-lived assets as of December 31, 2003, 2004 and 2005:

	Year ended December 31, 2003		Year ended December 31, 2004		Year ended December 31, 2005
	Total revenues	Long- lived assets	Total revenues	Long- lived assets	Total revenues	Long- lived assets
United States	$8,367	$559	$9,409	$1,635	$11,249	$1,226
Europe	1,509	126	1,261	195	1,052	151
Asia Pacific	2,083	15	1,250	10	1,906	996

	$11,959	$700	$11,920	$1,840	$14,207	$2,373

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 15:- SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.	Major customers data as a percentage of total revenues:

	Year ended December 31,
	2003	2004		2005
	%
Customer A				15
Customer B	—	15		*	)
Customer C	16	10		*	)
Customer D	13	*	)	*	)
Customer E	12	*	)	*	)

*)	Represents less than 10% of total revenues.

NOTE 16:- RELATED PARTIES TRANSACTIONS

a.	In June 1999, the board of directors approved the issuance of 17,390 Series C-2 Preferred shares, to its chairman in consideration of $ 100, which the Company loaned to him. The loan was approved by the shareholders in June 2000 and bears an annual interest at the rate of 6.5%. Repayment of the loan is due when the chairman sells or otherwise disposes of the shares, subject to the loan. In addition, the Company, at its sole discretion, may call for immediate repayment of the loan and the interest thereon in the event that (i) the chairman becomes bankrupt or files a motion for bankruptcy, or (ii) the chairman ceases to remain in the employment of the Company for any reason.

b.	On May 28, 2001, the Company entered into a loan agreement with its former Chief Executive Officer for a principal sum of $ 52. Under the loan agreement, as amended, repayment of such loan amount by the officer (together with an interest equal to the applicable Federal Rate as published by the IRS on the date of the loan agreement) shall be made upon the earlier to occur of: (i) May 28, 2005 (ii) termination of the officer’s employment with the Company, or (iii) such time as the officer elects to repay the loan. In addition, under the loan agreement the officer shall not be required to repay any outstanding loan amount in the event that his employment with the Company is terminated by the Company without cause. On May 16, 2005, after the officer has resigned from the Board of Directors and concurrently with the entering into a part-time employment with the former officer, the Company extended the repayment date of the loan to May 28, 2006. On March 31, 2006, concurrently with additional changes to the terms of the former officer’s employment with the Company, the repayment date for the loan and interest was extended to March 31, 2007.

c.	On July 21, 2003, the board of directors and audit committee approved an agreement with a director of the Company, to provide project management services to the Company in connection with its engagements with customers and prospects. The compensation provided under the terms of this agreement is based on the average compensation provided to employees providing similar services to the Company.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 16:- RELATED PARTIES TRANSACTIONS (Cont.)

d.	Insurances policies with Clal Credit Insurance and Clal Insurance:

During the period from 2003 through 2005, the Company purchased several insurance policies from Clal Credit Insurance and Clal Insurance, both of which are affiliated with The Clal Group, which is the Company’s shareholder.

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

The following is a summary of the transactions with Telvent:

	December 31,
	2004	2005
Revenues:
Software license	$650	$—
Maintenance and services	23	140

Total	$673	$140

Cost of revenues:
Maintenance and services	$48	$163

Trade payables with Telvent as of December 31, 2004 and 2005 amounted to $ 0 and $ 17, respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 16:- RELATED PARTIES TRANSACTIONS (Cont.)

g.	As part of the e-Wise acquisition (see also Note 1a) the Company assumed an amount of approximately $ 285 of unsecured debt. The unsecured debt is payable to e-Wise’s major shareholder, Mark Hosking, who became a shareholder and an employee of the Company as a result of the acquisition. The unsecured debt is paid in 5 quarterly installments starting January 1, 2006 and ending on December 31, 2006.

NOTE 17:- SUBSEQUENT EVENTS

a.	In June 2006 the Company issued to a group of investors, including three existing shareholders and another institutional investor, 1,437,700 Ordinary shares at a price of $ 0.939 per share for a total consideration of $ 1,350. The investors received warrants to purchase 287,540 Ordinary shares of the Company at an exercise price of $ 1.127 per Ordinary share.

When issued, the Ordinary shares will not be registered under the Securities Act of 1933, and may not be subsequently offered or sold by the investors without registration or an applicable exemption from the registration requirements. The Company has agreed to use its best efforts to file a registration statement with the SEC covering the resale of the Ordinary Shares from this transaction within six months following the closing of the investment.

b.	In June 2006 LibertyView, a convertible note holder, converted $ 2,000 of the Company’s 7.5% convertible note to 1,307,190 Preferred A shares of the Company, at a conversion price of $ 1.53 per Preferred A share.

The Preferred A shares shall have all rights and privileges as the Company’s Ordinary shares including, without limitation, voting rights on an as-converted basis, and will have preference over the Ordinary shares in any distribution to the Company’s shareholders. The Preferred A shares may be converted into Ordinary shares by LibertyView on a one-to-one basis at any time. The remaining $ 980 principal balance of LibertyView’s convertible note with the Company shall remain in effect under the existing terms of the note.

The Preferred A shares will not be registered under the Securities Act of 1933. ViryaNet has agreed to file with the SEC a registration statement covering the resale of the Ordinary shares which may be issued in connection with the conversion of the Preferred A Shares by no later than 60 days from the date of the agreement.

c.	In June 2006, the Company’s shareholders approved an increase to the Company’s authorized share capital from 16,000,000 to 25,000,000.

d.	On June 27, 2006, the Company received a waiver from Bank Hapoalim for the bank covenant requiring a minimum of $3,000 of shareholders’ equity, as it relates to the Company’s shareholders equity as of March 31, 2006 (see also Note 10).