Form 20-F
period 2006-12-31
VIRYANET LTD
filed 2007-08-29
CIK 1119744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2006

OR

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

Ordinary Shares, par value NIS 5.0 per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

Indicate the number of outstanding shares of each of issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2006, the Registrant had 2,249,509 shares outstanding comprised of 1,922,711 Ordinary Shares and 326,798 Preferred A Shares.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes:    No: X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes:    No: X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer:    Accelerated filer:    Non-accelerated filer: X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes:    No: X

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17    Item 18 X

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Exchange Act).    Yes:    No: X

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Unless the context otherwise requires, all reference in this annual report to “ViryaNet”, “we”, “our”, “us” and the “Company” refer to ViryaNet Ltd. and its consolidated subsidiaries. Reference to “dollars” or $ are to United States dollars. All references to NIS are to New Israeli Shekels.

All references to Ordinary Shares and Preferred A Shares, including related share price, are made on a post reverse stock split basis, taking into account the five (5) for one (1) reverse stock split of ViryaNet’s Ordinary Shares, effected on January 17, 2007.

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

We derived the selected consolidated statements of operations data below for the years ended December 31, 2004, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005 and 2006, from our audited consolidated financial statements, which are included elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We derived the consolidated statements of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 from audited consolidated financial statements that are not included in this annual report.

Summary Consolidated Financial Information

U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2002	2003	2004	2005	2006
Statement of Operations Data:
Revenues:
Software licenses	$6,611	$4,102	$3,114	$1,720	$1,520
Maintenance and services	5,190	7,857	8,806	12,487	12,340

Total revenues	11,801	11,959	11,920	14,207	13,860
Cost of revenues:
Software licenses	361	482	288	358	356
Maintenance and services	4,380	4,996	6,743	7,855	6,831

Total cost of revenues	4,741	5,478	7,031	8,213	7,187
Gross profit	7,060	6,481	4,889	5,994	6,673

Operating expenses:
Research and development, net	3,352	2,098	2,069	2,504	2,121
Sales and marketing	6,630	4,109	4,398	5,214	3,692
General and administrative	2,318	1,927	2,214	3,004	2,735
Provision for doubtful accounts and write-off of bad debts	(53)	40	—	—	—
In-process research and development write-off	480	—	—	—	—

Total operating expenses	12,727	8,174	8,681	10,722	8,548
Operating loss	(5,667)	(1,693)	(3,792)	(4,728)	(1,875)
Financial expenses, net	(189)	(311)	(363)	(1,330)	(44)
Other income	—	350	—	—	—

Net loss	$(5,856)	$(1,654)	$(4,155)	$(6,058)	$(1,919)

Basic and diluted net loss per share	$(2.26)	$(0.55)	$(0.85)	$(0.94)	$(1.03)
Weighted average number of shares used in computing basic and diluted net loss per Ordinary Share	517,590	609,664	977,612	1,294,834	1,857,217

Balance Sheet Data:
Cash and cash equivalents	$3,211	$5,087	$2,943	$2,040	$736
Working capital (deficit)	(2,271)	1,060	(3,461)	(4,004)	(4,520)
Total assets	10,760	12,230	14,398	14,456	11,919
Long-term loan, including current maturities	2,400	2,343	1,306	1,991	1,292
Long-term convertible note	—	—	2,500	3,592	568
Shareholders’ equity (deficiency)	(651)	2,786	1,678	183	2,534

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

We have incurred substantial net losses during each of the last five fiscal years and may not achieve profitability in 2007 or in future years. As of December 31, 2006, we had an accumulated deficit of approximately $115.7 million. In order to achieve profitability we will need to increase our revenues while containing or reducing our costs. However, a substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. While our revenues in 2006, 2005, and 2004 were $13.9 million, $14.2 million, and $11.9 million, respectively, we incurred net losses of $1.9 million, $6.1 million, and $4.2 million, respectively, during these periods. We cannot assure you that we will be able to increase our revenues, or, that even if we are able to increase our revenues we will be able to achieve profitability or maintain profitability, if achieved, on a consistent basis.

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

We delisted our shares from The Nasdaq Capital Market which could adversely affect the market price and trading market of our Ordinary Shares.

Our Ordinary Shares had been listed on The Nasdaq Capital Market (formerly known as The Nasdaq SmallCap Market) since December 31, 2002. We were previously listed on The Nasdaq National Market but were unable to comply with some of its maintenance standards. The Nasdaq Capital Market has several maintenance standards for continued listing, including the requirements (i) that we maintain (a) shareholders’ equity of at least $2.5 million, (b) market value of $35.0 million or (c) net income from operations of $0.5 million in the last fiscal year or in two of the last three fiscal years, (ii) that we have at least 500,000 shares held by persons or entities other than our officers, directors and beneficial owners of more than 10% of our Ordinary Shares (the “Public Float”), (iii) that we have an aggregate market value of Public Float of at least $1.0 million, (iv) that we have at least two market makers, (v) that we have at least 300 shareholders who hold at least 100 Ordinary Shares each, and (vi) that we shall be in compliance with all corporate governance under rules 4350 and 4351 (the foregoing requirements are collectively referred to as the “Maintenance Standards”). On May 29, 2006, Nasdaq rule 4320(e) became effective for non-Canadian foreign issuers requiring us to meet the $1 minimum bid price requirement as an additional Maintenance Standard for us to comply with.

In July 2003, June 2005, February 2006, and December 2006 we were notified by Nasdaq that we were not in compliance with the listing standard for shareholders’ equity and were required to provide Nasdaq with a plan to regain compliance or our shares would be subject to delisting. In all of these instances, we submitted a plan to Nasdaq and, we completed financial transactions that enabled us to regain compliance with the listing standard for shareholders’ equity. In June 2006, we were notified by the Nasdaq Listing Qualifications Panel (the “Panel”), pursuant to its discretionary authority under Nasdaq Marketplace Rule 4300, that we were subject to Panel monitor and had to file within 60 days of the end of each fiscal quarter ending before June 30, 2007, a Form 6-K with the SEC and Nasdaq that includes financial statements for the prior quarter and demonstrates compliance with the $2.5 million minimum shareholders’ equity. The Panel later extended the monitoring period until March 31, 2008 as a condition of our continued listing.

On July 26, 2006, we were notified by Nasdaq that the bid price for our Ordinary Shares had closed below the minimum $1 per share requirement for continued inclusion under Marketplace Rule 4320(e)(2)(E)(i) (the “Rule”). We were given until January 22, 2007 to regain compliance with the Rule. In order to maintain listing compliance with the Rule, on January 17, 2007, we put into effect a five (5) for one (1) reverse split of our Ordinary Shares whereby every five Ordinary Shares, NIS 1.0 par value were exchanged for one new Ordinary Share, NIS 5.0 par value. We were notified by Nasdaq on February 1, 2007 that we had regained compliance with the Rule.

On June 4, 2007, we voluntarily requested from The NASDAQ Stock Market that our Ordinary Shares be delisted from The NASDAQ Capital Market on June 11, 2007. We were subsequently advised by Nasdaq that our Ordinary Shares would be delisted from The NASDAQ Capital Market on June 12, 2007 and our Ordinary Shares became eligible for quotation and trading on the Pink Sheets.

The delisting of our Ordinary Shares from The Nasdaq Capital Market may materially impair the ability of our shareholders to buy and sell our Ordinary Shares, even if they qualify for inclusion on the Over-the-Counter Bulletin Board (OTCBB) or the Pink Sheets, and could have an adverse effect on the market price and the trading market for our Ordinary Shares. In addition, the delisting of our Ordinary Shares from The Nasdaq Capital Market could significantly impair our ability to raise capital should we desire to do so in the future or utilize our Ordinary Shares in consideration for acquisitions.

We have substantially reduced the number of our employees during 2005, 2006, and the first half of 2007 and may be unable to meet certain revenue objectives and accordingly continue to incur losses.

During 2004, we substantially increased our overall headcount from 86 at the beginning of 2004 to 126 at the end of 2004. Part of this increase was related to the assumption of 25 employees from the acquisition of Utility Partners. In June 2005, we added another 22 employees with the acquisition of e-Wise Solutions, raising our headcount to 148. After the acquisition of e-Wise, we determined that we had an excess of resources resulting from these acquisitions and took action to reduce headcount. These actions resulted in a reduction of our headcount to 120 at the end of December 2005, 98 at the end of December 2006, and 92 at the end of June 2007. Although we believe we currently have sufficient resources available to meet and support our current obligations in relation to our current staff, we may not be able to maintain this headcount. If we are forced to reduce headcount further, our ability to meet our growth goals and our business and operations may be negatively impacted.

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

Our future success depends on our ability to absorb and retain senior employees and to attract, motivate and retain highly qualified professional employees. Competition for these employees can be intense, especially in a number of our key markets and locations, including Israel. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. This is particularly true in Israel where competition for qualified personnel is intense. We may not be able to compete effectively for the personnel we need. The delisting of our Ordinary Shares from The Nasdaq Capital Market may impact our ability to retain and attract personnel as the delisting may impact the amount and liquidity of compensation in the form of share options and restricted shares granted to employees. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our ability to achieve our research and development and sales objectives.

We may need additional financing and may not be able to raise additional financing on favorable terms or at all.

We had negative cash flow from operations for each of the past few years. In the past five years, we had an aggregate negative operating cash flow in the amount of $17.0 million. We raised gross proceeds of approximately $5.0 million from private equity financing transactions during 2003, $2.5 million in a convertible note financing in July 2004, approximately $3.5 million in a combination of convertible note and equity financings during 2005, and approximately $1.4 million from in private equity financing transactions during 2006. However, we expect that we will need additional financing to fund our business operations. Any additional financing that is structured as a secured debt financing may require the consent of our main creditors, Bank Hapoalim and LibertyView Special Opportunities Fund, L.P. (“LibertyView”). Our ability to raise additional financing from third parties may be impacted by the delisting of our Ordinary Shares from The Nasdaq Capital Market. We cannot assure you that additional financing will be available on terms favorable to us, or at all. In the event that the market price of our Ordinary Shares declines, we may not be able to consummate a private equity financing transaction to raise additional financing. If adequate funds are not available or are not available on acceptable terms, our ability to fund our day to day operations, expand our research and development, marketing and sales efforts, pursue potential acquisitions, take advantage of unanticipated opportunities, develop or enhance our website content, features or services, or otherwise respond to competitive pressures would be severely constrained. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders will be reduced, and any newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We will need sufficient funds to re-pay our loans from Bank Hapoalim, which may be subject to immediate repayment if we do not meet our repayment schedule or meet specified conditions.

As of August 15, 2007, our aggregate outstanding borrowings with Bank Hapoalim was approximately $2.6 million, which consisted of (i) short-term borrowings of approximately $1.7 million which can be drawn in either dollars or NIS with interest payable quarterly at rates ranging from LIBOR plus 2.25% in dollars or approximately 9% in NIS, and (ii) the outstanding balance on our long-term loan arrangement with Bank Hapoalim of approximately $0.9 million with interest payable quarterly at a rate of LIBOR plus 2.25%.

Our overall bank financing arrangement with Bank Hapoalim was subject to the following covenants: (i) our shareholders equity, on a quarterly basis, starting on January 1, 2006, shall be at least the higher of (a) 17% of our total assets, or (b) $3.0 million, and (ii) our cash balance (a) on January 1, 2006 shall not be less than $1.0 million, and (b) on a quarterly basis, beginning July 1, 2006 shall not be less than $1.0 million. With the exception of the second quarter of 2006 in which we were in compliance with these covenants, we were not in compliance with these covenants for each quarterly period during 2006 and through the second quarter of 2007. However, we received a waiver from Bank Hapoalim for each period in which we were not in compliance with these bank covenants.

On August 29, 2007, Bank Hapoalim agreed to modify our bank covenant requirements as part of our overall bank financing arrangement such that on a quarterly basis starting August 1, 2007 (i) our shareholders’ equity shall be at least the higher of (a) 13% of our total assets, or (b) $1.5 million, and (ii) our cash balance shall not be less than $0.5 million. In addition, Bank Hapoalim provided us with a waiver of these new bank covenant requirements for the remainder of 2007. In connection with the modification of these waiver and bank covenant requirements, we agreed to pay $10,000 of fees and issue 10,000 Ordinary Shares to the bank.

We may need to obtain funding from third parties to meet the payment obligations under the abovementioned loan arrangement in a timely manner, and there is no assurance that Bank Hapoalim will grant us an extension to these payment dates in the future, if requested. Our ability to raise capital using convertible debt or equity financing instruments from third parties for the re-payment of our loans with Bank Hapoalim may be impacted by the delisting of our Ordinary Shares from The Nasdaq Capital Market. There can be no assurance that we will meet these covenants or that the bank will waive the compliance with any such covenants in the event that we do not meet them. If we fail to meet the quarterly payments to Bank Hapoalim or to meet these covenants, the bank may demand immediate repayment of the outstanding debts and all interest thereon and shall be entitled to exercise the remedies available to it. This would have a material adverse effect on our business.

If we fail to maintain effective system of internal controls over financial reporting, we may not be able to report our financial results accurately. As a result, we could be subject to costly litigation, and current and potential shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our Ordinary Shares.

Effective internal controls over financial reporting are required for us to provide reliable financial reports. For the fiscal year ended December 31, 2003, we determined that a material weakness in our internal control over financial reporting existed as of December 31, 2003 consisting of ineffective controls to identify errors in the application of complex accounting standards to our software licensing transactions. Since then, we believe that we have managed to eliminate the aforementioned material weakness. However, if we fail to implement and maintain an effective system of internal controls, we could be subject to costly litigation, investors could lose confidence in our reported financial information and our brand and operating results could be harmed, which could have a negative effect on the trading price of our Ordinary Shares.

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

The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our Ordinary Shares. The market price of the Ordinary Shares may fluctuate substantially due to a variety of factors, including:

•	the delisting of our Ordinary Shares from The Nasdaq Capital Market and subsequent availability for trading on the Pink Sheets;

•	any actual or anticipated fluctuations in our financial condition and operating results;

•	our inability to meet any guidance or forward looking information, if provided;

•	public announcements concerning us or our competitors;

•	the introduction or market acceptance of new service offerings by us or our competitors;

•	changes in security analysts’ financial estimates;

•	changes in accounting principles;

•	sales of our Ordinary Shares by existing shareholders;

•	limited market for our shares;

•	the use of our Ordinary Shares for the acquisition of the outstanding shares or certain assets of companies;

•	the need to raise additional capital through private or public debt or equity financings; and

•	changes in the political conditions in Israel.

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

Since August 4, 2003, commensurate with the timing of our initial need to raise additional capital, the amount of our outstanding shares has increased substantially. The increase in the amount of outstanding shares is due primarily to (i) private equity and convertible note financings which raised approximately $12.4 million since 2003 to the date hereof (See Liquidity and Capital Resources section under Item 5 – How We Have Financed Our Business; Source of Cash), excluding transaction related expenses, in exchange for our Ordinary Shares and notes convertible to Ordinary Shares, (ii) the acquisition of Utility Partners, Inc. which resulted in the issuance of 179,697 Ordinary Shares in July 2004, and (iii) the acquisition of e-Wise Solutions which resulted in the issuance of an aggregate of 111,156 Ordinary Shares in June and August of 2005.

As of July 31, 2007, we also had outstanding warrants to purchase 117,425 Ordinary Shares at exercise prices ranging from $1.25 to $22.40 per share, and we have reserved up to 328,000 Ordinary Shares for issuance under our share option plans, of which 36,531 options have been exercised and the restrictions on 22,280 restricted shares have lapsed as of July 31, 2007. In addition, we have the balance of the convertible note with LibertyView with a face value of $480,000 which may be converted by LibertyView at any time into Ordinary Shares at an exercise price of $11.025 per share. The sale, or availability for sale, of substantial quantities of our Ordinary Shares may have the effect of further depressing their market price. A large number of our Ordinary Shares that were previously subject to resale restrictions are currently eligible or shall soon be eligible for resale into the public market.

We may continue to issue equity or convertible securities and the issuance of these securities could be dilutive to our shareholders. Certain warrants and options, when issued, may be valued at fair value and we may reflect the appropriate charges in our financial statements at that time. We have provided registration rights in the past to certain shareholders and may continue to do so in the future.

Historically, our revenues have been concentrated in a few large orders and a small number of customers. Our business could be adversely affected if we lose a key customer.

A significant portion of our revenues each year has been derived from large orders from a small number of customers which are not necessarily the same customers each year. In 2004, two customers each accounted for approximately 10% or more of revenues, and represented an aggregate of 25% of our total revenues. In 2005, three customers each accounted for approximately 8% or more of revenues, and represented an aggregate of 31% of our total revenues. In 2006, three customers each accounted for approximately 7% or more of revenues, and represented an aggregate of 23% of our total revenues. We do not expect that these three customers accounting for 23% of our revenue during 2006 will represent a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We cannot assure you that other customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to be profitable.

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

During the past few years, we have experienced increases in our revenues from services and decreases in our revenues from software licenses. If this trend continues, it may adversely affect our gross margins and profitability.

Our revenues from the sale of software licenses decreased to approximately $1.5 million in 2006 from approximately $1.7 million in 2005 and approximately $3.1 million in 2004. Our revenues from services have increased to approximately $12.3 million in 2006 and $12.5 million in 2005 from approximately $8.8 million in 2004. Our gross margin from software licenses is substantially higher than our gross margin from services, since our cost of services, which includes expenses of salaries and related benefits of the employees engaged in providing the services, is substantially higher than our cost of software licenses. If the trend of decreases in software license revenues and increases in services revenues continues, our gross margins and profitability may be adversely affected.

If we fail to stabilize or improve our margins on service revenues in the future, our results of operations could suffer.

Our margins on service revenues have not been consistent. In 2006, our margins on services revenues were 45% compared to 37% in 2005 and 23% in 2004. In order to stabilize or improve our margins on services revenues, we will need to maintain or increase the efficiency and utilization of our services personnel, consistently control our costs, and increase the volume of our services revenues. There is no assurance that we will be able to maintain or improve our services margins, or, that they will not decline further in the future.

Our ability to maintain or increase our revenues may depend on our ability to make sales through third parties.

We are becoming more dependent upon resellers and channel partners to generate a substantial portion of our revenues. We expect this dependence to continue and potentially increase due to our limited internal sales and marketing resources in existing markets and to increase due to our desire to penetrate new vertical markets for our products in North America, and expand into new geographic markets for our products outside of North America. As a result of the limited resources and capacities of many resellers and channel partners, even if we manage to maintain and expand our relationship with such resellers and channel partners, we may be unable to attain sufficient focus and resources from those resellers and channel partners so as to meet all of our customers’ needs. If anticipated orders from these resellers and channel partners fail to materialize, or if our current business agreements with resellers and channel partners are terminated, our business, operating results and financial condition will be materially adversely affected.

Our channel and strategic partner strategy may expose us to additional risks relating to intellectual property infringement.

Our increased reliance on our channel and strategic partners may increase the likelihood of the infringement of our intellectual property. As we deepen our ties with our channel and strategic partners, the number of people who are exposed to and interact with our software and other intellectual property will increase. Despite our best efforts to protect our intellectual property, our channel or strategic partners, or their employees or customers, may copy some portions of our products or otherwise obtain and use information and technology that we regard as proprietary. Our channel or strategic partners might also improperly incorporate portions of our technology into their own products or otherwise exceed the authorized scope of their licenses to our technology. If we are unable to successfully detect and prevent infringement and/or to enforce our rights to our technology, our revenues may be negatively impacted and we may lose competitive position in the market.

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

The market for mobile workforce management applications and the automation of field service delivery are highly competitive yet fragmented and stratified, although a number of our traditional competitors have been acquired by larger companies. We compete for the business of global or nationwide organizations that seek to support complex and sophisticated products across a variety of industries. We compete in the utilities and telecommunications segments of our markets against companies like Service Power Technologies, plc., Vista Equity Partners (via its acquisition of our competitors MDSI and Indus International), ClickSoftware, Ltd., Telcordia, and Intergraph Corporation. Our primary competitors in commercial and other general field service markets include enterprise application solution providers such as Astea International Inc. and Metrix Inc., along with traditional ERP and CRM software application vendors such as Oracle Corporation, and SAP A.G.

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

We market and sell our products and services in the United States, Europe and the Middle East, Asia and Australia. We received 21% of our total revenue in 2004, 21% of our total revenue in 2005, and 28% of our total revenue in 2006 from sales to customers located outside of the United States. In addition to our operations in the United States, we have sales and support facilities and offices in Israel, Singapore and Australia. These operations require, and the expansion of our existing operations and entry into additional international markets will require, significant management attention and financial resources. In addition, since our financial results are reported in dollars, decreases in the rate of exchange of non-dollar currencies in which we make sales relative to the dollar will decrease the dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may materially adversely affect our results of operation. Historically, we have not hedged our foreign currency-denominated account receivables and expenses risks. We are also subject to a number of risks customary for international operations, including:

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

As of July 31, 2007, our executive officers and directors serving as of such date, and entities affiliated with them, in the aggregate, beneficially owned approximately 25.3% of our outstanding Ordinary Shares, including options and warrants to purchase Ordinary Shares which are exercisable or will become exercisable within 60 days of July 31, 2007 and all Oridinary Shares which may be issued upon conversion of Preferred A Shares (no restricted Ordinary Shares are released from restriction within 60 days of July 31, 2007). These shareholders, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

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

Our operations outside the United States have grown in recent years. Our facilities are located in North America, Israel, Singapore, and Australia. This geographic dispersion requires significant management resources that may place us at a disadvantage compared to our locally based competitors. In addition, our international operations are generally subject to a number of risks, including:

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

Our principal research and development facilities are located in Israel. We are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the state of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, which varies in degree and intensity, has caused security and economic problems in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing or revived hostilities related to Israel will not have a material adverse effect on us or our business and on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain and although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2007. The recent election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council may create additional unrest and uncertainty. In addition, during 2006 an outbreak of open hostilities occurred along Israel’s northern border with Lebanon, and there have recently been hostilities, although to a lesser extent, in the Gaza Strip. To date, these matters have not had any material effect on our business and results of operations, but there can be no assurance that they will not do so in the future.

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

Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and the related expenses for our Israeli operations, are in NIS. We do not utilize hedging to manage currency risk and, therefore, are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In 1999 and in 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS, and in 2001 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. In 2002, the devaluation of the NIS against the dollar was similar to the rate of inflation. In 2003, the NIS gained in value against the dollar while the rate of inflation was negative. In 2004, the NIS gained 2% in value against the dollar while the rate of inflation was 1%. In 2005, the NIS lost 6.7% in value against the dollar and the rate of inflation was 2.4%. In 2006, the NIS gained 8.2% in value against the dollar and the rate of inflation was -0.1%. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

Although we believe that we will not be treated as a passive foreign investment company in 2006, we cannot assure the shareholders that we will not be treated as a passive foreign investment company in 2006 or in future years. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of the average value of our assets (or possibly the adjusted bases of our assets in particular circumstances), including the pro rata share of the assets of any company in which we are considered to own 25% of the shares by value, in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of the shareholders will be subject to adverse tax consequences, including:

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

Over the past 18 years, we have developed, marketed, and supported field service software applications that have provided companies with solutions that improve the quality and efficiency of complex service business processes. During this period of time, numerous customers around the world have deployed our solutions.

On September 19, 2000, we completed our IPO and our Ordinary Shares began trading on The Nasdaq National Market. As part of the IPO, we issued 80,000 Ordinary Shares in consideration of net proceeds of approximately $25.6 million.

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

On May 1, 2002, we effected a ten (10) for one (1) reverse share split, issuing one new Ordinary Share, of NIS 1.0 par value per share, for every ten Ordinary Shares, of NIS 0.1 par value per share.

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

On August 4, 2003, we completed a private placement of our Ordinary Shares with Telvent, GIT S.A. (“Telvent”), the information technology subsidiary of Abengoa, S.A. of Spain. In exchange for $1.0 million, we issued 107,852 Ordinary Shares at a price of $9.27 per share. Subsequent to the date of this transaction, Telvent requested that the shares held in the name of Telvent GIT S.A. be assigned to its investment arm, Telvent Investments, S.L.

On November 10, 2003, we completed a private placement of our Ordinary Shares with a large U.S. financial institution and a group of private investors. In exchange for approximately $1.8 million, we issued 103,465 Ordinary Shares at a price of $17.03 per share. In addition, the investors also received warrants to purchase 18,745 of our Ordinary Shares at an exercise price of $23.50 per share.

On December 5, 2003, we completed a follow-on private placement of our Ordinary Shares with Vertex Venture Capital Israel Funds and FBR Infinity Venture Funds, as well as a group of private investors. In exchange for approximately $2.2 million, we issued 110,902 Ordinary Shares at a price of $20.18 per share. In addition, the investors also received warrants to purchase 16,929 of our Ordinary Shares at an exercise price of $33.05 per share.

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

In February 2005, we completed a private placement of our Ordinary Shares to Telvent Investments, S.L., a current shareholder. In exchange for approximately $1.3 million, we issued 116,332 Ordinary Shares at a price of $11.435 per Ordinary Share.

On June 15, 2005, we acquired, through our newly formed Australian subsidiary ViryaNet Pty Ltd, substantially all of the assets of e-Wise Solutions of Australia, a provider of front-office automation solutions to the utilities sector. e-Wise was a privately held business, headquartered in Melbourne, Australia. ViryaNet Pty Ltd is a wholly-owned subsidiary of ViryaNet, Inc.

On August 8, 2005, we consummated with LibertyView a private placement that involved (i) the issuance of 66,667 of our Ordinary Shares for cash consideration of $700,000, (ii) the issuance of a warrant to purchase 23,334 Ordinary Shares at an exercise price of $10.50 per Ordinary Share, and (iii) the replacement of the loan under the Note with a $2.98 million loan under a new note, which is convertible at a fixed conversion price of $11.025 per Ordinary Shares into 270,295 Ordinary Shares.

On September 28, 2005, we consummated with the September 2005 Investor Group a private placement that involved (i) the issuance of 47,620 of our Ordinary Shares for cash consideration of $500,000 at an exercise price of $10.50 per Ordinary Share, (ii) the issuance of a warrant to purchase 32,540 Ordinary Shares at an exercise price of $10.50 per share, (iii) a note for $500,000 which is convertible at a fixed conversion price of $11.025 per Ordinary Share into 45,352 Ordinary Shares, and (iv) the issuance of 6,508 Ordinary Shares to one of the investors as a finder’s fee for this transaction.

On June 2, 2006, we converted $2.0 million of a convertible note held by LibertyView to 261,438 Preferred A Shares at an exercise price of $7.65 per Preferred A Share. These Preferred A Shares can be converted to Ordinary Shares by LibertyView in its discretion on a one-to-one basis at any time. The Preferred A Shares issued to LibertyView have all rights and privileges as our Ordinary Shares including, without limitation, voting rights on an as-converted basis, and will have preference over the Ordinary Shares in any distribution to our shareholders. The remaining $980,000 balance of LibertyView’s convertible note remains in effect under the existing terms of the note.

On June 6, 2006, we completed a private placement of our Ordinary Shares with three existing shareholders and one new institutional investor that involved (i) the issuance of 287,540 of our Ordinary Shares for cash consideration of $1,350,000, and (ii) warrants to purchase 57,508 Ordinary Shares at an exercise price of $5.634 per Ordinary Share.

On September 28, 2006, we converted the $0.5 million convertible note held by the September 2005 Investor Group and all accrued interest thereon into 114,301 Ordinary Shares of the Company at a conversion price of $ 4.7025 per Ordinary Share per the terms of the convertible note.

On November 30, 2006, LibertyView sold $0.5 million of its Convertible Note to Jerusalem High-tech Founders, Ltd. (“JHTF”), a company controlled by Samuel HaCohen, the Company’s Chairman of the Board of Directors, and in which Vladimir Morgenstern, a member of the Company’s Board of Directors, has an economic interest. Upon the sale of the note, we signed an agreement with JHTF, which was approved by our shareholders and consummated on December 29, 2006, to convert the $500,000 Convertible Note to Preferred A Shares at $7.65 per Preferred A Share, which may be converted at the discretion of JHTF on a one-to-one basis to Ordinary Shares at any time. The remaining $480,000 balance of LibertyView’s convertible note remains in effect under the existing terms of the note.

On January 17, 2007, we effected a five (5) for one (1) reverse share split, issuing one new Ordinary Share, of NIS 5.0 par value per share, in exchange for every five Ordinary Shares, of NIS 1.0 par value per share.

On April 23, 2007, we dissolved our Japanese subsidiary, ViryaNet Japan K.K., and replaced our direct presence in Japan with a reseller arrangement with a firm based in Tokyo, Japan, Octpark Ltd., led by the former general manager for ViryaNet Japan. Octpark Ltd. will provide sales and support activities for ViryaNet products to our existing customers and new customers in the Japanese market. Prior to the dissolution, our office lease expired on November 30, 2006 and we terminated the remainder of our full-time employees effective December 31, 2006.

On June 4, 2007, we voluntarily requested from The NASDAQ Stock Market that our Ordinary Shares be delisted from The NASDAQ Capital Market on June 11, 2007. We were subsequently advised by Nasdaq that our Ordinary Shares would be delisted from The NASDAQ Capital Market on June 12, 2007 and our Ordinary Shares became eligible for quotation and trading on the Pink Sheets.

Business Overview

ViryaNet is a provider of packaged software applications that automate business processes for mobile workforce management and field service delivery. Optimizing both simple and complex field service work, ViryaNet’s solutions schedule and dispatch resources, enable mobile field communication, and provide visibility and operational guidance. Our mission is to provide companies with solutions that improve the quality and efficiency of their service business processes. We also provide professional services required to implement and support our software solutions. We have approximately 70 customers worldwide with operations and support offices in the United States, Israel, Singapore and Australia.

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

Markets

We deliver state-of-the-art solutions specific to the needs of key markets, including utilities, telecommunications and cable/broadband companies, retail/grocery companies, insurance companies, and general service providers. We reach prospects within each of these markets through our direct sales force, supported by aggressive marketing campaigns, as well as through our partner network, including, among others, GE Energy, Mitchell International, Telvent, and Aspective.

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

Telecommunications and Cable/Broadband. We target companies within these segments of the telecommunications sector: cable and satellite, data services, fixed line services, and wireless communications services providers. Over the past 12 months, we have seen a resurgence in the level of interest on the part of prospects in this industry for solutions such as ours.

Insurance. We sell into the insurance market exclusively through our partner, Mitchell International.

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

Our revenues are derived mainly from the sale of software licenses and from maintenance and services that we provide in support of our software. The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	2004	2005	2006
Revenues:
Software licenses	26.1	12.1	11.1
Maintenance and services	73.9	87.9	88.9

Total revenues	100%	100%	100%

The following table summarizes the revenues from our products and services by country, stated as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Country	2004	2005	2006
United States	78.9	79.3	71.6
Europe	10.6	7.4	7.4
Asia Pacific	10.5	13.3	21.0

Total	100.0%	100.0%	100.0%

The majority of our sales personnel operates through our United States subsidiary and cover North America, Europe and portions of Asia Pacific, and the rest operate through our subsidiary in Australia. Our sales and marketing staff consists of professionals in a variety of fields, including marketing and media relations, direct sales, technical sales consultants, product management, and business development. As of December 31, 2006, we employed 19 sales, marketing and business development personnel.

We intend to expand our marketing and implementation capacity through the use of third parties, including systems integrators, vendors of complementary products and providers of service applications. By employing third parties in the marketing and implementation process, we expect to enhance sales by taking advantage of the market presence of these third parties.

Our North American strategy utilizes a direct sales model, supplemented by key partners like GE Energy and Telvent. Our international strategy uses a combination of direct and indirect sales channels in order to sell effectively into local markets and perform certain implementation activities on our behalf. We expect to benefit from marketing programs and leads generated by these partners, as well as cooperation from the sales forces of these partners in sales opportunities. In certain targeted geographic markets where growth opportunities in our key vertical markets support a local presence, such as Australia, we may determine that the investment in a subsidiary structure is warranted. Otherwise, we will continue to explore and establish indirect sales channels through relationships with agents, local resellers who offer complementary products and solutions, global systems integrators, and application service providers.

In Europe, we continue to utilize our global partners GE Energy and Telvent along with our partner Aspective which has developed a specialized practice dedicated to the implementation of ViryaNet’s solutions and providing post-contract maintenance and support. All of our partners, and their customers are supported by our business development, customer care, and professional services organizations in the United States, Israel, and Australia.

Application service providers are used to provide our product to customers who wish to avoid the initial cost of our product combined with the required hardware platforms and infrastructure investments. Through an application service provider, customers will be billed a monthly rental or subscription fee. We have three partners that have hosting capability, offering our products in a software as a service (SaaS) model: Aspective, Mitchell International, and Alliance Data Systems (ADS).

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

We currently package our applications for specific industries by seeking to capture best business practices and embedding those processes into our application, incorporating processes, workflows, reports, and screens appropriate for companies in our target industries. These best practices, coupled with powerful functionality capabilities, allow us to package ViryaNet Service Hub and applications into industry bundles, including:

o	ViryaNet Service Hub for Utilities

o	ViryaNet WorkUP™ for Utilities

o	ViryaNet Service Hub for Telecommunications

o	ViryaNet Service Hub for Retail

o	ViryaNet Service Hub for General Service

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

ViryaNet Service Hub Internet Platform Components

The infrastructure of ViryaNet Service Hub includes these important platform components:

ViryaNet Service Portal

Offers a singular, personalized gateway that allows internal users as well as customers, field employees and external partners, suppliers, and vendors to interface with Service Hub through the Web. The ViryaNet Service Portal is The Service Portal allows users to access service information in real-time, share documents, collaborate with other users and obtain service.

ViryaNet mService Gateway

Provides mobile users with access to the data and applications they require, allowing them to stay productive, regardless of location. ViryaNet mService Gateway enables mobile users to work in both on-line and off-line mode utilizing both thin clients and fat clients.

ViryaNet Service Intelligence & Data Mart

Aggregates a pool of key performance indicators (KPIs) that track data based on criteria, such as: financial trends, service performance, service rates, revenue, and cost-per-product.

ViryaNet Service Workflow Engine/ Editor

Defines and applies rules to automate movement of documents, work orders and information, between users. The ViryaNet Service Workflow Engine/Editor also includes a tool for monitoring active processes and auditing completed processes. The Service Workflow Engine provides a working environment that guarantees maximum flexibility.

ViryaNet Integration Server

Enables organizations to integrate with its other systems, databases, applications, including external web applications.

ViryaNet Service Hub Application Components

ViryaNet Service Hub is a mobile workforce management solution, providing beginning-to-end management of work orders and the real-time capture of field workforce activity, tasks and events with wireless devices. Application components include the following:

ViryaNet Schedule

Optimizes the assignment of work across the client’s available workforce. ViryaNet Schedule automatically assigns field resources by using intelligent scheduling algorithm that verifies availability, and then applies selection criteria (skills, proximity, available parts, and more) weighted in importance by the client. ViryaNet Schedule comes with an appointment booking function that identifies a timeslot for completion of the order that is agreeable to the customer, meets service level agreements, and matches available resources.

ViryaNet Dispatch

Provides multiple, user configurable views, giving the dispatcher real-time visibility to the situation in the field and tools to automatically or manually balance the workload. ViryaNet Dispatch includes functions and views that enable the dispatcher to manage exceptions and monitor the business process while allowing normal operations to proceed automatically and with no human intervention.

ViryaNet Field

Gathers the right information so that the client can embrace change, evolve processes, and achieve a level of excellence. ViryaNet Field enables technicians in the field to update status and detailed work information associated with work orders, working in online or offline mode. On their mobile devices, technicians receive service orders (job details, maps, driving directions, and attachments), acknowledge or reject orders, report activities such as en-route, arrived on site, left site, completed, on break; and report work-related activities, such as time, labor, parts usage, travel and expenses.

ViryaNet Visibility

ViryaNet Visibility enables the client to quickly gather the right information so that you can embrace change, evolve processes, and achieve service excellence. ViryaNet Visibility includes two tools: Executive Dashboard and Operational Dashboard. The ViryaNet Executive Dashboard provides immediate, on-demand access to a wealth of historical and near real-time business information. The ViryaNet Operational Dashboard is a business activity monitoring application that provides a real-time, “as it’s happening” view of relevant business information.

ViryaNet Parts

Tracks consumption and usage of the various tools, parts, and equipment used during the work process. ViryaNet Parts automatically captures information from the field workers, and summarizes appropriate data for various interfaced systems.

ViryaNet Contract

Manages the total contract lifecycle, from the initial quote to the production of invoice data for services purchased. ViryaNet Contract provides comprehensive and flexible management of service portfolios and customer contracts. It enables you to outline your relationship with customers and to establish customers’ expectations of the services that they will receive, including the response time, method of delivery, and cost of delivery.

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

Las Vegas Valley Water District—a not-for-profit agency that provides water to The Las Vegas Valley, and one of the fastest growing water districts in the Southwest United States, uses ViryaNet Service Hub for Utilities to optimize the scheduling and management of approximately 200 field service technicians across a vast service territory and within multiple divisions, including meter services, customer service, distribution, fleet services, and facilities maintenance.

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

ViryaNet Partnerships

The unique strength of the ViryaNet Service Hub platform, combined with our broad and modular service applications, has allowed us to form strategic alliances with world-class systems integrators (SI’s) and value-added resellers (VARs), including:

•

Amdocs—a high technology company that offers integrated customer management solutions, enabling the world’s leading service providers to build stronger, more profitable customer relationships. ViryaNet is a member of the Amdocs OSS ecosystem, selected as its primary mobile workforce management provider.

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

•

Alliance Data Systems (“ADS”)—a provider of business process outsourcing services for companies across a number of vertical markets, including utilities. ADS offers, through its technologically advanced and highly secure data centers, the ViryaNet products to its’ customers who contract with ADS to manage their applications and/or run their business processes in an outsourced capacity

•

Mitchell International—a high technology provider operates primarily within the United States, incorporates ViryaNet Service Hub and application technology within its product offering intended exclusively for use in the insurance vertical market.

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

Name of Subsidiary	Country of Incorporation
ViryaNet, Inc.	Delaware, USA
Utility Partners, Inc. (*)	Delaware, USA
iMedeon, Inc. (*)	Georgia, USA
ViryaNet Pty Ltd. (*)	Australia
ViryaNet Europe Ltd.	United Kingdom
ViryaNet Japan KK	Japan

(*) Wholly owned subsidiary of ViryaNet Inc.

Note: On April 23, 2007, we formally dissolved our Japanese subsidiary, ViryaNet Japan KK, and replaced our direct presence in Japan by establishing a reseller relationship with a Tokyo, Japan based company, Octpark, Ltd., that provides sales and support activities for ViryaNet products to the Japanese market.

Property, Plants and Equipment

We do not own any real property. We lease approximately 7,900 square feet of space in Jerusalem, Israel, used primarily for research and development, with an annual rent of approximately $123,000. The lease agreement for these premises expires on October 31, 2008. Currently, we intend to seek to renew this lease agreement on similar terms or to seek similar office space at approximately the same annual cost, if available.

ViryaNet, Inc., our subsidiary located in Massachusetts, leases 13,807 square feet of office space in Southborough, Massachusetts, that is utilized primarily for administrative, marketing, sales, service and technical support purposes, with an annual rent of approximately $252,000. A portion of these premises is sublet for a current annual fee of approximately $53,000. The lease agreement for these premises expires on June 30, 2008. In addition to the space in Southborough, Massachusetts, ViryaNet, Inc. leases an office in Singapore with an annual rent of less than $10,000 and whose lease term expires on June 30, 2008.

Utility Partners, the subsidiary of ViryaNet, Inc. located in Tampa, Florida, leased approximately 4,300 square feet of office space used primarily for engineering, sales, services and technical support purposes. The premises are leased under a lease agreement that expires on October 16, 2007, with a total annual rent of approximately $127,000, including certain communication costs. Currently, we intend to seek to renew this lease agreement on similar terms or seek similar office space in the area at approximately the same annual cost or less, if available.

ViryaNet Japan KK, our subsidiary in Japan leased approximately 2,100 square feet of office space under a lease agreement that expired on June 30, 2006, with a total annual rent of approximately $95,000. We extended this lease until November 30, 2006 whereupon we decided not to renew the lease as part of our decision to dissolve our Japanese subsidiary and replace our direct presence in Japan with a reseller relationship with a Tokyo, Japan based company that provides sales and support activities for our products.

ViryaNet Pty Ltd., our subsidiary in Australia, leases approximately 1,700 square feet of office space in Melbourne, Australia under a lease agreement that expired on October 14, 2006, with a total annual rent of approximately $20,000. Our subsidiary has agreed to continue leasing at the current location on a month to month basis or until it finds similar space on similar terms at approximately the same annual cost, if available.

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

Revenues

We derive revenues from licenses of our software products and from the provision of related services. Our operating history shows that a significant percentage of our quarterly software revenue results from orders placed toward the end of a quarter. Software license revenues are comprised of perpetual software license fees primarily derived from contracts with our direct sales clients and indirect partner channels. We recognize revenues in accordance with the AICPA Statement of Position 97-2, “Software Revenue Recognition,” or SOP 97-2, as amended, and AICPA Statement of Position 81-1, “Accounting for Performance of Construction—Type and Certain Production—Type Contracts” and also adopted Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition” (See “Critical Accounting Policies” and notes to our consolidated financial statements).

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

We sell our products through our direct sales force and through relationships with system integrators, application service providers, resellers and vendors of complementary products. Our sales cycle from our initial contact with a potential customer to the signing of a license and related agreements has historically been lengthy and variable. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources, causing us to incur most of our product development and selling and marketing expenses in advance of a potential sale. In addition, a number of companies decide which products to buy through a request for proposal process. In those situations, we also run the risk of investing significant resources in a proposal that results in a competitor obtaining the desired contract from the customer or in a decision by a customer not to proceed.

The majority of our revenues are derived from customers in the United States, with the balance generated by customers in Europe, and the Asia Pacific regions. The percentage of revenue derived from the Asia Pacific region increased from 13% of total revenue in 2005 to 21% of total revenue in 2006. This growth is attributed to greater management focus on business opportunities in international markets, primarily as a result of the establishment of our new subsidiary in Australia which acquired substantially all of the assets of e-Wise Solutions in 2005. We expect the percentage of revenue derived from Asia Pacific to be consistent in 2007 with the contribution in 2006. The percentage of revenue derived from Europe was 7% in 2005 and remained consistent at 7% in 2006. Any growth in the percentage of revenue derived from Europe will depend upon the success of our partners, principally GE Energy and Aspective, to successfully close license sales with new customers.

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

Cost of Revenues

The cost of revenues consists of the cost of software license revenues and cost of maintenance and services. The cost of software license revenues consists of costs of third-party software that is either embedded in our software or licensed for resale from third-party software providers to enhance the functionality of our software, amortization of acquired technology, and to a lesser extent royalty payments to the OCS. The cost of acquired technology is established as part of the purchase price allocation related to the acquisitions of Utility Partners, Inc. and e-Wise Solutions and amortized over the period of its useful life on a straight-line basis. Cost of maintenance and services consists of salaries and expenses of our professional services organization employees, costs related to third-party consultants and contractors, amortization of stock-based compensation and other administrative expenses incurred in support of these personnel. We expect the annual increase in the cost of services to approximate the growth of professional services revenue on an annual basis.

Operating Expenses

Operating expenses are categorized into research and development expenses, sales and marketing expenses, and general and administrative expenses.

Research and development expenses include costs relating to the development of our products. These costs consist primarily of salaries and benefits for research and development employees, facilities and other administrative expenses, and the cost of consulting development resources that supplement our internal development team and amortization of stock-based compensation. These expenses are presented net of any governmental grants. Due to the relatively short time between the date our products achieve technological feasibility and the date they generally become available to customers, costs subject to capitalization under SFAS No. 86 have been immaterial and have been expensed as incurred.

Sales and marketing expenses consist of salaries and commissions for sales and marketing employees and consultants, amortization of acquired customer relationship, office expenses, travel, printing and distribution, market research, advertising and promotional expenses, other administrative expenses and amortization of stock-based compensation. The cost of customer relationship is established as part of the purchase price allocation related to the acquisitions of Utility Partners, Inc. and e-Wise Solutions, and amortized over the period of its useful life on a straight-line basis

General and administrative expenses consist of salaries for administrative, executive and finance personnel, information system costs, insurance, accounting, legal, professional fees, other administrative expenses and amortization of stock-based compensation.

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

Our Reporting Currency

Our reporting currency is the United States dollar. Transactions and balances of subsidiaries whose functional currency is not the dollar have been translated to dollars under the principles described in Financial Accounting Standards Board Statement (“FASB”) No. 52. Under this FASB Statement, assets and liabilities have been translated at period-end exchange rates and results of operations have been translated at average exchange rates. The exchange gains and losses arising from these translations are recorded as a separate component of accumulated other comprehensive losses in the shareholders’ equity section of our balance sheet.

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

We believe that we attained a sufficient history of successfully collecting on licensing transactions with payments terms of three months or less without making a concession. As a result, we recognize revenues on such arrangements upfront on the date of the delivery, provided collectibility was deemed probable at the date of the transaction and all other revenue recognition criteria have been met. We consider all arrangements with payment terms extending beyond three months not to be fixed or determinable, in which case revenue is recognized as payments become due from or as cash is received, assuming all other revenue recognition criteria have been met. In judging the probability of collection of software license fees, we continuously monitor collection and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. In connection with customers with whom we have no previous experience, we may utilize independent resources to evaluate the creditworthiness of those customers. From time to time, we may perform credit evaluations of our customers. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay amounts owed to us, additional allowances may be required.

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

Goodwill

Under Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill is not amortized but is subject to an annual impairment test. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of market multiples for the reportable unit. We have recorded goodwill of approximately $2.8 million related to our acquisition of iMedeon on February 25, 2002, $3.7 million related to our acquisition of Utility Partners, Inc. on July 29, 2004, and $0.6 million related to our acquisition of substantially all of the assets of e-Wise Solutions on June 15, 2005. We have performed impairment tests and determined that our goodwill of approximately $7.1 million is not subject to an impairment charge as of year-end 2006.

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

Long-lived Assets other than Goodwill

We are required to assess the impairment of long-lived assets, other than goodwill, tangible and intangible under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (SFAS No. 144) on a periodic basis, when events or changes in circumstances indicate that the carrying value may not be recoverable. Where events and circumstances are present which indicate that the carrying value may not be recoverable, we recognize an impairment loss. Such impairment loss is measured by comparing the recoverable amount of the asset with its carrying value. The determination of the value of such intangible assets requires management to make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or the related assumptions change in the future, we could be required to record impairment charges. We have performed impairment tests and determined that the unamortized portion of our long-lived assets other than goodwill of approximately $1.5 million is not subject to an impairment charge as of year-end 2006.

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

Operating Results

The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	2004	2005	2006
Revenues:
Software license	26.1%	12.1%	11.0%
Maintenance and services	73.9	87.9	89.0

Total revenues:	100.0	100.0	100.0
Cost of revenues:
Software licenses	2.4	2.5	2.6
Maintenance and services	56.6	55.3	49.3

Total costs of revenues	59.0	57.8	51.9
Gross profit	41.0	42.2	48.1

Operating expenses:
Research and development	17.4	17.6	15.3
Sales and marketing	36.9	36.7	26.6
General and administrative	18.6	21.1	19.7

Total operating expenses	72.8	75.5	61.7
Operating loss	(31.8)	(33.3)	(13.5)
Financial expenses , net	(3.1)	(9.3)	0
Net loss	(34.9)	(42.6)	(13.8)

Geographic Distribution

The following table summarizes the revenues from our products and services by country/region, stated as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
Country/region	2004	2005	2006
United States	78.9	79.3	71.6
Europe	10.6	7.4	7.4
Asia Pacific	10.5	13.3	21.0

Total	100.0%	100.0%	100.0%

Comparison of Fiscal Years Ended December 31, 2005 and 2006

Revenues

Our total revenues decreased by 2% from $14.2 million in 2005 to $13.9 million in 2006. While overall revenues declined by approximately $0.3 million, our revenues in North America and Japan declined by $1.3 million and $0.3 million, respectively, in 2006 compared to 2005, offset by an increase in revenue contributed by Asia Pacific, excluding Japan, of $1.3 million as we received the full-year benefit of revenue contributed by our new Australia subsidiary established in June 2005 and the successful expansion of our focus into the Asia Pacific market. In North America, most of the reduction occurred in maintenance and services revenues as several projects that began in 2005 were successfully completed in the first half of 2006. In Japan, the revenue decline indicated a weakening demand for our products and services and we concluded this market could be more profitably supported utilizing a local reseller. Consequently, in 2007 we dissolved our Japanese subsidiary and replaced our direct presence in Japan with a reseller based in Tokyo, Japan that provide sales and support activities for our products.

In 2007, we believe that we can expect growth in our total revenue resulting from an increase in new license sales with new customers, and an increase in the sale of licenses and professional services into our installed base of existing customers.

Software Licenses

Software license revenues decreased by 12% from $1.7 million in 2005 to $1.5 million in 2006. This decrease of $0.2 million is primarily attributable to lower revenue derived from the sale of our software in the North America market as we experienced delays later in the year in closing certain new deals before the end of the year. In 2006, we became more dependent on our channel partners to sell our software as the percentage of software licenses sold through partners increased to 54% compared to 9% in 2005. With the increased reliance on partners, we became less able to control the timing of the closing for transactions involving partners.

As a percentage of total revenue, software licenses decreased from 12.1% of revenue in 2005 to 11.0% of revenue in 2006. The reduction in the percentage of revenue provided by software licenses is attributable to the decline in software license revenue due to the reduction in the sales of licenses in our North America market, as mentioned above. Maintenance and services revenues from new and existing customers from 2005 to 2006 declined slightly but had no material impact on the decline in software license revenue as a percentage of total revenue. There were no rate changes in our license fees that had a material impact on our revenues.

Maintenance and Services

Our maintenance and services revenues decreased slightly by 1% from $12.5 million in 2005 to $12.3 million in 2006. The decrease of $0.1 million reflects a shift in the contribution of professional services revenue from North America and our Japanese subsidiary in 2006 compared to 2005. During 2006, North America revenues declined by approximately $1.0 million as several projects which began in 2005 were successfully completed in the first half of 2006 and we were not able to replace these projects with new implementation efforts in a timely manner to avoid the reduction in annual maintenance and services revenue. In Japan, our services revenues declined by approximately $0.2 million. We were not as successful in 2006 in selling new services to our installed base of customers that could adequately justify the continuation of a subsidiary operation in Japan. We concluded that this market could be more profitably supported utilizing a local reseller familiar with our products and services capabilities, our installed base of customers, and the Japanese market demand for mobile workforce management solutions. In Asia Pacific, our services revenues increased by $1.1 million, primarily as a result of the full-year contribution of our new subsidiary in Australia which was established in June 2005. There were no rate changes in our maintenance and services fees that had a material impact on our revenues.

Cost of Revenues

Total cost of revenues decreased by 12% from $8.2 million in 2005 to $7.2 million in 2006, as further explained below.

Cost of Software Licenses

The cost of software licenses was $0.4 million in 2005 and in 2006, while the cost of software licenses as a percent of software license revenue increased from 20.8% in 2005 to 23.4% in 2006. The increase in the cost of software licenses as a percent of software license revenue is attributable to the full-year effect of expenses related to the amortization costs of acquired technology arising from the acquisition of e-Wise Solutions in June 2005, and the effect of the lower volume of software licenses sold in 2006 compared with 2005.

Cost of Maintenance and Services

The cost of maintenance and services decreased by 13% from $7.9 million in 2005 to $6.8 million in 2006. The decrease in the cost of maintenance and services of $1.0 million is primarily attributable to a reduction in compensation costs related to the reduction of 14 maintenance and service personnel on a weighted average basis, offset by an increase of $0.1 million related to the cost of resources utilized from the development organization in the delivery of maintenance and services to customers. Maintenance and services costs as a percentage of maintenance and services revenues decreased from 63% in 2005 to 55% in 2006. The decrease in maintenance and services costs as a percentage of maintenance and services revenues resulted primarily from the decrease in personnel noted above along with an increase in the efficiency and utilization of our services personnel needed to deliver maintenance and services revenue.

Operating Expenses

Research and Development, Net

Our net research and development expenses decreased by 15% from $2.5 million in 2005 to $2.1 million in 2006, and declined as a percent of revenue from 17.6% of revenue in 2005 to 15.3% in 2006. We did not receive any government grants from the OCS during 2005 and 2006. The decrease in the amount of research and development expenses in 2006 of approximately $0.4 million is attributable to (i) a reduction in compensation costs of approximately $0.3 million related to a reduction of 3 development personnel on a weighted average basis, and (ii) an allocation of development resources to professional services of approximately $0.1 million.

We expect that we will continue to devote a substantial portion of our revenues to research and development to enhance our existing products, merge certain features and functionality of WorkUP™ and FOCUS with ViryaNet Service Hub, and develop new features and functionality that will benefit all of our customers. In 2007, we expect the amount of expenses for research and development to increase slightly in comparison to the amount of those expenses in 2006, and we expect that research and development as a percentage of revenue should remain flat or slightly decline if revenue growth occurs as expected. See “Cautionary Statement Regarding Forward-Looking Statements”.

Sales and Marketing

Our sales and marketing expenses were $3.7 million, or 26.6% of revenue in 2006 compared to $5.2 million or 36.7% of revenue in 2005, a year over year decrease of $1.5 million or 29.2%. This decrease was attributable to (i) a reduction in base and variable compensation costs of approximately $1.4 million related to a decrease of 9 sales personnel on a weighted average basis, and (ii) a decrease of approximately $0.1 million in travel expenses. We expect sales and marketing expenses to increase slightly in 2007 compared to 2006 and we expect that sales and marketing as a percentage of revenue should remain flat or decline slightly to the extent that revenue growth occurs as expected. See “Cautionary Statement Regarding Forward-Looking Statements”.

General and Administrative

Our general and administrative expenses were $2.7 million, or 19.7% of revenue in 2006 compared to $3.0 million, or 21.1% of revenue in 2005, a year over year decrease of $0.3 million or 9.0%. This decrease was attributable to (i) a reduction in compensation costs of approximately $0.2 million related to a decrease of 2 administrative personnel on a weighted average basis, and (ii) a decrease of approximately $0.1 million related to professional fees. We expect general and administrative expenses to remain flat or slightly decline in 2007 compared to 2006 and we expect that these expenses as a percentage of revenue should decline to the extent that revenue growth occurs as expected. See “Cautionary Statement Regarding Forward-Looking Statements”.

Financial Income and Expenses, net

Financial income and expenses, net, changed from approximately $1.3 million of expenses in 2005 to approximately $0.04 million of expenses in 2006. The year to year change in the amount of financial income and expense, net, of approximately $1.3 million is primarily attributable to (i) a one-time non-cash charge of approximately $0.8 million in 2005 related to the accounting for a modification to the terms of the LibertyView convertible note, (ii) a one-time non-cash benefit of approximately $1.0 million in 2006 related to the modification of $2.5 million of the convertible notes held by LibertyView and JHTF, offset by (iii) unfavorable foreign currency translation adjustment of approximately $0.3 million caused by the weakening of the US dollar relative to the NIS and (iv) financial expenses of approximately $0.2 million related to certain fundraising activities. We expect that financial expenses, net, to increase in 2007 as we do not anticipate incurring any one-time benefit similar to the benefit received above in 2006, in relation to the conversion of the $480,000 remaining balance of the note held by LibertyView.

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

Financial Income and Expenses, net

Financial income and expenses, net, increased from approximately -$0.4 million in 2004 to approximately -$1.3 million in 2005. The increase of approximately $0.9 million is primarily attributable to (i) a one-time non-cash charge of approximately $0.8 million related to the accounting for a modification to the terms of the LibertyView convertible note, (ii) an increase of approximately $0.1 million due to higher interest expenses related to the convertible notes with LibertyView and the September 2005 Investor Group, (iii) an increase of approximately $0.1 million of other expenses incurred in connection with the convertible notes, and (iv) an increase of approximately $0.1 million in bank interest fees due to higher short-term borrowing which occurred during the 2005, offset by favorable foreign translation adjustment of approximately $0.2 million.

Liquidity and Capital Resources

How We Have Financed Our Business

On September 19, 2000, we completed our IPO. In this offering, we raised gross proceeds of $32.0 million and issued 80,000 Ordinary Shares at an effective price of $400.00 per Ordinary Share (adjusted for our one-for-ten reverse share split in May 2002, and our one-for-five reverse share split in January 2007). Since the time of our IPO, we have financed our operations primarily through additional sales of our Ordinary Shares through private placements or incurrence of convertible debt, bank related financings and sale of receivables. Historically, cash flow from operations has not been sufficient to fund operations without the use of these additional financing measures.

Sources of Cash

Equity or Convertible Debt Financings

During 2003, we raised approximately $5.0 million in cash, excluding transaction related expenses, from the sale of our Ordinary Shares from private equity financings. These transactions consisted of the following:

•

On August 4, 2003, we completed a private placement of our Ordinary Shares with Telvent, the information technology subsidiary of Abengoa, S.A. of Spain. In exchange for gross proceeds of $1.0 million, we issued 107,852 Ordinary Shares at a price of $9.27 per share.

•

On November 10, 2003, we completed a private placement of our Ordinary Shares with a large U.S. financial institution and a group of private investors. In exchange for gross proceeds of approximately $1.8 million, we issued 103,465 Ordinary Shares at a price of $17.03 per share. In addition, the investors also received warrants to purchase 18,745 Ordinary Shares at an exercise price of $23.50 per share exercisable until the earlier of November 10, 2006, or, an M&A transaction as defined in such warrants. These warrants expired and were not exercised.

•

On December 5, 2003, we completed a follow-on private placement of our Ordinary Shares with Vertex Venture Capital Israel Funds and FBR Infinity Venture Funds, as well as a group of private investors. In exchange for gross proceeds of approximately $2.2 million, we issued 110,902 Ordinary Shares at a price of $20.18 per share. In addition, the investors also received warrants to purchase 16,929 Ordinary Shares at an exercise price of $33.05 per share exercisable until the earlier of December 5, 2006, or, an M&A transaction as defined in such warrants. These warrants expired and were not exercised.

During 2004, we raised approximately $2.5 million of cash, excluding transaction related expenses, in a convertible note financing transaction. The transaction consisted of the following:

•

On July 28, 2004, we issued to LibertyView a 7.5% Convertible Note in the aggregate principal amount of $2.5 million due July 28, 2014. We are obligated to pay interest on the Note on a quarterly basis commencing October 15, 2004, either in cash or our Ordinary Shares, at our discretion. The Note is convertible, at the option of LibertyView, at any time before its maturity date into our Ordinary Shares at a fixed conversion price of $21.50 per Ordinary Share. LibertyView also has an option to require us to purchase the Note in an amount equal to 100% of the principal amount plus accrued and unpaid interest, on July 15, 2008, July 15, 2009, and July 15, 2011. If LibertyView elects to require us to purchase the Note, we can elect to pay the repurchase price in cash, Ordinary Shares, or a combination thereof. The Note is also subject to repurchase for cash, at LibertyView’s option and at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, on the occurrence of certain events, including the following: (i) an acquisition of our company for cash only, (ii) an acquisition of our company by another company whose market value is less than $25.0 million, (iii) if our Ordinary Shares are neither listed for trading on a U.S. national securities exchange nor approved for trading on The Nasdaq Stock Market or any similar system of automated dissemination of quotations of securities prices, and (iv) if we become subject to bankruptcy or similar proceedings (regarding changes in the terms of the Note, see also the August 8, 2005, transaction with LibertyView below). In connection with the Note, we agreed to file an F-3 Registration Statement covering the Ordinary Shares which may be issued upon conversion of the Note within the earlier of (i) 60 days from the date of the Note, and (ii) 5 business days after the registration statement that was filed with the SEC prior to the date the Note is declared effective by the SEC. In that respect, we have also agreed that in the event the F-3 is not filed on time or not declared effective by the SEC within 90 days after it is filed, we will pay LibertyView cash compensation equal to 1% of the loan under the Note for each month of delay (on a pro-rated basis). On May 27, 2005, we entered into a letter agreement with LibertyView under which we agreed to issue to LibertyView 10,000 of our Ordinary Shares and pay a cash amount of $40,000 as the sole and complete remedy for our inability to meet such registration deadlines. On June 29, 2005, we entered into an additional letter agreement with LibertyView under which LibertyView agreed, for the period ending on January 1, 2006, to waive its right to require us to repurchase the note if our Ordinary Shares are neither listed for trading on a U.S. national securities exchange nor approved for trading on The Nasdaq Stock Market or any similar system of automated dissemination of quotations of securities prices. In connection with such waiver, we issued 2,000 of our Ordinary Shares to LibertyView.

During 2005, we raised approximately $3.5 million of cash, excluding transaction related expenses, in a combination of convertible note financing and private placement transactions for our Ordinary Shares. The transactions consisted of the following:

•

In February 2005, we completed a private placement of our Ordinary Shares to Telvent Investments, S.L., a current shareholder. In exchange for approximately $1.3 million, we issued 116,332 Ordinary Shares at a price of $11.435 per Ordinary Share.

•

On August 8, 2005, we completed with LibertyView a private placement of our Ordinary Shares that involved (i) the issuance of 66,667 of our Ordinary Shares for cash consideration of $700,000 at a price of $10.50 per Ordinary Share, (ii) the issuance of a warrant to purchase 23,333 Ordinary Shares at an exercise price of $10.50 per share, and (iii) cash of $480,000 in consideration for an increase in the value of the Note from $2.5 million to $2.98 million and a replacement of the loan under the Note with a new note, which is convertible at a fixed conversion price of $11.025 per Ordinary Shares into 270,295 Ordinary Shares.

•

On September 28, 2005, we completed with the September 2005 Investor Group a private placement that involved (i) the issuance of 47,619f our Ordinary Shares for cash consideration of $500,000 at a price of $10.50 per Ordinary Share, (ii) the issuance of a warrant to purchase 32,540 Ordinary Shares at an exercise price of $10.50 per share, (iii) a note for $500,000 which is convertible at a fixed conversion price of $11.025 per Ordinary Share into 45,352 Ordinary Shares, and (iv) the issuance of 6,508 Ordinary Shares to one of the investors as a finder’s fee for this transaction. Under the terms of the convertible note, the Company may compel conversion of the note prior to its maturity date.

During 2006, we raised $1.35 million of cash, excluding transaction related expenses, in private placement transactions for our Ordinary Shares, and we also converted $3.0 million of convertible notes to equity in the form of Ordinary Shares and Preferred A Shares. The transactions consisted of the following:

•	On June 2, 2006, we converted $2.0 million of a convertible note held by LibertyView to Preferred A Shares at an exercise price of $7.65 per Preferred A Share.

•

On June 6, 2006, we completed a private placement of our Ordinary Shares with three existing shareholders and one new institutional investor. In exchange for $1.35 million, we issued (i) 287,540 Ordinary Shares at a price of $4.695 per Ordinary Share and (ii) warrants to purchase 57,510 Ordinary Shares at an exercise price of $5.634 per Ordinary Share.

•

On September 28, 2006, we converted the $0.5 million convertible note held by the September 2005 Investor Group and all accrued interest thereon into 114,301 Ordinary Shares of the Company at a conversion price equal to the average closing price for the Company’s shares for the twenty (20) day period prior to the maturity date of the Convertible Loan of $ 4.7025 per Ordinary Share per the terms of the convertible note.

•

On November 30, 2006, LibertyView sold $0.5 million of its convertible note to Jerusalem High-tech Founders, Ltd. (“JHTF”), a company controlled by Samuel HaCohen, the Company’s Chairman of the Board of Directors, and in which Vladimir Morgenstern, a member of the Company’s Board of Directors, has an economic interest. Upon the sale of the note, we signed an agreement with JHTF, which was approved by our shareholders and consummated on December 29, 2006, to convert the $500,000 Convertible Note to Preferred A Shares at an exercise price of $7.65 per Preferred A Share.

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

During March 2005, Bank Hapoalim agreed to provide us with an additional credit line in the amount of $1.0 million in addition to our existing overdraft facility with Bank Hapoalim. The credit line can be drawn in either dollars or NIS with interest payable quarterly at rates ranging between LIBOR plus 2.25% in dollars or 8% in NIS. In addition, the bank agreed to cancel the existing covenants for the long-term loan arrangement and replaced them with covenants that applied to our overall bank financing arrangement as follows: (i) our shareholders equity, on a quarterly basis, starting on January 1, 2006, shall be at least the higher of (a) 17% of our total assets, or (b) $3.0 million, and (ii) our cash balance, on January 1, 2006 and on a quarterly basis thereafter, shall not be less than $2.0 million.

As consideration for the additional credit line, we issued to Bank Hapoalim a warrant to purchase 10,000 of our Ordinary Shares at an exercise price of $10.30 per Ordinary Share.

On December 22, 2005, we refinanced our debt arrangement with Bank Hapoalim by converting $1.8 million of the outstanding short-term borrowings at that time to long-term debt payable over three years in equal quarterly installments of $150,000, with the first payment due on April 1, 2006 and with interest payable quarterly at a rate of LIBOR plus 2.25%. In conjunction with the restructuring of our long-term debt, our overall bank financing arrangement with Bank Hapoalim became subject to the following covenants: (i) our shareholders equity, on a quarterly basis, starting on January 1, 2006, shall be at least the higher of (a) 17% of our total assets, or (b) $3.0 million, and (ii) our cash balance (a) on January 1, 2006 shall not be less than $1.0 million, and (b) on a quarterly basis, beginning July 1, 2006 shall not be less than $1.0 million. In connection with this refinancing, we issued 6,000 Ordinary Shares at par value NIS 5.0 per share to Bank Hapoalim Limited and agreed to register these 6,000 Ordinary Shares as part of our commitment to the bank for this issuance.

During 2006 and through the second quarter of 2007, we received a waiver from Bank Hapoalim for each period in which we were not in compliance with these bank covenants.

As of August 15, 2007, our aggregate outstanding borrowings with Bank Hapoalim was approximately $2.6 million, which consisted of (i) short-term borrowings of approximately $1.7 million which can be drawn in either dollars or NIS with interest payable quarterly at rates ranging from LIBOR plus 2.25% in dollars or approximately 8% in NIS, and (ii) the outstanding balance on our long-term loan arrangement with Bank Hapoalim of approximately $0.9 million with interest payable quarterly at a rate of LIBOR plus 2.25%.

On August 29, 2007, Bank Hapoalim agreed to modify our bank covenant requirements as part of our overall bank financing arrangement such that on a quarterly basis starting August 1, 2007 (i) our shareholders’ equity shall be at least the higher of (a) 13% of our total assets, or (b) $1.5 million, and (ii) our cash balance shall not be less than $0.5 million. In addition, Bank Hapoalim provided us with a waiver of these new bank covenant requirements for the remainder of 2007. In connection with the modification of these waiver and bank covenant requirements, we agreed to pay $10,000 of fees and issue 10,000 Ordinary Shares to the bank.

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

Sale of Receivables

From time to time, we sell receivables to Bank Hapoalim and Phoenix Platinum Ltd. under arrangements in which each financial institution pays us the amount of the accounts receivable less an agreed upon commission, and we irrevocably assign to the bank the accounts receivable sold without recourse to us. Our ability to sell such receivables in the future to these or other institutions on current terms and conditions is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions’ policies from time to time.

Cash

As of December 31, 2006, we had cash and cash equivalents of $0.7 million, compared to $2.0 million as of December 31, 2005. In summary, the $1.3 million decrease in cash and cash equivalents is attributable to $2.6 million of net cash used in operating activities offset by $1.3 million of net cash provided by financing activities.

For 2006, net cash used in operating activities was $2.6 million, resulting primarily from our loss from operations net of depreciation and amortization of $1.1 million and income of $1.0 million from the extinguishment of convertible notes, and from the decrease in current liabilities such as deferred revenues of $0.9 million, trade payables and other payables of $0.7 million, offset by decreases in current assets such as receivables and prepaid expenses of $0.5 million. Net cash used in operating activities was $3.7 million in 2005, primarily resulting from our loss from operations net of depreciation and amortization of $5.4 million. For 2004, net cash used in operating activities was $2.7 million, resulting primarily from our loss from operations net of depreciation and amortization of $3.4 million.

For 2006, net cash used in investing activities was $30,000, primarily for the purchase of property and equipment. Net cash used in investing activities was $0.2 million in 2005, primarily attributable to $0.1 million of cash used in connection with the acquisition of e-Wise Solutions. and approximately $0.1 million of capital equipment purchases. For

2004, net cash used in investing activities was $1.3 million, primarily attributable to $1.1 million of cash used in connection with the acquisition of Utility Partners, Inc. and approximately $0.2 million of capital equipment purchases.

Net cash provided by financing activities was $1.3 million in 2006, which included $1.3 million of net proceeds received in the sale of our Ordinary Shares, an increase in short-term bank credit with Bank Hapoalim of approximately $0.9 million, offset by the re-payment of short-term and long-term loans with Bank Hapoalim and a related party of approximately $0.9 million. Net cash provided by financing activities was $3.0 million in 2005, which included $2.7 million of cash raised in the sale of our Ordinary Shares, $0.9 million of net proceeds raised in convertible note financings, and an increase in short-term bank credit with Bank Hapoalim of $0.6 million, offset by the re-payment of long-term debt with Bank Hapoalim of approximately $1.1 million. Net cash provided by financing activities was $1.9 million in 2004 which included $2.5 million of net proceeds raised in the convertible note financing from LibertyView, an increase in short-term bank credit with Bank Hapoalim of $0.6 million, offset by the re-payment of the long term debt with Bank Hapoalim of $1.0 million and payment of issuance expenses of $0.2 million.

Future Cash Needs

In addition to our need to continue to meet our payment obligations to Bank Hapoalim under the terms of our debt arrangement, our capital requirements depend on numerous factors, including market demand and acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, and the timing and extent of establishing additional international operations. We intend to continue investing significant resources in our selling and marketing and research and development operations in the future. We believe that our cash and cash equivalents and funds generated from operations will be sufficient to finance our operations for at least the next twelve months. Our ability to achieve profitability using our currently available cash and cash equivalents will depend on our ability to increase our revenues while continuing to control our expenses. We cannot assure you that we will be able to achieve profitability, particularly given the risk factors outlined earlier in this Form 20-F. If we are not successful doing so, we will be required to seek new sources of financing. If additional funds are raised through issuance of equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of Ordinary Shares, and the terms of these securities could impose restrictions on our operations, and will result in additional dilution to our shareholders. Our ability to raise additional secured debt may require the consent of Bank Hapoalim and LibertyView. The delisting of our Ordinary Shares from The Nasdaq Capital Market could significantly impair our ability to raise capital should we desire to do so in the future, as it may materially impair the market price and trading market for the Ordinary Shares received by investors in a financing transaction, even if they qualify for inclusion on the Over-the-Counter Bulletin Board (OTCBB) or the Pink Sheets.

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

Our research and development net expenditures for 2004, 2005 and 2006 were $2.1 million, $2.5 million and $2.1 million, respectively (see the paragraph headed “We may be unable to maintain or expand our sales, marketing, research and development and support organizations which may hinder our ability to grow and meet customer demands” in the Risk Factors set forth in Item 3 above).

Research and Development Grants

We conduct our research and development activities primarily at our principal offices in Israel. Our research and development efforts have been financed, in small part, through grants from the OCS. Under these grants, royalties are payable to the OCS at the rate of 3% to 5% of revenues derived from products developed by us according to those programs. The aggregate amount of royalties we could be obligated to pay would be up to 100% to 150% of the amount of grants received, with annual interest at the rate of LIBOR at the time of the grant.

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

In 2001 and 2002, we received approvals for grants from the OCS in the amount of $372,000, which were received by us through December 31, 2003. During 2004,2005, and 2006 we made royalty payments of $8,000, $2,000, and $0 respectively, to the OCS related to these grants. As of December 31, 2006, we have an outstanding contingent liability to pay royalties in the amount of $386,000.

Impact of Inflation

Since our revenues are generated in United States dollars and currencies other than New Israeli Shekels (NIS), and a portion of our expenses is incurred and will continue to be incurred in NIS, we are exposed to risk by the amount that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar and other currencies. We are also exposed to risk if the timing of the devaluation lags behind inflation in Israel. In 1994, 1995 and 1996, the inflation rate in Israel exceeded the rate of devaluation of the NIS against the dollar and other currencies. This trend was reversed during 1997 and 1998. In 1999 and in 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS, and in 2001 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. In 2002, the devaluation of the NIS against the dollar was similar to the rate of inflation. In 2003 and 2004, the NIS gained in value against the dollar while the rate of inflation was negative. In 2004, the NIS gained 2% in value against the dollar while the rate of inflation was 1%. In 2005, the NIS lost 6.7% in value against the dollar while the rate of inflation was 2.4%. In 2006, the NIS gained 8.2% in value against the dollar while the rate of inflation was -0.1%. We generally do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. We also do not own any market risk sensitive instruments. However, we may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks.

Effective Corporate Tax Rate

Our effective corporate tax rate will reflect a mix of the United States, Japan, United Kingdom and Australian statutory tax rates on our United States, Japan, United Kingdom and Australian income and the Israeli tax rate discussed below. The Israeli corporate tax rate has been gradually reduced as follows: 2004 – 35%, 2005 – 34%, 2006 – 31%, It is currently 29% in 2007, and will be reduced over the coming the years as follows: 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%. The majority of our income, however, is derived from our two investment programs with approved enterprise status under the Law for the Encouragement of Capital Investments and is eligible for some tax benefits, subject to certain conditions and restrictions.

Under our investment programs we will enjoy a tax exemption on income derived during the first ten years in which these investment programs produce taxable income after the commencement of production, provided that we do not distribute the income as dividends. All of these tax benefits are subject to various conditions and restrictions.

See the discussion in the Tax section in Item 10.

As of December 31, 2006, we had net operating loss carryforwards for tax reporting purposes of approximately $65.8 million in the United States, $24.8 million in Israel, $17.9 million in the United Kingdom, $1.2 million in Japan, and $0.1 million in Australia. In the United States, the internal revenue code limits the use in any future period of net operating loss carryforwards following a significant change in ownership interests. Since we have incurred tax losses through December 31, 2006, we have not used these net operating losses. In April 2007, we dissolved our Japanese subsidiary, ViryaNet Japan KK, and the net operating loss carryforward of approximately $1.2 million was extinguished as part of the dissolution.

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

As a percentage of our total revenue, our software license revenue decreased from 34.3% in 2003 to 26.1% in 2004. This decline is attributable to reduced sales of new licenses to customers and an increase in the recurring revenues from existing customers related to professional services and post-contract maintenance and support, which are not dependent on the sales of new licenses. During 2005, this trend continued further as software license revenue declined to 12.1% while revenues contributed from professional services and post-contract maintenance and support increased significantly. The revenues derived from the acquisition of e-Wise during 2005 were primarily services related and also contributed to the decline in the percent of revenue from software licenses. During 2006, our total revenues declined slightly by 2% compared to 2005 while our software license revenue decreased from 12.1% of total revenue to 11.0% in this trend continued

In general, we do not believe the decline in revenue from software as a percentage of total revenue will impact future maintenance and services revenue or our business as a whole since we expect to sell licenses in the future which will generate more professional services and maintenance and support revenue in addition to recurring services revenue with existing customers, assuming that our existing customers continue to purchase additional services and renew post-contract support from us. While the mix of our software license revenue fell from 12.1% in 2005 to 11.0% in 2006, our total revenues during this period declined by only 2%.

For information about our expectations regarding our future cost of revenues, future operating expenses and liquidity and capital resources, please see the discussion under the “Risk Factors” section of Item 3 and the “Operating Results” section and the “Liquidity and Capital Resources” section of Item 5.

Off-balance Sheet Arrangements

Other than potential royalty payments to the OCS, we are not party to any material off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

Contractual Obligations as of December 31, 2006 (1)	Payments due by Period (US$ in thousands)
	Total		One Year or Less		1 – 3 Years	4 – 5 Years
Short-term bank debt		$1,187		$1,187	$—	$—
	$		$		$—	$—
Long-term bank debt (1)		$1,350		$600	$750	$—
Long-term convertible note (1)		$480		$—	$480	$—
Operating leases (2)		$924		$577	$347	$—
Accrued severance pay, net (3)		$446		$—	$—	$446
Total Contractual Cash Obligations:		$4,387		$2,364-	$1,577	$446
(1)	See “Liquidity and Capital Resources Bank Financing.”

(2)	Includes leases for facilities and automobiles.

(3)	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. See also Note 2 to our financial statements for further information regarding accrued severance pay.

Operating Leases

Payments under non-cancelable operating lease agreements for facilities expire on various dates through 2008. As of the date hereof, our annual aggregate lease obligations for facilities for the period 2007 through 2008 are $353,000 and $126,000, respectively.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Name	Age	Position
Samuel I. HaCohen	50	Executive Chairman of the Board of Directors
Menahem Ish-Shalom	48	President and Chief Executive Officer
Jeffrey J. Oskin	37	Chief Operating Officer
Albert A. Gabrielli	48	Chief Financial Officer
Nir Diskin	40	Vice President, Development
Mark Hosking	43	Manager, ViryaNet Australia
Vladimir Morgenstern	49	Director
Arie Ovadia	58	Director
Manuel Sanchez Ortega	43	Director
Lior Bregman	48	Director
Ronit Lerner	37	Director

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

Mark Hosking joined the Company in June 2005 from e-Wise Solutions and currently serves us in our ViryaNet Australia subsidiary. Mr. Hosking founded e-Wise Solutions in June 1998 and served as the chief executive officer and chief technical officer. Prior to the founding of e-Wise Solutions, Mr. Hosking was a senior manager at Ipex Computers Australia, a systems integrator that grew from 40 to 450 employees during his tenure. Mr. Hosking holds a Bachelor of Science degree in Electrical Engineering from Melbourne University of Victoria, Australia.

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

Arie Ovadia advises major Israeli companies on finance, accounting and valuations and is a member of the board of directors of several corporations, including Israel Discount Bank, Phoenix Insurance Company, Elite Industries, Israel Petrochemical Industries and Tadiran Communications. He has taught at New York University (New York, NY), Temple University (Philadelphia, PA) and, in Israel, at Tel Aviv and Bradford Universities. Dr. Ovadia serves as a member of the Israeli Accounting Board and is a 14-year member of the Israeli Security Authority. He holds an undergraduate degree and an MBA from Tel Aviv University and earned his PhD in economics from the Wharton School at the University of Pennsylvania.

Manuel Sanchez Ortega has served as a director of ViryaNet since October 2003. Mr. Sanchez currently serves as the chairman and chief executive officer of Telvent GIT, S.A. (Nasdaq: TLVT), a global information technology company based in Madrid, Spain. From 2000 to 2001, Mr. Sanchez was the general manager of Telvent Energia Y Medio Ambiente, a subsidiary of Telvent focused on the energy and environmental markets. From 1995 to 1999, Mr. Sanchez was the general manager for Telvent Mexico. Prior to his employment with Telvent Mexico, Mr. Sanchez served as a manager in Telvent Energia y Medio Ambiente. Mr. Sanchez received a Bachelor of Science degree in electrical engineering from the Universidad Pontificia Comillas (ICAI) of Madrid, and a Masters degree in Business Administration from the IPADE of Mexico.

Lior Bregman has served as a director of ViryaNet since November 2003. Mr. Bregman is currently a private investor focused on identifying new trends and potential beneficiaries mostly in the technology sector as well in other special situations where in-depth analysis could provide an edge. From 1988 to 2001, Mr. Bregman served as a Managing Director with CIBC/Oppenheimer. Mr. Bregman was involved in the development of CIBC/Oppenheimer’s high technology effort and was responsible for its telecommunication equipment research effort in general and the wireless communication area in particular, as well as its research on defense and Israeli companies. Mr. Bregman’s work was recognized by the Wall Street Journal and Institutional Investor All Star surveys. Until 2001, Mr. Bregman was also a partner in Genesis I, an Israeli-based venture capital fund, and also served on the investment committee of Genesis II. Prior to joining CIBC/Oppenheimer, he served as a research analyst at Hambrecht & Quist. Mr. Bregman also serves as a member of the board of directors for Team Telecom International Ltd. (TTI). Mr. Bregman received his MBA from Stanford University in 1986 and his BA from the Hebrew University of Jerusalem.

Ronit Lerner has served as a director of ViryaNet since November 2003. Earlier this year, Ms. Lerner joined Compugen Ltd, a research company that commercializes drug and diagnostics discovery based in Israel, as the chief financial officer. Prior to joining Compugen, Ms. Lerner served as the chief financial officer of Shunra Ltd., a privately held software company based in Israel. Before joining Shunra in March 2006, Ms. Lerner was the chief financial officer of BMC Software Israel Ltd., a subsidiary of BMC Software, Inc. from July 2002 to March 2006. Prior to BMC, Ms. Lerner served as the director of mergers, acquisitions and accounting for ECI Telecom from 2000 until July 2002. Ms. Lerner joined the Israel accounting standards board, an affiliate of the Israel Securities Authority, at its inception in 1997 and served as a manager and senior research supervisor. During the period of 1996 to 2004, Ms. Lerner taught accounting at the Tel Aviv University. From 1994 to 1997, Ms. Lerner served as a senior manager at KPMG. Ms. Lerner received a Bachelor of Arts degree in Business Administration and Accounting from Tel Aviv Management College and received a Master in Business Administration in Finance, with honors, from Bar Ilan University. Ms. Lerner is a certified public accountant in Israel.

Compensation

The aggregate remuneration we paid for the year ended December 31, 2006 to our directors and executive officers as a group was $1,609,704 in salaries, fees, commissions and bonuses. Included in this amount is remuneration of $241,973 to two of our former executive officers and a former director. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits to our directors and executive officers. We have entered into executive incentive bonus or commission plans with all of our executive officers.

On November 26, 2003, our shareholders approved a compensation plan for our directors who are not executive officers. For each calendar year, any non-executive director attending any of the five (5) scheduled meetings of the Board of Directors is entitled to receive $1,000 for each meeting attended in person, or $500 for each meeting attended by phone only. On November 29, 2005, a revised compensation plan for our directors who are not executive officers was approved by shareholders and became effective on January 1, 2006. The revised compensation plan includes (i) an annual fixed retainer of $3,000 for each member of the Board of Directors and each member of the Audit Committee of the Board of Directors, (ii) an annual fixed retainer of $3,000 for each member of the Audit Committee of the Board of Directors, and (iii) a fee of $1,000 per meeting for each of the four (4) scheduled meetings of the Board of Directors and Audit Committee during each calendar year, whether participation for such meeting is attended in person or via phone. Participation in all other meetings of the Board of Directors or the audit committee does not entitle any director to additional compensation. All directors are reimbursed for their reasonable expenses incurred for each Board of Directors or committee meeting attended in person. With respect to our external directors, such compensation and reimbursement of expenses are made in accordance with the applicable provisions of the Companies Law. For additional information, please see the discussion under the heading “External Directors; Independent Directors”.

During 2005, 14,000 restricted shares were granted to our directors and executive officers. These restricted shares were granted for no consideration and the restrictions on these shares lapse at a rate of 50% per year over two years from the date of grant. Our shareholders approved the restricted shares granted to our directors.

On December 30, 2005, the Company decided to accelerate the vesting of 27,975 unvested stock options outstanding as of December 30, 2005, with an exercise price equal to or greater than $ 8.20 per share, which were held by the Company’s employees, including 5,700 unvested stock options held by officers. As a result, these unvested stock options became fully exercisable effective as of December 30, 2005, rather than becoming exercisable at the later dates when such options would have otherwise vested in the normal course. The Company’s stock options have generally vested over two to four-year period.

During 2006, 10,000 restricted shares were granted to our directors and executive officers. These restricted shares were granted for no consideration and the restrictions on these shares lapse at a rate of 50% per year over two years from the date of grant. Our shareholders approved the restricted shares granted to our directors.

Board Practices

The following table sets forth certain information concerning our current directors and executive officers:

Name	Current Office(s) Held	Commencement of Office	Termination/Renewal Date of Office
Samuel I. HaCohen	Executive Chairman of the Board of Directors	March 1998	2007 Annual Meeting
Menahem Ish-Shalom	President and Chief Executive Officer	January 2006	Not applicable
Jeffrey J. Oskin	Chief Operating Officer	January 2006	Not applicable
Albert A. Gabrielli	Chief Financial Officer	April 2001	Not applicable
Nir Diskin	Vice President, Engineering	January 2006	Not Applicable
Mark Hosking	Manager, ViryaNet Australia	June 2005	Not applicable
Vladimir Morgenstern (2)	Director	July 1999	2007 Annual Meeting
Arie Ovadia (1),(2),(3)	Director	December 2006	2009 Annual Meeting
Manuel Sanchez Ortega	Director	October 2003	2007 Annual Meeting
Lior Bregman (3)	Director	November 2003	2007 Annual Meeting
Ronit Lerner (1),(2),(3)	Director	November 2003	2009 Annual Meeting
(1)	External Directors under the Companies Law

(2)	Member of Audit Committee

(3)	Independent Directors

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

External Directors; Independent Directors

Companies Law

We are subject to the provisions of the Companies Law. Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two external directors. Mr. Ovadia and Ms. Lerner serve as our external directors.

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

Under the Companies Law, at least one of the external directors serving on a company’s board of directors is required to have “financial expertise” and the other external director or directors are required to have “professional expertise.” A director is deemed to have “professional expertise” if he or she either (i) has an academic degree in economics, business management, accounting, law or public service, (ii) has an academic or other degree or completed another higher education, all in the field of business of the company or relevant for his/her position, or (iii) has at least 5 years experience as either a senior managing officer in the company’s line of business with a significant volume of business, a public office, or a senior position in the company’s main line of business. A director with “financial expertise” is a director that due to his education, experience and skills has a high expertise and understanding in financial and accounting matters and financial statements, in such a manner which allows him to deeply understand the financial statements of the company and initiate a discussion about the presentation of financial data. We believe that our external directors meet these new conditions.

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

Independent Directors

Our Ordinary Shares are no longer listed for quotation on The Nasdaq Capital Market and are no longer subject to the rules of The Nasdaq Capital Market applicable to quoted companies. However, we continue to follow certain Nasdaq rules, one of which is the requirement to appoint a minimum of three independent directors. The independence standard under the Nasdaq rules excludes any person who is a current or former employee of a company as well as the immediate family members of an executive officer of a company. Messrs. Bregman, Ovadia, and Ms. Lerner serve as independent directors and meet the independence standard of the Nasdaq rules.

Audit Committee

Nasdaq Rules and Companies Law

Our Board of Directors has formed an audit committee. The audit committee exercises the powers of the Board of Directors for our accounting, reporting and financial control practices. Under the Companies Law, both of the external directors should be members of the Audit Committee. Messrs. Ovadia and Morgenstern, and Ms. Lerner are members of our audit committee.

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

Employees

As of December 31, 2006, we had 35 employees in Israel, 46 in the United States, 15 in Australia, and 2 in Singapore. Of our 98 employees, 24 were engaged in research and development, 18 in sales, marketing and business development, 46 in professional services and technical support and 10 in finance, administration and operations. None of our employees is represented by a labor union.

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

We have to comply with various labor and immigration laws throughout the world, including laws and regulations in Israel, the United States, Australia, and Singapore. Compliance with these laws has not been a material burden for us. If the number of our employees increases over time, our compliance with these regulations could become more burdensome.

Share Ownership

As of July 31, 2007, the aggregate number of our Ordinary Shares and Ordinary Shares which may be issued upon conversion of Preferred A Shares beneficially owned by our directors and executive officers as a group was 593,886, and includes options and warrants to purchase up to 74,576 Ordinary Shares which are exercisable or will become exercisable within 60 days of July 31, 2007 (no restricted Ordinary Shares are included as the restrictions are not released within 60 days of July 31, 2007).

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

The aggregate number of our Ordinary Shares beneficially owned by our directors and executive officers as a group also includes Ordinary Shares held by Jerusalem High-tech Founders, Ltd since two affiliates serve on our Board of Directors and, accordingly, such designees may be deemed to be the beneficial owners of the Ordinary Shares held by Jerusalem High-tech Founders, Ltd. See “Major Shareholders and Related Party Transactions” in Item 7 below.

As of July 31, 2007, stock options to purchase up to 75,076 Ordinary Shares and 63,500 restricted Ordinary Shares granted to our directors and executive officers were outstanding under our option plans. The weighted average exercise price of these stock options was $9.83 per Ordinary Share and the restricted Ordinary Shares were granted for no consideration. As of July 31, 2007, stock options to purchase 74,576 Ordinary Shares will become exercisable within 60 days of July 31, 2007 (no restricted Ordinary Shares included as the restrictions are not released within 60 days of July 31, 2007).

As of July 31, 2007, we had approximately 700 shareholders of record.

Option Plans

We maintain three option plans, , the 1998 Stock Option and Incentive Plan, the 1999 Stock Option and Incentive Plan and the 2005 Share Option Plan. The purpose of the option plans is to afford an incentive to our officers, directors, employees and consultants, or any of our subsidiaries, to acquire a proprietary interest in us, to continue as officers, directors, employees and consultants, to increase their efforts on behalf of ViryaNet and to promote the success of our business.

The 1996 Stock Option and Incentive Plan and the 1997 Stock Option and Incentive Plan have expired. The 23,452 Ordinary Shares that were still available for grants of additional options under these plans were transferred to the 1999 Stock Option and Incentive Plan.

The 1998 Stock Option and Incentive Plan

In 1998, we adopted the 1998 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 30,000 Ordinary Shares for issuance. As of July 31, 2007, there were no options to purchase Ordinary Shares outstanding under the 1998 Stock Option and Incentive Plan and options to purchase 190 Ordinary Shares were exercised into Ordinary Shares. The 29,810 Ordinary Shares that were available for grants of additional options were transferred to the 1999 Stock Option and Incentive Plan.

The 1999 Stock Option and Incentive Plan

In 1999, we adopted the 1999 Stock Option and Incentive Plan and reserved options to purchase an aggregate of 60,000 Ordinary Shares for issuance and transferred an additional 60,068 Ordinary Shares to the 1999 Stock Option and Incentive Plan from the 1996 Stock Option and Incentive Plan, the 1997 Stock Option and Incentive Plan and the 1998 Stock Option and Incentive Plan.

In June 2001, November 2003, December 2004, and November 2005, our shareholders approved the reservation of options to purchase additional Ordinary Shares in the amounts of 60,000, 40,000, 70,000, and 30,000, respectively, for an aggregate additional amount of 200,000 Ordinary Shares to be granted under the 1999 Stock Option and Incentive Plan.

As of July 31, 2007, options to purchase 134,577 Ordinary Shares were outstanding under the 1999 Stock Option and Incentive Plan, options to purchase 36,531 Ordinary Shares had been exercised into Ordinary Shares and 156,890 additional Ordinary Shares were available for grants of additional options. The 156,890 Ordinary Shares that were available for grants of additional options were transferred to the 2005 Share Option Plans.

On December 30, 2005, we accelerated the vesting of 27,975 unvested stock options outstanding as of December 30, 2005, with an exercise price equal to or greater than $ 8.20 per share, which were held by our employees, including officers. As a result, these unvested stock options became fully exercisable effective as of December 30, 2005, rather than becoming exercisable at the later dates when such options would have otherwise vested in the normal course. Our stock options have generally vested over two to four-year period.

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

As of July 31, 2007, grants of 94,160 restricted shares to purchase Ordinary Shares were outstanding under the 2005 Share Option Plans, 22,280 Ordinary Shares were granted without restrictions, and 40,452 additional Ordinary Shares were available for grants under the 2005 Share Option Plans.

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

Major Shareholders

The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of July 31, 2007 for each person or group that we know owns more than 5% of our Ordinary Shares.

We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any Ordinary Shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days of July 31, 2007. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power for all Ordinary Shares held by them. Applicable percentage ownership in the following table is based on 2,268,740 shares outstanding as of July 31, 2007, including 326,798 Preferred A Shares which can be converted to Ordinary Shares on a one-to-one basis at any time.

Ordinary Shares Beneficially Owned

Name and Address	Number	Percent of Class
LibertyView Special Opportunities Fund, LP (1) LibertyView Capital Management Neuberger Berman, LLC 111 River Street – Suite 1000 Hoboken, NJ 07030-5776	558,628	23.8%

Telvent Investments, S.L. (2) Valgrande 6 28108 Alcobendas Madrid, Spain	305,861	13.4%

The Clal Group (3) Kiriat Atidim Ramat Hachayal P.O. Box 61581, Tel Aviv 58177 Israel	172,296	7.6%

C.E. Unterberg, Towbin Capital Partners I, LLC (4) 350 Madison Avenue New York, NY 10017	130,459	5.7%

Jerusalem High-tech Founders, Ltd (5) c/o Hamotal Insurance Agency 9 HaRatom Street Har Hotzvim Jerusalem 41450 Israel	117,218	5.1%
All directors and executive officers as a group (12 persons)(6)	593,886	25.3%

(1)	Includes (i) 219,669 Ordinary Shares, (ii) 261,438 Preferred A Shares which can be converted to Ordinary Shares on a one-to-one basis at any time, (iii) 43,537 Ordinary Shares for which the balance of the convertible note issued to LibertyView in the amount of $480,000 may be converted at any time at a fixed conversion price of $11.025 per Ordinary Share, and (iv) warrants to purchase 33,984 Ordinary Shares exercisable within 60 days of July 31, 2007.

(2)	Includes (i) 289,081 Ordinary Shares, (ii) warrants to purchase 12,780 Ordinary Shares exercisable within 60 days of July 31, 2007, and (iii) options to purchase 4,000 Ordinary Shares exercisable within 60 days of July 31, 2007, held by Manuel Sanchez Ortega, a director of our company and the chief executive officer of Telvent, whose rights have been assigned to Telvent.

(3)	Includes

•	15,076 Ordinary Shares and warrants to purchase 67 Ordinary Shares exercisable within 60 days of July 31, 2007, held by Clal Venture Capital;

•	Warrants to purchase 67 Ordinary Shares exercisable within 60 days of July 31, 2007, held by Clalit Capital Fund;

•	27,660 Ordinary Shares held by Clal Industries and Investments;

•	27,970 Ordinary Shares held by Clal Electronics Industries;

•

38,224 Ordinary Shares and warrants to purchase 5,498 Ordinary Shares exercisable within 60 days of July 31, 2007, held by FBR Infinity II Venture Israel LP, which may be deemed an affiliate of the Clal Group;

•

36,454 Ordinary Shares and warrants to purchase 5,270 Ordinary Shares exercisable within 60 days of July 31, 2007, held by FBR Infinity II Ventures LP, which may be deemed an affiliate of the Clal Group;

•

13,997 Ordinary Shares and warrants to purchase 2,013 Ordinary Shares exercisable within 60 days of July 31, 2007, held by FBR Infinity II Ventures (Erisa) LP, which may be deemed an affiliate of the Clal Group;

(4)	Includes (i) 106,496 Ordinary Shares, and (ii) warrants to purchase 23,963 Ordinary Shares exercisable within 60 days of July 31, 2007.

(5)	Includes (i) 16,198 Ordinary Shares including Ordinary Shares held by Mr. HaCohen and Mr. Morgenstern, who serve on our Board of Directors and have a financial interest in Jerusalem High-tech Founders, Ltd and, accordingly, such designees are considered beneficial owners of the Ordinary Shares of Jerusalem High-tech Founders, Ltd, (ii) 65,360 Preferred A Shares which can be converted to Ordinary Shares on a one-to-one basis at any time restricted shares whose restrictions lapse within 60 days of July 15, 2007, and (iii) 35,660 options and restricted shares held by Mr. HaCohen and Mr. Morgenstern that are exercisable or whose restrictions lapse within 60 days of July 15, 2007.

(6)	Also includes options and restricted shares granted to our directors and executive officers that are exercisable or whose restrictions lapse within 60 days of July 31, 2007. This number includes Ordinary Shares held by Telvent since an affiliate of Telvent serves on our Board of Directors and, accordingly, such designee may be deemed to be the beneficial owner of the Ordinary Shares held by Telvent. Such designee disclaims beneficial ownership of such shares. Includes Ordinary Shares held by e-Wise Solutions Pty Ltd which are beneficially owned by Mark Hosking.

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

On August 8, 2005, we completed with LibertyView a private placement that involved (i) the issuance of 66,667 of our Ordinary Shares for consideration of $700,000, (ii) the issuance of a warrant to purchase additional 23,334 Ordinary Shares, and (iii) the replacement of the loan under the Note with a $2.98 million loan under a new note, which is convertible at a fixed conversion price of $11.025 per Ordinary Shares into 270,295 Ordinary Shares. Under the terms of this agreement, we agreed to file a registration statement with the SEC covering the resale of the shares issued as part of this transaction including any shares that may be issued in the future upon the conversion of the note and warrants.

On May 5, 2006, we signed an agreement with LibertyView, which was approved by our shareholders and consummated on June 2, 2006, to convert $2.0 million of its Convertible Note to Preferred A Shares at $7.65 per Preferred A Share, which may be converted at the discretion of LibertyView on a one-to-one basis to Ordinary Shares at any time. Under the terms of this agreement, we have agreed to file a registration statement with the SEC covering the Ordinary Shares that may be issued upon the conversion of the Preferred A Shares by no later than sixty (60) days from the date of the agreement.

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

On November 30, 2006, LibertyView sold $500,000 of its Convertible Note to Jerusalem High-tech Founders, Ltd. (“JHTF”), a company controlled by Samuel HaCohen, the Company’s Chairman of the Board of Directors, and in which Vladimir Morgenstern, a member of the Company’s Board of Directors, has an economic interest. Upon the sale of the note, we signed an agreement with JHTF, which was approved by our shareholders and consummated on December 29, 2006, to convert the $500,000 Convertible Note to Preferred A Shares at $7.65 per Preferred A Share, which may be converted at the discretion of JHTF on a one-to-one basis to Ordinary Shares at any time. Under the terms of this agreement, we have agreed to use reasonable efforts to file a registration statement with the SEC covering the Ordinary Shares that may be issued upon the conversion of the Preferred A Shares as soon as practicable.

Insurances Policies with Clal Credit Insurance and Clal Insurance

During the period 2004 through 2006, we purchased several insurance policies with Clal Insurance, which is affiliated with The Clal Group, our 7.6% shareholder as set forth above. All of these insurance policies were contracted on an arms-length basis. In 2006, the policy we purchased included the following items: Fire and general liability insurance and employer’s liability insurance for payments that total approximately $8,000.

Unsecured Debt Agreement with an Officer

As part of the e-Wise acquisition in June 2005, we assumed an amount of approximately $285,000 of unsecured debt payable to e-Wise’s major shareholder, Mark Hosking. As a result of our acquisition of e-Wise, Mr. Hosking became a shareholder, officer and employee of our Company. As of August 15, 2007, the outstanding balance of this unsecured debt was $115,000. On August 28, 2007, the Company and Mr. Hosking agreed to a revision in the payment terms for the outstanding balance of this unsecured debt whereby the Company will pay $30,000 on October 1, 2007 and the balance will be paid in eight equal monthly installments beginning on January 1, 2008. As part of this arrangement, the Company reserves the right to make early payment of the outstanding debt in full at any time in advance of the payment conditions set forth above, without penalty.

Consulting Agreement with a Director

On July 21, 2003, the Board of Directors and audit committee approved an agreement with Vladimir Morgenstern, a director of our Company, to provide project management services to us in connection with our engagements with high profile customers and prospects. The compensation provided under the terms of this agreement is based on the average compensation provided to employees providing similar services to us. During 2005, Mr. Morgenstern was paid $8,000 for services provided to us under this agreement. During 2006, Mr. Morgenstern did not provide any consulting services and received no compensation from us related to this consulting agreement.

Loans

In June 1999, the Board of Directors issued Mr. HaCohen 3,478 Series C-2 Preferred Shares, in consideration of $100,000, which we loaned to Mr. HaCohen. The loan was approved by the shareholders in June 2000 and bears an annual interest at the rate of 6.5%. As of July 31, 2007, the outstanding loan amount was $166,397. Repayment of the loan is due when Mr. HaCohen sells or otherwise disposes of the shares subject to the loan. In addition, the Company, at its sole discretion, may call for immediate payment of the loan and the interest thereon in the event that (i) Mr. HaCohen becomes bankrupt or files a motion for bankruptcy, or (ii) Mr. HaCohen ceases to remain in the employment of the Company for any reason.

Commercial Transactions with Telvent

On June 30, 2004, we entered into a value added reseller agreement with Telvent, under which Telvent became a non-exclusive reseller of our products at normal reseller terms. As part of the reseller agreement Telvent paid us support and maintenance in 2005 and 2006 in the amounts of $140,000 and $137,000 respectively.

On December 1, 2004, we entered into an agreement with Telvent under which Telvent provides us with certain technical consulting services on a time and materials basis, relating to our agreement with our customer, Las Vegas Valley Water. During 2005, we paid Telvent $163,000 for services provided to us in support of this customer under the terms of this agreement. No services were provided by Telvent to us during 2006.

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

Significant Changes

Not applicable.

Item 9.	The Offer and Listing

Market Price Information

Through July 31, 2007, the high and low reported sales prices for our Ordinary Shares were as follows:

Period	High	Low
Year ending
December 31, 2006	$9.75	$3.10
December 31, 2005	17.50	6.95

December 31, 2004	32.50	9.60

Quarters ending:
2007
Second Quarter, ending June 30, 2007	3.46
First Quarter, ending March 31, 2007	4.54
2006
Fourth Quarter, ending December 31, 2006	5.45	2.60
Third Quarter, ending September 30, 2006	5.25	3.50
Second Quarter, ending June 30, 2006	6.75	3.55
First Quarter, ending March 31, 2006	9.75	3.10
2005
Fourth Quarter, ending December 31, 2005	11.75	6.95
Third Quarter, ending September 30, 2005	12.00	9.70
Second Quarter, ending June 30, 2005	15.50	10.60
First Quarter, ending March 31, 2005	17.50	10.30
2004
Fourth Quarter, ending December 31, 2004	17.95	10.55
Third Quarter, ending September 30, 2004	21.75	9.60
Second Quarter, ending June 30, 2004	31.65	21.25
First Quarter, ending March 31, 2004	32.50	24.60

Most Recent 6 months	High	Low
July 2007	2.60	2,55
June 2007	3.28	1.05
May 2007	3.32	2.90
April 2007	3.46	2.98
March 2007	3.49	3.01
February 2007	3.51	2.80

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

On June 4, 2007, we voluntarily requested that The Nasdaq National Market delist our Ordinary Shares from The Nasdaq Capital Market. Subsequent to this request, NASDAQ formally notified us in writing that our Ordinary Shares would be delisted from The Nasdaq Capital Market on June 12, 2007. Currently, our Ordinary Shares are available for quotation and trading on the Pink Sheets. For further information, see “Risk Factors—Our shares were delisted from The Nasdaq Capital Market which could adversely affect the market price and trading market of our Ordinary Shares.”

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

General Meetings

We are required to hold an annual general shareholders meeting once in every calendar year within a period of not more than fifteen (15) months after the last preceding annual general shareholders meeting. All general shareholders meetings other than annual general shareholders meeting are deemed to be special shareholders meetings. Our Board of Directors may call for a general meeting whenever it sees fit, and, under the Companies Law, is required to call a general meeting upon a demand in writing by (i) a shareholder or shareholders holding at least 5% of the outstanding shares and 1% of the voting rights in the company, or (ii) a shareholder or shareholders holding at least 5% of the voting rights in the company. Subject to applicable law and regulations, prior notice of at least 21 days of any general shareholders meeting, specifying the place, date and hour of the meeting, shall be given to the shareholders of the Company. No business shall be transacted at any general shareholders meeting unless a quorum is present when the meeting proceeds to business. For all purposes, the quorum shall not be less than two (2) shareholders present in person, or by proxy, or deemed by the Companies Law to be present at such meeting, holding, in the aggregate, at least, thirty-three and one-third percent (33 and 1/3%) of the voting rights in our issued share capital. If, within half an hour from the time appointed for the meeting, a quorum is not present (or within such longer time not exceeding one (1) hour as the Chairman of the meeting may decide), the meeting, if convened upon the requisition of the shareholders, shall be dissolved; in any other case, it shall stand adjourned to the same day in the next week at the same place and time (unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday), or any other day, hour and/or place as the directors shall notify the shareholders. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any two shareholders present personally or by proxy or any other valid instrument, shall constitute a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened.

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

A personal holding company generally is taxed at a rate of 38.6% of its undistributed personal holding company income, which is generally calculated based on the corporation’s taxable income, after making adjustments including deducting dividends paid and income taxes. We cannot provide any assurance that either test will not be satisfied in 2006 or future years because it is difficult to make accurate predictions of future income and the amount of stock an individual will actually or constructively own in us.

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

Status of ViryaNet as a Passive Foreign Investment Company (“PFIC”)

Although we do not believe that we were a PFIC in 2006, there can be no assurance that the IRS will agree with that conclusion or that we will not become a PFIC in 2007 or in a subsequent year. Passive foreign investment company status is determined as of the end of each taxable year and is dependent upon a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. The determination of whether we are or will become a passive foreign investment company will be affected by how rapidly we use our cash and investment assets in our business.

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

Use of Proceeds

On September 19, 2000, we commenced an IPO of 80,000 of our Ordinary Shares, pursuant to our final prospectus dated September 19, 2000 (the “Prospectus”). The Prospectus was contained in our Registration Statement on Form F-1, which was declared effective by the Securities and Exchange Commission (SEC File No. 333-42158) on September 19, 2000. The IPO closed on September 22, 2000 upon the sale of 80,000 Ordinary Shares to the underwriters. Chase Securities Inc., Salomon Smith Barney, Inc., and Dain Rauscher Incorporated acted as the representatives of the underwriters in the IPO.

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

The net proceeds to us from the IPO, after deducting underwriting discounts and commissions and other expenses, were approximately $25,624,000. These net proceeds were used for the purchase of equipment and software in the amount of approximately $2,339,000, and approximately $23,285,000 was used for working capital purposes.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures. We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2006. Based on this evaluation, our CEO and CFO have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing, and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

(b) Not yet applicable

(c) Not yet applicable

(d) Changes in Internal Control Over Financial Reporting. There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2006, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Audit fees

Ernst & Young billed the Company approximately $115,000 for audit services for fiscal 2006, including fees associated with the annual audit and reviews of the Company’s quarterly financial results submitted on Form 6-K, and consultations on various accounting issues. Ernst & Young billed the Company approximately $160,000 for audit services for fiscal 2005.

Audit-related fees

Ernst & Young billed the Company approximately $0 for audit-related services in fiscal 2006. Audit-related services principally include due diligence examinations. Ernst & Young billed the Company approximately $10,000 for audit-related services in fiscal 2005.

Tax fees

Ernst & Young billed the Company approximately $36,000 for tax services, including fees associated with tax compliance services, tax planning services and other tax consulting services in fiscal 2005. Ernst & Young billed the Company approximately $46,000 for tax services in fiscal 2005.

All other fees

We did not pay Ernst & Young for any fees other than the Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2006 and 2005.

Pre-Approval Policies for Non-Audit Services

Prior to the engagement of Ernst & Young each year, the engagement is approved by the Audit Committee of the Board of Directors and by vote of the Company’s shareholders at the Company’s Annual General Meeting of Shareholders. The Company’s Audit Committee has also adopted its own rules of procedure. The Audit Committee’s rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal 2006, the Company’s Audit Committee approved all of the services provided by Ernst & Young.

Item 16D.	Exemption From The Listing Standards For Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See the Index to Consolidated Financial Statements and related Financial Statements accompanying this report-beginning page F-1.

Item 19.	Exhibits

Exhibit Index	Description of Document

1	1)	Memorandum of Association of Registrant (English translation) dated March 8, 1988	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	Amended Articles of Association of ViryaNet	Filed as Exhibit 1(2) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

4(a)	1)	The 2000 Amendment and Restatement to the Investors Rights Agreement among ViryaNet and the Investors dated April 5, 2000	Filed as Exhibit 10.5 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	The Registration Rights Agreement, among ViryaNet and the previous shareholders of iMedeon, Inc. dated February 25, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	3)	The Agreement and Plan of Merger among ViryaNet, iMedeon, Inc. and the stockholders of iMedeon, Inc, dated February 25, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	4)	Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase Ordinary Shares.	Filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	5)	Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase Ordinary Shares.	Filed as Exhibit 10.11 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	6)	Form of warrant issued by ViryaNet to customers prior to July 1, 2000 to purchase Ordinary Shares.	Filed as Exhibit 10.12 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	7)	Form of warrant issued by ViryaNet to customers after July 1, 2000 to purchase Ordinary Shares.	Filed as Exhibit 10.17 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference

	8)	Warrant issued by ViryaNet to Bank Hapoalim Ltd. to purchase Ordinary Shares dated effective February 13, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	9)	Warrant issued by ViryaNet to GE Capital Equity Investments, Inc. to purchase Ordinary Shares dated effective February 21, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	10)	Letter of Credit issued by Bank Hapoalim B.M. to ViryaNet dated February 10, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

Exhibit Index	Description of Document

	11)	Letter from Bank Hapoalim B.M. to ViryaNet dated July 14, 2003.	Translation. Filed as exhibit 11 of the Company’s 20-F for the year ending December 31, 2002 and incorporated herein by reference.

	12)	Share Purchase Agreement dated July 28, 2003, by and among the company and Telvent GIT, S.A., and exhibits thereof	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2003 and incorporated herein by reference.

	13)	Share Purchase Agreement dated October 30, 2003, among ViryaNet and the investors identified in such agreement, and exhibits thereof	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2003 and incorporated herein by reference.

	14)	Agreements dated November 6, 2003, among ViryaNet and the investors identified in such agreements	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2003 and incorporated herein by reference.

	15)	Agreement and Plan of Merger dated July 9, 2004, among Utility Partners, Inc., ViryaNet and ViryaNet Acquisition Inc.	Filed as Exhibit 4(a)15 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	16)	Note Purchase Agreement dated July 27, 2004, between ViryaNet and LibertyView Special Opportunities Fund LP, and exhibits thereof	Filed as Exhibit 4(a)16 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	17)	Share Purchase Agreement dated February 7, 2005, between ViryaNet and Telvent Investments, S.L. and exhibits thereof	Filed as Exhibit 4(a)17 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	18)	Letter dated March 14, 2005, between ViryaNet and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)18 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	19)	Warrant dated March 14, 2005, issued by ViryaNet to Bank Hapoalim Ltd. to purchase Ordinary Shares	Filed as Exhibit 4(a)19 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	20)	Asset Purchase Agreement dated June 1, 2005, between ViryaNet and e-Wise Solutions	Filed as Exhibit 4(a)20 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	21)	Purchase Agreement, and Amended and Restated Notes dated August 5, 2005 among ViryaNet and LibertyView Special Opportunities Fund LP, and exhibits thereof	Filed as Exhibit 4(a)21 of the Company’s 20-F for the year ending December 31, 2005 and incorporated herein by reference.

	22)	Subscription Agreement dated September 26, 2005 among ViryaNet and the investors identified in such agreement, and exhibits thereof	Filed as Exhibit 4(a)22 of the Company’s 20-F for the year ending December 31, 2005 and incorporated herein by reference.

	23)	Letter dated December 22, 2005 between ViryaNet and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)23 of the Company’s 20-F for the year ending December 31, 2005 and incorporated herein by reference.

	24)	Conversion Agreement to Preferred A Shares dated May 5, 2006 between ViryaNet and LibertyView Special Opportunities Fund, LP	Filed as Exhibit 4(a)24 of the Company’s 20-F for the year ending December 31, 2005 and incorporated herein by reference.

	25)	Share Purchase Agreement dated May 5, 2006 among ViryaNet and the investors identified in such agreement, and exhibits thereof	Filed as Exhibit 4(a)25 of the Company’s 20-F for the year ending December 31, 2005 and incorporated herein by reference.

	26)	Letter dated August 29, 2007, between ViryaNet and Bank Hapoalim Ltd.

4(b)	1)	Lease for approximately 16,950 square feet of office space in Jerusalem, Israel.	Filed as Exhibit 10.14 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	A new Lease agreement reducing the current Company premises leased in Jerusalem, Israel, to an area of approximately 7,600 square feet	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

Exhibit Index	Description of Document

of office space, dated February 25, 2002 (as summarized and translated into English).

	3)	Lease for approximately 13,807 square feet in Southborough, Massachusetts.	Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	4)	Lease for approximately 20,000 square feet located in Alpharetta, Georgia.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	5)	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst and Young Global

	6)	First Amendment to the Lease Agreement by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.	Filed as Exhibit 4(b) of the Company’s 20-F for the year ending December 31, 2002.

	7)	Promissory Notes by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.	Filed as Exhibit 4(b) of the Company’s 20-F for the year ending December 31, 2002.

	8)	Consent of Nexia ASR, for the audit of ViryaNet Pty Ltd.

4(c)	1)	The Company’s 1996 Stock Option and Incentive Plan.	Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	The Company’s 1997 Stock Option and Incentive Plan.	Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	3)	The Company’s 1998 Stock Option and Incentive Plan.	Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	4)	The Company’s 1999 Stock Option and Incentive Plan.	Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	5)	Form of Indemnification Agreement entered into with directors and officers of the Company.	Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	6)	Tender Offer Statement under Section 13(e)(1) of the Securities Exchange Act of 1934.	Filed on Form SC TO-I, No. 005-60313 and incorporated herein by reference.

	7)	The Company’s 2005 Israeli Share Option and Restricted Share Plan.	Filed as Exhibit 4(c)7 of the Company’s 20-F for the year ending December 31, 2005.

	8)	The Company’s 2005 International Share Option and Restricted Share Plan.	Filed as Exhibit 4(c)8 of the Company’s 20-F for the year ending December 31, 2005.

12.1		Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

12.2		Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

13.1		Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southborough, Massachusetts, on this 29th day of August, 2007.

VIRYANET LTD.

By:	/s/ Menahem Ish-Shalom
Menahem Ish-Shalom
President and Chief Executive Officer

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

VIRYANET LTD.

We have audited the accompanying consolidated balance sheets of ViryaNet Ltd. (the “Company”) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a wholly-owned subsidiary, whose statements reflect total assets consisting 16% and total revenues consisting 14% in 2006 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the data included for this subsidiary, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statement, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-based Payment”, effective January 1, 2006.

Tel-Aviv, Israel August 29, 2007	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF VIRYANET PTY LTD (AUSTRALIA)

Scope

We have audited the balance sheets of ViryaNet Pty Ltd (Australia) (the “Company”) as of December 31, 2006, and the related statements of operations for the year in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Audit opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ViryaNet Pty Ltd (Australia) as of December 31, 2006, and the results of its operations for the year in the period ended December 31, 2006, in conformity with United States generally accepted accounting principles.

NEXIA ASR

ABN 16 847 721 257

GEORGE S. DAKIS

Partner

Melbourne, Victoria, Australia.

27 August 2007.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2005	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,040	$736
Trade receivables (net of allowance for doubtful accounts of $ 52 as of December 31, 2005 and 2006)	1,118	731
Unbilled receivables	204	314
Other accounts receivable and prepaid expenses (Note 3)	785	522

Total current assets	4,147	2,303

SEVERANCE PAY FUND	795	830

PROPERTY AND EQUIPMENT, NET (Note 4)	295	163

INTANGIBLE ASSETS:
GOODWILL (Notes 1b,1c, 6)	7,048	7,088
CUSTOMER RELATIONSHIP, NET (Notes 1b, 1c, 5c)	1,099	875
OTHER INTANGIBLE ASSETS AND DEBT ISSUANCE COST, NET (Notes 1b, 1c, 5)	1,072	660

Total intangible assets:	9,219	8,623

Total assets	$14,456	$11,919

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2005	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit (Note 7)	$253	$1,187
Current maturities of long-term bank loans (Note 10)	698	574
Trade payables	1,074	702
Deferred revenues	3,193	2,361
Other accounts payable and accrued expenses (Note 8)	2,241	1,884
Loan from related party (Notes 1b, 16g)	285	115
Short-term convertible note (Note 9)	407	—

Total current liabilities	8,151	6,823

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities (Note 10)	1,293	718
Long-term convertible note (Note 11)	3,592	568
Accrued severance pay	1,237	1,276

Total long-term liabilities	6,122	2,562

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)
SHAREHOLDERS’ EQUITY:
Share capital (Note 13) (*):
Ordinary shares of NIS 5.0 par value—Authorized: 2,200,000 and 3,200,000 shares at December 31, 2005 and 2006, respectively; Issued and outstanding: 1,470,168 and 1,922,711 shares at December 31, 2005 and 2006, respectively	1,754	2,266
Preferred A shares of NIS 5.0 par value—Authorized: 0 and 400,000 shares at December 31, 2005 and 2006, respectively; Issued and outstanding: 0 and 326,797 shares at December 31, 2005 and 2006, respectively. Aggregate liquidation preference of $ 2,500 at December 31, 2006.	—	369
Additional paid-in capital	112,804	115,937
Deferred stock compensation	(135)	—
Accumulated other comprehensive loss	(435)	(314)
Accumulated deficit	(113,805)	(115,724)

Total shareholders’ equity	183	2,534

Total liabilities and shareholders’ equity	$14,456	$11,919

(*)	All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2004	2005	2006
Revenues (Notes 15a, 16):
Software licenses	$3,114	$1,720	$1,520
Maintenance and services	8,806	12,487	12,340

Total revenues	11,920	14,207	13,860

Cost of revenues:
Software licenses	288	358	356
Maintenance and services	6,743	7,855	6,831

Total cost of revenues	7,031	8,213	7,187

Gross profit	4,889	5,994	6,673

Operating expenses:
Research and development	2,069	2,504	2,121
Selling and marketing	4,398	5,214	3,692
General and administrative	2,214	3,004	2,735

Total operating expenses	8,681	10,722	8,548

Operating loss	(3,792)	(4,728)	(1,875)
Financial expenses, net	(363)	(1,330)	(44)

Net loss	$(4,155)	$(6,058)	$(1,919)

Basic and diluted net loss per share	$(4.25)	$(4.68)	$(1.03)

Weighted average number of shares used in computing basic and diluted net loss per Ordinary share (*)	977,612	1,294,834	1,857,217

(*)	All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred shares		Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity
	Number (*)	Amount	Number (*)	Amount
Balance as of January 1, 2004	898,174	$1,108	—	$—	$105,725	$(102)	$(353)	$(103,592)		$2,786
Issuance of shares in connection with the acquisition of Utility Partners, Inc.	179,697	198	—	—	2,738	—	—	—		2,936
Exercise of stock options	4,907	6	—	—	34	—	—	—		40
Compensation related to warrants granted to consultants	—	—	—	—	14	—	—	—		14
Amortization of deferred stock compensation	—	—	—	—	—	52	—	—		52
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	—	5	—	$5	5
Net loss	—	—	—	—	—	—	—	(4,155)	(4,155)	(4,155)

Total comprehensive loss									$(4,150)

Balance as of December 31, 2004	1,082,778	1,312	—	—	108,511	(50)	(348)	(107,747)		1,678
Issuance of shares, net of issuance expenses	230,618	263	—	—	2,057	—	—			2,320
Proceeds allocated to warrants in connection with issuance of convertible notes	—	—	—	—	337	—	—	—		337
Issuance of shares in connection with the acquisition of e-Wise	111,156	126	—	—	1,129	—	—	—		1,255
Issuance of shares, in connection with interest expenses, waivers and debt issuance costs related to the convertible notes	38,891	45	—	—	415	—	—	—		460
Compensation related to warrants granted to a bank	—	—	—	—	61	—	—	—		61
Issuance of shares in connection with refinancing short-term bank loan on a long-term basis	6,000	7	—	—	50	—	—	—		57
Exercise of stock options	725	1	—	—	5	—	—	—		6
Beneficial conversion feature of convertible note	—	—	—	—	58	—	—	—		58
Compensation related to warrants granted to consultants	—	—	—	—	42	—	—	—		42
Deferred stock compensation related to issuance of restricted shares to directors	—	—	—	—	139	(139)	—	—		—
Amortization of deferred stock compensation	—	—	—	—	—	54	—	—		54
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	—	(87)	—	$(87)	(87)
Net loss	—	—	—	—	—	—	—	(6,058)	(6,058)	(6,058)

Total comprehensive loss									$(6,145)

Balance as of December 31, 2005	1,470,168	1,754	—	—	112,804	(135)	**(435)	(113,805)		183

(*)	All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.
(**)	All accumulated other comprehensive loss derived from foreign currency transaction adjustment.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred shares		Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity
	Number (*)	Amount	Number (*)	Amount
Balance as of December 31, 2005	1,470,168	1,754	—	—	112,804	(135)	(435)	(113,805)		183
Issuance of shares, net of issuance expenses	287,540	323	—	—	1,020	—	—	—		1,343
Issuance of shares in connection with the conversion of long-term convertible note	—	—	326,797	369	1,598	—	—	—		1,967
Issuance of shares in connection with the conversion of short-term convertible note	106,326	124	—	—	376	—	—	—		500
Issuance of shares, in connection with interest expenses, related to the convertible notes	36,883	41	—	—	164	—	—	—		205
Issuance of shares in connection with compensation to consultant	4,000	4	—	—	17	—				21
Exercise of stock options	200	—	—	—	2	—	—	—		2
Restricted shares to employees and directors, net	7,000	8	—	—	76	—	—	—		84
Exercise of warrants by way of cashless exercise	10,594	12	—	—	(12)	—	—	—		—
Reclassification of deferred stock compensation due to implementation of SFAS 123(R)	—	—	—	—	(135)	135	—	—		—
Share-based compensation	—	—	—	—	27	—	—	—		27
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	—	121	—	$121	121
Net loss	—	—	—	—	—	—	—	(1,19)	(1,919)	(1,919)

Total comprehensive loss									$(1,798)

Balance as of December 31, 2006	1,922,711	$2,266	326,797	$369	$115,937	$—	$**(314)	$(115,724)		$2,534

(*)	All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.
(**)	All accumulated other comprehensive loss derived from foreign currency transaction adjustment.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006
Cash flows from operating activities:
Net loss	$(4,155)	$(6,058)	$(1,919)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	763	672	783
Amortization of deferred debt issuance cost related to convertible notes	—	18	44
Amortization of convertible notes premium, discounts and beneficial conversion feature	—	(8)	50
Accrued severance pay, net	46	(43)	4
Stock based compensation related to directors and employees	52	54	111
Stock based compensation related to warrants to a bank	28	53	29
Stock based compensation related to warrants to consultants	46	67	45
Interest expenses paid in shares	—	231	148
Loss (gain) from extinguishment of convertible note	—	787	(974)
Decrease in trade receivables, net and unbilled receivables	674	144	312
Decrease in other accounts receivable and prepaid expenses	114	109	240
Increase (decrease) in trade payables	122	(43)	(379)
Increase (decrease) in deferred revenues	861	461	(857)
Decrease in other accounts payable and accrued expenses	(1,242)	(114)	(318)
Other	—	1	—

Net cash used in operating activities	(2,691)	(3,669)	(2,681)

Cash flows from investing activities:
Purchase of property and equipment	(195)	(104)	(30)
Acquisitions of subsidiaries (a), (b)	(1,107)	(100)	—

Net cash used in investing activities	(1,302)	(204)	(30)

Cash flows from financing activities:
Short-term bank credit	605	555	934
Repayment of short-term bank credit and long-term loan	(1,065)	(1,066)	(728)
Repayment of loan from related party	—	—	(190)
Proceeds from issuance of convertible note	2,500	863	—
Debt issuance costs related to convertible notes	(29)	(47)	—
Proceeds from issuance of share capital, net	—	2,657	1,343
Issuance expenses paid in connection with issuance of share capital from prior year	(193)	—	—
Proceeds from exercise of stock options	40	6	2

Net cash provided by financing activities	1,858	2,968	1,361

Effect of exchange rate differences on cash and cash equivalents	(9)	2	46

Decrease in cash and cash equivalents	(2,144)	(903)	(1,304)
Cash and cash equivalents at the beginning of the year	5,087	2,943	2,040

Cash and cash equivalents at the end of the year	$2,943	$2,040	$736

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006
Supplemental disclosure of cash flow activities:
Cash paid during the year for:
Interest	$87	$180	$261

Supplemental disclosure of non-cash investing and financing activities:
Refinancing of short-term bank loan on a long-term basis	$—	$1,800	$—

Compensation related to warrants to a bank	$—	$61	$—

Issuance of shares in connection with refinancing of short-term bank loan on a long-term basis	$—	$50	$—

Accrued issuance expenses to be paid	$—	$32	$—

Conversion to shares of accrued interest expenses, waivers and deferred charges related to the convertible note	$—	$462	$205

Debt issuance cost	$—	$34	$—

Compensation related to options and warrants to consultants and a settlement agreement with a customer	$14	$42	$—

Conversion of convertible notes into shares	$—	$—	$2,507

(a)	Acquisition of e-Wise

In June 2005, the Company, through its Australian subsidiary, acquired assets and assumed liabilities of e-Wise (see also Note 1b). The estimated fair value of the assets acquired and liabilities assumed as of the date of acquisition was as follows:

Working capital deficiency (no cash and cash equivalents was acquired)	$25
Assumption of unsecured debt related to the acquisition of e-Wise	285
Property and equipment	(31)
Current technology	(690)
Customer relationship	(420)
Goodwill	(550)
Less—amounts acquired by issuance of shares	1,268
Less—accrued acquisition costs	13

$(100)

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

In July 2004, the Company and its subsidiaries acquired assets and assumed liabilities of Utility Partners, Inc. (see also Note 1c). The estimated fair value of the assets acquired and liabilities assumed as of the date of acquisition was as follows:

Working capital deficiency (excluding cash and cash equivalents in the amount of $ 530)	$1,408
Property and equipment	(21)
Technology	(590)
Customer relationship	(965)
Database	(21)
Trademark and trade name	(110)
Goodwill	(3,744)
Less—amounts acquired by issuance of shares	2,936

$(1,107)

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	ViryaNet Ltd. (the “Company”), an Israeli corporation, was established in 1988. The Company develops, markets and supports integrated mobile and Web-based software applications for workforce management and the automation of field service delivery. The Company also provides additional software applications.

The Company has six wholly-owned subsidiaries: three in the United States (“ViryaNet Inc.” and its subsidiaries “iMedeon Inc.” and “Utility Partners Inc.”, collectively “ViryaNet U.S.”), one in Australia (“ViryaNet Australia”), which is a subsidiary of ViryaNet Inc, one in the United Kingdom (“ViryaNet U.K.”) which is not active and one in Japan (“ViryaNet Japan”), which was dissolved in April 2007.

The Company’s sales are generated in the United States, Europe, and Asia-Pacific. In 2004, 2005 and 2006, sales to major customers constituted 25%, 15% and 0% of the total revenues, respectively. As for major customers, see also Note 15b.

The Ordinary shares of the Company were traded until June 11, 2007 on the Nasdaq Capital Market. On June 12, 2007, the Company’s Ordinary shares were delisted from the Nasdaq Capital Market and became eligible for quotation and trading on the Pink Sheets.

The Company is devoting substantial efforts towards activities such as marketing its products, financial planning and capital raising. In the course of such activities, the Company and its subsidiaries have sustained operating losses. The Company and its subsidiaries have generated consistent levels of revenues over the past several years and have not achieved profitable operations or positive cash flows from operations or positive working capital. The Company’s deficit accumulated aggregated to $ through December 31, 2006. There is no assurance that profitable operations or positive cash flows from operations, if ever achieved, could be sustained on a continuing basis, and no assurance that capital raising activities will be sufficient to offset the impact of non-positive cash flows from operations.

All share data in this report are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007 (see Note 13).

b.	Acquisition of e-Wise Solutions:

On June 15, 2005, the Company, through its newly wholly-owned Australian subsidiary, ViryaNet Pty Ltd. (“ViryaNet Australia”), acquired substantially all of the assets of privately-held e-Wise Solutions (“e-Wise”). e-Wise, based in Melbourne, Australia, develops and implements front-office automation solutions for mobile and desktop platforms for large organizations in the utility, government, and oil and gas services market segments, across Australia and New Zealand. Through ViryaNet Australia, the Company acquired substantially all of the assets of e-Wise, including intellectual property rights, and assumed certain customer and partnership agreements. The acquisition of e-Wise provides the Company with an installed base of customers and organization in Australia to expand its presence in the Asia Pacific region. The aggregate purchase price for this transaction consisted of the issuance of 111,156 of the Company’s Ordinary shares (including 56,503 Ordinary shares issued on August 9, 2005, under the amendment to the agreement as described below) at an estimated fair value of $ 1,268, assumption of approximately $ 285 of unsecured debt, and transaction expenses of approximately $ 113. The unsecured debt is payable to e-Wise’s major shareholder, who became a shareholder and an employee of the

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

Company as a result of the acquisition. As of December 31, 2006, $ 115 of the unsecured debt is unpaid.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

The purchase price included an additional consideration of up to $ 700 in unregistered Ordinary shares to be issued to e-Wise in 2006 based on the achievement of certain performance objectives for 2005 (the “Contingent Consideration”). On July 5, 2005, the Company signed an amendment to the agreement with e-Wise under which the Company received an option to pay 90% of the Contingent Consideration at any time before October 15, 2005, as satisfaction of its payment obligation in connection with such Contingent Consideration. On August 9, 2005, the Company exercised its option and issued 56,503 of its Ordinary shares (estimated fair value of $ 604) as the second component of consideration for the acquisition of e-Wise’s business.

The total purchase price was comprised as follows:

Fair value of Ordinary shares issued	$1,268
Assumption of unsecured debt	285
Acquisition related costs	113

Total purchase price	$1,666

The Company determined the fair value of the issued shares using Emerging Issues Task Force No. 99-12, “Determination of the Measurement Date For the Market Price of Acquirer Securities Issued in a Purchase Business Combination” (“EITF No. 99-12”). According to EITF No. 99-12, the fair value is determined based on the average market price of the Company’s Ordinary shares two days before and after the transaction date.

The operations of e-Wise are included in the consolidated statements from the date of acquisition.

The acquisition was accounted for under the purchase method of accounting, in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”), and accordingly, based upon a valuation, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net identifiable assets acquired has been recorded as goodwill.

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

Goodwill of $ 550 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually. The Company believes that the goodwill represents synergies as the acquisition of e-Wise provides the Company with technology, an installed base of customers, a talented organization in Australia, and infrastructure to expand its presence in the Asia Pacific region.

c.	Acquisition of Utility Partners, Inc.:

In July 2004, the Company acquired all the outstanding shares of Utility Partners Inc. (“UP” or “Utility Partners”), a United States based company, for an aggregate purchase price of $ 4,573. Utility Partners was a provider of mobile workforce management solutions to the utilities sector. The aggregate purchase price for this transaction consisted of a cash payment of $ 1,430, issuance of 179,697 of the Company’s Ordinary shares (estimated fair value of $ 2,936), and transaction expenses of approximately $ 207.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

Amortization of acquired intangible assets is calculated using the following estimated useful lives:

Years
Technology	3
Customer relationship	6
Database	2
Trademark and trade name	4

Goodwill of $ 3,744 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually. The Company believes that the goodwill represents synergies by solidifying the Company’s market position and increasing its installed base of customers within the utilities sector, strengthening its delivery teams and further strengthening its product offerings.

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

Reclassification:

Certain amounts from prior years have been reclassified to conform to current period presentation.

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

Monetary balances—at the exchange rate in effect on the balance sheet date.

Non-monetary balances—at the historical rate in effect as of the date of recognition of the transaction.

Revenues and cost—at the exchange rate in effect as of the date of recognition of the transaction.

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

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries (“the Group”). Intercompany balances and transactions including profit from intercompany sales not yet realized outside the Group have been eliminated upon consolidation.

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

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers, peripheral equipment and software	33
Office furniture and equipment	6 - 25
Leasehold improvements	By the shorter of the term of the lease or the life of the asset

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

Under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), Goodwill is not amortized for financial reporting purposes. Instead, the Company is required to test, annually (or more frequently if certain indicators exist) for impairment of goodwill using a two-phase process. The first phase screens for impairment; while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. As of December 31, 2006, no instances of impairment were found.

Finite-lived intangible assets are amortized using the straight-line method over their estimated useful life. Costs incurred in respect of issuance of debentures are deferred and amortized as a component of interest expense over the contractual life of the debenture using the effective interest method. The amortization periods for the Company's finite-lived intangibles and debt issuance costs are as follows:

Amortization period in years
Technology	3-5
Customer relationship	5-6
Database	2
Trademark and tradename	4
Debt issuance costs	7

Impairment of long-lived assets other than goodwill:

The Company’s and its subsidiaries’ long-lived assets, including identifiable intangibles assets, are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2004, 2005 and 2006, no impairment losses have been identified.

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

All of the Company’s software licenses sold through its indirect channels are non-exchangeable, non-refundable and non-returnable. Accordingly, the indirect channels are considered end-users.

Revenues from software license agreements are recognized in accordance with Statement of Position No. 97-2, “Software Revenue Recognition”, as amended (“SOP No. 97-2”). SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”). SOP No. 98-9 requires that revenue be recognized under the “residual method” when vendor specific objective evidence (“VSOE”) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method any discount in the arrangement is allocated to the delivered elements.

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

Revenues from software licenses that require significant production, customization, or modification are recognized in accordance with Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP No. 81-1”), using contract accounting on a percentage of completion method, based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. During 2004, 2005 and 2006, no such estimated losses were identified.

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

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

The majority of the Company’s cash and cash equivalents are invested in dollar instruments with major banks in the United States, Israel, and Australia. Such cash and cash equivalents may be in excess of insured limits and may not be insured at all in some jurisdictions. Management believes that the financial institutions that hold the Company's and its subsidiaries investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

The Company’s and its subsidiaries’ trade and unbilled receivables are derived from sales to customers located primarily in the United States, Europe, Australia and the Far East. The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under foreign trade risks insurance. An allowance for doubtful accounts is determined with respect to specific receivables for which collection may be doubtful. In management’s opinion, the allowance for doubtful accounts adequately covers anticipated losses with respect to its accounts receivable.

From time to time, the Company sells certain of its accounts receivable to financial institutions, within the normal course of business. Where receivables are sold without recourse to the Company and such sales constitute a true sale as this term is determined in Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”), the relevant receivable is de-recognized and cash recorded. Where receivables are sold with full or partial recourse to the Company, the receivable is not de-recognized and a liability reflecting the obligation to the financial institution is recorded within short-term bank credit until the Company’s liability is discharged through the financial institution receiving payment from the Company.

The Company and its subsidiaries had no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Long-term convertible note:

The Company presents the outstanding principal amount of its long-term convertible notes as a long-term liability, in accordance with APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”). The debt is classified as a long-term liability until the date of conversion on which it would be reclassified to equity, or at the first contractual redemption date, on which it would be reclassified as a short-term liability. Accrued interest on the convertible note is included in “other accounts payable and accrued expenses”.

Accounting for stock-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment” (“SFAS No. 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. SFAS No. 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R).

SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations. Prior to the adoption of SFAS No. 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”).

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). As required by the modified prospective method, results for prior periods have not been restated.

The Company recognizes compensation expenses for the value of these awards, which has graded vesting, based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s net loss for the year ended December 31, 2006, is $ 27 higher than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net loss per share for the year ended December 31, 2006, are $ 0.01 higher than if the Company had continued to account for share-based compensation under APB 25.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

The pro forma table below illustrates the effect of the Company’s stock-based compensation expense on net loss and basic and diluted loss per share for 2004 and 2005, had the Company applied the fair value recognition provisions of SFAS No. 123.

The fair value for options granted in 2004 and 2005 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2004	2005
Dividend yield	0%	0%
Expected volatility	80%	73%
Risk-free interest	3.5%	4%
Expected life of up to	4 years	4 years

Pro forma information under SFAS No. 123:

	Year ended December 31,
	2004	2005
Net loss as reported	$(4,155)	$(6,058)
Add—stock-based employee compensation expenses recorded in reported net loss	52	54
Deduct—stock-based employee compensation expenses determined under fair value method	(433)	(409)

Pro forma net loss	$(4,536)	$(6,413)

Basic and diluted net loss per share, as reported	$(4.25)	$(4.68)

Pro forma basic and diluted loss per share	$(4.65)	$(4.95)

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The assumptions below are relevant to options granted in 2004 and 2005 as it relates to Black-Scholes calculations:

The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on the Company’s historical experience and expectation of future dividend payouts and may be subject to substantial change in the future.

The Company used its historical volatility in accordance with SFAS No. 123.

The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of the Company’s options.

The assumptions below are relevant to restricted shares granted in 2005 and 2006:

All restricted shares to employees granted in 2006 and in 2005 were granted for no consideration; therefore their fair value was equal to the share price at the date of grant. No stock options were granted in 2006.

The fair value of all restricted shares was determined based on the opening trading price of the Company’s shares on the grant day. The weighted average grant date fair value of shares granted during the years 2006 and 2005 was $ 4.15 and $ 9.95, respectively.

The Company applies SFAS No. 123 and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

Severance pay:

The Company’s liability for severance pay to its Israeli employees is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees in Israel is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds for the Company’s Israeli employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2004, 2005 and 2006 amounted to approximately $ 138, $ 45 and $ 43, respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, trade receivables, unbilled receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximates their fair values due to the short-term maturity of such instruments.

Long-term bank loan and long-term convertible note are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of such long-term debts approximates their fair value.

Net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted-average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”).

All outstanding stock options and unvested restricted shares, warrants and shares issuable upon conversion of the convertible notes have been excluded from the calculation of the diluted net loss per Ordinary share because all such securities are anti-dilutive for all periods presented. The total weighted-average number of shares related to the outstanding options and unvested restricted shares, warrants and shares issuable upon conversion of the convertible notes excluded from the calculations of diluted net loss per share, was 272,297, 348,255 and 355,218 for the years ended December 31, 2004, 2005 and 2006, respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impact of recently issued accounting standards:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statement does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS No. 157 will have on its financial position and results of operation.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The Standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. The Company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2005	2006
Prepaid expenses	$706	$469
Employees	54	6
Government authorities	25	47

	$785	$522

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 4:- PROPERTY AND EQUIPMENT, NET

a.	Composition:

	December 31,
	2005	2006
Cost:
Computers, peripheral equipment and software	$5,326	$5,259
Office furniture and equipment	818	818
Leasehold improvements	547	533

	6,691	6,610

Accumulated depreciation	6,396	6,447

Depreciated cost	$295	$163

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006 were approximately $ 537, $ 150 and $ 162, respectively.

b.	As for charges, see Note 12c.

NOTE 5:- INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS, NET

a.	Composition:

	December 31,
	2005	2006
Costs:
Technology	$1,435	$1,484
Database	21	21
Trademark and trade name	110	110
Debt issuance costs related to convertible notes	112	112

	1,678	1,727

Accumulated amortization:
Technology	530	874
Database	17	21
Trademark and trade name	40	66
Debt issuance costs related to convertible notes	19	106

	606	1,067

Amortized cost	$1,072	$660

See also Notes 1b, 1c.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 5:- OTHER INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS, NET (Cont.)

b.	Amortization expenses amounted to $ 159, $ 336 and $ 417 for the years ended December 31, 2004, 2005 and 2006, respectively.

c.	Customer relationship acquired as part of the acquisitions of UP and e-Wise (see also Notes 1b, 1c). Amortization expenses amounted to $ 67, $ 204 and $ 248 for the years ended December 31, 2004, 2005 and 2006, respectively.

d.	Following is the estimated amortization expenses with respect to identifiable intangible assets and debt issuance costs for the years ended:

December 31,
2007	$535
2008	$407
2009	$391
2010	$199
2011	$3

NOTE 6:- GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2006 are as follows:

Balance as of January 1, 2005	$6,516
Goodwill acquired during the year 2005 (see Note 1b)	550
Foreign currency translation adjustments	(18)

Balance as of December 31, 2005	7,048
Foreign currency translation adjustments	40

Balance as of December 31, 2006	$7,088

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

During 2006, the Company increased its credit line facility to $ 1,187 with the Bank and as of December 31, 2006, the Company had an outstanding balance of short-term borrowings under the credit line with the Bank in the amount of $ 728 and a short-term loan in the amount of $ 459. The weighted-average interest on the credit line and the short-term loan ranged from 7.6% to 9%.

NOTE 8:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2005	2006
Employees and payroll accruals	$1,346	$1,257
Accrued expenses	895	577

	$2,241	$1,834

NOTE 9:- SHORT-TERM CONVERTIBLE NOTE

On September 28, 2005, the Company completed a financing transaction with a group of new financial investors. The transaction included an equity investment of $ 500 at a price of $ 10.50 per Ordinary share and a convertible note of $ 500 (the “Convertible Loan”) at a conversion price of $ 11.025 per Ordinary share. In addition, as part of the transaction, the investors received warrants to purchase an aggregate of up to 32,540 Ordinary shares at an exercise price of $ 10.50 per Ordinary share (see also Note 13). The Convertible Loan bears interest of 7.5%, payable in cash or Ordinary shares. The Convertible Loan becomes due in one year, and the Company had the option to pay the loan at face value for cash or compel conversion into Ordinary shares at a per share conversion price equal to the lesser of the conversion price of $11.025 per Ordinary share or at a conversion price equal to the average closing price for the Company’s shares for the twenty day period prior to the maturity date of the Convertible. The Company filed a registration statement on Form F-3 with the SEC on December 22, 2005 covering the Ordinary shares from the equity investment and related warrants and the resale of the Ordinary shares which may be issued upon conversion of the Convertible Loan in accordance with the fixed conversion price explained above, subject to certain terms and conditions. The registration statement was declared effective by the SEC on January 26, 2006.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 9:- SHORT-TERM CONVERTIBLE NOTE (Cont.)

This transaction was accounted for according to APB 14 and Emerging Issues Task Force No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”). The fair value of the warrants was determined using the Black-Scholes pricing model, assuming a risk-free interest rate of 4.25%, a volatility factor of 80%, dividend yield of 0% and a contractual life of five years.

In connection with this Convertible Loan, the Company recorded a deferred debt discount of $ 117 with respect to the discount arising from fair value allocation of the various elements of the transaction according to APB 14 and to the beneficial conversion feature, which is being amortized from the date of issuance to the stated redemption date, September 28, 2006, as financial expenses.

On September 28, 2006, the Company converted the Convertible Loan and all accrued interest thereon, into 114,301 Ordinary shares of the Company at a conversion price equal to the average closing price for the Company’s shares for the twenty day period prior to the maturity date of the Convertible or $ 4.7025 per Ordinary share, at the terms of the Convertible Loan.

NOTE 10:- LONG-TERM BANK LOAN

a.	Composed as follows:

		Interest rate	December 31,
	Currency		2005	2006
Loan from a bank (1)	U.S. $	Libor+2.75	$267	$—
Loan from a bank (2)	U.S. $	Libor+2.25	1,724	1,292

			1,991	1,292
Less—current maturities			698	574

			$1,293	$718

(1)	The Loan was payable quarterly in equal installments over a two and a half year period beginning on January 1, 2004, with interest payable quarterly at a rate of Libor + 2.75%.

The Company applied the guidelines of Emerging Issues Task Force No. 86-30, “Classification of Obligations When a Violation is Waived by the Creditor” (“EITF No. 86-30”), for classifying the obligation as long-term loan. As part of the debt refinancing agreement discussed in Note 7, the warrant previously issued to the Bank was amended to cover 20,000 Ordinary shares of the Company and the exercise price for all such shares was repriced to $ 5.00 per Ordinary share (see also Note 13). Under the financing agreement with the Bank, as the Bank has a floating charge on all of the Company's assets, the Company may require the consent of the Bank to effect a funding if it is structured as a secured debt financing.

In accordance with APB 14, the Company allocated a portion of the proceeds to the warrants, based on their applicable fair values. Amounts allocated to the warrants totaling $ 71, were recorded as additional paid-in capital against a discount on the loan.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 10:- LONG-TERM BANK LOAN (Cont.)

The discount related to the loan is amortized as financial expenses over the term of the loan.

The fair value of the warrants was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%, dividend yield of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 165% and an expected life of four years.

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

In consideration for the additional credit line, the Company issued the Bank a warrant to purchase 10,000 Ordinary shares of the Company at an exercise price of $ 10.30 per Ordinary share.

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

On December 22, 2005, and effective as of January 1, 2006, the Company refinanced its debt arrangement with the Bank by converting $ 1,800 of its outstanding balance of short-term borrowings to long-term debt payable in twelve quarterly installments of $ 150, with the first payment due on April 1, 2006, and interest payable quarterly at a rate of LIBOR + 2.25%. In addition, the Bank’s covenant requiring that the Company maintain a $ 2,000 quarterly cash balance in the Company’s accounts beginning January 1, 2006, has been modified such that (i) the Company’s cash balance on January 1, 2006 shall not be less than $ 1,000, and (ii) the Company’s cash balance on a quarterly basis beginning July 1, 2006, shall not be less than $ 1,000.

During 2006, the Company did not comply with the covenants set forth under the long-term loan agreement. However, the Company received written waivers from the Bank for each period in which it was in default under which the Bank agreed not to act upon

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

its contractual rights on the Company’s default. See also Note 17(c), Subsequent Events.

NOTE 10:- LONG-TERM BANK LOAN (Cont.)

In connection with this debt refinancing, the Company issued to the Bank 6,000 Ordinary shares in consideration for the par value of these Ordinary shares.

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

b.	The aggregate annual maturities of the long-term loans are as follows:

December 31,
2007	$575
2008	574
2009	143

$1,292

An amount of $ 58, which relates to the discount, was deducted from the principal amount of the loan.

c.	As for charges, see Note 12c(1).

NOTE 11:- LONG-TERM CONVERTIBLE NOTE

a.	On July 28, 2004, the Company issued to LibertyView Special Opportunities Fund, L.P. (“LibertyView”) $ 2,500 aggregate principal amount of 7.5% Convertible Note (the “Note”) due July 28, 2014. The Company is obligated to pay interest on the Note on a quarterly basis commencing October 15, 2004, with interest to be paid either in cash or in Ordinary shares of the Company, at the discretion of the Company.

The Note is convertible, at the option of LibertyView at any time before the maturity date, into Ordinary shares of the Company at a fixed conversion price of $ 21.498 per Ordinary share. LibertyView also has an option to obligate the Company to purchase the Note for an amount equal to 100% of the principal amount plus accrued and unpaid interest, on July 15, 2008, July 15, 2009 and July 15, 2011. If LibertyView elects to obligate the Company to purchase the Note, the Company can elect to pay the repurchase price in cash, Ordinary shares or a combination thereof. The Note is also subject to repurchase for cash, at LibertyView’s option and at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, on the occurrence of certain events, including the following: (i) an acquisition of the Company for cash only, (ii) an acquisition of the Company by

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

another company whose market value is less than $ 25,000, (iii) if the Ordinary shares are neither listed for trading on a U.S. national securities exchange nor approved for trading on the Nasdaq Stock Market or any similar system of automated dissemination of quotations of securities prices, and (iv) if the Company is subject to bankruptcy or similar proceedings.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 11:- LONG-TERM CONVERTIBLE NOTE (Cont.)

In accordance with Emerging Issues Task Force No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (“EITF No. 98-5”) and Emerging Issues Task Force No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF No. 00-27”), no beneficial conversion features was recognized or recorded.

In connection with the Note, the Company agreed to file an F-3 Registration Statement covering the Ordinary shares which may be issued upon conversion of the Note within the earlier of (i) 60 days from the date of the Note, and (ii) 5 business days after the registration statement that was filed with the SEC prior to the date the Note is declared effective by the SEC. In that respect, the Company has also agreed that in the event that the F-3 is not filed on time or not declared effective by the SEC within 90 days after it is filed, the Company shall pay LibertyView a cash compensation equal to 1% of the loan under the Note for each month of delay (on a pro-rated basis).

b.	On May 27, 2005, the Company entered into a letter agreement with LibertyView under which the Company agreed to issue to LibertyView 10,000 Ordinary shares at an estimated fair value of $ 140 (as determined by applying EITF No. 99-12) and pay a cash amount of $ 40 as sole and complete remedy for the Company’s inability to meet such registration deadlines.

c.	On June 29, 2005, the Company issued to LibertyView 2,000 Ordinary shares at an estimated fair value of $ 23 (as determined by applying EITF No. 99-12) as sole and complete remedy for the Company’s inability to meet certain share listing conditions.

d.	On August 5, 2005, the Company completed another financing transaction with LibertyView. The transaction included an equity investment of $ 700 at a price of $ 10.50 per Ordinary share with warrants to purchase up to 23,334 Ordinary shares at an exercise price of $ 10.50 per Ordinary share (see also Note 13), and an increase in the amount of the existing $ 2,500 convertible note with LibertyView to $ 2,980 (“New Convertible Note”). The fixed conversion price for the entire value of the New Convertible Note has been adjusted to $ 11.025 per Ordinary share, and may be converted to Ordinary shares at the discretion of LibertyView at any time during the term of the loan. The New Convertible Note bears interest of 7.5%, payable quarterly in cash, and is due on August 3, 2013. LibertyView has the option to request earlier repayment during fixed time periods—beginning on July 15, 2008, July 15, 2009 and July 15, 2011. The Company has agreed to file a registration statement with the SEC covering the Ordinary shares from the equity investment and related warrants and the resale of the Ordinary shares, which may be issued upon conversion of the New Convertible Loan in accordance with the fixed conversion price explained above, subject to certain terms and conditions.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 11:- LONG-TERM CONVERTIBLE NOTE (Cont.)

This transaction was accounted for according to APB 14. The fair value of the warrants and the conversion option was determined using the Black-Scholes pricing model, assuming a risk-free interest rate of 4.25%, a volatility factor 80%, dividend yields of 0% and a contractual life of eight years for the convertible note and five years for the warrant.

In connection with the New Convertible Note, the Company recorded a deferred debt premium of $ 645 with respect to the premium arising from fair value allocation of the various elements of the transaction according to APB 14, which is being amortized from the date of issuance to the stated redemption date, August, 3, 2013. No beneficial conversion features were recognized or recorded. In the event that the debt instrument is converted to equity, the carrying amount of the debt, as well as any interest accrued through the date of conversion, as prescribed in EITF No. 85-17, “Accrued Interest upon Conversion of Convertible Debt”, would be credited to the capital accounts. Upon conversion, any un-amortized premium will be converted to equity.

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

According to the Notes’ terms, the holders were granted two Put options (i) the option to request earlier repayment during fixed time periods—beginning on July 15, 2008, July 15, 2009 and July 15, 2011; (ii) If a designated event occurs, as defined in the Notes’ terms, the Note shall be purchased by the Company, at the option of the holder thereof, at a cash purchase price equal to 101% of the principal amount of those securities, plus accrued and unpaid interest. The Company applied the guidance of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), and determined that SFAS No. 133 does require the bifurcation of the embedded Put options and to account for them separately. Based on a fair value valuation, these Put options have nominal value and their fair market value is immaterial as of December 31, 2006. The Company will monitor the value of these options on an on-going basis and when the fair value becomes material, mark the bifurcated derivatives to market through earnings.

e.	On June 2, 2006, the Company and LibertyView amended the agreement described in d. above, and according to the amended agreement LibertyView converted $ 2,000 of the Company’s 7.5% convertible note to 261,438 Preferred A shares of the Company, at a conversion price of $ 7.65 per Preferred A share. The remaining $ 980 principal balance of LibertyView’s convertible note with the Company remained in effect under the existing terms of the note.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 11:- LONG-TERM CONVERTIBLE NOTE (Cont.)

Since the conversion involved the issuance of a new class of shares, Preferred A shares, which is not pursuant to the conversion rights provided in the Convertible Note terms at issuance, the Company accounted for this transaction as an early extinguishment of the Convertible Note under the guidance of APB No. 26, “Early Extinguishment of Debt” (“APB 26”). Accordingly, the difference between the fair value of the issued Preferred A shares and the net carrying amount of the extinguished debt in the amount of $ 743 was recognized as financial income in the period of extinguishment. The Company also considered the issued Preferred A shares as permanent equity in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and recorded the fair value of the Preferred A shares that were issued as equity.

f.	On November 30, 2006, LibertyView sold $ 500 of its Convertible Note to Jerusalem High-tech Founders, Ltd. (“JHTF”), a company controlled by Samuel HaCohen, the Company’s Chairman of the Board of Directors, and in which Vladimir Morgenstern, a member of the Company’s Board of Directors, has an economic interest. Upon the sale of the Note, the Company signed an agreement with JHTF, which was approved by the Company’s shareholders, and consummated on December 29, 2006, to convert the $ 500 Convertible Note to Preferred A shares at $ 7.65 per Preferred A share, which may be converted at the discretion of JHTF on a one-to-one basis to Ordinary shares at any time. The Company issued 65,360 Preferred A shares to JHTF in exchange for the conversion of $ 500 of JHTF debt to the Company.

Since the conversion involved the issuance of a new class of shares, Preferred A shares, which is not pursuant to the conversion rights provided in the Convertible Note terms at issuance, the Company accounted for this transaction as an early extinguishment of the Convertible Note under the guidance of APB No. 26, “Early Extinguishment of Debt” (“APB 26”). Accordingly, the difference between the fair value of the issued Preferred A shares and the net carrying amount of the extinguished debt in the amount of $ 231 was recognized as financial income in the period of extinguishment. The Company also considered the issued Preferred A shares as permanent equity in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and recorded the fair value of the of Preferred A shares that were issued as equity.

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities, through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the “OCS”). Through December 31, 2006, the Company had obtained aggregate grants from the OCS of $ 372.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Under the Company’s research and development agreement with the OCS, and pursuant to applicable laws, the Company is required to pay royalties at the rate of between 3% to 5% on revenues derived from products developed with royalty-bearing grants provided by the OCS, in an amount of up to 100% of the grants received from the OCS. The obligation to pay these royalties is contingent on actual sales of the products. In the absence of such sales, no payment is required.

Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits.

Through December 31, 2006, the Company has paid or accrued royalties to the OCS in the amount of $ 12. As of December 31, 2006, the total contingent liability to the OCS amounted to $ 386.

b.	Lease commitments:

The Company’s facilities, its subsidiaries’ facilities and its vehicles are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2009.

Future minimum rental payments under non-cancelable operating leases are as follows:

	Facilities	Vehicles	Total
Year ended December 31,
2007	$353	$224	$577
2008	126	184	310
2009	—	37	37

Total	$479	$445	$924

Lease expenses in respect of facilities for the years ended December 31, 2004, 2005 and 2006 were approximately $ 661, $ 661 and $ 598, respectively.

Lease expenses in respect of vehicles for the years ended December 31, 2004, 2005 and 2006 were approximately $ 203, $ 211 and $ 276, respectively.

c.	Charges and guarantees:

1.	The Company has a floating charge on all of its assets in favor of the Bank.

2.	The Company obtained bank guarantees in the amount of $ 71, in order to secure an office lease agreement.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY

The Ordinary shares of the Company were traded until June 11, 2007 on the Nasdaq Capital Market and were delisted from trading on that date. On June 12, 2007, the Company’s Ordinary shares became eligible for quotation and trading on the Pink Sheets (See also Note 17). The Preferred A shares are not publicly traded.

On December 29, 2006, the Company’s shareholders approved in the annual general shareholders meeting a one (1) for five (5) reverse split of the Company’s Ordinary shares and Preferred A shares, which became effective on of January 17, 2007.

Upon the effectiveness of the reverse share split, five Ordinary shares of NIS 1.0 par value per Ordinary share were converted and reclassified as one Ordinary share of NIS 5.0 par value per Ordinary share. In addition, five shares of Preferred A shares of NIS 1.0 par value per Preferred A share were converted and reclassified as one Preferred A share of NIS 5.0 par value per Preferred A share on a post-split basis. All share data in this report are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.

General:

a.	The Ordinary shares and the Preferred A shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, the right to receive dividends, if declared, and the right to receive any remaining assets of the Company upon liquidation, if any, after full payment is made to any creditors.

The Preferred A shares have all rights and privileges as the Company’s Ordinary shares, including, without limitation, voting rights on an as-converted basis, and have preference over the Ordinary shares in any distribution to the Company’s shareholders. The Preferred A shares may be converted into Ordinary shares at any time on a one-to-one basis at any time.

b.	In July 2004 and November 2005, the Company’s shareholders approved in the annual general meeting an increase in the Company’s authorized share capital by 900,000 and 1,000,000 Ordinary shares, respectively.

c.	In June 2006, the Company’s shareholders approved in a special meeting an increase in the Company’s authorized share capital by 1,538,562 Ordinary shares, and by 261,438 Preferred A shares.

d.	In December 2006, the Company’s shareholders approved in the annual general meeting to increase the authorized number of Preferred A shares by 138,562 by decreasing the authorized number of Ordinary shares by 138,562.

e.	In July 2004, the Company issued a total of 179,697 Ordinary shares related to the acquisition of Utility Partners, Inc. at an estimated fair value of $ 2,936 (see also Note 1c).

f.	In February 2005, the Company issued to Telvent Investments S.L., an existing shareholder of the Company, in a private placement, 116,332 Ordinary shares at a price per share of $ 11.45, for the total consideration of $ 1,332.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

g.	In May 2005, the Company issued to LibertyView 10,000 Ordinary shares at an estimated fair value of $ 140 (as determined by applying EITF No. 99-12) and paid a cash amount of $ 40 as sole and complete remedy for the Company’s inability to meet certain registration deadlines (see also Note 11).

h.	In June 2005, the Company issued to LibertyView 2,000 Ordinary shares at an estimated fair value of $ 23 (as determined by applying EITF No. 99-12) as sole and complete remedy for the Company’s inability to meet certain share listing conditions (see also Note 11).

i.	In June 2005 and August 2005, the Company issued a total of 111,156 Ordinary shares related to the acquisition of e-Wise at an estimated fair value of $ 1,268 (see also Note 1b).

j.	In August 2005, the Company issued to LibertyView in a private placement 66,667 Ordinary shares at a price per share of $ 10.50 and warrants to purchase up to 23,334 Ordinary shares at an exercise price of $ 10.50 per Ordinary share, for the total consideration of $ 700 (see also Note 11). The warrants are exercisable through August 2010. As of December 31, 2006, the warrants are outstanding.

k.	In September 2005, the Company issued to a group of new financial investors, in a private placement, 47,619 Ordinary shares at a price per share of $ 10.50 and warrants to purchase an aggregate of up to 32,540 Ordinary shares at an exercise price of $ 10.50 per Ordinary share, for the total consideration of $ 500 (see also Note 9). The warrants are exercisable through September 2010. As of December 31, 2006, the warrants are outstanding.

l.	In September 2005, the Company issued to a financial investor 6,508 Ordinary shares for no consideration at an estimated fair value of $ 68, as a finders fees related to the September 2005 transaction in item k, above.

m.	In November 2005, the Company issued to the Company’s directors 14,000 restricted Ordinary shares for no consideration (the “Restricted Shares”). The Restricted Shares shall be released ratably on an annual basis over a two-year period (“release period”), starting from the date of grant, and are subject to acceleration provisions upon certain events such as merger or acquisition. The Company has accounted for this award in accordance with FIN 44 and is amortizing the deferred stock compensation in the amount of $ 139, reflecting the quoted market price of the Company’s Ordinary shares as of the date of grant over the exercise price at the grant date of the award ($ 0) as compensation expense ratably over the release period of the Restricted Shares. Compensation expenses of approximately $ 6 and $ 65 were recognized during the years ended December 31, 2005 and 2006, respectively.

n.	In December 2005, in connection with the refinancing of short-term to long-term debt, the Company issued to the Bank 6,000 Ordinary shares in consideration for the par value at an estimated fair value of $ 50 (see also Note 10).

o.	During 2005, the Company issued to LibertyView a total of 20,384 Ordinary shares for interest expenses due on the convertible notes at an estimated fair value of $ 231.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

p.	In January and May 2006, a warrant holder exercised a total of 23,867 warrants into 10,612 Ordinary shares in a cashless exercise.

q.	In January 2006, the Company issued 4,000 Ordinary shares to a service provider in consideration for consulting services (see also Note 13g 3).

r.	In June 2006, the Company issued to a group of investors, including three existing shareholders and another institutional investor, 287,540 Ordinary shares at a price of $ 4.695 per share for a total consideration of $ 1,350. The investors received warrants to purchase 57,508 Ordinary shares of the Company at an exercise price of $ 5.635 per Ordinary share.

s.	In June 2006, LibertyView, a convertible note holder, converted $ 2,000 of the Company’s 7.5% convertible note to 261,438 Preferred A shares of the Company, at a conversion price of $ 7.65 per Preferred A share (see also Note 11).

t.	In September 2006, the Company converted its short-term convertible note (including accrued interest) to 114,301 Ordinary shares of the Company, at a conversion price of $ 4.7025 per Ordinary share (see also Note 9).

u.	In December 2006, Jerusalem High-tech Founders Ltd., a convertible note holder, converted $ 500 of the Company’s 7.5% convertible note to 65,360 Preferred A shares of the Company, at a conversion price of $ 7.65 per Preferred A share (see also Note 11)

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

Stock options and Restricted shares:

a.	Under the Company’s 1996, 1997, 1998 and 1999 Stock Option Plans (the “Plans”), the Company reserved for issuance 28,000, 10,000, 30,000 and 60,000 Ordinary shares, respectively. The options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. Pursuant to the Plans

In 2001, 2003, 2004 and 2005, the Company increased the number of shares reserved for issuance under the 1999 Stock Option Plan by additional 60,000, 40,000, 70,000 and 30,000 shares, respectively.

Each option granted under the Plans is exercisable until the earlier of seven years from the date of the grant of the option or the expiration dates of the respective option plans. The 1996 and 1997 plans expired and the 1998 and 1999 option plans will expire on December 31, 2007 and 2008, respectively. The exercise price of the options granted under the Plans may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over periods of two to four years. Any options which are canceled or forfeited before expiration become available for future grants.

In November 2005, the Company adopted a new Israeli share option and restricted share plan and a new international share option and restricted share plan (the “2005 Share Option Plans”) which superseded and replaced all existing plans and provide the Company with the ability to grant restricted shares in addition to options under various tax regimes.

Under the 2005 Share Option Plans, options, restricted shares and other share-based awards may be granted to employees, directors, office holders, service providers, consultants and any other person or entity whose services the Company’s board of directors shall determine to be valuable to the Company and/or its affiliated companies. The exercise price of the option granted under the 2005 Share Option Plans are to be determined by the directors at the time of grant. The options granted expire no later than ten years from the date of grant. The 2005 Share Option Plans expire in 2015. Any options which are canceled or forfeited before expiration become available for future grants. The options vest ratably over a period of four years, with the first portion of vesting not earlier the one year after the grant of the options.

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

As of December 31, 2006, an aggregate of 99,920 Ordinary shares of the Company were available for future grant.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

b.	On December 30, 2005, the Company decided to accelerate the vesting of 27,975 unvested stock options outstanding as of December 30, 2005, with an exercise price equal to or greater than $ 8.20 per share, which were held by the Company's employees, including officers. As a result, these unvested stock options became fully exercisable effective as of December 30, 2005, rather than becoming exercisable at the later dates when such options would have otherwise vested in the normal course. The Company's stock options have generally vested over a period of two to four years.

The decision to accelerate the vesting of these stock options was made primarily to reduce compensation expense that otherwise would be recorded in future periods following the Company’s adoption in the first quarter of 2006 of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”) (see also Note 2). The acceleration was accounted for in accordance with FIN 44, which resulted in no additional compensation expenses.

c.	In April 2006 and in December 2006, the Company issued to the Company's employees and director’s 26,270 and 10,000 restricted Ordinary shares, respectively, for no consideration (the “Restricted Shares”). The Restricted Shares shall be released ratably on an annual basis over a two-year period (“release period”), starting from the date of grant, and are subject to acceleration provisions upon certain events such as merger or acquisition. The Company has accounted for this award in accordance with FAS123(R). The total grant date fair value was $ 151, reflecting the quoted market price of the Company’s Ordinary shares as of the date of grant over the purchase price of $ 0 as compensation expense, ratably over the release period of the Restricted Shares. Compensation expenses of approximately $ 34 were recognized during the year ended December 31, 2006.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

d.	The following is a summary of the Company’s employees’ and directors’ stock option activity under the Plans and related information:

	Year ended December 31,
	2006
	Number of options	Weighted average remaining contractual term (years)	Aggregate intrinsic value	Weighted average exercise price
Outstanding - beginning of the year	182,426			$12.60
Granted	—			$—
Exercised	(200)			$7.95
Canceled	(6,364)			$30.73
Forfeited	(52,057)			$13.07

Outstanding - end of the year	123,805	3.95	$1,351	$10.92

Vested and expected to vest	123,805	3.95	$1,351	$10.92

Options exercisable	123,805	3.95	$1,351	$10.92

The aggregate intrinsic value in the table above represents the total intrinsic value (i.e., the difference between the Company’s closing stock price on the last trading day of fiscal 2006 and the exercise price, multiplied by the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount change based on the market price of the Company’s shares.

The total intrinsic value of options exercised during the years ended December 31, 2004, 2005, and 2006, was $ 31, $ 6, and $ 2, respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2006, under the Plans, have been separated into ranges of exercise price, as follows:

Range of exercise price	Options outstanding and exercisable as of December 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price
$ 7.95-8.20	66,331	3.51	$8.04
$ 10.00-11.65	50,100	4.81	$10.78
$ 20.50-28.00	6,957	2.12	$25.92
$ 115.00-550.00	417	0.87	$234.04

	123,805		$10.92

Compensation expenses of approximately $ 98, $ 115 and $ 111 were recognized during the years ended December 31, 2004, 2005 and 2006, respectively.

The weighted average fair values of options granted for the years ended December 31, 2004, 2005 and 2006, were:

	For exercise price on the grant date that:
	Equals market price
	Year ended December 31,
	2004	2005	2006
Weighted average exercise prices	$10.6	$10.3	$—

Weighted average fair values on grant date	$5.05	$4.00	$—

As of December 31, 2006, there was no unrecognized compensation cost related to options to employees’ compensation arrangements granted under the plan, as a result of the acceleration of all unvested stock options outstanding as of December 30, 2005 (see also Note 13 b. Stock Options and Restricted Stock).

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

e.	A summary of the status of the Company’s restricted shares as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below:

Restricted shares	Shares	Weighted average grant-date fair value
Restricted at January 1, 2006	14,000	$9.95
Granted	36,270	$4.14
Vested	(7,000)	$9.95
Forfeited	(3,800)	$5.82

Restricted at December 31, 2006	39,470	$5.01

As of December 31, 2006, there was $182 of total unrecognized compensation cost related to restricted shares compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of restricted shares vested during the year ended December 31, 2006 was 70.

f.	The following table sets forth the total stock-based compensation expense resulting from stock options, granted before 2006, and restricted shares granted to employees and directors included in the Company’s consolidated statement of operations (no stock options were granted during 2006):

Year ended December 31, 2006
Cost of revenues	$6
Research and development cost	3
Selling and marketing	3
General and administrative	99

Total stock-based compensation expense	$111

The fair value for options and restricted shares granted is amortized over their vesting period.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

g.	Options issued to consultants:

1.	The Company’s outstanding options to consultants as of December 31, 2006, are as follows:

Issuance date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through
March 2000	40	$600.00	40	March 2007
December 2000	20	$128.50	20	December 2007
January 2002	1,000	$20.50	1,000	January 2009
September 2002	3,812	$8.20	3,812	September 2009
August 2003	4,900	$7.95	4,900	August 2010
June 2004	800	$22.40	800	June 2007
August 2004	500	$10.00	500	August 2011
March 2005	7,000	$10.30	7,000	March 2012

Total	18,072		18,072

Compensation expenses of approximately $ 20, $ 36 and $ 25 were recognized during the years ended December 31, 2004, 2005 and 2006, respectively as sales and marketing expenses. Compensation expenses of approximately $ 0, $ 12 and $ 0 were recognized during the years ended December 31, 2004, 2005 and 2006, respectively as general and administrative expenses.

2.	The Company had accounted for its options to consultants under the fair value method of SFAS No. 123, EITF 96-18 and EITF 00-18. The fair value for these options was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for 2004 and 2005: risk-free interest rates of 2% and 3%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary shares of 85% and 113%, respectively, and a contractual life of the options of approximately two years for each year.

3.	In January 2006, the Company issued 4,000 Ordinary shares to a service provider in consideration for consulting services.

4.	As of December 31, 2006, there was $3 of total unrecognized compensation cost related to options to consultants compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted-average period of 0.25 years.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

Warrants:

a.	Warrants issued for financing transactions:

1.	In connection with an additional credit line received in March 2005 (see Note 10), the Company issued to a subsidiary of Bank Hapoalim a warrant to purchase an additional 10,000 Ordinary shares of the Company for an aggregate exercise price of $ 10.30 per share. The warrant is exercisable during a period of two years from the date of grant.

During 2005 and 2006, the Company recorded a compensation of approximately $ 24 and $ 12, respectively, which was included in the financial expenses. This transaction was accounted for according to APB 14.

The fair value of this warrant was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 3%, a volatility factor of 113%, dividend yield of 0% and an expected term of two years.

As of December 31, 2006, all of the above warrants are outstanding.

2.	See also Notes 9 and 11.

As of December 31, 2006, all of the above warrants are outstanding.

All other warrants issued previously by the Company had expired.

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

Pursuant to the Law, the Company has elected for its two other investment programs the “alternative benefits” track and has waived Government grants in return for a tax exemption. The Company’s offices and its research and development center are located in Jerusalem, in a region defined as a “Priority A Development Region”. Therefore, income derived from these programs will be tax-exempt for a period of ten years commencing with the year in which it first earns taxable income, subject to certain conditions.

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

If the retained tax-exempt income were distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (rate of 10% - 25% based on the percentage of foreign ownership in the Company’s shares) on the gross amount distributed. In addition, these dividends will be subject to a 15% withholding tax. The Company’s board of directors has determined that such tax-exempt income will not be distributed as dividends.

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

However, the Capital Investments Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company’s existing “approved enterprise” will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new Law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, the Company did not generate income under the provision of the new Law.

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

Net operating losses carryforward:

The Company has accumulated losses for tax purposes as of December 31, 2006, in the amount of approximately $ 24,844, which may be carried forward and offset against taxable income and capital gain in the future for an indefinite period.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

Through December 31, 2006, ViryaNet U.K. had accumulated losses for income tax purposes of approximately $ 17,946, which can be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2006, ViryaNet Japan had accumulated losses for income tax purposes of approximately $ 1,197, In April 2007, the Company dissolved ViryaNet Japan, and the accumulated loss was extinguished as part of the dissolution.

As of December 31, 2006, the U.S. subsidiary had U.S. federal net operating loss carryforward for income tax purposes in the amount of approximately $ 65,791. Net operating loss carryforward arising in taxable years beginning before August 6, 1997, can be carried forward and offset against taxable income for 15 years and expiring between 2010 and 2012. Net operating loss carryforward arising in taxable years beginning after August 6, 1997 can be carried forward and offset against taxable income for 20 years and expiring between 2017 and 2026.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Through December 31, 2006, ViryaNet Australia had accumulated losses for income tax purposes of approximately $ 122, which can be carried forward and offset against taxable income in the future for an indefinite period.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2005	2006
Deferred tax assets:
U.S. net operating loss carryforward	$23,149	$23,027
U.K. net operating loss carryforward	4,718	5,384
Japan net operating loss carryforward	487	359
Australia net operating loss carryforward	59	151
Allowances and reserves	209	198

Total deferred tax assets before valuation allowance	28,622	29,119
Valuation allowance	(28,622)	(29,119)

Net deferred tax asset	$—	$—

As of December 31, 2006, ViryaNet U.K., ViryaNet U.S., ViryaNet Japan and ViryaNet Australia have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, since they have a history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

The Company expects that during the period these tax losses are utilized, its income would be substantially tax-exempt. Accordingly, there will be no tax benefit available from such losses and therefore no deferred income taxes or valuation allowances have been included in these financial statements.

Net loss consists of the following:

	Year ended December 31,
	2004	2005	2006
Domestic	$2,101	$3,133	$1,650
Foreign	2,054	2,925	119

	$4,155	$6,058	$1,769

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

In 2004, 2005 and 2006, the main reconciling item of the statutory tax rate of the Company (35%—in 2004, 34% in 2005 and 31% in 2006) to the effective tax rate (0%) is tax loss carryforwards and other deferred tax assets for which a full valuation allowance was provided.

NOTE 15:- SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographical areas:

The Company adopted Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS No. 131”). The Company operates in a single reportable segment, the Field Service business segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributable to geographic areas based on the location of the end customer.

The following table presents total revenues for the years ended December 31, 2004, 2005 and 2006 and long-lived assets as of December 31, 2004, 2005 and 2006:

	2004		2005		2006
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
United States	$9,409	$1,635	$11,249	$1,226	$9,917	$793
Europe and the Middle East	1,261	195	1,052	151	1,021	81
Asia Pacific	1,250	10	1,906	996	2,922	816

	$11,920	$1,840	$14,207	$2,373	$13,860	$1,690

b.	Major customers data as a percentage of total revenues:

	Year ended December 31,
	2004	2005		2006
	%
Customer A		15		*	)
Customer B	15	*	)	*	)
Customer C	10	*	)	*	)

*)	Represents less than 10% of total revenues.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 16:- RELATED PARTIES TRANSACTIONS

a.	In June 1999, the board of directors approved the issuance of 3,478 Series C-2 Preferred shares to its Chairman in consideration of $ 100, which the Company loaned to him. The loan was approved by the shareholders in June 2000 and bears an annual interest at the rate of 6.5%. Repayment of the loan is due when the Chairman sells or otherwise disposes of the shares, subject to the loan. In addition, the Company, at its sole discretion, may call for immediate repayment of the loan and the interest thereon in the event that (i) the Chairman becomes bankrupt or files a motion for bankruptcy, or (ii) the Chairman ceases to remain in the employment of the Company for any reason.

b.	On July 21, 2003, the board of directors and audit committee approved an agreement with a director of the Company, to provide project management services to the Company in connection with its engagements with customers and prospects. The compensation provided under the terms of this agreement is based on the average compensation provided to employees providing similar services to the Company. During 2004, 2005 and 2006 the director was paid $159, $8 and $0 respectively for these services.

c.	Insurances policies with Clal Credit Insurance and Clal Insurance:

During the period from 2004 through 2005, the Company purchased several insurance policies from Clal Credit Insurance and Clal Insurance, both of which are affiliated with the Clal Group, which is the Company’s shareholder.

d.	Transactions with Telvent Interactive S.A. (“Telvent”), a Company’s shareholder and which its affiliate serves on the Company’s Board of Directors:

On June 30, 2004, the Company entered into a value added reseller agreement with Telvent, under which Telvent became a non-exclusive reseller of the Company’s products at normal reseller terms.

On December 1, 2004, the Company entered into an agreement with Telvent, under which, Telvent provides the Company with certain technical consulting services relating to one of the Company’s customers.

The following is a summary of the transactions with Telvent:

	Year ended December 31,
	2004	2005	2006
Revenues:
Software license	$650	$—	$—
Maintenance and services	23	140	137

Total	$673	$140	$137

Cost of revenues:
Maintenance and services	$48	$163	$—

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 16:- RELATED PARTIES TRANSACTIONS (Cont.)

Trade payables with Telvent as of December 31, 2004, 2005 and 2006 amounted to $ 0, $ 17 and $ 0, respectively.

e.	As part of the e-Wise acquisition (see also Note 1(a)), the Company assumed an amount of approximately $ 285 of unsecured debt. The unsecured debt is payable to e-Wise’s major shareholder, Mark Hosking, who became a shareholder and an employee of the Company as a result of the acquisition. As of December 31, 2006, the outstanding amount of the debt is $ 115. See also Note 17(d), Subsequent Events.

f.	On November 30, 2006, LibertyView sold $ 500 of its Convertible Note to Jerusalem High-tech Founders, Ltd. (“JHTF”), a company controlled by Samuel HaCohen, the Company’s Chairman of the Board of Directors, and in which Vladimir Morgenstern, a member of the Company’s board of directors, has an economic interest. Upon the sale of the note, the Company signed an agreement with JHTF, which was approved by the Company’s shareholders and consummated on December 29, 2006, to convert the $ 500 Convertible Note to Preferred A shares at $ 7.65 per Preferred A share, which may be converted at the discretion of JHTF on a one-to-one basis to Ordinary shares at any time. The Company issued 65,360 Preferred A shares to JHTF in exchange for the conversion of $ 500 of JHTF debt to the Company. See also note 11.

NOTE 17:- SUBSEQUENT EVENTS

a.	On June 4, 2007, the Company voluntarily applied to the Nasdaq Stock Market to have its Ordinary shares delisted from the Nasdaq Capital Market on June 11, 2007. On June 12, 2007, the Company’s Ordinary shares became eligible for quotation and trading on the Pink Sheets.

b. In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for income taxes” (“FAS 109”). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 17:- SUBSEQUENT EVENTS (Cont.)

will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings.

The Company is currently evaluating the effect of the adoption of FIN 48 on its financial statements.

c.	The Company received a waiver from Bank Hapoalim for the fourth quarter of 2006 and the first and second quarters of 2007 in which the Company was not in compliance with the bank covenant requirements as set forth in Note 10(2), above. On August 29, 2007, Bank Hapoalim agreed to modify the Company’s bank covenant requirements as part of the Company’s overall bank financing arrangement such that on a quarterly basis starting August 1, 2007 (i) the Company’s shareholders’ equity shall be at least the higher of (a) 13% of the Company’s total assets, or (b) $ 1,500, and (ii) the Company’s cash balance shall not be less than $ 500. In addition, Bank Hapoalim provided the Company with a waiver of these new bank covenant requirements for the remainder of 2007. In connection with the modification of these waiver and bank covenant requirements, the Company agreed to pay $ 10 of fees and issue 10,000 Ordinary shares to the bank.

d.	On August 28, 2007, the Company and Mark Hosking, a major shareholder, officer and employee of the Company, agreed to a revision in the payment terms for the $ 115 balance of the Company’s unsecured debt arrangement with Mr. Hosking. Accordingly, the Company will pay $ 30 on October 1, 2007 and the balance will be paid by the Company in eight equal monthly installments beginning January 1, 2008. As part of this arrangement, the Company reserves the right to make early payment of the outstanding debt in full at any time in advance of the payment conditions set forth above, without penalty.