Form 20-F
period 2007-12-31
VIRYANET LTD
filed 2008-09-29
CIK 1119744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2007

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

As of December 31, 2007, the Registrant had 2,897,037 shares outstanding comprised of 2,570,240 Ordinary Shares and 326,797 Preferred A Shares.

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes:  ☐    No:  ☒

Indicate by check mark which financial statement item the Registrant has elected to follow:    Item 17  ☐    Item 18  ☒

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

All references to Ordinary Shares and Preferred A Shares, including related share price, are made on a post reverse stock split basis, taking into account the five (5) for one (1) reverse stock split of ViryaNet’s Ordinary Shares, which became effective on January 17, 2007.

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

We derived the selected consolidated statements of operations data below for the years ended December 31, 2005, 2006 and 2007, and the selected consolidated balance sheet data as of December 31, 2006 and 2007, from our audited consolidated financial statements, which are included elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We derived the consolidated statements of operations data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 from audited consolidated financial statements that are not included in this annual report.

Summary Consolidated Financial Information

U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2003	2004	2005	2006	2007
Statement of Operations Data:
Revenues:
Software licenses	$4,102	$3,114	$1,720	$1,520	$1769
Maintenance and services	7,857	8,806	12,487	12,340	9,390

Total revenues	11,959	11,920	14,207	13,860	11,159
Cost of revenues:
Software licenses	482	288	358	356	358
Maintenance and services	4,996	6,743	7,855	6,831	5,633

Total cost of revenues	5,478	7,031	8,213	7,187	5,991
Gross profit	6,481	4,889	5,994	6,673	5,168

Operating expenses:
Research and development, net	2,098	2,069	2,504	2,121	2,290
Sales and marketing	4,109	4,398	5,214	3,692	3,429
General and administrative	1,927	2,214	3,004	2,735	2,485
Provision for doubtful accounts and write-off of bad debts	40	—	—	—	—

Total operating expenses	8,174	8,681	10,722	8,548	8,204
Operating loss	(1,693)	(3,792)	(4,728)	(1,875)	(3,036)
Financial expenses, net	(311)	(363)	(1,330)	(44)	(535)
Other income (loss)	350	—	—	—	(239)

Net loss	$(1,654)	$(4,155)	$(6,058)	$(1,919)	$(3,810)

Basic and diluted net loss per share	$(2.71)	$(4.25)	$(4.68)	$(1.03)	$(1.66)
Weighted average number of shares used in computing basic and diluted net loss per Ordinary Share	609,664	977,612	1,294,834	1,857,217	2,292,190

Balance Sheet Data:
Cash and cash equivalents	$5,087	$2,943	$2,040	$736	$413
Working capital (deficit)	1,060	(3,461)	(4,004)	(4,520)	(6,098)
Total assets	12,230	14,398	14,456	11,919	11,190
Long-term loan, including current maturities	2,343	1,306	1,991	1,292	738
Long-term convertible debt	—	2,500	3,592	568	556
Shareholders’ equity	2,786	1,678	183	2,534	50

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

We have incurred substantial net losses during each of the last five fiscal years and may not achieve profitability in 2008 or in future years. As of December 31, 2007, we had an accumulated deficit of approximately $119.6 million. In order to achieve profitability we will need to increase our revenues while containing or reducing our costs. However, a substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. While our revenues in 2007, 2006, and 2005 were $11.2 million, $13.9 million, and $14.2 million, respectively, we incurred net losses of $3.8 million, $1.9 million, and $6.1 million, respectively, during these years. We cannot assure you that we will be able to increase our revenues, or, that even if we are able to increase our revenues we will be able to achieve profitability or maintain profitability, if achieved, on a consistent basis.

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

Our quarterly revenues, gross profits and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations in our operating results and/or cause our share price to decline:

•	changes in global economic conditions in general, and conditions in our industry and target markets in particular;

•	changes in demand or timing of orders, especially large orders, for our products and services;

•	the length and unpredictability of our sales cycle;

•	timing of product releases;

•	the dollar value and timing of contracts;

•	delays in implementation;

•	the mix of revenue generated by product licenses and professional services;

•	price and product competition;

•	changes in selling and marketing expenses, as well as other operating expenses;

•	technological changes;

•	our ability to expand our workforce with qualified personnel, as may be needed;

•	reductions in the level of our cash balance and our ability to raise cash;

•	consolidation of our customers;

•	fluctuations in the economic factors impacting LIBOR which is the rate benchmark used to determine the interest expenses incurred by us on our bank borrowings per our bank arrangement;

•	the geographic mix of revenue;

•	integration and assimilation of management, employees and product lines of acquired companies;

•	effectiveness of our customer support, whether provided by our resellers or directly by us; and

•	foreign currency exchange rate fluctuations.

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

We delisted our shares from The Nasdaq Capital Market, which could adversely affect the market price and trading market of our Ordinary Shares.

Our Ordinary Shares had been listed on The Nasdaq Capital Market (formerly known as The Nasdaq SmallCap Market) since December 31, 2002. We were previously listed on The Nasdaq National Market but were unable to comply with some of its maintenance standards.

On June 4, 2007, we voluntarily requested from The NASDAQ Stock Market that our Ordinary Shares be delisted from The NASDAQ Capital Market on June 11, 2007. We were subsequently advised by Nasdaq that our Ordinary Shares would be delisted from The NASDAQ Capital Market on June 12, 2007 and our Ordinary Shares became immediately eligible for quotation and trading on the Pink Sheets. On December 14, 2007, our Ordinary Shares became eligible for trading on the Over-The-Counter Bulletin Board (“OTCBB”) under the ticker symbol VRYAF.OB. On September 11, 2008, due to our delinquency with respect to the filing of our annual report on Form 20-F for the period ended December 31, 2007, our Ordinary shares ceased to be eligible for quotation on the OTC Bulletin Board (“OTCBB”) and have been removed from OTCBB. Following the removal from OTCBB, our Ordinary shares became immediately eligible for quotation and trading on the Pink Sheets. After the filing of this Form 20-F we will review our alternatives for the reinstatement of our quotation on the OTC Bulletin Board.

The delisting of our Ordinary Shares from The Nasdaq Capital Market and the OTCBB may materially impair the ability of our shareholders to buy and sell our Ordinary Shares, , and could have an adverse effect on the market price and the trading market for our Ordinary Shares. In addition, the delisting of our Ordinary Shares from The Nasdaq Capital Market and OTCBB could significantly impair our ability to raise capital should we desire to do so in the future or utilize our Ordinary Shares in consideration for acquisitions.

We may not be able to make our debt payments in the future.

We have $480,000 face value of convertible debt outstanding with LibertyView Special Opportunities Fund, L.P. (“LibertyView”), which LibertyView has the option to request payment in full at any time during the months of July 2009 or July 2011. Our ability to meet our obligations under the convertible debt and our other debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, and other factors, including some factors that are beyond our control. If we are unable to generate sufficient cash from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness. In addition, cash flows from our operations may be insufficient to repay in full at maturity the convertible debts, in which case the convertible debts may need to be refinanced. Our ability to refinance our indebtedness, including the convertible debts, will depend on, among other things: our financial condition at the time; restrictions in agreements governing our debt; and, other factors including market conditions.

We cannot ensure you that such refinancing would be possible on terms that we could accept, or that we could obtain additional financing at all. If refinancing will not be possible or if additional financing will not be available, this would have a material adverse effect on our business.

We may need additional financing and may not be able to raise additional financing on favorable terms or at all.

We had negative cash flow from operations for each of the past few years. In the past five years, we had an aggregate negative operating cash flow in the amount of $11.5 million. Over the past five years, we raised gross proceeds of approximately $5.0 million from private equity financing transactions during 2003, $2.5 million in a convertible debt financing in July 2004, approximately $3.5 million in a combination of convertible debt and equity financings during 2005, approximately $1.4 million from private equity financing transactions during 2006, and approximately $1.0 million in a combination of equity and convertible debt financing during 2007. However, we expect that we will need additional financing to fund our business operations. Any additional financing that is structured as a secured debt financing may require the consent of our main creditors, Bank Hapoalim and LibertyView. Our ability to raise additional financing from third parties may be impacted by the delisting of our Ordinary Shares from The Nasdaq Capital Market and the OTCBB. We cannot assure you that additional financing will be available on terms favorable to us, or at all. In the event that the market price of our Ordinary Shares declines, we may not be able to consummate a private equity financing transaction to raise additional financing. If adequate funds are not available or are not available on acceptable terms, our ability to fund our day to day operations, expand our research and development, marketing and sales efforts, pursue potential acquisitions, take advantage of unanticipated opportunities, develop or enhance our website content, features, services, or otherwise respond to competitive pressures would be severely constrained. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage of ownership of our existing shareholders will be reduced, and any newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We will need sufficient funds to re-pay our loans from Bank Hapoalim, which may be subject to immediate repayment if we do not meet our repayment schedule or meet specified conditions.

As of June 30, 2008, our aggregate outstanding borrowings with Bank Hapoalim was approximately $2.2 million, which consisted of (i) short-term borrowings of approximately $1.7 million of which $1.6 million is drawn in dollars with interest payable quarterly at a rate of LIBOR plus 2.25% and $0.1 million is drawn in NIS with interest payable quarterly at a rate of approximately 9% in NIS, and (ii) the outstanding balance on our long-term loan arrangement with Bank Hapoalim of approximately $0.5 million with interest payable quarterly at a rate of LIBOR plus 2.25%.

Our overall bank financing arrangement with Bank Hapoalim was subject to the following covenants: (i) our shareholders equity, on a quarterly basis, shall be at least the higher of (a) 17% of our total assets, or (b) $3.0 million, and (ii) our cash balance, on a quarterly basis, shall not be less than $1.0 million. With the exception of the second quarter of 2006 in which we were in compliance with these covenants, we were not in compliance with these covenants for each quarterly period during 2006 and through the second quarter of 2007. However, we received a waiver from Bank Hapoalim for each period in which we were not in compliance with these bank covenants.

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

We were not in compliance with these covenants for each quarterly period during the first half of 2008. However, on September 28 we received a waiver of these covenants from Bank Hapoalim for each quarterly period during the first half of 2008. Bank Hapoalim also provided us with a waiver of these covenants for the remainder of 2008 and for the first quarter of 2009. In addition, on September 29, 2008, Bank Hapoalim agreed to convert the $1.6 million of short term loan that was due on January 2, 2009 to a long-term loan, such that $0.1 million will be paid on July 2, 2009 an additional $0.1 million will be paid on August 15, 2009 and the balance of $1.4 million will be paid over 14 quarterly payments starting October 2, 2009. The interest will be paid quarterly at a rate of LIBOR plus 3.25%. In connection with these waivers and the conversion of the short-term loan to a long-term loan, we agreed to pay fees of $30,000 to the bank.

We may need to obtain funding from third parties to meet the payment obligations under the abovementioned loan arrangement in a timely manner, and there is no assurance that Bank Hapoalim will grant us an extension to these payment dates in the future, if requested. Our ability to raise capital using convertible debt or equity financing instruments from third parties for the re-payment of our loans with Bank Hapoalim may be impacted by the delisting of our Ordinary Shares from The Nasdaq Capital Market and the OTCBB. There can be no assurance that we will meet these covenants or that the bank will waive the compliance with any such covenants in the event that we do not meet them. If we fail to meet the quarterly payments any repayment of loans to Bank Hapoalim or to meet these covenants, the bank may demand immediate repayment of the outstanding debts and all interest thereon and shall be entitled to exercise the remedies available to it. This would have a material adverse effect on our business.

We have substantially reduced the number of our employees during 2005, 2006, and 2007 and may be unable to meet certain revenue objectives and accordingly continue to incur losses.

During 2004, we substantially increased our overall headcount from 86 at the beginning of 2004 to 126 at the end of 2004. Part of this increase was related to the assumption of 25 employees from the acquisition of Utility Partners. In June 2005, we added another 22 employees with the acquisition of e-Wise Solutions, raising our headcount to 148. After the acquisition of e-Wise, we determined that we had an excess of resources resulting from these acquisitions and took action to reduce headcount. These actions resulted in a reduction of our headcount to 120 at the end of December 2005, 98 at the end of December 2006, and 88 at the end of December 2007. Although we believe we currently have sufficient resources available to meet and support our current obligations in relation to our current staff, we may not be able to maintain this headcount. If we are forced to reduce headcount further, our ability to meet our growth goals and our business and operations may be negatively impacted.

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

Our future success depends on our ability to absorb and retain senior employees and to attract, motivate and retain highly qualified professional employees. Competition for these employees can be intense, especially in a number of our key markets and locations, including Israel. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. This is particularly true in Israel where competition for qualified personnel is intense. We may not be able to compete effectively for the personnel we need. The delisting of our Ordinary Shares from The Nasdaq Capital Market and OTCBB may impact our ability to retain and attract personnel as the delisting may impact the amount and liquidity of compensation in the form of share options and restricted shares granted to employees. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our ability to achieve our research and development and sales objectives.

If we fail to maintain effective system of internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may not be able to report our financial results accurately. As a result, we could be subject to costly litigation, and current and potential shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our Ordinary Shares.

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

The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our Ordinary Shares. The market price of the Ordinary Shares may fluctuate substantially due to a variety of factors, including:

•	the delisting of our Ordinary Shares from The Nasdaq Capital Market and OTCBB and subsequent availability for trading on the Pink Sheets;

•	any actual or anticipated fluctuations in our financial condition and operating results;

•	our inability to meet any guidance or forward looking information, if provided;

•	public announcements concerning us or our competitors;

•	the introduction or market acceptance of new service offerings by us or our competitors;

•	changes in security analysts’ financial estimates;

•	changes in accounting principles;

•	sales of our Ordinary Shares by existing shareholders;

•	limited market for our shares;

•	the use of our Ordinary Shares for the acquisition of the outstanding shares or certain assets of companies;

•	the need to raise additional capital through private or public debt or equity financings; and

•	changes in the political conditions in Israel.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management’s attention and resources, which could cause serious harm to our business.

We have never paid cash dividends and have no intention to pay cash dividends in the foreseeable future.

We have never paid cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain earnings, if any, for use in financing our operations and expanding our business, in particular to fund our research and development and sales and marketing activities, which are important to capitalize on technological changes and new market opportunities. Any future dividends distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors. The distribution of dividends also may be limited by Israeli law, which allows the distribution of dividends out of retained earnings or otherwise upon the permission of the court. You should not rely on an investment in our Ordinary Shares if you require dividend income from your investment.

Future sales of our Ordinary Shares in the public market or issuances of additional securities could cause the market price for our Ordinary Shares to fall.

Since August 4, 2003, commensurate with the timing of our initial need to raise additional capital, the amount of our outstanding shares has increased substantially. The increase in the amount of outstanding shares is due primarily to (i) private equity and convertible debt financings which raised approximately $13.4 million since 2003 to the date hereof (See Liquidity and Capital Resources section under Item 5 – How We Have Financed Our Business; Source of Cash), excluding transaction related expenses, in exchange for our Ordinary Shares and debts convertible to Ordinary Shares, (ii) the acquisition of Utility Partners, Inc. which resulted in the issuance of 179,697 Ordinary Shares in July 2004, and (iii) the acquisition of e-Wise Solutions which resulted in the issuance of an aggregate of 111,156 Ordinary Shares in June and August of 2005.

As of July 15, 2008, we also had outstanding warrants to purchase 673,199 Ordinary Shares at exercise prices ranging from $1.25 to $10.50 per share, and we have reserved up to 528,000 Ordinary Shares for issuance under our share option plans, of which 36,531 options have been exercised and the restrictions on 107,353 restricted shares have lapsed as of July 15, 2008. In addition, we have the balance of the convertible debt with LibertyView with a face value of $480,000 which may be converted by LibertyView at any time into Ordinary Shares at an exercise price of $11.025 per share. The sale, or availability for sale, of substantial quantities of our Ordinary Shares may have the effect of further depressing their market price. A large number of our Ordinary Shares that were previously subject to resale restrictions are currently eligible or shall soon be eligible for resale into the public market.

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

A significant portion of our revenues each year has been derived from large orders from a small number of customers which are not necessarily the same customers each year. In 2005, three customers each accounted for approximately 8% or more of revenues, and represented an aggregate of 31% of our total revenues. In 2006, three customers each accounted for approximately 7% or more of revenues, and represented an aggregate of 23% of our total revenues. In 2007, three customers each accounted for approximately 6% or more of revenues, and represented an aggregate of 19% of our total revenues. We do not expect that these three customers accounting for 19% of our revenue during 2007 will represent a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We cannot assure you that other customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to be profitable.

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

The market for mobile workforce management software solutions is evolving. This makes it difficult to predict demand and market acceptance for our products. Changes in technologies, industry standards, customer requirements and new product introductions by existing or future competitors could render our existing products obsolete and unmarketable, or require us to develop new products. We have limited development resources to expend on product development. Therefore, we may be unable to timely develop products that meet the market’s future needs. If we were to experience a significant increase in the number of customers, or were to decide to effect a significant increase in our development of new product offerings, or both, we would need to expend significant amounts of money, time and other resources. This could strain our personnel and financial resources.

During the past few years, we have experienced fluctuation in the mix of our revenues from software licenses and services, and a reduction in the overall amount of our services revenues. If either or both of these trends continue, it may adversely affect our gross margins and profitability.

Our revenues from the sale of software licenses have fluctuated over the past three years, increasing to approximately $1.8 million in 2007 from approximately $1.5 million in 2006 and approximately $1.7 million in 2005. Our revenues from services have also fluctuated over the past three years, decreasing to approximately $9.4 million in 2007 from approximately $12.3 million in 2006 and from approximately $12.5 million in 2005. Both of these trends have a direct impact on our gross margins and profitability. Our gross margin from software licenses is substantially higher than our gross margin from services, since our cost of services, which includes expenses of salaries and related benefits of the employees engaged in providing the services, is substantially higher than our cost of software licenses. However, a decline in the volume of services revenues we generate also has a direct impact on our overall gross margins and profitability if not accompanied by a similar increase in the amount of revenue from software licenses. If the trend of decreases in software license revenues should reoccur or decreases in services revenues continues, our gross margins and profitability may be adversely affected.

If we fail to stabilize or improve our margins on service revenues in the future, our results of operations could suffer.

Our margins on service revenues have not been consistent. In 2007, our margins on services revenues were 40% compared to 45% in 2006 and 37% in 2005. In order to stabilize or improve our margins on services revenues, we will need to maintain or increase the efficiency and utilization of our services personnel, consistently control our costs, and increase the volume of our services revenues. There is no assurance that we will be able to maintain or improve our services margins, or, that they will not decline further in the future.

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

We market and sell our products and services in the United States, Europe and the Middle East, Asia and Australia. We received 21% of our total revenue in 2005, 28% of our total revenue in 2006, and 21% of our total revenue in 2007 from sales to customers located outside of the United States. In addition to our operations in the United States, we have sales and support facilities and offices in Israel and Australia. These operations require, and the expansion of our existing operations and entry into additional international markets will require, significant management attention and financial resources. In addition, since our financial results are reported in dollars, decreases in the rate of exchange of non-dollar currencies in which we make sales relative to the dollar will decrease the dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may materially adversely affect our results of operation. Historically, we have not hedged our foreign currency-denominated account receivables and expenses risks. We are also subject to a number of risks customary for international operations, including:

•	differing technology standards and language requirements;

•	changing product and service requirements in response to the formation of economic and marketing unions, including the European Economic Union;

•	economic or political changes in international markets;

•	greater difficulty in accounts receivable collection and longer collection;

•	unexpected changes in regulatory requirements;

•	the uncertainty of protection for intellectual property rights in some countries; and

•	multiple and possibly overlapping tax structures.

We depend on key personnel, and the loss of any key personnel could affect our ability to compete and our ability to attract additional key personnel may be impaired.

Our future success depends on the continued service of our executive officers and other key personnel. All of our key management and technical personnel have expertise. The loss of any of these individuals could harm our business significantly. We have employment agreements with our executive officers. Although these agreements generally require notification prior to departure, relationships with these officers and key employees are at will. The loss of any of our key personnel could harm our ability to execute our business or financial strategy and compete successfully in the marketplace.

Our executive officers, directors and affiliated entities will be able to influence matters requiring shareholder approval and they may disapprove actions that you voted to approve.

As of July 15, 2008, our executive officers and directors serving as of such date, and entities affiliated with them, in the aggregate, beneficially owned approximately 27.1% of our outstanding Ordinary Shares, including options and warrants to purchase Ordinary Shares which are exercisable or will become exercisable within 60 days of July 15, 2008 and all Ordinary Shares which may be issued upon conversion of Preferred A Shares .The above % does not take into effect restricted Ordinary shares, that were granted to executive officers and directors, which will be released from restriction within more than 60 days of July 15, 2008. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

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

Our operations outside the United States have grown in recent years. Our facilities are located in North America, Israel, and Australia. This geographic dispersion requires significant management resources that may place us at a disadvantage compared to our locally based competitors. In addition, our international operations are generally subject to a number of risks, including:

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

We are organized under the laws of the State of Israel. Several of our executives, directors, certain research and development employees, and some of the experts named in this annual report are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions instituted in Israel.

Political, economic and military conditions in Israel could negatively impact our business.

Our principal research and development facilities are located in Israel. We are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the state of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, which varies in degree and intensity, has caused security and economic problems in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing or revived hostilities related to Israel will not have a material adverse effect on us or our business and on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain and although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2008. The recent election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council may create additional unrest and uncertainty. In addition, during 2006 an outbreak of open hostilities occurred along Israel’s northern border with Lebanon, and more recently extensive hostilities along Israel’s border with the Gaza Strip since June 2007 when the Hamas effectively took control of the Gaza Strip, which have intensified since February 2008. To date, these matters have not had any material effect on our business and results of operations, but there can be no assurance that they will not do so in the future.

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

Most of our revenues are in dollars or are linked to the U.S. dollar, while a portion of our expenses, principally salaries and the related expenses for our Israeli operations, are incurred in NIS. We do not utilize hedging to manage currency risk and, therefore, are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. During 2007, the NIS appreciated considerably against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. Such trend has continued during the first six months of 2008 with further substantial appreciation of the NIS against the U.S. dollar. NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

Tax benefits that are available to us from the investment Center of the Israeli Ministry of Industry, Trade and Labor require us to meet several conditions and may be terminated or reduced in the future, which would increase our future tax expenses.

We receive tax benefits under Israeli law for capital investments that are designated as approved enterprises. To maintain our eligibility for these tax benefits, we must continue to meet conditions stipulated in applicable law and in our specific approvals, including making specified investments in fixed assets and employing minimum number of skilled employees. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future. We may submit requests for new programs to be designated as approved enterprises. These requests might not be approved, particularly in light of difficult economic conditions in Israel. In addition, in March 2005, the law governing these tax benefits was amended to revise the criteria for investments that qualify for tax benefits as an approved enterprise. We cannot assure you that we will, in the future, be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits could seriously harm our financial condition and results of operations.

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

From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (“OCS”).OCS grants was last received during 2003. The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding are subject to approval by an OCS committee and to various conditions, including payment by us to the OCS of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred. In connection with a merger or similar transaction, the amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of the relevant technology compared to the total investment in our company, net of financial assets that we have at the time of the transaction, but in no event less than the amount of the grant. In addition, in the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments. These restrictions may impair our ability to enter into agreements for those products or technologies, without OCS approval. In addition, if we fail to comply with any of the conditions imposed by the OCS, we may be required to refund any grants previously received, together with interest and penalties.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Although we believe that we will not be treated as a passive foreign investment company in 2007, we cannot assure the shareholders that we will not be treated as a passive foreign investment company in 2008 or in future years. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of the average value of our assets (or possibly the adjusted bases of our assets in particular circumstances), including the pro rata share of the assets of any company in which we are considered to own 25% of the shares by value, in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of the shareholders will be subject to adverse tax consequences, including:

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

Over the past 20 years, we have developed, marketed, and supported field service software applications that have provided companies with solutions that improve the quality and efficiency of complex service business processes. During this period of time, numerous customers around the world have deployed our solutions.

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

On July 28, 2004, we issued to LibertyView Special Opportunities Fund, L.P. $2.5 million aggregate principal amount of 7.5% Convertible Debt due July 28, 2014. We are obligated to pay interest on this Debt on a quarterly basis commencing October 15, 2004, with interest to be paid either in cash or registered Ordinary Shares, at our discretion.

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

On August 8, 2005, we consummated with LibertyView a private placement that involved (i) the issuance of 66,667 of our Ordinary Shares for cash consideration of $700,000, (ii) the issuance of a warrant to purchase 23,334 Ordinary Shares at an exercise price of $10.50 per Ordinary Share, and (iii) the replacement of the loan under the Debt with a $2.98 million loan under a new debt, which is convertible at a fixed conversion price of $11.025 per Ordinary Shares into 270,295 Ordinary Shares.

On September 28, 2005, we consummated with the September 2005 Investor Group a private placement that involved (i) the issuance of 47,620 of our Ordinary Shares for cash consideration of $500,000 at an exercise price of $10.50 per Ordinary Share, (ii) the issuance of a warrant to purchase 32,540 Ordinary Shares at an exercise price of $10.50 per share, (iii) a debt for $500,000 which is convertible at a fixed conversion price of $11.025 per Ordinary Share into 45,352 Ordinary Shares, and (iv) the issuance of 6,508 Ordinary Shares to one of the investors as a finder’s fee for this transaction.

On June 2, 2006, we converted $2.0 million of a convertible debt held by LibertyView to 261,438 Preferred A Shares at an exercise price of $7.65 per Preferred A Share. These Preferred A Shares can be converted to Ordinary Shares by LibertyView in its discretion on a one-to-one basis at any time. The Preferred A Shares issued to LibertyView have all rights and privileges as our Ordinary Shares including, without limitation, voting rights on an as-converted basis, and will have preference over the Ordinary Shares in any distribution to our shareholders. The remaining $980,000 balance of LibertyView’s convertible debt remained in effect under the existing terms of the debt.

On June 6, 2006, we completed a private placement of our Ordinary Shares with three existing shareholders and one new institutional investor that involved (i) the issuance of 287,540 of our Ordinary Shares for cash consideration of $1,350,000, and (ii) warrants to purchase 57,508 Ordinary Shares at an exercise price of $5.634 per Ordinary Share.

On September 28, 2006, we converted the $0.5 million convertible debt held by the September 2005 Investor Group and all accrued interest thereon into 114,301 Ordinary Shares of the Company at a conversion price of $ 4.7025 per Ordinary Share per the terms of the convertible debt.

On November 30, 2006, LibertyView sold $0.5 million of its Convertible Debt to Jerusalem High-tech Founders, Ltd. (“JHTF”), a company controlled by Samuel HaCohen, the Company’s Chairman of the Board of Directors, and in which Vladimir Morgenstern, a member of the Company’s Board of Directors, has an economic interest. Upon the sale of the debt, we signed an agreement with JHTF, which was approved by our shareholders and consummated on December 29, 2006, to convert the $500,000 Convertible Debt to Preferred A Shares at $7.65 per Preferred A Share, which may be converted at the discretion of JHTF on a one-to-one basis to Ordinary Shares at any time. The remaining $480,000 balance of LibertyView’s convertible debt remains in effect under the existing terms of the debt.

On January 17, 2007, we effected a five (5) for one (1) reverse share split, issuing one new Ordinary Share, of NIS 5.0 par value per share, in exchange for every five Ordinary Shares, of NIS 1.0 par value per share and issuing one new Preferred A Share, of NIS 5.0 par value per share, in exchange for every five Preferred A Shares, of NIS 1.0 par value per share.

On April 23, 2007, we dissolved our Japanese subsidiary, ViryaNet Japan K.K., and replaced our direct presence in Japan with a reseller arrangement with a firm based in Tokyo, Japan, Octpark Ltd., led by the former general manager for ViryaNet Japan. Octpark Ltd. provides sales and support activities for ViryaNet products to our existing customers and new customers in the Japanese market. Prior to the dissolution, our office lease expired on November 30, 2006 and we terminated the remainder of our full-time employees effective December 31, 2006.

On June 4, 2007, we voluntarily requested from The NASDAQ Stock Market that our Ordinary Shares be delisted from The NASDAQ Capital Market on June 11, 2007. We were subsequently advised by Nasdaq that our Ordinary Shares would be delisted from The NASDAQ Capital Market on June 12, 2007 and on December 14, 2007 our Ordinary Shares began to be quoted and traded on the Over-The-Counter Bulleting Board (“OTCBB”) under the trading symbol VRYAF.OB.

On December 19, 2007, we completed a private placement of our Ordinary Shares with a group of new financial investors that included (i) the issuance of 363,636 Ordinary Shares at a price of $1.65 per Ordinary Share for the consideration of $600,000, (ii) a non-interest bearing convertible note in the amount of $161,000 with a conversion price of $1.65 per Ordinary Share, (iii) a non-interest bearing convertible note in the amount of $439,000 with a conversion price of $1.65 per Ordinary Share, subject to the Company’s shareholders’ approval and (iii) warrants to purchase an aggregate of 600,000 Ordinary Shares at an exercise price of $2.00 per Ordinary Share, subject to the Company’s shareholders’ approval. The convertible note has no maturity date and can only be converted into Ordinary Shares. The warrants have a callable feature whereby we can force the exercise of up to 50% of the amounts covered under the warrants when all Ordinary Shares issued in connection with this new investment are registered with the SEC.

On January 31, 2008 the Company’s shareholders approved the issuance of the $439,000 convertible note and the warrants mentioned above.

On September 11, 2008, due to our delinquency with respect to the filing of our annual report on Form 20-F for the period ended December 31, 2007, our Ordinary shares ceased to be eligible for quotation on the OTC Bulletin Board (“OTCBB”) and have been removed from OTCBB. Following the removal from OTCBB, our Ordinary shares became immediately eligible for quotation and trading on the Pink Sheets. After the filing of this Form 20-F we will review our alternatives for the reinstatement of our quotation on the OTC Bulletin Board.

Business Overview

ViryaNet is a provider of packaged software applications that automate business processes for mobile workforce management and field service delivery. Optimizing both simple and complex field service work, ViryaNet’s solutions schedule and dispatch resources, enable mobile field communication, and provide visibility and operational guidance. Our mission is to provide companies with solutions that improve the quality and efficiency of their service business processes. We also provide professional services required to implement and support our software solutions. We have approximately 60 customers worldwide with operations and support offices in the United States, Israel, and Australia.

We target companies in the utility, telecommunications, retail, insurance and general service industries that have distributed mobile workforces, strong commitments to customer satisfaction, extensive service agreements, and a need to improve their service operations. We believe that these industries provide substantial growth opportunities for our products and services.

Our historical growth has occurred organically as well as through acquisitions. In February 2002, we acquired Alpharetta, Georgia based iMedeon, Inc. In July 2004, we acquired another mobile workforce management company, Tampa, Florida based Utility Partners, and in June 2005, we acquired substantially all of the assets of e-Wise Solutions of Australia, a provider of front-office automation solutions to the utilities sector. These acquisitions have provided us with domain expertise; an installed base of customers in the utilities market, our primary market focus; and significant partnerships, and have enabled us to incorporate additional features, functions and technology into our advanced product platform.

Business Strategy

Our goal is to become the leader in the mobile workforce management software market. We intend to achieve this goal by increasing our sales and marketing efforts in North America, growing our business in target sectors through our partner network as well as through our direct sales force; increasing our revenues from Europe and Asia/Pacific by expanding our partner network, adding resources in support of international activities, establishing a local presence in certain targeted geographic markets where a subsidiary structure is warranted; and intensifying our focus on account management and customer support to enable follow-on sales into our installed base.

Markets

We deliver state-of-the-art solutions specific to the needs of key markets, including utilities, telecommunications and cable/broadband companies, retail/grocery companies, insurance companies, and general service providers. We reach prospects within each of these markets through our direct sales force, supported by marketing campaigns, as well as through our partner network, including, among others, GE Energy, Mitchell International, Telvent, and Vodafone, which acquired Aspective in 2007.

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

Our revenues are derived mainly from the sale of software licenses and from maintenance and services that we provide in support of our software. The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	2005	2006	2007
Revenues:
Software licenses	12.1	11.0	15.9
Maintenance and services	87.9	89.0	84.1

Total revenues	100%	100%	100%

The following table summarizes the revenues from our products and services by country, stated as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Country	2005	2006	2007
United States	79.3	71.6	78.9
Europe	7.4	7.4	9.0
Asia Pacific	13.3	21.0	12.1

Total	100.0%	100.0%	100.0%

The majority of our sales personnel operates through our United States subsidiary and cover North America, Europe and portions of Asia Pacific, and the rest operate through our subsidiary in Australia. Our sales and marketing staff consists of professionals in a variety of fields, including marketing and media relations, direct sales, technical sales consultants, product management, and business development. As of December 31, 2007, we employed 13 sales, marketing and business development personnel.

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

In Europe, we continue to utilize our global partners GE Energy and Telvent along with our partner Vodafone (which acquired Aspective in 2007) which has developed a specialized practice dedicated to the implementation of ViryaNet’s solutions and providing post-contract maintenance and support. All of our partners, and their customers are supported by our business development, customer care, and professional services organizations in the United States, Israel, and Australia.

Application service providers are used to provide our product to customers who wish to avoid the initial cost of our product combined with the required hardware platforms and infrastructure investments. Through an application service provider, customers will be billed a monthly rental or subscription fee. We have three partners that have hosting capability, offering our products in a software as a service (SaaS) model: Vodafone, Mitchell International, and Alliance Data Systems (ADS).

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

We currently package our applications for specific industries by seeking to capture best business practices and embedding those processes into our application, incorporating processes, workflows, reports, and screens appropriate for companies in our target industries. These best practices, coupled with powerful functionality capabilities, allow us to package ViryaNet Service Hub and applications into industry bundles, including:

•	ViryaNet Service Hub for Utilities

•	ViryaNet WorkUP™ for Utilities

•	ViryaNet Service Hub for Telecommunications

•	ViryaNet Service Hub for Retail

•	ViryaNet Service Hub for General Service

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

ViryaNet Service Hub Internet Platform Components

The infrastructure of ViryaNet Service Hub includes these important platform components:

ViryaNet Service Portal

Offers a singular, personalized gateway that allows internal users as well as customers, field employees and external partners, suppliers, and vendors to interface with Service Hub through the Web. The ViryaNet Service Portal allows users to access service information in real-time, share documents, collaborate with other users and obtain service.

Mobile Computing Platform (MCP)

Provides mobile users with access to the data and applications they require, allowing them to stay productive, regardless of location. ViryaNet MCP enables mobile users to work in both on-line and off-line mode utilizing both thin clients and fat clients.

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

Black Hills Corporation—this leading utility, serving electric and natural gas customers in seven US states, has acquired Aquila, a WorkUP™ customer since 1996, in 2008. ViryaNet WorkUP™ allows Black Hills to manage its entire field workforce.

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

The Building Commission—located in Melbourne, this statutory authority that oversees the building control system in Victoria and regulates building practices, uses the ViryaNet product for its Compliance and Conciliation and its Technical Services Group to better utilize its existing workforce, cut response times to customers, and lower operations costs through improved communications, better customer service, and optimize workforce productivity.

City West Water (CWW) – one of three retail water businesses located in metropolitan Melbourne and owned by the Victorian Government, CWW provides drinking water, sewerage, trade waste, and recycled water services to approximately 276,000 residential and 31,300 non-residential customers in the Melbourne area. CWW uses ViryaNet mobile workforce management automating approximately 100 CWW technicians who respond to reactive, scheduled, and SCADA jobs over a vast geographical area. The ViryaNet product was integrated with asset management, GIS, and SCADA systems. Using the ViryaNet product CWW has improved the operational performance of its crews, expedited work orders, and has provided real-time updates of job progress in the office and field, thus, improving organizational efficiency, customer satisfaction, and job morale.

Sheetz—the fastest-growing convenience store chain in the United States with 344 locations across six states and, in 2007, ranked as one of the best companies to work for in Pennsylvania, uses ViryaNet Service Hub for comprehensive field service management of its retail operations. Sheetz deployed ViryaNet Service Hub for Retail to manage customer interactions, schedules appropriate field resources, dispatches work orders via wireless technologies, return updated data from the field to the external systems, and give technicians insight into inventory information. Sheetz will use Service Hub as the foundation for improving the availability of products and services to customers and increase field productivity, reduce maintenance costs, and enhance the overall customer experience.

Singapore Power Services—this wholly-owned subsidiary of Singapore Power, an Asian utility and energy group based in Singapore, uses ViryaNet Service Hub for Utilities in conjunction with GE to automate its field workforce activities.

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

•

Vodafone—a European eBusiness solution provider, specializing in front-office applications for sales, marketing and customer service that positions ViryaNet Service Hub and mobile workforce management applications in the UK, with vast reach into continental Europe. Vodafone has acquired Aspective , our partner in the UK, in 2007.

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

Competition

The market for mobile workforce management applications and the automation of field service delivery are highly competitive yet fragmented and stratified, although a number of our traditional competitors have been acquired by larger companies. We compete for the business of global or nationwide organizations that seek to support complex and sophisticated products across a variety of industries. We compete in the utilities and telecommunications segments of our markets against companies like Service Power Technologies, plc., Vista Equity Partners (via its acquisition of our competitors MDSI and Indus International), ClickSoftware Ltd., Telcordia, and Intergraph Corporation. Our primary competitors in commercial and other general field service markets include enterprise application solution providers such as Astea International Inc. and Metrix Inc., along with traditional ERP and CRM software application vendors such as Oracle Corporation, and SAP A.G.

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

Intellectual Property Rights

We rely primarily on a combination of trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights, as well as limiting access to the distribution of proprietary information. We cannot assure you that the steps taken to protect our intellectual property rights will be adequate to prevent misappropriation of our technology or to preclude competitors from independently developing such technology. Furthermore, we cannot assure you that, in the future, third parties will not assert infringement claims against us or with respect to our products.

As a general matter, the software industry is characterized by substantial litigation regarding patent and other intellectual property rights. Third parties may claim that we are infringing their intellectual property rights. We have certain indemnification obligations to customers with respect to the infringement of third party intellectual property rights by our products. There can be no assurance that infringement claims by third parties or claims for indemnification by customers or end users of our products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect our business, financial condition or operating results. In the event of any adverse ruling in any such matter, we could be required to pay substantial damages, which could include treble damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license under the intellectual property rights of the third-party claiming infringement. There can be no assurance that a license would be available on reasonable terms or at all. Any limitations on our ability to market our products, any delays and costs associated with redesigning our products or payments of license fees to third parties or any failure by us to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on our business, financial condition and operating results.

There can be no assurance that others will not develop technologies that are similar or superior to our technology, or design around any licensing arrangements issued to us. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary. Policing any of such unauthorized uses of our products is difficult, and although we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect proprietary rights as fully as do the laws of the United States or Israel. There can be no assurance that our efforts to protect our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

Organizational Structure

We are organized under the laws of the State of Israel. We are the parent company of our wholly owned subsidiaries which are specified in the table below.

Name of Subsidiary	Country of Incorporation

ViryaNet, Inc.	Delaware, USA

Utility Partners, Inc. (*)	Delaware, USA

iMedeon, Inc. (*)	Georgia, USA

ViryaNet Pty Ltd. (*)	Australia

ViryaNet Europe Ltd.	United Kingdom

(*)	Wholly-owned subsidiary of ViryaNet, Inc.

Note: On April 23, 2007, we formally dissolved our Japanese subsidiary, ViryaNet Japan KK.

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

ViryaNet, Inc., our subsidiary located in Massachusetts, leases 10,007 square feet of office space in Southborough, Massachusetts, that is utilized primarily for administrative, marketing, sales, service and technical support purposes, with an annual rent of approximately $185,000. The lease agreement for these premises expires on June 30, 2011.

Utility Partners, the subsidiary of ViryaNet, Inc. located in Tampa, Florida, leased approximately 4,300 square feet of office space used primarily for engineering, sales, services and technical support purposes. The premises were leased under a lease agreement that expired on October 16, 2007, with a total annual rent of approximately $127,000, including certain communication costs. We agreed to extend the term of this lease agreement on a quarterly basis at the same monthly cost until we found lower cost space in a suitable location. On July 17, 2008, we have moved to another location in the Tampa area under a renewable six months lease term with an annual rent of approximately $20,000.

ViryaNet Pty Ltd., our subsidiary in Australia, leases approximately 1,700 square feet of office space in Melbourne, Australia on monthly basis with a total annual rent of approximately $23,000.

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

Services revenues are comprised of revenues from the performance of implementation, consulting, integration, post-contract maintenance support and training services. Implementation, consulting, integration and training services are billed at an agreed upon rate plus incurred expenses. Customers that license our products generally purchase these services from us or from our resellers and systems integrators. Post-contract maintenance support provides technical support and the right to unspecified software upgrades when and if available. Post-contract maintenance support revenues are charged to customers as a percentage of license fees depending upon the level of support coverage desired by the customer.

We sell our products through our direct sales force and through relationships with system integrators, application service providers and resellers. Our sales cycle from our initial contact with a potential customer to the signing of a license and related agreements has historically been lengthy and variable. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources, causing us to incur most of our product development and selling and marketing expenses in advance of a potential sale. In addition, a number of companies decide which products to buy through a request for proposal process. In those situations, we also run the risk of investing significant resources in a proposal that results in a competitor obtaining the desired contract from the customer or in a decision by a customer not to proceed.

The majority of our revenues are derived from customers in the United States, with the balance generated by customers in Europe, and the Asia Pacific regions. The percentage of revenue derived from the Asia Pacific region decreased from 21% of total revenue in 2006 to 12% of total revenue in 2007. This decline is attributed primarily to the dissolution of our Japanese subsidiary in April 2007 and the completion in 2007 of several projects in Asia-Pacific region which were initiated prior to 2007. The percentage of revenue derived from Europe was 7% in 2006 and increased to 9% in 2007. The increase in the percentage of revenue derived from Europe is attributable to a substantial license transaction with a customer in the utilities market based in Germany. Further growth in the percentage of revenue derived from Europe will depend upon the success of our partners, principally GE Energy and Vodafone to successfully close license sales with new customers.

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

Cost of Revenues

The cost of revenues consists of the cost of software license revenues and cost of maintenance and services. The cost of software license revenues consists of costs of third-party software that is either embedded in our software or licensed for resale from third-party software providers to enhance the functionality of our software, amortization of acquired technology, and to a lesser extent royalty payments to the OCS. The cost of acquired technology is established as part of the purchase price allocation related to the acquisitions of Utility Partners, Inc. and e-Wise Solutions and is amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with SFAS No. 142, . Cost of maintenance and services consists of salaries and related expenses of our professional services organization employees, third-party consultants and contractors, amortization of stock-based compensation and other administrative expenses incurred in support of these personnel. We expect the annual increase in the cost of services to approximate the growth of professional services revenue on an annual basis.

Operating Expenses

Operating expenses are categorized into research and development expenses, sales and marketing expenses, and general and administrative expenses.

Research and development expenses include costs relating to the development of our products. These costs consist primarily of salaries and benefits for research and development employees, facilities and other administrative expenses, the cost of consulting development resources that supplement our internal development team and amortization of stock-based compensation. These expenses are presented net of any governmental grants. Due to the relatively short time between the date our products achieve technological feasibility and the date they generally become available to customers, costs subject to capitalization under SFAS No. 86 have been immaterial and have been expensed as incurred.

Sales and marketing expenses consist of salaries and commissions for sales and marketing employees and consultants, amortization of acquired customer relationship, office expenses, travel, printing and distribution, market research, advertising and promotional expenses, other administrative expenses and amortization of stock-based compensation. The cost of customer relationship is established as part of the purchase price allocation related to the acquisitions of Utility Partners, Inc. and e-Wise Solutions, and amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with SFAS No. 142.

General and administrative expenses consist of salaries for administrative, executive and finance personnel, information system costs, insurance, accounting, legal, professional fees, other administrative expenses and amortization of stock-based compensation.

Amortization of stock-based compensation includes the amortization of employee stock-based compensation and expenses for stock -based awards granted to employees, directors and consultants in exchange for services. Stock-based compensation expense is amortized over the vesting schedule of the stock options or restricted shares using the straight-line approach, or, over the term of the services provided. These expenses are reported in the statement of operations under the applicable operating expense categories (i.e., cost of services, sales and marketing, research and development, and general and administrative) and no longer reported as a separate line item.

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

Adoption of New Accounting Standard

On January 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 ,” or FIN 48. See discussion below under “Critical Accounting Policies” and Note 14 to our financial statements, “Taxes on Income”.

Our Location in Israel

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. See Item 3D “Risk Factors – Risks Related to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Impact of Currency Fluctuation and of Inflation

A significant portion of the cost of our Israeli operations, mainly personnel costs, is incurred in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2007, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. Such trend continued during the first six months of 2008 with the NIS further appreciated against the U.S. dollar. Also, NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques we cannot eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price. The caption “Financial and other income (expenses), net” in our consolidated financial statements includes the impact of these factors as well as traditional interest income or expense.

Seasonality

Our operating results are generally not characterized by a seasonal pattern.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “ Fair Value Measurements ,” or SFAS 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact our consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. We are currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, ” or SFAS No. 159. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS No. 159 are effective for financial statement issued for fiscal years beginning on January 1, 2008. We have determined that the adoption of SFAS 159 will not have an impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R (revised 2007), “Business Combinations,” or SFAS 141R. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. SFAS 141R will have an impact on accounting for future business combinations once adopted and not on prior acquisitions. As such the nature and magnitude of the specific effects will dependent upon the nature, terms and size of the acquisitions we consummate after the effective date.

In December 2007, the FASB issued SFAS No. 160, “ Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 ,” or SFAS No. 160. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of the provisions of SFAS No. 160 is not anticipated to materially impact our consolidated financial position and results of operations.

On December 21, 2007 the staff of the Securities and Exchange Commission issued SAB No. 110, which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. SAB 110 expresses the views of the Staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The Staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. As a result, we do not expect that the adoption of SAB No. 110 will have a significant impact on our consolidated financial statement.

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

Revenue Recognition

Revenue results are difficult to predict, and any shortfall in revenues or delay in recognizing revenues could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. In addition, the timing of our revenue recognition influences the timing of certain expenses, such as commissions and royalties, which could cause our expenses to fluctuate from period to period. We follow very specific and detailed guidelines in measuring revenues. However, certain judgments affect the application of our revenue policy.

The Company generates revenues from licensing the rights to use its software products directly to end-users. The Company also enters into license arrangements with indirect channels such as resellers and systems integrators resellers whereby revenues are recognized upon sale through to the end user by the reseller.

The Company also generates revenues from rendering professional services, including consulting, customization, implementation, training and post-contract maintenance and support.

Revenues from software product license agreements that do not involve significant customization and modification of the software product are recognized, under Statement of Position No. 97-2, “Software Revenue Recognition” (“SOP No. 97-2”), as amended by Statement of Position 98-9, “Modifications of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions”. SOP No. 98-9 generally requires revenues earned from software arrangements involving multiple elements that typically consist of license, professional services, and post-contract maintenance and support, be recognized under the residual method and allocated to each element. Under the residual method, revenue is recognized for the delivered elements when (1) there is vendor-specific objective evidence (“VSOE”) of the fair values of all the undelivered elements, (2) VSOE of fair value does not exist for one or more of the delivered elements in the arrangement, and (3) all revenue recognition criteria of the amended SOP 97-2 are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. Our VSOE used to allocate the sales price to professional services and maintenance is based on the price charged when the undelivered elements are sold separately. In the event that VSOE of fair value does not exist for all undelivered elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue would be deferred until such evidence exists for the undelivered elements, or until all elements are delivered, whichever occurs earlier.

Revenue from software license fees is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed and determinable and collectability is probable. We do not grant a right of return to our customers. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer, assuming all other revenue recognition criteria have been met.

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

Arrangement that include services are evaluated to determine if those services are considered essential to the functionality of the other elements of the arrangement, Services that are considered essential consist primarily of significant production, customization or modification of the software product. When such services are provided revenues under the arrangement are recognized using contract accounting in accordance with Statement of Position No. 81-1 “Accounting for Performance of Construction—Type and Certain Production—Type Contracts” (“SOP No. 81-1”), using the percentage-of-completion method, based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract, provided that the revenues are fixed or can be reasonably estimated, collection is probable, costs related to performing the work are determinable or can be reasonably determined, and there is no substantial uncertainty regarding our ability to complete the contract and to meet the contractual terms. When services are not considered essential, the revenues from the services are recognized as the services are performed.

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

Service revenues from professional services include implementation and consulting, post-contract maintenance support and training. Implementation and consulting services revenues are generally recognized on a time and material basis or as these services are performed. Post-contract maintenance support agreements provide technical support and the right to unspecified software updates, when available. Revenues from post-contract maintenance support services are recognized ratably over the contractual support term, generally one year. Amounts collected from customers in excess of revenues recognized are recorded as deferred revenue.

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

Goodwill and Other Intangible Assets

Under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill is not amortized but is subject to an annual impairment test. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of market multiples for the reportable unit. We have recorded goodwill of approximately $2.8 million related to our acquisition of iMedeon on February 25, 2002, $3.7 million related to our acquisition of Utility Partners, Inc. on July 29, 2004, and $0.6 million related to our acquisition of substantially all of the assets of e-Wise Solutions on June 15, 2005. We have performed impairment tests and determined that our goodwill of approximately $7.2 million is not subject to an impairment charge as of year-end 2007.

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

Long-lived Assets other than Goodwill

We are required to assess the impairment of long-lived assets, other than goodwill, tangible and intangible under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (SFAS No. 144) on a periodic basis, when events or changes in circumstances indicate that the carrying value may not be recoverable. Where events and circumstances are present which indicate that the carrying value may not be recoverable, we recognize an impairment loss. Such impairment loss is measured by comparing the recoverable amount of the asset with its carrying value. The determination of the value of such intangible assets requires management to make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or the related assumptions change in the future, we could be required to record impairment charges. We have performed impairment tests and determined that the unamortized portion of our long-lived assets other than goodwill of approximately $1.3 million is not subject to an impairment charge as of year-end 2007.

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

Equity-based Compensation Expense

We account for equity-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment.” Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual results differ from these estimates, equity-based compensation expense and our results of operations could be impacted.

Prior to the adoption of SFAS No. 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123. Pursuant to these accounting standards, we recorded deferred compensation for stock options granted to employees at the date of grant equal to the excess of the market value of the underlying shares at that date over the exercise price of the options. Furthermore, when terms of options granted were modified, we accounted for the modifications as an exchange of the original award, resulting in additional compensation expenses based on the differences between the fair value of the new award and the original award immediately before modification and in accordance with SFAS No 123.

We adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, included: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). As required by the modified prospective method, results for prior periods have not been restated.

We did not grant any stock options during 2006 and 2007. During 2005, 2006 and 2007 we granted restricted shares to employees, directors and consultants. All restricted shares were granted for no consideration. In accordance with SFAS 123(R), restricted shares are measured at their fair value as if they were vested and issued on the grant date; therefore, their fair value was equal to the share price at the date of grant.

Accounting for Income Tax

On January 1, 2007, we adopted the Financial Accounting Standards Board, or FASB, Interpretation No. 48, “Accounting for Uncertainty in Income Taxes , an Interpretation of FASB Statement No. 109, ” or FIN 48, which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, “ Accounting for Income Taxes .” The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Prior to January 1, 2007, we estimated our uncertain income tax obligations in accordance with SFAS No. 109 and SFAS No. 5 “Accounting for Contingencies ”, or SFAS No. 5. As a result of the adoption of the FIN 48 and our evaluation of our tax position taken or expected to be taken with respect to uncertain tax obligations, we have recorded a liability for unrecognized tax benefits, of approximately $55,000 which was accounted for as an increase to the January 1, 2007 balance of the accumulated deficit and an amount of $13,000 related to interest and penalties on tax positions for the year ended December 31, 2007 which was recorded in financial expenses.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards, for which the benefits have not been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2007 and 2006 are appropriately accounted for in accordance with FIN 48, SFAS No. 5 and SFAS No. 109 as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See note 14 to consolidated financial statements for further information regarding income taxes. We are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. Our tax returns are subject to ongoing audits by the tax authorities, which often result in proposed assessments. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

The Company and its subsidiaries file federal and state income tax returns in the U.S., Israel, Australia and the UK. ViryaNet Ltd. may be subject to examination by the Israel tax authorities for fiscal years 2003 through 2007. ViryaNet Inc.'s (the U.S. subsidiary) tax returns through 2006 were audited by the U.S. Internal Revenue Service (“IRS”) which resulted with no incremental tax liability. ViryaNet Inc. may be subject to examination by the IRS for fiscal year 2007. ViryaNet PTY (the Australian subsidiary) may be subject to examination by the Australian tax authorities for fiscal years 2005 through 2007.

Operating Results

The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	2005	2006	2007
Revenues:
Software license	12.1%	11.0%	15.9%
Maintenance and services	87.9	89.0	84.1

Total revenues:	100.0	100.0	100.0
Cost of revenues:
Software licenses	2.5	2.6	3.2
Maintenance and services	55.3	49.3	50.5

Total costs of revenues	57.8	51.9	53.7
Gross profit	42.2	48.1	46.3

Operating expenses:
Research and development	17.6	15.3	20.5
Sales and marketing	36.7	26.6	30.7
General and administrative	21.1	19.7	22.3

Total operating expenses	75.5	61.7	73.5
Operating loss	(33.3)	(13.5)	(27.2)
Financial expenses, net	(9.3)	0	(4.8)
Loss from liquidation of a subsidiary	0	0	(2.1)
Net loss	(42.6)	(13.8)	(34.1)

Geographic Distribution

The following table summarizes the revenues from our products and services by country/region, stated as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
Country/Region	2005	2006	2007
United States	79.3	71.6	78.9
Europe	7.4	7.4	9.0
Asia Pacific	13.3	21.0	12.1

Total	100.0%	100.0%	100.0%

Comparison of Fiscal Years Ended December 31, 2006 and 2007

Revenues

Our total revenues decreased by $2.7 million or 19.5% from $13.9 million in 2006 to $11.2 million in 2007. Revenues from maintenance and services revenues declined by approximately $3.0 million from $12.3 million to $9.4 million, off set by an increase in revenues from software licenses of $0.3 million from $1.5 million to $1.8 million. From a geographic perspective, our revenues in North America declined by $1.1 million, from $9.9 million to $8.8 million and our revenues from Asia Pacific, including Japan, declined by $1.6 million from $2.9 million to $1.3 million, while revenues in Europe were flat at approximately $1.0 million. From a channels perspective, the contribution of revenue from direct sales and indirect sales was the same in 2007 as 2006 at 71% and 29%, respectively, however, the volume of direct sales declined by $1.9 million and the volume of indirect sales fell by $0.8 million.

In 2007, we were successful at increasing our revenues from software licenses compared with 2006 and acquired several new customers which contributed to this growth. However, we completed several large services arrangements that were initiated prior to 2007 and contributed substantially less revenue during 2007, and, we were not successful in closing services revenue opportunities suitable to replace these projects, particularly in the Asia Pacific region.

In 2008, we believe that we can grow our total revenue with expectations for a continued increase in new license sales with new customers, and an increase in the sale of licenses and professional services into our installed base of existing customers. We expect to receive more contributions to revenue in 2008 from our investments in sales and marketing efforts in support of our existing channel partners in Europe, and the introduction of new software product offerings to markets which extend our ability to assist customers with the operations of their business.

Software Licenses

Software license revenues increased by 16.4%, from $1.5 million in 2006 to $1.8 million in 2007. This increase of $0.3 million is attributable to higher revenue derived from the sale of our software to new customers in the retail market.

As a percentage of total revenue, software licenses increased from 11.0% of revenue in 2006 to 15.9% of revenue in 2007. The increase in the percentage of revenue provided by software licenses is attributable to the 16% increase in the volume of our software licenses, as mentioned above, and the 24% decline in maintenance and services revenues from new and existing customers which fell from $12.3 million in 2006 to $9.4 million in 2007. There were no rate changes in our license fees that had a material impact on our revenues.

Maintenance and Services

Our maintenance and services revenues decreased by 24%, from $12.3 million in 2006 to $9.4 million in 2007. During 2007, our maintenance and services revenues declined by $3.0 million worldwide as several services projects which began prior to 2007 were successfully completed but contributed substantially less revenue during 2007, and we were not successful replacing these projects with new implementation efforts in a timely manner to avoid the reduction in annual maintenance and services revenue. In North America, our maintenance and services revenues declined by approximately $1.2 million. In Asia Pacific, our maintenance and services revenues declined by approximately $1.6.

As a percentage of total revenue, maintenance and services revenue decreased from 89.0% of revenue in 2006 to 84.1% of revenue in 2007 as a result of the 16% growth in sales of software licenses and 24% decline in maintenance and services revenues. There were no rate changes in our maintenance and services fees that had a material impact on our revenues.

Cost of Revenues

Total cost of revenues decreased by 17% from $7.2 million in 2006 to $6.0 million in 2007, as further explained below.

Cost of Software Licenses

The cost of software licenses was $0.4 million in 2006 and in 2007, while the cost of software licenses as a percent of software license revenue decreased from 23.4% in 2006 to 20.2% in 2007. The decrease in the cost of software licenses as a percent of software license revenue is attributable to the expiration of amortization costs related to acquired technology assets from the acquisition of Utility Partners in July 2004.

Cost of Maintenance and Services

The cost of maintenance and services decreased by 18%, from $6.8 million in 2006 to $5.6 million in 2007. The decrease in the cost of maintenance and services of $1.2 million is attributable to (i) a decrease of $1.1 million in compensation costs related to the reduction of 10 maintenance and service personnel on a full-year weighted average basis, and (ii) a reduction of $0.1 million related to the discontinuation of maintenance services provided by a third party to one of our end-users. Maintenance and services costs as a percentage of maintenance and services revenues increased from 55% in 2006 to 60% in 2007. The increase in the cost of maintenance and services as a percentage of maintenance and services revenues resulted primarily from the 24% decrease in maintenance and services revenues and our inability to lower costs proportionally with the substantial decline in revenues.

Operating Expenses

Research and Development

Our net research and development expenses increased by 8% from $2.1 million in 2006 to $2.3 million in 2007, and increased as a percent of revenue from 15.3% of revenue in 2006 to 20.5% in 2007. The increase in the amount of research and development expenses in 2007 of approximately $0.2 million was primarily attributable to the exchange rate impact of the U.S. dollar against the NIS as the majority of our research and development activity occurs at our development facility in Israel.

We expect that we will continue to devote a substantial portion of our revenues to research and development to enhance our existing products, merge certain features and functionality of WorkUP ™ and FOCUS with ViryaNet Service Hub, enhancements to improve the quality and configurability of our software, and develop new features and functionality that will benefit all of our customers. In 2008, we expect the amount of expenses for research and development to increase slightly in comparison to the amount of those expenses in 2007, and we expect that research and development as a percentage of revenue should remain flat or slightly decline if revenue growth occurs as expected. See “Cautionary Statement Regarding Forward-Looking Statements”.

Sales and Marketing

Our sales and marketing expenses were $3.4 million, or 30.7% of revenue in 2007 compared to $3.7 million or 26.6% of revenue in 2006, a year over year decrease of $0.3 million or 7.1%. This decrease was primarily attributable to a reduction in base and variable compensation costs of approximately $0.3 million related to a decrease of 3 sales personnel on a full-year weighted average basis. We expect sales and marketing expenses to increase in 2008 compared to 2007 and we expect that sales and marketing as a percentage of revenue should remain flat or decline slightly to the extent that revenue growth occurs as expected. See “Cautionary Statement Regarding Forward-Looking Statements”.

General and Administrative

Our general and administrative expenses were $2.5 million, or 22.3% of revenue in 2007 compared to $2.7 million, or 19.7% of revenue in 2006, a year over year decrease of $0.2 million or 9.1%. This decrease was attributable to a reduction in compensation costs of $0.2 million related to a decrease of 2 administrative personnel on a full-year weighted average basis. We expect general and administrative expenses to remain flat or slightly increase in 2008 compared to 2007 and we expect that these expenses as a percentage of revenue should decline to the extent that revenue growth occurs as expected. See “Cautionary Statement Regarding Forward-Looking Statements”.

Financial Income and Expenses, net

Financial income and expenses, net, changed from $44,000 of expenses in 2006 to approximately $0.5 million of expenses in 2007. The year to year change in the amount of financial income and expense, net, of approximately $0.5 million was attributable to (i) a one-time non-cash benefit of approximately $1.0 million in 2006 related to the conversion of $2.5 million of the convertible debts held by LibertyView and JHTF, offset by (ii) lower interest expenses in 2007 of approximately $0.3 million, resulting from repayment of long-term bank loan in 2007 and conversion of convertible debts mentioned above and (iii) financial expenses of approximately $0.2 million in 2006, related to certain fundraising activities. We expect that financial expenses, net, to increase in 2008 resulting from foreign currency translation adjustment caused by the weakening of the US dollar relative to the NIS. See “Cautionary Statement Regarding Forward-Looking Statements”.

Loss from Liquidation of a Subsidiary

Our loss from the liquidation of our Japanese subsidiary in April 2007 was $0.2 million in 2007. The amount of the loss recorded is related to the accumulation of currency translation adjustments since the inception of the subsidiary that is removed from the separate component of equity upon the dissolution of our Company’s Japanese subsidiary.

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

Software Licenses

Software license revenues decreased by 12%, from $1.7 million in 2005 to $1.5 million in 2006. This decrease of $0.2 million is primarily attributable to lower revenue derived from the sale of our software in the North America market as we experienced delays later in the year in closing certain new deals before the end of the year. In 2006, we became more dependent on our channel partners to sell our software as the percentage of software licenses sold through partners increased to 54% compared to 9% in 2005. With the increased reliance on partners, we became less able to control the timing of the closing for transactions involving partners.

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

Maintenance and Services

Our maintenance and services revenues decreased slightly by 1%, from $12.5 million in 2005 to $12.3 million in 2006. The decrease of $0.1 million reflects a shift in the contribution of professional services revenue from North America and our Japanese subsidiary in 2006 compared to 2005. During 2006, North America revenues declined by approximately $1.0 million as several projects which began in 2005 were successfully completed in the first half of 2006 and we were not able to replace these projects with new implementation efforts in a timely manner to avoid the reduction in annual maintenance and services revenue. In Japan, our services revenues declined by approximately $0.2 million. We were not as successful in 2006 in selling new services to our installed base of customers that could adequately justify the continuation of a subsidiary operation in Japan. We concluded that this market could be more profitably supported utilizing a local reseller familiar with our products and services capabilities, our installed base of customers, and the Japanese market demand for mobile workforce management solutions. In Asia Pacific, our services revenues increased by $1.1 million, primarily as a result of the full-year contribution of our new subsidiary in Australia which was established in June 2005. There were no rate changes in our maintenance and services fees that had a material impact on our revenues.

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

Cost of Maintenance and Services

The cost of maintenance and services decreased by 13%, from $7.9 million in 2005 to $6.8 million in 2006. The decrease in the cost of maintenance and services of $1.0 million is primarily attributable to a reduction in compensation costs related to the reduction of 14 maintenance and service personnel on a weighted average basis, offset by an increase of $0.1 million related to the cost of resources utilized from the development organization in the delivery of maintenance and services to customers. Maintenance and services costs as a percentage of maintenance and services revenues decreased from 63% in 2005 to 55% in 2006. The decrease in maintenance and services costs as a percentage of maintenance and services revenues resulted primarily from the decrease in personnel noted above along with an increase in the efficiency and utilization of our services personnel needed to deliver maintenance and services revenue.

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

Financial Income and Expenses, net

Financial income and expenses, net, changed from approximately $1.3 million of expenses in 2005 to approximately $0.04 million of expenses in 2006. The year to year change in the amount of financial income and expense, net, of approximately $1.3 million is primarily attributable to (i) a one-time non-cash charge of approximately $0.8 million in 2005 related to the accounting for a modification to the terms of the LibertyView convertible debt, (ii) a one-time non-cash benefit of approximately $1.0 million in 2006 related to the conversion of $2.5 million of the convertible debts held by LibertyView and JHTF, offset by (iii) unfavorable foreign currency translation adjustment of approximately $0.3 million caused by the weakening of the US dollar relative to the NIS and (iv)  financial expenses of approximately $0.2 million related to certain fundraising activities.

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

During 2004, we raised approximately $2.5 million of cash, excluding transaction related expenses, in a convertible debt financing transaction. The transaction consisted of the following:

•

On July 28, 2004, we issued to LibertyView a 7.5% Convertible Debt in the aggregate principal amount of $2.5 million due July 28, 2014. We are obligated to pay interest on the Debt on a quarterly basis commencing October 15, 2004, either in cash or our Ordinary Shares, at our discretion. The Debt is convertible, at the option of LibertyView, at any time before its maturity date into our Ordinary Shares at a fixed conversion price of $21.50 per Ordinary Share. LibertyView also has an option to require us to purchase the Debt in an amount equal to 100% of the principal amount plus accrued and unpaid interest, on July 15, 2008, July 15, 2009, and July 15, 2011. If LibertyView elects to require us to purchase the Debt, we can elect to pay the repurchase price in cash, Ordinary Shares, or a combination thereof. The Debt is also subject to repurchase for cash, at LibertyView’s option and at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, on the occurrence of certain events, including the following: (i) an acquisition of our company for cash only, (ii) an acquisition of our company by another company whose market value is less than $25.0 million, (iii) if our Ordinary Shares are neither listed for trading on a U.S. national securities exchange nor approved for trading on The Nasdaq Stock Market or any similar system of automated dissemination of quotations of securities prices, and (iv) if we become subject to bankruptcy or similar proceedings (regarding changes in the terms of the Debt, see also the August 8, 2005, transaction with LibertyView below). In connection with the Debt, we agreed to file an F-3 Registration Statement covering the Ordinary Shares which may be issued upon conversion of the Debt within the earlier of (i) 60 days from the date of the Debt, and (ii) 5 business days after the registration statement that was filed with the SEC prior to the date the Debt is declared effective by the SEC. In that respect, we have also agreed that in the event the F-3 is not filed on time or not declared effective by the SEC within 90 days after it is filed, we will pay LibertyView cash compensation equal to 1% of the loan under the Debt for each month of delay (on a pro rated basis). On May 27, 2005, we entered into a letter agreement with LibertyView under which we agreed to issue to LibertyView 10,000 of our Ordinary Shares and pay a cash amount of $40,000 as the sole and complete remedy for our inability to meet such registration deadlines. On June 29, 2005, we entered into an additional letter agreement with LibertyView under which LibertyView agreed, for the period ending on January 1, 2006, to waive its right to require us to repurchase the debt if our Ordinary Shares are neither listed for trading on a U.S. national securities exchange nor approved for trading on The Nasdaq Stock Market or any similar system of automated dissemination of quotations of securities prices. In connection with such waiver, we issued 2,000 of our Ordinary Shares to LibertyView.

During 2005, we raised approximately $3.5 million of cash, excluding transaction related expenses, in a combination of convertible debt financing and private placement transactions for our Ordinary Shares. The transactions consisted of the following:

•

In February 2005, we completed a private placement of our Ordinary Shares to Telvent Investments, S.L., a current shareholder. In exchange for approximately $1.3 million, we issued 116,332 Ordinary Shares at a price of $11.435 per Ordinary Share.

•

On August 8, 2005, we completed with LibertyView a private placement of our Ordinary Shares that involved (i) the issuance of 66,667 of our Ordinary Shares for cash consideration of $700,000 at a price of $10.50 per Ordinary Share, (ii) the issuance of a warrant to purchase 23,333 Ordinary Shares at an exercise price of $10.50 per share, and (iii) cash of $480,000 in consideration for an increase in the value of the Debt from $2.5 million to $2.98 million and a replacement of the loan under the Debt with a new debt, which is convertible at a fixed conversion price of $11.025 per Ordinary Shares into 270,295 Ordinary Shares. Liberty View also has an option to require us to purchase the Debt in an amount equal to 100% of the principal amount plus accrued and unpaid interest, on July 15, 2008, July 15, 2009, and July 15, 2011.

•

On September 28, 2005, we completed with the September 2005 Investor Group a private placement that involved (i) the issuance of 47,619 of our Ordinary Shares for cash consideration of $500,000 at a price of $10.50 per Ordinary Share, (ii) the issuance of a warrant to purchase 32,540 Ordinary Shares at an exercise price of $10.50 per share, (iii) a debt for $500,000 which is convertible at a fixed conversion price of $11.025 per Ordinary Share into 45,352 Ordinary Shares, and (iv) the issuance of 6,508 Ordinary Shares to one of the investors as a finder’s fee for this transaction. Under the terms of the convertible debt, the Company may compel conversion of the debt prior to its maturity date.

During 2006, we raised $1.35 million of cash, excluding transaction related expenses, in private placement transactions for our Ordinary Shares, and we also converted $3.0 million of convertible debts to equity in the form of Ordinary Shares and Preferred A Shares. The transactions consisted of the following:

•	On June 2, 2006, we converted $2.0 million of a convertible debt held by LibertyView to Preferred A Shares at an exercise price of $7.65 per Preferred A Share.

•

On June 6, 2006, we completed a private placement of our Ordinary Shares with three existing shareholders and one new institutional investor. In exchange for $1.35 million, we issued (i) 287,540 Ordinary Shares at a price of $4.695 per Ordinary Share and (ii) warrants to purchase 57,510 Ordinary Shares at an exercise price of $5.634 per Ordinary Share.

•

On September 28, 2006, we converted the $0.5 million convertible debt held by the September 2005 Investor Group and all accrued interest thereon into 114,301 Ordinary Shares of the Company at a conversion price equal to the average closing price for the Company’s shares for the twenty (20) day period prior to the maturity date of the Convertible Loan of $ 4.7025 per Ordinary Share per the terms of the convertible debt.

•

On November 30, 2006, LibertyView sold $0.5 million of its convertible debt to Jerusalem High-tech Founders, Ltd. (“JHTF”), a company controlled by Samuel HaCohen, the Company’s Chairman of the Board of Directors, and in which Vladimir Morgenstern, a member of the Company’s Board of Directors, has an economic interest. Upon the sale of the debt, we signed an agreement with JHTF, which was approved by our shareholders and consummated on December 29, 2006, to convert the $500,000 Convertible Debt to Preferred A Shares at an exercise price of $7.65 per Preferred A Share.

During 2007, we raised approximately $1.2 million of cash, excluding transaction related expenses, in Ordinary shares, convertible note and warrants financing transaction involving our Ordinary Shares. The transaction consisted of the following:

•

On December 19, 2007, we completed a private placement of our Ordinary Shares with a group of new financial investors (the “Lewis Opportunitiy Fund Group”) that included (i) the issuance of 363,636 Ordinary Shares at a price of $1.65 per Ordinary Share for the consideration of $600,000, (ii) a non-interest bearing convertible note in the amount of $161,000 with a conversion price of $1.65 per Ordinary Share, (iii) a non-interest bearing convertible note in the amount of $439,000 with a conversion price of $1.65 per Ordinary Share, subject to the Company’s shareholders’ approval and (iv) warrants to purchase an aggregate of 600,000 Ordinary Shares at an exercise price of $2.00 per Ordinary Share, subject to the Company’s shareholders’ approval. The convertible note has no maturity date and can only be converted into Ordinary Shares. The warrants have a callable feature whereby we can force the conversion of up to 50% of the warrants when all Ordinary Shares issued in connection with this new investment are registered with the SEC.

On January 31, 2008 the Company’s shareholders approved the issuance of the $439,000 convertible note and the warrants mentioned above.

On July 31, 2008 the Lewis Opportunity Fund Group signed an exercise letter in which they exercise warrants to purchase 300,000 Ordinary Shares at an exercise price of $2.00 per Ordinary Share and further undertook to transfer the exercise price no later than October 30, 2008.

Bank Financing

In February 2002, our line of credit with Bank Hapoalim, under which we were able to borrow up to $6.0 million, was extended until January 31, 2003. On January 21, 2003, that line of credit was terminated and the $3.45 million outstanding on that date was converted to a loan subject to re-payment by July 21, 2003. On July 14, 2003, Bank Hapoalim restructured this loan by converting $2.4 million of the $3.45 million short-term loan into a long-term loan. The balance of $1.05 million was paid back by the end of November 2003. The $2.4 million long-term loan was payable quarterly in equal installments of $267,000 beginning on January 1, 2004, with interest payable quarterly at a rate of LIBOR plus 2.75%. This debt arrangement was subject to certain conditions, which were replaced in connection with our March 2005 arrangement with Bank Hapoalim described below.

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

On December 22, 2005, we refinanced our debt arrangement with Bank Hapoalim by converting $1.8 million of the outstanding short-term borrowings at that time to long-term debt payable over three years in equal quarterly installments of $150,000, with the first payment due on April 1, 2006 and with interest payable quarterly at a rate of LIBOR plus 2.25%. In conjunction with the restructuring of our long-term debt, our overall bank financing arrangement with Bank Hapoalim became subject to the following covenants: (i) our shareholders equity, on a quarterly basis, shall be at least the higher of (a) 17% of our total assets, or (b) $3.0 million, and (ii) our cash balance (a) shall not be less than $1.0 million, and (b) on a quarterly basis, shall not be less than $1.0 million. In connection with this refinancing, we issued 6,000 Ordinary Shares at par value NIS 5.0 per share to Bank Hapoalim Limited and agreed to register these 6,000 Ordinary Shares as part of our commitment to the bank for this issuance.

During 2006 and through the second quarter of 2007, we received a waiver from Bank Hapoalim for each period in which we were not in compliance with these bank covenants.

On August 29, 2007, Bank Hapoalim agreed to modify our bank covenant requirements as part of our overall bank financing arrangement such that on a quarterly basis starting August 1, 2007 (i) our shareholders’ equity shall be at least the higher of (a) 13% of our total assets, or (b) $1.5 million, and (ii) our cash balance shall not be less than $0.5 million. In addition, Bank Hapoalim provided us with a waiver of these new bank covenant requirements for the remainder of 2007. In connection with the modification of these waivers and bank covenant requirements, we agreed to pay $10,000 of fees and issue 10,000 Ordinary Shares to the bank.

As of June 30, 2008, our aggregate outstanding borrowings with Bank Hapoalim was approximately $2.2 million, which consisted of (i) short-term borrowings of approximately $1.7 million, of which $1.6 million is drawn in dollars with interest payable quarterly at a rate of LIBOR plus 2.25% and $0.1 million is drawn in NIS with interest payable quarterly at a rate of approximately 9%, and (ii) the outstanding balance on our long-term loan arrangement with Bank Hapoalim of approximately $0.5 million with interest payable quarterly at a rate of LIBOR plus 2.25%.

We were not in compliance with these covenants for each quarterly period during the first half of 2008. However, on September 28 we received a waiver of these covenants from Bank Hapoalim for each quarterly period during the first half of 2008. Bank Hapoalim also provided us with a waiver of these covenants for the remainder of 2008 and for the first quarter of 2009. In addition, on September 29, 2008, Bank Hapoalim agreed to convert the $1.6 million of short term loan that was due on January 2, 2009 to long-term loan, such that $0.1 million will be paid on July 2, 2009, an additional $0.1 million will be paid on August 15, 2009 and the balance of $1.4 million will be paid over 14 quarterly payments starting October 2, 2009. The interest will be paid quarterly at a rate of LIBOR plus 3.25%. In connection with these waivers and the conversion of the short-term loan to a long-term loan, we agreed to pay fees of $30,000 to the bank.

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

Cash

As of December 31, 2007, we had cash and cash equivalents of $0.4 million, compared to $0.7 million as of December 31, 2006. In summary, the $0.3 million decrease in cash and cash equivalents is attributable to $1.1 million of net cash used in operating activities, $0.2 million of net cash used in investing activities, offset by $1.0 million of net cash provided by financing activities.

In 2007, net cash used in operating activities was $1.1 million resulting from our net loss from operations of $3.8 million less (i) depreciation and amortization of $0.7 million, (ii) an increase in deferred revenues of $0.9 million, (iii) a loss from the liquidation of our Japanese subsidiary of $0.2 million, (iv) stock based compensation of $0.3 million, (v) a decrease in other receivables and prepaid expenses of $0.3 million, (vi) an increase in trade payables and accrued expenses of $0.2 million and (vii) an increase in accrued severance pay of $0.1 million. For 2006, net cash used in operating activities was $2.7 million, resulting primarily from our loss from operations net of depreciation and amortization of $1.1 million, from income of $1.0 million from the extinguishment of convertible debts, and from the decrease in current liabilities such as deferred revenues of $0.9 million, trade payables and other payables of $0.7 million, offset by decreases in current assets such as receivables and prepaid expenses of $0.5 million. Net cash used in operating activities was $3.7 million in 2005, primarily resulting from our loss from operations net of depreciation and amortization of $5.4 million.

Net cash used in investing activities during 2007 was $0.2 million, resulting from purchase of property and equipment. For 2006, net cash used in investing activities was $30,000, resulting from purchase of property and equipment. Net cash used in investing activities was $0.2 million in 2005, primarily attributable to $0.1 million of cash used in connection with the acquisition of e-Wise Solutions and approximately $0.1 million of capital equipment purchases.

Net cash provided by financing activities during 2007 was approximately $1.0 million, which included $0.6 million of net proceeds raised in equity financing, $0.4 million of net proceeds raised from convertible note financings, and $0.6 million related to an increase in short-term bank credit, offset by $0.6 million of repayments against long-term bank loans. Net cash provided by financing activities was $1.3 million in 2006, which included $1.3 million of net proceeds received in the sale of our Ordinary Shares, an increase in short-term bank credit with Bank Hapoalim of approximately $0.9 million, offset by the re-payment of short-term and long-term loans with Bank Hapoalim and a related party of approximately $0.9 million. Net cash provided by financing activities was $3.0 million in 2005, which included $2.7 million of cash raised in the sale of our Ordinary Shares, $0.9 million of net proceeds raised in convertible note financings, and an increase in short-term bank credit with Bank Hapoalim of $0.6 million, offset by the re-payment of long-term debt with Bank Hapoalim of approximately $1.1 million.

Future Cash Needs

In addition to our need to continue to meet our payment obligations to Bank Hapoalim under the terms of our debt arrangement, our capital requirements depend on numerous factors, including market demand and acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, and the timing and extent of establishing additional international operations. We intend to continue investing significant resources in our selling and marketing and research and development operations in the future. We believe that our cash and cash equivalents and funds generated from operations will be sufficient to finance our operations for at least until the end of 2008. Our ability to achieve profitability using our currently available cash and cash equivalents will depend on our ability to increase our revenues while continuing to control our expenses. We cannot assure you that we will be able to achieve profitability, particularly given the risk factors outlined earlier in this Form 20-F. If we are not successful doing so, we will be required to seek new sources of financing. If additional funds are raised through issuance of equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of Ordinary Shares, and the terms of these securities could impose restrictions on our operations, and will result in additional dilution to our shareholders. Our ability to raise additional secured debt may require the consent of Bank Hapoalim and LibertyView. The delisting of our Ordinary Shares from The Nasdaq Capital Market and the OTCBB could significantly impair our ability to raise capital should we desire to do so in the future, as it may materially impair the market price and trading market for the Ordinary Shares received by investors in a financing transaction, even when quoted on the Pink Sheets.

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

Our research and development net expenditures for 2005, 2006 and 2007 were $2.5 million, $2.1 million and $2.3 million, respectively (see the paragraph headed “We may be unable to maintain or expand our sales, marketing, research and development and support organizations which may hinder our ability to grow and meet customer demands” in the Risk Factors set forth in Item 3 above).

Research and Development Grants

We conduct our research and development activities primarily at our principal offices in Israel. Our research and development efforts have been financed in the past, in small part, through grants from the OCS. Under these grants, royalties are payable to the OCS at the rate of 3% to 5% of revenues derived from products developed by us according to those programs. The aggregate amount of royalties we could be obligated to pay would be up to 100% to 150% of the amount of grants received, with annual interest at the rate of LIBOR at the time of the grant.

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

In 2001 and 2002, we received approvals for grants from the OCS in the amount of $372,000, which were received by us through December 31, 2003. During 2005, 2006, and 2007 we made royalty payments of $2,000, $0, and $6,000 respectively, to the OCS related to these grants. As of December 31, 2007, we have an outstanding contingent liability to pay royalties in the amount of approximately $387,000, including interest.

Impact of Inflation

Since our revenues are generated in United States dollars and currencies other than New Israeli Shekels (NIS), and a portion of our expenses is incurred and will continue to be incurred in NIS, we are exposed to risk by the amount that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar and other currencies. We are also exposed to risk if the timing of the devaluation lags behind inflation in Israel. In 1994, 1995 and 1996, the inflation rate in Israel exceeded the rate of devaluation of the NIS against the dollar and other currencies. This trend was reversed during 1997 and 1998. In 1999 and in 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS, and in 2001 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. In 2002, the devaluation of the NIS against the dollar was similar to the rate of inflation. In 2003 and 2004, the NIS gained in value against the dollar while the rate of inflation was negative. In 2004, the NIS gained 2% in value against the dollar while the rate of inflation was 1%. In 2005, the NIS lost 6.7% in value against the dollar while the rate of inflation was 2.4%. In 2006, the NIS gained 8.2% in value against the dollar while the rate of inflation was -0.1%. In 2007, the NIS gained 9% in value against the dollar while the rate of inflation was - 0.4%. We generally do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. We also do not own any market risk sensitive instruments. However, we may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks.

Effective Corporate Tax Rate

Our effective corporate tax rate will reflect a mix of the United States, United Kingdom, Australian and Israeli statutory tax rates on our United States, United Kingdom , Australian and Israeli income. The Israeli corporate tax rate has been gradually reduced as follows: 2004 – 35%, 2005 – 34%, 2006 – 31%, It is currently 27% in 2008, and will be reduced over the coming the years as follows: 2009 – 26% and 2010 and thereafter – 25%. The majority of our income, however, is derived from our two investment programs with approved enterprise status under the Law for the Encouragement of Capital Investments and is eligible for some tax benefits, subject to certain conditions and restrictions. However, the benefits status of one of the programs expires in 2008.

Under our investment programs we will enjoy a tax exemption on income derived during the first ten years in which these investment programs produce taxable income after the commencement of production, provided that we do not distribute the income as dividends. All of these tax benefits are subject to various conditions and restrictions.

See the discussion in the Tax section in Item 10.

As of December 31, 2007, we had net operating loss carryforwards for tax reporting purposes of approximately $7.2 million in the United States, $30.3million in Israel, $18.2 million in the United Kingdom, and $0.2 million in Australia. In the United States, the internal revenue code limits the use in any future period of net operating loss carryforwards following a significant change in ownership interests. Since we have incurred tax losses through December 31, 2007, we have not used these net operating losses. In April 2007, we dissolved our Japanese subsidiary, ViryaNet Japan KK, and the net operating loss carryforward of approximately $1.2 million was extinguished as part of the dissolution.

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

As a percentage of our total revenue, our software license revenue decreased from 12.1% in 2005 to 11.0% in 2006. This decline is attributable to reduced sales of new licenses to customers while recurring revenues from existing customers related to professional services and post-contract maintenance and support which are not dependent on the sales of new licenses, were essentially flat year to year. During 2007, our total revenues declined by 19.5% compared to 2006 while our software license revenue grew 16.4% from $1.5 million in 2006 to $1.7 million in 2007 and increased from 11.0% of total revenue in 2006 to 15.9% of total revenue in 2007. While growth of our software license revenues is a good indicator of buying interest in our products and adds favorably to our gross margins and profitability, a portion of the increase in mix from 11.0% to 15.9% was also due to a 23.9% reduction in the amount of revenues from services which declined from $12.3 million in 2006 to $9.4 million in 2007. The decline in our services revenues is not directly related to any changes in the amount of our software license sales but more related to the completion of some large professional services engagements that began in 2006 and did not contribute as much revenue in 2007.

In general, we do not believe that declines in revenue from software as a percentage of total revenue will have an impact on our future maintenance and services revenue or our business as a whole since we expect to sell licenses in the future which will generate more professional services and maintenance and support revenue in addition to recurring services revenue with existing customers, assuming that our existing customers continue to purchase additional services and renew post-contract support from us.

For information about our expectations regarding our future cost of revenues, future operating expenses and liquidity and capital resources, please see the discussion under the “Risk Factors” section of Item 3 and the “Operating Results” section and the “Liquidity and Capital Resources” section of Item 5.

Off-balance Sheet Arrangements

Other than potential royalty payments to the OCS, we are not party to any material off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

Contractual Obligations as of December 31, 2007 (1)	Payments due by Period (US$ in thousands)
	Total	One Year or –Less	1 – 3 Years	4 – 5 Years
Short-term bank debt	$1,815	$1,815	$—	$—
Long-term bank debt (1)	$738	$589	$149	$—
Long-term convertible debt (1)	$480	$480	$—	$—
Operating leases (2)	$1,353	$647	$706	$—
Accrued severance pay, net (3)	$573	$—	$—	$573
Uncertain income tax position (4)	$68	$—	$—	$—
Total Contractual Cash Obligations:	$5,027	$3,531	$855	$573

(1)	See “Liquidity and Capital Resources Bank Financing.”

(2)	Includes leases for facilities and automobiles.

(3)	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. See also Note 2 to our financial statements for further information regarding accrued severance pay.

(4)	Uncertain income tax position under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 14 of the Notes to Consolidated Financial Statements for further information regarding the Company’s liability under FIN 48.

Operating Leases

Payments under non-cancelable operating lease agreements for facilities expire on various dates through 2011. As of the date hereof, our annual aggregate lease obligations for facilities for the period 2008 through 2011 are $395,000, $188,000, $190,000, and $95,000, respectively.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Name	Age	Position
Samuel I. HaCohen	51	Executive Chairman of the Board of Directors
Memy Ish-Shalom	48	President and Chief Executive Officer
Jeffrey J. Oskin	38	Chief Operating Officer
Nir Diskin	41	Vice President, Development
Mark Hosking	44	Manager, ViryaNet Australia
Vladimir Morgenstern	50	Director
Arie Ovadia	59	Director
Manuel Sanchez Ortega	44	Director
Nati Perry	54	Director
Ronit Lerner	38	Director

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

Memy Ish-Shalom has served as ViryaNet’s president and chief executive officer since January 2006 and as our chief operating officer from February 2001 until November 2002. Prior to rejoining ViryaNet, Mr. Ish-Shalom served as the chief executive officer of Wadago, Ltd., an Israeli based privately held company that has developed a product set for enabling visibility and control for file-based application integration. Prior to Wadago, Ltd., Mr. Ish-Shalom was a co-founder and served as the chief operating officer of Guardium Inc., a privately held company that develops and delivers innovative database security solutions for IBM, Oracle, Microsoft, and Sybase environments based in Waltham, Massachusetts. Mr. Ish-Shalom served as vice president of customer care and billing at Amdocs from April 2000 until November 2000. During the period from May 1989 until April 2000, Mr. Ish-Shalom was employed at ViryaNet and served in a number of senior management positions, including research and development manager, general manager of Israeli operations, and executive vice president of engineering. Mr. Ish-Shalom holds a Bachelor of Science degree in computer science from the Hebrew University of Jerusalem.

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

Vladimir Morgenstern co-founded the Company with Mr. HaCohen. He has served as one of the Company’s directors since July 1999. Mr. Morgenstern currently serves as a business and technology advisor to several start-up companies and is a senior architect at EMC Software. From November 1999 until October 2001, Mr. Morgenstern served as the Company’s executive vice president, corporate programs. Mr. Morgenstern served as the Company’s technical manager and chief technology officer from March 1988 until November 1999. Before co-founding ViryaNet, Mr. Morgenstern held senior systems management positions at John Bryce Systems Ltd. and the Hadassah Hospital, Jerusalem. Currently, Mr. Morgenstern is a senior architect at EMC Software. Mr. Morgenstern holds a Bachelor of Science degree in physics from Vilnius University in Lithuania and has completed all course work for a Master of Science degree in applied mathematics.

Arie Ovadia advises major Israeli companies on finance, accounting and valuations and is a member of the board of directors of several corporations, including Israel Discount Bank, Phoenix Insurance Company, Elite Industries, Israel Petrochemical Industries and Tadiran Communications. He has taught at New York University (New York, NY), Temple University (Philadelphia, PA) and, in Israel, at Tel Aviv and Bradford Universities. Dr. Ovadia serves as a member of the Israeli Accounting Board and is a 15-year member of the Israeli Security Authority. He holds an undergraduate degree and an MBA from Tel Aviv University and earned his PhD in economics from the Wharton School at the University of Pennsylvania.

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

Nati Perry has served as a director of ViryaNet since December 2007. Mr. Perry is the former founder and chief executive officer of Barak I.T.C., a leading ISP and telephony company based in Israel. Prior to becoming chief executive officer, Mr. Perry also served as the chief operating officer, and vice president of engineering since founding Barak I.T.C in 1997. Prior to Barak I.T.C., Mr. Perry was with the Israeli Air Force since 1984 and served as the head of several departments of the Air Force including communications, planning and logistics. Mr. Perry received his Bachelor of Science degree in electrical engineering from Ben-Gurion University of Negev, Israel in 1981, and his Master of Science degree in Teleprocessing from USM University in the United States in 1984.

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

Compensation

The aggregate remuneration we paid for the year ended December 31, 2007 to our directors and executive officers as a group was approximately $1.47 million in salaries, fees, commissions and bonuses. Included in this amount is remuneration of approximately $0.28 million to one of our former executive officers and to one of our former directors. The aggregate amount set aside or accrued during 2007 to provide pension, retirement or similar benefits for directors and officers of our company, pursuant to any existing plan provided or contributed to by us, was approximately $13,000.

On November 26, 2003, our shareholders approved a compensation plan for our directors who are not executive officers. For each calendar year, any non-executive director attending any of the five (5) scheduled meetings of the Board of Directors is entitled to receive $1,000 for each meeting attended in person, or $500 for each meeting attended by phone only. On November 29, 2005, a revised compensation plan for our directors who are not executive officers was approved by shareholders and became effective on January 1, 2006. The revised compensation plan includes (i) an annual fixed retainer of $3,000 for each member of the Board of Directors, (ii) an annual fixed retainer of $3,000 for each member of the Audit Committee of the Board of Directors, and (iii) a fee of $1,000 per meeting for each of the four (4) scheduled meetings of the Board of Directors and Audit Committee during each calendar year, whether participation for such meeting is attended in person or via phone. Participation in all other meetings of the Board of Directors or the audit committee does not entitle any director to additional compensation. All directors are reimbursed for their reasonable expenses incurred for each Board of Directors or committee meeting attended in person. With respect to our external directors, such compensation and reimbursement of expenses are made in accordance with the applicable provisions of the Companies Law. For additional information, please see the discussion under the heading “External Directors; Independent Directors”.

During 2007, 26,700 restricted shares were granted to our executive officers. These restricted shares were granted for no consideration and the restrictions on these shares lapse at a rate of 50% per year over two years from the date of grant. No restricted shares were granted to our directors during 2007.

On January 31, 2008 our shareholders approved a grant of 90,000 restricted shares to our directors.

All the restricted shares were granted for no consideration and the restrictions on these shares lapse at a rate of 50% per year over two years from the date of grant. All restricted shares granted to executive officers and directors are released from restriction upon the consummation of merger, acquisition or similar transaction.

Board Practices

The following table sets forth certain information concerning our current directors and executive officers:

Name	Current Office(s) Held	Commencement of Office	Termination/Renewal Date of Office

Samuel I. HaCohen	Executive Chairman of the Board of Directors	March 1998	2008 Annual Meeting

Memy Ish-Shalom	President and Chief Executive Officer	January 2006	Not applicable

Jeffrey J. Oskin	Chief Operating Officer	January 2006	Not applicable

Nir Diskin	Vice President, Engineering	January 2006	Not Applicable

Mark Hosking	Manager, ViryaNet Australia	June 2005	Not applicable

Vladimir Morgenstern (2)	Director	July 1999	2008 Annual Meeting

Arie Ovadia (1),(2),(3)	Director	December 2006	2009 Annual Meeting

Manuel Sanchez Ortega	Director	October 2003	2008 Annual Meeting

Nati Perry (2), (3)	Director	December 2007	2010 Annual Meeting

Ronit Lerner (1),(2),(3)	Director	November 2003	2009 Annual Meeting

(1)	External Directors under the Companies Law

(2)	Member of Audit Committee

(3)	Independent Directors

Other than our employment agreement with Mr. HaCohen, we do not have any employment or service contracts with our directors that provides for benefits upon termination of employment. Mr. HaCohen’s employment agreement contains various provisions, including provisions relating to acceleration of his options and/or restricted shares upon a change in the control of our company. In addition, he is entitled to 6 months of severance benefits in the event we terminate his employment without cause, under the circumstances provided in his employment agreements or in the event that he resigns due to a demotion.

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

Conflicts of Interest

No person can serve as an external director if the person’s position or other business creates, or may create conflicts of interests with the person’s responsibilities as an external director or may impair his ability to serve as an external director. Until the lapse of two years from termination of office of an external director, for any reason, a company may not engage such former external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

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

Independent Directors.

Our Ordinary Shares are no longer listed for quotation on The Nasdaq Capital Market and are no longer subject to the rules of The Nasdaq Capital Market applicable to quoted companies. However, we continue to follow certain Nasdaq rules, one of which is the requirement to appoint a minimum of three independent directors. The independence standard under the Nasdaq rules excludes any person who is a current or former employee of a company as well as the immediate family members of an executive officer of a company. Messrs. Ovadia and Perry, and Ms. Lerner serve as independent directors and meet the independence standard of the Nasdaq rules.

Audit Committee

Nasdaq Rules and Companies Law

Our Board of Directors has formed an audit committee. The audit committee exercises the powers of the Board of Directors for our accounting, reporting and financial control practices. Under the Companies Law, both of the external directors should be members of the Audit Committee. Messrs. Ovadia and Perry, and Ms. Lerner are members of our audit committee

Under the Companies Law, the Board of Directors of any company that is required to nominate external directors must also appoint an audit committee. The Companies Law requires that the audit committee be comprised of at least three directors, including all of the external directors, but excluding:

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

Employees

As of December 31, 2007, we had 32 employees in Israel, 46 in the United States, 9 in Australia, and 1 in Singapore. Of our 88 employees, 23 were engaged in research and development, 13 in sales, marketing and business development, 43 in professional services and technical support and 9 in finance, administration and operations. None of our employees is represented by a labor union.

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

Share Ownership

As of July 15, 2008, the aggregate number of our Ordinary Shares and Ordinary Shares which may be issued upon conversion of Preferred A Shares beneficially owned by our directors and executive officers as a group was 836,828, and includes options and warrants to purchase up to 66,440 Ordinary Shares which are exercisable or will become exercisable within 60 days of July 15, 2008 (The above number does not take into effect restricted Ordinary shares, that were granted to executive officers and directors, which will be released from restriction within more than 60 days of July 15, 2008).

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

The aggregate number of our Ordinary Shares beneficially owned by our directors and executive officers as a group also includes Ordinary Shares as well as Preferred A Shares held by Jerusalem High-tech Founders, Ltd. since two of its affiliates serve on our Board of Directors and, accordingly, such designees may be deemed to be the beneficial owners of the Ordinary Shares held by Jerusalem High-tech Founders, Ltd. See “Major Shareholders and Related Party Transactions” in Item 7 below.

As of July 15, 2008, stock options to purchase up to 53,660 Ordinary Shares granted to our directors and executive officers were outstanding and 102,467 restricted Ordinary Shares, granted to our directors and executive officers, were not released from restrictions, under our option plans. The weighted average exercise price of these stock options was $9.75 per Ordinary Share and the restricted Ordinary Shares were granted for no consideration. As of July 15, 2008, stock options to purchase 53,660 Ordinary Shares are exercisable within 60 days of July 15, 2008 (no restricted Ordinary Shares included as the restrictions are not released within 60 days of July 15, 2008).

As of July 15, 2008, we had approximately 500 shareholders of record.

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

The 1996 Stock Option and Incentive Plan the 1997 Stock Option and Incentive Plan and the 1998 Stock Option and Incentive Plan have expired. The 60,068 Ordinary Shares that were still available for grants of additional options under these plans were transferred to the 1999 Stock Option and Incentive Plan.

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

As of July 15, 2008, options to purchase 102,404 Ordinary Shares were outstanding under the 1999 Stock Option and Incentive Plan, options to purchase 36,531 Ordinary Shares had been exercised into Ordinary Shares. Additional Ordinary Shares in the amount of 189,063 that were available for grants of additional options were transferred to the 2005 Share Option Plans.

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

The 2005 Share Option Plans

The tax rules and accounting regulations regarding the grant of share-based awards have changed significantly since we adopted our 1999 Stock Option and Incentive Plan. Therefore, our Board of Directors believed that it was appropriate for us to adopt and approve, subject to shareholders’ approval, a new form of Israeli share option and restricted share plan and a new form of international share option and restricted share plan (the “2005 Share Option Plans”), which will supersede and replace all existing options plans, including the 1999 Stock Option and Incentive Plan. The 2005 Share Option Plans were approved by shareholders at our annual general meeting held on November 29, 2005.

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

As of July 15, 2008, grants of 289,000 restricted shares to purchase Ordinary Shares were outstanding under the 2005 Share Option Plans, 47,700 Ordinary Shares were granted without restrictions, and 42,960 additional Ordinary Shares were available for grants under the 2005 Share Option Plans.

Administration of Our Option Plans

Our share option plans are administered by the Board of Directors. Under the share option plans, options to purchase our Ordinary Shares or restricted shares may be granted to the officers, directors, employees or consultants of ViryaNet or of any of our subsidiaries. Under the share option plans, the exercise price of options shall be determined by the Board of Directors. The Board of Directors also determines the vesting schedule of the options and the restricted shares, but generally the options and the restricted shares vest over a two to four year period. Each option granted under the share option plans is exercisable, unless extended, until seven years from the date of the grant of the option. The 2005 Share Option Plans will expire on December 31, 2015.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of July 15, 2008 for each person or group that we know owns more than 5% of our outstanding Ordinary Shares.

We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any Ordinary Shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days of July 15, 2008. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power for all Ordinary Shares held by them. Applicable percentage ownership in the following table is based on 3,021,489 shares outstanding as of July 15, 2008, including 326,798 Preferred A Shares which can be converted at the discretion of their holders into Ordinary Shares on a one-to-one basis at any time.

Ordinary Shares Beneficially Owned

Name and Address	Number	Percent of Class
Lewis Opportunity Fund Group(1) 45 Rockefeller Center Suite 2570 New York, NY 10111	1,277,272	32.5%
Jerusalem High-tech Founders, Ltd. (2) c/o Hamotal Insurance Agency 9 HaRatom Street Har Hotzvim Jerusalem 41450 Israel	382,876	12.5%

LibertyView Special Opportunities Fund, LP (3) LibertyView Capital Management Neuberger Berman, LLC 111 River Street – Suite 1000 Hoboken, NJ 07030-5776	323,366	10.4%

Telvent Investments, S.L. (4) Valgrande 6 28108 Alcobendas Madrid, Spain	307,862	10.1%

The Clal Group (5) Kiriat Atidim Ramat Hachayal P.O. Box 61581, Tel Aviv 58177 Israel	172,296	5.7%

All directors and executive officers as a group (10 persons)(6)	836,828	27.1%

(1)	Includes

•

(i) 283,636 Ordinary Shares, (ii) warrants to purchase 234,000 Ordinary Shares exercisable within 60 days of July 15, 2008 and (iii) 60,606 Ordinary Shares that may be issued upon a conversion of convertible note at a fixed conversion price of $1.65 per Ordinary share, held by Lewis Opportunity Fund LP.

•	(ii) 80,000 Ordinary Shares and (ii) warrants to purchase 66,000 Ordinary Shares exercisable within 60 days of July 15, held by LAM Opportunity Fund LP.

•

(iii) warrants to purchase 250,000 Ordinary Shares exercisable within 60 days of July 15, 2008 and (iii) 303,030 Ordinary Shares that may be issued upon a conversion of convertible note at a fixed conversion price of $1.65 per Ordinary share, held by W.A. Lewis IV.

(2)	Includes (i) 1,315 Ordinary shares held by Jerusalem High-tech Founders Ltd., (ii) 23,087 Ordinary Shares including Ordinary Shares held by Mr. HaCohen and Mr. Morgenstern, who serve on our Board of Directors and have a financial interest in Jerusalem High-tech Founders, Ltd. and, accordingly, such designees are considered beneficial owners of the Ordinary Shares of Jerusalem High-tech Founders, Ltd., (iii) 322,814 Preferred A Shares which can be converted to Ordinary Shares on a one-to-one basis at any time, and (iv) 35,660 options held by Mr. HaCohen and Mr. Morgenstern that are exercisable or whose restrictions lapse within 60 days of July 15, 2008.

(3)	Includes (i) 245,845 Ordinary Shares, , (ii) 43,537 Ordinary Shares for which the balance of the convertible debt issued to LibertyView in the amount of $480,000 may be converted at any time at a fixed conversion price of $11.025 per Ordinary Share, and (iii) warrants to purchase 33,984 Ordinary Shares exercisable within 60 days of July 15, 2008.

(4)	Includes (i) 291,082 Ordinary Shares, (ii) warrants to purchase 12,780 Ordinary Shares exercisable within 60 days of July 15, 2008, and (iii) options to purchase 4,000 Ordinary Shares exercisable within 60 days of July 15, 2008, held by Manuel Sanchez Ortega, a director of our company and the chief executive officer of Telvent, whose rights have been assigned to Telvent.

(5)	Includes

•	15,076 Ordinary Shares and warrants to purchase 67 Ordinary Shares exercisable within 60 days of July 15, 2008, held by Clal Venture Capital;

•	Warrants to purchase 67 Ordinary Shares exercisable within 60 days of July 15, 2008, held by Clalit Capital Fund;

•	27,661 Ordinary Shares held by Clal Industries and Investments;

•	27,971 Ordinary Shares held by Clal Electronics Industries;

•

38,224 Ordinary Shares and warrants to purchase 5,497 Ordinary Shares exercisable within 60 days of July 15, 2008, held by FBR Infinity II Venture Israel LP, which may be deemed an affiliate of the Clal Group;

•

36,454 Ordinary Shares and warrants to purchase 5,270 Ordinary Shares exercisable within 60 days of July 15, 2008, held by FBR Infinity II Ventures LP, which may be deemed an affiliate of the Clal Group;

•

13,997 Ordinary Shares and warrants to purchase 2,013 Ordinary Shares exercisable within 60 days of July 15, 2008, held by FBR Infinity II Ventures (Erisa) LP, which may be deemed an affiliate of the Clal Group;

(6)	Also includes options and restricted shares granted to our directors and executive officers that are exercisable or whose restrictions lapse within 60 days of July 15, 2008. This number includes (i) Ordinary Shares held by Telvent since an affiliate of Telvent serves on our Board of Directors and, accordingly, such designee may be deemed to be the beneficial owner of the Ordinary Shares held by Telvent. Such designee disclaims beneficial ownership of such shares, (ii) Ordinary Shares held by e-Wise Solutions Pty Ltd which are beneficially owned by Mark Hosking, and (iii) Ordinary shares held by Jerusalem High-tech Founders Ltd since two of its affiliates serve on our Board of Directors and, accordingly, such designees may be deemed to be the beneficial owners of the Ordinary Shares held by Jerusalem High-tech Founders, Ltd.

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

On August 8, 2005, we completed with LibertyView a private placement that involved (i) the issuance of 66,667 of our Ordinary Shares for consideration of $700,000, (ii) the issuance of a warrant to purchase additional 23,334 Ordinary Shares, and (iii) the replacement of the loan under the Debt with a $2.98 million loan under a new debt, which is convertible at a fixed conversion price of $11.025 per Ordinary Shares into 270,295 Ordinary Shares. Under the terms of this agreement, we agreed to file a registration statement with the SEC covering the resale of the shares issued as part of this transaction including any shares that may be issued in the future upon the conversion of the debt and warrants.

On May 5, 2006, we signed an agreement with LibertyView, which was approved by our shareholders and consummated on June 2, 2006, to convert $2.0 million of its Convertible Debt to Preferred A Shares at $7.65 per Preferred A Share, which may be converted at the discretion of LibertyView on a one-to-one basis to Ordinary Shares at any time. Under the terms of this agreement, we have agreed to file a registration statement with the SEC covering the Ordinary Shares that may be issued upon the conversion of the Preferred A Shares by no later than sixty (60) days from the date of the agreement.

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

On November 30, 2006, LibertyView sold $500,000 of its Convertible Debt to Jerusalem High-tech Founders, Ltd. (“JHTF”), a company controlled by Samuel HaCohen, the Company’s Chairman of the Board of Directors, and in which Vladimir Morgenstern, a member of the Company’s Board of Directors, has an economic interest. Upon the sale of the debt, we signed an agreement with JHTF, which was approved by our shareholders and consummated on December 29, 2006, to convert the $500,000 Convertible Debt to Preferred A Shares at $7.65 per Preferred A Share, which may be converted at the discretion of JHTF on a one-to-one basis to Ordinary Shares at any time. Under the terms of this agreement, we have agreed to use reasonable efforts to file a registration statement with the SEC covering the Ordinary Shares that may be issued upon the conversion of the Preferred A Shares as soon as practicable.

On December 19, 2007, we entered into a Registration Rights Agreement with the Lewis Opportunity Fund Ltd., LAM Opportunity Fund Ltd., and W. A. Lewis IV in connection with a private financing transaction that included ordinary shares, convertible note and warrants,. Under the terms of this agreement, we have agreed to use best efforts to register all securities underlying this private financing within 180 days of the closing of this transaction.

Insurances Policies with Clal Credit Insurance and Clal Insurance

During the period 2005 through 2007, we purchased several insurance policies with Clal Insurance, which is affiliated with The Clal Group, our 5.7% shareholder as set forth above. All of these insurance policies were contracted on an arms-length basis. In 2006 and 2007, the policy we purchased included the following items: Fire and general liability insurance and employer’s liability insurance for payments that total approximately $6,000 and $7,000, respectively.

Unsecured Debt Agreement with an Officer

As part of the e-Wise acquisition in June 2005, we assumed an amount of approximately $285,000 of unsecured debt payable to e-Wise’s major shareholder, Mark Hosking. As a result of our acquisition of e-Wise, Mr. Hosking became a shareholder, officer and employee of our Company. On August 28, 2007, a revision in the payment terms for the $115,000 remaining balance of the unsecured debt payable to e-Wise was reached with Mr. Hosking. Accordingly, we paid $30,000 to Mr. Hosking on October 1, 2007 and the balance will be paid by us in eight equal monthly installments beginning January 1, 2008. As of December 31, 2007, the balance of the outstanding debt to Mr. Hosking was $90,000.

Consulting Agreement with a Director

On July 21, 2003, the Board of Directors and audit committee approved an agreement with Vladimir Morgenstern, a director of our Company, to provide project management services to us in connection with our engagements with high profile customers and prospects. The compensation provided under the terms of this agreement is based on the average compensation provided to employees providing similar services to us. During 2005, Mr. Morgenstern was paid $8,000 for services provided to us under this agreement. During 2006 and 2007, Mr. Morgenstern did not provide any consulting services and received no compensation from us related to this consulting agreement.

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

Commercial Transactions with Telvent

On June 30, 2004, we entered into a value added reseller agreement with Telvent, under which Telvent became a non-exclusive reseller of our products at normal reseller terms. As part of the reseller agreement Telvent paid us support and maintenance in 2005, 2006, and 2007 in the amounts of $140,000, $137,000, and $105,000, respectively.

On December 1, 2004, we entered into an agreement with Telvent under which Telvent provides us with certain technical consulting services on a time and materials basis, relating to our agreement with our customer, Las Vegas Valley Water. During 2005, we paid Telvent $163,000 for services provided to us in support of this customer under the terms of this agreement. No services were provided by Telvent to us during 2006 and 2007.

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

Significant Changes

Not applicable.

Item 9.	The Offer and Listing

Market Price Information

Through June 30, 2008, the high and low reported sales prices for our Ordinary Shares were as follows:

Period	High	Low
Year ending
December 31, 2007	$4.40	$1.01
December 31, 2006	9.60	3.60
December 31, 2005	15.40	8.05
Quarters ending:
2008
Second Quarter, ending June 30, 2008	1.55	0.95
First Quarter, ending March 31, 2008	1.90	1.10
2007
Fourth Quarter, ending December 31, 2007	2.38	1.01
Third Quarter, ending September 30, 2007	2.65	2.38
Second Quarter, ending June 30, 2007	3.43	2.50
First Quarter, ending March 31, 2007	4.40	3.30

2006
Fourth Quarter, ending December 31, 2006	5.45	3.60
Third Quarter, ending September 30, 2006	5.25	3.85
Second Quarter, ending June 30, 2006	6.25	3.75
First Quarter, ending March 31, 2006	9.60	4.95
2005
Fourth Quarter, ending December 31, 2005	11.75	8.05
Third Quarter, ending September 30, 2005	11.95	10.05
Second Quarter, ending June 30, 2005	14.25	11.40
First Quarter, ending March 31, 2005	15.4	10.30

Most Recent 6 months	High	Low
August 2008	1.54	1.54
July 2008	1.55	1.54
June 2008	1.55	0.51
May 2008	1.55	1.01
April 2008	1.10	0.95
March 2008	1.50	1.10

Markets on Which Our Ordinary Shares Trade

Our Ordinary Shares were listed on The Nasdaq National Market on September 19, 2000, under the symbol “VRYA”. Prior to September 19, 2000, there was no public market for our Ordinary Shares. On October 29, 2001 our Ordinary Shares were listed for trading on the Tel Aviv Stock Exchange (“TASE”) as well, and were delisted from trading on the TASE on June 3, 2004.

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

On June 4, 2007, we voluntarily requested that The Nasdaq National Market delist our Ordinary Shares from The Nasdaq Capital Market. Subsequent to this request, NASDAQ formally notified us in writing that our Ordinary Shares would be delisted from The Nasdaq Capital Market on June 12, 2007. Effective on December 14, 2007, our Ordinary Shares were approved for trading on the Over-The-Counter Bulletin Board (“OTCBB”) under the ticker symbol “VRYAF.OB”.

On September 11, 2008, due to our delinquency with respect to the filing of our annual report on Form 20-F for the period ended December 31, 2007, our Ordinary shares ceased to be eligible for quotation on the OTC Bulletin Board (“OTCBB”) and have been removed from OTCBB. Following the removal from OTCBB, our Ordinary shares became immediately eligible for quotation and trading on the Pink Sheets. After the filing of this Form 20-F we will review our alternatives for the reinstatement of our quotation on the OTC Bulletin Board.

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

General Meetings

We are required to hold an annual general shareholders meeting once in every calendar year within a period of not more than fifteen (15) months after the last preceding annual general shareholders meeting. All general shareholders meetings other than annual general shareholders meeting are deemed to be special shareholders meetings. Our Board of Directors may call for a general meeting whenever it sees fit, and, under the Companies Law, is required to call a general meeting upon a demand in writing by (i) a shareholder or shareholders holding at least 5% of the outstanding shares and 1% of the voting rights in the company, or (ii) a shareholder or shareholders holding at least 5% of the voting rights in the company. Subject to applicable law and regulations, prior notice of at least 21 days of any general shareholders meeting, specifying the place, date and hour of the meeting, shall be given to the shareholders of the Company. No business shall be transacted at any general Shareholders’ meeting unless a quorum is present when the meeting proceeds to business. For all purposes, the quorum shall not be less than two (2) shareholders present in person, or by proxy, or deemed by the Companies Law to be present at such meeting, holding, in the aggregate, at least, thirty-three and one-third percent (33 and 1/3%) of the voting rights in our issued share capital. If, within half an hour from the time appointed for the meeting, a quorum is not present (or within such longer time not exceeding one (1) hour as the Chairman of the meeting may decide), the meeting, if convened upon the requisition of the shareholders, shall be dissolved; in any other case, it shall stand adjourned to the same day in the next week at the same place and time (unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday), or any other day, hour and/or place as the directors shall notify the shareholders. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any two shareholders present personally or by proxy or any other valid instrument, shall constitute a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened.

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

A personal holding company generally is taxed at a rate of 38.6% of its undistributed personal holding company income, which is generally calculated based on the corporation’s taxable income, after making adjustments including deducting dividends paid and income taxes. We cannot provide any assurance that either test will not be satisfied in 2008 or future years because it is difficult to make accurate predictions of future income and the amount of stock an individual will actually or constructively own in us.

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

Status of ViryaNet as a Passive Foreign Investment Company (“PFIC”)

Although we do not believe that we were a PFIC in 2007, there can be no assurance that the IRS will agree with that conclusion or that we will not become a PFIC in 2008 or in a subsequent year. Passive foreign investment company status is determined as of the end of each taxable year and is dependent upon a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. The determination of whether we are or will become a passive foreign investment company will be affected by how rapidly we use our cash and investment assets in our business.

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

On March 29, 2005, the Israeli Parliament passed an amendment to the Investment Law, which revamps the Israeli tax incentives for future industrial and hotel investments (the “2005 Amendment”). A tax “holiday” package can now be elected for up to 15 years for a “Privileged Enterprise” as defined in the 2005 Amendment, if certain conditions are met, without needing to obtain approval. The extent of the tax benefits available depends upon the level of foreign investment.

The 2005 Amendment became effective on April 1, 2005. Taxpayers may, under certain conditions, claim Privileged Enterprise status for new and expanded enterprises with respect to 2004 or subsequent years, unless the Investment Center granted such taxpayer Approved Enterprise status prior to December 31, 2004.

Subject to certain conditions, various alternative tax-only benefit packages can now be elected with respect to investments in a “Privileged Enterprise”, without prior approval. Companies in industry or tourism in Israel may elect between:

(i) Tax “holiday” package – for a “Privileged Enterprise”: a tax exemption applies to undistributed profits for 2 to 15 years depending on geographical location of the “Privileged Enterprise” and the level of foreign ownership. Company tax rates of between 10% and 25% apply to distributed exempt profits or profits derived subsequent to the exempt period. The total period of tax benefits is 7 to 15 years, or

(ii) Grant / Reduced tax package – for an “Approved Enterprise”: Fixed asset grants of between 20% and 32% for enterprises in a development area and reduced company tax rates between 0% and 25% for a period of 7 to 15 years.

We currently have two approved enterprise programs under the capital investments law, before the 2005 Amendment, which entitle us to some tax benefits. The Company’s production facilities have been granted an “approved enterprise” status under the law, for three separate investment programs, which were approved in February 1989, March 1995 and April 1998. The status of "approved enterprise” granted for the February 1989 investment program has expired and the status of “approved enterprise” granted for the March 1995 investment program will expire in 2008.

The tax benefits period for the April 1998 program has not yet begun. Income derived from this alternative benefit programs is exempted from tax for a period of ten years, starting in the first year in which the Company generates taxable income from the approved enterprise, subject to a condition that we will have a certain minimum number of professional employees. We have not yet met this condition; however we have applied for relief, and adjustment of this requirement. There can be no assurance that the relief will be granted to us, and if the relief is not granted we will lose our entitlement to future benefits under Law.

Generally, “Approved Enterprise” tax benefits are limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier. Pursuant to the Law, we have elected for our two investment programs the “alternative benefits” track and waived Government grants in return for a tax exemption. Our offices and research and development center are located in Jerusalem, in a region defined as a “Priority A Development Region”. Therefore, income derived from these programs will be tax-exempt for a period of ten years commencing with the year in which it first earns taxable income, subject to certain conditions.

As the Company currently has no taxable income, the benefits from all these programs have not been yet utilized

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

The Knesset has approved the cancellation (subject to transitional provisions) of the Income Tax, Inflationary Adjustment, Law, 1985, commencing from tax year 2008 .

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

Documents on Display

We are subject to the informational requirements of the Securities and Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Copies of such material may be obtained by mail from the Public References Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, all documents concerning ViryaNet referred to in this document and required to be made available to the public are available at our offices located at 8 HaMarpe Street, Science Based Industries Campus, Har Hotzvim, Jerusalem, Israel 91450.

Item 11.	Quantitative And Qualitative Disclosures About Market Risk

Revenues generated and costs incurred outside of the United States are generally denominated in non-dollar currencies. Costs not effectively denominated in United States dollars are remeasured to United States dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the dollar and non-dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. We do not generally engage in currency hedging transactions to offset the risks associated with variations in currency exchange rates. Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on our business, financial condition and results of operations. Since our revenues are generated in United States dollars and currencies other than United States dollars, and a substantial portion of our expenses are incurred and will continue to be incurred in NIS, we are exposed to risk by the amount that the rate of inflation in Israel is different from the rate of devaluation or appreciation of the NIS in relation to the dollar and other currencies or if the timing of the devaluation or appreciation lags behind inflation in Israel. We do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. We also do not own any market risk sensitive instruments. However, we may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks.

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

(a) Disclosure Controls and Procedures. Our management, with the participation of our Executive Chairman and Chief Executive Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2007. Based on this evaluation, our Executive Chairman and Chief Executive Officer have concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities and Exchange Act of 1934, as amended, (i) is recorded, processed, summarized, and reported, within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Executive Chairman and Chief Executive Officer, as appropriate to allow timely decisions regarding required disclosures.

(b) Report of Management on Internal Control Over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2007 based on the criteria in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2007, based on those criteria, at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements, and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c) Not yet applicable

(d) Changes in Internal Control Over Financial Reporting. There has been no change in the Company’s internal control over financial reporting that occurred during 2007, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that we have at least one audit committee financial expert, Mr. Arie Ovadia.

Item 16B.	Code of Ethics

We have in place a Code of Ethics that applies to all of our directors, officers and employees. .This code was adopted within the meaning of Section 406 of the Sarbanes-Oxley Acot of 2002 and the rules promulgated thereunder. The full text of the Code of Ethics is available on our website, www.viryanet.com/company/investors, or, you may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

ViryaNet, Inc.

2 Willow Street

Southborough

MA 01745-1027

Telephone: 508-490-8600

Item 16C.	Principal Accountant Fees and Services

During each of the last two fiscal years, Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, has acted as the Company’s independent auditors.

Audit fees

Ernst & Young billed the Company approximately $102,000 for audit services for fiscal 2007, including fees associated with the annual audit and reviews of the Company’s quarterly financial results submitted on Form 6-K, and consultations on various accounting issues. Ernst & Young billed the Company approximately $115,000 for audit services for fiscal 2006.

Tax fees

Ernst & Young billed the Company approximately $42,000 for tax services, including fees associated with tax compliance services, tax planning services and other tax consulting services in fiscal 2007. Ernst & Young billed the Company approximately $36,000 for tax services, including fees associated with tax compliance services, tax planning services and other tax consulting services in fiscal 2006.

All other fees

We did not pay Ernst & Young for any fees other than the Audit Fees and Tax Fees described above for fiscal 2007 and 2006.

Pre-Approval Policies for Non-Audit Services

Prior to the engagement of Ernst & Young each year, the engagement is approved by the Audit Committee of the Board of Directors and by vote of the Company’s shareholders at the Company’s Annual General Meeting of Shareholders. The Company’s Audit Committee has also adopted its own rules of procedure. The Audit Committee’s rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal 2007, the Company’s Audit Committee approved all of the services provided by Ernst & Young.

Item 16D.	Exemption From The Listing Standards For Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See the Index to Consolidated Financial Statements and related Financial Statements accompanying this report-beginning page F-1.

Item 19.	Exhibits

Exhibit Index	Description of Document

1	1)	Memorandum of Association of Registrant (English translation) dated March 8, 1988	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	2)	Amended Articles of Association of ViryaNet	Filed as Exhibit 1(2) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

4(a)26	3)	Amended Articles of Association of ViryaNet

	4)	The 2000 Amendment and Restatement to the Investors Rights Agreement among ViryaNet and the Investors dated April 5, 2000	Filed as Exhibit 10.5 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	5)	The Registration Rights Agreement, among ViryaNet and the previous shareholders of iMedeon, Inc. dated February 25, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	6)	The Agreement and Plan of Merger among ViryaNet, iMedeon, Inc. and the stockholders of iMedeon, Inc, dated February 25, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	7)	Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase Ordinary Shares.	Filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	8)	Warrant issued by ViryaNet to Hapoalim Nechasim (Menayot) Ltd. to purchase Ordinary Shares.	Filed as Exhibit 10.11 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	9)	Form of warrant issued by ViryaNet to customers prior to July 1, 2000 to purchase Ordinary Shares.	Filed as Exhibit 10.12 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	10)	Form of warrant issued by ViryaNet to customers after July 1, 2000 to purchase Ordinary Shares.	Filed as Exhibit 10.17 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference

	11)	Warrant issued by ViryaNet to Bank Hapoalim Ltd. to purchase Ordinary Shares dated effective February 13, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	12)	Warrant issued by ViryaNet to GE Capital Equity Investments, Inc. to purchase Ordinary Shares dated effective February 21, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

	13)	Letter of Credit issued by Bank Hapoalim B.M. to ViryaNet dated February 10, 2002.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

Exhibit Index	Description of Document

	14)	Letter from Bank Hapoalim B.M. to ViryaNet dated July 14, 2003.	Translation. Filed as exhibit 11 of the Company’s 20-F for the year ending December 31, 2002 and incorporated herein by reference.

	15)	Share Purchase Agreement dated July 28, 2003, by and among the company and Telvent GIT, S.A., and exhibits thereof	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2003 and incorporated herein by reference.

	16)	Share Purchase Agreement dated October 30, 2003, among ViryaNet and the investors identified in such agreement, and exhibits thereof	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2003 and incorporated herein by reference.

	17)	Agreements dated November 6, 2003, among ViryaNet and the investors identified in such agreements	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2003 and incorporated herein by reference.

	18)	Agreement and Plan of Merger dated July 9, 2004, among Utility Partners, Inc., ViryaNet and ViryaNet Acquisition Inc.	Filed as Exhibit 4(a)15 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	19)	Note Purchase Agreement dated July 27, 2004, between ViryaNet and LibertyView Special Opportunities Fund LP, and exhibits thereof	Filed as Exhibit 4(a)16 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	20)	Share Purchase Agreement dated February 7, 2005, between ViryaNet and Telvent Investments, S.L. and exhibits thereof	Filed as Exhibit 4(a)17 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	21)	Letter dated March 14, 2005, between ViryaNet and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)18 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	22)	Warrant dated March 14, 2005, issued by ViryaNet to Bank Hapoalim Ltd. to purchase Ordinary Shares	Filed as Exhibit 4(a)19 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	23)	Asset Purchase Agreement dated June 1, 2005, between ViryaNet and e-Wise Solutions	Filed as Exhibit 4(a)20 of the Company’s 20-F for the year ending December 31, 2004 and incorporated herein by reference.

	24)	Purchase Agreement, and Amended and Restated Notes dated August 5, 2005 among ViryaNet and LibertyView Special Opportunities Fund LP, and exhibits thereof	Filed as Exhibit 4(a)21 of the Company’s 20-F for the year ending December 31, 2005 and incorporated herein by reference.

	25)	Subscription Agreement dated September 26, 2005 among ViryaNet and the investors identified in such agreement, and exhibits thereof	Filed as Exhibit 4(a)22 of the Company’s 20-F for the year ending December 31, 2005 and incorporated herein by reference.

	26)	Letter dated December 22, 2005 between ViryaNet and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)23 of the Company’s 20-F for the year ending December 31, 2005 and incorporated herein by reference.

	27)	Conversion Agreement to Preferred A Shares dated May 5, 2006 between ViryaNet and LibertyView Special Opportunities Fund, LP	Filed as Exhibit 4(a)24 of the Company’s 20-F for the year ending December 31, 2005 and incorporated herein by reference.

	28)	Share Purchase Agreement dated May 5, 2006 among ViryaNet and the investors identified in such agreement, and exhibits thereof	Filed as Exhibit 4(a)25 of the Company’s 20-F for the year ending December 31, 2005 and incorporated herein by reference.

	29)	Letter dated August 29, 2007, between ViryaNet and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)26 of the Company’s 20-F for the year ending December 31, 2006 and incorporated herein by reference.

4(a)27	30)	Equity and Convertible Note Financing Agreements dated December 19, 2007 among ViryaNet and the investors identified in such agreement, and exhibits thereof

	31)	Lease for approximately 16,950 square feet of office space in Jerusalem, Israel.	Filed as Exhibit 10.14 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	32)	A new Lease agreement reducing the current Company premises leased in Jerusalem, Israel, to an area of approximately 7,600 square feet of office space, dated February 25, 2002 (as summarized and translated into English).	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

Exhibit Index	Description of Document

	33)	Lease for approximately 13,807 square feet in Southborough, Massachusetts.	Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	34)	Lease for approximately 20,000 square feet located in Alpharetta, Georgia.	Filed as Exhibit 4(a) of the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

4(a)29	35)	Lease for approximately 10,000 square feet of office space in Southborough, Massachusetts.

4(b)5	36)	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst and Young Global

	37)	First Amendment to the Lease Agreement by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.	Filed as Exhibit 4(b) of the Company’s 20-F for the year ending December 31, 2002.

	38)	Promissory Notes by and between the Company and Three and 400 Northwinds Center L.P., dated June 10, 2003.	Filed as Exhibit 4(b) of the Company’s 20-F for the year ending December 31, 2002.

4(b)8	39)	Consent of Nexia ASR, for the audit of ViryaNet Pty Ltd.

	40)	The Company’s 1996 Stock Option and Incentive Plan.	Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	41)	The Company’s 1997 Stock Option and Incentive Plan.	Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	42)	The Company’s 1998 Stock Option and Incentive Plan.	Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	43)	The Company’s 1999 Stock Option and Incentive Plan.	Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	44)	Form of Indemnification Agreement entered into with directors and officers of the Company.	Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

	45)	Tender Offer Statement under Section 13(e)(1) of the Securities Exchange Act of 1934.	Filed on Form SC TO-I, No. 005-60313 and incorporated herein by reference.

	46)	The Company’s 2005 Israeli Share Option and Restricted Share Plan.	Filed as Exhibit 4(c)7 of the Company’s 20-F for the year ending December 31, 2005.

	47)	The Company’s 2005 International Share Option and Restricted Share Plan.	Filed as Exhibit 4(c)8 of the Company’s 20-F for the year ending December 31, 2005.

12.1	48)	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

12.2	49)	Certifications of Executive Chairman pursuant to Rule 13a-14(a)/Rule 15d-14(a)

13.1	50)	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	51)	Certification of Executive Chairman pursuant to 18 U.S.C. Section 1350

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jerusalem, Israel, on this 29th day of September, 2008.

VIRYANET LTD.

By:	/s/ Memy Ish-Shalom
Memy Ish-Shalom
President and Chief Executive Officer

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3)5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

VIRYANET LTD.

We have audited the accompanying consolidated balance sheets of ViryaNet Ltd. (the “Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a wholly-owned subsidiary, whose statements reflect total assets constituting 12% and 16% as of December 31, 2007 and 2006, respectively and whose total revenues constituting 9%, 14% and 7% of the related consolidated totals for each of the three years in the period ended December 31, 2007. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this subsidiary, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Haifa, Israel	KOST FORER GABBAY & KASIERER
September 23, 2008	A Member of Ernst & Young Global

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF VIRYANET PTY LTD. (AUSTRALIA)

Scope

We have audited the balance sheets of ViryaNet Pty Ltd. (Australia) (the “Company”) as of December 31, 2007 and the related statements of operations for the year in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Audit opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ViryaNet Pty Ltd (Australia) as of 31 December, 2007, and the results of its operations for the year in the period ended 31 December, 2007, in conformity with United States generally accepted accounting principles.

NEXIA ASR

ABN 16 847 721 257

GEORGE S. DAKIS

Partner

Audit & Assurance Services

Melbourne, Victoria, Australia.

23 September 2008.

Liability limited by a scheme approved under Professional Standards Legislation other than for the acts or omissions of financial services licensees

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2006	2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$736	$413
Trade receivables (net of allowance for doubtful accounts of $52 as of December 31, 2007 and 2006)	731	788
Unbilled receivables	314	311
Other accounts receivable and prepaid expenses (Note 3)	522	226

Total current assets	2,303	1,738

SEVERANCE PAY FUND	830	995

PROPERTY AND EQUIPMENT, NET (Note 4)	163	238

INTANGIBLE ASSETS:
GOODWILL (Notes 1, 6)	7,088	7,152
CUSTOMER RELATIONSHIP, NET (Notes 1, 5c)	875	653
OTHER INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS, NET (Notes 1, 5)	660	414

Total intangible assets:	8,623	8,219

Total assets	$11,919	$11,190

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2006	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit (Note 7)	$1,187	$1,815
Current maturities of long-term bank loans (Note 10)	574	589
Trade payables	702	821
Deferred revenues	2,361	2,212
Other accounts payable and accrued expenses (Note 8)	1,884	2,070
Loan from related party (Notes 1b, 17e)	115	90
Payment on account of convertible note and warrants (Note 9)	—	239

Total current liabilities	6,823	7,836

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities (Note 10)	718	149
Long-term convertible debt (Note 11)	568	556
Long-term deferred revenues	—	1,031
Accrued severance pay	1,276	1,568

Total long-term liabilities	2,562	3,304

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)
SHAREHOLDERS’ EQUITY:
Share capital (Note 13) *) -
Ordinary shares of NIS 5.0 par value - Authorized: 4,600,000 shares at December 31, 2006 and 2007; Issued and outstanding: 1,922,711 and 2,570,240 shares at December 31, 2006 and 2007, respectively	2,266	3,087
Preferred A shares of NIS 5.0 par value - Authorized: 400,000 shares at December 31, 2006 and 2007; Issued and outstanding: 326,797 shares at December 31, 2006 and 2007, respectively. Aggregate liquidation preference of $2,500 at December 31, 2006 and 2007	369	369
Additional paid-in capital	115,937	116,121
Accumulated other comprehensive income (loss)	(314)	62
Accumulated deficit	(115,724)	(119,589)

Total shareholders’ equity	2,534	50

Total liabilities and shareholders’ equity	$11,919	$11,190

*)	All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2005	2006	2007
Revenues (Notes 15a, 16):
Software licenses	$1,720	$1,520	$1,769
Maintenance and services	12,487	12,340	9,390

Total revenues	14,207	13,860	11,159

Cost of revenues:
Software licenses	358	356	358
Maintenance and services	7,855	6,831	5,633

Total cost of revenues	8,213	7,187	5,991

Gross profit	5,994	6,673	5,168

Operating expenses:
Research and development	2,504	2,121	2,290
Selling and marketing	5,214	3,692	3,429
General and administrative	3,004	2,735	2,485

Total operating expenses	10,722	8,548	8,204

Operating loss	(4,728)	(1,875)	(3,036)
Financial expenses, net (Note 16)	(1,330)	(44)	(535)
Loss from liquidation of a subsidiary (1)	—	—	(239)

Net loss	$(6,058)	$(1,919)	$(3,810)

Basic and diluted net loss per share	$(4.68)	$(1.03)	$(1.66)

Weighted average number of shares used in computing basic and diluted net loss per Ordinary share *)	1,294,834	1,857,217	2,292,190

*)	All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.

(1)	(See also Note 1a).

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

					Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity
	Ordinary Shares		Preferred shares
	Number *)	Amount	Number *)	Amount
Balance as of January 1, 2005	1,082,778	$1,312	—	$—	$108,511	$(50)	$(348)	$(107,747)		$1,678
Issuance of shares, net of issuance expenses	230,618	263	—	—	2,057	—	—			2,320
Proceeds allocated to warrants in connection with issuance of convertible debts	—	—	—	—	337	—	—	—		337
Issuance of shares in connection with the acquisition of e-Wise	111,156	126	—	—	1,129	—	—	—		1,255
Issuance of shares, in connection with interest expenses, waivers and debt issuance costs related to the convertible notes	38,891	45	—	—	415	—	—	—		460
Compensation related to warrants granted to a bank	—	—	—	—	61	—	—	—		61
Issuance of shares in connection with refinancing short-term bank loan on a long-term basis	6,000	7	—	—	50	—	—	—		57
Exercise of stock options	725	1	—	—	5	—	—	—		6
Beneficial conversion feature of convertible debt	—	—	—	—	58	—	—	—		58
Compensation related to warrants granted to consultants	—	—	—	—	42	—	—	—		42
Deferred stock compensation related to issuance of restricted shares to directors	—	—	—	—	139	(139)	—	—		—
Amortization of deferred stock compensation	—	—	—	—	—	54	—	—		54
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	—	(87)	—	$(87)	(87)
Net loss	—	—	—	—	—	—	—	(6,058)	(6,058)	(6,058)

Total comprehensive loss									$(6,145)

Balance as of December 31, 2005	1,470,168	1,754	—	—	112,804	(135)	**) (435)	(113,805)		183

*)	All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.

**)	All accumulated other comprehensive loss derived from foreign currency translation adjustment.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

					Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive Income (loss)	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity
	Ordinary Shares		Preferred shares
	Number *)	Amount	Number *)	Amount
Balance as of January 1, 2006	1,470,168	1,754	—	—	$112,804	(135)	(435)	(113,805)		183
Issuance of shares, net of issuance expenses	287,540	323	—	—	1,020	—	—	—		1,343
Issuance of shares in connection with the conversion of long-term convertible debt	—	—	326,797	369	1,598	—	—	—		1,967
Issuance of shares in connection with the conversion of short-term convertible debt	106,326	124	—	—	376	—	—	—		500
Issuance of shares, in connection with interest expenses, related to the convertible debts	36,883	41	—	—	164	—	—	—		205
Issuance of shares in connection with compensation to consultant	4,000	4	—	—	17	—				21
Exercise of stock options	200	—	—	—	2	—	—	—		2
Restricted shares to employees and directors, net	7,000	8	—	—	76	—	—	—		84
Exercise of warrants by way of cashless exercise	10,594	12	—	—	(12)	—	—	—		—
Reclassification of deferred stock compensation due to implementation of SFAS123(R)	—	—	—	—	(135)	135	—	—		—
Share-based compensation	—	—	—	—	27	—	—	—		27
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	—	121	—	$121	121
Net loss	—	—	—	—	—	—	—	(1,919)	(1,919)	(1,919)

Total comprehensive loss									$(1,798)

Balance as of December 31, 2006	1,922,711	2,266	326,797	369	115,937	—	**)(314)	(115,724)		2,534

*)	All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.

**)	All accumulated other comprehensive loss derived from foreign currency translation adjustment.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

					Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive Income (loss)	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity
	Ordinary Shares		Preferred shares
	Number *)	Amount	Number *)	Amount
Balance as of January 1, 2007	1,922,711	2,266	326,797	369	115,937	—	(314)	(115,724)		2,534
Issuance of shares and convertible note to an investor, net of issuance cost (see also note 13t)	363,636	461	—	—	239	—	—	—		700
Issuance of shares in connection with a conversion of short-term convertible note	211,457	268			(268)					—
Issuance of shares, in connection with interest expenses, related to the convertible debts	14,546	17	—	—	23	—	—	—		40
Issuance of shares and release of restricted shares in connection with compensation to consultants	38,500	50	—	—	(19)	—				31
Stock based compensation	—	—	—	—	208	—	—	—		208
Release of restricted shares to employees and directors, net	9,390	13	—	—	(13)	—	—	—		—
Issuance of shares in connection with restructuring bank covenants and credit line	10,000	12	—	—	14	—	—	—		26
Comprehensive loss:
Cumulative effect of adjustment upon adoption of FIN 48	—	—	—	—	—	—	—	(55)		(55)
Foreign currency translation adjustments recognized as loss resulting from dissolution of Company’s subsidiary in Japan	—	—	—	—	—	—	239	—		239
Foreign currency translation adjustments	—	—	—	—	—	—	137	—	$137	137
Net loss	—	—	—	—	—	—	—	(3,810)	(3,810)	(3,810)

Total comprehensive loss									$(3,673)

Balance as of December 31, 2007	2,570,240	$3,087	326,797	$369	$116,121	$—	$ **) 62	$(119,589)		$50

*)	All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.

**)	All accumulated other comprehensive loss derived from foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007
Cash flows from operating activities:
Net loss	$(6,058)	$(1,919)	$(3,810)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	672	783	680
Amortization of deferred debt issuance cost related to convertible notes	18	44	1
Amortization of convertible notes premium, discounts and beneficial conversion feature	(8)	50	(12)
Accrued severance pay, net	(43)	4	127
Stock based compensation related to directors and employees	54	111	208
Stock based compensation related to restricted shares and shares to a bank	53	29	46
Stock based compensation related to restricted shares and shares to consultants	67	45	31
Interest expenses paid in shares	231	148	48
Loss (gain) from extinguishment of convertible note	787	(974)	—
Loss from liquidation of a subsidiary	—	—	239
Decrease (increase) in trade receivables, net and unbilled receivables	144	312	(26)
Decrease in other accounts receivable and prepaid expenses	109	240	303
Increase (decrease) in trade payables	(43)	(379)	110
Increase (decrease) in long-term and short-term deferred revenues, net	461	(857)	863
Increase (decrease) in other accounts payable and accrued expenses	(114)	(318)	61
Other	1	—	—

Net cash used in operating activities	(3,669)	(2,681)	(1,131)

Cash flows from investing activities:
Purchase of property and equipment	(104)	(30)	(194)
Acquisitions of subsidiary (a)	(100)	—	—

Net cash used in investing activities	(204)	(30)	(194)

Cash flows from financing activities:
Short-term bank credit	555	934	628
Repayment of short-term bank credit and long-term loan	(1,066)	(728)	(600)
Repayment of loan from related party	—	(190)	(38)
Proceeds from issuance of share capital and convertible debt	3,520	1,343	761
Proceeds from payment on account of convertible debt	—	—	239
Debt issuance costs related to convertible debts	(47)	—	—
Proceeds from exercise of stock options	6	2	—

Net cash provided by financing activities	2,968	1,361	990

Effect of exchange rate differences on cash and cash equivalents	2	46	12

Decrease in cash and cash equivalents	(903)	(1,304)	(323)
Cash and cash equivalents at the beginning of the year	2,943	2,040	736

Cash and cash equivalents at the end of the year	$2,040	$736	$413

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007
Supplemental disclosure of cash flow activities:
Cash paid during the year for:
Interest	$180	$261	$319

Supplemental disclosure of non-cash investing and financing activities:
Refinancing of short-term bank loan on a long-term basis	$1,800	$—	$—

Compensation related to warrants to a bank	$61	$—	$—

Issuance of shares in connection with refinancing of short-term bank loan on a long-term basis	$50	$—	$—

Accrued issuance expenses to be paid	$32	$—	$61

Conversion to shares of accrued interest expenses, waivers and deferred charges related to the convertible debt and note	$462	$205	$67

Debt issuance cost	$34	$—	$—

Compensation related to options and warrants to consultants and a settlement agreement with a customer	$42	$—	$—

Conversion of convertible notes into shares	$—	$2,507	$—

(a)	Acquisition of e-Wise

In June 2005, the Company, through its Australian subsidiary, acquired assets and assumed liabilities of e- Wise (see also Note 1b). The estimated fair value of the assets acquired and liabilities assumed as of the date of acquisition was as follows:

Working capital deficiency (no cash and cash equivalents was acquired)	$25
Assumption of unsecured debt related to the acquisition of e-Wise	285
Property and equipment	(31)
Current technology	(690)
Customer relationship	(420)
Goodwill	(550)
Less - amounts acquired by issuance of shares	1,268
Less - accrued acquisition costs	13

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

The Company has five wholly-owned subsidiaries: three in the United States (“ViryaNet Inc.” and its subsidiaries “iMedeon Inc.” and “Utility Partners Inc.”, collectively “ViryaNet U.S.”), one in Australia (“ViryaNet Australia”), which is a subsidiary of ViryaNet Inc, one in the United Kingdom (“ViryaNet U.K.”) which is not active. The Company’s subsidiary in Japan (“ViryaNet Japan”), was dissolved in April 2007.

The Company’s sales are generated in the United States, Europe, and Asia-Pacific. As for major customers, see Note 15b.

The Ordinary shares of the Company were traded until June 11, 2007 on the Nasdaq Capital Market. On June 12, 2007, the Company’s Ordinary shares were delisted from the Nasdaq Capital Market and on November 14, 2007 became eligible for quotation and trading on the OTC Bulletin Board (“OTCBB”). On September 11, 2008 the Company’s Ordinary shares ceased to be eligible for quotation and trading on the OTCBB and became eligible for quotation and trading on the Pink Sheets.

The Company is devoting substantial efforts towards activities such as marketing its products, financial planning and capital raising. In the course of such activities, the Company and its subsidiaries have sustained operating losses. The Company and its subsidiaries have generated variable levels of revenues over the past several years and have not achieved profitable operations or positive cash flows from operations or positive working capital. The Company’s accumulated deficit aggregated to $119,589 through December 31, 2007. There is no assurance that profitable operations or positive cash flows from operations, if ever achieved, could be sustained on a continuing basis, and no assurance that capital raising activities will be sufficient to offset the impact of non-positive cash flows from operations.

All share data in this report are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007 (see Note 13).

b.	Acquisition of e-Wise Solutions:

On June 15, 2005, the Company, through its newly wholly-owned Australian subsidiary, ViryaNet Pty Ltd. (“ViryaNet Australia”), acquired substantially all of the assets of privately-held e-Wise Solutions (“e-Wise”). e-Wise, based in Melbourne, Australia, developed and implemented front-office automation solutions for mobile and desktop platforms for large organizations in the utility, government, and oil and gas services market segments, across Australia and New Zealand. Through ViryaNet Australia, the Company acquired substantially all of the assets of e-Wise, including intellectual property rights, and assumed certain customer and partnership agreements. The acquisition of e-Wise provides the Company with an installed base of customers and organization in Australia to expand its presence in the Asia Pacific region. The aggregate purchase price for this transaction consisted of the issuance of 111,156 of the Company’s Ordinary shares (including 56,503 Ordinary shares issued on August 9, 2005, under the amendment to the agreement as described below) at an estimated fair value of $ 1,268, assumption of approximately $ 285 of unsecured debt, and transaction expenses of approximately $ 113. The unsecured debt is payable to e-Wise’s major shareholder, who became a shareholder and an employee of the Company as a result of the acquisition. As of December 31, 2007, $ 90 of the unsecured debt is unpaid.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (CONT.):

The purchase price included an additional consideration of up to $ 700 in unregistered Ordinary shares to be issued to e-Wise in 2006 based on the achievement of certain performance objectives for 2005 (the “Contingent Consideration”). On July 5, 2005, the Company signed an amendment to the agreement with e-Wise under which the Company received an option to pay 90% of the Contingent Consideration at any time before October 15, 2005, as satisfaction of its payment obligation in connection with such Contingent Consideration. On August 9, 2005, the Company exercised its option and issued 56,503 of its Ordinary shares (estimated fair value of $ 604) as the second component of consideration of the acquisition of e-Wise’s business.

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

The consolidated financial statements were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Financial statements in U.S. dollars:

Substantially all of the revenues of the Company and ViryaNet U.S. are generated in U.S. dollars (“dollars”). In addition, a substantial portion of the costs of the Company and certain of its subsidiaries is incurred in dollars. Financing and investment activities are made in U.S. dollars. Since management believes that the dollar is the primary currency in the economic environment in which the Company and certain of its subsidiaries operate, thus, the dollar is the functional and reporting currency. Accordingly, amounts in currencies other than U.S. dollars have been remeasured as follows:

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

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.):

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

Goodwill, other intangible assets and debt issuance cost:

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

In the first phase of impairment testing, goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. As of December 31, 2007, no instances of impairment were found.

Finite-lived intangible assets are amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with SFAS No. 142.

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Amortization period in years
Technology	3-5
Customer relationship	5-6
Database	2
Trademark and trade name	4
Debt issuance costs	7

Impairment of long-lived assets other than goodwill:

The Company’s and its subsidiaries’ long-lived assets, including identifiable intangibles assets, are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2005, 2006 and 2007, no impairment losses have been identified.

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

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in its provision for income tax.

Revenue recognition:

The Company generates revenues from licensing the rights to use its software products directly to end-users. The Company also enters into license arrangements with indirect channels such as resellers and systems integrators resellers whereby revenues are recognized upon sale through to the end user by the reseller.

The Company also generates revenues from rendering professional services, including consulting, customization, implementation, training and post-contract maintenance and support.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from software license agreements are recognized in accordance with Statement of Position No. 97-2, “Software Revenue Recognition”, as amended (“SOP No. 97-2”). SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”). SOP No. 98-9 requires that revenue be recognized under the “residual method” when vendor specific objective evidence (“VSOE”) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method any discount in the arrangement is allocated to the delivered elements. The VSOE of fair value of the undelivered elements is determined based on the price charged for the undelivered element when sold separately. If VSOE of fair value does not exist for all elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue is deferred until such evidence exists for the undelivered elements, or until all elements are delivered, whichever is earlier.

Generally, revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. The Company does not grant a right of return to its customers. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer, assuming all other revenue recognition criteria have been met.

Post-contract maintenance and support arrangements provide technical support and the right to unspecified updates on an if-and-when available basis. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the agreement, which is, in most cases, one year. Revenue from rendering services such as consulting, implementation and training are recognized as work is performed.

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. Services that are considered essential consist primarily of significant production, customization, or modification. When such services are provided, revenues under the arrangement are recognized using contract accounting on a percentage of completion method, based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract, in accordance with Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP No. 81-1”). When services are not considered essential, the revenues allocable to the software services are recognized as the services are performed.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. During 2005, 2006 and 2007, no such estimated losses were identified.

Deferred revenues include unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenues.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between the completion of the working model and the point at which the product is ready for general release, have been insignificant. Due to the relatively short time between the date the products achieve technological feasibility and the date they generally become available to customers, costs subject to capitalization under SFAS No. 86 have been immaterial and have been expensed as incurred.

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

From time to time, the Company sells certain of its accounts receivable to financial institutions, within the normal course of business. Where receivables are sold without recourse to the Company and such sales constitute a true sale as this term is determined in Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”), the relevant receivable is de-recognized and cash recorded. Where receivables are sold and the transfers of the rights to future cash receipts are related to underlying sales transactions for which the revenue has not been recognized, the receivable is not de-recognized and a liability reflecting the obligation to the financial institution is recorded within the short-term bank credit until the liability is discharged through the financial institution receiving payment.

The Company and its subsidiaries had no off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Long term convertible debt:

The Company presents the outstanding principal amount of its long term convertible debts as a long-term liability, in accordance with APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”). The debt is classified as a long-term liability until the date of conversion on which it would be reclassified to equity, or at the first contractual redemption date, on which it would be reclassified as a short-term liability (see also Note 11). Accrued interest on the convertible debt is included in “other accounts payable and accrued expenses”.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Convertible note:

The Company presents the outstanding principal amount of the convertible note as a separate component in the shareholders equity in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 150, “ Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. The Note was classified as an equity component since it has no repayment date, does not bear any interest and may be converted only to the Company’s Ordinary shares. The note will be classified as a separate component in shareholders’ equity until the date of actual conversion.

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

SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations. Prior to the adoption of SFAS No. 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”).

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, included: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). As required by the modified prospective method, results for prior periods have not been restated.

The Company recognizes compensation expenses for the value of these awards, which has graded vesting, based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s net loss for the year ended December 31, 2006, was $ 27 higher than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net loss per share for the year ended December 31, 2006, was $ 0.01 higher than if the Company had continued to account for share-based compensation under APB 25.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The pro forma table below illustrates the effect of the Company’s stock-based compensation expense on net loss and basic and diluted loss per share for 2005, had the Company applied the fair value recognition provisions of SFAS No. 123.

The fair value for options granted in 2005 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

2005
Dividend yield	0%
Expected volatility	73%
Risk-free interest	4%
Expected life	4 years

Pro forma information under SFAS No. 123:

Year ended December 31, 2005
Net loss as reported	$(6,058)
Add - stock-based employee compensation expenses recorded in reported net loss	54
Deduct - stock-based employee compensation expenses determined under fair value method	(409)

Pro forma net loss	$(6,413)

Basic and diluted net loss per share, as reported	$(4.68)

Pro forma basic and diluted loss per share	$(4.95)

The assumptions below are relevant to options granted in 2005 as it relates to Black-Scholes calculations:

The dividend yield assumption is based on the Company’s historical experience and expectation of future dividend payouts and may be subject to substantial change in the future.

The Company used its historical volatility in accordance with SFAS No. 123.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected life for options granted by the Company for the year ended December 31, 2005 is 4 years and the risk-free interest rate assumption is the implied yield available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of the Company’s options.

The assumptions below are relevant to restricted shares granted in 2005, 2006 and 2007:

In accordance with FAS123(R), restricted shares are measured at their fair value as if it was vested and issued on the grant date. All restricted shares to employees granted in 2007, 2006 and 2005 were granted for no consideration; therefore their fair value was equal to the share price at the date of grant. No stock options were granted in 2006 and 2007.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of all restricted shares was determined based on the opening trading price of the Company’s shares on the grant day. The weighted average grant date fair value of shares granted during the years 2007, 2006 and 2005 was $ 3.34, $ 4.15 and $ 9.95, respectively.

The Company applies SFAS No. 123 and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

Severance pay:

The Company’s liability for severance pay to its Israeli employees is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees in Israel is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds for the Company’s Israeli employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2005, 2006 and 2007 amounted to approximately $ 45, $ 68 and $ 149, respectively.

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

Long-term bank loan and long and short-term convertible debt are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of such long-term debts approximates their fair value.

Net loss per share:

Basic net loss per share is computed based on the weighted average number of shares outstanding during each year. Diluted net loss per share is computed based on the weighted-average number of shares outstanding during each year, plus dilutive potential shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”).

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

All outstanding stock options and non vested restricted shares, warrants and shares issuable upon conversion of the convertible debts and note have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. The total weighted-average number of shares related to the outstanding options and unvested restricted shares, warrants and shares issuable upon conversion of the convertible debts and note excluded from the calculations of diluted net loss per share, was 348,255, 355,218 and 465,087 for the years ended December 31, 2005, 2006 and 2007, respectively.

Impact of recently issued accounting standards:

SFAS No. 157:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company’s consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The company does not expect the adoption of SFAS No. 157 will have an impact on its consolidated financial statements.

SFAS No. 159:

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS No. 159 are effective for the Company beginning January 1, 2008. The Company does not expect the adoption of SFAS No. 159 will have an impact on its consolidated financial statements.

SAB No. 110:

On December 21, 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008, amends and replaces SAB 107, “Share-Based Payment”. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), “Share-Based Payment”. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option.

The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company does not expect the adoption of SAB No. 110 will have significant impact on its consolidated financial statement.

SFAS No. 141(R)

In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141(R)”). This Statement replaces SFAS 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, “Accounting for Income Taxes”, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, “Goodwill and Other Intangible Assets”, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R will have an impact on accounting for future business combinations once adopted and not on prior acquisitions. As such, the nature and magnitude of the specific effects will dependent upon the nature, terms and size of the acquisitions it consummates after the effective date.

SFAS No. 160

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 160 could have on its financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2006	2007
Prepaid expenses	$469	$217
Employees	6	3
Government authorities	47	6

	$522	$226

NOTE 4:- PROPERTY AND EQUIPMENT

a.	Composition:

	December 31,
	2006	2007
Cost:
Computers, peripheral equipment and software	$5,259	$5,442
Office furniture and equipment	818	819
Leasehold improvements	533	533

	6,610	6,794
Accumulated depreciation	6,447	6,556

Depreciated cost	$163	$238

Depreciation expenses for the years ended December 31, 2005, 2006 and 2007 were approximately $ 537, $ 150 and $ 117, respectively.

b.	As for charges, see Note 12c.

NOTE 5:- OTHER INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS, NET

a.	Other intangible assets and debt issuance costs composition:

	December 31,
	2006	2007
Costs:
Technology	$1,484	$1,566
Database	21	21
Trademark and trade name	110	110
Debt issuance costs related to convertible debts	112	112

	1,727	1,809

Accumulated amortization:
Technology	874	1,173
Database	21	21
Trademark and trade name	66	94
Debt issuance costs related to convertible debts	106	107

	1,067	1,395

Amortized cost	$660	$414

See also Notes 1b, 1c.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:- OTHER INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS, NET (Cont.)

b.	Amortization expenses of other intangible assets and debt issuance costs amounted to $ 336, $ 417 and $ 303 for the years ended December 31, 2005, 2006 and 2007, respectively.

c.	Customer relationship acquired as part of the acquisitions of certain subsidiaries. Amortization expenses amounted to $ 204, $ 248 and $ 256 for the years ended December 31, 2005, 2006 and 2007, respectively.

d.	Following is the estimated amortization expenses with respect to identifiable intangible assets and debt issuance costs for the years ended:

December 31,
2008	$472
2009	$456
2010	$135
2011	$4

NOTE 6:- GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007 are as follows:

Balance as of January 1, 2006	$7,048
Foreign currency translation adjustments	40

Balance as of December 31, 2006	7,088
Foreign currency translation adjustments	64

Balance as of December 31, 2007	$7,152

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- SHORT-TERM BANK CREDIT (Cont.)

During 2007, the Company increased its credit line facility with the Bank to $ 1,719 and as of December 31, 2007, the Company had an outstanding balance of short-term borrowings under the credit line with the Bank in the amount of $ 130 and a short-term loan in the amount of $ 1,589. The weighted-average interest on the credit line and the short-term loan ranged from 7% to 10%.

In August, 2007, Bank Hapoalim agreed to modify the Company’s bank covenant requirements as part of its overall bank financing arrangement such that on a quarterly basis starting August 1, 2007 (i) the Company’s shareholders’ equity shall be at least the higher of (a) 13% of its total assets, or (b) $ 1,500, and (ii) its cash balance shall not be less than $ 500. In addition, Bank Hapoalim provided the Company with a waiver of these new bank covenant requirements for the remainder of 2007. In connection with these changes, the Company recorded fees expenses in the amount of $ 10 and issued 10,000 Ordinary shares to the bank at no consideration.

The fair value of the Ordinary shares issued to the Bank (“Bank’s Shares”) was determined using the market price of the Company’s Ordinary shares at the measurement date. This resulted in an amount of $ 26. The Company recorded the Bank’s Shares based on their fair value as additional paid-in capital.

In addition, as of December 31, 2007, Company had sold an amount of $ 130 of its accounts receivable to a financial institution, relating to an annual renewal of support and maintenance transactions for which the revenue has not been recognized and, therefore, was accounted for as a financing transaction pursuant to EITF 88-18.

NOTE 8:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2006	2007
Employees and payroll accruals	$1,257	$1,287
Accrued expenses	627	783

	$1,884	$2,070

NOTE 9:- PAYMENT ON ACCOUNT OF CONVERTIBLE NOTE

On December 19, 2007, the Company signed a financing transaction with a group of new financial investors. The transaction included an equity investment of $ 600 at a price of $ 1.65 per Ordinary share and a convertible note of $ 600 (the “Convertible Note”) at a conversion price of $ 1.65 per Ordinary share. In addition, as part of the transaction, the investors received warrants to purchase an aggregate of up to 600,000 Ordinary shares at an exercise price of $ 2.00 per Ordinary share (see also Note 13). The Convertible Note does not bear interest, does not have any maturity, is not subject to a repayment in any event including liquidation and can only be converted into Ordinary shares. The Note Holder shall be entitled to convert any or all of the outstanding principal amount into Ordinary shares of the Company at a fixed conversion price of $1.65 per Ordinary share, as may be adjusted to reflect stock splits, reconsolidation or similar technical adjustments to the Company’s share capital. The Note Holder may convert the Principle Amount at any time at its discretion.

All of the warrants and an amount of $ 439 of the Convertible Note are subject to the Company’s shareholders approval which was granted on January 31, 2008.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- PAYMENT ON ACCOUNT OF CONVERTIBLE NOTE (Cont.)

As of December 31, 2007, the Company received from the investors $ 600 of the equity investment and $ 161 of the Convertible Note, which both were not subject to shareholders approval. The Company also received an additional amount of $ 239 as payment on account of the Convertible Note and warrants which was subject to shareholders approval.

The amount of Convertible Note of $ 161 which was not subject to shareholders approval, was classified as equity in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.

The amount of $ 239 of Convertible Note and warrants which was received in 2007 and was subject to shareholders approval, is classified as current liabilities as of December 31, 2007 as payment on account of convertible note.

The remaining balance of the Convertible Note and warrants in the amount of $ 200 was received after December 31, 2007.

NOTE 10:- LONG-TERM BANK LOAN

a.	Composed as follows:

	Currency	Interest rate	December 31,
			2006	2007
Loan from a bank	U.S. $	LIBOR+2.25	$1,292	$738

Less - current maturities			574	589

			$718	$149

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

During 2006 and 2007, the Company did not comply with the covenants set forth under the long-term loan agreement. However, the Company received written waivers from the Bank for each period in which it was in default under which the Bank agreed not to act upon its contractual rights on the Company’s default.

In connection with this debt refinancing, the Company issued to the Bank 6,000 Ordinary shares in consideration of the par value of these Ordinary shares.

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

In August 2007, In connection with changes in bank arrangements including bank covenants, the Company issued 10,000 Ordinary shares to the bank at no consideration (see also Note 7).

b.	The aggregate annual maturities of the long-term loans are as follows:

December 31,
2008	$589
2009	149

$738

An amount of $ 12 as of December 31, 2007, which relates to the discount, was deducted from the principal amount of the loan.

c.	As for charges, see Note 12c(1).

NOTE 11:- LONG TERM CONVERTIBLE DEBT

Composed as follows:

	Interest rate	December 31,
		2006	2007
Convertible debt	7.5%	$568	$556

Less - current maturities		—	—

		$568	$556

a.	On July 28, 2004, the Company issued to LibertyView Special Opportunities Fund, L.P. (“LibertyView”) $ 2,500 aggregate principal amount of 7.5% Convertible debt (the “Debt”) due July 28, 2014. The Company is obligated to pay interest on the Debt on a quarterly basis commencing October 15, 2004, with interest to be paid either in cash or in Ordinary shares of the Company, at the discretion of the Company.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- LONG TERM CONVERTIBLE DEBT (CONT.):

The Debt is convertible, at the option of LibertyView at any time before the maturity date, into Ordinary shares of the Company at a fixed conversion price of $ 21.498 per Ordinary share. LibertyView also has an option to obligate the Company to purchase the Debt for an amount equal to 100% of the principal amount plus accrued and unpaid interest, on July 15, 2008, July 15, 2009 and July 15, 2011. If LibertyView elects to obligate the Company to purchase the Debt, the Company can elect to pay the repurchase price in cash, Ordinary shares or a combination thereof.

The Debt is also subject to repurchase for cash, at LibertyView’s option and at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, on the occurrence of certain events, including the following:

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

In accordance with Emerging Issues Task Force No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (“EITF No. 98-5”) and Emerging Issues Task Force No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF No. 00-27”), no beneficial conversion features were recognized or recorded.

In connection with the Debt, the Company agreed to file an F-3 Registration Statement covering the Ordinary shares which may be issued upon conversion of the Debt within the earlier of (i) 60 days from the date of the Debt, and (ii) 5 business days after the registration statement that was filed with the SEC prior to the date the Debt is declared effective by the SEC. In that respect, the Company has also agreed that in the event that the F-3 is not filed on time or not declared effective by the SEC within 90 days after it is filed, the Company shall pay LibertyView a cash compensation equal to 1% of the loan under the Debt for each month of delay (on a pro-rated basis).

b.	On May 27, 2005, the Company entered into a letter agreement with LibertyView under which the Company agreed to issue to LibertyView 10,000 Ordinary shares at an estimated fair value of $ 140 (as determined by applying EITF No. 96-18) and pay a cash amount of $ 40 as sole and complete remedy for the Company’s inability to meet such registration deadlines.

c.	On June 29, 2005, the Company issued to LibertyView 2,000 Ordinary shares at an estimated fair value of $ 23 (as determined by applying EITF No. 96-18) as sole and complete remedy for the Company’s inability to meet certain share listing conditions.

d.	On August 5, 2005, the Company completed another financing transaction with LibertyView. The transaction included an equity investment of $ 700 at a price of $ 10.50 per Ordinary share with warrants to purchase up to 23,334 Ordinary shares at an exercise price of $ 10.50 per Ordinary share (see also Note 13), and an increase in the amount of the existing $ 2,500 convertible Debt with LibertyView to $ 2,980 (“New Convertible Debt”). The fixed conversion price for the entire value of the New Convertible Debt has been adjusted to $ 11.025 per Ordinary share, and may be converted to Ordinary shares at the discretion of LibertyView at any time during the term of the loan. The New Convertible Debt bears interest of 7.5%, payable quarterly in cash, and is due on August 3, 2013. LibertyView has the option to request earlier repayment during fixed time periods - beginning on July 15, 2008, July 15, 2009 and July 15, 2011.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- LONG-TERM CONVERTIBLE DEBT (CONT.)

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

This transaction was accounted for according to APB 14. The fair value of the warrants and the conversion option was determined using the Black-Scholes pricing model, assuming a risk-free interest rate of 4.25%, a volatility factor 80%, dividend yields of 0% and a contractual life of eight years for the convertible Debt and five years for the warrant.

In connection with the New Convertible Debt, the Company recorded a deferred debt premium of $ 645 with respect to the premium arising from fair value allocation of the various elements of the transaction according to APB 14, which is being amortized from the date of issuance to the stated redemption date, August, 3, 2013. No beneficial conversion features were recorded. In the event that the debt instrument is converted to equity, the carrying amount of the debt, as well as any interest accrued through the date of conversion, as prescribed in EITF No. 85-17, “Accrued Interest upon Conversion of Convertible Debt”, would be credited to the capital accounts. Upon conversion, any un-amortized premium will be converted to equity.

In accordance with EITF Issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” (“EITF 96-19”), the Company concluded that the adjustment of the conversion price of the LibertyView Debt on August 5, 2005, is considered a modification of a debt instrument which is “substantial”, and therefore, results in a debt extinguishment of the existing Debt. As a result, the Company recorded a loss in the amount of $ 787 in financial expenses representing the change in the present value of the cash flows of the debt component.

According to the Debts’ terms, the holders were granted two Put options (i) the option to request earlier repayment during fixed time periods - beginning on July 15, 2008, July 15, 2009 and July 15, 2011; (ii) If a designated event occurs, as defined in the Debts’ terms, the Debt shall be purchased by the Company, at the option of the holder thereof, at a cash purchase price equal to 101% of the principal amount of those securities, plus accrued and unpaid interest. The Company applied the guidance of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), and determined that SFAS No. 133 does require the bifurcation of the embedded Put options and to account for them separately. Based on a fair value valuation, these Put options have nominal value and their fair market value is immaterial as of December 31, 2006. The Company will monitor the value of these options on an on-going basis and when the fair value becomes material, mark the bifurcated derivatives to market through earnings.

e.	On June 2, 2006, the Company and LibertyView amended the agreement described in d. above, and according to the amended agreement LibertyView converted $ 2,000 of the Company’s 7.5% convertible Debt to 261,438 Preferred A shares of the Company, at a conversion price of $ 7.65 per Preferred A share. The remaining $ 980 principal balance of LibertyView’s convertible Debt with the Company remained in effect under the existing terms of the Debt.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- LONG-TERM CONVERTIBLE DEBT (CONT.)

Since the conversion involved the issuance of a new class of shares, Preferred A shares, which is not pursuant to the conversion rights provided in the Convertible Debt terms at issuance, the Company accounted for this transaction as an early extinguishment of the Convertible Debt under the guidance of APB No. 26, “Early Extinguishment of Debt” (“APB 26”). Accordingly, the difference between the fair value of the issued Preferred A shares and the net carrying amount of the extinguished debt in the amount of $ 743 was recognized as financial income in the period of extinguishment. The Company also considered the issued Preferred A shares as permanent equity in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and recorded the fair value of the Preferred A shares that were issued as equity.

f.	On November 30, 2006, LibertyView sold $ 500 of its Convertible Debt to Jerusalem High-tech Founders, Ltd. (“JHTF”), a company controlled by Samuel HaCohen, the Company’s Chairman of the Board of Directors, and in which Vladimir Morgenstern, a member of the Company’s Board of Directors, has an economic interest. Upon the sale of the Debt, the Company signed an agreement with JHTF, which was approved by the Company’s shareholders, and consummated on December 29, 2006, to convert the $ 500 Convertible Debt to Preferred A shares at $ 7.65 per Preferred A share, which may be converted at the discretion of JHTF on a one-to-one basis to Ordinary shares at any time. The Company issued 65,360 Preferred A shares to JHTF in exchange for the conversion of $ 500 of JHTF debt to the Company.

Since the conversion involved the issuance of a new class of shares, Preferred A shares, which is not pursuant to the conversion rights provided in the Convertible Debt terms at issuance, the Company accounted for this transaction as an early extinguishment of the Convertible Debt under the guidance of APB No. 26, “Early Extinguishment of Debt” (“APB 26”). Accordingly, the difference between the fair value of the issued Preferred A shares and the net carrying amount of the extinguished debt in the amount of $ 231 was recognized as financial income in the period of extinguishment. The Company also considered the issued Preferred A shares as permanent equity in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and recorded the fair value of the of Preferred A shares that were issued as equity.

g.	As of December 31, 2007 the balance of the convertible Debt in the amount of $ 556 was classified as a long-term convertible Debt in accordance with FAS 78, “Classification of Obligations That Are Callable by the Creditor an Amendment of ARB No. 43, Chapter 3A” since LibertyView, the convertible debt holder, did not exercise its right to call for repayment of the debt on July 15, 2008 and as such the debt can be called for repayment only on the next exit date, which is July 15, 2009.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities, through the Office of the Chief Scientist of the Israel’s Ministry of Industry, Trade and Labor (the “OCS”). Through December 31, 2007, the Company had obtained aggregate grants from the OCS of $ 372.

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

Through December 31, 2007, the Company has paid or accrued royalties to the OCS in the amount of $ 18. As of December 31, 2007, the total contingent liability to the OCS amounted to $ 387.

b.	Lease commitments:

The Company’s facilities, its subsidiaries’ facilities and its motor vehicles are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2011.

Future minimum rental payments under non-cancelable operating leases are as follows:

Year ended December 31,	Facilities
2008	$384
2009	188
2010	190
2011	95

Total	$857

Lease expenses in respect of facilities for the years ended December 31, 2005, 2006 and 2007 were approximately $ 661, $ 598 and $ 524, respectively.

Lease expenses in respect of motor vehicles for the years ended December 31, 2005, 2006 and 2007 were approximately $ 211, $ 276 and $ 289, respectively. In addition, as of December 31, 2007 future minimum rental payments in connection with motor vehicles leased for the years 2008, 2009 and 2010 are $ 252, $ 134 and $ 99, respectively.

c.	Charges and guarantees:

1.	The Company has a floating charge on all of its assets in favor of the Bank.

2.	The Company obtained bank guarantees in the amount of $ 82, in order to secure an office lease agreement.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY

The Ordinary shares of the Company were traded until June 11, 2007 on the Nasdaq Capital Market and were delisted from trading on that date. On June 12, 2007, the Company’s Ordinary shares became eligible for quotation and trading on the Pink Sheets. On November 14, 2007, the Company’s Ordinary shares became eligible for quotation and trading on the OTC Bulletin Board (“OTCBB”). On September 3, 2008 the Company’s Ordinary shares ceased to be eligible for quotation and trading on the OTCBB and became eligible for quotation and trading on the Pink Sheets.

The Preferred A shares are not publicly traded.

On December 29, 2006, the Company’s shareholders approved in the annual general shareholders meeting a one (1) for five (5) reverse split of the Company’s Ordinary shares and Preferred A shares, which became effective on of January 17, 2007.

Upon the effectiveness of the reverse share split, five Ordinary shares of NIS 1.0 par value per Ordinary share were converted and reclassified as one Ordinary share of NIS 5.0 par value per Ordinary share. In addition, five Preferred A shares of NIS 1.0 par value per Preferred A share were converted and reclassified as one Preferred A share of NIS 5.0 par value per Preferred A share on a post-split basis. All share data in this report are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.

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

b.	In November 2005, the Company’s shareholders approved in the annual general meeting an increase in the Company’s authorized share capital by 1,000,000 Ordinary shares.

c.	In June 2006, the Company’s shareholders approved in a special meeting an increase in the Company’s authorized share capital by 1,538,562 Ordinary shares, and by 261,438 Preferred A shares.

d.	In December 2006, the Company’s shareholders approved in the annual general meeting to increase the authorized number of Preferred A shares by 138,562 by decreasing the authorized number of Ordinary shares by 138,562.

e.	In February 2005, the Company issued to Telvent Investments S.L., an existing shareholder of the Company, in a private placement, 116,332 Ordinary shares at a price per share of $ 11.435, for the total consideration of $ 1,332.

f.	In May 2005, the Company issued to LibertyView 10,000 Ordinary shares at an estimated fair value of $ 140 (as determined by applying EITF No. 96-18) and paid a cash amount of $ 40 as sole and complete remedy for the Company’s inability to meet certain registration deadlines (see also Note 11).

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (CONT.)

g.	In June 2005, the Company issued to LibertyView 2,000 Ordinary shares at an estimated fair value of $ 23 (as determined by applying EITF No. 96-18) as sole and complete remedy for the Company’s inability to meet certain share listing conditions (see also Note 11).

h.	In June 2005 and August 2005, the Company issued a total of 111,156 Ordinary shares related to the acquisition of e-Wise at an estimated fair value of $ 1,268 (see also Note 1b).

i.	In August 2005, the Company issued to LibertyView in a private placement 66,667 Ordinary shares at a price per share of $ 10.50 and warrants to purchase up to 23,334 Ordinary shares at an exercise price of $ 10.50 per Ordinary share, for the total consideration of $ 700 (see also Note 11). The warrants are exercisable through August 2010. As of December 31, 2007, the warrants are outstanding.

j.	In September 2005, the Company issued to a group of new financial investors, in a private placement, 47,619 Ordinary shares at a price per share of $ 10.50 and warrants to purchase an aggregate of up to 32,540 Ordinary shares at an exercise price of $ 10.50 per Ordinary share, for the total consideration of $ 500. The warrants are exercisable through September 2010. As of December 31, 2007, the warrants are outstanding.

k.	In September 2005, the Company issued to a financial investor 6,508 Ordinary shares for no consideration at an estimated fair value of $ 68, as a finders fees related to the September 2005 transaction in item j, above.

l.	In December 2005, in connection with the refinancing of short-term to long-term debt, the Company issued to the Bank 6,000 Ordinary shares in consideration of the par value at an estimated fair value of $ 50 (see also Note 10).

m.	During 2005, the Company issued to LibertyView a total of 20,384 Ordinary shares for interest expenses due on the convertible Debts at an estimated fair value of $ 231.

n.	In January and May 2006, a warrant holder exercised a total of 23,867 warrants into 10,612 Ordinary shares in a cashless exercise.

o.	In January 2006, the Company issued 4,000 Ordinary shares to a service provider in consideration of consulting services.

p.	In June 2006, the Company issued to a group of investors, including three existing shareholders and another institutional investor, 287,540 Ordinary shares at a price of $ 4.695 per share for a total consideration of $ 1,350. The investors received warrants to purchase 57,510 Ordinary shares of the Company at an exercise price of $ 5.635 per Ordinary share and 2,693 Ordinary shares of the Company at an exercise price of $ 4.693 per Ordinary share

q.	In June 2006, LibertyView, a convertible debt holder, converted $ 2,000 of the Company’s 7.5% convertible debt to 261,438 Preferred A shares of the Company, at a conversion price of $ 7.65 per Preferred A share (see also Note 11).

r.	In September 2006, the Company converted its short-term convertible debt (including accrued interest) to 114,301 Ordinary shares of the Company, at a conversion price of $ 4.7025 per Ordinary share.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

s.	In December 2006, Jerusalem High-tech Founders Ltd., a convertible debt holder, converted $ 500 of the Company’s 7.5% convertible debt to 65,360 Preferred A shares of the Company, at a conversion price of $ 7.65 per Preferred A share (see also Note 11f).

t.	In December 19, 2007, the Company issued to a group of new financial investors 363,636 Ordinary shares at a price of $ 1.65 per share for a total consideration of $ 600. The transaction included also a non interest bearing convertible note of $ 600 at a conversion price of $ 1.65 per Ordinary share and warrants to purchase an aggregate of up to 600,000 Ordinary shares at an exercise price of $ 2.00 per Ordinary share (see also Note 9). The Convertible note does not have any maturity, does not bear any interest and can only be converted into Ordinary shares. 50% of the warrants are callable by the Company when all shares issued in connection with the new investment are registered with the SEC.

All of the warrants and an amount of $ 439 of the Convertible Note are subject to the Company’s shareholders approval which was granted on January 31, 2008 (see also Note 9) and, therefore, the amounts received as of December 31, 2007 on account of the Convertible Note was recorded in liabilities as “payments on account of convertible note and warrants”.

u.	Following the December 19, 2007 financing described in t. above, the Company had issued 211,457 Ordinary shares to a group of existing shareholders at no consideration which exercised its anti-dilution protection right, granted under the September 2006 conversion terms of the short-term convertible debt (see also r above).

v.	In November 2007 and December 2007, the Company issued 28,500 Ordinary shares under the 2005 Share Options Plans to service providers in consideration of consulting services.

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

Each option granted under the Plans is exercisable until the earlier of seven years from the date of the grant of the option or the expiration dates of the respective option plans. The Company’s 1999 option plan will expire on December 31, 2008, The exercise price of the options granted under the Plan may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over periods of two to four years. Any options which are canceled or forfeited before expiration become available for future grants.

In November 2005, the Company adopted a new Israeli share option and restricted share plan and a new international share option and restricted share plan (the “2005 Share Option Plans”) which superseded and replaced all previous plans and provide the Company with the ability to grant restricted shares in addition to options under various tax regimes.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

Under the 2005 Share Option Plans, options, restricted shares and other share-based awards may be granted to employees, directors, office holders, service providers, consultants and any other person or entity whose services the Company’s board of directors shall determine to be valuable to the Company and/or its affiliated companies. The exercise price of the option granted under the 2005 Share Option Plans are to be determined by the directors at the time of grant. The options granted expire no later than ten years from the date of grant. The 2005 Share Option Plans expire in 2015. Any options which are canceled or forfeited before expiration become available for future grants. The options vest ratably over a period of two to four years, with the first portion vesting not earlier the one year after the grant of the options.

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

As of December 31, 2007, an aggregate of 27,023 Ordinary shares of the Company were available for future grant.

b.	In November 2005, the Company issued to the Company’s directors 14,000 restricted Ordinary shares for no consideration (the “Restricted Shares”). The Restricted Shares shall be released ratably on an annual basis over a two-year period (“release period”), starting from the date of grant, and are subject to acceleration provisions upon certain events such as merger or acquisition. The Company has accounted for this award in accordance with FIN 44 and is amortizing the deferred stock compensation in the amount of $ 139, reflecting the quoted market price of the Company’s Ordinary shares as of the date of grant over the exercise price at the grant date of the award ($ 0) as compensation expense ratably over the release period of the Restricted Shares. Compensation expenses of approximately $ 6, $ 65 and $ 49 were recognized during the years ended December 31, 2005, 2006 and 2007, respectively.

c.	On December 30, 2005, the Company decided to accelerate the vesting of 27,975 unvested stock options outstanding with an exercise price equal to or greater than $ 8.20 per share, which were held by the Company’s employees, including officers. As a result, these unvested stock options became fully exercisable effective as of December 30, 2005, rather than becoming exercisable at the later dates when such options would have otherwise vested in the normal course. The Company’s stock options have generally vested over a period of two to four years.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

d.	In April 2006 and in December 2006, the Company issued to the Company’s employees and director’s 26,270 and 10,000 restricted Ordinary shares, respectively, for no consideration (the “Restricted Shares”). The Restricted Shares shall be released ratably on an annual basis over a two-year period (“release period”), starting from the date of grant, and some of them are subject to acceleration provisions upon certain events such as merger or acquisition. The Company has accounted for this award in accordance with FAS123(R). The total grant date fair value was $ 151, reflecting the quoted market price of the Company’s Ordinary shares as of the date of grant over the purchase price of $ 0 as compensation expense, ratably over the release period of the Restricted Shares. Compensation expenses of approximately $34 and $ 37 were recognized during the years ended December 31, 2006 and 2007, respectively.

e.	In March 2007, the Company issued to the Company’s employees and consultants 61,160 and 6,000 restricted Ordinary shares, respectively, at no consideration (the “Restricted Shares”). The Restricted Shares shall be released ratably on an annual basis over a two or three-year period (“release period”), starting from the date of grant, and some of them are subject to acceleration provisions upon certain events such as merger or acquisition. The Company has accounted for this award in accordance with FAS123(R) and for the awards granted to consultants in accordance with FAS123(R) and EITF 96-18. The total grant date fair value was $ 224, reflecting the quoted market price of the Company’s Ordinary shares as of the date of grant over the purchase price of $ 0 as compensation expense, ratably over the release period of the Restricted Shares. Compensation expenses of approximately $ 110 were recognized during the year ended December 31, 2007.

f.	The following is a summary of the Company’s employees’ and directors’ stock option activity under the Plans and related information:

	Year ended December 31, 2007
	Number of options	Weighted average remaining contractual term (years)	Aggregate intrinsic value	Weighted average exercise price
Outstanding - beginning of the year	123,805			$10.92
Canceled	(16,085)			$16.62

Outstanding - end of the year	107,720	3.91	—	$10.06

Vested and expected to vest	107,720	3.91	—	$10.06

Options exercisable	107,720	3.91	—	$10.06

The total intrinsic value of options exercised during the years ended December 31, 2005, and 2006, was $ 6, and $ 2, respectively. No options were exercised in 2007.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2007, under the Plans, have been separated into ranges of exercise price, as follows:

Range of exercise price	Options outstanding and exercisable as of December 31, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price
$ 7.95-8.20	61,943	2.51	$7.99
$ 10.00-11.65	39,700	3.81	$10.78
$ 20.50-28.00	6,077	1.12	$25.92

	107,720		$10.06

Compensation expenses related to options of approximately $ 115, $ 59 and $ 0 were recognized during the years ended December 31, 2005, 2006 and 2007, respectively.

As of December 31, 2007, there was no unrecognized compensation cost related to options to employees’ compensation arrangements granted under the plan, as a result of the acceleration of all unvested stock options outstanding as of December 30, 2005.

g.	A summary of the status of the Company’s restricted shares as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below:

Restricted shares	Shares	Weighted average grant- date fair value
Restricted at January 1, 2007	39,470	$5.01
Granted	67,160	$3.34
Vested	(19,390)	$5.93
Forfeited	(6,525)	$3.75

Restricted at December 31, 2007	80,715	$3.50

As of December 31, 2007, there was $160 of total unrecognized compensation cost related to restricted shares compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of restricted shares released during the year ended December 31, 2007 was 43.

The weighted average grant date fair value of shares granted during 2005, 2006 and 2007 were $9.95, $4.15 and $3.34, respectively.

h.	The following table sets forth the total stock-based compensation expense for each of the two years ended December 31 2006 and 2007, resulting from awards granted to employees, directors and consultants, included in the Company’s consolidated statement of operations (no stock options were granted during 2006 and 2007):

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

	Year ended December 31, 2006	Year ended December 31, 2007
Cost of revenues	$6	$23
Research and development cost	3	9
Selling and marketing expenses	3	24
General and administrative expenses	99	152

Total stock-based compensation expense	$111	$208

The fair value for restricted shares granted is amortized over their vesting period.

g.	Options issued to consultants:

1.	The Company’s outstanding options to consultants as of December 31, 2007, are as follows:

Issuance date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through
January 2002	1,000	$20.50	1,000	January 2009
September 2002	3,812	$8.20	3,812	September 2009
August 2003	4,900	$7.95	4,900	August 2010
August 2004	500	$10.00	500	August 2011
March 2005	7,000	$10.30	7,000	March 2012

Total	17,212		17,212

Compensation expenses of approximately $ 36, $ 25 and $ 3 were recognized during the years ended December 31, 2005, 2006 and 2007, respectively as sales and marketing expenses. Compensation expenses of approximately $ 12, $ 0 and $ 0 were recognized during the years ended December 31, 2005, 2006 and 2007, respectively as general and administrative expenses.

2.	In January 2006, the Company issued 4,000 Ordinary shares under the 2005 Share Options Plans to a service provider in consideration of consulting services.

In March 2007, the Company granted 6,000 restricted shares under the 2005 Share Options Plans to service providers in consideration of consulting services.

4.	In November 2007 and December 2007, the Company issued 28,500 Ordinary shares under the 2005 Share Options Plans to service providers in consideration of consulting services.

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

During 2005, 2006 and 2007, the Company recorded a compensation of approximately $ 24, $ 12 and $ 12, respectively, which was included in the financial expenses. This transaction was accounted for according to APB 14.

The fair value of this warrant was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 3%, a volatility factor of 113%, dividend yield of 0% and an expected term of two years.

As of December 31, 2007, all of the above warrants are outstanding.

2.	The Company’s outstanding warrants to investors and consultants as of December 31, 2007, are as follows:

Issuance date	Warrants for Ordinary shares	Exercise price per share	Warrants exercisable	Exercisable through
April 1998	578	$1.25	578	No expiration date
August 2005	23,334	$10.50	23,334	August 2010
September 2005	32,540	$10.50	32,540	September 2010
May 2006	57,510	$5.63	57,510	May 2008
May 2006	2,663	$4.69	2,663	May 2008

Total	116,625		116,625

3.	See also Notes 9 and 11.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME

FIN-48:

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), on January 1, 2007. As a result of the implementation of Interpretation 48, the Company recognized an increase of approximately $ 55 in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of the accumulated deficit and an amount of $ 13 related to interest and penalties on tax positions for the year ended December 31, 2007 which was recorded in financial expenses. The interest liability related to uncertain tax positions in the amounts of $ 13, is included within the income tax provision on the Company’s consolidated balance sheet as of December 31, 2007.

The reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits was not provided due to immateriality.

In accordance with the Company’s accounting policy, both before and after adoption of FIN 48, interest expense and potential penalties related to income taxes are included in the financial expenses, net line of the Company’s consolidated statements of operations.

The Company and its subsidiaries file federal and state income tax returns in the U.S., Israel, Australia and the U.K. ViryaNet Ltd. may be subject to examination by the Israel tax authorities for fiscal years 2003 through 2007. ViryaNet Inc.’s (the U.S. subsidiary) tax returns through 2006 were audited by the U.S. Internal Revenue Service (“IRS”) which resulted with no incremental tax liability. ViryaNet Inc. may be subject to examination by the IRS for fiscal year 2007. ViryaNet PTY (the Australian subsidiary) may be subject to examination by the Australian tax authorities for fiscal years 2005 through 2007.

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlement. The final tax outcome of the Company’s tax audits could be different from what is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net loss in the period in which such determination is made.

Reduction in Israeli tax rates:

For tax year 2007, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 29%. Following an amendment to the Israeli Income Tax Ordinance, 1961 (the “Israeli Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.

Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

The Company’s production facilities have been granted an “approved enterprise” status under the law, for three separate investment programs, which were approved in February 1989, March 1995 and April 1998.

The status of “approved enterprise” granted for the February 1989 investment program has expired.

The status of “approved enterprise” granted for the March 1995 investment program will expire in 2008.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (CONT.):

The tax benefits period for the April 1998 program has not yet begun. Income derived from this alternative benefits track program is exempted from tax for a period of ten years, starting in the first year in which the Company generates taxable income from the approved enterprise, subject to a condition that the Company will have a certain minimum number of professional employees. The Company has not yet met this condition; however it has applied for relief, and adjustment of this requirement. There can be no assurance that the relief will be granted to the Company, and if the relief is not granted the Company will lose its entitlement to future benefits under Law. Generally, “Approved Enterprise” tax benefits are limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier.

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

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and the Israeli Consumer Price Index (the “CPI”).

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (CONT.):

However, the Capital Investments Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company’s existing “approved enterprise” will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new Law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2007, the Company did not generate income under the provision of the new Law.

Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an “industrial company” under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, and the right to claim public issuance expenses and amortization of patents and other intangible property rights over eight years as a deduction for tax purposes.

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

On February 26, 2008, the Israeli Parliament (the Knesset) enacted the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Effective Period), 2008, which the Company refers to as the Inflationary Adjustments Amendment. In accordance with the Inflationary Adjustments Amendment, the effective period of the Inflationary Adjustments Law will cease at the end of the 2007 tax year and as of the 2008 tax year the provisions of the law shall no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations. In accordance with the Inflationary Adjustments Amendment, commencing with the 2008 tax year, income for tax purposes will no longer be adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses will no longer be linked to the Israeli Consumer Price Index.

Net operating losses carryforward:

The Company has accumulated losses for tax purposes as of December 31, 2007, in the amount of approximately $ 30,302, which may be carried forward and offset against taxable income and capital gain in the future for an indefinite period.

Through December 31, 2007, ViryaNet U.K. had accumulated losses for income tax purposes of approximately $ 18,224, which can be carried forward and offset against taxable income in the future for an indefinite period.

In April 2007, the Company dissolved ViryaNet Japan, and the accumulated loss for income tax purposes of $ 1,197 was extinguished as part of the dissolution.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (CONT.):

As of December 31, 2007, the U.S. subsidiary had U.S. federal net operating loss carryforward for income tax purposes in the amount of approximately $ 7,218. Net operating loss carryforward arising in taxable years beginning before August 6, 1997, can be carried forward and offset against taxable income for 15 years and expiring between 2010 and 2012. Net operating loss carryforwards arising in taxable years beginning after August 6, 1997 can be carried forward and offset against taxable income for 20 years, expiring between 2017 and 2026.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Through December 31, 2007, ViryaNet Australia had accumulated losses for income tax purposes of approximately $ 262, which can be carried forward and offset against taxable income in the future for an indefinite period.

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2006	2007
Deferred tax assets:
U.S. net operating loss carryforward	$2,470	$2,815
Israeli net operating loss carryforward	6,337	7,573
U.K. net operating loss carryforward	5,384	5,467
Japan net operating loss carryforward	359	—
Australia net operating loss carryforward	52	79
Allowances and reserves	198	257

Total deferred tax assets before valuation allowance	14,800	16,191
Valuation allowance	(14,800)	(16,191)

Net deferred tax asset	$—	$—

As of December 31, 2007, the Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, since they have a history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (CONT.):

Net loss consists of the following:

	Year ended December 31,
	2005	2006	2007
Domestic	$3,133	$1,800	$2,660
Foreign	2,925	119	1,150

	$6,058	$1,919	$3,810

Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

In 2005, 2006 and 2007, the main reconciling item of the statutory tax rate of the Company (34% - in 2005, 31% in 2006 and 29% in 2007) to the effective tax rate (0%) is tax loss carryforwards and other deferred tax assets for which a full valuation allowance was provided.

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

The following table presents total revenues for the years ended December 31, 2005, 2006 and 2007 and long-lived assets as of December 31, 2005, 2006 and 2007:

	2005		2006		2007
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
United States	$11,249	$1,226	$9,917	$793	$8,809	$611
Europe and the Middle East	1,052	151	1,021	81	1,001	43
Asia Pacific	1,906	996	2,922	816	1,349	644

	$14,207	$2,373	$13,860	$1,690	$11,159	$1,298

b.	Major customers data as a percentage of total revenues:

There were no major customers representing 10% of more of revenues in 2007 and 2006. One customer accounted for approximately 15% of revenues in 2005.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- FINANCIAL EXPENSES, NET

	Year ended December 31,
	2005	2006	2007
Income:
Interest income	$9	$—	$—
Foreign currency translation adjustments	34	—	—
Income from conversion of convertible debt	—	975	—
Other income	114	—	—

Total income	157	975	—

Expenses:
Interest and bank charges	394	604	286
Foreign currency translation adjustments	—	188	113
Loss from extinguishment of convertible note and other expenses related to convertible note	920	—	—
Bank fees and stock based compensation expenses related to options and shares granted to a Bank	173	227	136

Total expenses	1,487	1,019	535

Financial expenses, net	$1,330	$44	$535

NOTE 17:- RELATED PARTIES TRANSACTIONS

a.	In June 1999, the board of directors approved the issuance of 3,478 Series C-2 Preferred shares to its Chairman in consideration of $ 100, which the Company loaned to him. The loan was approved by the shareholders in June 2000 and bears annual interest at the rate of 6.5%. Repayment of the loan is due when the Chairman sells or otherwise disposes of the shares, subject to the loan. In addition, the Company, at its sole discretion, may call for immediate repayment of the loan and the interest thereon in the event that (i) the Chairman becomes bankrupt or files a motion for bankruptcy, or (ii) the Chairman ceases to remain in the employment of the Company for any reason.

b.	On July 21, 2003, the board of directors and audit committee approved an agreement with a director of the Company, to provide project management services to the Company in connection with its engagements with customers and prospects. The compensation provided under the terms of this agreement is based on the average compensation provided to employees providing similar services to the Company. During 2005, the director was paid $ 8 for these services. No payments were made to the director in 2006 and 2007.

c.	Insurances policies with Clal Credit Insurance and Clal Insurance:

During the period from 2005 through 2007, the Company purchased several insurance policies from Clal Credit Insurance and Clal Insurance, both of which are affiliated with the Clal Group, which is the Company’s shareholder.

d.	Transactions with Telvent Interactive S.A. (“Telvent”), a shareholder in the Company, an affiliate of which serves on the Company’s board of directors:

On June 30, 2004, the Company entered into a value added reseller agreement with Telvent, under which Telvent became a non-exclusive reseller of the Company’s products at normal reseller terms.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- RELATED PARTIES TRANSACTIONS (CONT.):

On December 1, 2004, the Company entered into an agreement with Telvent, under which, Telvent provides the Company with certain technical consulting services relating to one of the Company’s customers.

The following is a summary of the transactions with Telvent:

	Year ended December 31,
	2005	2006	2007
Revenues:
Software license	$—	$—	$—
Maintenance and services	140	137	105

Total	$140	$137	$105

Cost of revenues:
Maintenance and services	$163	$—	$—

There were no trade payables with Telvent as of December 31, 2006 and 2007.

e.	As part of the e-Wise acquisition (see also Note 1(a)), the Company assumed an amount of approximately $ 285 in unsecured debt. The unsecured debt is payable to e-Wise’s major shareholder, Mark Hosking, who became a shareholder and an officer of the Company as a result of the acquisition.

On August 28, 2007, the Company and Mark Hosking, agreed to a revision in the payment terms for the $ 115 balance of the Company’s unsecured debt arrangement with Mr. Hosking. Accordingly, the Company paid $ 25 on October 1, 2007 and the balance will be paid by the Company in eight equal monthly installments beginning January 1, 2008. As part of this arrangement, the Company reserves the right to make early payment of the outstanding debt in full at any time in advance of the payment conditions set forth above, without penalty.

As of December 31, 2007, the outstanding amount of the debt is $ 90.

f.	On November 30, 2006, LibertyView sold $ 500 of its Convertible Debt to Jerusalem High-tech Founders, Ltd. (“JHTF”), a company controlled by Samuel HaCohen, the Company’s Chairman of the Board of Directors, and in which Vladimir Morgenstern, a member of the Company’s board of directors, has an economic interest. Upon the sale of the debt, the Company signed an agreement with JHTF, which was approved by the Company’s shareholders and consummated on December 29, 2006, to convert the $ 500 Convertible Debt to Preferred A shares at $ 7.65 per Preferred A share, which may be converted at the discretion of JHTF on a one-to-one basis to Ordinary shares at any time. The Company issued 65,360 Preferred A shares to JHTF in exchange for the conversion of $ 500 of JHTF debt to the Company. See also Note 11.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:- SUBSEQUENT EVENTS

a.	On January 31, 2008, the Company’s shareholders approved the additional issuance of convertible note in the amount of $ 439 and warrants in the amount of $ 1,200 in accordance with the agreement with the new financial investors from December 19, 2007 (see also Note 13t)

b.	On January 31, 2008, the Company’s shareholders approved an increase of the authorized share capital of the Company by NIS 10,000,000 (consisting of 2,000,000 Ordinary shares of NIS 5.0 per share) and increase the number of restricted shares and shares options reserved in the Company’s 2005 Share Option Plans by 200,000.

c.	On January 2, 2008, the Company’s short-term bank loan in the amount of $ 1,589 was extended for an additional year. On September 29 Bank Hapoalim agreed to convert the short term loan that was due on January 2, 2009 to a long-term loan, such that $100 will be paid on July 2, 2009 an additional $100 will be paid on August 15, 2009 and the balance of $1,389 million will be paid over 14 quarterly payments starting October 2, 2009

d.	On September 28, 2008, the Company received from Bank Hapoalim a waiver of its bank covenants for the balance of 2008 and for the first quarter of 2009. In connection with the waiver and the conversion of the short-term loan to Long term loan (see also Note 18c above), the Company agreed to pay $ 30 of fees to the bank.

e.	On July 31, 2008, in connection with the December 19, 2007 financing transaction (see Note 13t), the new financial investors signed an exercise letter in which they exercise warrants to purchase 300,000 Ordinary shares at an exercise price of $ 2.00 per Ordinary share and further undertook to transfer the exercise price no later than October 30, 2008.