Form 20-F
period 2008-12-31
VIRYANET LTD
filed 2009-10-30
CIK 1119744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission File Number 000-31513

VIRYANET LTD.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Memy Ish-Shalom

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

Telephone +972-2-584-1000

Facsimile: +972-2-581-5507

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, par value NIS 5.0 per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2008, the Registrant had 3,107,250 shares outstanding, comprised of 2,780,453 Ordinary Shares and 326,797 Preferred A Shares.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐  Yes     ☒  No

Unless the context otherwise requires, all reference in this annual report to “ViryaNet”, “we”, “our”, “us”, “our company” and the “Company” refer to ViryaNet Ltd. and its consolidated subsidiaries. Reference to “dollars” or “$” are to United States dollars. All references to “NIS” are to New Israeli Shekels.

All references to Ordinary Shares and Preferred A Shares, including related share price, are made on a post reverse stock split basis, taking into account the one (1) for five (5) reverse stock split of ViryaNet’s Ordinary Shares and Preferred A Shares, which became effective on January 17, 2007.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

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

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein (including in the Risk Factors described in Item 3 below) and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements, include: whether we are able to achieve anticipated levels of profitability, growth and cost, whether we are able to timely develop and gain acceptance for our new products, the impact of competitive pricing, the impact of general business and global economic conditions and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission.

Except to the extent required by law, neither we, nor any of our respective agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

PART I

Item 1.	Identity Of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

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

We derived the selected consolidated statements of operations data below for the years ended December 31, 2006, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007 and 2008, from our audited consolidated financial statements, which are included elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We derived the consolidated statements of operations data for the years ended December 31, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 from audited consolidated financial statements that are not included in this annual report.

Summary Consolidated Financial Information

U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2004	2005	2006	2007	2008
Statement of Operations Data:

Revenues:
Software licenses	$3,114	$1,720	$1,520	$1,769	$1,380
Maintenance and services	8,806	12,487	12,340	9,390	9,990
Total revenues	11,920	14,207	13,860	11,159	11,370
Cost of revenues:
Software licenses	288	358	356	358	275
Maintenance and services	6,743	7,855	6,831	5,633	5,586

Total cost of revenues	7,031	8,213	7,187	5,991	5,861
Gross profit	4,889	5,994	6,673	5,168	5,509

Operating expenses:
Research and development, net	2,069	2,504	2,121	2,290	1,753
Sales and marketing	4,398	5,214	3,692	3,429	3,119
General and administrative	2,214	3,004	2,735	2,485	2,303

Total operating expenses	8,681	10,722	8,548	8,204	7,175
Operating loss	(3,792)	(4,728)	(1,875)	(3,036)	(1,666)
Financial expenses, net	(363)	(1,330)	(44)	(535)	(414)
Other income (loss)	—	—	—	(239)	—

Net loss	$(4,155)	$(6,058)	$(1,919)	$(3,810)	$(2,080)

Basic and diluted net loss per share	$(4.25)	$(4.68)	$(1.03)	$(1.66)	$(0.70)
Weighted average number of shares used in computing basic and diluted net loss per Ordinary Share	977,612	1,294,834	1,857,217	2,292,190	2,992,752

Balance Sheet Data:
Cash and cash equivalents	$2,943	$2,040	$736	$413	$143
Working capital (deficit)	(3,461)	(4,004)	(4,520)	(6,098)	(5,830)
Total assets	14,398	14,456	11,919	11,190	9,802
Long-term loan, including current maturities	1,306	1,991	1,292	738	1,739
Long-term convertible debt	2,500	3,592	568	556	—
Shareholders’ equity	1,678	183	2,534	50	(1,375)

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

RISK FACTORS

You should carefully consider the risks described below and in the documents we have incorporated by reference into this annual report before making an investment decision. The risks described below and in the documents we have incorporated by reference into this annual report are not the only ones facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Ordinary Shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to our Business

We have incurred losses in the past and may incur losses in the future.

We have incurred substantial net losses during each of the last five fiscal years and may not achieve profitability in 2009 or in future years. As of December 31, 2008, we had an accumulated deficit of approximately $121.7 million. In order to achieve profitability we will need to increase our revenues while containing or reducing our costs. However, a substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. While our revenues in 2008, 2007, and 2006 were $11.4 million, $11.2 million, and $13.9 million, respectively, we incurred net losses of $2.1 million, $3.8 million, and $1.9 million, respectively, during these years. We cannot assure you that we will be able to increase our revenues, or, that even if we are able to increase our revenues we will be able to achieve profitability or maintain profitability, if achieved, on a consistent basis.

Our operating results have fluctuated significantly in the past and may fluctuate significantly in the future which may adversely impact the price of our Ordinary Shares, making it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price for our Ordinary Shares.

Our revenues, gross profits and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations in our operating results and/or cause our share price to decline:

•	changes in global economic conditions in general, and conditions in our industry and target markets in particular;

•	changes in demand or timing of orders, especially large orders, for our products and services;

•	the length and unpredictability of our sales cycle;

•	timing of product releases;

•	the dollar value of, and the timing of, our contracts;

•	delays in completion of implementation projects with customers

•	the mix of revenue generated by software licenses and professional services;

•	price and product competition;

•	changes in selling and marketing expenses, as well as other operating expenses;

•	technological changes;

•	our ability to expand our workforce with qualified personnel, as may be needed;

•	reductions in the level of our cash balances and our ability to raise cash;

•	consolidation of our customers;

•	fluctuations in the economic factors impacting LIBOR which is the benchmark rate used to determine the interest expenses incurred by us on our bank borrowings under our bank arrangement;

•	the geographic composition of our revenues;

•	integration and assimilation of management, employees and product lines of acquired companies;

•	effectiveness of our customer support, whether provided by our resellers or directly by us; and

•	foreign currency exchange rate fluctuations , primarily the US dollar against the Israeli shekel.

As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, it is possible that our results of operations may be below the expectations of public market analysts and investors. If this happens, the price of our Ordinary Shares will likely decrease.

We may not be able to meet our debt payment obligations in the future.

We have $480,000 face value of convertible debt outstanding that is owed to LibertyView Special Opportunities Fund, L.P. (“LibertyView”), for which LibertyView has the option to request payment in full at any time in July 2011. Our ability to meet our obligations under the convertible debt and our other debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, and other factors, including some factors that are beyond our control. If we are unable to generate sufficient cash from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness. In addition, cash flows from our operations may be insufficient to repay our convertible debt in full at maturity, in which case we may need to refinance the convertible debt. Our ability to refinance our indebtedness, including the convertible debt, will depend upon, among other things: our financial condition at the time; restrictions in agreements governing our debt; and, other factors, including market conditions.

We cannot ensure you that any such refinancing would be possible on terms that we could accept, or that we could obtain additional financing at all. If refinancing will not be possible or if additional financing will not be available, that would have a material adverse effect on our business.

We may need additional financing and may not be able to raise additional financing on favorable terms or at all.

In 2008, we had positive cash flow from operations. However, prior to 2008, we had negative cash flow from operations for each of the several preceding years. In the past five years, we had an aggregate negative operating cash flow in the amount of $10 million. Over the past five years, we raised gross proceeds of approximately $2.5 million in a convertible debt financing in July 2004, approximately $3.5 million in a combination of convertible debt and equity financings during 2005, approximately $1.4 million from private equity financing transactions during 2006, and approximately $1.2 million in a combination of equity and convertible debt financings during 2007 and 2008. However, we expect that we may need additional financing to fund our business operations. Any additional financing that is structured as a secured debt financing may require the consent of our main current creditors, Bank Hapoalim and LibertyView. Our ability to raise additional financing from third parties may be impacted by the delisting and removal of our Ordinary Shares from The Nasdaq Capital Market and the OTCBB, respectively. We cannot assure you that additional financing will be available on terms favorable to us, or at all. In the event that the market price of our Ordinary Shares does not appreciate or further declines, we may not be able to consummate a private equity financing transaction to raise additional financing. If adequate funds are not available or are not available on acceptable terms, our ability to fund our day to day operations, expand our research and development, and marketing and sales, efforts, pursue potential acquisitions, take advantage of unanticipated opportunities, develop or enhance our website content, features, services, or otherwise respond to competitive pressures would be severely constrained. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage of ownership of our existing shareholders will be reduced, and any newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We will need sufficient funds to re-pay our loans from Bank Hapoalim, which may be subject to immediate repayment if we do not meet our repayment schedule or meet specified conditions.

As of June 30, 2009, our aggregate outstanding borrowings with Bank Hapoalim was approximately $2 million, which consisted of (i) short-term borrowings of approximately $0.4 million, of which $0.25 million is drawn in dollars, with interest payable quarterly at a rate of 11.5%, and $0.15 million is drawn in NIS, with interest payable quarterly at a rate of prime plus 3.3%, and (ii) the outstanding balance on our long-term loan arrangement with Bank Hapoalim of approximately $1.6 million, with interest payable quarterly at a rate of LIBOR plus 3.25%.

Our overall bank financing arrangement with Bank Hapoalim had originally been subject to the following covenants: (i) our shareholders equity, on a quarterly basis, was required to be at least the higher of (a) 17% of our total assets, or (b) $3.0 million, and (ii) our cash balance, on a quarterly basis, was not to be less than $1.0 million. With the exception of the second quarter of 2006, in which we were in compliance with these covenants, we were not in compliance with these covenants for each quarterly period during 2006 and through the second quarter of 2007. However, we received a waiver from Bank Hapoalim for each period in which we were not in compliance with these bank covenants.

On August 29, 2007, Bank Hapoalim agreed to modify our bank covenant requirements as part of our overall bank financing arrangement such that on a quarterly basis starting August 1, 2007 (i) our shareholders’ equity is now required to be at least the higher of (a) 13% of our total assets, or (b) $1.5 million, and (ii) our cash balance is required to be not less than $0.5 million. In addition, Bank Hapoalim provided us with a waiver of these new bank covenant requirements for the remainder of 2007. In connection with the modification of these waiver and bank covenant requirements, we agreed to pay $10,000 of fees and issue 10,000 Ordinary Shares to the bank.

We were not in compliance with these covenants for each quarterly period during the year ended December 31, 2008 and for the first three quarters of 2009. However, on September 28, 2008 we received a waiver of these covenants from Bank Hapoalim for each quarterly period during 2008 and for the first quarter of 2009, and on October 28, 2009 we received from Bank Hapoalim a waiver of these covenants for the second and third quarter of 2009. Bank Hapoalim also provided us with a waiver of these covenants for the fourth quarter of 2009 and for the first quarter of 2010. In connection with the waivers granted on October 28, 2009 we agreed to pay fees of $15,000 to the bank.

On September 29, 2008, Bank Hapoalim agreed to convert a $1.6 million short term loan that was due on January 2, 2009 into a long-term loan payable in the following increments: $0.1 million on July 2, 2009, an additional $0.1 million on August 15, 2009 and the balance of $1.4 million in 14 quarterly installments of $0.1 million each starting October 2, 2009. The interest on our long-term loan will be paid quarterly at a rate of LIBOR plus 3.25%. In connection with the waivers granted on September 28, 2008 and the conversion of the short-term loan to a long-term loan, we agreed to pay fees of $30,000 to the bank.

We may need to obtain funding from third parties to meet the payment obligations under the above-mentioned loan arrangement in a timely manner, and there is no assurance that Bank Hapoalim will grant us an extension of these payment dates in the future, if requested. Our ability to raise capital via convertible debt or equity financing arrangements with third parties for the re-payment of our loans with Bank Hapoalim may be impacted by the delisting and removal of our Ordinary Shares from The Nasdaq Capital Market and the OTCBB, respectively. There can be no assurance that we will meet our covenants to the bank or that the bank will waive non-compliance with any such covenants in the event that we do not meet them. If we fail to timely effect any repayment of loans to Bank Hapoalim or to meet these covenants, the bank may demand immediate repayment of the outstanding debts and all interest thereon and shall be entitled to exercise any remedies available to it. That would have a material adverse effect on our business.

We have substantially reduced the number of our employees during 2005, 2006, 2007 and 2008, and, as a result, may be unable to meet certain revenue objectives and continue to incur losses.

During 2004, we substantially increased our overall headcount from 86 at the beginning of the year to 126 at the end of the year. Part of such increase was related to the assumption of 25 employees as a result of our acquisition of Utility Partners. In June 2005, we added another 22 employees via the acquisition of e-Wise Solutions, raising our headcount to 148. After the acquisition of e-Wise, we determined that we had an excess of resources resulting from these acquisitions and took action to reduce headcount. These actions resulted in a reduction of our headcount to 120 at the end of December 2005, 98 at the end of December 2006, and 88 at the end of December 2007. During 2008, we further reduced our headcount to 67 employees. Although we believe we currently have sufficient resources available to meet and support our current obligations in relation to our current staff, we may not be able to maintain this headcount. If we are forced to reduce headcount further, our ability to meet our growth goals, and our business and operations, may be negatively impacted.

We may need to further expand our sales, marketing, research and development and professional services organizations but may lack the resources to attract, train and retain qualified personnel, which may hinder our ability to grow and meet customer demands.

We may need to expand our headcount beyond our current staff in order to increase market awareness and sales of our products. We may also need to increase our quality assurance, technical and customer support staff to support new customers and the expanding needs of existing customers. These positions require training on the use of our products, and we generally expect that the training period will take a significant amount of time before these personnel can support our customers. In addition, there is competition for qualified personnel (especially senior employees). Competition for qualified professional employees may lead to increased labor and personnel costs. If we need to hire additional employees and are unable to attract, train, motivate and retain qualified personnel, we may not be able to achieve our objectives, and our business could be harmed.

Competition for senior employees can be intense, especially in a number of our key markets and locations, including Israel. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. The market for the qualified personnel we require is very competitive, even in times of economic downturn, because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. This is particularly true in Israel, where competition for qualified personnel is intense. We may not be able to compete effectively for the personnel we need. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our ability to achieve our research and development and sales objectives.

Historically, our revenues have been concentrated in a few large orders and a small number of customers. Our business could be adversely affected if we lose a key customer.

A significant portion of our revenues each year has been derived from large orders from a small number of customers which are not necessarily the same customers each year. In 2006, three customers each accounted for approximately 7% or more of our revenues, and revenues generated from them represented, in the aggregate, 23% of our total revenues. In 2007, three customers each accounted for approximately 6% or more of our revenues, and such revenues represented, in the aggregate, 19% of our total revenues. In 2008 four customers each accounted for approximately 6% or more of our revenues, and such revenues represented, in the aggregate, 32% of our total revenues. We do not expect that the four customers accounting for 32% of our revenue during 2008 will generate a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We cannot assure you that other customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or a significant reduction in sales to a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to be profitable.

Our sales cycle is variable and often long and involves investment of significant resources on our part, but may never result in actual sales and we may therefore suffer additional losses.

Our sales cycle from our initial contact with a potential customer to the signing of a license and related agreements has historically been lengthy and variable. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources, causing us to incur most of our product development and selling and marketing expenses in advance of a potential sale. In addition, a number of companies decide which products to buy through a request for proposal process. In those situations, we also run the risk of investing significant resources in a proposal that results in a competitor obtaining the desired contract from the customer or in a decision by a customer not to proceed. The purchasing decisions of our customers are subject to the uncertainties and delays of the budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures. If our sales cycles lengthen, our quarterly operating results may become less predictable and may fluctuate more widely than in the past. Due to the relatively large size of some orders, a lost or delayed sale could have a material adverse effect on our revenue and operating results.

If we are unable to accurately predict and respond to market developments or demands, our business may be adversely affected.

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

Our revenues from the sale of software licenses have fluctuated over the past three years, declining to approximately $1.4 million in 2008 from approximately $1.8 million in 2007, after having risen from approximately $1.5 million in 2006. Our revenues from services have also fluctuated over the past three years, increasing to approximately $10 million in 2008 from approximately $9.4 million in 2007, after having declined from approximately $12.3 million in 2006. Both of these trends have had a direct impact on our gross margins and profitability. Our gross margin from software licenses is substantially higher than our gross margin from services, since our cost of services, which includes expenses of salaries and related benefits of the employees engaged in providing the services, is substantially higher than our cost of software licenses. However, a decline in the volume of services revenues that we generate (regardless of such services’ relative lesser profitability) may in any case have an adverse direct impact on our overall gross margins and profitability if not accompanied by a countervailing increase in the amount of revenue from software licenses. If the trend of decreases in software license revenues should continue or decreases in services revenues (if not accompanied by a countervailing increase in software license revenues) reoccurs, our gross margins and profitability may be adversely affected.

If we fail to stabilize or improve our margins on service revenues in the future, our results of operations could suffer.

Our margins on service revenues have not been consistent. In 2008, our margins on services revenues were 44% compared to 40% in 2007 and 45% in 2006. In order to stabilize or improve our margins on services revenues, we will need to maintain or increase the efficiency and utilization of our services personnel, consistently control our costs, and increase the volume of our services revenues. There is no assurance that we will be able to maintain or improve our services margins, or, that they will not decline again in the future.

Our ability to maintain or increase our revenues may depend on our ability to make sales through third parties.

We are becoming more dependent upon resellers and channel partners to generate a substantial portion of our revenues. We expect this dependence to continue and potentially increase due to our limited internal sales and marketing resources in existing markets and to increase due to our desire to penetrate new vertical markets for our products in North America and expand into new geographic markets for our products outside of North America. As a result of the limited resources and capacities of many resellers and channel partners, even if we manage to maintain and expand our relationship with such resellers and channel partners, we may be unable to attain sufficient focus and resources from them so as to meet all of our customers’ needs. If anticipated orders from these resellers and channel partners fail to materialize, or if our current business agreements with them are terminated, our business, operating results and financial condition will be materially adversely affected.

Our channel and strategic partner strategy may expose us to additional risks relating to intellectual property infringement.

Our increased reliance on our channel and strategic partners may increase the likelihood of the infringement of our intellectual property. As we deepen our ties with our channel and strategic partners, the number of people who are exposed to, and interact with, our software and other intellectual property will increase. Despite our best efforts to protect our intellectual property, our channel or strategic partners, or their employees or customers, may copy some portions of our products or otherwise obtain and use information and technology that we regard as proprietary. Our channel or strategic partners might also improperly incorporate portions of our technology into their own products or otherwise exceed the authorized scope of their licenses to our technology. If we are unable to successfully detect and prevent infringement and/or to enforce our rights to our technology, our revenues may be negatively impacted and we may lose competitive position in the market.

If we are unable to maintain or expand our relationships with third party providers of implementation and consulting services, we may be unable to increase our revenues.

To focus more effectively on our core business of developing and licensing software solutions, we need to establish and maintain additional relationships with third parties that can provide implementation and consulting services to our customers. Third-party implementation and consulting firms can also be influential in the choice of mobile workforce management solutions by new customers. If we cannot establish and maintain effective, long-term relationships with implementation and consulting providers, or if these providers do not meet the needs or expectations of our customers, we may be unable to increase our revenues and our business could be seriously harmed. As a result of the limited resources and capacities of many third-party implementation providers, we may be unable to attain sufficient focus and resources from the third-party providers to meet all of our customers’ needs, even if we establish relationships with these third parties. If sufficient resources are unavailable, we will be required to provide these services internally, which could limit our ability to expand our base of customers. Even if we succeed at developing strong relationships with third-party implementation and consulting providers, we will still be subject to significant risk due to the fact that we cannot control the level and quality of service provided by these third parties.

Undetected defects may increase our costs and impair the market acceptance of our products and technology.

Our software products are complex and contain undetected defects, particularly when first introduced or when new versions or enhancements are released. Testing of our products is particularly challenging because it is difficult to simulate the wide variety of customer environments in several geographic markets into which our products are deployed. Despite testing conducted by us and our customers, we have in the past shipped product releases with some defects, some customers have cited possible defects, and we have otherwise discovered other defects in our products after their commercial shipment. Our products are frequently more critical to our customers’ operations compared to other software solutions used by such customers, and as a result, our customers may have a greater sensitivity to product defects relating to our products.

Defects may be found in current or future products and versions after the start of commercial shipment. This could result in:

•	a delay or failure of our products to achieve market acceptance;

•	adverse customer reactions;

•	negative publicity and damage to our reputation;

•	diversion of resources; and

•	increased service and maintenance costs.

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

The market for mobile workforce management applications and the automation of field service delivery are highly competitive, yet fragmented and stratified, although a number of our traditional competitors have been acquired by larger companies. We compete for the business of global or nationwide organizations that seek to support complex and sophisticated products across a variety of industries. We compete in the utilities and telecommunications segments of our markets against companies like Service Power Technologies, plc, Vista Equity Partners (via its acquisition of our competitors MDSI and Indus International), ClickSoftware, Ltd., Telcordia, and Intergraph Corporation. Our primary competitors in commercial and other general field service markets include enterprise application solution providers such as Astea International Inc. and Metrix Inc., along with traditional ERP and CRM software application vendors such as Oracle Corporation, and SAP A.G.

Many of our competitors may have significant competitive advantages over us. These advantages may include greater technical and financial resources, more developed marketing and service organizations, greater expertise and broader customer bases and name recognition than us. Our competitors may also be in a better position to devote significant resources to the development, promotion and sale of their products, and to respond more quickly to new or emerging technologies and changes in customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase their ability to successfully market their products. We also expect that competition will increase as a result of consolidations in the industry. To the extent that we develop new products, we may begin to compete with companies with which we have not previously competed. We cannot assure you that competition will not result in price reductions for our products and services, fewer customer orders, deferred payment terms, reduced gross margins or loss of market share, any of which could materially adversely affect our business, financial condition and results of operations. In addition, a number of potential customers have the ability to develop, in conjunction with systems integrators, software solutions internally, thereby eliminating the need for suppliers like us. This could result in reduced revenues or lost business for us.

We rely upon software from third parties. If we cannot continue using that software, we would have to spend additional capital to redesign our existing software and may not be able to compete in our markets.

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

We market and sell our products and services in the United States, Europe, the Middle East, Asia and Australia. We received 28% of our total revenue in 2006, 21% of our total revenue in 2007, and 15% of our total revenue in 2008 from sales to customers located outside of the United States. In addition to our operations in the United States, we have sales and support facilities and offices in Israel and Australia. These operations require, and the expansion of our existing operations and entry into additional international markets will require, significant management attention and financial resources. In addition, since our financial results are reported in dollars, decreases in the rate of exchange of non-dollar currencies in which we make sales relative to the dollar will decrease the dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may materially adversely affect our results of operation. Historically, we have not hedged our foreign currency-denominated account receivables and expense risks. We are also subject to a number of risks customary for international operations, including:

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

We depend on key personnel, and the loss of any key personnel could affect our ability to compete, and our ability to attract additional key personnel may be impaired.

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

On February 25, 2002 we completed the acquisition of all of the outstanding shares of iMedeon, Inc. (“iMedeon”), a provider of mobile workforce management solutions to the utilities sector, and on July 29, 2004, we completed the acquisition of all of the outstanding shares of Utility Partners, Inc. On June 15, 2005, we completed the acquisition of substantially all of the assets of e-Wise Solutions of Melbourne, Australia. We may, in the future, acquire or make investments in other complementary businesses, technologies, services or products if appropriate opportunities arise and we may engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot provide assurances that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will have sufficient resources to complete such acquisitions or investments, will be able to make the acquisitions or investments on commercially acceptable terms or will be able to complete such acquisitions or investments at all. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, customers, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses, consume cash resources, and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

Our business may become increasingly susceptible to numerous risks associated with international operations.

Our facilities are located in North America, Israel, and Australia. This geographic dispersion consumes significant management resources that may place us at a disadvantage compared to our locally based competitors. In addition, our international operations are generally subject to a number of risks, including:

•	foreign currency exchange rate fluctuations;

•	longer sales cycles;

•	multiple, conflicting and changing governmental laws and regulations;

•	greater dependency on partners;

•	time zone and cultural differences;

•	protectionist laws and business practices that favor local competition;

•	difficulties in collecting accounts receivables; and

•	political and economic instability.

We expect international revenue to increase as a percentage of total revenue, and we believe that we must continue to expand our international sales and professional services activities in order to be successful. Our international sales growth will be limited if we are unable to expand our international sales management and professional services organizations either through a direct presence in local markets or through channel partners. If we fail to manage our geographically dispersed organization, we may fail to execute our business plan and our revenues may decline.

Risks Related to the Ownership of our Ordinary Shares

We delisted our shares from The NASDAQ Capital Market, which has adversely affected, and may continue to adversely affect, the market price of, and trading market for, our Ordinary Shares.

Our Ordinary Shares had been listed on The NASDAQ Capital Market (formerly known as The NASDAQ SmallCap Market) commencing on December 31, 2002. We had been previously listed on The NASDAQ National Market (now known as the NASDAQ Global Market) but had been unable to comply with some of its maintenance standards.

On June 4, 2007, we voluntarily requested from The NASDAQ Stock Market that our Ordinary Shares be delisted from The NASDAQ Capital Market on June 11, 2007. We were subsequently advised by NASDAQ that our Ordinary Shares would be delisted from The NASDAQ Capital Market on June 12, 2007 and our Ordinary Shares became immediately eligible for quotation and trading on the Pink Sheets. On December 14, 2007, our Ordinary Shares became eligible for trading on the Over-The-Counter Bulletin Board

(“OTCBB”) under the ticker symbol VRYAF.OB. On September 11, 2008, due to our delinquency with respect to the filing of our annual report on Form 20-F for the year ended December 31, 2007, our Ordinary Shares ceased to be eligible for quotation on the OTC Bulletin Board (“OTCBB”) and have been removed from the OTCBB. Following the removal from OTCBB, our Ordinary Shares became immediately eligible for quotation and trading on the Pink Sheets.

The delisting of our Ordinary Shares from The Nasdaq Capital Market and removal from quotation on the OTCBB have materially impaired, and may continue to materially impair, the ability of our shareholders to buy and sell our Ordinary Shares, and have had, and could continue to have, an adverse effect on the market price and the trading market for our Ordinary Shares. In addition, the delisting of our Ordinary Shares from The Nasdaq Capital Market and their removal from quotation on the OTCBB could significantly impair our ability to raise capital should we desire to do so in the future or to utilize our Ordinary Shares as consideration in acquisitions.

The market price of our Ordinary Shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all.

The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our Ordinary Shares. The market price of our Ordinary Shares declined significantly during the last year, from $1.65 on December 31, 2007 to $0.21 on December 31, 2008, and may continue to fluctuate substantially due to a variety of factors, including:

•	the delisting of our Ordinary Shares from The Nasdaq Capital Market, removal from quotation on the OTCBB, and subsequent availability for trading on the Pink Sheets;

•	any anticipated or actual fluctuations in our financial condition and operating results;

•	our inability to meet any guidance or forward looking information, if provided;

•	public announcements concerning us or our competitors;

•	the introduction or market acceptance of new service offerings by us or our competitors;

•	changes in security analysts’ financial estimates for us or other companies;

•	changes in generally accepted accounting principles that impact how we calculate our financial results;

•	sales of our Ordinary Shares by existing shareholders;

•	the limited market for our shares;

•	the use of our Ordinary Shares for the acquisition of the outstanding shares or assets of other companies;

•	our need to raise additional capital through private or public debt or equity financings;

•	changes in the political conditions in Israel; and

•	the current recession in the US and the global economic downturn.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of such litigation in the future. Securities litigation could result in substantial costs and divert our management’s attention and resources, which could cause serious harm to our business.

We have never paid cash dividends and have no intention to pay cash dividends in the foreseeable future.

We have never paid cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain earnings, if any, for use in financing our operations and expanding our business, in particular to fund our research and development and sales and marketing activities, which enable us to capitalize on technological changes and new market opportunities. Any future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, tax impact of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors. The distribution of dividends also may be limited by Israeli law, which allows the distribution of dividends out of retained earnings only upon the permission of the court. You should not rely upon an investment in our Ordinary Shares if you require dividend income from your investment.

Future sales of our Ordinary Shares in the public market or issuances of additional securities could cause the market price for our Ordinary Shares to fall.

Since August 4, 2003, which marked the initial point at which we needed to raise additional capital, the number of shares that we have outstanding has increased substantially. The increase in the number of our outstanding shares has been primarily due to (i) private equity and convertible debt financings which have raised approximately $13.6 million (excluding transaction-related expenses) from 2003 to the present time (see Liquidity and Capital Resources section under Item 5 – How We Have Financed Our Business; Source of Cash), (ii) our acquisition of Utility Partners, Inc. in July 2004, which resulted in the issuance of 179,697 Ordinary Shares, and (iii) our acquisition of e-Wise Solutions in June and August of 2005, which resulted in the issuance of an aggregate of 111,156 Ordinary Shares.

As of June 30, 2009, there were also outstanding warrants to purchase an additional 663,604 of our Ordinary Shares at exercise prices ranging from $1.25 to $10.50 per share, and we have reserved up to 528,000 Ordinary Shares for issuance under our share option plans, under which 36,531 options have been exercised and the restrictions on 73,425 restricted shares have lapsed as of June 30, 2009. In addition, the balance of our convertible debt owed to LibertyView, in a principal amount of $480,000, may be converted by LibertyView at any time into our Ordinary Shares at an exercise price of $11.025 per share. The sale, or availability for sale, of such substantial quantities of our Ordinary Shares may have the effect of further depressing the market price of our stock. In addition, a large number of our Ordinary Shares that were previously subject to resale restrictions are currently eligible or shall soon be eligible for resale into the public market.

We may continue to issue equity or convertible securities, and the issuance of such securities could be dilutive to our shareholders. Certain warrants and options, when issued, may be valued at fair value, and we may therefore be required to reflect appropriate charges to our income in our financial statements as of the time of issuance. We have provided registration rights in the past to certain shareholders and may continue to do so in the future.

Our executive officers, directors and affiliated entities will be able to influence matters requiring shareholder approval and they may disapprove actions that you vote to approve.

As of June 30, 2009, our executive officers and directors serving as of such date, and entities affiliated with them, in the aggregate, beneficially owned approximately 18.2% of our outstanding Ordinary Shares, including options and warrants to purchase Ordinary Shares which are exercisable or will become exercisable within 60 days of June 30, 2009 and all Ordinary Shares which may be issued upon conversion of Preferred A Shares. Such percentage does not take into account restricted Ordinary Shares that have been granted to executive officers and directors, the restrictions related to which will lapse more than 60 days after June 30, 2009. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

Risks Related to Our Location in Israel

It may be difficult to effect service of process and enforce judgments against directors, officers and experts in Israel.

We are organized under the laws of the State of Israel. Several of our executives, directors, certain research and development employees, and some of the experts upon whom we rely for key services are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions instituted in Israel.

Political, economic and military conditions in Israel could negatively impact our business.

Our principal research and development facilities are located in Israel. We are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, which varies in degree and intensity, has caused security and economic problems in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing or revived hostilities related to Israel will not have a material adverse effect on us or our business and on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain and although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2009. Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities in December 2008 and January 2009 along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. There were also extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease.

In addition, Israeli companies and some companies doing business with Israel have been the subject of an economic boycott by Arab countries and their close allies since Israel’s establishment. To date, these matters have not had any material effect on our business and results of operations, but there can be no assurance that they will not have any impact in the future.

Generally, all male adult citizens and permanent residents of Israel, under the age of 45 in some cases, are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all Israeli residents of such ages are subject to being called to active duty at any time under emergency circumstances. Many of our employees are currently obligated to perform annual reserve duty. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact that these requirements may have on our workforce or business if political and military conditions should change, neither can we predict the effect on us that may result from any expansion or reduction of these obligations.

We may be adversely affected if the NIS appreciates against the dollar or if the rate of devaluation of the NIS against the dollar is exceeded by the rate of inflation in Israel.

Most of our revenues are in dollars or are linked to the U.S. dollar, while a portion of our expenses, principally salaries and the related expenses for our Israeli operations, are incurred in NIS. We do not utilize hedging to manage currency risk, and, therefore, are exposed to the risk that the NIS may appreciate relative to the U.S. dollar, or that even if the NIS devaluates in relation to the U.S. dollar, that the rate of inflation in Israel will exceed such rate of devaluation or that the timing of such devaluation will lag behind inflation in Israel. Any of such scenarios would result in increased dollar cost of our operations. During 2007, the NIS appreciated considerably against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. Such trend continued during 2008 with further appreciation of the NIS against the U.S. dollar. NIS-linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, thereby affecting our net income and earnings per share. We cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation or devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

Tax benefits that are available to us from the Investment Center of the Israeli Ministry of Industry, Trade and Labor require us to meet several conditions and may be terminated or reduced in the future, which would increase our future tax expenses.

We receive tax benefits under Israeli law for capital investments that are designated as approved enterprises. To maintain our eligibility for these tax benefits, we must continue to meet conditions stipulated in applicable law and in our specific approvals, including making specified investments in fixed assets and employing minimum number of skilled employees. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates, and we would likely be denied these benefits in the future. We may submit requests for new programs to be designated as approved enterprises. These requests might not be approved, particularly in light of difficult economic conditions in Israel. In addition, in March 2005, the law governing these tax benefits was amended to revise the criteria for an investment that qualifies for tax benefits as an approved enterprise. We cannot assure you that we will, in the future, be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits could seriously harm our financial condition and results of operations.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Israeli courts have in the past required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions.

From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (the “OCS”). OCS grants were last received by us during 2003. The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding, are subject to approval by an OCS committee and to various conditions, including payment by us to the OCS of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred. In connection with a merger or similar transaction, the amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of the relevant technology compared to the total investment in our company, net of financial assets that we have at the time of the transaction, but in no event less than the amount of the grant. In addition, in the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments. These restrictions may impair our ability to enter into agreements relating to those products or technologies without OCS approval. In addition, if we fail to comply with any of the conditions imposed by the OCS, we may be required to refund any grants previously received, together with interest and penalties.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Although we believe that we will not be treated as a passive foreign investment company in 2008, we cannot assure our shareholders that we will not be treated as a passive foreign investment company in 2009 or in future years. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of the average value of our assets (or possibly the adjusted bases of our assets in particular circumstances), including the pro rata share of the assets of any company in which we are considered to own 25% of the shares by value, in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of our shareholders will be subject to adverse tax consequences, including:

•

taxation at the highest ordinary income tax rates in effect during a shareholder’s holding period on some distributions on our Ordinary Shares and gain from the sale or other disposition of our Ordinary Shares;

•	the obligation to pay interest on taxes allocable to prior periods; and

•	no increase in the tax basis for our Ordinary Shares to fair market value at the date of a shareholder’s death.

Item 4.	Information on the Company

History and Development of the Company

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

Our registered office is located at 8 HaMarpe Street, Science Based Industries Campus, P.O. Box 45041, Har Hotzvim, Jerusalem, 91450, Israel, and our telephone number is 972-2-584-1000. We have appointed our United States subsidiary, ViryaNet, Inc., located at 2 Willow Street, Southborough, Massachusetts 01745-1027, as our agent for service of process.

Over the past 18 years, we have developed, marketed, and supported field service software applications that have provided companies with solutions that improve the quality and efficiency of complex service business processes. During this period of time, numerous customers around the world have deployed our solutions.

On September 19, 2000, we completed our initial public offering, or IPO, and our Ordinary Shares began trading on the Nasdaq National Market (now known as the NASDAQ Global Market). Pursuant to the IPO, we issued and sold 80,000 Ordinary Shares for net proceeds of approximately $25.6 million.

On October 29, 2001 our Ordinary Shares began trading on the Tel Aviv Stock Exchange in Israel and we became a dual listed company. On March 4, 2004, we requested to be delisted from the Tel Aviv Stock Exchange, and following such request, we received the confirmation of the Tel Aviv Stock Exchange that our Ordinary Shares were delisted on June 3, 2004.

On February 25, 2002, we acquired the outstanding shares of iMedeon, a provider of mobile workforce management solutions to the utilities sector. iMedeon was a privately held company, headquartered in Alpharetta, Georgia. As a result of the acquisition, iMedeon became a wholly-owned subsidiary of ViryaNet, Inc., which is a wholly-owned subsidiary of ViryaNet Ltd.

On May 1, 2002, we effected a one (1) for ten (10) reverse share split, issuing one new Ordinary Share, of NIS 1.0 par value per share, in exchange for every ten Ordinary Shares, of NIS 0.1 par value per share, that were then outstanding.

On September 5, 2002, we were notified by the Nasdaq National Market (now known as the NASDAQ Global Market) that we were not in compliance with then Nasdaq Marketplace Rule 4450(a)(2) (currently Rule 5450(b)(1)(C)) since we were unable to maintain a minimum market value of $5,000,000 for our publicly held shares, and were informed that we had until December 4, 2002 to regain compliance. Due to the economic and market conditions affecting our valuation, we concluded that we would request a transfer of our securities listing from the Nasdaq National Market to the Nasdaq SmallCap Market (which later became known as the Nasdaq Capital Market). The transfer was approved on December 20, 2002 and the trading of our Ordinary Shares on The Nasdaq SmallCap Market began on December 31, 2002.

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

On January 17, 2007, we effected a one (1) for five (5) reverse share split, issuing one new Ordinary Share, of NIS 5.0 par value, in exchange for every five Ordinary Shares, of NIS 1.0 par value, then outstanding, and issuing one (1) new Preferred A Share, of NIS 5.0 par value, in exchange for every five (5) Preferred A Shares, of NIS 1.0 par value then outstanding.

On April 23, 2007, we dissolved our Japanese subsidiary, ViryaNet Japan K.K., and replaced our direct presence in Japan with a reseller arrangement with a firm based in Tokyo, Japan, Octpark Ltd., led by the former general manager for ViryaNet Japan. Octpark Ltd. provides sales and support activities for ViryaNet products to our existing customers and new customers in the Japanese market. Prior to the dissolution, our office lease expired on November 30, 2006 and we terminated the remainder of our full-time employees in Japan effective December 31, 2006.

On June 4, 2007, we voluntarily requested from the NASDAQ Stock Market that our Ordinary Shares be delisted from the NASDAQ Capital Market on June 11, 2007. We were subsequently advised by Nasdaq that our Ordinary Shares would be delisted from the NASDAQ Capital Market on June 12, 2007, and on December 14, 2007, our Ordinary Shares began to be quoted and traded on the Over-The-Counter Bulletin Board (the “OTCBB”) under the trading symbol VRYAF.OB.

On September 11, 2008, due to our delinquency with respect to the filing of our annual report on Form 20-F for the period ended December 31, 2007, our Ordinary Shares ceased to be eligible for quotation on the OTCBB and were removed from quotation on the OTCBB. Following the removal from the OTCBB, our Ordinary Shares became immediately eligible for quotation and trading on the Pink Sheets.

Business Overview

ViryaNet is a provider of packaged software applications that automate business processes for mobile workforce management and field service delivery. Optimizing both simple and complex field service work, ViryaNet’s solutions schedule and dispatch resources, enable mobile field communication, and provide visibility and operational guidance. Our mission is to provide companies with solutions that improve the quality and efficiency of their service business processes and achieve new levels of operational excellence through automation, agility, and visibility of the Plan-Execute-Monitor business processes. We also provide professional services required to implement and support our software solutions. We have approximately 60 customers worldwide with operations and support offices in the United States, Israel, and Australia.

We target companies in the utility, telecommunications, retail, auto insurance and general service industries that have distributed mobile workforces, strong commitments to customer satisfaction, extensive service agreements, and a need to improve their service operations. We believe that these industries provide substantial growth opportunities for our products and services.

Our historical growth has occurred organically as well as through acquisitions. In February 2002, we acquired Alpharetta, Georgia-based iMedeon, Inc. In July 2004, we acquired another mobile workforce management company, Tampa, Florida-based Utility Partners, and in June 2005, we acquired substantially all of the assets of e-Wise Solutions of Australia, a provider of front-office automation solutions to the utilities sector. These acquisitions have provided us with domain expertise; an installed base of customers in the utilities market, our primary market focus; and significant partnerships, and have enabled us to incorporate additional features, functions and technology into our advanced product platform.

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

Markets

We deliver state-of-the-art solutions specific to the needs of key markets, including utilities, telecommunications and cable/broadband companies, retail/grocery companies, insurance companies, and general service providers. We reach prospects within each of these markets through our direct sales force, supported by marketing campaigns, as well as through our partner network, including, among others, GE Energy, Mitchell International, Telvent, Amdocs and Vodafone.

Utilities. The utilities market targeted by us consists of electric, gas and water companies. We see substantial opportunities within this market, as companies have a need to (i) add new technology to improve their service offering, (ii) replace their old technology in favor of an Internet and wireless-based solution model, and (iii) continue with the initial build-out of their systems infrastructure, especially in developing geographies.

Telecommunications and Cable/Broadband. We target companies within the following segments of the telecommunications sector: cable and satellite, data services, fixed line services, and wireless communications services providers.

Auto insurance. We sell into the auto insurance market exclusively through our partner, Mitchell International.

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

Our revenues are derived mainly from the sale of software licenses and from maintenance and services that we provide in support of our software. The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	2006	2007	2008
Category of Revenues:
Software licenses	11.0	15.9	12.1
Maintenance and services	89.0	84.1	87.9

Total Revenues	100.0%	100.0%	100.0%

The following table breaks down the revenues from our products and services by geographic market, stated as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Country	2006	2007	2008
United States	71.6	78.9	84.9
Europe	7.4	9.0	3.9
Asia Pacific	21.0	12.1	11.2

Total	100.0%	100.0%	100.0%

The majority of our sales personnel operates through our United States subsidiary and covers North America, Europe and portions of Asia Pacific, and the rest operate through our subsidiary in Australia. Our sales and marketing staff consists of professionals in a variety of fields, including marketing and media relations, direct sales, technical sales consultants, product management, and business development. As of December 31, 2008, we employed 13 sales, marketing, product management and business development personnel.

We intend to expand our marketing and implementation capacity through the use of third parties, including systems integrators, vendors of complementary products and providers of service applications. By employing third parties in the marketing and implementation process, we expect to enhance sales by taking advantage of the market presence of these third parties.

Our North American strategy utilizes a direct sales model, supplemented by key partners like GE Energy and Mitchell International. Our international strategy uses a combination of direct and indirect sales channels in order to sell effectively into local markets and perform certain implementation activities on our behalf. We expect to benefit from marketing programs and leads generated by these partners, as well as from cooperation from the sales forces of these partners in sales opportunities. In certain targeted geographic markets where growth opportunities in our key vertical markets support a local presence, such as Australia, we may determine that the investment in a subsidiary structure is warranted. Otherwise, we will continue to explore and establish indirect sales channels through relationships with agents, local resellers who offer complementary products and solutions, global systems integrators, and application service providers.

In Europe, we continue to utilize our global partners GE Energy, Telvent and Amdocs, along with our partner Vodafone, which has developed a specialized practice dedicated to the implementation of ViryaNet’s solutions and providing post-contract maintenance and support. All of our partners and their customers are supported by our business development, customer care, and professional services organizations in the United States, Israel, and Australia.

Application service providers are used to provide our product to customers who wish to avoid the initial cost of our product combined with the required hardware platforms and infrastructure investments. Through an application service provider, customers will be billed a monthly rental or subscription fee. We have three partners that have hosting capability, offering our products in software as a service (SaaS) model: Vodafone, Mitchell International, and Vertex Group, which acquired the utility services business of Alliance Data Systems in 2008.

ViryaNet G4 Product Suite

ViryaNet’s fourth generation product suite, G4, provides web-based solutions which optimize the full life cycle of field service operations, including the creation of work orders, scheduling and dispatching field personnel, tracking equipment under warranty, managing spare parts inventory and receiving real-time reports from the field. ViryaNet typically issues one major version release of ViryaNet G4 every one to two years.

ViryaNet currently packages G4 for specific industries by seeking to capture best business practices and embedding those functions into the G4 components, incorporating processes, workflows, reports, and screens appropriate for companies in ViryaNet’s target industries. These best practices, coupled with powerful features, allow ViryaNet to package G4 into industry solutions, including:

•	ViryaNet G4 for Utilities

•	ViryaNet G4 for Telecommunications

•	ViryaNet G4 for Retail

•	ViryaNet G4 for Insurance

•	ViryaNet G4 for General Field Service

ViryaNet G4 is built using open standards (Java, XML), common to Internet, wireless, and workflow technologies, allowing customers to adapt and easily integrate ViryaNet G4 to their continuously changing conditions. ViryaNet G4 includes an information service portal that provides community access and collaboration; business intelligence for real-time reporting, analysis, and responsive action; workflow-driven business processes; a powerful integration server and application program interface (API) set that interfaces to other applications, including enterprise resource planning (ERP) applications, customer relationship management (CRM) applications, data warehouses and other commonly used service applications; and a mobile gateway that allows mobile users to access and communicate service information using a wide variety of devices over popular wire-line and wireless networks.

With ViryaNet G4, a service organization can quickly transition its complex business processes into a manageable, scalable Internet operation, with goals of increasing efficiency, quality of service, customer satisfaction, customer retention, and profitability. Using ViryaNet G4, ViryaNet’s customers can manage the continuum of their service operations, from ensuring that the right person is in the right place at the right time with the right parts and information about the customer, to automating the repair processes utilizing the Internet and at the least cost.

The Modular ViryaNet G4

ViryaNet’s modular G4 offering allows customers to leverage G4’s advanced components integrated with their existing solutions. G4’s modules include:

•	The Planning Module for strategic, tactical, and operational work order and resource planning.

•	The Execution Module for the office and field workforces.

•	The Monitoring Module for executive and operational management to stay in the know.

•	The Infrastructure Module to deploy, integrate, and configure G4 and model a specific environment.

ViryaNet G4 Execution Module

The ViryaNet G4 Execution Module provides ViryaNet’s customers with the appropriate solutions to automate dispatch, field, inventory, and contract functions in their business process. Appropriate levels of automation reduce the routine demands on ViryaNet’s customers’ staff, allowing them to proactively focus on exceptions to the plan.

The Execution Module contains specific components providing customers the dispatch, field, contract, and inventory functions for operational excellence. These components are:

•	Dispatch Component

•	Field Component

•	Inventory Component

•	Contracts Component

ViryaNet G4 Dispatch

ViryaNet Dispatch provides a number of configurable dashboards that allow the dispatcher to manage exceptions to the work being scheduled. The dispatch boards show all work for a configured group of regions and resources; allow the dispatcher to monitor the status; highlight exceptions that require attention; and provide several means to assign unscheduled work.

Key features of ViryaNet Dispatch include:

•	Resource Management

•	Work Order Management

•	Dispatch Management

ViryaNet G4 Field

ViryaNet Field provides world class enterprise level functionality configured to ensure productivity of ViryaNet’s customers’ workforce. ViryaNet Field can be accessed through various platforms, including the world class Mobile Computing Platform tool (MCP) that supports both on-line and off-line management of work in the field. MCP supports many devices, from ruggedized laptops to mobile phones. These different devices can be deployed in tandem and configured based on the work type and the needs in the field.

Key features of ViryaNet Field include:

•	Work

•	Time

•	Resource

•	Alerts & Messages

•	Connectivity

ViryaNet G4 Contracts

The ViryaNet G4 Contracts Component provides appliance repair or service contracts to track assets under service; defines the maintenance terms including the contracted SLA responses; and optionally generates invoices for those service contracts.

The key feature of ViryaNet Contracts is:

•	Contract Administration

ViryaNet G4 Inventory

ViryaNet Inventory supports full inventory tracking, including the maintenance of van stock in the field; reporting of parts usage and returns by the mobile technician; centralized and local warehouses; and full replenishment based on a configurable replenishment path.

ViryaNet Inventory also includes capabilities for purchasing parts both centrally and in the field; tracking of serialized parts; the tracking of returned and faulty equipment; and the costing of both used and stored inventory.

Key features of ViryaNet Inventory include:

•	Part Request

•	Asset Management

•	Inventory Controls

•	Supplies

ViryaNet G4 Planning Module

The Planning Module contains specific components to build the optimal organization for ViryaNet’s customers to achieve operational excellence. These components are:

•	Strategic Planning Component

•	Tactical Planning Component

•	Optimizer Component

ViryaNet G4 Strategic Planning Component

ViryaNet Strategic Planning provides the capability to forecast future demand for work and plan the appropriate resource response to that forecasted level. These capabilities are an integral step in optimizing service operations schedules for today, tomorrow, and the future.

Key features of ViryaNet Strategic Planning include:

•	Statistical Calculations

•	Workforce Analysis

•	Plan Monitoring

ViryaNet G4 Tactical Planning Component

ViryaNet Tactical Planning provides a short term planning of the known workload based on partially completed or future planned/known activities, and the solution is based on scheduling, appointment booking and accompanying business processes.

The key feature of ViryaNet Tactical Planning is:

•	Backlog Management

ViryaNet G4 Optimizer Component

ViryaNet Optimizer, based upon heuristic algorithms, provides high-volume and project-based optimized work order scheduling unsurpassed in the industry. With a range of scheduling options, the automation available in this cutting-edge component frees up dispatch staff, allowing them to proactively resolve exceptions to the plan using other integrated ViryaNet components, like the ViryaNet Dispatch Component.

Key features of ViryaNet Optimizer include:

•	Schedule Optimization

•	Appointment Booking

ViryaNet G4 Monitoring Module

The Monitoring Module contains components providing ViryaNet’s customers with appropriate automation to monitor their business processes automated by the ViryaNet G4 solution. These components are:

•	Executive Dashboard Component

•	Operational Dashboard Component

•	Datamart Component

ViryaNet G4 Executive Dashboard Component

The key goal of the ViryaNet G4 Executive Dashboard is to aid ViryaNet’s customers’ staff and executives in understanding what happened in order to improve what will happen.

The ViryaNet Executive Dashboard produces historical analytical reports and views. Data that is collected as a result of completing the work is extracted to a star-schema database. The information is formatted for easier reporting. The on-line views and reports provide executives the key analytical data to support decisions about the efficiency of the work being completed.

The key feature of the ViryaNet Executive Dashboard is:

•	Reporting

ViryaNet G4 Operational Dashboard Component

The key goal of the ViryaNet G4 Operational Dashboard is to provide ViryaNet’s customers’ staff the automation necessary to monitor what is happening right now in their organizations automated by ViryaNet G4 in order to speed their response to adversity.

ViryaNet Operational Dashboard provides a real-time view that shows the status of work to be scheduled; how technicians are performing in the field compared to plan; how the day is going based on meeting appointment commitments; and how emergency orders are being processed, and furthermore provides alerts that can highlight areas to take action against. This tool is designed to allow the user to react to a problem now rather than after-the-fact and thereby reduce the impact on the user’s customers.

Key features of ViryaNet Operational Dashboard include:

•	Application Connector

•	Business Activity Monitoring

ViryaNet G4 Datamart Component

The ViryaNet Datamart detects and extracts changed records, in batch, using ETL, from the ViryaNet G4 operational database. The Datamart transforms the extracted data using Metadata defined mappings, groupings and business rules, and stores the data as defined by the Datamart Schema.

The ViryaNet Datamart is an optional component of ViryaNet G4, but is required for use of the ViryaNet G4 Operational Dashboard and ViryaNet G4 Strategic Planning Components.

Key features of ViryaNet Datamart include:

•	ETL

•	Metadata

•	Schema

ViryaNet G4 Infrastructure Module

The ViryaNet G4 Infrastructure Module simplifies the implementation and eases the operation of the ViryaNet G4 functional components. Using user-friendly tools, the solution is fit perfectly into ViryaNet’s customers’ environment. Operations are a snap with the delivery of a quality solution and the right technology tools for ViryaNet’s customers’ IT staff to support it.

The Infrastructure Module contains specific components as tools to implement, configure, and maintain the G4 solution. These components are:

•	Model Component

•	Configure Component

•	Integrate Component

•	Deploy Component

ViryaNet G4 Model Component

ViryaNet Model allows each customer to define its unique environment with respect to all of the powerful functions in the ViryaNet G4 Product Suite.

Key features of ViryaNet Model include:

•	Resource Model

•	Work Order Model

•	Stock Model

•	Customer Model

•	Service Model

ViryaNet G4 Configure Component

ViryaNet Configure provides the tools to make the ViryaNet G4 Product Suite perform to match specified business processes. This includes the ability to add unique data elements using G4’s user-defined fields functions and non-proprietary forms tool.

Key features of ViryaNet Configure include:

•	Administration

•	Configuration

•	Extensibility

ViryaNet G4 Integrate Component

ViryaNet Integrate allows ViryaNet’s customers to put ViryaNet’s best-of-breed solution into any environment with standard interfaces to today’s popular applications as well as easy-to-use tools for their one-off applications.

Key features of ViryaNet Integrate include:

•	Adaptors

•	Tools

ViryaNet G4 Deploy Component

ViryaNet Deploy ensures that ViryaNet G4 fits into existing environments and that ViryaNet’s customers can lock down access to only their authorized users.

Key features of ViryaNet Deploy include:

•	Platforms

•	Security

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

Black Hills Corporation—this leading utility, serving electric and natural gas customers in seven US states, acquired Aquila, a WorkUP™ customer since 1996, in 2008. ViryaNet WorkUP™ allows Black Hills to manage its entire field workforce.

Citizens (Frontier) Communications—this customer, the largest independent local exchange carrier in the United States, uses the ViryaNet Service Hub to automate the dispatching of service orders, trouble tickets, and work requests to its 2,500 technicians. Citizens uses ViryaNet Service Hub to manage the critical issues facing customer service organizations, such as deploying the right technician, diminishing travel times, satisfying customer requests, reacting responsively to increased volumes, assimilating acquisitions, and managing costs. Citizens’ technicians carry hand-held CE devices or laptops that route them through their daily responsibilities via ViryaNet Service Hub’s mobile gateway. Dispatchers monitor and assist these technicians through ViryaNet Service Hub, while senior management and supervisors receive immediate visibility into the operation’s performance.

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

LoJack—this recognized world leader in stolen vehicle tracking and recovery licensed ViryaNet Service Hub to streamline the installation of its recovery systems, and support its rapidly expanding sales and installation channel strategy. ViryaNet Service Hub and applications optimize LoJack’s 300 field technicians and 100 support staff who manage the functions of appointment booking, dispatch, and scheduling.

Louisville Water Company—this company, a publicly owned and privately operated for-profit utility serving more than 800,000 people in and around Greater Louisville, Kentucky, selected ViryaNet Service Hub for Utilities suite of applications to improve the efficiency of its technicians and field service processes who perform activities such as meter exchanges, emergency responses, services connects and disconnects, and preventive maintenance on assets.

Publix Super Markets—the largest employee-owned supermarket chain and one of the 10 largest volume supermarket chains in the United States, uses ViryaNet Service Hub to automate its maintenance and facilities operations, including the activities associated with workforce management and asset and repair management. Publix uses ViryaNet Service Hub (Mobile Workforce Management, Service Scheduler, Service Supply Chain, and eRepair modules) to manage and automate a variety of short-duration tasks, such as preventive maintenance activities on equipment, and more complicated projects as well. In addition, ViryaNet Service Hub enables Publix to optimize the use of its internal workforce and to better manage its large subcontractor base.

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

City West Water (CWW)—one of three retail water businesses located in metropolitan Melbourne and owned by the Victorian Government, CWW provides drinking water, sewerage, trade waste, and recycled water services to approximately 276,000 residential and 31,300 non-residential customers in the Melbourne area. CWW uses ViryaNet mobile workforce management, automating approximately 100 CWW technicians who respond to reactive, scheduled, and SCADA jobs over a vast geographical area. The ViryaNet product was integrated with asset management, GIS, and SCADA systems. Using the ViryaNet product, CWW has improved the operational performance of its crews, expedited work orders, and has provided real-time updates of job progress in the office and field, thus improving organizational efficiency, customer satisfaction, and job morale.

Sheetz—the fastest-growing convenience store chain in the United States with 344 locations across six states and, in 2007, ranked as one of the best companies to work for in Pennsylvania, uses ViryaNet Service Hub for comprehensive field service management of its retail operations. Sheetz deployed ViryaNet Service Hub for Retail to manage customer interactions, schedule appropriate field resources, dispatche work orders via wireless technologies, return updated data from the field to the external systems, and give technicians insight into inventory information. Sheetz uses Service Hub as the foundation for improving the availability of products and services to customers and increase field productivity, reduce maintenance costs, and enhance the overall customer experience.

Singapore Power Services—this wholly-owned subsidiary of Singapore Power, an Asian utility and energy group based in Singapore, uses ViryaNet Service Hub for Utilities in conjunction with GE to automate its field workforce activities.

Spencer Technologies—this provider of cabling, systems integration, installation and maintenance services to the most advanced retail environments, selected ViryaNet Service Hub and Workforce Management, eStock, and eContract applications to manage its installation and service business. ViryaNet Service Hub schedules and dispatches Spencer’s field engineers, captures logistics and labor activity at its source, reports and measures field activity using key performance indicators, and integrates with several existing Spencer systems to improve billing activities and customer satisfaction.

Symbol (which was acquired by Motorola)—this provider of wireless and Internet-based mobile data management systems offers a combination of priority phone and on-site hardware repair services to the retail, transportation, healthcare, and manufacturing markets. Symbol uses ViryaNet Service Hub to migrate its traditional service processes to the Internet, allowing users to access information from various locations throughout the organization, such as call centers, financial systems and data warehouses, and make that information available to any member within the service community who requires it.

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

•

Vodafone—a European eBusiness solution provider, specializing in front-office applications for sales, marketing and customer service that positions ViryaNet Service Hub and mobile workforce management applications in the UK, with vast reach into continental Europe. Vodafone acquired Aspective, our partner in the UK, in 2007.

•

GE Energy—a business unit of GE Power Systems and leading global supplier of strategic network solutions to the utilities industry. GE has integrated ViryaNet Service Hub and mobile workforce management application into its existing portfolio, and positions the ViryaNet offering to the utilities and telecommunications industry.

•

Vertex Group—a provider of business process outsourcing services for companies across a number of vertical markets, including utilities. Vertex offers, through its technologically advanced and highly secure data centers, the ViryaNet products to its customers who contract with Vertex to manage their applications and/or run their business processes in an outsourced capacity. Vertex had acquired the utility services business of Alliance Data Systems in 2008.

•

Mitchell International—a high technology provider that operates primarily within the United States, incorporates ViryaNet Service Hub and application technology within its product offering intended exclusively for use in the auto insurance vertical market.

•

Telvent—the information technology subsidiary for Abengoa, S.A. of Spain and an affiliate of ViryaNet’s shareholder, Telvent markets, sells, and services ViryaNet solutions in the utilities, oil and gas, and telecommunications markets in Spain, Portugal and Latin America

Competition

The markets for mobile workforce management applications and the automation of field service delivery are highly competitive, yet fragmented and stratified, although a number of our traditional competitors have been acquired by larger companies. We compete for the business of global or nationwide organizations that seek to support complex and sophisticated products across a variety of industries. We compete in the utilities and telecommunications segments of our markets against companies like Service Power Technologies, plc. Vista Equity Partners (via its acquisition of our competitors MDSI and Indus International), ClickSoftware Ltd., Telcordia, and Intergraph Corporation. Our primary competitors in commercial and other general field service markets include enterprise application solution providers such as Astea International Inc. and Metrix Inc., along with traditional ERP and CRM software application vendors such as Oracle Corporation and SAP A.G.

Many of our competitors may have significant competitive advantages over us. These advantages may include greater technical and financial resources, more developed marketing and service organizations, greater expertise, and broader customer bases and name recognition than us. Our competitors may also be in a better position to devote significant resources to the development, promotion and sale of their products, and to respond more quickly to new or emerging technologies and changes in customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase their ability to successfully market their products. We also expect that competition will increase as a result of consolidations in the industry. To the extent that we develop new products, we may begin to compete with companies with which we have not previously competed. We cannot assure you that competition will not result in price reductions for our products and services, fewer customer orders, deferred payment terms, reduced gross margins or loss of market share, any of which could materially adversely affect our business, financial condition and results of operations. A number of potential customers have the ability to develop, in conjunction with systems integrators, software solutions internally, thereby eliminating the need for suppliers like us. This could result in reduced revenues or lost business for us.

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

Organizational Structure

We are organized under the laws of the State of Israel. We are the parent company of our direct and indirect wholly owned subsidiaries, all of which are specified in the table below.

Name of Subsidiary	Country of Incorporation
ViryaNet, Inc.	Delaware, USA
Utility Partners, Inc. (*)	Delaware, USA
iMedeon, Inc. (*)(**)	Georgia, USA
ViryaNet Pty Ltd. (*)	Australia
ViryaNet Europe Ltd.(**)	United Kingdom

(*)	Wholly-owned subsidiary of ViryaNet, Inc.
(**)	Inactive

Note: On April 23, 2007, we formally dissolved our Japanese subsidiary, ViryaNet Japan KK.

Property, Plants and Equipment

We do not own any real property. We lease approximately 6,000 square feet of space in Jerusalem, Israel, used primarily for research and development, with an annual rent of approximately $105,000. The lease agreement for these premises expires on October 31, 2010. Currently, we intend to seek to renew this lease agreement on similar terms or to seek similar office space at approximately the same annual cost, if available.

ViryaNet, Inc., our subsidiary located in Massachusetts, leases 10,007 square feet of office space in Southborough, Massachusetts, that is utilized primarily for administrative, marketing, sales, service and technical support purposes, with an annual rent of approximately $185,000. The lease agreement for these premises expires on June 30, 2011.

Utility Partners, the subsidiary of ViryaNet, Inc. located in Tampa, Florida, leases approximately 250 square feet of office space used primarily for services and technical support purposes. The lease agreement is renewable every six months upon mutual consent of the two parties with an annual rent of approximately $20,000.

ViryaNet Pty Ltd., our subsidiary in Australia, leases approximately 1,700 square feet of office space in Melbourne, Australia on a monthly basis with a total annual rent of approximately $15,000.

Item 5.	Operating and Financial Review and Prospects

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH “SELECTED FINANCIAL DATA” IN ITEM 3 ABOVE AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” IMMEDIATELY PRIOR TO ITEM 1 ABOVE.

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

Overview of Revenues

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

Services revenues are comprised of revenues from the performance of implementation, consulting, integration, customization, post-contract maintenance support and training services. Implementation, consulting, integration, customization and training services are billed at an agreed-upon price plus incurred expenses. Customers that license our products generally purchase these services from us or from our resellers and systems integrators. Post-contract maintenance support provides technical support and the right to unspecified software upgrades when and if available. Post-contract maintenance support revenues are charged to customers as a percentage of license fees depending upon the level of support coverage desired by the customer.

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

The majority of our revenues are derived from customers in the United States, with the balance generated by customers in the European and Asia Pacific regions. The percentage of revenue derived from the Asia Pacific region decreased slightly from 12% of total revenue in 2007 to 11% of total revenue in 2008. The percentage of revenue derived from Europe decreased from 9% in 2007 to 4% in 2008. The decrease in the percentage of revenue derived from Europe was attributable to a substantial license transaction in 2007 with a customer in the utilities market based in Germany (no such transaction was again effected in 2008) and to the discontinuation of support services in 2008 by a large customer in the UK. Future growth in the percentage of revenue derived from Europe will depend upon the degree of success of our partners, principally GE Energy and Vodafone, in closing license sales with new customers. We price our products based on market conditions in each jurisdiction where we operate. Historically, a significant portion of our revenues has been derived from a small number of relatively large companies and we expect this trend to continue. See, among the above “Risk Factors”, “Historically, our revenues have been concentrated in a few large orders and a small number of customers. Our business could be adversely affected if we lose a key customer.”

Overview of Cost of Revenues

Our cost of revenues consists of the cost of software license revenues and cost of maintenance and services. The cost of software license revenues consists of (i) costs of third-party software that is either embedded in our software or licensed for resale from third-party software providers to enhance the functionality of our software, (ii) amortization of acquired technology, and (iii) to a lesser extent, royalty payments to the OCS. The cost of acquired technology is established as part of the purchase price allocation related to the acquisitions of Utility Partners, Inc. and e-Wise Solutions and is amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. Cost of maintenance and services consists of (i) salaries and related expenses of our professional services organization employees, third-party consultants and contractors, (ii) third party software support, (iii) amortization of stock-based compensation, (iv) depreciation of fixed assets and (v) other administrative expenses incurred in support of these personnel. We expect the annual increase in the cost of services to approximate the growth of professional services revenue, if such revenues grow, on an annual basis.

Overview of Operating Expenses

Operating expenses are categorized into research and development expenses, sales and marketing expenses, and general and administrative expenses.

Research and development expenses include costs relating to the development of our products. These costs consist primarily of (i) salaries and benefits for research and development employees, (ii) facilities and other administrative expenses, (iii) the cost of consulting development resources that supplement our internal development team, (iv) amortization of stock-based compensation and (v) depreciation of fixed assets. These expenses are presented net of any governmental or other grants and funded expenses. Due to the relatively short time between the date on which our products achieve technological feasibility and the date on which they generally become available to customers, costs subject to capitalization under SFAS No. 86 have been immaterial and have been expensed as incurred.

Sales and marketing expenses consist of (i) salaries and commissions for sales and marketing employees and consultants, (ii) amortization of acquired customer relationship, (iii) office expenses, (iv) travel costs, (v) printing and distribution expenses, (vi) market research expenses, (vii) advertising and promotional expenses, (viii) other administrative expenses and (ix) amortization of stock-based compensation. The cost of customer relationship is established as part of the purchase price allocation related to the acquisitions of Utility Partners, Inc. and e-Wise Solutions, and amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with SFAS No. 142.

General and administrative expenses consist of (i) salaries for administrative, executive and finance personnel, (ii) information system costs, (iii) insurance costs, (iv) accounting expenses, (v) legal expenses, (vi) professional fees, (vii) other administrative expenses and (viii) amortization of stock-based compensation.

Amortization of stock-based compensation includes the amortization of stock-based compensation and expenses for stock -based awards granted to employees, directors and consultants in exchange for services. Stock-based compensation expense is amortized over the vesting schedule of the stock options or restricted shares using the straight-line approach, or, over the term of the services provided. These expenses are reported in the statement of operations under the applicable operating expense categories (i.e., cost of services, sales and marketing, research and development, and general and administrative) and no longer reported as a separate line item.

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

Our Location in Israel

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. See Item 3D “Risk Factors – Risks Related to Our Location in Israel” for a description of Israel-related governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Impact of Currency Fluctuation and Inflation

A significant portion of the cost of our Israeli operations, mainly personnel costs, is incurred in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2008, the NIS appreciated against the U.S. dollar, which resulted in an increase in the U.S. dollar cost of our operations in Israel. This trend was reversed during the first six months of 2009, as the NIS depreciated against the U.S. dollar. Also, NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative U.S. dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Thus, exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price. The caption “Financial and other income (expenses), net” in our consolidated financial statements includes the impact of these factors as well as traditional interest income or expense.

The costs of our operations in Australia, mainly personnel, are also incurred in foreign currency, the Australian dollar (AUD) and are therefore impacted, though to a lesser extent than the NIS impact described above, by the exchange rate between the U.S. dollar and the AUD. During 2008, the AUD depreciated against the U.S. Dollar, which resulted in a decrease in the U.S. Dollar cost of our operations in Australia. This trend was reversed during the first six months of 2009, as the AUD appreciated against the U.S. dollar.

Seasonality

Our operating results are generally not characterized by a seasonal pattern.

Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. We do not expect the adoption of SFAS 141R to have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Non controlling Interests in Consolidated Financial Statements-an amendment of Accounting Research Bulletin 51” (FAS 160), which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to the Company, this statement will be effective as of the year beginning January 1, 2009. We do not expect the adoption of SFAS 160 to have a material impact our consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued FAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (“FAS 161”), which requires additional disclosures about the objectives of using derivative instruments; the method by which the derivative instruments and related hedged items are accounted for under FASB Statement No.133 and its related interpretations; and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. We will be required to adopt SFAS 161 on January 1, 2009. This Statement will not impact our consolidated financial results, as it is disclosure-only in nature.

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP 157-2 defers the effective date of Statement No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. We do not expect the adoption of FSP 157-2 to have a material impact on our consolidated financial position, results of operations or cash flows.

In April 2008, the FASB issued FAS No.142-3, “Determination of the Useful Life of Intangible Assets” (“FAS 142-3”). FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, “Goodwill and Other Intangible Asset” (“FAS 142”). More specifically, FAS 142-3 removes the requirement under paragraph 11 of FAS 142 to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions, and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. FAS 142-3 requires an entity to consider its own historical experience in renewing or extending similar arrangements, regardless of whether those arrangements have explicit renewal or extension provisions, when determining the useful life of an intangible asset. In the absence of such experience, an entity shall consider the assumptions that market participants would use about renewal or extension, adjusted for entity-specific factors. FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this pronouncement will not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued FAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FAS 157-4”). FAS 157-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009 on a prospective basis and will be adopted by the Company in the third quarter of fiscal 2009. We do not expect that the adoption of FAS 157-4 will have a material effect on our consolidated results of operations and financial condition.

In April 2009, the FASB issued FAS No. 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FAS 115-2 and FAS 124-2”). FAS 115-2 and FAS 124-2 amend the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. FAS 115-2 and FAS 124-2 are effective for interim and annual reporting periods ending after June 15, 2009 and will be adopted by the Company in the third quarter of fiscal 2009. We do not expect that the adoption of FAS 115-2 and FAS 124-2 will have a material effect on our consolidated results of operations and financial condition.

In May 2009, the FASB issued FAS No. 165, “Subsequent Events” (“FAS 165”). FAS 165 is intended to establish general standards of accounting for, and standards for disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. FAS 165 is effective for interim or annual financial periods ending after June 15, 2009 and will be adopted by the Company in the third quarter of fiscal 2009. We do not expect the adoption of FAS 165 will have a material effect on our consolidated results of operations and financial condition.

On June 12, 2009, the FASB issued Statement of Financial Accounting Standards No. 166, “Accounting for Transfers of Financial Assets” (SFAS 166). SFAS 166 is a revision to SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and will require more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. SFAS 166 also eliminates the concept of a “qualifying special-purpose entity”, changes the requirements for derecognizing financial assets and requires additional disclosures. SFAS 166 will be effective as of the beginning of the Company’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The recognition and measurement provisions of FAS 166 shall be applied to transfers that occur on or after the effective date. The Company will adopt SFAS 166 on January 1, 2010, as required. The Company does not expect the adoption of FAS 166 will have a material effect on its consolidated results of operations and financial condition.

On June 12, 2009, the FASB issued Statement of Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167). SFAS 167 is a revision to FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, and changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. SFAS 167 will be effective as of the Company’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company will adopt SFAS 167 on January 1, 2010, as required. The Company does not expect the adoption of FAS 167 to have an impact on the Company’s results of operations, financial condition or cash flows.

On June 29, 2009, the FASB issued Statement of Financial Accounting Standards No. 168 (SFAS 168) “Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles” — a replacement of FASB Statement No. 162. SFAS 168 establishes the FASB Accounting Standards Codification TM as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. FAS 168 will be effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superseded. The Company will adopt SFAS 168 for the quarterly period ended September 30, 2009, as required, and adoption is not expected to have a material impact on the Company’s consolidated financial statements

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates on an ongoing basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amount values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that application of the following critical accounting policies entails the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

Revenue results are difficult to predict, and any shortfall in revenues or delay in recognizing revenues could cause our operating results to vary significantly from period to period and could result in future operating losses. In addition, the timing of our revenue recognition influences the timing of certain expenses, such as commissions and royalties, which could cause our expenses to fluctuate from period to period. We follow very specific and detailed guidelines in measuring revenues. However, certain judgments affect the application of our revenue policy.

We generate revenues from licensing the rights to use our software products directly to end-users. We also enter into license arrangements with indirect channels such as resellers and systems integrators resellers whereby revenues are recognized upon sale to the end user by the reseller or the system integrator.

We also generate revenues from rendering professional services, including consulting, customization, implementation, training and post-contract maintenance and support.

Revenues from software product license agreements that do not involve significant customization and modification of the software product are recognized, under Statement of Position No. 97-2, “Software Revenue Recognition” (“SOP No. 97-2”), as amended by Statement of Position 98-9, “Modifications of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”). SOP No. 98-9 generally requires that revenues earned from software arrangements involving multiple elements that typically consist of license, professional services, and post-contract maintenance and support, be recognized under the residual method and allocated to each element. Under the residual method, revenue is recognized for the delivered elements when (1) there is vendor-specific objective evidence (“VSOE”) of the fair values of all of the undelivered elements, (2) VSOE of fair value does not exist for one or more of the delivered elements in the arrangement, and (3) all revenue recognition criteria of the amended SOP 97-2 are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. Our VSOE used to allocate the sales price to professional services and maintenance is based on the price charged when the undelivered elements are sold separately. In the event that VSOE of fair value does not exist for all undelivered elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue would be deferred until such evidence exists for the undelivered elements, or until all elements are delivered, whichever occurs earlier.

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

In judging the probability of collection of software license fees, we continuously monitor collection and payments from our customers and evaluate the need for a provision for estimated credit losses, based upon our historical experience and any specific customer collection issues that we have identified. In connection with customers with whom we have no previous experience, we may utilize independent resources to evaluate the creditworthiness of those customers. From time to time, we may perform credit evaluations of our customers. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay amounts owed to us, additional allowances may be required.

Arrangement that include services are evaluated to determine if those services are considered essential to the functionality of the other elements of the arrangement, Services that are considered essential consist primarily of significant production, customization or modification of the software product. When such services are provided, revenues under the arrangement are recognized using contract accounting in accordance with Statement of Position No. 81-1 “Accounting for Performance of Construction—Type and Certain Production—Type Contracts” (“SOP No. 81-1”), using the percentage-of-completion method, based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract, provided that the revenues are fixed or can be reasonably estimated, collection is probable, costs related to performing the work are determinable or can be reasonably determined, and there is no substantial uncertainty regarding our ability to complete the contract and to meet the contractual terms. When services are not considered essential, the revenues from the services are recognized as the services are performed.

In recognizing revenues based on the percentage-of-completion method, we estimate time to completion with revisions to estimates made in the period in which the basis of such revisions becomes known. If we do not accurately estimate the resources required or scope of work to be performed, manage our projects properly within the planned periods of time or satisfy our obligations under the contracts, then future services margins may be significantly and negatively affected, or a provision for estimated contract losses on existing contracts may need to be recognized in the period in which the loss becomes probable and can be reasonably estimated.

Service revenues from professional services include primarily implementation and consulting, and post-contract maintenance support and training. Implementation and consulting services revenues are generally recognized on a time and material basis or as these services are performed. Post-contract maintenance support agreements provide technical support and the right to unspecified software updates, if and when available. Revenues from post-contract maintenance support services are recognized ratably over the contractual support term, generally one year. Amounts collected from customers in excess of revenues recognized are recorded as deferred revenue.

Allowance for Doubtful Accounts

We evaluate the collectability of accounts receivable based on a combination of factors related to our customers. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial down-grading of credit ratings), we may record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we may recognize reserves for doubtful accounts based on the length of time the receivables are past due and on our historical experience in collecting such receivables. During 2008, no reserve for bad debts was required.

Goodwill and Other Intangible Assets

Under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill is not amortized but is subject to an annual impairment test. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of market multiples for a reportable unit. We recorded goodwill of approximately $2.8 million related to our acquisition of iMedeon on February 25, 2002, $3.7 million related to our acquisition of Utility Partners, Inc. on July 29, 2004, and $0.6 million related to our acquisition of substantially all of the assets of e-Wise Solutions on June 15, 2005. We have performed impairment tests and determined that our goodwill of approximately $7 million is not subject to an impairment charge as of year-end 2008. In addition, we may test for impairment periodically whenever events or circumstances occur subsequent to our annual impairment tests that indicate that an asset may be impaired. Indicators we consider important which could trigger an impairment include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or a significant decline in our stock price for a sustained period.

Long-lived Assets other than Goodwill

We are required to assess the impairment of long-lived assets (other than goodwill), tangible and intangible, under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (SFAS No. 144) on a periodic basis, when events or changes in circumstances indicate that the carrying value thereof may not be recoverable. Where events and circumstances are present which indicate that the carrying value may not be recoverable, we may recognize an impairment loss. Such impairment loss is measured by comparing the recoverable amount of the asset with its carrying value. The determination of the value of such intangible assets requires management to make assumptions regarding estimated future cash flows and other factors to determine the fair value of such assets. If these estimates or the related assumptions change in the future, we could be required to record impairment charges. We have performed impairment tests and determined that the unamortized portion of our long-lived assets, other than goodwill of approximately $0.5 million, is not subject to an impairment charge as of year-end 2008.

Contingencies

From time to time, we are defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes in these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies, if any, which would be charged to earnings, is made after careful and considered analysis of each individual action together with our legal advisors. The required reserves may change in the future due to new developments in each matter or changes in circumstances, such as a change in settlement strategy. A change in the required reserves would affect our earnings in the period during which the change is made.

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

We did not grant any stock options during 2006, 2007 and 2008. During 2006, 2007 and 2008, we granted restricted shares to employees, directors and consultants. All restricted shares were granted for no consideration. In accordance with SFAS 123(R), restricted shares are measured at their fair value as if they were vested and issued on the grant date; therefore, their fair value was equal to the share price at the date of grant.

Accounting for Income Tax

The recoverability of deferred tax assets ultimately depends on the existence of sufficient taxable income of an appropriate character and we record a valuation allowance to reduce the deferred tax assets to an amount that is more likely than not to be recoverable. A change in our ability to continue to generate future taxable income could affect our ability to recover the deferred tax assets and requires re-assessment of the valuation allowance. Such changes, if significant, could have a material impact on our effective tax rate, results of operations and cash flows.

Operating Results

The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	2006	2007	2008
Revenues:
Software license	11.0%	15.9%	12.1%
Maintenance and services	89.0	84.1	87.9

Total revenues:	100.0	100.0	100.0
Cost of revenues:
Software licenses	2.6	3.2	2.4
Maintenance and services	49.3	50.5	49.1

Total costs of revenues	51.9	53.7	51.5
Gross profit	48.1	46.3	48.5

Operating expenses:
Research and development	15.3	20.5	15.4
Sales and marketing	26.6	30.7	27.4
General and administrative	19.7	22.3	20.3

Total operating expenses	61.7	73.5	63.1
Operating loss	(13.5)	(27.2)	(14.6)
Financial expenses, net	(0.3)	(4.8)	(3.6)
Loss from liquidation of a subsidiary	—	(2.1)	—
Net loss	(13.8)	(34.1)	(18.2)

Geographic Distribution

The following table summarizes the revenues from our products and services by country/region, stated as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
Country/Region	2006	2007	2008
United States	71.6	78.9	84.9
Europe	7.4	9.0	3.9
Asia Pacific	21.0	12.1	11.2

Total	100.0%	100.0%	100.0%

Comparison of Fiscal Years Ended December 31, 2007 and 2008

Revenues

Our total revenues increased by $0.2 million or 1.9% from $11.2 million in 2007 to $11.4 million in 2008. Revenues from maintenance and services grew by approximately $0.6 million, from $9.4 million to $10.0 million, offset in part by a decrease in revenues from software licenses of $0.4 million, from $1.8 million to $1.4 million. From a geographic perspective, our revenues in North America increased by $0.9 million, from $8.8 million to $9.7 million, and our revenues from Asia Pacific were similar in 2008 and 2007— $1.3 million each year, while revenues in Europe declined by approximately $0.6 million in 2008. From a channels perspective, the contribution of revenue from direct sales and indirect sales was the same in 2008 as in 2007, at 71% and 29%, respectively, and the volume of direct sales and indirect sales increased each year by $0.1 million relative to the prior year.

In 2008, we increased our revenues from maintenance and services relative to 2007 as a result of obtaining new customers in 2007, which, in turn, contributed to our undertaking in 2008 certain additional services projects and a concomitant rise in maintenance revenues. However, our license revenues in 2008 declined by $0.4 million compared to 2007 as a result of our closing a lesser number of license deals in 2008.

Software License Revenues

As alluded to above, software license revenues decreased by 21.9% in 2008, from $1.8 million in 2007 to $1.4 million in 2008. This decrease of $0.4 million was attributable to a smaller number of license deals closed during 2008.

As a percentage of total revenue, software licenses decreased from 15.9% of revenue in 2007 to 12.1% of revenue in 2008. The decrease in the percentage of revenue provided by software licenses is attributable to the 21.9.% decrease in the volume of our software licenses, as mentioned above, and the 6.4% increase in maintenance and services revenues from new and existing customers. There were no rate changes in our license fees that had a material impact on our revenues.

Maintenance and Services Revenues

As alluded to above, our maintenance and services revenues increased by 6.4% in 2008, from $9.4 million in 2007 to $10.0 million in 2008. Our maintenance and services revenues increased in 2008 by $0.6 million as a result of obtaining several new customers in 2007 who, in turn, contributed to our undertaking in 2008 of certain additional services projects and a concomitant rise in maintenance revenues. In North America, our maintenance and services revenues increased by approximately $1.1 million. In Asia Pacific and Europe, our maintenance and services revenues declined by approximately $0.2 million and $0.3 million, respectively

As a percentage of total revenue, maintenance and services revenue increased from 84.1% of revenue in 2007 to 87.9% of revenue in 2008 as a result of the 21.9% decline in sales of software licenses and 6.4% growth in maintenance and services revenues, in each case, as described above. There were no rate changes in our maintenance and services fees that had a material impact on our revenues.

Cost of Revenues

Total cost of revenues decreased by 2.2% from $6.0 million in 2007 to $5.9 million in 2008, as further explained below.

Cost of Software Licenses

The cost of software licenses declined from $0.4 million in 2007 to $0.3 million in 2008, while the cost of software licenses as a percent of software license revenue decreased slightly from 20.2% in 2007 to 19.9% in 2008. The decrease in the cost of software licenses was attributable to the expiration of amortization costs related to acquired technology assets from the acquisition of Utility Partners in July 2004.

Cost of Maintenance and Services

The cost of maintenance and services remained almost flat between 2007 and 2008 at $5.6 million. However, the cost of our services operations in Israel increased by $0.2 million in 2008, primarily as a result of (i) the appreciation in the value of the New Israeli Shekel against the US dollar in 2008 and (ii) the allocation of several R&D personnel to aid services projects during 2008, at a cost of $0.2 million. This trend was offset by a $0.3 million reduction in costs in 2008 due to the elimination of seven (7) maintenance and service personnel, a reduction in travel expenses during 2008, and a decrease of $0.1 million in third party maintenance costs. Maintenance and services costs as a percentage of maintenance and services revenues decreased from 60% in 2007 to 56% in 2008. The decrease in the cost of maintenance and services as a percentage of maintenance and services revenues resulted primarily from the 6.4% increase in maintenance and services revenues and our ability to grow such revenues while containing related costs.

Operating Expenses

Research and Development Expenses

Our net research and development expenses decreased by 23.4% from $2.3 million in 2007 to $1.8 million in 2008, and decreased also as a percentage of revenue, from 20.5% of revenue in 2007 to 15.4% in 2008. The decrease in the amount of research and development expenses in 2008 of approximately $0.5 million was attributable to (i) $0.2 million of savings from the elimination of twelve (12) research and development personnel during 2008, (ii) $0.2 million of funding for a research and development project that was received from one of our customers (and therefore did not need to be expended by us), (iii) a $0.2 million reduction due to allocation of research and development personnel to services projects, as mentioned above, and (iv) a $0.1 million reduction due to allocation of research and development personnel to a product marketing activity, which was offset, in part, by a $0.2 million increase in our research and development costs at our development facility in Israel related to the appreciation in the value of the New Israeli Shekel against the US dollar.

We expect that we will continue to devote a portion of our revenues to research and development to enhance our existing products, merge certain features and functionality of WorkUP™ and FOCUS with ViryaNet Service Hub, add enhancements to improve the quality and configurability of our software, and develop new features and functionality that will benefit all of our customers.

Sales and Marketing Expenses

Our sales and marketing expenses were $3.1 million, or 27.4% of revenue, in 2008, compared to $3.4 million, or 30.7% of revenue, in 2007, a year over year decrease of $0.3 million or 9.0%. This decrease was primarily attributable to the elimination of three (3) sales and marketing personnel, which resulted in $0.4 million of savings, and was offset in part by $0.1 million of additional expense due to the allocation of research and development personnel to a product marketing activity, as mentioned above.

General and Administrative Expenses

Our general and administrative expenses were $2.3 million, or 20.3% of revenue, in 2008 compared to $2.5 million, or 22.3% of revenue, in 2007, a year over year decrease of $0.2 million or 7.3%. This decrease was attributable primarily to a reduction in professional and legal fees.

Financial Expenses, net

Financial expenses, net, declined from $0.5 million in 2007 to $0.4 million in 2008. The decline is attributable to a reduction in 2008 of $0.1 million of costs related to a lesser appreciation of the NIS against the U.S. dollar in 2008 compared to 2007.

Loss from Liquidation of a Subsidiary

In 2007, we recorded a loss from the liquidation of our Japanese subsidiary in an amount of $0.2 million. The amount of the loss recorded was related to the accumulation of currency translation adjustments since the inception of the subsidiary, which was removed from the separate component of equity upon the dissolution of our Japanese subsidiary.

Comparison of Fiscal Years Ended December 31, 2006 and 2007

Revenues

Our total revenues decreased by $2.7 million or 19.5% in 2007, from $13.9 million in 2006 to $11.2 million in 2007. Revenues from maintenance and services declined by approximately $3.0 million in 2007, from $12.3 million to $9.4 million, offset in part by an increase of $0.3 million in revenues from software licenses, from $1.5 million to $1.8 million. From a geographic perspective, our revenues in North America declined by $1.1 million in 2007, from $9.9 million in 2006 to $8.8 million in 2007, and our revenues from Asia Pacific, including Japan, declined by $1.6 million, from $2.9 million to $1.3 million, while revenues in Europe remained essentially flat at approximately $1.0 million in both 2006 and 2007. From a channels perspective, the relative contributions of revenue in 2007 and 2006 from direct sales and indirect sales was the same, 71% and 29%, respectively; however, the volume of direct and indirect sales declined by $1.9 million and $0.8 million, respectively, in 2007 relative to 2006.

In 2007, we were successful at increasing our revenues from software licenses compared with 2006 and acquired several new customers which contributed to this growth. However, in 2007, we completed several large services arrangements that were initiated prior to 2007 and contributed substantially less revenue during 2007, and, we were not successful in closing services revenue opportunities suitable to replace these projects, particularly in the Asia Pacific region.

Software Licenses

Software license revenues increased by 16.4% in 2007, from $1.5 million in 2006 to $1.8 million in 2007. This increase of $0.3 million was attributable to higher revenue derived from the sale of our software to new customers in the retail market.

As a percentage of total revenue, software licenses increased from 11.0% of revenue in 2006 to 15.9% of revenue in 2007. The increase in the percentage of revenue provided by software licenses was attributable to the 16.4% increase in the volume of our software license revenues, as mentioned above, and the 24% decline in maintenance and services revenues from new and existing customers, which fell from $12.3 million in 2006 to $9.4 million in 2007. There were no rate changes in our license fees that had a material impact on our revenues.

Maintenance and Services

Our maintenance and services revenues decreased by 24% in 2007, from $12.3 million in 2006 to $9.4 million in 2007. During 2007, our maintenance and services revenues declined by $2.9 million worldwide, as several services projects which began prior to 2007 were successfully completed but contributed substantially less revenue during 2007, and we were not successful replacing such projects with new implementation efforts in a timely manner to avoid the reduction in annual maintenance and services revenue. In North America, our maintenance and services revenues declined by approximately $1.2 million. In Asia Pacific, our maintenance and services revenues declined by approximately $1.6 million.

As a percentage of total revenue, maintenance and services revenue decreased from 89.0% of revenue in 2006 to 84.1% of revenue in 2007 as a result of the 16.4% growth in software license revenues and 24% decline in maintenance and services revenues. There were no rate changes in our maintenance and services fees that had a material impact on our revenues.

Cost of Revenues

Total cost of revenues decreased by 17% in 2007, from $7.2 million in 2006 to $6.0 million in 2007, as further explained below.

Cost of Software Licenses

The cost of software licenses remained the same at $0.4 million in 2006 and 2007, while the cost of software licenses as a percent of software license revenue decreased from 23.4% in 2006 to 20.2% in 2007. The decrease in the cost of software licenses as a percent of software license revenue was attributable to the expiration of amortization costs related to acquired technology assets from the acquisition of Utility Partners in July 2004, and to the rise in software license revenues (while cost of generating such revenues held steady) in 2007.

Cost of Maintenance and Services

The cost of maintenance and services decreased by 18%, from $6.8 million in 2006 to $5.6 million in 2007. The decrease in the cost of maintenance and services of $1.2 million was attributable to (i) a decrease of $1.1 million in compensation costs related to the elimination of salaries of ten (10) maintenance and service personnel on a full-year weighted average basis, and (ii) a reduction of $0.1 million related to the discontinuation of maintenance services provided by a third party to one of our end-users. Maintenance and services costs as a percentage of maintenance and services revenues increased from 55% in 2006 to 60% in 2007. The increase in the cost of maintenance and services as a percentage of maintenance and services revenues resulted primarily from the 24% decrease in maintenance and services revenues and our inability to lower costs proportionally with the substantial decline in revenues.

Operating Expenses

Research and Development Expenses

Our net research and development expenses increased by 8% in 2007, from $2.1 million in 2006 to $2.3 million in 2007, and increased as a percent of revenue from 15.3% of revenue in 2006 to 20.5% in 2007. The increase of approximately $0.2 million in the amount of research and development expenses in 2007 was primarily attributable to the impact of the weakening of the U.S. dollar against the NIS, from an exchange rate perspective, which increased our U.S. dollar denominated research and development expense, as the majority of our research and development activity occurs at our development facility in Israel.

Sales and Marketing Expenses

Our sales and marketing expenses were $3.4 million, or 30.7% of revenue, in 2007 compared to $3.7 million, or 26.6% of revenue, in 2006, a year over year decrease of $0.3 million or 7.1%. This decrease was primarily attributable to a reduction in base and variable compensation costs of approximately $0.3 million related to a decrease of 3 sales personnel on a full-year weighted average basis.

General and Administrative

Our general and administrative expenses were $2.5 million, or 22.3% of revenue in 2007 compared to $2.7 million or 19.7% of revenue in 2006, a year over year decrease of $0.2 million or 9.1%. This decrease was attributable to a reduction in compensation costs of $0.2 million related to the elimination of two (2) administrative personnel on a full-year weighted average basis.

Financial Expenses, net

Financial expenses, net, increased from $44,000 of expenses in 2006 to approximately $0.5 million of expenses in 2007. The year to year change in the amount of financial expense, net, of approximately $0.5 million was attributable to (i) a one-time non-cash benefit of approximately $1.0 million in 2006 related to the conversion of $2.5 million of the convertible debts held by LibertyView and JHTF (which benefit was not repeated in 2007), offset, in part, by (ii) a reduction in interest expenses in 2007 of approximately $0.3 million, resulting from repayment of a long-term bank loan in 2007 and conversion of the convertible debts mentioned above and (iii) the non-incurrence in 2007 of financial expenses of approximately $0.2 million from 2006, related to certain fundraising activities.

Loss from Liquidation of a Subsidiary

We recorded a loss in 2007 of $0.2 million from the liquidation of our Japanese subsidiary in April 2007. The amount of the loss recorded related to the accumulation of currency translation adjustments since the inception of the subsidiary that were removed from the separate component of equity upon the dissolution of the Japanese subsidiary.

Impact of Inflation

Since our revenues are generated in United States dollars and currencies other than New Israeli Shekels (NIS), and a portion of our expenses is incurred and will continue to be incurred in NIS, we are exposed to risk to the extent that the NIS appreciates against the U.S. dollar and other currencies, or, alternatively, even if the NIS devaluates against the U.S. dollar, to the extent that the rate of inflation in Israel exceeds such rate of NIS devaluation or the timing of such NIS devaluation lags behind Israeli inflation. In 1994, 1995 and 1996, the inflation rate in Israel exceeded the rate of devaluation of the NIS against the dollar and other currencies. This trend was reversed during 1997 and 1998. In 1999 and in 2000, while the rate of Israeli inflation was low, there was an appreciation of the NIS against the U.S. dollar. In 2001, the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. In 2002, the devaluation of the NIS against the dollar was similar to the rate of inflation. In 2003 and 2004, the NIS appreciated against the dollar, while the rate of inflation was negative. In 2005, the NIS lost 6.7% in value against the dollar while the rate of inflation was only 2.4%. In 2006, the NIS gained 8.2% in value against the dollar while the rate of inflation was negative 0.1%. In 2007, the NIS gained 9% in value against the dollar while the rate of inflation was negative 0.4%. In 2008, the NIS lost 1.1% in value against the dollar while the rate of inflation was 3.8%. We generally do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. We also do not own any market risk sensitive instruments. However, we may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks.

Effective Corporate Tax Rate

Our effective corporate tax rate will reflect a mix of the United States, Australian and Israeli statutory tax rates on our United States, Australian and Israeli income. The Israeli corporate tax rate has been gradually reduced as follows: 2004: 35%, 2005: 34%, 2006: 31%, 2007: 29%, 2008: 27%. It is currently 26% in 2009, and will be reduced in 2010 and thereafter to 25%.

As for investment programs with approved enterprise status under the Law for the Encouragement of Capital Investments see the discussion in the Taxation section of Item 10.

As of December 31, 2008, we had net operating loss carry forwards for tax reporting purposes of approximately $6.5 million in the United States, $33.0 million in Israel, $13.3 million in the United Kingdom (inactive), and $0.3 million in Australia. In the United States, the Internal Revenue Code limits the use in any future period of net operating loss carry forwards following a significant change in ownership interests. In April 2007, we dissolved our Japanese subsidiary, ViryaNet Japan KK, and a net operating loss carry forward of approximately $1.2 million was extinguished as a result of the dissolution.

Liquidity and Capital Resources

How We Have Financed Our Business

On September 19, 2000, we completed our IPO. In that offering, we raised gross proceeds of $32.0 million and issued 80,000 Ordinary Shares at an effective price of $400.00 per Ordinary Share (as adjusted to reflect our one-for-ten reverse share split in May 2002 and our one-for-five reverse share split in January 2007). Since the time of our IPO, we have financed our operations primarily through additional sales of our Ordinary Shares through private placements or incurrence of convertible debt, bank related financings and sale of receivables. Historically, cash flow from operations has not been sufficient to fund operations without the use of these additional financing measures.

Sources of Cash

Equity or Convertible Debt Financings

During 2006, we raised $1.35 million of cash, excluding transaction related expenses, in private placement transactions for our Ordinary Shares, and our convertible debt of $3.0 million was converted to equity in the form of Ordinary Shares and Preferred A Shares. The transactions consisted of the following:

•	On June 2, 2006, a convertible debt of $2.0 million held by LibertyView was converted to Preferred A Shares at a conversion price of $7.65 per Preferred A Share.

•

On June 6, 2006, we completed a private placement of our Ordinary Shares with three existing shareholders and one new institutional investor. In exchange for $1.35 million, we issued (i) 287,540 Ordinary Shares at a price of $4.695 per Ordinary Share and (ii) warrants to purchase 57,510 Ordinary Shares at an exercise price of $5.634 per Ordinary Share.

•

On September 28, 2006, a convertible debt of $0.5 million held by an investor group, together with all interest accrued thereon, was converted into 114,301 of our Ordinary Shares at a conversion price of $4.7025 per Ordinary Share, which equaled the average closing price for our shares for the twenty (20) day period prior to the maturity date of the convertible loan, as per the terms of the convertible debt. (Such convertible debt had been issued pursuant to our September 2005 private placement of ordinary shares, warrants and convertible debt.)

•

On November 30, 2006, LibertyView sold $0.5 million of our convertible debt to Jerusalem High-tech Founders, Ltd. (“JHTF”), a company controlled by Samuel HaCohen, our current Chairman of the Board of Directors, and in which Vladimir Morgenstern, a current member of our Board of Directors, has an economic interest. Upon the sale of the debt, we signed an agreement with JHTF, which was approved by our shareholders and consummated on December 29, 2006, to convert the $500,000 convertible debt to Preferred A Shares at an exercise price of $7.65 per Preferred A Share.

During 2007 and 2008, we raised approximately $1.2 million of cash, excluding transaction related expenses, in a financing transaction involving our sale of Ordinary Shares, a convertible note and warrants. The transaction consisted of the following:

•

On December 19, 2007, we completed a private placement with a group of new financial investors (the “Lewis Opportunity Fund Group”) that involved our issuance of (i) 363,636 Ordinary Shares at a price of $1.65 per Ordinary Share, for aggregate consideration of $600,000, (ii) a non-interest bearing convertible note in the amount of $161,000 with a conversion price of $1.65 per Ordinary Share, (iii) a non-interest bearing convertible note in the amount of $439,000 with a conversion price of $1.65 per Ordinary Share, subject to our shareholders’ approval, and (iv) warrants to purchase an aggregate of 600,000 Ordinary Shares at an exercise price of $2.00 per Ordinary Share, subject to our shareholders’ approval. The convertible notes have no maturity date and can only be converted into Ordinary Shares. The warrants have a callable feature whereby we can force the exercise of up to 50% of the warrants when all Ordinary Shares issued in connection with this investment transaction are registered with the SEC. On January 31, 2008, our shareholders approved the issuance of the $439,000 convertible note and the warrants mentioned above.

Bank Financing

On December 22, 2005, we refinanced our debt arrangement with Bank Hapoalim by converting $1.8 million of our outstanding short-term borrowings at that time to long-term debt payable over three years in equal quarterly installments of $150,000, with the first payment due on April 1, 2006 and with interest payable quarterly at a rate of LIBOR plus 2.25%. In conjunction with the restructuring of our long-term debt, our overall bank financing arrangement with Bank Hapoalim became subject to the following covenants: (i) our shareholders equity, on a quarterly basis, was to be at least the higher of (a) 17% of our total assets, or (b) $3.0 million, and (ii) our cash balance on a quarterly basis, was not to be less than $1.0 million. In connection with this refinancing, we issued 6,000 Ordinary Shares, par value NIS 5.0 per share, to Bank Hapoalim Limited.

During 2006 and through the second quarter of 2007, we received a waiver from Bank Hapoalim for each period during which we were not in compliance with these bank covenants.

On August 29, 2007, Bank Hapoalim agreed to modify our bank covenant requirements as part of our overall bank financing arrangement such that on a quarterly basis starting August 1, 2007 (i) our shareholders’ equity was to be at least the higher of (a) 13% of our total assets, or (b) $1.5 million, and (ii) our cash balance was not to be less than $0.5 million. In addition, Bank Hapoalim provided us with a waiver of these new bank covenant requirements for the remainder of 2007. In connection with these waivers and the modification of the bank covenant requirements, we agreed to pay $10,000 of fees and issue 10,000 Ordinary Shares to the bank.

We were not in compliance with these covenants for each quarterly period during the fiscal year ended December 31, 2008 and for the first three quarters of 2009. However, on September 28, 2008, we received a waiver of these covenants from Bank Hapoalim for each quarterly period during 2008 and for the first quarter of 2009, and on October 28, 2009 we received from Bank Hapoalim a waiver of these covenants for the second and third quarter of 2009 . Bank Hapoalim also provided us with a waiver of these covenants for the fourth quarter of 2009 and for the first quarter of 2010. In connection with the waivers granted on October 28, 2009 we agreed to pay fees of $15,000 to the bank.

On September 29, 2008, Bank Hapoalim agreed to convert the $1.6 million short term loan that was due on January 2, 2009 into a long-term loan payable in the following increments:, $0.1 million on July 2, 2009, an additional $0.1 million on August 15, 2009 and the balance of $1.4 million in 14 quarterly installments of $0.1 million each starting October 2, 2009. Interest on the loan is paid quarterly at a rate of LIBOR plus 3.25%. In connection with the waivers granted on September 28, 2008 and the conversion of the short-term loan to a long-term loan, we agreed to pay fees of $30,000 to the bank.

As of June 30, 2009, our aggregate outstanding borrowings with Bank Hapoalim was approximately $2 million, which consisted of (i) short-term borrowings of approximately $0.4 million of which $0.25 million is drawn in dollars with interest payable quarterly at a rate of 11.5%, and $0.15 million is drawn in NIS with interest payable quarterly at a rate of prime plus 3.3%, and (ii) the outstanding balance on our above-described long-term loan arrangement with Bank Hapoalim of approximately $1.6 million with interest payable quarterly at a rate of LIBOR plus 3.25%.

The Bank debts are secured in favor of the Bank by a floating charge on all of our assets and by a personal guarantee of Samuel Hacohen, the Chairman of our Board of Directors.

To ensure compliance with the bank covenants explained above, we are trying to control our cost structure while maximizing our cash collection efforts. However, in the event that we are unable to maintain compliance with the bank covenants, we may request a waiver from the bank. If we breach the covenants and are unable to obtain a waiver, the bank may call its loan or credit line. In such an event, we would need to seek alternate financing for our business operations. However, we cannot provide assurance that any such alternate financing would be available on terms acceptable to us or at all. See the Risk Factor it Item 3 above entitled “We will need sufficient funds to re-pay our loans from Bank Hapoalim, which may be subject to immediate repayment if we do not meet our repayment schedule or meet specified conditions”.

Sale of Receivables

From time to time, we sell receivables to financial institutions under arrangements in which a financial institution pays us the amount of the accounts receivable less an agreed upon commission, and we irrevocably assign to the bank the accounts receivable sold without recourse to us. Our ability to sell such receivables in the future to these or other institutions under the same terms and conditions currently available to us is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions’ policies from time to time.

Cash

As of December 31, 2008, we had cash and cash equivalents of $0.1 million, compared to $0.4 million as of December 31, 2007. In summary, the $0.3 million decrease in cash and cash equivalents was attributable to $0.2 million of net cash provided by operating activities, offset by $0.4 million of net cash used in financing activities.

In 2008, net cash provided by operating activities was $0.2 million, resulting primarily from our net loss from operations of $2.1 million, subject to adjustment to remove the impact of the following non-cash items: (i) an increase in deferred revenues of $1.1 million, (ii) decrease in trade receivables of $0.3 million, (iii) depreciation and amortization of $0.5 million, and (iv) stock based compensation of $0.4 million. For 2007, net cash used in operating activities was $1.1 million, reflecting our net loss from operations of $3.8 million less (i) depreciation and amortization of $0.7 million, (ii) an increase in deferred revenues of $0.9 million, (iii) a loss from the liquidation of our Japanese subsidiary of $0.2 million, (iv) stock based compensation of $0.3 million, (v) a decrease in other receivables and prepaid expenses of $0.3 million, (vi) an increase in trade payables and accrued expenses of $0.2 million and (vii) an increase in accrued severance pay of $0.1 million. For 2006, net cash used in operating activities was $2.7 million, primarily reflecting our loss from operations of $1.9 million, subject to adjustment to remove the impact of depreciation and amortization of $1.1 million, non-cash income of $1.0 million from the extinguishment of convertible debts, and a decrease in current liabilities such as deferred revenues of $0.9 million, trade payables and other payables of $0.7 million, as offset by decreases in current assets such as receivables and prepaid expenses of $0.5 million.

In 2008, 2007 and 2006 net cash used in investing activities was $32,000, $194,000 and $30,000, respectively, all resulting from purchase of property and equipment.

Net cash used in financing activities during 2008 was approximately $0.4 million, which included $0.6 million of repayments against short-term and long-term bank loans, offset by $0.2 million of net proceeds from convertible note financings. Net cash provided by financing activities during 2007 was approximately $1.0 million, which included $0.6 million of net proceeds raised in equity financing, $0.4 million of net proceeds raised from convertible note financings, and $0.6 million provided by an increase in short-term bank credit, offset, in part, by $0.6 million of repayments against long-term bank loans. Net cash provided by financing activities was $1.4 million in 2006, which included $1.3 million of net proceeds received in the sale of our Ordinary Shares, an increase in short-term bank credit from Bank Hapoalim of approximately $0.9 million, offset, in part, by the re-payment of short-term and long-term loans to Bank Hapoalim and a related party of approximately $0.9 million.

Future Cash Needs

In addition to our need to continue to meet our payment obligations to Bank Hapoalim under the terms of our debt arrangement, our capital requirements will depend on numerous factors, including market demand for, and acceptance of, our products, the resources we devote to developing, marketing, selling and supporting our products, and the timing and extent of establishing additional international operations. We intend to continue investing significant resources in our selling and marketing, and research and development, operations in the future. We believe that our cash and cash equivalents and funds generated from operations will be sufficient to finance our operations for at least until the end of 2009. Our ability to achieve profitability using our currently available cash and cash equivalents and funds generated from operations will depend on our ability to increase our revenues while continuing to control our expenses. We cannot assure you that we will be able to achieve profitability, particularly given the risk factors outlined earlier in this Form 20-F. If we are not successful doing so, we may be required to seek new sources of financing. If additional funds are raised through issuance of equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of Ordinary Shares, and the terms of these securities could impose restrictions on our operations, and will result in additional dilution to our shareholders. Our ability to raise additional secured debt may require the consent of Bank Hapoalim and LibertyView. The delisting and removal of our Ordinary Shares from The Nasdaq Capital Market and the OTCBB, respectively, could significantly impair our ability to raise capital should we desire to do so in the future, as it may materially impair the market price and trading market for the Ordinary Shares received by investors in a financing transaction, even when quoted on the Pink Sheets.

Research and Development, Patents and Licenses, etc.

We believe that our future success depends, on our ability to maintain and extend our technological leadership through our research and development activities. We employ product managers in our research and development activities. These managers provide a critical interface between our research engineers and customer needs and industry developments. This interface helps focus our research and development personnel on developing market-driven applications. By using information provided by our product managers, we can also manage our research and development resources to address perceived market trends.

Our research and development net expenditures for 2006, 2007 and 2008 were $2.1 million, $2.3 million and $1.8 million, respectively (see the paragraph headed “We may need to further expand our sales, marketing, research and development and professional services organizations but may lack the resources to attract, train and retain qualified personnel, which may hinder our ability to grow and meet customer demands” in the Risk Factors set forth in Item 3 above).

Research and Development Grants from the OCS

We conduct our research and development activities primarily at our principal offices in Israel. Our research and development efforts have been financed in the past, in small part, through grants from the OCS. Under these grants, royalties are payable to the OCS at the rate of 3% to 5% of revenues derived from products developed by us under those programs. The aggregate amount of royalties we could be obligated to pay would be up to 100% to 150% of the amount of grants received, with annual interest at the rate of LIBOR at the time of the grant.

The State of Israel does not own proprietary rights in technology developed with OCS funding and there is no restriction on the export of products manufactured using technology developed with OCS funding. The technology is, however, subject to transfer restrictions, as described below. These restrictions may impair our ability to sell our technology assets or to outsource manufacturing, and the restrictions continue to apply even after we have paid the full amount of royalties, payable for the grants. In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding are subject to approval by an OCS committee and to the following conditions:

•

Transfer of Technology. If the committee approves the transfer of OCS-backed technology, such a transfer would be subject to the payment to the OCS of a portion of the consideration that we receive for such technology. The amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of such technology compared to our total investment in the technology, but in no event less than the amount of the grant. However, in the event that in consideration for our transfer of technology out of Israel, we receive technology from a non-Israeli entity for use in Israel, we would not be required to make payments to the OCS if the approval committee finds that such transfer of non-Israeli technology would significantly increase the future return to the OCS.

•

Transfer of Manufacturing Rights. The committee is authorized to approve transfers of manufacturing rights only if the transfer is conditioned upon either (1) payment of increased aggregate royalties, ranging from 120% to 300% of the amount of the grant, plus interest, depending on the percentage of foreign manufacture or (2) a transfer of manufacturing rights into Israel of another product of similar or more advanced technology.

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

In 2001 and 2002, we received approvals for grants from the OCS in an aggregate amount of $372,000, which were received by us through December 31, 2003. During 2006, 2007, and 2008 we made royalty payments of $0, $6,000, and $5,000, respectively, to the OCS related to these grants. As of December 31, 2008, we have an outstanding contingent liability to pay royalties in the amount of approximately $387,000, including interest, to the OCS.

Trend Information

Our results of operations related to revenues may be subject to significant fluctuations due to several factors, primarily the timing of large orders, which represent a significant percentage of our revenues, customer budget cycles, which impact our customers’ timing for buying decisions, competitive pressures, the ability of our partners to become effective in selling and marketing our products, and other factors.

During 2007, our total revenues declined by 19.5% compared to 2006, while our software license revenues grew 16.4% from $1.5 million in 2006 to $1.7 million in 2007 and increased from 11.0% of our total revenues in 2006 to 15.9% of our total revenues in 2007. While growth of our software license revenues in 2007 was a good indicator of buying interest in our products and added favorably to our gross margins and profitability, a portion of the increase of such revenues as a percentage of our total revenues from 11.0% to 15.9% was also due to a 23.9% reduction in our revenues from services, which declined from $12.3 million in 2006 to $9.4 million in 2007. The decline in our services revenues in 2007 was not directly related to any changes in the amount of our software license sales but was instead related to the completion of some large professional services engagements that began in 2006 and did not contribute as much revenue in 2007.

Contrary to 2007, during 2008, our total revenues increased by 1.9% compared to 2007. This increase was attributable to a growth of 6.4% in our maintenance and services revenues, from $9.4 million in 2007 to $10.0 million in 2008, offset, in part, by a decline of 21.9% in our software license revenues, from $1.8 million in 2007 to $1.4 million in 2008 (from 15.9% of our total revenue in 2007 to 12.1% of our total revenue in 2008). The growth of our maintenance and services revenues, which is a good indicator of existing and new customers’ continuous interest in additional services projects, added favorably to our gross margins, although its impact on our gross margins was partially offset by the decline in software revenues, which was due to a decrease in the number of our software license sales.

As a result of the onset, and the continuation, of the global recession and its adverse impact on our customers’ demand for our products and services (both software licenses, and maintenance and service projects), we began to experience, in the last two quarters of 2008, and we have continued to experience, in the first two quarters of 2009, a decline in our major categories of revenues relative to the corresponding periods in prior years (the last two quarters of 2007, and first two quarters of 2008, respectively). We anticipate that this trend will likely continue for so long as adverse global, macroeconomic conditions are prevalent.

Another significant trend that we have noted that has impacted our financial results recently— commencing in 2008 and continuing into 2009— is an increase in the volatility of currency exchange rates, particularly the U.S. dollar- New Israeli Shekel exchange rate. As described elsewhere in this annual report, our revenues and financial results generally are reported in U.S. dollars, yet a significant portion of our expenses are incurred in New Israeli Shekels. Therefore, to the extent that the NIS appreciates relative to the U.S. dollar, or, even if the NIS devaluates in relation to the U.S. dollar, if the rate of inflation in Israel exceeds such rate of devaluation or the timing of such devaluation lags behind inflation in Israel, we are subject to increased dollar costs for our operations. The recent significant fluctuations in exchange rates make it difficult for us to decipher a unidirectional trend, but the mere existence of such fluctuations increases the likelihood that our operating results may also fluctuate in an erratic fashion as a result thereof.

In general, we do not believe that declines in revenue from software as a percentage of total revenue will have a material impact on our future maintenance and services revenue or our business as a whole since we expect to sell licenses in the future which will generate more professional services and maintenance and support revenue, which will be in addition to recurring services revenue that we generate from existing customers, assuming that our existing customers continue to purchase additional services and renew post-contract support from us.

For more information about our expectations regarding our future revenues, cost of revenues, future operating expenses and liquidity and capital resources, please see the discussion under the “Risk Factors” section of Item 3 and the “Liquidity and Capital Resources” section of this Item 5 above.

Off-balance Sheet Arrangements

Other than potential royalty payments to the OCS (which are discussed above in this Item 5 under the heading “Research and Development Grants from the OCS”), we are not party to any material off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

Contractual Obligations as of December 31, 2008 (1)

	Payments due by Period (US$ in thousands)
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Short-term bank debt	$280	$280	$—	$—	$—
Long-term bank debt (1)	$1,739	$450	$1,200	$89	$—
Long-term convertible debt (1)	$480	$—	$480	$—	$—
Operating leases (2)	$932	$406	$526	$—	$—
Accrued severance pay, net (3)	$585	$—	$—	$—	$—
Uncertain income tax position (4)	$84	$—	$—	$—	$—
Total Contractual Cash Obligations:	$4,100	$1,136	$2,206	$89	$—

(1)	See “Liquidity and Capital Resources- Bank Financing.”
(2)	Includes leases for facilities and automobiles. Payments under non-cancelable operating lease agreements for facilities expire on various dates through 2011. As of the date hereof, our annual aggregate lease obligations for facilities for the years 2009, 2010 and 2011 are $301,000, $293,000 and $202,000, respectively.
(3)	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the relevant employee and there is no obligation if the employee voluntarily resigns. See also Note 2 to our financial statements for further information regarding accrued severance pay.
(4)	Our uncertain income tax position under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) reflects when income taxes are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 14 of the Notes to Consolidated Financial Statements for further information regarding our liability under FIN 48.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Name	Age	Position
Samuel I. HaCohen	52	Executive Chairman of the Board of Directors
Memy Ish-Shalom	49	President and Chief Executive Officer
Jeffrey J. Oskin	39	Chief Operating Officer
Nir Diskin	42	Vice President, Development
Mark Hosking	45	Manager, ViryaNet Australia
Vladimir Morgenstern	51	Director
Arie Ovadia	60	Director
Herman Amelink	68	Director
Nati Perry	55	Director

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

Memy Ish-Shalom has served as our president and chief executive officer since January 2006 and had served as our chief operating officer from February 2001 until November 2002. Prior to rejoining ViryaNet, Mr. Ish-Shalom served as the chief executive officer of Wadago, Ltd., an Israeli based privately held company that has developed a product set for enabling visibility and control for file-based application integration. Prior to Wadago, Ltd., Mr. Ish-Shalom served as the chief operating officer of Guardium Inc., a privately held company that develops and delivers innovative database security solutions for IBM, Oracle, Microsoft, and Sybase environments based in Waltham, Massachusetts. Mr. Ish-Shalom served as vice president of customer care and billing at Amdocs from April 2000 until November 2000. During the period from May 1989 until April 2000, Mr. Ish-Shalom was employed at ViryaNet and served in a number of senior management positions, including research and development manager, general manager of Israeli operations, and executive vice president of engineering. Mr. Ish-Shalom holds a Bachelor of Science degree in computer science from the Hebrew University of Jerusalem.

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

Herman Amelink has functioned, since 2004, as Strategic Advisor for acquisitions in the Energy Division of Telvent and is a board member of Telvent North America. In 1978 Mr. Amelink co-founded a consultancy company, ECC Inc, specializing in real-time control systems to electric, gas, and water utilities. In 1993 that company was sold to KEMA, a Dutch engineering and materials testing company. Mr. Amelink remained CEO until 2003 when he retired from KEMA. In those 10 years, KEMA Consulting grew at a compounded rate of 25% ending at $65M annual revenue. KEMA Consulting expanded geographically when KEMA established offices in many parts of the world and the company expanded its areas of expertise to serve clients not only for their real-time automation projects, but also for demand side management, energy efficiency, energy trading, and transmission and distribution grid management. Mr. Amelink was born in the Netherlands, received an MSEE of the Technical University of Delft, then moved to the USA where he worked as programmer, supervisor, manager of SCADA /EMS Systems, first at Westinghouse, and later at Boeing.

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

Arrangements or understandings concerning appointments of directors

Mr. Amelink, a member of our Board of Directors, is a Strategic Advisor for acquisitions in the Energy Division of Telvent and is a board member of Telvent North America, an affiliate of Telvent Investments, S.L. (“Telvent”), the holder of 297,081 of our ordinary shares, which possesses the right to designate a member of our Board of Directors.

Compensation

The aggregate remuneration we paid to our directors and executive officers as a group in salaries, fees, commissions and bonuses for the year ended December 31, 2008 was approximately $1.4 million. Included in such amount is remuneration of approximately $0.2 million to one of our former executive officers and to one of our former directors. The aggregate amount set aside or accrued during 2008 to provide pension, retirement or similar benefits for directors and officers of our company, pursuant to any existing plan provided or contributed to by us, was approximately $32,000.

On November 29, 2005, our shareholders approved a revised compensation plan for our directors who are not executive officers which became effective on January 1, 2006. The revised compensation plan includes (i) an annual fixed retainer of $3,000 for each member of the Board of Directors, (ii) an annual fixed retainer of $3,000 for each member of the Audit Committee of the Board of Directors, and (iii) a fee of $1,000 per meeting for each of the four (4) scheduled meetings of each of the Board of Directors and Audit Committee during each calendar year, whether participation for such meeting is attended in person or via phone. Participation in all other meetings of the Board of Directors or the Audit Committee does not entitle any director to additional compensation. All directors are reimbursed for their reasonable expenses incurred for each Board of Directors or committee meeting attended in person. With respect to our external directors, such compensation and reimbursement of expenses are made in accordance with the applicable provisions of the Companies Law. For additional information, please see the discussion under the heading “External Directors; Independent Directors”.

During 2007, 26,700 restricted shares, in the aggregate, were granted to our executive officers. No restricted shares were granted to our directors during 2007.

On January 31, 2008 our shareholders approved a grant of 90,000 restricted shares, in the aggregate, to our directors.

During 2008, 75,000 restricted shares were granted to one of our executive officers.

All restricted shares that we granted in 2007 and 2008 did not require payment of consideration by the grantees thereof, and the restrictions on such shares lapse at a rate of 50% per year over two years from the date of grant. All restricted shares granted to executive officers and directors would be released from restriction upon our consummation of a merger, acquisition or similar transaction.

Board Practices

The following table sets forth certain information concerning our current directors and executive officers:

Name	Current Office(s) Held	Commencement of Office	Termination/Renewal Date of Office
Samuel I. HaCohen	Executive Chairman of the Board of Directors	March 1998	2009 Annual Meeting
Memy Ish-Shalom	President and Chief Executive Officer	January 2006	Not applicable
Jeffrey J. Oskin	Chief Operating Officer	January 2006	Not applicable
Nir Diskin	Vice President, Engineering	January 2006	Not Applicable
Mark Hosking	Manager, ViryaNet Australia	June 2005	Not applicable
Vladimir Morgenstern	Director	July 1999	2009 Annual Meeting
Arie Ovadia (1),(2)	Director	December 2006	2010 Annual Meeting
Herman Amelink	Director	January 2009	2009 Annual Meeting
Nati Perry (2)	Director	December 2007	2009 Annual Meeting

(1)	External Director under the Companies Law
(2)	Member of Audit Committee

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

External Directors;

Companies Law

We are subject to the provisions of the Companies Law. Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two external directors. Mr. Ovadia serves as one of our external directors, and we intend to nominate a second individual for election as an external director at our upcoming 2009 annual general shareholders meeting, who will be appointed to the audit committee and otherwise serve in all capacities that are required under the Companies Law.

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

Under the Companies Law, at least one of the external directors serving on a company’s board of directors is required to have “financial expertise” and the other external director or directors are required to have “professional expertise.” A director is deemed to have “professional expertise” if he or she either (i) has an academic degree in economics, business management, accounting, law or public service, (ii) has an academic or other degree or completed another form of higher education, all in the field of business of the company or relevant for his/her position, or (iii) has at least 5 years experience as either a senior managing officer in the company’s line of business with a significant volume of business, a public office, or a senior position in the company’s main line of business. A director with “financial expertise” is a director that due to his or her education, experience and skills has a high expertise and understanding in financial and accounting matters and financial statements, in such a manner which allows him or her to deeply understand the financial statements of the company and initiate a discussion about the presentation of financial data. We believe that our external director[s] meet these new conditions.

Conflicts of Interest

No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interests with the person’s responsibilities as an external director or may impair his or her ability to serve as an external director. Until the lapse of two years from termination of office of an external director, for any reason, a company may not engage such former external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

How External Directors Are Elected

External directors are generally elected by a majority vote at a shareholders’ meeting, provided that either:

(a)	the majority of the shares voted at the meeting, including at least one third of the shares of non-controlling shareholders or their representatives that are voted at the meeting, vote in favor of the election; or

(b)	the total number of shares of non-controlling shareholders voted against the election of an external director does not exceed one percent of the aggregate voting rights in the company.

Term of Service

The initial term of an external director is three years and may be extended by the shareholders for an additional three years. If, when we elect an external director, all of our directors are of the same gender, then the next external director must be of the other gender. Each committee exercising powers of the Board of Directors is required to include at least one external director, and the audit committee of the Company is required to include all external directors.

Audit Committee

Companies Law

Our Board of Directors has formed an audit committee. The audit committee exercises the powers of the Board of Directors for our accounting, reporting and financial control practices. Under the Companies Law, both external directors of a public company should be members of the Audit Committee. Messrs. Ovadia and Perry, of whom Mr. Ovadia is an external director, are members of our audit committee. In addition, we expect that the second external director whom will be elected at our upcoming 2009 annual general shareholders meeting will serve as the third member of our audit committee.

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

Role of Audit Committee

Under the Sarbanes-Oxley Act, the audit committee (i) has the sole authority and responsibility to select, evaluate, and, where appropriate, replace the company’s independent auditors, (ii) is directly responsible for the appointment, compensation and oversight of the work of the independent auditors for the purpose of preparing its audit report or related work, and (iii) is responsible for establishing procedures for (A) the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, and (B) the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters. The audit committee is required to consult with management but may not delegate these responsibilities.

The roles of our audit committee under the Companies Law include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.

In addition to such functions as the audit committee may have under the Companies Law,, the primary purpose of our audit committee, including pursuant to other responsibilities with which it is charged under the Sarbanes-Oxley Act, is to assist the board of directors in fulfilling its responsibility to oversee management’s conduct of the financial reporting process, the systems of internal accounting and financial controls and the annual independent audit of the company’s financial statements. The audit committee reviews with management and our outside auditors the audited financial statements included in our Annual Report on Form 20-F

In discharging its oversight role, our audit committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of our company and the power to retain outside counsel, auditors or other experts for this purpose.

Conflicts of Interest

An audit committee of a public Israeli company may not approve an action or a transaction between the company and an interested party such as an office holder, a controlling shareholder, or an entity in which any such party or person has a personal interest unless, at the time of approval, the company’s two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

Employees

As of December 31, 2008, we had 22 employees in Israel, 39 in the United States, 7 in Australia, and 1 in Singapore. Of our 69 employees, 16 were engaged in research and development, 16 in sales, marketing and business development, 29 in professional services and technical support and 8 in finance, administration and operations. None of our employees is represented by a labor union.

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

Share Ownership

As of June 30, 2009, the aggregate number of our Ordinary Shares (including Ordinary Shares which may be issued upon conversion of Preferred A Shares and including 38,000 Ordinary Shares that may be issued upon exercise of options and warrants that are exercisable or will become exercisable within 60 days of June 30, 2009) that are beneficially owned by our directors and executive officers as a group was 590,420 (The above number does not take into effect restricted Ordinary Shares that have been granted to executive officers and directors but which will not be released from restriction within 60 days of June 30, 2009).

The aggregate number of our Ordinary Shares beneficially owned by our directors and executive officers as a group also includes Ordinary Shares as well as Preferred A Shares held by Jerusalem High-tech Founders, Ltd. since two of its affiliates serve on our Board of Directors and, accordingly, such affiliates may be deemed to be the beneficial owners of the Ordinary Shares held thereby. See Item 7- “Major Shareholders and Related Party Transactions” below for more details concerning the beneficial ownership of our Ordinary Shares by our directors and executive officers.

As of June 30, 2009, under our equity compensation plans, stock options to purchase up to 38,000 Ordinary Shares granted to our directors and executive officers were outstanding (all of which are exercisable within 60 days of June 30, 2009) and 72,773 restricted Ordinary Shares, granted to our directors and executive officers, had not yet been released from restrictions (none of such shares will be released from restrictions within 60 days of June 30, 2009). The weighted average exercise price of these stock options was $10.06 per Ordinary Share, and the restricted Ordinary Shares had been granted for no consideration.

Shares held by our directors and executive officers do not possess different voting rights than any shares held by any of our other shareholders.

Option Plans

We currently maintain one option plan, the 2005 Share Option Plan. The purpose of the option plan is to provide an incentive to the officers, directors, employees and consultants of our company, or of any of our subsidiaries, to acquire a proprietary interest in us, to continue as officers, directors, employees and consultants, to increase their efforts on behalf of ViryaNet and to promote the success of our business.

In the past, we maintained a 1996 Stock Option and Incentive Plan, 1997 Stock Option and Incentive Plan, 1998 Stock Option and Incentive Plan and 1999 Stock Option and Incentive Plan, each of which has expired. The 218,041 Ordinary Shares that were still available for grant of additional options under these plans prior to the expiration thereof were transferred to the 2005 Share Option Plans. Despite the expiration of our old Stock Option and Incentive Plans, the options to purchase 73,425 Ordinary Shares that were outstanding under such plans, in the aggregate, as of their respective expirations currently remain outstanding. .

The 2005 Share Option Plans

In 2005, our Board of Directors believed that it was appropriate for us to adopt and approve, subject to shareholders’ approval, a new form of Israeli share option and restricted share plan and a new form of international share option and restricted share plan (collectively, the “2005 Share Option Plans”), which were to supersede and replace all existing options plans, including our then-current 1999 Stock Option and Incentive Plan. The 2005 Share Option Plans were approved by our shareholders at our annual general meeting held on November 29, 2005.

The 2005 Share Option Plans provide for the grants of options, restricted shares and other share based awards to employees, directors, office holders, service providers, consultants and any other person or entity that provides services that our Board of Directors decides are valuable to us or our affiliates. The 2005 Share Option Plans provide for the grant of “incentive stock options” (options that qualify for special tax treatment under Section 422 of the U.S. Internal Revenue Code), nonqualified stock options, “102 Share Options” (options that qualify for special tax treatment under Section 102 of the Israeli Tax Ordinance (New Version) 1961 (the “Ordinance”)), “102 Shares” (shares that qualify for special tax treatment under Section 102 of the Ordinance) “3(I) Stock Options” (options subject to tax treatment under Section 3(I) of the Ordinance), restricted shares and other share based awards.

As of the effectiveness of the 2005 Share Option Plans, any options that had remained available for grants under any of our prior stock option plans became available for subsequent grants of awards under the 2005 Share Option Plans. In addition, if any outstanding award under our then-existing option plans should, for any reason, expire, be canceled or be forfeited without having been exercised in full, the shares subject to the unexercised, canceled or terminated portion of such award shall become available for subsequent grants of awards under the 2005 Share Option Plans.

As of June 30, 2009, grants (including grants of restricted shares and options to purchase Ordinary Shares) relating to a total of 98,350 Ordinary Shares, in the aggregate, were outstanding under the 2005 Share Option Plans, and 92,008 Ordinary Shares were available for additional grants under the 2005 Share Option Plans.

Administration of Our Option Plans

Our share option plans are administered by our Board of Directors. Under our share option plans, the exercise price of options is determined by our Board of Directors. The Board of Directors also determines the vesting schedule of option and restricted share grants, but generally option and restricted share grants vest over a two to four year period. Each option granted under the share option plans is exercisable, unless extended, until seven years from the date of the grant of the option. The 2005 Share Option Plans will expire on December 31, 2015.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of June 30, 2009 for each person or group that we know owns 5% or more of our outstanding Ordinary Shares, and for our directors and executive officers as a group.

We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any Ordinary Shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days of June 30, 2009. Because the holders of our Preferred A Shares are entitled to identical rights as holders of our Ordinary Shares (except that Preferred A Shares have superior liquidation preferences) and because the Preferred A Shares are convertible into Ordinary Shares on a one for one basis at any time at the election of the holders thereof, we have included such shares together with our Ordinary Shares in calculating the number of shares held, and beneficial ownership percentages, provided below, indicating, however, where applicable, as to the number of Preferred A Shares included in the ownership of any shareholder listed below. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power for all Ordinary Shares held by them. Applicable percentage ownership in the following table is based on 3,213,834 shares outstanding as of June 30, 2009, which includes 326,798 Preferred A Shares.

Ordinary Shares Beneficially Owned

Name and Address	Number		Percent of Class
Lewis Opportunity Fund Group 45 Rockefeller Center Suite 2570 New York, NY 10111	1,369,241	(1)	32.8%

Jerusalem High-tech Founders, Ltd. c/o Hamotal Insurance Agency 9 HaRatom Street Har Hotzvim Jerusalem 41450 Israel	404,830	(2)	12.5%

LibertyView Special Opportunities Fund, LP LibertyView Capital Management Neuberger Berman, LLC 111 River Street – Suite 1000 Hoboken, NJ 07030-5776	322,782	(3)	9.8%

Telvent Investments, S.L. Valgrande 6 28108 Alcobendas Madrid, Spain	301,081	(4)	9.4%

The Clal Group Kiriat Atidim Ramat Hachayal P.O. Box 61581, Tel Aviv 58177 Israel	159,517	(5)	5.0%

All directors and executive officers as a group (9 persons)	590,420	(6)	18.2%

(1)	Includes

•

(i) 325,605 Ordinary Shares, (ii) warrants to purchase 234,000 Ordinary Shares exercisable within 60 days of June 30, 2009 and (iii) 60,606 Ordinary Shares that may be issued upon a conversion of convertible note at a fixed conversion price of $1.65 per Ordinary Share, held by Lewis Opportunity Fund LP.

•	(ii) 80,000 Ordinary Shares and (ii) warrants to purchase 66,000 Ordinary Shares exercisable within 60 days of June 30,2009 , held by LAM Opportunity Fund LP.

•

(iii) warrants to purchase 300,000 Ordinary Shares at an exercise price of $ 2.00 per Ordinary share, exercisable within 60 days of June 30,2009 and (iii) 303,030 Ordinary Shares that may be issued upon a conversion of convertible note at a fixed conversion price of $1.65 per Ordinary Share, held by W.A. Lewis IV.

(2)	Includes (i) 1,315 Ordinary Shares held by Jerusalem High-tech Founders Ltd., (ii) 52,701 Ordinary Shares, in the aggregate, held by Mr. HaCohen and Mr. Morgenstern, who serve on our Board of Directors and have a financial interest in Jerusalem High-tech Founders, Ltd., (iii) 322,814 Preferred A Shares, which can be converted to Ordinary Shares on a one-to-one basis at any time, held by Jerusalem High-tech Founders Ltd., and (iv) 28,000 options, in the aggregate, held by Messrs HaCohen and Morgenstern that are exercisable within 60 days of June 30, 2009.

(3)	Includes (i) 255,911 Ordinary Shares, (ii) 43,537 Ordinary Shares issuable upon conversion of the $480,000 balance of the convertible debt owed to LibertyView, which may be converted at any time at a fixed conversion price of $11.025 per Ordinary Share, and (iii) warrants to purchase 23,334 Ordinary Shares that are exercisable within 60 days of June 30, 2009.
(4)	Includes (i) 297,082 Ordinary Shares held by Telvent Investments, S.L. (“Telvent”) and (ii) options to purchase 4,000 Ordinary Shares exercisable within 60 days of June 30, 2009, held by Manuel Sanchez Ortega, a former director of our company and the chief executive officer of Telvent, whose rights have been assigned to Telvent.

(5)	Includes

•	15,076 Ordinary Shares, and warrants to purchase an additional 67 Ordinary Shares exercisable within 60 days of June 30, 2009, held by Clal Venture Capital;

•	Warrants to purchase 67 Ordinary Shares exercisable within 60 days of June 30, 2009, held by Clalit Capital Fund;

•	27,661 Ordinary Shares held by Clal Industries and Investments;

•	27,971 Ordinary Shares held by Clal Electronics Industries;

•	38,224 Ordinary Shares held by FBR Infinity II Venture Israel LP, which may be deemed an affiliate of the Clal Group;

•	36,454 Ordinary Shares held by FBR Infinity II Ventures LP, which may be deemed an affiliate of the Clal Group;

•	13,997 Ordinary held by FBR Infinity II Ventures (Erisa) LP, which may be deemed an affiliate of the Clal Group;

(6)	Includes options and restricted shares granted to our directors and executive officers that are exercisable or for which the restrictions thereon lapse within 60 days of June 30, 2009. This number includes the following shares beneficially owned by those directors and executive officers who beneficially own more than 1% of our outstanding shares: (i) 384,471 shares or 11.9% of our outstanding shares beneficially owned by Samuel HaCohen, the Executive Chairman of our Board of Directors, out of which 40,342 Ordinary Shares and 20,000 options that are exercisable within 60 days of June 30, 2009 (comprised of 10,000 options with an exercise price of $7.95 which expire in August 2010 and 10,000 options with an exercise price of $11.65 which expire in December 2011) are held directly by Mr. HaCohen, and 322,814 Preferred A Shares and 1,315 Ordinary Shares are held by Jerusalem High-tech Founders Ltd (“Jerusalem High-tech”), which Mr. HaCohen may be deemed to beneficially own due to his status as an affiliate of Jerusalem High-tech; (ii) 344,488 shares or 10.7% of our outstanding shares beneficially owned by Vladimir Morgenstern, a director of ours, out of which 12,359 ordinary shares and 8,000 options that are exercisable within 60 days of June 30, 2009 (comprised of 2,000 options with an exercise price of $7.95 which expire in August 2010 and 6,000 options with an exercise price of $11.65 which expire in December 2011), are held directly by Mr. Morgenstern, and 322,814 Preferred A Shares and 1,315 Ordinary Shares are held by Jerusalem High-tech, which Mr. Morgenstern may be deemed to beneficially own due to his status as an affiliate of Jerusalem High-tech; (iii) 111,156 Ordinary Shares or 3.5% of our outstanding shares beneficially owned by Mark Hosking, the Manager of ViryaNet Australia, all of which are held by e-Wise Holdings Pty Ltd and which Mr. Hosking may be deemed to beneficially own due to his status as an affiliate of e-Wise Holdings Pty Ltd,; and (iv) 51,500 Ordinary Shares or 1.6% of our Ordinary Shares, held directly by Memy Ish-Shalom, our president and chief executive officer;

Other than as detailed immediately above, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of June 30, 2009, there were 158 holders of record of our Ordinary Shares (including Ordinary Shares issuable upon conversion of our outstanding Preferred A Shares), of which 94 record holders holding 1,867,624, or approximately 58%, of our outstanding Ordinary Shares (including Ordinary Shares issuable upon conversion of our Preferred A Shares) reside in the United States. These numbers are not representative of the number of beneficial holders of our shares, nor are they representative of where such beneficial holders reside, since many of these shares were held of record by various nominees (including CEDE & Co, the U.S. nominee company of the Depository Trust Company, which holds of record approximately 27% of our outstanding shares).

Our major shareholders do not have different voting rights than any other holders of our shares.

Recent Significant Changes in the Percentage Ownership of Major Shareholders

In June 2006, $2.0 million of our convertible debt held by LibertyView was converted to Preferred A Shares at a conversion price of $7.65 per Preferred A Share.

In June 2006, we completed a private placement of our Ordinary Shares with C.E. Unterberg, Towbin, LLC, Telvent, FBR Infinity II Ventures (Israel) LP, FBR Infinity II Ventures LP, and FBR Infinity II Ventures (Erisa) and Liberty View. In exchange for $1.35 million, we issued (i) 287,540 Ordinary Shares at a price of $4.695 per Ordinary Share and (ii) warrants to purchase 57,510 Ordinary Shares at an exercise price of $5.634 per Ordinary Share.

In September 2006, $0.5 million of our convertible debt held by an investor group, together with all interest accrued thereon, was converted into 114,301 of our Ordinary Shares at a conversion price of $4.7025 per Ordinary Share, which equaled the average closing price for our shares for the twenty (20) day period prior to the maturity date of the convertible loan, as per the terms of the convertible debt. (Such convertible debt had been issued pursuant to our September 2005 private placement of Ordinary Shares, warrants and convertible debt.)

In November, 2006, LibertyView sold $0.5 million of our convertible debt to Jerusalem High-tech, a company controlled by Samuel HaCohen, the current executive chairman of our board of directors and in which Vladimir Morgenstern, a current member of our Board of Directors, has an economic interest. Upon the sale of the debt, we signed an agreement with Jerusalem High-tech, which was approved by our shareholders and consummated on December 29, 2006, to convert the $500,000 convertible debt to Preferred A Shares at an exercise price of $7.65 per Preferred A Share.

During 2007 and 2008, we raised approximately $1.2 million of cash, excluding transaction related expenses, in a financing transaction involving our sale of Ordinary Shares, a convertible note and warrants. The transaction consisted of a private placement, on December 19, 2007, to a group of new financial investors (the “Lewis Opportunity Fund Group”) that involved our issuance of (i) 363,636 Ordinary Shares at a price of $1.65 per Ordinary Share, for aggregate consideration of $600,000, (ii) a non-interest bearing convertible note in the amount of $161,000 with a conversion price of $1.65 per Ordinary Share, (iii) a non-interest bearing convertible note in the amount of $439,000 with a conversion price of $1.65 per Ordinary Share, subject to our shareholders’ approval, and (iv) warrants to purchase an aggregate of 600,000 Ordinary Shares at an exercise price of $2.00 per Ordinary Share, subject to our shareholders’ approval. The convertible notes have no maturity date and can only be converted into Ordinary Shares. The warrants have a callable feature whereby we can force the exercise of up to 50% of the warrants when all Ordinary Shares issued in connection with this investment transaction are registered with the SEC. On January 31, 2008, our shareholders approved the issuance of the $439,000 convertible note and the warrants.

In January 2008, LibertyView sold 261,238 of our Preferred A Shares that it then held to Jerusalem High-tech.

Related Party Transactions

Insurances Policies with Clal Insurance

During the period spanning from 2006 through 2008, we purchased several insurance policies from Clal Insurance, which is affiliated with The Clal Group, our 5.0% shareholder as set forth above. All of these insurance policies were contracted for on an arms-length basis. The policies that we purchased included the following areas of coverage: fire and general liability insurance; and, employer’s liability insurance. Under such policies, we made payments that totaled approximately $6,000, $7,000 and $7,000, in the years 2006, 2007 and 2008, respectively.

Unsecured Debt Agreement with an Officer

As part of our acquisition of e-Wise in June 2005, we assumed an amount of approximately $285,000 of unsecured debt payable to e-Wise’s major shareholder, Mark Hosking. As a result of our acquisition of e-Wise, Mr. Hosking became a shareholder, officer and employee of our Company. On August 28, 2007, a revision in the payment terms for the $115,000 remaining balance of the unsecured debt payable to e-Wise was reached with Mr. Hosking. As of December 31, 2008, the balance of the outstanding debt to Mr. Hosking was $79,000.

Loans

In June 1999, our Board of Directors approved our issuance to Mr. HaCohen of 3,478 Series C-2 Preferred Shares (which were converted into 3,478 Ordinary Shares upon the closing of our IPO), in consideration of his payment of $100,000, the funds for which Mr. HaCohen borrowed from us. The loan was approved by our shareholders in June 2000 and bears annual interest at the rate of 6.5%. Repayment of the loan is due when Mr. HaCohen sells or otherwise disposes of the shares subject to the loan. In addition, we, in our sole discretion, may call for immediate payment of the loan and the interest thereon in the event that (i) Mr. HaCohen becomes bankrupt or files a motion for bankruptcy, or (ii) Mr. HaCohen ceases to remain in the employment of the Company for any reason.

Commercial Transaction with Telvent

On June 30, 2004, we entered into a value added reseller agreement with Telvent, under which Telvent became a non-exclusive reseller of our products at normal reseller terms. As part of the reseller agreement Telvent paid us support and maintenance in 2006, 2007 and 2008 in the amounts of $137,000, $105,000 and $ 0, respectively.

Directors and Officers Insurance

We have obtained directors’ and officers’ liability insurance for the benefit of our directors and office holders and intend to continue to obtain such insurance and pay all premiums thereunder to the fullest extent permitted by the Companies Law.

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

•	authorization to indemnify an office holder retroactively.

We have agreed to indemnify our office holders under indemnification agreements with each office holder. We have also exempted and agreed to indemnify our office holders from liabilities resulting from acts performed by them in their capacity as officer holders to the maximum extent permitted under the Companies Law.

Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are included in this annual report in “Item 18 - Financial Statements”.

Legal Proceedings

We are not involved in any legal proceedings that we believe, individually or in the aggregate, will have a material adverse effect on the Company.

Dividend Distribution Policy

We have never declared or paid dividends to our shareholders and we do not intend to pay dividends in the future. We anticipate that we will retain all of our future earnings, if any, for use in the expansion and operation of our business rather than for the payment of dividends.

Significant Changes

Not applicable.

Item 9.	The Offer and Listing

Market Price Information

Through September 30, 2009, the high and low reported sales prices for our Ordinary Shares were as follows for the periods indicated below:

Period	High	Low
Years ended:

December 31, 2008	$1.90	$0.15
December 31, 2007	4.40	1.01
December 31, 2006	9.60	3.60
December 31, 2005	15.40	8.05
December 31, 2004	32.50	9.60

Quarters:
2009
Third Quarter, ended September 30, 2009	0.25	0.15
Second Quarter, ended June 30, 2009	0.25	0.18
First Quarter, ended March 31, 2009	0.25	0.20
2008
Fourth Quarter, ended December 31, 2008	1.50	0.15
Third Quarter, ended September 30, 2008	1.60	1.50
Second Quarter, ended June 30, 2008	1.55	0.95
First Quarter, ended March 31, 2008	1.90	1.10

2007
Fourth Quarter, ended December 31, 2007	2.38	1.01
Third Quarter, ended September 30, 2007	2.65	2.38
Second Quarter, ended June 30, 2007	3.43	2.50
First Quarter, ended March 31, 2007	4.40	3.30

Most Recent 6 months	High	Low
September 2009	0.20	0.20
August 2009	0.20	0.20
July 2009	0.25	0.15
June 2009	0.25	0.20
May 2009	0.24	0.18
April 2009	0.25	0.24
March 2009	0.25	0.25

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

On September 5, 2002, we were notified by the Nasdaq National Market (now known as the NASDAQ Global Market) that we were not in compliance with then Nasdaq Marketplace Rule 4450(a)(2) (currently Rule 5450(b)(1)(C)) since we were unable to maintain a minimum market value of $5,000,000 for our publicly held shares, and were informed that we had until December 4, 2002 to regain compliance. Due to the economic and market conditions affecting our valuation, we concluded that we would request a transfer of our securities listing from the Nasdaq National Market to the Nasdaq SmallCap Market (which later became known as the Nasdaq Capital Market). The transfer was approved on December 20, 2002 and the trading of our Ordinary Shares on the Nasdaq SmallCap Market began on December 31, 2002.

On June 4, 2007, we voluntarily requested that the Nasdaq Stock Market delist our Ordinary Shares from the Nasdaq Capital Market. Subsequent to this request, NASDAQ formally notified us in writing that our Ordinary Shares would be delisted from the Nasdaq Capital Market on June 12, 2007. Effective on December 14, 2007, our Ordinary Shares were approved for trading on the Over-The-Counter Bulletin Board (“OTCBB”) under the ticker symbol “VRYAF.OB”.

On September 11, 2008, due to our delinquency with respect to the filing of our annual report on Form 20-F for the period ended December 31, 2007, our Ordinary Shares ceased to be eligible for quotation on the OTCBB and were removed from the OTCBB. Following the removal from OTCBB, our Ordinary Shares became immediately eligible for quotation and trading on the Pink Sheets, where they have been quoted and traded since such time.

For further information, see “Risk Factors— We delisted our shares from The NASDAQ Capital Market, which has adversely affected, and may continue to adversely affect, the market price of, and trading market for, our Ordinary Shares” in Item 3 above.

Item 10.	Additional Information

Share Capital

Not applicable.

Memorandum and Articles of Association

Register

Our registration number at the Israeli registrar of companies is 511281354.

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

A director is not required to hold our shares as a condition to his or her nomination or election as a director.

Rights attached to our shares

We have two classes of shares authorized and outstanding: Ordinary Shares and Preferred A Shares. The rights attached to the Preferred A Shares are the same rights attached to our Ordinary Shares, except that the Preferred A Shares have superior liquidation preference (as set forth below), and, for purposes of the disclosure in this annual report, we have generally treated the Preferred A Shares as Ordinary Shares, except where explicitly described to the contrary.,

All dividends (if any) that may be declared by our Board of Directors shall be declared and paid in proportion to the amount paid up on account of the nominal value of the Ordinary Shares in respect of which the dividend is being paid. As regards to Ordinary Shares not fully paid throughout the period in respect of which the dividend is paid, dividends in respect thereto shall be apportioned and paid pro rata according to amounts deemed under our Articles of Association to be paid up on account of the nominal value of such shares during any portion or portions of the period in respect of which the dividend is paid.

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

In the event of any liquidation, dissolution or winding up of the Company, the Preferred A Shares will entitle their holders to receive (from assets and funds legally available for distribution to the shareholders), and prior to the pro-rata distribution to all of the Ordinary Shares of the Company, per each such Preferred A Share, an amount equal to the Preferred A Share’s original issue price (adjusted for share combinations or subdivisions or other recapitalizations of the Company’s shares) (the “Preferred A Share Liquidation Preference”). Following such distribution of the Preferred A Share Liquidation Preference to the holders of Preferred A Shares, the Preferred A Shares shall not participate in the distribution of the remaining assets to the shareholders of the Company and their holders shall not be entitled to any additional distributions.

Changes of rights attached to our shares

Changes to the rights attached to our Ordinary Shares require the approval of shareholders present, in person, by proxy, or by written ballot, or deemed under the Companies Law to be present, holding greater than fifty percent (50%) of the total voting power attached to the Ordinary Shares whose holders were present, in person, by proxy, or by written ballot, or deemed under the Companies Law to be present, at such general meeting, and voted thereon. If, at any time, the share capital of the Company is divided into different classes of shares, the right attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied only upon consent of a separate general meeting of the holders of the shares of that class, and the provisions of our Articles of Association relating to general meetings shall apply to every such separate general meeting. The enlargement of an authorized class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed to vary, modify or abrogate the rights attached to previously issued shares of such class or of any other class of shares.

General Meetings

We are required to hold an annual general shareholders meeting once in every calendar year within a period of not more than fifteen (15) months after the last preceding annual general shareholders meeting. All general shareholders meetings other than annual general shareholders meeting are deemed to be special shareholders meetings. Our Board of Directors may call for a general shareholders meeting whenever it sees fit, and, under the Companies Law, is required to call a general shareholders meeting upon a demand in writing by (i) a shareholder or shareholders holding at least 5% of the outstanding shares and 1% of the voting rights in the company, or (ii) a shareholder or shareholders holding at least 5% of the voting rights in the company. Subject to applicable law and regulations, prior notice of at least 21 days of any general shareholders meeting, specifying the place, date and hour of the meeting, shall be given to the shareholders of the Company. No business shall be transacted at any general shareholders meeting unless a quorum is present when the meeting proceeds to business. For all purposes, the quorum shall not be less than two (2) shareholders present in person, or by proxy, or deemed by the Companies Law to be present at such meeting, holding, in the aggregate, at least thirty-three and one-third percent (33 and  1/3%) of the voting rights in our issued share capital. If, within half an hour from the time appointed for the meeting, a quorum is not present (or within such longer time not exceeding one (1) hour as the Chairman of the meeting may decide), the meeting, if convened upon the requisition of the shareholders, shall be dissolved; in any other case, it shall stand adjourned to the same day in the next week at the same place and time (unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday), or any other day, hour and/or place as the directors shall notify the shareholders. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any two shareholders present personally or by proxy or by any other valid instrument, shall constitute a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened.

Ownership of our shares

Our Articles of Association and the laws of the State of Israel do not restrict in anyway the ownership or voting of our shares by non-residents of Israel, except for shareholders who are subjects of countries which are in a state of war with Israel.

Change of Control

Our Articles of Association do not contain specific provisions intended to delay, defer or prevent a change of control.

The Companies Law includes provisions with respect to the approval of corporate mergers that are applicable to us. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger by a vote of the majority of the company’s shares, present and voting on the proposed merger at a shareholders’ meeting. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of such other party or otherwise affiliated with such other party are excluded from the vote.

The Companies Law does not require court approval of a merger other than in specified situations. However, upon the request of a creditor of either party to the proposed merger, a court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger to their creditors.

A merger may not be completed unless at least 50 days have passed from the date that a proposal of the merger was filed with the Israeli Registrar of Companies by each merging company and 30 days from the date that shareholder approval of both merging companies was obtained. The merger proposal may be filed once a shareholder meeting has been called to approve the merger.

The Companies Law also provides that the acquisition of shares in a public company on the open market must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. The rule does not apply if there already is another 25% shareholder of the company. Similarly, the law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless there already is a 45% shareholder of the company.

If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the company, that acquisition must be made by means of a tender offer for all of the target company’s shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those discussed in the “Property, Plant and Equipment” section of Item 4 above, the “Liquidity and Capital Resources” section of Item 5 above, and the “Related Party Transactions” section of Item 7 above.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on the Ordinary Shares or the proceeds from the sale of shares except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions.; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. Non-residents of Israel who purchase our securities with non-Israeli currency will be able to repatriate dividends (if any), liquidation distributions and the proceeds of any sale of such securities, into non-Israeli currencies at the rate of exchange prevailing at the time of repatriation, provided that any applicable Israeli taxes have been paid (or withheld) on such amounts.

Neither our Memorandum of Association nor our Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of Ordinary Shares by non-residents of Israel, except for shareholders who are subjects of countries which are in a state of war with Israel.

Taxation

United States Federal Income Tax Consideration

The following discussion describes the material United States federal income tax consequences to a person from the purchase, ownership, and disposition of our Ordinary Shares. The following discussion is based on the United States Internal Revenue Code, current and proposed treasury regulations, judicial decisions and published positions of the Internal Revenue Service, all as in effect on the date of this annual report, and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be relevant to a person based on particular circumstances. For example, the following discussion does not address the United States federal income tax consequences of the purchase, ownership and disposition of the Ordinary Shares if the person:

•	controls or owns, directly, indirectly or through attribution, 10% or more of our shares by vote or value;

•	is a broker-dealer, insurance company, tax-exempt organization, or financial institution;

•	holds Ordinary Shares as part of an integrated investment comprised of Ordinary Shares and one or more other positions; or

•	has a functional currency that is not the United States dollar.

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

For purposes of this discussion, a person is a United States holder (or U.S. holder) if such person holds Ordinary Shares and if such person is:

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

Distributions

We have never paid dividends, and do not intend to pay dividends in the future. In general, and subject to the discussion below, if we do make a distribution on the Ordinary Shares, the distribution will be treated as a dividend for United States federal income tax purposes to the extent of our current and accumulated earnings and profits, as calculated under United States federal income tax principles. If the amount of the distribution exceeds our earnings and profits, the excess will first be treated as a non-taxable return of a United States holder’s tax basis in the Ordinary Shares that reduces that United States holder’s tax basis dollar-for-dollar, and then as gain from the constructive disposition of the Ordinary Shares. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2010, after which time dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement, and we believe we are eligible for the benefits of that treaty.

The amount received by a United States holder that is treated as a dividend for United States federal income tax purposes:

•	will be includible in the United States holder’s gross income;

•	will be subject to tax at the rates applicable to ordinary income; and

•	will not qualify for the dividends received deduction applicable in some cases to United States corporations.

The amount of dividend income will include the amount of Israeli taxes, if any, withheld by us on the dividends we paid, as described below under “Israeli Taxation and Investment Programs”. Thus, if withholding taxes are imposed, a United States holder will be required to report income in an amount greater than the cash or the value of other property it receives on the Ordinary Shares. However, a United States holder may be eligible to claim as a credit against its United States federal income tax liability the amount of tax withheld by us on the dividends we paid.

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

Passive Foreign Investment Company Rules

We would be a passive foreign investment company, or PFIC, if either:

•

75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (the “Income Test”); or

•

At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the product of, or produce, passive income (the “Asset Test”).

Passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

If we are or become a PFIC, each U.S. holder who has not elected to treat us as a qualified electing fund by making a “QEF election”, or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares at a gain, be liable to pay U.S. federal income tax at the then prevailing highest tax rates on ordinary income plus interest on such tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the Ordinary Shares. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to special U.S. federal income tax rules.

The PFIC rules would not apply to a U.S. holder who makes a QEF election for all taxable years that such U.S. holder has held the Ordinary Shares while we were are a PFIC, provided that we comply with certain reporting requirements. Instead, each U.S. holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to comply with the applicable information reporting requirements for U.S. holders to make a QEF election.

A U.S. holder of PFIC shares which are traded on certain public markets, including the NASDAQ, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. holder’s adjusted basis in the PFIC shares. Loses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. holder under the election for prior taxable years.

In light of the complexity of PFIC rules, we cannot assure you that we have not been or are not a PFIC or will avoid becoming a PFIC in the future. U.S. holders who hold Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. holders are urged to consult their tax advisors about the PFIC rules, including QEF and mark-to-market elections. For those U.S. Shareholders who determine that we were a PFIC in any our taxable years and notify us in writing of their request for the information required in order to effectuate the QEF Election described above, we will promptly make such information available to them.

Backup Withholding and Information Reporting

Dividends on our Ordinary Shares, and payments of the proceeds of a sale of our Ordinary Shares, paid within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding (currently at a rate of 28%, but scheduled to increase to 31% for taxable years beginning after December 31, 2010) unless (i) the payer is entitled to, and does in fact, presume the United States holder of our Ordinary Shares is a corporation or other exempt recipient or (ii) the United States holder provides a taxpayer identification number on a properly completed Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a credit against a United States holder’s United States federal income tax liability and may entitle that United States holder to a refund, provided that required information is furnished to the Internal Revenue Service.

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

Industrial enterprises which are approved enterprises can also choose between:

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

Law for the Encouragement of Capital Investments, 1959

The Law for Encouragement of Capital Investments, 1959, which is referred to below as the Investment Law, provides that capital investments in a production facility or other eligible assets may, upon application to the Israeli Investment Center of the Ministry of Industry and Commerce (the “Investment Center”), be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program in the approved enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. An approved enterprise is entitled to benefits, including Israeli government cash grants and tax benefits.

As described below in further detail, a year 2005 amendment to the Investment Law significantly changed the provisions of the Investment Law. The amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as an approved enterprise. Additionally, the amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

We currently have one approved enterprise program under the Investments Law, before the 2005 Amendment, which entitles us to some tax benefits, subject to certain conditions. The Company’s production facilities had, in the past, been granted an “approved enterprise” status under the law, for three separate investment programs, which were approved in February 1989, March 1995 and April 1998. The status of “approved enterprise” granted for each of our February 1989 and March 1995 investment programs has expired.

The tax benefits period for our April 1998 program has not yet begun. Income derived from this alternative benefit programs is exempted from tax for a period of ten years, starting in the first year in which the Company generates taxable income from the approved enterprise, subject to a condition that we will have a certain minimum number of professional employees. We have not yet met this condition; however we have applied for relief, and adjustment of this requirement. There can be no assurance that the relief will be granted to us, and if the relief is not granted we will lose our entitlement to future benefits under the Investment Law.

Generally, “approved enterprise” tax benefits are limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier. Pursuant to the Investment Law, we have elected for our investment program the “alternative benefits” track and waived government grants in return for a tax exemption. Our offices and research and development center are located in Jerusalem, in a region defined as a “Priority A Development Region”. Therefore, income derived from these programs will be tax-exempt for a period of ten years commencing with the year in which it first earns taxable income, subject to certain conditions.

As the Company currently has no taxable income, the benefits from the April 1998 program have not been yet utilized.

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

Taxation Under Inflationary Conditions

The Income Tax, Inflationary Adjustment, Law, 1985, which is referred to below as the inflationary adjustments law, attempts to overcome some of the problems presented to a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the law was enacted. Generally, the inflationary adjustments law provides significant tax adjustments, based on net equity less fixed assets, to depreciation methods and tax loss carry forwards to compensate for loss of value resulting from an inflationary economy. Our taxable income was subject to the provisions of this law.

The Israeli Parliament has approved the cancellation (subject to transitional provisions) of the Income Tax, Inflationary Adjustment, Law, 1985, commencing from tax year 2008.

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

Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders

Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income like dividends, royalties and interest, as well as non-passive income from business conducted or services rendered in Israel. We are generally required to withhold income tax at the rate of 20% (or 15% for dividends generated by an approved enterprise), on all distributions of dividends.

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

Documents on Display

We are subject to the informational requirements of the Securities and Exchange Act of 1934, as amended, applicable to foreign private issuers, and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Copies of such material may be obtained by mail from the Public References Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, all documents concerning ViryaNet referred to in this document and required to be made available to the public are available at our offices located at 8 HaMarpe Street, Science Based Industries Campus, Har Hotzvim, Jerusalem, Israel 91450.

Item 11.	Quantitative And Qualitative Disclosures About Market Risk

Revenues generated and costs incurred outside of the United States are generally denominated in non-dollar currencies. Costs not effectively denominated in United States dollars are remeasured to United States dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the dollar and non-dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. We do not generally engage in currency hedging transactions to offset the risks associated with variations in currency exchange rates. Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on our business, financial condition and results of operations. Since our revenues are generated in United States dollars and currencies other than United States dollars, and a substantial portion of our expenses are incurred and will continue to be incurred in NIS, we are exposed to risk that the NIS may appreciate relative to the U.S. dollar, or that even if the NIS devaluates in relation to the U.S. dollar, that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of such devaluation will lag behind inflation in Israel. We do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. We also do not own any market risk sensitive instruments. However, we may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks.

Item 12.	Description Of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages And Delinquencies

None.

Item 14.	Material Modifications To The Rights Of Security Holders And Use Of Proceeds

Not applicable.

Item 15T.	Controls and Procedures

(a) Disclosure Controls and Procedures. Our management, with the participation of the Executive Chairman of our Board of Directors (who serves as our co-principal executive officer and our acting principal financial officer), and our President and Chief Executive Officer (who serves as our co-principal executive officer) has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2008. Based on this evaluation, such principal executive officers (and acting principal financial officer) have concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act (i) is recorded, processed, summarized, and reported, within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including such principal executive officers (and acting principal financial officer), as appropriate to allow timely decisions regarding required disclosures.

(b) Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2008 based on the criteria set forth in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2008, based on those criteria, at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

(d) Changes in Internal Control Over Financial Reporting. There has been no change in our internal control over financial reporting that occurred during 2008, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that we have at least one audit committee financial expert, Mr. Arie Ovadia.

Item 16B.	Code of Ethics

We have in place a Code of Ethics that applies to all of our (and our subsidiaries’) directors, executive officers and employees. Our Code of Ethics constitutes a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, and Item 16B of SEC Form 20-F. The full text of the Code of Ethics is available on our website, www.viryanet.com/company/investors or you may request a copy of our Code of Ethics, at no cost, by writing to or telephoning us as follows:

ViryaNet, Inc.

2 Willow Street

Southborough, MA 01745-1027

Telephone: 508-490-8600

Item 16C.	Principal Accountant Fees and Services

Arik Eshel, CPA & Assoc., PC. served as our independent public accountants for the year ended December 31, 2008. Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global Limited, independent registered public accounting firm (“Kost Forer”), had served as our independent public accountants for the year ended December 31, 2007.

Audit Fees

Arik Eshel, CPA & Assoc., PC billed us approximately $50,000 for professional services rendered in connection with the audit of our financial statements for the fiscal year 2008. Kost Forer billed us approximately $102,000 for professional services rendered in connection with the audit of our financial statements for the fiscal year 2007.

Audit-Related Fees

We incurred no fees for assurance and related services rendered to us by our independent public accountants that were reasonably related to the audit of our financial statements in 2007 and 2008 (aside from the fees included under “Audit Fees” above).

Tax Fees

In 2008, Kost Forer billed us approximately $6,000 for professional services rendered to us related to tax compliance and tax consulting, including fees for services that related to fiscal year 2007. In 2007, Kost Forer billed us approximately $42,000 for tax services, including fees associated with tax compliance and tax consulting.

All Other Fees

In 2007 and 2008, we incurred no fees for products and services rendered by our independent public accountants other than the Audit Fees and Tax Fees described above.

Pre-Approval Policies for Non-Audit Services

Prior to the engagement of our independent auditors each year, the engagement is approved by the Audit Committee of our Board of Directors and by the vote of our shareholders at our Annual General Meeting of Shareholders. Our Audit Committee has also adopted its own rules of procedure. The Audit Committee’s rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by our independent auditors for us over the course of the year, specifying the particular services that may be performed. Such fees for 2007 and 2008 were pre-approved by the Audit Committee in accordance with these procedures.

Item 16D.	Exemption From The Listing Standards For Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

Item 16F.

Not effective until fiscal year ending December 31, 2009.

Item 16G.	Corporate Governance

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See the Index to Consolidated Financial Statements and related Financial Statements accompanying this annual report, beginning on page F-1.

Item 19.	Exhibits

Exhibit Number	Description of Document	Location of Document

1.1	Memorandum of Association of the Company (English translation) dated March 8, 1988	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1, SEC File No. 333-42158, and incorporated herein by reference.

1.2	Amended Articles of Association of the Company	Filed as Exhibit 4(a)26 to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.5.2	Letter dated December 22, 2005 between the Company and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)(23) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.5.3	Letter dated August 29, 2007, between the Company and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)(26) to the Company’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.

4.8	Purchase Agreement, and Amended and Restated Notes dated August 5, 2005 by and between the Company and LibertyView Special Opportunities Fund LP, and exhibits thereto	Filed as Exhibit 4(a)(21) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.11	Equity and Convertible Note Financing Agreements dated December 19, 2007 by and among the Company and the investors identified in such agreements, and exhibits thereto	Filed as Exhibit 4(a)(27) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.12.2	A new Lease agreement reducing the current Company premises leased in Jerusalem, Israel, to an area of approximately 7,600 square feet of office space, dated February 25, 2002 (as summarized and translated into English).	Filed as Exhibit 4(a) to the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

4.12.3	Lease for approximately 6,000 square feet of office space in Jerusalem, Israel	Filed herewith]

4.14.1	Lease for approximately 13,807 square feet in Southborough, Massachusetts.	Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

4.14.2	Second Amendment and Extension of Lease for approximately 10,000 square feet of office space in Southborough, Massachusetts	Filed as Exhibit 4(a)(29) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.15	Form of Indemnification Agreement entered into with directors and officers of the Company.	Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

4.16	The Company’s 2005 Israeli Share Option and Restricted Share Plan.	Filed as Exhibit 4(c)7 of the Company’s 20-F for the year ending December 31, 2005.

4.17	The Company’s 2005 International Share Option and Restricted Share Plan.	Filed as Exhibit 4(c)8 of the Company’s 20-F for the year ending December 31, 2005.

12.1	Certification of Chief Executive Officer (serving as co-principal executive officer [and also as principal financial officer]) pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act	Filed herewith

12.2	Certification of Executive Chairman (serving as co-principal executive officer and as acting principal financial officer) pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act	Filed herewith

13	Certification of Chief Executive Officer and Executive Chairman pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350	Filed herewith

15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst and Young Global	Filed herewith

15.2	Consent of Arik Eshel, CPA & Assoc., PC	Filed herewith

15.3	Consent of Nexia ASR, for the audit of ViryaNet Pty Ltd.	Filed herewith

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Memy Ish-Shalom
President and Chief Executive Officer

Date: October 30, 2009

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

ARIK ESHEL, CPA & ASSOC., PC

Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

VIRYANET LTD.

We have audited the accompanying consolidated balance sheet of ViryaNet Ltd. and its subsidiaries as of December 31, 2008, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of ViryaNet Pty Ltd. (Australia), a wholly-owned subsidiary, whose statements reflect total assets constituting 9% in 2008 and total revenue constituting 7% in 2008 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this subsidiary, is based solely on the report of the other auditors. The consolidated financial statements of the Company for the years ended December 31, 2007 and 2006 were audited by other auditors whose report, dated September 23, 2008, expressed an unqualified opinion on those statements.

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

In our opinion, the 2008 consolidated financial statements present fairly, in all material respects, the financial position of ViryaNet Ltd. and its subsidiaries at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ ARIK ESHEL, CPA & ASSOCIATES., PC

New York, New York

October 29, 2009

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF VIRYANET PTY LTD (AUSTRALIA)

Scope

We have audited the balance sheets of ViryaNet Pty Ltd (Australia) (“the Company”) as of December 31, 2008, and the related statements of operations for the year in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Audit opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the ViryaNet Pty Ltd (Australia) as of December 31, 2008, and the results of its operations for the year in the period ended December 31, 2008, in conformity with United States generally accepted accounting principles.

NEXIA ASR

ABN 16 847 721 257

/S/ GEORGE S. DAKIS

Partner

Audit & Assurance Services

Melbourne, Vic.

29 October 2009

Liability limited by a scheme approved under Professional Standards Legislation other than for the acts or omissions of financial services licensees

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2007	2008

Assets

CURRENT ASSETS:
Cash and cash equivalents	$413	$143
Trade receivables (net of allowance for doubtful accounts of $ 0 and $ 52 as of December 31, 2008 and 2007, respectively)	788	562
Unbilled receivables	311	219
Other accounts receivable and prepaid expenses	226	113

Total current assets	1,738	1,037

NON - CURRENT ASSETS:
Severance pay fund	995	961
Other	—	64

Total non - current assets	995	1,025

PROPERTY AND EQUIPMENT, net	238	167

GOODWILL	7,152	7,022

OTHER INTANGIBLE ASSETS, net
Customer relationship	653	367
Other	414	184

Total intangible assets:	8,219	7,573

Total assets	$11,190	$9,802

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2007	2008

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Short-term bank credit	$1,815	$280
Current maturities of long-term bank loans	589	450
Trade payables	821	729
Deferred revenues	2,212	3,367
Other accounts payable and accrued expenses	2,070	1,963
Loan from related party	90	78
Payment on account of convertible note	239	—

Total current liabilities	7,836	6,867

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	149	1,289
Long-term convertible debt	556	543
Long-term deferred revenues	1,031	932
Accrued severance pay	1,568	1,546

Total long-term liabilities	3,304	4,310

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS’ EQUITY:
Share capital *) -
Ordinary shares of NIS 5.0 par value - Authorized: 4,600,000 and 6,600,000 shares at December 31, 2007 and 2008, respectively; Issued and outstanding: 2,570,240 and 2,780,453 shares at December 31, 2007 and 2008, respectively	3,087	3,379
Preferred A shares of NIS 5.0 par value - Authorized: 400,000 shares at December 31, 2007 and 2008; Issued and outstanding: 326,797 shares at December 31, 2007 and 2008, respectively. Aggregate liquidation preference of $ 2,500 at December 31, 2007 and 2008	369	369
Additional paid-in capital	116,121	116,660
Accumulated other comprehensive income (loss)	62	(114)
Accumulated deficit	(119,589)	(121,669)

Total shareholders’ equity	50	(1,375)

Total liabilities and shareholders’ equity	$11,190	$9,802

*)	All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2006	2007	2008
REVENUES:
Software licenses	$1,520	$1,769	$1,380
Maintenance and services	12,340	9,390	9,990

Total revenues	13,860	11,159	11,370

COST OF REVENUES:
Software licenses	356	358	275
Maintenance and services	6,831	5,633	5,586

Total cost of revenues	7,187	5,991	5,861

GROSS PROFIT	6,673	5,168	5,509

OPERATING EXPENSES:
Research and development	2,121	2,290	1,753
Selling and marketing	3,692	3,429	3,119
General and administrative	2,735	2,485	2,303

Total operating expenses	8,548	8,204	7,175

LOSS FROM OPERATIONS	(1,875)	(3,036)	(1,666)
FINANCIAL EXPENSES, net	(44)	(535)	(414)
LOSS FROM LIQUIDATION OF A SUBSIDIARY (Note 1b)	—	(239)	—

NET LOSS	$(1,919)	$(3,810)	$(2,080)

BASIS AND DILUTED LOSS PER SHARE	$(1.03)	$(1.66)	$(0.70)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF LOSS PER SHARE *)	1,857,217	2,292,190	2,992,752

*)	All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred shares		Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive Income (loss)	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity
	Number *)	Amount	Number *)	Amount
Balance as of January 1, 2006	1,470,168	1,754	—	—	112,804	(135)	(435)	(113,805)		183
Issuance of shares, net of issuance expenses	287,540	323	—	—	1,020	—	—	—		1,343
Issuance of shares in connection with the conversion of long-term convertible debt	—	—	326,797	369	1,598	—	—	—		1,967
Issuance of shares in connection with the conversion of short-term convertible debt	106,326	124	—	—	376	—	—	—		500
Issuance of shares, in connection with interest expenses, related to the convertible debts	36,883	41	—	—	164	—	—	—		205
Issuance of shares in connection with compensation to consultant	4,000	4	—	—	17	—				21
Exercise of stock options	200	—	—	—	2	—	—	—		2
Restricted shares to employees and directors, net	7,000	8	—	—	76	—	—	—		84
Exercise of warrants by way of cashless exercise	10,594	12	—	—	(12)	—	—	—		—
Reclassification of deferred stock compensation due to implementation of SFAS123(R)	—	—	—	—	(135)	135	—	—		—
Share-based compensation	—	—	—	—	27	—	—	—		27
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	—	121	—	$121	121
Net loss	—	—	—	—	—	—	—	(1,919)	(1,919)	(1,919)

Total comprehensive loss									$(1,798)

Balance as of December 31, 2006	1,922,711	$2,266	326,797	$369	$115,937	—	**)$(314)	$(115,724)		$2,534

*)	All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.
**)	All accumulated other comprehensive loss derived from foreign currency translation adjustment.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYNET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred shares		Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive Income (loss)		Accumulated deficit	Total comprehensive loss	Total shareholders’ equity
	Number *)	Amount	Number *)	Amount

Balance as of January 1, 2007	1,922,711	2,266	326,797	369	115,937	—		(314)	(115,724)		2,534
Issuance of shares and convertible note to an investor, net of issuance cost (see also note 12j)	363,636	461	—	—	239	—		—	—		700
Issuance of shares in connection with a conversion of short-term convertible note	211,457	268			(268)						—
Issuance of shares, in connection with interest expenses, related to the convertible debts	14,546	17	—	—	23	—		—	—		40
Issuance of shares and release of restricted shares in connection with compensation to consultants	38,500	50	—	—	(19)	—					31

Stock based compensation	—	—	—	—	208	—		—	—		208

Release of restricted shares to employees and directors, net	9,390	13	—	—	(13)	—		—	—		—

Issuance of shares in connection with restructuring bank covenants and credit line	10,000	12	—	—	14	—		—	—		26

Comprehensive loss:
Cumulative effect of adjustment upon adoption of FIN 48	—	—	—	—	—	—		—	(55)		(55)
Foreign currency translation adjustments recognized as loss resulting from dissolution of Company’s subsidiary in Japan	—	—	—	—	—	—		239	—		239
Foreign currency translation adjustments	—	—	—	—	—	—		137	—	$137	137
Net loss	—	—	—	—	—	—		—	(3,810)	(3,810)	(3,810)

Total comprehensive loss										$(3,673)

Balance as of December 31, 2007	2,570,240	$3,087	326,797	$369	$116,121	$—	$	**) 62	$(119,589)		$50

*)	All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.
**)	All accumulated other comprehensive loss derived from foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred shares		Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive Income (loss)		Accumulated deficit	Total comprehensive loss	Total shareholders’ equity
	Number *)	Amount	Number *)	Amount
Balance as of January 1, 2008	2,570,240	3,087	326,797	369	116,121	—		62	(119,589)		50

Issuance of shares and convertible note to investors, net of issuance cost (see also note 12j)			—	—	406	—		—	—		406

Issuance of shares, in connection with interest expenses	29,646	42	—	—	(6)	—		—	—		36

Issuance of shares, in connection with shareholder	46,535	59			(12)						47

Issuance of shares and release of restricted shares in connection with compensation to consultants	97,092	138	—	—	5	—					143

Stock based compensation	—	—	—	—	199	—		—	—		199

Release of restricted shares to employees and directors, net	36,940	53	—	—	(53)	—		—	—		—

Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	—		(176)	—	$(176)	(176)
Net loss	—	—	—	—	—	—		—	(2,080)	(2,080)	(2,080)

Total comprehensive loss										$(2,256)

Balance as of December 31, 2008	2,780,453	$3,379	326,797	$369	$116,660	$—	$	**) (114)	$(121,669)		$1,375

*)	All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.
**)	All accumulated other comprehensive loss derived from foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,919)	$(3,810)	$(2,080)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	783	680	482
Amortization of deferred debt issuance cost related to convertible notes	44	1	7
Amortization of convertible notes premium, discounts and beneficial conversion feature	50	(12)	(13)
Accrued severance pay, net	4	127	12
Stock based compensation related to directors and employees	111	208	199
Stock based compensation related to restricted shares and shares to a bank and investor	29	46	95
Stock based compensation related to restricted shares and shares to consultants	45	31	143
Interest expenses paid in shares	148	48	27
Loss (gain) from extinguishment of convertible note	(974)	—	—
Loss from liquidation of a subsidiary	—	239	—
Decrease (increase) in trade receivables, net and unbilled receivables	312	(26)	308
Decrease in other accounts receivable and prepaid expenses	240	303	46
Increase (decrease) in trade payables	(379)	110	(88)
Increase (decrease) in long-term and short-term deferred revenues, net	(857)	863	1,087
Increase (decrease) in other accounts payable and accrued expenses	(318)	61	(73)
Other	—	—	—

Net cash provided by (used in) operating activities	(2,681)	(1,131)	152

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(30)	(194)	(32)

Net cash used in investing activities	(30)	(194)	(32)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit	934	628	18
Repayment of short-term bank credit and long-term loan	(728)	(600)	(599)
Repayment of loan from related party	(190)	(38)	7
Proceeds from issuance of share capital and convertible debt	1,343	761	186
Proceeds from payment on account of convertible debt	—	239	—
Proceeds from exercise of stock options	2	—	—

Net cash provided by (used in) financing activities	1,361	990	(388)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	46	12	(2)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,304)	(323)	(270)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	2,040	736	413

CASH AND CASH EQUIVALENTS AT THE END OF YEAR	$736	$413	$143

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31,
	2006	2007	2008
Supplemental disclosure of cash flow activities:
Cash paid during the year for:
Interest	$261	$319	$118

Supplemental disclosure of non-cash investing and financing activities:
Refinancing of short-term bank loan on a long-term basis	$—	$—	$1,589

Accrued issuance expenses to be paid	$—	$61	$—

Conversion to shares of accrued interest expenses, waivers and deferred charges related to the convertible debt and note	$205	$67	$83

Classification of payments on account of convertible note to equity	$—	$—	$239

Conversion of convertible notes into shares	$2,507	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a)	ViryaNet Ltd. (the “Company”), an Israeli corporation, was established in 1988. The Company develops, markets and supports integrated mobile and Web-based software applications for workforce management and the automation of field service delivery. The Company also provides additional software applications.

b)	The Company has five wholly-owned subsidiaries: three in the United States (“ViryaNet Inc.” and its subsidiaries “iMedeon Inc” which is not active and “Utility Partners Inc.”, collectively “ViryaNet U.S.”), one in Australia (“ViryaNet Australia”), which is a subsidiary of ViryaNet Inc, and one in the United Kingdom (“ViryaNet U.K.”) which is not active. The Company’s subsidiary in Japan (“ViryaNet Japan”) was dissolved in April 2007.

c)	The Company’s sales are generated in the United States, Europe, and Asia-Pacific. As for major customers, see Note 14b.

d)	The Company is devoting substantial efforts towards activities such as marketing its products, financial planning and raising capital. In the course of such activities, the Company and its subsidiaries have sustained operating losses. The Company and its subsidiaries have generated variable levels of revenues over the past several years and have not achieved profitable operations or positive working capital. The Company’s accumulated deficit aggregated to $121,669 through December 31, 2008. There is no assurance that profitable operations or positive cash flows from operations, if ever achieved, could be sustained on a continuing basis, and no assurance that capital raising activities will be sufficient to offset the impact of non-positive cash flows from operations.

e)	All share data in this report are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007 (see Note 12).

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

Accounting principle and estimates used in the preparation of these financial statements were applied on a consistent manner.

Functional currency:

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of income (loss), the following exchange rates are used: (i) for transactions – exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, etc.) – historical exchange rates. Currency transaction gains or losses are carried to financial income or expenses, as appropriate.

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

The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). During 2006, 2007 and 2008, no impairment losses were recorded.

Goodwill and acquisition-related intangible assets:

The Company accounts for Goodwill and acquired intangible assets in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”).

The Company records goodwill when the purchase price of net tangible and intangible assets acquired exceeds their fair value. Under SFAS 142 goodwill is not amortized.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.):

SFAS 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value with its carrying value. Fair value is determined using market capitalization or discounted cash flows. During 2006, 2007 and 2008, no impairment losses were recorded.

Acquisition related intangible assets result from the Company’s acquisitions of businesses. Intangible assets subject to amortization are initially recognized based on fair value allocated to them, and subsequently stated at amortized cost. Identifiable intangible assets other than goodwill are amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with SFAS No. 142.

Identifiable intangibles are reviewed for impairment in accordance with SFAS 144, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flow expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount exceeds the fair value of the assets. During 2006, 2007 and 2008, no impairment losses were recorded. The amortization periods for the Company’s finite-lived intangible assets are as follows:

Amortization period in years

Technology	3-5
Customer relationship	5-6
Trademark and trade name	4

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

Revenue recognition:

The Company generates revenues from licensing the rights to use its software products directly to end-users. The Company also enters into license arrangements with indirect channels such as resellers and systems integrators whereby revenues are recognized upon sale through to the end user by the reseller or the system integrator.

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

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. The Company does not grant a right of return to its customers. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer, assuming all other revenue recognition criteria have been met.

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

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. Services that are considered essential consist primarily of significant production, customization, or modification. When such services are provided, revenues under the arrangement are recognized using contract accounting on a percentage of completion method, based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract, in accordance with Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP No. 81-1”). When services are not considered essential, the revenues allocable to the services are recognized as the services are performed.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2006, 2007 and 2008, no such losses were identified.

Deferred revenues include unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenues.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Provision for Warranty:

In light of past experience, the Company does not record any provision for warranties in respect of their products and services.

Advertising Costs:

The Company records advertising expenses as incurred. Advertising costs were recorded at the amount of $ 23, $ 11, and $17 in the years 2008, 2007, 2006 respectively.

Research and development costs:

Research and development expenses include payroll, employee benefits and other costs associated with product development and are charged to income as incurred. Participations and grants in respect of research and development expenses are recognized as a reduction of research and development expenses as the related costs are incurred, or as the related milestone is met. Upfront fees received in connection with cooperation agreements are deferred and recognized over the period of the applicable agreements as a reduction of research and development expenses.

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

Allowance for doubtful accounts:

The allowance for doubtful accounts is determined on the basis of analysis of specific debts which are doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with such customers, the economic environment, the industry in which such customers operate, financial information available on such customers, etc. In management’s opinion, the allowance for doubtful accounts adequately covers anticipated losses with respect to its accounts receivable. No allowance for doubtful accounts was required for the year ended December 31, 2008.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Long term convertible debt:

The Company presents the outstanding principal amount of its long term convertible debts as a long-term liability, in accordance with APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”). The debt is classified as a long-term liability until the date of conversion on which it would be reclassified to equity, or at the first contractual redemption date, on which it would be reclassified as a short-term liability (see also Note 10). Accrued interest on the convertible debt is included in “other accounts payable and accrued expenses”.

Convertible note:

The Company presents the outstanding principal amount of the convertible note that was signed in December 2007 (see Note 12k) as a separate component in the shareholders equity in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 150, “ Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. The Note was classified as an equity component since it has no repayment date, does not bear any interest and may be converted only to the Company’s Ordinary shares. The note is classified as a paid-in capital in shareholders’ equity until the date of actual conversion.

Basic and diluted loss per share:

Basic loss per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the applicable period. Diluted loss per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period, plus dilutive potential ordinary shares outstanding during the period, in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS 128”).

All outstanding stock options and non vested restricted shares, warrants and shares issuable upon conversion of the convertible debts and note have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. The total weighted-average number of shares related to the outstanding options and unvested restricted shares, warrants and shares issuable upon conversion of the convertible debts and note excluded from the calculations of diluted net loss per share, was 355,218, 465,087 and 1,235,675 for the years ended December 31, 2006, 2007 and 2008, respectively.

Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with the fair value based on an option-pricing model, pursuant to the guidance in EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”.

The following table summarizes the effects of share-based compensation resulting from the application of SFAS 123(R):

	2006	2007	2008

Cost of revenues	$6	$23	$17
Research and development cost	3	9	7
Selling and marketing expenses	3	24	18
General and administrative expenses	99	152	157

Total stock-based compensation expense	$111	$208	$199

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock options awards and values restricted stock based on the market value of the underlying shares at the date of grant. No stock options were granted in 2006, 2007 and 2008.

All restricted shares to employees granted in 2008, 2007 and 2006 were granted for no consideration; therefore their fair value was equal to the share price at the date of grant. The weighted average grant date fair value of shares granted during the years 2008, 2007 and 2006 was $ 1.52, $ 3.34 and $ 4.15, respectively.

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

Severance expenses for the years ended December 31, 2006, 2007 and 2008 amounted to approximately $ 68, $ 149 and $126, respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Sale of receivables:

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

The balance of factored receivables amounted approximately $256 and $68 as of December 31, 2007 and 2008, respectively. The Company pays factoring fees associated with the sale of receivables based on the dollar value of the receivables sold. Such fees, which are considered to be primarily related to the Company’s financing activities, are immaterial and included in financial expenses, net in the Statements of Operations.

In addition, as of December 31, 2007 and December 31, 2008, Company had sold amounts of $ 130 and $ 0 respectively, of its accounts receivable to a financial institution, relating to an annual renewal of support and maintenance transactions for which the revenue has not been recognized and, therefore, was accounted for as a financing transaction pursuant to Emerging Issues Task Force 88-18, “Sales of Future Revenues” (“EITF 88-18”) which was recorded with the short-term bank credit.

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

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements” and, effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Impact of recently issued accounting standards:

1)	In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company does not expect the adoption of SFAS 141R to have a material impact on its consolidated financial position, results of operations or cash flows.

2)	In December 2007, the FASB issued SFAS No. 160, “Non controlling Interests in Consolidated Financial Statements-an amendment of Accounting Research Bulletin 51” (FAS 160), which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to the Company, this statement will be effective as of the year beginning January 1, 2009. The Company does not expect the adoption of SFAS 160 to have a material impact on its consolidated financial position, results of operations or cash flows.

3)	In March 2008, the FASB issued FAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (“FAS 161”), which requires additional disclosures about the objectives of using derivative instruments; the method by which the derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations; and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The Company will be required to adopt SFAS 161 on January 1, 2009. This Statement will not impact the consolidated financial results as it is disclosure-only in nature.

4)	In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP 157-2 defers the effective date of Statement No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. The Company does not expect the adoption of FSP 157-2 to have a material impact on its consolidated financial position, results of operations or cash flows.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

5)	In April 2008, the FASB issued FAS No.142-3, “Determination of the Useful Life of Intangible Assets” (“FAS 142-3”). FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, “ Goodwill and Other Intangible Asset” (“FAS 142”). More specifically, FAS 142-3 removes the requirement under paragraph 11 of FAS 142 to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions and instead, requires an entity to consider its own historical experience in renewing similar arrangements.

FAS 142-3 requires an entity to consider its own historical experience in renewing or extending similar arrangements, regardless of whether those arrangements have explicit renewal or extension provisions, when determining the useful life of an intangible asset. In the absence of such experience, an entity shall consider the assumptions that market participants would use about renewal or extension, adjusted for entity-specific factors. FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this pronouncement will not have a material impact on the financial statements.

6)	In April 2009, the FASB issued FAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FAS 157-4”). FAS 157-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009 on a prospective basis and will be adopted by the Company in the third quarter of fiscal 2009. The Company does not expect that the adoption of FAS 157-4 will have a material effect on its consolidated results of operations and financial condition.

7)	In April 2009, the FASB issued FAS No. 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FAS 115-2 and FAS 124-2”). FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. FAS 115-2 and FAS 124-2 is effective for interim and annual reporting periods ending after June 15, 2009 and will be adopted by the Company in the third quarter of fiscal 2009. The Company does not expect that the adoption of FAS 115-2 and FAS 124-2 will have a material effect on its consolidated results of operations and financial condition.

8)	In May 2009, the FASB issued FAS No. 165, “Subsequent Events” (“FAS 165”). FAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. FAS 165 is effective for interim or annual financial periods ending after June 15, 2009 and will be adopted by the Company in the third quarter of fiscal 2009. The Company does not expect the adoption of FAS 165 will have a material effect on its consolidated results of operations and financial condition.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

9)	On June 12, 2009, the FASB issued Statement of Financial Accounting Standards No. 166, “Accounting for Transfers of Financial Assets” (SFAS 166). SFAS 166 is a revision to SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and will require more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. SFAS 166 also eliminates the concept of a “qualifying special-purpose entity”, changes the requirements for derecognizing financial assets and requires additional disclosures. SFAS 166 will be effective as of the beginning of the Company’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The recognition and measurement provisions of FAS 166 shall be applied to transfers that occur on or after the effective date. The Company will adopt SFAS 166 on January 1, 2010, as required. The Company does not expect the adoption of FAS 166 will have a material effect on its consolidated results of operations and financial condition.

10)	On June 12, 2009, the FASB issued Statement of Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167). SFAS 167 is a revision to FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, and changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. SFAS 167 will be effective as of the Company’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company will adopt SFAS 167 on January 1, 2010, as required. The Company does not expect the adoption of FAS 167 to have an impact on the Company’s results of operations, financial condition or cash flows.

11)	On June 29, 2009, the FASB issued Statement of Financial Accounting Standards No. 168 (SFAS 168) “Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles” — a replacement of FASB Statement No. 162. SFAS 168 establishes the FASB Accounting Standards Codification TM as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. FAS 168 will be effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superseded. The Company will adopt SFAS 168 for the quarterly period ended September 30, 2009, as required, and adoption is not expected to have a material impact on the Company’s consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

12)	In June 2009, the Securities and Exchange Commission’s Office of the Chief Accountant and Division of Corporation Finance announced the release of Staff Accounting Bulletin (SAB) No. 112. This staff accounting bulletin amends or rescinds portions of the interpretive guidance included in the Staff Accounting Bulletin Series in order to make the relevant interpretive guidance consistent with current authoritative accounting and auditing guidance and Securities and Exchange Commission rules and regulations. Specifically, the staff is updating the Series in order to bring existing guidance into conformity with recent pronouncements by the Financial Accounting Standards Board, namely, Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations, and Statement of Financial Accounting Standards No. 160, Non-controlling Interests in Consolidated Financial Statements. The statements in staff accounting bulletins are not rules or interpretations of the Commission, nor are they published as bearing the Commission’s official approval. They represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.

Reclassification:

Certain comparative figures have been reclassified to conform to the current year presentation.

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

Other account receivable and prepaid expenses consisted of the following:

	December 31,
	2007	2008

Prepaid expenses	$217	$109
Employees	3	—
Government authorities	6	4

	$226	$113

NOTE 4:- PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

a.	Composition:

	December 31,
	2007	2008

Cost:
Computers, peripheral equipment and software	$5,442	$2,056
Office furniture and equipment	819	608
Leasehold improvements	533	311

	6,794	2,975

Accumulated depreciation	6,556	2,808

Depreciated cost	$238	$167

Depreciation expenses for the years ended December 31, 2006, 2007 and 2008 were approximately $ 150, $ 117 and $100, respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:- GOODWILL AND INTANGIBLE ASSETS, NET

a. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2008 are as follows:

Balance as of January 1, 2007	$7,088

Foreign currency translation adjustments	64

Balance as of December 31, 2007	7,152

Foreign currency translation adjustments	(130)

Balance as of December 31, 2008	$7,022

b. Intangible assets:

1)	The following table presents the components of the Company’s acquired intangible assets with definite lives:

	December 31,
	2007	2008
Costs:
Customer relationship	$1,449	$1,352
Technology	1,566	1,403
Trademark and trade name	110	110
Debt issuance costs related to convertible debts	112	112

	3,237	2,977

Accumulated amortization:
Customer relationship	796	985
Technology	1,173	1,219
Trademark and trade name	94	110
Debt issuance costs related to convertible debts	107	112

	2,170	2,426

Amortized cost	$1,067	$551

2)	Customer relationship acquired as part of the acquisitions of certain subsidiaries. Amortization expenses amounted to $ 248, $ 256 and $ 238 for the years ended December 31, 2006, 2007 and 2008, respectively.

3)	Amortization expenses of other intangible assets amounted to $359, $299 and $144 for the years ended December 31, 2006, 2007 and 2008, respectively.

4)	Following is the estimated amortization expenses with respect to identifiable intangible assets for the years ended:

December 31,

2009	$365
2010	$186

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:- SHORT-TERM BANK CREDIT

	Weighted Interest Rate as of December 31, 2008	December 31,
Currency	%	2007	2008

U.S. $	9.26	$1,685	$149
NIS	11.5	$130	$131

		$1,815	$280

The Company has two Credit Facilities with Bank Hapoalim (the “Bank”) to borrow funds under a revolving line of credit. The line of credit dominated in NIS currency accrues interest on the daily outstanding balance at the prime rate plus 3.3% per annum and the line of credit dominated in US dollars accrues interest at a fixed rate of 11.5%.

During 2007, the Company increased its credit line facility with the Bank to $1,719 and as of December 31, 2007, the Company had an outstanding balance of short-term borrowings under the credit line with the Bank in the amount of $ 130 and a short-term loan in the amount of $ 1,589. The weighted-average interest on the credit line and the short-term loan ranged from 7% to 10%.

In August, 2007, the Bank agreed to modify the Company’s bank covenant requirements as part of its overall bank financing arrangement such that on a quarterly basis starting August 1, 2007 (i) the Company’s shareholders’ equity shall be at least the higher of (a) 13% of its total assets, or (b) $ 1,500, and (ii) its cash balance shall not be less than $ 500. In connection with these changes, the Company recorded fees expenses in the amount of $ 10 and issued 10,000 Ordinary shares to the bank at no consideration.

The fair value of the Ordinary shares issued to the Bank (“Bank’s Shares”) was determined using the market price of the Company’s Ordinary shares at the measurement date. This resulted in an amount of $ 26. The Company recorded the Bank’s Shares based on their fair value as additional paid-in capital.

On January 2, 2008, the Company’s short-term bank loan in the amount of $ 1,589 was extended for an additional year. On September 29, 2008 the Bank agreed to convert the short term loan that was due on January 2, 2009 to a long-term loan (see Note 9a).

On September 28, 2008, the Company received from the Bank a waiver of its bank covenants for the remainder of the year ended December 31, 2008 and for the quarter ended March 31, 2009. In connection with the waiver and the conversion of the short-term loan to long term loan the Company paid $ 30 of fees to the bank. As for waiver received from the Bank after December 31, 2008, see Note 17.

The Bank debts are secured in favor of the Bank by a floating charge on all of the Company’s assets and by a personal guarantee of Samuel Hacohen, the Company’s Chairman of the Board of Directors.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts payable and accrued expenses consisted of the following:

	December 31,
	2007	2008

Employees and payroll accruals	$1,287	$1,351
Accrued expenses	783	612

	$2,070	$1,963

NOTE 8:- PAYMENT ON ACCOUNT OF CONVERTIBLE NOTE

On December 19, 2007, the Company signed a financing transaction with a group of new financial investors. The transaction included an equity investment of $ 600 at a price of $ 1.65 per Ordinary share and a convertible note of $ 600 (the “Convertible Note”) at a conversion price of $ 1.65 per Ordinary share. In addition, as part of the transaction, the investors received warrants to purchase an aggregate of up to 600,000 Ordinary shares at an exercise price of $ 2.00 per Ordinary share (see also Note 12). The Convertible Note does not bear interest, does not have any maturity, is not subject to a repayment in any event including liquidation and can only be converted into Ordinary shares. The note holder shall be entitled to convert any or all the outstanding principal amount into Ordinary shares of the Company at a fixed conversion price of $1.65 per Ordinary share, as may be adjusted to reflect stock splits, reconsolidation or similar technical adjustments to the Company’s share capital. The note holder may convert the Principle Amount at any time at its discretion.

All of the warrants and an amount of $ 439 of the Convertible Note were subject to the Company’s shareholders approval which was granted on January 31, 2008.

As of December 31, 2007, the Company received from the investors $ 600 of the equity investment and $ 161 of the Convertible Note, both of which were not subject to shareholders’ approval. The Company also received an additional amount of $ 239 as payment on account of the Convertible Note and warrants which was subject to shareholders’ approval.

The amount of Convertible Note of $ 161 which was not subject to shareholders’ approval, was classified as equity in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.

The amount of $ 239 of Convertible Note and warrants which was received in 2007 and was subject to shareholders’ approval, was classified as current liabilities as of December 31, 2007 as payment on account of convertible note.

The remaining balance of the Convertible Note and warrants in the amount of $ 200 was received during 2008. As of December 31, 2008 the total amount of Convertible Note and warrant of $ 600 which was received during 2007 and 2008 was classified as equity in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- LONG-TERM BANK LOAN

a.	Long-term loans classified by currency of repayment are as follows:

	Currency	Interest rate	December 31,
			2007	2008

Loan from a bank	U.S. $	LIBOR* + 2.25	$738	$150

Loan from a bank	U.S. $	LIBOR* + 3.25	—	$1,589

Less - current maturities			589	450

			$149	$1,289

On December 22, 2005, and effective as of January 1, 2006, the Company refinanced its debt arrangement with the Bank by converting $ 1,800 of its outstanding balance of short-term borrowings to long-term debt payable in twelve quarterly installments of $ 150, with the first payment due on April 1, 2006, and interest payable quarterly at a rate of three month LIBOR + 2.25%. In addition, the Bank’s covenant requiring that the Company maintain a $ 2,000 quarterly cash balance in the Company’s accounts beginning January 1, 2006, has been modified such that (i) the Company’s cash balance on January 1, 2006 shall not be less than $ 1,000, and (ii) the Company’s cash balance on a quarterly basis beginning July 1, 2006, shall not be less than $ 1,000.

In connection with this debt refinancing, the Company issued to the Bank 6,000 Ordinary shares in consideration of the par value of these Ordinary shares.

The fair value of the Ordinary shares issued to the Bank (“Bank’s Shares”) was determined using the market price of the Company’s Ordinary shares at December 22, 2005. This resulted in an amount of $ 50. In accordance with APB 14, the Company allocated a portion of the proceeds to the Bank’s Shares, based on their applicable fair value. Amounts allocated to the Bank’s Shares were recorded as additional paid-in capital against a discount on the loan. The discount related to this loan is amortized as financial expenses over the term of the loan of three years.

On January 2, 2008, the Company’s short-term bank loan in the amount of $ 1,589 was extended for an additional year. On September 29, 2008 the Bank agreed to convert the short term loan that was due on January 2, 2009 to a long-term loan, such that $100 is due on July 2, 2009, an additional $100 is due on August 15, 2009 and the balance of $1,389 million is paid over 14 quarterly payments starting October 2, 2009. As for the Bank covenants and security interest, see Note 6.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- LONG-TERM BANK LOAN (CONT.)

b.	The loans (net of current maturities) mature in the following years after the balance sheet date:

	December 31
	2007	2008
2009
2010	$149	$400
2011		400
2012		400
2013		89

Total	$149	$1,289

c.	For details of charges, see Note 11c(1).

NOTE 10:- LONG TERM CONVERTIBLE DEBT

Long – term convertible debt is as follows:

	Interest rate	December 31,
		2007	2008

Convertible debt:
Par	7.5%	$480	$480
Deemed premium, net *		76	63

		$556	$543

*	Amortization of the deemed premium added to income were $12 and $13 for 2007 and 2008, respectively.

a.	On August 5, 2005, the Company completed a financing transaction with LibertyView Special Opportunities Fund, L.P. (“LibertyView”). The transaction included an equity investment of $ 700 at a price of $ 10.50 per Ordinary share with warrants to purchase up to 23,334 Ordinary shares at an exercise price of $ 10.50 per Ordinary share (see also Note 12), and an increase in the amount of the existing $ 2,500 convertible Debt with LibertyView to $ 2,980 (“New Convertible Debt”). The fixed conversion price for the entire value of the New Convertible Debt has been adjusted to $ 11.025 per Ordinary share, and may be converted to Ordinary shares at the discretion of LibertyView at any time during the term of the loan. The New Convertible Debt bears interest of 7.5%, payable quarterly in cash, and is due on August 3, 2013. LibertyView has the option to request earlier repayment during fixed time periods - on July 15, 2008, July 15, 2009 and July 15, 2011.

b.	This transaction was accounted for according to APB 14. The fair value of the warrants and the conversion option was determined using the Black-Scholes pricing model, assuming a risk-free interest rate of 4.25%, a volatility factor 80%, dividend yields of 0% and a contractual life of eight years for the convertible Debt and five years for the warrant.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- LONG-TERM CONVERTIBLE DEBT (CONT.)

According to the Debts’ terms, the holders were granted two Put options (i) the option to request earlier repayment during fixed time periods - beginning on July 15, 2008, July 15, 2009 and July 15, 2011; (ii) If a designated event occurs, as defined in the Debts’ terms, the Debt shall be purchased by the Company, at the option of the holder thereof, at a cash purchase price equal to 101% of the principal amount of those securities, plus accrued and unpaid interest. The Company applied the guidance of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), and determined that SFAS No. 133 does require the bifurcation of the embedded Put options and to account for them separately. Based on a fair value valuation, these Put options have nominal value and their fair market value is immaterial. The Company will monitor the value of these options on an on-going basis and when the fair value becomes material, mark the bifurcated derivatives to market through earnings.

c.	On June 2, 2006, the Company and LibertyView amended the agreement described in a. above, and according to the amended agreement LibertyView converted $ 2,000 of the Company’s 7.5% convertible Debt to 261,438 Preferred A shares of the Company, at a conversion price of $ 7.65 per Preferred A share. The remaining $ 980 principal balance of LibertyView’s convertible Debt with the Company remained in effect under the existing terms of the Debt.

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

d.	On November 30, 2006, LibertyView sold $ 500 of its Convertible Debt to Jerusalem High-tech Founders, Ltd. (“JHTF”), a company controlled by Samuel HaCohen, the Company’s Chairman of the Board of Directors, and in which Vladimir Morgenstern, a member of the Company’s Board of Directors, has an economic interest. Upon the sale of the Debt, the Company signed an agreement with JHTF, which was approved by the Company’s shareholders, and consummated on December 29, 2006, to convert the $ 500 Convertible Debt to Preferred A shares at $ 7.65 per Preferred A share, which may be converted at the discretion of JHTF on a one-to-one basis to Ordinary shares at any time. The Company issued 65,360 Preferred A shares to JHTF in exchange for the conversion of $ 500 of JHTF debt to the Company.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- LONG-TERM CONVERTIBLE DEBT (CONT.)

e.	As of December 31, 2008 the balance of the convertible Debt in the amount of $ 543 was classified as a long-term convertible Debt in accordance with FAS 78, “Classification of Obligations That Are Callable by the Creditor an Amendment of ARB No. 43, Chapter 3A” since the convertible debt holder, did not exercise its right to call for repayment of the debt on July 15, 2009 and as such the debt can be called for repayment only on the next exit date, which is July 15, 2011.

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities, through the Office of the Chief Scientist of the Israel’s Ministry of Industry, Trade and Labor (the “OCS”). Through December 31, 2008, the Company had obtained aggregate grants from the OCS of $ 372.

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

Through December 31, 2008, the Company has paid or accrued royalties to the OCS in the amount of $ 23. As of December 31, 2008, the total contingent liability to the OCS amounted to $ 388.

b.	Lease commitments:

The Company’s facilities, its subsidiaries’ facilities and its motor vehicles are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2011.

Future minimum rental payments under non-cancelable operating leases are as follows:

Year ended December 31,	Facilities
2009	301
2010	293
2011	202

Total	$796

Lease expenses in respect of facilities for the years ended December 31, 2006, 2007 and 2008 were approximately $ 598, $ 524 and $ 442, respectively.

Lease expenses in respect of motor vehicles for the years ended December 31, 2006, 2007 and 2008 were approximately $ 276, $ 289 and $ 265, respectively. In addition, as of December 31, 2008 future minimum rental payments in connection with motor vehicles leased for the years 2009, 2010 and 2011 are $ 104, $ 29 and $ 3, respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

c.	Charges and guarantees:

1.	The Company has a floating charge on all of its assets in favor of the Bank.

2.	The Company obtained bank guarantees in the amount of $ 64, in order to secure an office lease agreement.

NOTE 12:- SHAREHOLDERS’ EQUITY

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

The Preferred A shares have all rights and privileges as the Company’s Ordinary shares, including, without limitation, voting rights on an as-converted basis, and have preference over the Ordinary shares in any distribution to the Company’s shareholders. The Preferred A shares may be converted into Ordinary shares at any time on a one-to-one basis.

b.	In January and May 2006, a warrant holder exercised a total of 23,867 warrants into 10,612 Ordinary shares in a cashless exercise.

c.	In January 2006, the Company issued 4,000 Ordinary shares to a service provider in consideration of consulting services.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS’ EQUITY (CONT.)

d.	In June 2006, the Company’s shareholders approved in a special meeting an increase in the Company’s authorized share capital by 1,538,562 Ordinary shares, and by 261,438 Preferred A shares.

e.	In June 2006, the Company issued to a group of investors, including three existing shareholders and another institutional investor, 287,540 Ordinary shares at a price of $ 4.695 per share for a total consideration of $ 1,350. The investors received warrants to purchase 57,510 Ordinary shares of the Company at an exercise price of $ 5.635 per Ordinary share and 2,693 Ordinary shares of the Company at an exercise price of $ 4.693 per Ordinary share.

f.	In June 2006, LibertyView, a convertible debt holder, converted $ 2,000 of the Company’s 7.5% convertible debt to 261,438 Preferred A shares of the Company, at a conversion price of $ 7.65 per Preferred A share (see also Note 10).

g.	In September 2006, the Company converted its short-term convertible debt (including accrued interest) to 114,301 Ordinary shares of the Company, at a conversion price of $ 4.7025 per Ordinary share.

h.	In December 2006, the Company’s shareholders approved in the annual general meeting to increase the authorized number of Preferred A shares by 138,562 by decreasing the authorized number of Ordinary shares by 138,562.

i.	In December 2006, Jerusalem High-tech Founders Ltd., a convertible debt holder, converted $ 500 of the Company’s 7.5% convertible debt to 65,360 Preferred A shares of the Company, at a conversion price of $ 7.65 per Preferred A share (see also Note 11f).

j.	On December 19, 2007, the Company issued to a group of new financial investors 363,636 Ordinary shares at a price of $ 1.65 per share for a total consideration of $ 600. The transaction included also a non interest bearing convertible note of $ 600 at a conversion price of $ 1.65 per Ordinary share and warrants to purchase an aggregate of up to 600,000 Ordinary shares at an exercise price of $ 2.00 per Ordinary share (see also Note 8). The Convertible note does not have any maturity, does not bear any interest and can only be converted into Ordinary shares. 50% of the warrants are callable by the Company when all shares issued in connection with the new investment are registered with the SEC.

All of the warrants and an amount of $ 439 of the Convertible Note were subject to the Company’s shareholders approval which was granted on January 31, 2008 (see also Note 8) and, therefore, the amount received as of December 31, 2007 on account of the Convertible Note was recorded in liabilities as “payments on account of convertible note and warrants”.

As of December 31, 2008 the total amount of Convertible Note of $ 600 which was received during 2007 and 2008 was classified as equity in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.

k.	Following the December 19, 2007 financing described in j. above, the Company had issued 211,457 Ordinary shares at no consideration to a group of existing shareholders who exercised its anti-dilution protection right, granted under the September 2006 conversion terms of the short-term convertible debt (see also g above).

l.	In November 2007 and December 2007, the Company issued 28,500 Ordinary shares under the 2005 Share Options Plans to service providers in consideration of consulting services.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS’ EQUITY (CONT.)

m.	On January 31, 2008, the Company’s shareholders approved an increase of the authorized share capital of the Company by NIS 10,000,000 (consisting of 2,000,000 Ordinary shares of NIS 5.0 per share).

n.	During 2008 the Company issued 40,335 Ordinary shares to service providers in consideration of consulting services, out of which 15,200 shares were issued under the 2005 Share Options Plans.

o.	During 2008, the Company issued to consultants 56,757 Ordinary shares in consideration for finders’ fees related to the December 2007 investment in item j, above.

p.	During 2008 the Company issued 76,181 Ordinary shares to investors in connection with interest expenses.

Stock – based compensation:

a.	Under the Company’s 1996, 1997, 1998 and 1999 Stock Option Plans (the “Plans”), the Company reserved for issuance 28,000, 10,000, 30,000 and 60,000 Ordinary shares, respectively. The options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries.

In 2001, 2003, 2004 and 2005, the Company increased the number of shares reserved for issuance under the 1999 Stock Option Plan by additional 60,000, 40,000, 70,000 and 30,000 shares, respectively. As of December 31, 2008 The Company’s 1996, 1997, 1998 and 1999 option plans have expired.

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

As of December 31, 2008, an aggregate of 91,859 Ordinary shares of the Company were available for future grant.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS’ EQUITY (CONT.)

b.	During the year ended December 31, 2006, the Company granted to the Company’s employees and directors 36,270 restricted Ordinary shares, for no consideration (the “Restricted Shares”). The Restricted Shares shall be released ratably on an annual basis over a two-year period (“release period”), starting from the date of grant, and some of them are subject to acceleration provisions upon certain events such as merger or acquisition. The Company has accounted for this award in accordance with FAS123(R). The total grant date fair value was $ 151, reflecting the quoted market price of the Company’s Ordinary shares as of the date of grant over the purchase price of $ 0 as compensation expense, ratably over the release period of the Restricted Shares. Compensation expenses of approximately $34, $ 37 and $ 30 were recognized during the years ended December 31, 2006, 2007 and 2008, respectively.

c.	During the year ended December 2007, the Company granted to the Company’s employees and consultants 67,160 restricted Ordinary shares, at no consideration (the “Restricted Shares”). The Restricted Shares shall be released ratably on an annual basis over a two or three-year period (“release period”), starting from the date of grant, and some of them are subject to acceleration provisions upon certain events such as merger or acquisition. The Company has accounted for this award in accordance with FAS123(R) and for the awards granted to consultants in accordance with FAS123(R) and EITF 96-18. The total grant date fair value was $ 224, reflecting the quoted market price of the Company’s Ordinary shares as of the date of grant over the purchase price of $ 0 as compensation expense, ratably over the release period of the Restricted Shares. Compensation expenses of approximately $ 110 and $ 83 were recognized during the years ended December 31, 2007 and 2008, respectively.

d.	During the year ended December 31, 2008, the Company granted to the Company’s employees directors and consultants 203,200 restricted Ordinary shares, for no consideration (the “Restricted Shares”). 15,200 of the Restricted Shares that were granted to consultants were released in 2008 and 188,000 Restricted Shares shall be released ratably on an annual basis over a two-year period (“release period”), starting from the date of grant, and some of them are subject to acceleration provisions upon certain events such as merger or acquisition. The Company has accounted for this award in accordance with FAS123(R). The total grant date fair value was $ 284, reflecting the quoted market price of the Company’s Ordinary shares as of the date of grant over the purchase price of $ 0 as compensation expense, ratably over the release period of the Restricted Shares. Compensation expenses of approximately $ 135 were recognized during the year ended December 31, 2008.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS’ EQUITY (CONT.)

e.	The following is a summary of the Company’s employees’ and directors’ stock option activity under the Plans and related information:

	Year ended December 31, 2008
	Number of options	Weighted average remaining contractual term (years)	Aggregate intrinsic value	Weighted average exercise price

Outstanding - beginning of the year	107,720			$10.06

Expired	(16,659)			$14.45

Forfeited	(29,886)			$8.79

Outstanding - end of the year	61,175	2.36	—	$9.58

Vested	61,175	2.36	—	$9.58

Options exercisable	61,175	2.36	—	$9.58

The total intrinsic value of options exercised during the year ended December 31, 2006, was $2. No options were exercised in 2007 and 2008.

The options outstanding as of December 31, 2008, under the Plans, have been separated into ranges of exercise price, as follows:

Range of exercise price	Options outstanding and exercisable as of December 31, 2008	Weighted average remaining contractual life (years)	Weighted average exercise price

$ 7.95-8.20	28,075	1.64	$7.95
$ 10.00-11.65	33,100	2.97	$10.97

	61,175		$9.58

Compensation expenses related to options of approximately $ 59 were recognized during the year ended December 31, 2006. No compensation expenses related to options were recognized during the years ended December 31, 2007 and 2008.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS’ EQUITY (CONT.)

f.	A summary of the status of the Company’s restricted shares as of December 31, 2008, and changes during the year ended December 31, 2008, is presented below:

Restricted shares	Shares	Weighted average grant - date fair value
Restricted at January 1, 2008	80,715	$3.50
Granted	203,200	$1.52
Vested	(51,440)	$2.96
Forfeited	(26,175)	$2.88

Restricted at December 31, 2008	206,300	$1.76

As of December 31, 2008, there was $ 198 of total unrecognized compensation cost related to restricted shares compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted-average period of 1.2 years. The total fair value of restricted shares released during the year ended December 31, 2008 was $ 152.

The weighted average grant date fair value of shares granted during 2006, 2007 and 2008 were $4.15, $3.34 and $ 1.52, respectively.

g.	Options and Shares issued to consultants:

1.	The Company’s outstanding options to consultants as of December 31, 2008, are as follows:

Issuance date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through
August 2003	4,900	$7.95	4,900	August 2010
August 2004	500	$10.00	500	August 2011
March 2005	7,000	$10.30	7,000	March 2012

Total	12,400		12,400

Compensation expenses of approximately $ 25, $ 3 and $ 0 were recognized during the years ended December 31, 2006, 2007 and 2008, respectively as sales and marketing expenses.

2.	In January 2006, the Company granted 4,000 Ordinary shares under the 2005 Share Options Plans to a service provider in consideration of consulting services.

In March 2007, the Company granted 6,000 restricted shares under the 2005 Share Options Plans to service providers in consideration of consulting services.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS’ EQUITY (CONT.)

3.	In November 2007 and December 2007, the Company granted 28,500 Ordinary shares under the 2005 Share Options Plans to service providers in consideration of consulting services.

4.	In July 2008, the Company granted 15,200 Ordinary shares under the 2005 Share Options Plans to service providers in consideration of consulting services.

Warrants:

The Company’s outstanding warrants to investors and consultants as of December 31, 2008, are as follows:

Issuance date	Warrants for Ordinary shares	Exercise price per share	Warrants exercisable	Exercisable through

April 1998	578	$1.25	578	No expiration date
August 2005	23,334	$10.50	23,334	August 2010
September 2005	32,540	$10.50	32,540	September 2010
January 2008	600,000	$2.00	600,000	December 2010
May 2008	7,152	$1.65	7,152	May 2011

Total	663,604		663,604

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

NOTE 13:- TAXES ON INCOME

FIN-48:

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), on January 1, 2007. As a result of the implementation of Interpretation 48, the Company recognized an increase of approximately $ 55 in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of the accumulated deficit and an amount of $ 13 and $ 16 related to interest and penalties on tax positions for the years ended December 31, 2007 and 2008, respectively, which was recorded in financial expenses. The interest and penalties liability related to uncertain tax positions in the amounts of $ 29, is included within the income tax provision on the Company’s consolidated balance sheet as of December 31, 2008.

The reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits was not provided due to immateriality.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (CONT.):

In accordance with the Company’s accounting policy, both before and after adoption of FIN 48, interest expense and potential penalties related to income taxes are included in the financial expenses, net line of the Company’s consolidated statements of operations.

The Company and its subsidiaries file federal and state income tax returns in the U.S., Israel, Australia and the U.K. ViryaNet Ltd. may be subject to examination by the Israel tax authorities for fiscal years 2003 through 2008. ViryaNet Inc.’s (the U.S. subsidiary) tax returns through 2006 were audited by the U.S. Internal Revenue Service (“IRS”) which resulted with no incremental tax liability. ViryaNet Inc. may be subject to examination by the IRS for fiscal years 2007 and 2008. ViryaNet PTY (the Australian subsidiary) may be subject to examination by the Australian tax authorities for fiscal years 2005 through 2008.

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

Reduction in Israeli tax rates:

For tax year 2008, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 27%. Following an amendment to the Israeli Income Tax Ordinance, 1961 (the “Israeli Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.

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

The status of “approved enterprise” granted for the February 1989 and the March 1995 investment programs has expired.

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

Pursuant to the Law, the Company has elected for its investment program the “alternative benefits” track and has waived Government grants in return for a tax exemption. The Company’s offices and its research and development center are located in Jerusalem, in a region defined as a “Priority A Development Region”. Therefore, income derived from this program will be tax-exempt for a period of ten years commencing with the year in which it first earns taxable income, subject to certain conditions.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (CONT.):

As the Company currently has no taxable income, the benefits from this program have not been yet utilized.

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

If the retained tax-exempt income were distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (rate of 10%—25% based on the percentage of foreign ownership in the Company’s shares) on the gross amount distributed. In addition, these dividends will be subject to a 15% withholding tax. The Company’s board of directors has determined that such tax-exempt income will not be distributed as dividends.

The Law also grants entitlement to accelerated depreciation claim on buildings and equipment used by the “approved enterprise” during the first five tax years of using the assets.

Income from sources other than the “approved enterprise” during the benefit period will be subject to tax at the regular Israeli corporate tax rate, as described above.

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

However, the Capital Investments Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company’s existing “approved enterprise” will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new Law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2008, the Company did not generate income under the provision of the new Law.

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

NOTE 13:- TAXES ON INCOME (CONT.):

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

Net operating losses carryforward:

The Company has accumulated losses for tax purposes as of December 31, 2008, in the amount of approximately $ 33,047 which may be carried forward and offset against taxable income and capital gain in the future for an indefinite period.

Through December 31, 2008, ViryaNet U.K. had accumulated losses for income tax purposes of approximately $ 13,320, which can be carried forward and offset against taxable income in the future for an indefinite period.

In April 2007, the Company dissolved ViryaNet Japan, and the accumulated loss for income tax purposes of $ 1,197 was extinguished as part of the dissolution.

As of December 31, 2008, the U.S. subsidiary had U.S. federal net operating loss carryforward for income tax purposes in the amount of approximately $ 7,191. Net operating loss carryforwards arising in taxable years beginning after August 6, 1997 can be carried forward and offset against taxable income for 20 years, expiring between 2017 and 2028.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Through December 31, 2008, ViryaNet Australia had accumulated losses for income tax purposes of approximately $ 261, which can be carried forward and offset against taxable income in the future for an indefinite period.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (CONT.):

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2007	2008

Deferred tax assets:
U.S. net operating loss carryforward	$2,815	$2,896
Israeli net operating loss carryforward	7,573	8,262
U.K. net operating loss carryforward	5,467	3,996
Australia net operating loss carryforward	79	78
Basis difference on long lived assets	220	202
Acquired intangible assets	427	449
Research and development	393	304
Accruals and reserves	257	205
Valuation allowance	(16,888)	(15,948)

Total deferred tax assets	343	444

Deferred tax liabilities:
Goodwill	(343)	(444)

Total deferred tax liabilities	(343)	(444)

Total net deferred tax assets	$—	$—

As of December 31, 2008, the Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, since they have a history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

Net loss (income) consists of the following:

	Year ended December 31,
	2006	2007	2008
Domestic	$1,800	$2,660	$2,087
Foreign	119	1,150	(7)

	$1,919	$3,810	$2,080

Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

In 2006, 2007 and 2008, the main reconciling item of the statutory tax rate of the Company (31%—in 2006, 29% in 2007 and 27% in 2008) to the effective tax rate (0%) is tax loss carryforwards and other deferred tax assets for which a full valuation allowance was provided.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

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

The following table presents total revenues for the years ended December 31, 2006, 2007 and 2008 and long-lived assets as of December 31, 2006, 2007 and 2008:

	2006		2007		2008
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
United States	$9,917	$793	$8,809	$611	$9,655	$381
Europe and the Middle East	1,021	81	1,001	43	445	28
Asia Pacific	2,922	816	1,349	644	1,270	308

	$13,860	$1,690	$11,159	$1,298	$11,370	$717

b.	Major customers data as a percentage of total revenues:

There were no major customers representing 10% or more of revenues in 2006, 2007 and 2008.

NOTE 15:- FINANCIAL EXPENSES, NET

	Year ended December 31,
	2006	2007	2008
Income:
Income from conversion of convertible debt	$975	$—	$—
Other income	—	—	7

Total income	975	—	7

Expenses:
Interest and bank charges	604	286	324
Foreign currency translation adjustments	188	113	0
Stock based compensation expenses related to options and shares granted to a Bank and financial consultants	227	136	97

Total expenses	1,019	535	421

Financial expenses, net	$44	$535	$414

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

During the period from 2006 through 2008, the Company purchased several insurance policies from Clal Credit Insurance and Clal Insurance, both of which are affiliated with the Clal Group, which is the Company’s shareholder.

c.	Transactions with Telvent Interactive S.A. (“Telvent”), a shareholder in the Company, an affiliate of which serves on the Company’s board of directors:

On June 30, 2004, the Company entered into a value added reseller agreement with Telvent, under which Telvent became a non-exclusive reseller of the Company’s products at normal reseller terms.

On December 1, 2004, the Company entered into an agreement with Telvent, under which, Telvent provides the Company with certain technical consulting services relating to one of the Company’s customers.

During 2006, 2007 and 2008 the Company recorded $ 137, $ 105 and $ 0, of Maintenance revenues from Telvent, respectively.

d.	As part of e-Wise acquisition in 2005, the Company assumed an amount of approximately $ 285 in unsecured debt. The note bears interest at a rate equal to 5%. The unsecured debt is payable to e-Wise’s major shareholder, Mark Hosking, who became a shareholder and an officer of the Company as a result of the acquisition.

On August 28, 2007, the Company and Mark Hosking, agreed to a revision in the payment terms for the $ 115 balance of the Company’s unsecured debt arrangement with Mr. Hosking.

The Company paid $ 25 and $ 12 during the years ended December 31, 2007 and 2008 respectively. As of December 31, 2008, the outstanding amount of the debt is $ 79.

e.	On November 30, 2006, LibertyView sold $ 500 of its Convertible Debt to Jerusalem High-tech Founders, Ltd. (“JHTF”), a company controlled by Samuel HaCohen, the Company’s Chairman of the Board of Directors, and in which Vladimir Morgenstern, a member of the Company’s board of directors, has an economic interest. Upon the sale of the debt, the Company signed an agreement with JHTF, which was approved by the Company’s shareholders and consummated on December 29, 2006, to convert the $ 500 Convertible Debt to Preferred A shares at $ 7.65 per Preferred A share, which may be converted at the discretion of JHTF on a one-to-one basis to Ordinary shares at any time. The Company issued 65,360 Preferred A shares to JHTF in exchange for the conversion of $ 500 of JHTF debt to the Company. See also Note 10.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- SUBSEQUENT EVENTS

On October 28, 2009 the Company received from Bank Hapoalim a waiver of its bank covenants (see Note 6) for the second, third and fourth quarter of 2009 and for the first quarter of 2010. In connection with the waiver the Company agreed to pay fees of $15,000 to the bank.

SCHEDULE II

VIRYANET LTD

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

	Year ended December 31,
	2006	2007	2008

Allowance for doubtful accounts at beginning of year	$52	$52	$52
Provision	—	—	—
Accounts receivable written off	—	—	52

Allowance for doubtful accounts at end of year	$52	$52	$—

