Form 20-F
period 2009-12-31
VIRYANET LTD
filed 2010-07-15
CIK 1119744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

As of December 31, 2009, the Registrant had 3,270,845 shares outstanding, comprised of 2,944,048 Ordinary Shares and 326,797 Preferred A Shares.

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

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein (including in the Risk Factors described in Item 3 below) and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements, include: whether we are able to achieve anticipated levels of profitability, growth and cost; whether we are able to timely develop and gain acceptance for our new products; the impact of competitive pricing; the impact of general business and global economic conditions; and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission.

Except to the extent required by law, neither we, nor any of our respective agents, employees or advisors, intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

PART I

Item 1.	Identity Of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The tables that follow present portions of our financial statements and are not complete. You should read the following selected financial data together with our consolidated financial statements, notes to our consolidated financial statements and the Operating and Financial Review and Prospects section included in this annual report. Historical results are not necessarily indicative of any results to be expected in any future period.

We derived the selected consolidated statements of operations data below for the years ended December 31, 2007, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008 and 2009, from our audited consolidated financial statements, which are included elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We derived the consolidated statements of operations data for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 from audited consolidated financial statements that are not included in this annual report.

Summary Consolidated Financial Information

U.S. dollars in thousands (except share and per share data)

	2005	2006	2007	2008	2009
Statement of Operations Data:
Revenues:
Software licenses	$1,720	$1,520	$1,769	$1,380	$1,508
Maintenance and services	12,487	12,340	9,390	9,990	8,919

Total revenues	14,207	13,860	11,159	11,370	10,427
Cost of revenues:
Software licenses	358	356	358	275	206
Maintenance and services	7,855	6,831	5,633	5,586	3,967

Total cost of revenues	8,213	7,187	5,991	5,861	4,173
Gross profit	5,994	6,673	5,168	5,509	6,254

Operating expenses:
Research and development, net	2,504	2,121	2,290	1,753	1,076
Sales and marketing	5,214	3,692	3,429	3,119	2,700
General and administrative	3,004	2,735	2,485	2,303	1,822

Total operating expenses	10,722	8,548	8,204	7,175	5,598
Income (loss) from operations	(4,728)	(1,875)	(3,036)	(1,666)	656
Financial expenses, net	(1,330)	(44)	(535)	(414)	(160)
Other income (loss)	—	—	(239)	—	—

Net income (loss)	$(6,058)	$(1,919)	$(3,810)	$(2,080)	$496

Basic net income (loss) per share	$(4.68)	$(1.03)	$(1.66)	$(0.70)	$0.16
Weighted average number of shares used in computing basic net income (loss) per Ordinary Share	1,294,834	1,857,217	2,292,190	2,992,752	3,176,831

Diluted net income (loss) per share	$(4.68)	$(1.03)	$(1.66)	$(0.70)	$0.14
Weighted average number of shares used in computing basic and diluted net loss per Ordinary Share	1,294,834	1,857,217	2,292,190	2,992,752	3,540,467
Balance Sheet Data:
Cash and cash equivalents	$2,040	$736	$413	$143	$156
Working capital (deficit)	(4,004)	(4,520)	(6,098)	(5,830)	(5,611)
Total assets	14,456	11,919	11,190	9,802	9,241
Long-term loan, including current maturities	1,991	1,292	738	1,739	1,289
Long-term convertible debt	3,592	568	556	543	530
Shareholders’ equity	183	2,534	50	(1,375)	(606)

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

Although we had net income of $0.5 million in 2009, we had incurred substantial net losses during each of the four fiscal years prior to 2009 and may not achieve profitability in 2010 or in future years. As of December 31, 2009, we had an accumulated deficit of approximately $121.2 million. In order to maintain profitability we will need to increase our revenues while containing or reducing our costs. However, a substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. Prior to 2009, while our revenues in 2008, 2007, and 2006 were $11.4 million, $11.2 million, and $13.9 million, respectively, we incurred net losses of $2.1 million, $3.8 million, and $1.9 million, respectively, during these years. Furthermore, while we achieved profitability in 2009, our revenues decreased to $10.4 million. We cannot assure you that we will be able to increase our revenues once again, or, that even if we are able to increase our revenues we will be able to maintain our profitability on a consistent basis.

Our operating results have fluctuated significantly in the past and may fluctuate significantly in the future, thereby making it difficult for investors to make reliable period-to-period comparisons of such results, which may contribute to volatility in the market price for our Ordinary Shares and may adversely impact the price of our Ordinary Shares. and.

Our revenues, gross profits and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. The following events or factors may cause fluctuations in our operating results and/or cause our share price to decline:

•	changes in global economic conditions in general, and conditions in our industry and target markets in particular;

•	changes in demand or timing of orders, especially large orders, for our products and services;

•	the length and unpredictability of our sales cycle;

•	timing of product releases;

•	the dollar value of, and the timing of, our contracts;

•	delays in completion of implementation projects with customers;

•	the mix of revenue generated by software licenses and professional services;

•	price and product competition;

•	changes in selling and marketing expenses, as well as other operating expenses;

•	technological changes;

•	our ability to expand our workforce with qualified personnel, as may be needed;

•	reductions in the level of our cash balances and our ability to raise cash;

•	consolidation of our customers;

•	fluctuations in the economic factors impacting LIBOR (which is the benchmark rate used to determine the interest expenses incurred by us on our bank borrowings under our bank arrangement);

•	the geographic composition of our revenues;

•	integration and assimilation of management, employees and product lines of acquired companies;

•	effectiveness of our customer support, whether provided by our resellers or directly by us; and

•	foreign currency exchange rate fluctuations , primarily the US dollar against the Israeli shekel.

As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as indicative of our future performance. Also, it is possible that our results of operations may be below the expectations of public market analysts and investors. If this happens, the price of our Ordinary Shares will likely decrease.

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

In 2008 and 2009, we had positive cash flow from operations. However, prior to 2008, we had negative cash flow from operations for each of the several preceding years. In the past five years, we have had aggregate negative operating cash flow in the amount of $6.9 million. Over the past five years, we have raised approximately $3.5 million in a combination of convertible debt and equity financings during 2005, approximately $1.4 million from private equity financing transactions during 2006 and approximately $1.2 million in a combination of equity and convertible debt financings during 2007 and 2008, . However, we expect that we may need additional financing to fund our business operations. Any additional financing that is structured as a secured debt financing may require the consent of our main current creditors, Bank Hapoalim and LibertyView. Our ability to raise additional financing from third parties may be impacted by the limited liquidity of our Ordinary Shares on the Over-The-Counter Bulletin Board (“OTCBB”). We cannot assure you that additional financing will be available on terms favorable to us, or at all. In the event that the market price of our Ordinary Shares does not appreciate or declines, we may not be able to consummate a private equity financing transaction to raise additional capital. If adequate funds are not available or are not available on acceptable terms, our ability to fund our day to day operations, expand our research and development, and marketing and sales, efforts, pursue potential acquisitions, take advantage of unanticipated opportunities, develop or enhance our website content, features, services, or otherwise respond to competitive pressures would be severely constrained. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders will be reduced, and any newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We will need sufficient funds to re-pay our loans from Bank Hapoalim, which may be subject to immediate repayment if we do not meet our repayment schedule or meet specified conditions.

As of May 31, 2010, our aggregate outstanding borrowings from Bank Hapoalim were approximately $1.6 million, which consisted of (i) short-term borrowings of approximately $0.25 million, of which $0.1 million is drawn in dollars with interest payable quarterly at a rate of 11.5%, and $0.13 million is drawn in NIS with interest payable quarterly at a rate of prime plus 3.3%, and (ii) long-term loans of approximately $1.1 million with an interest rate of 3 months LIBOR plus 3.25% and $0.25 million with an interest rate of 3 months LIBOR plus 4.3%.

Our overall bank financing arrangement with Bank Hapoalim had historically been subject to financial covenants, and on August 29, 2007, Bank Hapoalim agreed to modify our bank covenant requirements as part of our overall bank financing arrangement such that on a quarterly basis starting August 1, 2007 (i) our shareholders’ equity is required to be at least the higher of (a) 13% of our total assets, or (b) $1.5 million, and (ii) our cash balance is required to be not less than $0.5 million. In addition, Bank Hapoalim provided us with a waiver of these new bank covenant requirements for the remainder of 2007. In connection with the modification of these waiver and bank covenant requirements, we agreed to pay $10,000 of fees and issue 10,000 Ordinary Shares to the bank.

We were not in compliance with these covenants for each quarterly period during the years ended December 31, 2008 and 2009. However, on September 28, 2008 we received a waiver of these covenants from Bank Hapoalim for each quarterly period during 2008 and for the first quarter of 2009, and on October 28, 2009 we received from Bank Hapoalim a waiver of these covenants for the remaining quarters of 2009 and for the first quarter of 2010. In connection with the waivers granted on October 28, 2009 we paid fees of $15,000 to the bank.

On July 15, 2010 we received from Bank Hapoalim a waiver of these covenants for the remaining quarters of 2010 and for the first quarter of 2011. In connection with this waiver we agreed to pay fees of $15,000 to the bank.

On September 29, 2008, Bank Hapoalim agreed to convert a $1.6 million short term loan that was due on January 2, 2009 into a long-term loan payable in the following increments: $0.1 million on July 2, 2009; an additional $0.1 million on August 15, 2009; and the balance of $1.4 million in 14 quarterly installments of $0.1 million each, commencing on October 2, 2009. The interest on our long-term loan is payable quarterly at a rate of LIBOR plus 3.25%. In connection with the waivers granted on September 28, 2008 and the conversion of the short-term loan to a long-term loan, we agreed to pay fees of $30,000 to the bank.

We may need to obtain funding from third parties to meet the payment obligations under the above-described loan arrangement in a timely manner, and there is no assurance that Bank Hapoalim will grant us an extension of these payment dates in the future, if requested. Our ability to raise capital via convertible debt or equity financing arrangements with third parties for the re-payment of our loans with Bank Hapoalim may be impacted by the limited liquidity of our Ordinary Shares on the OTCBB. There can be no assurance that we will meet our covenants to the bank or that the bank will waive non-compliance with any such covenants in the event that we do not meet them. If we fail to timely effect any repayment of loans to Bank Hapoalim or to meet these covenants, the bank may demand immediate repayment of the outstanding debts and all interest thereon and shall be entitled to exercise any remedies available to it. That would have a material adverse effect on our business.

We have substantially reduced the number of our employees during 2005, 2006, 2007, 2008 , and, as a result, may be unable to meet certain revenue objectives and continue to incur losses.

During 2004, we substantially increased our overall headcount from 86 at the beginning of the year to 126 at the end of the year. Part of such increase was related to the assumption of 25 employees as a result of our acquisition of Utility Partners. In June 2005, we added another 22 employees via the acquisition of e-Wise Solutions, raising our headcount to 148. After the acquisition of e-Wise, we determined that we had an excess of resources resulting from these acquisitions and took action to reduce headcount. These actions resulted in a reduction of our headcount to 120 at the end of December 2005, 98 at the end of December 2006, and 88 at the end of December 2007. During 2008, we further reduced our headcount to 67 employees,. Although we believe that we currently have sufficient resources available to meet and support our current obligations in relation to our current staff, we may not be able to maintain this headcount. If we are forced to reduce headcount further, our ability to meet our growth goals, and our business and operations, may be negatively impacted.

We may need to expand our sales, marketing, research and development and professional services organizations but may lack the resources to attract, train and retain qualified personnel, which may hinder our ability to grow and meet customer demands.

While we have conducted reductions in the number of our employees the past several years, due to operational needs, we may need to reverse course and expand our headcount beyond our current staff in order to increase market awareness and sales of our products. We may also need to increase our quality assurance, technical and customer support staff to support new customers and the expanding needs of existing customers. These positions require training on the use of our products, and we generally expect that the training period will take a significant amount of time before these personnel can support our customers. In addition, there is competition for qualified personnel (especially senior employees). Competition for qualified professional employees may lead to increased labor and personnel costs. If we need to hire additional employees and are unable to attract, train, motivate and retain qualified personnel, we may not be able to achieve our objectives, and our business could be harmed.

Competition for senior employees can be intense, especially in a number of our key markets and locations, including Israel. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. The market for the qualified personnel that we require is very competitive, even in times of economic downturn, because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. This is particularly true in Israel, where competition for qualified personnel is intense. We may not be able to compete effectively for the personnel that we need. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our ability to achieve our research and development and sales objectives.

Historically, our revenues have been concentrated in a few large orders and a small number of customers. Our business could be adversely affected if we lose a key customer.

A significant portion of our revenues each year has been derived from large orders from a small number of customers which are not necessarily the same customers each year. In 2007, three customers each accounted for approximately 6% or more of our revenues, and such revenues represented, in the aggregate, 19% of our total revenues. In 2008, four customers each accounted for approximately 6% or more of our revenues, and such revenues represented, in the aggregate, 32% of our total revenues. In 2009, five customers each accounted for approximately 6% or more of our revenues, and such revenues represented, in the aggregate, 39% of our total revenues. We do not expect that the five customers accounting for 39% of our revenue during 2009 will generate a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We cannot assure you that we will continue to attract such substantial customers that will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or a significant reduction in sales to a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to be profitable.

Our sales cycle is variable and often long and involves investment of significant resources on our part, but may never result in actual sales and we may therefore suffer additional losses.

Our sales cycle from our initial contact with a potential customer to the signing of a license and related agreements has historically been lengthy and variable. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources, causing us to incur most of our product development and selling and marketing expenses in advance of a potential sale. In addition, a number of companies decide which products to buy through a request for proposal process. In those situations, we also run the risk of investing significant resources in a proposal that results in a competitor obtaining the desired contract from the customer or in a decision by a customer not to proceed. The purchasing decisions of our customers are subject to the uncertainties and delays of the budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures. If our sales cycles lengthen further, our quarterly operating results may become less predictable and may fluctuate more widely than in the past. Due to the relatively large size of some orders, a lost or delayed sale could have a material adverse effect on our revenue and operating results.

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

Our revenues from the sale of software licenses have fluctuated over the past three years, declining to approximately $1.4 million in 2008 from approximately $1.8 million in 2007, and rising back up to approximately $1.5 million in 2009. Our revenues from services have also fluctuated over the past three years, increasing to approximately $10 million in 2008 from approximately $9.4 million in 2007, and then declining to approximately $8.9 million in 2009. Both of these trends have had a direct impact on our gross margins and profitability. Our gross margin from software licenses is substantially higher than our gross margin from services, since our cost of services, which includes expenses of salaries and related benefits of the employees engaged in providing the services, is substantially higher than our cost of software licenses. However, a decline in the volume of services revenues that we generate (regardless of such services’ relative lesser profitability) may in any case have an adverse direct impact on our overall gross margins and profitability if not accompanied by a countervailing increase in the amount of revenue from software licenses. If software license revenues should once again decline, or if services revenues continue to decline and are not again accompanied by a countervailing increase in software license revenues, our gross margins and profitability may be adversely affected.

If we fail to stabilize or improve our margins on service revenues in the future, our results of operations could suffer.

Our margins on service revenues have not been consistent. In 2009, our margins on services revenues were 56% compared to 44% in 2008 and 40% in 2007. In order to maintain or continue to improve our margins on services revenues, we will need to maintain or increase the efficiency and utilization of our services personnel, consistently control our costs, and increase the volume of our services revenues. There is no assurance that we will be able to maintain or continue to improve our services margins, or, that they will not decline in the future.

Our ability to maintain or increase our revenues may depend on our ability to make sales through third parties.

We are becoming more dependent upon resellers and channel partners to generate a substantial portion of our revenues. We expect this dependence to continue and potentially increase due to our limited internal sales and marketing resources in existing markets and to furthermore increase due to our desire to penetrate new vertical markets for our products in North America and expand into new geographic markets for our products outside of North America. As a result of the limited resources and capacities of many resellers and channel partners, even if we manage to maintain and expand our relationship with such resellers and channel partners, we may be unable to attain sufficient focus and resources from them so as to meet all of our customers’ needs. If anticipated orders from these resellers and channel partners fail to materialize, or if our current business agreements with them are terminated, our business, operating results and financial condition will be materially adversely affected.

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

Our software products are complex and contain undetected defects, particularly when first introduced or when new versions or enhancements are released. Testing of our products is particularly challenging because it is difficult to simulate the wide variety of customer environments in several geographic markets into which our products are deployed. Despite testing conducted by us and our customers, we have in the past shipped product releases with some defects, some customers have cited possible defects, and we have otherwise discovered other defects in our products after their commercial shipment. Our products are frequently more critical to our customers’ operations compared to other software solutions used by such customers, and, as a result, our customers may have a greater sensitivity to product defects relating to our products.

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

We utilize third-party software products to enhance the functionality of our products. Our business would be disrupted if functional versions of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either redesign our software to function with alternate third-party software or develop these components ourselves. If functional versions of third-party software were either no longer available to us or no longer offered to us on commercially reasonable terms, we might be forced to limit the features available in our current or future product offerings, and the commercial release of our products could be delayed, which could materially adversely affect our business, financial condition and results of operations.

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

We market and sell our products and services in the United States, Europe, the Middle East, Asia and Australia. We received 21% of our total revenue in 2007, 15% of our total revenue in 2008 and 13% of our total revenue in 2009 from sales to customers located outside of the United States. In addition to our operations in the United States, we have sales and support facilities and offices in Israel and Australia. These operations require, and the expansion of our existing operations and entry into additional international markets will require, significant management attention and financial resources. In addition, since our financial results are reported in dollars, decreases in the rate of exchange of non-dollar currencies in which we make sales relative to the dollar will decrease the dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may materially adversely affect our results of operation. Historically, we have not hedged our foreign currency-denominated account receivables and expense risks.

We are also subject to a number of risks customary for international operations that are described below in the risk factor titled, “Our business may become increasingly susceptible to numerous risks associated with international operations.”

We depend on key personnel. The loss of any key personnel could affect our ability to compete, and our ability to attract additional key personnel may also be impaired as a result.

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

On February 25, 2002 we completed the acquisition of all of the outstanding shares of iMedeon, Inc. (“iMedeon”), a provider of mobile workforce management solutions to the utilities sector, and on July 29, 2004, we completed the acquisition of all of the outstanding shares of Utility Partners, Inc. On June 15, 2005, we completed the acquisition of substantially all of the assets of e-Wise Solutions of Melbourne, Australia. We may, in the future, acquire or make investments in other complementary businesses, technologies, services or products if appropriate opportunities arise, and we may engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot provide assurances that we will be able to identify future suitable acquisition or investment candidates, or, if we do identify suitable candidates, that we will have sufficient resources to complete such acquisitions or investments, will be able to make the acquisitions or investments on commercially acceptable terms or will be able to complete such acquisitions or investments at all. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, customers, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses, consume cash resources, and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders. We may also incur impairment charges for goodwill and other assets acquired related to acquired companies.

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

Our facilities are located in North America, Israel, and Australia. This geographic dispersion consumes significant management resources that may place us at a disadvantage compared to our locally based competitors. In addition, our international operations are generally subject to a number of risks, including:

•	differing technology standards and language requirements;

•	changing product and service requirements in response to the formation of economic and marketing unions, including the European Economic Union;

•	economic or political changes in international markets;

•	the uncertainty of protection for intellectual property rights in some countries; and

•	multiple and possibly overlapping tax structures.

•	foreign currency exchange rate fluctuations;

•	longer sales cycles;

•	multiple, conflicting and changing governmental laws and regulations;

•	greater dependency on partners;

•	time zone and cultural differences;

•	protectionist laws and business practices that favor local competition;

•	difficulties in collecting accounts receivables and longer collection; and

•	political and economic instability.

We expect international revenue to increase as a percentage of total revenue, and we believe that we must continue to expand our international sales and professional services activities in order to be successful. Our international sales growth will be limited if we are unable to expand our international sales management and professional services organizations either through a direct presence in local markets or through channel partners. If we fail to manage our geographically dispersed organization, we may fail to execute our business plan, and our revenues may decline.

Risks Related to the Ownership of our Ordinary Shares

Our Ordinary Shares are quoted on the Over the Counter Bulletin Board and previously were quoted on the Pink Sheets, which has adversely affected, and may continue to adversely affect, the market price of, and trading market for, our Ordinary Shares.

On June 12, 2007 our Ordinary Shares were delisted from NASDAQ SmallCap Market (now known as the NASDAQ Capital Market) and became eligible for quotation and trading on the Pink Sheets. On December 14, 2007, our Ordinary Shares became eligible for quotation and trading on the OTCBB under the ticker symbol VRYAF.OB. On September 11, 2008, due to our delinquency with respect to the filing of our annual report on Form 20-F for the year ended December 31, 2007, our Ordinary Shares ceased to be eligible for quotation on the OTCBB and were removed from the OTCBB. Following the removal from the OTCBB, our Ordinary Shares became immediately eligible for quotation and trading on the Pink Sheets. On March 4, 2010, our Ordinary Shares became eligible once again for quotation and trading on the OTCBB.

The limited volume of trading in our Ordinary Shares on the OTCBB and the Pink Sheets has materially impaired, and may continue to materially impair, the ability of our shareholders to buy and sell our Ordinary Shares, and has had, and could continue to have, an adverse effect on the market price and the trading market for our Ordinary Shares. Such factors could also significantly impair our ability to raise capital should we desire to do so in the future or to utilize our Ordinary Shares as consideration in acquisitions. Furthermore, should we once again fail to remain current with our Exchange Act reporting, our Ordinary Shares could once again be removed from the OTCBB and be quoted on the Pink Sheets, which would exacerbate the above-identified problems related to liquidity, market price and trading market for our Ordinary Shares.

The market price of our Ordinary Shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all.

The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our Ordinary Shares. The market price of our Ordinary Shares increased significantly during the last year, from $0.21 on December 31, 2008 to $1.20 on December 31, 2009, but declined during the first five months of 2010, to $0.95 on May 31, 2010, and may continue to fluctuate substantially due to a variety of factors, including:

•	the limited volume of trading in our Ordinary Shares on the OTCBB;

•	any anticipated or actual fluctuations in our financial condition and operating results;

•	our inability to meet any guidance or forward looking information, if provided;

•	public announcements concerning us or our competitors;

•	the introduction or market acceptance of new service offerings by us or our competitors;

•	changes in security analysts’ financial estimates for us or other companies;

•	changes in generally accepted accounting principles that impact how we calculate our financial results;

•	sales of our Ordinary Shares by existing shareholders;

•	the limited market for our shares;

•	the use of our Ordinary Shares for the acquisition of the outstanding shares or assets of other companies;

•	our need to raise additional capital through private or public debt or equity financings;

•	changes in political conditions in Israel; and

•	the current economic uncertainty in the U.S. and globally.

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

Since August 4, 2003, which marked the initial point at which we needed to raise additional capital after our IPO, the number of shares that we have outstanding has increased substantially. The increase in the number of our outstanding shares has been primarily due to (i) private equity and convertible debt financings which have raised approximately $13.6 million (excluding transaction-related expenses) from 2003 to the present time (see Liquidity and Capital Resources section under Item 5 –

How We Have Financed Our Business; Source of Cash), (ii) our acquisition of Utility Partners, Inc. in July 2004, which resulted in the issuance of 179,697 Ordinary Shares, and (iii) our acquisition of e-Wise Solutions in June of 2005, which resulted in the issuance of an aggregate of 111,156 Ordinary Shares.

As of June 1, 2010, there were also outstanding warrants to purchase an additional 663,604 of our Ordinary Shares at exercise prices ranging from $1.25 to $10.50 per share, and we have reserved up to 828,000 Ordinary Shares for issuance under our share option plans, under which 36,534 options have been exercised and the restrictions on 400,353 restricted shares have lapsed as of June 1, 2010. In addition, the balance of our convertible debt owed to LibertyView, in a principal amount of $480,000, may be converted by LibertyView at any time into our Ordinary Shares at an exercise price of $11.025 per share. The sale, or availability for sale, of such substantial quantities of our Ordinary Shares may have the effect of further depressing the market price of our stock. In addition, a large number of our Ordinary Shares that were previously subject to resale restrictions are currently eligible or shall soon be eligible for resale into the public market.

We may continue to issue equity or convertible securities, and the issuance of such securities could be dilutive to our shareholders. Certain warrants and options, when issued, may be valued at fair value, and we may therefore be required to reflect appropriate charges to our income in our financial statements as of the time of issuance. We have provided registration rights in the past to certain shareholders and may continue to do so in the future, which would ease the resale of Ordinary Shares that would otherwise be subject to securities law resale restrictions, thereby potentially contributing to the depression of the market price of our Ordinary Shares.

Our executive officers, directors and affiliated entities will be able to influence matters requiring shareholder approval and they may disapprove actions that you vote to approve.

As of June 1, 2010, our executive officers and directors serving as of such date, and entities affiliated with them, in the aggregate, beneficially owned approximately 52.3% of our outstanding Ordinary Shares, which includes Ordinary Shares issuable under options and warrants to purchase Ordinary Shares which are exercisable or will become exercisable within 60 days of June 1, 2010 and all Ordinary Shares which may be issued upon conversion of Preferred A Shares. Such percentage does not take into account restricted Ordinary Shares that have been granted to executive officers and directors, the restrictions related to which will lapse more than 60 days after June 1, 2010. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

Risks Related to Our Location in Israel

It may be difficult to effect service of process and enforce judgments against directors, officers and experts in Israel.

We are organized under the laws of the State of Israel. Several of our executives, directors, certain research and development employees, and some of the experts upon whom we rely for key services, are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside of the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions instituted in Israel.

Political, economic and military conditions in Israel could negatively impact our business.

Our principal research and development facilities are located in Israel. We are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, which varies in degree and intensity, has caused security and economic problems in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing or revived hostilities related to Israel will not have a material adverse effect on us or our business and on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain and although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2010. Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities in December 2008 and January 2009 along Israel’s border with the Gaza Strip, which resulted from missiles being fired from the Gaza Strip into Southern Israel. There were also extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease.

In addition, Israeli companies and some companies doing business with Israel have been the subject of an economic boycott by Arab countries and their close allies since Israel’s establishment. To date, these matters have not had any material effect on our business and results of operations, but there can be no assurance that they will not have any impact in the future.

Generally, all male adult citizens and permanent residents of Israel, under the age of 45 in some cases, are, unless exempt, obligated to perform up to 36-45 days of military reserve duty annually. Additionally, all Israeli residents of such ages are subject to being called to active duty at any time under emergency circumstances. Many of our employees are currently obligated to perform annual reserve duty. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact that these requirements may have on our workforce or business if political and military conditions should change, neither can we predict the effect on us that may result from any expansion or reduction of these obligations.

We may be adversely affected if the NIS appreciates against the dollar or if the rate of devaluation of the NIS against the dollar is exceeded by the rate of inflation in Israel.

Most of our revenues are in U.S. dollars or are linked to the U.S. dollar, while a portion of our expenses, principally salaries and the related expenses for our Israeli operations, are incurred in NIS. We do not utilize hedging to manage currency risk, and, therefore, are exposed to the risk that the NIS may appreciate relative to the U.S. dollar, or that even if the NIS devaluates in relation to the U.S. dollar, that the rate of inflation in Israel will exceed such rate of devaluation or that the timing of such devaluation will lag behind inflation in Israel. Any of such scenarios would result in increased dollar cost of our operations. In 2008 and 2009, the NIS appreciated relative to the dollar by approximately 1.1% and 0.7% respectively, and the Israeli consumer price index furthermore increased at the rate of 3.8% and 3.9% respectively, thereby further escalating the increase in the dollar cost of our Israeli operations. NIS-linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, thereby affecting our net income and earnings per share. We cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation or devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (“OCS”) under the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, and the regulations promulgated thereunder. The terms of these grants prohibit us from manufacturing more than 10% of the products developed using these grants outside of Israel without special approvals. There is no assurance that we will receive such OCS approval. Even if we receive approval to manufacture these products outside of Israel, we may be required to pay increased royalties, up to 300% of the grant amount plus interest, depending on the portion of the total manufacturing volume that is performed outside of Israel. A recent amendment to the Research and Development Law further permits the OCS, among other things, to approve the transfer of manufacturing rights to outside of Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases. If we elect to transfer more than an insubstantial portion of our manufacturing processes to contractors outside of Israel, we may be required to obtain the consent of the OCS and pay higher royalties to the OCS.

The Research and Development Law also provides that the technology and know-how developed under an approved research and development program may not be transferred to third parties inside or outside of Israel without the approval of the OCS (and, in the case of a transfer outside of Israel, absent certain circumstances). Such approval is not required for the sale or export of any products resulting from such research or development. Even if we receive approval to a transfer of technology outside of Israel, a percentage of the consideration paid for such transfer equal to the ratio of the aggregate amount of OCS grants received by us to the aggregate amount of all cash investments made in such technology, including the OCS grants, must be paid to the OCS.

These restrictions may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the OCS, we may be required to refund any grants previously received, together with interest and penalties, and we may be subject to criminal charges.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Although we believe that we will not be treated as a passive foreign investment company in 2009, we cannot assure our shareholders that we will not be treated as a passive foreign investment company in 2010 or in future years. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of the average value of our assets (or possibly the adjusted bases of our assets in particular circumstances), including the pro rata share of the assets of any company in which we are considered to own 25% of the shares by value, in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of our shareholders will be subject to adverse tax consequences, including:

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

Over the past 22 years, we have developed, marketed, and supported field service software applications that have provided companies with solutions that improve the quality and efficiency of complex service business processes. During this period of time, numerous customers around the world have deployed our solutions.

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

On September 5, 2002, we were notified by the Nasdaq National Market (now known as the NASDAQ Global Market) that we were not in compliance with then Nasdaq Marketplace Rule 4450(a)(2) (currently Nasdaq Listing Rule 5450(b)(1)(C)) since we were unable to maintain a minimum market value of $5,000,000 for our publicly held shares, and were informed that we had until December 4, 2002 to regain compliance. Due to the economic and market conditions affecting our valuation, we concluded that we would request a transfer of our securities listing from the Nasdaq National Market to the Nasdaq SmallCap Market (which later became known as the Nasdaq Capital Market). The transfer was approved on December 20, 2002 and the trading of our Ordinary Shares on the Nasdaq SmallCap Market began on December 31, 2002.

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

On June 4, 2007, we voluntarily requested from the NASDAQ Stock Market that our Ordinary Shares be delisted from the NASDAQ Capital Market on June 11, 2007. We were subsequently advised by Nasdaq that our Ordinary Shares would be delisted from the NASDAQ Capital Market on June 12, 2007, at which time our Ordinary Shares became immediately eligible for quotation and trading on the Pink Sheets. On December 14, 2007, our Ordinary Shares began to be quoted and traded on the OTCBB under the trading symbol VRYAF.OB.

On September 11, 2008, due to our delinquency with respect to the filing of our annual report on Form 20-F for the period ended December 31, 2007, our Ordinary Shares ceased to be eligible for quotation on the OTCBB and were removed from quotation on the OTCBB. Following the removal from the OTCBB, our Ordinary Shares became immediately eligible for quotation and trading on the Pink Sheets.

On March 4, 2010, our Ordinary Shares became eligible again for quotation and trading on the OTCBB.

Our cash used towards capital expenditures (i.e., for the purchase of property and equipment) has been $7,000, $32,000 and $194,000 for the years ended December 31, 2009, December 31, 2008, and December 31, 2007, respectively. We believe that our capital expenditure program is sufficient to maintain our current level and quality of operations. We review our capital expenditure program periodically and modify it as required to meet current needs. For 2010, we anticipate spending approximately $75,000 towards capital expenditures.

Business Overview

We are a provider of packaged software applications that automate business processes for mobile workforce management and field service delivery. Optimizing both simple and complex field service work, our solutions schedule and dispatch resources, enable mobile field communication, and provide visibility and operational guidance. Our mission is to provide companies with solutions that improve the quality and efficiency of their service business processes and achieve new levels of operational excellence through automation, agility, and visibility of the Plan-Execute-Monitor business processes. We also provide professional services required to implement and support our software solutions. We have approximately 60 customers worldwide, whom we service from our support offices in the United States, Israel, and Australia.

We target companies in the utility, telecommunications, retail, auto insurance and general service industries that have distributed mobile workforces, strong commitments to customer satisfaction, extensive service agreements, and a need to improve their service operations. We believe that these industries provide substantial growth opportunities for our products and services.

Our historical growth has occurred organically as well as through acquisitions. In February 2002, we acquired Alpharetta, Georgia-based iMedeon, Inc. In July 2004, we acquired another mobile workforce management company, Tampa, Florida-based Utility Partners, and in June 2005, we acquired substantially all of the assets of e-Wise Solutions of Australia, a provider of front-office automation solutions to the utilities sector. These acquisitions have provided us with domain expertise, an installed base of customers in the utilities market, our primary market focus, and significant partnerships, and have furthermore enabled us to incorporate additional features, functions and technology into our advanced product platform.

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

Our revenues are derived mainly from the sale of software licenses and from maintenance and services that we provide in support of our software. The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	2007	2008	2009
Category of Revenues:
Software licenses	15.9%	12.1%	14.5%
Maintenance and services	84.1%	87.9%	85.5%

Total Revenues	100.0%	100.0%	100.0%

The following table breaks down the revenues from our products and services by geographic market, stated as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Country	2007	2008	2009
United States	78.9	84.9	86.9
Europe	9.0	3.9	4.1
Asia Pacific	12.1	11.2	9.0

Total	100.0%	100.0%	100.0%

The majority of our sales personnel operates through our United States subsidiary and covers North America, Europe and portions of Asia Pacific, and the rest operate through our subsidiary in Australia. Our sales and marketing staff consists of professionals in a variety of fields, including marketing and media relations, direct sales, technical sales consultants, product management, and business development. As of December 31, 2009, we employed 11 sales, marketing, product management and business development personnel.

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

Application service providers are used to provide our product to customers who wish to avoid the initial cost of our product combined with the required hardware platforms and infrastructure investments. Through an application service provider, customers will be billed a monthly rental or subscription fee. We have three partners that have hosting capability, offering our products in software as a service (SaaS) model: Vodafone, Mitchell International, and Vertex Group.

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

ViryaNet G4 Innovation:

Unlike other field service management products, G4 provides solutions that truly work for dynamic and complex workforce scheduling and dispatch environments by providing:

•

The industry’s only auto calibration, priority-based optimization technology for scheduling and dispatching resources that allow organizations to continually meet their SLA requirements in highly dynamic environments.

•

The industry’s only platform that provides a Business Process Management (BPM) methodology for exception management that allows complex scheduling and dispatching processes to be automatically adapted to real time exceptions.

•	The industry’s only extensible and open application architecture platform that allows organizations to lower their overall cost of ownership and utilize “best of breed” enterprise applications.

The Modular ViryaNet G4

ViryaNet’s modular G4 offering allows customers to leverage G4’s advanced components integrated with their existing solutions. G4’s modules include:

•	The Planning Module for strategic, tactical, and operational work order and resource planning.

•	The Execution Module for the office and field workforces.

•	The Monitoring Module for executive and operational management to stay in the know.

•	The Infrastructure Module to deploy, integrate, and configure G4 and model a specific environment.

ViryaNet G4 Execution Module

The ViryaNet G4 Execution Module provides ViryaNet’s customers with the appropriate solutions to automate dispatch, field and inventory functions in their business process. Appropriate levels of automation reduce the routine demands on ViryaNet’s customers’ staff, allowing them to proactively focus on exceptions to the plan.

The Execution Module contains specific components providing customers the dispatch, field and inventory functions for operational excellence. These components are:

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

The key feature of the ViryaNet Executive Dashboard is Reporting.

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

ViryaNet Partnerships

The unique strength of the ViryaNet G4 platform, combined with our broad and modular service applications, has allowed us to form strategic alliances with world-class systems integrators (SI’s) and value-added resellers (VARs), including:

•

Amdocs—a high technology company that offers integrated customer management solutions, enabling the world’s leading service providers to build stronger, more profitable customer relationships. ViryaNet is a member of the Amdocs OSS ecosystem, selected as its primary mobile workforce management provider.

•

Vodafone—a European eBusiness solution provider, specializing in front-office applications for sales, marketing and customer service that positions ViryaNet G4 and mobile workforce management applications in the UK, with vast reach into continental Europe. Vodafone acquired Aspective, our partner in the UK, in 2007.

•

GE Energy—a business unit of GE Power Systems and leading global supplier of strategic network solutions to the utilities industry. GE has integrated ViryaNet G4 and mobile workforce management application into its existing portfolio, and positions the ViryaNet offering to the utilities and telecommunications industry.

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

•

Mitchell International—a high technology provider that operates primarily within the United States, incorporates ViryaNet G4 and application technology within its product offering intended exclusively for use in the auto insurance vertical market.

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

Regulatory Framework

Government regulations have not had a material impact on our business.

Organizational Structure

We are organized under the laws of the State of Israel. We are the parent company of our direct and indirect wholly owned subsidiaries, all of which are specified in the table below.

Name of Subsidiary	Country (and State, if applicable) of Incorporation
ViryaNet, Inc.	Delaware, USA
Utility Partners, Inc. (*)	Delaware, USA
iMedeon, Inc. (*)(**)	Georgia, USA
ViryaNet Pty Ltd. (*)	Australia
ViryaNet Europe Ltd.(**)	United Kingdom

(*)	Wholly-owned subsidiary of ViryaNet, Inc.
(**)	Inactive

Note: On April 23, 2007, we formally dissolved our Japanese subsidiary, ViryaNet Japan KK.

Property, Plants and Equipment

We do not own any real property. We lease approximately 6,000 square feet of space in Jerusalem, Israel, used primarily for research and development, with an annual rent of approximately $116,000. The lease agreement for these premises expires on October 31, 2010. Currently, we intend to seek to renew this lease agreement on similar terms or to seek similar office space at approximately the same annual cost, if available.

ViryaNet, Inc., our subsidiary located in Massachusetts, leases 10,007 square feet of office space in Southborough, Massachusetts, that is utilized primarily for administrative, marketing, sales, service and technical support purposes, with an annual rent of approximately $185,000. The lease agreement for these premises expires on June 30, 2011.

Utility Partners, Inc., the subsidiary of ViryaNet, Inc. located in Tampa, Florida, leases approximately 250 square feet of office space used primarily for services and technical support purposes. The lease agreement is renewable every six months upon mutual consent of the two parties with an annual rent of approximately $20,000.

ViryaNet Pty Ltd., our subsidiary in Australia, leases approximately 1,700 square feet of office space in Melbourne, Australia on a monthly basis with a total annual rent of approximately $21,000.

Item 5.	Operating and Financial Review and Prospects

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH YOUR REVIEW OF OUR “SELECTED FINANCIAL DATA” IN ITEM 3 ABOVE AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” IMMEDIATELY PRIOR TO ITEM 1 ABOVE.

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

Overview of Revenues

We derive revenues from licenses of our software products and from the provision of related services. Our operating history shows that a significant percentage of our quarterly software revenue results from orders placed toward the end of a quarter. Software license revenues are comprised of perpetual software license fees primarily derived from contracts with our direct sales clients and indirect partner channels. We recognize revenues in accordance with FASB Accounting Standards Codification “(ASC”) 985-605-15 (originally issued as AICPA Statement of Position 97-2, “Software Revenue Recognition,” or SOP 97-2, as amended), and ASC 605-35-05 (originally issued as AICPA Statement of Position 81-1, “Accounting for Performance of Construction—Type and Certain Production—Type Contracts”) and also adopted Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition” (See “Critical Accounting Policies” and notes to our consolidated financial statements).

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

The majority of our revenues are derived from customers in the United States, with the balance generated by customers in the European and Asia Pacific regions. The percentage of revenue derived from the Asia Pacific region decreased from 11.2% of total revenue in 2008 to 9% of total revenue in 2009, due to completion of several projects in 2008. The percentage of revenue derived from Europe was similar in 2008 and 2009 at approximately 4%. Future growth in the percentage of revenue derived from Europe and Asia Pacific will depend upon the degree of success of our partners in Europe, principally GE Energy and Vodafone, and of our direct sales force in Australia, in closing license sales with new customers. We price our products based on market conditions in each jurisdiction where we operate. Historically, a significant portion of our revenues has been derived from a small number of relatively large customers and we expect this trend to continue. See, among the above “Risk Factors”, “Historically, our revenues have been concentrated in a few large orders and a small number of customers. Our business could be adversely affected if we lose a key customer.”

Overview of Cost of Revenues

Our cost of revenues consists of the cost of software license revenues and cost of maintenance and services. The cost of software license revenues consists mostly of (i) costs of third-party software that is either embedded in our software or licensed for resale from third-party software providers to enhance the functionality of our software and (ii) amortization of acquired technology. The cost of acquired technology is established as part of the purchase price allocation related to the acquisitions of Utility Partners, Inc. and e-Wise Solutions and is amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with ASC 350 (originally issued as SFAS No. 142, “Goodwill and Other Intangible Assets”). Cost of maintenance and services consists of (i) salaries and related expenses of our professional services organization employees, third-party consultants and contractors, (ii) third party software support, (iii) amortization of stock-based compensation, (iv) depreciation of fixed assets and (v) other administrative expenses incurred in support of these personnel. We expect the annual increase in the cost of services to approximate the growth of professional services revenue, if such revenues grow, on an annual basis.

Overview of Operating Expenses

Operating expenses are categorized into research and development expenses, sales and marketing expenses, and general and administrative expenses.

Research and development expenses include costs relating to the development of our products. These costs consist primarily of (i) salaries and benefits for research and development employees, (ii) facilities and other administrative expenses, (iii) the cost of consulting development resources that supplement our internal development team, (iv) amortization of stock-based compensation and (v) depreciation of fixed assets. These expenses are presented net of any governmental or other grants and funded expenses. Due to the relatively short time between the date on which our products achieve technological feasibility and the date on which they generally become available to customers, costs subject to capitalization under ASC 985-20 (originally issued as SFAS No. 86) have been immaterial and have been expensed as incurred.

Sales and marketing expenses consist of (i) salaries and commissions for sales and marketing employees and consultants, (ii) amortization of acquired customer relationship, (iii) office expenses, (iv) travel costs, (v) printing and distribution expenses, (vi) market research expenses, (vii) advertising and promotional expenses, (viii) other administrative expenses and (ix) amortization of stock-based compensation. The cost of customer relationship is established as part of the purchase price allocation related to the acquisitions of Utility Partners, Inc. and e-Wise Solutions, and amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with ASC 350 (originally issued as SFAS No. 142).

General and administrative expenses consist of (i) salaries for administrative, executive and finance personnel, (ii) information system costs, (iii) insurance costs, (iv) accounting expenses, (v) legal expenses, (vi) professional fees, (vii) other administrative expenses and (viii) amortization of stock-based compensation.

Amortization of stock-based compensation includes the amortization of stock-based compensation and expenses for stock -based awards granted to employees, directors and consultants in exchange for services. Stock-based compensation expense is amortized over the vesting schedule of the stock options or restricted shares using the straight-line approach, or, over the term of the services provided. These expenses are reported in the statement of operations under the applicable operating expense categories (i.e., cost of services, sales and marketing, research and development, and general and administrative) and not as a separate line item.

Our Reporting Currency

Our reporting currency is the United States dollar. Transactions and balances of subsidiaries whose functional currency is not the dollar have been translated to dollars under the principles described in ASC 830 (originally issued as SFAS No. 52). Under this standard, assets and liabilities have been translated at period-end exchange rates and results of operations have been translated at average exchange rates. The exchange gains and losses arising from these translations are recorded as a separate component of accumulated other comprehensive losses in the shareholders’ equity section of our balance sheet.

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

Impact of Currency Fluctuation and Inflation

Since our revenues are generated in United States dollars and currencies other than New Israeli Shekels (NIS), and a significant portion of our expenses (mainly personnel costs) is incurred and will continue to be incurred in NIS, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. We do not utilize hedging to manage currency risk, and, therefore, are exposed to the risk that the NIS may appreciate relative to the U.S. dollar, or that even if the NIS devaluates in relation to the U.S. dollar, that the rate of inflation in Israel will exceed such rate of devaluation or that the timing of such devaluation will lag behind inflation in Israel. Any of such scenarios would result in increased dollar cost of our Israeli operations and could thereby have a material adverse impact on our operating results and share price. We also do not own any market risk sensitive instruments. However, we may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks.

In 2008 and 2009, the NIS appreciated relative to the dollar by approximately 1.1% and 0.7% respectively, and the Israeli consumer price index furthermore increased at the rate of 3.8% and 3.9% respectively, thereby further escalating the increase in the dollar cost of our Israeli operations. Also, NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative U.S. dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. The caption “Financial and other income (expenses), net” in our consolidated financial statements includes the impact of these factors as well as traditional interest income or expense.

The costs of our operations in Australia, mainly personnel, are also incurred in foreign currency, the Australian dollar (AUD) and are therefore impacted, though to a lesser extent than the NIS impact described above, by the exchange rate between the U.S. dollar and the AUD. During 2008, the AUD depreciated by approximately 20% against the U.S. Dollar, which resulted in a decrease in the U.S. Dollar cost of our operations in Australia. This trend was reversed during 2009, as the AUD appreciated by approximately 29% against the U.S. dollar.

Seasonality

Our operating results are generally not characterized by a seasonal pattern.

Recently Issued Accounting Standards

In May 2009, the FASB issued new accounting guidance, under ASU 2010-09, “Subsequent Events” (Topic 855), which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations. Refer to Note 17, “Subsequent Events” for the required disclosures in accordance with ASC 855.

In June 2009, the FASB issued SFAS No. 166, (ASC Topic 860) “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140” (“SFAS 166”). The provisions of SFAS 166, in part, amend the derecognition guidance in FASB Statement No. 140, eliminate the exemption from consolidation for qualifying special-purpose entities and require additional disclosures. SFAS 166 is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. We do not expect the provisions of SFAS 166 to have a material effect on the financial position, results of operations or cash flows of the Company.

In July 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162” (“SFAS 168”) now incorporated in ASC 105 “Generally Accepted Accounting Principles”. SFAS 168 establishes the FASB Accounting Standards Codification to become the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. SFAS 168, which changes the referencing of financial standards, is effective for interim or annual financial periods ending after September 15, 2009. We have modified all earlier references to accounting standards to reflect the adoption of SFAS 168.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605), Multiple-Deliverable Arrangements. ASU 2009-13 amends the guidance that in the absence of vendor-specific objective and third-party evidence for deliverables in multiple-deliverable arrangements, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangements consideration using the relative selling price method. ASU 2009-13 expands the disclosure requirements for multiple-deliverable revenue arrangements. The guidance will be effective for financial statements issued for fiscal years beginning after June 15, 2010. Early adoption is permitted. We do not expect the adoption of the update to have a material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU 2009-14, Software (Topic 985), Certain Revenue Arrangements that Include Software Elements. ASU 2009-14 amends the guidance to exclude for the scope of software revenue accounting requirements tangible products if the product contains both software and non-software components that function together to deliver a product’s essential functionality and factors to consider in determining whether a product is within the scope of the guidance. The guidance will be effective for financial statements issued for fiscal years beginning after June 15, 2010. Early adoption is permitted. We do not expect the adoption of the update to have a material impact on its consolidated financial statements.

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

Revenues from software product license agreements that do not involve significant customization and modification of the software product are recognized, under ASC 985-605-15 . Under ASC 985-605-15 Revenue from software license fees is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed and determinable and collectability is probable. We do not grant a right of return to our customers. ASC 985-605-15 generally requires that revenues earned from software arrangements involving multiple elements that typically consist of license, professional services, and post-contract maintenance and support, be recognized under the residual method and allocated to each element. Under the residual method, revenue is recognized for the delivered elements when (1) there is vendor-specific objective evidence (“VSOE”) of the fair values of all of the undelivered elements, (2) VSOE of fair value does not exist for one or more of the delivered elements in the arrangement, and (3) all revenue recognition criteria of ASC 985-605-15 are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. Our VSOE used to allocate the sales price to professional services and maintenance is based on the price charged when the undelivered elements are sold separately. For post-contract customer support, we determine the VSOE based on the renewal price charged. For other services, such as consulting and training, we determine the VSOE based on the fixed daily rate charged in stand-alone service transactions. In the event that VSOE of fair value does not exist for all undelivered elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue would be deferred until such evidence exists for the undelivered elements, or until all elements are delivered, whichever occurs earlier.

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

Arrangement that include services are evaluated to determine if those services are considered essential to the functionality of the other elements of the arrangement, Services that are considered essential consist primarily of significant production, customization or modification of the software product. When such services are provided, revenues under the arrangement are recognized using contract accounting in accordance with Statement of Position No. 81-1 “Accounting for Performance of Construction—Type and Certain Production—Type Contracts” (“SOP No. 81-1”), using the percentage-of-completion method, based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract. In recognizing revenues based on the percentage-of-completion method, we estimate time to completion with revisions to estimates made in the period in which the basis of such revisions becomes known. If we do not accurately estimate the resources required or scope of work to be performed, manage our projects properly within the planned periods of time or satisfy our obligations under the contracts, then future services margins may be negatively affected, or a provision for estimated contract losses on existing contracts may need to be recognized in the period in which the loss becomes probable and can be reasonably estimated. When services are not considered essential, the revenues from the services are recognized as the services are performed.

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

We do not grant right-of-return to our customers. We generally provide a warranty period for three months. As of December 31, 2009 and 2008, the provision for warranty cost was immaterial.

Allowance for Doubtful Accounts

We evaluate the collectability of accounts receivable based on a combination of factors related to our customers. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial down-grading of credit ratings), we may record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we may recognize reserves for doubtful accounts based on the length of time the receivables are past due and on our historical experience in collecting such receivables. During 2008 and 2009, no reserve for bad debts was required.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. We recorded goodwill of approximately $2.8 million related to our acquisition of iMedeon on February 25, 2002, $3.7 million related to our acquisition of Utility Partners, Inc. on July 29, 2004, and $0.6 million related to our acquisition of substantially all of the assets of e-Wise Solutions on June 15, 2005.

Acquisition related intangible assets result from the Company’s acquisitions of businesses. Intangible assets subject to amortization are initially recognized based on fair value allocated to them, and subsequently stated at amortized cost. Identifiable intangible assets other than goodwill are amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with ASC 350 (originally issued as FAS 142).

We test goodwill for impairment annually on the last day of its fourth fiscal quarter, or more frequently if certain events or certain changes in circumstances indicate they may be impaired. In assessing the recoverability of goodwill, we must make a series of assumptions about such things as the estimated future cash flows and other factors to determine the fair value of these assets. There are inherent uncertainties related to these factors and management’s judgment in applying these factors.

Goodwill impairment testing is a two-step process. The first step is a comparison of the fair values of the Company’s reporting units to their respective carrying amounts. A reporting unit is the operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. We have determined that the Company represents a single reporting unit, which is equivalent to the consolidated Company. Since the Company’s equity carrying value is negative as of the testing date, we believe that a step-one test performed on an enterprise value basis (equity value plus debt less cash and cash equivalents) would provide a better indication of whether a potential impairment of goodwill exists and a step-two test should be performed.

As the consolidated Company represents a single reporting unit, the Company’s estimated fair value is compared to the Company’s enterprise book value as a whole. If the reporting unit’s estimated fair value is equal to or greater than that reporting unit’s enterprise book value, no impairment of goodwill exists and the testing is complete at the first step. However, if the reporting unit’s enterprise book value is greater than the estimated fair value, the second step must be completed to measure the amount of impairment of goodwill, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill with its carrying amount to measure the amount of impairment loss, if any. If the implied fair value of goodwill is less than the carrying value of goodwill, then impairment exists and an impairment loss is recorded for the amount of the difference.

The estimated fair value of goodwill is determined by using an income approach. The income approach estimates fair value based on the Company’s estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the overall level of inherent risk of that reporting unit. The income approach also requires us to make a series of assumptions, such as discount rates, revenue projections, profit margin projections and terminal value multiples. We estimated the Company’s discount rates on a blended rate of return considering both debt and equity for comparable publicly-traded companies engaged in internet software services or application software. These comparable publicly traded companies are operating in the same or similar industry as the Company and have similar operating characteristics to the Company. We estimated the Company’s revenue projections and profit margin projections based on internal forecasts about future performance. There are inherent uncertainties related to these factors and management’s judgment in applying these factors.

The estimated fair value of the income approach is compared to a market approach for reasonableness. The market approach estimates fair value by applying sales, earnings and cash flow multiples to the reporting unit’s operating performance. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics to the Company’s reporting unit. The market approach requires us to make a series of assumptions, such as selecting comparable companies and comparable transactions and transaction premiums.

The estimated fair value of the Company as a reporting unit as of December 31, 2009 was substantially in excess of its enterprise book value. Therefore, no impairment of goodwill was recorded.

Long-lived Assets other than Goodwill

We are required to assess the impairment of long-lived assets (other than goodwill), tangible and intangible, under ASC 360-10 (originally issued as SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,”) on a periodic basis, when events or changes in circumstances indicate that the carrying value thereof may not be recoverable. Recoverability of property and equipment and other intangible assets is measured by comparing the projected undiscounted net cash flows associated with those assets to their carrying values. If an asset is considered impaired, it is written down to fair value, which is determined based on the asset’s projected discounted cash flows or appraised value depending on the nature of the asset, The determination of the value of such intangible assets requires management to make assumptions regarding estimated future cash flows and other factors to determine the fair value of such assets. If these estimates or the related assumptions change in the future, we could be required to record impairment charges. We have performed impairment tests and determined that the unamortized portion of our long-lived assets, other than goodwill of approximately $0.3 million, is not subject to an impairment charge as of year-end 2009.

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

Equity-Based Compensation Expense

We account for equity-based compensation in accordance with ASC 718-10 (originally issued as SFAS No. 123(R), “Share-Based Payment.”). Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual results differ from these estimates, equity-based compensation expense and our results of operations could be impacted.

We did not grant any stock options during 2007, 2008 and 2009. During 2007, 2008 and 2009, we granted restricted shares to employees, directors and consultants. All restricted shares were granted for no consideration. In accordance with ASC 718-10, restricted shares are measured at their fair value as if they were vested and issued on the grant date; therefore, their fair value was equal to the share price at the date of grant. We recognize compensation expenses for the value of the awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

Accounting for Income Tax

We account for income taxes in accordance with ASC 740 (originally issued as SFAS 109), using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

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

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

Operating Results

The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	2007	2008	2009
Revenues:
Software license	15.9%	12.1%	14.5%
Maintenance and services	84.1	87.9	85.5

Total revenues:	100.0	100.0	100.0
Cost of revenues:
Software licenses	3.2	2.4	2.0
Maintenance and services	50.5	49.1	38.0

Total costs of revenues	53.7	51.5	40.0
Gross profit	46.3	48.5	60.0

Operating expenses:
Research and development	20.5	15.4	10.3
Sales and marketing	30.7	27.4	25.9
General and administrative	22.3	20.3	17.5

Total operating expenses	73.5	63.1	53.7
Income (loss) from operations	(27.2)	(14.6)	6.3
Financial expenses, net	(4.8)	(3.6)	(1.5)
Loss from liquidation of a subsidiary	(2.1)	—	—
Net income (loss)	(34.1)	(18.2)	4.8

The following table sets forth financial data for the years ended December 31, 2007, 2008 and 2009 (in thousands):

	2007	2008	2009
Statement of Operations Data:
Revenues:
Software licenses	$1,769	$1,380	$1,508
Maintenance and services	9,390	9,990	8,919

Total revenues	11,159	11,370	10,427
Cost of revenues:
Software licenses	358	275	206
Maintenance and services	5,633	5,586	3,967

Total cost of revenues	5,991	5,861	4,173
Gross profit	5,168	5,509	6,254

Operating expenses:
Research and development, net	2,290	1,753	1,076
Sales and marketing	3,429	3,119	2,700
General and administrative	2,485	2,303	1,822

Total operating expenses	8,204	7,175	5,598
Income (loss) from operations	(3,036)	(1,666)	656
Financial expenses, net	(535)	(414)	(160)
Other income (loss)	(239)	—	—

Net income (loss)	$(3,810)	$(2,080)	$496

Geographic Distribution

The following table summarizes the revenues from our products and services by country/region, stated as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
Country/Region	2007	2008	2009
United States	78.9	84.9	86.9
Europe	9.0	3.9	4.1
Asia Pacific	12.1	11.2	9.0

Total	100.0%	100.0%	100.0%

Comparison of Fiscal Years Ended December 31, 2008 and 2009

Revenues

Our total revenues fell by approximately $1.0 million or 8.3% from $11.4 million in 2008 to $10.4 million in 2009. Revenues from maintenance and services declined by approximately $1.1 million, from $10.0 million to $8.9 million, offset in part by an increase in revenues from software licenses of $0.1 million, from $1.4 million in 2008 to $1.5 million in 2009. From a geographic perspective, our revenues in North America decreased by $0.6 million, from $9.7 million to $9.1 million, due to several large implementation projects that were started and conducted mostly in 2008 and completed in 2009. Our revenues from the Asia Pacific region decreased by $0.3 million, from $1.2 million in 2008 to $0.9 million in 2009, due to two implementation projects that were completed in 2008. Revenues in Europe were similar in 2009 and 2008— $0.4 million each year. From a channels perspective, the contribution of revenue from direct sales and indirect sales was the same in 2009 as in 2008, at 71% and 29%, respectively, and the volume of direct sales and indirect sales decreased each year by $0.6 million and $0.4 million respectively, relative to the prior year.

Software License Revenues

As alluded to above, software license revenues increased by 9.3% in 2009, from $1.4 million in 2008 to $1.5 million in 2009. This increase of $0.1 million was attributable to larger license deals closed during 2009.

As a percentage of total revenue, software licenses increased from 12.1% of revenue in 2008 to 14.5% of revenue in 2009. The increase in the percentage of revenue provided by software licenses is attributable to the 9.3% increase in our software license revenues, as mentioned above, and the 10.7% decrease in maintenance and services revenues from new and existing customers. There were no rate changes in our license fees that had a material impact on our revenues.

Maintenance and Services Revenues

As alluded to above, our maintenance and services revenues decreased by 10.7% in 2009, from $10.0 million in 2008 to $8.9 million in 2009. Our maintenance and services revenues decreased in 2008 by $1.1 million as a result of several large implementation projects with existing customers that started in 2008 and completed in 2009 with a lower revenue impact.

As a percentage of total revenue, maintenance and services revenue decreased from 87.9% of revenue in 2008 to 85.5% of revenue in 2009 as a result of the 10.7% decline in maintenance and services revenues and the 9.3% increase in our software license revenues, in each case as described above. There were no rate changes in our maintenance and services fees that had a material impact on our revenues.

Cost of Revenues

Total cost of revenues decreased by 28.8% from $5.9 million in 2008 to $4.2 million in 2009, as further explained below.

Cost of Software Licenses

The cost of software licenses declined from $0.3 million in 2008 to $0.2 million in 2009, and the cost of software licenses as a percent of software license revenue decreased as well from 19.9% in 2008 to 13.7% in 2009. The decrease in the cost of software licenses was attributable to the increase in software license revenues containing lower third party software component costs.

Cost of Maintenance and Services

The cost of maintenance and services decreased by 29% or $1.6 million, from 2008 to 2009, primarily as a result of (i) $1.0 million reduction in payroll and related administrative costs related to elimination of eleven (11) maintenance and service personnel in 2008, (ii) $0.3 million of base salary reductions in 2009, (iii) $0.1 million related to the depreciation in the average value of the New Israeli Shekel against the US dollar in 2009, (iv) a decrease of $0.1 million in third party maintenance costs and (v) allocation of several services personnel to aid product marketing activities during 2009, at a cost of $0.1 million. Maintenance and services costs as a percentage of maintenance and services revenues decreased from 56% in 2008 to 44% in 2009. The decrease of 12% in the cost of maintenance and services as a percentage of maintenance and services revenues resulted primarily from the significant reductions in services costs described above.

Operating Expenses

Research and Development Expenses

Our net research and development expenses decreased by 38.6% or $0.7 million, from $1.8 million in 2008 to $1.1 million in 2009, and decreased also as a percentage of revenue, from 15.4% of revenue in 2008 to 10.3% in 2009. The decrease in the amount of research and development expenses in 2009 of approximately $0.7 million was attributable to (i) $0.6 million of savings from the elimination of three (3) research and development personnel during 2008, (ii) $0.1 million of base salary reductions in 2009, (iii) $0.1 million of savings due to reduction in office space, (vi) allocation of several research and development personnel to product marketing activity during 2009, at a cost of $0.1 million, offset, in part, by (v) a decrease of $0.2 million from 2008 to 2009 in funding for a research and development project by one of our customers, which effectively increased our research and development expenses in 2009.

We expect that we will continue to devote a portion of our revenues to research and development to enhance our existing products, merge certain features and functionality of WorkUP™ and FOCUS with ViryaNet Service Hub, add enhancements to improve the quality and configurability of our software, and develop new features and functionality that will benefit all of our customers.

Sales and Marketing Expenses

Our sales and marketing expenses were $2.7 million, or 25.9% of revenue, in 2009, compared to $3.1 million, or 27.4% of revenue, in 2008, a year over year decrease of $0.4 million or 13.4%. This decrease was primarily attributable to (i) elimination of two (2) sales and marketing personnel, which resulted in $0.3 million of savings, (ii) $0.1 million of base salary reductions in 2009, (iii) reduction in commissions of $0.1 million due to lower sales, (iv) decrease in marketing programs and related travel expenses of $0.1 million, and was offset in part by $0.2 million of additional expense due to the allocation of personnel from other departments to a product marketing activity, as mentioned above.

General and Administrative Expenses

Our general and administrative expenses were $1.8 million, or 17.5% of revenue, in 2008 compared to $2.3 million, or 20.3% of revenue, in 2008, a year over year decrease of $0.5 million or 20.8%. This decrease was attributable primarily to (i) elimination of three (3) general and administrative personnel, which resulted in $0.4 million of savings and (ii) $0.1 million of base salary reductions in 2009.

Financial Expenses, net

Financial expenses, net, declined from $0.4 million in 2008 to $0.2 million in 2009. The decline is primarily attributable to the decrease in interest expenses resulting from reduction of the Company’s long-term bank loans and a decline in the interest rates on the Company’s short and long-term debt.

Comparison of Fiscal Years Ended December 31, 2007 and 2008

Revenues

Our total revenues increased by $0.2 million or 1.9% from $11.2 million in 2007 to $11.4 million in 2008. Revenues from maintenance and services grew by approximately $0.6 million, from $9.4 million to $10.0 million, offset in part by a decrease in revenues from software licenses of $0.4 million, from $1.8 million to $1.4 million. From a geographic perspective, our revenues in North America increased by $0.9 million, from $8.8 million to $9.7 million, and our revenues from Asia Pacific were similar in 2008 and 2007— $1.3 million each year, while revenues in Europe declined by approximately $0.6 million in 2008. From a channels perspective, the contributions of revenue from direct sales and indirect sales were 71% and 29%, respectively, the same in 2008 as in 2007, and the volume of direct sales and indirect sales increased each year by $0.1 million relative to the prior year.

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

Maintenance and Services Revenues

As alluded to above, our maintenance and services revenues increased by 6.4% in 2008, from $9.4 million in 2007 to $10.0 million in 2008. Our maintenance and services revenues increased in 2008 by $0.6 million as a result of our obtaining several new customers in 2007 who, in turn, contributed to our undertaking in 2008 of certain additional services projects and a concomitant rise in maintenance revenues. In North America, our maintenance and services revenues increased by approximately $1.1 million. In Asia Pacific and Europe, our maintenance and services revenues declined by approximately $0.2 million and $0.3 million, respectively.

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

Cost of Maintenance and Services

The cost of maintenance and services remained almost flat between 2007 and 2008 at $5.6 million. However, the cost of our services operations in Israel increased by $0.2 million in 2008, primarily as a result of (i) the appreciation in the value of the New Israeli Shekel against the U.S. dollar in 2008 and (ii) the allocation of several R&D personnel to aid services projects during 2008, at a cost of $0.2 million. This trend was offset by a $0.3 million reduction in costs in 2008 due to the elimination of seven (7) maintenance and service personnel, a reduction in travel expenses during 2008, and a decrease of $0.1 million in third party maintenance costs. Maintenance and services costs as a percentage of maintenance and services revenues decreased from 60% in 2007 to 56% in 2008. The decrease in the cost of maintenance and services as a percentage of maintenance and services revenues resulted primarily from the 6.4% increase in maintenance and services revenues and our ability to grow such revenues while containing related costs.

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

Financial Expenses, net

Financial expenses, net, declined from $0.5 million in 2007 to $0.4 million in 2008. The decline was attributable to a reduction in 2008 of $0.1 million of costs related to a lesser appreciation of the NIS against the U.S. dollar in 2008 compared to 2007.

Loss from Liquidation of a Subsidiary

In 2007, we recorded a loss from the liquidation of our Japanese subsidiary in an amount of $0.2 million. The amount of the loss recorded was related to the accumulation of currency translation adjustments since the inception of the subsidiary, which was removed from the separate component of equity upon the dissolution of our Japanese subsidiary.

Effective Corporate Tax Rate

Our effective corporate tax rate will reflect a mix of the United States, Australian and Israeli statutory tax rates on our United States, Australian and Israeli income. Israeli companies were subject to corporate tax at the rate of 26% for the year 2009 and are subject to corporate tax at the rate of 25% for the year 2010. The Israeli corporate tax rates, which were reduced from a rate of 31% for the 2006 tax year, to a rate of 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year, will further decrease to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

Notwithstanding these rates, we may be subject to a lower rate with respect to portions of our income, as described below, due to our participation in certain government incentive programs for our approved enterprises under the Law for the Encouragement of Capital Investments. However, no assurances can be provided to such effect, as we do not receive prior approval for approved enterprise status following the 2005 amendment to the Law for the Encouragement of Capital Investments. See the discussion in the Taxation section of Item 10.

As of December 31, 2009, we had net operating loss carry forwards for tax reporting purposes of approximately $4.5 million in the United States, $34.3 million in Israel, $14.4 million in the United Kingdom (inactive), and $0.5 million in Australia. In the United States, the Internal Revenue Code limits the use in any future period of net operating loss carry forwards following a significant change in ownership interests. In 2007, we dissolved our Japanese subsidiary, ViryaNet Japan KK, and a net operating loss carry forward of approximately $1.2 million was extinguished as a result of the dissolution.

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

On December 19, 2007, we completed a private placement with a group of new financial investors (the “Lewis Opportunity Fund Group”) that involved our issuance of (i) 363,636 Ordinary Shares at a price of $1.65 per Ordinary Share, for aggregate consideration of $600,000, (ii) a non-interest bearing convertible note in the amount of $161,000 with a conversion price of $1.65 per Ordinary Share, (iii) a non-interest bearing convertible note in the amount of $439,000 with a conversion price of $1.65 per Ordinary Share, subject to our shareholders’ approval, and (iv) warrants to purchase an aggregate of 600,000 Ordinary Shares at an exercise price of $2.00 per Ordinary Share, subject to our shareholders’ approval. The convertible notes have no maturity date and can only be converted into Ordinary Shares. The warrants have a callable feature whereby we can force the exercise of up to 50% of the warrants when all Ordinary Shares issued in connection with this investment transaction are registered for resale with the SEC. On January 31, 2008, our shareholders approved the issuance of the $439,000 convertible note and the warrants mentioned above.

Bank Financing

Another important source of our cash has been our financing arrangement with Bank Hapoalim, which we initially entered into in 1999.

On September 29, 2008, Bank Hapoalim agreed to convert a $1.6 million short term loan that was due under the financing arrangement on January 2, 2009, into a long-term loan payable in the following increments: $0.1 million on July 2, 2009, an additional $0.1 million on August 15, 2009 and the balance of $1.4 million in 14 quarterly installments of $0.1 million each starting October 2, 2009. Interest on the loan is paid quarterly at a rate of 3 months LIBOR plus 3.25%. In connection with the waivers granted on September 28, 2008 and the conversion of the short-term loan to a long-term loan, we agreed to pay fees of $30,000 to the bank.

On May 20, 2010, Bank Hapoalim agreed to convert a $0.25 million short term line of credit due under our financing arrangement into a long-term loan payable in ten equal quarterly payments starting September 2, 2010. Interest on the loan is paid quarterly at a rate of 3 months LIBOR plus 4.3%.

As of May 31, 2010, our aggregate outstanding borrowings with Bank Hapoalim was approximately $1.6 million, which consisted of (i) short-term borrowings of approximately $0.25 million of which $0.1 million is drawn in dollars with interest payable quarterly at a rate of 11.5%, and $0.13 million is drawn in NIS with interest payable quarterly at a rate of prime plus 3.3%, (ii) the outstanding balances on our above-described long-term loans arrangements of approximately $1.1 million with interest rate of 3 months LIBOR plus 3.25% and $0.25 million with interest rate of 3 months LIBOR plus 4.3%.

The bank debts are secured in favor of the bank by a floating charge on all of our assets and by a personal guarantee of Samuel Hacohen, the Chairman of our Board of Directors.

Our bank financing arrangement requires us to adhere to certain financial covenants. On August 29, 2007, Bank Hapoalim agreed to modify such covenant requirements as part of our overall financing arrangement such that on a quarterly basis starting August 1, 2007 (i) our shareholders’ equity was to be at least the higher of (a) 13% of our total assets, or (b) $1.5 million, and (ii) our cash balance was not to be less than $0.5 million. In addition, Bank Hapoalim provided us with a waiver of these new bank covenant requirements for the remainder of 2007. In connection with these waivers and the modification of the bank covenant requirements, we agreed to pay $10,000 of fees and issue 10,000 Ordinary Shares to the bank.

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

On July 15, 2010 we received from Bank Hapoalim a waiver of these covenants for the remaining quarters of 2010 and for the first quarter of 2011. In connection with this waiver we agreed to pay fees of $15,000 to the bank.

To ensure compliance with such above-described bank covenants, we are trying to control our cost structure while maximizing our cash collection efforts. However, in the event that we are unable to maintain compliance with the bank covenants, we may need to request additional waivers from the bank. If we breach the covenants and are unable to obtain a waiver, the bank may call its loan or credit line. In such an event, we would need to seek alternate financing for our business operations. However, we cannot provide assurance that any such alternate financing would be available on terms acceptable to us or at all. See the Risk Factor it Item 3 above entitled “We will need sufficient funds to re-pay our loans from Bank Hapoalim, which may be subject to immediate repayment if we do not meet our repayment schedule or meet specified conditions”.

Sale of Receivables

From time to time, we sell receivables to financial institutions under arrangements in which a factoring company pays us the amount of the accounts receivable less an agreed upon commission, and we irrevocably assign to the factoring company the accounts receivable sold without recourse to us. Our ability to sell such receivables in the future to these or other institutions under the same terms and conditions currently available to us is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions’ policies from time to time.

Cash

As of December 31, 2009, we had cash and cash equivalents of $156,000, compared to $143,000 as of December 31, 2008. In summary, net cash provided by operating activities of $432,000, was mostly offset by $350,000 of net cash used in financing activities and $62,000 of effect of exchanges rate changes on cash.

In 2009, net cash provided by operating activities was $0.43 million, reflecting primarily our net income from operations of $0.5 million, as adjusted to account for non-cash items, including (i) a decrease of $0.7 million in deferred revenues, (ii) a decrease of $0.2 million in trade payables, and (iii) a decrease of $0.1 million in accrued severance fund, as offset by the following additional non-cash items: (x) depreciation and amortization of $0.5 million, (y) stock based compensation of $0.2 million and (z) a decrease of $0.2 million in trade and unbilled receivables.

In 2008, net cash provided by operating activities was $0.2 million, reflecting primarily our net loss from operations of $2.1 million, as adjusted to account for non-cash items, including: (i) an increase in deferred revenues of $1.1 million, (ii) decrease in trade receivables of $0.3 million, (iii) depreciation and amortization of $0.5 million, and (iv) stock based compensation of $0.4 million.

For 2007, net cash used in operating activities was $1.1 million, reflecting our net loss from operations of $3.8 million, as adjusted to account for the following non-cash items:(i) depreciation and amortization of $0.7 million, (ii) an increase in deferred revenues of $0.9 million, (iii) a loss from the liquidation of our Japanese subsidiary of $0.2 million, (iv) stock based compensation of $0.3 million, (v) a decrease in other receivables and prepaid expenses of $0.3 million, (vi) an increase in trade payables and accrued expenses of $0.2 million and (vii) an increase in accrued severance pay of $0.1 million.

In 2009, 2008 and 2007 net cash used in investing activities was $7,000, $32,000 and $194,000, respectively, all resulting from purchase of property and equipment.

Net cash used in financing activities during 2009 was $0.35 million, which included $0.45 million of repayments against short-term and long-term bank loans, offset, in part, by an increase of $0.1 million in short-term bank credit. Net cash used in financing activities during 2008 was approximately $0.4 million, which included $0.6 million of repayments against short-term and long-term bank loans, offset, in part, by $0.2 million of net proceeds from convertible note financings. Net cash provided by financing activities during 2007 was approximately $1.0 million, which included $0.6 million of net proceeds raised in equity financing, $0.4 million of net proceeds raised from convertible note financings, and $0.6 million provided by an increase in short-term bank credit, offset, in part, by $0.6 million of repayments against long-term bank loans.

Future Cash Needs

In addition to our need to continue to meet our payment obligations to Bank Hapoalim under the terms of our debt arrangement, our capital requirements will depend on numerous factors, including market demand for, and acceptance of, our products, the resources we devote to developing, marketing, selling and supporting our products, and the timing and extent of establishing additional international operations. We intend to continue investing significant resources in our selling and marketing, and research and development operations in the future. We believe that our cash and cash equivalents and funds generated from operations will be sufficient to finance our operations for at least until the end of 2010. Our ability to sustain profitability using our currently available cash and cash equivalents and funds generated from operations will depend on our ability to increase our revenues while continuing to control our expenses. We cannot assure you that we will be able to sustain profitability, particularly given the risk factors outlined earlier in this annual report on Form 20-F. If we are not successful doing so, we may be required to seek new sources of financing. If additional funds are raised through issuance of equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of Ordinary Shares, and the terms of these securities could impose restrictions on our operations, and will result in additional dilution to our shareholders. Our ability to raise additional secured debt may require the consent of Bank Hapoalim and LibertyView. The limited volume of trading in our Ordinary Shares on the OTCBB could significantly impair our ability to raise capital should we desire to do so in the future, as it may materially impair the market price and trading market for the Ordinary Shares received by investors in a financing transaction.

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

Our research and development net expenditures for 2007, 2008 and 2009 were $2.3 million, $1.8 million and $1.1 million, respectively (see the paragraph headed “We may need to further expand our sales, marketing, research and development and professional services organizations but may lack the resources to attract, train and retain qualified personnel, which may hinder our ability to grow and meet customer demands” in the Risk Factors set forth in Item 3 above).

Research and Development Grants from the OCS

We conduct our research and development activities primarily at our principal offices in Israel. Our research and development efforts have been financed in the past, in small part, through grants from the OCS. Under these grants, royalties are payable to the OCS at the rate of 3% to 5% of revenues derived from products developed by us under those programs. The aggregate amount of royalties we could be obligated to pay would be up to 100% to 150% of the amount of grants received, with annual interest accruing at the rate of LIBOR from the time of the grant.

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

The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding are subject to approval by an OCS committee and to the following conditions:

•

Transfer of Technology. If the OCS committee approves the transfer of OCS-backed technology, such a transfer would be subject to the payment to the OCS of a portion of the consideration that we receive for such technology. The amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of such technology compared to our total investment in the technology, but in no event less than the amount of the grant. However, in the event that in consideration for our transfer of technology out of Israel, we receive technology from a non-Israeli entity for use in Israel, we would not be required to make payments to the OCS if the approval committee finds that such transfer of non-Israeli technology would significantly increase the future return to the OCS.

•

Transfer of Manufacturing Rights. The OCS committee is authorized to approve transfers of manufacturing rights only if the transfer is conditioned upon either (1) payment of increased aggregate royalties, ranging from 120% to 300% of the amount of the grant, plus interest, depending on the percentage of foreign manufacture or (2) a transfer of manufacturing rights into Israel of another product of similar or more advanced technology.

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

In 2001 and 2002, we received approvals for grants from the OCS in an aggregate amount of $372,000, which were received by us through December 31, 2003. During 2007, 2008, and 2009 we made royalty payments of $6,000, $5,000, and $700, respectively, to the OCS related to these grants. As of December 31, 2009, we have an outstanding contingent liability to pay royalties in the amount of approximately $393,000, including interest, to the OCS.

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

Contrary to 2008, during 2009, our total revenues declined by 8.3% compared to 2008, while our software license revenues grew 9.3% from $1.4 million in 2008 to $1.5 million in 2009 and increased from 12.1% of our total revenues in 2008 to 14.5% of our total revenues in 2009. While growth of our software license revenues in 2009 was a good indicator of buying interest in our products and added favorably to our gross margins and profitability, a portion of the increase of such revenues as a percentage of our total revenues was also due to a 10.7% reduction in our revenues from services, which declined from $10.0 million in 2008 to $8.9 million in 2009. The decline in our services revenues in 2009 was not directly related to any changes in the amount of our software license sales but was instead related to the completion of some large professional services engagements that began in 2008 and did not contribute as much revenue in 2009.

As a result of the continuation of the global slowdown or, in some instances, the very slow recovery of the global economy, we began to experience in the last two quarters of 2008, and we have continued to experience during 2009, its adverse impact on customers’ demand for our products and services We anticipate that this trend may continue for so long as global macroeconomic uncertainties are prevalent.

Another significant trend that we have noted that has impacted our financial results recently— commencing in 2008 and continuing into 2009— is an increase in the volatility of currency exchange rates, particularly the U.S. dollar- New Israeli Shekel and the U.S. dollar – Australian dollar exchange rates. As described elsewhere in this annual report, our revenues and financial results generally are reported in U.S. dollars, yet in 2009 approximately 29% — a significant portion— of our expenses were incurred in New Israeli Shekels and approximately 9% of our expenses were incurred in Australian dollars. Therefore, to the extent that the NIS appreciates relative to the U.S. dollar, or, even if the NIS devaluates in relation to the U.S. dollar, if the rate of inflation in Israel exceeds such rate of devaluation or the timing of such devaluation lags behind inflation in Israel, we are subject to increased dollar costs for our operations. We are subject, to a lesser extent, to a similar trend with the Australian dollar. The recent significant fluctuations in exchange rates make it difficult for us to decipher a unidirectional trend, but the mere existence of such fluctuations increases the likelihood that our operating results may also fluctuate in an erratic fashion as a result thereof. We have noted some stabilization of late in the NIS-U.S. dollar exchange rate, which has essentially settled in the range of 3.7 to 3.9 NIS per U.S. dollar from July 2009 to the current time.

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

Tabular Disclosure of Contractual Obligations

Contractual Obligations as of December 31, 2009 (1)

	Payments due by Period (US$ in thousands)
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Short-term bank debt	$380	$380	$—	$—	$—
Long-term bank debt (1)	$1,289	$400	$889	$—	$—
Long-term convertible debt (1)	$480	$—	$480	$—	$—
Operating leases (2)	$694	$469	$225	$—	$—
Accrued severance pay, net (3)	$464	$—	$—	$—	$—
Uncertain income tax position (4)	$59	$—	$—	$—	$—
Total Contractual Obligations:	$3,366	$1,249	$1,594	$—	$—

(1)	See “Liquidity and Capital Resources-Bank Financing.”
(2)	Includes leases for facilities and automobiles. Payments under non-cancelable operating lease agreements for facilities expire on various dates through 2011. As of the date hereof, our annual aggregate lease obligations for facilities for the years 2010 and 2011 are $316,000, $96,000, respectively.
(3)	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the relevant employee and there is no obligation if the employee voluntarily resigns. See also Note 2 to our financial statements for further information regarding accrued severance pay.
(4)	Our uncertain income tax position under ASC 740-10. ASC 740-10 reflects when income taxes are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 12 of the Notes to Consolidated Financial Statements for further information regarding our liability under ASC 740-10.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Name	Age	Position
Samuel I. HaCohen	52	Executive Chairman of the Board of Directors
Memy Ish-Shalom	50	Chief Executive Officer
Jeffrey J. Oskin	40	President
Nir Diskin	44	Vice President, Engineering
Mark Hosking	47	Manager, ViryaNet Australia
Vladimir Morgenstern	52	Director
Arie Ovadia	61	Director
Herman Amelink	69	Director
Nati Perry	56	Director
Austin W. Lewis IV	34	Director
Andy Ben-Artzy	64	Director

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

Austin W. Lewis IV currently serves as the Chief Executive Officer of Lewis Asset Management Corp., an investment management company headquartered in New York City which he founded in 2004. From 2003 to 2004, Mr. Lewis was employed at Puglisi & Company, a New York based broker-dealer registered with FINRA, where he served as a registered representative and managed individual client accounts, conducted due diligence for investment banking activities and managed his own personal account. In 2002, Mr. Lewis co-founded Thompson Davis, & Company, Inc., a registered broker-dealer headquartered in Richmond, Virginia. From 1998 to 2002, Mr. Lewis was employed by Branch Cabell and Company, Inc. in Richmond, Virginia (“Branch Cabell”) where he was a registered representative. Following the November 2000 acquisition of Branch Cabell by Tucker Anthony Incorporated (“Tucker Anthony”), Mr. Lewis served as a Vice-President for Tucker Anthony and subsequently RBC Dain Rauscher, Inc. which acquired Tucker Anthony in August of 2001. Mr. Lewis received his Bachelor of Science degree in Finance and Financial Economics from James Madison University in 1998.

Andy Ben-Artzy was a member of the senior management of Swiss Re, the leading reinsurance company in the world, from 1996 to 2006. As a member of the Executive Team of the Global IT function, Andy had responsibility over Business Architecture and Strategy and Planning. Dr. Ben-Artzy had held management positions for the World Bank (1989 to 1993), Bank Leumi in Israel (1979 to 1989), Citibank in New York (1970 to 1979) and the Government of Israel (Mamram, 1964 to 1969). During his tenure at Swiss Re, Dr. Ben-Artzy was part of the team responsible for designing the IT architecture to support the new business model for the globalization of Swiss Re, i.e. its transformation from a multinational to a global company. Born in 1945, Dr. Ben Artzy studied economics and statistics at Tel Aviv University (1969) followed by an MBA and a Ph. D. in investment finance and management information systems from New York University (1978).

Arrangements or understandings concerning appointments of directors

Mr. Amelink, a member of our Board of Directors, is a Strategic Advisor for acquisitions in the Energy Division of Telvent and is a board member of Telvent North America, an affiliate of Telvent Investments, S.L. (“Telvent”), the holder of 292,081 of our ordinary shares, which possesses the right to designate a member of our Board of Directors.

Other than to the extent (if any) described immediately above, there are no arrangements or understandings pursuant to which any of our directors or members of senior management were elected as such. There are furthermore no family relationships among any such directors or members of our senior management.

Compensation

The aggregate remuneration we paid to our directors and executive officers as a group in salaries, fees, commissions and bonuses for the year ended December 31, 2009 was approximately $1.1 million. The aggregate amount set aside or accrued during 2009 to provide pension, retirement or similar benefits for directors and officers of our company, pursuant to any existing plan provided or contributed to by us, was approximately $27,000.

On November 29, 2005, our shareholders approved a revised compensation plan for our directors who are not executive officers which became effective on January 1, 2006. The revised compensation plan includes (i) an annual fixed retainer of $3,000 for each member of the Board of Directors, (ii) an annual fixed retainer of an additional $3,000 for each director who also serves as a member of the Audit Committee of the Board of Directors, and (iii) a fee of $1,000 per meeting for each of the four (4) scheduled meetings of each of the Board of Directors and Audit Committee during each calendar year, whether participation for such meeting is attended in person or via telephone. Participation in any additional meetings of the Board of Directors or the Audit Committee does not entitle any director to additional compensation. All directors are reimbursed for their reasonable expenses incurred for each Board of Directors or committee meeting attended in person. With respect to our external directors, such compensation and reimbursement of expenses are made in accordance with the applicable provisions of the Companies Law. For additional information, please see the discussion below under the heading “External Directors”.

On January 31, 2008 our shareholders approved a grant of 90,000 restricted shares, in the aggregate, to our directors.

During 2008, 75,000 restricted shares were granted to one of our executive officers.

During 2009, 33,000 restricted shares were granted to one of our executive officers.

In February 2010, our shareholders approved the authorization of the Audit Committee and the Board of Directors to grant, on an annual basis (starting from 2009), up to 20,000 restricted shares to each director of the Company, subject to the available pool under the Company’s stock option plans. The actual terms of the grants, including the vesting schedule and related terms, shall be as determined by the Board of Directors as long as the annual grant per director does not exceed such 20,000 restricted shares.

In February 2010, 50,000 restricted shares were granted, in the aggregate, to our directors and 130,659 restricted shares were granted, in the aggregate, to two of our executive officers.

All restricted shares that we granted in 2008 and 2009 did not require payment of consideration by the grantees thereof. In general, restrictions on some restricted shares lapse at a rate of 50% per year over two years from the date of grant and some shares are released from restriction upon grant, All restricted shares granted to executive officers and directors would be released from restriction upon our consummation of a merger, acquisition or similar transaction in which there is a change of control of the Company.

Board Practices

The following table sets forth certain information concerning our current directors and executive officers:

Name	Current Office(s) Held	Commencement of Office	Expiration/Renewal Of Current Term of Office
Samuel I. HaCohen	Executive Chairman of the Board of Directors	March 1998	2011 Annual Meeting
Memy Ish-Shalom	Chief Executive Officer	January 2006	Not applicable
Jeffrey J. Oskin	President	January 2006	Not applicable
Nir Diskin	Vice President, Engineering	January 2006	Not Applicable
Mark Hosking	Manager, ViryaNet Australia	June 2005	Not applicable
Vladimir Morgenstern	Director	July 1999	2011 Annual Meeting
Arie Ovadia (1),(2)	Director	December 2006	2011 Annual Meeting
Herman Amelink	Director	January 2009	2011 Annual Meeting
Nati Perry (2)	Director	December 2007	2011 Annual Meeting
Austin W. Lewis IV	Director	February 2010	2011 Annual Meeting
Andy Ben-Artzy (1) (2)	Director	February 2010	2014 Annual Meeting

(1)	External Director under the Companies Law
(2)	Member of Audit Committee

Other than our employment agreement with Mr. HaCohen, we do not have any employment or service contracts with our directors that provide for benefits upon termination of employment. Mr. HaCohen’s employment agreement contains various provisions, including provisions relating to acceleration of vesting of his options and/or restricted shares upon a change in the control of our company. In addition, he is entitled to 6 months of severance benefits in the event that we terminate his employment without cause, under the circumstances provided in his employment agreement or in the event that he resigns due to a demotion.

Our Articles of Association provide that directors are elected at our annual general meeting of the shareholders by a vote of the holders of a majority of the voting power represented at that meeting. Each director, except for the external directors under the Companies Law as described below, holds office until the next annual general meeting of the shareholders.

External Directors;

Companies Law

We are subject to the provisions of the Companies Law. Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two external directors. Mr. Ovadia and Mr. Ben-Artzy serve as our external directors.

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

Under the Companies Law, at least one of the external directors serving on a company’s board of directors is required to have “financial expertise” and the other external director or directors are required to have “professional expertise.” A director is deemed to have “professional expertise” if he or she either (i) has an academic degree in economics, business management, accounting, law or public service, (ii) has an academic or other degree or completed another form of higher education, all in the field of business of the Company or relevant for his/her position, or (iii) has at least 5 years experience as either a senior managing officer in the Company’s line of business with a significant volume of business, a public office, or a senior position in the Company’s main line of business. A director with “financial expertise” is a director who, due to his or her education, experience and skills, has a high expertise and understanding in financial and accounting matters and financial statements, in such a manner which allows him or her to deeply understand the financial statements of the Company and initiate a discussion about the presentation of financial data. We believe that both of our external director[s] possess both professional expertise and financial expertise.

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

Audit Committee:

Companies Law

Our Board of Directors has formed an audit committee. The audit committee exercises the powers of the Board of Directors for our accounting, reporting and financial control practices. Under the Companies Law, both external directors of a public company must be members of the audit committee. Messrs. Ovadia, Ben-Artzy and Perry, of whom Mr. Ovadia and Mr. Ben-Artzy are external directors, are members of our audit committee.

Under the Companies Law, the board of directors of any public company must also appoint an audit committee. The Companies Law requires that the audit committee be comprised of at least three directors, including all of the external directors, but excluding:

•	the chairman of the board of directors;

•	a controlling shareholder or the relative of a controlling shareholder; or

•	any director employed by the company, or who provides services to the company on a regular basis.

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

In addition to such functions as the audit committee may have under the Companies Law,, the primary purpose of our audit committee, including pursuant to other responsibilities with which it is charged under the Sarbanes-Oxley Act, is to assist the board of directors in fulfilling its responsibility to oversee management’s conduct of the financial reporting process, the systems of internal accounting and financial controls and the annual independent audit of the Company’s financial statements. The audit committee reviews with management and our outside auditors the audited financial statements included in our Annual Report on Form 20-F.

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

Employees

As of December 31, 2009, we had 21 employees in Israel, 36 in the United States and 7 in Australia. Of our 64 employees, 15 were engaged in research and development, 14 in sales, marketing and business development, 26 in professional services and technical support and 9 in finance, administration and operations. None of our employees is represented by a labor union.

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

We have to comply with various labor and immigration laws throughout the world, including laws and regulations in Israel, the United States and Australia. Compliance with these laws has not been a material burden for us. If the number of our employees increases over time, our compliance with these regulations could become more burdensome.

Share Ownership

As of June 1, 2010, the aggregate number of our Ordinary Shares (including Ordinary Shares which may be issued upon conversion of Preferred A Shares and including 1,001,136 Ordinary Shares that may be issued upon exercise of options, warrants and convertible note that are exercisable or will become exercisable within 60 days of June 1, 2010) that are beneficially owned by our directors and executive officers as a group was 52.3% (The above number does not take into effect restricted Ordinary Shares that have been granted to executive officers and directors but which will not be released from restriction within 60 days of June 1, 2010).

The aggregate number of our Ordinary Shares beneficially owned by our directors and executive officers as a group also includes (i) Ordinary Shares as well as Ordinary Shares underlying Preferred A Shares that are held by Jerusalem High-tech Founders, Ltd. since two of its affiliates serve on our Board of Directors and, accordingly, such affiliates may be deemed to be the beneficial owners of the Ordinary Shares held thereby (although these affiliates disclaim such beneficial ownership, except to the extent of their respective pecuniary interests therein), (ii) Ordinary Shares, Ordinary Shares underlying warrants, and Ordinary Shares issuable upon conversion of convertible notes, in each case that are held by Lewis Opportunity Fund Group and its affiliates, since an affiliate thereof serves on our Board of Directors and may be deemed to be the beneficial owner thereof, (iii) Ordinary Shares held by e-Wise Holdings Pty Ltd, since an affiliate thereof (Mark Hosking, the Manager of ViryaNet Australia), is our executive officer and may be deemed to be the beneficial owner thereof. See Item 7- “Major Shareholders and Related Party Transactions” below for more details concerning the beneficial ownership of our Ordinary Shares by our directors and executive officers.

As of June 1, 2010, under our equity compensation plans, 135,159 restricted Ordinary Shares, granted to our directors and executive officers, had not yet been released from restrictions (37,500 of such shares will be released from restrictions within 60 days of June 1, 2010). The restricted Ordinary Shares had been granted for no consideration.

Shares held by our directors and executive officers do not possess different voting rights than any shares held by any of our other shareholders.

Option Plans

We currently maintain two option plans, the 2005 Share Option Plans (as defined below). The purposes of the option plans are to provide an incentive to the officers, directors, employees and consultants of our company, or of any of our subsidiaries, to acquire a proprietary interest in us, to continue as officers, directors, employees and consultants, to increase their efforts on behalf of ViryaNet and to promote the success of our business.

In the past, we maintained a 1996 Stock Option and Incentive Plan, 1997 Stock Option and Incentive Plan, 1998 Stock Option and Incentive Plan and 1999 Stock Option and Incentive Plan, each of which has expired. The 266,541 Ordinary Shares that were still available for grant of additional options under these plans prior to the expiration thereof were transferred to the 2005 Share Option Plans. Despite the expiration of our old Stock Option and Incentive Plans, options to purchase 24,925 Ordinary Shares that were outstanding under such plans currently remain outstanding.

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

As of June 1, 2010, grants of restricted shares relating to a total of 189,080 Ordinary Shares, in the aggregate, were outstanding under the 2005 Share Option Plans, and 177,107 Ordinary Shares were available for additional grants under the 2005 Share Option Plans.

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

Major Shareholders

The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of June 1, 2010 for each person or group that we know owns 5% or more of our outstanding Ordinary Shares, and for our directors and executive officers as a group.

We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any Ordinary Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days of June 1, 2010. Because the holders of our Preferred A Shares are entitled to identical rights as holders of our Ordinary Shares (except that Preferred A Shares have superior liquidation preferences) and because the Preferred A Shares are convertible into Ordinary Shares on a one for one basis at any time at the election of the holders thereof, we have included such shares together with our Ordinary Shares in calculating the number of shares held, and beneficial ownership percentages, provided below, indicating, however, where applicable, as to the number of Preferred A Shares included in the ownership of any shareholder listed below. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table possess sole voting and investment power for all Ordinary Shares held by them. Applicable percentage ownership in the following table is based on 3,466,814 shares outstanding as of June 1, 2010, which include 326,798 Preferred A Shares.

Ordinary Shares Beneficially Owned

Name and Address	Number		Percent of Class
Lewis Opportunity Fund Group 45 Rockefeller Center Suite 2570 New York, NY 10111	1,390,272	(1)	31.4%
Jerusalem High-tech Founders, Ltd. c/o Hamotal Insurance Agency 9 HaRatom Street Har Hotzvim Jerusalem 41450 Israel	380,323	(2)	11.0%
LibertyView Special Opportunities Fund, LP LibertyView Capital Management Neuberger Berman, LLC 111 River Street – Suite 1000 Hoboken, NJ 07030-5776	373,585	(3)	10.6%
Telvent Investments, S.L. Valgrande 6 28108 Alcobendas Madrid, Spain	292,081		8.4%
All directors and executive officers as a group (11 persons)	2,147,151	(4)	52.3%

(1)	Includes

•

(i) 325,605 Ordinary Shares, (ii) warrants to purchase 234,000 Ordinary Shares exercisable within 60 days of June 1, 2010 and (iii) 60,606 Ordinary Shares that may be issued upon a conversion of convertible note at a fixed conversion price of $1.65 per Ordinary Share, held by Lewis Opportunity Fund LP;

•	(ii) 91,031 Ordinary Shares and (ii) warrants to purchase 66,000 Ordinary Shares exercisable within 60 days of June 1, 2010, held by LAM Opportunity Fund LP;

•

(iii) warrants to purchase 300,000 Ordinary Shares at an exercise price of $ 2.00 per Ordinary share, exercisable within 60 days of June 1,2010 and (ii) 303,030 Ordinary Shares that may be issued upon a conversion of convertible note at a fixed conversion price of $1.65 per Ordinary Share, held by W.A. Lewis IV; and

•	(iv) 10,000 Ordinary Shares held by Mr. Lewis who serves on our Board of Directors and has a financial interest in The Lewis Opportunities Fund Group.

(2)	Includes (i) 1,315 Ordinary Shares held by Jerusalem High-tech Founders Ltd., (ii) 56,194 Ordinary Shares, in the aggregate, held by Mr. HaCohen and Mr. Morgenstern, who serve on our Board of Directors and have a financial interest in Jerusalem High-tech Founders, Ltd. and (iii) 322,814 Preferred A Shares, which can be converted to Ordinary Shares on a one-to-one basis at any time, held by Jerusalem High-tech Founders Ltd.
(3)	Includes (i) 306,714 Ordinary Shares, (ii) 43,537 Ordinary Shares issuable upon conversion of the $480,000 balance of the convertible debt owed to LibertyView, which may be converted at any time at a fixed conversion price of $11.025 per Ordinary Share, and (iii) warrants to purchase 23,334 Ordinary Shares that are exercisable within 60 days of June 1, 2010.
(4)	Includes options and restricted shares granted to our directors and executive officers that are exercisable or for which the restrictions thereon lapse within 60 days of June 1, 2010. This number includes the following shares beneficially owned by those directors and executive officers who beneficially own more than 1% of our outstanding shares: (i) 357,964 shares or 10.3% of our outstanding shares beneficially owned by Samuel HaCohen, the Executive Chairman of our Board of Directors, out of which 33,835 Ordinary Shares are held directly by Mr. HaCohen, and 322,814 Preferred A Shares and 1,315 Ordinary Shares are held by Jerusalem High-tech Founders Ltd (“Jerusalem High-tech”), which Mr. HaCohen may be deemed to beneficially own due to his status as an affiliate of Jerusalem High-tech; (ii) 346,488 shares or 10.0% of our outstanding shares beneficially owned by Vladimir Morgenstern, a director of ours, out of which 22,359 ordinary shares are held directly by Mr. Morgenstern, and 322,814 Preferred A Shares and 1,315 Ordinary Shares are held by Jerusalem High-tech, which Mr. Morgenstern may be deemed to beneficially own due to his status as an affiliate of Jerusalem High-tech (322,814 Preferred A Shares and 1,315 Ordinary Shares held by Jerusalem High-tech are included only once under the aggregate directors and executive officers’ beneficial ownership); (iii) 111,156 Ordinary Shares or 3.2% of our outstanding shares beneficially owned by Mark Hosking, the Manager of ViryaNet Australia, all of which are held by e-Wise Holdings Pty Ltd and which Mr. Hosking may be deemed to beneficially own due to his status as an affiliate of e-Wise Holdings Pty Ltd,; (iv) 122,000 Ordinary Shares or 3.5% of our Ordinary Shares, held by Memy Ish-Shalom, our chief executive officer, which include 84,500 Ordinary Shares held directly by him and 37,500 restricted shares for which the restrictions thereon lapse within 60 days of June 1, 2010; (v) 1,390,272 shares or 31.4% of our outstanding shares, beneficially owned by Austin W. Lewis IV, a director of ours, out of which 10,000 Ordinary Shares are held by Mr. Lewis and 1,380,272 Ordinary Shares are beneficially owned by Lewis Opportunity Fund Group and its affiliates (as described in 1(i), 1(ii) and 1(iii) above), which Mr. Lewis may be deemed to beneficially own due to his financial interest in the Lewis Opportunity Fund Group; (vi) 50,000 Ordinary Shares or 1.4% of our Ordinary Shares, held directly by Herman Amelik, a director of ours and (vii) 45,000 Ordinary Shares or 1.3% of our Ordinary Shares, held directly by Jeff Oskin, our president.

Other than as detailed immediately above, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of June 1, 2010, there were 164 holders of record of our Ordinary Shares (including Ordinary Shares issuable upon conversion of our outstanding Preferred A Shares), of which 86 record holders holding 2,231,189, or approximately 64%, of our outstanding Ordinary Shares (including Ordinary Shares issuable upon conversion of our Preferred A Shares) reside in the United States. These numbers are not representative of the number of beneficial holders of our shares, nor are they representative of where such beneficial holders reside, since many of these shares were held of record by various nominees (including CEDE & Co, the U.S. nominee company of the Depository Trust Company, which holds of record approximately 33% of our outstanding shares).

Our major shareholders do not have different voting rights than any other holders of our shares.

Recent Significant Changes in the Percentage Ownership of Major Shareholders during the past three years:

During 2007 and 2008, we raised approximately $1.2 million of cash, excluding transaction related expenses, in a financing transaction involving our sale of Ordinary Shares, a convertible note and warrants. The transaction consisted of a private placement, on December 19, 2007, to a group of new financial investors (the “Lewis Opportunity Fund Group”) that involved our issuance of (i) 363,636 Ordinary Shares at a price of $1.65 per Ordinary Share, for aggregate consideration of $600,000, (ii) a non-interest bearing convertible note in the amount of $600,000 with a conversion price of $1.65 per Ordinary Share, and (iii) warrants to purchase an aggregate of 600,000 Ordinary Shares at an exercise price of $2.00 per Ordinary Share. The convertible notes have no maturity date and can only be converted into Ordinary Shares. The warrants have a callable feature whereby we can force the exercise of up to 50% of the warrants when all Ordinary Shares issued in connection with this investment transaction are registered for resale with the SEC.

In January 2008, LibertyView sold 261,238 of our Preferred A Shares that it then held to Jerusalem High-tech.

Related Party Transactions

Unsecured Debt Agreement with an Officer

As part of our acquisition of e-Wise in June 2005, we assumed an amount of approximately $285,000 of unsecured debt payable to e-Wise’s major shareholder, Mark Hosking. As a result of our acquisition of e-Wise, Mr. Hosking became a shareholder, officer and employee of our Company. As of December 31, 2009, the balance of the outstanding debt to Mr. Hosking was $79,000.

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

Indemnification of Office Holders

Our Articles of Association provide that we may indemnify an office holder (i.e., an executive officer or director) against:

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

We have agreed to indemnify our office holders under indemnification agreements with each office holder. We have also exempted, and agreed to indemnify, our office holders from liabilities resulting from acts performed by them in their capacity as officer holders to the maximum extent permitted under the Companies Law.

Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are included in this annual report in “Item 18 - Financial Statements”.

Legal Proceedings

We are not involved in any legal proceedings that we believe, individually or in the aggregate, will have a significant effect on our financial position or profitability.

Dividend Distribution Policy

We have never declared or paid dividends to our shareholders and we do not intend to pay dividends in the future. We anticipate that we will retain all of our future earnings, if any, for use in the expansion and operation of our business rather than for the payment of dividends.

Significant Changes

Since the date of our consolidated financial statements included in this annual report, there has not been a significant change in our Company other than as described (if at all) in the notes to such financial statements.

Item 9.	The Offer and Listing

Market Price Information

Through June 30, 2010, the high and low reported sales prices for our Ordinary Shares were as follows for the periods indicated below:

Period	High	Low
Years ended:
December 31, 2009	$1.50	$0.10
December 31, 2008	1.90	0.15
December 31, 2007	4.40	1.01
December 31, 2006	9.60	3.60
December 31, 2005	15.40	8.05
Quarters:
2010
Second Quarter, ended June 30, 2010	1.11	0.80
First Quarter, ended March 31, 2010	1.50	0.62
2009
Fourth Quarter, ended December 31, 2009	1.50	0.10
Third Quarter, ended September 30, 2009	0.25	0.10
Second Quarter, ended June 30, 2009	0.25	0.18
First Quarter, ended March 31, 2009	0.25	0.20
2008
Fourth Quarter, ended December 31, 2008	1.50	0.15
Third Quarter, ended September 30, 2008	1.60	1.50
Second Quarter, ended June 30, 2008	1.55	0.95
First Quarter, ended March 31, 2008	1.90	1.10

Most Recent Six Months	High	Low
June 2010	0.95	0.80
May 2010	1.06	0.95
April 2010	1.11	1.01
March 2010	1.27	0.91
February 2010	0.92	0.72
January 2010	1.50	0.62

Markets on Which Our Ordinary Shares Trade

Prior to June 12, 2007 our Ordinary Shares were listed on the NASDAQ SmallCap Market (now known as the NASDAQ Capital Market). On June 12, 2007 our Ordinary Shares were delisted from NASDAQ SmallCap Market and became eligible for quotation and trading on the Pink Sheets. On December 14, 2007, our Ordinary Shares became eligible for quotation and trading on the OTCBB under the ticker symbol VRYA.OB.

On September 11, 2008, due to our delinquency with respect to the filing of our annual report on Form 20-F for the period ended December 31, 2007, our Ordinary Shares ceased to be eligible for quotation on the OTCBB and were removed from the OTCBB. Following the removal from OTCBB, our Ordinary Shares became immediately eligible for quotation and trading on the Pink Sheets.

On March 4, 2010, our Ordinary Shares became eligible once again for quotation and trading on the OTCBB under the ticker symbol “VRYAF.OB”.

For further information, see “Risk Factors—Our Ordinary Shares are quoted on the Over the Counter Bulletin Board and previously were quoted on the Pink Sheets, which has adversely affected, and may continue to adversely affect, the market price of, and trading market for, our Ordinary Shares” in Item 3 above.

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

Rights attached to our shares

We have two classes of shares authorized and outstanding: Ordinary Shares and Preferred A Shares. The rights attached to the Preferred A Shares are the same rights attached to our Ordinary Shares, except that the Preferred A Shares have superior liquidation preference (as set forth below), and, for purposes of the disclosure in this annual report, we have generally treated the Preferred A Shares as Ordinary Shares, except where explicitly described to the contrary.

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

General Meetings

We are required to hold an annual general shareholders meeting once in every calendar year within a period of not more than fifteen (15) months after the last preceding annual general shareholders meeting. All general shareholders meetings other than annual general shareholders meeting are deemed to be special shareholders meetings. Our Board of Directors may call for a general shareholders meeting whenever it sees fit, and, under the Companies Law, is required to call a general shareholders meeting upon a demand in writing by (i) a shareholder or shareholders holding at least 5% of the outstanding shares and 1% of the voting rights in the company, or (ii) a shareholder or shareholders holding at least 5% of the voting rights in the company. Subject to applicable law and regulations, prior notice of at least 21 days of any general shareholders meeting, specifying the place, date and hour of the meeting, shall be given to the shareholders of the Company. No business shall be transacted at any general shareholders meeting unless a quorum is present when the meeting proceeds to business. For all purposes, the quorum shall not be less than two (2) shareholders present in person, or by proxy, or deemed by the Companies Law to be present at such meeting, holding, in the aggregate, at least thirty-three and one-third percent (33 and 1 / 3%) of the voting rights in our issued share capital. If, within half an hour from the time appointed for the meeting, a quorum is not present (or within such longer time not exceeding one (1) hour as the Chairman of the meeting may decide), the meeting, if convened upon the requisition of the shareholders, shall be dissolved; in any other case, it shall stand adjourned to the same day in the next week at the same place and time (unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday), or any other day, hour and/or place as the directors shall notify the shareholders. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any two shareholders present personally or by proxy or by any other valid instrument, shall constitute a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened.

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

Material Contracts

During the past two years, we have not been party to any contracts that have been material to our business and that were or had been entered into outside of the ordinary course of business, other than those discussed in the “Property, Plant and Equipment” section of Item 4 above, the “Liquidity and Capital Resources” section of Item 5 above, and the “Related Party Transactions” section of Item 7 above.

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

General Corporate Tax Structure

Israeli companies were subject to corporate tax at the rate of 26% for the year 2009 and are subject to corporate tax at the rate of 25% for the year 2010. Corporate tax rates, which were reduced from a rate of 31% for the 2006 tax year, to a rate of 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year, will further decrease to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

Notwithstanding these rates, we may be subject to a lower rate with respect to portions of our income, as described below, due to our participation in certain government incentive programs; however, no assurances can be provided to such effect, as we do not receive prior approval as to our qualification for tax benefits under certain such programs.

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

The Israeli Parliament approved the cancellation (subject to transitional provisions) of the Income Tax, Inflationary Adjustment, Law, 1985, commencing from tax year 2008.

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

Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders

Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income like dividends, royalties and interest, as well as non-passive income from business conducted or services rendered in Israel. On distribution of dividends other than bonus shares or stock dividends, income tax is withheld at the source at the following rates: (i) 20% for dividends paid to an individual or foreign corporation who is not a substantial shareholder; (ii) 25% for dividends paid to a substantial shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence; and (iii) 12.5% for dividends paid to U.S. taxpayers, if the dividend recipient is a corporation that holds 10% or more of our voting stock during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year. Notwithstanding the foregoing, with regard to dividends generated by an approved enterprise or Privileged Enterprise, we are required to withhold income tax at the rate of 15%, unless in each case a different rate is provided in a treaty between Israel and a shareholder’s country of residence. If the dividend is attributable partly to income derived from an approved enterprise and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct business in Israel.

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

Documents on Display

We are subject to the informational requirements of the Securities and Exchange Act of 1934, as amended, applicable to foreign private issuers, and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the Securities and Exchange Commission without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Copies of such material may be obtained by mail from the Public References Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, all documents concerning ViryaNet referred to in this document and required to be made available to the public are available at our offices located at 8 HaMarpe Street, Science Based Industries Campus, Har Hotzvim, Jerusalem, Israel 91450.

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

(a) Disclosure Controls and Procedures. Our management, with the participation of the Executive Chairman of our Board of Directors (who serves as our co-principal executive officer and our acting principal financial officer), and our Chief Executive Officer (who serves as our co-principal executive officer) has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2009. Based on this evaluation, such principal executive officers (and acting principal financial officer) have concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act (i) is recorded, processed, summarized, and reported, within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including such principal executive officers (and acting principal financial officer), as appropriate to allow timely decisions regarding required disclosures.

(b) Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2009 based on the criteria set forth in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2009, based on those criteria, at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

(c) Changes in Internal Control Over Financial Reporting.

There has been no change in our internal control over financial reporting that occurred during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that we have at least one audit committee financial expert, Mr. Arie Ovadia, who serves on the Audit Committee of our Board of Directors. Mr. Ovadia also qualifies as an independent director, as defined under the Listing Rules of the NASDAQ Stock Market.

Item 16B.	Code of Ethics

We have in place a Code of Ethics that applies to all of our (and our subsidiaries’) directors, executive officers and employees, including our principal executive officers, principal financial officer and principal accounting officer or controller (or persons performing similar functions). Our Code of Ethics constitutes a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, and Item 16B of SEC Form 20-F. The full text of the Code of Ethics is available on our website, www.viryanet.com/company/investors or you may request a copy of our Code of Ethics, at no cost, by writing to or telephoning us as follows:

ViryaNet, Inc.

2 Willow Street

Southborough, MA 01745-1027

Telephone: 508-490-8600

Item 16C.	Principal Accountant Fees and Services

Arik Eshel, CPA & Assoc., PC. served as our independent public accountants for the years ended December 31, 2008 and 2009 and billed us aggregate fee amounts for professional services as described below.

Audit Fees

Audit fees in 2009 and 2008 amounted to $55,000 and $40,000, respectively, which primarily related to professional services rendered by Arik Eshel, CPA & Assoc., PC in connection with the audits of our financial statements and review of our interim financial statements for such fiscal years.

Audit-Related Fees

We incurred no fees for assurance and related services rendered to us by our independent public accountants that were reasonably related to the audit of our financial statements in 2008 or 2009 (aside from the fees included under “Audit Fees” above).

Tax Fees

Tax fees amounted to $10,000 and $10,000 in 2009 and 2008, respectively, and primarily related to tax compliance services provided to us by Arik Eshel, CPA & Assoc., PC.

All Other Fees

We incurred no fees for products or services rendered to us by our independent public accountants in 2009 or 2008 other than the Audit Fees and Tax Fees described above.

Pre-Approval Policies for Non-Audit Services

Each year, the engagement of our independent auditors is approved by the Audit Committee of our Board of Directors and by the vote of our shareholders at our Annual General Meeting of Shareholders. Our Audit Committee has also adopted its own rules of procedure. The Audit Committee’s rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by our independent auditors for us over the course of the year, specifying the particular services that may be performed. Such fees for 2008 and 2009 were pre-approved by the Audit Committee in accordance with these procedures.

Item 16D.	Exemption From The Listing Standards For Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

(a)(2) Based on the approval by the Audit Committee of our Board of Directors, obtained on May 24, 2009, Arik Eshel, CPA & Assoc., PC, (“Arik Eshel”) was engaged as our new independent auditor for the fiscal year ending December 31, 2008. Prior to its engagement, we did not consult with Arik Eshel regarding matters or events set forth in paragraphs (a)(2)(i) or (a)(2)(ii) of Item 16F of Form 20-F.

We had previously notified our prior independent auditor, Gabbay & Kasierer, a member of Ernst and Young Global, that we would not be renewing its service as our independent auditor effective following the conclusion of its audit of our consolidated financial statements for the 2007 fiscal year (i.e., which preceded our two most recent fiscal years).

Item 16G.	Corporate Governance

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18.	Financial Statements

See the Index to Consolidated Financial Statements and related Financial Statements accompanying this annual report, beginning on page F-1.

Item 19.	Exhibits

Exhibit Number	Description of Document	Location of Document

1.1	Memorandum of Association of the Company (English translation) dated March 8, 1988	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1, SEC File No. 333-42158, and incorporated herein by reference.

1.2	Amended Articles of Association of the Company	Filed as Exhibit 4(a)(26) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.5.2	Letter dated December 22, 2005 between the Company and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)(23) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.5.3	Letter dated August 29, 2007, between the Company and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)(26) to the Company’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.

4.8	Purchase Agreement, and Amended and Restated Notes dated August 5, 2005 by and between the Company and LibertyView Special Opportunities Fund LP, and exhibits thereto	Filed as Exhibit 4(a)(21) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.11	Equity and Convertible Note Financing Agreements dated December 19, 2007 by and among the Company and the investors identified in such agreements, and exhibits thereto	Filed as Exhibit 4(a)(27) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.12.2	A new Lease agreement reducing the current Company premises leased in Jerusalem, Israel, to an area of approximately 7,600 square feet of office space, dated February 25, 2002 (as summarized and translated into English).	Filed as Exhibit 4(a) to the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

4.12.3	Lease for approximately 6,000 square feet of office space in Jerusalem, Israel	Filed as Exhibit 4.12.3 to the Company’s annual report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

4.14.1	Lease for approximately 13,807 square feet in Southborough, Massachusetts.	Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

4.14.2	Second Amendment and Extension of Lease for approximately 10,000 square feet of office space in Southborough, Massachusetts	Filed as Exhibit 4(a)(29) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.15	Form of Indemnification Agreement entered into with directors and officers of the Company.	Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

4.16	The Company’s 2005 Israeli Share Option and Restricted Share Plan.	Filed as Exhibit 4(c)(7) to the Company’s 20-F for the year ending December 31, 2005.

4.17	The Company’s 2005 International Share Option and Restricted Share Plan.	Filed as Exhibit 4(c)(8) to the Company’s 20-F for the year ending December 31, 2005.

12.1	Certification of Chief Executive Officer (serving as co-principal executive officer) pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act	Filed herewith

12.2	Certification of Executive Chairman (serving as co-principal executive officer and as acting principal financial officer) pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act	Filed herewith

13	Certification of Chief Executive Officer and Executive Chairman pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350	Filed herewith

15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst and Young Global	Filed herewith

15.2	Consent of Arik Eshel, CPA & Assoc., PC	Filed herewith

15.3	Consent of Nexia ASR, for the audit of ViryaNet Pty Ltd.	Filed herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIRYANET LTD.

By:	/s/ MEMY ISH-SHALOM
Memy Ish-Shalom Chief Executive Officer

Date: July 15, 2010

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

462 7th Avenue 14th Floor New York, NY 10018 P: (212) 302-7900 F: (212) 244-2932 www.aecpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

VIRYANET LTD.

We have audited the accompanying consolidated balance sheets of ViryaNet Ltd. and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of ViryaNet Pty Ltd. (Australia), a wholly-owned subsidiary, which statements reflect total assets of 9.2 percent and 9.0 percent of the related consolidated totals as of December 31, 2009 and 2008, respectively, and total revenue of 6.5 percent and 7.0 percent of the related consolidated totals for each of the two years in the period ended December 31, 2009. Those statements were audited by other auditors whose report has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for this subsidiary, is based solely on the report of the other auditors. The financial statements of the Company for the year ended December 31, 2007 were audited by other auditors whose report, dated September 23, 2008, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ViryaNet Ltd. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ ARIK ESHEL, CPA & ASSOCIATES., PC

New York, New York

July 15, 2010

Incorporating the firms of Alexander & Spencer and Rosenbergs

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF VIRYANET PTY LTD (AUSTRALIA)

Scope

We have audited the balance sheets of ViryaNet Pty Ltd (Australia) (“the Company”) as of December 31, 2009 and 2008, and the related statements of operations for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Audit opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the ViryaNet Pty Ltd (Australia) as of December 31, 2009 and 2008, and the results of its operations for each of the three years in the period ended December 31, 2009, in conformity with United States generally accepted accounting principles.

NEXIA ASR

ABN 16 847 721 257

/s/ GEORGE S. DAKIS

Partner

Audit & Assurance Services

Melbourne, Vic.

15 July 2010

‘value beyond numbers’

nexia asr abn 16 847 721 257

level 14 / 440 Collins Street Melbourne Australia 3000

telephone +61 3 9608 0100 facsimile +61 3 9670 8325

email theteam@nexiaasr.com.au website www.nexiaasr.com.au

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

Haifa, Israel	/s/ KOST FORER GABBAY & KASIERER

September 23, 2008	A Member of Ernst & Young Global

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2009
Assets
CURRENT ASSETS:
Cash and cash equivalents	$143	$156
Trade receivables	562	289
Unbilled receivables	219	258
Other accounts receivable and prepaid expenses	113	97

Total current assets	1,037	800

NON - CURRENT ASSETS:
Severance pay fund	961	912
Other	64	60

Total non - current assets	1,025	972

PROPERTY AND EQUIPMENT, net	167	89

GOODWILL	7,022	7,169
OTHER INTANGIBLE ASSETS, net
Customer relationship	367	138
Other	184	73

Total intangible assets:	7,573	7,380

Total assets	$9,802	$9,241

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2008	2009
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term bank credit	$280	$380
Current maturities of long-term bank loans	450	400
Trade payables	729	530
Deferred revenues	3,367	2,961
Other accounts payable and accrued expenses	1,963	2,061
Loan from related party	78	79

Total current liabilities	6,867	6,411

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	1,289	889
Long-term convertible debt	543	530
Long-term deferred revenues	932	641
Accrued severance pay	1,546	1,376

Total long-term liabilities	4,310	3,436

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)
SHAREHOLDERS’ DEFICIT:
Share capital -
Ordinary shares of NIS 5.0 par value - Authorized: 6,600,000 shares at December 31, 2008 and 2009; Issued and outstanding: 2,780,453 and 2,944,048 shares at December 31, 2008 and 2009, respectively	3,379	3,592
Preferred A shares of NIS 5.0 par value - Authorized: 400,000 shares at December 31, 2008 and 2009; Issued and outstanding: 326,797 shares at December 31, 2008 and 2009. Aggregate liquidation preference of $ 2,500 at December 31, 2008 and 2009	369	369
Additional paid-in capital	116,660	116,603
Accumulated other comprehensive income (loss)	(114)	3
Accumulated deficit	(121,669)	(121,173)

Total shareholders’ deficit	(1,375)	(606)

Total liabilities and shareholders’ deficit	$9,802	$9,241

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2007	2008	2009
REVENUES:
Software licenses	$1,769	$1,380	$1,508
Maintenance and services	9,390	9,990	8,919

Total revenues	11,159	11,370	10,427

COST OF REVENUES:
Software licenses	358	275	206
Maintenance and services	5,633	5,586	3,967

Total cost of revenues	5,991	5,861	4,173

GROSS PROFIT	5,168	5,509	6,254

OPERATING EXPENSES:
Research and development	2,290	1,753	1,076
Selling and marketing	3,429	3,119	2,700
General and administrative	2,485	2,303	1,822

Total operating expenses	8,204	7,175	5,598

INCOME (LOSS) FROM OPERATIONS	(3,036)	(1,666)	656
FINANCIAL EXPENSES, net	(535)	(414)	(160)
LOSS FROM LIQUIDATION OF A SUBSIDIARY (Note 1a)	(239)	—	—

NET INCOME (LOSS)	$(3,810)	$(2,080)	$496

BASIS NET EARNINGS (LOSS) PER SHARE	$(1.66)	$(0.70)	$0.16

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTION OF BASIC NET EARNINGS (LOSS) PER SHARE	2,292,190	2,992,752	3,176,831

DILUTED NET EARNINGS (LOSS) PER SHARE	$(1.66)	$(0.70)	$0.14

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTION OF DILUTED NET EARNINGS (LOSS) PER SHARE	2,292,190	2,992,752	3,540,467

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred shares		Additional paid-in	Accumulated other comprehensive		Accumulated	Total comprehensive	Total shareholders’
	Number *)	Amount	Number *)	Amount	capital	income (loss)		deficit	income (loss)	equity
Balance as of January 1, 2007	1,922,711	2,266	326,797	369	115,937		(314)	(115,724)		2,534
Issuance of shares and convertible note to an investor, net of issuance cost (see also note 12j)	363,636	461	—	—	239		—	—		700
Issuance of shares in connection with a conversion of short-term convertible note	211,457	268			(268)					—
Issuance of shares, in connection with interest expenses, related to the convertible debts	14,546	17	—	—	23		—	—		40
Issuance of shares and release of restricted shares in connection with compensation to consultants	38,500	50	—	—	(19)					31
Stock based compensation	—	—	—	—	208		—	—		208
Release of restricted shares to employees and directors, net	9,390	13	—	—	(13)		—	—		—
Issuance of shares in connection with restructuring bank covenants and credit line	10,000	12	—	—	14		—	—		26
Comprehensive loss:
Cumulative effect of adjustment upon adoption of FIN 48	—	—	—	—	—		—	(55)		(55)
Foreign currency translation adjustments recognized as loss resulting from dissolution of Company’s subsidiary in Japan	—	—	—	—	—		239	—		239
Foreign currency translation adjustments	—	—	—	—	—		137	—	$137	137
Net loss	—	—	—	—	—		—	(3,810)	(3,810)	(3,810)

Total comprehensive loss									$(3,673)

Balance as of December 31, 2007	2,570,240	$3,087	326,797	$369	$116,121	$ **)	62	$(119,589)		$50

*)	All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.
**)	All accumulated other comprehensive income (loss) derived from foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total comprehensive	Total shareholders’
	Number	Amount	Number	Amount	capital	income (loss)	deficit	income (loss)	equity
Balance as of January 1, 2008	2,570,240	3,087	326,797	369	116,121	62	(119,589)		50
Issuance of shares and convertible note to investors, net of issuance cost (see also note 12j)			—	—	406	—	—		406
Issuance of shares, in connection with interest expenses	29,646	42	—	—	(6)	—	—		36
Issuance of shares, in connection with shareholder	46,535	59			(12)				47
Issuance of shares and release of restricted shares in connection with compensation to consultants	97,092	138	—	—	5				143
Stock based compensation	—	—	—	—	199	—	—		199
Release of restricted shares to employees and directors, net	36,940	53	—	—	(53)	—	—		—
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	(176)	—	$(176)	(176)
Net loss	—	—	—	—	—	—	(2,080)	(2,080)	(2,080)

Total comprehensive loss								$(2,256)

Balance as of December 31, 2008	2,780,453	$3,379	326,797	$369	$116,660	$*) (114)	$(121,669)		$(1,375)

*)	All accumulated other comprehensive income (loss) derived from foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total comprehensive	Total shareholders’
	Number	Amount	Number	Amount	capital	income (loss)	deficit	income (loss)	equity
Balance as of January 1, 2009	2,780,453	3,379	326,797	369	116,660	(114)	(121,669)		(1,375)
Stock based compensation	—	—	—	—	130	—	—		130
Release of restricted shares to employees and directors, net	163,595	213	—	—	(187)	—	—		26
Comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	117	—	$117	117
Net income	—	—	—	—	—	—	496	496	496

Total comprehensive income								$613

Balance as of December 31, 2009	2,944,048	$3,592	326,797	$369	$116,603	$*) 3	$(121,173)		$(606)

*)	All accumulated other comprehensive income (loss) derived from foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(3,810)	$(2,080)	$496
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	680	482	512
Amortization of deferred debt issuance cost related to convertible notes	1	7	—
Amortization of convertible notes premium, discounts and beneficial conversion feature	(12)	(13)	(13)
Accrued severance pay, net	127	12	(121)
Stock based compensation related to directors and employees	208	199	156
Stock based compensation related to restricted shares and shares to a bank and investor	46	95	—
Stock based compensation related to restricted shares and shares to consultants	31	143	—
Interest expenses paid in shares	48	27	—
Loss from liquidation of a subsidiary	239	—	—
Decrease (increase) in trade receivables, net and unbilled receivables	(26)	308	248
Decrease in other accounts receivable and prepaid expenses	303	46	20
Increase (decrease) in trade payables	110	(88)	(200)
Increase (decrease) in long-term and short-term deferred revenues, net	863	1,087	(714)
Increase (decrease) in other accounts payable and accrued expenses	61	(73)	48

Net cash provided by (used in) operating activities	(1,131)	152	432

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(194)	(32)	(7)

Net cash used in investing activities	(194)	(32)	(7)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit	628	18	100
Repayment of short-term bank credit and long-term loan	(600)	(599)	(450)
Repayment of loan from related party	(38)	7	—
Proceeds from issuance of share capital and convertible debt	761	186	—
Proceeds from payment on account of convertible debt	239	—	—

Net cash provided by (used in) financing activities	990	(388)	(350)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	12	(2)	(62)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(323)	(270)	13
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	736	413	143

CASH AND CASH EQUIVALENTS AT THE END OF YEAR	$413	$143	$156

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

SUPPLEMENTARY DISCLOUSURE OF CASH FLOW INFORMATION:

	Year ended December 31,
	2007	2008	2009
Supplemental disclosure of cash flow activities:
Cash paid during the year for:
Interest	$319	$118	$113

Supplemental disclosure of non-cash investing and financing activities:
Refinancing of short-term bank loan on a long-term basis	$—	$1,589	$—

Accrued issuance expenses to be paid	$61	$—	$—

Conversion to shares of accrued interest expenses, waivers and deferred charges related to the convertible debt and note	$67	$83	$—

Classification of payments on account of convertible note to equity	$—	$239	$—

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a)	ViryaNet Ltd. (the “Company”), an Israeli corporation, was established in 1988. The Company develops, markets and supports integrated mobile and Web-based software applications for workforce management and the automation of field service delivery. The Company also provides additional software applications.

b)	The Company has five wholly-owned subsidiaries: three in the United States (“ViryaNet Inc.” and its subsidiaries “iMedeon Inc” which is not active and “Utility Partners Inc.”, collectively “ViryaNet U.S.”), one in Australia (“ViryaNet Australia”), which is a subsidiary of ViryaNet Inc, and one in the United Kingdom (“ViryaNet U.K.”) which is not active. The Company’s subsidiary in Japan (“ViryaNet Japan”) was dissolved in April 2007.

c)	The Company’s sales are generated in the United States, Europe, and Asia-Pacific. As for major customers, see Note 13.

d)	The Company is devoting substantial efforts towards activities such as marketing its products, financial planning and fund raising. In the course of such activities, the Company and its subsidiaries have sustained operating losses prior to fiscal year 2009. The Company and its subsidiaries have generated variable levels of revenues over the past several years and have not achieved profitable operations prior to fiscal year 2009 or positive working capital. Although the Company achieved net operating income and net income in the year ended December 31, 2009 and positive cash flows from operations in each of the two years in the period ended December 31, 2009, there is no assurance that profitable operations or positive cash flows from operations could be sustained on a continuing basis.

e)	All share data in this report are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007 (see Note 11).

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

The consolidated financial statements include the accounts of ViryaNet Ltd. and its subsidiaries. All intercompany balances and transactions have been eliminated. The consolidated financial statements were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). In the opinion of management, these financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented.

Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, collectibility of accounts receivable, stock-based compensation, income tax accruals and the value of deferred tax assets. Estimates are also used to determine the remaining economic lives and carrying value of fixed assets, goodwill and intangible assets. Actual results could differ from those estimates.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Functional currency:

Substantially all of the revenues of the Company and ViryaNet U.S. are generated in U.S. dollars (“dollar” or “dollars”). In addition, a substantial portion of the costs of the Company and certain costs of its subsidiaries are incurred in dollars. Financing and investment activities are made in dollars. Management believes that the dollar is the primary currency in the economic environment in which the Company and certain of its subsidiaries operate, therefore, the dollar is the functional and reporting currency. Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of income (loss), the following exchange rates are used: (i) for transactions – exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, etc.) – historical exchange rates. Currency transaction gains or losses are carried to financial income or expenses, as appropriate.

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

Goodwill and acquisition-related intangible assets:

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Acquisition related intangible assets result from the Company’s acquisitions of businesses. Intangible assets subject to amortization are initially recognized based on fair value allocated to them, and subsequently stated at amortized cost. Identifiable intangible assets other than goodwill are amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The amortization periods for the Company’s finite-lived intangible assets are as follows:

Amortization period in years
Technology	3-5
Customer relationship	5-6

The Company tests its goodwill for impairment annually on the last day of its fourth fiscal quarter, or more frequently if certain events or certain changes in circumstances indicate they may be impaired. In assessing the recoverability of goodwill, the Company must make a series of assumptions about such things as the estimated future cash flows and other factors to determine the fair value of these assets. There are inherent uncertainties related to these factors and management’s judgment in applying these factors.

Goodwill impairment testing is a two-step process. The first step is a comparison of the fair values of the Company’s reporting units to their respective carrying amounts. A reporting unit is the operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. The Company has determined that it represents a single reporting unit, which is equivalent to the consolidated Company. Since the Company’s equity carrying value is negative as of the testing date, management believes that a step-one test performed on an enterprise value basis (equity value plus debt less cash and cash equivalents) would provide a better indication of whether a potential impairment of goodwill exists and a step-two test should be performed.

As the consolidated company represents a single reporting unit, the Company’s estimated fair value is compared to the Company’s enterprise book value as a whole. If the reporting unit’s estimated fair value is equal to or greater than that reporting unit’s enterprise book value, no impairment of goodwill exists and the testing is complete at the first step. However, if the reporting unit’s enterprise book value is greater than the estimated fair value, the second step must be completed to measure the amount of impairment of goodwill, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill with its carrying amount to measure the amount of impairment loss, if any. If the implied fair value of goodwill is less than the carrying value of goodwill, then impairment exists and an impairment loss is recorded for the amount of the difference.

The estimated fair value of goodwill is determined by using an income approach. The income approach estimates fair value based on the Company’s estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the overall level of inherent risk of that reporting unit. The income approach also requires the Company to make a series of assumptions, such as discount rates, revenue projections, profit margin projections and terminal value multiples. The Company estimated its discount rates on a blended rate of return considering both debt and equity for comparable publicly-traded companies engaged in internet software services or application software.

These comparable publicly traded companies are operating in the same or similar industry as the Company and have similar operating characteristics to the Company. The Company estimated its revenue projections and profit margin projections based on internal forecasts about future performance.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.):

The estimated fair value of the income approach is compared to a market approach for reasonableness. The market approach estimates fair value by applying sales, earnings and cash flow multiples to the reporting unit’s operating performance. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics to the Company’s reporting unit. The market approach requires the Company to make a series of assumptions, such as selecting comparable companies and comparable transactions and transaction premiums.

The estimated fair value of the Company as a reporting unit as of December 31, 2009 was substantially in excess of its enterprise book value. Therefore, no impairment of goodwill was recorded.

Long-Lived Assets:

The Company reviews long-lived assets, such property and equipment and intangible assets, for impairment whenever events indicate that the carrying amounts might not be recoverable. Recoverability of property and equipment and other intangible assets is measured by comparing the projected undiscounted net cash flows associated with those assets to their carrying values. If an asset is considered impaired, it is written down to fair value, which is determined based on the asset’s projected discounted cash flows or appraised value, depending on the nature of the asset. During 2007, 2008 and 2009, no impairment losses were recorded.

Income taxes:

The Company accounts for income taxes using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

The Company accounts for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Revenues from software license agreements are recognized in accordance with ASC 985-605-15 (originally issued as American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2, Software Revenue Recognition, as amended by Statement of Position 98-9).

ASC 985-605-15 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. ASC 985-605-15 requires that revenue be recognized under the “residual method” when vendor specific objective evidence (“VSOE”) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method any discount in the arrangement is allocated to the delivered elements. The VSOE of fair value of the undelivered elements is determined based on the price charged for the undelivered element when sold separately. For post-contract customer support, The Company determines the VSOE based on the renewal price charged. For other services, such as consulting and training, the Company determines the VSOE based on the fixed daily rate charged in stand-alone service transactions. If VSOE of fair value does not exist for all elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue is deferred until such evidence exists for the undelivered elements, or until all elements are delivered, whichever is earlier.

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the license fee is fixed or determinable, collectability is probable and VSOE of the fair value of undelivered elements exists.

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

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. Services that are considered essential consist primarily of significant production, customization, or modification. When such services are provided, revenues under the arrangement are recognized using contract accounting on a percentage of completion method, based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract, in accordance with ASC 605-35-05 (originally issued as SOP 81) “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,”. Amounts of revenue recognized in advance of contractual billing are recorded as unbilled receivable.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2007, 2008 and 2009, no such losses were identified.

Deferred revenues include unearned fees received under maintenance and support contracts, and other amounts received from customers but not recognized as revenues in the current period.

The Company does not grant right-of-return to its customers. The Company generally provides a warranty period for three months. As of December 31, 2009 and 2008, the provision for warranty cost was immaterial.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Advertising Costs:

The Company records advertising expenses as incurred and amounted to approximately $ 14, $ 23, and $11 in the years ended December 31, 2009, 2008, and 2007, respectively, and have been included as part of selling and marketing expenses.

Research and development costs:

Research and development expenses include salaries, employee benefits and other costs associated with product development and are charged to income as incurred. Participations and grants in respect of research and development expenses are recognized as a reduction of research and development expenses as the related costs are incurred, or as the related milestone is met. Upfront fees received in connection with cooperation agreements are deferred and recognized over the period of the applicable agreements as a reduction of research and development expenses.

Capitalization of internally developed computer software costs begins upon the establishment of technological feasibility based on a working model. Due to the relatively short time between the date the products achieve technological feasibility and the date they generally become available to customers, costs subject to capitalization have been immaterial and have been expensed as incurred.

Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, and trade receivables.

The majority of the Company’s cash and cash equivalents are invested in dollar instruments with major banks in the United States, Israel, and Australia. Such cash and cash equivalents may be in excess of insured limits or may not be insured at all in some jurisdictions. Management believes that the financial institutions that hold the Company’s and its subsidiaries’ cash and cash equivalents are financially sound and accordingly, minimal credit risk exists with respect to these assets.

The Company’s and its subsidiaries’ trade receivables are derived from sales to customers located primarily in the United States, Europe, Australia and the Far East. The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under foreign trade risks insurance.

The Company and its subsidiaries had no off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Allowance for doubtful accounts:

The allowance for doubtful accounts is determined on the basis of analysis of specific debts which are doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with such customers, the economic environment, the industry in which such customers operate, financial information available on such customers, etc. In management’s opinion, the allowance for doubtful accounts adequately covers anticipated losses with respect to its accounts receivable. No allowance for doubtful accounts was required for the year ended December 31, 2009.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Long term convertible debt:

The Company presents the outstanding principal amount of its long term convertible debts as a long-term liability, in accordance with ASC Topic 470-20, Debt with Conversion and Other Options. The debt is classified as a long-term liability until the date of conversion on which it would be reclassified to equity, or at the first contractual redemption date, on which it would be reclassified as a short-term liability (see also Note 9). Accrued interest on the convertible debt is included in “other accounts payable and accrued expenses”.

Convertible note:

The Company presents the outstanding principal amount of the convertible note (see Note 11b) as a separate component in the shareholders equity in accordance with ASC Topic 815, Derivatives and Hedging and ASC 480 Topic, Distinguishing Liabilities from Equity . The convertible note was classified as an equity component since it has no repayment date, does not bear any interest, and may be converted only to the Company’s Ordinary shares. The convertible note is classified as paid-in capital in shareholders’ equity until the date of actual conversion.

Earnings (loss) per share:

Basic net earnings or loss per share is computed by dividing net income or loss by the weighted average number of Ordinary shares outstanding during the applicable period. Diluted net earnings or loss per share is computed by dividing net income or loss by the weighted average number of Ordinary shares outstanding and potentially dilutive securities, as calculated using the treasury stock method, outstanding during the period. Potentially dilutive securities include shares issuable upon conversion of the convertible debt.

All outstanding stock options and non vested restricted shares, warrants and shares issuable upon conversion of the long-term convertible debt have been excluded from the calculation of the diluted net earnings or loss per Ordinary share because all such securities are anti-dilutive for all periods presented. The total weighted-average number of shares related to the outstanding options and unvested restricted shares, warrants and shares issuable upon conversion of the long-term convertible debt excluded from the calculations of diluted net earnings or loss per share, was 465,087, 1,235,675 and 828,030 for the years ended December 31, 2007, 2008 and 2009, respectively.

The following table summarizes information related to the computation of basic and diluted net earnings (loss) per ordinary share for the years indicated.

	Year ended December 31
	2007	2008	2009
Net income (loss) attributable to ordinary shares (US$ thousands)	(3,810)	(2,080)	496

Weighted average number of ordinary shares outstanding used in basic earnings (loss) per ordinary share calculation	2,292,190	2,992,752	3,176,831
Add assumed conversion of convertible note dilutive potential ordinary shares	—	—	363,636

Weighted average number of ordinary shares outstanding used in diluted earnings (loss) per ordinary share calculation	2,292,190	2,992,752	3,540,467

Basic earnings (loss) per ordinary shares (US$)	(1.66)	(0.70)	0.16

Diluted earnings (loss) per ordinary shares (US$)	(1.66)	(0.70)	0.14

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation – Stock Compensation (ASC 718) which establishes accounting for stock-based awards exchanged for employee services. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with the fair value based on an option-pricing model, pursuant to the guidance in ASC Topic 505-50, Equity-Based Payments to Non-Employees.

The following table summarizes the effects of share-based compensation resulting from the application of ASC 718:

	2007	2008	2009
Cost of revenues	$23	$17	$14
Research and development cost	9	7	5
Selling and marketing expenses	24	18	5
General and administrative expenses	152	157	132

Total stock-based compensation expense	$208	$199	$156

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock options awards and values restricted stock based on the market value of the underlying shares at the date of grant. No stock options were granted in 2007, 2008 and 2009.

All restricted shares to employees granted in 2009, 2008 and 2007 were granted for no consideration; therefore their fair value was equal to the share price at the date of grant. The weighted average grant date fair value of shares granted during the years 2009, 2008 and 2007 was $ 0.40, $ 1.52 and $ 3.34, respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Severance pay:

The Company’s liability for severance pay to its Israeli employees is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees in Israel is fully provided for by monthly deposits with insurance policies and by the Company’s severance pay accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds for the Company’s Israeli employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2007, 2008 and 2009 amounted to approximately $ 149, $ 126 and $83 respectively.

Sale of receivables:

From time to time, the Company sells certain of its accounts receivable to financial institutions, within the normal course of business. Where receivables are sold without recourse to the Company and such sales constitute a true sale as this term is determined in ASC Topic 860, Transfers and Servicing, the relevant receivable is de-recognized and cash recorded. Where receivables are sold and the transfers of the rights to future cash receipts are related to underlying sales transactions for which the revenue has not been recognized, the receivable is not de-recognized and a liability reflecting the obligation to the financial institution is recorded as debt until the liability is discharged through the financial institution receiving payment.

The balance of sold receivables amounted to approximately $68 and $156 as of December 31, 2008 and 2009, respectively. The Company pays factoring fees associated with the sale of receivables based on the dollar value of the receivables sold. Such fees, which are considered to be primarily related to the Company’s financing activities, are immaterial and included in financial expenses, net in the Statements of Operations.

As of December 31, 2008 and December 31, 2009, no sales of accounts receivable to the financial institution, relating to an annual renewal of support and maintenance transactions for which the revenue has not been recognized, were outstanding.

Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, trade receivables, unbilled receivables, other accounts receivable, short-term bank credit, current portion of debt, trade payables and other accounts payable approximates their fair values due to the short-term maturity of such instruments.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.):

The carrying amount of the Company’s borrowings under the long- term debt and convertible debt approximates fair value because the interest rate on the instruments fluctuate with variable rate of interest or represents borrowing rates available with similar terms.

Impact of recently issued accounting standards:

In May 2009, the FASB issued new accounting guidance, under ASU 2010-09, “Subsequent Events” (Topic 855), which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations. Refer to Note 16, “Subsequent Events” for the required disclosures in accordance with ASC Topic 855.

In June 2009, the FASB issued SFAS No. 166, (ASC Topic 860) “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140” (“SFAS 166”). The provisions of SFAS 166, in part, amend the derecognition guidance in FASB Statement No. 140, eliminate the exemption from consolidation for qualifying special-purpose entities and require additional disclosures. The changes are effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Company does not expect the standard to have a material effect on the financial position, results of operations or cash flows of the Company.

In July 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162” (“SFAS 168”) now incorporated in ASC 105 “Generally Accepted Accounting Principles”. SFAS 168 establishes the FASB Accounting Standards Codification to become the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. SFAS 168, which changes the referencing of financial standards, is effective for interim or annual financial periods ending after September 15, 2009. The Company has modified all earlier references to accounting standards to reflect the adoption of SFAS 168.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605), Multiple-Deliverable Arrangements. ASU 2009-13 amends the guidance that in the absence of vendor-specific objective and third-party evidence for deliverables in multiple-deliverable arrangements, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangements consideration using the relative selling price method. ASU 2009-13 expands the disclosure requirements for multiple-deliverable revenue arrangements. The guidance will be effective for financial statements issued for fiscal years beginning after June 15, 2010. Early adoption is permitted. The Company does not expect the standard to have a material effect on the financial position, results of operations or cash flows of the Company.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

In October 2009, the FASB issued ASU 2009-14, Software (Topic 985), Certain Revenue Arrangements that Include Software Elements. ASU 2009-14 amends the guidance to exclude for the scope of software revenue accounting requirements tangible products if the product contains both software and non-software components that function together to deliver a product’s essential functionality and factors to consider in determining whether a product is within the scope of the guidance. The guidance will be effective for financial statements issued for fiscal years beginning after June 15, 2010. Early adoption is permitted. The Company does not expect the adoption of the update to have a material impact on its consolidated financial statements.

Other account receivable and prepaid expenses consisted of the following:

	December 31,
	2008	2009
Prepaid expenses	$109	$95
Government authorities	4	2

	$113	$97

NOTE 4:- PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

a.	Composition:

	December 31,
	2008	2009
Cost:
Computers, peripheral equipment and software	$2,057	$1,657
Office furniture and equipment	608	336
Leasehold improvements	311	314

	2,976	2,307

Accumulated depreciation	2,809	2,218

Depreciated cost	$167	$89

Depreciation expense for the years ended December 31, 2007, 2008 and 2009 were approximately $ 117, $ 100 and $89, respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 5:- GOODWILL AND INTANGIBLE ASSETS, NET

a.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009 are as follows:

Balance as of January 1, 2008	$7,152
Foreign currency translation adjustments	(130)

Balance as of December 31, 2008	7,022
Foreign currency translation adjustments	147

Balance as of December 31, 2009	$7,169

b.	Intangible assets:

1)	The following table presents the components of the Company’s acquired intangible assets with definite lives:

	December 31,
	2008	2009
Costs:
Customer relationship	$1,352	$1,461
Technology	1,403	1,585
Trademark and trade name	110	110

Total cost	2,865	3,156
Accumulated amortization:
Customer relationship	985	1,323
Technology	1,219	1,512
Trademark and trade name	110	110

Total accumulated amortization	2,314	2,945

Amortized cost	$551	$211

2)	Customer relationship was acquired as part of the acquisitions of certain subsidiaries. Amortization expenses amounted to $ 256, $ 238 and $ 252 for the years ended December 31, 2007, 2008 and 2009, respectively.

3)	Amortization expenses of other intangible assets amounted to $299, $144 and $150 for the years ended December 31, 2007, 2008 and 2009, respectively.

4)	The identifiable intangible assets will be fully amortized in 2010 and the estimated amortization expense in 2010 is $211.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 6:- SHORT-TERM BANK CREDIT

	Weighted Interest Rate as of December 31, 2009	December 31,
Currency	%	2008	2009
U.S. $	11.50	$149	$249
NIS	5.80	$131	$131

		$280	$380

The Company has two Credit Facilities with Bank Hapoalim (the “Bank”) to borrow funds under a revolving line of credit. The line of credit dominated in NIS currency accrues interest on the daily outstanding balance at the prime rate plus 3.3% per annum and the line of credit dominated in US dollars accrues interest at a fixed rate of 11.5%.

In August, 2007, the Bank modified the Company’s bank covenant requirements as part of its overall bank financing arrangement such that on a quarterly basis starting August 1, 2007 (i) the Company’s shareholders’ equity shall be at least the higher of (a) 13% of its total assets, or (b) $ 1,500, and (ii) its cash balance shall not be less than $ 500. In connection with these changes, the Company recorded fees expenses in the amount of $ 10 and issued 10,000 Ordinary shares to the Bank at no consideration.

The fair value of the Ordinary shares issued to the Bank (“Bank’s Shares”) was determined using the market price of the Company’s Ordinary shares at the measurement date. This resulted in an amount of $ 26. The Company recorded the Bank’s Shares based on their fair value as additional paid-in capital.

On October 28, 2009 the Company received from Bank a waiver of its bank covenants for the second, third and fourth quarter of 2009 and for the first quarter of 2010. In connection with the waiver the Company paid fees of $ 15 to the bank.

The Bank debts are secured in favor of the Bank by a floating charge on all of the Company’s assets and by a personal guarantee of Samuel Hacohen, the Company’s Chairman of the Board of Directors.

NOTE 7:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts payable and accrued expenses consist of the following:

	December 31,
	2008	2009
Employees and payroll accruals	$1,351	$1,256
Accrued expenses	612	805

	$1,963	$2,061

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 8:- LONG-TERM BANK LOAN

a.	Long-term loans classified by currency of repayment are as follows:

	Currency	Interest Rate	December 31,
			2008	2009
Loan from a bank	U.S. $	3 MONTH LIBOR* + 2.25	$150	$—
Loan from a bank	U.S. $	3 MONTH LIBOR* + 3.25	$1,589	$1,289
Less - current maturities			450	400

			$1,289	$889

On January 2, 2008, the Company’s short-term bank loan in the amount of $ 1,589 was extended for an additional year. On September 29, 2008 the Bank agreed to convert the short term loan that was due on January 2, 2009 to a long-term loan, such that $100 was due on July 2, 2009, an additional $100 was due on August 15, 2009 and the balance of $1,389 million is paid over 14 quarterly payments starting October 2, 2009. See Note 6 for information related to bank covenants and security interest.

b.	The loans (net of current maturities) mature in the following years after the balance sheet date:

	December 31
	2008	2009
2009	$300	$—
2010	400	400
2011	400	400
2012	400	400
2013	89	89

Total	$1,589	$1,289

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 9:- LONG TERM CONVERTIBLE DEBT

c.	For details of charges, see Notes 6 and 10c.

Long – term convertible debt is as follows:

	Interest rate	December 31,
		2008	2009
Convertible debt:
Par	7.5%	$480	$480
Deemed premium, net *		63	50

		$543	$530

*	Amortization of the deemed premium added to income were $13 annually for 2008 and 2009.

a.	The convertible debt is held by LibertyView Special Opportunities Fund, L.P. (“LibertyView”), bears interest of 7.5%, payable quarterly, is due on August 3, 2013 and may be converted to Ordinary shares at the discretion of LibertyView at any time during the term of the loan at a price of $ 11.025 per Ordinary share. LibertyView has the option to request earlier repayment on July 15, 2011.

b.	As of December 31, 2009 the balance of the convertible debt in the amount of $ 530 was classified as a long-term convertible debt in accordance with ASC Topic 470-10 (originally issued as SFAS 78, “Classification of Obligations That Are Callable by the Creditor an Amendment of ARB No. 43) since the convertible debt holder, did not exercise its right to call for repayment of the debt on July 15, 2009 and as such the debt can be called for repayment only on the next exit date, which is July 15, 2011.

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities, through the Office of the Chief Scientist of the Israel’s Ministry of Industry, Trade and Labor (the “OCS”). Through December 31, 2009, the Company had obtained aggregate grants from the OCS of $ 372.

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

Through December 31, 2009, the Company has paid or accrued royalties to the OCS in the amount of $ 30. As of December 31, 2009, the total contingent liability to the OCS amounted to $ 393.

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

Future minimum rental payments under non-cancelable operating leases are as follows:

Year ended December 31,	Facilities
2010	316
2011	96

Total	$412

Lease expenses in respect of facilities for the years ended December 31, 2007, 2008 and 2009 were approximately $ 524, $ 442 and $ 349, respectively.

Lease expenses in respect of motor vehicles for the years ended December 31, 2007, 2008 and 2009 were approximately $ 289, $ 265 and $ 163, respectively. In addition, as of December 31, 2009 future minimum rental payments in connection with motor vehicles leased for the years 2010, 2011 and 2012 are $ 153, $ 116 and $ 13, respectively.

c.	Charges and guarantees:

1.	The Company has a floating charge on all of its assets in favor of the Bank.

2.	The Company obtained a bank guarantee in the amount of $ 67, in order to secure an office lease agreement.

NOTE 11:- SHAREHOLDERS’ EQUITY

The Ordinary shares of the Company were traded until June 11, 2007 on the Nasdaq Capital Market and were delisted from trading on that date. On June 12, 2007, the Company’s Ordinary shares became eligible for quotation and trading on the Pink Sheets. On November 14, 2007, the Company’s Ordinary shares became eligible for quotation and trading on the OTC Bulletin Board (“OTCBB”). On September 3, 2008 the Company’s Ordinary shares ceased to be eligible for quotation and trading on the OTCBB and became eligible for quotation and trading on the Pink Sheets. On March 4, 2010, the Company’s Ordinary shares became eligible again for quotation and trading on the OTC Bulletin Board (“OTCBB”).

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

NOTE 11:- SHAREHOLDERS’ EQUITY (CONT.):

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

b.	In December 19, 2007, the Company issued to a group of new financial investors 363,636 Ordinary shares at a price of $ 1.65 per share for a total consideration of $ 600. The transaction included also a non interest bearing convertible note of $ 600 at a conversion price of $ 1.65 per Ordinary share and warrants to purchase an aggregate of up to 600,000 Ordinary shares at an exercise price of $ 2.00 per Ordinary share. The Convertible note does not have any maturity, does not bear any interest, is not subject to a repayment in any event including liquidation, and can only be converted into Ordinary shares at any time at the holder’s discretion. 50% of the warrants are callable by the Company when all shares issued in connection with the new investment are registered with the SEC.

All of the warrants and an amount of $ 439 of the Convertible Note were subject to the Company’s shareholders approval which was granted on January 31, 2008.

As of December 31, 2008 and 2009 the total amount of Convertible Note of $ 600 which was received during 2007 and 2008 was classified as equity in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities” and ASC 480, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.

c.	Following the December 19, 2007 financing described in b. above, the Company had issued 211,457 Ordinary shares at no consideration to a group of existing shareholders who exercised its anti-dilution protection right, granted under a September 2006 conversion terms of short-term convertible debt.

d.	In November 2007 and December 2007, the Company issued 28,500 Ordinary shares under the 2005 Share Options Plans to service providers in consideration of consulting services.

e.	On January 31, 2008, the Company’s shareholders approved an increase of the authorized share capital of the Company by NIS 10,000,000 (consisting of 2,000,000 Ordinary shares of NIS 5.0 per share).

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (CONT.):

f.	During 2008 the Company issued 40,335 Ordinary shares to service providers in consideration of consulting services, out of which 15,200 shares were issued under the 2005 Share Options Plans.

g.	During 2008, the Company issued to consultants 56,757 Ordinary shares in consideration for finders’ fees related to the December 2007 investment in item b, above.

h.	During 2008 the Company issued 76,181 Ordinary shares to investors in connection with interest expenses.

Stock – based compensation:

a.	The Company’s previous stock options plans, The 1996, 1997, 1998 and 1999 Stock Option Plans (the “Plans”), have expired prior to December 31, 2009.

In November 2005, the Company adopted a new Israeli share option and restricted share plan and a new international share option and restricted share plan (the “2005 Share Option Plans”) which superseded and replaced all previous plans and provide the Company with the ability to grant restricted shares in addition to options under various tax regimes.

Under the 2005 Share Option Plans, options, restricted shares and other share-based awards may be granted to employees, directors, office holders, service providers, consultants and any other person or entity whose services the Company’s board of directors shall determine to be valuable to the Company and/or its affiliated companies. The exercise price of the options granted under the 2005 Share Option Plans is to be determined by the directors at the time of grant. The options granted expire no later than ten years from the date of grant. The 2005 Share Option Plans expire in 2015. Any options which are canceled or forfeited before expiration become available for future grants. The options vest ratably over a period of two to four years, with the first portion vesting not earlier than one year after the grant of the options.

Any options that remain available for grants under any of the Company’s prior stock option plans shall be available for subsequent grants of awards under the 2005 Share Option Plans. In addition, if any outstanding award under the Company’s existing option plans should, for any reason, expire, be canceled or be forfeited without having been exercised in full, the shares subject to the unexercised, canceled or terminated portion of such award shall become available for subsequent grants of awards under the 2005 Share Option Plans.

As of December 31, 2009, an aggregate of 101,691 Ordinary shares of the Company were available for future grant.

b.	During the year ended December 31, 2007, the Company granted to the Company’s employees and consultants 67,160 restricted Ordinary shares, at no consideration (the “Restricted Shares”). The Restricted Shares shall be released ratably on an annual basis over a two or three-year period (“release period”), starting from the date of grant, and some of them are subject to acceleration provisions upon certain events such as merger or acquisition. The Company has accounted for this award in accordance with ASC 718-10 and for the awards granted to consultants in accordance with ASC 718-10 and ASC 505-50. The total grant date fair value of $ 224, reflecting the quoted market price of the Company’s Ordinary shares as of the date of grant over the purchase price of $ 0 is recorded as compensation expense, ratably over the release period of the Restricted Shares.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (CONT.):

Compensation expenses of approximately $ 110, $ 83 and $ 29 were recognized during the years ended December 31, 2007, 2008 and 2009, respectively.

c.	During the year ended December 31, 2008, the Company granted to the Company’s employees directors and consultants 203,200 restricted Ordinary shares, for no consideration (the “Restricted Shares”). 15,200 of the Restricted Shares that were granted to consultants were released in 2008 and 188,000 Restricted Shares shall be released ratably on an annual basis over a two-year period (“release period”), starting from the date of grant, and some of them are subject to acceleration provisions upon certain events such as merger or acquisition. The Company has accounted for this award in accordance with ASC 718-10. The total grant date fair value of $ 284, reflecting the quoted market price of the Company’s Ordinary shares as of the date of grant over the purchase price of $ 0 is recorded as compensation expense, ratably over the release period of the Restricted Shares. Compensation expenses of approximately $ 135 and $ 101 were recognized during the years ended December 31, 2008 and 2009 respectively.

d.	During the year ended December 31, 2009, the Company granted to the Company’s employees 66,000 restricted Ordinary shares for no consideration (the “Restricted Shares”), which were released from restriction in 2009. The Company has accounted for this award in accordance with ASC 718-10. The total grant date fair value was $ 26, reflecting the quoted market price of the Company’s Ordinary shares as of the date of grant over the purchase price of $ 0. Compensation expenses of approximately $ 26 were recognized during the year ended December 31, 2009.

e.	The following is a summary of the Company’s employees’ and directors’ stock option activity under the Plans and related information:

	Year ended December 31, 2009
	Number of options	Weighted average remaining contractual term (years)	Aggregate intrinsic value	Weighted average exercise price
Outstanding - beginning of the year	61,175			$9.58
Forfeited	(48,650)			$9.90
Outstanding - end of the year	12,525	0.85	—	$8.38

Vested and exercisable	12,525	0.85	—	$8.38

No options were exercised in 2007, 2008 and 2009.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (CONT.):

The options outstanding as of December 31, 2009, under the Plans, have been separated into ranges of exercise price, as follows:

Range of exercise price	Options outstanding and exercisable as of December 31, 2009	Weighted average remaining contractual life (years)	Weighted average exercise price
$7.95-8.20	9,925	0.63	$7.95
$10.00-11.65	2,600	1.70	$10.02

	12,525		$8.38

No compensation expenses related to options were recognized during the years ended December 31, 2007, 2008 and 2009.

f.	A summary of the status of the Company’s restricted shares as of December 31, 2009, and changes during the year ended December 31, 2009, is presented below:

Restricted shares	Shares	Weighted average grant- date fair value
Restricted at January 1, 2009	206,300	$1.76
Granted	66,000	$0.40
Vested	(164,856)	$1.23
Forfeited	(17,780)	$2.37

Restricted at December 31, 2009	89,664	$1.62

As of December 31, 2009, there was $ 33 of total unrecognized compensation cost related to restricted shares compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted-average period of half year. The total fair value of restricted shares released during the year ended December 31, 2009 was $ 202.

The weighted average grant date fair value of shares granted during 2007, 2008 and 2009 were $3.34, $1.52 and $ 0.40, respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (CONT.):

g.	Options and Shares issued to consultants:

1.	The Company’s outstanding options to consultants as of December 31, 2009, are as follows:

Issuance date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through
August 2003	4,900	$7.95	4,900	August 2010
August 2004	500	$10.00	500	August 2011
March 2005	7,000	$10.30	7,000	March 2012

Total	12,400		12,400

Compensation expenses of approximately $ 3 were recognized during the year ended December 31, 2007. No compensation expenses were recognized during the years ended December 31, 2008 and 2009.

2.	In March 2007, the Company granted 6,000 restricted shares under the 2005 Share Options Plans to service providers in consideration of consulting services.

3.	In November 2007 and December 2007, the Company granted 28,500 Ordinary shares under the 2005 Share Options Plans to service providers in consideration of consulting services.

4.	In July 2008, the Company granted 15,200 Ordinary shares under the 2005 Share Options Plans to service providers in consideration of consulting services.

Warrants:

The Company’s outstanding warrants to investors and consultants as of December 31, 2009, are as follows:

Issuance date	Warrants for Ordinary shares	Exercise price per share	Warrants exercisable	Exercisable through
April 1998	578	$1.25	578	No expiration date
August 2005	23,334	$10.50	23,334	August 2010
September 2005	32,540	$10.50	32,540	September 2010
January 2008 (*)	600,000	$2.00	600,000	December 2010
May 2008	7,152	$1.65	7,152	May 2011

Total	663,604		663,604

(*)	See also Note 11b above.

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

NOTE 12:- TAXES ON INCOME

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of ASC 740-10 on January 1, 2007 (see Note 2 Income taxes). As of December 31, 2009, the Company recognized approximately $ 59 of liability for unrecognized tax benefits.

The Company and its subsidiaries file federal and state income tax returns in the U.S., Israel, Australia and the U.K. ViryaNet Ltd. may be subject to examination by the Israel tax authorities for fiscal years 2004 through 2009. ViryaNet Inc.’s (the U.S. subsidiary) tax returns through 2006 were audited by the U.S. Internal Revenue Service (“IRS”) which resulted with no incremental tax liability. ViryaNet Inc. may be subject to examination by the IRS for fiscal years 2007 through 2009. ViryaNet PTY (the Australian subsidiary) may be subject to examination by the Australian tax authorities for fiscal years 2005 through 2009.

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

Reduction in Israeli tax rates:

For tax year 2009, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 26%. Following an amendment to the Israeli Income Tax Ordinance, 1961 (the “Israeli Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease to 25% for the 2010 tax year and thereafter.

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

NOTE 12:- TAXES ON INCOME (CONT.):

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (CONT.):

However, the Capital Investments Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company’s existing “approved enterprise” will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new Law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2009, the Company did not generate income under the provision of the new Law.

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

Taxable income under the Inflationary Income Tax (Inflationary Adjustments) Law, 1985:

Results of the Company for tax purposes are measured and reflected in real terms in accordance with the changes in the CPI. As explained in Note 2, the financial statements are presented in U.S. dollars. The difference between the rate of change in Israeli CPI and the rate of change in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the financial statements. In accordance with ASC 740-10, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

On February 26, 2008, the Israeli Parliament (the Knesset) enacted the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Effective Period), 2008, which the Company refers to as the Inflationary Adjustments Amendment. In accordance with the Inflationary Adjustments Amendment, the effective period of the Inflationary Adjustments Law ceased at the end of the 2007 tax year and as of the 2008 tax year the provisions of the law do no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations. In accordance with the Inflationary Adjustments Amendment, commencing with the 2008 tax year, income for tax purposes will no longer be adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses will no longer be linked to the Israeli Consumer Price Index.

Net operating losses carryforward:

ViryaNet Ltd. has accumulated losses for tax purposes as of December 31, 2009, in the amount of approximately $ 34,319 which may be carried forward and offset against taxable income and capital gain in the future for an indefinite period.

Through December 31, 2009, ViryaNet U.K. had accumulated losses for income tax purposes of approximately $ 14,436, which can be carried forward and offset against taxable income in the future for an indefinite period.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (CONT.):

As of December 31, 2009, the U.S. subsidiary had U.S. federal net operating loss carryforward for income tax purposes in the amount of approximately $4,479. Net operating loss carryforward arising in taxable years beginning before August 6, 1997, can be carried forward and offset against taxable income for 15 years and expiring between 2010 and 2012. Net operating loss carryforwards arising in taxable years beginning after August 6, 1997 can be carried forward and offset against taxable income for 20 years, expiring between 2017 and 2026.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Through December 31, 2009, ViryaNet Australia had accumulated losses for income tax purposes of approximately $ 495, which can be carried forward and offset against taxable income in the future for an indefinite period.

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2008	2009
Deferred tax assets:
U.S. net operating loss carryforward	$2,896	$1,804
Israeli net operating loss carryforward	8,262	6,177
U.K. net operating loss carryforward	3,996	4,331
Australia net operating loss carryforward	78	148
Other reserve and allowances	856	978

Total deferred tax assets	16,088	13,438
Valuation allowance	(16,088)	(13,438)

Net deferred tax assets	$—	$—

As of December 31, 2009, the Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, since they have a history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (CONT.):

Net income (loss) consists of the following:

	Year ended December 31,
	2007	2008	2009
Domestic	$(2,660)	$(2,087)	$(613)
Foreign	(1,150)	7	1,109

	$(3,810)	$(2,080)	$496

Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

In 2007, 2008 and 2009, the main reconciling item of the statutory tax rate of the Company (29% - in 2007, 27% in 2008 and 26% in 2009) to the effective tax rate (0%) is tax loss carryforwards and other deferred tax assets for which a full valuation allowance was provided.

NOTE 13:- SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographical areas:

The Company adopted ASC 280 (originally issued as Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information”). The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company only has one operating segment. The total revenues are attributable to geographic areas based on the location of the end customer.

The following table presents total revenues for the years ended December 31, 2007, 2008 and 2009 and long-lived assets as of December 31, 2007, 2008 and 2009:

	2007		2008		2009
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
United States	$8,809	$611	$9,655	$381	$9,062	$156
Europe and the Middle East	1,001	43	445	28	424	17
Asia Pacific	1,349	644	1,270	308	941	127

	$11,159	$1,298	$11,370	$717	$10,427	$300

b.	Major customers data as a percentage of total revenues:

One customer represented approximately 11% of our total revenues in 2009. There were no customers representing 10% or more of revenues in 2007 and 2008.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 14:- FINANCIAL EXPENSES, NET

	Year ended December 31,
	2007	2008	2009
Income:
Foreign currency translation adjustments			5
Other income	—	7	20

Total income	—	7	25

Expenses:
Interest and bank charges	286	324	185
Foreign currency translation adjustments	113	—	—
Stock based compensation expenses related to options and shares granted to a Bank and financial consultants	136	97	—

Total expenses	535	421	185

Financial expenses, net	$535	$414	$160

NOTE 15:- RELATED PARTIES TRANSACTIONS

a)	In June 1999, the board of directors approved the issuance of 3,478 Series C-2 Preferred shares to its Chairman in consideration of $ 100, which the Company loaned to him. The loan was approved by the shareholders in June 2000 and bears annual interest at the rate of 6.5%. Repayment of the loan is due when the Chairman sells or otherwise disposes of the shares, subject to the loan. In addition, the Company, at its sole discretion, may call for immediate repayment of the loan and the interest thereon in the event that (i) the Chairman becomes bankrupt or files a motion for bankruptcy, or (ii) the Chairman ceases to remain in the employment of the Company for any reason.

b)	As part of a prior acquisition in 2005 the Company assumed an amount of approximately $ 285 inunsecured debt. The note bears interest at a rate equal to 5%. The unsecured debt is payable to seller’s major shareholder, Mark Hosking, who became a shareholder and an officer of the Company as a result of the acquisition. As of December 31, 2009, the outstanding amount of the debt is $ 79.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands, except share and per share data

NOTE 16:- SUBSEQUENT EVENTS

In January 2010, the Company issued 20,000 Ordinary shares to service providers in consideration of consulting services.

In January 2010 the Company’s shareholders approved to amend the Company’s 2005 Share Option Plans (the “Plans”) by increasing the number of shares reserved for grants under the Plans (whether as options and/or as restricted shares) by 300,000.

In February 2010, the Company granted to the Company’s employees and directors 224,582 restricted Ordinary shares under the Company’s 2005 Share Option Plans, for no consideration.

On March 4, 2010, the Company’s Ordinary shares became eligible again for quotation and trading on the OTC Bulletin Board (“OTCBB”).

In April 2010 the Company issued to the long-term convertible debt holder 50,803 shares for interest expenses.

On July 15, 2010 the Company received from Bank Hapoalim a waiver of its bank covenants (see Note 6) for the remaining quarters of 2010 and for the first quarter of 2011. In connection with the waiver the Company agreed to pay fees of $15,000 to the bank.

SCHEDULE II

VIRYANET LTD

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

	Year ended December 31,
	2009	2008	2007
Allowance for doubtful accounts at beginning of year	$—	$52	$52
Provision	—	—	—
Accounts receivable written off	—	(52)	—

Allowance for doubtful accounts at end of year	$—	$—	$52