Form 20-F
period 2010-12-31
VIRYANET LTD
filed 2011-07-15
CIK 1119744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

As of December 31, 2010, the Registrant had 3,561,880 shares outstanding, comprised of 3,235,083 Ordinary Shares and 326,797 Preferred A Shares.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this annual report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are including this cautionary statement in connection with this safe harbor legislation. This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “project” and similar expressions identify forward-looking statements.

The forward-looking statements in this annual report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein (including in the Risk Factors described in Item 3 below) and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements, include: whether we are able to achieve anticipated levels of profitability, growth and cost; whether we are able to timely develop and gain acceptance for our new products; the impact of competitive pricing; the impact of general business and global economic conditions; and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission.

Except to the extent required by law, neither we, nor any of our respective agents, employees or advisors, intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this annual report.

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

We derived the selected consolidated statements of operations data below for the years ended December 31, 2008, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009 and 2010, from our audited consolidated financial statements, which are included elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We derived the consolidated statements of operations data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 from audited consolidated financial statements that are not included in this annual report.

Summary Consolidated Financial Information

U.S. dollars in thousands (except share and per share data)

	2006	2007	2008	2009	2010
Statement of Operations Data:

Revenues:
Software licenses	$1,520	$1,769	$1,380	$1,508	$1,648
Maintenance and services	12,340	9,390	9,990	8,919	9,472

Total revenues	13,860	11,159	11,370	10,427	11,120
Cost of revenues:
Software licenses	356	358	275	206	142
Maintenance and services	6,831	5,633	5,586	3,967	4,340

Total cost of revenues	7,187	5,991	5,861	4,173	4,482
Gross profit	6,673	5,168	5,509	6,254	6,638
Operating expenses:
Research and development, net	2,121	2,290	1,753	1,076	1,068
Sales and marketing	3,692	3,429	3,119	2,700	2,920
General and administrative	2,735	2,485	2,289	1,775	1,670

Total operating expenses	8,548	8,204	7,161	5,551	5,658
Income (loss) from operations	(1,875)	(3,036)	(1,652)	703	980
Financial expenses, net	44	535	414	160	242
Other income (loss)	—	(239)	—	—	—

Income (loss) before taxes on income	(1,919)	(3,810)	(2,066)	543	738
Taxes on income	—	—	14	47	69

Net income (loss)	$(1,919)	$(3,810)	$(2,080)	$496	$669
Basic net income (loss) per share	$(1.03)	$(1.66)	$(0.70)	$0.16	$0.19
Weighted average number of shares used in computing basic net income (loss) per Ordinary Share	1,857,217	2,292,190	2,992,752	3,176,831	3,467,302
Diluted net income (loss) per share	$(1.03)	$(1.66)	$(0.70)	$0.14	$0.17
Weighted average number of shares used in computing basic and diluted net loss per Ordinary Share	1,857,217	2,292,190	2,992,752	3,540,467	3,884,201
Balance Sheet Data:
Cash and cash equivalents	$736	$413	$143	$156	$97
Working capital (deficit)	(4,520)	(6,098)	(5,830)	(5,611)	(5,635)
Total assets	11,919	11,190	9,802	9,241	9,760
Long-term bank loan, including current maturities	1,292	738	1,739	1,289	1,089
Long-term convertible debt	568	556	543	530	—
Shareholders’ equity (deficit)	2,534	50	(1,375)	(606)	357

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

RISK FACTORS

You should carefully consider the risks described below and in the documents we have incorporated by reference in this annual report before making an investment decision. The risks described below and in the documents we have incorporated by reference in this annual report are not the only ones facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Ordinary Shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to our Business

We have incurred losses in the past and may incur losses in the future.

Although we had net income of $0.5 million in 2009 and $0.7 million in 2010, we had incurred substantial net losses during each of the three fiscal years prior to 2009 and may not achieve profitability in 2011 or in future years. As of December 31, 2010, we had an accumulated deficit of approximately $120.5 million. In order to maintain profitability we will need to increase our revenues while containing or reducing our costs. However, a substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. Prior to 2009, while our revenues in 2008, 2007, and 2006 were $11.4 million, $11.2 million, and $13.9 million, respectively, we incurred net losses of $2.1 million, $3.8 million, and $1.9 million, respectively, during those years. Furthermore, while we achieved profitability in 2009 and 2010, our revenues in 2009 decreased to $10.4 million and our revenues of $11.1 million in 2010 were lower than our revenues in 2008, 2007 and 2006. We cannot assure you that we will be able to increase our revenues once again, or, that even if we are able to increase our revenues we will be able to maintain our profitability on a consistent basis.

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

As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as indicative of our future performance. Also, it is possible that our results of operations may be below the expectations of public market analysts and investors. If this happens, the price of our Ordinary Shares is likely to decrease.

We may not be able to meet our debt payment obligations in the future.

We have $480,000 face value of convertible debt outstanding that is owed to LibertyView Special Opportunities Fund, L.P. (“LibertyView”), for which LibertyView has the option to request payment in full in July 2011. Our ability to meet our obligations under the convertible debt and our other debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, and other factors, including some factors that are beyond our control. If we are unable to generate sufficient cash from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness. In addition, cash flows from our operations may be insufficient to repay our convertible debt in full at maturity, in which case we may need to refinance the convertible debt. Our ability to refinance our indebtedness, including the convertible debt, will depend upon, among other things: our financial condition at the time; restrictions in agreements governing our debt; and, other factors, including market conditions.

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

During the each of the three years in the period ended December 31, 2010, we had positive cash flow from operations. However, prior to 2008, we had negative cash flow from operations for each of the several preceding years. In the past five years, we have had aggregate negative operating cash flow in an amount of $2.9 million. Over the past five years, we have raised approximately $1.4 million from private equity financing transactions (during 2006) and approximately $1.2 million in a combination of equity and convertible debt financings (during 2007 and 2008). However, we expect that we may need additional financing to fund our business operations. Any additional financing that is structured as a secured debt financing may require the consent of our main current creditors, Bank Hapoalim and LibertyView. Our ability to raise additional financing from third parties may be impacted by the limited liquidity of our Ordinary Shares in the Over-The-Counter Bulletin Board, or the OTCBB, and in the OTCQB marketplace of Pink OTC Markets, Inc. We cannot assure you that additional financing will be available on terms favorable to us, or at all. In the event that the market price of our Ordinary Shares does not appreciate or declines, we may not be able to consummate a private equity financing transaction to raise additional capital. If adequate funds are not available or are not available on acceptable terms, our ability to fund our day to day operations, expand our research and development, and marketing and sales, efforts, pursue potential acquisitions, take advantage of unanticipated opportunities, develop or enhance our website content, features, services, or otherwise respond to competitive pressures would be severely constrained. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders will be reduced, and any newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We will need sufficient funds to re-pay our loans from Bank Hapoalim, which may be subject to immediate repayment if we do not meet our repayment schedule or meet specified conditions.

As of May 31, 2011, our aggregate outstanding borrowings from Bank Hapoalim amounted to approximately $1.3 million, which consisted of (i) short-term borrowings of approximately $0.4 million, of which $0.3 million is drawn in dollars with interest payable quarterly at a rate of 11.5%, and $0.1 million is drawn in NIS with interest payable quarterly at a rate of prime plus 3.3%, and (ii) long-term loans of approximately $0.7 million with an interest rate of 3 months LIBOR plus 3.25% and approximately $0.2 million with an interest rate of 3 months LIBOR plus 4.3%.

Our overall bank financing arrangement with Bank Hapoalim had historically been subject to financial covenants, and on August 29, 2007, Bank Hapoalim agreed to modify our bank covenant requirements as part of our overall bank financing arrangement such that on a quarterly basis (i) our shareholders’ equity is required to be at least the higher of (a) 13% of our total assets, or (b) $1.5 million, and (ii) our cash balance is required to be not less than $0.5 million. In addition, Bank Hapoalim provided us with a waiver of these new bank covenant requirements for the remainder of 2007. In connection with the modification of these waiver and bank covenant requirements, we paid $10,000 of fees and issued 10,000 Ordinary Shares to the bank.

We were not in compliance with these covenants for each quarterly period during the years ended December 31, 2008 and 2009. However, on September 28, 2008 we received a waiver of these covenants from Bank Hapoalim for each quarterly period during 2008 and for the first quarter of 2009, and on October 28, 2009 we received from Bank Hapoalim a waiver of these covenants for the remaining quarters of 2009 and for the first quarter of 2010. In connection with the waiver granted on October 28, 2009 we paid fees of $15,000 to the bank.

On July 15, 2010 we received from Bank Hapoalim a waiver of these covenants for the remaining quarters of 2010 and for the first quarter of 2011. In connection with this waiver we paid fees of $15,000 to the bank.

On July 10, 2011 we received from Bank Hapoalim a waiver of these covenants for the remaining quarters of 2011 and for the first quarter of 2012. In connection with this waiver we paid fees of $15,000 to the bank.

On September 29, 2008, Bank Hapoalim agreed to convert a $1.6 million short term loan that was due on January 2, 2009 into a long-term loan payable in the following increments: $0.1 million on July 2, 2009; an additional $0.1 million on August 15, 2009; and the balance of $1.4 million in 14 quarterly installments of $0.1 million each, commencing on October 2, 2009. The interest on our long-term loan is payable quarterly at a rate of LIBOR plus 3.25%. In connection with the waivers granted on September 28, 2008 and the conversion of the short-term loan to a long-term loan, we paid fees of $30,000 to the bank.

On May 20, 2010 Bank Hapoalim agreed to convert outstanding short term credit in the amount of $0.25 million to a long-term loan payable in 10 quarterly installments commencing on September 2, 2010.

We may need to obtain funding from third parties to meet the payment obligations under the above-described loan arrangements in a timely manner, and there is no assurance that Bank Hapoalim will grant us an extension of these payment dates in the future, if requested. Our ability to raise capital via convertible debt or equity financing arrangements with third parties for the re-payment of our loans with Bank Hapoalim may be impacted by the limited liquidity of our Ordinary Shares on the OTCBB. There can be no assurance that we will meet our covenants to the bank or that the bank will waive non-compliance with any such covenants in the event that we do not meet them. If we fail to timely effect any repayment of loans to Bank Hapoalim or to meet these covenants, the bank may demand immediate repayment of the outstanding debts and all interest thereon and would be entitled to exercise any remedies available to it. That would have a material adverse effect on our business.

We substantially reduced the number of our employees during recent years, and, as a result, may be unable to meet certain revenue objectives and sustain profitability.

Following our acquisition of e-Wise Solutions in 2005, we determined that we had an excess of resources resulting from that and other past acquisitions and took action to reduce our headcount. These actions resulted in a reduction of our headcount from 148 to 120 at the end of December 2005, 98 at the end of December 2006, and 88 at the end of December 2007. During 2008, we further reduced our headcount to 67 employees, and it has remained at that approximate level since that time. Although we believe that we currently have sufficient resources available to meet and support our current obligations in relation to our current staff, we may not be able to maintain this headcount. If we are forced to reduce headcount further, our ability to meet our growth goals, and our business and operations, may be negatively impacted.

We may need to expand our sales, marketing, research and development and professional services organizations but may lack the resources to attract, train and retain qualified personnel, which may hinder our ability to grow and meet customer demands.

While we conducted reductions in the number of our employees during recent years as described above, due to operational needs, we may need to reverse course and expand our headcount beyond our current staff in order to increase market awareness and sales of our products. We may also need to increase our quality assurance, technical and customer support staff to support new customers and the expanding needs of existing customers. Generally the training period for these new positions can take a significant amount of time before these personnel can provide support to our customers. In addition, there is competition for qualified personnel (especially senior employees). Competition for qualified professional employees may lead to increased labor and personnel costs. If we need to hire additional employees and are unable to attract, train, motivate and retain qualified personnel, we may not be able to achieve our objectives, and our business could be harmed.

We may not be able to compete effectively for the personnel that we need. In a number of our key markets and locations, particularly Israel, the competition for senior employees is very intense, and the process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. Even in times of economic downturn, competition for these employees is high, because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our ability to achieve our research and development and sales objectives.

Historically, our revenues have been concentrated in a few large orders and a small number of customers. Our business could be adversely affected if we lose a key customer.

A significant portion of our revenues each year has been derived from large orders from a small number of customers which are not necessarily the same customers each year. In 2008, four customers each accounted for approximately 6% or more of our revenues, and such revenues represented, in the aggregate, 32% of our total revenues. In 2009, five customers each accounted for approximately 6% or more of our revenues, and such revenues represented, in the aggregate, 39% of our total revenues. In 2010, four customers each accounted for approximately 6% or more of our revenues, and such revenues represented, in the aggregate, 32% of our total revenues. We do not expect that the four customers accounting for 32% of our revenues during 2010 will generate a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We cannot assure you that we will continue to attract such substantial customers that will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or a significant reduction in sales to a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to be profitable.

Our sales cycle is variable and often long and involves investment of significant resources on our part, but may never result in actual sales and we may therefore suffer additional losses.

Our sales cycle from our initial contact with a potential customer to the signing of a license and related agreements has historically been lengthy and variable. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources, causing us to incur most of our product development and selling and marketing expenses in advance of a potential sale. In addition, a number of companies decide which products to buy through a request for proposal process. In those situations, we also run the risk of investing significant resources in a proposal that results in a competitor obtaining the desired contract from the customer or in a decision by a customer not to proceed. The purchasing decisions of our customers are subject to the uncertainties and delays of the budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures. If our sales cycles lengthen further, our quarterly operating results may become less predictable and may fluctuate more widely than in the past. Due to the relatively large size of some orders, a lost or delayed sale could have a material adverse effect on our revenues and operating results.

If we are unable to accurately predict and respond to market developments or demands, our business may be adversely affected.

The market for mobile workforce management software solutions is evolving. This makes it difficult to predict demand and market acceptance for our products. Changes in technologies, industry standards, customer requirements and new product introductions by existing or future competitors could render our existing products obsolete and unmarketable, or require us to develop new products. We have limited development resources to expend on product development. Therefore, we may be unable to timely develop products that meet the market’s future needs. If we were to experience a significant increase in the number of customers, or were to decide to significantly increase our development of new product offerings, or both, we would need to expend significant amounts of money, time and other resources. This could strain our personnel and financial resources.

During the past few years, we have experienced fluctuation in the mix of our revenues from software licenses and services, and a reduction in the overall amount of our services revenues. If either or both of these trends continue, it may adversely affect our gross margins and profitability.

Our revenues from the sale of software licenses have moderately increased over the past three years, from approximately $1.4 million in 2008 to approximately $1.5 million in 2009 and approximately $1.6 million in 2010. Our revenues from services have fluctuated over the past three years, declining to approximately $8.9 million in 2009 from approximately $10.0 million in 2008, and then rising to approximately $9.5 million in 2010. Both of these trends have had a direct impact on our gross margins and profitability. Our gross margin from software licenses is substantially higher than our gross margin from services, since our cost of services, which includes expenses of salaries and related benefits of the employees engaged in providing the services, is substantially higher than our cost of software licenses. However, a decline in the volume of services revenues that we generate (regardless of such services’ relative lesser profitability) may in any case have an adverse direct impact on our overall gross margins and profitability if not accompanied by a countervailing increase in the amount of revenue from software licenses. If software license revenues should once again decline, or if services revenues decline and are not again accompanied by a countervailing increase in software license revenues, our gross margins and profitability may be adversely affected.

If we fail to stabilize or improve our margins on services revenues in the future, our results of operations could suffer.

Our margins on services revenues have not been consistent. In 2010, our margins on services revenues were 54% compared to 56% in 2009 and 44% in 2008. In order to maintain or continue to improve our margins on services revenues, we will need to maintain or increase the efficiency and utilization of our services personnel, consistently control our costs, and increase the volume of our services revenues. There is no assurance that we will be able to maintain or continue to improve our services margins, or, that they will not decline in the future.

Our ability to maintain or increase our revenues may depend on our ability to make sales through third parties.

We are becoming more dependent upon resellers and channel partners to generate a substantial portion of our revenues. We expect this dependence to continue and potentially increase due to our limited internal sales and marketing resources in existing markets and due to our desire to penetrate new vertical markets for our products in North America and expand into new geographic markets for our products outside of North America. As a result of the limited resources and capacities of many resellers and channel partners, even if we manage to maintain and expand our relationship with such resellers and channel partners, we may be unable to attain sufficient focus and resources from them so as to meet all of our customers’ needs. If anticipated orders from these resellers and channel partners fail to materialize, or if our current business agreements with them are terminated, our business, operating results and financial condition will be materially adversely affected.

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

Undetected defects may increase our costs and impair the market’s acceptance of our products and technology.

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

The markets for mobile workforce management applications and the automation of field service delivery are highly competitive, yet fragmented and stratified, although a number of our traditional competitors have been acquired by larger companies. We compete for the business of global or nationwide organizations that seek to support complex and sophisticated products across a variety of industries. We compete against companies such as, but not limited to, Service Power Technologies,,Oracle, Ventyx (acquired in 2010 by ABB Ltd.),ClickSoftware Ltd and TOA Technologies. Our primary competitors in commercial and other general field service markets include enterprise application solution providers such as Astea International Inc. and Metrix Inc., along with traditional ERP and CRM software application vendors such as Oracle Corporation and SAP A.G.

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

We market and sell our products and services in the United States, Europe, the Middle East, Asia and Australia. We received 15% of our total revenue in 2008, 13% of our total revenue in 2009 and 21% of our total revenue in 2010 from sales to customers located outside of the United States. In addition to our operations in the United States, we have sales and support facilities and offices in Israel and Australia. These operations require, and the expansion of our existing operations and entry into additional international markets will require, significant management attention and financial resources. In addition, since our financial results are reported in dollars, decreases in the rate of exchange of non-dollar currencies in which we make sales relative to the dollar will decrease the dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may materially adversely affect our results of operations. Historically, we have not hedged our foreign currency-denominated account receivables and expense risks.

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

Our future success depends on the continued service of our executive officers and other key personnel. All of our key management and technical personnel have expertise. The loss of any of these individuals could harm our business significantly. We have employment agreements with our executive officers, which generally require notification prior to departure, although relationships with these officers and key employees are at will. The loss of any of our key personnel could harm our ability to execute our business or financial strategy and compete successfully in the marketplace.

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

Our facilities are located in North America, Israel, and Australia. This geographic dispersion consumes significant management resources that may place us at a disadvantage compared to our locally based competitors. In addition, our international operations are generally subject to a number of risks, including:

•	differing technology standards and language requirements;

•	changing product and service requirements in response to the formation of economic and marketing unions, including the European Economic Union;

•	economic or political changes in international markets;

•	the uncertainty of protection for intellectual property rights in some countries, particularly in southeast Asia;

•	multiple and possibly overlapping tax structures.

•	foreign currency exchange rate fluctuations;

•	longer sales cycles;

•	multiple, conflicting and changing governmental laws and regulations;

•	greater dependency on partners;

•	time zone and cultural differences;

•	protectionist laws and business practices that favor local competition;

•	difficulties in collecting accounts receivables and longer collection; and

•	political and economic instability.

We expect international revenues to increase as a percentage of total revenues, and we believe that we must continue to expand our international sales and professional services activities in order to be successful. Our international sales growth will be limited if we are unable to expand our international sales management and professional services organizations either through a direct presence in local markets or through channel partners. If we fail to manage our geographically dispersed organization, we may fail to execute our business plan, and our revenues may decline.

Risks Related to our Intellectual Property

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

Our success and ability to compete are substantially dependent upon our internally developed technology. Other than our trademarks, most of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States, such as in certain countries in southeast Asia.

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

Risks Related to the Ownership of our Ordinary Shares

Our Ordinary Shares are quoted on the Over the Counter Bulletin Board, or the OTCBB, and the OTCQB, and previously were quoted on the Pink Sheets, which has adversely affected, and may continue to adversely affect, the market price of, and trading market for, our Ordinary Shares.

On June 12, 2007 our Ordinary Shares were delisted from NASDAQ SmallCap Market (now known as the NASDAQ Capital Market) and became eligible for quotation and trading on the Pink Sheets. On December 14, 2007, our Ordinary Shares became eligible for quotation and trading on the OTCBB under the ticker symbol VRYAF. On September 11, 2008, due to our delinquency with respect to the filing of our annual report on Form 20-F for the year ended December 31, 2007, our Ordinary Shares ceased to be eligible for quotation on the OTCBB and were removed from the OTCBB. Following the removal from the OTCBB, our Ordinary Shares became immediately eligible for quotation and trading on the Pink Sheets. On March 4, 2010, our Ordinary Shares became eligible once again for quotation and trading on the OTCBB, and, beginning in April 2010, with the creation by Pink OTC Markets, Inc. of its new OTCQB marketplace for reporting issuers who are current in their reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, our Ordinary Shares are quoted in that marketplace as well.

The limited volume of trading in our Ordinary Shares on the OTCBB and OTCQB has materially impaired, and may continue to materially impair, the ability of our shareholders to buy and sell our Ordinary Shares, and has had, and could continue to have, an adverse effect on the market price and the trading market for our Ordinary Shares. Such factors could also significantly impair our ability to raise capital should we desire to do so in the future or to utilize our Ordinary Shares as consideration in acquisitions. Furthermore, should we once again fail to remain current with our Exchange Act reporting, our Ordinary Shares could once again be removed from the OTCBB and OTCQB and be quoted on the Pink Sheets, which would exacerbate the above-identified problems related to liquidity, market price and trading market for our Ordinary Shares.

The market price of our Ordinary Shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all.

The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our Ordinary Shares. The market price of our Ordinary Shares fluctuated substantially between $0.60 and $1.50 during 2010, and decreased overall from $1.20 on December 31, 2009 to $0.95 on December 31, 2010. The market price of our Ordinary Shares decreased during the first six months of 2011, to $0.56 on June 30, 2011, and may continue to fluctuate substantially due to a variety of factors, including:

•	the limited volume of trading in our Ordinary Shares on the OTCBB and OTCQB;

•	any anticipated or actual fluctuations in our financial condition and operating results;

•	our inability to meet any guidance or forward looking information, if provided;

•	public announcements concerning us or our competitors;

•	the introduction or market acceptance of new service offerings by us or our competitors;

•	changes in security analysts’ financial estimates for us or other companies;

•	changes in generally accepted accounting principles that impact how we calculate our financial results;

•	sales of our Ordinary Shares by existing shareholders;

•	the limited market for our Ordinary Shares;

•	the use of our Ordinary Shares for the acquisition of the outstanding shares or assets of other companies;

•	our need to raise additional capital through private or public debt or equity financings;

•	changes in political conditions in Israel; and

•	the current economic uncertainty in the U.S. and globally.

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

Since August 4, 2003, which marked the initial point at which we needed to raise additional capital after our initial public offering, the number of shares that we have outstanding has increased substantially. The increase in the number of our outstanding shares has been primarily due to (i) private equity and convertible debt financings which have raised approximately $13.6 million (excluding transaction-related expenses) from 2003 to the present time (see the “Liquidity and Capital Resources” sub-section of Item 5, under the headings “How We Have Financed Our Business” and “Sources of Cash”), (ii) our acquisition of Utility Partners, Inc. in July 2004, which resulted in the issuance of 179,697 Ordinary Shares, and (iii) our acquisition of e-Wise Solutions in June 2005, which resulted in the issuance of an aggregate of 111,156 Ordinary Shares.

As of June 1, 2011, we have reserved up to 828,000 Ordinary Shares for issuance under our share option plans, under which 36,534 options have been exercised, the restrictions on 495,044 restricted shares have lapsed and the restrictions on 125,971 restricted shares have not lapsed yet as of June 1, 2011 and 9,700 options are outstanding. In addition, the balance of our convertible debt owed to LibertyView, in a principal amount of $480,000, may be converted by LibertyView at any time into our Ordinary Shares at an exercise price of $11.025 per share. The sale, or availability for sale, of such substantial quantities of our Ordinary Shares may have the effect of further depressing the market price of our stock. In addition, a large number of our Ordinary Shares that were previously subject to resale restrictions are currently eligible or shall soon be eligible for resale into the public market.

We may continue to issue equity or convertible securities, and the issuance of such securities could be dilutive to our shareholders. Certain warrants and options, when issued, may have an exercise price set at fair value, and we may therefore be required to reflect appropriate charges to our income in our financial statements. We have provided registration rights in the past to certain shareholders and may continue to do so in the future, which would ease the resale of Ordinary Shares that would otherwise be subject to securities law resale restrictions, thereby potentially contributing to the depression of the market price of our Ordinary Shares.

Our executive officers, directors and affiliated entities will be able to influence matters requiring shareholder approval and they may disapprove actions that you vote to approve.

As of June 1, 2011, our executive officers and directors serving as of such date, and entities affiliated with them, in the aggregate, beneficially owned approximately 43.9% of our outstanding Ordinary Shares, which include restricted Ordinary Shares whose restrictions will lapse within 60 days of June 1, 2011, and all Ordinary Shares which may be issued upon conversion of Preferred A Shares. Such percentage does not take into account restricted Ordinary Shares that have been granted to executive officers and directors, the restrictions related to which will lapse more than 60 days after June 1, 2011. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

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

Most of our revenues are in U.S. dollars or are linked to the U.S. dollar, while a portion of our expenses, principally salaries and the related expenses for our Israeli operations, are incurred in NIS. We do not utilize hedging to manage currency risk, and, therefore, are exposed to the risk that the NIS may appreciate relative to the U.S. dollar, or that even if the NIS devaluates in relation to the U.S. dollar, that the rate of inflation in Israel will exceed such rate of devaluation or that the timing of such devaluation will lag behind inflation in Israel. Any of such scenarios would result in increased dollar cost of our operations. In 2009 and 2010, the NIS appreciated relative to the dollar by approximately 0.7% and 6% respectively, and the Israeli consumer price index furthermore increased at the rate of 3.9% and 2.7% respectively, thereby further escalating the increase in the dollar cost of our Israeli operations. NIS-linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, thereby affecting our net income and earnings per share. We cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation or devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

Tax benefits that were available to us from the Investment Center of the Israeli Ministry of Industry, Trade and Labor require us to meet several conditions and may be terminated or reduced in the future, which would increase our future tax expenses.

Our production facilities have been granted “Approved Enterprise” status by the Israeli Investment Center of the Ministry of Industry, Trade and Labor under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, under three separate investment programs. Generally, “Approved Enterprise” tax benefits are limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier. The status of “Approved Enterprise” granted for two investment programs has expired and the third investment program approval expires in April 2012. Because we currently have no taxable income, the benefits from these programs have not yet been utilized. We have elected the alternative benefits track with respect to our sole remaining “Approved Enterprise” program, under which income derived from the related production facility is exempted from tax for a period of ten years, starting in the first year in which we generate taxable income from the Approved Enterprise, subject to certain conditions, including that we have a certain minimum number of skilled employees. We have not yet met this condition; and it is uncertain whether we will meet this condition prior to the expiration date of this program in April 2012. Therefore, it is more likely than not that we will lose our entitlement to future benefits under this investment program in the remaining period.

We may submit requests for new programs to be designated as Approved Enterprises. These requests might not be approved. In addition, in 2005 and again in 2011, the Investment Law was amended to revise the criteria for an investment that qualifies for tax benefits. We cannot assure you that we will, in the future, be eligible to receive additional tax benefits under this law.

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

The government grants that we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions.

We have received in the past royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel, or the OCS, under the Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, and the regulations promulgated thereunder. The terms of these grants prohibit us from manufacturing more than 10% of the products developed using these grants outside of Israel without special approvals. There is no assurance that we will receive such OCS approval. Even if we receive approval to manufacture these products outside of Israel, we may be required to pay increased royalties, up to 300% of the grant amount plus interest, depending on the portion of the total manufacturing volume that is performed outside of Israel. A recent amendment to the Research and Development Law further permits the OCS, among other things, to approve the transfer of manufacturing rights to outside of Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted. The increased royalty rate and repayment amount will be required in such cases, however. If we elect to transfer more than an insubstantial portion of our manufacturing processes to contractors outside of Israel, we may be required to obtain the consent of the OCS and pay higher royalties to the OCS.

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

Although we believe that we were not a passive foreign investment company in 2010, we cannot assure our shareholders that we will not be treated as a passive foreign investment company in 2011 or in future years. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of the average value of our assets (or possibly the adjusted bases of our assets in particular circumstances), including the pro rata share of the assets of any company in which we are considered to own 25% of the shares by value, in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of our shareholders will be subject to adverse tax consequences, including:

•

taxation at the highest ordinary income tax rates in effect during a shareholder’s holding period on some distributions on our Ordinary Shares and on the gain from the sale or other disposition of our Ordinary Shares;

•	the obligation to pay interest on taxes allocable to prior periods; and

•	no increase in the tax basis for our Ordinary Shares to fair market value at the date of a shareholder’s death.

Item 4.	Information on the Company

History and Development of the Company

Our legal name, which also serves as our commercial name, is ViryaNet Ltd. We were incorporated and registered in Israel on March 13, 1988 under the name R.T.S. Relational Technology Systems Ltd. We changed our name to RTS Business Systems Ltd. on September 7, 1997 and to RTS Software Ltd. on February 1, 1998. On April 12, 2000, we changed our name to ViryaNet Ltd. The principal legislation under which we operate is the Israeli Companies Law, 5759-1999, as amended, which we refer to as the Companies Law.

Our registered office is located at 8 HaMarpe Street, Science Based Industries Campus, P.O. Box 45041, Har Hotzvim, Jerusalem, 91450, Israel, and our telephone number is 972-2-584-1000. We have appointed our United States subsidiary, ViryaNet, Inc., located at 112 Turnpike, Westborough, Massachusetts 01581, as our agent for service of process.

Over the past 23 years, we have developed, marketed, and supported field service software applications that have provided companies with solutions that improve the quality and efficiency of complex service business processes. During this period of time, numerous customers around the world have deployed our solutions.

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

On March 4, 2010, our Ordinary Shares became eligible again for quotation and trading on the OTCBB. In April 2010, upon the creation by Pink OTC Markets, Inc. of its new OTCQB marketplace for reporting issuers who are current in their Exchange Act reports, our Ordinary Shares began to be quoted in that marketplace as well.

Our cash used towards capital expenditures (i.e., for the purchase of property and equipment) has been $100,000, $7,000 and $32,000 for the years ended December 31, 2010, December 31, 2009, and December 31, 2008, respectively. We believe that our capital expenditure program is sufficient to maintain our current level and quality of operations. We review our capital expenditure program periodically and modify it as required to meet current needs. For 2011, we anticipate spending approximately $120,000 towards capital expenditures.

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

Our revenues are derived mainly from the sale of software licenses and from maintenance and services that we provide in support of our software. The following table describes, for the periods indicated, the percentage of revenues represented by each of these categories of revenues in our consolidated statements of operations:

	Year Ended December 31,
	2008	2009	2010
Category of Revenues:
Software licenses	12.1%	14.5%	14.8%
Maintenance and services	87.9%	85.5%	85.2%

Total	100.0%	100.0%	100.0%

The following table breaks down the revenues from our products and services by geographic market, stated as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Country	2008	2009	2010
North America	84.9%	86.9%	78.6%
Europe and Middle East	3.9	4.1	7.2
Asia Pacific	11.2	9.0	14.2

Total	100.0%	100.0%	100.0%

The majority of our sales personnel operates through our United States subsidiary and covers North America, Europe and portions of Asia Pacific, and the rest operate through our subsidiary in Australia. Our sales and marketing staff consists of professionals in a variety of fields, including marketing and media relations, direct sales, technical sales consultants, product management, and business development. As of December 31, 2010, we employed 13 sales, marketing, product management and business development personnel.

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

Application service providers are used to provide our product to customers who wish to avoid the initial cost of our product combined with the required hardware platforms and infrastructure investments. Through an application service provider, customers are billed a monthly rental or subscription fee. We have three partners that have hosting capability, offering our products in software as a service (SaaS) model: Vodafone, Mitchell International, and Vertex Group.

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

The markets for mobile workforce management applications and the automation of field service delivery are highly competitive, yet fragmented and stratified, although a number of our traditional competitors have been acquired by larger companies. We compete for the business of global or nationwide organizations that seek to support complex and sophisticated products across a variety of industries. We compete against companies such as, but not limited to, Service Power Technologies,,Oracle, Ventyx (acquired in 2010 by ABB Ltd.), ClickSoftware Ltd and TOA Technologies.

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

There can be no assurance that others will not develop technologies that are similar or superior to our technology, or design around any licensing arrangements issued to us. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary. Policing any of such unauthorized uses of our products is difficult, and although we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries, such as those in southeast Asia, do not protect proprietary rights as fully as do the laws of the United States or Israel. There can be no assurance that our efforts to protect our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

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

Note: On April 23, 2007, we formally dissolved our Japanese subsidiary, ViryaNet Japan KK.

Property, Plants and Equipment

We do not own any real property. We lease approximately 6,000 square feet of space in Jerusalem, Israel, used primarily for research and development, with an annual average rent of approximately $139,000. The lease agreement for these premises expires on October 31, 2014.

ViryaNet, Inc., our subsidiary located in Massachusetts, has relocated its facilities in June 2011 to a new location in Westborough, Massachusetts and leases 10,372 square feet of office space, which is utilized primarily for administrative, marketing, sales, service and technical support purposes, with an annual average rent of approximately $165,000. The lease agreement for these premises expires on December 31, 2016.

Utility Partners, Inc., the subsidiary of ViryaNet, Inc. located in Tampa, Florida, leases approximately 250 square feet of office space used primarily for services and technical support purposes. The lease agreement is renewable every six months upon mutual consent of our subsidiary and its landlord, with an annual rent of approximately $20,000.

ViryaNet Pty Ltd., our subsidiary in Australia, leases approximately 1,700 square feet of office space in Melbourne, Australia on a monthly basis with a total annual rent of approximately $21,000.

Item 4A.	Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects

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

Overview

We are a provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery. In addition, we provide software applications for spare parts logistics, contract management, and depot repair operations. Our mission is to provide companies with solutions that improve the quality and efficiency of their complex service business processes. With ViryaNet G4 Product Suite, our principal product, a service organization can quickly transition its complex field service business processes into a manageable, scalable Internet operation, with goals of increasing efficiency, quality of service, customer satisfaction, customer retention, and profitability. Using ViryaNet G4 Product Suite, our customers can manage the continuum of their service operations, from ensuring that the right person is in the right place at the right time with the right parts and information about the customer, to automating the repair processes utilizing the Web and at the least cost.

Overview of Revenues

We derive revenues from licenses of our software products and from the provision of related services. Our operating history shows that a significant percentage of our quarterly software revenue results from orders placed toward the end of a quarter. Software license revenues are comprised of perpetual software license fees primarily derived from contracts with our direct sales clients and indirect partner channels. We recognize revenues in accordance with FASB Accounting Standards Codification “(ASC”) 985-605-15 (“Software Revenue Recognition”) and ASC 605-35-05 (“Accounting for Performance of Construction—Type and Certain Production—Type Contracts”) and also adopted Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition” (See “Critical Accounting Policies” and notes to our consolidated financial statements).

Services revenues are comprised of revenues from the performance of implementation, consulting, integration, customization, post-contract maintenance support and training services. Implementation, consulting, integration, customization and training services are billed at an agreed-upon price plus incurred expenses. Customers that license our products generally purchase these services from us or from our resellers and systems integrators. Post-contract maintenance support provides technical support and the right to unspecified software upgrades when and if available. Post-contract maintenance support revenues are charged to customers as a percentage of license fees, depending upon the level of support coverage desired by the customer.

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

The majority of our revenues are derived from customers in the United States, with the balance generated by customers in the European and Asia Pacific regions. The percentage of revenues derived from the Asia Pacific region increased from 9% of total revenues in 2009 to 14.2% of total revenues in 2010, due to two new large projects in 2010. The percentage of revenues derived from Europe increased from 4% in 2009 to 7.2% in 2010 due to two new license deals. Continuing future growth in the percentage of revenues derived from Europe and Asia Pacific will depend upon the degree of success of our partners in Europe, principally GE Energy and Vodafone, and of our direct sales force in Australia, in closing license sales with new customers. We price our products based on market conditions in each jurisdiction where we operate. Historically, a significant portion of our revenues has been derived from a small number of relatively large customers and we expect this trend to continue. See, among the above “Risk Factors” in Item 3, “Historically, our revenues have been concentrated in a few large orders and a small number of customers. Our business could be adversely affected if we lose a key customer.”

Overview of Cost of Revenues

Our cost of revenues consists of the cost of software license revenues and cost of maintenance and services. The cost of software license revenues consists mostly of (i) costs of third-party software that is either embedded in our software or licensed for resale from third-party software providers to enhance the functionality of our software and (ii) amortization of acquired technology. The cost of acquired technology is established as part of the purchase price allocation related to the acquisitions of Utility Partners, Inc. and e-Wise Solutions and is amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with ASC 350 (“Goodwill and Other Intangible Assets”). Cost of maintenance and services consists of (i) salaries and related expenses of our professional services organization employees, third-party consultants and contractors, (ii) third party software support, (iii) amortization of stock-based compensation, (iv) depreciation of fixed assets and (v) other administrative expenses incurred in support of these personnel. We expect the annual increase in the cost of services to approximate the growth of professional services revenue, if such revenues grow, on an annual basis.

Because our cost of maintenance and services includes all of the above-described categories of expenses and is therefore substantially higher than our cost of software licenses, our gross margin from maintenance and services is substantially lower than our gross margin from software licenses.

Overview of Operating Expenses

Operating expenses are categorized into research and development expenses, sales and marketing expenses, and general and administrative expenses.

Research and development expenses include costs relating to the development of our products. These costs consist primarily of (i) salaries and benefits for research and development employees, (ii) facilities and other administrative expenses, (iii) the cost of consulting development resources that supplement our internal development team, (iv) amortization of stock-based compensation and (v) depreciation of fixed assets. These expenses are presented net of any governmental or other grants and funded expenses. Due to the relatively short time between the date on which our products achieve technological feasibility and the date on which they generally become available to customers, costs subject to capitalization under ASC 985-20 have been immaterial and have been expensed as incurred.

Sales and marketing expenses consist of (i) salaries and commissions for sales and marketing employees and consultants, (ii) amortization of acquired customer relationship, (iii) office expenses, (iv) travel costs, (v) printing and distribution expenses, (vi) market research expenses, (vii) advertising and promotional expenses, (viii) other administrative expenses and (ix) amortization of stock-based compensation. The cost of customer relationship is established as part of the purchase price allocation related to the acquisitions of Utility Partners, Inc. and e-Wise Solutions, and amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with ASC 350.

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

Our Reporting Currency

Our reporting currency is the United States dollar. Transactions and balances of subsidiaries whose functional currency is not the dollar have been translated to dollars under the principles described in ASC 830. Under this standard, assets and liabilities have been translated at period-end exchange rates and results of operations have been translated at average exchange rates. The exchange gains and losses arising from these translations are recorded as a separate component of accumulated other comprehensive losses in the shareholders’ equity section of our balance sheet.

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

Impact of Currency Fluctuation and Inflation

Since our revenues are generated in United States dollars and currencies other than New Israeli Shekels, or NIS, and a significant portion of our expenses (mainly personnel costs) is incurred and will continue to be incurred in NIS, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. We do not utilize hedging transactions to manage currency risk, and, therefore, are exposed to the risk that the NIS may appreciate relative to the U.S. dollar, or that even if the NIS devaluates in relation to the U.S. dollar, that the rate of inflation in Israel will exceed such rate of devaluation or that the timing of such devaluation will lag behind inflation in Israel. Any of such scenarios would result in increased dollar cost of our Israeli operations and could thereby have a material adverse impact on our operating results and share price. We also do not own any market risk sensitive instruments. However, we may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks.

In 2009 and 2010, the NIS appreciated relative to the dollar by approximately 0.7% and 6.0% respectively, and the Israeli consumer price index furthermore increased at the rate of 3.9% and 2.7% respectively, thereby further escalating the increase in the dollar cost of our Israeli operations. Also, NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative U.S. dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. The caption “Financial expenses, net” in our consolidated financial statements includes the impact of these factors as well as traditional interest income or expense.

The costs of our operations in Australia, mainly personnel, are also incurred in foreign currency, the Australian dollar (AUD) and are therefore impacted, though to a lesser extent than the NIS impact described above, by the exchange rate between the U.S. dollar and the AUD. During 2009 and 2010, the AUD appreciated by approximately 29% and 13%, respectively, against the U.S. Dollar, which resulted in an increase in the U.S. dollar cost of our operations in Australia.

Seasonality

Our operating results are generally not characterized by a seasonal pattern.

Recently Issued Accounting Standards

In October 2009, the FASB issued ASU 2009-13, “Multiple Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force” (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update will also replace the term “fair value” in the revenue allocation guidance with the term “selling price” in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable’s selling price. The update is effective for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010 with earlier adoption permitted. The adoption of this update is not expected to have a material impact on our consolidated financial statements.

In January 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2010-06, “Fair Value Measurements and Disclosures”, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. The new and revised disclosures are required to be implemented in interim or annual periods beginning after December 15, 2009, except for the gross presentation of the Level 3 roll-forward, which is required for annual reporting periods beginning after December 15, 2010. The adoption of this update did not have a material impact on our financial position or results of operations.

On February 24, 2010, the FASB issued ASU 2010-09, which amends ASC 855 (“Subsequent Events”) to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures. This ASU adds a definition of the term “SEC filer” to the ASC Master Glossary and requires (1) SEC filers and (2) conduit debt obligors for conduit debt securities that are traded in a public market to “evaluate subsequent events through the date the financial statements are issued.” All other entities are required to “evaluate subsequent events through the date the financial statements are available to be issued.” In addition the ASU exempts SEC filers from disclosing the date through which subsequent events have been evaluated, removes the definition of “public entity” from the ASC 855 Glossary and adds a definition of the term “revised financial statements” to the ASC Master Glossary. All of the amendments in this update are effective immediately and shall be applied prospectively. The adoption of this update did not have a material impact on our consolidated financial statements.

In April 2010, the FASB issued ASU 2010-17, “Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition (a consensus of the FASB Emerging Issues Task Force).” The amendments in this update provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive as defined in the ASU. A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in this update is a policy election. Other proportional revenue recognition methods also may be applied as long as the application of those other methods does not result in the recognition of consideration in its entirety in the period the milestone is achieved. This update is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this update did not have an impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29 (“Business Combinations”) (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. This ASU is not expected to have an impact on our results of operations or consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, “Intangibles-Goodwill and Other” (Topic 350) When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” to address questions about entities with reporting units with zero or negative carrying amounts. Under Topic 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). Because some entities concluded that Step 1 of the test is passed in circumstances of zero or negative carrying amounts, because the fair value of their reporting unit will generally be greater than zero, some constituents raised concerns that Step 2 of the test is not performed despite factors indicating that goodwill may be impaired. The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. For public entities, the amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010 (January 15, 2011 for a calendar-year public company). Early adoption is not permitted. Upon adoption of the amendments, an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by Section 350-20-35. We cannot estimate the impact of the adoption of this ASU on our consolidated financial statements.

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

We believe that application of the following critical accounting policies entails the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

Revenue results are difficult to predict, and any shortfall in revenues or delay in recognizing revenues could cause our operating results to vary significantly from period to period and could result in future operating losses. In addition, the timing of our revenue recognition influences the timing of certain expenses, such as commissions and royalties, which could cause our expenses to fluctuate from period to period. We follow very specific and detailed guidelines in measuring revenues. However, certain judgments affect the application of our revenue policy

We generate revenues from licensing the rights to use our software products directly to end-users. We also enter into license arrangements with indirect channels such as resellers and systems integrators resellers whereby revenues are recognized upon sale to the end user by the reseller or the system integrator

We also generate revenues from rendering professional services, including consulting, customization, implementation, training and post-contract maintenance and support.

Revenues from software product license agreements that do not involve significant customization and modification of the software product are recognized, under ASC 985-605-15. Under ASC 985-605-15, revenue from software license fees is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed and determinable and collectability is probable. We do not grant a right of return to our customers. ASC 985-605-15 generally requires that revenues earned from software arrangements involving multiple elements that typically consist of license, professional services, and post-contract maintenance and support, be recognized under the residual method and allocated to each element. Under the residual method, revenue is recognized for the delivered elements when (1) there is vendor-specific objective evidence, or VSOE, of the fair values of all of the undelivered elements, (2) VSOE of fair value does not exist for one or more of the delivered elements in the arrangement, and (3) all revenue recognition criteria of ASC 985-605-15 are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. Our VSOE used to allocate the sales price to professional services and maintenance is based on the price charged when the undelivered elements are sold separately. For post-contract customer support, we determine the VSOE based on the renewal price charged. For other services, such as consulting and training, we determine the VSOE based on the fixed daily rate charged in stand-alone service transactions. In the event that VSOE of fair value does not exist for all undelivered elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue would be deferred until such evidence exists for the undelivered elements, or until all elements are delivered, whichever occurs earlier.

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

Arrangements that include services are evaluated to determine if those services are considered essential to the functionality of the other elements of the arrangement, Services that are considered essential consist primarily of significant production, customization or modification of the software product. When such services are provided, revenues under the arrangement are recognized using contract accounting in accordance with ASC 605-35-05 (“Construction-Type and Production-Type Contracts,”), using the percentage-of-completion method, based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract. In recognizing revenues based on the percentage-of-completion method, we estimate time to completion with revisions to estimates made in the period in which the basis of such revisions becomes known. If we do not accurately estimate the resources required or scope of work to be performed, manage our projects properly within the planned periods of time or satisfy our obligations under the contracts, then future services margins may be negatively affected, or a provision for estimated contract losses on existing contracts may need to be recognized in the period in which the loss becomes probable and can be reasonably estimated. When services are not considered essential, the revenues from the services are recognized as the services are performed.

We classify revenue as either software license revenue or services revenue. We allocate revenue to each of these items based on the VSOE established for elements in each revenue arrangement and apply the residual method in arrangements in which VSOE was established for all undelivered elements. If we are unable to establish the VSOE for all undelivered elements, we first allocate revenue to any undelivered elements for which the VSOE has been established and then allocate revenue to the undelivered element for which the VSOE has not been established based on the residual method.

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

We do not grant right-of-return to our customers. We generally provide a warranty period of three months. As of December 31, 2010 and 2009, the provision for warranty cost was immaterial.

Allowance for Doubtful Accounts

We evaluate the collectability of accounts receivable based on a combination of factors related to our customers. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial down-grading of credit ratings), we may record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we may recognize reserves for doubtful accounts based on the length of time the receivables are past due and on our historical experience in collecting such receivables. During 2009 and 2010, no reserve for bad debts was required.

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

Acquisition related intangible assets result from our acquisitions of businesses. Intangible assets subject to amortization are initially recognized based on fair value allocated to them, and subsequently stated at amortized cost. Identifiable intangible assets other than goodwill are amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with ASC 350. As of December 31, 2010, all other intangible assets (excluding goodwill) were fully amortized.

We test goodwill for impairment annually on the last day of our fourth fiscal quarter, or more frequently if certain events or certain changes in circumstances indicate they may be impaired. In assessing the recoverability of goodwill, we must make a series of assumptions about such things as the estimated future cash flows and other factors to determine the fair value of these assets. There are inherent uncertainties related to these factors and management’s judgment in applying these factors.

Goodwill impairment testing is a two-step process. The first step is a comparison of the fair values of our reporting units to their respective carrying amounts. A reporting unit is the operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. We have determined that our company represents a single reporting unit, which is equivalent to the consolidated company. Since our company’s equity carrying value was negative until the third quarter of 2010, we believe that a step-one test performed on an enterprise value basis (equity value plus debt less cash and cash equivalents) would provide a better indication of whether a potential impairment of goodwill exists and a step-two test should be performed.

Our consolidated company represents a single reporting unit, because of that, the company’s estimated fair value is compared to the company’s enterprise book value as a whole. If the reporting unit’s estimated fair value is equal to or greater than that reporting unit’s enterprise book value, no impairment of goodwill exists and the testing is complete at the first step. However, if the reporting unit’s enterprise book value is greater than the estimated fair value, the second step must be completed to measure the amount of impairment of goodwill, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill with its carrying amount to measure the amount of impairment loss, if any. If the implied fair value of goodwill is less than the carrying value of goodwill, then impairment exists and an impairment loss is recorded for the amount of the difference.

The estimated fair value of goodwill is determined by using an income approach. The income approach estimates fair value based on the estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the overall level of inherent risk of that reporting unit. The income approach also requires us to make a series of assumptions, such as discount rates, revenue projections, profit margin projections and terminal value multiples. We estimated the company’s discount rates on a blended rate of return considering both debt and equity for comparable publicly-traded companies engaged in internet software services or application software. These comparable publicly traded companies are operating in the same or similar industry as our company and have similar operating characteristics as our company. We estimated our company’s revenue projections and profit margin projections based on internal forecasts about future performance. There are inherent uncertainties related to these factors and management’s judgment in applying these factors.

The estimated fair value of the income approach is compared to a market approach for reasonableness. The market approach estimates fair value by applying sales, earnings and cash flow multiples to the reporting unit’s operating performance. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics to our company’s reporting unit. The market approach requires us to make a series of assumptions, such as selecting comparable companies and comparable transactions and transaction premiums.

The estimated fair value of our company as a reporting unit as of December 31, 2010 was substantially in excess of its enterprise book value. Therefore, no impairment of goodwill was recorded.

Long-lived Assets other than Goodwill

We are required to assess the impairment of long-lived assets (other than goodwill), tangible and intangible, under ASC 360-10 (“Accounting for the Impairment or Disposal of Long-Lived Assets,”) on a periodic basis, when events or changes in circumstances indicate that the carrying value thereof may not be recoverable. Recoverability of property and equipment and other intangible assets is measured by comparing the projected undiscounted net cash flows associated with those assets to their carrying values. If an asset is considered impaired, it is written down to fair value, which is determined based on the asset’s projected discounted cash flows or appraised value depending on the nature of the asset, The determination of the value of such intangible assets requires management to make assumptions regarding estimated future cash flows and other factors to determine the fair value of such assets. If these estimates or the related assumptions change in the future, we could be required to record impairment charges. We have reviewed the long lived assets and determined that the unamortized portion of our long-lived assets, other than goodwill, of approximately $0.1 million, is not subject to an impairment charge as of year-end 2010. All other intangible assets (excluding goodwill) were fully amortized as of December 31, 2010.

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

Equity-Based Compensation Expense

We account for equity-based compensation in accordance with ASC 718-10 (“Share-Based Payment.”). Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual results differ from these estimates, equity-based compensation expense and our results of operations could be impacted.

We did not grant any stock options during 2008, 2009 or 2010. During 2008, 2009 and 2010, we granted restricted shares to employees, directors and consultants. All restricted shares were granted for no consideration. In accordance with ASC 718-10, restricted shares are measured at their fair value as if they were vested and issued on the grant date; therefore, their fair value was equal to the share price at the date of grant. We recognize compensation expenses for the value of the awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

Accounting for Income Tax

We account for income taxes in accordance with ASC 740, using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Our company and our subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

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

Operating Results

The following table describes, for the periods indicated, the percentage of revenues represented by each of the items appearing in our consolidated statements of operations:

	Year Ended December 31,
	2008	2009	2010
Revenues:
Software license	12.1%	14.5%	14.8%
Maintenance and services	87.9	85.5	85.2

Total revenues:	100.0	100.0	100.0
Cost of revenues:
Software licenses	2.4	2.0	1.3
Maintenance and services	49.1	38.0	39.0

Total costs of revenues	51.5	40.0	40.3
Gross profit	48.5	60.0	59.7

Operating expenses:
Research and development	15.4	10.3	9.6
Sales and marketing	27.4	25.9	26.3
General and administrative	20.2	17.0	15.0

Total operating expenses	63.0	53.2	50.9
Income (loss) from operations	(14.5)	6.8	8.8
Financial expenses, net	3.6	1.5	2.2
Net income (loss) before taxes	(18.1)	5.3	6.6
Taxes on income	0.1	0.5	0.6
Net income (loss) after taxes	(18.2)	4.8	6.0

The following table sets forth statements of operations data for the years ended December 31, 2008, 2009 and 2010 (in thousands):

	2008	2009	2010
Statement of Operations Data:
Revenues:
Software licenses	$1,380	$1,508	$1,648
Maintenance and services	9,990	8,919	9,472

Total revenues	11,370	10,427	11,120
Cost of revenues:
Software licenses	275	206	142
Maintenance and services	5,586	3,967	4,340

Total cost of revenues	5,861	4,173	4,482
Gross profit	5,509	6,254	6,638

Operating expenses:
Research and development, net	1,753	1,076	1,068
Sales and marketing	3,119	2,700	2,920
General and administrative	2,289	1,775	1,670

Total operating expenses	7,161	5,551	5,658
Income (loss) from operations	(1,652)	703	980
Financial expenses, net	414	160	242
Income (loss) before taxes	(2,066)	543	738

Taxes on income	14	47	69
Net income (loss) after taxes	$(2,080)	$496	$669

Geographic Distribution

The following table summarizes the revenues from our products and services by country/region, stated as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
Country/Region	2008	2009	2010
North America	84.9	86.9	78.6
Europe	3.9	4.1	7.2
Asia Pacific	11.2	9.0	14.2

Total	100.0%	100.0%	100.0%

Comparison of Fiscal Years Ended December 31, 2009 and 2010

Revenues

Our total revenues increased by approximately $0.7 million or 6.6% from $10.4 million in 2009 to $11.1 million in 2010. Revenues from maintenance and services rose by approximately $0.6 million, from $8.9 million to $9.5 million, which was accompanied by an increase in revenues from software licenses of $0.1 million, from $1.5 million in 2009 to $1.6 million in 2010. From a geographic perspective, our revenues in North America decreased by $0.3 million, from $9 million to $8.7 million, due mostly to a large implementation project that was completed in 2009. Our revenues from the Asia Pacific region increased by $0.6 million, from $0.9 million in 2009 to $1.5 million in 2010, due to two implementation projects conducted in 2010. Revenues in Europe increased by $0.4 million, from $0.4 million in 2009 to $0.8 million 2010 due to two license transactions in Europe that were closed in 2010. From a channels perspective, the contribution of revenue from indirect sales increased from 29% of sales 2009, to 40% of sales in 2010, whereas direct sales contribution decreased from 71% of revenue in 2009 to 60% of revenue in 2010. The volume of indirect sales increased by $1.5 million in 2010 while direct sales volume decreased by $0.8 million in 2010, in each case, compared to the prior year, reflecting our transition towards indirect sales channels.

Software License Revenues

As alluded to above, software license revenues increased by 9.3% in 2010, from $1.5 million in 2009 to $1.6 million in 2010. This increase of $0.1 million was attributable to an increase in license deals in Europe closed during 2010.

As a percentage of total revenues, software licenses constituted 14.8% of total revenues in 2010, which was similar to the 14.5% of revenues in 2009. There were no rate changes in our license fees that had a material impact on our license revenues.

Maintenance and Services Revenues

As alluded to above, our maintenance and services revenues increased by 6.2% in 2010, due to two implementation projects conducted in 2010 in the Asia Pacific region, offset partially by a completion of a large implementation project in 2009 in the U.S.

As a percentage of total revenues, maintenance and services constituted 85.2% of total revenues in 2010, which was similar to the 85.5% of total revenues in 2009. There were no rate changes in our maintenance and services fees that had a material impact on our revenues.

Cost of Revenues

Total cost of revenues increased by 7.4%, from $4.1 million in 2009 to $4.4 million in 2010, based on the combined impact of changes in cost of software licenses and cost of maintenance and services, as further explained below.

Cost of Software Licenses

The cost of software licenses declined from $0.2 million in 2009 to $0.1 million in 2010, and the cost of software licenses as a percent of software license revenue decreased as well, from 13.7% in 2009 to 8.6% in 2010. The decrease in the cost of software licenses was attributable to the expiration in 2010 of amortization of acquired technology related to the acquisition of ViryaNet PTY Ltd.

Cost of Maintenance and Services

The cost of maintenance and services increased from 2009 to 2010, by 9.4%, or $0.4 million, primarily as a result of (i) $0.2 million of base salary increases and cost of new headcount recruitment, (ii) an increase of $0.1 million related to the depreciation in the average value of the New Israeli Shekel against the US dollar in 2010 and (iii) allocation of personnel from other departments in 2010, at a cost of $0.1 million. Maintenance and services costs as a percentage of maintenance and services revenues increased moderately, from 44.5% in 2009 to 45.8% in 2010.

Operating Expenses

Research and Development Expenses

Our net research and development expenses remained unchanged in 2010 relative to 2009, constituting of $1.1 million in each year. In 2010, an increase of $0.1 million due to allocation of research and development personnel to professional services was offset by a $0.1 million decrease in funding for a research and development project by one of our customers. Our net research and development expenses declined slightly as a percentage of revenues, from 10.3% of revenues in 2009 to 9.6% in 2010.

We expect that we will continue to devote a portion of our revenues to research and development to enhance our existing products, add enhancements to improve the quality and configurability of our software, and develop new features and functionality that will benefit all of our customers.

Sales and Marketing Expenses

Our sales and marketing expenses increased from $2.7 million, or 25.9% of revenues, in 2009, to $2.9 million, or 26.3% of revenues in 2010, a year over year increase of $0.2 million or 8.2%. This increase was primarily attributable to (i) marketing programs and related travel expenses of $0.2 million, (ii) $0.1 million of salary increases and additional sales and marketing personnel costs, offset partially by reduction of $0.1 million in amortization costs due to the expiration in 2010 of acquired customer relations related to the acquisition of ViryaNet PTY Ltd.

General and Administrative Expenses

Our general and administrative expenses were $1.7 million, or 15.0% of revenues, in 2010, compared to $1.8 million, or 17.0% of revenues, in 2009, a slight decrease of $0.1 million due to a reduction in insurance costs and other fees.

Financial Expenses, net

Financial expenses, net, increased from $0.16 million in 2009 to $0.24 million in 2010. This increase was primarily attributable to the greater appreciation of the NIS relative to the U.S. dollar in 2010 compared to 2009.

Comparison of Fiscal Years Ended December 31, 2008 and 2009

Revenues

Our total revenues fell by approximately $1.0 million or 8.3% from $11.4 million in 2008 to $10.4 million in 2009. Revenues from maintenance and services declined by approximately $1.1 million, from $10.0 million to $8.9 million, offset in part by an increase in revenues from software licenses of $0.1 million, from $1.4 million in 2008 to $1.5 million in 2009. From a geographic perspective, our revenues in North America decreased by $0.6 million, from $9.7 million to $9.1 million, due to several large implementation projects that were started and conducted mostly in 2008 and completed in 2009. Our revenues from the Asia Pacific region decreased by $0.3 million, from $1.2 million in 2008 to $0.9 million in 2009, due to two implementation projects that were completed in 2008. Revenues in Europe were similar in 2009 and 2008— $0.4 million each year. From a channels perspective, the contribution of revenues from direct sales and indirect sales was the same in 2009 as in 2008, at 71% and 29%, respectively, and the volume of direct sales and indirect sales decreased each year by $0.6 million and $0.4 million respectively, relative to the prior year.

Software License Revenues

As alluded to above, software license revenues increased by 9.3% in 2009, from $1.4 million in 2008 to $1.5 million in 2009. This increase of $0.1 million was attributable to larger license deals closed during 2009.

As a percentage of total revenues, software licenses increased from 12.1% of revenues in 2008 to 14.5% of revenues in 2009. The increase in the percentage of revenues provided by software licenses is attributable to the 9.3% increase in our software license revenues, as mentioned above, and the 10.7% decrease in maintenance and services revenues from new and existing customers. There were no rate changes in our license fees that had a material impact on our license revenues.

Maintenance and Services Revenues

As alluded to above, our maintenance and services revenues decreased by 10.7% in 2009, from $10.0 million in 2008 to $8.9 million in 2009. Our maintenance and services revenues decreased in 2009 by $1.1 million as a result of several large implementation projects with existing customers that began in 2008 and were completed in 2009 and which had a lesser impact on our revenues in 2009.

As a percentage of total revenues, maintenance and services revenues decreased from 87.9% of revenues in 2008 to 85.5% of revenues in 2009 as a result of the 10.7% decline in maintenance and services revenues and the 9.3% increase in our software license revenues, in each case as described above. There were no rate changes in our maintenance and services fees that had a material impact on our maintenance and services revenues in 2009.

Cost of Revenues

Total cost of revenues decreased by 28.8% from $5.9 million in 2008 to $4.2 million in 2009 based on the combined impact of changes in cost of software licenses and cost of maintenance and services, as further explained below.

Cost of Software Licenses

The cost of software licenses declined from $0.3 million in 2008 to $0.2 million in 2009, and the cost of software licenses as a percent of software license revenues decreased as well, from 19.9% in 2008 to 13.7% in 2009. The decrease in the cost of software licenses was attributable to the increase in software license revenues containing lower third party software component costs.

Cost of Maintenance and Services

The cost of maintenance and services decreased by 29% or $1.6 million, from 2008 to 2009, primarily as a result of (i) a $1.0 million reduction in payroll and related administrative costs related to elimination of eleven (11) maintenance and service personnel in 2008, (ii) $0.3 million of base salary reductions in 2009, (iii) a $0.1 million decrease related to the depreciation in the average value of the New Israeli Shekel relative to the US dollar in 2009 compared to in 2008 and (iv) a decrease of $0.1 million in third party maintenance cost, as offset in part by the allocation of several service personnel to aid product marketing activities during 2009, at a cost of $0.1 million. Maintenance and services costs as a percentage of maintenance and services revenues decreased from 56% in 2008 to 44% in 2009. The decrease of 12% in the cost of maintenance and services as a percentage of maintenance and services revenues resulted primarily from the significant reductions in services costs described above.

Operating Expenses

Research and Development Expenses

Our net research and development expenses decreased by 38.6% or $0.7 million, from $1.8 million in 2008 to $1.1 million in 2009, and decreased also as a percentage of revenues, from 15.4% of revenues in 2008 to 10.3% in 2009. The decrease of approximately $0.7 million in the amount of research and development expenses in 2009 was attributable to (i) $0.6 million of savings from the elimination of three (3) research and development personnel during 2008, (ii) $0.1 million of base salary reductions in 2009, (iii) $0.1 million of savings due to reduction in office space, (vi) allocation of several research and development personnel to product marketing activity during 2009, offset, in part, by (v) a decrease of $0.2 million from 2008 to 2009 in funding for a research and development project by one of our customers, which effectively increased our research and development expenses in 2009.

Sales and Marketing Expenses

Our sales and marketing expenses were $2.7 million, or 25.9% of revenues, in 2009, compared to $3.1 million, or 27.4% of revenues, in 2008, a year over year decrease of $0.4 million or 13.4%. This decrease was primarily attributable to (i) elimination of two (2) sales and marketing personnel, which resulted in $0.3 million of savings, (ii) $0.1 million of base salary reductions in 2009, (iii) reduction in commissions of $0.1 million due to lower sales, (iv) decrease in marketing programs and related travel expenses of $0.1 million, and was offset in part by $0.2 million of additional expense due to the allocation of personnel from other departments to a product marketing activity, as mentioned above.

General and Administrative Expenses

Our general and administrative expenses were $1.8 million, or 17.5% of revenues, in 2008 compared to $2.3 million, or 20.3% of revenues, in 2008, a year over year decrease of $0.5 million or 20.8%. This decrease was attributable primarily to (i) elimination of three (3) general and administrative personnel, which resulted in $0.4 million of savings and (ii) $0.1 million of base salary reductions in 2009.

Financial Expenses, net

Financial expenses, net, declined from $0.4 million in 2008 to $0.2 million in 2009. The decline was primarily attributable to the decrease in interest expenses resulting from reduction of our long-term bank loans and a decline in the interest rates on our short and long-term debt.

Effective Corporate Tax Rate

Our effective corporate tax rate reflects a mix of the United States, Australian and Israeli statutory tax rates on our United States, Australian and Israeli income. Israeli companies were subject to corporate tax at the rate of 25% for the year 2010 and are subject to corporate tax at the rate of 24% for the year 2011. The Israeli corporate tax rates, which were reduced from a rate of 31% for the 2006 tax year, to a rate of 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year, will further decrease to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

In 2008, 2009 and 2010, the main reconciling item of the statutory tax rate (27% in 2008, 26% in 2009 and 25% in 2010) to the effective tax rate ((0.68%) in 2008, 8.65% in 2009, and 9.35%) is tax loss carryforwards and other deferred tax assets for which a full valuation allowance was provided.

As of December 31, 2010, we had net operating loss carry forwards for tax reporting purposes of approximately $12.1 million in the United States, $36.1 million in Israel, $14.3 million in the United Kingdom (inactive), and $0.9 million in Australia. In the United States, the Internal Revenue Code limits the use in any future period of net operating loss carry forwards following a significant change in ownership interests.

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

Sources of Cash

Equity or Convertible Debt Financings

During 2007 and 2008, we raised approximately $1.2 million of cash, excluding transaction related expenses, in a financing transaction involving our sale of Ordinary Shares, convertible notes and warrants. The transaction consisted of the following:

On December 19, 2007, we completed a private placement with a group of new financial investors (the “Lewis Opportunity Fund Group”) that involved our issuance of (i) 363,636 Ordinary Shares at a price of $1.65 per Ordinary Share, for aggregate consideration of $600,000, (ii) a non-interest bearing convertible note in the amount of $161,000 with a conversion price of $1.65 per Ordinary Share, (iii) a non-interest bearing convertible note in the amount of $439,000 with a conversion price of $1.65 per Ordinary Share, subject to our shareholders’ approval, and (iv) warrants to purchase an aggregate of 600,000 Ordinary Shares at an exercise price of $2.00 per Ordinary Share, subject to our shareholders’ approval. The convertible notes have no maturity date and can only be converted into Ordinary Shares. On January 31, 2008, our shareholders approved the issuance of the $439,000 convertible note and the warrants mentioned above. The warrants expired in December 2010.

Bank Financing

Another important source of our cash has been our financing arrangement with Bank Hapoalim, which we initially entered into in 1999.

On September 29, 2008, Bank Hapoalim agreed to convert a $1.6 million short term loan that was due under the financing arrangement on January 2, 2009, into a long-term loan payable in the following increments: $0.1 million on July 2, 2009, an additional $0.1 million on August 15, 2009 and the balance of $1.4 million in 14 quarterly installments of $0.1 million each starting October 2, 2009. Interest on the loan is paid quarterly at a rate of 3 months LIBOR plus 3.25%. In connection with related waivers granted to us by the bank on September 28, 2008 (as described below) and the conversion of the short-term loan to a long-term loan, we paid fees of $30,000 to the bank.

On May 20, 2010, Bank Hapoalim agreed to convert a $0.25 million short term line of credit due under our financing arrangement into a long-term loan payable in ten equal quarterly payments starting September 2, 2010. Interest on the loan is paid quarterly at a rate of 3 months LIBOR plus 4.3%.

As of May 31, 2011, our aggregate outstanding borrowings with Bank Hapoalim was approximately $1.3 million, which consisted of (i) short-term borrowings of approximately $0.4 million of which $0.3 million is drawn in dollars with interest payable quarterly at a rate of 11.5%, and $0.1 million is drawn in NIS with interest payable quarterly at a rate of prime plus 3.3%, (ii) the outstanding balances on our above-described long-term loans arrangements of approximately $0.7 million with interest rate of 3 months LIBOR plus 3.25% and $0.2 million with interest rate of 3 months LIBOR plus 4.3%.

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

On July 10, 2011 we received from Bank Hapoalim a waiver of these covenants for the remaining quarters of 2011 and for the first quarter of 2012. In connection with this waiver we agreed to pay fees of $15,000 to the bank.

To ensure compliance with such above-described bank covenants, we are trying to control our cost structure while maximizing our cash collection efforts. However, we have not succeeded at complying with the bank covenants since they were modified by Bank Hapoalin in 2007. In the event that we are unable to maintain compliance with the bank covenants, we will need to request additional waivers from the bank. If we breach the covenants and are unable to obtain a waiver, the bank may call its loan or credit line. In such an event, we would need to seek alternate financing for our business operations. However, we cannot provide assurance that any such alternate financing would be available on terms acceptable to us or at all. See the risk factor it Item 3 above entitled “We will need sufficient funds to re-pay our loans from Bank Hapoalim, which may be subject to immediate repayment if we do not meet our repayment schedule or meet specified conditions”.

Government Guaranteed Bank Financing

A new source of cash that we only recently began to draw upon is a government-guaranteed business loan. On June 28, 2011 we received an approval from the State Guaranteed Medium Business Assistance Fund, or the Fund, for a loan in the amount of NIS 2,100,000 (approximately $606,411, based on the exchange rate of NIS 3.463: US$1 reported by the Bank of Israel on June 28, 2011), guaranteed by the Israeli government. The disbursement of the loan to us is contingent upon our securing an equity investment of at least NIS 500,000. The required equity investment may be executed in one of two manners: (i) a restricted shareholders’ loan payable after five years, or (ii) an equity investment in which the investors receive our shares.

On July 7, 2011, following our receipt of NIS 170,000, or $50,000, via an equity investment by Jerusalem Technology Investments pursuant to the share purchase agreement dated June 30, 2011 (as described in Item 7 below— under “Related Party Transactions—Equity Financing”), thereby meeting, in part, the condition for disbursement of the loan, we received part of the total amount approved to us under the loan— NIS 750,000— from the Fund’s participating bank, Bank Otsar Hachayal. The loan bears annual interest at the rate of the Israeli prime rate, plus 3.5% (equal to 8.57% as of the time of the initial loan disbursement), and the principal is to be repaid in 49 equal monthly payments of NIS 18,080 each (which includes interest as well), beginning on August 6, 2012. Interest is payable on a monthly basis beginning on August 6, 2011.

The balance of the loan, or NIS 1,350,000, will be disbursed to us as soon as we receive an additional investment of $100,000 from Jerusalem Technology Investments under our share purchase agreement with it.

Sale of Receivables

From time to time, we sell receivables to financial institutions under arrangements in which a factoring company pays us the amount of the accounts receivable, less an agreed upon commission, and we irrevocably assign to the factoring company the accounts receivable sold without recourse to us. Our ability to sell such receivables in the future to these or other institutions under the same terms and conditions currently available to us is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions’ policies from time to time.

Cash

As of December 31, 2010, we had cash and cash equivalents of $97,000, compared to $156,000 as of December 31, 2009. In summary, in 2010, net cash provided by operating activities of $325,000, was offset by $292,000 of net cash used in financing activities and $100,000 of net cash used in investing activities.

In 2010, net cash provided by operating activities was $0.32 million, reflecting primarily our net income from operations of $0.7 million, adjusted to account for non-cash items, including (i) a decrease of $0.2 million in other accounts payables, (ii) a decrease of $0.1 million in trade payables, and (iii) a increase of $0.5 million in trade receivables, and also reflecting the following additional non-cash items: (x) depreciation and amortization of $0.3 million, and (y) stock based compensation of $0.2.

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

In 2010, 2009 and 2008 net cash used in investing activities was $100,000, $7,000 and $32,000, respectively, all resulting from purchase of property and equipment.

Net cash used in financing activities during 2010 was $0.3 million, which included $0.45 million of repayments against short-term and long-term bank loans and an increase of $0.1 million in short-term bank credit, offset, partially, by proceeds of $0.25 million from a new long term bank loan. Net cash used in financing activities during 2009 was $0.35 million, which included $0.45 million of repayments against short-term and long-term bank loans, offset, in part, by an increase of $0.1 million in short-term bank credit. Net cash used in financing activities during 2008 was approximately $0.4 million, which included $0.6 million of repayments against short-term and long-term bank loans, offset, in part, by $0.2 million of net proceeds from convertible note financings.

Future Cash Needs

In addition to our need to continue to meet our payment obligations to Bank Hapoalim under the terms of our debt arrangement and to LibertyView under the terms of the convertible debt that we issued to it, our capital requirements will depend on numerous factors, including market demand for, and acceptance of, our products, the resources we devote to developing, marketing, selling and supporting our products, and the timing and extent of establishing additional international operations. We intend to continue investing significant resources in our selling and marketing, and research and development operations in the future. We believe that our cash and cash equivalents and funds generated from operations will be sufficient to finance our operations for at least until the end of 2011. Our ability to sustain profitability using our currently available cash and cash equivalents and funds generated from operations will depend on our ability to increase our revenues while continuing to control our expenses. We cannot assure you that we will be able to sustain profitability, particularly given the risk factors outlined earlier in this annual report on Form 20-F. If we are not successful doing so, we may be required to seek new sources of financing, such as the government-guaranteed loan that was approved for us in June 2011. If additional funds are raised through issuance of equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of Ordinary Shares, and the terms of these securities could impose restrictions on our operations, and will result in additional dilution to our shareholders. Our ability to raise additional secured debt may require the consent of Bank Hapoalim and LibertyView. The limited volume of trading in our Ordinary Shares on the OTCBB and OTCQB could significantly impair our ability to raise capital should we desire to do so in the future, as it may materially impair the market price and trading market for the Ordinary Shares received by investors in a financing transaction.

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

Our research and development net expenditures for 2008, 2009 and 2010 were $1.8 million, $1.1 million and $1.1 million, respectively (see the risk factor titled “We may need to further expand our sales, marketing, research and development and professional services organizations but may lack the resources to attract, train and retain qualified personnel, which may hinder our ability to grow and meet customer demands” in Item 3 above).

Research and Development Grants from the OCS

We conduct our research and development activities primarily at our principal offices in Israel. Our research and development efforts have been financed in the past, in small part, through grants from the OCS pursuant to the Research and Development Law. Under these grants, royalties are payable to the OCS at the rate of 3% to 5% of revenues derived from products developed by us under those programs. The aggregate amount of royalties we could be obligated to pay would be up to 100% to 150% of the amount of grants received, with annual interest accruing at the rate of LIBOR from the time of the grant.

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

The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding, are subject to approval by an OCS committee and to the following conditions:

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

In the event that the committee believes that the consideration to be paid in a transaction requiring payments to the OCS pursuant to the provisions of the Research and Development Law and related regulations, as described above, does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments.

During 2001, 2002 and 2003, we received grants from the OCS in an aggregate amount of $372,000. During 2008, 2009, and 2010 we made royalty payments of $5,000, $700 and $3,500, respectively, to the OCS in respect of these grants. As of December 31, 2010, we have an outstanding contingent liability to pay royalties in the amount of approximately $396,000, including interest, to the OCS.

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

Contrary to 2009, during 2010, our total revenues increased by 6.6% compared to 2009. This increase was largely attributable to a growth of 6.2% in our maintenance and services revenues, from $8.9 million in 2009 to $9.5 million in 2010, and to a lesser extent, to an increase of 9.3% in our software license revenues, from $1.5 million in 2009 to $1.6 million in 2010. The growth of our maintenance and services revenues, which is a good indicator of existing and new customers’ continuous interest in additional services projects, did not add favorably to our gross margins, due to an increase in our employee compensation costs and unfavorable currency exchange rates changes in 2010.

As a result of the continuation of the global slowdown or, in some instances, the very slow recovery of the global economy, we began to experience in the last two quarters of 2008, and we have continued to experience during 2009 and 2010, its adverse impact on customers’ demand for our products and services. We anticipate that this trend may continue for so long as global macroeconomic uncertainties are prevalent.

Another significant trend that we have noted that has impacted our financial results recently— commencing in 2008 and continuing into 2009 and 2010— is an increase in the volatility of currency exchange rates, particularly the U.S. dollar- New Israeli Shekel and the U.S. dollar – Australian dollar exchange rates. As described elsewhere in this annual report, our revenues and financial results generally are reported in U.S. dollars, yet in 2010, a significant portion— approximately 25%— of our expenses were incurred in New Israeli Shekels and approximately 8% of our expenses were incurred in Australian dollars. Therefore, to the extent that the NIS appreciates relative to the U.S. dollar, or, even if the NIS devaluates in relation to the U.S. dollar, if the rate of inflation in Israel exceeds such rate of devaluation or the timing of such devaluation lags behind inflation in Israel, we are subject to increased dollar costs for our operations. We are subject, to a lesser extent, to a similar trend with the Australian dollar. The recent significant fluctuations in exchange rates make it difficult for us to decipher a unidirectional trend, but the mere existence of such fluctuations increases the likelihood that our operating results may also fluctuate in an erratic fashion as a result thereof. The NIS-U.S. dollar exchange rate, which has declined from NIS 3.775 per U.S. dollar at the end of 2009 to NIS 3.549 per U.S. dollar at the end of 2010, has continued to decline thus far in 2011, falling to 3.415 at the end of June 2011.

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

Tabular Disclosure of Contractual Obligations

Contractual Obligations as of December 31, 2010 (1)

	Payments due by Period (US$ in thousands)
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Short-term bank debt	$288	$288	$—	$—	$—
Long-term bank debt (1)	$1,089	$500	$589	$—	$—
Long-term convertible debt (1)	$480	$480	$—	$—	$—
Operating leases (2)	$933	$406	$527	$—	$—
Accrued severance pay, net (3)	$481	$—	$—	$—	$—
Uncertain income tax position (4)	$60	$—	$—	$—	$—
Total Contractual Obligations:	$3,331	$1,674	$1,116	$—	$—

(1)	See “Liquidity and Capital Resources-Bank Financing” for a description of our long-term bank debt
(2)	Includes payments under non-cancelable operating lease agreements for facilities and automobiles. The amounts do not include the new office lease agreement executed in February 2011 by ViryaNet, Inc., our US subsidiary, for a period of five and a half years, which expires in December 2016, with an annual rent of approximately $165,000.

(3)	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the relevant employee and there is no obligation if the employee voluntarily resigns. See also Note 2 of the Notes to Consolidated Financial Statements included elsewhere in this annual report for further information regarding accrued severance pay.
(4)	This row reflects our uncertain income tax position under ASC 740-10. ASC 740-10 relates to a situation in which income taxes are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 12 of the Notes to Consolidated Financial Statements included elsewhere in this annual report for further information regarding our liability under ASC 740-10.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Name	Age	Position
Samuel I. HaCohen	53	Executive Chairman of the Board of Directors
Memy Ish-Shalom	51	Chief Executive Officer
Jeffrey J. Oskin	41	President
Nir Diskin	45	Vice President, Engineering
Mark Hosking	48	Manager, ViryaNet Australia
Vladimir Morgenstern	53	Director
Arie Ovadia	62	Director
Javier Garoz Neira	41	Director
Nati Perry	57	Director
Austin W. Lewis IV	35	Director
Andy Ben-Artzy	65	Director

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

Javier Garoz Neira began his services as our director in January 2011. Currently he serves as the COO and head of Corporate Development with Telvent (NASDAQ: TLVT), an IT service and information provider that he joined in 2000. Prior to his current position, he oversaw the Environmental business and M&A related activities at Telvent, overseeing the largest acquisition completed by Telvent and implementing strategic vision for the company. Preceding his time at Telvent, he served as the CEO of Eductrade, a technology system integrator in Spain. Mr. Neira has 21 years of experience and entrepreneurship in the IT sector, having served at different companies and in various positions over the course of such time. He holds a Bachelor’s degree in marketing and business administration from ESIC University of Spain and an MBA from the IESE Business School of Spain.

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

Arrangements or understandings concerning appointments of directors

Mr. Neira, a member of our Board of Directors, is the Chief Operating and Corporate Development Officer of Telvent GIT, S., an affiliate of Telvent Investments, S.L., or Telvent, the holder of 292,081 of our Ordinary Shares, which possesses the right to designate a member of our Board of Directors.

Other than as described immediately above, there are no arrangements or understandings pursuant to which any of our directors or members of senior management were elected as such. There are furthermore no family relationships among any such directors or members of our senior management.

Compensation

The aggregate remuneration that we paid to our directors and executive officers as a group in salaries, fees, commissions and bonuses for the year ended December 31, 2010 was approximately $1.1 million, including $0.3 million to a former officer and a former director. The aggregate amount set aside or accrued during 2010 to provide pension, retirement or similar benefits for our directors and executive officers, pursuant to any existing plan provided by and/or contributed to by us, was approximately $30,000.

On November 29, 2005, our shareholders approved a revised compensation plan for our directors who are not executive officers, which became effective on January 1, 2006. The revised compensation plan includes (i) an annual fixed retainer of $3,000 for each member of the Board of Directors, (ii) an annual fixed retainer of an additional $3,000 for each director who also serves as a member of the Audit Committee of the Board of Directors, and (iii) a fee of $1,000 per meeting attended for each of the four (4) scheduled meetings of each of the Board of Directors and Audit Committee during each calendar year, whether such meeting is attended in person or via telephone. Participation in any additional meetings of the Board of Directors or the Audit Committee does not entitle any director to additional compensation. All directors are reimbursed for their reasonable expenses incurred for each Board of Directors or committee meeting attended in person. With respect to our external directors, such compensation and reimbursement of expenses are made in accordance with the applicable provisions of the Companies Law. For additional information, please see the discussion below under the heading “External Directors”.

During 2009, 33,000 restricted shares were granted to one of our executive officers.

In February 2010, our shareholders authorized the Audit Committee and the Board of Directors to grant, on an annual basis (starting from 2009), up to 20,000 restricted shares to each director of the Company, subject to the available pool under the Company’s stock option plans. The actual terms of the grants, including the vesting schedule and related terms, shall be as determined by the Board of Directors as long as the annual grant per director does not exceed such 20,000 restricted shares.

In February 2010, we granted 50,000 restricted shares, in the aggregate, to our directors and 130,659 restricted shares, in the aggregate, to two of our executive officers.

In March 2011, we granted 75,000 restricted shares, in the aggregate, to our directors.

All restricted shares that we granted in 2009 and 2010 did not require payment of consideration by the grantees thereof. In general, restrictions on some restricted shares lapse at a rate of 50% per year over two years from the date of grant and some shares are released from restriction upon grant or within the first year after the grant, All restricted shares granted to executive officers and directors would be released from restriction upon our consummation of a merger, acquisition or similar transaction in which there is a change of control of our company.

Board Practices

The following table sets forth certain information concerning our current directors and executive officers:

Name	Current Office(s) Held	Commencement of Office	Expiration/Renewal Of Current Term of Office
Samuel I. HaCohen	Executive Chairman of the Board of Directors	March 1998	upon 6 months advance notice
Memy Ish-Shalom	Chief Executive Officer	January 2006	upon 3 months advance notice
Nir Diskin	Vice President, Engineering	January 2006	upon 30 days advance notice
Mark Hosking	Manager, ViryaNet Australia	June 2005	upon 5 weeks advance notice
Vladimir Morgenstern	Director	July 1999	2011 Annual Meeting
Arie Ovadia (1),(2)	Director	December 2006	2011 Annual Meeting
Javier Garoz Neira	Director	January 2011	2011 Annual Meeting
Nati Perry (2)	Director	December 2007	2011 Annual Meeting
Austin W. Lewis IV	Director	February 2010	2011 Annual Meeting
Andy Ben-Artzy (1) (2)	Director	February 2010	2013 Annual Meeting

(1)	External Director under the Companies Law
(2)	Member of Audit Committee

Other than our employment agreement with Mr. HaCohen, we do not have any employment or service contracts with our directors that provide for benefits upon termination of employment. Mr. HaCohen’s employment agreement contains various provisions, including provisions relating to acceleration of vesting of his options and/or restricted shares upon a change in the control of our company. In addition, he is entitled to six months of severance benefits in the event that we terminate his employment without cause, under the circumstances provided in his employment agreement, or in the event that he resigns due to a demotion.

Our Articles of Association provide that directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at that meeting. Each director, except for the external directors under the Companies Law as described below, holds office until the next annual general meeting of the shareholders.

External Directors;

Companies Law

We are subject to the provisions of the Companies Law. Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two external directors. Mr. Ovadia and Mr. Ben-Artzy serve as our external directors.

Who May Be Appointed

A person may not be appointed as an external director if the person is a relative of the controlling shareholder of the company or if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subject, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation or one of certain other prohibited relationships with the company or any person or entity controlling (or relative of such controlling person), controlled by or under common control with the company (or, in the case of a company with no controlling shareholder, any affiliation or one of certain other prohibited relationships with a person serving as chairman of the board, chief executive officer, a substantial shareholder or the most senior office holder in the company’s finance department). The term “affiliation” and the similar types of prohibited relationships include:

•	an employment relationship;

•	a business or professional relationship, even if not maintained on a regular basis (but excluding a de minimis level relationship);

•	control; and

•	service as an office holder (as defined in the Companies Law and described below under “Exculpation, Insurance and Indemnification of Directors and Officers”).

If, at the time of election of an external director, all other directors who are not the company’s controlling persons or their relatives are of the same gender, the external director to be elected must be of the other gender.

Pursuant to the Companies Law, all external directors must have accounting and financial expertise or professional qualifications, and at least one external director must have accounting and financial expertise. A director with “accounting and financial expertise” is a director that due to his or her education, experience and skills has a high expertise and understanding in financial and accounting matters and financial statements, in such a manner which allows him to deeply understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have “professional qualifications” if he or she either (i) has an academic degree in economics, business management, accounting, law or public service, (ii) has an academic or other degree or has completed other higher education, all in the field of business of the company or relevant for his/her position, or (iii) has at least five years experience as either a senior managing officer in the company’s line of business with a significant volume of business, a public office, or a senior position in the company’s main line of business.

We believe that both of our external directors possess both professional qualifications and accounting and financial expertise.

Conflicts of Interest

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she accepts, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than amounts prescribed under the Companies Law regulations (as described below) or indemnification, the company’s undertaking to indemnify such person, exemption and insurance coverage.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control, including engagement to serve as an executive officer or director of the company or a company controlled by its controlling shareholder or employment by, or providing services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director, for a period of two years (such prohibition also applies to other relatives of the former external director for a period of one year).

How External Directors Are Elected

External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•

the majority voted in favor of election includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting (abstentions are disregarded in this calculation), or

•

the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the election of the director does not exceed two percent (2%) of the aggregate voting rights in the company.

Term of Service

The initial term of an external director is three years and may be extended by the general meeting of shareholders for up to two additional three year terms, provided that his or her service for each such additional term is recommended by one or more shareholders holding at least one percent (1%) of the company’s voting rights and is approved by a majority at a shareholders meeting, which majority must include both criteria described above with respect to his or her initial election.

Committee Service; Compensation

Each committee of a company’s board of directors is required to include at least one external director and the audit committee must include all of the external directors.

An external director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any compensation, directly or indirectly, in connection with services provided as an external director or otherwise to the company.

Qualifications of Directors Generally Under the Companies Law

Under the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors (not merely external directors) who must have accounting and financial expertise (according to the same criteria described above with respect to external directors under “—External Directors”). In accordance with the Companies Law, the determination of the board should be based on, among other things, the type of the company, its size, the volume and complexity of its activities and the number of directors. Based on the foregoing considerations, our Board of Directors determined that the number of directors with financial and accounting expertise in our company shall not be less than one. As described above under “—External Directors,” currently each of Messrs. Ovadia and Ben-Artzy has been determined by our Board of Directors to possess such accounting and financial expertise.

Independent Directors Under the Companies Law

Under a recent amendment to the Companies Law, the audit committee of a publicly traded company must consist of a majority of independent directors. An “independent director” is defined as an external director and as a director who meets the following criteria:

•

he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications; and

•

he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

The foregoing amendment to the Companies Law further provides that a company may also elect to impose, via the adoption of a propose set of corporate governance rules, certain independence requirements with respect to the composition of the board of directors as a whole. Those requirements, if undertaken by a company, mandate that (i) if the company has no controlling shareholder or no shareholder that holds at least 25% of the company’s voting rights, most of the members of the board must be independent directors, whereas (ii) if the company has a controlling shareholder or a shareholder that holds at least 25% of the voting rights, then at least one-third of the directors need to be independent directors.

As of the date of this annual report, we have not elected to impose these additional board independence requirements.

Audit Committee:

The Companies Law requires public companies such as ours to appoint an audit committee comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The chairman of the board of directors, or any director employed by or otherwise providing services to the company or to a controlling shareholder or any entity controlled by a controlling shareholder, may not be a member of the audit committee. Messrs. Ovadia, Ben-Artzy and Perry, of whom Mr. Ovadia and Mr. Ben-Artzy are external directors, are members of our audit committee.

Role of Audit Committee under Companies Law

Under the Companies Law (under an amendment adopted in 2011), our audit committee is responsible for (i) determining whether there are delinquencies in the business management practices of the company, including consultation with the company’s internal auditor or the independent auditor, and making recommendations to the board to improve such practices, (ii) determining whether to approve certain related party transactions (including compensation of office holders (as defined below)) or transactions in which an office holder has a personal interest and whether such transaction is material, (iii) where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the board and propose amendments thereto, (iv) examine the company’s internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the company’s special needs and size), (v) examine the scope of the company’s auditor’s work and compensation and submit its recommendation with respect thereto to the corporate organ considering the appointment thereof (either the board or the general meeting of shareholders) and (vi) determine procedures with respect to the treatment of company employees’ complaints as to the management of the company’s business and the protection to be provided to such employees. In compliance with new regulations under the Companies Law, our audit committee also approves our financial statements, thereby fulfilling the requirement that a board committee provide such approval.

Conflicts of Interest

An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, or take any other action required under the Companies Law, unless at the time of approval a majority of the committee’s members are present, of whom a majority consist of independent directors and at least one of them is an external director.

Role of Audit Committee under U.S. law

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

Pursuant to other responsibilities with which it is charged under the Sarbanes-Oxley Act, our audit committee assists our board of directors in fulfilling its responsibility to oversee management’s conduct of the financial reporting process, the systems of internal accounting and financial controls and the annual independent audit of our financial statements. The audit committee reviews with management and our outside auditors the audited financial statements included in our Annual Report on Form 20-F.

In discharging its oversight role, our audit committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of our company and the power to retain outside counsel, auditors or other experts for this purpose.

Internal Auditor

Under the Companies Law, the board of directors should appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an interested party (i.e., a holder of 5% or more of the voting rights in the company or of the issued share capital, the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors), or a relative of an office holder or of an interested party. In addition, the company’s independent auditor or its representative may not serve as the company’s internal auditor.

Exculpation, Insurance and Indemnification of Directors and Officers

The Companies Law codifies certain requirements and optional provisions that apply in our relationship with our “office holders.” An office holder is defined in the Companies Law as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) another manager directly subordinate to the general manager or (viii) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title. Our office holders consist of the individuals listed in the table under “Directors and Senior Management,” which is displayed under “Item 6. Directors, Senior Management and Employees”. Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, however, that such a breach is not related to a distribution of a dividend or any other distribution by the company.

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to the limitations set by the Companies Law and our Articles of Association, and have furthermore obtained directors and officers insurance. For more information, see “Directors and Officers Insurance” and “Indemnification of Office Holders” under Item 7 below.

Employees

As of December 31, 2010, we had 22 employees in Israel, 39 in the United States and 7 in Australia. Of our 68 employees, 10 were engaged in research and development, 13 in sales, marketing and business development, 36 in professional services and technical support and 9 in finance, administration and operations.

As of December 31, 2009, we had 21 employees in Israel, 36 in the United States and 7 in Australia. Of our 64 employees as of such time, 15 were engaged in research and development, 14 in sales, marketing and business development, 26 in professional services and technical support and 9 in finance, administration and operations.

As of December 31, 2008, we had 22 employees in Israel, 39 in the United States, 7 in Australia and one in Singapore. Of our 69 employees as of such time, 16 were engaged in research and development, 16 in sales, marketing and business development, 29 in professional services and technical support and 8 in finance, administration and operations.

None of our employees are represented by a labor union.

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

Share Ownership

As of June 1, 2011, the aggregate number of our Ordinary Shares (including Ordinary Shares which may be issued upon conversion of Preferred A Shares and including 651,136 Ordinary Shares that may be issued upon exercise of options and warrants, , conversion of convertible notes, vesting of restricted shares that are exercisable, convertible or that have vested, or that will become exercisable, convertible or will vest within 60 days of June 1, 2011 and Ordinary Shares that will be issued within 60 days of June 1, 2011 to Jerusalem Technology Investments Ltd), that are beneficially owned by our directors and executive officers as a group was 43.9% (The above number does not take into effect restricted Ordinary Shares that have been granted to executive officers and directors but which will not be released from restriction within 60 days of June 1, 2011).

The aggregate number of our Ordinary Shares beneficially owned by our directors and executive officers as a group also includes (i) Ordinary Shares, as well as Ordinary Shares underlying Preferred A Shares, that are held by Jerusalem High-tech Founders, Ltd. since two of its affiliates serve on our Board of Directors and, accordingly, such affiliates may be deemed to be the beneficial owners of the Ordinary Shares held thereby (although these affiliates disclaim such beneficial ownership, except to the extent of their respective pecuniary interests therein), (ii) Ordinary Shares, and Ordinary Shares issuable upon conversion of convertible notes, in each case that are held by Lewis Opportunity Fund Group and its affiliates, since an affiliate thereof serves on our Board of Directors and may be deemed to be the beneficial owner thereof, and (iii) Ordinary Shares held by e-Wise Holdings Pty Ltd, since an affiliate thereof (Mark Hosking, the Manager of ViryaNet Australia), is our executive officer and may be deemed to be the beneficial owner thereof. The aggregate number of our Ordinary Shares beneficially owned by our directors and executive officers as a group excludes the 294,581 Ordinary Shares held by Telvent Investments, S.L. Although one of our directors, Javier Garoz Neira, serves as Chief Operating and Corporate Development Officer of Telvent GIT, S., he is not an “affiliate” of Telvent Investments, S.L. (as he does not play a policy making role at Telvent Investments, S.L.); therefore, the Ordinary Shares held by Telvent Investments, S.L. are not counted among the Ordinary Shares held by our executive officers and directors. See Item 7- “Major Shareholders and Related Party Transactions” below for more details concerning the beneficial ownership of our Ordinary Shares by our individual directors and executive officers. Other than as detailed in Item 7 below, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

As of June 1, 2011, under our equity compensation plans, 91,689 restricted Ordinary Shares, granted to our directors and executive officers, had not yet been released from restrictions (37,500 of such shares will be released from restrictions within 60 days of June 1, 2011). The restricted Ordinary Shares had been granted for no consideration. Also as of June 1, 2011, no options were outstanding that had been granted to our directors and executive officers under our equity compensation plans.

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

In the past, we maintained a 1996 Stock Option and Incentive Plan, 1997 Stock Option and Incentive Plan, 1998 Stock Option and Incentive Plan and 1999 Stock Option and Incentive Plan, each of which has expired. The 281,766 Ordinary Shares that were still available for grant of additional options under these plans prior to the expiration thereof were transferred to the 2005 Share Option Plans. Despite the expiration of our old Stock Option and Incentive Plans, options to purchase 9,700 Ordinary Shares that were outstanding under such plans currently remain outstanding.

The 2005 Share Option Plans

In 2005, our Board of Directors believed that it was appropriate for us to adopt and approve, subject to shareholders’ approval, a new form of Israeli share option and restricted share plan and a new form of international share option and restricted share plan, which we refer to collectively as the 2005 Share Option Plans, which were to supersede and replace all existing options plans, including our then-current 1999 Stock Option and Incentive Plan. The 2005 Share Option Plans were approved by our shareholders at our annual general meeting held on November 29, 2005.

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

As of June 1, 2011, grants of restricted shares relating to a total of 125,971 Ordinary Shares, in the aggregate, were outstanding under the 2005 Share Option Plans, and 160,751 Ordinary Shares were available for additional grants under the 2005 Share Option Plans.

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

Major Shareholders

The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of June 1, 2011 for each person or group that we know owns 5% or more of our outstanding Ordinary Shares, and for our directors and executive officers as a group.

We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any Ordinary Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days of June 1, 2011. Because the holders of our Preferred A Shares are entitled to identical rights as holders of our Ordinary Shares (except that Preferred A Shares have superior liquidation preferences) and because the Preferred A Shares are convertible into Ordinary Shares on a one for one basis at any time at the election of the holders thereof, we have included such shares together with our Ordinary Shares in calculating the number of shares held, and beneficial ownership percentages, provided below, indicating, however, where applicable, as to the number of Preferred A Shares included in the ownership of any shareholder listed below. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table possess sole voting and investment power for all Ordinary Shares held by them. Applicable percentage ownership in the following table is based on 3,628,784 shares outstanding as of June 1, 2011, which include 326,798 Preferred A Shares.

Ordinary Shares Beneficially Owned

Name and Address	Number		Percent of Class
Lewis Opportunity Fund Group 45 Rockefeller Center Suite 2570 New York, NY 10111	795,272	(1)	19.9%

Jerusalem High-tech Founders, Ltd. c/o Hamotal Insurance Agency 9 HaRatom Street Har Hotzvim Jerusalem 41450 Israel	612,458	(2)	15.7%

LibertyView Special Opportunities Fund, LP LibertyView Capital Management Neuberger Berman, LLC 111 River Street – Suite 1000 Hoboken, NJ 07030-5776	390,860	(3)	10.6%

Telvent Investments, S.L. Valgrande 6 28108 Alcobendas Madrid, Spain	294,581	(4)	8.1%

All directors and executive officers as a group (10 persons)	1,717,630	(5)	43.9%

(1)	Includes

•

(i) 325,605 Ordinary Shares and (ii) 60,606 Ordinary Shares that may be issued upon a conversion of convertible note at a fixed conversion price of $1.65 per Ordinary Share, held by Lewis Opportunity Fund LP;

•	(iii) 91,031 Ordinary Shares held by LAM Opportunity Fund LP;

•	(iv) 303,030 Ordinary Shares that may be issued upon a conversion of convertible note at a fixed conversion price of $1.65 per Ordinary Share, held by W.A. Lewis IV; and

•

(v) 10,000 Ordinary Shares and (vi) 5,000 restricted Ordinary Shares which will be released from restrictions within 60 days of June 1, 2011, held by Mr. Lewis, who serves on our Board of Directors and has a financial interest in The Lewis Opportunities Fund Group.

(2)	Includes (i) 1,315 Ordinary Shares held by Jerusalem High-tech Founders Ltd., (ii) 250,000 Ordinary Shares that are held by, or will be issued within 60 days of June 1, 2011 to Jerusalem Technology Investments Ltd., an affiliate of Jerusalem High-tech Founders Ltd., (iii) 23,329 Ordinary Shares, in the aggregate, held by Mr. HaCohen and Mr. Morgenstern, who serve on our Board of Directors and have a financial interest in Jerusalem High-tech Founders, Ltd. (iv) 322,814 Preferred A Shares, which can be converted to Ordinary Shares on a one-for-one basis at any time, held by Jerusalem High-tech Founders Ltd and (v) 15,000 Restricted Ordinary Shares, granted in the aggregate to Mr. HaCohen and Mr. Morgenstern, which will be released from restrictions within 60 days of June 1, 2011.
(3)	Includes (i) 347,323 Ordinary Shares, and (ii) 43,537 Ordinary Shares issuable upon conversion of the $480,000 balance of the convertible debt owed to LibertyView, which may be converted at any time at a fixed conversion price of $11.025 per Ordinary Share.
(4)	Includes (i) 292,081 Ordinary Shares held by Telvent Investments, S.L. and (ii) 2,500 restricted Ordinary Shares, which will be released from restrictions within 60 days of June 1, 2011.
(5)	Includes options and restricted shares granted to our directors and executive officers that are exercisable or for which the restrictions thereon lapse within 60 days of June 1, 2011. This number includes the following shares beneficially owned by those directors and executive officers who beneficially own more than 1% of our outstanding shares: (i) 585,099 shares or 15.0% of our outstanding shares beneficially owned by Samuel HaCohen, the Executive Chairman of our Board of Directors, out of which (a) 970 Ordinary Shares are held directly by Mr. HaCohen, (b) 322,814 Preferred A Shares and 1,315 Ordinary Shares are held by Jerusalem High-tech Founders Ltd (“Jerusalem High-tech”) and 250,000 Ordinary Shares that are held by, or will be issued within 60 days of June 1, 2011 to Jerusalem Technology Investments Ltd (“Jerusalem Technology”), an affiliate of Jerusalem High-tech Founders Ltd.,which Mr. HaCohen may be deemed to beneficially own due to his status as an affiliate of Jerusalem High-tech and Jerusalem Technology, and (c) 10,000 shares constitute restricted Ordinary Shares held by Mr. HaCohen that will be released from restrictions within 60 days of June 1, 2011; (ii) 601,488 shares or 15.5% of our outstanding shares beneficially owned by Vladimir Morgenstern, a director of ours, out of which (a) 22,359 ordinary shares are held directly by Mr. Morgenstern, (b) 5,000 shares constitute restricted Ordinary Shares held by Mr. Morgenstern that will be released from restrictions within 60 days of June 1, 2011, and (c) 322,814 Preferred A Shares and 1,315 Ordinary Shares are held by Jerusalem High-tech and 250,000 Ordinary Shares that are held by, or will be issued within 60 days of June 1, 2011 to, Jerusalem Technology, which Mr. Morgenstern may be deemed to beneficially own due to his status as an affiliate of Jerusalem High-tech and Jerusalem Technology (the 322,814 Preferred A Shares, 1,315 Ordinary Shares held by Jerusalem High-tech and the 250,000 Ordinary Shares beneficially owned by Jerusalem Technology are included only once under the aggregate directors and executive officers’ beneficial ownership); (iii) 111,156 Ordinary Shares or 3.1% of our outstanding shares beneficially owned by Mark Hosking, the Manager of ViryaNet Australia, all of which are held by e-Wise Holdings Pty Ltd and which Mr. Hosking may be deemed to beneficially own due to his status as an affiliate of e-Wise Holdings Pty Ltd.; (iv) 132,844 Ordinary Shares or 3.7% of our Ordinary Shares held by Memy Ish-Shalom, our chief executive officer; and (v) 795,272 shares or 19.9% of our outstanding shares, beneficially owned by Austin W. Lewis IV, a director of ours, out of which (a) 10,000 Ordinary Shares and 5,000 Restricted Ordinary Shares which will be released from restrictions within 60 days of June 1, 2011, are held by Mr. Lewis and (b) 780,272 Ordinary Shares are beneficially owned by Lewis Opportunity Fund Group and its affiliates (as described in footnotes 1(i), 1(ii) and 1(iii) above), which Mr. Lewis may be deemed to beneficially own due to his financial interest in the Lewis Opportunity Fund Group. The number of shares in this row which are counted as beneficially owned by our executive officers and directors excludes the 294,581 Ordinary Shares held by Telvent Investments, S.L. Although one of our directors, Javier Neira, serves as Chief Operating and Corporate Development Officer of Telvent GIT, S., he is not an “affiliate” of Telvent Investments, S.L. (as he does not play a policy making role at Telvent Investments, S.L.); therefore, the Ordinary Shares held by Telvent Investments, S.L. are not deemed beneficially owned by him.

Other than as detailed immediately above, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of June 1, 2011, there were 135 holders of record of our Ordinary Shares (including Ordinary Shares issuable upon conversion of our outstanding Preferred A Shares), of which 99 record holders holding 2,519,233, or approximately 69%, of our outstanding Ordinary Shares (including Ordinary Shares issuable upon conversion of our

Preferred A Shares) reside in the United States. These numbers are not representative of the number of beneficial holders of our shares, nor are they representative of where such beneficial holders reside, since many of these shares were held of record by various nominees (including CEDE & Co, the U.S. nominee company of the Depository Trust Company, which holds of record approximately 39% of our outstanding shares).

Our major shareholders do not have different voting rights than any other holders of our shares.

Recent Significant Changes in the Percentage Ownership of Major Shareholders during the past three years:

Except as described below (under “Related Party Transactions”), during the past three years there have been no significant changes in the percentage ownership of major shareholders.

Related Party Transactions

Unsecured Debt Agreement with an Officer

As part of our acquisition of e-Wise in June 2005, we assumed an amount of approximately $285,000 of unsecured debt payable to e-Wise’s major shareholder, Mark Hosking. This debt bears interest at the annual rate of 5%. As a result of our acquisition of e-Wise, Mr. Hosking became a shareholder, officer and employee of our Company. As of June 1, 2011, the balance of the outstanding debt to Mr. Hosking was $78,500 of principal and $14,600 of accrued interest.

Equity Financing

On June 30, 2011, we entered into a share purchase agreement with Jerusalem Technology Investments Ltd., or the Investor, a company with which two of our directors—Samuel HaCohen and Vladimir Morgenstern— and one of our major shareholders (Jerusalem High-tech Founders, Ltd.) ) are affiliated. Pursuant to the agreement, we will issue to the investor 250,000 of our ordinary shares for total cash consideration of $250,000. 50,000 of those ordinary shares were issued on June 30, 2011, upon an advance payment of $50,000 by the investor, while the remaining 200,000 ordinary shares will be issued within 31 days of June 30, 2011, upon payment of the remaining $200,000 of the total purchase price under the agreement. This equity financing constituted an extraordinary transaction with an entity in which two of our directors possessed a personal interest and was therefore approved by our audit committee and Board of Directors in accordance with the requirements of the Companies Law

Loans

In June 1999, our Board of Directors approved our issuance to Mr. HaCohen of 3,478 Series C-2 Preferred Shares (which were converted into 3,478 Ordinary Shares upon the closing of our IPO), in consideration of his payment of $100,000, the funds for which Mr. HaCohen borrowed from us. The loan was approved by our shareholders in June 2000 and bears annual interest at the rate of 6.5%. Repayment of the loan is due when Mr. HaCohen sells or otherwise disposes of the shares subject to the loan. In addition, we, in our sole discretion, may call for immediate repayment of the loan and the interest thereon in the event that (i) Mr. HaCohen becomes bankrupt or files a motion for bankruptcy, or (ii) Mr. HaCohen ceases to remain in the employment of the Company for any reason.

Directors and Officers Insurance

We have obtained directors’ and officers’ liability insurance for the benefit of our directors and office holders and intend to continue to obtain such insurance and pay all premiums thereunder to the fullest extent permitted by the Companies Law.

Indemnification of Office Holders

Our Articles of Association provide that we may indemnify an office holder (as defined under the Companies Law and described under “Exculpation, Insurance and Indemnification of Directors and Officers” in Item 6 above) against:

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

Item 9.	The Offer and Listing

Market Price Information

Through June 30, 2011, the high and low reported sales prices for our Ordinary Shares were as follows for the periods indicated below:

Period	High	Low
Years ended:

December 31, 2010	$1.50	$0.60
December 31, 2009	$1.50	$0.10
December 31, 2008	1.90	0.15
December 31, 2007	4.40	1.01
December 31, 2006	9.60	3.60

Quarters:
2011
Second Quarter, ended June 30, 2011	1.10	0.56
First Quarter, ended March 31, 2011	1.15	0.77
2010
Fourth Quarter, ended December 31, 2010	0.95	0.70
Third Quarter, ended September 30, 2010	0.85	0.60
Second Quarter, ended June 30, 2010	1.11	0.80
First Quarter, ended March 31, 2010	1.50	0.62
2009
Fourth Quarter, ended December 31, 2009	1.50	0.10
Third Quarter, ended September 30, 2009	0.25	0.10
Second Quarter, ended June 30, 2009	0.25	0.18
First Quarter, ended March 31, 2009	0.25	0.20

Most Recent Six Months	High	Low
June 2011	1.06	0.56
May 2011	1.10	0.88
April 2011	1.10	0.88
March 2011	1.15	0.82
February 2011	0.95	0.75
January 2011	0.90	0.90

Markets on Which Our Ordinary Shares Trade

Prior to June 12, 2007, our Ordinary Shares were listed on the NASDAQ SmallCap Market (now known as the NASDAQ Capital Market). On June 12, 2007, our Ordinary Shares were delisted from the NASDAQ SmallCap Market and became eligible for quotation and trading on the Pink Sheets. On December 14, 2007, our Ordinary Shares became eligible for quotation and trading on the OTCBB under the ticker symbol VRYA.OB.

On September 11, 2008, due to our delinquency with respect to the filing of our annual report on Form 20-F for the period ended December 31, 2007, our Ordinary Shares ceased to be eligible for quotation on the OTCBB and were removed from the OTCBB. Following the removal from OTCBB, our Ordinary Shares became immediately eligible for quotation and trading on the Pink Sheets.

On March 4, 2010, our Ordinary Shares became eligible once again for quotation and trading on the OTCBB under the ticker symbol “VRYAF”, and, in April 2010, upon the creation by Pink OTC Markets, Inc. of its new OTCQB marketplace for reporting issuers who are current in their Exchange Act reports, our Ordinary Shares began to be quoted in that marketplace as well, also under the ticker symbol “VRYAF”.

For further information, see “Risk Factors—Our Ordinary Shares are quoted on the Over the Counter Bulletin Board, or the OTCBB, and the OTCQB, and previously were quoted on the Pink Sheets, which has adversely affected, and may continue to adversely affect, the market price of, and trading market for, our Ordinary Shares” in Item 3 above.

Item 10.	Additional Information

Share Capital

Not applicable.

Memorandum and Articles of Association

Register

Our registration number at the Israeli registrar of companies is 511281354.

Company’s Objectives

Our company’s objectives, as set forth in Section 3 of our Articles of Association, are to carry on any business and do any act, which is not prohibited by law. We may also make contributions of reasonable sums to worthy purposes even if such contributions are not made on the basis of business considerations.

Approval of Transactions Involving Directors and Office Holders

Any director is generally entitled to attend and vote at any meeting of our Board of Directors. The Companies Law requires, however, that a director or other office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure must be made to our Board of Directors and/or shareholders a reasonable period of time prior to the meeting at which the transaction is to be discussed. A personal interest, as defined under the Companies Law, includes any personal interest held by the office holder’s spouse, siblings, parents, grandparents or descendants; spouse’s descendants, siblings or parents; and the spouses of any of the foregoing, and also includes any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter.

In the case of a transaction which is not an extraordinary transaction (as defined below) and does not involve the compensation of the director or other office holder, after the director or other office holder complies with the above disclosure requirement, only approval by our Board of Directors is required unless the articles of association of the company provide otherwise (ours do not provide otherwise). If the transaction is an extraordinary transaction, then, in addition to any approval required by our Articles of Association, the transaction must be approved by both our Audit Committee and our Board of Directors. An office holder who has a personal interest in a matter that is considered at a meeting of our Board of Directors or the Audit Committee may not be present at the meeting or vote on the matter, subject to certain exceptions, including an allowance for him or her to be present in order to present the transaction, if the chairman of our Board of Directors or Audit Committee (as applicable) determines that such presentation by him or her is necessary. If the majority of the members of our Board of Directors or Audit Committee, as applicable, have a personal interest in a transaction, they may all be present for the presentation of, and voting upon, the transaction, but it must also then be approved by our shareholders. Notwithstanding having been approved in compliance with the foregoing processes, any transaction in which an office holder has a personal interest must, in addition, not be adverse to our company’s interest in order for it to be properly approved.

An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on a company’s profitability, assets or liabilities.

Board Meetings

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

Right to receive dividends and other distributions

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

Shareholder voting rights and procedures

Under our Articles of Association, every shareholder who is present, in person, by proxy, or by written ballot or is deemed under the Companies Law to be present at a general meeting of the shareholders, is entitled to one vote for each Ordinary Share of which he or she is the holder, and the vote of a majority of the voting power of shareholders who are present and voting at a meeting is generally required to approve a given matter.

Under the Companies Law, a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company, must disclose its interest in a prospective transaction with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or a transaction with a controlling shareholder or his or her relative, directly or indirectly, including for receipt of services from an entity controlled by him or her (or his or her relative), and the terms of engagement and compensation of a controlling shareholder who is an office holder or an employee of the company, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must include the holders of a majority of the shares held by all shareholders who have no personal interest in the transaction and are voting on the subject matter (with abstentions being disregarded) or, alternatively, the total shares of shareholders who have no personal interest in the transaction and who vote against the transaction must not represent more than two percent (2%) of the voting rights in the company. To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.

The approvals of the board of directors and shareholders are required for a private placement of securities (or a series of related private placements during a 12-month period or that are part of one continuous transaction or transactions conditioned upon each other) in which:

•

the securities issued represent at least 20% of the company’s actual voting power prior to the issuance of such securities, and such issuance increases the relative holdings of a 5% shareholder or causes any person to become a 5% shareholder, and the consideration in the transaction (or a portion thereof) is not in cash or in securities listed on a recognized stock exchange, or is not at a fair market value; or

•	a person would become, as a result of such transaction, a controlling shareholder of the company.

The foregoing approval rules for private placements do not apply to a company like ours, whose securities were offered only outside of Israel or are listed or quoted only outside of Israel.

Further, under the Companies Law (as described under “Item 6. Directors, Senior Management and Employees— Board Practices— External Directors— How External Directors Are Elected”), the appointment of external directors requires, in addition to a majority of the ordinary shares voting and approving the appointment, that either (a) the approving majority must include a majority of the shares of shareholders that are not controlling shareholders of the company and who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) and who are present and voting (with abstentions being disregarded), or (b) the shares of such non-controlling, non-interested shareholders that vote against the appointment may not constitute more than two percent (2%) of our total voting rights. In addition, as described below (see “—Changes of rights attached to our shares” in this Item 10), under our Articles of Association, the alteration of the rights, privileges, preferences or obligations of any class of our share capital requires a simple majority of the class so affected), in addition to the ordinary majority of all classes of shares voting together as a single class at a shareholder meeting.

A further exception to the simple majority shareholder vote requirement is a resolution for the voluntary winding up, or other reorganization of, the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution, provided that such shareholders constitute more than 50% of the shareholders voting on such matter.

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

Change of Control

Our Articles of Association do not contain specific provisions intended to delay, defer or prevent a change of control. The Companies Law includes provisions with respect to the approval of corporate mergers that are applicable to us. The Companies Law permits merger transactions if approved by each party’s board of directors and shareholders. In order for shareholder approval to be obtained for a merger, a majority of the shares present and voting, excluding shares held by the other party to the merger, or by any person holding at least 25% of the means of control of the other party to the merger, or anyone acting on behalf of either of them, including any of their affiliates, must be voted in favor of the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above in this Item 10 under “—Shareholder voting rights and procedures”). In the event that the merger transaction has not been approved by either of the above-described special majorities (as applicable), the holders of at least 25% of the voting rights of the company may apply to a court for approval of the merger. The court may approve the merger if it is found that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger. A merger may not be consummated unless at least 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and 30 days have passed from the date of the approval of the shareholders of the merging companies.

The Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly-owned subsidiary in a rollup merger transaction, or to the shareholders of the acquirer in a merger or acquisition transaction if:

•	the transaction does not involve an amendment to the acquirer’s memorandum or articles of association;

•	the transaction does not contemplate the issuance of more than 20% of the voting rights of the acquirer which would result in any shareholder becoming a controlling shareholder; and

•	there is no “cross ownership” of shares of the merging companies, as described above.

The Companies Law also provides that the acquisition of shares in a public company on the open market must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. The rule does not apply if there already is another 25% shareholder of the company. Similarly, the law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a greater-than 45% shareholder of the company, unless there already is a greater-than 45% shareholder of the company. The foregoing provisions do not apply to:

•

a private placement in which the company’s shareholders approved such holder owning 25% or more of the voting rights in the company (if there is no other shareholder that holds 25% or more of the voting rights in the company); or more than 45% of the voting rights in the company (if there is no other shareholder that holds more than 45% of the voting rights in the company); or

•

a purchase from an existing holder of 25% or more of the voting rights in the company that results in another person becoming a holder of 25% or more of the voting rights in the company or a purchase from an existing holder of more than 45% of the voting rights in the company that results in another person becoming a holder of more than 45% of the voting rights in the company.

The Companies Law also provides that if following any acquisition of shares, the acquirer holds 90% or more of the company’s shares or of a class of shares, the acquisition must be made by means of a tender offer for all of the target company’s shares or all of the shares of the class, as applicable, not held by the acquirer. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and hold, following consummation of the tender offer, more than 95% of all of the company’s outstanding shares (and provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved it, which condition shall not apply if, following consummation of the tender offer, the acquirer holds at least 98% of all of the company’s outstanding shares). If, however, following consummation of the tender offer the acquirer would hold 95% or less of the company’s outstanding shares, the acquirer may not acquire shares tendered if by doing so the acquirer would own more than 90% of the shares of the target company. Appraisal rights are available with respect to a successfully completed full tender offer for a period of six months after such completion and the acquirer may provide in the tender offer documents that a shareholder that accepts the offer may not seek appraisal rights.

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

Distributions

We have never paid dividends, and do not intend to pay dividends in the future. In general, and subject to the discussion below, if we do make a distribution on the Ordinary Shares, the distribution will be treated as a dividend for United States federal income tax purposes to the extent of our current and accumulated earnings and profits, as calculated under United States federal income tax principles. If the amount of the distribution exceeds our earnings and profits, the excess will first be treated as a non-taxable return of a United States holder’s tax basis in the Ordinary Shares that reduces that United States holder’s tax basis dollar-for-dollar, and then as gain from the constructive disposition of the Ordinary Shares. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2012, after which time dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement, and we believe we are eligible for the benefits of that treaty.

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

Based upon our income, assets and activities, we believe that we are not currently, and have not been in prior years, a PFIC for U.S. federal income tax purposes. However, in light of the complexity of PFIC rules, we cannot assure you that we have not been or are not a PFIC or will avoid becoming a PFIC in the future. U.S. holders who hold Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. holders are urged to consult their tax advisors about the PFIC rules, including QEF and mark-to-market elections. For those U.S. Shareholders who determine that we were a PFIC in any our taxable years and notify us in writing of their request for the information required in order to effectuate the QEF Election described above, we will promptly make such information available to them.

Backup Withholding and Information Reporting

Dividends on our Ordinary Shares, and payments of the proceeds of a sale of our Ordinary Shares, paid within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding (currently at a rate of 28%, but increases to 31% for taxable years beginning after December 31, 2010) unless (i) the payer is entitled to, and does in fact, presume the United States holder of our Ordinary Shares is a corporation or other exempt recipient or (ii) the United States holder provides a taxpayer identification number on a properly completed Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a credit against a United States holder’s United States federal income tax liability and may entitle that United States holder to a refund, provided that required information is furnished to the Internal Revenue Service.

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

General Corporate Tax Structure

Israeli companies were subject to corporate tax at the rate of 25% for the year 2010 and are subject to corporate tax at the rate of 24% for the year 2011. Corporate tax rates, which were reduced from a rate of 31% for the 2006 tax year, to a rate of 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year, 25% for the 2010 tax year and 24% for the 2011 tax year, will further decrease to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

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

Law for the Encouragement of Industry, Taxes, 1969

An “Industrial Enterprise” is defined as an enterprise whose major activity, in a given tax year, is industrial production. Under the Law for the Encouragement of Industry (Taxes), 5672-1969, generally referred to as the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel that derives at least 90% of its income in a given tax year (exclusive of income from specified government loans) is derived from an “Industrial Enterprise” owned by it.

Under the Industry Encouragement Law, Industrial Companies are entitled to certain tax benefits, including:

•

a deduction of the cost of purchases of patents or the right to use a patent or know how for the development or promotion of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli industrial companies;

•	accelerated depreciation rates on equipment and buildings; and

•	A straight-line deduction of expenses related to a public offering over a three–year period.

Under some tax laws and regulations, an Industrial Enterprise may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date on which the operations begin and the number of work shifts. An Industrial Company owning an Approved Enterprise may choose between these special depreciation rates and the depreciation rates available to the Approved Enterprise.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Even though we believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law, we cannot assure you that the Israeli tax authorities will agree or that we will continue to qualify as an industrial company or be able to take advantage of any of the benefits described above under the Industry Encouragement Law in the future.

Law for the Encouragement of Capital Investments, 1959

The Law for Encouragement of Capital Investments, 1959, or the Investment Law, provides that capital investments in a production facility or other eligible assets may, upon application to the Israeli Investment Center of the Ministry of Industry and Commerce, or the Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. An Approved Enterprise is entitled to benefits, including Israeli government cash grants and tax benefits.

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

On March 29, 2005, the Israeli Parliament passed an amendment to the Investment Law, which we refer to as the 2005 Amendment, which revamped the Israeli tax incentives for future industrial and hotel investments. Under the 2005 Amendment, a tax “holiday” package can be elected for up to 15 years for a “Benefited Enterprise” as defined in the 2005 Amendment, if certain conditions are met, without needing to obtain approval. The extent of the tax benefits available depends upon the level of foreign investment.

The 2005 Amendment became effective on April 1, 2005. Taxpayers may, under certain conditions, claim Benefited Enterprise status for new and expanded enterprises with respect to 2004 or subsequent years, unless the Investment Center granted such taxpayer Approved Enterprise status prior to December 31, 2004.

Subject to certain conditions, various alternative tax-only benefit packages can now be elected with respect to investments in a Benefited Enterprise without prior approval. Companies may elect between:

(i) Tax “holiday” package – for a “Benefited Enterprise”: a tax exemption applies to undistributed profits for 2 to 15 years depending on geographical location of the “Benefited Enterprise” and the level of foreign ownership. Company tax rates of between 10% and 25% apply to distributed exempt profits or profits derived subsequent to the exempt period. The total period of tax benefits is 7 to 15 years, or

(ii) Grant / Reduced tax package – for an “Approved Enterprise”: Fixed asset grants of between 20% and 32% for enterprises in a development area and reduced company tax rates between 0% and 25% for a period of 7 to 15 years.

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

In 2011, new legislation amending the Investment Law, which we refer to as the 2011 Amendment, was adopted. Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the existing law’s incentives (i.e., prior to the 2011 Amendment), which were limited to income from Approved Enterprises during their benefits period.

Under the 2011 Amendment, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty). However, upon the distribution of a dividend to an Israeli company, no withholding tax will be remitted.

The 2011 Amendment became effective as of January 1, 2011 and will apply to income produced or generated by a Preferred Company from its Preferred Enterprise (as such term is defined in the Investment Law, as amended by the 2011 Amendment) on or after the effective date.

We currently have one Approved Enterprise program under the Investment Law, before the 2005 Amendment, which was approved in April 1998 and which entitles us to some tax benefits, subject to certain conditions. Our production facilities had, in the past, been granted “Approved Enterprise” status under the Investment Law, for a total of two additional investment programs, which were approved in February 1989 and March 1995, but which subsequently expired.

Because we currently have no taxable income, the benefits from our April 1998 Approved Enterprise program have not been yet utilized. The tax benefits period for this program has not yet begun and it expires in April 2012. Income derived from this program, for which we have elected the alternative benefits track, is exempted from tax for a period of ten years, starting in the first year in which we generate taxable income from the Approved Enterprise, subject to a condition that we will have a certain minimum number of professional employees. We have not yet met this condition; and it is uncertain whether we will meet this condition prior to the expiration date for the program in April 2012. Therefore, it is more likely than not that we will lose our entitlement to future benefits under the Investment Law in respect of this program. The termination or reduction of these tax benefits would likely increase our tax liability. The amount, if any, by which our taxes would increase will depend upon the rate of the tax increase, the amount of any tax benefit reduction to which we would have been entitled, the amount of any taxable income that we may earn, and the amount of accumulated losses for income tax purposes that we may carry forward from previous years.

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

The OCS has approved some of our research and development programs prior to 2004 and we have been able to deduct in the past, for tax purposes, a portion of our research and development expenses net of grants received from the OCS. Other research and development expenses that are not approved may be deducted for tax purposes in 3 equal installments during a 3-year period and since 2004, all of our research and development expenses in Israel have been deducted for tax purpose over a 3-year period.

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

The convention between the United States and the government of the State of Israel on taxes on income, which we refer to as the treaty, was generally effective as of January 1, 1995.

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

Documents on Display

We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers, and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Copies of such material may be obtained by mail from the Public References Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, all documents concerning ViryaNet referred to in this document and required to be made available to the public are available at our offices located at 8 HaMarpe Street, Science Based Industries Campus, Har Hotzvim, Jerusalem, Israel 91450.

Item 11.	Quantitative And Qualitative Disclosures About Market Risk

Exchange Rate Risks

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

In 2010, 93% of our revenues and 67% of our expenses were denominated in U.S. dollars. The net effect of the change in value of the U.S. dollar against other currencies in 2010 was an increase in our expenses (excluding financial expenses) of approximately $0.13 million. The net effect of such changes in currency value on our revenues was immaterial.

In addition, we have a balance sheet exposure arising from assets and liabilities denominated in currencies other than U.S. dollars, mainly in NIS and Australian dollars. Any change of the exchange rates between the U.S. dollar and these currencies may create financial gain or loss. In 2010 the net effect of the change in value of the U.S. dollar against the NIS resulting from balance sheet exposure was an increase in financial expenses of $0.1 million.

Interest Rate Risks

As of December 31, 2010, we had long-term bank loans in the amount of $1.1 million that were subject to variable interest rates adjustable in accordance with LIBOR. Any significant increase in LIBOR may have an adverse effect on our financial expenses and financial condition.

Item 12.	Description Of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages And Delinquencies

None.

Item 14.	Material Modifications To The Rights Of Security Holders And Use Of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures. Our management, with the participation of the Executive Chairman of our Board of Directors (who serves as our co-principal executive officer and our acting principal financial officer) and our Chief Executive Officer (who serves as our co-principal executive officer), evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2010. Based on this evaluation, such principal executive officers (and acting principal financial officer) have concluded that, as of such date, our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management, with the participation of the Executive Chairman of our Board of Directors (who serves as our co-principal executive officer and our acting principal financial officer) and our Chief Executive Officer (who serves as our co-principal executive officer), assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the criteria set forth in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

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

(c) Attestation Report of the Registered Public Accounting Firm. Not applicable.

(d) Changes in Internal Control Over Financial Reporting.

Based on the evaluation conducted by it, with the participation of the Executive Chairman of our Board of Directors (who serves as our co-principal executive officer and our acting principal financial officer) and our Chief Executive Officer (who serves as our co-principal executive officer), pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2010, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that we have at least one audit committee financial expert, Mr. Arie Ovadia, who serves on the Audit Committee of our Board of Directors. Mr. Ovadia also qualifies as an independent director, as defined under the Listing Rules of the NASDAQ Stock Market.

Item 16B.	Code of Ethics

We have in place a Code of Ethics that applies to all of our (and our subsidiaries’) directors, executive officers and employees, including our principal executive officers, principal financial officer and principal accounting officer or controller (or persons performing similar functions). Our Code of Ethics constitutes a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, and Item 16B of SEC Form 20-F. The full text of the Code of Ethics is available on our website, www.viryanet.com/company/investors or you may request a copy of our Code of Ethics, at no cost, by writing to us or calling us as follows:

ViryaNet, Inc.

112 Turnpike Road

Westborough, MA 01581

Telephone: 508-490-8600

Item 16C.	Principal Accountant Fees and Services

Arik Eshel, CPA & Assoc., PC. served as our independent public accountants for the years ended December 31, 2010 and 2009 and billed us aggregate fees for professional services as described below:

Audit Fees

Audit fees in 2010 and 2009 amounted to $60,000 and $55,000, respectively, which primarily related to professional services rendered by Arik Eshel, CPA & Assoc., PC in connection with the audit of our financial statements for such fiscal years and review of our interim financial statements for fiscal quarters of such fiscal years.

Audit-Related Fees

We incurred no fees for assurance and related services rendered to us by our independent public accountants that were reasonably related to the audit of our financial statements in 2010 or 2009 (aside from the fees included under “Audit Fees” above).

Tax Fees

Tax fees amounted to $10,000 and $10,000 in 2010 and 2009, respectively, and primarily related to tax compliance services provided to us by Arik Eshel, CPA & Assoc., PC.

All Other Fees

We incurred no fees for products or services rendered to us by our independent public accountants in 2010 or 2009 other than the Audit Fees and Tax Fees described above.

Pre-Approval Policies for Non-Audit Services

Each year, the engagement of our independent auditors is approved by the Audit Committee of our Board of Directors and by the vote of our shareholders at our annual general meeting of shareholders. Our Audit Committee has also adopted its own rules of procedure. The Audit

Committee’s rules of procedure provide for the prior approval of all services, including non-audit services, to be performed by our independent auditors for us over the course of the year, specifying the particular services that may be performed. All such services for 2010 and 2009 were pre-approved by the Audit Committee in accordance with these procedures.

Item 16D.	Exemption From The Listing Standards For Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18.	Financial Statements

See the Index to Consolidated Financial Statements and related Financial Statements accompanying this annual report, beginning on page F-1.

Item 19.	Exhibits

Exhibit Number	Description of Document	Location of Document

1.1	Memorandum of Association of the Company (English translation) dated March 8, 1988	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1, SEC File No. 333-42158, and incorporated herein by reference.

1.2	Amended Articles of Association of the Company	Filed as Exhibit 4(a)(26) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.1	Letter dated December 22, 2005 between the Company and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)(23) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.2	Letter dated August 29, 2007, between the Company and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)(26) to the Company’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.

4.3	Purchase Agreement, and Amended and Restated Notes dated August 5, 2005 by and between the Company and LibertyView Special Opportunities Fund LP, and exhibits thereto	Filed as Exhibit 4(a)(21) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.4	Equity and Convertible Note Financing Agreements dated December 19, 2007 by and among the Company and the investors identified in such agreements, and exhibits thereto	Filed as Exhibit 4(a)(27) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.5	A new Lease agreement reducing the current Company premises leased in Jerusalem, Israel, to an area of approximately 7,600 square feet of office space, dated February 25, 2002 (as summarized and translated into English).	Filed as Exhibit 4(a) to the Company’s 20-F for the year ending December 31, 2001 and incorporated herein by reference.

4.6	Lease for approximately 6,000 square feet of office space in Jerusalem, Israel	Filed as Exhibit 4.12.3 to the Company’s annual report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

4.7	Lease for approximately 13,807 square feet in Southborough, Massachusetts.	Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

4.8	Second Amendment and Extension of Lease for approximately 10,000 square feet of office space in Southborough, Massachusetts	Filed as Exhibit 4(a)(29) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.9	Form of Indemnification Agreement entered into with directors and officers of the Company.	Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

4.11	The Company’s 2005 International Share Option and Restricted Share Plan.	Filed as Exhibit 4(c)(8) to the Company’s 20-F for the year ending December 31, 2005.

4.12	Lease for approximately 10,372 square feet in Westborough, Massachusetts	Filed herewith

4.13	Share Purchase Agreement dated as of June 30, 2011, by and Between the Company and Jerusalem Technology Investments Ltd.	Filed herewith

12.1	Certification of Chief Executive Officer (serving as co-principal executive officer) pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act	Filed herewith

12.2	Certification of Executive Chairman (serving as co-principal executive officer and as acting principal financial officer) pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act	Filed herewith

13	Certification of Chief Executive Officer and Executive Chairman pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350	Filed herewith

15.1	Consent of Arik Eshel, CPA & Assoc., PC	Filed herewith

15.2	Consent of Nexia ASR, for the audit of ViryaNet Pty Ltd.	Filed herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Memy Ish-Shalom Chief Executive Officer

Date: July 15, 2011

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

VIRYANET LTD. AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

VIRYANET LTD.

We have audited the accompanying consolidated balance sheets of ViryaNet Ltd. and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of ViryaNet Pty Ltd. (Australia), a wholly-owned subsidiary, whose statements reflect total assets of 9.8 percent and 9.2 percent of the related consolidated totals as of December 31, 2010 and 2009, respectively, and total revenue of 7.3 percent, 6.5 percent and 7.0 percent of the related consolidated totals for each of the three years in the period ended December 31, 2010. Those statements were audited by other auditors whose report has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for this subsidiary, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ViryaNet Ltd. and its subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

ARIK ESHEL, CPA & ASSOCIATES., PC

New York, New York

July 15, 2011

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF VIRYANET PTY LTD (AUSTRALIA)

Scope

We have audited the balance sheets of ViryaNet Pty Ltd (Australia) (“the Company”) as of December 31, 2010, and the related statements of operations for the year in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Audit opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the ViryaNet Pty Ltd (Australia) as of December 31, 2010, and the results of its operations for the year in the period ended December 31, 2010, in conformity with United States generally accepted accounting principles.

NEXIA ASR

ABN 16 847 721 257

GEORGE S. DAKIS

Partner

Audit & Assurance Services

Melbourne

15 July 2011

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2010

Assets

CURRENT ASSETS:
Cash and cash equivalents	$156	$97
Trade receivables	289	592
Unbilled receivables	258	474
Other accounts receivable and prepaid expenses	97	200

Total current assets	800	1,363

NON - CURRENT ASSETS:
Severance pay fund	912	1,018
Other	60	20

Total non - current assets	972	1,038

PROPERTY AND EQUIPMENT, net	89	106

GOODWILL	7,169	7,253

OTHER INTANGIBLE ASSETS, net
Customer relationship	138	—
Other	73	—

Total intangible assets:	7,380	7,253

Total assets	$9,241	$9,760

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2009	2010

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Short-term bank credit	$380	$288
Current maturities of long-term bank loans	400	500
Trade payables	530	386
Deferred revenues	2,961	3,356
Other accounts payable and accrued expenses	2,061	1,872
Convertible debt	—	517
Loan from related party	79	79

Total current liabilities	6,411	6,998

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	889	589
Long-term convertible debt	530	—
Long-term deferred revenues	641	317
Accrued severance pay	1,376	1,499

Total long-term liabilities	3,436	2,405

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS’ EQUITY (DEFICIT):
Share capital -
Ordinary Shares of NIS 5.0 par value - Authorized: 6,600,000 shares at December 31, 2009 and 2010; Issued and outstanding: 2,944,048 and 3,235,083 shares at December 31, 2009 and 2010, respectively	3,592	3,981
Preferred A Shares of NIS 5.0 par value - Authorized: 400,000 shares at December 31, 2009 and 2010; Issued and outstanding: 326,797 shares at December 31, 2009 and 2010. Aggregate liquidation preference of $ 2,500 at December 31, 2009 and 2010	369	369
Additional paid-in capital	116,603	116,456
Accumulated other comprehensive income	3	55
Accumulated deficit	(121,173)	(120,504)

Total shareholders’ equity (deficit)	(606)	357

Total liabilities and shareholders’ equity (deficit)	$9,241	$9,760

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2008	2009	2010
REVENUES:
Software licenses	$1,380	$1,508	$1,648
Maintenance and services	9,990	8,919	9,472

Total revenues	11,370	10,427	11,120

COST OF REVENUES:
Software licenses	275	206	142
Maintenance and services	5,586	3,967	4,340

Total cost of revenues	5,861	4,173	4,482

GROSS PROFIT	5,509	6,254	6,638

OPERATING EXPENSES:
Research and development	1,753	1,076	1,068
Selling and marketing	3,119	2,700	2,920
General and administrative	2,289	1,775	1,670

Total operating expenses	7,161	5,551	5,658

INCOME (LOSS) FROM OPERATIONS	(1,652)	703	980
FINANCIAL EXPENSES, net	414	160	242

NET INCOME (LOSS) BEFORE TAXES	$(2,066)	$543	$738

TAXES ON INCOME	14	47	69

NET INCOME (LOSS) AFTER TAXES	$(2,080)	$496	$669

BASIS NET EARNINGS (LOSS) PER SHARE	$(0.70)	$0.16	$0.19

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTING BASIC NET EARNINGS (LOSS) PER SHARE	2,992,752	3,176,831	3,467,302

DILUTED NET EARNINGS (LOSS) PER SHARE	$(0.70)	$0.14	$0.17

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTING DILUTED NET EARNINGS (LOSS) PER SHARE	2,992,752	3,540,467	3,884,201

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred Shares		Additional paid-in capital	Accumulated other comprehensive income (loss)		Accumulated deficit	Total comprehensive income (loss)	Total shareholders’ equity
	Number	Amount	Number	Amount
Balance as of January 1, 2008	2,570,240	3,087	326,797	369	116,121		62	(119,589)		50
Issuance of shares and convertible note to investors, net of issuance cost (see also note 11b)			—	—	406		—	—		406
Issuance of shares, in connection with interest expenses	29,646	42	—	—	(6)		—	—		36
Issuance of shares, in connection with shareholder	46,535	59			(12)					47
Issuance of shares and release of restricted shares in connection with compensation to consultants	97,092	138	—	—	5					143
Stock based compensation	—	—	—	—	199		—	—		199
Release of restricted shares to employees and directors, net	36,940	53	—	—	(53)		—	—		—
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—		(176)	—	$(176)	(176)
Net loss	—	—	—	—	—		—	(2,080)	(2,080)	(2,080)

Total comprehensive loss									$(2,256)

Balance as of December 31, 2008	2,780,453	$3,379	326,797	$369	$116,660	$	*)(114)	$(121,669)		$(1,375)

*)	All accumulated other comprehensive income (loss) derived from foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred Shares		Additional paid-in capital	Accumulated other comprehensive income (loss)		Accumulated deficit	Total comprehensive income (loss)	Total shareholders’ equity
	Number	Amount	Number	Amount
Balance as of January 1, 2009	2,780,453	3,379	326,797	369	116,660		(114)	(121,669)		(1,375)

Stock based compensation	—	—	—	—	130		—	—		130

Release of restricted shares to employees and directors, net	163,595	213	—	—	(187)		—	—		26

Comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—		117	—	$117	117
Net income	—	—	—	—	—		—	496	496	496

Total comprehensive income									$613

Balance as of December 31, 2009	2,944,048	$3,592	326,797	$369	$116,603	$	*)3	$(121,173)		$(606)

*)	All accumulated other comprehensive income (loss) derived from foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred Shares		Additional paid-in capital	Accumulated other comprehensive income (loss)		Accumulated deficit	Total comprehensive income (loss)	Total shareholders’ equity
	Number	Amount	Number	Amount
Balance as of January 1, 2010	2,944,048	3,592	326,797	369	116,603		3	(121,173)		(606)

Stock based compensation	—	—	—	—	95		—	—		95

Release of restricted shares to employees and directors, net	172,666	229	—	—	(193)		—	—		36

Issuance of shares, in connection with interest expenses	73,369	98			(26)					72

Issuance of shares in connection with compensation to consultants	45,000	62			(23)					39
Comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—		52	—	$52	52
Net income	—	—	—	—	—		—	669	669	669

Total comprehensive income									$721

Balance as of December 31, 2010	3,235,083	$3,981	326,797	$369	$116,456	$	*)55	$(120,504)		$357

*)	All accumulated other comprehensive income (loss) derived from foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,080)	$496	$669
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	482	512	313
Amortization of deferred debt issuance cost related to convertible notes	7	—	—
Amortization of convertible notes premium, discounts and beneficial conversion feature	(13)	(13)	(13)
Accrued severance pay, net	12	(121)	17
Stock based compensation related to directors and employees	199	156	95
Stock based compensation related to restricted shares and shares to a bank and investor	95	—	—
Stock based compensation related to shares to consultants	143	—	39
Interest expenses paid in shares	27	—	72
Decrease (increase) in trade receivables, net and unbilled receivables	308	248	(512)
Decrease in other accounts receivable and prepaid expenses	46	20	(63)
Increase (decrease) in trade payables	(88)	(200)	(145)
Increase (decrease) in long-term and short-term deferred revenues, net	1,087	(714)	39
Increase (decrease) in other accounts payable and accrued expenses	(73)	48	(186)

Net cash provided by operating activities	152	432	325

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(32)	(7)	(100)

Net cash used in investing activities	(32)	(7)	(100)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit	18	100	(92)
Repayment of short-term bank credit and long-term loan	(599)	(450)	(450)
Repayment of loan from related party	7	—	—
Proceeds from issuance of share capital and convertible debt	186	—	—
Proceeds from long-term loan	—	—	250

Net cash used in financing activities	(388)	(350)	(292)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(2)	(62)	8

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(270)	13	(59)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	413	143	156

CASH AND CASH EQUIVALENTS AT THE END OF YEAR	$143	$156	$97

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

SUPPLEMENTARY DISCLOUSURE OF CASH FLOW INFORMATION:

	Year ended December 31,
	2008	2009	2010
Supplemental disclosure of cash flow activities:
Cash paid during the year for:
Interest	$118	$113	$103

Income tax	$17	$27	$79

Supplemental disclosure of non-cash investing and financing activities:
Refinancing of short-term bank loan on a long-term basis	$1,589	$—	$—

Conversion to shares of accrued interest expenses, waivers and deferred charges related to the convertible debt and note	$83	$—	$72

Classification of payments on account of convertible note to equity	$239	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a)	ViryaNet Ltd. (the “Company”), an Israeli corporation, was established in 1988. The Company develops, markets and supports integrated mobile and Web-based software applications for workforce management and the automation of field service delivery. The Company also provides additional software applications.

b)	The Company has five wholly-owned subsidiaries: three in the United States (“ViryaNet Inc.” and its subsidiaries— “iMedeon Inc” which is not active and “Utility Partners Inc.”, collectively “ViryaNet U.S.”), one in Australia (“ViryaNet Australia”), which is a subsidiary of ViryaNet Inc., and one in the United Kingdom (“ViryaNet U.K.”) which is not active.

c)	The Company’s sales are generated in North America, Europe, and Asia-Pacific. As for major customers, see Note 13.

d)	The Company devotes substantial efforts towards activities such as research and development, and marketing and selling its products. In the course of such activities, the Company and its subsidiaries have not achieved operating income and net income prior to fiscal year 2009, have generated variable levels of revenues over the past several years and have not achieved positive working capital. Although the Company achieved net operating income and net income for each year of the two year period ended December 31, 2010 and positive cash flows from operations for each year of the three year period ended December 31, 2010, there is no assurance that profitable operations or positive cash flows from operations can be sustained on a continuing basis.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Functional currency:

Substantially all of the revenues of the Company and ViryaNet U.S. are generated in U.S. dollars (“dollar” or “dollars”). In addition, a substantial portion of the costs of the Company and certain costs of its subsidiaries are incurred in dollars. Financing and investment activities are effected in dollars. Management believes that the dollar is the primary currency in the economic environment in which the Company and certain of its subsidiaries operate; therefore, the dollar is the functional and reporting currency. Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of income (loss), the following exchange rates are used: (i) for transactions – exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, etc.) – historical exchange rates. Currency transaction gains or losses are carried to financial income or expenses, as appropriate.

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

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated via the straight-line method over the estimated useful lives of the assets at the following annual rates:

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

The Company tests its goodwill for impairment annually on the last day of its fourth fiscal quarter, or more frequently if certain events or certain changes in circumstances indicate that they may be impaired. In assessing the recoverability of goodwill, the Company must make a series of assumptions about such things as the estimated future cash flows and other factors to determine the fair value of these assets. There are inherent uncertainties related to these factors and management’s judgment in applying these factors.

Goodwill impairment testing is a two-step process. The first step is a comparison of the fair values of the Company’s reporting units to their respective carrying amounts. A reporting unit is the operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. The Company has determined that it represents a single reporting unit, which is equivalent to the consolidated Company. Since the Company’s equity carrying value was negative until the third quarter of 2010, management believes that a step-one test performed on an enterprise value basis (equity value plus debt, less cash and cash equivalents) would provide a better indication as to whether a potential impairment of goodwill exists and whether a step-two test should be performed.

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

The estimated fair value of goodwill is determined by using an income approach. The income approach estimates fair value based on the Company’s estimated future cash flows of the reporting unit, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the overall level of inherent risk of that reporting unit. The income approach also requires the Company to make a series of assumptions, such as discount rates, revenue projections, profit margin projections and terminal value multiples. The Company estimated its discount rates on a blended rate of return considering both debt and equity for comparable publicly-traded companies engaged in internet software services or application software.

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

The estimated fair value of the Company as a reporting unit as of December 31, 2010 was substantially in excess of its enterprise book value. Therefore, no impairment of goodwill was recorded.

Long-Lived Assets:

The Company reviews long-lived assets, such as property and equipment and intangible assets, for impairment whenever events indicate that the carrying amounts might not be recoverable. Recoverability of property and equipment and other intangible assets is measured by comparing the projected undiscounted net cash flows associated with those assets to their carrying values. If an asset is considered impaired, it is written down to fair value, which is determined based on the asset’s projected discounted cash flows or appraised value, depending on the nature of the asset. During 2008, 2009 and 2010, no impairment losses were recorded. All other intangible assets (excluding goodwill) were fully amortized as of December 31, 2010.

Income taxes:

The Company accounts for income taxes, in accordance with the provisions of ASC 740 (“Income Taxes”) using the liability method of accounting, whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of ASC 740, using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes.

As of December 31, 2009 and December 31, 2010, the Company recognized approximately $60 and $59 for unrecognized tax benefits, interest and penalties, which are included in other accounts payable and accrued expenses in the accompanying balance sheets.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense.

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

Revenues from software license agreements are recognized in accordance with ASC 985-605-15 (“Software Revenue Recognition”).

ASC 985-605-15 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. ASC 985-605-15 requires that revenue be recognized under the “residual method” when vendor specific objective evidence (“VSOE”) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method, any discount in the arrangement is allocated to the delivered elements. The VSOE of fair value of the undelivered elements is determined based on the price charged for the undelivered element when sold separately. For post-contract customer support, the Company determines the VSOE based on the renewal price charged. For other services, such as consulting and training, the Company determines the VSOE based on the fixed daily rate charged in stand-alone service transactions. If VSOE of fair value does not exist for all elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue is deferred until such evidence exists for the undelivered elements, or until all elements are delivered, whichever is earlier.

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

Multiple element arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. Services that are considered essential consist primarily of significant production, customization or modification. When such services are provided, revenues under the arrangement are recognized using contract accounting on a percentage of completion method, based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract, in accordance with ASC 605-35-05 (“Construction-Type and Production-Type Contracts,”). Amounts of revenue recognized in advance of contractual billing are recorded as an unbilled receivable.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company classifies revenue as either software license revenue or services revenue. The Company allocates revenue to each of these items based on the VSOE established for elements in each revenue arrangement and applies the residual method in arrangements in which VSOE was established for all undelivered elements. If the Company is unable to establish the VSOE for all undelivered elements, the Company first allocates revenue to any undelivered elements for which the VSOE has been established and then allocates revenue to the undelivered element for which the VSOE has not been established based on the residual method.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2008, 2009 and 2010, no such losses were identified.

Deferred revenues include unearned fees received under maintenance and support contracts, and other amounts received from customers but not recognized as revenues in the current period.

The Company does not grant right-of-return to its customers. The Company generally provides a warranty period of three months. As of December 31, 2010 and 2009, the provision for warranty cost was immaterial.

Advertising Costs:

The Company records advertising expenses as incurred, which amounted to approximately $33, $14, and $23 in the years ended December 31, 2010, 2009, and 2008, respectively, and which have been included as part of selling and marketing expenses.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company’s and its subsidiaries’ trade receivables are derived from sales to customers located primarily in North America, Europe, Australia and the Far East. The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under foreign trade risks insurance.

The Company and its subsidiaries had no off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Allowance for doubtful accounts:

The allowance for doubtful accounts is determined on the basis of analysis of specific debts which are doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with such customers, the economic environment, the industry in which such customers operate, financial information available on such customers, etc. In management’s opinion, the allowance for doubtful accounts adequately covers anticipated losses with respect to the Company’s accounts receivable. No allowance for doubtful accounts was required for the years ended December 31, 2010 and 2009.

Long term convertible debt:

The Company presents the outstanding principal amount of its long term convertible debts as a long-term liability, in accordance with ASC Topic 470-20, Debt with Conversion and Other Options. The debt is classified as a long-term liability until the date of conversion on which it would be reclassified to equity, or at the first contractual redemption date, on which it would be reclassified as a short-term liability (see also Note 9). Accrued interest on the convertible debt is included in “other accounts payable and accrued expenses”. Since the first contractual redemption date is July 15, 2011, which is less than twelve months from the balance sheet date, the convertible debt is reclassified as a short-term liability as of December 31, 2010.

Convertible note:

The Company presents the outstanding principal amount of the convertible note (see Note 11b) as a separate component in shareholders equity in accordance with ASC Topic 815, Derivatives and Hedging and ASC 480 Topic, Distinguishing Liabilities from Equity. The convertible note is classified as an equity component since it has no repayment date, does not bear any interest, and may be converted only to the Company’s Ordinary Shares. The convertible note is classified as paid-in capital in shareholders equity until the date of actual conversion.

Earnings (loss) per share:

Basic net earnings or loss per share is computed by dividing net income or loss by the weighted average number of Ordinary Shares outstanding during the applicable period. Diluted net earnings or loss per share is computed by dividing net income or loss by the weighted average number of Ordinary Shares

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

outstanding and potentially dilutive securities, as calculated using the treasury stock method, outstanding during the period. Potentially dilutive securities include shares issuable upon conversion of the convertible debt represented by the convertible note.

Outstanding stock options and non vested restricted shares, warrants and shares issuable upon conversion of the long-term convertible debt have been excluded from the calculation of basic and diluted net earnings or loss per share to the extent that such securities are anti-dilutive. The total weighted-average number of shares excluded from the calculations of diluted net earnings or loss per share, were 1,235,675, 828,030 and 719,666 for the years ended December 31, 2008, 2009 and 2010, respectively.

The following table summarizes information related to the computation of basic and diluted net earnings (loss) per share for the years indicated.

	Year ended December 31
	2008	2009	2010

Net income (loss) attributable to ordinary shares (US$ thousands)	(2,080)	496	669

Weighted average number of shares outstanding used in basic earnings (loss) per share calculation	2,992,752	3,176,831	3,467,302

Add assumed conversion of convertible note dilutive potential shares	—	363,636	363,636

Add nonvested stock	—	—	53,263

Weighted average number of ordinary shares outstanding used in diluted earnings (loss) per share calculation	2,992,752	3,540,467	3,884,201

Basic earnings (loss) per shares (US$)	(0.70)	0.16	0.19

Diluted earnings (loss) per shares (US$)	(0.70)	0.14	0.17

Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation – Stock Compensation (“ASC 718”) which establishes accounting for stock-based awards exchanged for employee services. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

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

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with fair value based on an option-pricing model, pursuant to the guidance in ASC Topic 505-50, Equity-Based Payments to Non-Employees.

The following table summarizes the effects of share-based compensation resulting from the application of ASC 718:

	2008	2009	2010

Cost of revenues	$17	$14	$4
Research and development cost	7	5	2
Selling and marketing expenses	18	5	39
General and administrative expenses	157	132	50

Total stock-based compensation expense	$199	$156	$95

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock options awards and values restricted stock based on the market value of the underlying shares at the date of grant. No stock options were granted in 2010, 2009 and 2008.

All restricted shares to employees granted in 2010, 2009 and 2008 were granted for no consideration; therefore their fair value was equal to the share price at the date of grant. The weighted average grant date fair value of shares granted during the years 2010, 2009 and 2008 was $0.72, $0.40 and $1.52, respectively.

Severance pay:

The Company’s liability for severance pay to its Israeli employees is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees in Israel is fully provided for by monthly deposits with insurance policies and by the Company’s severance pay accrual. The value of these policies is recorded as an asset on the Company’s balance sheet.

The deposited funds for the Company’s Israeli employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2008, 2009 and 2010 amounted to approximately $126, $83 and $97 respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Sale of receivables:

From time to time, the Company sells certain of its accounts receivable to financial institutions, within the normal course of business. Where receivables are sold without recourse to the Company and such sales constitute a true sale, as determined in ASC Topic 860, Transfers and Servicing, the relevant receivable is de-recognized and cash recorded. Where receivables are sold and the transfer of the rights to future cash receipts are related to underlying sales transactions for which the revenue has not been recognized but is ultimately expected to be recognized as revenue, the receivable is not de-recognized and a liability is recorded as deferred revenue until the liability is discharged through the recognition of the revenue.

The balance of sold receivables amounted to approximately $156 and $93 as of December 31, 2009 and 2010, respectively. Sales of accounts receivable, related to transactions for which revenue has been recognized, amounted to $156 and $45 as of December 31, 2009 and 2010, respectively, and sales of accounts receivable, related to an annual renewal of support and maintenance transactions for which the revenue has been recorded as deferred revenue and is ultimately expected to be recognized as revenue, amounted to $0 and $48 as of December 31, 2009 and 2010, respectively.

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

The carrying amount of the Company’s borrowings under the long- term debt and convertible debt approximates fair value because the interest rates on the instruments fluctuate with variable rate of interest or represent borrowing rates available with similar terms.

Reclassification:

Certain prior period amounts have been reclassified to conform to the current period presentation.

Impact of recently issued accounting standards:

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, (“Fair Value Measurements and Disclosures”), that requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. The

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

new and revised disclosures are required to be implemented in interim or annual periods beginning after December 15, 2009, except for the gross presentation of the Level 3 roll-forward, which is required for annual reporting periods beginning after December 15, 2010. The adoption of this update did not have any effect on the Company’s financial position and results of operations.

On February 24, 2010, the FASB issued ASU 2010-09, which amends ASC 855 (“Subsequent Events”) to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures. The ASU adds a definition of the term “SEC filer” to the ASC Master Glossary and requires (1) SEC filers and (2) conduit debt obligors for conduit debt securities that are traded in a public market to “evaluate subsequent events through the date the financial statements are issued.” All other entities are required to “evaluate subsequent events through the date the financial statements are available to be issued.” In addition the ASU exempts SEC filers from disclosing the date through which subsequent events have been evaluated, removes the definition of “public entity” from the ASC 855 Glossary and adds a definition of the term “revised financial statements” to the ASC Master Glossary. All of the amendments in this Update are effective immediately and shall be applied prospectively. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued (“Revenue Recognition-Milestone Method”) (Topic 605): Milestone Method of Revenue Recognition (a consensus of the FASB Emerging Issues Task Force). The amendments in this update provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive as defined in the ASU. A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in this update is a policy election. Other proportional revenue recognition methods also may be applied as long as the application of those other methods does not result in the recognition of consideration in its entirety in the period the milestone is achieved. The update is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this update did not have an impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29 (“Business Combinations”) (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The ASU is not expected to have an impact on the Company’s results of operations.

In December 2010, the FASB issued ASU 2010-28 (“Intangibles-Goodwill and Other”) (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Carrying Amounts to address questions about entities with reporting units with zero or negative carrying amounts. Under Topic 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). Because some entities concluded that Step 1 of the test is passed in circumstances of zero or negative carrying amounts, because the fair value of their reporting unit will generally be greater than zero, some constituents raised concerns that Step 2 of the test is not performed despite factors indicating that goodwill may be impaired. The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.

For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010 (January 15, 2011 for a calendar-year public company). Early adoption is not permitted. Upon adoption of the amendments, an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by Section 350-20-35. The Company cannot estimate the impact of the adoption of this ASU on the Company’s financial statements.

In October 2009, the FASB issued ASU 2009-13, “Multiple Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force” (formerly topic 08-1), an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update will also replace the term “fair value” in the revenue allocation guidance with the term “selling price” in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable’s selling price. The update is effective for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010, with earlier adoption permitted. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

Other account receivable and prepaid expenses consisted of the following:

	December 31,
	2009	2010

Prepaid expenses	$95	$195
Government authorities	2	5

	$97	$200

NOTE 4:- PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

a.	Composition:

	December 31,
	2009	2010

Cost:
Computers, peripheral equipment and software	$1,657	$1,733
Office furniture and equipment	336	338
Leasehold improvements	314	314

	2,307	2,385

Accumulated depreciation	2,218	2,279

Depreciated cost	$89	$106

Depreciation expense for the years ended December 31, 2008, 2009 and 2010 were approximately $100, $89 and $83, respectively.

NOTE 5:- GOODWILL AND INTANGIBLE ASSETS, NET

a. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2010 are as follows:

Balance as of January 1, 2009	$7,022

Foreign currency translation adjustments	147

Balance as of December 31, 2009	7,169

Foreign currency translation adjustments	84

Balance as of December 31, 2010	$7,253

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:- GOODWILL AND INTANGIBLE ASSETS, NET (CONT.)

b. Intangible assets:

1)	The following table presents the components of the Company’s acquired intangible assets with definite lives:

	December 31,
	2009	2010
Costs:
Customer relationship	$1,461	$1,528
Technology	1,585	1,715
Trademark and trade name	110	110

Total cost	3,156	3,353

Accumulated amortization:
Customer relationship	1,323	1,528
Technology	1,512	1,715
Trademark and trade name	110	110

Total accumulated amortization	2,945	3,353

Amortized cost	$211	$—

2)	The customer relationship was acquired as part of the acquisitions of certain subsidiaries. Amortization expenses amounted to $238, $252 and $147 for the years ended December 31, 2008, 2009 and 2010, respectively.

3)	Amortization expenses of other intangible assets amounted to $144, $150 and $83 for the years ended December 31, 2008, 2009 and 2010, respectively.

4)	The identifiable intangible assets are fully amortized as of December 31, 2010.

NOTE 6:- SHORT-TERM BANK CREDIT

	Weighted Interest Rate as of December 31, 2010	December 31,
Currency	%	2009	2010

U.S. $	11.50	$249	$150
NIS	6.30	$131	$138

		$380	$288

The Company has two credit facilities with Bank Hapoalim (the “Bank”) that enable it to borrow funds under a revolving line of credit. The line of credit denominated in NIS currency accrues interest on the daily outstanding balance at the prime rate plus 3.3% per annum and the line of credit denominated in US dollars accrues interest at a fixed rate of 11.5%.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:- SHORT-TERM BANK CREDIT (CONT.)

The Company’s bank covenants as part of its overall bank financing arrangement require that on a quarterly basis (i) the Company’s shareholders’ equity shall be at least the higher of (a) 13% of its total assets, or (b) $ 1,500, and (ii) its cash balance shall not be less than $500.

On October 28, 2009 the Company received from the Bank a waiver of its bank covenants for the second, third and fourth quarter of 2009 and for the first quarter of 2010. In connection with the waiver the Company paid fees of $15 to the Bank.

On July 15, 2010 the Company received from the Bank a waiver of its bank covenants for the remainder of 2010 and for the first quarter of 2011. In connection with the waiver the Company paid fees of $15 to the Bank.

The Bank debts are secured in favor of the Bank by a floating charge on all of the Company’s assets and by a personal guarantee of Samuel HaCohen, the Company’s Chairman of the Board of Directors.

NOTE 7:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts payable and accrued expenses consist of the following:

	December 31,
	2009	2010

Employees and payroll accruals	$1,256	$1,216
Accrued expenses	805	656

	$2,061	$1,872

NOTE 8:- LONG-TERM BANK LOAN

a.	Long-term loans classified by currency of repayment are as follows:

	Currency	Interest Rate	December 31,
			2009	2010

Loan from the Bank (1)	U.S. $	LIBOR* + 3.25	$1,289	$889

Loan from the Bank (2)	U.S. $	LIBOR* + 4.30	—	200

Less - current maturities			400	500

			$889	$589

*	3 Months LIBOR

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- LONG-TERM BANK LOAN (CONT.)

(1)	On January 2, 2008, the Company’s short-term bank loan in the amount of $ 1,589 was extended for an additional year. On September 29, 2008 the Bank agreed to convert the short term loan that was due on January 2, 2009 to a long-term loan, such that $100 was due on July 2, 2009, an additional $100 was due on August 15, 2009 and the balance of $1,389 is to be paid over 14 quarterly payments starting October 2, 2009.

(2)	On May 20, 2010 the Bank agreed to convert outstanding short term credit in the amount of $250 to a long-term loan payable in 10 quarterly installments commencing on September 2, 2010.

b.	The loans (net of current maturities) mature in the following years after the balance sheet date:

	December 31,
	2009	2010
2010	$400	$—
2011	400	500
2012	400	500
2013	89	89

Total	$1,289	$1,089

c.	For details of charges, bank covenants and security interest see Notes 6 and 10c.

NOTE 9:- LONG TERM CONVERTIBLE DEBT

Long – term convertible debt is as follows:

	Interest rate	December 31,
		2009	2010

Convertible debt:
Par	7.5%	$480	$480
Deemed premium, net *		50	37

Reclassification to current liabilities		—	517

		$530	$—

*	Amortization of the deemed premium added to income was $13 and $13 annually for 2009 and 2010, respectively.

a.	The convertible debt is owed to LibertyView Special Opportunities Fund, L.P. (“LibertyView”), bears interest of 7.5%, payable quarterly, is due on August 3, 2013 and may be converted to Ordinary Shares at the discretion of LibertyView at any time during the term of the loan at a price of $11.025 per Ordinary Share. LibertyView has the option to request earlier repayment on July 15, 2011.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- LONG TERM CONVERTIBLE DEBT (CONT.)

b.	As of December 31, 2009, the balance of the convertible debt in the amount of $ 530 was classified as a long-term convertible debt in accordance with ASC Topic 470-10 (originally issued as SFAS 78, “Classification of Obligations That Are Callable by the Creditor— an Amendment of ARB No. 43) since the convertible debt holder, did not exercise its right to call for repayment of the debt on July 15, 2009, and, as such, the debt can be called for repayment only on the next exit date, which is July 15, 2011. Since the next redemption date of July 15, 2011 is less than twelve months from the December 31, 2010 balance sheet date, the convertible debt is reclassified as a short-term liability as of December 31, 2010.

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities, through the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor (the “OCS”). The Company had obtained aggregate grants from the OCS of $ 372, which were received during fiscal years 2002 and 2003.

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

Through December 31, 2010, the Company had paid or accrued royalties to the OCS in the amount of $29. As of December 31, 2010, the total contingent liability to the OCS amounted to $396.

b.	Lease commitments:

The Company’s facilities, its subsidiaries’ facilities and its motor vehicles are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2016.

Future minimum rental payments under non-cancelable operating leases are as follows:

Year ended December 31,	Facilities
2011	239
2012	135
2013	153
2014	133

Total	$660

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

Lease expenses in respect of facilities for the years ended December 31, 2008, 2009 and 2010 were approximately $442, $349 and $349, respectively.

Lease expenses in respect of motor vehicles for the years ended December 31, 2008, 2009 and 2010 were approximately $265, $163 and $165, respectively. In addition, as of December 31, 2010, future minimum rental payments in connection with motor vehicles leased for the years 2011, 2012 and 2013 are $167, $72 and $34, respectively.

c.	Charges and guarantees:

1.	The Company has a floating charge on all of its assets in favor of the Bank.

2.	The Company obtained a bank guarantee in an amount of $73, in order to secure an office lease agreement.

NOTE 11:- SHAREHOLDERS’ EQUITY

The Ordinary shares of the Company ceased to be eligible for quotation and trading on the OTC Bulletin Board (“OTCBB”) on September 3, 2008 and became eligible for quotation and trading on the Pink Sheets. On March 4, 2010, the Company’s Ordinary Shares became eligible once again for quotation and trading on the OTC Bulletin Board (“OTCBB”) and, in April 2010, with the creation by Pink OTC Markets, Inc. of its new OTCQB marketplace for reporting issuers who are current in their reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Company’s Ordinary Shares are quoted in that marketplace as well.

The Company’s Preferred A Shares are not publicly traded.

General:

a.	The Ordinary Shares and the Preferred A shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, the right to receive dividends, if declared, and the right to receive any remaining assets of the Company upon liquidation, if any, after full payment is made to any creditors.

The Preferred A Shares have all rights and privileges that are possessed by the Company’s Ordinary Shares, including, without limitation, voting rights on an as-converted basis, and have preference over the Ordinary shares in any distribution to the Company’s shareholders. The Preferred A Shares may be converted into Ordinary Shares at any time on a one-to-one basis.

b.	In December 19, 2007, the Company issued to a group of new financial investors 363,636 Ordinary Shares at a price of $1.65 per share for a total consideration of $600. The transaction included also the issuance by the Company of a non interest bearing convertible note of $600 at a conversion price of $1.65 per Ordinary share and warrants to purchase an aggregate of up to 600,000 Ordinary Shares at an exercise price of $2.00 per Ordinary Share, which expired on December 19, 2010. The convertible note does not have any maturity, does not bear any interest, is not subject to repayment in any event including liquidation, and can only be converted into Ordinary Shares at any time at the holder’s discretion.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (CONT.)

As of December 31, 2009 and 2010 the total amount of Convertible Note of $ 600 was classified as equity in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities” and ASC 480, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.

c.	On January 31, 2008, the Company’s shareholders approved an increase in the authorized share capital of the Company by NIS 10,000,000 (consisting of 2,000,000 Ordinary shares of NIS 5.0 per share).

d.	During 2008 the Company issued 40,335 Ordinary Shares to service providers in consideration of consulting services, out of which 15,200 shares were issued under the Company’s 2005 Share Options Plans (as defined below).

e.	During 2008, the Company issued to consultants 56,757 Ordinary Shares in consideration for finders’ fees related to the December 2007 investment, as described in Note 11b above.

f.	During 2008 the Company issued 76,181 Ordinary Shares to investors in payment of interest expenses.

g.	During 2010 the Company issued 45,000 Ordinary Shares to service providers in consideration for consulting services.

h.	During 2010 the Company issued 73,369 Ordinary Shares to investors in payment of interest expenses.

Stock – based compensation:

a.	The Company’s previous stock options plans, the 1996, 1997, 1998 and 1999 Stock Option Plans (the “Plans”), expired prior to December 31, 2009.

In November 2005, the Company adopted a new Israeli share option and restricted share plan and a new international share option and restricted share plan (the “2005 Share Option Plans”) which superseded and replaced all previous plans and provide the Company with the ability to grant restricted shares in addition to options under various tax regimes.

Under the 2005 Share Option Plans, options, restricted shares and other share-based awards may be granted to employees, directors, office holders, service providers, consultants and any other person or entity whose services shall be determined by the Company’s board of directors to be valuable to the Company and/or its affiliated companies. The exercise price of the options granted under the 2005 Share Option Plans is to be determined by the directors at the time of grant. The options granted expire no later than ten years from the date of grant. The 2005 Share Option Plans expire in 2015. Any options which are canceled or forfeited before expiration become available for future grants. The options vest ratably over a period of two to four years, with the first portion vesting not earlier than one year after the grant of the options.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (CONT.)

Any options that remain available for grants under any of the Company’s prior stock option plans shall be available for subsequent grants of awards under the 2005 Share Option Plans. In addition, if any outstanding award under the Company’s existing option plans should for any reason expire, be canceled or be forfeited without having been exercised in full, the shares subject to the unexercised, canceled or terminated portion of such award shall become available for subsequent grants of awards under the 2005 Share Option Plans.

As of December 31, 2010, an aggregate of 186,934 Ordinary Shares of the Company were available for future grant.

b.	During the year ended December 31, 2008, the Company granted to the Company’s employees, directors and consultants 203,200 restricted ordinary shares, for no consideration (“Restricted Shares”). 15,200 Restricted Shares that were granted to consultants were released in 2008 and 188,000 Restricted Shares are released ratably on an annual basis over a two-year period (“release period”), starting from the date of grant, and some of them are subject to acceleration upon certain events such as a merger or acquisition. The Company has accounted for this award in accordance with ASC 718-10. The total grant date fair value of $284, reflecting the quoted market price of the Company’s Ordinary Shares as of the date of grant over the purchase price of $0, is recorded as compensation expense ratably over the release period of the Restricted Shares. Compensation expenses of approximately $135, $101 and $44 were recognized during the years ended December 31, 2008, 2009 and 2010, respectively.

c.	During the year ended December 31, 2009, the Company granted to the Company’s employees 66,000 Restricted Shares, which were released from restriction in 2009. The Company has accounted for this award in accordance with ASC 718-10. The total grant date fair value was $26, reflecting the quoted market price of the Company’s Ordinary Shares as of the date of grant over the purchase price of $0. Compensation expenses of approximately $26 were recognized during the year ended December 31, 2009.

d.	During the year ended December 31, 2010, the Company granted to the Company’s employees and directors 229,582 Restricted Shares. Of the Restricted Shares that were granted, 83,000 shares were released in 2010 and 146,582 shares are released ratably on an annual basis over a three-year release period, starting from the date of grant. Some of Restricted Shares are subject to acceleration upon certain events such as a merger or acquisition. The Company has accounted for this award in accordance with ASC 718-10. The total grant date fair value of $165, reflecting the quoted market price of the Company’s Ordinary Shares as of the date of grant over the purchase price of $0, is recorded as compensation expense ratably over the release period of the Restricted Shares. Compensation expenses of approximately $51 were recognized during the year ended December 31, 2010.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (CONT.)

e.	The following is a summary of the Company’s stock option activity under the 2005 Plans, as well as related information:

	Year ended December 31, 2010
	Number of options	Weighted average remaining contractual term (years)	Aggregate intrinsic value	Weighted average exercise price

Outstanding - beginning of the year	12,525			$8.38

Expired	(9,925)			$7.95

Outstanding - end of the year	2,600	0.70	—	$10.02

Vested and exercisable	2,600	0.70	—	$10.02

No options were exercised in 2008, 2009 and 2010.

The options outstanding as of December 31, 2010, under the 2005 Plans, have been separated into ranges of exercise price, as follows:

Range of exercise price	Options outstanding and exercisable as of December 31, 2010	Weighted average remaining contractual life (years)	Weighted average exercise price

$ 10.00-10.30	2,600	0.70	$10.02

No compensation expenses related to options were recognized during the years ended December 31, 2008, 2009 and 2010.

f.	A summary of the status of the Company’s Restricted Shares as of December 31, 2010, and changes during the year ended December 31, 2010, is presented below:

Restricted shares	Shares	Weighted average grant- date fair value
Restricted at January 1, 2010	89,664	$1.62
Granted	229,582	$0.72
Vested	(172,666)	$1.19

Restricted at December 31, 2010	146,580	$0.72

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (CONT.)

As of December 31, 2010, there was $78 of total unrecognized compensation cost related to restricted shares compensation arrangements granted under the 2005 Plans. That cost is expected to be recognized over a period of 26 months. The total fair value of Restricted Shares released during the year ended December 31, 2010 was $205.

The weighted average grant date fair value of shares granted during 2008, 2009 and 2010 were $1.52, $0.40 and $0.72, respectively.

g.	Options and shares issued to consultants:

The Company’s outstanding options that have been issued to consultants are as follows as of December 31, 2010:

Issuance date	Options for Ordinary Shares	Exercise price per share	Options exercisable	Exercisable through
August 2004	500	$10.00	500	August 2011
March 2005	7,000	$10.30	7,000	March 2012

Total	7,500		7,500

No compensation expenses were recognized during the years ended December 31, 2008, 2009 and 2010.

Warrants:

The Company’s outstanding warrants that had been issued to investors and consultants are as follows as of December 31, 2010:

Issuance date	Warrants for Ordinary Shares	Exercise price per share	Warrants exercisable	Exercisable through
April 1998	578	$1.25	578	No expiration date
May 2008	7,152	$1.65	7,152	May 2011

Total	7,730		7,730

(*)	See also Note 11b General above.

Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. Dividends paid to shareholders in non-Israeli currency may be converted into dollars on the basis of the exchange rate prevailing at the time of payment. The Company does not intend to pay cash dividends in the foreseeable future. The Company has decided not to declare dividends out of tax-exempt earnings.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME

The Company and its subsidiaries file federal and state income tax returns in the U.S., Israel, Australia and the U.K. ViryaNet Ltd. may be subject to examination by the Israel tax authorities for fiscal years 2006 through 2010. ViryaNet Inc.’s (the U.S. subsidiary) tax returns through 2006 were audited by the U.S. Internal Revenue Service (“IRS”) which resulted in no incremental tax liability. ViryaNet Inc. may be subject to examination by the IRS for fiscal years 2007 through 2010. ViryaNet PTY (the Australian subsidiary) may be subject to examination by the Australian tax authorities for fiscal years 2006 through 2010.

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlement. The final tax outcome of the Company’s tax audits could be different from what is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net income in the period in which such determination is made.

Reduction in Israeli tax rates:

For tax year 2010, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 25%. Income not eligible for “Approved Enterprise” benefits was taxed in 2010 at a regular corporate tax rate of 25% (26% in 2009 and 27% in 2008). The tax rate is scheduled to be gradually reduced as follows: 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and beyond. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

The Company’s production facilities have been granted “Approved Enterprise” status under the Law for Encouragement of Capital Investments, 1959 (the “Investment Law”), for three separate investment programs, which were approved in February 1989, March 1995 and April 1998.

Generally, “Approved Enterprise” tax benefits are limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier.

Pursuant to the Investment Law, the Company has elected for its investment program the “alternative benefits” track and has waived government grants in return for a tax exemption. The Company’s offices and its research and development center are located in Jerusalem, in a region defined as a “Priority A Development Region”. Therefore, income derived from this program is tax-exempt for a period of ten years commencing with the year in which the program first earns taxable income, subject to certain conditions.

As the Company currently has no taxable income, the benefits from this program have not been yet utilized.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (CONT.)

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and adjustments in accordance with changes to the Israeli Consumer Price Index (the “CPI”).

If the retained tax-exempt income were distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (rate of 10% -25% based on the percentage of foreign ownership in the Company’s shares) on the gross amount distributed. In addition, these dividends will be subject to a 15% withholding tax. The Company’s board of directors has determined that such tax-exempt income will not be distributed as dividends.

The Investment Law also grants entitlement to accelerated depreciation claim on buildings and equipment used by an “Approved Enterprise” during the first five tax years in which it uses the assets.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular Israeli corporate tax rate, as described above.

On April 1, 2005, an amendment to the Investment Law came into effect (the “2005 Amendment”), which significantly changed the provisions of the Investment Law. The 2005 Amendment limits the scope of enterprises which may be approved by the Israeli Investment Center of the Ministry of Industry and Commerce (the “Investment Center”) by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the 2005 Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies who choose the “alternative benefits” track no longer require Investment Center approval in order to qualify for tax benefits.

However, the 2005 Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company’s sole remaining, existing “Approved Enterprise” will generally not be subject to the provisions of the 2005 Amendment. As a result of the 2005 Amendment, tax-exempt income generated under the provisions of the amended Investment Law will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2010, the Company had not generated income under the provisions of the amended Investment Law.

The “Approved Enterprise” status granted to two of the Company’s investment programs— in February 1989 and March 1995, respectively— has expired.

The tax benefits period for the April 1998 program has not yet begun and it expires in April 2012. Income derived from this program for which the Company has elected the alternative benefits track is exempted from tax for a period of ten years, starting in the first year in which the Company generates taxable income from the Approved Enterprise, subject to a condition that the Company will have a certain minimum number of professional employees. The Company has not yet met this condition; and it is uncertain whether it will meet this condition prior to the expiration date for the program in April 2012. Therefore, it is more likely than not that the Company will lose its entitlement to future benefits under the Investment Law in respect of this program, in the remaining period of 16 months from the balance sheet date.

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

Taxable income under the Inflationary Income Tax (Inflationary Adjustments) Law, 1985:

Results of the Company for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index, or CPI. As explained in Note 2 above, the Company’s financial statements are presented in U.S. dollars. The difference between the rate of change in the CPI and the rate of change in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the financial statements. In accordance with ASC 740-10, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

On February 26, 2008, the Israeli Parliament (the Knesset) enacted the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Effective Period), 2008, or the Inflationary Adjustments Amendment. In accordance with the Inflationary Adjustments Amendment, the effective period of the Inflationary Adjustments Law ceased at the end of the 2007 tax year, and as of the 2008 tax year, the provisions of the law do no longer apply, other than the transitional provisions intended to prevent distortions in tax calculations. In accordance with the Inflationary Adjustments Amendment, commencing with the 2008 tax year, income for tax purposes is no longer adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses are no longer linked to the CPI.

Net operating losses carryforward:

ViryaNet Ltd. has accumulated losses for income tax purposes as of December 31, 2010, in the amount of approximately $36,054, which may be carried forward and offset against taxable income and capital gain in the future for an indefinite period.

Through December 31, 2010, ViryaNet U.K. had accumulated losses for income tax purposes of approximately $14,320, which can be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2010, the Company’s U.S. subsidiary had a U.S. federal net operating loss carryforward for income tax purposes in an amount of approximately $12,090. Net operating loss carryforward arising in taxable years beginning before August 6, 1997 can be carried forward and offset against taxable income for 15 years and expire between 2011 and 2012. Net operating loss carryforward arising in taxable years beginning after August 6, 1997 can be carried forward and offset against taxable income for 20 years, expiring between 2017 and 2026.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (CONT.)

Through December 31, 2010, ViryaNet Australia had accumulated losses for income tax purposes of approximately $918, which can be carried forward and offset against taxable income in the future for an indefinite period.

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2009	2010

Deferred tax assets:
U.S. net operating loss carryforward	$1,804	$4,869
Israeli net operating loss carryforward	6,177	6,490
U.K. net operating loss carryforward	4,331	2,864
Australia net operating loss carryforward	148	275
Other reserve and allowances	978	723

Total deferred tax assets	13,438	15,221
Valuation allowance	(13,438)	(15,221)

Net deferred tax assets	$—	$—

As of December 31, 2010, the Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, due to the history of the Company’s operating losses, which raises uncertainty concerning the Company’s ability to realize these deferred tax assets in the future. Management currently believes that it is more likely than not that the deferred tax assets relating to the loss carryforward and other temporary differences will not be realized in the foreseeable future.

Deferred tax asset and valuation allowance in the U.S. was increased in 2010 by $3,065, principally due to adjustments of accumulated net operating losses available under the Internal Revenue Code’s Section 382 limitation. In addition, tax rate changes enacted in the UK were principally responsible for the reduction in the deferred tax assets and corresponding valuation allowance by $1,467 for the year.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (CONT.)

Net income (loss) consists of the following:

	Year ended December 31,
	2008	2009	2010
Net income (loss) before taxes
Domestic	$(2,087)	$(613)	$82
Foreign	21	1,156	656

	$(2,066)	$543	$738

Taxes on income
Domestic	$—	$—	$—
Foreign	14	47	69

	$(2,080)	$496	$669

Net income (loss) after taxes
Domestic	$(2,087)	$(613)	$82
Foreign	7	1,109	587

	$(2,080)	$496	$669

Reconciliation of theoretical tax expense (benefit) to actual tax expense (benefit):

In 2008, 2009 and 2010, the main reconciling item of the statutory tax rate of the Company (27% in 2008, 26% in 2009 and 25% in 2010) to the effective tax rate ((0.68%) in 2008, 8.65% in 2009, and 9.35% in 2010) is tax loss carryforwards and other deferred tax assets, for which a full valuation allowance was provided.

NOTE 13:- SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographical areas:

The Company adopted ASC 280 (originally issued as Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information”). The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company only has one operating segment. The Company’s total revenues are attributable to geographic areas based on the location of the end customer.

The following table presents total revenues for the years ended December 31, 2008, 2009 and 2010 and long-lived assets as of December 31, 2008, 2009 and 2010:

	2008		2009		2010
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
North America	$9,655	$381	$9,062	$156	$8,742	$13
Europe and the Middle East	445	28	424	17	802	87
Asia Pacific	1,270	308	941	127	1,576	6

	$11,370	$717	$10,427	$300	$11,120	$106

b.	Major customers data as a percentage of total revenues:

One customer represented approximately 11% of the Company’s total revenues in 2010 and 2009. There were no customers representing 10% or more of revenues in 2008.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- FINANCIAL EXPENSES, NET

	Year ended December 31,
	2008	2009	2010
Income:
Foreign currency translation adjustments		5	—
Other income	7	20	12

Total income	7	25	12

Expenses:
Interest and bank charges	324	185	174
Foreign currency translation adjustments	—	—	80
Stock based compensation expenses related to options and shares granted to a Bank and financial consultants	97	—	—

Total expenses	421	185	254

Financial expenses, net	$414	$160	$242

NOTE 15:- RELATED PARTY TRANSACTIONS

a)	In June 1999, the Company’s board of directors approved the issuance of 3,478 Series C-2 Preferred shares to the Company’s Chairman for a purchase price of $100, which the Chairman paid based on a loan provided to him by the Company. The loan was approved by the Company’s shareholders in June 2000 and bears annual interest at the rate of 6.5%. Repayment of the loan is due when the Chairman sells or otherwise disposes of the shares that were purchased with the proceeds of the loan. In addition, the Company, at its sole discretion, may call for immediate repayment of the loan and the interest thereon in the event that (i) the Chairman becomes bankrupt or files a motion for bankruptcy, or (ii) the Chairman ceases to remain in the employment of the Company for any reason.

b)	As part of a prior acquisition in 2005 the Company assumed an amount of approximately $285 in unsecured debt. The note representing such debt bears interest at an annual rate equal to 5%. The unsecured debt is payable to a major shareholder— Mark Hosking— of the seller in the acquisition, who became a shareholder and an officer of the Company as a result of the acquisition. As of December 31, 2010, the outstanding amount of the debt is $ 79.

NOTE 16:- SUBSEQUENT EVENTS

In March 2011, the Company granted to the Company’s directors 75,000 Restricted Shares under the Company’s 2005 Share Option Plans, for no consideration. The Restricted Shares will be released from restriction over a nine month period.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- SUBSEQUENT EVENTS (CONT.)

In February and May 2011 the Company issued to the holder of the Company’s long-term convertible debt 18,043 shares in payment of interest expense.

ViryaNet, Inc., the Company’s US subsidiary located in Massachusetts, signed a new office lease agreement in February 2011 and has relocated its facilities in June 2011 to a new location in Westborough, Massachusetts. ViryaNet Inc. leases 10,372 square feet of office space, which is utilized primarily for administrative, marketing, sales, service and technical support purposes, with an annual rent of approximately $165,000. The lease agreement for these premises expires on December 31, 2016.

On June 30, 2011, the Company entered into a share purchase agreement with Jerusalem Technology Investments Ltd, or the investor, a company with which two of the Company’s directors—Samuel HaCohen and Vladimir Morgenstern— and one of the Company’s major shareholders (Jerusalem High-tech Founders, Ltd.) ) are affiliated. Pursuant to the agreement, the Company will issue to the investor 250,000 of its Ordinary Shares for total cash consideration of $250,000. 50,000 of those Ordinary Shares were issued on June 30, 2011, upon an advance payment of $50,000 by the investor, while the remaining 200,000 Ordinary Shares will be issued within 31 days of June 30, 2011, upon payment of the remaining $200,000 of the total purchase price under the agreement. This equity financing constituted an extraordinary transaction with an entity in which two of the Company’s directors possessed a personal interest and was therefore approved by the Company’s audit committee and Board of Directors in accordance with the requirements of the Companies Law.

On June 28, 2011 the Company received an approval from the State Guaranteed Medium Business Assistance Fund, or the Fund, for a loan in the amount of NIS 2,100,000, guaranteed by the Israeli government. The disbursement of the loan to the Company is contingent upon its securing an equity investment of at least NIS 500,000. The required equity investment may be executed in one of two manners: (i) a restricted shareholders’ loan payable after five years, or (ii) an equity investment in which the investors receive the Company’s shares.

On July 7, 2011, following the receipt by the Company of NIS 170,000, or $50,000, via an equity investment by Jerusalem Technology Investments pursuant to the share purchase agreement dated June 30, 2011 (as described above), thereby meeting, in part, the condition for disbursement of the loan, the Company received part of the total amount approved to it under the loan— NIS 750,000— from the Fund’s participating bank, Bank Otsar Hachayal. The loan bears annual interest at the rate of the Israeli prime rate, plus 3.5% (equal to 8.57% as of the time of the initial loan disbursement), and the principal is to be repaid in 49 equal monthly payments of NIS 18,080 each (which includes interest as well), beginning on August 6, 2012. Interest is payable on a monthly basis beginning on August 6, 2011.

The balance of the loan, or NIS 1,350,000, will be disbursed to the Company as soon as it receives an additional investment of $100,000 from Jerusalem Technology Investments under the Company’s share purchase agreement with it.

On July 10, 2011 the Company received from Bank Hapoalim a waiver of its bank covenants (see Note 6) for the remaining quarters of 2011 and for the first quarter of 2012. In connection with the waiver the Company paid fees of $15,000 to the bank.

