Form 20-F/A
period 2010-12-31
VIRYANET LTD
filed 2011-09-28
CIK 1119744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F for the year ended December 31, 2010, filed on July 15, 2011 with the Securities and Exchange Commission (the “Original Report”), is being filed by ViryaNet Ltd. (“ViryaNet” or the “Company”), to amend the Original Report for the sole purposes of: (i) supplementing the disclosure under Item 11 (“Quantitative and Qualitative Disclosures About Market Risk”) to include sensitivity analysis based on hypothetical changes of 10% magnitude in foreign currency exchange rates and 300 basis points in interest rates over the course of 2010, in keeping with the second disclosure alternative under Item 11 of Form 20-F; (ii) including a revised audit report issued by Nexia ASR (the “Subsidiary Auditor”), the independent auditor of the Company’s Australian subsidiary (which is included in this Amendment together with the audit report of Arik Eshel, CPA & Associates, PC, the Company’s independent auditor, pursuant to Item 18 of Form 20-F), that refers to the entire three year period ended December 31, 2010 for which the Subsidiary Auditor audited ViryaNet’s Australian subsidiary’s financial statements, in keeping with the requirements of Rule 2-02 of Regulation S-X promulgated by the Securities and Exchange Commission, thereby correcting the reference in the Subsidiary Auditor’s report included in the Original Report to the “year in the period ended December 31, 2010,” which constituted an inadvertent typographical error; and (iii) including a consent of the Subsidiary Auditor to the incorporation by reference of its revised audit report (as included in the Amendment) in the Company’s Registration Statements on Form S-8 (File No. 333-146265) and Form F-3 (File No.’s 333-114504 and 333-130632).

Other than as set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Original Report, nor does this Amendment reflect any events that have occurred after the Original Report was filed. The filing of this Amendment shall not be deemed an admission that the Original Report, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

Capitalized terms appearing in this Amendment which are not otherwise defined shall have the respective meanings assigned to them in the Original Report.

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

The net effect of the above-described risks stemming from currency exchange rate fluctuations on our operating results can be further quantified in a hypothetical manner as follows:

An increase of 10% in the value of the NIS and Australian dollar relative to the dollar in the year ended December 31, 2010 would have resulted in a net decrease in the dollar reporting value of our operating income of $0.16 million, due to the adverse impact to our operating margins that we would experience as a result of such an increase. On the other hand, a 10% decrease in value of the NIS and Australian dollar relative to the dollar in the year ended December 31, 2010 would have caused a net increase in the dollar reporting value of our operating income of $0.16 million for 2010, due to the favorable effect on our operating margins that would result from such devaluation of the NIS and the Australian dollar.

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

The net effect on our balance sheet of our currency exchange rate fluctuation exposure can be further quantified in a hypothetical manner as follows:

An instantaneous 10% depreciation in the NIS and Australian dollar from their levels against the dollar as of December 31, 2010, with all other variables held constant, would decrease the fair value of our assets denominated in foreign currencies, held at December 31, 2010, by approximately $0.20 million and decrease the fair value of our liabilities denominated in foreign currencies, held at December 31, 2010, by approximately $0.26 million, thereby causing a net increase in our shareholders equity of $0.06 million. On the other hand, an instantaneous 10% appreciation in the NIS and Australian dollar from their levels against the dollar as of December 31, 2010, with all other variables held constant, would increase the fair value of our assets denominated in foreign currencies, held at December 31, 2010, by approximately $0.20 million and increase the fair value of our liabilities denominated in foreign currencies, held at December 31, 2010, by approximately $0.26 million, thereby causing a net decrease in our shareholders’ equity of $0.06 million.

Interest Rate Risks

As of December 31, 2010, we had long-term bank loans in the amount of $1.1 million that were subject to variable interest rates adjustable in accordance with LIBOR. Any significant increase in LIBOR may have an adverse effect on our financial expenses and financial condition. Our exposure to fluctuations in LIBOR can be quantified as follows:

An increase in LIBOR by three hundred (300) basis points over the course of the entirety of the year ended December 31, 2010 would have increased our financial expense related to our long-term bank loans by $0.04 million.

Item 18.	Financial Statements

See the Index to Consolidated Financial Statements and related Financial Statements accompanying this Amendment to our Annual Report on Form 20-F, beginning on page F-1.

Item 19.	Exhibits

Exhibit Number	Description of Document	Location of Document

1.1	Memorandum of Association of the Company (English translation) dated March 8, 1988	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1, SEC File No. 333-42158, and incorporated herein by reference.

1.2	Amended Articles of Association of the Company	Filed as Exhibit 4(a)(26) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.1	Letter dated December 22, 2005 between the Company and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)(23) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.2	Letter dated August 29, 2007, between the Company and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)(26) to the Company’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.

4.3	Purchase Agreement, and Amended and Restated Notes dated August 5, 2005 by and between the Company and LibertyView Special Opportunities Fund LP, and exhibits thereto	Filed as Exhibit 4(a)(21) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.4	Equity and Convertible Note Financing Agreements dated December 19, 2007 by and among the Company and the investors identified in such agreements, and exhibits thereto	Filed as Exhibit 4(a)(27) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.5	A new Lease agreement reducing the current Company premises leased in Jerusalem, Israel, to an area of approximately 7,600 square feet of office space, dated February 25, 2002 (as summarized and translated into English).	Filed as Exhibit 4(a) to the Company’s annual report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.

4.6	Lease for approximately 6,000 square feet of office space in Jerusalem, Israel	Filed as Exhibit 4.12.3 to the Company’s annual report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

4.7	Lease for approximately 13,807 square feet in Southborough, Massachusetts.	Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, File No. 333-42158, and incorporated herein by reference.

4.8	Second Amendment and Extension of Lease for approximately 10,000 square feet of office space in Southborough, Massachusetts	Filed as Exhibit 4(a)(29) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.9	Form of Indemnification Agreement entered into with directors and officers of the Company.	Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, File No. 333-42158, and incorporated herein by reference.

4.10	The Company’s 2005 Israeli Share Option and Restricted Share Plan.	Filed as Exhibit 4(c)(7) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.11	The Company’s 2005 International Share Option and Restricted Share Plan.	Filed as Exhibit 4(c)(8) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.12	Lease for approximately 10,372 square feet in Westborough, Massachusetts	Filed as Exhibit 4.12 to the Company’s original annual report on Form 20-F for the year ended December 31, 2010 (filed with the SEC on July 15, 2011) and incorporated herein by reference.

4.13	Share Purchase Agreement dated as of June 30, 2011, by and between the Company and Jerusalem Technology Investments Ltd.	Filed as Exhibit 4.13 to the Company’s original annual report on Form 20-F for the year ended December 31, 2010 (filed with the SEC on July 15, 2011) and incorporated herein by reference.

12.1	Certification of Chief Executive Officer (serving as co-principal executive officer) pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act	Filed herewith.

12.2	Certification of Executive Chairman (serving as co-principal executive officer and as acting principal financial officer) pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act	Filed herewith.

13	Certification of Chief Executive Officer and Executive Chairman pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350	Filed herewith.

15.1	Consent of Arik Eshel, CPA & Assoc., PC	Filed as Exhibit 15.1 to the Company’s original annual report on Form 20-F for the year ended December 31, 2010 (filed with the SEC on July 15, 2011) and incorporated herein by reference.

15.2	Consent of Nexia ASR, for the audit of ViryaNet Pty Ltd.	Filed herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Memy Ish-Shalom Chief Executive Officer

Date: September 28, 2011

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

New York, New York

July 15, 2011

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF VIRYANET PTY LTD (AUSTRALIA)

Scope

We have audited the balance sheets of ViryaNet Pty Ltd (Australia) (“the Company”) as of December 31, 2010 and December 31, 2009, and the related statements of operations for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Audit opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the ViryaNet Pty Ltd (Australia) as of December 31, 2010 and December 31, 2009, and the results of its operations for each of the three years in the period ended December 31, 2010, in conformity with United States generally accepted accounting principles.

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