Form 20-F
period 2011-12-31
VIRYANET LTD
filed 2012-05-14
CIK 1119744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

8 Ha Marpe St.

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

As of December 31, 2011, the Registrant had 3,778,745 shares outstanding, comprised of 3,451,948 Ordinary Shares and 326,797 Preferred A Shares.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐  Yes  ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes  ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒  Yes  ☐  No [(The registrant intends to submit and post the Interactive Data File for the financial statements included in this annual report within the 30 day grace period accorded to registrants complying with XBRL for the first time under the Commission’s rules and regulations)]

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

We derived the selected consolidated statements of operations data below for the years ended December 31, 2009, 2010 and 2011, and the selected consolidated balance sheet data as of December 31, 2010 and 2011, from our audited consolidated financial statements, which are included elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. We derived the consolidated statements of operations data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 from audited consolidated financial statements that are not included in this annual report.

Summary Consolidated Financial Information

U.S. dollars in thousands (except share and per share data)

	2007	2008	2009	2010	2011
Statement of Operations Data(1):
Revenues:
Software licenses	$1,677	$1,310	$1,453	$1,574	$1,549
Maintenance and services	8,430	9,252	8,298	8,735	8,122

Total revenues	10,107	10,562	9,751	10,309	9,671
Cost of revenues:
Software licenses	207	120	62	68	56
Maintenance and services	5,064	5,091	3,591	3,873	3,513

Total cost of revenues	5,271	5,211	3,653	3,941	3,569
Gross profit	4,836	5,351	6,098	6,368	6,102
Operating expenses:
Research and development, net	2,111	1,725	1,029	1,010	1,614
Sales and marketing	3,083	2,995	2,546	2,782	2,847
General and administrative	2,253	2,085	1,648	1,551	1,708

Total operating expenses	7,447	6,805	5,223	5,343	6,169
Income (loss) from continuing operations	(2,611)	(1,454)	875	1,025	(67)
Financial expenses, net	515	402	155	237	129
Other income (loss)	(239)	—	—	—	—

Income (loss) from continuing operations before taxes on income	(3,365)	(1,856)	720	788	(196)
Taxes on income	—	14	47	69	9

Net income (loss) from continuing operations	$(3,365)	(1,870)	673	719	(205)
Income (loss) from discontinued operations	(445)	(210)	(177)	(50)	(14)

Net income (loss)	$(3,810)	$(2,080)	$496	$669	$(219)

Basic net income (loss) per share	$(1.66)	$(0.70)	$0.16	$0.19	$(0.06)
Weighted average number of shares used in computing basic net income (loss) per Ordinary Share	2,292,190	2,992,752	3,176,831	3,467,302	3,671,547
Diluted net income (loss) per share	$(1.66)	$(0.70)	$0.14	$0.17	$(0.06)
Weighted average number of shares used in computing basic and diluted net loss per Ordinary Share	2,292,190	2,992,752	3,540,467	3,884,201	3,671,547
Balance Sheet Data:
Cash and cash equivalents	$413	$143	$156	$97	$104
Working capital (deficit)	(6,098)	(5,830)	(5,611)	(5,635)	(4,528)
Total assets	11,190	9,802	9,241	9,760	9,211
Long-term bank loans, including current maturities	738	1,739	1,289	1,089	1,499
Long-term convertible debt	556	543	530	—	502
Shareholders’ equity (deficit)	50	(1,375)	(606)	357	270

(1)	We have reclassified our historical results of operations to remove the operations of two entities of which we disposed during 2011, ViryaNet Pty in Australia and ViryaNet Europe in the U.K., from our revenues and expenses, collapsing the net income or loss from these operations into a single line within discontinued operations. All of the operations data in this document, including data that appears in the “Risk Factors” and in the “Operating and Financial Review and Prospects” sections, reflects this reclassification.

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

Risks Related to our Business

We incurred a net loss in 2011, have incurred losses in the past and may incur losses in the future.

Although we had net income of $0.5 million in 2009 and $0.7 million in 2010, we had incurred substantial net losses during each of the three fiscal years prior to 2009 and again incurred a net loss in 2011, and may not achieve profitability in 2012 or in future years. As of December 31, 2011, we had an accumulated deficit of approximately $120.7 million. In order to achieve and maintain profitability we will need to increase our revenues while containing or reducing our costs. However, a substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. Prior to 2009, while our revenues in 2008 and 2007 were $11.4 million and $11.2 million, respectively, we incurred net losses of $2.1 million and $3.8 million, respectively, during those years. While we achieved profitability in 2009 and 2010, our revenues in those years decreased relative to in 2008 and 2007, to $9.7 million and $10.3 million, respectively. Furthermore, our revenues in 2011 further decreased compared to in 2010, to $9.7 million, and we incurred a loss of $0.2 million, after two consecutive profitable years. We cannot assure you that we will be able to increase our revenues once again, or, that even if we are able to increase our revenues we will be able to restore or maintain our profitability on a consistent basis.

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

•

fluctuations in the economic factors impacting LIBOR and the Israeli prime interest rate (which are the benchmark rates used to determine the interest expenses incurred by us on our bank borrowings under our bank arrangements);

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

We have $480,000 face value of convertible debt outstanding that is owed to LibertyView Special Opportunities Fund, L.P., or LibertyView, which is due in full in August 2013. Our ability to meet our obligations under the convertible debt and our other debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, and other factors, including some factors that are beyond our control. If we are unable to generate sufficient cash from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness. In addition, cash flows from our operations may be insufficient to repay our convertible debt in full at maturity, in which case we may need to refinance the convertible debt. Our ability to refinance our indebtedness, including the convertible debt, will depend upon, among other things: our financial condition at the time; restrictions in agreements governing our debt; and, other factors, including market conditions.

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

During the each of the four years in the period ended December 31, 2011, we had positive cash flow from operations. However, prior to 2008, we had negative cash flow from operations for each of the several preceding years. Over the past five years, we have raised approximately $1.2 million in a combination of equity and convertible debt financings (mostly during 2007 and 2008). However, we expect that we may need additional financing to fund our business operations. Any additional financing that is structured as a secured debt financing may require the consent of our main current creditors, Bank Hapoalim and LibertyView. Our ability to raise additional financing from third parties may be impacted by the limited liquidity of our Ordinary Shares in the OTCQB marketplace of OTC Markets Group. We cannot assure you that additional financing will be available on terms favorable to us, or at all. In the event that the market price of our Ordinary Shares does not appreciate or declines, we may not be able to consummate a private equity financing transaction to raise additional capital. If adequate funds are not available or are not available on acceptable terms, our ability to fund our day to day operations, expand our research and development, and marketing and sales, efforts, pursue potential acquisitions, take advantage of unanticipated opportunities, develop or enhance our website content, features, services, or otherwise respond to competitive pressures would be severely constrained. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders will be reduced, and any newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We will need sufficient funds to re-pay our loans from Bank Hapoalim and Bank Otsar Ha-Hayal, which may be subject to immediate repayment if we do not meet our repayment schedule or meet specified conditions.

Our overall bank financing arrangement with Bank Hapoalim is subject to financial covenants, that require that on a quarterly basis (i) our shareholders’ equity must be at least the higher of (a) 13% of our total assets, or (b) $1.5 million, and (ii) our cash balance must be not less than $0.5 million. Because we have often not been in compliance with these covenants, we have required waivers from Bank Hapoalim on multiple occasions, for several quarters at a time, during each of the years from 2007 through 2012. In connection with these waivers, the past modification of these covenants and the conversion of short-term loans and credits to long-term loans, we have paid an aggregate of $62,500 in fees and have issued an aggregate of 10,000 Ordinary Shares to the bank.

As of March 31, 2012, our outstanding debt to Bank Hapoalim consists of: (i) the remaining $0.38 million of a $1.6 million long-term loan that is payable in monthly installments of $0.04 million each, which bears interest quarterly at a rate of a three months LIBOR plus 3.25%; (ii) a $460,000 long-term loan that is payable in 11 monthly payments starting February 6, 2013, bearing interest that is due on a monthly basis starting January 6, 2012 at a rate of a one month LIBOR plus 5.7%.

We have also received an aggregate of NIS 2.1 million of bank financing that is guaranteed by the Israeli government based on an approval from Israel’s State Guaranteed Medium Business Assistance Fund, or the Fund, and with respect to which Samuel HaCohen, the Company’s Chairman of the Board of Directors, has provided a personal guarantee. The loan was disbursed to us in two stages (NIS 750,000 and NIS 1,350,000 in July 2011 and September 2011, respectively) by the Fund’s participating bank, Bank Otsar Ha-Hayal. The two portions of the loan bear interest annually at the Israeli prime rate, plus 3.5%, which is payable on a monthly basis, beginning on August 6, 2011 and October 7, 2011, respectively, and the principal portions of the loan are payable in 49 equal monthly payments of NIS 18,080 and NIS 32,545, respectively (each of which includes interest as well), beginning on August 6, 2012 and September 8, 2012, respectively. For more information, please see “Item5. Operating and Financial Review and Prospects— Liquidity and Capital Resources—Sources of Cash—Bank Financing”

We may need to obtain funding from third parties to meet the payment obligations under the above-described loan arrangements in a timely manner, and there is no assurance that either Bank Hapoalim or Bank Otsar Ha-Hayal will grant us an extension of these payment dates in the future, if requested. Our ability to raise capital via convertible debt or equity financing arrangements with third parties for the re-payment of our bank loans may be impacted by the limited liquidity of our Ordinary Shares on the OTCQB. There can be no assurance that we will meet our covenants to Bank Hapoalim or that Bank Hapoalim will continue to waive non-compliance with any such covenants in the event that we once again do not meet them. If we fail to timely effect any repayment of these loans or to meet our covenants to Bank Hapoalim, the relevant bank may demand immediate repayment of the outstanding debts and all interest thereon and would be entitled to exercise any remedies available to it. That would have a material adverse effect on our business. For more information, please see “Item5. Operating and Financial Review and Prospects— Liquidity and Capital Resources—Sources of Cash—Bank Financing” and “Item5. Operating and Financial Review and Prospects— Liquidity and Capital Resources—Sources of Cash— Government Guaranteed Bank Financing.”

We substantially reduced the number of our employees several years ago, and, as a result, may be unable to meet certain revenue objectives and sustain profitability.

Following our acquisition of e-Wise Solutions in 2005, we determined that we had an excess of resources resulting from that and other past acquisitions and took action to reduce our headcount. These actions resulted in a reduction of our headcount from 148 to 120 at the end of December 2005, 98 at the end of December 2006, and 88 at the end of December 2007. During 2008, we further reduced our headcount to 67 employees, and it has remained at that approximate level since that time. In December 2011, we further reduced our headcount to 60 employees as a result of the sale of our Australian subsidiary. Although we believe that we currently have sufficient resources available to meet and support our current obligations in relation to our current staff, we may not be able to maintain this headcount. If we are forced to reduce headcount further, our ability to meet our growth goals, and to sustain and enhance our business and operations, may be adversely impacted.

We may need to expand our sales, marketing, research and development and professional services organizations but may lack the resources to attract, train and retain qualified personnel, which may hinder our ability to grow and meet customer demands.

While we conducted reductions in the number of our employees as described above, due to operational needs, we may need to reverse course and expand our headcount beyond our current staff in order to increase market awareness and sales of our products. We may also need to increase our quality assurance, technical and customer support staff to support new customers and the expanding needs of existing customers. Generally, the training period for these new positions can take a significant amount of time before these personnel can provide support to our customers. In addition, there is competition for qualified personnel (especially senior employees). Competition for qualified professional employees may lead to increased labor and personnel costs. If we need to hire additional employees and are unable to attract, train, motivate and retain qualified personnel, we may not be able to achieve our objectives, and our business could be harmed.

We may not be able to compete effectively for the personnel that we need. In a number of our key markets and locations, particularly Israel and the US, the competition for senior employees is very intense, and the process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. Even in times of economic downturn, competition for these employees is high, because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our ability to achieve our research and development and sales objectives.

Historically, our revenues have been concentrated in a few large orders and a small number of customers. Our business could be adversely affected if we lose a key customer.

A significant portion of our revenues each year has been derived from large orders from a small number of customers which are not necessarily the same customers each year. In 2009, five customers each accounted for approximately 6% or more of our revenues, and such revenues represented, in the aggregate, 39% of our total revenues. In 2010, four customers each accounted for approximately 6% or more of our revenues, and such revenues represented, in the aggregate, 32% of our total revenues. In 2011, two customers each accounted for approximately 6% or more of our revenues, and such revenues represented, in the aggregate, 13% of our total revenues. We do not expect that the two customers accounting for 13% of our revenues during 2011 will generate a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We cannot assure you that we will continue to attract such substantial customers that will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or a significant reduction in sales to a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to be profitable.

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

Our revenues from the sale of software licenses have been slightly variable over the past three years, ranging from approximately $1.45 million in 2009 to approximately $1.57 million in 2010 and approximately $1.55 million in 2011. Our revenues from services have also fluctuated during this same three year period, rising to approximately $8.7 million in 2010 from approximately $8.3 million in 2009, and then declining to approximately $8.1 million in 2011. Both of these trends have had a direct impact on our gross margins and profitability. Our gross margin from software licenses is substantially higher than our gross margin from services, since our cost of services, which includes expenses of salaries and related benefits of the employees engaged in providing the services, is substantially higher than our cost of software licenses. However, a decline in the volume of services revenues that we generate (regardless of such services’ relative lesser profitability) may in any case have an adverse direct impact on our overall gross margins and profitability if not accompanied by a countervailing increase in the amount of revenue from software licenses. If software license revenues once again decline, or if services revenues decline and are not again accompanied by a countervailing increase in software license revenues, our gross margins and profitability may be adversely affected.

If we fail to improve our margins on services revenues in the future, our results of operations could suffer.

Our margins on services revenues have been fairly consistent in the last three years. In 2011, our margins on services revenues were 57% compared to 56% in 2010 and 57% in 2009. In order to maintain or continue to improve our margins on services revenues, we will need to maintain or increase the efficiency and utilization of our services personnel, consistently control our costs, and increase the volume of our services revenues. There is no assurance that we will be able to maintain or improve our services margins, or that they will not decline in the future.

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

The markets for mobile workforce management applications and the automation of field service delivery are highly competitive, yet fragmented and stratified, although a number of our traditional competitors have been acquired by larger companies. We compete for the business of global or nationwide organizations that seek to support complex and sophisticated products across a variety of industries. We compete against companies such as, but not limited to, Service Power Technologies, Oracle, Ventyx (acquired in 2010 by ABB Ltd.), ClickSoftware Ltd and TOA Technologies. Our primary competitors in commercial and other general field service markets include enterprise application solution providers such as Astea International Inc. and Metrix Inc., along with traditional ERP and CRM software application vendors such as Oracle Corporation and SAP A.G.

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

We rely upon software from third parties. If we cannot continue using that software, we would have to spend additional capital to redesign our existing software and may not be able to compete in our markets. We may also be exposed to claims by the parties that license that software to us due to overdeployment of the software by our customers.

We utilize third-party software products to enhance the functionality of our products. Our business would be disrupted if functional versions of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either redesign our software to function with alternate third-party software or develop these components ourselves. If functional versions of third-party software were either no longer available to us or no longer offered to us on commercially reasonable terms, we might be forced to limit the features available in our current or future product offerings, and the commercial release of our products could be delayed, which could materially adversely affect our business, financial condition and results of operations. Our reliance upon third-party software may also expose us to claims by the providers of the software that the software is being overdeployed by our customers.

Marketing and distributing our products outside of the United States and other international operations may require us to incur increased expenses and may increase our exposure to risks with respect to which we may not be able to obtain adequate protection.

We market and sell our products and services in the United States, Europe, the Middle East, Asia and Australia. We received 7% of our total revenue in 2009, 15% of our total revenue in 2010 and 10% of our total revenue in 2011 from sales to customers located outside of the United States. In addition to our operations in the United States, we have marketing and support facilities and offices in Israel. These operations require, and the expansion of our existing operations and entry into additional international markets will require, significant management attention and financial resources. In addition, since our financial results are reported in dollars, decreases in the rate of exchange of non-dollar currencies in which we make sales relative to the dollar will decrease the dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may materially adversely affect our results of operations. Historically, we have not hedged our foreign currency-denominated account receivables and expense risks.

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

In the past, we have acquired (as described below in “Item 4—Information on the Company”), and in the future, we may further acquire or make investments in other complementary businesses, technologies, services or products if appropriate opportunities arise, and we may engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot provide assurances that we will be able to identify future suitable acquisition or investment candidates, or, if we do identify suitable candidates, that we will have sufficient resources to complete such acquisitions or investments, will be able to make the acquisitions or investments on commercially acceptable terms or will be able to complete such acquisitions or investments at all. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, customers, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses, consume cash resources, and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders. We may also incur impairment charges for goodwill and other assets acquired related to acquired companies.

Our business may become increasingly susceptible to numerous risks associated with international operations.

Our facilities are located in North America and Israel,. This geographic dispersion consumes significant management resources that may place us at a disadvantage compared to our locally based competitors. In addition, our international operations are generally subject to a number of risks, including:

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

Security breaches could compromise sensitive information belonging to us or our customers and could harm our business (including our intellectual property) and reputation.

The safeguarding of our information technology infrastructure is important to our business. A cyber-attack that bypasses our information technology (IT) security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information, resulting in adverse business impact. Adverse effects could include:

•	adversely affected future results of operations due to the theft, destruction, loss, misappropriation or release of our confidential data or our intellectual property;

•	operational or business delays resulting from the disruption of IT systems and subsequent clean-up and mitigation activities; and

•	negative publicity resulting in reputation or brand damage with our customers, partners or industry peers.

Risks Related to the Ownership of our Ordinary Shares

Our Ordinary Shares are quoted on the OTCQB, and previously were quoted on the Pink Sheets, which has adversely affected, and may continue to adversely affect, the market price of, and trading market for, our Ordinary Shares.

On June 12, 2007 our Ordinary Shares were delisted from the NASDAQ SmallCap Market (now known as the NASDAQ Capital Market) and became eligible for quotation and trading on the Pink Sheets. On December 14, 2007, our Ordinary Shares became eligible for quotation and trading on the OTCBB under the ticker symbol VRYAF. On September 11, 2008, due to our delinquency with respect to the filing of our annual report on Form 20-F for the year ended December 31, 2007, our Ordinary Shares ceased to be eligible for quotation on the OTCBB and were removed from the OTCBB. Following the removal from the OTCBB, our Ordinary Shares became immediately eligible for quotation and trading on the Pink Sheets. On March 4, 2010, our Ordinary Shares became eligible once again for quotation and trading on the OTCBB, and, beginning in April 2010, with the launch by OTC Markets Group of its new OTCQB marketplace for reporting issuers who are current in their reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, our Ordinary Shares began to be quoted in that marketplace as well. In October 2010, our Ordinary Shares ceased to be quoted on the OTCBB and are currently quoted only on the OTCQB.

The limited volume of trading in our Ordinary Shares on the OTCQB has materially impaired, and may continue to materially impair, the ability of our shareholders to buy and sell our Ordinary Shares, and has had, and could continue to have, an adverse effect on the market price and the trading market for our Ordinary Shares. Such factors could also significantly impair our ability to raise capital should we desire to do so in the future or to utilize our Ordinary Shares as consideration in acquisitions. Furthermore, should we once again fail to remain current with our Exchange Act reporting, our Ordinary Shares could be removed from the OTCQB and once again be quoted on the Pink Sheets, which would exacerbate the above-identified problems related to liquidity, market price and trading market for our Ordinary Shares.

The market price of our Ordinary Shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all.

The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our Ordinary Shares. The market price of our Ordinary Shares fluctuated substantially between $0.42 and $1.15 during 2011, and decreased overall from $0.95 on December 31, 2010 to $0.54 on December 30, 2011. The market price of our Ordinary Shares increased during the first three months of 2012, to $1.00 on March 31, 2012, and may continue to fluctuate substantially due to a variety of factors, including:

•	the limited volume of trading in our Ordinary Shares on the OTCQB;

•	any anticipated or actual fluctuations in our financial condition and operating results;

•	our inability to meet any guidance or forward looking information, if provided;

•	public announcements concerning us or our competitors;

•	the introduction or market acceptance of new service offerings by us or our competitors;

•	changes in security analysts’ financial estimates for us or other companies;

•	changes in generally accepted accounting principles that impact how we calculate our financial results;

•	sales of our Ordinary Shares by existing shareholders;

•	the limited market for our Ordinary Shares;

•	the use of our Ordinary Shares for the acquisition of the outstanding shares or assets of other companies;

•	our need to raise additional capital through private or public debt or equity financings;

•	changes in political conditions in Israel; and

•	the current economic uncertainty in the U.S. and globally.

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

As of March 31, 2012, we have reserved up to 828,000 Ordinary Shares for issuance under our share option plans, under which 36,534 options have been exercised, the restrictions on 594,696 restricted shares have lapsed and the restrictions on 26,319 restricted shares have not lapsed yet as of March 31, 2012. In addition, the balance of our convertible debt owed to LibertyView, in a principal amount of $480,000, may be converted by LibertyView at any time into our Ordinary Shares at an exercise price of $11.025 per share. The sale, or availability for sale, of such substantial quantities of our Ordinary Shares may have the effect of further depressing the market price of our stock. In addition, a large number of our Ordinary Shares that were previously subject to resale restrictions are currently eligible or shall soon be eligible for resale into the public market.

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

As of April 5, 2012, our executive officers and directors serving as of such date, and entities affiliated with them, beneficially owned, in the aggregate, approximately 44.2% of our outstanding Ordinary Shares, which includes Ordinary Shares that may be issued upon exercise of options and warrants, conversion of convertible notes and vesting of restricted shares that are exercisable, convertible or that have vested, or that will become exercisable, convertible or will vest, within 60 days of April 5, 2012. Such percentage does not take into account restricted Ordinary Shares that have been granted to executive officers and directors, the restrictions related to which will lapse more than 60 days after April 5, 2012. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

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

Our principal research and development facilities are located in Israel. We are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, which varies in degree and intensity, has caused security and economic problems in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing or revived hostilities related to Israel will not have a material adverse effect on us or our business and on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain and although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2011. There have been periods of violence and extensive hostilities among Israel, Hamas, the Palestinian Authority and other groups, which have typically resulted from missiles being fired from the Gaza Strip into Southern Israel. There were also extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006 and there has been extensive internal instability and violence inside Syria during the last 12 months. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease.

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

Most of our revenues are in U.S. dollars or are linked to the U.S. dollar, while a portion of our expenses, principally salaries and the related expenses for our Israeli operations, are incurred in NIS. We do not utilize hedging to manage currency risk, and, therefore, are exposed to the risk that the NIS may appreciate relative to the U.S. dollar, or that even if the NIS devaluates in relation to the U.S. dollar, that the rate of inflation in Israel will exceed such rate of devaluation or that the timing of such devaluation will lag behind inflation in Israel. Any of such scenarios would result in increased dollar cost of our operations. In 2010, the NIS appreciated relative to the dollar by approximately 6%, whereas in 2011 the NIS depreciated relative to the dollar by approximately 7.7% (in each case, measured based on the change in the exchange rate from the start to the end of the year). The Israeli consumer price index, which serves as a barometer of Israeli inflation, furthermore increased during 2010 and 2011 at the rate of 2.7% and 2.2% respectively, thereby escalating the increase in the dollar cost of our Israeli operations in 2010, and reducing the impact of the depreciation of the NIS in 2011. NIS-linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, thereby affecting our net income and earnings per share. We cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation or devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

Tax benefits that were available to us from the Investment Center of the Israeli Ministry of Industry, Trade and Labor have expired, which could increase our future tax expenses.

Our production facilities were granted “Approved Enterprise” status by the Israeli Investment Center of the Ministry of Industry, Trade and Labor under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, under three separate investment programs. Generally, “Approved Enterprise” tax benefits are limited to 12 years from commencement of production or 14 years from the date of approval, whichever expires earlier. The “Approved Enterprise” status that had been granted to us for two of our investment programs expired in previous years, while it expired with respect to a third investment program in April 2012. Because we have not had taxable income, the benefits from these programs were never utilized. We had elected the alternative benefits track with respect to our third “Approved Enterprise” program, under which income derived from the related production facility was to be exempted from tax for a period of ten years, starting in the first year in which we were to generate taxable income from the Approved Enterprise, subject to certain conditions, including that we would have a certain minimum number of skilled employees. We did not meet this condition, and because the Approved Enterprise status of this investment program has expired, we will not be entitled to future benefits under this program. Our inability to utilize the tax benefits under our three past Approved Enterprise programs may increase our tax liability at a later date, if and when we derive taxable income from these programs.

We may submit requests for new programs to be designated as Approved Enterprises. These requests might not be approved. In addition, in 2005 and again in 2011, the Investment Law was amended to revise the criteria for an investment that qualifies for tax benefits. We cannot assure you that we will, in the future, be eligible to receive tax benefits under this law.

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

We have received in the past royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel, or the OCS, under the Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, and the regulations promulgated thereunder. The terms of these grants prohibit us from manufacturing more than 10% of the products developed using these grants outside of Israel without special approvals. There is no assurance that we will receive such OCS approval. Even if we receive approval to manufacture these products outside of Israel, we may be required to pay increased royalties, up to 300% of the grant amount plus interest, depending on the portion of the total manufacturing volume that is performed outside of Israel. An amendment to the Research and Development Law further permits the OCS, among other things, to approve the transfer of manufacturing rights to outside of Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted. The increased royalty rate and repayment amount will be required in such cases, however. If we elect to transfer more than an insubstantial portion of our manufacturing processes to contractors outside of Israel, we may be required to obtain the consent of the OCS and pay higher royalties to the OCS.

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

Although we believe that we were not a passive foreign investment company in 2011, we cannot assure our shareholders that we will not be treated as a passive foreign investment company in 2012 or in future years. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of the average value of our assets (or possibly the adjusted bases of our assets in particular circumstances), including the pro rata share of the assets of any company in which we are considered to own 25% of the shares by value, in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of our shareholders will be subject to adverse tax consequences, including:

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

Our registered office is located at 8 HaMarpe Street, Science Based Industries Campus, P.O. Box 45041, Har Hotzvim, Jerusalem, 91450, Israel, and our telephone number is 972-2-584-1000. We have appointed our United States subsidiary, ViryaNet, Inc., located at 112 Turnpike Road, Westborough, Massachusetts 01581, as our agent for service of process.

Over the past 24 years, we have developed, marketed, and supported field service software applications that have provided companies with solutions that improve the quality and efficiency of complex service business processes. During this period of time, numerous customers around the world have deployed our solutions.

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

On June 15, 2005, we acquired, through our newly formed Australian subsidiary ViryaNet Pty Ltd, substantially all of the assets of e-Wise Solutions of Australia, a provider of front-office automation solutions to the utilities sector. e-Wise was a privately held business, headquartered in Melbourne, Australia. ViryaNet Pty Ltd was a wholly-owned subsidiary of ViryaNet, Inc.

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

On March 4, 2010, our Ordinary Shares became eligible again for quotation and trading on the OTCBB. In April 2010, upon the launch by OTC Markets Group of its new OTCQB marketplace for reporting issuers who are current in their Exchange Act reports, our Ordinary Shares began to be quoted in that marketplace as well. In October 2010, our Ordinary Shares ceased to be quoted on the OTCBB and are currently quoted only on the OTCQB.

During fiscal 2011, we decided to explore strategic alternatives to our direct sales activities in Australia in order to focus on indirect sales channels in the Asia-Pacific region, which decision culminated in the sale of our wholly owned subsidiary in Australia, ViryaNet PTY Ltd., on December 31, 2011, for a purchase price of $340,000, payable in interest-bearing installments. ViryaNet PTY revenues and assets constituted less the 10% of our revenues and assets during the last three fiscal years.

During fiscal 2011, we also decided to strike off our wholly inactive subsidiary in the U.K., ViryaNet Europe Ltd, by filing an application with the U.K. Companies House in December 2011, which became effective in April 2012.

Our cash used towards capital expenditures (i.e., for the purchase of property and equipment) has been $83,000, $100,000 and $7,000 for the years ended December 31, 2011, December 31, 2010, and December 31, 2009, respectively. We believe that our capital expenditure program is sufficient to maintain our current level and quality of operations. We review our capital expenditure program periodically and modify it as required to meet current needs. For 2012, we anticipate spending approximately $100,000 towards capital expenditures.

Business Overview

We are a provider of packaged software applications that automate business processes for mobile workforce management and field service delivery. Optimizing both simple and complex field service work, our solutions schedule and dispatch resources, enable mobile field communication, and provide visibility and operational guidance. Our mission is to provide companies with solutions that improve the quality and efficiency of their service business processes and achieve new levels of operational excellence through automation, agility, and visibility of the Plan-Execute-Monitor business processes. We also provide professional services required to implement and support our software solutions. We have approximately 50 customers worldwide, whom we service from our support offices in the United States and Israel.

We target companies in the utility, telecommunications, retail, healthcare, auto insurance and general service industries that have distributed mobile workforces, strong commitments to customer satisfaction, extensive service agreements, and a need to improve their service operations. We believe that these industries provide substantial growth opportunities for our products and services.

Our historical growth has occurred organically as well as through acquisitions. In February 2002, we acquired Alpharetta, Georgia-based iMedeon, Inc. In July 2004, we acquired another mobile workforce management company, Tampa, Florida-based Utility Partners, and in June 2005, we acquired substantially all of the assets of e-Wise Solutions of Australia, a provider of front-office automation solutions to the utilities sector, which we later sold as part of our sale of ViryaNet PTY Ltd. in December 2011. These acquisitions have provided us with domain expertise, an installed base of customers in the utilities market, our primary market focus, and significant partnerships, and have furthermore enabled us to incorporate additional features, functions and technology into our advanced product platform.

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

Markets

We deliver state-of-the-art solutions specific to the needs of key markets, including utilities, telecommunications and cable/broadband companies, retail/grocery companies, healthcare, insurance companies, and general service providers. We reach prospects within each of these markets through our direct sales force, supported by marketing campaigns, as well as through our partner network, including, among others, GE Energy, Mitchell International, Schneider/Telvent, Amdocs and Vodafone.

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

Healthcare. Within the healthcare sector, we target healthcare service providers that manage a mobile workforce of medical staff.

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

Our revenues are derived mainly from the sale of software licenses and from maintenance and services that we provide in support of our software. The following table describes, for the periods indicated, the percentage of revenues represented by each of these categories of revenues in our consolidated statements of operations:

	Year Ended December 31,
	2009	2010	2011
Category of Revenues:
Software licenses	14.9%	15.3%	16.0%
Maintenance and services	85.1%	84.7%	84.0%

Total	100.0%	100.0%	100.0%

The following table breaks down the revenues from our products and services by geographic market, stated as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Region	2009	2010	2011
North America	92.9%	84.8%	90.0%
Europe and Middle East	4.4	7.8	7.3
Asia Pacific	2.7	7.4	2.7

Total	100.0%	100.0%	100.0%

Our sales personnel operate through our United States subsidiary and cover North America, Europe and the Asia Pacific regions. Our sales and marketing staff consists of professionals in a variety of fields, including marketing and media relations, direct sales, technical sales consultants, product management, and business development. As of December 31, 2011, we employed 14 sales, marketing, product management and business development personnel.

We intend to expand our marketing and implementation capacity through the use of third parties, including systems integrators, vendors of complementary products and providers of service applications. By employing third parties in the marketing and implementation process, we expect to enhance sales by taking advantage of the market presence of these third parties.

Our North American strategy utilizes a direct sales model, supplemented by key partners like GE Energy and Mitchell International. Our international strategy uses mostly indirect sales channels in order to sell effectively into local markets and perform certain implementation activities on our behalf. We expect to benefit from marketing programs and leads generated by these partners, as well as from cooperation from the sales forces of these partners in sales opportunities. We will continue to explore and establish indirect sales channels through relationships with agents, local resellers who offer complementary products and solutions, global systems integrators, and application service providers.

In Europe, we continue to utilize our global partners GE Energy, Telvent and Amdocs, along with our partner Vodafone, which has developed a specialized practice dedicated to the implementation of ViryaNet’s solutions and providing post-contract maintenance and support. All of our partners and their customers are supported by our business development, customer care, and professional services organizations in the United States and Israel.

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

What is ViryaNet G4?

A comprehensive mobile workforce management solution, performing the following business functions:

•	Manages all work and all resources

•	Creates assignments plans

•	Provides real-time communication to and from the mobile workforce

•	Increases visibility into operational metrics

What does ViryaNet G4 do?

•	Provides a complete set of resource planning tools to help manage the entire planning spectrum (workforce buildup, backlog management, daily schedules)

•	Ensures optimal daily schedules to best reflect service business priorities

•	Models the entire service business in order to provide transparency, accountability and flexibility throughout the organization

•	Leverages industry best practices and cost-effectively extends to meet unique business needs

What does ViryaNet G4 mean to customers?

•	Finds the optimal operating point for their service organization, saves dollars by eliminating inefficiencies in their workforce, and provides better service.

•	Differentiates their service operations and strives for continuous improvement.

ViryaNet G4 “Secret Sauce”

•

G4 is the first and only solution to introduce a scheduling engine that optimizes for multiple (likely conflicting) business objectives, guided only by customer service priorities and not relying upon a subjective, cumbersome tuning exercise.

•

G4 is the first and only solution to auto-tune the scheduling algorithm, avoiding the risk of having a far-from-optimal schedule as changes happen in customers’ work environment. G4 introduced a unique approach for capturing business processes industry best practices by embedding a standard-based Business Process Engine with its solution. ViryaNet G4 Mobile Workforce Management BPMTM is a set of business processes that capture the essence of scheduling, dispatch and exception management in field service but at the same time is extensible and continues to improve.

•

G4 introduced a unique approach for capturing business processes industry best practices by embedding a standard-based Business Process Engine with its solution. ViryaNet G4 Mobile Workforce Management BPMTM is a set of business processes that capture the essence of scheduling, dispatch and exception management in field service but at the same time is extensible and continues to improve.

ViryaNet G4 Product Suite

The ViryaNet G4 Product Suite helps a customer’s organization achieve operational excellence through automation, agility, and visibility. ViryaNet G4’s integrated process-oriented components address the full lifecycle of mobile workforce management, providing unmatched flexibility to start with a single component or the entire suite, depending on a customer’s business objectives. With ViryaNet G4, a customer’s service organization has the ability to plan, execute, and monitor long-term trends and short-term, dynamic events to continuously achieve operational goals.

Planning

Planning is a critical link to productivity in a customer’s business processes. If it is wrong, a customer loses ground to the competition. If it is right, a customer positions itself to optimize its response and meet budget and customer expectations. ViryaNet G4 enables:

•	Strategic Planning

•	Tactical Planning

•	Schedule Optimization

Execution

A customer may have plans that differ from the “real world.” Each time a customer’s mobile workforce rolls out into the real world, the customer needs to be prepared to proactively deal with the exceptions to its plans. With ViryaNet G4, a customer can automate the “routine”, get real-time information on what is really happening, and receive alerts about exceptions, so the customer can handle these exceptions proactively. ViryaNet G4 provides [assistance] with the following:

•	Dispatch Management

•	Field Application

•	Inventory & Asset Management

Monitoring

Information is one of the most important assets people have. Normal business processes produce quantities of information at every step in the process. ViryaNet G4 gives our customers visibility into historical and real-time information and enables our customers’ reporting tools to share the wealth of information collected via ViryaNet G4, including by providing:

•	Reports & Dashboards

Infrastructure

ViryaNet G4 offers tools to implement, configure, utilize, and maintain its full functionality, including:

•	Software Lifecycle Management

Solutions

ViryaNet G4 provides our customers with best practices and specific out-of-the-box content with unique capabilities for the most challenging environments, enabling continuous field service operational excellence.

•	BPM Blueprint for Mobile Workforce Management

•	Smart Meter for Utilities

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

•

Telvent—IT solutions and information provider which was acquired by Schnieder Electric S.A.in 2011. Telvent markets, sells, and services ViryaNet solutions in the utilities, oil and gas, and telecommunications markets in Spain, Portugal and Latin America

Competition

The markets for mobile workforce management applications and the automation of field service delivery are highly competitive, yet fragmented and stratified, although a number of our traditional competitors have been acquired by larger companies. We compete for the business of global or nationwide organizations that seek to support complex and sophisticated products across a variety of industries. We compete against companies such as, but not limited to, Service Power Technologies, Oracle, Ventyx (acquired in 2010 by ABB Ltd.), ClickSoftware Ltd and TOA Technologies. Our primary competitors in commercial and other general field service markets include enterprise application solution providers such as Astea International Inc. and Metrix Inc., along with traditional ERP and CRM software application vendors such as Oracle Corporation and SAP A.G.

We compete against two primary types of field service solutions: Field service optimization vendors that focus on customer/engineer process optimization, which means getting the right technician to the right place at the right time, and End-to-end field service management vendors that look across the entire set of service processes (across verticals or applying vertical/industry focus).

We would normally apply a best-of-breed strategy using our product secret sauce when competing against the first group, and leverage our partners strategy when competing against the second.

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

Name of Subsidiary (1)	Country (and State, if applicable) of Incorporation
ViryaNet, Inc.	Delaware, USA
Utility Partners, Inc. (*)	Delaware, USA
iMedeon, Inc. (*)(**)	Georgia, USA

(*)	Wholly-owned subsidiary of ViryaNet, Inc.
(**)	Inactive

(1) In April 2007, we formally dissolved our Japanese subsidiary, ViryaNet Japan KK. In December 2011 we sold our Australian subsidiary ViryaNet Pty Ltd, and filed an application for striking off our United Kingdom subsidiary ViryaNet Europe Ltd., which became effective in April 2012.

Property, Plants and Equipment

We do not own any real property. We lease approximately 6,000 square feet of space in Jerusalem, Israel, used primarily for research and development, with an annual average rent of approximately $137,000. The lease agreement for these premises expires on October 31, 2014.

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

The majority of our revenues are derived from customers in North America, with the balance generated by customers in the European and Asia Pacific regions. The percentage of revenues derived from North America increased from 84.8% in 2010 to 90.0% in 2011, whereas the percentage of revenues derived from the Asia Pacific region decreased from 7.4% of total revenues in 2010 to 2.7% of total revenues in 2011, due to our completion in 2011 of a large project in Asia that started in 2010. The percentage of revenues derived from Europe in 2011 was 7.3%, similar to the 7.8% in 2010. Achieving future growth in the percentage of revenues derived from Europe and Asia Pacific will depend upon the degree of success of our partners in Europe, principally GE Energy and Vodafone, in closing license sales with new customers. We price our products based on market conditions in each jurisdiction where we operate. Historically, a significant portion of our revenues has been derived from a small number of relatively large customers and we expect this trend to continue. See, among the above “Risk Factors” in Item 3, “Historically, our revenues have been concentrated in a few large orders and a small number of customers. Our business could be adversely affected if we lose a key customer.”

Overview of Cost of Revenues

Our cost of revenues consists of the cost of software license revenues and cost of maintenance and services. The cost of software license revenues consists mostly of (i) costs of third-party software that is either embedded in our software or licensed for resale from third-party software providers to enhance the functionality of our software and (ii) amortization of acquired technology. The cost of acquired technology is established as part of the purchase price allocation related to the acquisitions of Utility Partners, Inc. and e-Wise Solutions and is amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with ASC 350 (“Goodwill and Other Intangible Assets”). The cost of our acquired technology was fully amortized as of December 31, 2009 and no amortization cost was included in the cost of revenues in 2010 or 2011. Cost of maintenance and services consists of (i) salaries and related expenses of our professional services organization employees, third-party consultants and contractors, (ii) third party software support, (iii) amortization of stock-based compensation, (iv) depreciation of fixed assets and (v) facilities and other administrative expenses incurred in support of these personnel. We expect the annual increase in the cost of services to approximate the growth of professional services revenue, if such revenues grow, on an annual basis.

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

Sales and marketing expenses consist of (i) salaries and commissions for sales and marketing employees and consultants, (ii) amortization of acquired customer relationship, (iii) office expenses, (iv) travel costs, (v) printing and distribution expenses, (vi) market research expenses, (vii) advertising and promotional expenses, (viii) facilities and other administrative expenses and (ix) amortization of stock-based compensation. The cost of customer relationship is established as part of the purchase price allocation related to the acquisitions of Utility Partners, Inc. and e-Wise Solutions, and amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with ASC 350. The cost of our customer relationship was fully amortized as of December 31, 2010, and no amortization cost was included in the cost of revenues in 2011.

General and administrative expenses consist of (i) salaries for administrative, executive and finance personnel, (ii) information system costs, (iii) insurance costs, (iv) accounting expenses, (v) legal expenses, (vi) professional fees, (vii) facilities and other administrative expenses and (viii) amortization of stock-based compensation.

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

In 2010, the NIS appreciated relative to the dollar by approximately 6%, whereas in 2011 the NIS depreciated relative to the dollar by approximately 7.7% (in each case, measured based on the change in the currency exchange rate from the start to the end of the year). The Israeli consumer price index furthermore increased during 2010 and 2011 at the rate of 2.7% and 2.2% respectively, thereby escalating the adverse effect that the appreciation of the NIS had upon the dollar-measured cost of our Israeli operations in 2010, and mitigating the positive impact that the depreciation of the NIS had upon the dollar-measured cost of our Israeli operations in 2011. Also, NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative U.S. dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. The caption “Financial expenses, net” in our consolidated financial statements includes the impact of these factors as well as traditional interest income or expense.

Seasonality

Our operating results are generally not characterized by a seasonal pattern.

Recently Issued Accounting Standards

In September 2011, the Financial Accounting Standards Board, or FASB, issued a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update will be effective for us beginning January 1, 2012 and early adoption is permitted. We did not elect to early adopt it and we do not expect the adoption of this new guidance will have a material impact on our financial statements.

In June 2011, the FASB issued guidance to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity. The guidance is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB indefinitely deferred certain provisions of this guidance. We do not expect the adoption of this new guidance will have a material impact on our financial statements.

In May 2011, the FASB issued guidance to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements, and will become effective for the Company beginning January 1, 2012. We do not expect the adoption of this new guidance will have a material impact on our financial statements.

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

We do not grant right-of-return to our customers. We generally provide a warranty period of three months. As of December 31, 2011 and 2010, the provision for warranty cost was immaterial.

Allowance for Doubtful Accounts

We evaluate the collectability of accounts receivable based on a combination of factors related to our customers. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial down-grading of credit ratings), we may record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we may recognize reserves for doubtful accounts based on the length of time the receivables are past due and on our historical experience in collecting such receivables. During 2010 and 2011, no reserve for bad debts was required.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. We recorded goodwill of approximately $2.8 million related to our acquisition of iMedeon on February 25, 2002, $3.7 million related to our acquisition of Utility Partners, Inc. on July 29, 2004, and $0.6 million related to our acquisition of substantially all of the assets of e-Wise Solutions on June 15, 2005 through our Australian subsidiary ViryaNet Pty Ltd. As a result the sale of ViryaNet Pty in December 2011, the goodwill and all other assets and liabilities related to our Australian subsidiary were eliminated from our balance sheet as of December 31, 2011.

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

Goodwill impairment testing is a two-step process. The first step is a comparison of the fair values of our reporting units to their respective carrying amounts. A reporting unit is the operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. We have determined that our company represents a single reporting unit, which is equivalent to the consolidated company. We believe that a step-one test performed on an enterprise value basis (equity value plus debt less cash and cash equivalents) would provide a better indication of whether a potential impairment of goodwill exists and a step-two test should be performed, than a step-one test performed on our equity carrying value basis.

Our consolidated company represents a single reporting unit, and because of that, our company’s estimated fair value is compared to its enterprise book value as a whole. If the reporting unit’s estimated fair value is equal to or greater than that reporting unit’s enterprise book value, no impairment of goodwill exists and the testing is complete at the first step. However, if the reporting unit’s enterprise book value is greater than the estimated fair value, the second step must be completed to measure the amount of impairment of goodwill, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill with its carrying amount to measure the amount of impairment loss, if any. If the implied fair value of goodwill is less than the carrying value of goodwill, then impairment exists and an impairment loss is recorded for the amount of the difference.

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

The estimated fair value of our company as a reporting unit as of December 31, 2011 was substantially in excess of its enterprise book value. Therefore, no impairment of goodwill was recorded.

Long-lived Assets other than Goodwill

We are required to assess the impairment of long-lived assets (other than goodwill), tangible and intangible, under ASC 360-10 (“Accounting for the Impairment or Disposal of Long-Lived Assets,”) on a periodic basis, when events or changes in circumstances indicate that the carrying value thereof may not be recoverable. Recoverability of property and equipment and other intangible assets is measured by comparing the projected undiscounted net cash flows associated with those assets to their carrying values. If an asset is considered impaired, it is written down to fair value, which is determined based on the asset’s projected discounted cash flows or appraised value depending on the nature of the asset. The determination of the value of such intangible assets requires management to make assumptions regarding estimated future cash flows and other factors to determine the fair value of such assets. If these estimates or the related assumptions change in the future, we could be required to record impairment charges. We have reviewed the long lived assets and determined that the unamortized portion of our long-lived assets, other than goodwill, of approximately $0.1 million, is not subject to an impairment charge as of year-end 2011. All other intangible assets (excluding goodwill) were fully amortized as of December 31, 2010.

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

We did not grant any stock options during 2009, 2010 or 2011. During 2009, 2010 and 2011, we granted restricted shares to employees, directors and consultants. All restricted shares were granted for no consideration. In accordance with ASC 718-10, restricted shares are measured at their fair value as if they were vested and issued on the grant date; therefore, their fair value was equal to the share price at the date of grant. We recognize compensation expenses for the value of the awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

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

Operating Results

The following table describes, for the periods indicated, the percentage of revenues represented by each of the items appearing in our consolidated statements of operations:

	Year Ended December 31,
	2009	2010	2011
Revenues:
Software license	14.9%	15.3%	16.0%
Maintenance and services	85.1	84.7	84.0

Total revenues:	100.0	100.0	100.0
Cost of revenues:
Software licenses	0.6	0.7	0.6
Maintenance and services	36.8	37.6	36.3

Total costs of revenues	37.4	38.3	36.9
Gross profit	62.6	61.7	63.1

Operating expenses:
Research and development	10.6	9.8	16.7
Sales and marketing	26.1	27.0	29.4
General and administrative	16.9	15.0	17.7

Total operating expenses	53.6	51.8	63.8
Operating income (loss)	9.0	9.9	(0.7)
Financial expenses, net	1.6	2.3	1.3
Income (loss) from continuing operations before income taxes	7.4	7.6	(2.0)
Taxes on income	0.5	0.6	0.0
Income (loss) from continuing operations	6.9	7.0	(2.1)
Discontinued operations
Loss from discontinued operation net of income tax	(1.8)	(0.5)	(1.4)
Gain on disposal of discontinued operations net of income taxes	—	—	1.3
Net income (loss) from discontinued operations	(1.8)	(0.5)	(0.1)
Net income (loss)	5.1	6.5	(2.2)

For purposes of the above and below tables, we have reclassified our historical results of operations to remove the operations of disposed entities from our revenues and expenses, collapsing the net income or loss from these operations into a single line within discontinued operations.

The following table sets forth statements of operations data for each of the three years in the three-year period ended December 31, 2011 (in thousands):

	2009	2010	2011
Statement of Operations Data:
Revenues:
Software licenses	$1,453	$1,574	$1,549
Maintenance and services	8,298	8,735	8,122

Total revenues	9,751	10,309	9,671
Cost of revenues:
Software licenses	62	68	56
Maintenance and services	3,591	3,873	3,513

Total cost of revenues	3,653	3,941	3,569
Gross profit	6,098	6,368	6,102

Operating expenses:
Research and development, net	1,029	1,010	1,614
Sales and marketing	2,546	2,782	2,847
General and administrative	1,648	1,551	1,708

Total operating expenses	5,223	5,343	6,169
Operating income (loss)	875	1,025	(67)
Financial expenses, net	155	237	129

Income (loss) from continuing operations before taxes	720	788	(196)
Taxes on income	47	69	9

Net income (loss) after taxes	$673	$719	$(205)

Discontinued operations
Loss from discontinued operation net of income tax	(177)	(50)	(136)
Gain on disposal of discontinued operations net of income taxes	—	—	122

Net income (loss) from discontinued operations	(177)	(50)	(14)
Net income (loss)	496	669	(219)

Geographic Distribution

Tabular information concerning the distribution of our revenues according to region, stated as a percentage of our total revenues, for each of the three years in the three year period ended December 31, 2011, is set forth in “Item 4. Information on the Company— Markets” above.

Comparison of Fiscal Years Ended December 31, 2010 and 2011

Revenues

Our total revenues decreased by approximately $0.6 million or 6.2% from $10.3 million in 2010 to $9.7 million in 2011. The decrease in revenues is attributable to a decline in revenues from maintenance and services by approximately $0.6 million, from $8.7 million to $8.1 million, while license revenues in 2011 remained at the same level as in 2010, at $1.5 million. From a geographic perspective, our revenues in North America remained steady in 2010 and 2011, constituting $8.7 million in each such year. Our revenues from the Asia Pacific region decreased by $0.5 million, from $0.8 million in 2010 to $0.3 million in 2011, due to a large implementation project in Asia conducted in 2010 that was not replaced by a similar project in 2011. Revenues in Europe declined slightly, from $0.8 million in 2010 to $0.7 in 2011. From a channels perspective, the contribution of revenue from indirect sales decreased, from 43% of sales in 2010, to 29% of sales in 2011, whereas direct sales contribution increased from 57% of revenue in 2010 to 71% of revenue in 2011. Direct sales increased by $1.0 million in 2011, while indirect sales decreased by $1.6 million in 2011, in each case, compared to the prior year, resulting from a higher number of direct sales consummated during 2011.

Software License Revenues

As alluded to above, software license revenues remained at the same level of 2010 in 2011, at $1.5 million, comprised mostly of North American-based revenues in both years.

As a percentage of total revenues, software licenses constituted 16% of total revenues in 2011, which was slightly higher than the 15.3% of revenues in 2010. There were no rate changes in our license fees that had a material impact on our license revenues.

Maintenance and Services Revenues

As alluded to above, our maintenance and services revenues decreased by 7% in 2011, due mainly to completion of an implementation project conducted in Asia in 2010, which was not replaced by a similarly-sized project in 2011.

As a percentage of total revenues, maintenance and services constituted 84% of total revenues in 2011, which was similar to the 84.7% of total revenues in 2010. There were no rate changes in our maintenance and services fees that had a material impact on our revenues.

Cost of Revenues

Total cost of revenues decreased by 9.4%, from $3.9 million in 2010 to $3.5 million in 2011, based on the combined impact of changes in cost of software licenses and cost of maintenance and services, as further explained below.

Cost of Software Licenses

The cost of software license revenue did not change significantly from 2010 to 2011, and the cost of software license revenue as a percent of software license revenue slightly decreased from 4.3% in 2010 to 3.6% in 2011.

Cost of Maintenance and Services

The cost of maintenance and services revenue decreased from 2010 to 2011, by 9.3%, or $0.4 million, primarily as a result of (i) allocation of maintenance and service personnel to other departments, at a cost of $0.3 million, (ii) a decrease of $0.2 million in third party software support cost, offset, in part, by (iii) $0.1 million of base salary increases. Maintenance and services revenue costs as a percentage of maintenance and services revenues decreased moderately, from 44.3% in 2010 to 43.3% in 2011.

Operating Expenses

Research and Development Expenses

Our net research and development expenses rose by $0.6 million, from $1.0 million in 2010 to $1.6 million in 2011, as we increased our investment in R&D projects during 2011. The increase in 2011 was due to (i) allocation of personnel from other departments to our research and development department, at a cost of $0.3 million, (ii) $0.1 million of base salary increases and (iii) hiring of new employees at a cost of $0.2 million. Our net research and development expenses increased significantly as a percentage of revenues, from 9.8% of revenues in 2010 to 16.7% in 2011.

We expect that we will continue to devote a significant portion of our revenues to research and development to enhance our existing products, add enhancements to improve the quality and configurability of our software, and develop new features and functionality that will benefit all of our customers.

Sales and Marketing Expenses

Our sales and marketing expenses remained at a similar level— $2.8 million— in each of 2010 and 2011, constituting 29.4% of revenues in 2011, compared to 27% of revenues in 2010. Base salary increases of $0.1 million and increase in marketing programs of $0.1 million in 2011 were offset by a $0.1 million reduction in amortization costs due to the expiration in 2010 of acquired customer relations related to our acquisition of Utility Partners.

General and Administrative Expenses

Our general and administrative expenses were $1.7 million, or 17.7% of revenues, in 2011, compared to $1.6 million, or 15.0% of revenues, in 2010, a moderate increase of $0.1 million due to salary increases during 2011.

Financial Expenses, net

Financial expenses, net, decreased from $0.24 million in 2010 to $0.13 million in 2011. This decrease was primarily attributable to the depreciation of the NIS relative to the U.S. dollar in 2011 compared to an appreciation of the NIS relative to the U.S. dollar in 2010, offset, in part, by an increase in interest and factoring fees in 2011 compared to 2010.

Discontinued Operations

As described previously, we disposed of our subsidiaries in Australia (ViryaNet Pty) and the UK (ViryaNet Europe) during 2011. We incurred in 2011 a loss of $0.14 million from discontinued operations, which was greater than the loss of $0.05 million in 2010, due to increased operating expenses in 2011. The sale of ViryaNet Pty and the disposal of ViryaNet Europe resulted in a gain from disposal of discontinued operations of $0.12 million in 2011.

Comparison of Fiscal Years Ended December 31, 2009 and 2010

Revenues

Our total revenues increased by approximately $0.6 million or 5.7% from $9.7 million in 2009 to $10.3 million in 2010. Revenues from maintenance and services rose by approximately $0.4 million, from $8.3 million to $8.7 million, which was accompanied by an increase in revenues from software licenses of $0.1 million, from $1.5 million in 2010 to $1.6 million in 2011. From a geographic perspective, our revenues in North America decreased by $0.3 million, from $9 million to $8.7 million, due mostly to a large implementation project that was completed in 2009. Our revenues from the Asia Pacific region increased by $0.5 million, from $0.3 million in 2009 to $0.8 million in 2010, due to a large implementation project conducted in 2010. Revenues in Europe increased by $0.4 million, from $0.4 million in 2009 to $0.8 million in 2010 due to two license transactions in Europe that were closed in 2010. From a channels perspective, the contribution of revenue from indirect sales increased from 31% of sales 2009, to 43% of sales in 2010, whereas direct sales contribution decreased from 69% of revenue in 2009 to 57% of revenue in 2010. The volume of indirect sales increased by $1.4 million in 2010, while direct sales volume decreased by $0.9 million in 2010, in each case compared to the prior year.

Software License Revenues

As alluded to above, software license revenues increased by 8.3% in 2010, from $1.5 million in 2009 to $1.6 million in 2010. This increase of $0.1 million was attributable to an increase in license deals in Europe closed during 2010.

As a percentage of total revenues, software licenses constituted 15.3% of total revenues in 2010, which was slightly higher than the 14.9% of revenues in 2009. There were no rate changes in our license fees that had a material impact on our license revenues.

Maintenance and Services Revenues

As alluded to above, our maintenance and services revenues increased by 5.3% in 2010, due to a large implementation projects conducted in 2010 in the Asia Pacific region, offset partially by a completion of a large implementation project in 2009 in the U.S.

As a percentage of total revenues, maintenance and services constituted 84.7% of total revenues in 2010, which was similar to the 85.1% of total revenues in 2009. There were no rate changes in our maintenance and services fees that had a material impact on our revenues.

Cost of Revenues

Total cost of revenues increased by 7.9%, from $3.7 million in 2009 to $3.9 million in 2010, resulting from the rise in cost of maintenance and services, as further explained below.

Cost of Software Licenses

The cost of software licenses was similar in both 2009 and 2010— $0.06 million in each such year.

Cost of Maintenance and Services

The cost of maintenance and services increased from 2009 to 2010, by 7.9%, or $0.3 million, primarily as a result of (i) $0.1 million of base salary increases and cost of new headcount recruitment, (ii) an increase of $0.1 million related to the depreciation in the average value of the New Israeli Shekel against the US dollar in 2010 and (iii) allocation of personnel from other departments in 2010, at a cost of $0.1 million. Maintenance and services costs as a percentage of maintenance and services revenues increased moderately, from 43.3% in 2009 to 44.3% in 2010.

Operating Expenses

Research and Development Expenses

Our net research and development expenses remained unchanged in 2010 relative to 2009, constituting of $1.0 million in each year. In 2010, an increase of $0.1 million due to allocation of research and development personnel to professional services was offset by a $0.1 million decrease in funding for a research and development project by one of our customers. Our net research and development expenses declined slightly as a percentage of revenues, from 10.6% of revenues in 2009 to 9.8% in 2010.

We expect that we will continue to devote a portion of our revenues to research and development to enhance our existing products, add enhancements to improve the quality and configurability of our software, and develop new features and functionality that will benefit all of our customers.

Sales and Marketing Expenses

Our sales and marketing expenses increased from $2.5 million, or 26.1% of revenues, in 2009, to $2.8 million, or 27% of revenues in 2010, a year over year increase of $0.3 million or 9.3%. This increase was primarily attributable to (i) marketing programs and related travel expenses of $0.2 million and (ii) $0.1 million of salary increases and additional sales and marketing personnel costs.

General and Administrative Expenses

Our general and administrative expenses were $1.5 million, or 15.0% of revenues, in 2010, compared to $1.6 million, or 16.9% of revenues, in 2009, a slight decrease of $0.1 million due to a reduction in insurance costs and other fees.

Financial Expenses, net

Financial expenses, net, increased from $0.16 million in 2009 to $0.24 million in 2010. This increase was primarily attributable to the greater appreciation of the NIS relative to the U.S. dollar in 2010 compared to 2009.

Discontinued operations

As described previously, we disposed of our subsidiaries in Australia (ViryaNet Pty) and the UK (ViryaNet Europe) during 2011. We have reclassified our historical results of operations to remove the operations of these entities from our revenues and expenses, collapsing the net income or loss from these operations into a single line within discontinued operations. We incurred in 2010 a loss of $0.05 million from discontinued operations, which was less than the loss of $0.18 million in 2009, due to higher revenues in 2010.

Effective Corporate Tax Rate

Our effective corporate tax rate reflects a mix of the United States and Israeli statutory tax rates on our United States and Israeli income. Following the tax reform enacted in 2003, an Israeli company is subject to tax on its worldwide income. An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence, subject to certain conditions. Israeli taxpayers are also subject to tax on income from a controlled foreign corporation, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if such subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income, or capital gains).

On January 1, 2006, an additional tax reform was enacted relating primarily to profits from investments. The main goal of the reform was to unify the tax rates applicable to profits from investments, such as interest, capital gains and dividends. In addition, under the reform, the tax rate applicable to companies was reduced to 26% in 2009, 25% in 2010 and 24% in 2011. Under an amendment to the Israeli Income Tax Ordinance enacted in July 2009, the corporate tax rate was scheduled to be further reduced to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016. On December 5, 2011, the Law for Change in the Tax Burden (Legislative Amendments) (Taxes), 2011, or the Tax Burden Law, was published by the Israeli Parliament, or the Knesset. The Tax Burden Law cancelled the scheduled progressive reduction of the corporate tax rate and instead fixed the corporate tax rate at 25% for 2012 and onwards.

In 2009, 2010 and 2011, the main reconciling item of the statutory tax rate (26% in 2009, 25% in 2010 and 24% in 2011) to the effective tax rate for our company (6.53% in 2009, 8.76% in 2010 and (4.59%) in 2011) was tax loss carryforwards and other deferred tax assets for which a full valuation allowance was provided.

As of December 31, 2011, we had net operating loss carry forwards for tax reporting purposes of approximately $62.6 million in the United States and $33.2 million in Israel. In the United States, the Internal Revenue Code limits the use in any future period of net operating loss carry forwards following a significant change in ownership interests.

Liquidity and Capital Resources

How We Have Financed Our Business

On September 19, 2000, we completed our initial public offering, or IPO. In that offering, we raised gross proceeds of $32.0 million and issued 80,000 Ordinary Shares at an effective price of $400.00 per Ordinary Share (as adjusted to reflect our one-for-ten reverse share split in May 2002 and our one-for-five reverse share split in January 2007). Since the time of our IPO, we have financed our operations primarily through additional sales of our Ordinary Shares through private placements or incurrence of convertible debt, bank related financings and sale of receivables. Historically, cash flow from operations has not been sufficient to fund operations without the use of these additional financing measures.

Sources of Cash

Equity or Convertible Debt Financings

During 2007 and 2008, we raised approximately $1.2 million of cash, excluding transaction related expenses, in a financing transaction involving our sale of Ordinary Shares, convertible notes and warrants. The transaction consisted of the following:

On December 19, 2007, we completed a private placement to a group of new financial investors, to whom we refer as the Lewis Opportunity Fund Group, that involved our issuance of (i) 363,636 Ordinary Shares at a price of $1.65 per Ordinary Share, for aggregate consideration of $600,000, (ii) a non-interest bearing convertible note in the amount of $161,000 with a conversion price of $1.65 per Ordinary Share, (iii) a non-interest bearing convertible note in the amount of $439,000 with a conversion price of $1.65 per Ordinary Share, subject to our shareholders’ approval, and (iv) warrants to purchase an aggregate of 600,000 Ordinary Shares at an exercise price of $2.00 per Ordinary

Share, subject to our shareholders’ approval. The convertible notes have no maturity date and can only be converted into Ordinary Shares. On January 31, 2008, our shareholders approved the issuance of the $439,000 convertible note and the warrants mentioned above. The warrants expired in December 2010.

On June 30, 2011, we entered into a share purchase agreement with Jerusalem Technology Investments Ltd,, or the Investor, a company with which two of our directors—Samuel HaCohen and Vladimir Morgenstern— and one of our major shareholders (Jerusalem High-tech Founders, Ltd.) are affiliated. Pursuant to the agreement, the Investor committed to invest $250,000 in our company for 250,000 of our Ordinary Shares, reflecting a price of $1.00 per Ordinary Share, within 31 days from the date of the agreement. To date, the Investor has made a total investment of $125,000 under the share purchase agreement ($50,000 in June 2011 and $75,000 in February 2012). This equity financing constituted an extraordinary transaction with an entity in which two of our directors possessed a personal interest and therefore required and received the approval of our audit committee and Board of Directors pursuant to the provisions of the Companies Law.

We have also obtained convertible debt financing from LibertyView Special Opportunities Fund, L.P., or LibertyView, in August 2005, for which we have an outstanding face-amount obligation of $480,000 that is due in full in August 2013. The debt bears interest of 7.5%, payable quarterly, and may be converted to Ordinary Shares at the discretion of LibertyView at any time during the term of the loan at a price of $11.025 per Ordinary Share.

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

On December 18, 2011 Bank Hapoalim agreed to convert a short term credit in the amount of $0.36 million and a long-term loan balance in the amount of $0.1 million to a long-term loan in the total amount of $0.46 million, payable in 11 monthly payments starting February 6, 2013. The interest is payable monthly starting January 6, 2012 at a rate of a one month LIBOR plus 5.7%.

As of March 31, 2012, our aggregate outstanding borrowings with Bank Hapoalim was approximately $1 million, which consisted of (i) short-term borrowings of approximately $0.1 million which is drawn in NIS with interest payable quarterly at a rate of prime plus 3.3%, (ii) the outstanding balances on our above-described long-term loans arrangements of approximately $0.4 million with interest rate of 3 months LIBOR plus 3.25% and $0.5 million with interest rate of 1 months LIBOR plus 5.7%.

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

On March 12, 2012 we received from Bank Hapoalim a waiver of our bank covenants for the remaining quarters of 2012 and for the first quarter of 2013. In connection with the waiver we paid fees of $7,500 to the bank.

To ensure compliance with such above-described bank covenants, we are trying to control our cost structure while maximizing our cash collection efforts. However, we have not succeeded at complying with the bank covenants since they were modified by Bank Hapoalin in 2007. In the event that we are unable to maintain compliance with the bank covenants, we will need to request additional waivers from the bank. If we breach the covenants and are unable to obtain a waiver, the bank may call its loan or credit line. In such an event, we would need to seek alternate financing for our business operations. However, we cannot provide assurance that any such alternate financing would be available on terms acceptable to us or at all. See the risk factor it Item 3 above entitled “We will need sufficient funds to re-pay our loans from Bank Hapoalim and Bank Otsar Ha-Hayal, which may be subject to immediate repayment if we do not meet our repayment schedule or meet specified conditions”.

Government Guaranteed Bank Financing

A new source of cash that we only recently began to draw upon is a government-guaranteed business loan. On June 28, 2011 we received an approval from the State Guaranteed Medium Business Assistance Fund, or the Fund, for a loan in the amount of NIS 2,100,000 (approximately $606,411, based on the exchange rate of NIS 3.463: US$1 reported by the Bank of Israel on June 28, 2011), guaranteed by the Israeli government. The disbursement of the loan to us was contingent upon our securing an equity investment of at least NIS 500,000. The required equity investment may be executed in one of two manners: (i) a restricted shareholders’ loan payable after five years, or (ii) an equity investment in which the investors receive our shares.

On July 7, 2011, following our receipt of NIS 170,000, or $50,000, via an equity investment by Jerusalem Technology Investments pursuant to the share purchase agreement dated June 30, 2011 (as described in Item 7 below— under “Related Party Transactions—Equity Financing”), thereby meeting, in part, the condition for disbursement of the loan, we received part of the total amount approved to us under the loan— NIS 750,000— from the Fund’s participating bank, Bank Otsar Ha-Hayal. The loan bears annual interest at the rate of the Israeli prime rate, plus 3.5% (equal to 8.57% as of the time of the initial loan disbursement), and the principal is to be repaid in 49 equal monthly payments of NIS 18,080 each (which includes interest as well), beginning on August 6, 2012. Interest is payable on a monthly basis beginning on August 6, 2011.

The balance of the loan, or NIS 1,350,000, was disbursed to us on September 6, 2011. The loan bears annual interest at the rate of the Israeli prime rate, plus 3.5%, payable monthly starting October 7, 2011 and the principal is payable in 49 equal monthly payments of NIS 32,545 each (which includes the interest as well), beginning on September 8, 2012. Since we did not initially receive the equity investment balance of NIS 330,000 as of the date of the disbursement of the loan balance, on September 6, 2011, as required under the loan terms set by the Fund, Bank Otsar Ha-Hayal restricted our access to an amount of $140,000 in cash from the loan proceeds until such time as we receive the equity investment balance of NIS 330,000.

The loan is guaranteed by the Israeli government, based on an approval from Israel’s State Guaranteed Medium Business Assistance Fund, and by a personal guarantee of Samuel HaCohen, our Chairman of the Board of Directors.

As of March 31, 2012, our aggregate outstanding borrowings from Bank Otsar Ha-Hayal under Fund-guaranteed loans were approximately $0.6 million, which consist of the two portions of the loan described above, in a total amount of NIS 2,100,000.

Sale of Receivables

From time to time, we sell receivables to financial and other institutions under arrangements in which a factoring company pays us the amount of the accounts receivable, less an agreed upon commission and interest, and we irrevocably assign to the factoring company the accounts receivable sold without recourse to us. Our ability to sell such receivables in the future to these or other institutions under the same terms and conditions currently available to us is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions’ policies from time to time.

Cash

As of December 31, 2011, we had cash and cash equivalents of $104,000, compared to $97,000 as of December 31, 2010. In summary, in 2011, net cash provided by operating activities was $135,000, and an additional $146,000 of net cash was provided by financing activities; these amounts were offset, in part, by $275,000 of net cash used in investing activities.

In 2011, net cash provided by operating activities was $0.13 million, reflecting primarily our net loss of $0.2 million, while eliminating $0.1 million gain from disposal of subsidiaries, and adjusted to account for non-cash items, including (i) an increase of $0.6 million in other accounts payable, (ii) an increase of $0.3 million in trade payables, (iii) a decrease of $0.2 million in trade and other receivables and (iv) a decrease of $0.9 million in deferred revenue, while also reflecting the following additional adjustments for non-cash items: (x) depreciation and amortization of $0.1 million, and (y) stock based compensation of $0.1.

In 2010, net cash provided by operating activities was $0.33 million, reflecting primarily our net income from operations of $0.7 million, adjusted to account for non-cash items, including (i) a decrease of $0.2 million in other accounts payable, (ii) a decrease of $0.1 million in trade payables, and (iii) an increase of $0.5 million in trade receivables, and also reflecting the following additional non-cash items: (x) depreciation and amortization of $0.3 million, and (y) stock based compensation of $0.2.

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

In 2011 net cash used in investing activities was $275,000, reflecting cash use for purchase of property and equipment and a long-term receivable. In 2010 and 2009, net cash used in investing activities was $100,000 and $7,000, respectively, reflecting cash use for purchase of property and equipment.

Net cash provided by financing activities during 2011 was $0.15 million, which included $0.55 million of cash proceeds from new bank loans, $0.19 million from a short-term bank credit and $0.05 million from an equity investment in our company, offset in part by $0.5 million of cash used for repayment of long-term bank loans and $0.14 million of cash that was classified as restricted cash.

Net cash used in financing activities during 2010 was $0.3 million, which included $0.45 million of cash used for repayments of short-term and long-term bank loans and a decrease of $0.1 million in short-term bank credit, offset, partially, by cash proceeds of $0.25 million from a new long term bank loan. Net cash used in financing activities during 2009 was $0.35 million, which included $0.45 million of cash used for repayments of short-term and long-term bank loans, offset, in part, by $0.1 million of cash provided by an increase in short-term bank credit.

Future Cash Needs

In addition to our need to continue to meet our payment obligations to Bank Hapoalim and Bank Otsar Ha-Hayal under the terms of our debt arrangements and to LibertyView under the terms of the convertible debt that we issued to it, our capital requirements will depend on numerous factors, including market demand for, and acceptance of, our products, the resources we devote to developing, marketing, selling and supporting our products, and the timing and extent of establishing additional international operations. We intend to continue investing significant resources in our selling and marketing, and research and development operations in the future. We believe that our cash and cash equivalents and funds generated from operations will be sufficient to finance our operations for at least until the end of 2012. Our ability to achieve profitability using our currently available cash and cash equivalents and funds generated from operations will depend on our ability to increase our revenues while continuing to control our expenses. We cannot assure you that we will be able to sustain profitability, particularly given the risk factors outlined earlier in this annual report on Form 20-F. If we are not successful doing so, we may be required to seek new sources of financing, such as the government-guaranteed loan described above. If additional funds are raised through issuance of equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of Ordinary Shares, and the terms of these securities could impose restrictions on our operations, and will result in additional dilution to our shareholders. Our ability to raise additional secured debt may require the consent of Bank Hapoalim and LibertyView. The limited volume of trading in our Ordinary Shares on the OTCQB could significantly impair our ability to raise capital should we desire to do so in the future, as it may materially impair the market price and trading market for the Ordinary Shares received by investors in a financing transaction.

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

Our research and development net expenditures for 2009, 2010 and 2011 were $1.0 million, $1.0 million and $1.6 million, respectively (see the risk factor titled “We may need to further expand our sales, marketing, research and development and professional services organizations but may lack the resources to attract, train and retain qualified personnel, which may hinder our ability to grow and meet customer demands” in Item 3 above).

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

During 2001, 2002 and 2003, we received grants from the OCS in an aggregate amount of $372,000. During 2009, 2010, and 2011 we made royalty payments of $700, $3,500 and $2,800, respectively, to the OCS in respect of these grants. As of December 31, 2011, we have an outstanding contingent liability to pay royalties in the amount of approximately $400,000, including interest, to the OCS.

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

During 2010, our total revenues increased by 5.7% compared to 2009. This increase was largely attributable to a growth of 5.3% in our maintenance and services revenues, from $8.3 million in 2009 to $8.7 million in 2010, and to a lesser extent, to an increase of 8.3% in our software license revenues, from $1.5 million in 2009 to $1.6 million in 2010. The growth of our maintenance and services revenues, which was a good indicator of existing and new customers’ continuous interest in additional services projects, did not add favorably to our gross margins, due to an increase in our employee compensation costs and unfavorable currency exchange rates changes in 2010.

Contrary to 2010, in 2011, our total revenues declined by 6.1% compared to 2010, while our software license revenues in 2011 remained similar to 2010, constituting $1.5 million and 16% of our total revenues. This provided an indication that despite reduction in implementation projects, there is buying interest in our products. The decline in our services revenues in 2011 was not directly related to any changes in the amount of our software license sales but was instead related to the completion of some large professional services engagements that began in 2010 and did not contribute as much revenue in 2011.

As a result of the continuation of the global slowdown or, in some instances, the very slow recovery of the global economy, we began to experience in the last two quarters of 2008, and we have continued to experience during 2009, 2010 and 2011, its adverse impact on customers’ demand for our products and services. We anticipate that this trend may continue for so long as global macroeconomic uncertainties are prevalent.

Another significant trend that we have noted that has impacted our financial results recently— commencing in 2008 and continuing into 2009, 2010 and 2011— is an increase in the volatility of currency exchange rates, particularly the U.S. dollar- New Israeli Shekel. As described elsewhere in this annual report, our revenues and financial results generally are reported in U.S. dollars, yet in 2011, a significant portion— approximately 30%— of our expenses were incurred in New Israeli Shekels. Therefore, to the extent that the NIS appreciates relative to the U.S. dollar, or, even if the NIS devaluates in relation to the U.S. dollar, if the rate of inflation in Israel exceeds such rate of devaluation or the timing of such devaluation lags behind inflation in Israel, we are subject to increased dollar costs for our operations. The recent significant fluctuations in exchange rates make it difficult for us to decipher a unidirectional trend, but the mere existence of such fluctuations increases the likelihood that our operating results may also fluctuate in an erratic fashion as a result thereof. The NIS-U.S. dollar exchange rate, which increased from NIS 3.549 per U.S. dollar at the end of 2010 to NIS 3.821 per U.S. dollar at the end of 2011, has declined slightly thus far in 2012, falling to 3.715 at the end of March 2012.

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

Tabular Disclosure of Contractual Obligations

Contractual Obligations as of December 31, 2011 (1)

	Payments due by Period (US$ in thousands)
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Short-term bank debt	$115	$115	$—	$—	$—
Long-term bank debt (1)	$1,499	$498	$751	$250	$—
Long-term convertible debt (1)	$480	$—	$480	$—	$—
Operating leases (2)	$1,420	$362	$672	$386	$—
Accrued severance pay, net (3)	$434	$—	$—	$—	$—
Uncertain income tax position (4)	$40	$—	$—	$—	$—
Total Contractual Obligations:	$3,988	$975	$1,903	$636	$—

(1)	See “Liquidity and Capital Resources-Bank Financing” for a description of our long-term bank debt
(2)	Includes payments under non-cancelable operating lease agreements for facilities and automobiles.
(3)	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the relevant employee and there is no obligation if the employee voluntarily resigns. See also Note 2 of the Notes to Consolidated Financial Statements included elsewhere in this annual report for further information regarding accrued severance pay.
(4)	This row reflects our uncertain income tax position under ASC 740-10. ASC 740-10 relates to a situation in which income taxes are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 13 of the Notes to Consolidated Financial Statements included elsewhere in this annual report for further information regarding our liability under ASC 740-10.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Name	Age	Position
Samuel I. HaCohen	54	Executive Chairman of the Board of Directors
Memy Ish-Shalom	52	President and Chief Executive Officer
Yohanan Engelhardt	54	Chief Financial Officer
Nir Diskin	46	Vice President, Engineering
Vladimir Morgenstern	54	Director
Arie Ovadia	63	Director
Nati Perry	58	Director
Austin W. Lewis IV	36	Director
Andy Ben-Artzy	66	Director

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

Memy Ish-Shalom has served as our president and chief executive officer since January 2006 and had served as our chief operating officer from February 2001 until November 2002. Prior to rejoining ViryaNet, Mr. Ish-Shalom served as the chief executive officer of Wadago, Ltd., an Israeli based privately held company that has developed a product set for enabling visibility and control for file-based application integration. Prior to Wadago, Ltd., Mr. Ish-Shalom served as the chief operating officer at Waltham-based Guardium, Inc., a leader in real-time enterprise database monitoring and protection (acquired by IBM). Mr. Ish-Shalom served as vice president of customer care and billing at Amdocs from April 2000 until November 2000. During the period from May 1989 until April 2000, Mr. Ish-Shalom was employed at ViryaNet and served in a number of senior management positions, including research and development manager, general manager of Israeli operations, and executive vice president of engineering. Mr. Ish-Shalom holds a Bachelor of Science degree in computer science from the Hebrew University of Jerusalem.

Yohanan Engelhardt was appointed as our chief financial officer in May 2012. Prior to that, beginning in 1996, Mr. Engelhardt served as our Vice President of Finance. Prior to joining ViryaNet, from 1994 to 1996, Mr. Engelhardt served as the chief financial officer of Aryt Industries, which develops, manufactures, and markets electronic products for the military market through its subsidiary Reshef Technologies. From 1990 to 1994 Mr. Engelhardt served as the chief financial officer of Keter Publishing House. Mr. Engelhardt is a Certified Public Accountant in both the United States and Israel and holds a B.A. in Accounting and Economics from the Hebrew University of Jerusalem.

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

Arrangements or understandings concerning appointments of directors

Telvent Investments, S.L., or Telvent, the holder of 297,081 of our Ordinary Shares, possesses the right to designate a member of our Board of Directors. Telvent’s previous appointee, Javier Garoz Neira, resigned in 2011 and as of the date of this annual report, no director has been appointed on behalf of Telvent.

Other than as described immediately above, there are no arrangements or understandings pursuant to which any of our directors or members of senior management were elected as such. There are furthermore no family relationships among any such directors or members of our senior management.

Compensation

The aggregate remuneration that we paid to our directors and executive officers as a group in salaries, fees, commissions and bonuses for the year ended December 31, 2011 was approximately $1.3 million, including $0.2 million to two former officers. The aggregate amount set aside or accrued during 2011 to provide pension, retirement or similar benefits for our directors and executive officers, pursuant to any existing plan provided by and/or contributed to by us, was approximately $24,000.

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

All restricted shares that we granted in 2010 and 2011 did not require payment of consideration by the grantees thereof. In general, restrictions on some restricted shares lapse at a rate of 50% per year over two years from the date of grant and some shares are released from restriction upon grant or within the first year after the grant, All restricted shares granted to executive officers and directors would be released from restriction upon our consummation of a merger, acquisition or similar transaction in which there is a change of control of our company.

Board Practices

The following table sets forth certain information concerning our current directors and executive officers:

Name	Current Office(s) Held	Commencement of Office	Expiration/Renewal Of Current Term of Office
Samuel I. HaCohen	Executive Chairman of the Board of Directors	March 1998	upon 6 months advance notice
Memy Ish-Shalom	President and Chief Executive Officer	January 2006	upon 3 months advance notice
Yohanan Engelhardt Nir Diskin	Chief Financial Officer Vice President, Engineering	May 2012 January 2006	upon 3 months advance notice upon 30 days advance notice
Vladimir Morgenstern (3)	Director	July 1999	2012 Annual Meeting
Arie Ovadia (1),(2)	Director	December 2006	2012 Annual Meeting
Nati Perry (2) (3)	Director	December 2007	2012 Annual Meeting
Austin W. Lewis IV (3)	Director	February 2010	2012 Annual Meeting
Andy Ben-Artzy (1) (2)	Director	February 2010	2013 Annual Meeting

(1)	External Director under the Companies Law

(2)	Member of Audit Committee
(3)	Member of Compensation Committee

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

External Directors

Companies Law Requirement

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

Unaffiliated Directors Under the Companies Law

Under a recent amendment to the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. An “unaffiliated director” is defined as an external director and as a director who meets the following criteria:

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

The foregoing amendment to the Companies Law further provides that a company may also elect to impose, via the adoption of a propose set of corporate governance rules, certain independence requirements with respect to the composition of the board of directors as a whole. Those requirements, if undertaken by a company, mandate that (i) if the company has no controlling shareholder or no shareholder that holds at least 25% of the company’s voting rights, most of the members of the board must be unaffiliated directors, whereas (ii) if the company has a controlling shareholder or a shareholder that holds at least 25% of the voting rights, then at least one-third of the directors need to be unaffiliated directors.

As of the date of this annual report, we have not elected to impose these additional board independence requirements.

Audit Committee

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

Conflicts of Interest

An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, or take any other action required under the Companies Law, unless at the time of approval a majority of the committee’s members are present, of whom a majority consist of unaffiliated directors and at least one of them is an external director.

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

Compensation Committee

Our board of directors has appointed a compensation committee, which advises the board on matters concerning the compensation of our employees and consultants and on such other matters for which the board may request the committee’s advice. The compensation committee has an exclusively advisory role, and our board does not delegate any of its ultimate authority to the committee; thus, the committee does not have the authority to pass any resolutions which bind our company in any manner whatsoever.

Messrs. Lewis, Morgenstern, and Perry are the members of our compensation committee.

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

Employees

As of December 31, 2011, we had 23 employees in Israel, and 37 in the United States. Of our 60 employees, 12 were engaged in research and development, 15 in sales, marketing and business development, 25 in professional services and technical support and 8 in finance, administration and operations.

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

Share Ownership

As of April 5, 2012, the aggregate number of our Ordinary Shares (including 326,797 Ordinary Shares which may be issued upon conversion of Preferred A Shares at a one-for-one ratio and including 363,636 Ordinary Shares that may be issued upon exercise of options and warrants, conversion of convertible notes and vesting of restricted shares that are exercisable, convertible or that have vested, or that will become exercisable, convertible or will vest within 60 days of April 5, 2012) that are beneficially owned by our directors and executive officers as a group was 1,721,904, constituting 44.2% beneficial ownership interest in our company (The above number does not take into effect restricted Ordinary Shares that have been granted to executive officers and directors but which will not be released from restriction within 60 days of April 5, 2012).

The aggregate number of our Ordinary Shares beneficially owned by our directors and executive officers as a group also includes (i) Ordinary Shares, as well as Ordinary Shares underlying Preferred A Shares, that are held by Jerusalem High-tech Founders, Ltd. and Ordinary Shares that are held by Jerusalem Technology Investments Ltd., since two of their respective affiliates serve on our Board of Directors and, accordingly, such affiliates may be deemed to be the beneficial owners of the Ordinary Shares held thereby (although these affiliates disclaim such beneficial ownership, except to the extent of their respective pecuniary interests therein), and (ii) Ordinary Shares, and Ordinary Shares issuable upon conversion of convertible notes, in each case that are held by Lewis Opportunity Fund Group and its affiliates, since an affiliate thereof serves on our Board of Directors and may be deemed to be the beneficial owner thereof. The aggregate number of our Ordinary Shares beneficially owned by our directors and executive officers as a group excludes the 297,081 Ordinary Shares held by Telvent since none of our current directors and officers is affiliated with Telvent (despite its above-described general Board designation rights). See Item 7- “Major Shareholders and Related Party Transactions” below for more details concerning the beneficial ownership of our Ordinary Shares by our individual directors and executive officers. Other than as detailed in Item 7 below, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

As of April 5, 2012, under our equity compensation plans, 22,986 restricted Ordinary Shares, granted to our directors and executive officers, had not yet been released from restrictions and will not be released from restriction within 60 days of April 5, 2012. The restricted Ordinary Shares had been granted for no consideration. Also as of April 5, 2012, no options were outstanding that had been granted to our directors and executive officers under our equity compensation plans.

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

In the past, we maintained a 1996 Stock Option and Incentive Plan, 1997 Stock Option and Incentive Plan, 1998 Stock Option and Incentive Plan and 1999 Stock Option and Incentive Plan, each of which has expired. The 291,466 Ordinary Shares that were still available for grant of additional options under these plans prior to the expiration thereof were transferred to the 2005 Share Option Plans. All options granted under those 1996, 1997, 1998 and 1999 plans have expired.

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

As of April 5, 2012, grants of restricted shares relating to a total of 26,319 Ordinary Shares, in the aggregate, were outstanding under the 2005 Share Option Plans, and 170,451 Ordinary Shares were available for additional grants under the 2005 Share Option Plans.

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

Major Shareholders

The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of April 5, 2012 for each person or group that we know owns 5% or more of our outstanding Ordinary Shares, and for our directors and executive officers as a group.

We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any Ordinary Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days of April 5, 2012. Because the holders of our Preferred A Shares are entitled to identical rights as holders of our Ordinary Shares (except that Preferred A Shares have superior liquidation preferences) and because the Preferred A Shares are convertible into Ordinary Shares on a one for one basis at any time at the election of the holders thereof, we have included such shares together with our Ordinary Shares in calculating the number of shares held, and beneficial ownership percentages, provided below, indicating, however, where applicable, as to the number of Preferred A Shares included in the ownership of any shareholder listed below. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table possess sole voting and investment power for all Ordinary Shares held by them. Applicable percentage ownership in the following table is based on 3,892,111 Ordinary Shares outstanding as of April 5, 2012, which include 326,798 Ordinary Shares issuable upon conversion of an equivalent number of Preferred A Shares.

Ordinary Shares Beneficially Owned

Name and Address	Number		Percent of Class
Lewis Opportunity Fund Group 45 Rockefeller Center Suite 2570 New York, NY 10111	800,272	(1)	18.8%
Jerusalem High-tech Founders, Ltd. c/o Hamotal Insurance Agency 9 HaRatom Street Har Hotzvim Jerusalem 41450 Israel	502,354	(2)	12.9%
LibertyView Special Opportunities Fund, LP LibertyView Capital Management Neuberger Berman, LLC 111 River Street – Suite 1000 Hoboken, NJ 07030-5776	431,202	(3)	11.0%
Memy Ish-Shalom	247,586		6.4%
1 Grant Road, Westborough, MA, 01581
Telvent Investments, S.L.	297,081		7.6%
Valgrande 6, 28108 Alcobendas, Madrid, Spain
All directors and executive officers as a group (9 persons)	1,721,904	(4)	44.2%

(1)	Includes

(i) 325,605 Ordinary Shares and (ii) 60,606 Ordinary Shares that may be issued upon a conversion of convertible note at a fixed conversion price of $1.65 per Ordinary Share, held by Lewis Opportunity Fund LP;

(iii) 91,031 Ordinary Shares held by LAM Opportunity Fund LP;

(iv) 303,030 Ordinary Shares that may be issued upon a conversion of convertible note at a fixed conversion price of $1.65 per Ordinary Share, held by W.A. Lewis IV; and

(v) 20,000 Ordinary Shares held by Mr. Lewis, who serves on our Board of Directors and has a financial interest in The Lewis Opportunities Fund Group.

(2)	Includes (i) 1,315 Ordinary Shares held by Jerusalem High-tech Founders Ltd., (ii) 125,000 Ordinary Shares held by Jerusalem Technology Investments Ltd., an affiliate of Jerusalem High-tech Founders Ltd., (iii) 53,225 Ordinary Shares, in the aggregate, held by Mr. HaCohen and Mr. Morgenstern, who serve on our Board of Directors and have a financial interest in Jerusalem High-tech Founders, Ltd., and (iv) 322,814 Preferred A Shares, which can be converted to Ordinary Shares on a one-for-one basis at any time, held by Jerusalem High-tech Founders Ltd.
(3)	Includes (i) 387,665 Ordinary Shares, and (ii) 43,537 Ordinary Shares issuable upon conversion of the $480,000 balance of the convertible debt owed to LibertyView, which may be converted at any time at a fixed conversion price of $11.025 per Ordinary Share.
(4)

Includes options and restricted shares granted to our directors and executive officers that are exercisable or for which the restrictions thereon lapse within 60 days of April 5, 2012. This number includes the following shares beneficially owned by those directors and executive officers who beneficially own more than 1% of our outstanding shares: (i) 469,995 shares or 12.1% of our outstanding shares beneficially owned by Samuel HaCohen, the Executive Chairman of our Board of Directors, out of which (a) 20,866 Ordinary Shares are held directly by Mr. HaCohen and (b) 322,814 Preferred A Shares and 1,315 Ordinary Shares are held by Jerusalem High-tech Founders Ltd (“Jerusalem High-tech”) and 125,000 Ordinary Shares that are held by Jerusalem Technology Investments Ltd (“Jerusalem Technology”), an affiliate of Jerusalem High-tech Founders Ltd., which Mr. HaCohen may be deemed to beneficially own due to his status as an affiliate of Jerusalem High-tech and Jerusalem Technology; (ii) 481,488 shares or 12.4% of our outstanding shares beneficially owned by Vladimir Morgenstern, a director of ours, out of which (a) 32,359 Ordinary Shares are held directly by Mr. Morgenstern, and (b) 322,814 Preferred A Shares and 1,315 Ordinary Shares are held by Jerusalem High-tech and 125,000 Ordinary Shares that are held by Jerusalem Technology which Mr. Morgenstern may be deemed to beneficially own due to his status as an affiliate of Jerusalem High-tech and Jerusalem Technology (the 322,814 Preferred A Shares, 1,315 Ordinary Shares held by Jerusalem High-tech and the 125,000 Ordinary Shares beneficially owned by Jerusalem Technology are included only once under the aggregate directors and executive officers’ beneficial ownership); (iii) 247,586 Ordinary Shares or 6.4% of our Ordinary Shares held by Memy Ish-Shalom, our president and chief executive officer; (iv) 800,272 shares or 18.8% of our outstanding shares, beneficially owned by Austin W. Lewis IV, a director of ours, out of which (a) 20,000 Ordinary Shares are held by Mr. Lewis, and (b) 780,272 Ordinary Shares are beneficially owned by Lewis Opportunity Fund Group and its affiliates (as described in footnotes 1(i), 1(ii) and 1(iii) above), which Mr. Lewis may be deemed to beneficially own due to his financial interest in the Lewis Opportunity Fund Group; (v) 92,282

Ordinary Shares or 2.4% of our Ordinary Shares held by Yohanan Engelhardt, our chief financial officer and (vi) 40,000 Ordinary Shares or 1% of our Ordinary Shares held by Nati Perry, a member of our Board of Directors. The number of shares in this row which are counted as beneficially owned by our executive officers and directors excludes the 297,081 Ordinary Shares held by Telvent since none of our current directors or officers is affiliated with Telvent (despite its general Board appointment rights).

Other than as detailed immediately above, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of April 5, 2011, there were 129 holders of record of our Ordinary Shares (including Ordinary Shares issuable upon conversion of our outstanding Preferred A Shares), of which 91 record holders holding 2,622,143, or approximately 67%, of our outstanding Ordinary Shares (including Ordinary Shares issuable upon conversion of our Preferred A Shares) reside in the United States. These numbers are not representative of the number of beneficial holders of our shares, nor are they representative of where such beneficial holders reside, since many of these shares were held of record by various nominees (including CEDE & Co, the U.S. nominee company of the Depository Trust Company, which holds of record approximately 37% of our outstanding shares).

Our major shareholders do not have different voting rights than any other holders of our shares.

Recent Significant Changes in the Percentage Ownership of Major Shareholders during the past three years:

Except as described below (under “Related Party Transactions”), during the past three years there have been no significant changes in the percentage ownership of major shareholders.

Related Party Transactions

Debt Owed by an Officer of a Former Subsidiary

On December 31, 2011, we completed the sale of 100% of the common stock of ViryaNet Pty, to Hosking Family Trust, owned by the former general manager of ViryaNet Pty, Mark Hosking, to whom we refer as the Buyer, for consideration of $340,000. The consideration is being paid as follows; $100,000 was due on January 2, 2012, and the balance of $240,000 will be paid over a period of four years in equal quarterly installments starting March 31, 2012, and bears a fixed annual interest of 3.5%, paid quarterly (we refer to these deferred payments as the Long-term Receivable). The Long-term Receivable repayment is secured through a personal guarantee provided by the Buyer as security for the full repayment of the Long-term Receivable. This transaction constituted an extraordinary transaction with the Buyer who possessed a personal interest and was therefore approved by our audit committee and Board of Directors in accordance with the requirements of the Companies Law.

Equity Financing

On June 30, 2011, we entered into a share purchase agreement with Jerusalem Technology Investments Ltd., or the Investor, a company with which two of our directors—Samuel HaCohen and Vladimir Morgenstern— and one of our major shareholders (Jerusalem High-tech Founders, Ltd.) are affiliated. Pursuant to the agreement, the Investor committed to invest $250,000 in our company for 250,000 of our Ordinary Shares, reflecting a price of $1.00 per Ordinary Share, within 31 days from the date of the agreement, To date, the Investor has made a total investment of $125,000 under the share purchase agreement ($50,000 in June 2011 and $75,000 in February 2012). This equity financing constituted an extraordinary transaction with an entity in which two of our directors possessed a personal interest and therefore required, and received, the approval of our audit committee and Board of Directors pursuant to the provisions of the Companies Law.

Loans

In June 1999, our Board of Directors approved our issuance to Mr. HaCohen of 3,478 Series C-2 Preferred Shares (which were converted into 3,478 Ordinary Shares upon the closing of our IPO), in consideration of his payment of $100,000, the funds for which Mr. HaCohen borrowed from us. The loan was approved by our shareholders in June 2000 and bears annual interest at the rate of 6.5%. Repayment of the loan is due when Mr. HaCohen sells or otherwise disposes of the shares subject to the loan. In addition, we, in our sole discretion, may call for immediate repayment of the loan and the interest thereon in the event that (i) Mr. HaCohen becomes bankrupt or files a motion for bankruptcy, or (ii) Mr. HaCohen ceases to remain in the employment of our company for any reason.

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

Item 9.	The Offer and Listing

Market Price Information

Through April 30, 2012, the high and low reported sales prices for our Ordinary Shares were as follows for the periods indicated below:

Period	High	Low
Years ended:
December 31, 2011	$1.15	$0.42
December 31, 2010	1.50	0.60
December 31, 2009	1.50	0.10
December 31, 2008	1.90	0.15
December 31, 2007	4.40	1.01
Quarters:
2012
First Quarter, ended March 31, 2012	1.00	0.45
2011
Fourth Quarter, ended December 31, 2011	0.86	0.42
Third Quarter, ended September 30, 2011	0.85	0.55
Second Quarter, ended June 30, 2011	1.10	0.56
First Quarter, ended March 31, 2011	1.15	0.75
2010
Fourth Quarter, ended December 31, 2010	0.95	0.70
Third Quarter, ended September 30, 2010	0.85	0.60
Second Quarter, ended June 30, 2010	1.11	0.80
First Quarter, ended March 31, 2010	1.50	0.62

Most Recent Six Months	High	Low
April 2012	1.00	1.00
March 2012	1.00	0.90
February 2012	0.95	0.55
January 2012	0.59	0.45
December 2011	0.58	0.42
November 2011	0.86	0.51

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

On March 4, 2010, our Ordinary Shares became eligible once again for quotation and trading on the OTCBB under the ticker symbol “VRYAF”, and, in April 2010, upon the launch by OTC Markets Group of its new OTCQB marketplace for reporting issuers who are current in their Exchange Act reports, our Ordinary Shares began to be quoted in that marketplace under the ticker symbol “VRYAF” as well. In October 2010, our Ordinary Shares ceased to be quoted on the OTCBB, and are currently quoted only on the OTCQB under the ticker symbol “VRYAF”.

For further information, see “Risk Factors—Our Ordinary Shares are quoted on the OTCQB, and previously were quoted on the Pink Sheets, which has adversely affected, and may continue to adversely affect, the market price of, and trading market for, our Ordinary Shares” in Item 3 above.

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

General Meetings

Under the Companies Law, we are required to hold an annual general shareholders meeting once in every calendar year within a period of not more than fifteen (15) months after the last preceding annual general shareholders meeting. All general shareholders meetings other than annual general shareholders meeting are deemed to be special shareholders meetings. Our Board of Directors may call for a general shareholders meeting whenever it sees fit, and, under the Companies Law, is required to call a general shareholders meeting upon a demand in writing by (i) a shareholder or shareholders holding at least 5% of the outstanding shares and 1% of the voting rights in the company, or (ii) a shareholder or shareholders holding at least 5% of the voting rights in the company. Subject to applicable law and regulations, prior notice of at least 21 days of any general shareholders meeting, specifying the place, date and hour of the meeting, shall be given to the shareholders of the Company. No business shall be transacted at any general shareholders meeting unless a quorum is present when the meeting proceeds to business. For all purposes, the quorum shall not be less than two (2) shareholders present in person, or by proxy, or deemed by the Companies Law to be present at such meeting, holding, in the aggregate, at least thirty-three and one-third percent (33 and  1/3%) of the voting rights in our issued share capital. If, within half an hour from the time appointed for the meeting, a quorum is not present (or within such longer time not exceeding one (1) hour as the Chairman of the meeting may decide), the meeting, if convened upon the requisition of the shareholders, shall be dissolved; in any other case, it shall stand adjourned to the same day in the next week at the same place and time (unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday), or any other day, hour and/or place as the directors shall notify the shareholders. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any two shareholders present personally or by proxy or by any other valid instrument, shall constitute a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened.

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

Taxation

The following is a discussion of Israeli and United States tax consequences material to our shareholders. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Holders of our Ordinary Shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of Ordinary Shares, including, in particular, the effect of any foreign, state or local taxes.

United States Federal Income Tax Consideration

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of our Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations; or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of our Ordinary Shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty. This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.- Israel Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. The Company will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold Ordinary Shares through a partnership or other pass-through entity are not considered. Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of our Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for our Ordinary Shares to the extent thereof, and then capital gain.

Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2012, after which time dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the U.S.-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends, if distributed, will be qualified dividend income if our Ordinary Shares are readily tradable on NASDAQ or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. A U.S. Holder will not be entitled to the preferential rate: (i) if the U.S. Holder has not held our Ordinary Shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (ii) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation. The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under “Non-U.S. Holders of Ordinary Shares.”) Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of our Ordinary Shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of ordinary U.S. federal income tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to our Ordinary Shares if such U.S. Holder has not held our Ordinary Shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to our Ordinary Shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds our Ordinary Shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Medicare Contribution Tax

For taxable years beginning after December 31, 2012, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or, in the case of estates and trusts, on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent that the U.S. Holder’s total adjusted income exceeds applicable thresholds.

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

In general, if a corporation is classified as a foreign investment company at any time during the period a United States holder holds the corporation’s stock, any gain from the sale or exchange, or distribution treated as an exchange, of stock in that corporation by the United States holder will be taxable as ordinary income to the extent of the United States holder’s ratable share of the corporation’s accumulated earnings and profits. We cannot provide any assurance that we will not be classified as a foreign investment company because it is difficult to make accurate predictions of the amount of stock United States holders will directly or indirectly own in us.

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

Backup Withholding and Information Reporting

Dividends on our Ordinary Shares, and payments of the proceeds of a sale of our Ordinary Shares, paid within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding (currently at a rate of 28%, but increases to 31% for taxable years beginning after December 31, 2012) unless (i) the payer is entitled to, and does in fact, presume the United States holder of our Ordinary Shares is a corporation or other exempt recipient or (ii) the United States holder provides a taxpayer identification number on a properly completed Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a credit against a United States holder’s United States federal income tax liability and may entitle that United States holder to a refund, provided that required information is furnished to the Internal Revenue Service.

Under the Hiring Incentives to Restore Employment Act of 2010 (to which we refer as the HIRE Act), some payments to “foreign financial institutions” in respect of accounts of U.S. shareholders at such financial institutions may be subject to withholding at a rate of 30%. IRS guidance indicates that when final regulations are issued, they will provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2015. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our Ordinary Shares. See ”Non-U.S. Holders of Ordinary Shares.”

Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares. A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our Ordinary Shares or the proceeds from the disposition of our Ordinary Shares if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the United States; (2) in the case of a disposition of our Ordinary Shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and other specified conditions are met; (3) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates. In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides on an applicable Form W-8 (or a substantially similar form) a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own Ordinary Shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, Ordinary Shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes specified diligence and reporting obligations or (ii) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. IRS guidance indicates that when final regulations are issued they will provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2015. You should consult your tax advisor regarding the HIRE Act.

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

General Corporate Tax Structure

Israeli companies were generally subject to corporate tax at the rate of 24% for the 2011 tax year. The corporate tax rate was scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and onwards. On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011, or the Tax Burden Law, which, among other changes, effective from 2012 canceled the scheduled progressive reduction in the corporate tax rate for 2012 and onward, and increased the corporate tax rate to 25% in 2012 and subsequent years. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, as discussed below, may be considerably less.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

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

Under the Industry Encouragement Law, Industrial Companies are entitled to certain tax benefits, including:

•

Deduction of the cost of purchases of patents or the right to use a patent or know how used for the development or promotion of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•	The right to elect, under specified conditions, to file a consolidated tax return with other related Israeli industrial companies;

•	Accelerated depreciation rates on equipment and buildings; and

•	A straight-line deduction of expenses related to a public offering over a three–year period commencing on the year of offering.

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

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Even though we believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law, we cannot assure you that the Israeli tax authority will agree or that we will continue to qualify as an industrial company or be able to take advantage of any of the benefits described above under the Industry Encouragement Law in the future.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended on April 1, 2005 (to which we refer as the 2005 Amendment) and as of January 1, 2011 (to which we refer as the 2011 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remained in force, but any benefits granted subsequently were subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 may choose to continue to enjoy such benefits, provided that certain conditions are met, or instead may elect to forego such benefits and elect for the benefits of the 2011 Amendment.

The following discussion is a summary of the Investment Law prior to the 2005 Amendment and 2011 Amendment as well as the relevant changes contained in such amendments.

Tax Benefits Before the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an Approved Enterprise, is entitled to certain benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee. A company that wished to receive benefits had to receive an approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor, or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

A company owning an Approved Enterprise may elect to forego certain government grants extended to Approved Enterprises in return for an alternative package of tax benefits, or the Alternative Benefits Program. Under the Alternative Benefits Program, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for a period of between two and ten years, or the Exemption Period, beginning with the first year the company derives taxable income under the program after the commencement of production, depending on the geographic location of the Approved Enterprise within Israel. After the Exemption Period, the company will be eligible for the reduced tax rates of 10%-25%, depending on the extent of foreign investment in the company. These tax benefits are granted for a limited period not exceeding seven years, or ten years for a company whose foreign investment level exceeds 25%, from the first year in which the Approved Enterprise has taxable income, after the year in which production commenced (as determined by the Investment Center). However, the period of benefits may in no event exceed the lesser of twelve years from the year in which the production commenced (as determined by the Investment Center) or fourteen years from the year of receipt of Approved Enterprise status, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments is approved, the company’s effective tax rate reflects a weighted combination of the applicable rates.

The tax benefits under the Investment Law also apply to a company’s income that is generated from (i) the grant of a right of use with respect to know-how developed by the Approved Enterprise, (ii) income generated from royalties and (iii) income derived from a service which is ancillary to such right of use or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business. The tax benefits under the Investment Law are generally not available with respect to income derived from products manufactured outside of Israel.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or FIC. An FIC that is eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly-owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company.

The following table sets forth the tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program.

Percentage of non-Israeli ownership	Tax Rate
Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

Dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate under an applicable tax treaty. This withholding tax is deductible at source by the company. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to twelve years thereafter. After such period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply. Under the Investment Law, a company that has participated in an Alternative Benefits Program is not obligated to distribute retained profits, and may generally decide from which year’s profits to declare dividends. In addition, a company that pays a dividend out of tax-exempt income generated by its Approved Enterprise will be required to recapture the deferred corporate income tax applicable to the amount distributed (grossed up to reflect such tax) at the rate which would have been applicable to such income had such income not been exempted from tax under the Investment Law. This rate generally ranges from 10% to 25%, depending on the extent of non-Israeli shareholdings in the company.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The entitlement to the above benefits is based upon the fulfillment of the conditions stipulated by the law, the regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprise. In the event of failure to comply with these conditions, we would be required to refund the amount of tax benefits, plus a Consumer Price Index (CPI) linkage adjustment and interest.

Our third Approved Enterprise program under the Investment Law, before the 2005 Amendment, which was approved in April 1998 and which entitled us to some tax benefits, subject to certain conditions, expired in April 2012. Our production facilities had, in the past, been granted “Approved Enterprise” status under the Investment Law, for two additional investment programs, which were approved in February 1989 and March 1995, but which had subsequently expired.

Because we currently have no taxable income, the benefits from our April 1998 Approved Enterprise program were not utilized prior to the program’s expiration in April 2012. Income derived from this program, for which we had elected the Alternative Benefits Program, was to be exempted from tax for a period of ten years, starting in the first year in which we generate taxable income from the Approved Enterprise, subject to a condition that we would have a certain minimum number of professional employees. We did not meet this condition and since the status of Approved Enterprise has expired for this investment program, we are not entitled to any future benefits under this investment program or any other investment program.

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

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment includes revisions to the criteria for investments qualified to receive tax benefits. This amendment applies to new investment programs and investment programs commencing in 2004 and thereafter, but does not apply to investment programs approved prior to March 31, 2005. However, the 2005 Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval. The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the instrument of approval. Furthermore, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. However, the 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions that generally require that at least 25% of the Approved Enterprise’s income will be derived from export.

Pursuant to the 2005 Amendment, it is no longer necessary for a company to obtain the advance approval of the Investment Center in order to receive tax benefits. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the 2005 Amendment (we refer to the facilities subject to such a claim as a Benefited Enterprise). Companies may, at their discretion, in order to provide greater certainty, elect to apply for a pre-ruling from the Israeli tax authority regarding their eligibility for benefits under the 2005 Amendment. The Investment Law includes provisions attempting to ensure that a company will not enjoy both government grants and tax benefits for the same investment program.

Tax benefits are available under the 2005 Amendment for production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 12 million people. In order to receive the tax benefits, the amendment states that the company must make an investment in fixed assets in the Benefited Enterprise that meets all the conditions set out in the amendment for tax benefits and that exceeds a minimum amount specified in the Investment Law. Such investment allows the company to receive a Benefited Enterprise status and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise, to which we refer as the Year of Election. Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted-average of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a minimum amount or certain percentage of the company’s production assets, determined as of the end of the year before the expansion.

The duration of tax benefits is subject to a limitation of seven to ten years from the Commencement Year (the Commencement Year being defined as the later of: (i) the first tax year in which the company had derived income for tax purposes from the Benefited Enterprise or (ii) the Year of Election) provided that 12 years have not elapsed from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to the company:

•

Similar to the currently available Alternative Benefits Program, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax Exemption Period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that may be distributed. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

•

A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

The Investment Law also provides that a Benefited Enterprise is entitled to accelerated depreciation on its property and equipment that are productive assets as defined in 2005 Amendment.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, then it may be required to refund the amount of tax benefits, together with the CPI linkage adjustment and interest, or other monetary penalty.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and instead introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and onward. A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership (a) that was registered under the Israeli Partnerships Ordinance and (b) all limited partners of which are companies incorporated in Israel, but not all of them are governmental entities, which, in the case of the company and limited partnership referenced in clauses (i) and (ii), have, among other things, Preferred Enterprise status and are controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Such corporate tax rate will be reduced to 12.5% and 7%, respectively, in 2013-2014 and to 12% and 6% in 2015 and thereafter, respectively. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld.

Furthermore, the 2011 Amendment provides relief with respect to tax paid on a dividend received by an Israeli company from profits of an Approved or Benefited Enterprise that was accrued during the benefits period according to the Investment Law prior to its amendment, if the company distributing the dividend notifies the Israeli Tax Authority by June 30, 2015 that it is applying the provisions of the 2011 Amendment and the dividend is distributed after the date of the notice.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that: (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise that chose to receive grants before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while, provided that certain conditions are met, the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (24% in 2011 and 25% in 2012), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should be made by way of an application to the Israeli Tax Authority by June 30, 2011 and may not be withdrawn); and

(ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an Alternative Benefits Program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. However, a company that has such an Approved Enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law, as amended in 2011; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011.

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

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gain tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

As of January 1, 2006, real gain is generally subject to tax at the corporate tax rate (24% in 2011 and 25% as of 2012) if generated by a company, or at the rate of 20% if generated by an individual from an asset purchased on or after January 1, 2003, unless such individual shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such individual shareholder is considered a “substantial shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Pursuant to the Tax Burden Law, the capital gain tax rate applicable to individuals was raised from 20% to 25% (and from 25% to 30%) from 2012 and onwards. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

Notwithstanding the foregoing, non-Israeli residents are exempt from Israeli capital gain tax on any gains derived from the sale of shares of Israeli companies publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, inter-alia, that (i) such capital gains are not derived from a permanent establishment in Israel, (ii) such shareholders are not subject to the Adjustments Law, and (iii) such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In some instances where our shareholders may be liable to Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the U.S.- Israel Tax Treaty, the sale, exchange or disposition of Ordinary Shares by a person who (i) holds our Ordinary Shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if, among others, (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, (ii) the shareholder, being an individual, has been present in Israel for a period or periods aggregating to 183 days or more during the taxable year, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of Ordinary Shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

Non-residents of Israel (either individuals or corporations) are generally subject to income tax on the receipt of dividends paid on non-publicly traded shares at the rate of 20% (25% as of 2012), or 25% (30% as of 2012) if the dividend recipient is a shareholder that is considered a “substantial shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Dividends paid on publicly traded shares, like our Ordinary Shares, to non-Israeli residents, although subject to the same tax rates applicable to dividends paid for non-publicly traded shares, are generally subject to Israeli withholding tax at a rate of 20% (25% as of 2012, so long as the shares are registered with a nominee company) (whether the recipient is a “substantial shareholder” or not), unless a different rate is provided under an applicable tax treaty. However, distribution of dividends attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise to non-Israeli residents (either individuals or corporations) is subject to withholding tax at a rate of 15%, unless a reduced tax rate is provided under an applicable tax treaty. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend up until (and including) the distribution of the dividend, is 12.5%, provided that not more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends generated by an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise are subject to withholding tax at the rate of 15% for such a U.S. corporate shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for Untied States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

For information with respect to the applicability of Israeli capital gains taxes on the sale of Ordinary Shares by United States residents, see above “— Capital Gains Tax on Sales of Our Ordinary Shares.”

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

In 2011, 98% of our revenues and 70% of our expenses were denominated in U.S. dollars. The net effect of the change in value of the U.S. dollar against other currencies in 2011 was an increase in our expenses (excluding financial expenses) of approximately $0.1 million. The net effect of such changes in currency value on our revenues was immaterial.

The net effect of the above-described risks stemming from currency exchange rate fluctuations on our operating results can be further quantified in a hypothetical manner as follows:

An increase of 10% in the value of the NIS relative to the dollar in the year ended December 31, 2011 would have resulted in a net decrease in the dollar reporting value of our operating income of approximately $130,000, due to the adverse impact to our operating margins that we would experience as a result of such an increase. On the other hand, a 10% decrease in value of the NIS relative to the dollar in the year ended December 31, 2011 would have caused a net increase in the dollar reporting value of our operating income of approximately $130,000 for 2011, due to the favorable effect on our operating margins that would result from such devaluation of the NIS.

In addition, we have a balance sheet exposure arising from assets and liabilities denominated in NIS. Any change of the exchange rates between the U.S. dollar and the NIS may create financial gain or loss. In 2011 the net effect of the change in value of the U.S. dollar against the NIS resulting from balance sheet exposure was a decrease in financial expenses of $0.1 million.

The net effect on our balance sheet of our currency exchange rate fluctuation exposure can be further quantified in a hypothetical manner as follows:

An instantaneous 10% depreciation in the NIS from their levels against the dollar as of December 31, 2011, with all other variables held constant, would decrease the fair value of our assets denominated in NIS, held at December 31, 2011, by approximately $0.10 million and decrease the fair value of our liabilities denominated in NIS, held at December 31, 2011, by approximately $0.28 million, thereby causing a net increase in our shareholders’ equity of $0.18 million. On the other hand, an instantaneous 10% appreciation in the NIS from its level against the dollar as of December 31, 2011, with all other variables held constant, would increase the fair value of our assets denominated in NIS, held at December 31, 2011, by approximately $0.10 million and increase the fair value of our liabilities denominated in NIS, held at December 31, 2011, by approximately $0.28 million, thereby causing a net decrease in our shareholders’ equity of $0.18 million.

Interest Rate Risks

As of December 31, 2011, we had long-term bank loans in the amount of $1.6 million that were subject to variable interest rates adjustable in accordance with LIBOR and the Israeli prime rate. Any significant increase in LIBOR and the Israeli prime rate may have an adverse effect on our financial expenses and financial condition. Our exposure to fluctuations in LIBOR can be quantified as follows:

An increase in LIBOR by three hundred (300) basis points over the course of the entirety of the year ended December 31, 2011 would have increased our financial expense related to our long-term bank loans by $0.03 million.

Item 12.	Description Of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages And Delinquencies

None.

Item 14.	Material Modifications To The Rights Of Security Holders And Use Of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures. Our management, with the participation of the Executive Chairman of our Board of Directors (who serves as our co-principal executive officer), our Chief Executive Officer (who serves as our co-principal executive officer), and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2011. Based on this evaluation, such principal executive and financial officers have concluded that, as of such date, our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management, with the participation of the Executive Chairman of our Board of Directors (who serves as our co-principal executive officer), our Chief Executive Officer (who serves as our co-principal executive officer), and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the criteria set forth in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

(c) Attestation Report of the Registered Public Accounting Firm. Not applicable.

(d) Changes in Internal Control Over Financial Reporting.

Based on the evaluation conducted by it, with the participation of the Executive Chairman of our Board of Directors (who serves as our co-principal executive officer), our Chief Executive Officer (who serves as our co-principal executive officer) and our Chief Financial Officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2011, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Arik Eshel, CPA & Assoc., PC. served as our independent public accountants for the years ended December 31, 2011 and 2010 and billed us aggregate fees for professional services as described below:

Audit Fees

Audit fees in 2011 and 2010 amounted to $65,000 and $60,000, respectively, which primarily related to professional services rendered by Arik Eshel, CPA & Assoc., PC in connection with the audit of our financial statements for such fiscal years and review of our interim financial statements for fiscal quarters of such fiscal years.

Audit-Related Fees

We incurred no fees for assurance and related services rendered to us by our independent public accountants that were reasonably related to the audit of our financial statements in 2011 or 2010 (aside from the fees included under “Audit Fees” above).

Tax Fees

Tax fees amounted to $17,000 and $10,000 in 2011 and 2010, respectively, and primarily related to tax compliance services provided to us by Arik Eshel, CPA & Assoc., PC.

All Other Fees

We incurred no fees for products or services rendered to us by our independent public accountants in 2011 or 2010 other than the Audit Fees and Tax Fees described above.

Pre-Approval Policies for Non-Audit Services

Each year, the engagement of our independent auditors is approved by the Audit Committee of our Board of Directors and by the vote of our shareholders at our annual general meeting of shareholders. Our Audit Committee has also adopted its own rules of procedure. The Audit Committee’s rules of procedure provide for the prior approval of all services, including non-audit services, to be performed by our independent auditors for us over the course of the year, specifying the particular services that may be performed. All such services for 2011 and 2010 were pre-approved by the Audit Committee in accordance with these procedures.

Item 16D.	Exemption From The Listing Standards For Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18.	Financial Statements

See the Index to Consolidated Financial Statements and related Financial Statements accompanying this annual report, beginning on page F-1.

Item 19.	Exhibits

Exhibit Number	Description of Document	Location of Document

1.1	Memorandum of Association of the Company (English translation) dated March 8, 1988	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1, SEC File No. 333-42158, and incorporated herein by reference.

1.2	Amended Articles of Association of the Company	Filed as Exhibit 4(a)(26) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.1	Letter dated December 22, 2005 between the Company and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)(23) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.2	Letter dated August 29, 2007, between the Company and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)(26) to the Company’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.

4.3	Purchase Agreement, and Amended and Restated Notes dated August 5, 2005 by and between the Company and LibertyView Special Opportunities Fund LP, and exhibits thereto	Filed as Exhibit 4(a)(21) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.4	Equity and Convertible Note Financing Agreements dated December 19, 2007 by and among the Company and the investors identified in such agreements, and exhibits thereto	Filed as Exhibit 4(a)(27) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.5	A new Lease agreement reducing the current Company premises leased in Jerusalem, Israel, to an area of approximately 7,600 square feet of office space, dated February 25, 2002 (as summarized and translated into English).	Filed as Exhibit 4(a) to the Company’s annual report on Form 20-F for the year ending December 31, 2001 and incorporated herein by reference.

4.6	Lease for approximately 6,000 square feet of office space in Jerusalem, Israel	Filed as Exhibit 4.12.3 to the Company’s annual report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

4.7	Lease for approximately 13,807 square feet in Southborough, Massachusetts.	Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

4.8	Second Amendment and Extension of Lease for approximately 10,000 square feet of office space in Southborough, Massachusetts	Filed as Exhibit 4(a)(29) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.9	Form of Indemnification Agreement entered into with directors and officers of the Company.	Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

4.11	The Company’s 2005 International Share Option and Restricted Share Plan. and Isareli Share Option and Restricted Share Plan	Filed as Exhibit 4(c)(8) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.12	Lease for approximately 10,372 square feet in Westborough, Massachusetts	Filed as Exhibit 4.12 to the Company’s annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

4.13	Share Purchase Agreement dated as of June 30, 2011, by and Between the Company and Jerusalem Technology Investments Ltd.	Filed as Exhibit 4.12 to the Company’s annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

4.14	Loan agreement with Bank Hapoalim dated December 18, 2011	Translated from the original Hebrew document. Filed herewith.

4.15	Loan agreements with Bank Otsar Ha-Hayal Dated July 6, 2011 and September 6, 2011	Translated from the Original Hebrew document. Filed herewith.

12.1	Certification of Chief Executive Officer (serving as co-principal executive officer) pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act	Filed herewith

12.2	Certification of Executive Chairman (serving as co-principal executive officer) pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act	Filed herewith

12.3	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act	Filed herewith

13	Certification of Chief Executive Officer, Executive Chairman and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350	Filed herewith

15.1	Consent of Arik Eshel, CPA & Assoc., PC	Filed herewith

15.2	Consent of Nexia ASR, for the audit of ViryaNet Pty Ltd.	Filed herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIRYANET LTD.

By:	/s/ MEMY ISH-SHALOM
Memy Ish-Shalom President and Chief Executive Officer

Date: May 14th, 2012

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

IN U.S. DOLLARS

VIRYANET LTD. AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

VIRYANET LTD.

We have audited the accompanying consolidated balance sheets of ViryaNet Ltd. and its subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of ViryaNet Pty Ltd. (Australia), a wholly-owned subsidiary, for each of the two years in the period ended December 31, 2010, during which that subsidiary generated revenue amounting to 7.0 percent of the related consolidated totals of the Company. As of December 31, 2010, that subsidiary’s assets constituted 9.8 percent of the consolidated total assets of the Company. The financial statements of that subsidiary as of, and for the two years period ended, December 31, 2010 were audited by other auditors whose report has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for that subsidiary as of, and for the two years period ended, December 31, 2010, is based solely on the report of the other auditors. The subsidiary was sold in 2011 and its results have been reclassified as discontinued operations in the Company’s consolidated statements of operations.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and its results of operations and cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

ARIK ESHEL, CPA & ASSOCIATES., PC

New York, New York

May 14, 2012

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2011
Assets
CURRENT ASSETS:
Cash and cash equivalents	$97	$104
Restricted cash	—	140
Trade receivables	592	511
Unbilled receivables	474	367
Other accounts receivable and prepaid expenses	200	271

Total current assets	1,363	1,393

NON - CURRENT ASSETS:
Severance pay fund	1,018	1,001
Long-term receivable	—	183
Other	20	25

Total non - current assets	1,038	1,209

PROPERTY AND EQUIPMENT, net	106	93

GOODWILL	7,253	6,516

Total assets	$9,760	$9,211

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2010	2011
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term bank credit	$288	$115
Current maturities of long-term bank loans	500	498
Trade payables	386	717
Deferred revenues	3,356	2,587
Other accounts payable and accrued expenses	1,872	2,004
Convertible debt	517	—
Loan from related party	79	—

Total current liabilities	6,998	5,921

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	589	1,001
Long-term convertible debt	—	502
Long-term deferred revenues	317	—
Long-term deferred rent payable	—	82
Accrued severance pay	1,499	1,435

Total long-term liabilities	2,405	3,020

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)
SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary Shares of NIS 5.0 par value - Authorized: 6,600,000 shares at December 31, 2010 and 2011; Issued and outstanding: 3,235,083 and 3,451,948 shares at December 31, 2010 and 2011, respectively	3,981	4,286
Preferred A Shares of NIS 5.0 par value - Authorized: 400,000 shares at December 31, 2010 and 2011; Issued and outstanding: 326,797 shares at December 31, 2010 and 2011. Aggregate liquidation preference of $ 2,500 at December 31, 2010 and 2011	369	369
Additional paid-in capital	116,456	116,338
Accumulated other comprehensive income	55	—
Accumulated deficit	(120,504)	(120,723)

Total shareholders’ equity	357	270

Total liabilities and shareholders’ equity	$9,760	$9,211

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2009	2010	2011
REVENUES:
Software licenses	$1,453	$1,574	$1,549
Maintenance and services	8,298	8,735	8,122

Total revenues	9,751	10,309	9,671

COST OF REVENUES:
Software licenses	62	68	56
Maintenance and services	3,591	3,873	3,513

Total cost of revenues	3,653	3,941	3,569

GROSS PROFIT	6,098	6,368	6,102

OPERATING EXPENSES:
Research and development	1,029	1,010	1,614
Selling and marketing	2,546	2,782	2,847
General and administrative	1,648	1,551	1,708

Total operating expenses	5,223	5,343	6,169

OPERATING INCOME (LOSS)	875	1,025	(67)
FINANCIAL EXPENSES, net	155	237	129

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	720	788	(196)
TAXES ON INCOME	47	69	9

INCOME (LOSS) FROM CONTINUING OPERATIONS	$673	$719	$(205)

DISCONTINUED OPERATIONS:
Loss from discontinued operation net of income tax of $0	(177)	(50)	(136)
Gain on disposal of discontinued operations net of income taxes of $0	—	—	122

NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(177)	(50)	(14)

NET INCOME (LOSS)	$496	$669	$(219)

BASIC NET EARNINGS (LOSS) PER SHARE
Continuing operations	$0.21	$0.20	$(0.06)
Discontinued operations	(0.05)	(0.01)	0.00

Net income (loss)	$0.16	$0. 19	$(0.06)

DILUTED NET EARNINGS (LOSS) PER SHARE
Continuing operations	$0.19	$0.18	$(0.06)
Discontinued operations	(0.05)	(0.01)	0.00

Net income (loss)	$0.14	$0.17	$(0.06)

Weighted average number of shares used in computing basic net earnings (loss) per share	3,176,831	3,467,302	3,671,547

Weighted average number of shares used in computing diluted net earnings (loss) per share	3,540,467	3,3,884,201	3,671,547

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred Shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total comprehensive	Total shareholders’
	Number	Amount	Number	Amount	capital	income (loss)	deficit	income (loss)	equity (deficit)
Balance as of January 1, 2009	2,780,453	3,379	326,797	369	116,660	(114)	(121,669)		(1,375)
Stock based compensation	—	—	—	—	130	—	—		130
Release of restricted shares to employees and directors, net	163,595	213	—	—	(187)	—	—		26
Comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	117	—	$117	117
Net income	—	—	—	—	—	—	496	496	496

Total comprehensive income								$613

Balance as of December 31, 2009	2,944,048	$3,592	326,797	$369	$116,603	$ *)3	$(121,173)		$(606)

*)	All accumulated other comprehensive income (loss) derived from foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred Shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total comprehensive	Total shareholders’
	Number	Amount	Number	Amount	capital	income (loss)	deficit	income (loss)	equity (deficit)
Balance as of January 1, 2010	2,944,048	3,592	326,797	369	116,603	3	(121,173)		(606)
Stock based compensation	—	—	—	—	95	—	—		95
Release of restricted shares to employees and directors, net	172,666	229	—	—	(193)	—	—		36
Issuance of shares, in connection with interest expenses	73,369	98			(26)				72
Issuance of shares in connection with compensation to consultants	45,000	62			(23)				39
Comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	52	—	$52	52
Net income	—	—	—	—	—	—	669	669	669

Total comprehensive income								$721

Balance as of December 31, 2010	3,235,083	$3,981	326,797	$369	$116,456	$ *)55	$(120,504)		$357

*)	All accumulated other comprehensive income (loss) derived from foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred Shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total comprehensive	Total shareholders’
	Number	Amount	Number	Amount	capital	income (loss)	deficit	income (loss)	equity
Balance as of January 1, 2011	3,235,083	3,981	326,797	369	116,456	55	(120,504)		357
Stock based compensation	—	—	—	—	102	—	—		102
Release of restricted shares to employees and directors, net	123,861	172	—	—	(172)	—	—		—
Issuance of shares, in connection with interest expenses	43,005	61			(25)				36
Issuance of shares to an investor	50,000	72			(23)				49
Comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	(55)	—	$(55)	(55)
Net income	—	—	—	—	—	—	(219)	(219)	(219)

Total comprehensive income								$(274)

Balance as of December 31, 2011	3,451,949	$4,286	326,797	$369	$116,338	$ *)—	$(120,723)		$270

*)	All accumulated other comprehensive income (loss) derived from foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$496	$669	$(219)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	512	313	91
Amortization of convertible notes premium, discounts and beneficial conversion feature	(13)	(13)	(15)
Accrued severance pay, net	(121)	17	(31)
Stock based compensation related to directors and employees	156	95	102
Stock based compensation related to shares to consultants	—	39	—
Interest expenses paid in shares	—	72	36
Increase in other assets	—	—	(5)
Decrease (increase) in trade receivables, net and unbilled receivables	248	(512)	84
Decrease (increase) in other accounts receivable and prepaid expenses	20	(63)	86
Increase (decrease) in trade payables	(200)	(145)	356
Increase (decrease) in long-term and short-term deferred revenues, net	(714)	39	(913)
Increase (decrease) in other accounts payable and accrued expenses	48	(186)	603
Increase in long-term deferred rent payables	—	—	82
Gain from disposal of subsidiaries	—	—	(122)

Net cash provided by operating activities	432	325	135

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(7)	(100)	(83)
Long-term receivable	—	—	(192)

Net cash used in investing activities	(7)	(100)	(275)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit	100	(92)	186
Restricted cash	—	—	(140)
Repayment of long-term loan	(450)	(450)	(500)
Proceeds from issuance of share capital	—	—	50
Proceeds from long-term loan	—	250	550

Net cash provided by (used in) financing activities	(350)	(292)	146

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(62)	8	1

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13	(59)	7
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	143	156	97

CASH AND CASH EQUIVALENTS AT THE END OF YEAR	$156	$97	$104

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31,
	2009	2010	2011
Supplemental disclosure of cash flow activities:
Cash paid during the year for:
Interest	$113	$103	$136

Income tax	$27	$79	$28

Supplemental disclosure of non-cash investing and financing activities:
Refinancing of short-term bank debt on a long-term basis	$—	$—	$360

Conversion to shares of accrued interest expenses, waivers and deferred charges related to the convertible debt and note	$—	$72	$36

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a)	ViryaNet Ltd., an Israeli corporation (the “Company”), was established in 1988. The Company develops, markets and supports integrated mobile and Web-based software applications for workforce management and the automation of field service delivery. The Company also provides additional software applications.

b)	The Company has three wholly-owned subsidiaries in the United States (ViryaNet Inc. and its subsidiaries— iMedeon Inc., which is not active, and Utility Partners Inc. (collectively, “ViryaNet U.S.”)). During the year ended December 31, 2011, ViryaNet Inc sold ViryaNet PTY Ltd., its subsidiary in Australia (“ViryaNet Australia”), and the Company decided to strike off its wholly inactive subsidiary in the U.K., ViryaNet Europe Ltd, (“ViryaNet Europe”), by filing an application with the U.K. Companies House in December 2011, which became effective in April 2012 (see Note 3).

c)	The Company’s sales are generated in North America, Europe, and Asia-Pacific. As for major customers, see Note 14.

d)	The Company devotes substantial efforts towards activities such as research and development, and marketing and selling its products. In the course of such activities, the Company and its subsidiaries have generated variable levels of revenues and operating results over the past several years and have not achieved positive working capital. There is no assurance that profitable operations or positive cash flows from operations can be achieved on a continuing basis.

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

Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, collectability of accounts receivable, stock-based compensation, income tax accruals and the value of deferred tax assets. Estimates are also used to determine the remaining economic lives and carrying value of fixed assets and goodwill. Actual results could differ from those estimates.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Functional currency:

Substantially all of the revenues of the Company and ViryaNet U.S. are generated in U.S. dollars (“dollar” or “dollars”). In addition, a substantial portion of the costs of the Company and certain costs of its subsidiaries are incurred in dollars. Financing and investment activities are effected in dollars. Management believes that the dollar is the primary currency in the economic environment in which the Company and certain of its subsidiaries operate; therefore, the dollar is the functional and reporting currency. Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of income (loss), the following exchange rates are used: (i) for transactions – exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, etc.) – historical exchange rates. Currency transaction gains or losses are recorded in financial income or expenses, as appropriate.

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

Restricted cash:

Restricted cash is a cash deposit the availability of which is contingent upon the Company’s securing an equity investment (see Note 9).

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers, peripheral equipment and software	33
Office furniture and equipment	6 - 25
Leasehold improvements	Depreciated evenly over the shorter of the term of the lease or the life of the asset

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Acquisition-related intangible assets result from the Company’s acquisitions of businesses. Intangible assets subject to amortization are initially recognized based on fair value allocated to them, and subsequently stated at amortized cost. Identifiable intangible assets other than goodwill were amortized using a method of amortization that reflected the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. All finite-lived intangible assets were fully amortized as of December 31, 2010.

The amortization periods for the Company’s finite-lived intangible assets were as follows:

Amortization period in years
Technology	3-5
Customer relationship	5-6

The Company tests its goodwill for impairment annually on the last day of its fourth fiscal quarter, or more frequently if certain events or certain changes in circumstances indicate that it may be impaired. In assessing the recoverability of goodwill, the Company must make a series of assumptions about the estimated future cash flows and other factors to determine the fair value of the related intangible assets. There are inherent uncertainties related to these factors and to management’s exercise of judgment in applying these factors.

In September 2011, the Financial Accounting Standards Board (“FASB”) issued guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company did not elect to adopt early this accounting guidance for its goodwill impairment test for fiscal 2011.

Under the existing standard (prior to the new guidance), goodwill impairment testing is a two-step process. The first step is a comparison of the fair values of the Company’s reporting units to their respective carrying amounts. A reporting unit is an operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. The Company has determined that the consolidated Company represents a single reporting unit. The Company’s management believes that a step-one test performed on an enterprise value basis (equity value plus debt, less cash and cash equivalents) provides a better indication as to whether a potential impairment of goodwill exists and whether a step-two test should be performed, than a step-one test performed on the Company’s equity carrying value basis.

Because the consolidated Company (including its subsidiaries) represents a single reporting unit, in performing step one of the impairment test, the consolidated Company’s estimated fair value is compared to the consolidated Company’s enterprise book value as a whole. If the reporting unit’s (i.e., the consolidated Company) estimated fair value is equal to or greater than its enterprise book value, no impairment of goodwill exists and the test is complete at the first step. However, if the consolidated Company’s enterprise book value is greater than its estimated fair value, the second step must be completed to measure the amount of impairment of goodwill, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill with its carrying amount to measure the amount of impairment loss, if any. If the implied fair value of goodwill is less than the carrying value of goodwill, then impairment exists and an impairment loss is recorded for the amount of the difference.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The estimated fair value of goodwill is determined by using an income approach. The income approach estimates fair value based on the reporting unit’s (i.e., the consolidated Company’s) estimated future cash flows, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the overall level of inherent risk of that reporting unit. The income approach also requires the Company to make a series of assumptions concerning matters such as discount rates, revenue projections, profit margin projections and terminal value multiples.

The Company estimated its discount rates based on a blended rate of return, considering both debt and equity for comparable publicly-traded companies engaged in internet software services or application software. These comparable publicly traded companies are operating in the same or similar industry as the Company and have similar operating characteristics to the Company. The Company estimated its revenue projections and profit margin projections based on internal forecasts about future performance.

The estimated fair value obtained by using the income approach is compared to fair value obtained under a market approach for reasonableness. The market approach estimates fair value by applying sales, earnings and cash flow multiples to a reporting unit’s operating performance. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the relevant reporting unit (in this case, the consolidated Company). The market approach requires the Company to make a series of assumptions relating to, among other things, the selection of comparable companies, comparable transactions and transaction premiums.

The estimated fair value of the consolidated Company as a reporting unit as of December 31, 2011 was substantially in excess of its enterprise book value. Therefore, no impairment of goodwill was recorded.

Long-Lived Assets:

The Company reviews long-lived assets, such as property and equipment, and intangible assets, for impairment whenever events indicate that the carrying amounts might not be recoverable. Recoverability of property and equipment and other intangible assets is measured by comparing the projected undiscounted net cash flows associated with those assets to the assets’ carrying values. If an asset is considered impaired, it is written down to fair value, which is determined based on the asset’s projected discounted cash flows or appraised value, depending on the nature of the asset. During 2009, 2010 and 2011, no impairment losses were recorded. All other intangible assets (excluding goodwill) were fully amortized as of December 31, 2010.

Income taxes:

The Company accounts for income taxes in accordance with the provisions of Accounting Standards Codification (“ASC”) 740 (“Income Taxes”) using the liability method of accounting, whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized.

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

As of December 31, 2010 and December 31, 2011, the Company recognized approximately $59 and $40, respectively, for unrecognized tax benefits, interest and penalties, which are included in other accounts payable and accrued expenses in the accompanying balance sheets.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense.

Revenue recognition:

The Company generates revenues from licensing the rights to use its software products directly to end-users. The Company also enters into license arrangements with indirect channels such as resellers and systems integrators whereby revenues are recognized upon sale to the end user by the reseller or the system integrator.

The Company also generates revenues from rendering professional services, including consulting, customization, implementation, training and post-contract maintenance and support.

Revenues from software license agreements are recognized in accordance with ASC 985-605-15 (“Software Revenue Recognition”).

ASC 985-605-15 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the respective elements. ASC 985-605-15 requires that revenue be recognized under the “residual method” when vendor specific objective evidence (“VSOE”) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method, any discount in the arrangement is allocated to the delivered elements. The VSOE of fair value of an undelivered element is determined based on the price charged for the undelivered element when sold separately. For post-contract customer support, the Company determines the VSOE based on the renewal price charged. For other services, such as consulting and training, the Company determines the VSOE based on the fixed daily rate charged in stand-alone service transactions. If VSOE of fair value does not exist for all elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue is deferred until such evidence exists for the undelivered elements, or until all elements are delivered, whichever is earlier.

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

Multiple element arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. Services that are considered essential consist primarily of significant production, customization or modification. When such services are provided, revenues under the arrangement are recognized using contract accounting based on a percentage of completion method, by comparing actual labor days incurred to total labor days estimated to be incurred over the duration of the contract, in accordance with ASC 605-35-05 (“Construction-Type and Production-Type Contracts”). Amounts of revenue recognized in advance of contractual billing are recorded as an unbilled receivable.

The Company classifies revenue as either software license revenue or services revenue. The Company allocates revenue based on the VSOE established for elements in each revenue arrangement and applies the residual method in arrangements in which VSOE was established for all undelivered elements. If the Company is unable to establish the VSOE for all undelivered elements, the Company first allocates revenue to any undelivered elements for which the VSOE has been established and then allocates revenue to the undelivered element for which the VSOE has not been established based on the residual method.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2009, 2010 and 2011, no such losses were identified.

Deferred revenues include unearned fees received under maintenance and support contracts, and other amounts received from customers but not recognized as revenues in the current period.

The Company does not grant a right-of-return to its customers. The Company generally provides a warranty period of three months. As of December 31, 2011 and 2010, the Company’s provision for warranty cost was immaterial.

Advertising Costs:

The Company records advertising expenses as incurred, which amounted to approximately $74, $33, and $14 in the years ended December 31, 2011, 2010, and 2009, respectively, and which have been included as part of selling and marketing expenses.

Research and development costs:

Research and development expenses include salaries, employee benefits and other costs associated with product development, and are charged to income as incurred. Participations and grants in respect of research and development expenses are recognized as a reduction of research and development expenses as the related costs are incurred, or as the related milestone is met. Upfront fees received in connection with cooperation agreements are deferred and recognized over the period of the applicable agreements as a reduction of research and development expenses.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Capitalization of internally developed computer software costs begins upon the establishment of technological feasibility based on a working model. Due to the relatively short time period between the date on which the products achieve technological feasibility and the date on which they generally become available to customers, costs subject to capitalization have been immaterial and have been expensed as incurred.

Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and long-term receivable.

The majority of the Company’s cash and cash equivalents are invested in dollar instruments with major banks in the United States and Israel. Such cash and cash equivalents may be in excess of insured limits or may not be insured at all in some jurisdictions. Management believes that the financial institutions that hold the Company’s and its subsidiaries’ cash and cash equivalents are financially sound, and, accordingly, minimal credit risk exists with respect to these assets.

The Company’s and its subsidiaries’ trade receivables are derived from sales to customers located primarily in North America, Europe, Australia and the Far East. The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under foreign trade risks insurance.

The Company and its subsidiaries had no off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements, as of December 31, 2011.

Allowance for doubtful accounts:

The allowance for doubtful accounts is determined on the basis of analysis of specific debts which are doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with such customers, the economic environment, the industry in which such customers operate and financial information available on such customers. In management’s opinion, the allowance for doubtful accounts adequately covers anticipated losses with respect to the Company’s accounts receivable. No allowance for doubtful accounts was required for the years ended December 31, 2010 and 2011.

Long term convertible debt:

The Company presents the outstanding principal amount of its long term convertible debt as a long-term liability, in accordance with ASC Topic 470-20 (“Debt with Conversion and Other Options”). The debt is classified as a long-term liability until the date of conversion, on which it would be reclassified to equity, or at the first contractual redemption date, on which it would be reclassified as a short-term liability (see also Note 10). Accrued interest on the convertible debt is included in other accounts payable and accrued expenses. Since the first contractual redemption date was July 15, 2011, which is less than twelve months from the prior balance sheet date, the convertible debt was reclassified as a short-term liability as of

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONT.)

December 31, 2010. The long-term convertible debt which is due on August 3, 2013, more than twelve months from the balance sheet date of December 31, 2011, was classified as a long-term liability as of December 31, 2011.

Convertible note:

The Company presents the outstanding principal amount of a convertible note that it issued (see Note 12b) as a separate component in shareholders’ equity in accordance with ASC Topic 815 (“Derivatives and Hedging”) and ASC Topic 480 (“Distinguishing Liabilities from Equity”). The convertible note is classified as an equity component since it has no repayment date, does not bear any interest, and may only be converted into the Company’s ordinary shares, par value NIS 5.0 per share (“Ordinary Shares”). The convertible note is classified as paid-in capital in shareholders’ equity until the date of actual conversion.

Earnings (loss) per share:

Basic net earnings or loss per share is computed by dividing income or loss from continuing operations and from discontinued operations by the weighted average number of Ordinary Shares outstanding during the applicable period. Diluted net earnings or loss per share is computed by dividing net income or loss by the weighted average number of Ordinary Shares and potentially dilutive securities, as calculated using the treasury stock method, outstanding during the period. Potentially dilutive securities include shares issuable upon conversion of the convertible debt represented by the convertible note.

Outstanding stock options and unvested restricted shares, warrants and shares issuable upon conversion of the long-term convertible debt have been excluded from the calculation of basic and diluted net earnings or loss per share to the extent that such securities are anti-dilutive. The total weighted-average number of shares excluded from the calculation of diluted net earnings or loss per share was 828,030 ,719,666 and 464,256 for the years ended December 31, 2009, 2010 and 2011, respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The following table summarizes information related to the computation of basic and diluted net earnings (loss) per share for the years indicated (U.S. dollars in thousands, except share and per share data).

	Year ended December 31
	2009	2010	2011
Income (loss) from continuing operations attributable to ordinary shares	673	719	(205)
Loss from discontinued operations attributable to ordinary shares	(177)	(50)	(14)

Net income (loss) attributable to ordinary shares	496	669	(219)

Weighted average number of shares outstanding used in basic earnings (loss) per share calculation	3,176,831	3,467,302	3,671,547
Potential shares issuable upon conversion of convertible note	363,636	363,636	—
Additional shares underlying unvested stock	—	53,263	—

Weighted average number of ordinary shares outstanding used in diluted earnings (loss) per share calculation	3,540,467	3,884,201	3,671,547

BASIC NET EARNINGS (LOSS) PER SHARE (US$)
Continuing operations	0.21	0.20	(0.06)
Discontinued operations	(0.05)	(0.01)	0.00
Net income (loss)	0.16	0. 19	(0.06)
DILUTED NET EARNINGS (LOSS) PER SHARE (US$)
Continuing operations	0.19	0.18	(0.06)
Discontinued operations	(0.05)	(0.01)	0.00
Net income (loss)	0.14	0.17	(0.06)

Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC Topic 718 (“Compensation – Stock Compensation”) (“ASC 718”), which establishes accounting for stock-based awards exchanged for employee services. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company recognizes compensation expense for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with fair value based on an option-pricing model, pursuant to the guidance in ASC Topic 505-50 (“Equity-Based Payments to Non-Employees”).

The following table summarizes the various categories of expense recognized for share-based compensation as a result of the application of ASC 718:

	2009	2010	2011
Cost of revenues	$14	$4	$—
Research and development cost	5	2	—
Selling and marketing expenses	5	39	5
General and administrative expenses	132	50	97

Total stock-based compensation expense	$156	$95	$102

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock options awards and values restricted stock based on the market value of the underlying shares at the date of grant. No stock options were granted in 2009, 2010 or 2011.

All restricted shares granted to employees in 2009, 2010 and 2011 were granted for no consideration; therefore their fair value was equal to the share price at the date of grant. The weighted average grant date fair value of shares granted during the years 2009, 2010 and 2011 was $0.40, $0.72 and $1.10, respectively.

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

The deposited funds for the Company’s Israeli employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2009, 2010 and 2011 amounted to approximately $83, $97 and $92 respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Sale of receivables:

From time to time, the Company sells certain of its accounts receivable to financial institutions, within the normal course of business. Where such sales constitute a true sale, as determined in ASC Topic 860 (“Transfers and Servicing”), the relevant receivable is derecognized and cash recorded. Where receivables are sold and the transfer of the rights to future cash receipts are related to underlying sales transactions for which the revenue has not been recognized but is ultimately expected to be recognized, the receivable is not derecognized and a liability is recorded as deferred revenue until the liability is discharged through the recognition of the revenue.

The balance of sold receivables amounted to approximately $93 and $166 as of December 31, 2010 and 2011, respectively. Sales of accounts receivable, related to transactions for which revenue has been recognized, amounted to $45 and $45 as of December 31, 2010 and 2011, respectively, and sales of accounts receivable, related to an annual renewal of support and maintenance transactions for which the revenue has been recorded as deferred revenue and is ultimately expected to be recognized as revenue, amounted to $48 and $121 as of December 31, 2010 and 2011, respectively.

The Company pays factoring fees associated with the sale of receivables based on the dollar value of the receivables sold and the time of payment. Such fees, which are considered to be primarily related to the Company’s financing activities, are included in financial expenses, net in the statements of operations.

Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, trade receivables, unbilled receivables, other accounts receivable, short-term bank credit, current portion of debt, trade payables and other accounts payable approximates their fair values due to the short-term maturity of such instruments. The carrying amount reported in the balance sheet for long-term receivable approximates its fair value, considering the interest rates charged and the security received in connection with the receivable.

The carrying amount of the Company’s borrowings under its long- term debt and convertible debt approximates fair value because the interest rates on the instruments fluctuate due to variable rates of interest or represent borrowing rates that are also available in the market on similar terms.

Reclassification:

Certain prior period amounts have been reclassified to conform to the current period presentation.

Impact of recently issued accounting standards:

In September 2011, FASB issued a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update will be effective for the Company beginning January 1, 2012 and early adoption is permitted. The Company did not elect to adopt it early and does not expect that the adoption of this new guidance will have a material impact on its financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

In June 2011, FASB issued guidance to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity. The guidance is effective for interim and annual periods beginning after December 15, 2011. In December 2011, FASB indefinitely deferred certain provisions of this guidance. The Company does not expect that the adoption of this new guidance will have a material impact on its financial statements.

In May 2011, FASB issued guidance to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements, and will become effective for the Company beginning January 1, 2012. The Company does not expect that the adoption of this new guidance will have a material impact on its financial statements.

NOTE 3:- DISCONTINUED OPERATIONS

During fiscal year 2011, the Company decided to explore strategic alternatives to its direct sales activities in Australia, which culminated in the sale of ViryaNet Australia, in order to focus on indirect channels in the Asia-Pacific region. ViryaNet Australia’s revenues and assets accounted for, and constituted (respectively) less than 10% of the Company’s consolidated revenues and assets during each of the last three fiscal years. On December 31, 2011, the Company completed the sale of 100% of the common stock of ViryaNet Australia to the Hosking Family Trust, owned by the former general manager of ViryaNet Australia, Mark Hosking (the “Buyer”), for a consideration of $340. The consideration is to be paid as follows; $100 was due and paid on January 2, 2012 and the balance of $240 is to be paid over a period of four years in equal quarterly installment starting March 31, 2012, and bears interest at a fixed annual rate of 3.5%, paid quarterly. The balance of the Buyer’s payment obligation is secured through a personal guarantee provided by the Buyer. The Buyer’s payments during fiscal year 2012 in an aggregate amount of $157 are classified as current maturities within prepaid and other receivables in current assets, and the payments to be made beyond December 31, 2012, in an aggregate amount of $183, are classified as a long-term receivable on the Company’s consolidated balance sheets.

During fiscal year 2011, the Company decided to strike off its wholly owned subsidiary in the U.K., ViryaNet Europe, due to inactivity, by filing an application with the U.K. Companies House in December 2011, which became effective in April 2012.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- DISCONTINUED OPERATIONS (CONT.)

Information related to ViryaNet Australia and ViryaNet Europe (the “Former Subsidiaries”) has been reflected in the accompanying consolidated financial statements as follows:

•

Balance sheets – As a result of the disposal of both Former Subsidiaries, there are no remaining assets and liabilities related to those Former Subsidiaries in the Company’s consolidated balance sheets as of December 31, 2011. The Former Subsidiaries’ assets and liabilities were included in the Company’s consolidated balance sheets as of December 31, 2010.

•

Statements of operations – The Former Subsidiaries’ loss from operations for the three year period ended December 31, 2011 has been classified as discontinued operations. Loss from discontinued operations for the year ended December 31, 2011 also includes additional gain and loss on disposal of the Former Subsidiaries, as further described below.

•

Statements of cash flows – The Former Subsidiaries’ cash flows prior to their disposal for the three year period ended December 31, 2011 have been included in, and not separately reported from, the Company’s cash flows. The consolidated statements of cash flows for the year ended December 31, 2011 also includes the effects of the disposal of the Former Subsidiaries.

Sale and disposal of consolidated subsidiaries in which the Company has no continuing involvement are classified as discontinued operations. The gains or losses on these transactions are classified within discontinued operations in the Company’s consolidated statements of operations. The Company has also reclassified its historical results of operations to remove the operations of these entities from its revenues and expenses, collapsing the net income or loss from these operations into a single line within discontinued operations.

Discontinued operations are as follows:

Subsidiary	Location	Proceeds	Gain (Loss)
ViryaNet Australia	Australia	$340	$250
ViryaNet Europe	United Kingdom	—	(128)

The table below summarizes certain financial information with respect to the Company’s discontinued operations for the periods presented:

	Year ended December 31
	2009	2010	2011
Revenues	$676	$811	$790

Loss from discontinued operations (No income tax expense or benefit)	(177)	(50)	(136)
Gain on disposal of discontinued operations (No income tax expense or benefit)	—	—	122

Total loss from disposal of discontinued operations	$(177)	$(50)	$(14)

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

Other accounts receivable and prepaid expenses consisted of the following:

	December 31,
	2010	2011
Prepaid expenses	$195	$61
Current maturities of long-term receivable (*)		157
Government authorities	5	53

	$200	$271

*	See Note 3

NOTE 5:- PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	December 31,
	2010	2011
Cost:
Computers, peripheral equipment and software	$1,733	$1,379
Office furniture and equipment	338	196
Leasehold improvements	314	91

	2,385	1,666

Accumulated depreciation	2,279	1,573

Depreciated cost	$106	$93

Depreciation expense for the years ended December 31, 2009, 2010 and 2011 was approximately $89, $83 and $45, respectively.

NOTE 6:- GOODWILL

a.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2011 were as follows:

Balance as of January 1, 2010	$7,169
Foreign currency translation adjustments	84

Balance as of December 31, 2010	7,253
Decrease due to sale of ViryaNet Australia	(737)

Balance as of December 31, 2011	$6,516

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- SHORT-TERM BANK CREDIT

	Weighted Average Interest Rate as of December 31, 2011	December 31,
Currency	%	2010	2011
U.S. $	11.50	$150	$—
NIS	7.82	$138	$115

		$288	$115

The Company has credit facilities with Bank Hapoalim (the “Bank”) that enable it to borrow funds under a revolving line of credit. The line of credit denominated in NIS currency accrues interest on the daily outstanding balance at the prime rate plus 3.3% per annum. During 2010 and 2011 the Company utilized a short-term credit denominated in US dollars, which accrued interest at a fixed rate of 11.5%.

On December 18, 2011 the Bank agreed to convert the short term credit in the amount of $360 and a long-term loan in the amount of $100 to a long-term loan in the amount of $460, payable in 11 monthly payments starting February 6, 2013 (see Note 9).

The Company’s bank covenants, as part of its overall bank financing arrangement, require that on a quarterly basis (i) the Company’s shareholders’ equity shall be at least the higher of (a) 13% of its total assets, or (b) $ 1,500, and (ii) its cash balance shall not be less than $500.

On July 15, 2010 the Company received from the Bank a waiver of the bank covenants for the remainder of 2010 and for the first quarter of 2011. In connection with the waiver the Company paid fees of $15 to the Bank.

On July 10, 2011 the Company received from the Bank a waiver of the bank covenants for the remaining quarters of 2011 and for the first quarter of 2012. In connection with the waiver the Company paid fees of $15 to the bank.

The Company’s debt to the Bank is secured in favor of the Bank by a floating charge on all of the Company’s assets and by a personal guarantee of Samuel HaCohen, the Company’s Chairman of the Board of Directors.

NOTE 8:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts payable and accrued expenses consisted of the following:

	December 31,
	2010	2011
Employees and payroll accruals	$1,216	$1,383
Accrued expenses	656	621

	$1,872	$2,004

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- LONG-TERM BANK LOAN

a.	Long-term loans classified by currency of repayment were as follows:

		Interest	December 31,
Bank	Currency	Rate	2010	2011
Bank Hapoalim (1)	U.S. $	LIBOR*+ 3.25%	$889	$489
Bank Hapoalim (2)	U.S. $	LIBOR*+ 4.30%	200	—
Bank Hapoalim (3)	U.S. $	LIBOR**+ 5.70%	—	460
Bank Otsar Hahayal (4a)	NIS	PRIME+3.50%	—	197
Bank Otsar Hahayal (4b)	NIS	PRIME+3.50%	—	353
Less - current maturities			(500)	(498)

			$589	$1,001

*	3 Months LIBOR
**	1 Month LIBOR
(1)	Payable monthly through January 1, 2013.
(2)	On May 20, 2010, the Bank agreed to convert an outstanding short term credit in the amount of $250 to a long-term loan payable in 10 quarterly installments commencing on September 2, 2010. The balance of the loan in the amount of $100 was converted on December 18, 2011 to a long-term loan (see (3) below).
(3)	On December 18, 2011, the Bank agreed to convert an outstanding short term credit in the amount of $360 and a long-term loan balance in the amount of $100 to a long-term loan in the total amount of $460, payable in 11 monthly payments starting February 6, 2013. The interest is payable monthly starting January 6, 2012. There was no gain or loss from the conversion. The conversion was accounted for as a modification of debt under ASC 470-50-40-14.
(4)	a. On June 28, 2011 the Company received an approval from the State Guaranteed Medium Business Assistance Fund (the “Fund”) for a loan in an amount of NIS 2,100,000, guaranteed by the Israeli government. The disbursement of the loan to the Company was contingent upon its securing an equity investment of at least NIS 500,000. The required equity investment may be effected in one of two manners: (i) a restricted shareholders’ loan payable after five years, or (ii) an equity investment in which the investors receive Company shares. The Company elected the equity investment route.

On July 7, 2011, following the receipt by the Company of NIS 170,000, or $50, via an equity investment by Jerusalem Technology Investments pursuant to the share purchase agreement dated June 30, 2011 (see Note 12(c)), thereby meeting, in part, the condition for disbursement of the loan, the Company received part of the total amount approved to it under the loan— NIS 750,000— from the Fund’s participating bank, Bank Otsar Hahayal. The loan bears annual interest at the Israeli prime rate, plus 3.5% (equal to 8.57% as of the time of the initial loan disbursement), and the principal and interest are payable in 49 equal monthly payments of NIS 18,080 each (which includes the interest as well), beginning on August 6, 2012. Interest is payable on a monthly basis beginning on August 6, 2011.

b. The balance of the loan, or NIS 1,350,000, was disbursed to the Company on September 6, 2011. The loan bears annual interest at the Israeli prime rate, plus 3.5% (equal to 8.57% as of the time of the initial loan disbursement), and the principal and interest are payable in 49 equal monthly payments of NIS 32,545 each (which includes the interest as well), beginning on September 8, 2012. Interest is payable on a monthly basis beginning on October 7, 2011.

c. Repayment of the loan is guaranteed by the Israeli government and by a personal guarantee of Samuel HaCohen, the Company’s Chairman of the Board of Directors.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- LONG-TERM BANK LOAN (CONT.)

Since the Company did not yet receive the balance of NIS 330,000 in equity investments as of the date of the disbursement of the loan balance (September 6, 2011), as required under the loan terms set by the Fund, Bank Otsar Hahayal restricted the Company’s access to an amount of $140 in cash from the loan proceeds until such time as the Company receives the remaining required NIS 330,000 of equity investments. This $140 amount is classified as restricted cash in the Company’s current assets.

b.	The Company’s loans (net of current maturities) mature in the following years after the balance sheet date:

	December 31,
	2010	2011
2011	$500	$—
2012	500	498
2013	89	619
2014	—	132
2015	—	144
2016	—	106

Total	$1,089	$1,499

c.	For details concerning charges, bank covenants and security interests, see Notes 7 and 11(c).

NOTE 10:- LONG TERM CONVERTIBLE DEBT

Long – term convertible debt was as follows:

	Interest	December 31,
	rate	2010	2011
Convertible debt:
Par	7.5%	$480	$480
Deemed premium, net *		37	22

Reclassification to current liabilities		517	—

		$—	$502

*	Amortization of the deemed premium added to income was $13 and $15 annually for 2010 and 2011, respectively.

The convertible debt owed to LibertyView Special Opportunities Fund, L.P. (“LibertyView”) bears interest at a rate of 7.5%, payable quarterly, is due on August 3, 2013 and may be converted to the Company’s Ordinary Shares at the discretion of LibertyView at any time during the term of the loan at a price of $11.025 per Ordinary Share. LibertyView had the option to request early repayment on July 15, 2011, which it did not.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- LONG TERM CONVERTIBLE DEBT (CONT.)

As of December 31, 2011, the balance of the convertible debt in the amount of $ 502 was classified as a long-term convertible debt in accordance with ASC Topic 470-10 (originally issued as SFAS 78, “Classification of Obligations That Are Callable by the Creditor— an Amendment of ARB No. 43) since the convertible debt holder did not exercise its right to call for repayment of the debt on July 15, 2011, and, as such, the debt can be called for repayment only on the next exit date, which is the due date, August 3, 2013.

Since the potential redemption date of July 15, 2011 was less than twelve months from the December 31, 2010 balance sheet date, the convertible debt of $517 was classified as a short-term liability as of December 31, 2010.

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

Through December 31, 2011, the Company had paid or accrued royalties to the OCS in an amount of $31. As of December 31, 2011, the total contingent liability to the OCS amounted to $400.

b.	Lease commitments:

The Company’s facilities, its subsidiaries’ facilities and its motor vehicles are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2016.

Future minimum rental payments under non-cancelable operating leases are as follows:

Year ended December 31,	Facilities
2012	300
2013	326
2014	314
2015	189
2016	197

Total	$1,326

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

ViryaNet, Inc., the Company’s US subsidiary located in Massachusetts, signed a new office lease agreement in February 2011 and relocated its facilities in June 2011 to a new location in Westborough, Massachusetts. ViryaNet Inc. leases 10,372 square feet of office space, which is utilized primarily for administrative, marketing, sales, service and technical support purposes, with an average annual rent of approximately $165, payable starting in January 2012. The non-cancellable lease agreement for these premises expires on December 31, 2016 and contains a rent escalation clause. The long-term deferred rent payable in the balance sheet as of December 31, 2011 includes accrued fees for these facilities that are paid over the lease period.

Lease expenses in respect of facilities were approximately $349, $349 and $343 for the years ended December 31, 2009, 2010 and 2011, respectively.

Lease expenses in respect of motor vehicles for the years ended December 31, 2009, 2010 and 2011 were approximately $163, $165 and $150, respectively. In addition, as of December 31, 2011, future minimum rental payments for motor vehicles leased for the years 2012, 2013 and 2014 were $62, $29 and $3, respectively.

c.	Charges and guarantees:

1.	The Company has a floating charge on all of its assets in favor of the Bank.

2.	The Company obtained a bank guarantee in an amount of $69, in order to secure an office lease agreement.

NOTE 12:- SHAREHOLDERS’ EQUITY

The Ordinary Shares of the Company ceased to be eligible for quotation and trading on the OTC Bulletin Board (“OTCBB”) on September 3, 2008 and became eligible for quotation and trading on the Pink Sheets. On March 4, 2010, the Company’s Ordinary Shares became eligible once again for quotation and trading on the OTCBB and, in April 2010, with the launch by OTC Markets Group of its new OTCQB marketplace for reporting issuers who are current in their reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s Ordinary Shares began to be quoted in that marketplace as well. In October 2010, the Company’s Ordinary Shares ceased to be quoted on the OTCBB and are currently quoted only on the OTCQB

The Company’s Preferred A Shares are not publicly traded.

General:

a.	The Ordinary Shares and the Preferred A Shares confer upon holders thereof the right to receive notice of, participate in and vote at general shareholder meetings of the Company, the right to receive dividends, if declared, and the right to receive any remaining assets of the Company upon liquidation, if any, after full payment is made to any creditors.

The Preferred A Shares have all rights and privileges that are possessed by the Company’s Ordinary Shares, including, without limitation, voting rights on an as-converted basis, and have preference over the Ordinary Shares in any distribution to the Company’s shareholders. The Preferred A Shares may be converted into Ordinary Shares at any time on a one-to-one basis.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS’ EQUITY (CONT.)

b.	On December 19, 2007, the Company issued to a group of new financial investors 363,636 Ordinary Shares at a price of $1.65 per share for a total consideration of $600. The transaction included also the issuance by the Company of a non interest bearing convertible note of $600 at a conversion price of $1.65 per Ordinary Share and warrants to purchase an aggregate of up to 600,000 Ordinary Shares at an exercise price of $2.00 per Ordinary Share, which expired on December 19, 2010. The convertible note does not have any maturity, does not bear any interest, is not subject to repayment in any event, including liquidation, and can only be converted into Ordinary Shares at any time at the holder’s discretion.

As of December 31, 2010 and 2011, the total amount of the convertible note of $ 600 was classified as equity in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities” and ASC 480, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.

c.	On June 30, 2011, the Company entered into a share purchase agreement with Jerusalem Technology Investments Ltd, (the “Investor”), a company with which two of the Company’s directors—Samuel HaCohen and Vladimir Morgenstern— and one of the Company’s major shareholders (Jerusalem High-tech Founders, Ltd.) are affiliated. Pursuant to the agreement, the Investor committed to invest in the Company an amount of $250 at a price of $1.00 per Ordinary Share, within 31 days from the date of the agreement, in return for 250,000 of our Ordinary Shares. 50,000 of those Ordinary Shares were issued on June 30, 2011, upon a payment of $50 by the Investor. In February 2012, the Investor invested an additional $75, a portion of its total commitment. This equity financing constituted an extraordinary transaction with an entity in which two of the Company’s directors possessed a personal interest and was therefore approved by the Company’s audit committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.

d.	During 2010 the Company issued 45,000 Ordinary Shares to service providers as consideration for consulting services.

e.	During 2010 the Company issued 73,369 Ordinary Shares to investors in payment of interest expenses.

f.	During 2011 the Company issued 43,005 Ordinary Shares to investors in payment of interest expenses.

Stock – based compensation:

a.	The Company’s previous stock options plans, the 1996, 1997, 1998 and 1999 Stock Option Plans (the “Prior Plans”), expired prior to December 31, 2009.

In November 2005, the Company adopted a new Israeli share option and restricted share plan and a new international share option and restricted share plan (the “2005 Share Option Plans”), which superseded and replaced the Prior Plans and provide the Company with the ability to grant restricted shares in addition to options under various tax regimes.

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

Any options that remain available for grants under any of the Company’s Prior Plans shall be available for subsequent grants of awards under the 2005 Share Option Plans. In addition, if any outstanding award under the Company’s Prior Plans should for any reason expire, be canceled or be forfeited without having been exercised in full, the shares subject to the unexercised, canceled or terminated portion of such award shall become available for subsequent grants of awards under the 2005 Share Option Plans.

As of December 31, 2011, an aggregate of 163,251 Ordinary Shares of the Company were available for future grant.

b.	During the year ended December 31, 2009, the Company granted to the Company’s employees 66,000 restricted shares, which were released from restriction in 2009. The Company has accounted for this award in accordance with ASC 718-10. The total grant date fair value was $26, reflecting the quoted market price of the Company’s Ordinary Shares as of the date of grant over the purchase price of $0. Compensation expenses of approximately $26 were recognized during the year ended December 31, 2009.

c.	During the year ended December 31, 2010, the Company granted to the Company’s employees and directors 229,582 restricted shares. Of the restricted shares that were granted, 83,000 shares were released in 2010 and 146,582 shares will be released ratably on an annual basis over a three-year release period, starting from the date of grant. Release of the restrictions from some of the restricted Shares is subject to acceleration upon certain events such as a merger or acquisition. The Company has accounted for this award in accordance with ASC 718-10. The total grant date fair value of $165, reflecting the quoted market price of the Company’s Ordinary Shares as of the date of grant over the purchase price of $0, is recorded as compensation expense ratably over the release period of the restricted shares. Compensation expense of approximately $51 and $20 was recognized during the years ended December 31, 2010 and 2011, respectively.

d.	During the year ended December 31, 2011, the Company granted to the Company’s directors 75,000 restricted shares, which were released from restriction during 2011. The Company has accounted for this award in accordance with ASC 718-10. The total grant date fair value of $83, reflecting the quoted market price of the Company’s Ordinary Shares as of the date of grant over the purchase price of $0, was recorded as compensation expense ratably over the release period of the restricted shares. Compensation expense of approximately $83 was recognized during the year ended December 31, 2011.

e.	The following is a summary of the Company’s stock option activity under the 2005 Plans, as well as related information:

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS’ EQUITY (CONT.)

	Year ended December 31, 2011
	Number of options	Weighted average remaining contractual term (years)	Aggregate intrinsic value	Weighted average exercise price
Outstanding - beginning of the year	2,600			$10.02
Expired	(2,400)			$10.00
Outstanding - end of the year	200	0.20	—	$10.30

Vested and exercisable	200	0.20	—	$10.30

No options were exercised in 2009, 2010 and 2011. No compensation expense related to options was recognized during the years ended December 31, 2009, 2010 and 2011.

f.	A summary of the status of the Company’s restricted shares as of December 31, 2011, and changes during the year ended December 31, 2011, is presented below:

Restricted shares	Shares	Weighted average grant- date fair value
Restricted at January 1, 2011	146,580	$0.72
Granted	75,000	$1.10
Vested	(123,861)	$0.95
Forfeited	(48,414)	$0.72

Restricted at December 31, 2011	49,305	$0.72

As of December 31, 2011, there was $14 of total unrecognized compensation cost related to restricted shares compensation arrangements granted under the 2005 Plans. That cost is expected to be recognized over a period of 14 months. The total fair value of restricted shares released during the year ended December 31, 2011 was $118.

The weighted average grant date fair value of shares granted during 2009, 2010 and 2011 was $0.40, $0.72 and $1.10, respectively.

g.	Options and shares issued to consultants:

The Company’s outstanding options that have been issued to consultants were as follows as of December 31, 2011:

Issuance date	Options for Ordinary Shares	Exercise price per share	Options exercisable	Exercisable through
March 2005	7,000	$10.30	7,000	March 2012

No compensation expense in respect of these options was recognized during the years ended December 31, 2009, 2010 and 2011.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS’ EQUITY (CONT.)

Warrants:

The Company’s outstanding warrants that had been issued to investors and consultants were as follows as of December 31, 2011:

Issuance date	Warrants for Ordinary Shares	Exercise price per share	Warrants exercisable	Exercisable through
April 1998	578	$1.25	578	No expiration date

Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency, subject to any statutory limitations. Dividends paid to shareholders in non-Israeli currency may be converted into dollars on the basis of the exchange rate prevailing at the time of payment. The Company does not intend to pay cash dividends in the foreseeable future. The Company has decided not to declare dividends out of tax-exempt earnings.

NOTE 13:- TAXES ON INCOME

The Company and its subsidiaries file federal and state income tax returns in the U.S., Israel, Australia and the U.K. ViryaNet Ltd. may be subject to examination by the Israel tax authorities for fiscal years 2007 through 2011. ViryaNet Inc.’s (the U.S. subsidiary) tax returns through 2009 were audited by the U.S. Internal Revenue Service (“IRS”) which resulted in no incremental tax liability. ViryaNet Inc. may be subject to examination by the IRS for fiscal years 2010 through 2011. ViryaNet Australia and ViryaNet Europe were disposed during 2011 (see Note 3).

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlement. The final tax outcome of the Company’s tax audits could be different from what is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net income in the periods in which such determination is made.

Changes in Israeli tax rates:

For tax years 2010 and 2011, Israeli companies were subject to corporate tax on their taxable income at the rate of 25% and 24%, respectively. On December 5, 2011, the Knesset (Israel’s Parliament) passed a law that altered the tax burden (the “Tax Burden Law”), canceled the further planned gradual reduction in the corporate tax rates in Israel and increased the corporate tax rate to 25% starting in 2012. The capital gains tax rate was increased under the Tax Burden Law to 25% as well. The changes in tax rates did not have an effect on the Company’s tax position due to significant accumulated losses for income tax purposes, for which a full valuation has been provided.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (CONT.)

Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company’s production facilities were granted “Approved Enterprise” status under the Law for Encouragement of Capital Investments, 1959 (the “Investment Law”), for three separate investment programs, which were approved in February 1989, March 1995 and April 1998.

Generally, “Approved Enterprise” tax benefits are limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier.

Pursuant to the Investment Law, the Company elected for its investment program the “alternative benefits” track and waived government grants in return for a tax exemption. The Company’s offices and its research and development center are located in Jerusalem, in a region defined as a “Priority A Development Region.” Therefore, income derived from this program was to be tax-exempt for a period of ten years commencing with the year in which the program first earns taxable income, subject to certain conditions.

As the Company currently has no taxable income, the benefits from this program have not yet been utilized.

The entitlement to the above benefits is conditioned upon the Company’s fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the letters of approval for the Company’s specific investments in “Approved Enterprises.” In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and adjustments in accordance with changes to the Israeli Consumer Price Index (the “CPI”).

If the retained tax-exempt income were distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (rate of 10% - 25% based on the percentage of foreign ownership in the Company’s shares) on the gross amount distributed. In addition, these dividends would be subject to a 15% withholding tax. The Company’s Board of Directors has determined that such tax-exempt income will not be distributed as dividends.

The Investment Law also grants entitlement to accelerated depreciation claim on buildings and equipment used by an “Approved Enterprise” during the first five tax years in which it uses the assets.

Income from sources other than the “Approved Enterprise” during the benefit period is subject to tax at the regular Israeli corporate tax rate, as described above.

On April 1, 2005, an amendment to the Investment Law came into effect (the “2005 Amendment”), which significantly changed the provisions of the Investment Law. The 2005 Amendment limits the scope of enterprises which may be approved by the Israeli Investment Center of the Ministry of Industry and Commerce (the “Investment Center”) by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the 2005 Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies that choose the “alternative benefits” track no longer require Investment Center approval in order to qualify for tax benefits. However, the 2005 Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore the Company’s sole remaining, existing “Approved Enterprise” will generally not be subject to the provisions of the 2005 Amendment. As a result of the 2005 Amendment, tax-exempt income generated

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (CONT.)

under the provisions of the amended Investment Law will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2011, the Company had not generated income under the provisions of the amended Investment Law.

The “Approved Enterprise” status granted to two of the Company’s investment programs— in February 1989 and March 1995, respectively— has expired.

The tax benefits period for the April 1998 program has not begun. However, the Approved Enterprise status of this program has expired in April 2012. Income derived from this program for which the Company has elected the alternative benefits track was to be exempted from tax for a period of ten years, starting in the first year in which the Company generates taxable income from the Approved Enterprise, subject to a condition that the Company will have a certain minimum number of professional employees. The Company has not met this condition and since the status of Approved Enterprise has expired for this investment program in April 2012, the Company is not entitled to any future benefits under this investment program or any other investment program.

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

Taxable income under the Inflationary Income Tax (Inflationary Adjustments) Law, 1985:

Results of the Company for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (the “CPI”). As explained in Note 2 above, the Company’s financial statements are presented in U.S. dollars. The difference between the rate of change in the CPI and the rate of change in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the financial statements. In accordance with ASC 740-10, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

On February 26, 2008, the Israeli Parliament (the Knesset) enacted the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Effective Period), 2008 (the “Inflationary Adjustments Amendment”). In accordance with the Inflationary Adjustments Amendment, the effective period of the Inflationary Adjustments Law ceased at the end of the 2007 tax year, and as of the 2008 tax year, the provisions of the law no longer apply, other than the transitional provisions intended to prevent distortions in tax calculations. In accordance with the Inflationary Adjustments Amendment, commencing with the 2008 tax year, income for tax purposes is no longer adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses are no longer linked to the CPI.

Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. If earnings are distributed in Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (CONT.)

taxes. The Company’s management has determined that it will not distribute any amounts of its undistributed tax income as a dividend. The Company intends to reinvest the amount of such tax income. Accordingly, no deferred income taxes have been provided.

Net operating losses carryforward:

ViryaNet Ltd. has accumulated losses for income tax purposes as of December 31, 2011 in an amount of approximately $33,177, which may be carried forward and offset against taxable income and capital gain in the future for an indefinite period.

ViryaNet Europe and ViryaNet Australia were disposed in 2011 and therefore, there are no accumulated losses carried forward related to these subsidiaries (see Note 3).

As of December 31, 2011, the Company’s U.S. subsidiary had a U.S. federal net operating loss carryforward for income tax purposes in an amount of approximately $62,614. Net operating loss carryforward arising in taxable years beginning before August 6, 1997 can be carried forward and offset against taxable income for 15 years and expire between 2011 and 2012. Net operating loss carryforward arising in taxable years beginning after August 6, 1997 can be carried forward and offset against taxable income for 20 years, expiring between 2017 and 2031.

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

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2010	2011
Deferred tax assets:
U.S. net operating loss carryforward	$4,869	$23,355
Israeli net operating loss carryforward	6,490	8,294
U.K. net operating loss carryforward	2,864	—
Australia net operating loss carryforward	275	—
Other reserve and allowances	723	814

Total deferred tax assets	15,221	32,463
Valuation allowance	(15,221)	(32,463)

Net deferred tax assets	$—	$—

As of December 31, 2011, the Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, due to the history of the Company’s operating losses, which raises uncertainty concerning the Company’s ability to realize these deferred tax assets in the future. Management currently believes that it is more likely than not that the deferred tax assets relating to the loss carryforward and other temporary differences will not be realized in the foreseeable future.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (CONT.)

Deferred tax asset and valuation allowance in the U.S. increased in 2011 by $17,242, principally due to adjustments of accumulated net operating losses available under the Internal Revenue Code’s Section 382 limitation. In addition, tax rate changes enacted in Israel were principally responsible for the increase in the deferred tax assets and corresponding valuation allowance by $1,804 for the year.

The reduction in U.K. and Australia net operating loss carryforward resulted from the disposal of the subsidiaries in those jurisdictions during 2011 (see Note 3).

Net income (loss) consists of the following:

	Year ended December 31,
	2009	2010	2011
Income (loss) from continuing operations before taxes
Domestic	$(613)	$82	$(424)
Foreign	1,333	706	228

Total	$720	$788	$(196)

Taxes on income
Domestic	$—	$—	$—
Foreign	47	69	9

Total	$47	$69	$9

Income (loss) from continuing operations after taxes
Domestic	$(613)	$82	$(424)
Foreign	1,286	637	219

Total	$673	$719	$205

Income (loss) from discontinued operations
Domestic	$—	$—	$—
Foreign	(177)	(50)	(14)

Total	$(177)	$(50)	$(14)

Net income (loss)
Domestic	$(613)	$82	$(424)
Foreign	1,109	587	205
Total	$496	$669	$(219)

Reconciliation of theoretical tax expense (benefit) attributable to continuing operations to actual tax expense (benefit):

In 2009, 2010 and 2011, the main reconciling item of the statutory tax rate of the Company (26% in 2009, and 25% in 2010 and 24% in 2011) to the effective tax rate (6.53% in 2009, 8.76% in 2010 and (4.59%) in 2011) is tax loss carryforwards and other deferred tax assets, for which a full valuation allowance was provided.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographical areas:

The Company adopted ASC 280 (originally issued as Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information”). The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has only one operating segment. The Company’s total revenues are attributable to geographic areas based on the location of the end customer.

The following table presents total revenues for the years ended December 31, 2009, 2010 and 2011 and long-lived assets as of December 31, 2009, 2010 and 2011:

	2009		2010		2011
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
North America	$9,062	$156	$8,742	$13	$8,694	$34
Europe and the Middle East	424	17	802	87	714	58
Asia Pacific	265	127	765	6	263	—

	$9,751	$300	$10,309	$106	$9,671	$92

b.	Major customers data as a percentage of total revenues:

There were no customers representing 10% or more of revenues in 2011. One customer represented approximately 11% of the Company’s total revenues in each of 2010 and 2009.

NOTE 15:- FINANCIAL EXPENSES, NET

	Year ended December 31,
	2009	2010	2011
Income:
Foreign currency translation adjustments	5	—	109
Other income	20	12	15

Total income	25	12	124

Expenses:
Interest and bank charges	185	174	253
Foreign currency translation adjustments	—	80	—

Total expenses	185	254	253

Financial expenses, net	$160	$242	$129

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- RELATED PARTY TRANSACTIONS

a)	In June 1999, the Company’s Board of Directors approved the issuance of 3,478 Series C-2 Preferred shares to the Company’s Chairman for a purchase price of $100, which the Chairman paid based on a loan provided to him by the Company. The loan was approved by the Company’s shareholders in June 2000 and bears annual interest at the rate of 6.5%. Repayment of the loan is due when the Chairman sells or otherwise disposes of the shares that were purchased with the proceeds of the loan. In addition, the Company, at its sole discretion, may call for immediate repayment of the loan and the interest thereon in the event that (i) the Chairman becomes bankrupt or files a motion for bankruptcy, or (ii) the Chairman ceases to remain in the employment of the Company for any reason.

b)	On June 30, 2011, the Company entered into a share purchase agreement with Jerusalem Technology Investments Ltd (the “Investor”), a company with which two of the Company’s directors—Samuel HaCohen and Vladimir Morgenstern— and one of the Company’s major shareholders (Jerusalem High-tech Founders, Ltd.) ) are affiliated. Pursuant to the agreement, the Investor committed to invest in the Company an amount of $250 at a price of $1.00 per Ordinary Share, within 31 days from the date of the agreement, in return for 250,000 of our Ordinary. 50,000 of those Ordinary Shares were issued on June 30, 2011, upon a payment of $50 by the Investor. In February 2012, the Investor invested an additional $75 portion of its total commitment under the agreement. This equity financing constituted an extraordinary transaction with an entity in which two of the Company’s directors possessed a personal interest and was therefore approved by the Company’s audit committee and Board of Directors in accordance with the requirements of the Companies Law.

c)	On December 31, 2011, the Company completed the sale of 100% of the common stock of ViryaNet Australia, to Hosking Family Trust, owned by the former general manager of ViryaNet Australia, Mark Hosking (“Buyer”), for consideration of $340. The consideration is to be paid as follows; $100 is due on January 2, 2012 and the balance of $240 is to be paid over a period of four years in equal quarterly installments starting March 31, 2012, and bears interest at a fixed annual rate of 3.5%, paid quarterly. The repayment of the balance owed is secured through a personal guarantee provided by the Buyer (see also Note 3). This transaction constituted an extraordinary transaction with the Buyer, who possessed a personal interest and was therefore approved by the Company’s audit committee and Board of Directors in accordance with the requirements of the Companies Law.

NOTE 16:- SUBSEQUENT EVENTS

In February 2012 the Company issued to the holder of the Company’s long-term convertible debt 15,380 shares in payment of interest expense.

In February 2012, the Company received an additional $75 of the total purchase price under its share purchase agreement with Jerusalem Technology Investments Ltd. (see Note 12(c)).

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

On March 12, 2012 the Company received from Bank Hapoalim a waiver of its bank covenants (see Note 7) for the remaining quarters of 2012 and for the first quarter of 2013. In connection with the waiver the Company paid fees of $8 to the bank.