Form 20-F
period 2012-12-31
VIRYANET LTD
filed 2013-04-29
CIK 1119744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

As of December 31, 2012, the Registrant had 3,899,610 shares outstanding, comprised of 3,572,813 Ordinary Shares and 326,797 Preferred A Shares.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No (The registrant intends to submit and post the Interactive Data File for the financial statements included in this annual report within the 30 day grace period accorded to registrants complying with all levels of XBRL tagging for the first year (and with XBRL tagging generally for the second year) under the Commission’s rules and regulations)

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•	timely development and degree of acceptance for our new products;

•	competitive pricing;

•	general market, political and economic conditions in the countries in which we operate;

•	projected capital expenditures and liquidity;

•	changes in our strategy;

•	government regulations and approvals;

•	changes in customers’ budgeting priorities;

•	litigation and regulatory proceedings; and

•

those factors referred to in Item 3 “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects”, as well as in this annual report generally.

Except to the extent required by law, neither we, nor any of our respective agents, employees or advisors, intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this annual report.

CERTAIN TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

•	references to “ViryaNet,” “our company,” “the Company,” “the registrant,” “we,” “us,” and “our” refer to ViryaNet Ltd. and its consolidated subsidiaries;

•	references to “Ordinary Shares”, “our shares” and similar expressions refer to the Company’s Ordinary Shares, par value NIS 5.0 per share;

•	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

•	references to “Euro” or “€” are to the Euro, the official currency of the Eurozone in the European Union

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “articles” are to our Articles of Association, as amended;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

•	references to the “Securities Act” are to the Securities Act of 1933, as amended;

•	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	references to “NASDAQ” are to the Nasdaq Stock Market; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.

PART I

Item 1.	Identity Of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The tables that follow present portions of our financial statements and are not complete. You should read the following selected financial data together with our consolidated financial statements included elsewhere in this annual report, the notes thereto and “Item 5. Operating and Financial Review and Prospects” of this annual report. Historical results are not necessarily indicative of any results to be expected in any future period.

We have derived the selected consolidated statements of operations data below for the years ended December 31, 2010, 2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011 and 2012, from our audited consolidated financial statements that are included elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. We derived the consolidated statements of operations data for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 from audited consolidated financial statements that are not included in this annual report.

Summary Consolidated Financial Information

U.S. dollars in thousands (except share and per share data)

	2008	2009	2010	2011	2012
Statement of Operations Data(1):
Revenues:
Software licenses	$1,310	$1,453	$1,574	$1,549	$1,154
Maintenance and services	9,252	8,298	8,735	8,122	9,559

Total revenues	10,562	9,751	10,309	9,671	10,713
Cost of revenues:
Software licenses	120	62	68	56	122
Maintenance and services	5,091	3,591	3,873	3,513	4,101

Total cost of revenues	5,211	3,653	3,941	3,569	4,223
Gross profit	5,351	6,098	6,368	6,102	6,490
Operating expenses:
Research and development, net	1,725	1,029	1,010	1,614	1,100
Sales and marketing	2,995	2,546	2,782	2,847	2,650
General and administrative	2,085	1,648	1,551	1,708	1,606

Total operating expenses	6,805	5,223	5,343	6,169	5,356
Income (loss) from continuing operations	(1,454)	875	1,025	(67)	1,134
Financial expenses, net	402	155	237	129	196

Income (loss) from continuing operations before taxes on income	(1,856)	720	788	(196)	938
Taxes on income	14	47	69	9	27

Net income (loss) from continuing operations	$(1,870)	673	719	(205)	911
Income (loss) from discontinued operations	(210)	(177)	(50)	(14)	—

Net income (loss)	$(2,080)	$496	$669	$(219)	$911

Basic net income (loss) per share	$(0.70)	$0.16	$0.19	$(0.06)	$0.23
Weighted average number of shares used in computing basic net income (loss) per Ordinary Share	2,992,752	3,176,831	3,467,302	3,671,547	3,896,018
Diluted net income (loss) per share	$(0.70)	$0.14	$0.17	$(0.06)	$0.21
Weighted average number of shares used in computing basic and diluted net loss per Ordinary Share	2,992,752	3,540,467	3,884,201	3,671,547	4,279,961
Balance Sheet Data:
Cash and cash equivalents	$143	$156	$97	$104	$335
Working capital (deficit)	(5,830)	(5,611)	(5,635)	(4,528)	(4,318)
Total assets	9,802	9,241	9,760	9,211	9,190
Long-term bank loans, including current maturities	1,739	1,289	1,089	1,499	1,143
Long-term convertible debt	543	530	—	502	—
Shareholders’ equity (deficit)	(1,375)	(606)	357	270	1,302

(1)	We have reclassified our historical results of operations in 2008 through 2010 to remove the operations of two entities of which we disposed during 2011— ViryaNet Pty in Australia and ViryaNet Europe in the U.K.— from our revenues and expenses, collapsing the net income or loss from these operations into a single line within discontinued operations. All of the operations data in this annual report, including data that appears in Item 3 “Key Information - Risk Factors”, and Item 5 “Operating and Financial Review and Prospects”, reflects this reclassification.

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

Risks Related to our Business

We incurred net losses in certain recent years, have a significant accumulated deficit and may incur losses again in the future.

Although we had net income of $0.9 million in 2012, $0.7 million in 2010 and $0.5 million in 2009, we had incurred a substantial net loss during 2008 and again incurred a net loss in 2011, and may not maintain our profitability in 2013 or in future years. As of December 31, 2012, we had an accumulated deficit of approximately $119.8 million. In order to achieve and maintain profitability we will need to increase our revenues while containing or reducing our costs. However, a substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. While our revenues in 2008 were $10.6 million, we incurred net losses of $2.1 million during that year. While we achieved profitability in 2009 and 2010, our revenues in those years decreased relative to 2008, to $9.8 million and $10.3 million, respectively. Furthermore, our revenues in 2011 further decreased compared to in 2010, to $9.7 million, and we incurred a loss of $0.2 million, after two consecutive profitable years. We cannot assure you that we can continue the increase in our revenues that we experienced in 2012, or, even if we are able to increase our revenues, that we will be able to maintain our profitability on a consistent basis.

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

•	the geographic composition of our revenues;

•	integration and assimilation of management, employees and product lines of acquired companies;

•	effectiveness of our customer support, whether provided by our resellers or directly by us; and

•	foreign currency exchange rate fluctuations, primarily the US dollar against the Israeli shekel.

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

We may not be able to meet or refinance our debt payment obligations in the future.

Our ability to meet our payment obligations under our debt liabilities, including convertible debt, will depend on whether we can successfully implement our strategy, as well as on financial, competitive, and other factors, including some factors that are beyond our control. If we are unable to generate sufficient cash from operations to meet principal and interest payments on our debt or to repay our debt obligations in full at their maturity dates, we may have to refinance all or part of our indebtedness. Our ability to refinance our indebtedness, including convertible debt, will depend upon, among other things: our financial condition at the time; restrictions in agreements governing our debt; and, other factors, including market conditions.

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

During each of the five years in the period ended December 31, 2012, we had positive cash flow from operations. However, prior to 2008, we had negative cash flow from operations for each of the several preceding years. Over the past five years, we have raised approximately $0.3 million in equity financings. However, we expect that we may need additional financing to fund our business operations. Any additional financing that is structured as a secured debt financing may require the consent of our main current creditors, Bank Hapoalim and Bank Otsar Ha-Hayal. Our ability to raise additional financing from third parties may be impacted by the limited liquidity of our Ordinary Shares in the OTCQB marketplace of OTC Markets Group. We cannot assure you that additional financing will be available on terms favorable to us, or at all. In the event that the market price of our Ordinary Shares does not appreciate, or if it declines, we may not be able to consummate a private equity financing transaction to raise additional capital. If adequate funds are not available or are not available on acceptable terms, our ability to fund our day to day operations, expand our research and development, and marketing and sales, efforts, pursue potential acquisitions, take advantage of unanticipated opportunities, develop or enhance our website content, features, services, or otherwise respond to competitive pressures would be severely constrained. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders will be reduced, and any newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We will need sufficient funds to re-pay our loans from Bank Hapoalim and Bank Otsar Ha-Hayal, which may be subject to immediate repayment if we do not meet our repayment schedule or meet specified conditions.

As of March 31, 2013, our outstanding debt to Bank Hapoalim consists of the remaining $376,000 of a $460,000 long-term loan which is payable in 11 monthly installments of approximately $42,000 each starting February 6, 2013 and bears interest quarterly at a rate of a one month LIBOR plus 5.7%.

We have also received an aggregate of NIS 3.1 million (approximately $0.83 million, based on the dollar-shekel exchange rate reported by the Bank of Israel as of December 31, 2012) of bank financing that is guaranteed by the Israeli government based on an approval from Israel’s State Guaranteed Medium Business Assistance Fund, or the Fund, and with respect to which Samuel HaCohen, the Company’s Chairman of the board of directors, has provided a personal guarantee. The financing was provided to us in four increments (NIS 750,000 in July 2011, NIS 1,350,000 in September 2011, NIS 500,000 in October 2012 and NIS 500,000 in January 2013) by the Fund’s participating bank, Bank Otsar Ha-Hayal. The loans bear interest annually at the Israeli prime rate, plus 3.5%, which is payable on a monthly basis, beginning one month following the receipt of the loans. The principal portions of the NIS 750,000 and the NIS 1,350,000 loans are payable in 49 equal monthly payments of NIS 18,080 and NIS 32,545, respectively (each of which includes interest as well), beginning on August 6, 2012 and September 8, 2012, respectively. The principal portions of each of the NIS 500,000 loans are payable in 60 equal monthly payments of NIS 9,960 and 9,842, respectively (each of which includes interest as well), beginning one month following the receipt of the loans. For more information, please see “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources—Sources of Cash—Bank Financing”

We may need to obtain funding from third parties to meet the payment obligations under the above-described loan arrangements in a timely manner, and there is no assurance that either Bank Hapoalim or Bank Otsar Ha-Hayal will grant us an extension of these payment dates in the future, if requested. Our ability to raise capital via convertible debt or equity financing arrangements with third parties for the re-payment of our bank loans may be impacted by the limited liquidity of our Ordinary Shares on the OTCQB. If we fail to timely effect any repayment of these loans, the relevant bank may demand immediate repayment of the outstanding debts and all interest thereon and would be entitled to exercise any remedies available to it. That would have a material adverse effect on our business. For more information, please see “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources—Sources of Cash—Bank Financing” and “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources—Sources of Cash— Government Guaranteed Bank Financing.”

We substantially reduced the number of our employees several years ago, and, as a result, may be unable to meet certain revenue objectives and sustain profitability.

Several years ago we determined that we had an excess of resources resulting from past acquisitions and took action to reduce our headcount. These actions resulted in a reduction of our headcount from 148 in 2005 to 88 at the end of December 2007. During 2008, we further reduced our headcount to 67 employees. In December 2011, we further reduced our headcount to 60 employees as a result of the sale of our Australian subsidiary, but we increased our headcount since, such that as of March 31, 2013 it consists of 64 employees. Although we believe that we currently have sufficient resources available to meet and support our current obligations in relation to our current staff, we may not be able to maintain this headcount. If we are forced to reduce headcount further, our ability to meet our growth goals, and to sustain and enhance our business and operations, may be adversely impacted.

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

A significant portion of our revenues each year has been derived from large orders from a small number of customers which are not necessarily the same customers each year. In 2010, four customers each accounted for approximately 6% or more of our revenues, and such revenues represented, in the aggregate, 32% of our total revenues. In 2011, two customers each accounted for approximately 6% or more of our revenues, and such revenues represented, in the aggregate, 13% of our total revenues. In 2012, four customers each accounted for approximately 6% or more of our revenues, and such revenues represented, in the aggregate, 32% of our total revenues. We do not expect that the four customers accounting for 32% of our revenues during 2012 will generate a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We cannot assure you that we will continue to attract such substantial customers that will purchase our products and services in the future. The failure to secure new key customers, when coupled with the loss of key customers from the previous year or a significant reduction in sales to a key customer from the previous year, would cause our revenues to significantly decrease and make it significantly more difficult for us to be profitable.

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

During the past few years, we have experienced fluctuation in the mix of our revenues from software licenses and services. If either or both of these trends continue, it may adversely affect our gross margins and profitability.

Our revenues from the sale of software licenses have been variable over the past three years, ranging from approximately $1.57 million in 2010 and $1.55 million in 2011 to approximately $1.15 million in 2012. Our revenues from services have also fluctuated during this same three year period, declining to approximately $8.1 million in 2011 from approximately $8.7 million in 2010, and then rising to approximately $9.6 million in 2012. Both of these trends have had a direct impact on our gross margins and profitability. Our gross margins from software licenses is substantially higher than our gross margin from services, since our cost of services, which includes expenses of salaries and related benefits of the employees engaged in providing the services, is substantially higher than our cost of software licenses. However, a decline in the volume of services revenues that we generate (regardless of such services’ relative lesser profitability) may in any case have an adverse direct impact on our overall gross margins and profitability if not accompanied by a countervailing increase in the amount of revenue from software licenses. If software license revenues further decline, or if services revenues once again decline and are not again accompanied by a countervailing increase in software license revenues, our gross margins and profitability may be adversely affected.

If we fail to improve our margins on services revenues in the future, our results of operations could suffer.

Our margins on services revenues have been fairly consistent in the last three years. In both 2012 and 2011, our margins on services revenues were 57% compared to 56% in 2010. In order to maintain or continue to improve our margins on services revenues, we will need to maintain or increase the efficiency and utilization of our services personnel, consistently control our costs, and increase the volume of our services revenues. There is no assurance that we will be able to maintain or improve our services margins, or that they will not decline in the future.

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

The markets for mobile workforce management applications and the automation of field service delivery are highly competitive, yet fragmented and stratified, although a number of our traditional competitors have been acquired by larger companies. We compete for the business of global or nationwide organizations that seek to support complex and sophisticated products across a variety of industries. We compete against companies such as, but not limited to, Service Power Technologies, CGI, Ventyx (acquired in 2010 by ABB Ltd.), ClickSoftware Ltd, TOA Technologies and ServiceMax. Our primary competitors in commercial and other general field service markets include enterprise application solution providers such as Astea International Inc. and Metrix LLC (acquired by IFS in 2012), along with traditional ERP and CRM software application vendors such as Oracle Corporation and SAP A.G.

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

We rely upon software from third parties. If we cannot continue using that software, we would have to spend additional capital to redesign our existing software and may not be able to compete in our markets. We may also be exposed to claims by the parties that license that software to us due to over-deployment of the software by our customers.

We utilize third-party software products to enhance the functionality of our products. Our business would be disrupted if functional versions of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either redesign our software to function with alternate third-party software or develop these components ourselves. If functional versions of third-party software were either no longer available to us or no longer offered to us on commercially reasonable terms, we might be forced to limit the features available in our current or future product offerings, and the commercial release of our products could be delayed, which could materially adversely affect our business, financial condition and results of operations. Our reliance upon third-party software may also expose us to claims by the providers of the software that the software is being over-deployed by our customers.

Marketing and distributing our products outside of North America and other international operations may require us to incur increased expenses and may increase our exposure to risks with respect to which we may not be able to obtain adequate protection.

We market and sell our products and services in North America, Europe, Asia-Pacific and South America. We received 15% of our total revenue in 2010, 10% of our total revenue in 2011 and 16% of our total revenue in 2012 from sales to customers located outside of North America. In addition to our operations in the United States, we have marketing and support facilities and offices in Israel. These operations require, and the expansion of our existing operations and entry into additional international markets will require, significant management attention and financial resources. In addition, since our financial results are reported in dollars, decreases in the rate of exchange of non-dollar currencies in which we make sales relative to the dollar will decrease the dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may materially adversely affect our results of operations. Historically, we have not hedged our foreign currency-denominated account receivables and expense risks.

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

Our facilities are located in the United States and Israel, This geographic dispersion consumes significant management resources that may place us at a disadvantage compared to our locally based competitors. In addition, our international operations are generally subject to a number of risks, including:

•	differing technology standards and language requirements;

•	changing product and service requirements in response to the formation of economic and marketing unions, including the European Economic Union;

•	economic or political changes in international markets;

•	the uncertainty of protection for intellectual property rights in some countries, particularly in southeast Asia;

•	multiple and possibly overlapping tax structures.

•	foreign currency exchange rate fluctuations;

•	longer sales cycles;

•	multiple, conflicting and changing governmental laws and regulations;

•	greater dependency on partners;

•	time zone and cultural differences;

•	protectionist laws and business practices that favor local competition;

•	difficulties in collecting accounts receivables and longer collection cycles; and

•	political and economic instability.

We expect international revenues to increase as a percentage of total revenues (as was the case in 2012 relative to 2011), and we believe that we must continue to expand our international sales and professional services activities in order to be successful. Our international sales growth will be limited if we are unable to expand our international sales management and professional services organizations either through a direct presence in local markets or through channel partners. If we fail to manage our geographically dispersed organization, we may fail to execute our business plan, and our revenues may decline.

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

The stock market in general experiences extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our Ordinary Shares. The market price of our Ordinary Shares fluctuated substantially between $0.45 and $1.08 during 2012 and between $0.42 and $1.15 during 2011, and increased overall from $0.54 on December 30, 2011 to $0.58 on December 31, 2012. The market price of our Ordinary Shares increased during the first three months of 2013, to $0.62 on March 28, 2013, and may continue to fluctuate substantially due to a variety of factors, including:

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

We have never paid cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain earnings, if any, for use in financing our operations and expanding our business, in particular to fund our research and development and sales and marketing activities, which enable us to capitalize on technological changes and new market opportunities. Any future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, tax impact of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors. The distribution of dividends also may be limited by Israeli law, which allows the distribution of dividends out of additional paid-in capital (as calculated in accordance with the Companies Law) only upon the permission of the court. You should not rely upon an investment in our Ordinary Shares if you require dividend income from your investment.

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

As of March 31, 2013, we have reserved up to 1,028,000 Ordinary Shares for issuance under our share option plans, under which 36,534 options have been exercised, the restrictions on 771,014 restricted shares have lapsed and the restrictions on 36,668 restricted shares have not lapsed yet as of March 31, 2013. In addition, the balance of our convertible debt owed to LibertyView, in a principal amount of $277,500, may be converted by LibertyView at any time into our Ordinary Shares at an exercise price of $11.025 per share. The sale, or availability for sale, of such substantial quantities of our Ordinary Shares may have the effect of further depressing the market price of our stock. In addition, a large number of our Ordinary Shares that were previously subject to resale restrictions are currently eligible or shall soon be eligible for resale into the public market.

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

As of March 31, 2013, our executive officers and directors serving as of such date, and entities affiliated with them, beneficially owned, in the aggregate, approximately 43.5% of our outstanding Ordinary Shares, which includes Ordinary Shares that may be issued upon exercise of options and warrants, conversion of convertible notes and vesting of restricted shares that are exercisable, convertible or that have vested, or that will become exercisable, convertible or will vest, within 60 days of March 31, 2013. Such percentage does not take into account restricted Ordinary Shares that have been granted to executive officers and directors, the restrictions related to which will lapse more than 60 days after March 31, 2013. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

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

Our principal research and development facilities are located in Israel. We are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, which varies in degree and intensity, has caused security and economic problems in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing or revived hostilities related to Israel will not have a material adverse effect on us or our business and on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain and although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2012. In November 2012, when Hamas increased the scope and intensity of its rocket attacks against Israeli civilian targets, Israel commenced a military operation in Gaza in an attempt to prevent the rocket attacks and disrupt the capabilities of the militant organization. Direct negotiations between Israel and the Palestinian Authority with the ultimate aim of reaching an official “final status settlement” are currently suspended and it is by no means clear if, and when, they will be restarted. In addition, Israel faces threats from more distant neighbors, in particular, the Islamic Republic of Iran, an ally of Hezbollah and Hamas.

Since December 2010, a wave of demonstrations and civil protests has been taking place throughout the Arab states of the Middle East and North Africa, which has so far resulted in regime change in several states, including Egypt, with whom Israel signed a peace treaty in 1979, and the outbreak of civil war in Syria. It is uncertain what impact these changes may have on Israel’s relations with its Arab neighbors, in general, or on our operations in the region, in particular. Were these changes to result in the establishment of new fundamentalist Islamic regimes or governments more hostile to Israel, or, for example, were the new Egyptian regime to abrogate its peace treaty with Israel, this could have serious consequences for the peace and stability in the region, raise additional political, economic and military challenges for Israel and could materially adversely affect our operations.

Furthermore, several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. Such restrictions may seriously limit our ability to sell our products to customers in those countries.

Our business insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that such coverage will be adequate or proportional to the actual direct and indirect damage. Any losses or damages incurred by us could have a material adverse effect on our business.

Our operations may be disrupted by the obligation of our personnel to perform military service.

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

We may be adversely affected if the shekel appreciates against the dollar or if the rate of devaluation of the shekel against the dollar is exceeded by the rate of inflation in Israel.

Most of our revenues are in U.S. dollars or are linked to the U.S. dollar, while a portion of our expenses, principally salaries and the related expenses for our Israeli operations, are incurred in shekels. We do not utilize hedging to manage currency risk, and, therefore, are exposed to the risk that the shekel may appreciate relative to the U.S. dollar, or that even if the shekel devaluates in relation to the U.S. dollar, that the rate of inflation in Israel will exceed such rate of devaluation or that the timing of such devaluation will lag behind inflation in Israel. Any of such scenarios would result in increased dollar cost of our operations. While the average representative exchange rate between the U.S. dollar and the NIS increased during 2012, to NIS 3.8559 per one dollar for 2012, from NIS 3.5781 per one dollar for 2011, reflecting a devaluation of the shekel relative to the dollar over the course of 2012, in 2011, the trend had been the opposite, with the average representative exchange rate falling to NIS 3.5781 per one dollar, from NIS 3.7333 per one dollar for 2010, thereby increasing the dollar-recorded value of our shekel-incurred expenses. The Israeli consumer price index, which serves as a barometer of Israeli inflation, slowed its rate of increase during 2012, only growing at the rate of 1.6% after having grown by 2.2% in 2011 and 2.7 in 2010. While these trends enabled us to avoid the adverse impact of shekel-dollar currency exchange rates and Israeli inflation on our results of operations in 2012, this trend could be reversed in future years.

NIS-linked balance sheet items may also create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, thereby affecting our net income and earnings per share. We cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation or devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

We have received in the past royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel, or the OCS, under the Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, and the regulations promulgated thereunder. The terms of these grants prohibit us from manufacturing more than 10% of the products developed using these grants outside of Israel without special approvals. There is no assurance that we will receive such OCS approval. Even if we receive approval to manufacture these products outside of Israel, we may be required to pay increased royalties of the grant amount plus interest. If we elect to transfer more than an insubstantial portion of our manufacturing processes to contractors outside of Israel, we may be required to obtain the consent of the OCS and pay higher royalties to the OCS.

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

Although we believe that we were not a passive foreign investment company in 2012, we cannot assure our shareholders that we will not be treated as a passive foreign investment company in 2013 or in future years. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of the average value of our assets (or possibly the adjusted bases of our assets in particular circumstances), including the pro rata share of the assets of any company in which we are considered to own 25% of the shares by value, in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of our shareholders will be subject to adverse tax consequences, including:

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

Over the past 25 years, we have developed, marketed, and supported field service software applications that have provided companies with solutions that improve the quality and efficiency of complex service business processes. During this period of time, numerous customers around the world have deployed our solutions.

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

During fiscal 2011, we decided to explore strategic alternatives to our direct sales activities in Australia in order to focus on indirect sales channels in the Asia-Pacific region, which decision culminated in the sale of our wholly owned subsidiary in Australia, ViryaNet PTY Ltd., on December 31, 2011, for a purchase price of $340,000, payable in interest-bearing installments. ViryaNet PTY revenues and assets constituted less the 10% of our revenues and assets during the three fiscal years 2009-2011.

During fiscal year 2011, we also decided to strike off our wholly inactive subsidiary in the U.K., ViryaNet Europe Ltd, by filing an application with the U.K. Companies House in December 2011, which became effective in April 2012.

Our cash used towards capital expenditures (i.e., for the purchase of property and equipment) has been $29,000, $83,000 and $100,000 for the years ended December 31, 2012, 2011 and 2010, respectively. The significant decrease in capital expenditures during 2012 was due to the absence of a more significant number of purchases of computers and software, which had been made and completed in 2010 and 2011. We believe that our capital expenditure program is sufficient to maintain our current level and quality of operations. We review our capital expenditure program periodically and modify it as required to meet current needs. For 2013, we anticipate spending approximately $60,000 towards capital expenditures.

Business Overview

We are a provider of software solutions that optimize and allow for the continuous improvement of service processes for mobile workforces. Optimizing both simple and complex field service work, our solutions schedule and dispatch resources, enable mobile field communication, and provide visibility and operational guidance. Using an integrated approach, we help our customers attain the maximum benefits from our mobile workforce management solution. This integrated approach consists of a Performance Management practice and an innovative product, ensuring our customers can implement change, enable differentiation, and provide for continuous improvement. By applying Performance Management methodologies and visualizing data in balanced views, ViryaNet helps customers tune their business processes and planning policies to suit existing and evolving business goals. We have approximately 60 customers worldwide, whom we service from our support offices in the United States and Israel. We target companies in the utility, telecommunications, retail, healthcare and general service industries that have distributed mobile workforces, strong commitments to customer satisfaction, extensive service agreements, and a need to improve their service operations. We believe that these industries provide substantial growth opportunities for our products and services.

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

Business Strategy

Our goal is to become the leader in the mobile workforce management software market. We intend to achieve this goal by increasing our sales and marketing efforts in North America, growing our business in target sectors through our partner network as well as through our direct sales force; increasing our revenues from Europe, Asia/Pacific and South America by expanding our partner network, adding resources in support of international activities, establishing a local presence in certain targeted geographic markets; and intensifying our focus on account management and customer support to enable follow-on sales into our installed base.

Markets

We deliver state-of-the-art solutions specific to the needs of key markets, including utilities, telecommunications and cable/broadband companies, retail/grocery companies, healthcare, insurance companies, and general service providers. We reach prospects within each of these markets through our direct sales force, supported by marketing campaigns, as well as through our partner network, including, among others, GE Energy, Amdocs and Vodafone.

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

Our revenues are derived mainly from the sale of software licenses and from maintenance and services that we provide in support of our software. The following table describes, for the periods indicated, the percentage of revenues represented by each of these categories of revenues in our consolidated statements of operations:

	Year Ended December 31,
	2010	2011	2012
Category of Revenues:
Software licenses	15.3%	16.0%	10.8%
Maintenance and services	84.7%	84.0%	89.2%

Total	100.0%	100.0%	100.0%

The following table breaks down the revenues from our products and services by geographic market, stated as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Region	2010	2011	2012
North America	84.8%	90.0%	84.3%
Europe	7.8	7.3	9.0
Asia Pacific	7.4	2.7	2.7
South America	—	—	4.0

Total	100.0%	100.0%	100.0%

Our sales personnel operate through our United States subsidiary and cover North America, Europe, Asia Pacific and South America regions. Our sales and marketing staff consists of professionals in a variety of fields, including marketing and media relations, direct sales, technical sales consultants, product management, and business development. As of December 31, 2012, we employed 14 sales, marketing, product management and business development personnel.

We intend to expand our marketing and implementation capacity through the use of third parties, including systems integrators, vendors of complementary products and providers of service applications. By employing third parties in the marketing and implementation process, we expect to enhance sales by taking advantage of the market presence of these third parties.

Our North American strategy utilizes a direct sales model, supplemented by key partners like GE Energy. Our international strategy uses mostly indirect sales channels in order to sell effectively into local markets and perform certain implementation activities on our behalf. We expect to benefit from marketing programs and leads generated by these partners, as well as from cooperation from the sales forces of these partners in sales opportunities. We will continue to explore and establish indirect sales channels through relationships with agents, local resellers who offer complementary products and solutions, global systems integrators, and application service providers.

Outside of North America, we continue to utilize our global partners GE Energy, and Amdocs, along with our partner Vodafone, which has developed a specialized practice dedicated to the implementation of ViryaNet’s solutions and providing post-contract maintenance and support. All of our partners and their customers are supported by our business development, customer care, and professional services organizations in the United States and Israel.

Application service providers are used to provide our product to customers who wish to avoid the initial cost of our product combined with the required hardware platforms and infrastructure investments. Through an application service provider, customers are billed a monthly rental or subscription fee. We have two partners that have hosting capability, offering our products in software as a service (SaaS) model: Vodafone and Vertex Group.

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

ViryaNet G4 is a comprehensive mobile workforce management platform that works for all of our customers’ service resources, solving real business challenges associated with a range of service-related business processes.

•	Allows central management of all work and all resources.

•	From simple to complex projects.

•	For individuals, crews, sub-contractors and equipment.

•	Delivers optimal plans, schedules and dispatching of mobile field workers.

•	Forecasting demand and planning workforce buildup.

•	Dynamic optimization of assignments for work and available resources.

•	Real-time exception management.

•	Enables mobile field workers to easily access information.

•	Work plan and data; parts location; and time reporting.

•	For any device, any network - online or offline.

•	Provides service operations analytics.

•	Historical, real-time and predictive analytics.

ViryaNet G4 Modules & Components

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

•	BPM Blueprint for Mobile Workforce Management

•	Smart Meter for Utilities

ViryaNet G4 - Key Differentiators

•	Methodology/Practice - With ViryaNet our customers will maximize their opportunity to improve their business goals, implement change, enable differentiation, and provide for continuous improvement.

•	Business-value focus approach

•	Guide/build a performance management practice

•	Planning - With ViryaNet G4 our customers can find the optimal operating point for their service organization, save dollars by eliminating inefficiencies in their workforce and provide better service.

•	Plan for the moment and for the future

•	Align daily schedules with their prioritized business objectives

•	Model their entire service business

•	User Experience - With ViryaNet G4 our customers’ employees will be more effective in the field and back in the office.

•	Extend the usefulness of their field application

•	Make better decisions when managing exceptions

•	Extensibility - With ViryaNet G4 our customers can build on industry best practices, while cost-effectively integrating their service organization’s DNA with the overall solution.

•	Leverage industry best practices

•	Cost-effectively extend ViryaNet G4 to meet our customers’ unique business needs

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

Competition

The markets for mobile workforce management applications and the automation of field service delivery are highly competitive, yet fragmented and stratified, although a number of our traditional competitors have been acquired by larger companies. We compete for the business of global or nationwide organizations that seek to support complex and sophisticated products across a variety of industries. We compete against companies such as, but not limited to, Service Power Technologies, Oracle, CGI, Ventyx (acquired in 2010 by ABB Ltd.), ClickSoftware Ltd, TOA Technologies and ServiceMax. Our primary competitors in commercial and other general field service markets include enterprise application solution providers such as Astea International Inc. and Metrix LLC (acquired by IFS in 2012), along with traditional ERP and CRM software application vendors such as Oracle Corporation and SAP A.G.

We compete against two primary types of field service solutions: Field service optimization vendors that focus on customer/engineer process optimization, which means getting the right technician to the right place at the right time, and End-to-end field service management vendors that look across the entire set of service processes (across verticals or applying vertical/industry focus).

We would normally apply a best-of-breed strategy using our product’s “secret sauce” when competing against the first group, and leverage our partners’ strategy when competing against the second.

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

There can be no assurance that others will not develop technologies that are similar or superior to our technology, or design around any licensing arrangements issued to us. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary. Policing any such unauthorized uses of our products is difficult, and although we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries, such as those in Southeast Asia, do not protect proprietary rights as fully as do the laws of the United States or Israel. There can be no assurance that our efforts to protect our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

Regulatory Framework

Government regulations have not had a material impact on our business.

Organizational Structure

We are organized under the laws of the State of Israel. We are the parent company of our direct and indirect wholly owned subsidiaries, all of which are specified in the table below.

Name of Subsidiary (1)	Country (and State, if applicable) of Incorporation
ViryaNet, Inc.	Delaware, USA
Utility Partners, Inc. (*)	Delaware, USA
iMedeon, Inc. (*)(**)	Georgia, USA

(*)	Wholly-owned subsidiary of ViryaNet, Inc.
(**)	Inactive
(1)	In December 2011 we sold our Australian subsidiary ViryaNet Pty Ltd, and filed an application for striking off our United Kingdom subsidiary ViryaNet Europe Ltd., which became effective in April 2012.

Property, Plants and Equipment

We do not own any real property. We lease approximately 6,000 square feet of space in Jerusalem, Israel, used primarily for research and development, with an annual average rent of approximately $132,000. The lease agreement for these premises expires on October 31, 2015.

ViryaNet, Inc., our subsidiary located in Massachusetts, has relocated its facilities in June 2011 to a new location in Westborough, Massachusetts and leases 10,372 square feet of office space, which is utilized primarily for administrative, marketing, sales, service and technical support purposes, with an annual average rent of approximately $185,000. The lease agreement for these premises expires on December 31, 2016.

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

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH YOUR REVIEW OF OUR “SELECTED FINANCIAL DATA” IN ITEM 3 ABOVE AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” IMMEDIATELY FOLLOWING THE TABLE OF CONTENTS ABOVE.

Overview

We are a provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery. In addition, we provide software applications for spare parts logistics, contract management, and depot repair operations. Our mission is to provide companies with solutions that improve the quality and efficiency of their complex service business processes. With ViryaNet G4 Product Suite, our principal product, a service organization can quickly transition its complex field service business processes into a manageable, scalable Internet operation, with goals of increasing efficiency, quality of service, customer satisfaction, customer retention, and profitability. Using ViryaNet G4 Product Suite, our customers can manage the continuum of their service operations, from ensuring that the right person is in the right place at the right time with the right parts and information about the customer, to automating the repair processes utilizing the Web at the least cost.

Overview of Revenues

We derive revenues from licenses of our software products and from the provision of related services. Our operating history shows that a significant percentage of our quarterly software revenue results from orders placed toward the end of a quarter. Software license revenues are comprised of perpetual software license fees primarily derived from contracts with our direct sales clients and indirect partner channels. We recognize revenues in accordance with FASB Accounting Standards Codification “(ASC”) 985-605-15 (“Software Revenue Recognition”) and ASC 605-35-05 (“Accounting for Performance of Construction—Type and Certain Production—Type Contracts”).

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

The majority of our revenues are derived from customers in North America, with the balance generated by customers in the European, Asia Pacific and South America regions. The percentage of revenues derived from North America decreased from 90.0% in 2011 to 84.3% in 2012, whereas the percentage of revenues derived from the European region increased from 7.3% of total revenues in 2011 to 9.0% of total revenues in 2012. In 2012 we began selling our software and services to customers in South America, a new region for ViryaNet, and the revenues from this region accounted for 4% of total revenues in 2012. The percentage of revenues derived from Asia Pacific in 2012 was 2.7%, the same as in 2011. Achieving future growth in the percentage of revenues derived from regions outside of North America will depend upon the degree of success of our global partners, principally GE Energy, Vodafone and Amdocs, in closing license sales with new customers. Historically, a significant portion of our revenues has been derived from a small number of relatively large customers and we expect this trend to continue. See, among the above “Risk Factors” in Item 3, “Historically, our revenues have been concentrated in a few large orders and a small number of customers. Our business could be adversely affected if we lose a key customer.”

Overview of Cost of Revenues

Our cost of revenues consists of the cost of software license revenues and cost of maintenance and services. The cost of software license revenues consists mostly of costs of third-party software that is either embedded in our software or licensed for resale from third-party software providers to enhance the functionality of our software. For fiscal years prior to 2010 the cost of software license revenues also included amortization of acquired technology. The cost of acquired technology was established as part of the purchase price allocation related to the acquisitions of Utility Partners, Inc. and e-Wise Solutions and was amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with ASC 350 (“Goodwill and Other Intangible Assets”). The cost of our acquired technology was fully amortized as of December 31, 2009 and no amortization cost was included in the cost of revenues since then. Cost of maintenance and services consists of (i) salaries and related expenses of our professional services organization employees, third-party consultants and contractors, (ii) third party software support, (iii) amortization of stock-based compensation, (iv) depreciation of fixed assets and (v) facilities and other administrative expenses incurred in support of these personnel. We expect the annual increase in the cost of services to approximate the growth of professional services revenue, if such revenues grow, on an annual basis.

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

Sales and marketing expenses consist of (i) salaries and commissions for sales and marketing employees and consultants, (ii) office expenses, (iii) travel costs, (iv) printing and distribution expenses, (v) market research expenses, (vi) advertising and promotional expenses, (vii) facilities and other administrative expenses and (viii) amortization of stock-based compensation. For fiscal years prior to 2011 amortization of acquired customer relationship was included in sales and marketing expenses. The cost of customer relationship was established as part of the purchase price allocation related to the acquisitions of Utility Partners, Inc. and e-Wise Solutions, and was amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with ASC 350. The cost of our customer relationship was fully amortized as of December 31, 2010, and no amortization cost was included in the cost of revenues in 2011 or 2012.

General and administrative expenses consist of (i) salaries and benefits for administrative, executive and finance personnel, (ii) information system costs, (iii) insurance costs, (iv) accounting expenses, (v) legal expenses, (vi) professional fees, (vii) facilities and other administrative expenses and (viii) amortization of stock-based compensation.

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

Our Reporting Currency

Our reporting currency is the United States dollar. Transactions and balances of subsidiaries whose functional currency is not the dollar have been translated to dollars under the principles described in ASC 830. Under this standard, assets and liabilities have been translated at period-end exchange rates and results of operations have been translated at average exchange rates. The exchange gains and losses arising from these translations were recorded as a separate component of accumulated other comprehensive losses in the shareholders’ equity section of our balance sheet. We disposed of those subsidiaries whose functional currency is not the dollar in 2011 and no exchange gains or losses related to these subsidiaries were recorded in 2012.

Our Location in Israel

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. See Item 3 “Risk Factors – Risks Related to Our Location in Israel” for a description of Israel-related governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Impact of Currency Fluctuation and Inflation

Since our revenues are generated in United States dollars and currencies other than shekels, and our financial results are reported in U.S. dollars, but a significant portion of our expenses (mainly personnel costs) is incurred and will continue to be incurred in shekels, our U.S. dollar-denominated results are influenced by the exchange rate between the U.S. dollar and the shekel. We do not utilize hedging transactions to manage currency risk. Therefore, we are exposed to the risk that the shekel may appreciate relative to the U.S. dollar, which would raise the dollar-value of our shekel-incurred costs, or that even if the shekel devaluates in relation to the U.S. dollar, that the rate of inflation in Israel will exceed such rate of devaluation or that the timing of such devaluation will lag behind inflation in Israel, which would also raise the amount of our shekel-incurred costs. This increase in the dollar-recorded cost of our Israeli operations could have a material adverse impact on our operating results and share price. We also do not own any market risk sensitive instruments. However, we may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks.

The average representative exchange rate between the U.S. dollar and the NIS, reflecting an average of buying and selling prices published by banks during the period, as published by the Bank of Israel, increased during 2012, to NIS 3.8559 per one dollar for 2012, from NIS 3.5781 per one dollar for 2011, reflecting a devaluation of the shekel relative to the dollar over the course of 2012. This devaluation had a positive impact on our financial results in 2012, as it reduced the dollar-recorded value of our shekel-incurred expenses. See “Operating Results— Comparison of Fiscal Years Ended December 31, 2011 and 2012—Cost of Maintenance and Services” in this Item 5 below. In 2011, the trend had been the opposite, with the average representative exchange rate falling to NIS 3.5781 per one dollar from NIS 3.733 per one dollar for 2010, thereby increasing the dollar-recorded value of our shekel-incurred expenses. The average representative exchange rate was as follows for each of the five most recent fiscal years:

Period	Exchange Rate
January 1, 2008 - December 31, 2008	NIS 3.588/$1
January 1, 2009 - December 31, 2009	NIS 3.933/$1
January 1, 2010 - December 31, 2010	NIS 3.733//$1
January 1, 2011 - December 31, 2011	NIS 3.578/$1
January 1, 2012 - December 31, 2012	NIS 3.856/$1

Despite the increase in the average representative exchange rate for 2012 as a whole relative to 2011 (reflecting higher exchange rates during most of 2012), the concluding months of 2012 saw a decrease in the exchange rate between the U.S. dollar and the NIS, such that from the start to the conclusion of 2012, the exchange rate actually decreased, from NIS 3.821 per one dollar at the start of the year to NIS 3.733 per one dollar at the end of the year, and has continued to decrease since the conclusion of 2012, having dropped to an average representative exchange rate of NIS 3.7081 per one dollar over the course of the period since December 31, 2012 (through March 31, 2013). The high and low exchange rates between the U.S. dollar and NIS during the 6 most recent months, as published by the Bank of Israel, have been as follows:

MONTH	HIGH (1 U.S. dollar = NIS)	LOW (1 U.S. dollar = NIS)
October 2012	3.895	3.792
November 2012	3.952	3.810
December 2012	3.835	3.726
January 2013	3.791	3.714
February 2013	3.733	3.663
March 2013	3.733	3.637

In 2012, the rate of Israeli inflation decreased to 1.6%, from 2.2% in 2011, after having decreased in 2011 as well, from 2.7% in 2010. As described above, reduced Israeli inflation impacts our financial results positively, by reducing the shekel-incurred costs of our Israeli operations. There can be no assurance that the rate of Israeli inflation will continue to fall. Any significant increase in the rate of Israeli inflation may have an adverse impact on our dollar-recorded financial results. See the risk factor titled “We may be adversely affected if the NIS appreciates against the dollar or if the rate of devaluation of the NIS against the dollar is exceeded by the rate of inflation in Israel” in Item 3 above.

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

Recently Issued Accounting Standards

In July 2012, the FASB issued Accounting Standards 2012-02 “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”, which introduced an optional qualitative assessment for testing intangible asset for impairment. ASU 2011-02 allows companies to qualitatively assess whether it is more likely than not (i.e., a likelihood of greater than 50%) that an indefinite-lived intangible asset is impaired. If that is the case, the company would have to perform the annual quantitative impairment test. The ASU is effective for fiscal years beginning after September 15, 2012. We did not adapt the optional qualitative assessment during 2012.

In February 2013, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02, Topic 350 - Comprehensive Income (“ASU 2013-02”), which amends Topic 220 to improve the reporting of reclassifications out of accumulated other comprehensive income to the respective line items in net income. ASU 2013-02 is effective for reporting periods beginning after December 15, 2012. We intend to adopt this standard in the first quarter of 2013 and we do not expect the adoption will have a material impact on the Company’s consolidated results of operations or financial condition.

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

We believe that application of the following critical accounting policies entails the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

Revenue results are difficult to predict, and any shortfall in revenues or delay in recognizing revenues could cause our operating results to vary significantly from period to period and could result in future operating losses. In addition, the timing of our revenue recognition influences the timing of certain expenses, such as commissions, which could cause our expenses to fluctuate from period to period. We follow very specific and detailed guidelines in measuring revenues. However, certain judgments affect the application of our revenue policy

We generate revenues from licensing the rights to use our software products directly to end-users. We also enter into license arrangements with indirect channels such as resellers and systems integrators resellers whereby revenues are recognized upon sale to the end user by the reseller or the system integrator

We also generate revenues from rendering professional services, including consulting, customization, implementation, training and post-contract maintenance and support.

Revenues from software product license agreements that do not involve significant customization and modification of the software product are recognized, under ASC 985-605-15. Under ASC 985-605-15, revenue from software license fees is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed and determinable, collectability is probable and vendor-specific objective evidence, or VSOE, of the fair value of undelivered elements exists. We do not grant a right of return to our customers. ASC 985-605-15 generally requires that revenues earned from software arrangements involving multiple elements that typically consist of license, professional services, and post-contract maintenance and support, be recognized under the residual method and allocated to each element. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all of the undelivered elements, (2) VSOE of fair value does not exist for one or more of the delivered elements in the arrangement, and (3) all revenue recognition criteria of ASC 985-605-15 are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. Our VSOE used to allocate the sales price to professional services and maintenance is based on the price charged when the undelivered elements are sold separately. For post-contract customer support, we determine the VSOE based on the renewal price charged. For other services, such as consulting and training, we determine the VSOE based on the fixed daily rate charged in stand-alone service transactions. In the event that VSOE of fair value does not exist for all undelivered elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue would be deferred until such evidence exists for the undelivered elements, or until all elements are delivered, whichever occurs earlier.

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

We do not grant right-of-return to our customers. We generally provide a warranty period of three months at no extra charge. As of December 31, 2012 and 2011, the provision for warranty cost was immaterial.

Allowance for Doubtful Accounts

We evaluate the collectability of accounts receivable based on a combination of factors related to our customers. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial down-grading of credit ratings), we may record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we may recognize reserves for doubtful accounts based on the length of time the receivables are past due and on our historical experience in collecting such receivables. During 2011 and 2012, no reserve for bad debts was required.

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

In September 2011, the Financial Accounting Standards Board, or FASB, issued guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We did not elect to adopt this accounting guidance for our Company’s goodwill impairment test for fiscal years 2011 and 2012, and continued to use the two-step process as detailed below.

Under the existing standard (when the qualitative assessment is not elected), Goodwill impairment testing is a two-step process. The first step is a comparison of the fair values of our reporting units to their respective carrying amounts. A reporting unit is the operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. We have determined that our company represents a single reporting unit, which is equivalent to the consolidated company. We believe that a step-one test performed on an enterprise value basis (equity value plus debt less cash and cash equivalents) would provide a better indication of whether a potential impairment of goodwill exists and a step-two test should be performed, than a step-one test performed on our equity carrying value basis.

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

The estimated fair value of our company as a reporting unit as of December 31, 2012 was substantially in excess of its enterprise book value. Therefore, no impairment of goodwill was recorded.

Long-lived Assets other than Goodwill

We are required to assess the impairment of long-lived assets (other than goodwill), tangible and intangible, under ASC 360-10 (“Accounting for the Impairment or Disposal of Long-Lived Assets,”) on a periodic basis, when events or changes in circumstances indicate that the carrying value thereof may not be recoverable. Recoverability of property and equipment and other intangible assets is measured by comparing the projected undiscounted net cash flows associated with those assets to their carrying values. If an asset is considered impaired, it is written down to fair value, which is determined based on the asset’s projected discounted cash flows or appraised value depending on the nature of the asset. The determination of the value of such intangible assets requires management to make assumptions regarding estimated future cash flows and other factors to determine the fair value of such assets. If these estimates or the related assumptions change in the future, we could be required to record impairment charges. We have reviewed the long lived assets and determined that the unamortized portion of our long-lived assets, other than goodwill, of approximately $0.1 million, is not subject to an impairment charge as of year-end 2012. All other intangible assets (excluding goodwill) were fully amortized as of December 31, 2010.

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

We did not grant any stock options during 2010, 2011 or 2012. During 2010 and 2011, we granted restricted shares to employees, directors and consultants and we did not grant any restricted shares during 2012. All restricted shares were granted for no consideration. In accordance with ASC 718-10, restricted shares are measured at their fair value as if they were vested and issued on the grant date; therefore, their fair value was equal to the share price at the date of grant. We recognize compensation expenses for the value of the awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

We selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock options awards and value restricted stock based on the market value of the underlying shares at the date of grant. Since all restricted shares granted to employees in 2010 and 2011 were granted for no consideration, their fair value was equal to the share price at the date of grant.

Accounting for Income Tax

We account for income taxes in accordance with ASC 740, using the liability method whereby deferred tax assets and liabilities account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Our company and our subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

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

Operating Results

The following table sets forth statements of operations data for each of the three years in the three-year period ended December 31, 2012 (in thousands):

	2010	2011	2012
Statement of Operations Data:
Revenues:
Software licenses	$1,574	$1,549	$1,154
Maintenance and services	8,735	8,122	9,559

Total revenues	10,309	9,671	10,713
Cost of revenues:
Software licenses	68	56	122
Maintenance and services	3,873	3,513	4,101

Total cost of revenues	3,941	3,569	4,223
Gross profit	6,368	6,102	6,490

Operating expenses:
Research and development, net	1,010	1,614	1,100
Sales and marketing	2,782	2,847	2,650
General and administrative	1,551	1,708	1,606

Total operating expenses	5,343	6,169	5,356
Operating income (loss)	1,025	(67)	1,134
Financial expenses, net	237	129	196

Income (loss) from continuing operations before taxes	788	(196)	938
Taxes on income	69	9	27

Net income (loss) after taxes	$719	$(205)	$911

Discontinued operations
Loss from discontinued operation net of income tax	(50)	(136)	—
Gain on disposal of discontinued operations net of income taxes	—	122	—

Net income (loss) from discontinued operations	(50)	(14)	—
Net income (loss)	$669	$(219)	$911

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

The following table describes, for the periods indicated, the percentage of revenues represented by each of the items appearing in our consolidated statements of operations:

	Year Ended December 31,
	2010	2011	2012
Revenues:
Software license	15.3%	16.0%	10.8%
Maintenance and services	84.7	84.0	89.2

Total revenues:	100.0	100.0	100.0
Cost of revenues:
Software licenses	0.7	0.6	1.1
Maintenance and services	37.6	36.3	38.3

Total costs of revenues	38.3	36.9	39.4
Gross profit	61.7	63.1	60.6

Operating expenses:
Research and development	9.8	16.7	10.3
Sales and marketing	27.0	29.4	24.7
General and administrative	15.0	17.7	15.0

Total operating expenses	51.8	63.8	50.0
Operating income (loss)	9.9	(0.7)	10.6
Financial expenses, net	2.3	1.3	1.8
Income (loss) from continuing operations before income taxes	7.6	(2.0)	8.8
Taxes on income	0.6	0.0	0.3
Income (loss) from continuing operations	7.0	(2.1)	8.5
Discontinued operations
Loss from discontinued operation net of income tax	(0.5)	(1.4)	—
Gain on disposal of discontinued operations net of income taxes	—	1.3	—
Net income (loss) from discontinued operations	(0.5)	(0.1)	—
Net income (loss)	6.5%	(2.2)%	8.5%

Geographic Distribution

Tabular information concerning the distribution of our revenues according to region, stated as a percentage of our total revenues, for each of the three years in the three year period ended December 31, 2012, is set forth in “Item 4. Information on the Company— Markets” above.

Comparison of Fiscal Years Ended December 31, 2011 and 2012

Revenues

Our total revenues increased by approximately $1.0 million or 10.8% from $9.7 million in 2011 to $10.7 million in 2012. The increase in revenues is attributable to a growth in revenues from maintenance and services by approximately $1.4 million, from $8.1 million to $9.6 million, offset in part by a decrease of $0.4 million in license revenues, from $1.5 million in 2011 to $1.1 million in 2012. From a geographic perspective, our revenues in North America and Europe increased each by $0.3 million in 2012 compared to 2011, constituting $9.0 and $1.0 million of revenues in 2012, respectively. Our revenues from the Asia Pacific region remained steady in 2011 and 2012, constituting $0.3 million in each such year. In 2012 we began selling our software and services to customers in South America, a new region for ViryaNet, and the revenues from this region accounted for $0.4 million in 2012. From a channels perspective, the contribution of revenue from indirect sales increased slightly, from 29% of revenues in 2011, to 31% of revenues in 2012, whereas direct sales contribution decreased marginally from 71% of revenue in 2011 to 69% of revenue in 2011. Both direct sales and indirect sales increased each by $0.5 million in 2012, in each case, compared to the prior year.

Software License Revenues

As alluded to above, software license revenues decreased by $0.4 million in 2012 compared to 2011 resulting from lower average deal volume in 2012.

As a percentage of total revenues, software licenses constituted 10.8% of total revenues in 2012, which is significantly lower than the 16% of revenues in 2011. There were no rate changes in our license fees that had a material impact on our license revenues.

Maintenance and Services Revenues

As alluded to above, our maintenance and services revenues increased by 17.7% in 2012, due mainly to large implementation projects conducted in North America in 2012.

As a percentage of total revenues, maintenance and services constituted 89.2% of total revenues in 2012, which is significantly higher than the 84% of total revenues in 2011. There were no rate changes in our maintenance and services fees that had a material impact on our revenues.

Cost of Revenues

Total cost of revenues increased by 18.3%, from $3.6 million in 2011 to $4.2 million in 2012, based on the combined impact of changes in cost of software licenses and cost of maintenance and services, as further explained below.

Cost of Software Licenses

The cost of software license revenue increased in 2012 by $66,000 compared to 2011, due to higher third party software cost, and as a result, the cost of software license revenue as a percentage of software license revenue increased from 3.6% in 2011 to 10.6% in 2012.

Cost of Maintenance and Services

The cost of maintenance and services revenue increased from 2011 to 2012, by 16.7%, or $0.6 million, primarily as a result of (i) the allocation of personnel from our research and development department to meet the increased projects’ work demand, as alluded to above, at a cost of $0.6 million and (ii) an increase of $0.1 million in third party software support cost, offset, in part, by (iii) a $0.1 million decrease in costs resulting from the strengthening of the U.S. dollar against the NIS in 2012. Maintenance and services revenue costs as a percentage of maintenance and services revenues remained at approximately the same level, at 43.3% in 2011 and 42.9% in 2012.

Operating Expenses

Research and Development Expenses

Our net research and development, or R&D, expenses declined by $0.5 million in 2012, from $1.6 million in 2011 to $1.1 million in 2012. The decrease in 2012 was due to our allocation of research and development personnel to services departments, which reduced our R&D expense by $0.6 million, and was offset, in part, by the hiring of new R&D employees at a cost of $0.1 million. Our net research and development expenses decreased significantly as a percentage of revenues, from 16.7% of revenues in 2011 to 10.3% in 2012.

Despite these declines in R&D expense during 2012, we expect that we will continue to devote a significant portion of our revenues to research and development to enhance our existing products, add enhancements to improve the quality and configurability of our software, and develop new features and functionality that will benefit all of our customers.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by $0.2 million, from $2.8 million in 2011 to $2.6 million in 2012, constituting 24.7% of revenues in 2012, compared to 29.4% of revenues in 2011. The decrease was attributable mainly to a reduction in sales salary costs due to turnover of headcount.

General and Administrative Expenses

Our general and administrative expenses were $1.6 million, or 15.0% of revenues, in 2012, compared to $1.7 million, or 17.7% of revenues, in 2011, a moderate decrease of $0.1 million due to a reduction in severance accruals in Israel in 2012.

Financial Expenses, net

Financial expenses, net, increased from $0.13 million in 2011 to $0.2 million in 2012. This increase was primarily attributable to the appreciation of the NIS relative to the U.S. dollar in 2012 (as measured by the decrease in the representative exchange rate from the end of 2011 (NIS 3.821 per one dollar) to the end of 2012 (NIS 3.733 per one dollar)), as compared to the depreciation of the NIS relative to the U.S. dollar in 2011 (as measured by the increase in the representative exchange rate from the end of 2010 (NIS 3.549 per one dollar) to the end of 2011 (NIS 3.821 per one dollar)). The increase in financial expense in 2012 was offset, in part, by a decrease in interest expenses in 2012 compared to 2011, due to a reduction in the aggregate amount of our outstanding bank loans and convertible debt during 2012.

Discontinued Operations

As described previously, we disposed of our subsidiaries in Australia (ViryaNet Pty) and the UK (ViryaNet Europe) during 2011. We incurred in 2011 a loss of $0.14 million from discontinued operations. The sale of ViryaNet Pty and the disposal of ViryaNet Europe resulted in a gain from disposal of discontinued operations of $0.12 million in 2011. No amounts related to discontinued operations were recorded in 2012.

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

Financial Expenses, Net

Financial expenses, net, decreased from $0.24 million in 2010 to $0.13 million in 2011. This decrease was primarily attributable to the depreciation of the NIS relative to the U.S. dollar in 2011 (as measured by the increase in the representative exchange rate from the end of 2010 (NIS 3.549 per one dollar) to the end of 2011 (NIS 3.821 per one dollar)), as compared to an appreciation of the NIS relative to the U.S. dollar in 2010 (as measured by the decrease in the representative exchange rate from the end of 2009 (NIS 3.775 per one dollar) to the end of 2010 (NIS 3.549 per one dollar) of the year). This decrease in financial expense was offset, in part, by an increase in interest and factoring fees incurred in 2011 as compared to 2010.

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

Income Taxes

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

For tax years 2010 and 2011, Israeli companies were subject to corporate tax on their taxable income at the rate of 25% and 24%, respectively. On December 5, 2011, the Knesset (Israel’s Parliament) passed a law that altered the tax burden (the “Tax Burden Law”), canceled the further planned gradual reduction in the corporate tax rates in Israel and increased and fixed the corporate tax rate at 25% starting in 2012. The capital gains tax rate was increased under the Tax Burden Law to 25% as well. The changes in tax rates did not have an effect on the Company’s tax position due to significant accumulated losses for income tax purposes, for which a full valuation has been provided.

In 2010, 2011 and 2012, the main reconciling item of the statutory tax rate (25% in 2010, 24% in 2011 and 25% in 2012) to the effective tax rate for our company (8.76% in 2010, (4.59%) in 2011 and 3% in 2012) was tax loss carryforwards and other deferred tax assets for which a full valuation allowance was provided.

As of December 31, 2012, we had net operating loss carry forwards for tax reporting purposes of approximately $61.8 million in the United States which can be carried forward and offset against taxable income for 20 years, expiring between 2017 and 2032, and $34.8 million in Israel which may be carried forward and offset against taxable income and capital gain in the future for an indefinite period. In the United States, the Internal Revenue Code limits the use in any future period of net operating loss carry forwards following a significant change in ownership interests.

As of December 31, 2012, we have provided full valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, due to the history of our operating losses, which raises uncertainty concerning our ability to realize these deferred tax assets in the future. We believe that it is more likely than not that the deferred tax assets relating to the loss carryforward will not be realized in the foreseeable future and a valuation allowance has been established for the full amount of the tax benefits.

Liquidity and Capital Resources

How We Have Financed Our Business

On September 19, 2000, we completed our initial public offering, or IPO. In that offering, we raised gross proceeds of $32.0 million and issued 80,000 Ordinary Shares at an effective price of $400.00 per Ordinary Share (as adjusted to reflect our one-for-ten reverse share split in May 2002 and our one-for-five reverse share split in January 2007). Since the time of our IPO, we have financed our operations primarily through additional sales of our Ordinary Shares through private placements or incurrence of convertible debt, bank related financings and sale of receivables. Historically, cash flow from operations has not always been sufficient to fund operations without the use of these additional financing measures.

Sources of Cash

Equity or Convertible Debt Financings

Financing from Lewis Opportunity Fund Group

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

Financing from Jerusalem Technology Investments Ltd.

On June 30, 2011, we entered into a share purchase agreement, or SPA, with Jerusalem Technology Investments Ltd., or the Investor, a company with which two of our directors—Samuel HaCohen and Vladimir Morgenstern— and one of our major shareholders (Jerusalem High-tech Founders, Ltd.) are affiliated. Pursuant to the agreement, the Investor committed to invest $250,000 in our company for 250,000 of our Ordinary Shares, reflecting a price of $1.00 per Ordinary Share, within 31 days from the date of the agreement. The Investor has made a total investment of $125,000 under the share purchase agreement ($50,000 in June 2011 and $75,000 in February 2012). On December 17, 2012 we and the Investor reached an agreement according to which the parties agreed to terminate the share purchase agreement by mutual consent such that no further investment will be made under the SPA by the Investor, and both we and the Investor released each other from any claims related to the SPA (for further details see “Item 7 Major Shareholders and Related Party Transactions”).

Financing from LibertyView

We have also obtained convertible debt financing from LibertyView Special Opportunities Fund, L.P., or LibertyView, in August 2005, for which we had an outstanding face-amount obligation of $480,000 that is due in full in August 2013. The debt bears interest at an annual rate of 7.5%, payable quarterly, and may be converted to Ordinary Shares at the discretion of LibertyView at any time during the term of the loan at a price of $11.025 per Ordinary Share.

On July 18, 2012, we entered into an agreement with LibertyView in which both parties agreed to modify the convertible debt agreement such that under certain conditions, an amount of $210,000 of the original debt of $480,000 will be forgiven, and the balance of $270,000 will be paid in 12 equal monthly installments starting July 2012, which is substantially earlier than the original contractual redemption date of August 3, 2013, and will not bear any interest. LibertyView can convert the balance of the original debt at any time to Ordinary Shares at the original conversion price, prior to the last payment. If we timely make each monthly principal payment, with the final installment on June 1, 2013, then, the remaining outstanding principal balance, less any amount converted by LibertyView to Ordinary Shares prior to June 1, 2013, will be automatically forgiven and will cease to be outstanding, and the entirety of the original debt will be considered indefeasibly paid for all intents and purposes. As part of the modified agreement we have granted to LibertyView a warrant to purchase 60,000 of our Ordinary Shares at an exercise price of $0.80 per share, which may be exercised in whole or in part no later than July 2015.

As of March 31, 2013 an amount of $277,500 is outstanding under the original convertible debt.

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

As of March 31, 2013, our aggregate outstanding borrowings with Bank Hapoalim was approximately $0.5 million, which consisted of (i) short-term borrowings of approximately $0.1 million which is drawn in shekels with interest payable quarterly at a rate of prime plus 3.3%, and (ii) the outstanding balances on our above-described long-term loans arrangements of approximately $0.4 million, which bears interest at a rate of 1 months LIBOR plus 5.7%.

The bank debts are secured in favor of the bank by a floating charge on all of our assets and by a personal guarantee of Samuel HaCohen, the Chairman of our board of directors.

Until the first quarter of 2013, our bank financing arrangement with Bank Hapoalim required us to adhere to certain financial covenants. On August 29, 2007, Bank Hapoalim had agreed to modify such covenant requirements as part of our overall financing arrangement such that on a quarterly basis starting August 1, 2007, (i) our shareholders’ equity was to be at least the higher of (a) 13% of our total assets, or (b) $1.5 million, and (ii) our cash balance was not to be less than $0.5 million. Bank Hapoalim provided us with a waiver of these modified covenant requirements for all periods from 2007 through the first quarter of 2013, for which we paid in previous years aggregate fees of approximately $62,500 and issued 10,000 Ordinary Shares to the bank.

On January 20, 2013 Bank Hapoalim agreed to perpetually cancel the bank covenants, and, starting from the first quarter of 2013, the covenants are no longer in effect. In connection with the cancellation of these covenants, we paid fees of $5,000 to the Bank.

Government Guaranteed Bank Financing

A new source of cash that we began to draw upon in recent years is a government-guaranteed business loan. On June 28, 2011 we received an approval from the State Guaranteed Medium Business Assistance Fund, or the Fund, for a loan in the amount of NIS 2,100,000 (approximately $606,411, based on the exchange rate of NIS 3.463: US$1 reported by the Bank of Israel on June 28, 2011), guaranteed by the Israeli government. The disbursement of the loan to us was contingent upon our securing an equity investment of at least NIS 500,000. The required equity investment may be executed in one of two manners: (i) a restricted shareholders’ loan payable after five years, or (ii) an equity investment in which the investors receive our shares.

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

The balance of the loan, or NIS 1,350,000, was disbursed to us on September 6, 2011. The loan bears annual interest at the rate of the Israeli prime rate, plus 3.5%, payable monthly starting October 7, 2011 and the principal is payable in 49 equal monthly payments of

NIS 32,545 each (which includes the interest as well), beginning on September 8, 2012. Since we did not receive the equity investment balance of NIS 330,000 as of the date of the disbursement of the loan balance (that is, September 6, 2011), as required under the loan terms set by the Fund, Bank Otsar Ha-Hayal instead restricted our access to an amount of $140,000 in cash from the loan proceeds, as a means to secure the repayment of the loan.

The loan is guaranteed by the Israeli government, based on an approval from Israel’s State Guaranteed Medium Business Assistance Fund, and by a personal guarantee of Samuel HaCohen, our Chairman of the board of directors.

On October 17, 2012 we received an approval from the Fund for an additional loan in an amount of NIS 1,000,000, guaranteed by the Israeli government, and on October 24, 2012 we received the first installment of NIS 500,000 of the approved amount. The repayment of the loan is secured by a restriction on our access to NIS 90,000 of the loan proceeds, and by a personal guarantee of Samuel HaCohen, our Chairman of the board of directors. The loan bears annual interest at the Israeli prime rate, plus 3.5% (equal to 7.25% as of the time of loan disbursement), and the principal and interest are payable in 60 equal monthly payments of NIS 9,960 each (which includes interest as well), beginning on November 29, 2012.

On January 13, 2013 we received the second installment of the approved loan, in an amount of NIS 500,000, from Bank Otsar Ha-Hayal. The repayment of the loan is secured by a restriction on our access to an additional NIS 145,000 of the loan proceeds, and by a personal guarantee of Samuel HaCohen, our Chairman of the board of directors.

The loan bears annual interest at the Israeli prime rate, plus 3.5% (equal to 6.75% as of the time of loan disbursement), and the principal and interest are payable in 60 equal monthly payments of NIS 9,842 each (which includes interest as well), beginning on February 14, 2013.

As of March 31, 2013, our aggregate outstanding borrowings from Bank Otsar Ha-Hayal under Fund-guaranteed loans were approximately $0.76 million.

Sale of Receivables

From time to time, we sell receivables to third parties under arrangements in which the third party pays us the amount of the accounts receivable, less an agreed upon commission and interest, and we fully transfer control of and risk related to, and irrevocably assign, the accounts receivable, which we sell without recourse to us. Our ability to sell such receivables in the future to these or other third parties under the same terms and conditions currently available to us is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the third parties’ policies from time to time.

Cash Balances

As of December 31, 2012, we had cash and cash equivalents of $335,000, compared to $104,000 as of December 31, 2011. The increase in our cash and cash equivalents balance in 2012 was due, in summary, to $513,000 of net cash provided by operating activities and an additional $113,000 of net cash provided by investing activities, offset, in part, by $395,000 of net cash used in financing activities.

Operating Activities

In 2012, the net cash provided by operating activities of $0.51 million, reflected primarily our net income of $0.9 million, adjusted to account for changes in operating assets and liabilities, including (i) a decrease of $0.6 million in other accounts payable, (ii) a decrease of $0.4 million in trade payables, offset by (iii) an increase of $0.2 million in trade receivables and (iv) an increase of $0.4 million in deferred revenue. The net impact of income and expense items not involving cash flows was immaterial.

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

Investing Activities

In 2012, investing activities provided $113,000 of net cash, resulting from collection of a substantial long-term receivable. In 2011, investing activities used $275,000 of net cash, reflecting cash used for our purchase of property and equipment and furthermore reflecting a long-term receivable. In 2010, our investing activities used $100,000 of net cash, reflecting cash use for our purchase of property and equipment.

Financing Activities

Financing activities used $0.4 million of net cash in 2012, primarily attributable to $0.6 million of cash used for repayment of long-term loans and convertible debt, offset in part, by receiving new bank loans of $0.1 million and an equity investment of $0.1 million.

Financing activities provided $0.2 million of net cash in 2011, which included $0.6 million of cash proceeds provided by new bank loans, $0.2 million of cash proceeds from a short-term bank credit and $0.1 million of cash from an equity investment in our company, offset in part by $0.5 million of cash used for our repayment of long-term bank loans and $0.1 million of restricted cash.

Financing activities used $0.3 million of net cash in 2010, which included $0.5 million of cash used for repayment of short-term and long-term bank loans and a decrease of $0.1 million in our short-term bank credit, offset, partially, by cash proceeds of $0.3 million from a new long-term bank loan.

Future Cash Needs

In addition to our need to continue to meet our payment obligations to Bank Hapoalim and Bank Otsar Ha-Hayal under the terms of our debt arrangements and to LibertyView under the terms of the convertible debt as amended, our capital requirements will depend on numerous factors, including market demand for, and acceptance of, our products, the resources we devote to developing, marketing, selling and supporting our products, and the timing and extent of establishing additional international operations. We intend to continue investing significant resources in our selling and marketing, and research and development operations in the future. We believe that our cash and cash equivalents and cash generated from operations will be sufficient to meet our currently anticipated cash requirements for at least until the end of 2013. Our ability to achieve profitability and satisfy our liquidity needs using our currently available cash, cash equivalents and cash generated from operations will depend on our ability to increase our revenues while continuing to control our expenses. We cannot assure you that we will be able to sustain profitability, particularly given the risk factors outlined earlier in this annual report on Form 20-F. If we are not successful doing so, we may be required to seek new sources of financing or additional funds from existing financing sources, such as the government-guaranteed loan described above. If additional funds are raised through issuance of equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of Ordinary Shares, and the terms of these securities could impose restrictions on our operations, and will result in additional dilution to our shareholders. Our ability to raise additional secured debt may require the consent of Bank Hapoalim and Bank Otsar Ha-Hayal. The limited volume of trading in our Ordinary Shares on the OTCQB could significantly impair our ability to raise capital should we desire to do so in the future, as it may materially impair the market price and trading market for the Ordinary Shares received by investors in a financing transaction.

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

Our research and development net expenditures for 2010, 2011 and 2012 were $1.0 million and $1.6 million and $1.1 million, respectively (see the risk factor titled “We may need to further expand our sales, marketing, research and development and professional services organizations but may lack the resources to attract, train and retain qualified personnel, which may hinder our ability to grow and meet customer demands” in Item 3 above).

Research and Development Grants from the OCS

We conduct our research and development activities primarily at our principal offices in Israel. Our research and development efforts have been financed in the past, in small part, through grants from the OCS pursuant to the Research and Development Law, or the Research Law. Under these grants, royalties are payable to the OCS at the rate of 3% to 5% of revenues derived from products developed by us under those programs. The aggregate amount of royalties we could be obligated to pay would be up to 100% to 150% of the amount of grants received, with annual interest accruing at the rate of LIBOR from the time of the grant.

The State of Israel does not own proprietary rights in technology developed with OCS funding and there is no restriction on the export of products manufactured using technology developed with OCS funding. The technology is, however, subject to certain transfer restrictions. These restrictions may impair our ability to sell our technology assets or to outsource manufacturing, and the restrictions continue to apply even after we have paid the full amount of royalties, payable for the grants. The transfer of our know-how that we developed with OCS funding is subject to OCS approval and, further, would require us to pay a so-called “redemption fee” to the OCS. Section 19B of the Research Law sets forth two alternatives for calculating the fees payable to the OCS in the event of an overseas transfer of know-how – one for the transfer of know-how alone, and one for the transfer of know-how as part of a sale of our assets or a merger. In either case, the fee is a function of the proceeds from the sale, the amount of OCS grants and the amounts invested by our company with our own funds. These transfer restrictions and redemption fee may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

During 2001, 2002 and 2003, we received grants from the OCS in an aggregate amount of $372,000. During 2010, 2011 and 2012 we made royalty payments of $3,500, $2,800 and $4,200, respectively, to the OCS in respect of these grants. As of December 31, 2012, we have an outstanding contingent liability to pay royalties in the amount of approximately $402,000, including interest, to the OCS.

Trend Information

Trends in Our Industry

We operate in the field service management, or FSM, market. Application providers in this space help service organizations to manage the full lifecycle of installation, maintenance and repair of assets and streamline the work process in the field.

Service businesses comprise over 70% of the world economy and are continuing to grow. FSM continues to emerge as a key service delivery enabler and as a marketplace differentiator. For example: FSM enables utilities to fulfill the smart grid vision; and FSM enables differentiation and continuous improvement in competitive markets such as telecommunications and healthcare.

The FSM market is characterized as fragmented. Vendors vary significantly in size (from small companies to giants like SAP and Oracle) and focus (from mobility to optimization to end-to-end process and/or vertical focus) and are typically competing for the same deals.

The field service management market is affected by the availability of new technologies in the areas of social, mobile, cloud and information. Application vendors that will embrace those changes in a more effective way are likely to create differentiation in this market.

Trends Impacting, or Reflected in, Our Results of Operations

Revenues and Gross Margin. Our results of operations related to revenues may be subject to significant fluctuations due to several factors, primarily the timing of large orders, which represent a significant percentage of our revenues, customer budget cycles, which impact our customers’ timing for buying decisions, competitive pressures, the ability of our partners to become effective in selling and marketing our products, and other factors.

During 2012, our total revenues increased by 10.8% compared to 2011. This increase was attributable to a growth of 17.7% in our maintenance and services revenues, from $8.1 million in 2011 to $9.6 million in 2012, offset in part, by a decrease of 25.5% in our software license revenues, from $1.5 million in 2011 to $1.2 million in 2012. The growth of our maintenance and services revenues, which was a good indicator of existing and new customers’ continuous interest in additional services projects, did not add favorably to our overall gross margins, due to the decrease in license revenues which produces higher margins than maintenance and services revenues.

Contrary to 2012, in 2011, our total revenues declined by 6.2% compared to 2010, while our software license revenues in 2011 remained similar to 2010, constituting $1.5 million and 16% of our total revenues. This provided an indication that despite reduction in implementation projects, there is buying interest in our products. The decline in our services revenues in 2011 was not directly related to any changes in the amount of our software license sales but was instead related to the completion of some large professional services engagements that began in 2010 and did not contribute as much revenue in 2011.

As a result of the continuation of the global economic uncertainty or, in some instances, the very slow recovery of the global economy, we have continued to experience during 2010, 2011 and 2012, its adverse impact on customers’ demand for our products and services. We anticipate that this trend may continue for so long as global macroeconomic uncertainties are prevalent.

Currency Exchange Rates. Another significant trend that we have noted that has impacted our financial results— commencing in 2008 and continuing into 2009, 2010, 2011 and 2012— is an increase in the volatility of currency exchange rates, particularly the U.S. dollar—New Israeli Shekel exchange rate. As described elsewhere in this annual report, our revenues and financial results generally are reported in U.S. dollars, yet in 2012, a significant portion— approximately 22%— of our expenses were incurred in shekels. Therefore, to the extent that the shekel appreciates relative to the U.S. dollar, or, even if the shekel devaluates in relation to the U.S. dollar, if the rate of inflation in Israel exceeds such rate of devaluation or the timing of such devaluation lags behind inflation in Israel, we are subject to increased dollar costs for our operations. The recent significant fluctuations in exchange rates make it difficult for us to decipher a unidirectional trend, but the mere existence of such fluctuations increases the likelihood that our operating results may also fluctuate in an erratic fashion as a result thereof. The shekel-U.S. dollar exchange rate, which decreased from NIS 3.821 per U.S. dollar at the end of 2011 to NIS 3.733 per U.S. dollar at the end of 2012, has declined slightly thus far in 2013, falling to 3.648 at the end of March 2013. Please see “Impact of Currency Fluctuation and Inflation” above in this Item 5 for further information.

Changes in the value of the U.S. dollar against non-U.S. dollar currencies can affect our revenues in U.S. dollars. In 2012, however, a small portion, or approximately 8% of our revenues were denominated in non-U.S. dollar currencies such as the Canadian Dollar and the British Pound, and therefore, the net effect of the change in value of the U.S. dollar against other currencies on our revenues was not significant.

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

Tabular Disclosure of Contractual Obligations

Contractual Obligations as of December 31, 2012

	Payments due by Period (US$ in thousands)
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Short-term bank debt	$160	$160	$—	$—	$—
Long-term bank debt (1)	$1,143	$646	$334	$163	$—
Long-term convertible debt (1)	$352	$352	$—	$—	$—
Operating leases (2)	$1,356	$449	$710	$197	$—
Accrued severance pay, net (3)	$330	$—	$—	$—	$—
Uncertain income tax position (4)	$30	$—	$—	$—	$—
Total Contractual Obligations:	$3,371	$1,607	$1,044	$360	$—

(1)	See “Liquidity and Capital Resources-Bank Financing” for a description of our long-term bank debt and convertible debt
(2)	Includes payments under non-cancelable operating lease agreements for facilities and automobiles.
(3)	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the relevant employee and there is no obligation if the employee voluntarily resigns. See also Note 11 of the Notes to Consolidated Financial Statements included elsewhere in this annual report for further information regarding accrued severance pay.
(4)	Uncertain income tax position under ASC 740-10. ASC 740-10 relates to a situation in which income taxes are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 14 of the Notes to Consolidated Financial Statements included elsewhere in this annual report for further information regarding our liability under ASC 740-10.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Name	Age	Position
Samuel I. HaCohen	55	Executive Chairman of the board of directors
Memy Ish-Shalom	53	President and Chief Executive Officer
Yohanan Engelhardt	55	Chief Financial Officer
Nir Diskin	47	Vice President, Engineering
Vladimir Morgenstern	55	Director
Arie Ovadia	64	Director
Nati Perry	59	Director
Austin W. Lewis IV	37	Director
Andy Ben-Artzy	67	Director

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

Arrangements or Understandings Concerning Appointment of Directors

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

Compensation

The aggregate remuneration that paid or accrued to our directors and executive officers as a group in salaries, fees, commissions and bonuses with respect to the year ended December 31, 2012 was approximately $1.06 million. The aggregate amount set aside or accrued during 2012 to provide pension, retirement or similar benefits for our directors and executive officers, pursuant to any existing plan provided by and/or contributed to by us, was approximately $23,000 (which is included in that $1.06 million amount).

On November 29, 2005, our shareholders approved a revised compensation plan for our directors who are not executive officers, which became effective on January 1, 2006. The revised compensation plan includes (i) an annual fixed retainer of $3,000 for membership on each of (a) the board of directors, and (b) each committee of the board of directors, and (ii) for each of the four scheduled meetings of the board of directors and committees thereof during each calendar year, a fee of $1,000 per meeting if the member participated in such meeting in person or via phone. Participation in any additional meetings of the board of directors or its Committees does not entitle any director to additional compensation. All directors are reimbursed for their reasonable expenses incurred for each board of directors or committee meeting attended in person. With respect to our external directors, such compensation and reimbursement of expenses are made in accordance with the applicable provisions of the Companies Law. For additional information, please see the discussion below under the heading “External Directors”.

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

In February 2010, we granted 50,000 restricted shares units, in the aggregate, to our directors and 130,659 restricted shares units, in the aggregate, to two of our executive officers.

In March 2011, we granted 75,000 restricted shares units, in the aggregate, to our directors.

During 2012 no restricted shares or stock options were granted to any of our directors or officers.

In January and February 2013, 137,500 restricted shares units were granted to our directors and officers. Of the restricted shares units that were granted, 118,332 shares were released from restriction as of March 31, 2013 and 19,168 shares will be released over a one year release period. Release of the restrictions on the restricted shares units is subject to acceleration upon certain events such as a merger or acquisition.

All restricted shares units that we granted in 2010, 2011 and 2013 did not require payment of consideration by the grantees thereof. In general, restrictions on some restricted shares lapse at a rate of 50% per year over two years from the date of grant and some shares are released from restriction upon grant or within the first year after the grant. All restricted shares units granted to executive officers and directors would be released from restriction upon our consummation of a merger, acquisition or similar transaction in which there is a change of control of our company.

In December 2012, an amendment to the Companies Law, or Amendment 20, became effective, requiring companies to appoint a compensation committee. Our existing compensation committee— as detailed in Item 6. “Board Practices Compensation Committee” below— meets this requirement.

Amendment 20 also requires that companies adopt a compensation policy by September 11, 2013, which will set forth company policy regarding the terms of engagement of office holders. Such compensation policy will need to be set by our board, after considering the recommendations of our compensation committee, and will require shareholder approval.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

•	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

•	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

•	the impact of disparities in salary upon work relationships in the company;

•	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

•

as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

•	the link between variable compensation and long-term performance and measurable criteria;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•

the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements; and

•	the minimum holding or vesting period for variable, equity-based compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective and maximum limits for severance compensation.

Under the Companies Law and related regulations, the compensation payable to statutory independent directors and independent directors is subject to certain further limitations. See Item  6 “Board Practices External and Independent Directors” below.

Board Practices

The following table sets forth certain information concerning our current directors and executive officers:

Name	Current Office(s) Held	Commencement of Office	Expiration/Renewal Of Current Term of Office
Samuel I. HaCohen	Executive Chairman of the board of directors	March 1998	upon 6 months advance notice
Memy Ish-Shalom	President and Chief Executive Officer	January 2006	upon 3 months advance notice
Yohanan Engelhardt Nir Diskin	Chief Financial Officer Vice President, Engineering	May 2012 September 2005	upon 3 months advance notice upon 30 days advance notice
Vladimir Morgenstern	Director	July 1999	2013 Annual Meeting
Arie Ovadia (1) (2) (3)	Director	December 2006	2015 Annual Meeting
Nati Perry (2) (3)	Director	December 2007	2013 Annual Meeting
Austin W. Lewis IV	Director	February 2010	2013 Annual Meeting
Andy Ben-Artzy (1) (2) (3)	Director	February 2010	2013 Annual Meeting

(1)	External Director under the Companies Law
(2)	Member of audit committee
(3)	Member of compensation committee

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

External and Unaffiliated Directors

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

Committee Service; Compensation

Each committee of a company’s board of directors exercising powers delegated by the board of directors is required to include at least one external director and each of the audit committee and compensation committee must include all of the external directors.

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

The foregoing amendment to the Companies Law further provides that a company may also elect to impose, via the adoption of a proposed set of corporate governance rules, certain independence requirements with respect to the composition of the board of directors as a whole. Those requirements, if undertaken by a company, mandate that (i) if the company has no controlling shareholder or no shareholder that holds at least 25% of the company’s voting rights, most of the members of the board must be unaffiliated directors, whereas (ii) if the company has a controlling shareholder or a shareholder that holds at least 25% of the voting rights, then at least one-third of the directors need to be unaffiliated directors.

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

Our audit committee convenes at least once per quarter to review our quarterly financial results and to address other matters within the committee’s responsibilities. Messrs. Ovadia, Ben-Artzy and Perry, of whom Mr. Ovadia and Mr. Ben-Artzy are external directors, are members of our audit committee.

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

Compensation Committee

Our compensation committee fulfills the roles required for it in accordance with Amendment 20. Under that amendment, the compensation committee is responsible for (a) recommending the compensation policy to our board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the compensation of our office holders as well as functions previously fulfilled by our audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

•

recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

•	recommending to the board periodic updates to the compensation policy;

•	assessing implementation of the compensation policy; and

•	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders (under special circumstances).

The compensation committee must consist of at least three (3) members, including all of our external directors. Each remaining compensation committee member must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (a) committee membership and (b) who may not be present during committee deliberations.

The members of our compensation committee consist of Mr. Ovadia and Mr. Ben-Artzy, our external directors, as well as Mr. Perry, whose compensation does not exceed that of our external directors.

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

Employees

As of December 31, 2012, we had 23 employees in Israel, and 38 in the United States. Of our 61 employees, 12 were engaged in research and development, 15 in sales, marketing and business development, 26 in professional services and technical support and 8 in finance, administration and operations.

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

We have to comply with various labor and immigration laws throughout the world, including laws and regulations in Israel and the United States. Compliance with these laws has not been a material burden for us. If the number of our employees increases over time, our compliance with these regulations could become more burdensome.

Share Ownership

As of March 31, 2013, the aggregate number of our Ordinary Shares (including 326,797 Ordinary Shares which may be issued upon conversion of Preferred A Shares at a one-for-one ratio and including 363,636 Ordinary Shares that may be issued upon exercise of options and warrants, conversion of convertible notes and vesting of restricted shares that are exercisable, convertible or that have vested, or that will become exercisable, convertible or will vest within 60 days of March 31, 2013) that are beneficially owned by our directors and executive officers as a group was 1,931,337, constituting 43.5% beneficial ownership interest in our company. The above number does not take into effect restricted Ordinary Shares that have been granted to executive officers and directors but which will not be released from restriction within 60 days of March 31, 2013.

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

As of March 31, 2013, under our equity compensation plans, 19,168 restricted Ordinary Shares, granted to our directors and executive officers, had not yet been released from restrictions and will not be released from restriction within 60 days of March 31, 2013. The restricted Ordinary Shares had been granted for no consideration. Also as of March 31, 2013, no options were outstanding that had been granted to our directors and executive officers under our equity compensation plans.

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

The 2005 Share Option Plans provide for the grants of options, restricted shares and other share based awards to employees, directors, office holders, service providers, consultants and any other person or entity that provides services that our board of directors decides are valuable to us or our affiliates. The 2005 Share Option Plans provide for the grant of “incentive stock options” (options that qualify for special tax treatment under Section 422 of the U.S. Internal Revenue Code), nonqualified stock options, “102 Share Options” (options that qualify for special tax treatment under Section 102 of the Israeli Tax Ordinance (New Version) 1961 (the “Ordinance”), “102 Shares” (shares that qualify for special tax treatment under Section 102 of the Ordinance) “3(I) Stock Options” (options subject to tax treatment under Section 3(I) of the Ordinance), restricted shares and other share based awards such as restricted shares units.

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

As of March 31, 2013, grants of restricted shares relating to a total of 36,668 Ordinary Shares, in the aggregate, were outstanding under the 2005 Share Option Plans, and 183,784 Ordinary Shares were available for additional grants under the 2005 Share Option Plans.

Administration of Our Option Plans

Our share option plans are administered by our board of directors. Under our share option plans, the exercise price of options is determined by our board of directors. The board of directors also determines the vesting schedule of option and restricted share grants, but generally option and restricted share grants vest over a one to three year period. Each option granted under the share option plans is exercisable, unless extended, until seven years from the date of the grant of the option. The 2005 Share Option Plans will expire on December 31, 2015.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of March 31, 2013 for each person or group that we know owns 5% or more of our outstanding Ordinary Shares, and for our directors and executive officers as a group.

We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any Ordinary Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days of March 31, 2013. Because the holders of our Preferred A Shares are entitled to identical rights as holders of our Ordinary Shares (except that Preferred A Shares have superior liquidation preferences) and because the Preferred A Shares are convertible into Ordinary Shares on a one for one basis at any time at the election of the holders thereof, we have included such shares together with our Ordinary Shares in calculating the number of shares held, and beneficial ownership percentages, provided below, indicating, however, where applicable, as to the number of Preferred A Shares included in the ownership of any shareholder listed below. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table possess sole voting and investment power for all Ordinary Shares held by them. Applicable percentage ownership in the following table is based on 4,075,928 Ordinary Shares outstanding as of March 31, 2013, which include 326,798 Ordinary Shares issuable upon conversion of an equivalent number of Preferred A Shares.

Ordinary Shares Beneficially Owned

Name and Address	Number		Percent of Class
Lewis Opportunity Fund Group 45 Rockefeller Center Suite 2570 New York, NY 10111	733,388	(1)	16.5%
Jerusalem High-tech Founders, Ltd. c/o Hamotal Insurance Agency 9 HaRatom Street Har Hotzvim Jerusalem 41450 Israel	532,354	(2)	13.1%
Memy Ish-Shalom 1 Grant Road, Westborough, MA, 01581	424,262		10.4%
Telvent Investments, S.L Valgrande 6, 28108 Alcobendas, Madrid, Spain	297,081		7.3%

All directors and executive officers as a group (9 persons)	1,931,337	(3)	43.5%

(1)	Includes

(i) 325,605 Ordinary Shares and (ii) 60,606 Ordinary Shares that may be issued upon a conversion of convertible note at a fixed conversion price of $1.65 per Ordinary Share, held by Lewis Opportunity Fund LP;

(iii) 303,030 Ordinary Shares that may be issued upon a conversion of convertible note at a fixed conversion price of $1.65 per Ordinary Share, held by W.A. Lewis IV; and

(iv) 44,147 Ordinary Shares held by Mr. Lewis, who serves on our board of directors and has a financial interest in The Lewis Opportunities Fund Group.

(2)	Includes (i) 1,315 Ordinary Shares held by Jerusalem High-tech Founders Ltd., (ii) 125,000 Ordinary Shares held by Jerusalem Technology Investments Ltd., an affiliate of Jerusalem High-tech Founders Ltd., (iii) 83,225 Ordinary Shares, in the aggregate, held by Mr. HaCohen and Mr. Morgenstern, who serve on our board of directors and have a financial interest in Jerusalem High-tech Founders, Ltd. and Jerusalem Technology Investments Ltd., and (iv) 322,814 Preferred A Shares, which can be converted to Ordinary Shares on a one-for-one basis at any time, held by Jerusalem High-tech Founders Ltd.
(3)	Includes options and restricted shares granted to our directors and executive officers that are exercisable or for which the restrictions thereon lapse within 60 days of March 31, 2013. This number includes the following shares beneficially owned by those directors and executive officers who beneficially own more than 1% of our outstanding shares: (i) 489,995 shares or 12.0% of our outstanding shares beneficially owned by Samuel HaCohen, the Executive Chairman of our board of directors, out of which (a) 40,866 Ordinary Shares are held directly by Mr. HaCohen and (b) 322,814 Preferred A Shares and 1,315 Ordinary Shares are held by Jerusalem High-tech Founders Ltd (“Jerusalem High-tech”) and 125,000 Ordinary Shares are held by Jerusalem Technology Investments Ltd (“Jerusalem Technology”), an affiliate of Jerusalem High-tech Founders Ltd., which Mr. HaCohen may be deemed to beneficially own due to his status as an affiliate of Jerusalem High-tech and Jerusalem Technology; (ii) 491,488 shares or 12.1% of our outstanding shares beneficially owned by Vladimir Morgenstern, a director of ours, out of which (a) 42,359 Ordinary Shares are held directly by Mr. Morgenstern, and (b) 322,814 Preferred A Shares and 1,315 Ordinary Shares are held by Jerusalem High-tech and 125,000 Ordinary Shares that are held by Jerusalem Technology which Mr. Morgenstern may be deemed to beneficially own due to his status as an affiliate of Jerusalem High-tech and Jerusalem Technology (the 322,814 Preferred A Shares, 1,315 Ordinary Shares held by Jerusalem High-tech and the 125,000 Ordinary Shares beneficially owned by Jerusalem Technology are included only once under the aggregate directors and executive officers’ beneficial ownership); (iii) 424,262 Ordinary Shares or 10.4% of our Ordinary Shares held by Memy Ish-Shalom, our president and chief executive officer; (iv) 733,388 shares or 16.5% of our outstanding shares, beneficially owned by Austin W. Lewis IV, a director of ours, out of which (a) 44,147 Ordinary Shares are held by Mr. Lewis, and (b) 689,241 Ordinary Shares are beneficially owned by Lewis Opportunity Fund Group and its affiliates (as described in footnotes 1(i), 1(ii) and 1(iii) above), which Mr. Lewis may be deemed to beneficially own due to his financial interest in the Lewis Opportunity Fund Group; (v) 121,923 Ordinary Shares or 3.0% of our Ordinary Shares held by Yohanan Engelhardt, our chief financial officer and (vi) 60,000 Ordinary Shares or 1.5% of our Ordinary Shares held by Nati Perry, a member of our board of directors. The number of shares in this row which are counted as beneficially owned by our executive officers and directors excludes the 297,081 Ordinary Shares held by Telvent since none of our current directors or officers is affiliated with Telvent (despite its general Board appointment rights).

Other than as detailed immediately above, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of March 31, 2013, there were 132 holders of record of our Ordinary Shares (including Ordinary Shares issuable upon conversion of our outstanding Preferred A Shares), of which 94 record holders holding 2,784,658, or approximately 68%, of our outstanding Ordinary Shares (including Ordinary Shares issuable upon conversion of our Preferred A Shares) reside in the United States. These numbers are not representative of the number of beneficial holders of our shares, nor are they representative of where such beneficial holders reside, since many of these shares were held of record by various nominees (including CEDE & Co, the U.S. nominee company of the Depository Trust Company, which holds of record approximately 44% of our outstanding shares).

Our major shareholders do not have different voting rights than any other holders of our shares.

Recent Significant Changes in the Percentage Ownership of Major Shareholders during the past three years:

All significant changes in the percentage ownership of our major shareholders (that is, 5% or greater shareholders) during the past three years are described below (under “Related Party Transactions”). The aggregate changes in the percentage ownership of our major (that is, 5% or greater) shareholders during the past three years can be summarized as follows:

	As of December 31, 2009		As of December 31, 2012
	Number of Outstanding Shares	%	Number of Outstanding Shares	%
Total shares held by all	3,270,845		3,899,611
Lewis Opportunity Fund Group	416,636	12.7	345,305	8.9
Jerusalem High-tech Founders Group	378,430	11.6	502,354	12.9
Telvent	292,081	8.9	297,081	7.6
LibertyView Opportunity Fund	255,911	7.8	251,740	6.5
Memy Ish-Shalom	51,500	1.6	247,586	6.3

Related Party Transactions

Debt Owed by an Officer of a Former Subsidiary

On December 31, 2011, we completed the sale of 100% of the common stock of ViryaNet Pty, to Hosking Family Trust, owned by the former general manager of ViryaNet Pty, Mark Hosking, to whom we refer to as the Buyer, for consideration of $340,000. The consideration is being paid as follows; $100,000 paid on January 2, 2012, and the balance of $240,000 is paid over a period of four years in equal quarterly installments starting March 31, 2012, and bears a fixed annual interest of 3.5%, paid quarterly (we refer to these deferred payments as the Long-term Receivable). The Long-term Receivable repayment is secured through a personal guarantee provided by the Buyer as security for the full repayment of the Long-term Receivable. This transaction constituted an extraordinary transaction with the Buyer who possessed a personal interest and was therefore approved by our audit committee and board of directors in accordance with the requirements of the Companies Law.

Equity Financing

On June 30, 2011, we entered into a share purchase agreement with Jerusalem Technology Investments Ltd., or the Investor, a company with which two of our directors—Samuel HaCohen and Vladimir Morgenstern— and one of our major shareholders (Jerusalem High-tech Founders, Ltd.) are affiliated. Pursuant to the agreement, the Investor committed to invest $250,000 in our company for 250,000 of our Ordinary Shares, reflecting a price of $1.00 per Ordinary Share, within 31 days from the date of the agreement, The Investor has made a total investment of $125,000 under the share purchase agreement ($50,000 in June 2011 and $75,000 in February 2012). This equity financing constituted an extraordinary transaction with an entity in which two of our directors possessed a personal interest and therefore required, and received, the approval of our audit committee and board of directors pursuant to the provisions of the Companies Law.

On December 17, 2012 we and the Investor reached an agreement according to which the parties agreed to terminate the share purchase agreement by mutual consent such that no further investment will be made under the share purchase agreement by the Investor. Under this agreement, both we and the Investor released each other from any claims related to the share purchase agreement. In lieu of the additional amount of $125,000 that was not invested, Samuel HaCohen, our chairman and an affiliate of the Investor, signed a personal guarantee in favor of two banks, Bank Otsar Ha-Hayal and Bank Leumi, in order to enable us to secure loans from these banks (see Item 5. Operating and Financial Review and Prospects- Government Guaranteed Bank Financing). No further consideration was provided to the Investor and/or Samuel HaCohen in connection with the personal guarantee. This agreement constituted an extraordinary transaction with a director who possessed a personal interest and was therefore approved by our audit committee and board of directors in accordance with the requirements of the Companies Law.

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

Item 9.	The Offer and Listing

Market Price Information

Through March 31, 2013, the high and low reported sales prices for our Ordinary Shares were as follows for the periods indicated below:

Period	High	Low
Years ended:
December 31, 2012	$1.08	$0.45
December 31, 2011	1.15	$0.42
December 31, 2010	1.50	0.60
December 31, 2009	1.50	0.10
December 31, 2008	1.90	0.15
Quarters:
2013
First Quarter, ended March 31, 2013	0.65	0.44
2012
Fourth Quarter, ended December 31, 2012	0.75	0.53
Third Quarter, ended September 30, 2012	1.08	0.50
Second Quarter, ended June 30, 2012	1.00	0.75
First Quarter, ended March 31, 2012	1.00	0.45
2011
Fourth Quarter, ended December 31, 2011	0.86	0.42
Third Quarter, ended September 30, 2011	0.85	0.55
Second Quarter, ended June 30, 2011	1.10	0.56
First Quarter, ended March 31, 2011	1.15	0.75

Most Recent Six Months	High	Low
March 2013	0.65	0.57
February 2013	0.57	0.45
January 2013	0.52	0.44
December 2012	0.74	0.53
November 2012	0.75	0.58
October 2012	0.75	0.75

Markets on Which Our Ordinary Shares Trade

In April 2010, upon the launch by OTC Markets Group of its new OTCQB marketplace for reporting issuers who are current in their Exchange Act reports, our Ordinary Shares began to be quoted in that marketplace under the ticker symbol “VRYAF”. As of the current time, that remains the only marketplace in which our Ordinary Shares are quoted.

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

If the transaction is an extraordinary transaction, then, in addition to any approval required by our Articles of Association, the transaction must be approved by both our audit committee and our board of directors, and, under specified circumstances, by a meeting of our shareholders. An office holder who has a personal interest in a matter that is considered at a meeting of our board of directors or the audit committee may not be present at the meeting or vote on the matter, subject to certain exceptions, including an allowance for him or her to be present in order to present the transaction, if the chairman of our board of directors or audit committee (as applicable) determines that such presentation by him or her is necessary. If the majority of the members of our board of directors or audit committee, as applicable, have a personal interest in a transaction, they may all be present for the presentation of, and voting upon, the transaction, but it must also then be approved by our shareholders. Notwithstanding having been approved in compliance with the foregoing processes, any transaction in which an office holder has a personal interest must, in addition, not be adverse to our company’s interest in order for it to be properly approved.

An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on a company’s profitability, assets or liabilities.

Under Amendment 20, compensation arrangements of office holders require the approval of our compensation committee, the board of directors and, in certain cases (for directors, the chief executive officer, and any executive officer whose compensation terms do not conform with the then existing compensation policy), the shareholders, in that order. Compensation of an individual office holder, including the chief executive officer (but excluding a director), that departs from the company’s compensation policy may be adopted under special circumstances, despite failure to obtain shareholder approval if, following the relevant shareholder vote, the compensation committee followed by the board once again approve the compensation, based on renewed and specific analysis of relevant factors.

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

Under the Companies Law, a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company, must disclose its interest in a prospective transaction with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or a transaction with a controlling shareholder or his or her relative, directly or indirectly, including for receipt of services from an entity controlled by him or her (or his or her relative), require the approval of the audit committee, the board of directors and the shareholders of the company. The terms of engagement and compensation of a controlling shareholder who is an office holder or an employee of the company require the approval of the compensation committee, the board of directors and the shareholders of the company. The shareholder approval must, in each case, include the holders of a majority of the shares held by all shareholders who have no personal interest in the transaction and are voting on the subject matter (with abstentions being disregarded) or, alternatively, the total shares of shareholders who have no personal interest in the transaction and who vote against the transaction must not represent more than two percent (2%) of the voting rights in the company. To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.

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

United States Federal Income Tax Consideration

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of our Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations; or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of our Ordinary Shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty. This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.—Israel Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. The Company will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

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

Corporate holders generally will not be allowed a deduction for dividends received. For noncorporate U.S. Holders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 15%. For those noncorporate U.S. Holders whose total adjusted income exceeds such income thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 20%. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the U.S.-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. A U.S. Holder will not be entitled to the preferential rate: (i) if the U.S. Holder has not held our Ordinary Shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (ii) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation. The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under “Non-U.S. Holders of Ordinary Shares.”) Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

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

Sale, Exchange or Other Disposition

Subject to the discussion and exceptions below, a United States holder generally will recognize capital gain or loss for United States federal income tax purposes upon the sale or other disposition of the United States holder’s Ordinary Shares equal to the difference between the amount realized on the sale or other disposition and the United States holder’s tax basis in its Ordinary Shares. The capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year at the time of sale or other disposition. In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares is generally allocated to U.S. source income. However, U.S. Treasury Regulations require such loss to be allocated to foreign source income to the extent specified dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of Ordinary Shares is subject to limitations.

Passive Foreign Investment Company Rules

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) a PFIC. We would be a passive foreign investment company, or PFIC, if either:

•

75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (the “Income Test”); or

•

At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income (the “Asset Test”).

Passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

If we are or become a PFIC, each U.S. holder would generally, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares at a gain, be liable to pay U.S. federal income tax at the then prevailing highest tax rates on ordinary income plus interest on such tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the Ordinary Shares. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to special U.S. federal income tax rules.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

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

Backup Withholding and Information Reporting

Dividends on our Ordinary Shares, and payments of the proceeds of a sale of our Ordinary Shares, paid within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding (at a rate of 28%) unless (i) the payer is entitled to, and does in fact, presume the United States holder of our Ordinary Shares is a corporation or other exempt recipient or (ii) the United States holder provides a taxpayer identification number on a properly completed Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a credit against a United States holder’s United States federal income tax liability and may entitle that United States holder to a refund, provided that required information is furnished to the Internal Revenue Service.

Under the Hiring Incentives to Restore Employment Act of 2010 (to which we refer as the HIRE Act), some payments to “foreign financial institutions” in respect of accounts of U.S. shareholders at such financial institutions may be subject to withholding at a rate of 30%. Treasury regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our Ordinary Shares. See “Non-U.S. Holders of Ordinary Shares.”

Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares. A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our Ordinary Shares or the proceeds from the disposition of our Ordinary Shares if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the United States; (2) in the case of a disposition of our Ordinary Shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and other specified conditions are met; (3) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates. In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable Form W-8 (or a substantially similar form) certifying to its foreign status or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own Ordinary Shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, Ordinary Shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes specified diligence and reporting obligations or (ii) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. Treasury regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. You should consult your tax advisor regarding the HIRE Act.

Israeli Taxation and Investment Programs

Our results of operations are significantly impacted by the Israeli tax scheme to which we are subject and the Israeli tax benefits for which we qualify. The following is a summary of the current tax law applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of government programs from which we benefit. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.

Israeli companies are generally subject to corporate tax at the rate of 25% (as of 2012) of their taxable income for such year. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, as discussed further below, may be considerably less. See “Law for the Encouragement of Capital Investments” in this Item 10 below. Beginning as of 2010, Israeli companies are subject to regular corporate tax rate for their capital gains.

Besides being subject to the general corporate tax rules in Israel, we have also, from time to time, applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, as described below.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets).

The Investment Law has been amended several times over the last years, with the two most significant changes effective as of April 1, 2005 (which we refer to as the 2005 Amendment), and as of January 1, 2011 (which we refer to as the 2011 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 may choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably to forego such benefits and elect the benefits of the 2011 Amendment.

The following discussion is a summary of the Investment Law prior to its amendments as well as the relevant changes contained in the new legislation.

Tax benefits for Approved Enterprises approved before April 1, 2005

Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an “Approved Enterprise”, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee. An application to the Investment Center of the Ministry of Industry and Trade, or the Investment Center, must be submitted to obtain Approved Enterprise status. Each instrument of approval for an Approved Enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the instrument of approval.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. Under the alternative benefits track, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location within Israel of the Approved Enterprise. The benefits commence on the date in which that taxable income is first earned. Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period. The benefits period under Approved Enterprise status is limited to 12 years from commencement of production, or 14 years from the date of the approval, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or FIC. An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

The tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

Percentage of non-Israeli ownership	Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be required to recapture the deferred corporate income tax applicable to the amount distributed (grossed up to reflect such tax) at the rate that would have been applicable had such income not been tax-exempted under the alternative route. This rate generally ranges from 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares. Such company may also be required to record a deferred tax liability with respect to such tax-exempt income prior to its distribution.

In addition, dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate provided under an applicable tax treaty. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval with respect thereto, as described above. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest.

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

Tax benefits under the 2005 Amendment that became effective on April 1, 2005.

On April 1, 2005, the Israeli Parliament passed an amendment to the Investment Law, in which it revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the 2005 Amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the 2005 Amendment provides tax benefits to both local and foreign investors and simplifies the approval process.

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. However, the 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from export.

The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive tax benefits. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Benefited Enterprise may, at its discretion, approach the Israeli Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) that derive more than 25% of their business income from export to specific markets with a population of at least 12 million. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all the conditions that are set out in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise, and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise are determined, among other things, by the geographic location of the Benefited Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in the company in each year, as explained above.

Dividends paid out of income derived by a Benefited Enterprise (or out of dividends received from a company whose income is derived from a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income derived from a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to a qualified FIC, in which case the 12-year limit does not apply. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax at a rate otherwise applicable to the company in the year the income was earned (i.e. 25%, or lower in the case of an FIC which is at least 49% owned by non-Israeli residents) on an amount consisting of such divided amount, grossed up by the otherwise applicable corporate tax rate. Such company may also be required to record a deferred tax liability with respect to such tax-exempt income prior to its distribution.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest, or other monetary penalty.

Tax benefits under the 2011 Amendment that became effective on January 1, 2011.

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and onward. A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership (a) that was registered under the Israeli Partnerships Ordinance and (b) all limited partners of which are companies incorporated in Israel, but not all of them are governmental entities, which, in the case of the company and companies referenced in clauses (i) and (ii)(b), have, among other things, Preferred Enterprise status and are controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate will be reduced to 12.5% and 7%, respectively, in 2013-2014 and to 12% and 6% in 2015 and thereafter, respectively. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld (although upon a subsequent distribution to individuals or a non-Israeli company, a withholding tax of 15% or such lower rate as may be provided in an applicable tax treaty, will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that unless an irrevocably request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions ; and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

November 2012 Amendment

Pursuant to a recent amendment to the Investment Law which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise\Benefited Enterprise earnings) with respect to undistributed exempt earnings accumulated by the company until December 31, 2011 will be entitled to distribute dividends from such earnings without being required to pay additional corporate tax with respect to such dividends. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election.

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

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares (25% as of 2012).

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of NIS 800,000. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

The tax basis of shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Furthermore, such an exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the Convention Between the Government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel , or (iii) the shareholder, being an individual, has been present in Israel for a period or periods aggregating to 183 days or more during the taxable year. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Dividends paid to Non-Resident Holders of Our Shares

Israeli residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares (other than bonus shares or share dividends) at 25%, or 30% if the dividend recipient is a substantial shareholder, at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15% (subject to certain conditions). An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Israeli resident corporations are generally exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise or Benefited Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period.

Non-residents of Israel

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Dividends paid on publicly traded shares, like our Ordinary Shares, to non-Israeli residents, although subject to the same tax rates applicable to dividends paid for non-publicly traded shares, are generally subject to Israeli withholding tax at a rate of 25%, so long as the shares are registered with a Nominee Company (whether the recipient is a substantial shareholder or not), unless a different rate is provided under an applicable tax treaty. However, under the Investments Law, dividends generated by an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, are taxed at the rate of 15%.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and not more than 25% of our gross income consists of interest or dividends, dividends paid to a U.S.

corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%. Dividends generated by an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, are taxed at the rate of 15% under the U.S.-Israel Tax Treaty.

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

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel in respect of such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

For information with respect to the applicability of Israeli capital gains taxes on the sale of Ordinary Shares by United States residents, see above “— Capital Gains Tax on Sales of Our Ordinary Shares.”

Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we are required to file reports and other information with the SEC. You may read and copy these materials, including this annual report and the accompanying exhibits and reports and other information that we have previously filed, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1(800)-SEC-0330. The SEC maintains an Internet Site at http://www.sec.gov that contains reports and other information that we file electronically. In addition, documents referred to in this annual report may be inspected at our offices located at 8 HaMarpe Street, Science Based Industries Campus, Har Hotzvim, Jerusalem, Israel 91450.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

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

In 2012, 93% of our revenues and 78% of our expenses were denominated in U.S. dollars. The net effect of the change in value of the U.S. dollar against the NIS in 2012 on our expenses (excluding financial expenses) was reducing cost of revenues by approximately $0.1 million and operating expenses by $0.06 million. The net effect of changes in currency value on our revenues was immaterial.

The net effect of the above-described risks stemming from currency exchange rate fluctuations on our operating results can be further quantified in a hypothetical manner as follows:

An increase of 10% in the value of the NIS relative to the dollar in the year ended December 31, 2012 would have resulted in a net decrease in the dollar reporting value of our operating income of approximately $100,000, due to the adverse impact to our operating margins that we would experience as a result of such an increase. On the other hand, a 10% decrease in value of the NIS relative to the dollar in the year ended December 31, 2012 would have caused a net increase in the dollar reporting value of our operating income of approximately $100,000 for 2012, due to the favorable effect on our operating margins that would result from such devaluation of the NIS.

In addition, we have a balance sheet exposure arising from assets and liabilities denominated in NIS. Any change of the exchange rates between the U.S. dollar and the NIS may create financial gain or loss. In 2012 the net effect of the change in value of the U.S. dollar against the NIS resulting from balance sheet exposure was an increase in financial expenses of approximately $40,000.

The net effect on our balance sheet of our currency exchange rate fluctuation exposure can be further quantified in a hypothetical manner as follows:

An instantaneous 10% depreciation in the NIS from their levels against the dollar as of December 31, 2012, with all other variables held constant, would decrease the fair value of our assets denominated in NIS, held at December 31, 2012, by approximately $0.10 million and decrease the fair value of our liabilities denominated in NIS, held at December 31, 2012, by approximately $0.27 million, thereby causing a net increase in our shareholders’ equity of $0.17 million. On the other hand, an instantaneous 10% appreciation in the NIS from its level against the dollar as of December 31, 2012, with all other variables held constant, would increase the fair value of our assets denominated in NIS, held at December 31, 2012, by approximately $0.10 million and increase the fair value of our liabilities denominated in NIS, held at December 31, 2012, by approximately $0.27 million, thereby causing a net decrease in our shareholders’ equity of $0.17 million.

Interest Rate Risks

As of December 31, 2012, we had long-term bank loans in the amount of $1.1 million (including current maturities) that were subject to variable interest rates adjustable in accordance with LIBOR and the Israeli prime rate. Any significant increase in LIBOR and the Israeli prime rate may have an adverse effect on our financial expenses and financial condition. Our exposure to fluctuations in LIBOR can be quantified as follows:

An increase in LIBOR by three hundred (300) basis points over the course of the entirety of the year ended December 31, 2012 would have increased our financial expense related to our long-term bank loans by approximately $40,000.

Item 12.	Description Of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages And Delinquencies

None.

Item 14.	Material Modifications To The Rights Of Security Holders And Use Of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures. Our management, with the participation of the Executive Chairman of our board of directors (who serves as our co-principal executive officer), our Chief Executive Officer (who serves as our co-principal executive officer), and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2012. Based on this evaluation, those officers have concluded that, as of December 31, 2012, our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management, with the participation of the Executive Chairman of our board of directors (who serves as our co-principal executive officer), our Chief Executive Officer (who serves as our co-principal executive officer), and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the criteria set forth in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with general accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

(c) Attestation Report of the Registered Public Accounting Firm. Not applicable.

(d) Changes in Internal Control Over Financial Reporting.

Based on the evaluation conducted by it, with the participation of the Executive Chairman of our board of directors (who serves as our co-principal executive officer), our Chief Executive Officer (who serves as our co-principal executive officer) and our Chief Financial Officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth, for the years ended December 31, 2011 and 2012, the fees billed (or contracted for billing and expected to be billed) to us and our subsidiaries by our principal accountants:(1)

	Year ended December 31,
	2011	2012
Audit fees (2)	$65,000	$66,000
Audit-related fees (3)	—	—
Tax fees (4)	17,000	10,000
All other fees (5)	—	—
Total	$82,000	$76,000

(1)

Comprises fees billed (or contracted for billing and expected to be billed) by: (i) Arik Eshel, CPA & Assoc., PC., or Arik Eshel, with respect to the year ended December 31, 2011 (and its review of our interim financial statements for the first two fiscal quarters of 2012, as described with respect to “Audit fees” below); and (ii) Yehezkel CPA, LLC, an independent registered public accounting firm, or Yehezkel, with respect to the year ended December 31, 2012 (and review of our interim financial statements for the third quarter of 2012).
(2)	Audit fees consist of fees for professional services rendered by our respective principal accountants in connection with the audit of our consolidated annual financial statements and review of our interim financial statements, and related services that would normally be provided by our principal accountants in connection with statutory and regulatory filings or engagements. For 2011, these fees amounted to $65,000, which related to professional services rendered by Arik Eshel in connection with its audit of our financial statements for that fiscal year and its review of our interim financial statements for the fiscal quarters of that fiscal year. For 2012, these fees amounted to $66,000, out of which: (i) $52,000 related to professional services rendered by Yehezkel in connection with its audit of our financial statements for that fiscal year and its review of our interim financial statements for the third fiscal quarter of that fiscal year; and (ii) $14,000 related to professional services rendered by Arik Eshel in connection with its review of our interim financial statements for the first two fiscal quarters of that fiscal year.
(3)	Audit-related fees are fees for assurance and related services rendered by our respective principal accountants that are reasonably related to the performance of their audit of our financial statements and that are not reported under “Audit-fees” above. We did not incur any such fees in either 2011 or 2012.
(4)	Tax fees are fees for services rendered by our respective principal accountants in connection with tax compliance.
(5)	All other fees consist of fees for products or services rendered to us by our independent public accountants other than the Audit Fees and Tax Fees described above. We did not incur any such fees in either 2011 or 2012.

Pre-Approval Policies for Non-Audit Services

Each year, the engagement of our independent auditors is approved by the audit committee of our board of directors and by the vote of our shareholders at our annual general meeting of shareholders. Our audit committee has also adopted its own rules of procedure. The audit committee’s rules of procedure provide for the prior approval of all services, including non-audit services, to be performed by our independent auditors for us over the course of the year, specifying the particular services that may be performed. All such services for 2011 and 2012 were pre-approved by the audit committee in accordance with these procedures.

Item 16D.	Exemption From The Listing Standards For Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

(a) (1) (i) Effective as of November 28, 2012, Arik Eshel, CPA & Assoc., PC., or Arik Eshel ceased to serve as our independent auditor as a result of its then-anticipated deregistration from the Public Company Accounting Oversight Board, or PCAOB, which deregistration was effective on February 5, 2013. Arik Eshel had served as our independent auditors since fiscal year 2008.

(ii) The reports of Arik Eshel on the financial statements of our company for each of the two fiscal years ended December 31, 2011 and 2010 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

(iii) Pursuant to the requirements of the Companies Law, our audit committee and board of directors have approved, and will recommend to our shareholders that they approve, the decision to replace our independent auditors. Pursuant to the Companies Law, the opinion of the audit committee with regard to the non-renewal of the services of Arik Eshel will be presented at our 2013 Annual General Meeting of Shareholders to be held over the course of the rest of 2013.

(iv) During each of the two fiscal years ended December 31, 2011 and 2010 and through the interim period preceding the cessation of Arik Eshel’s services, there were no disagreements with Arik Eshel on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Arik Eshel, would have caused Arik Eshel to make reference to the matter in connection with its reports on our financial statements.

(v) During each of the two fiscal years ended December 31, 2011 and 2010 and through the interim period preceding the cessation of Arik Eshel’s services, none of the reportable events listed in paragraphs (a)(1)(v)(A) through (D) of Item 16F of the SEC’s Form 20-F occurred.

(2) Based on the recommendation and/or approval by each of (a) the audit committee of our board of directors and (b) our board of directors (and subject to subsequent shareholder approval that will be sought at our 2013 annual general meeting of shareholders, to be held over the course of the remainder of 2013), on November 28, 2012, we appointed Yehezkel CPA, LLC, or Yehezkel as our independent auditors, effective for its review of our financial statements for the third quarter of the fiscal year ending December 31, 2012.

During the two fiscal years ended December 31, 2010 and December 31, 2011, and the subsequent interim period prior to engaging Yehezkel, we did not consult with Yehezkel regarding matters or events set forth in paragraphs (a)(2)(i) or (a)(2)(ii) of Item 16F of the SEC’s Form 20-F.

(3) We have provided Arik Eshel with a copy of the disclosures that we have made in response to this Item 16F(a), and requested and received from Arik Eshel a letter addressed to the SEC stating whether or not Arik Eshel agrees with the above statements made by us in response to this Item 16F(a) and, if not, stating the respects in which it does not agree with such statements. A copy of the letter from Arik Eshel is attached as an exhibit to this annual report on Form 20-F.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18.	Financial Statements

See the Index to Consolidated Financial Statements and related Financial Statements accompanying this annual report, beginning on page F-1.

Item 19.	Exhibits

Exhibit Number	Description of Document	Location of Document

1.1	Memorandum of Association of the Company (English translation) dated March 8, 1988	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1, SEC File No. 333-42158, and incorporated herein by reference.

1.2	Amended Articles of Association of the Company	Filed as Exhibit 4(a)(26) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.1	Letter dated December 22, 2005 between the Company and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)(23) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.2	Letter dated August 29, 2007, between the Company and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)(26) to the Company’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.

4.3	Purchase Agreement, and Amended and Restated Notes dated August 5, 2005 by and between the Company and LibertyView Special Opportunities Fund LP, and exhibits thereto	Filed as Exhibit 4(a)(21) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.4	Equity and Convertible Note Financing Agreements dated December 19, 2007 by and among the Company and the investors identified in such agreements, and exhibits thereto	Filed as Exhibit 4(a)(27) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.5	A new Lease agreement reducing the current Company premises leased in Jerusalem, Israel, to an area of approximately 7,600 square feet of office space, dated February 25, 2002 (as summarized and translated into English).	Filed as Exhibit 4(a) to the Company’s annual report on Form 20-F for the year ending December 31, 2001 and incorporated herein by reference.

4.6	Lease for approximately 6,000 square feet of office space in Jerusalem, Israel	Filed as Exhibit 4.12.3 to the Company’s annual report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

4.7	Lease for approximately 13,807 square feet in Southborough, Massachusetts.	Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

4.8	Second Amendment and Extension of Lease for approximately 10,000 square feet of office space in Southborough, Massachusetts	Filed as Exhibit 4(a)(29) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.9	Form of Indemnification Agreement entered into with directors and officers of the Company.	Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

4.11	The Company’s 2005 International Share Option and Restricted Share Plan. and Isareli Share Option and Restricted Share Plan	Filed as Exhibit 4(c)(8) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.12	Lease for approximately 10,372 square feet in Westborough, Massachusetts	Filed as Exhibit 4.12 to the Company’s annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

4.13	Share Purchase Agreement dated as of June 30, 2011, by and Between the Company and Jerusalem Technology Investments Ltd.	Filed as Exhibit 4.12 to the Company’s annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

Exhibit Number	Description of Document	Location of Document

4.14	Loan agreement with Bank Hapoalim dated December 18, 2011	Filed as Exhibit 4.14 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.15	Loan agreements with Bank Otsar Ha-Hayal dated July 6, 2011 and September 6, 2011	Filed as Exhibit 4.15 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.16	Agreement with LibertyView Opportunities Fund Dated July 18, 2012	Filed herewith

4.17	Letter dated January 20, 2013 between the Company and Bank Hapoalim regarding cancellation of covenants	Filed herewith

12.1	Certification of Chief Executive Officer (serving as co-principal executive officer) pursuant to Rule 13a-14(a)/ Rule 15d-14(a) under the Exchange Act	Filed herewith

12.2	Certification of Executive Chairman (serving as co-principal executive officer) pursuant to Rule 13a-14(a)/ Rule 15d-14(a) under the Exchange Act	Filed herewith

12.3	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act	Filed herewith

13	Certification of Chief Executive Officer, Executive Chairman and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350	Filed herewith

15.1	Consent of Yehezkel CPA LLC	Filed herewith

15.2	Consent of Arik Eshel, CPA & Assoc., PC	Filed herewith

15.3	Consent of Nexia ASR, for the audit of ViryaNet Pty Ltd.	Filed herewith

15.4	Letter dated April 26, 2013 of Arik Eshel, CPA & Assoc., PC, independent registered public accounting firm, required to be filed under Item 16F(a) of this annual report.	Filed herewith

101	The following financial information from ViryaNet Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2011 and 2012; (ii) Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2010, 2011 and 2012; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.	To be filed by amendment to this annual report, as permitted under the SEC’s rules.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Memy Ish-Shalom President and Chief Executive Officer

Date: April 29, 2013

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

IN U.S. DOLLARS

YEHEZKEL CPA LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of VIRYANET LTD.

We have audited the accompanying consolidated balance sheet of ViryaNet Ltd. and its subsidiaries (collectively, the “Company”) as of December 31, 2012, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the year ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company for the years ended December 31, 2010 and 2011 were audited by other auditors whose report, dated May 14, 2012, expressed an unqualified opinion on those statements. The financial statements of ViryaNet Pty Ltd. (Australia), a former wholly-owned subsidiary, for the year ended December 31, 2010, were audited by other auditors whose report, dated July 15, 2011, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and its results of operations and cash flows for the year in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Yehezkel CPA LLC

New York, New York

April 29, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

VIRYANET LTD.

We have audited the accompanying consolidated balance sheets of ViryaNet Ltd. and its subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of ViryaNet Pty Ltd. (Australia), a wholly-owned subsidiary, for the year ended December 31, 2010, during which that subsidiary generated revenue amounting to 7.0 percent of the related consolidated totals of the Company. As of December 31, 2010, that subsidiary’s assets constituted 9.8 percent of the consolidated total assets of the Company. The financial statements of that subsidiary as of, and for the year ended December 31, 2010 were audited by other auditors whose report has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for that subsidiary as of, and for the year ended December 31, 2010, is based solely on the report of the other auditors. The subsidiary was sold in 2011 and its results have been reclassified as discontinued operations in the Company’s consolidated statements of operations.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and its results of operations and cash flows for each of the two years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

ARIK ESHEL, CPA & ASSOCIATES., PC

New York, New York

May 14, 2012

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF VIRYANET PTY LTD (AUSTRALIA)

Scope

We have audited the statements of operations of ViryaNet Pty Ltd (Australia) (“the Company”) for the year ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Audit approach

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over the financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations of ViryaNet Pty Ltd (Australia) for the year ended December 31, 2010, in conformity with United States generally accepted accounting principles.

NEXIA MELBOURNE

ABN 16 847 721 257

GEORGE S. DAKIS

Partner

Audit & Assurance Services

Melbourne

15 July 2011

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2012
Assets
CURRENT ASSETS:
Cash and cash equivalents	$104	$335
Restricted cash (Note 9)	140	164
Trade receivables	511	430
Unbilled receivables	367	252
Other accounts receivable and prepaid expenses (Note 4)	271	216

Total current assets	1,393	1,397

NON - CURRENT ASSETS:
Severance pay fund (Note 11)	1,001	1,044
Long-term receivable (Note 3)	183	125
Other	25	38

Total non - current assets	1,209	1,207

PROPERTY AND EQUIPMENT, net	93	70

GOODWILL (Note 6)	6,516	6,516

Total assets	$9,211	$9,190

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term bank credit (Note 7)	$115	$160
Current maturities of long-term bank loans (Note 9)	498	646
Trade payables	717	360
Deferred revenues	2,587	2,809
Other accounts payable and accrued expenses (Note 8)	2,004	1,388
Current maturities of long-term convertible debt (Note 10)	—	352

Total current liabilities	5,921	5,715

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities (Note 9)	1,001	497
Long-term convertible debt (Note 10)	502	—
Long-term deferred revenues	—	232
Long-term deferred rent payable	82	70
Accrued severance pay (Note 11)	1,435	1,374

Total long-term liabilities	3,020	2,173

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)
SHAREHOLDERS’ EQUITY (Note 13):
Share capital -
Ordinary Shares of NIS 5.0 par value - Authorized: 6,600,000 shares at December 31, 2011 and 2012; Issued and outstanding: 3,451,948 and 3,572,813 shares at December 31, 2011 and 2012, respectively	4,286	4,448
Preferred A Shares of NIS 5.0 par value - Authorized: 400,000 shares at December 31, 2011 and 2012; Issued and outstanding: 326,797 shares at December 31, 2011 and 2012. Aggregate liquidation preference of $ 2,500 at December 31, 2011 and 2012	369	369
Additional paid-in capital	116,338	116,297
Accumulated deficit	(120,723)	(119,812)

Total shareholders’ equity	270	1,302

Total liabilities and shareholders’ equity	$9,211	$9,190

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2010	2011	2012
REVENUES (Note 15):
Software licenses	$1,574	$1,549	$1,154
Maintenance and services	8,735	8,122	9,559

Total revenues	10,309	9,671	10,713

COST OF REVENUES:
Software licenses	68	56	122
Maintenance and services	3,873	3,513	4,101

Total cost of revenues	3,941	3,569	4,223

GROSS PROFIT	6,368	6,102	6,490

OPERATING EXPENSES:
Research and development	1,010	1,614	1,100
Selling and marketing	2,782	2,847	2,650
General and administrative	1,551	1,708	1,606

Total operating expenses	5,343	6,169	5,356

OPERATING INCOME (LOSS)	1,025	(67)	1,134
FINANCIAL EXPENSES, net	237	129	196

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	788	(196)	938
TAXES ON INCOME (Note 14)	69	9	27

INCOME (LOSS) FROM CONTINUING OPERATIONS	$719	$(205)	$911

DISCONTINUED OPERATIONS:
Loss from discontinued operation net of income tax of $0	(50)	(136)	—
Gain on disposal of discontinued operations net of income taxes of $0	—	122	—

NET LOSS FROM DISCONTINUED OPERATIONS	(50)	(14)	—

NET INCOME (LOSS)	$669	$(219)	$911

BASIC NET EARNINGS (LOSS) PER SHARE
Continuing operations	$0.20	$(0.06)	$0.23
Discontinued operations	(0.01)	0.00	—

Net income (loss)	$0.19	$(0. 06)	$0.23

DILUTED NET EARNINGS (LOSS) PER SHARE
Continuing operations	$0.18	$(0.06)	$0.21
Discontinued operations	(0.01)	0.00	—

Net income (loss)	$0.17	$(0.06)	$0.21

Weighted average number of shares used in computing basic net earnings (loss) per share	3,467,302	3,671,547	3,896,018

Weighted average number of shares used in computing diluted net earnings (loss) per share	3,884,201	3,671,547	4,279,961

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred Shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total comprehensive	Total shareholders’
	Number	Amount	Number	Amount	capital	income (loss)	deficit	income (loss)	equity (deficit)
Balance as of January 1, 2010	2,944,048	3,592	326,797	369	116,603	3	(121,173)		(606)
Stock based compensation	—	—	—	—	95	—	—		95
Release of restricted shares to employees and directors, net	172,666	229	—	—	(193)	—	—		36
Issuance of shares, in connection with interest expenses	73,369	98			(26)				72
Issuance of shares in connection with compensation to consultants	45,000	62			(23)				39
Comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	52	—	$52	52
Net income	—	—	—	—	—	—	669	669	669

Total comprehensive income								$721

Balance as of December 31, 2010	3,235,083	$3,981	326,797	$369	$116,456	$ *)55	$(120,504)		$357

*)	All accumulated other comprehensive income derived from foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred Shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total comprehensive	Total shareholders’
	Number	Amount	Number	Amount	capital	income (loss)	deficit	income (loss)	equity
Balance as of January 1, 2011	3,235,083	3,981	326,797	369	116,456	55	(120,504)		357
Stock based compensation	—	—	—	—	102	—	—		102
Release of restricted shares to employees and directors, net	123,860	172	—	—	(172)	—	—		—
Issuance of shares, in connection with interest expenses	43,005	61			(25)				36
Issuance of shares to an investor	50,000	72			(23)				49
Comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	(55)	—	$(55)	(55)
Net income (loss)	—	—	—	—	—	—	(219)	(219)	(219)

Total comprehensive income								$(274)

Balance as of December 31, 2011	3,451,948	$4,286	326,797	$369	$116,338	$ *)—	$(120,723)		$270

*)	All accumulated other comprehensive income (loss) derived from foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred Shares		Additional paid-in	Accumulated	Total comprehensive	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	income (loss)	equity
Balance as of January 1, 2012	3,451,948	4,286	326,797	369	116,338	(120,723)		270
Stock based compensation	—	—	—	—	20	—		20
Release of restricted shares to employees and directors, net	22,985	30	—	—	(30)	—		—
Issuance of shares, in connection with interest expenses	15,380	21			(11)			10
Issuance of shares to an investor	75,000	101			(26)			75
Issuance of shares in connection with compensation to consultants	7,500	10			(4)			6
Compensation related to warrant granted to convertible note holder	—	—	—	—	10	—		10
Net income	—	—	—	—	—	911	$911	911

Total comprehensive income							$911

Balance as of December 31, 2012	3,572,813	$4,448	326,797	$369	$116,297	$(119,812)		$1,302

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$669	$(219)	$911
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Income and expense items not involving cash flows:
Depreciation and amortization	313	91	52
Amortization of convertible notes premium and warrant	(13)	(15)	(5)
Accrued severance pay, net	17	(31)	(104)
Stock based compensation related to directors and employees	95	102	20
Stock based compensation related to shares to consultants	39	—	6
Interest expenses paid in shares	72	36	9
Gain from disposal of subsidiaries	—	(122)	—

Changes in operating assets and liabilities:
Increase in other assets	—	(5)	(13)
Decrease (increase) in trade receivables, net and unbilled receivables	(512)	84	196
Decrease (increase) in other accounts receivable and prepaid expenses	(63)	86	(29)
Increase (decrease) in trade payables	(145)	356	(357)
Increase (decrease) in long-term and short-term deferred revenues, net	39	(913)	454
Increase (decrease) in other accounts payable and accrued expenses	(186)	603	(615)
Increase (decrease) in long-term deferred rent payables	—	82	(12)

Net cash provided by operating activities	325	135	513

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(100)	(83)	(29)
Long-term receivable	—	(192)	142

Net cash provided (used in) by investing activities	(100)	(275)	113

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit	(92)	186	45
Restricted cash	—	(140)	(24)
Repayment of long-term loan	(450)	(500)	(485)
Proceeds from issuance of share capital	—	50	75
Proceeds from long-term loan	250	550	130
Repayment of long-term convertible debt	—	—	(136)

Net cash provided by (used in) financing activities	(292)	146	(395)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	8	1	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(59)	7	231
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	156	97	104

CASH AND CASH EQUIVALENTS AT THE END OF YEAR	$97	$104	$335

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31,
	2010	2011	2012
Supplemental disclosure of cash flow activities:
Cash paid during the year for:
Interest	$103	$136	$155

Income tax	$79	$28	$18

Supplemental disclosure of non-cash investing and financing activities:
Refinancing of short-term bank debt on a long-term basis	$—	$360	$—

Conversion to shares of accrued interest expenses, waivers and deferred charges related to the convertible debt and note	$72	$36	$9

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a)	ViryaNet Ltd., an Israeli company (the “Company”), was established in 1988. The Company is a leading provider of software solutions that optimize and allow for the continuous improvement of service processes for mobile workforces. Using an integrated approach, the Company helps its customers attain the maximum benefits from ViryaNet G4, its mobile workforce management solution. This integrated approach consists of a Performance Management practice and an innovative product, ensuring that the Company’s customers can implement change, enable differentiation, and provide for continuous improvement. The Company has partnerships with leading platform and system integration companies that enable it to serve customers around the world.

b)	The Company has three wholly-owned subsidiaries in the United States— ViryaNet Inc. and its two subsidiaries (iMedeon Inc., which is not active, and Utility Partners Inc. (collectively, “ViryaNet U.S.”)). During the year ended December 31, 2011, ViryaNet Inc. sold ViryaNet PTY Ltd., its subsidiary in Australia (“ViryaNet Australia”), and the Company decided to strike off its wholly inactive subsidiary in the U.K., ViryaNet Europe Ltd, (“ViryaNet Europe”), by filing an application with the U.K. Companies House in December 2011, which became effective in April 2012 (see Note 3).

c)	The Company’s sales are generated in North America, Europe, Asia-Pacific and South America. As for major customers, see Note 15.

d)	The Company devotes substantial efforts towards activities such as research and development, and marketing and selling its products. In the course of such activities, the Company and its subsidiaries have generated variable levels of revenues and operating results over the past several years and have not achieved positive working capital. There is no assurance that profitable operations or positive cash flows from operations can be achieved on a continuing basis.

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

Functional currency:

Substantially all of the revenues of the Company and ViryaNet U.S. are generated in U.S. dollars (“dollar” or “dollars”). In addition, a majority of the costs of the Company and its subsidiaries are incurred in dollars. The majority of financing and investment activities are effected in dollars. Management believes that the dollar is the primary currency in the economic environment in which the Company and its subsidiaries operate; therefore, the dollar is the functional and reporting currency. Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of income (loss), the following exchange rates are used: (i) for transactions – exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, etc.) – historical exchange rates. Currency transaction gains or losses are recorded in financial income or expenses, as appropriate.

Prior to the year ended December 31, 2012, for those former subsidiaries of the Company whose functional currency has been determined to be their local currency, assets and liabilities were translated at year-end exchange rates and statement of operations items were translated at average exchange rates prevailing during the year. Such translation adjustments were recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Cash equivalents:

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash, with original maturities of three months or less.

Restricted cash:

Restricted cash is a cash deposit which is restricted by the bank to secure repayment of bank loans (see Note 9).

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

Long-Lived Assets:

The Company reviews long-lived assets, such as property and equipment, and intangible assets, for impairment whenever events indicate that the carrying amounts might not be recoverable. Recoverability of property and equipment and other intangible assets is measured by comparing the projected undiscounted net cash flows associated with those assets to the assets’ carrying values. If an asset is considered impaired, it is written down to fair value, which is determined based on the asset’s projected discounted cash flows or appraised value, depending on the nature of the asset. During 2010, 2011 and 2012, no impairment losses were recorded. All other intangible assets (excluding goodwill) were fully amortized as of December 31, 2010.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

In September 2011, the Financial Accounting Standards Board (“FASB”) issued guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company did not elect to adopt this accounting guidance for its goodwill impairment test for fiscal years 2011 and 2012, and continued to use the two-step process detailed below.

Under the existing standard (when the qualitative assessment is not elected), goodwill impairment testing is a two-step process. The first step is a comparison of the fair values of the Company’s reporting units to their respective carrying amounts. A reporting unit is an operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. The Company has determined that the consolidated Company represents a single reporting unit. The Company’s management believes that a step-one test performed on an enterprise value basis (equity value plus debt, less cash and cash equivalents) provides a better indication as to whether a potential impairment of goodwill exists and whether a step-two test should be performed, than a step-one test performed on the Company’s equity carrying value basis.

Because the consolidated Company (including its subsidiaries) represents a single reporting unit, in performing step one of the impairment test, the consolidated Company’s estimated fair value is compared to the consolidated Company’s enterprise book value as a whole. If the reporting unit’s (i.e., the consolidated Company’s) estimated fair value is equal to or greater than its enterprise book value, no impairment of goodwill exists and the test is complete at the first step. However, if the consolidated Company’s enterprise book value is greater than its estimated fair value, the second step must be completed to measure the amount of impairment of goodwill, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill with its carrying amount to measure the amount of impairment loss, if any. If the implied fair value of goodwill is less than the carrying value of goodwill, then impairment exists and an impairment loss is recorded for the amount of the difference.

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

The Company estimated its discount rates based on a blended rate of return, considering both debt and equity for comparable publicly-traded companies engaged in internet software services or application software. These comparable publicly traded companies operate in the same or a similar industry as the Company and have similar operating characteristics to the Company. The Company estimated its revenue projections and profit margin projections based on internal forecasts about future performance.

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

The estimated fair value of the consolidated Company as a reporting unit as of December 31, 2011 and 2012 was substantially in excess of its enterprise book value. Therefore, no impairment of goodwill was recorded during either 2011 or 2012.

Income taxes:

The Company accounts for income taxes in accordance with the provisions of Accounting Standards Codification “ASC” 740 (“Income Taxes”) using the liability method of accounting, whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized.

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

As of December 31, 2011 and December 31, 2012, the Company recognized approximately $40 and $30, respectively, for unrecognized tax benefits, interest and penalties, which are included in other accounts payable and accrued expenses in the accompanying balance sheets.

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

Revenue from license fees is recognized when persuasive evidence of an agreement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fee is fixed or determinable, collectability is probable and VSOE of the fair value of undelivered elements exists.

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

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2010, 2011 and 2012, no such losses were identified.

Deferred revenues include unearned fees received under maintenance and support contracts, and other amounts received from customers but not recognized as revenues in the current period.

The Company does not grant a right-of-return to its customers. The Company generally provides a warranty period of three months at no extra charge. As of December 31, 2011 and 2012, the Company’s provision for warranty cost was immaterial.

Advertising Costs:

The Company records advertising expenses as incurred, which amounted to approximately $33, $74, and $70 in the years ended December 31, 2010, 2011, and 2012, respectively, and which have been included as part of selling and marketing expenses.

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

Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and a long-term receivable.

The majority of the Company’s cash and cash equivalents are invested in dollar instruments with major banks in the United States and Israel. Such cash and cash equivalents may be in excess of insured limits or may not be insured at all in some jurisdictions. The amounts on deposit at December 31, 2011 and 2012, exceed the $250 federally insured limit by $0 and $93, respectively. Management believes that the financial institutions that hold the Company’s and its subsidiaries’ cash and cash equivalents are financially sound, and, accordingly, minimal credit risk exists with respect to these assets.

The Company’s and its subsidiaries’ trade receivables are derived from sales to customers located primarily in North America, Europe, Australia, South America and the Far East. The Company and its subsidiaries perform ongoing credit evaluations of their customers.

The Company and its subsidiaries had no off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements, as of December 31, 2012.

Allowance for doubtful accounts:

The allowance for doubtful accounts is determined on the basis of analysis of specific debts which are doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with such customers, the economic environment, the industry in which such customers operate and financial information available on such customers. In management’s opinion, the allowance for doubtful accounts adequately covers anticipated losses with respect to the Company’s accounts receivable. No allowance for doubtful accounts was required for the years ended December 31, 2011 and 2012.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Long term convertible debt:

The Company presented the outstanding principal amount of its long term convertible debt as a long-term liability in accordance with ASC Topic 470-20 (“Debt with Conversion and Other Options”). The debt was classified as a long-term liability until the date of conversion, on which it would be reclassified to equity, or would be reclassified as a short-term liability at the first contractual redemption date. Accrued interest on the convertible debt was included in other accounts payable and accrued expenses. Since the contractual redemption date is August 3, 2013, which is less than twelve months from the balance sheet date, the convertible debt was reclassified as a short-term liability as of December 31, 2012.

On July 18, 2012 the Company and the convertible note holder, LibertyView Special Opportunities Fund, L.P. (“LibertyView”) agreed to modify the convertible debt agreement such that under certain conditions, an amount of $210 of the original debt of $480 will be forgiven and the balance of $270 will be paid in 12 equal monthly installments starting July 2012, which is earlier than the original contractual redemption date of August 3, 2013, and will not bear any interest. LibertyView may convert the balance of the original debt at any time into the Company’s Ordinary Shares, par value NIS 5.0 per share (“Ordinary Shares”) at the original conversion price, prior to the last payment. If the Company timely makes each monthly principal payment, with the final installment on June 1, 2013, then the remaining outstanding principal balance, less any amount converted by LibertyView to Ordinary Shares prior to June 1, 2013, will be automatically forgiven and will cease to be outstanding, and the entirety of original debt will be considered indefeasibly paid for all intents and purposes. As part of the modified agreement the Company granted the holder a warrant to purchase 60,000 Ordinary Shares of the Company at an exercise price of $0.80 per share, which may be exercised in whole or in part no later than July 2015 (see Note 13- Warrants).

As provided in ASC 405-20-40, a liability is removed from the statement of financial position only if the creditor is paid and the debtor is relieved of the obligation, or the debtor is released legally either by the creditor or judicially from being the primary obligor. Therefore, any gain or loss resulting from the arrangement will be determined when and if the amount of $210 or any other amount is forgiven.

For further details see Note 10.

Convertible note:

The Company presents the outstanding principal amount of a convertible note that it issued (see Note 13b) as a separate component in shareholders’ equity in accordance with ASC Topic 815 (“Derivatives and Hedging”) and ASC Topic 480 (“Distinguishing Liabilities from Equity”). The convertible note is classified as an equity component since it has no repayment date, does not bear any interest, and may only be converted into the Company’s ordinary shares, par value NIS 5.0 per share (“Ordinary Shares”). The convertible note is classified as paid-in capital in shareholders’ equity until the date of actual conversion.

Earnings (loss) per share:

Basic and diluted net income per share are presented in conformity with ASC 260 (“Earnings per Share”) for all years presented. Basic net earnings or loss per share is computed by dividing income or loss from continuing operations and from discontinued operations by the weighted average number of Ordinary Shares outstanding during the applicable period. Diluted net earnings or loss per share is computed by dividing net income or loss by the weighted average number of Ordinary Shares and potentially dilutive securities, as calculated using the treasury stock method, outstanding during the period. Potentially dilutive securities include shares issuable upon conversion of the convertible debt represented by the convertible note. The Company’s outstanding Preferred A Shares are considered Ordinary Shares for this purpose, since they may be converted into Ordinary Shares at any time on a one-for-one basis.

Outstanding stock options, unvested restricted shares, warrants and shares issuable upon conversion of the long-term convertible debt have been excluded from the calculation of basic and diluted net earnings or loss per share to the extent that such securities are anti-dilutive. The total weighted-average number of shares excluded from the calculation of diluted net earnings or loss per share was 719,666, 464,256 and 31,871 for the years ended December 31, 2010, 2011 and 2012, respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The following table summarizes information related to the computation of basic and diluted net earnings (loss) per share for the years indicated (U.S. dollars in thousands, except share and per share data).

	Year ended December 31
	2010	2011	2012
Income (loss) from continuing operations attributable to ordinary shares	719	(205)	911
Loss from discontinued operations attributable to ordinary shares	(50)	(14)	—

Net income (loss) attributable to ordinary shares	669	(219)	911

Weighted average number of shares outstanding used in basic earnings (loss) per share calculation	3,467,302	3,671,547	3,896,018
Potential shares issuable upon conversion of convertible note	363,636	—	363,636
Additional shares underlying unvested stock	53,263	—	20,307

Weighted average number of ordinary shares outstanding used in diluted earnings (loss) per share calculation	3,884,201	3,671,547	4,279,961

BASIC NET EARNINGS (LOSS) PER SHARE (US$)
Continuing operations	0.20	(0.06)	0.23
Discontinued operations	(0.01)	0.00	—
Net income (loss)	0.19	(0.06)	0.23
DILUTED NET EARNINGS (LOSS) PER SHARE (US$)
Continuing operations	0.18	(0.06)	0.21
Discontinued operations	(0.01)	0.00	—
Net income (loss)	0.17	(0.06)	0.21

Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC Topic 718 (“Compensation – Stock Compensation”) (“ASC 718”), which establishes accounting for stock-based grants that are awarded to employees as compensation for their services. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations.

The Company recognizes compensation expense for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with fair value based on an option-pricing model, pursuant to the guidance in ASC Topic 505-50 (“Equity-Based Payments to Non-Employees”).

The following table summarizes the various categories of expense recognized for share-based compensation as a result of the application of ASC 718:

	2010	2011	2012
Cost of revenues	$4	$—	$1
Research and development cost	2	—	1
Selling and marketing expenses	39	5	8
General and administrative expenses	50	97	68

Total stock-based compensation expense	$95	$102	$78

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock options awards and values restricted stock based on the market value of the underlying shares at the date of grant. No stock options were granted in 2010, 2011 or 2012.

All restricted shares granted to employees in 2010 and 2011 were granted for no consideration; therefore their fair value was equal to the share price at the date of grant. No restricted shares were granted in 2012. The weighted average grant date fair value of shares granted during the years 2010 and 2011 was $0.72 and $1.10, respectively.

Sale of receivables:

From time to time, the Company sells certain of its accounts receivable to third parties, within the normal course of business, where such sales constitute a true sale, as determined in ASC Topic 860 (“Transfers and Servicing”). Under that accounting codification, a true sale occurs when control and risk of those trade receivables are fully transferred such that (a) the Company (i) transfers the proprietary rights in the receivable from the Company to the third party, (ii) legally isolates the receivable from the Company’s other assets and presumptively puts the receivable beyond the lawful reach of the Company and its creditors even in bankruptcy or other receivership, (iii) confers on the third party the right to pledge or exchange the receivable and (iv) eliminates the Company’s effective control over the receivable in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of a failure by the Company to fulfill its legal obligation, (b) the relevant receivable is derecognized and (c) cash is recorded. Where receivables are sold and the transfer of the rights to future cash receipts are related to underlying sales transactions for which the revenue has not been recognized but is ultimately expected to be recognized, the receivable is not derecognized and a liability is recorded as deferred revenue until the liability is discharged through the recognition of the revenue.

The balance of sold receivables amounted to approximately $166 and $350 as of December 31, 2011 and 2012, respectively. Sales of accounts receivable, related to transactions for which revenue has been recognized, amounted to $45 and $232 as of December 31, 2011 and 2012, respectively, and sales of accounts receivable, related to an annual renewal of support and maintenance transactions for which the revenue has been recorded as deferred revenue and is ultimately expected to be recognized as revenue, amounted to $121 and $118 as of December 31, 2011 and 2012, respectively.

The Company pays factoring fees associated with the sale of receivables based on the dollar value of the receivables sold and the time of payment. Such fees, which are considered to be primarily related to the Company’s financing activities, are included in financial expenses, net in the Company’s consolidated statements of operations.

Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, restricted cash, trade receivables, unbilled receivables, other accounts receivable, short-term bank credit, current portion of debt, trade payables and other accounts payable approximates their fair value due to the short-term maturity of such instruments. The carrying amount reported in the balance sheet for the Company’s long-term receivable approximates its fair value, considering the interest rates charged and the security received in connection with the receivable.

The carrying amount of the Company’s borrowings under its long- term debt and convertible debt approximates fair value because the interest rates on the instruments (i) fluctuate due to the variable rates of interest accruing on such debt or (ii) represent borrowing rates that are also available in the market on similar terms.

Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220, “Comprehensive Income.” This accounting codification establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that there is only a single component of other comprehensive income for the years ended December 31, 2010 and 2011 that relates to foreign currency translation adjustments. No components of other comprehensive income were included for the year ended December 31, 2012.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

In May 2011, the FASB issued guidance that changed the requirement for presenting “Comprehensive Income” in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The Company adopted this new guidance on January 1, 2012. However, since there was only one component of other comprehensive income for the years ended December 31, 2010, and 2011 and none for the year ended December 31, 2012, no additional statement was necessary.

Reclassification:

Certain prior period amounts have been reclassified to conform to the current period presentation.

Impact of recently issued accounting standards:

1)	In July 2012, the FASB issued Accounting Standards Update (“ASU”) 2012-02 “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”, which introduced an optional qualitative assessment for testing intangible assets for impairment. ASU 2012-02 allows companies to qualitatively assess whether it is more likely than not (i.e., a likelihood of greater than 50%) that an indefinite-lived intangible asset is impaired. If that is the case, the company would have to perform the annual quantitative impairment test. The ASU is effective for fiscal years beginning after September 15, 2012. The Company did not adapt the optional qualitative assessment during 2012.

2)	In February 2013, the “FASB” issued “” ASU No. 2013-02, Topic 350 - Comprehensive Income (“ASU 2013-02”), which amends the above-described ASC No. 220 to improve the reporting of reclassifications out of accumulated other comprehensive income to the respective line items in net income. ASU 2013-02 is effective for reporting periods beginning after December 15, 2012. The Company intends to adopt this standard in the first quarter of 2013 and does not expect the adoption will have a material impact on its consolidated results of operations or financial condition.

NOTE 3:- DISCONTINUED OPERATIONS

During fiscal year 2011, the Company decided to explore strategic alternatives to its direct sales activities in Australia, which culminated in the sale of ViryaNet Australia, in order to focus on indirect channels in the Asia-Pacific region. ViryaNet Australia’s revenues and assets accounted for, and constituted (respectively) less than 10% of the Company’s consolidated revenues and assets during each of the last three fiscal years. On December 31, 2011, the Company completed the sale of 100% of the common stock of ViryaNet Australia to the Hosking Family Trust, owned by the former general manager of ViryaNet Australia, Mark Hosking (the “Buyer”), for consideration of $340. The consideration is to be paid as follows; $100 was due and paid on January 2, 2012 and the balance of $240 is paid over a period of four years in equal quarterly installment starting March 31, 2012, and bears interest at a fixed annual rate of 3.5%, paid quarterly. The balance of the Buyer’s payment obligation is secured through a personal guarantee provided by the Buyer. The Buyer’s payments during fiscal year 2013 in an aggregate amount of $73 are classified as current maturities within prepaid and other receivables in current assets, and the payments to be made beyond December 31, 2013, in an aggregate amount of $125, are classified as a long-term receivable on the Company’s consolidated balance sheets.

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

Information related to ViryaNet Australia and ViryaNet Europe (the “Former Subsidiaries”) has been reflected in the accompanying consolidated financial statements as follows:

•

Balance sheets – As a result of the disposal of both Former Subsidiaries, there are no remaining assets and liabilities related to those Former Subsidiaries in the Company’s consolidated balance sheets as of December 31, 2011 and 2012. The Former Subsidiaries’ assets and liabilities were included in the Company’s consolidated balance sheets as of December 31, 2010.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- DISCONTINUED OPERATIONS (CONT.)

•

Statements of operations – The Former Subsidiaries’ loss from operations for the two year period ended December 31, 2011 has been classified as discontinued operations. Loss from discontinued operations for the year ended December 31, 2011 also includes additional gain and loss on disposal of the Former Subsidiaries, as further described below. The statement of operations for the year ended December 31, 2012 does not include any amount related to discontinued operations.

•

Statements of cash flows – The Former Subsidiaries’ cash flows prior to their disposal for the two year period ended December 31, 2011 have been included in, and not separately reported from, the Company’s cash flows. The consolidated statements of cash flows for the year ended December 31, 2011 also include the effects of the disposal of the Former Subsidiaries.

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

Discontinued operations for the year ended December 31, 2011 are as follows:

Subsidiary	Location	Proceeds	Gain (Loss)
ViryaNet Australia	Australia	$340	$250
ViryaNet Europe	United Kingdom	—	(128)

The table below summarizes certain financial information with respect to the Company’s discontinued operations for the years ended December 31, presented:

	2010	2011
Revenues	$811	$790

Loss from discontinued operations (No income tax expense or benefit)	(50)	(136)
Gain on disposal of discontinued operations (No income tax expense or benefit)	—	122

Total loss from disposal of discontinued operations	$(50)	$(14)

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

Other accounts receivable and prepaid expenses consisted of the following:

	December 31,
	2011	2012
Prepaid expenses	$61	$136
Current maturities of long-term receivable (see Note 3)	157	73
Government authorities	53	7

	$271	$216

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:- PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	December 31,
	2011	2012
Cost:
Computers, peripheral equipment and software	$1,379	$1,407
Office furniture and equipment	196	197
Leasehold improvements	91	91

	1,666	1,695

Accumulated depreciation	1,573	1,625

Depreciated cost	$93	$70

Depreciation expense for the years ended December 31, 2010, 2011 and 2012 was approximately $83, $45 and $52, respectively.

NOTE 6:- GOODWILL

a.	Goodwill

The changes in the carrying amount of goodwill as of December 31, 2011 and 2012 were as follows:

Balance as of January 1, 2011	$7,253
Decrease due to sale of ViryaNet Australia	(737)

Balance as of December 31, 2011	6,516
Changes during 2012	—

Balance as of December 31, 2012	$6,516

NOTE 7:- SHORT-TERM BANK CREDIT

The Company’s short-term bank credit as of December 31, 2011 and 2012 was denominated in New Israeli Shekels, or NIS, and its weighted average interest rates were 7.82% and 7.5%, respectively.

The Company has credit facilities with Bank Hapoalim (the “Bank”) that enable it to borrow funds under a revolving line of credit. The line of credit denominated in NIS currency accrues interest on the daily outstanding balance at the prime rate plus 3.3% per annum. During 2011 the Company utilized a short-term credit denominated in US dollars, which accrued interest at a fixed rate of 11.5%.

On December 18, 2011 the Bank agreed to convert the short term credit in an amount of $360 and a long-term loan in an amount of $100 to a long-term loan in an amount of $460, payable in 11 monthly payments starting February 6, 2013 (see Note 9).

The Company’s bank covenants, as part of its overall bank financing arrangement, required that on a quarterly basis (i) the Company’s shareholders’ equity shall be at least the higher of (a) 13% of its total assets, or (b) $ 1,500, and (ii) its cash balance shall not be less than $500.

On July 10, 2011 the Company received from the Bank a waiver of the bank covenants for the remaining quarters of 2011 and for the first quarter of 2012. In connection with the waiver the Company paid fees of $15 to the Bank.

On March 12, 2012 the Company received from the Bank a waiver of its bank covenants for the remaining quarters of 2012 and for the first quarter of 2013. In connection with the waiver the Company paid fees of $8 to the Bank.

On January 20, 2013 the Bank agreed to perpetually cancel the bank covenants and starting from the first quarter of 2013, the bank covenants are no longer in effect. In connection with the cancellation the Company paid fees of $5 to the Bank.

The Company’s debt to the Bank is secured in favor of the Bank by a floating charge on all of the Company’s assets and by a personal guarantee of Samuel HaCohen, the Company’s Chairman of the Board of Directors.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts payable and accrued expenses consisted of the following:

	December 31,
	2011	2012
Employees and payroll accruals	$1,383	$946
Accrued expenses	621	442

	$2,004	$1,388

NOTE 9:- LONG-TERM BANK LOAN

A.	Long-term loans classified by currency of repayment were as follows:

		Interest Rate	December 31,
Bank	Currency		2011	2012
Bank Hapoalim (1)	U.S. $	LIBOR*+ 3.25%	$489	$37
Bank Hapoalim (2)	U.S. $	LIBOR**+ 5.70%	460	460
Bank Otsar Ha-Hayal (3a)	NIS	PRIME+3.50%	197	180
Bank Otsar Ha-Hayal (3b)	NIS	PRIME+3.50%	353	336
Bank Otsar Ha-Hayal (4a)	NIS	PRIME+3.50%	—	130
Less - current maturities			(498)	(646)

			$1,001	$497

*	3 Months LIBOR
**	1 Month LIBOR
(1)	Payable monthly through January 1, 2013.
(2)	On December 18, 2011, the Bank agreed to convert an outstanding short term credit in an amount of $360 and a long-term loan balance in an amount of $100 to a long-term loan in a total amount of $460, payable in 11 monthly payments starting February 6, 2013. The interest is payable monthly starting January 6, 2012. There was no gain or loss from the conversion. The conversion was accounted for as a modification of debt under ASC 470-50-40-14.
(3)	a. On June 28, 2011 the Company received an approval from the State Guaranteed Medium Business Assistance Fund (the “Fund”) for a loan in an amount of NIS 2,100,000, guaranteed by the Israeli government. The disbursement of the loan to the Company was contingent upon its securing an equity investment of at least NIS 500,000. The required equity investment may be effected in one of two manners: (i) a restricted shareholders’ loan payable after five years, or (ii) an equity investment in which the investors receive Company shares. The Company elected the equity investment route.

On July 7, 2011, following the receipt by the Company of NIS 170,000, or $50, via an equity investment by Jerusalem Technology Investments pursuant to a share purchase agreement dated June 30, 2011 (see Note 13(c)), thereby meeting, in part, the condition for disbursement of the loan, the Company received part of the total amount approved to it under the loan— NIS 750,000— from the Fund’s participating bank, Bank Otsar Ha-Hayal. The loan bears annual interest at the Israeli prime rate, plus 3.5% (equal to 8.57% as of the time of the initial loan disbursement), and the principal and interest are payable in 49 equal monthly payments of NIS 18,080 each (which includes interest as well), beginning on August 6, 2012. Interest is payable on a monthly basis beginning on August 6, 2011.

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

Since the Company did not receive the balance of NIS 330,000 in equity investments as of the date of the disbursement of the loan balance (September 6, 2011), as required under the loan terms set by the Fund, Bank Otsar Ha-Hayal instead restricted the Company’s access to an amount of $140 in cash from the loan proceeds, as a means to secure the repayment of the loan. This $140 amount is classified as restricted cash in the Company’s current assets.

c. Repayment of the loan is guaranteed by the Israeli government, as well as by a personal guarantee of Samuel HaCohen, the Company’s Chairman of the Board of Directors.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- LONG-TERM BANK LOAN (CONT.)

4)	a. On October 17, 2012 the Company received an approval from the Fund for an additional loan in an amount of NIS 1,000,000, guaranteed by the Israeli government, and on October 24, 2012 the Company received NIS 500,000 of the approved amount. The repayment of the loan is secured by a restriction on the Company’s access to an amount of NIS 90,000 of the loan proceeds, and by a personal guarantee of Samuel HaCohen, the Company’s Chairman of the Board of Directors (see note 17).

The loan bears annual interest at the Israeli prime rate, plus 3.5% (equal to 7.25% as of the time of loan disbursement), and the principal and interest are payable in 60 equal monthly payments of NIS 9,960 each (which includes interest as well), beginning on November 29, 2012.

b. The balance of the approved loan, or NIS 500,000, was disbursed to the Company on January 13, 2013. (see Note 18)

B.	The Company’s loans (net of current maturities) mature in the following years after the respective balance sheet dates listed below:

	December 31,
	2011	2012
2012	498	—
2013	619	646
2014	132	160
2015	144	174
2016	106	138
2017	—	25

Total	$1,499	$1,143

C.	For details concerning charges, bank covenants and security interests related to the Company’s loans, see Notes 7 and 12(c).

NOTE 10:- LONG TERM CONVERTIBLE DEBT

Long – term convertible debt issued by the Company was as follows as of the dates listed below:

	Interest rate	December 31,
		2011	2012
Convertible debt:
Par	7.5%	$480	$345
Deemed premium, net *		22	7

Reclassification to current liabilities		—	352

		$502	$—

*	Amortization of the deemed premium added to income was $15 annually for each of 2011 and 2012.

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

As of December 31, 2011, the balance of the convertible debt in an amount of $ 502 was classified as a long-term convertible debt since the convertible debt holder did not exercise its right to call for repayment of the debt on July 15, 2011, and, as such, the debt can be called for repayment only on the next exit date, which is the due date, August 3, 2013. As of December 31, 2012, because the due date was less than twelve months from the balance sheet date, the convertible debt was reclassified as a short-term liability.

On July 18, 2012 the Company and the convertible debt holder, LibertyView agreed to modify the convertible debt agreement such that under certain conditions, an amount of $210 of the original debt of $480 will be forgiven and the balance of $270 will be paid in 12 equal monthly installments starting in July 2012, which is earlier than the original contractual redemption date of August 3, 2013, and will not bear any interest. LibertyView may convert the balance of the original debt at any time to Ordinary Shares at the original conversion price, prior to the last payment. If the Company timely makes each monthly principal payment, with the final installment on June 1, 2013, then the remaining outstanding principal balance, less any amount converted by LibertyView to Ordinary Shares prior to June 1, 2013, will be automatically forgiven, and will cease to be outstanding, and the original debt will be considered indefeasibly paid for all intents and purposes.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- LONG TERM CONVERTIBLE DEBT (CONT.)

As part of the modified agreement the Company granted LibertyView a warrant to purchase 60,000 Ordinary Shares of the Company at an exercise price of $0.80 per share, which may be exercised in whole or in part by no later than July 2015 (see Note 13- Warrants).

The Company repaid $ 135 under this arrangement during 2012.

For further details, see Note 2 “Significant Accounting Policies – Long Term Convertible Debt.”

NOTE 11:- SEVERANCE PAY:

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

Severance expenses for the years ended December 31, 2010, 2011 and 2012 amounted to approximately $97, $92 and $70 respectively.

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities, through the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor (the “OCS”). The Company had obtained aggregate grants from the OCS of $372, which were received during fiscal years 2002 and 2003.

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

Royalties are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits.

Through December 31, 2012, the Company had paid or accrued royalties to the OCS in an amount of $38. As of December 31, 2012, the total contingent liability to the OCS amounted to $402.

b.	Lease commitments:

The Company’s facilities, its subsidiaries’ facilities and its motor vehicles are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2016.

Future minimum rental payments for facilities under non-cancelable operating leases are as follows:

Year ended December 31,	Operating Lease Obligations
2013	320
2014	314
2015	300
2016	197

Total	$1,131

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

The Company extended the current office lease agreement for its offices in Jerusalem, Israel, which expired in November 2012, through October 2015, with an option to extend it for another three years. The Company leases 6,025 square feet of office space, which is utilized primarily for administrative, research and development, service and technical support purposes, with an average annual rent of approximately $127 payable starting in November 2012.

ViryaNet, Inc., the Company’s US subsidiary located in Massachusetts, signed a new office lease agreement in February 2011 and relocated its facilities in June 2011 to a new location in Westborough, Massachusetts. ViryaNet Inc. leases 10,372 square feet of office space, which is utilized primarily for administrative, marketing, sales, service and technical support purposes, with an average annual rent of approximately $181, payable starting in January 2012. The non-cancellable lease agreement for these premises expires on December 31, 2016 and contains a rent escalation clause. The long-term deferred rent payable that appears on the Company’s balance sheet as of December 31, 2012 includes accrued fees for these facilities that are paid over the lease period.

Lease expenses in respect of facilities were approximately $349, $343 and $316 for the years ended December 31, 2010, 2011 and 2012, respectively.

Lease expenses in respect of motor vehicles for the years ended December 31, 2010, 2011 and 2012 were approximately $165, $150 and $136, respectively. In addition, as of December 31, 2012, future minimum rental payments for motor vehicles leased for the years 2013, 2014 and 2015 were $129, $88 and $8, respectively.

c.	Charges and guarantees:

1.	The Company has a floating charge on all of its assets in favor of the Bank.

2.	The Company obtained a bank guarantee in an amount of $72, in order to secure an office lease agreement.

NOTE 13:- SHAREHOLDERS’ EQUITY

The Company’s Ordinary Shares are quoted and traded on the OTCQB (a marketplace for OTC reporting issuers who are current in their reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

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

The Preferred A Shares have all rights and privileges that are possessed by the Company’s Ordinary Shares, including, without limitation, voting rights on an as-converted basis, and have an aggregate liquidation preference of $ 2,500 over the Ordinary Shares in any distributions to the Company’s shareholders. The Preferred A Shares may be converted into Ordinary Shares at any time on a one-for-one basis.

b.	On December 19, 2007, the Company issued to a group of new financial investors 363,636 Ordinary Shares at a price of $1.65 per share for total consideration of $600. The transaction included also the issuance by the Company of a non-interest bearing convertible note of $600 principal amount that is convertible into Ordinary Shares at a conversion price of $1.65 per Ordinary Share and warrants to purchase an aggregate of up to 600,000 Ordinary Shares at an exercise price of $2.00 per Ordinary Share, which expired on December 19, 2010. The convertible note does not have any maturity date, does not bear any interest, is not subject to repayment in any event, including liquidation, and can only be converted into Ordinary Shares at any time at the holder’s discretion.

As of December 31, 2011 and 2012, the total amount of the convertible note of $600 was classified as equity in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities” and ASC 480, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (CONT.)

c.	On June 30, 2011, the Company entered into a share purchase agreement (“SPA”) with Jerusalem Technology Investments Ltd, (the “Investor”), a company with which two of the Company’s directors—Samuel HaCohen and Vladimir Morgenstern— and one of the Company’s major shareholders (Jerusalem High-tech Founders, Ltd.) are affiliated. Pursuant to the SPA, the Investor committed to invest in the Company an amount of $250 within 31 days from the date of the agreement, as consideration for the issuance to the Investor of 250,000 of the Company’s Ordinary Shares at a price of $1.00 per Ordinary Share. 50,000 of those Ordinary Shares were issued on June 30, 2011, upon a payment of $50 by the Investor. In February 2012, the Investor invested an additional $75, a portion of its total commitment, as consideration for the issuance to the Investor of an additional 75,000 of the Company’s Ordinary Shares. This equity financing constituted an extraordinary transaction in which two of the Company’s directors possessed a personal interest and was therefore approved by the Company’s audit committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.

On December 17, 2012 the Company and the Investor reached an agreement under which the parties terminated the SPA by mutual consent such that no further investment will be made under the SPA by the Investor, and each of the Company and the Investor released each other from any claims related to the SPA. In lieu of the additional amount of $125 that was not invested, Samuel HaCohen, the Company’s chairman and an affiliate of the Investor, signed a personal guarantee in favor of two banks, Bank Otsar Ha-Hayal and Bank Leumi, in order to enable the Company to secure loans from these banks (see Note 9). No further consideration was provided to the Investor and/or Samuel HaCohen in connection with the personal guarantee. This agreement constituted an extraordinary transaction with a director who possessed a personal interest and was therefore approved by the Company’s audit committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.

d.	During 2011 the Company issued 43,005 Ordinary Shares to investors in payment of interest expenses.

e.	During 2012 the Company issued 15,380 Ordinary Shares to investors in payment of interest expenses.

f.	During 2012 the Company issued 7,500 Ordinary Shares to a service provider as consideration for consulting services.

Stock – based compensation:

a.	The Company’s previous stock options plans, the 1996, 1997, 1998 and 1999 Stock Option Plans (the “Prior Plans”), expired prior to December 31, 2009.

In November 2005, the Company adopted a new Israeli share option and restricted share plan and a new international share option and restricted share plan (the “2005 Share Option Plans”), which superseded and replaced the Prior Plans and provide the Company with the ability to grant restricted shares in addition to options under various tax regimes.

Under the 2005 Share Option Plans, options, restricted shares and other share-based awards may be granted to employees, directors, office holders, service providers, consultants and any other person or entity whose services shall be determined by the Company’s Board of Directors to be valuable to the Company and/or its affiliated companies. The exercise price of the options granted under the 2005 Share Option Plans is to be determined by the directors at the time of grant. The options granted expire no later than ten years from the date of grant. The 2005 Share Option Plans expire in 2015. Any options or restricted shares that are canceled or forfeited before expiration become available for future grants. The schedule and terms of vesting of options and restricted shares are determined by the Company’s Board of Directors.

Any options that remained available for grant under any of the Company’s Prior Plans are available for subsequent grant under the 2005 Share Option Plans. In addition, if any outstanding award under the Company’s Prior Plans should for any reason expire, be canceled or be forfeited without having been exercised in full, the shares subject to the unexercised, canceled or terminated portion of such award shall become available for subsequent grant under the 2005 Share Option Plans.

In February 2010, at the Company’s 2010 annual shareholders meeting, the Company’s shareholders approved authorizing the Company’s audit committee and board of directors to grant, on an annual basis, up to 20,000 restricted shares to each director of the Company. The actual terms of the grants, including the vesting schedule and related terms, shall be as determined by the Company’s Board of Directors as long as the annual grant per each director does not exceed such 20,000 restricted shares.

As of December 31, 2012, an aggregate of 373,784 Ordinary Shares of the Company were available for future grant under the 2005 Share Option Plans.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (CONT.)

b.	During the year ended December 31, 2010, the Company granted to its employees and directors an aggregate of 229,582 restricted share units. Of the restricted share units that were granted, 83,000 shares were released in 2010 and 146,582 shares are released ratably on an annual basis over a three-year release period, starting from the date of grant. Release of the restrictions from some of the restricted share units is subject to acceleration upon the occurrence of certain events such as a merger or acquisition. The Company has accounted for this award in accordance with ASC 718-10. The total grant date fair value of $165, reflecting the quoted market price of the Company’s Ordinary Shares as of the date of grant over the purchase price of $0, is recorded as compensation expense ratably over the release period of the restricted share units. Compensation expense of approximately $51, $20 and $20 was recognized during the years ended December 31, 2010, 2011 and 2012, respectively, in respect of these grants.

d.	During the year ended December 31, 2011, the Company granted to its directors an aggregate of 75,000 restricted share units, which were released from restriction during 2011. The Company has accounted for this award in accordance with ASC 718-10. The total grant date fair value of $83, reflecting the quoted market price of the Company’s Ordinary Shares as of the date of grant over the purchase price of $0, was recorded as compensation expense ratably over the release period of the restricted shares units. Compensation expense of approximately $83 was recognized during the year ended December 31, 2011 in respect of this grant.

e.	No restricted share units or options were granted during the year ended December 31, 2012.

f.	The following is a summary of the Company’s stock option activity under the 2005 Plans during the year ended December 31, 2012,, as well as related information:

	Year ended December 31, 2012
	Number of options	Weighted average remaining contractual term (years)	Aggregate intrinsic value	Weighted average exercise price
Outstanding - beginning of the year	200			$10.30
Expired	(200)			$10.30
Outstanding - end of the year	—	—	—	$—

Vested and exercisable	—	—	—	$—

No options were exercised in any of 2010, 2011 and 2012. No compensation expense related to options was recognized during the years ended December 31, 2010, 2011 and 2012.

g.	A summary of the status of the Company’s restricted share units as of December 31, 2012, and changes during the year ended December 31, 2012, is presented below:

Restricted shares units	Shares	Weighted average grant- date fair value
Restricted at January 1, 2012	49,305	$0.72
Granted	—	$—
Vested	(22,986)	$0.72
Forfeited	(3,333)	$0.70

Restricted at December 31, 2012	22,986	$0.72

As of December 31, 2012, there was $2 of total unrecognized compensation cost related to restricted share units compensation arrangements granted under the 2005 Plans. That cost is expected to be recognized in the first quarter of 2013. The total fair value of restricted share units released from restriction during the year ended December 31, 2012 was $17.

The weighted average grant date fair value of restricted share units granted during 2010 and 2011 was $0.72 and $1.10, respectively. No restricted shares units were granted during 2012.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (CONT.)

h.	Options and shares issued to consultants:

As of December 31, 2012, there were no outstanding options or restricted share units that had been issued to consultants.

Warrants:

The Company’s outstanding warrants that had been issued to investors and consultants were as follows as of December 31, 2012:

Issuance date	Warrants to Purchase Ordinary Shares	Exercise price per share	Warrants exercisable	Exercisable through
April 1998	578	$1.25	578	No expiration date
July 2012 (1)	60,000	0.80	60,000	July 12, 2015

(1)	In connection with a July 2012 agreement with the convertible debt holder LibertyView Special Opportunities Fund, L.P, (see Note 10) the Company granted LibertyView warrants to purchase 60,000 Ordinary Shares of the Company at an exercise price of $0.80 per share, which may be exercised in whole or in part no later than July 12, 2015.

This transaction was accounted for according to ASC 470-20. The fair value of these warrants was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 2.15%, a volatility factor of 71%, dividend yield of 0% and expected term of three years. The fair value of these warrants of $21 is amortized during the term of the convertible note, which expires in August 2013.

During 2012, the Company recorded compensation expense of approximately $10 in respect of these warrants, which is included in financial expenses.

As of December 31, 2012 all of the above warrants are outstanding.

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

NOTE 14:- TAXES ON INCOME

The Company and its subsidiaries file federal and state income tax returns in the U.S. and Israel. ViryaNet Ltd. may be subject to examination by the Israel tax authorities for fiscal years 2008 through 2012. ViryaNet Inc.’s (the U.S. subsidiary) tax returns through 2009 were audited by the U.S. Internal Revenue Service (the “IRS”) which resulted in no incremental tax liability. ViryaNet Inc. may be subject to examination by the IRS for fiscal years 2010 through 2012. ViryaNet Australia and ViryaNet Europe were disposed of during 2011 (see Note 3).

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

The Company’s entitlement to the above benefits was conditioned upon the Company’s fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the letters of approval for the Company’s specific investments in “Approved Enterprises.” In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits (if any), in whole or in part, including interest and adjustments in accordance with changes to the Israeli Consumer Price Index (the “CPI”).

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

On April 1, 2005, an amendment to the Investment Law came into effect (the “2005 Amendment”), which significantly changed the provisions of the Investment Law. The 2005 Amendment limits the scope of enterprises which may be approved by the Israeli Investment Center of the Ministry of Industry and Commerce (the “Investment Center”) by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income be derived from export. Additionally, the 2005 Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies that choose the “alternative benefits” track no longer require Investment Center approval in order to qualify for tax benefits. However, the 2005 Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval.

The “Approved Enterprise” status granted to two of the Company’s investment programs— in February 1989 and March 1995, respectively— expired in previous years, and the tax benefits period for the Company’s April 1998 Approved Enterprise program expired in April 2012

As of December 31, 2012, the Company is not entitled to any future benefits under any of these investment programs or any other investment programs.

Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an “industrial company” under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, and the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction over eight years for tax purposes.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (CONT.)

Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. If earnings are distributed in Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. The Company’s management has determined that it will not distribute any amounts of its undistributed income as a dividend. The Company intends to reinvest the amount of such income. Accordingly, no deferred income taxes have been provided.

Net operating losses carryforward:

ViryaNet Ltd. has accumulated losses for income tax purposes in an amount of approximately $34,768 as of December 31, 2012, which may be carried forward and offset against taxable income and capital gain in the future for an indefinite period.

As of December 31, 2012, the Company’s U.S. subsidiary had a U.S. federal net operating loss carryforward for income tax purposes in an amount of approximately $61,841, which can be carried forward and offset against taxable income for 20 years, expiring between 2017 and 2032.

ViryaNet Europe and ViryaNet Australia were disposed of in 2011 and there are therefore no accumulated losses carried forward related to these subsidiaries (see Note 3).

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Under ASC 740 (“Income Taxes”), deferred tax assets, net are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences, unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Significant components of the Company’s deferred tax assets and deferred tax liabilities as of December 31, 2011 and 2012 are as follows:

	December 31,
	2011	2012
Deferred tax assets:
U.S. net operating loss carryforward	$23,355	$23,067
Israeli net operating loss carryforward	8,294	8,692
Other reserve and allowances	814	479

Total deferred tax assets	32,463	32,238
Valuation allowance	(32,463)	(32,238)

Net deferred tax assets	$—	$—

As of December 31, 2012, the Company and its subsidiaries have provided a full valuation allowance in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, due to the history of the Company’s operating losses, which raises uncertainty concerning the Company’s ability to realize these deferred tax assets in the future. Management believes that it is more likely than not that the deferred tax assets relating to the loss carryforward will not be realized in the foreseeable future and has therefore established a valuation allowance for the full amount of the tax benefits.

Deferred tax asset and valuation allowance in the U.S. decreased in 2012 by $288, principally due to expiration of carryforward net operating losses. In addition, deferred tax assets and corresponding valuation allowance in Israel decreased by $398 in 2012, due principally to changes in exchange rates between the Israeli Shekel and the US Dollar.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (CONT.)

Uncertain tax positions:

As of December 31, 2011 and 2012, the Company maintained one uncertain tax position accrual, in an amount of $40 and $30, respectively.

The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. The final tax outcome of its tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net income in the period in which such determination is made.

Net income (loss) for the years ended December 31, 2010, 2011 and 2012 is calculated after considering the impact of taxes as follows:

	Year ended December 31,
	2010	2011	2012
Income (loss) from continuing operations before taxes
Domestic	$82	$(424)	$195
Foreign	706	228	743

Total	$788	$(196)	$938

Taxes on income
Domestic	$—	$—	$—
Foreign	69	9	27

Total	$69	$9	$27

Income (loss) from continuing operations after taxes
Domestic	$82	$(424)	$195
Foreign	637	219	716

Total	$719	$(205)	$911

Income (loss) from discontinued operations
Domestic	$—	$—	$—
Foreign	(50)	(14)	—

Total	$(50)	$(14)	$—

Net income (loss)
Domestic	$82	$(424)	$195
Foreign	587	205	716

Total	$669	$(219)	$911

Reconciliation of theoretical tax expense (benefit) attributable to continuing operations to actual tax expense (benefit):

In 2010, 2011 and 2012, the main reconciling items of the statutory tax rate applicable to the Company (25% in 2010, 24% in 2011 and 25% in 2012) and the effective tax rate for the Company (8.76% in 2010, (4.59%) in 2011 and 3% in 2012) are tax loss carryforwards and other deferred tax assets, for which a full valuation allowance was provided.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographical areas:

The Company adopted ASC 280 (Segment Reporting). The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has only one operating segment. The Company’s total revenues are attributable to geographic areas based on the location of the Company’s end customers.

The following table presents total revenues for the years ended December 31, 2010, 2011 and 2012 and long-lived assets as of December 31, 2010, 2011 and 2012:

	2010		2011		2012
	Total revenues	Long- lived assets	Total revenues	Long- lived assets	Total revenues	Long- lived assets
North America	$8,742	$13	$8,694	$34	$9,023	$37
Europe and the Middle East	802	87	714	59	969	33
Asia Pacific	765	6	263	—	291	—
South America	—	—	—	—	430	—

	$10,309	$106	$9,671	$93	$10,713	$70

b.	Revenues attributable to major customers:

One customer accounted for approximately 11% of the Company’s total revenues in 2012 and another customer accounted for approximately 11% of the Company’s total revenues in 2010. There were no customers who accounted for 10% or more of the Company’s revenues in 2011.

NOTE 16:- FINANCIAL EXPENSES, NET

The Company’s financial expenses, net during the years ended December 31, 2010, 2011 and 2012 were derived and comprised as presented below:

	Year ended December 31,
	2010	2011	2012
Income:
Foreign currency translation adjustments	—	109	—
Other income	12	15	—

Total income	12	124	—

Expenses:
Interest and bank charges	174	253	154
Foreign currency translation adjustments	80	—	42

Total expenses	254	253	196

Financial expenses, net	$242	$129	$196

NOTE 17:- RELATED PARTY TRANSACTIONS

a)	In June 1999, the Company’s Board of Directors approved the issuance of 3,478 Series C-2 Preferred shares to the Company’s Chairman for a purchase price of $100, which the Chairman paid based on a loan provided to him by the Company. The loan was approved by the Company’s shareholders in June 2000 and bears annual interest at the rate of 6.5%. Repayment of the loan is due when the Chairman sells or otherwise disposes of the shares that were purchased with the proceeds of the loan. In addition, the Company, at its sole discretion, may call for immediate repayment of the loan and the interest thereon in the event that (i) the Chairman becomes bankrupt or files a motion for bankruptcy, or (ii) the Chairman ceases to remain in the employment of the Company for any reason.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- RELATED PARTY TRANSACTIONS (CONT.)

b)	On June 30, 2011, the Company entered into a share purchase agreement with Jerusalem Technology Investments Ltd (the “Investor”), a company with which two of the Company’s directors—Samuel HaCohen and Vladimir Morgenstern— and one of the Company’s major shareholders (Jerusalem High-tech Founders, Ltd.) are affiliated. Pursuant to the agreement, the Investor committed to invest in the Company an amount of $250 within 31 days from the date of the agreement, as consideration for the issuance to the Investor of 250,000 of the Company’s Ordinary Shares at a price of $1.00 per Ordinary Share. 50,000 of those Ordinary Shares were issued on June 30, 2011, upon a payment of $50 by the Investor. In February 2012, the Investor invested an additional $75 portion of its total commitment under the agreement. This equity financing constituted an extraordinary transaction in which two of the Company’s directors possessed a personal interest and was therefore approved by the Company’s audit committee and Board of Directors in accordance with the requirements of the Companies Law.

c)	On December 31, 2011, the Company completed the sale of 100% of the common stock of ViryaNet Australia, to Hosking Family Trust, owned by the former general manager of ViryaNet Australia, Mark Hosking (“Buyer”), for consideration of $340. The consideration is to be paid as follows: $100 was due on January 2, 2012 and the balance of $240 is to be paid over a period of four years in equal quarterly installments starting March 31, 2012, and bears interest at a fixed annual rate of 3.5%, paid quarterly. The repayment of the balance is secured through a personal guarantee provided by the Buyer (see also Note 3). This transaction constituted an extraordinary transaction with the Buyer, who may have been deemed an affiliate of the Company at the time and who possessed a personal interest, and was therefore approved by the Company’s audit committee and Board of Directors in accordance with the requirements of the Companies Law.

d)	On December 17, 2012 the Company and the Investor (see Note 17b) reached an agreement according to which the parties terminated the share purchase agreement by mutual consent such that no further investment will be made under the share purchase agreement by the Investor, and both the Company and the Investor released each other from any claims related to the share purchase agreement. In lieu of the additional amount of $125 that was not invested by the Investor, Samuel HaCohen, the Company’s chairman and an affiliate of the Investor, signed a personal guarantee in favor of two banks, Bank Otsar Ha-Hayal and Bank Leumi, in order to enable the Company to secure loans from those banks (see Note 9). No further consideration was provided to the Investor and/or Samuel HaCohen in connection with the personal guarantee. This agreement constituted an extraordinary transaction with a deemed affiliate of the Company who possessed a personal interest and was therefore approved by the Company’s audit committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.

NOTE 18:- SUBSEQUENT EVENTS

In January and February 2013 the Company granted to its employees and directors 190,000 restricted share units. Of the restricted share units that were granted, 116,666 shares were released from restriction and 73,334 shares will be released over a fifteen month release period, starting from the date of grant. Release of the restrictions on the restricted share units is subject to acceleration upon the occurrence of certain events such as a merger or acquisition.

On January 13, 2013 the Company received a loan of NIS 500,000 from Bank Otsar Ha-Hayal, which was the second installment of a loan of NIS 1,000,000 approved by the State Guaranteed Medium Business Assistance Fund (see Note 9). The repayment of the loan is secured by a restriction on the Company’s access to an additional amount of NIS 145,000 from the loan proceeds, and by a personal guarantee of Samuel HaCohen, the Company’s Chairman of the Board of Directors.

The loan bears annual interest at the Israeli prime rate, plus 3.5% (equal to 6.75% as of the time of loan disbursement), and the principal and interest are payable in 60 equal monthly payments of NIS 9,842 each (which includes the interest as well), beginning on February 14, 2013.

On January 20, 2013 Bank Hapoalim agreed to perpetually cancel the covenants that had applied to the Company’s credit facilities with the Bank (see Note 7), and starting from the first quarter of 2013, the covenants are no longer in effect. In connection with the cancellation of these covenants the Company paid fees of $5 to the Bank.