Form 20-F/A
period 2012-12-31
VIRYANET LTD
filed 2013-05-23
CIK 1119744

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

This Amendment No. 1, or the Amendment, to the Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 29, 2013 with the Securities and Exchange Commission, or the Report, is being filed by ViryaNet Ltd., or the Company, to amend the Report for the sole purpose of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of the Securities and Exchange Commission’s Regulation S-T. In accordance with the applicable grace period, the Interactive Data File disclosure in Exhibit 101 is being furnished within 30 days after the due date for the Report.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Report, or reflect any events that have occurred after the Report was originally filed.

Item 19.	Exhibits

Exhibit Number	Description of Document	Location of Document

1.1	Memorandum of Association of the Company (English translation) dated March 8, 1988	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1, SEC File No. 333-42158, and incorporated herein by reference.

1.2	Amended Articles of Association of the Company	Filed as Exhibit 4(a)(26) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.1	Letter dated December 22, 2005 between the Company and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)(23) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.2	Letter dated August 29, 2007, between the Company and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)(26) to the Company’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.

4.3	Purchase Agreement, and Amended and Restated Notes dated August 5, 2005 by and between the Company and LibertyView Special Opportunities Fund LP, and exhibits thereto	Filed as Exhibit 4(a)(21) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.4	Equity and Convertible Note Financing Agreements dated December 19, 2007 by and among the Company and the investors identified in such agreements, and exhibits thereto	Filed as Exhibit 4(a)(27) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.5	A new Lease agreement reducing the current Company premises leased in Jerusalem, Israel, to an area of approximately 7,600 square feet of office space, dated February 25, 2002 (as summarized and translated into English).	Filed as Exhibit 4(a) to the Company’s annual report on Form 20-F for the year ending December 31, 2001 and incorporated herein by reference.

4.6	Lease for approximately 6,000 square feet of office space in Jerusalem, Israel	Filed as Exhibit 4.12.3 to the Company’s annual report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

4.7	Lease for approximately 13,807 square feet in Southborough, Massachusetts.	Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

4.8	Second Amendment and Extension of Lease for approximately 10,000 square feet of office space in Southborough, Massachusetts	Filed as Exhibit 4(a)(29) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.9	Form of Indemnification Agreement entered into with directors and officers of the Company.	Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

4.11	The Company’s 2005 International Share Option and Restricted Share Plan. and Isareli Share Option and Restricted Share Plan	Filed as Exhibit 4(c)(8) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.12	Lease for approximately 10,372 square feet in Westborough, Massachusetts	Filed as Exhibit 4.12 to the Company’s annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

4.13	Share Purchase Agreement dated as of June 30, 2011, by and Between the Company and Jerusalem Technology Investments Ltd.	Filed as Exhibit 4.12 to the Company’s annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

4.14	Loan agreement with Bank Hapoalim dated December 18, 2011	Filed as Exhibit 4.14 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.15	Loan agreements with Bank Otsar Ha-Hayal dated July 6, 2011 and September 6, 2011	Filed as Exhibit 4.15 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.16	Agreement with LibertyView Opportunities Fund Dated July 18, 2012	Filed with the original filing of the Report.

4.17	Letter dated January 20, 2013 between the Company and Bank Hapoalim regarding cancellation of covenants	Filed with the original filing of the Report

12.1	Certification of Chief Executive Officer (serving as co-principal executive officer) pursuant to Rule 13a-14(a)/ Rule 15d-14(a) under the Exchange Act	Filed with the original filing of the Report

12.2	Certification of Executive Chairman (serving as co-principal executive officer) pursuant to Rule 13a-14(a)/ Rule 15d-14(a) under the Exchange Act	Filed with the original filing of the Report

12.3	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act	Filed with the original filing of the Report

13	Certification of Chief Executive Officer, Executive Chairman and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350	Filed with the original filing of the Report

15.1	Consent of Yehezkel CPA LLC	Filed with the original filing of the Report

Exhibit Number	Description of Document	Location of Document

15.2	Consent of Arik Eshel, CPA & Assoc., PC	Filed with the original filing of the Report

15.3	Consent of Nexia ASR, for the audit of ViryaNet Pty Ltd.	Filed with the original filing of the Report

15.4	Letter dated April 26, 2013 of Arik Eshel, CPA & Assoc., PC, independent registered public accounting firm, required to be filed under Item 16F(a) of this annual report.	Filed with the original filing of the Report

101	The following financial information from ViryaNet Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2011 and 2012; (ii) Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2010, 2011 and 2012; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.**	Furnished herewith.

**	Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

VIRYANET LTD.

By:	/s/ MEMY ISH-SHALOM
Memy Ish-Shalom
President and Chief Executive Officer

Date: May 23, 2013