Form 20-F
period 2013-12-31
VIRYANET LTD
filed 2014-07-03
CIK 1119744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

As of December 31, 2013, the Registrant had 4,105,927 shares outstanding, comprised of 3,779,130 Ordinary Shares and 326,797 Preferred A Shares.

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

We have derived the selected consolidated statements of operations data below for the years ended December 31, 2013, 2012 and 2011, and the selected consolidated balance sheet data as of December 31, 2013 and 2012, from our audited consolidated financial statements that are included elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. We derived the consolidated statements of operations data for the years ended December 31, 2010 and 2009 and the selected consolidated balance sheet data as of December 31, 2011, 2010 and 2009 from audited consolidated financial statements that are not included in this annual report.

Summary Consolidated Financial Information

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2013	2012	2011	2010	2009
Statement of Operations Data(1):
Revenues:
Software licenses	$1,679	$1,154	$1,549	$1,574	$1,453
Maintenance and services	9,935	9,559	8,122	8,735	8,298

Total revenues	11,614	10,713	9,671	10,309	9,751
Cost of revenues:
Software licenses	79	122	56	68	62
Maintenance and services	3,879	4,101	3,513	3,873	3,591

Total cost of revenues	3,958	4,223	3,569	3,941	3,653
Gross profit	7,656	6,490	6,102	6,368	6,098
Operating expenses:
Research and development, net	1,586	1,100	1,614	1,010	1,029
Sales and marketing	2,747	2,650	2,847	2,782	2,546
General and administrative	1,729	1,606	1,708	1,551	1,648

Total operating expenses	6,062	5,356	6,169	5,343	5,223
Income (loss) from continuing operations	1594	1,134	(67)	1,025	875
Other income (expense):
Financial expenses, net	(289)	(196)	(129)	(237)	(155)
Gain on forgiveness of debt	210	—	—	—	—

Total other expense, net	(79)	(196)	(129)	(237)	(155)
Income (loss) from continuing operations before taxes on income	1,515	938	(196)	788	720
Taxes on income	32	27	9	69	47

Net income (loss) from continuing operations	$1,483	911	(205)	719	673
Income (loss) from discontinued operations	—	—	(14)	(50)	(177)

Net income (loss)	$1,483	$911	$(219)	$669	$496

Basic net income (loss) per share	$0.36	$0.23	$(0.06)	$0.19	$0.16
Weighted average number of shares used in computing basic net income (loss) per Ordinary Share	4,064,298	3,896,018	3,671,547	3,467,302	3,176,831
Diluted net income (loss) per share	$0.33	$0.21	$(0.06)	$0.17	$0.14
Weighted average number of shares used in computing basic and diluted net loss per Ordinary Share	4,460,435	4,279,961	3,671,547	3,884,201	3,540,467

	As of December 31,
	2013	2012	2011	2010	2009
Balance Sheet Data:
Cash and cash equivalents	$921	$335	$104	$97	$156
Working capital (deficit)	(2,736)	(4,318)	(4,528)	(5,635)	(5,611)
Total assets	10,735	9,190	9,211	9,760	9,241
Long-term bank loans, including current maturities	652	1,143	1,499	1,089	1,289
Long-term convertible debt	—	—	502	—	530
Shareholders’ equity (deficit)	2,941	1,302	270	357	(606)

(1)	We have reclassified our historical results of operations in 2009 and 2010 to remove the operations of two entities of which we disposed during 2011— ViryaNet Pty in Australia and ViryaNet Europe in the U.K.— from our revenues and expenses, collapsing the net income or loss from these operations into a single line within discontinued operations. All of the operations data in this annual report, including data that appears in Item 3 “Key Information - Risk Factors”, and Item 5 “Operating and Financial Review and Prospects”, reflects this reclassification.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should carefully consider the risks described below and in the documents we have incorporated by reference in this annual report before making an investment decision. The risks described below and in the documents we have incorporated by reference in this annual report are not the only ones facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Ordinary Shares could decline due to any of these risks, and you may lose all or part of your investment. As described elsewhere herein, we have entered into a share purchase agreement under which we have agreed to be acquired by Verisae, Inc. The risks related to this transaction (and our potential failure to consummate the transaction) are described in the proxy statement for the extraordinary general meeting of shareholders at which the transaction will be subject to approval by our shareholders, which is attached to our Report of Foreign Private Issuer on Form 6-K, which we furnished to the SEC on July 1, 2014. We urge you to review the “Risk Factors” described therein, which are incorporated by reference in this “Risk Factors” section of Item 3 of this annual report.

Risks Related to our Business and Financing Needs

We incurred net losses since the founding of the Company through 2008 and in 2011 and have a significant accumulated deficit and may incur losses again in the future.

Although we had net income of $1.5 million in 2013, $0.9 million in 2012, $0.7 million in 2010 and $0.5 million in 2009, we had incurred a substantial net losses prior to 2009 and again incurred a net loss in 2011, and may not maintain our profitability in 2014 or in future years. As of December 31, 2013, we had an accumulated deficit of approximately $118.3 million. In order to achieve and maintain profitability we will need to increase our revenues while containing or reducing our costs. However, a substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. While our revenues in 2008 were $10.6 million, we incurred net losses of $2.1 million during that year. While we achieved profitability in 2009 and 2010, our revenues in those years decreased to $9.8 million and $10.3 million, respectively, compared to 2008. Furthermore, our revenues in 2011 further decreased to $9.7 million compared to 2010, and we incurred a loss of $0.2 million, after two consecutive profitable years. We cannot assure you that we can continue the increase in our revenues that we experienced in 2012 and 2013, or, even if we are able to increase our revenues, that we will be able to maintain our profitability on a consistent basis.

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

Our revenues, gross profits and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. The following events or factors may cause fluctuations in our operating results and/or cause our share price to decline:

•	changes in global economic conditions in general, and conditions in our industry and target markets in particular;

•	changes in demand or timing of orders, especially large orders, for our products and services;

•	the length and unpredictability of our sales cycle;

•	timing of product releases;

•	the dollar value of, and the timing of, our contracts;

•	delays in completion of implementation projects with customers;

•	the mix of revenue generated by software licenses and professional services;

•	price and product competition;

•	changes in selling and marketing expenses, as well as other operating expenses;

•	technological changes;

•	our ability to expand our workforce with qualified personnel, as may be needed;

•	reductions in the level of our cash balances and our ability to raise cash;

•	consolidation of our customers;

•	fluctuations in the economic factors impacting the Israeli prime interest rate (which is the benchmark rates used to determine the interest expenses incurred by us on our bank borrowings under our bank arrangements);

•	the geographic composition of our revenues;

•	integration and assimilation of management, employees and product lines of acquired companies;

•	effectiveness of our customer support, whether provided by our resellers or directly by us; and

•	foreign currency exchange rate fluctuations, primarily the US dollar against the Israeli shekel.

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

Our ability to meet our payment obligations under our debt liabilities, will depend on whether we can successfully implement our strategy, as well as on financial, competitive, and other factors, including some factors that are beyond our control. If we are unable to generate sufficient cash from operations to meet principal and interest payments on our debt or to repay our debt obligations in full at their maturity dates, we may have to refinance all or part of our indebtedness. Our ability to refinance our indebtedness, will depend upon, among other things: our financial condition at the time; restrictions in agreements governing our debt; and, other factors, including market conditions.

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

During each of the six years in the period ended December 31, 2013, we had positive cash flow from operations. However, prior to 2008, we had negative cash flow from operations for each of the several preceding years. Over the past five years, we have raised only approximately $0.1 million in equity financings. However, we expect that we may need additional financing to fund our business operations. Any additional financing that is structured as a secured debt financing may require the consent of our main current creditors, Bank Hapoalim and Bank Otsar Ha-Hayal. Our ability to raise additional financing from third parties may be impacted by the limited liquidity of our Ordinary Shares in the OTCQB marketplace of OTC Markets Group. We cannot assure you that additional financing will be available on terms favorable to us, or at all. In the event that the market price of our Ordinary Shares does not appreciate, or if it declines, we may not be able to consummate a private equity financing transaction to raise additional capital. If adequate funds are not available or are not available on acceptable terms, our ability to fund our day to day operations, expand our research and development, and marketing and sales, efforts, pursue potential acquisitions, take advantage of unanticipated opportunities, develop or enhance our website content, features, services, or otherwise respond to competitive pressures would be severely constrained. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders will be reduced, and any newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We will need sufficient funds to re-pay our loans from Bank Otsar Ha-Hayal and our potential draws on our line of credit from Mercantile Discount Bank, all of which may be subject to immediate repayment if we do not meet our repayment schedule or meet specified conditions.

We have received an aggregate of NIS 3.1 million (approximately $0.89 million, based on the dollar-shekel exchange rate reported by the Bank of Israel as of December 31, 2013) of bank financing that is guaranteed by the Israeli government based on an approval from Israel’s State Guaranteed Medium Business Assistance Fund, or the Fund, and with respect to which Samuel HaCohen, the Company’s Chairman of the board of directors, has provided a personal guarantee. The financing was provided to us in four increments (NIS 750,000 in July 2011, NIS 1,350,000 in September 2011, NIS 500,000 in October 2012 and NIS 500,000 in January 2013) by the Fund’s participating bank, Bank Otsar Ha-Hayal. The loans bear interest annually at the Israeli prime rate, plus 3.5%, which is payable on a monthly basis, beginning one month following the receipt of the loans. The principal portions of the NIS 750,000 and the NIS 1,350,000 loans are payable in 49 equal monthly payments of NIS 18,080 and NIS 32,545, respectively (each of which includes interest as well), beginning on August 6, 2012 and September 8, 2012, respectively. The principal portions of each of the NIS 500,000 loans are payable in 60 equal monthly payments of NIS 9,960 and 9,842, respectively (each of which includes interest as well), beginning one month following the receipt of the loans. We are in the process of closing a line of credit of approximately NIS 2.6 million with Mercantile Discount Bank to replace our credit lines with Bank Hapoalim and Bank Leumi. We expect that the credit line will be apportioned as follows, subject to the delivery of final, signed documentation: NIS 1.3 million will serve as revolving credit lines, in the aggregate, consisting of 1.1 million denominated in U.S. dollars and NIS 0.2 million denominated in shekels; NIS 1 million will serve as an additional credit against our invoices; and NIS 0.3 million will serve as a guarantee to our Israeli landlord. The overall line of credit will be secured by (i) a personal guarantee of Samuel HaCohen, our Chairman of the Board of Directors, and a guarantee of Jerusalem Hitech Founders Ltd,; (ii) a restricted deposit of NIS 1.0 million; and (iii) a floating charge on all of our assets, which will replace the existing floating charge in favor of Bank Hapoalim. Our bank covenants, as part of our overall financing arrangement, require that on an annual basis our shareholders’ equity shall be at least the greater of (a) 20% of our total assets, or (b) $2.2 million. In addition, we have agreed to pay Mercantile Discount Bank a fee equal to 150,000 times the amount by which our closing share price exceeds $3.30 per share as of any day within the ten trading days preceding a day chosen by the bank within three years following June 12, 2014, subject to a $150,000 maximum fee. The bank’s right to payment of this fee terminates upon the occurrence of a merger involving, or an acquisition of, our company. For more information, please see “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources—Sources of Cash—Bank Financing”

We may need to obtain funding from third parties to meet the payment obligations under the above-described loan arrangements in a timely manner, and there is no assurance that Bank Otsar Ha-Hayal or Mercantile Discount Bank will grant us an extension of these payment dates (in the case of Mercantile Discount Bank, to the extent that we draw on the credit line) in the future, if requested. There can be no assurance that we will meet our covenants to Mercantile Discount Bank or that Mercantile Discount Bank will waive non-compliance with any such covenants in the event that we do not meet them. Our ability to raise capital via convertible debt or equity financing arrangements with third parties for the re-payment of our bank loans may be impacted by the limited liquidity of our Ordinary Shares on the OTCQB. If we fail to timely effect any repayment of these loans, the relevant bank may demand immediate repayment of the outstanding debts and all interest thereon and would be entitled to exercise any remedies available to it. That would have a material adverse effect on our business. For more information, please see “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources—Sources of Cash—Bank Financing” and “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources—Sources of Cash— Government Guaranteed Bank Financing.”

We substantially reduced the number of our employees several years ago, and, as a result, may be unable to meet certain revenue objectives and sustain profitability.

Several years ago we determined that we had an excess of resources resulting from past acquisitions and took action to reduce our headcount. These actions resulted in a reduction of our headcount from 148 in 2005 to 88 at the end of December 2007. During 2008, we further reduced our headcount to 67 employees. In December 2011, we further reduced our headcount to 60 employees as a result of the sale of our Australian subsidiary, but we increased our headcount since, such that as of March 31, 2014 it consists of 67 employees. Although we believe that we currently have sufficient resources available to meet and support our current obligations in relation to our current staff, we may not be able to maintain this headcount. If we are forced to reduce headcount further, our ability to meet our growth goals, and to sustain and enhance our business and operations, may be adversely impacted.

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

A significant portion of our revenues each year has been derived from large orders from a small number of customers which are not necessarily the same customers each year. In 2010, four customers each accounted for approximately 6% or more of our revenues, and such revenues represented, in the aggregate, 32% of our total revenues. In 2011, two customers each accounted for approximately 6% or more of our revenues, and such revenues represented, in the aggregate, 13% of our total revenues. In 2012, four customers each accounted for approximately 6% or more of our revenues, and such revenues represented, in the aggregate, 32% of our total revenues. In 2013, four customers each accounted for approximately 6% or more of our revenues, and such revenues represented, in the aggregate, 33% of our total revenues. We do not expect that the four customers accounting for 33% of our revenues during 2013 will generate a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We cannot assure you that we will continue to attract such substantial customers that will purchase our products and services in the future. The failure to secure new key customers, when coupled with the loss of key customers from the previous year or a significant reduction in sales to a key customer from the previous year, would cause our revenues to significantly decrease and make it significantly more difficult for us to be profitable.

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

We may be adversely impacted if are unable to adjust our revenue model in response to a market trend that involves decreased initial investments by customers in products such as ours and shift to cloud-based software-as-a-service.

One trend that our target markets are undergoing is a decrease in the average size of initial investments by customers in mobile solutions for workforces. In some of our markets this trend may take longer than in others. The pattern of smaller initial deal size coincides with the expected shift from traditional on-premises deployment of our products to the cloud-based software-as-a-service, or SaaS, model. This shift has been occurring faster than we expected. Although this shift has long-term benefits in the form of a more stable future revenue stream for us, the tendency of customers to shift to the SaaS model in order to lower up-front investment does impact our short term growth rate. SaaS, combined with general macro-economic concerns, has moderated buyers’ tolerance for risk versus price, thereby encouraging a smaller initial deployment size than we have seen in the past.

Further, as customers become more acquainted with cloud-based SaaS, there is a greater expectation for low initial financial investment. In order to remain competitive and satisfy low initial customer outlay, it may require us to provide a low-cost implementation which could impact our revenues.

During the past few years, we have experienced fluctuation in the mix of our revenues from software licenses and services. If either or both of these trends continue, it may adversely affect our gross margins and profitability.

Our revenues from the sale of software licenses have been variable over the past three years, decreasing from approximately $1.55 million in 2011 to $1.15 million in 2012, and then increasing to approximately $1.7 million in 2013. Our revenues from services increased during this same three year period, from approximately $8.1 million in 2011 to approximately $9.6 million in 2012 and approximately $9.9 million in 2013. Both of these trends have had a direct impact on our gross margins and profitability. Our gross margins from software licenses is substantially higher than our gross margin from services, since our cost of services, which includes expenses of salaries and related benefits of the employees engaged in providing the services, is substantially higher than our cost of software licenses. However, a decline in the volume of services revenues that we generate (regardless of such services’ relative lesser profitability) may in any case have an adverse direct impact on our overall gross margins and profitability if not accompanied by a countervailing increase in the amount of revenue from software licenses. If software license revenues decline, or if services revenues decline and are not accompanied by a countervailing increase in software license revenues, our gross margins and profitability may be adversely affected.

If we fail to improve our margins on services revenues in the future, our results of operations could suffer.

Our margins on services revenues have been fairly consistent in the two years period prior to 2013. In both 2012 and 2011, our margins on services revenues were 57%, whereas in 2013 our margins increased to 66%. In order to maintain or continue to improve our margins on services revenues, we will need to maintain or increase the efficiency and utilization of our services personnel, consistently control our costs, and increase the volume of our services revenues. There is no assurance that we will be able to maintain or improve our services margins, or that they will not decline in the future.

Our ability to maintain or increase our revenues may depend on our ability to make sales through third parties.

We are dependent, in part, upon resellers and channel partners to generate a substantial portion of our revenues. We expect this dependence to continue and potentially increase due to our limited internal sales and marketing resources in existing markets and due to our desire to penetrate new vertical markets for our products in North America and expand into new geographic markets for our products outside of North America. As a result of the limited resources and capacities of many resellers and channel partners, even if we manage to maintain and expand our relationship with such resellers and channel partners, we may be unable to attain sufficient focus and resources from them so as to meet all of our customers’ needs. If anticipated orders from these resellers and channel partners fail to materialize, or if our current business agreements with them are terminated, our business, operating results and financial condition will be materially adversely affected.

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

Our software products are complex and contain undetected defects, particularly when first introduced or when new versions or enhancements are released. Testing of our products is particularly challenging because it is difficult to simulate the wide variety of customer environments in several geographic markets into which our products are deployed. Despite testing conducted by us and our customers, we have in the past shipped product releases with some defects, some customers have cited possible defects, and we have otherwise discovered other defects in our products after their commercial shipment. Our products are frequently more critical to our customers’ operations compared to some other software solutions used by such customers, and, as a result, our customers may have a greater sensitivity to product defects relating to our products.

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

We market and sell our products and services in North America, Europe, Asia-Pacific and South America. We received 10% of our total revenue in 2011, 16% of our total revenue in 2012 and 17% of our total revenue in 2013 from sales to customers located outside of North America. In addition to our operations in the United States, we have marketing and support facilities and offices in Israel. These operations require, and the expansion of our existing operations and entry into additional international markets will require, significant management attention and financial resources. In addition, since our financial results are reported in dollars, decreases in the rate of exchange of non-dollar currencies in which we make sales relative to the dollar will decrease the dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may materially adversely affect our results of operations. Historically, we have not hedged our foreign currency-denominated account receivables and expense risks.

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

We expect international revenues to increase as a percentage of total revenues (as was the case in 2013 relative to 2012 and 2011), and we believe that we must continue to expand our international sales and professional services activities in order to be successful. Our international sales growth will be limited if we are unable to expand our international sales management and professional services organizations either through a direct presence in local markets or through channel partners. If we fail to manage our geographically dispersed organization, we may fail to execute our business plan, and our revenues may decline.

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

The stock market in general experiences extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our Ordinary Shares. The market price of our Ordinary Shares fluctuated substantially between $0.44 and $2.74 during 2013 and between $0.45 and $1.08 during 2012, and increased overall from $0.58 on December 31, 2012 to $2.73 on December 31, 2013. The market price of our Ordinary Shares increased during the first four months of 2014, to $3.91 on April 30, 2014, decreased during May 2014 to $2.70, increased during June 2014 to $3.12, and may continue to fluctuate substantially due to a variety of factors, including:

•	the limited volume of trading in our Ordinary Shares on the OTCQB;

•	any anticipated or actual fluctuations in our financial condition and operating results;

•	our inability to meet any guidance or forward looking information, if provided;

•	public announcements concerning us or our competitors;

•	the introduction or market acceptance of new service offerings by us or our competitors;

•	changes in security analysts’ financial estimates for us or other companies;

•	changes in generally accepted accounting principles that impact how we calculate our financial results;

•	sales of our Ordinary Shares by existing shareholders;

•	the limited market for our Ordinary Shares;

•	the use of our Ordinary Shares for the acquisition of the outstanding shares or assets of other companies;

•	our need to raise additional capital through private or public debt or equity financings;

•	changes in political conditions in Israel; and

•	the current economic uncertainty in the U.S. and globally.

•	the likelihood that we will consummate the currently anticipated transaction whereby we will be acquired by Verisae, Inc.

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

As of June 23, 2014, we have reserved up to 1,178,000 Ordinary Shares for issuance under our share option plans, under which 36,534 options have been exercised, the restrictions on 807,682 restricted shares have lapsed and the restrictions on 210,000 restricted shares have not lapsed yet as of June 23, 2014. The sale, or availability for sale, of such substantial quantities of our Ordinary Shares may have the effect of further depressing the market price of our stock. In addition, a large number of our Ordinary Shares that were previously subject to resale restrictions are currently eligible or shall soon be eligible for resale into the public market.

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

As of June 23, 2014, our executive officers and directors serving as of such date, and entities affiliated with them, beneficially owned, in the aggregate, approximately 33.5% of our outstanding Ordinary Shares. There are no Ordinary Shares that may be issued upon exercise of options and warrants or vesting of restricted shares that are exercisable, convertible or that have vested, or that will become exercisable, convertible or will vest, within 60 days of June 23, 2014. Such percentage does not take into account restricted Ordinary Shares that have been granted to executive officers and directors, the restrictions related to which will lapse more than 60 days after June 23, 2014. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

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

Our principal research and development facilities are located in Israel. We are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, which varies in degree and intensity, has caused security and economic problems in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing or revived hostilities related to Israel will not have a material adverse effect on us or our business and on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain and although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2013. In November 2012, when Hamas increased the scope and intensity of its rocket attacks against Israeli civilian targets, Israel commenced a military operation in Gaza in an attempt to prevent the rocket attacks and disrupt the capabilities of the militant organization. Direct negotiations between Israel and the Palestinian Authority with the ultimate aim of reaching an official “final status settlement” are currently taking place, but it is by no means clear if, and when, they will be finalized. In addition, Israel faces threats from more distant neighbors, in particular, the Islamic Republic of Iran, an ally of Hezbollah and Hamas.

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

Most of our revenues are in U.S. dollars or are linked to the U.S. dollar, while a portion of our expenses, principally salaries and the related expenses for our Israeli operations, are incurred in shekels. We do not utilize hedging to manage currency risk, and, therefore, are exposed to the risk that the shekel may appreciate relative to the U.S. dollar, or that even if the shekel devaluates in relation to the U.S. dollar, that the rate of inflation in Israel will exceed such rate of devaluation or that the timing of such devaluation will lag behind inflation in Israel. Any of such scenarios would result in increased dollar cost of our operations. While the average representative exchange rate between the U.S. dollar and the NIS decreased during 2013, to NIS 3.6094 per one dollar for 2013, from NIS 3.8559 per one dollar for 2012, reflecting an appreciation of the shekel relative to the dollar over the course of 2013, thereby increasing the dollar-recorded value of our shekel-incurred expenses, in 2012 the trend had been the opposite with the average representative exchange rate between the U.S. dollar and the NIS increasing during 2012, to NIS 3.8559 per one dollar for 2012, from NIS 3.5781 per one dollar for 2011, reflecting a devaluation of the shekel relative to the dollar over the course of 2012. The Israeli consumer price index, which serves as a barometer of Israeli inflation, slightly escalated its rate of increase during 2013, growing at a rate of 1.8% , after growing at the rate of 1.6% in 2012 and in 2.2% in 2011. While these trends caused an adverse impact of shekel-dollar currency exchange rates and Israeli inflation on our results of operations in 2013, this trend could be reversed in future years.

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

Although we believe that we were not a passive foreign investment company in 2013, we cannot assure our shareholders that we will not be treated as a passive foreign investment company in 2014 or in future years. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of the average value of our assets (or possibly the adjusted bases of our assets in particular circumstances), including the pro rata share of the assets of any company in which we are considered to own 25% of the shares by value, in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of our shareholders will be subject to adverse tax consequences, including:

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

Over the past 26 years, we have developed, marketed, and supported field service software applications that have provided companies with solutions that improve the quality and efficiency of complex service business processes. During this period of time, numerous customers around the world have deployed our solutions.

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

Our cash used towards capital expenditures (i.e., for the purchase of property and equipment) has been $24,000, $29,000 and $83,000 for the years ended December 31, 2013, 2012 and 2011, respectively. The significant decrease in capital expenditures during 2012 and 2013 was due to the absence of a more significant number of purchases of computers and software, which had been made and completed in 2010 and 2011. We believe that our capital expenditure program is sufficient to maintain our current level and quality of operations. We review our capital expenditure program periodically and modify it as required to meet current needs. For 2014, we anticipate spending approximately $60,000 towards capital expenditures.

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

Our revenues are derived mainly from the sale of software licenses and from maintenance and services that we provide in support of our software. The following table describes, for the periods indicated, the percentage of revenues represented by each of these categories of revenues in our consolidated statements of operations:

	Year Ended December 31,
	2013	2012	2011
Category of Revenues:
Software licenses	14.5%	10.8%	16.0%
Maintenance and services	85.5%	89.2%	84.0%

Total	100.0%	100.0%	100.0%

The following table breaks down the revenues from our products and services by geographic market, stated as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Region	2013	2012	2011
North America	83.1%	84.3%	90.0%
Europe	8.4	9.0	7.3
Asia Pacific	5.3	2.7	2.7
South America	3.2	4.0	—

Total	100.0%	100.0%	100.0%

Our sales personnel operate through our United States subsidiary and cover North America, Europe, Asia Pacific and South America regions. Our sales and marketing staff consists of professionals in a variety of fields, including marketing and media relations, direct sales, technical sales consultants, product management, and business development. As of December 31, 2013, we employed 16 sales, marketing, product management and business development personnel.

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

Property, Plants and Equipment

We do not own any real property. We lease approximately 6,000 square feet of space in Jerusalem, Israel, used primarily for research and development, with an annual average rent of approximately $145,000. The lease agreement for these premises expires on October 31, 2015.

ViryaNet, Inc., our subsidiary located in Massachusetts, has relocated its facilities in June 2011 to a new location in Westborough, Massachusetts and leases 10,372 square feet of office space, which is utilized primarily for administrative, marketing, sales, service and technical support purposes, with an annual average rent of approximately $189,000. The lease agreement for these premises expires on December 31, 2016.

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

The majority of our revenues are derived from customers in North America, with the balance generated by customers in the European, Asia Pacific and South America regions. The percentage of revenues derived from North America decreased moderately from 84.3% in 2012 to 83.1% in 2013, whereas the percentage of revenues derived from Asia-Pacific increased from 2.7% in 2012 to 5.3% in 2013. Revenues from the European region decreased slightly from 9.0% of total revenues in 2012 to 8.4% of total revenues in 2013. Revenues from South America, which we began selling our software and services to customers in 2012, also decreased slightly from 4% of total revenues in 2012 to 3.2% of total revenues in 2013. Achieving future growth in the percentage of revenues derived from regions outside of North America will depend upon the degree of success of our global partners, principally GE Energy, Vodafone and Amdocs, in closing license sales with new customers. Historically, a significant portion of our revenues has been derived from a small number of relatively large customers and we expect this trend to continue. See, among the above “Risk Factors” in Item 3, “Historically, our revenues have been concentrated in a few large orders and a small number of customers. Our business could be adversely affected if we lose a key customer.”

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

Sales and marketing expenses consist of (i) salaries and commissions for sales and marketing employees and consultants, (ii) office expenses, (iii) travel costs, (iv) printing and distribution expenses, (v) market research expenses, (vi) advertising and promotional expenses, (vii) facilities and other administrative expenses and (viii) amortization of stock-based compensation. For fiscal years prior to 2011 amortization of acquired customer relationship was included in sales and marketing expenses. The cost of customer relationship was established as part of the purchase price allocation related to the acquisitions of Utility Partners, Inc. and e-Wise Solutions, and was amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with ASC 350. The cost of our customer relationship was fully amortized as of December 31, 2010, and no amortization cost was included in the cost of revenues in 2011, 2012 or 2013.

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

Our Reporting Currency

Our reporting currency is the United States dollar. Transactions and balances of subsidiaries whose functional currency is not the dollar have been translated to dollars under the principles described in ASC 830. Under this standard, assets and liabilities have been translated at period-end exchange rates and results of operations have been translated at average exchange rates. The exchange gains and losses arising from these translations were recorded as a separate component of accumulated other comprehensive losses in the shareholders’ equity section of our balance sheet. We disposed of those subsidiaries whose functional currency is not the dollar in 2011 and no exchange gains or losses related to these subsidiaries were recorded in 2012 and 2013.

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

Impact of Currency Fluctuation and Inflation

Since our revenues are generated in United States dollars and currencies other than Israeli shekel, and our financial results are reported in U.S. dollars, but a significant portion of our expenses (mainly personnel costs) is incurred and will continue to be incurred in shekels, our U.S. dollar-denominated results are influenced by the exchange rate between the U.S. dollar and the shekel. We do not utilize hedging transactions to manage currency risk. Therefore, we are exposed to the risk that the shekel may appreciate relative to the U.S. dollar, which would raise the dollar-value of our shekel-incurred costs, or that even if the shekel devaluates in relation to the U.S. dollar, that the rate of inflation in Israel will exceed such rate of devaluation or that the timing of such devaluation will lag behind inflation in Israel, which would also raise the amount of our shekel-incurred costs. This increase in the dollar-recorded cost of our Israeli operations could have a material adverse impact on our operating results and share price. We also do not own any market risk sensitive instruments. However, we may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks.

The average representative exchange rate between the U.S. dollar and the NIS, reflecting an average of buying and selling prices published by banks during the period, as published by the Bank of Israel, declined during 2013, to NIS 3.6094 per one dollar for 2013, from NIS 3.8559 per one dollar for 2012, reflecting an appreciation of the shekel relative to the dollar over the course of 2013. This appreciation had a negative impact on our financial results in 2013, as it increased the dollar-recorded value of our shekel-incurred expenses. See “Operating Results— Comparison of Fiscal Years Ended December 31, 2012 and 2013—Cost of Maintenance and Services” in this Item 5 below. In 2012, the trend had been the opposite, with the average representative exchange rate increasing to NIS 3.8559 per one dollar from NIS 3.5781 per one dollar for 2011, thereby decreasing the dollar-recorded value of our shekel-incurred expenses. The average representative exchange rate was as follows for each of the five most recent fiscal years:

Period	Exchange Rate
January 1, 2009 - December 31, 2009	NIS 3.933/$	1
January 1, 2010 - December 31, 2010	NIS 3.733//$	1
January 1, 2011 - December 31, 2011	NIS 3.578/$	1
January 1, 2012 - December 31, 2012	NIS 3.856/$	1
January 1, 2013 - December 31, 2013	NIS 3.609/$	1

In 2013 the decrease in the exchange rate of the shekel relative to the dollar from NIS 3.733 per one dollar at the start of the year to NIS 3.471 per one dollar at the end of the year was continuous and consistent throughout the year. Since the start of 2014 (through April 30, 2014) the trend had been somewhat reversed and the exchange rate has increased to NIS 3.484 per one dollar as of April 30, 2014.

In 2012, despite the increase in the average representative exchange rate for the year as a whole relative to 2011 (reflecting higher exchange rates during most of 2012), the concluding months of 2012 saw a decrease in the exchange rate between the U.S. dollar and the NIS, such that from the start to the conclusion of 2012, the exchange rate actually decreased, from NIS 3.821 per one dollar at the start of the year to NIS 3.733 per one dollar at the end of the year.

The high and low exchange rates between the U.S. dollar and NIS during the 6 most recent months, as published by the Bank of Israel, have been as follows:

MONTH	HIGH (1 U.S. dollar = NIS)	LOW (1 U.S. dollar = NIS)
January 2014	3.507	3.483
February 2014	3.549	3.496
March 2014	3.504	3.459
April 2014	3.493	3.461
May 2014	3.490	3.447
June 2014	3.476	3.432

In 2013, the rate of Israeli inflation increased slightly to 1.8%, from 1.6% in 2012, while in 2012 the rate of Israeli inflation decreased to 1.6%, from 2.2% in 2011, after having decreased in 2011 as well, from 2.7% in 2010. As described above, reduced Israeli inflation impacts our financial results positively, by reducing the shekel-incurred costs of our Israeli operations. There can be no assurance that the rate of Israeli inflation will continue to remain low, as has been the case the past few years. Any significant increase in the rate of Israeli inflation may have an adverse impact on our dollar-recorded financial results. See the risk factor titled “We may be adversely affected if the NIS appreciates against the dollar or if the rate of devaluation of the NIS against the dollar is exceeded by the rate of inflation in Israel” in Item 3 above.

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

Recently Issued Accounting Standards

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires companies to disclose significant amounts that have been reclassified out of accumulated other comprehensive income. Amounts that are required to be reclassified in their entirety to net income must be disclosed either on the face of the income statement or in the notes to the financial statements. Amounts that are not required to be reclassified in their entirety to net income in the same reporting period must be disclosed by a cross reference to other disclosures that provide additional information regarding such amounts. ASU No. 2013-02 is effective for fiscal years and interim periods beginning after December 15, 2012. The adoption of ASU No. 2013-02 has not had a material impact on our financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which provides explicit guidance on the financial statement presentation of an unrecognized tax benefit. ASU No. 2013-11 requires unrecognized tax benefits to be presented as a reduction to a deferred tax asset, except that, if a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position, then the unrecognized tax benefit should be presented as a liability. ASU No. 2013-11 has become effective for fiscal years and interim periods beginning after December 15, 2013. The adoption of ASU No. 2013-11 has not had a material impact on our financial position or results of operations.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The standard requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also includes a cohesive set of disclosure requirements intended to provide users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a company’s contracts with customers. ASU 2014-09 will be effective beginning the first quarter of the Company’s fiscal year 2017 and early application is not permitted. The standard allows for either “full retrospective” adoption, meaning the standard is applied to all of the periods presented, or “modified retrospective” adoption, meaning the standard is applied only to the most current period presented in the financial statements. We are currently evaluating the effect ASU 2014-09 will have on our Consolidated Financial Statements and disclosures.

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

Arrangements that include services are evaluated to determine if those services are considered essential to the functionality of the other elements of the arrangement, Services that are considered essential consist primarily of significant production, customization or modification of the software product. If services are provided, revenues under the arrangement are recognized using contract accounting in accordance with ASC 605-35-05 (“Construction-Type and Production-Type Contracts,”), using the percentage-of-completion method, based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract. In recognizing revenues based on the percentage-of-completion method, we estimate time to completion with revisions to estimates made in the period in which the basis of such revisions becomes known.

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

We classify revenue as either software license revenue or services revenue. We allocate revenue to each of these items based on the VSOE established for elements in each revenue arrangement and apply the residual method in arrangements in which VSOE was established for all undelivered elements. If we are unable to establish the VSOE for all undelivered elements, we first allocate revenue to any undelivered elements for which the VSOE has been established and then allocate revenue to the undelivered element for which the VSOE has not been established, based on management’s best estimate of the fair value of those undelivered elements, and then applies the residual method to determine the license fee.

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

We do not grant right-of-return to our customers. We generally provide a warranty period of three months at no extra charge. As of December 31, 2013 and 2012, the provision for warranty cost was immaterial.

Allowance for Doubtful Accounts

We evaluate the collectability of accounts receivable based on a combination of factors related to our customers. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial down-grading of credit ratings), we may record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we may recognize reserves for doubtful accounts based on the length of time the receivables are past due and on our historical experience in collecting such receivables. During 2011,2012 and 2013 no reserve for bad debts was required.

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

In September 2011, the Financial Accounting Standards Board, or FASB, issued guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We did not elect to adopt this accounting guidance for our Company’s goodwill impairment test for fiscal years 2011, 2012 and 2013, and continued to use the two-step process as detailed below.

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

The estimated fair value of our company as a reporting unit as of December 31, 2013 was substantially in excess of its enterprise book value. Therefore, no impairment of goodwill was recorded.

Long-lived Assets other than Goodwill

We are required to assess the impairment of long-lived assets (other than goodwill), tangible and intangible, under ASC 360-10 (“Accounting for the Impairment or Disposal of Long-Lived Assets,”) on a periodic basis, when events or changes in circumstances indicate that the carrying value thereof may not be recoverable. Recoverability of property and equipment and other intangible assets is measured by comparing the projected undiscounted net cash flows associated with those assets to their carrying values. If an asset is considered impaired, it is written down to fair value, which is determined based on the asset’s projected discounted cash flows or appraised value depending on the nature of the asset. The determination of the value of such intangible assets requires management to make assumptions regarding estimated future cash flows and other factors to determine the fair value of such assets. If these estimates or the related assumptions change in the future, we could be required to record impairment charges. We have reviewed our long lived assets and determined that the unamortized portion of our long-lived assets, other than goodwill, of approximately $48,000, is not subject to an impairment charge as of year-end 2013. All other intangible assets (excluding goodwill) were fully amortized as of December 31, 2010.

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

We did not grant any stock options during 2011, 2012 or 2013. During 2011 and 2013, we granted restricted shares to employees, directors and consultants and we did not grant any restricted shares during 2012. All restricted shares were granted for no consideration. In accordance with ASC 718-10, restricted shares are measured at their fair value as if they were vested and issued on the grant date; therefore, their fair value was equal to the share price at the date of grant. We recognize compensation expenses for the value of the awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

We selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock options awards and value restricted stock based on the market value of the underlying shares at the date of grant. Since all restricted shares granted to employees in 2011 and 2013 were granted for no consideration, their fair value was equal to the share price at the date of grant.

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

As for other significant accounting policies, see Note 2 to our financial statements.

Operating Results

The following table sets forth statements of operations data for each of the three years in the three-year period ended December 31, 2013 (in thousands):

	Year ended December 31,
	2013	2012	2011
REVENUES:
Software licenses	$1,679	$1,154	$1,549
Maintenance and services	9,935	9,559	8,122

Total revenues	11,614	10,713	9,671

COST OF REVENUES:
Software licenses	79	122	56
Maintenance and services	3,879	4,101	3,513

Total cost of revenues	3,958	4,223	3,569

GROSS PROFIT	7,656	6,490	6,102

OPERATING EXPENSES:
Research and development	1,586	1,100	1,614
Selling and marketing	2,747	2,650	2,847
General and administrative	1,729	1,606	1,708

Total operating expenses	6,062	5,356	6,169

OPERATING INCOME (LOSS)	1,594	1,134	(67)

OTHER INCOME (EXPENSE)
Financial expenses, net	(289)	(196)	(129)
Gain on Forgiveness of debt	210	—	—

TOTAL OTHER EXPENSE, NET	(79)	(196)	(129)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	1,515	938	(196)
TAXES ON INCOME	32	27	9

INCOME (LOSS) FROM CONTINUING OPERATIONS	$1,483	$911	$(205)

DISCONTINUED OPERATIONS:
Loss from discontinued operation net of income tax of $0	—	—	(136)
Gain on disposal of discontinued operations net of income taxes of $0	—	—	122

NET LOSS FROM DISCONTINUED OPERATIONS	—	—	(14)

NET INCOME (LOSS)	$1,483	$911	$(219)

The following table describes, for the periods indicated, the percentage of consolidated statements of operations:

	Year ended December 31,
	2013	2012	2011
REVENUES:
Software licenses	14.5%	10.8%	16.0%
Maintenance and services	85.5	89.2	84.0

Total revenues	100.0	100.0	100.0

COST OF REVENUES:
Software licenses	0.7	1.1	0.6
Maintenance and services	33.4	38.3	36.3

Total cost of revenues	34.1	39.4	36.9

GROSS PROFIT	65.9	60.6	63.1

OPERATING EXPENSES:
Research and development	13.6	10.3	16.7
Selling and marketing	23.7	24.7	29.4
General and administrative	14.9	15.0	17.7

Total operating expenses	52.2	50.0	63.8

OPERATING INCOME (LOSS)	13.7	10.6	(0.7)

OTHER INCOME (EXPENSE)
Financial expenses, net	(2.5)	(1.8)	(1.3)
Gain on Forgiveness of debt	1.8	—	—

TOTAL OTHER EXPENSE, NET	(0.7)	(1.8)	(1.3)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	13.0	8.8	(2.0)
TAXES ON INCOME	0.2	0.3	0.0

INCOME (LOSS) FROM CONTINUING OPERATIONS	12.8	8.5	(2.1)

DISCONTINUED OPERATIONS:
Loss from discontinued operation net of income tax	—	—	(1.4)
Gain on disposal of discontinued operations net of income taxes	—	—	1.3

NET LOSS FROM DISCONTINUED OPERATIONS	—	—	(0.1)

NET INCOME (LOSS)	12.8%	8.5%	(2.2)%

Geographic Distribution

Tabular information concerning the distribution of our revenues according to region, stated as a percentage of our total revenues, for each of the three years in the three year period ended December 31, 2013, is set forth in “Item 4. Information on the Company— Markets” above.

Comparison of Fiscal Years Ended December 31, 2013 and 2012

Revenues

Our total revenues increased by approximately $0.9 million or 8.4%, from $10.7 million in 2012 to $11.6 million in 2013. The increase in revenues was attributable to a growth of $0.5 million in license revenues, from $1.2 million in 2012 to $1.7 million in 2013 and to an increase in revenues from maintenance and services by approximately $0.3 million, from $9.6 million in 2012 to $9.9 million in 2013. From a geographic perspective, our revenues in North America and Asia-Pacific increased in 2013 by $0.6 million and $0.3 million, respectively, compared to 2012, constituting $9.7 and $0.6 million of revenues in 2013, respectively. Our revenues from the European region remained steady from 2012 to 2013, constituting $1.0 million in each such year. In 2012 we began selling our software and services to customers in South America, a new region for ViryaNet, and the revenues from this region accounted for $0.4 million in both 2013 and 2012. From a channels perspective, the contribution of revenues from indirect sales decreased, from 31% of revenues in 2012, to 26% of revenues in 2013, whereas direct sales contribution increased from 69% of revenues in 2012 to

74% of revenues in 2013. Direct sales increased by $1.2 million, while indirect sales decreased by $0.3 million in 2013, in each case, compared to the prior year. The significant increase in direct sales was a result of both repeat sales to existing customers and sales to new customers.

Software License Revenues

As alluded to above, software license revenues increased by $0.5 million in 2013 compared to 2012 resulting from higher average deals volumes.

As a percentage of total revenues, software licenses constituted 14.5% of total revenues in 2013, an increase over 10.8% of revenues in 2012. There were no rate changes in our license fees that had a material impact on our license revenues.

Maintenance and Services Revenues

As alluded to above, our maintenance and services revenues increased by 3.9% in 2013, due mainly to higher number of large implementation projects conducted in North America in 2013 as compared to 2012.

As a percentage of total revenues, maintenance and services constituted 85.5% of total revenues in 2013, which was lower than the 89.2% of total revenues in 2012, due to the increase in license revenues as a percentage of our revenues and in absolute value. There were no rate changes to our maintenance and services fees that had a material impact on our revenues.

Cost of Revenues

Total cost of revenues fell by 6.3%, from $4.2 million in 2012 to $4.0 million in 2013, based on the combined impact of changes in cost of software licenses and cost of maintenance and services, as further explained below.

Cost of Software Licenses

The cost of software license revenues decreased in 2013 by $43,000 compared to 2012, due to lower third party software cost, and as a result, the cost of software license revenues as a percentage of software license revenues decreased from 10.6% in 2012 to 4.7% in 2013.

Cost of Maintenance and Services

The cost of maintenance and services revenues decreased from 2012 to 2013, by 5.4%, or $0.2 million, primarily as a result of our reallocation of personnel to our research and development department in order to accelerate the development of new offerings requested by current and prospective customers, which reduced the cost of our maintenance and services revenues by $0.4 million. This reduction was offset, in part, by a $0.1 million increase in costs resulting from the appreciation of the NIS against the U.S. dollar in 2013 and an increase in the utilization of contractors, which cost an additional $0.1 million. Maintenance and services revenue costs as a percentage of maintenance and services revenues was reduced from 42.9% in 2012 to 39.0% in 2013.

Operating Expenses

Research and Development Expenses

Our net research and development, or R&D, expenses increased by $0.5 million in 2013, from $1.1 million in 2012 to $1.6 million in 2013. The increase in 2013 was due mostly to our reallocation of research and development personnel from services departments, in order to accelerate the development of new offerings requested by current and prospective customers as alluded to above, as well as new hiring in our R&D department. Our net research and development expenses increased as a percentage of revenues, from 10.3% of revenues in 2012 to 13.6% in 2013.

We expect that we will continue to devote a significant portion of our resources to research and development, in order to enhance our existing products, add enhancements to improve the quality and configurability of our software, and develop new features and functionality that will benefit all of our customers.

Sales and Marketing Expenses

Our sales and marketing expenses increased moderately by $0.1 million, from $2.6 million in 2012 to $2.7 million in 2013, constituting 23.7% of revenues in 2013, compared to 24.7% of revenues in 2012. The change was attributable mainly to an increase marketing programs and sales commissions.

General and Administrative Expenses

Our general and administrative expenses were $1.7 million, or 14.9% of revenues, in 2013, compared to $1.6 million, or 15.0% of revenues, in 2012, a moderate increase of $0.1 million due to an increase in severance accruals in Israel in 2013, as compared to 2012.

Financial Expenses, net

Financial expenses, net, increased from $0.2 million in 2012 to $0.3 million in 2013. This increase was primarily attributable to the appreciation of the NIS relative to the U.S. dollar in 2013 (as measured by the decrease in the representative exchange rate from the end of 2012 (NIS 3.733 per one dollar) to the end of 2013 (NIS 3.471 per one dollar)), as compared to the lesser appreciation of the NIS relative to the U.S. dollar in 2012 (as measured by the decrease in the representative exchange rate from the end of 2011 (NIS 3.821 per one dollar) to the end of 2012 (NIS 3.733 per one dollar)),.

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

In 2011, 2012 and 2013, the main reconciling item of the statutory tax rate (24% in 2011, 25% in 2012 and 2013) to the effective tax rate for our company ((4.59%) in 2011, 3% in 2012 and 2.1% in 2013) was tax loss carryforwards and other deferred tax assets for which a full valuation allowance was provided.

As of December 31, 2013, we had net operating loss carry forwards for tax reporting purposes of approximately $61.8 million in the United States which can be carried forward and offset against taxable income for 20 years, expiring between 2018 and 2032, and $36.9 million in Israel which may be carried forward and offset against taxable income and capital gain in the future for an indefinite period. In the United States, the Internal Revenue Code limits the use in any future period of net operating loss carry forwards following a significant change in ownership interests.

As of December 31, 2013, we have provided full valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, due to the history of our operating losses since its founding through 2008 and in 2011, which raises uncertainty concerning our ability to realize these deferred tax assets in the future. We believe that it is more likely than not that the deferred tax assets relating to the loss carryforward will not be realized in the foreseeable future and a valuation allowance has been established for the full amount of the tax benefits.

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

On December 19, 2007, we completed a private placement to a group of new financial investors, to whom we refer as the Lewis Opportunity Fund Group, that involved our issuance of (i) 363,636 Ordinary Shares at a price of $1.65 per Ordinary Share, for aggregate consideration of $600,000, (ii) a non-interest bearing convertible note in an amount of $600,000 with a conversion price of $1.65 per Ordinary Share, and (iv) warrants to purchase an aggregate of 600,000 Ordinary Shares at an exercise price of $2.00 per Ordinary Share. The warrants expired in December 2010.

On March 11, 2014 the convertible note of $600,000 principal amount that was convertible at the holder’s discretion into 363,636 Ordinary Shares at a conversion price of $1.65 per Ordinary Share, was converted into 363,636 Ordinary shares, in accordance with the terms of a related convertible note agreement.

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

Financing from LibertyView

We have also obtained convertible debt financing from LibertyView Special Opportunities Fund, L.P., or LibertyView, in August 2005, for which we had an outstanding face-amount obligation of $480,000 that was due in full in August 2013. The debt bore interest at an annual rate of 7.5%, payable quarterly, and was convertible to Ordinary Shares at the discretion of LibertyView at any time during the term of the loan at a price of $11.025 per Ordinary Share.

On July 18, 2012 we and LibertyView agreed to modify the convertible debt agreement such that the Company would pay $270,000 of the original debt of $480,000 that was due in August 2013, in 12 equal monthly installments starting in July 2012. According to the agreement, the modified amount of $270,000 would not bear interest and LibertyView could convert the balance of the original debt at any time into the Company’s Ordinary Shares at the original conversion price, prior to the last payment in June 2013. Once we were to pay all installments, the remaining outstanding balance of the original debt of $480,000, less any amount converted by LibertyView to Ordinary Shares prior to June 2013, was to be automatically forgiven and was to cease to be outstanding, and the entirety of the original debt was to be considered indefeasibly paid for all intents and purposes. As part of the modified agreement we granted the holder a warrant to purchase 60,000 Ordinary Shares of the Company at an exercise price of $0.80 per share, to which we refer as the Warrant, which the holder is permitted to exercise in whole or in part no later than July 2015.

Because we met all of the payment conditions and LibertyView did not convert any portion of the balance of the original debt to Ordinary Shares prior to payment of the last installment, which occurred in June 2013, the remaining outstanding principal balance of $210,000 was forgiven. Furthermore, in June 2013 we repurchased the Warrant from LibertyView for $6,000.

Bank Financings

Another important source of our cash has been our financing arrangement with Bank Hapoalim, which we initially entered into in 1999.

On September 29, 2008, Bank Hapoalim agreed to convert a $1.6 million short term loan that was due under the financing arrangement on January 2, 2009, into a long-term loan payable in the following increments: $0.1 million on July 2, 2009; an additional $0.1 million on August 15, 2009; and the balance of $1.4 million in 14 quarterly installments of $0.1 million each starting October 2, 2009. Interest on the loan was paid quarterly at a rate of 3 months LIBOR plus 3.25%. In connection with related waivers granted to us by the bank on September 28, 2008 (as described below) and the conversion of the short-term loan to a long-term loan, we paid fees of $30,000 to the bank.

On May 20, 2010, Bank Hapoalim agreed to convert a $0.25 million short term line of credit due under our financing arrangement into a long-term loan payable in ten equal quarterly payments starting September 2, 2010. Interest on the loan was paid quarterly at a rate of 3 months LIBOR plus 4.3%.

On December 18, 2011 Bank Hapoalim agreed to convert a short term credit in the amount of $0.36 million and a long-term loan balance in the amount of $0.1 million to a long-term loan in the total amount of $0.46 million, payable in 11 monthly payments starting February 6, 2013. The interest was payable monthly starting January 6, 2012 at a rate of a one month LIBOR plus 5.7%.

During 2013 we repaid Bank Hapoalim all outstanding long-term loans, and as of December 31, 2013, there were no outstanding loans, other than a short-term bank debt in an outstanding amount of amount of NIS 491 thousands.

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

We are in the process of closing a line of credit of approximately NIS 2.6 million with Mercantile Discount Bank to replace our credit lines with Bank Hapoalim and Bank Leumi. We expect that the credit line will be apportioned as follows, subject to the delivery of final, signed documentation: 1.3 million will serve as revolving credit lines, in the aggregate, consisting of NIS 1.1 million denominated in U.S. dollars and NIS 0.2 million denominated in shekels; NIS 1 million will serve as an additional credit against our invoices; and NIS 0.3 million will serve as a guarantee to our Israeli landlord. The overall line of credit will be secured by: (i) a personal guarantee of Samuel HaCohen, our Chairman of the Board of Directors and a guarantee of Jerusalem Hitech Founders Ltd,; (ii) a restricted deposit of NIS 1.0 million; and (iii) a floating charge on all of our assets, which will replace the existing floating charge in favor of Bank Hapoalim. Our bank covenants, as part of our overall financing arrangement with the bank, require that on an annual basis our shareholders’ equity shall be at least the greater of (a) 20% of our total assets, and (b) $2.2 million. In addition, we have agreed to pay to Mercantile Discount Bank a fee equal to 150,000 times the amount by which our closing share price exceeds $3.30 per share. as of any day within the ten trading days preceding a day chosen by the bank within three years following June 12, 2014, subject to a $150,000 maximum fee. The bank’s right to payment of this fee terminates upon the occurrence of a merger involving, or an acquisition of, our company.

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

As of March 31, 2014, our aggregate outstanding borrowings from Bank Otsar Ha-Hayal under Fund-guaranteed loans were approximately $0.6 million.

For a description of the risks related to our bank financings, please the “Risks Related to our Business and Financing Needs” in the “Risk Factors” section of Item 3 of this annual report.

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

Cash Balances

As of December 31, 2013, we had cash and cash equivalents of $0.92 million, compared to $0.34 million as of December 31, 2012. The increase in our cash and cash equivalents balance in 2013 was due, in summary, to $1.18 million of net cash provided by operating activities, offset, in part, by $0.63 million of net cash used in financing activities.

Operating Activities

In 2013, the net cash provided by operating activities of $1.18 million, reflected primarily our net income of $1.48 million, adjusted to account for changes in operating assets and liabilities, including mainly (i) an increase of $0.8 million in trade receivables, offset by (ii) an increase of $0.4 million in deferred revenue and also adjusted to account for income and expense items not involving cash flows such as $0.2 million of gain from forgiveness of debt.

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

Investing Activities

In 2013 investing activities provided $38,000 of net cash, which resulted from our collection of a long-term receivable. In 2012, investing activities provided $113,000 of net cash, resulting from our collection of a substantial long-term receivable. In 2011, investing activities used $275,000 of net cash, reflecting cash used for our purchase of property and equipment, and furthermore reflecting our being owed a new long-term receivable.

Financing Activities

Financing activities used $0.6 million of net cash in 2013, primarily attributable to $0.8 million of cash used for repayment of long-term loans and convertible debt, offset in part, by new bank loans of $0.1 million.

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

Future Cash Needs

In addition to our need to continue to meet our payment obligations to Bank Otsar Ha-Hayal under the terms of our debt arrangements, our capital requirements will depend on numerous factors, including market demand for, and acceptance of, our products, the resources we devote to developing, marketing, selling and supporting our products, and the timing and extent of establishing additional international operations. We intend to continue investing significant resources in our selling and marketing, and research and development operations in the future. We continually evaluate our operating cash flows which can vary subject to the actual timing of expected new sales compared to our expectations of those sales and are sensitive to many factors, including changes in working capital and profitability. We have projected revenues for 2014 which we believe will provide sufficient funds to sustain our continuing operations. However, projections of future cash needs are subject to substantial uncertainty.

We believe that our cash and cash equivalents and cash generated from operations will be sufficient to meet our currently anticipated cash requirements for at least until the end of 2014. Our ability to achieve profitability and satisfy our liquidity needs using our currently available cash, cash equivalents and cash generated from operations will depend on our ability to increase our revenues, while continuing to control our expenses. We cannot assure you that we will be able to achieve the necessary revenue growth and sustain profitability, particularly given the risk factors outlined earlier in this annual report on Form 20-F. If we are not successful doing so, we may be required to seek new sources of financing or additional funds from existing financing sources, such as the government-guaranteed loan described above. If additional funds are raised through issuance of equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of Ordinary Shares, and the terms of these securities could impose restrictions on our operations, and will result in additional dilution to our shareholders. Our ability to raise additional secured debt may require the consent of Bank Hapoalim and Bank Otsar Ha-Hayal, or Mercantile Discount Bank. The limited volume of trading in our Ordinary Shares on the OTCQB could significantly impair our ability to raise capital should we desire to do so in the future, as it may materially impair the market price and trading market for the Ordinary Shares received by investors in a financing transaction.

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

Our research and development net expenditures for 2013, 2012 and 2011 were $1.6 million and $1.1 million and $1.6 million, respectively (see the risk factor titled “We may need to further expand our sales, marketing, research and development and professional services organizations but may lack the resources to attract, train and retain qualified personnel, which may hinder our ability to grow and meet customer demands” in Item 3 above).

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

The State of Israel does not own proprietary rights in technology developed with OCS funding and there is no restriction on the export of products manufactured using technology developed with OCS funding. The technology is, however, subject to certain transfer restrictions. These restrictions may impair our ability to sell our technology assets or to outsource manufacturing, and the restrictions continue to apply even after we have paid the full amount of royalties, payable for the grants. The transfer of our know-how that we developed with OCS funding is subject to OCS approval and, further, would require us to pay a so-called “redemption fee” to the OCS. Section 19B of the Research Law sets forth two alternatives for calculating the fees payable to the OCS in the event of an overseas transfer of know-how – one for the transfer of know-how alone, and one for the transfer of know-how as part of a sale of our assets or a merger. In either case, the fee is a function of the proceeds from the sale, the amount of OCS grants and the amounts invested by our company with our own funds and subject to certain amortization based on the age of the grant. These transfer restrictions and redemption fee may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

During 2001, 2002 and 2003, we received grants from the OCS in an aggregate amount of $372,000. During 2013, 2012 and 2011 we made royalty payments of $4,200, $4,200 and $2,800, respectively, to the OCS in respect of these grants. As of December 31, 2013, we have an outstanding contingent liability to pay royalties in the amount of approximately $404,000, including interest, to the OCS.

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

During 2013, our total revenues increased by 8.4% compared to 2012. This increase was attributable to a growth of 45.5% in our software license revenues, from $1.2 million in 2012 to $1.7 million in 2013, and also to a lesser extent, by an increase of 3.9% in our maintenance and services revenues, from $9.6 million in 2012 to $9.9 million in 2013. The growth of license revenues, which resulted from an increase in the average volume per deal, contributed significantly to our overall gross margins, since license revenues are characterized by higher margins than maintenance and services revenues.

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

As a result of the continuation of the global economic uncertainty or, in some instances, the very slow recovery of the global economy, we have continued to experience during 2011, 2012 and 2013, its adverse impact on customers’ demand for our products and services. We anticipate that this trend may continue for so long as global macroeconomic uncertainties are prevalent.

Currency Exchange Rates. Another significant trend that we have noted that has impacted our financial results— commencing in 2008 and continuing through 2013— is an increase in the volatility of currency exchange rates, particularly the U.S. dollar—New Israeli Shekel exchange rate. As described elsewhere in this annual report, our revenues and financial results generally are reported in U.S. dollars, yet in 2013, a significant portion— approximately 27%— of our expenses were incurred in shekels. Therefore, to the extent that the shekel appreciates relative to the U.S. dollar, or, even if the shekel devaluates in relation to the U.S. dollar, if the rate of inflation in Israel exceeds such rate of devaluation or the timing of such devaluation lags behind inflation in Israel, we are subject to increased dollar costs for our operations. The recent significant fluctuations in exchange rates make it difficult for us to decipher a unidirectional trend, but the mere existence of such fluctuations increases the likelihood that our operating results may also fluctuate in an erratic fashion as a result thereof. The shekel-U.S. dollar exchange rate, which decreased from NIS 3.821 per U.S. dollar at the end of 2011 to NIS 3.733 per U.S. dollar at the end of 2012, continued to decline during 2013 to NIS 3.471 at the end of 2013, has risen slightly thus far in 2014, increasing to NIS 3.484 at the end of April 2014. Please see “Impact of Currency Fluctuation and Inflation” above in this Item 5 for further information.

Changes in the value of the U.S. dollar against non-U.S. dollar currencies can affect our revenues in U.S. dollars. In 2013, however, a small portion, or approximately 7% of our revenues were denominated in non-U.S. dollar currencies such as the Canadian Dollar and the British Pound, and therefore, the net effect of the change in value of the U.S. dollar against other currencies on our revenues was not significant.

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

Tabular Disclosure of Contractual Obligations

Contractual Obligations as of December 31, 2013

	Payments due by Period (US$ in thousands)
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Short-term bank debt	$171	$171	$—	$—	$—
Long-term bank debt (1)	$652	$199	$390	$63	$—
Operating leases (2)	$1,019	$443	$576	$—	$—
Accrued severance pay, net (3)	$335	$—	$—	$—	$—
Uncertain income tax position (4)	$11	$—	$—	$—	$—
Total Contractual Obligations:	$2,188	$813	$966	$63	$—

(1)	See “Liquidity and Capital Resources-Bank Financing” for a description of our long-term bank debt and convertible debt
(2)	Includes payments under non-cancelable operating lease agreements for facilities and automobiles.
(3)	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the relevant employee and there is no obligation if the employee voluntarily resigns. See also Note 11 of the Notes to Consolidated Financial Statements included elsewhere in this annual report for further information regarding accrued severance pay.
(4)	Uncertain income tax position under ASC 740-10. ASC 740-10 relates to a situation in which income taxes are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 13 of the Notes to Consolidated Financial Statements included elsewhere in this annual report for further information regarding our liability under ASC 740-10.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Name	Age	Position
Samuel I. HaCohen	56	Executive Chairman of the board of directors
Memy Ish-Shalom	54	President and Chief Executive Officer
Yohanan Engelhardt	56	Chief Financial Officer
Nir Diskin	48	Vice President, Engineering
Vladimir Morgenstern	56	Director
Arie Ovadia	65	Director
Nati Perry	60	Director
Austin W. Lewis IV	38	Director
Andy Ben-Artzy	68	Director

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

Compensation

The aggregate remuneration that paid or accrued to our directors and executive officers as a group in salaries, fees, commissions and bonuses with respect to the year ended December 31, 2013 was approximately $1.06 million. The aggregate amount set aside or accrued during 2013 to provide pension, retirement or similar benefits for our directors and executive officers, pursuant to any existing plan provided by and/or contributed to by us, was approximately $12,000 (which is included in that $1.06 million amount).

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

In March 2011, we granted 75,000 restricted shares units, in the aggregate, to our directors, which were released from restrictions during 2011.

During 2012 no restricted shares or stock options were granted to any of our directors or officers.

In January and February 2013, 137,500 restricted shares units were granted to our directors and officers. Of the restricted shares units that were granted, 118,332 shares were released from restriction during 2013 and 19,168 shares are being released from restriction over a one year release period. Release of the restrictions on the restricted shares units is subject to acceleration upon certain events such as a merger or acquisition.

In December 2013, 120,000 restricted shares units were granted to our directors. The restricted shares units will be released from restriction over a three years period.

All restricted shares units that we granted in 2011 and 2013 did not require payment of consideration by the grantees thereof. In general, restrictions on some restricted shares lapse over a period between two years and three years from the date of grant and some shares are released from restriction upon grant or within the first year after the grant. All restricted shares units granted to executive officers and directors would be released from restriction upon our consummation of a merger, acquisition or similar transaction in which there is a change of control of our company.

In December 2012, an amendment to the Companies Law, or Amendment No. 20, became effective, requiring companies to appoint a compensation committee. Our existing compensation committee— as detailed in Item 6. “Board Practices Compensation Committee” below— meets this requirement.

Amendment No. 20 also requires that companies adopt a compensation policy, which will set forth company policy regarding the terms of engagement of office holders. Such compensation policy will need to be set by our board, after considering the recommendations of our compensation committee, and will require shareholder approval.

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

Board Practices

The following table sets forth certain information concerning our current directors and executive officers:

Name	Current Office(s) Held	Commencement of Office	Expiration/Renewal Of Current Term of Office
Samuel I. HaCohen (1)	Executive Chairman of the board of directors	March 1998	upon 6 months advance notice
Memy Ish-Shalom (1)	President and Chief Executive Officer	January 2006	upon 3 months advance notice
Yohanan Engelhardt	Chief Financial Officer	May 2012	upon 3 months advance notice
Nir Diskin	Vice President, Engineering	September 2005	upon 60 days advance notice
Vladimir Morgenstern	Director	July 1999	2014 Annual Meeting
Arie Ovadia (1)(2)(3)(4)	Director	December 2006	2015 Annual Meeting
Nati Perry (3) (4)	Director	December 2007	2014 Annual Meeting
Austin W. Lewis IV (1)	Director	February 2010	2014 Annual Meeting
Andy Ben-Artzy (1)(2)(3)(4	Director	February 2010	2014 Annual Meeting

(1)	Member of strategy committee.
(2)	External Director under the Companies Law
(3)	Member of audit committee
(4)	Member of compensation committee

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

Strategy Committee

Our strategy committee was established in May 2013. Under its charter, this committee’s role is to review and advise the board of directors in matters relating to strategic actions of our company that are outside the ordinary course of our business, provided, however, that the board may not delegate any of its powers to the strategy committee. The directors who are members of this committee consist of Messrs. HaCohen, Ovadia, Ben-Artzy, and Lewis IV. Our chief executive officer, Mr. Ish-Shalom, is also a member of the strategy committee.

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

Employees

As of December 31, 2013, we had 23 employees in Israel, and 39 in the United States. Of our 62 employees, 11 were engaged in research and development, 16 in sales, marketing and business development, 27 in professional services and technical support and 8 in finance, administration and operations.

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

Share Ownership

As of June 23, 2014, the aggregate number of our Ordinary Shares (including 326,797 Ordinary Shares which may be issued upon conversion of Preferred A Shares at a one-for-one ratio) that are beneficially owned by our directors and executive officers as a group was 1,510,386, constituting a 33.5% beneficial ownership interest in our company. The above number does not take into account 210,000 restricted Ordinary Shares, granted to our directors under our equity compensation plans, that had not yet been released from restrictions and will not be released from restriction within 60 days of June 23, 2014. The restricted Ordinary Shares had been granted for no consideration. Also as of June 23, 2014, no options were outstanding that had been granted to our directors and executive officers under our equity compensation plans.

The aggregate number of our Ordinary Shares beneficially owned by our directors and executive officers as a group also includes Ordinary Shares, as well as Ordinary Shares underlying Preferred A Shares, that are held by Jerusalem High-tech Founders, Ltd. and Ordinary Shares that are held by Jerusalem Technology Investments Ltd., since two of their respective affiliates serve on our board of directors and, accordingly, such affiliates may be deemed to be the beneficial owners of the Ordinary Shares held thereby (although these affiliates disclaim such beneficial ownership, except to the extent of their respective pecuniary interests therein). The aggregate number of our Ordinary Shares beneficially owned by our directors and executive officers as a group excludes the 297,081 Ordinary Shares held by Telvent since none of our current directors and officers is affiliated with Telvent (despite its above-described general Board designation rights). See Item 7- “Major Shareholders and Related Party Transactions” below for more details concerning the beneficial ownership of our Ordinary Shares by our individual directors and executive officers. Other than as detailed in Item 7 below, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

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

As of June 23, 2014, grants of restricted shares relating to a total of 210,000 Ordinary Shares, in the aggregate, were outstanding under the 2005 Share Option Plans, and 123,784 Ordinary Shares were available for additional grants under the 2005 Share Option Plans.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of June 23, 2014 for each person or group that we know owns 5% or more of our outstanding Ordinary Shares, and for our directors and executive officers as a group.

We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any Ordinary Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days of June 23, 2014. Because the holders of our Preferred A Shares are entitled to identical rights as holders of our Ordinary Shares (except that Preferred A Shares have superior liquidation preferences) and because the Preferred A Shares are convertible into Ordinary Shares on a one for one basis at any time at the election of the holders thereof, we have included such shares together with our Ordinary Shares in calculating the number of shares held, and beneficial ownership percentages, provided below, indicating, however, where applicable, as to the number of Preferred A Shares included in the ownership of any shareholder listed below. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table possess sole voting and investment power for all Ordinary Shares held by them. Applicable percentage ownership in the following table is based on 4,506,724 Ordinary Shares outstanding as of June 23, 2014, which include 326,797 Ordinary Shares issuable upon conversion of an equivalent number of Preferred A Shares.

Ordinary Shares Beneficially Owned

Name and Address	Number		Percent of Class
Lewis Opportunity Fund Group 45 Rockefeller Center Suite 2570 New York, NY 10111	733,388	(1)	16.3%
Jerusalem High-tech Founders, Ltd. c/o Hamotal Insurance Agency 9 HaRatom Street Har Hotzvim Jerusalem 41450 Israel	356,721	(2)	7.9%
Memy Ish-Shalom 1 Grant Road, Westborough, MA, 01581	303,104		6.7%
Telvent Investments, S.L Valgrande 6, 28108 Alcobendas, Madrid, Spain	297,081		6.6%

Ephraim Fields	196,145	(3a)	4.3	%(3b)

All directors and executive officers as a group (8 persons)	1,510,386	(4)	33.5%

(1)	Includes

(i) 386,211 Ordinary Shares held by Lewis Opportunity Fund LP,and (ii) 347,177 Ordinary Shares held by Mr. Austin Lewis, who serves on our board of directors and has a financial interest in The Lewis Opportunities Fund Group.

(2)	Includes (i) 1,315 Ordinary Shares held by Jerusalem High-tech Founders Ltd., (ii) 32,593 Ordinary Shares, in the aggregate, held by Mr. HaCohen and Mr. Morgenstern, who serve on our board of directors and have a financial interest in Jerusalem High-tech Founders, Ltd. and Jerusalem Technology Investments Ltd., and (iii) 322,813 Preferred A Shares, which can be converted to Ordinary Shares on a one-for-one basis at any time, held by Jerusalem High-tech Founders Ltd.
(3)	a. Represents shares beneficially owned as of January 23, 2014, as indicated in the report of beneficial ownership on Schedule 13G filed by Ephraim Fields on January 24, 2014.

b.	As of June 23, 2014, if the number of shares beneficially owned by Ephraim Fields has not changed, this shareholder’s percentage ownership of our outstanding ordinary shares will have dropped below 5% (based on an increase in the number of our outstanding ordinary shares from the number upon which the percentage expressed in this shareholder’s Schedule 13G was based, to the actual number of our outstanding shares as of June 23, 2014). We cannot verify, however, as to this shareholder’s actual holdings as of June 23, 2014 and we have therefore included this shareholder in the above beneficial ownership table, based on the possibility that his holdings may still exceed 5% of our outstanding ordinary shares.

(4)	This number includes the following shares beneficially owned by those directors and executive officers who beneficially own more than 1% of our outstanding shares: (i) 334,362 shares or 7.4% of our outstanding shares beneficially owned by Samuel HaCohen, the Executive Chairman of our board of directors, out of which (a) 10,234 Ordinary Shares are held directly by Mr. HaCohen and (b) 322,813 Preferred A Shares and 1,315 Ordinary Shares are held by Jerusalem High-tech Founders Ltd (“Jerusalem High-tech”); (ii) 346,487 shares or 7.7% of our outstanding shares beneficially owned by Vladimir Morgenstern, a director of ours, out of which (a) 22,359 Ordinary Shares are held directly by Mr. Morgenstern, and (b) 322,813 Preferred A Shares and 1,315 Ordinary Shares are held by Jerusalem High-tech (the 322,813 Preferred A Shares, 1,315 Ordinary Shares held by Jerusalem High-tech are included only once under the aggregate directors and executive officers’ beneficial ownership); (iii) 303,104 Ordinary Shares or 6.7% of our Ordinary Shares held by Memy Ish-Shalom, our president and chief executive officer; (iv) 733,388 shares or 16.3% of our outstanding shares, beneficially owned by Austin W. Lewis IV, a director of ours, out of which (a) 347,177 Ordinary Shares are held by Mr. Lewis, and (b) 386,211 Ordinary Shares are beneficially owned by Lewis Opportunity Fund Group and its affiliates (as described in footnotes 1(i),and 1(ii) above), which Mr. Lewis may be deemed to beneficially own due to his financial interest in the Lewis Opportunity Fund Group and (v) 84,673 Ordinary Shares or 1.9% of our Ordinary Shares held by Yohanan Engelhardt, our chief financial officer. There are no options and restricted shares granted to our directors and executive officers that are exercisable or for which the restrictions thereon lapse within 60 days of June 23, 2014. The number of shares in this row which are counted as beneficially owned by our executive officers and directors excludes the 297,081 Ordinary Shares held by Telvent since none of our current directors or officers is affiliated with Telvent (despite its general Board appointment rights).

Other than as detailed immediately above, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of June 23, 2014, there were 118 holders of record of our Ordinary Shares (including Ordinary Shares issuable upon conversion of our outstanding Preferred A Shares), of which 87 record holders holding 3,549,666, or approximately 79%, of our outstanding Ordinary Shares (including Ordinary Shares issuable upon conversion of our Preferred A Shares) reside in the United States. These numbers are not representative of the number of beneficial holders of our shares, nor are they representative of where such beneficial holders reside, since many of these shares were held of record by various nominees (including CEDE & Co, the U.S. nominee company of the Depository Trust Company, which holds of record approximately 56% of our outstanding shares).

Our major shareholders do not have different voting rights than any other holders of our shares.

Recent Significant Changes in the Percentage Ownership of Major Shareholders during the past three years:

All significant changes in the percentage ownership of our major shareholders (that is, 5% or greater shareholders) during the past three years are described below (under “Related Party Transactions”). The aggregate changes in the percentage ownership of our major (that is, 5% or greater) shareholders during the past three years can be summarized as follows:

	As of December 31, 2010		As of December 31, 2013
	Number of Outstanding Shares	%	Number of Outstanding Shares	%
Total shares held by all	3,561,880		4,105,922
Lewis Opportunity Fund Group	426,636	12.0	369,752	9.0
Jerusalem High-tech Founders Group	354,115	9.9	511,722	12.5
Telvent	292,081	8.2	297,081	7.2
LibertyView Opportunity Fund	329,280	9.2	22,033	0.5
Memy Ish-Shalom	124,500	3.5	381,938	9.3

Arrangements Related to Change of Control

On June 10, 2014, we entered into an Agreement and Plan of Merger, or the merger agreement, with Verisae, Inc., a Minnesota corporation, and its wholly-owned subsidiary, under which we agreed to be acquired by Verisae, Inc., or Verisae.

The merger agreement calls for Verisae to acquire all of the issued and outstanding shares of our company for aggregate cash consideration of $18,825,000 to our shareholders, subject to a net cash adjustment to be made as of the closing of the transaction. We currently anticipate that the consideration per Ordinary share payable at closing shall be in the range of $3.15-$3.40 per share. Closing is expected within approximately 75 days of the signing date of the merger agreement, subject to regulatory approvals in Israel and approval by our shareholders.

As a result of the acquisition, we will become a strategic business unit of Verisae, a global provider of the Connected Facility – an integrated software platform that combines maintenance, machine to machine monitoring, energy, and sustainability software solutions into one.

There are no assurances that our shareholders will approve the merger and merger agreement or that the merger will be successfully consummated. For a description of this transaction and the risks related thereto (including our potential failure to consummate the transaction), please see the proxy statement for the extraordinary general meeting of shareholders at which the transaction will be subject to approval by our shareholders, which is attached to our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on July 1, 2014 and which is incorporated by reference herein. Please also the merger agreement included as Exhibit 4.18 to this annual report.

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

We have agreed to indemnify our office holders under indemnification agreements with each office holder. We have also exempted, and agreed to indemnify our office holders from liabilities resulting from acts performed by them in their capacity as officer holders to the maximum extent permitted under the Companies Law.

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

Item 9.	The Offer and Listing

Market Price Information

Through April 30, 2014, the high and low reported sales prices for our Ordinary Shares were as follows for the periods indicated below:

Period	High	Low
Years ended:
December 31, 2013	$2.74	$0.44
December 31, 2012	$1.08	$0.45
December 31, 2011	1.15	$0.42
December 31, 2010	1.50	0.60
December 31, 2009	1.50	0.10

Quarters:
2014
Second Quarter, ended June 30, 2014	4.00	2.44
First Quarter, ended March 31, 2014	4.50	2.52
2013
Fourth Quarter, ended December 31, 2013	2.74	1.10
Third Quarter, ended September 30, 2013	1.20	0.95
Second Quarter, ended June 30, 2013	1.28	0.62
First Quarter, ended March 31, 2013	0.65	0.44
2012
Fourth Quarter, ended December 31, 2012	0.75	0.53
Third Quarter, ended September 30, 2012	1.08	0.50
Second Quarter, ended June 30, 2012	1.00	0.75
First Quarter, ended March 31, 2012	1.00	0.45

Most Recent Six Months	High	Low
June 2014	3.17	2.65
May 2014	3.82	2.44
April 2014	4.00	3.50
March 2014	4.20	3.45
February 2014	4.50	3.18
January 2014	3.30	2.52

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

Under the Hiring Incentives to Restore Employment Act of 2010 (to which we refer as the HIRE Act), some payments to “foreign financial institutions” in respect of accounts of U.S. shareholders at such financial institutions may be subject to withholding at a rate of 30%. Treasury regulations provide that such withholding will only apply to distributions paid on or after July 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our Ordinary Shares. See “Non-U.S. Holders of Ordinary Shares.”

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

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own Ordinary Shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, Ordinary Shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes specified diligence and reporting obligations or (ii) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. Treasury regulations provide that such withholding will only apply to distributions paid on or after July 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. You should consult your tax advisor regarding the HIRE Act.

Israeli Taxation and Investment Programs

Our results of operations are significantly impacted by the Israeli tax scheme to which we are subject and the Israeli tax benefits for which we qualify. The following is a summary of the current tax law applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of government programs from which we benefit. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. Israeli companies were generally subject to corporate tax at the rate of 25% on their taxable income for 2013 tax year. The corporate tax rate was increased to 26.5% for 2014 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, as discussed further below, may be considerably less. See “Law for the Encouragement of Capital Investments” in this Item 10 below. Beginning as of 2010, Israeli companies are subject to regular corporate tax rate on their capital gains.

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

The Investment Law has been amended several times over the last years, with the two most significant changes effective as of April 1, 2005 (which we refer to as the 2005 Amendment), and as of January 1, 2011 (which we refer to as the 2011 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably to forego such benefits and elect the benefits of the 2011 Amendment.

The following discussion is a summary of the Investment Law prior to its amendments as well as the relevant changes contained in the new legislation.

Tax benefits for Approved Enterprises approved before April 1, 2005

Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an “Approved Enterprise”, is entitled to certain benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee. An approval from the Investment Center of the Israeli Ministry of Economy (formerly the Ministry of Industry and Trade), or the Investment Center, must be received in order to obtain an Approved Enterprise status. Each certificate of approval for an Approved Enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location in Israel of the Approved Enterprise. The benefits commence on the date in which that taxable income is first earned. Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period. The benefits period under Approved Enterprise status is limited to 12 years from the year the enterprise commences its operations, or 14 years from the year of the approval as an Approved Enterprise, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or FIC. An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefits period may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

The corporate tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

Percentage of non-Israeli ownership	Corporate Tax Rate
Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be subject to tax in respect of the amount of dividend distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits program. This rate generally ranges from 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares. Such company may also be required to record a deferred tax liability with respect to such tax-exempt income prior to its distribution.

In addition, dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at a lower rate provided under an applicable tax treaty. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval with respect thereto, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index and interest.

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

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income is derived from export.

An enterprise that qualifies under the new provisions is referred to as a Benefited Enterprise, rather than Approved Enterprise. The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits program. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Benefited Enterprise may, at its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) that derive more than 25% of their business income from export to specific markets with a population of at least 12 million (and from January 1, 2012, 14 million). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all the conditions set forth in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise, and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location of the Benefited Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as explained above.

Dividends paid out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to an FIC, in which case the 12-year limit does not apply. Furthermore, a company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income attributed to its Benefited Enterprise during the tax exemption period will be subject to tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable (i.e. 25%, or lower in the case of an FIC which is at least 49% owned by non-Israeli residents). Such company may also be required to record a deferred tax liability with respect to such tax-exempt income prior to its distribution.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the consumer price index and interest, or other monetary penalty.

Tax benefits under the 2011 Amendment that became effective on January 1, 2011.

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and is increased to 16% and 9%, respectively, in 2014 and thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rate of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% (20% with respect to dividends to be distributed on or after January 1, 2014) or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although upon a subsequent distribution of such dividend to individuals or a non-Israeli company, withholding tax at the rate of 15% (20% with respect to dividends to be distributed on or after January 1, 2014) or such lower rate as may be provided in an applicable tax treaty, will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits, under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocably request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions ; (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, that had participated in an alternative benefits program, before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment became effective, provided that certain conditions are met.

November 2012 Amendment

Pursuant to a recent amendment to the Investment Law which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to an Approved Enterprise\Benefited Enterprise earnings) with respect to undistributed exempt earnings accumulated by the company until December 31, 2011 will be entitled to distribute dividends from such earnings without being required to pay additional corporate tax with respect to such dividends. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in the year of such election. A company that has elected to apply the amendment cannot withdraw from its election.

Tax Benefits of Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. Such expenditures must relate to scientific research and development projects, and must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be for the promotion or development of the company. Furthermore, the research and development must be carried out by, or on behalf of, the company seeking such tax deduction. The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period. However, the amounts of any government grants made available are subtracted from the amount of the deductible expenses.

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

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gain tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli law distinguishes between real capital gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real capital gain is the excess of the total capital gain over the inflationary surplus.

Generally, as of January 1, 2012, the tax rate applicable to real capital gain derived by Israeli individuals from the sale of shares purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 25%, unless such shareholder claims a deduction for interest and linkage differentials expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, alone or together with another, 10% or more of any of the company’s means of control (including, inter-alia, the right to receive company profits, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a company director), the tax rate shall be 30%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli companies are currently subject to the Corporate Tax rate on capital gain derived from the sale of listed shares (as described above, the corporate tax rate was 25% in 2013 and from 2014 and onwards is 26.5%).

As of January 1, 2013, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 811,560 for 2014, which amount is linked to the annual change in the Israeli consumer price index. For this purpose taxable income will include, but not limited to, and subject to the provisions of an applicable tax treaty, capital gain from the sale of our shares and taxable income from dividend distributions.

The tax basis of shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gain tax on any gains derived from the sale, exchange or disposition of shares of Israeli companies publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel provided, inter-alia, that (i) such gains are not derived through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Furthermore, such an exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In some instances, whether or not our shareholders are liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Pursuant to the Convention Between the Government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of shares of an Israeli company by a person who (i) holds the shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gain tax. Such exemption will not apply if (i) such U.S.-Israel Tax Treaty shareholder holds, directly or indirectly, shares representing 10% or more of our voting rights during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gain from such sale, exchange or disposition can be attributed to a permanent establishment of such shareholder maintained in Israel, or (iii) the shareholder, if an individual, has been present in Israel for a period or periods aggregating to 183 days or more during the applicable taxable year. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not apply to U.S. state or local taxes.

Taxation of Dividends paid to Holders of Our Shares

Israeli residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at 25%, or 30% if the dividend recipient is a substantial shareholder, at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise or a Benefited Enterprise are subject to withholding tax at the rate of 15% (and 20% with respect to Preferred Enterprise), subject to certain conditions. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Israeli resident corporations are generally exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations. However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise or Benefited Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period.

Non-residents of Israel

Non-residents of Israel (either individuals or corporations) are generally subject to Israeli income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends. On distributions of dividends, income tax is applicable at the rate of 25%, or 30% (for a shareholder that is considered a “significant shareholder” at any time during the 12-month period preceding such distribution), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence, however withholding tax will apply in any case. Dividends paid on publicly traded shares, like our Ordinary Shares, to non-

Israeli residents, although subject to the same tax rates applicable to dividends paid for non-publicly traded shares, are generally subject to Israeli withholding tax at a rate of 25%, so long as the shares are registered with a Nominee Company (whether the recipient is a substantial shareholder or not), unless a different rate is provided under an applicable tax treaty. However, under the Investments Law, dividends distributed from income attributed to an Approved Enterprise or a Benefited Enterprise, are taxed at the rate of 15% (and 20% with respect to a Preferred Enterprise).

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, if the income out of which the dividend is paid is not generated by an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and not more than 25% of our gross income consists of interest or dividends, dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%. Dividends generated by an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, are taxed at the rate of 15% under the U.S.-Israel Tax Treaty for such a U.S. corporate shareholder, provided that the condition related to the gross income for the previous year (as set forth in the previous sentence) is met.

If the dividend is attributable partly to income derived from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for Untied States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

In 2013, 93% of our revenues and 73% of our expenses were denominated in U.S. dollars. The net effect of the change in value of the U.S. dollar against the NIS in 2013 on our expenses (excluding financial expenses) was reducing cost of revenues by approximately $0.08 million and operating expenses by $0.09 million. The net effect of changes in currency value on our revenues was immaterial.

The net effect of the above-described risks stemming from currency exchange rate fluctuations on our operating results can be further quantified in a hypothetical manner as follows:

An increase of 10% in the value of the NIS relative to the dollar in the year ended December 31, 2013 would have resulted in a net decrease in the dollar reporting value of our operating income of approximately $127,000, due to the adverse impact to our operating margins that we would experience as a result of such an increase. On the other hand, a 10% decrease in value of the NIS relative to the dollar in the year ended December 31, 2013 would have caused a net increase in the dollar reporting value of our operating income of approximately $127,000 for 2013, due to the favorable effect on our operating margins that would result from such devaluation of the NIS.

In addition, we have a balance sheet exposure arising from assets and liabilities denominated in NIS. Any change of the exchange rates between the U.S. dollar and the NIS may create financial gain or loss. In 2013 the net effect of the change in value of the U.S. dollar against the NIS resulting from balance sheet exposure was an increase in financial expenses of approximately $128,000.

The net effect on our balance sheet of our currency exchange rate fluctuation exposure can be further quantified in a hypothetical manner as follows:

An instantaneous 10% depreciation in the NIS from their levels against the dollar as of December 31, 2013, with all other variables held constant, would decrease the fair value of our assets denominated in NIS, held at December 31, 2013, by approximately $0.12 million and decrease the fair value of our liabilities denominated in NIS, held at December 31, 2013, by approximately $0.3 million, thereby causing a net increase in our shareholders’ equity of $0.18 million. On the other hand, an instantaneous 10% appreciation in the NIS from its level against the dollar as of December 31, 2013, with all other variables held constant, would increase the fair value of our assets denominated in NIS, held at December 31, 2013, by approximately $0.12 million and increase the fair value of our liabilities denominated in NIS, held at December 31, 2013, by approximately $0.30 million, thereby causing a net decrease in our shareholders’ equity of $0.18 million.

Interest Rate Risks

During the year ended 2013, we had long-term bank loans range between $1.1 million at the beginning of the year and $0.65 million (including current maturities) at the end of the year that were subject to variable interest rates adjustable in accordance with LIBOR and the Israeli prime rate. Any significant increase in LIBOR and the Israeli prime rate may have an adverse effect on our financial expenses and financial condition. Our exposure to fluctuations in LIBOR can be quantified as follows:

An increase in LIBOR and Israeli prime rate each by three hundred (300) basis points over the course of the entirety of the year ended December 31, 2013 would have increased our financial expense related to our long-term bank loans by approximately $30,000.

Item 12.	Description Of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages And Delinquencies

None.

Item 14.	Material Modifications To The Rights Of Security Holders And Use Of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures. Our management, with the participation of the Executive Chairman of our board of directors (who serves as our co-principal executive officer), our Chief Executive Officer (who serves as our co-principal executive officer), and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2013. Based on this evaluation, those officers have concluded that, as of December 31, 2013, our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management, with the participation of the Executive Chairman of our board of directors (who serves as our co-principal executive officer), our Chief Executive Officer (who serves as our co-principal executive officer), and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the criteria set forth in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

(c) Attestation Report of the Registered Public Accounting Firm. Not applicable.

(d) Changes in Internal Control Over Financial Reporting.

Based on the evaluation conducted by it, with the participation of the Executive Chairman of our board of directors (who serves as our co-principal executive officer), our Chief Executive Officer (who serves as our co-principal executive officer) and our Chief Financial Officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2013, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

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

The following table sets forth, for the years ended December 31, 2012 and 2013, the fees billed (or contracted for billing and expected to be billed) to us and our subsidiaries by our principal accountants:(1)

	Year ended December 31,
	2013	2012
Audit fees (2)	$67,700	$66,000
Audit-related fees (3)	—	—
Tax fees (4)	15,000	10,000
All other fees (5)	—	—
Total	$82,700	$76,000

(1)	Comprises fees billed (or contracted for billing and expected to be billed) by: (i) Arik Eshel, CPA & Assoc., PC., or Arik Eshel, with respect of its review of our interim financial statements for the first two fiscal quarters of 2012, as described with respect to “Audit fees” below); and (ii) Yehezkel CPA, LLC, an independent registered public accounting firm, or Yehezkel, with respect to the year ended December 31, 2012 (and review of our interim financial statements for the third quarter of 2012).
(2)	Audit fees consist of fees for professional services rendered by our respective principal accountants in connection with the audit of our consolidated annual financial statements and review of our interim financial statements, and related services that would normally be provided by our principal accountants in connection with statutory and regulatory filings or engagements. For 2012, these fees amounted to $66,000, out of which: (i) $52,000 related to professional services rendered by Yehezkel in connection with its audit of our financial statements for that fiscal year and its review of our interim financial statements for the third fiscal quarter of that fiscal year; and (ii) $14,000 related to professional services rendered by Arik Eshel in connection with its review of our interim financial statements for the first two fiscal quarters of that fiscal year. For 2013, 67,700 related to professional services rendered by Yehezkel in connection with its audit of our financial statements for that fiscal year and its review of our interim financial statements for the first three fiscal quarters of that fiscal year;
(3)	Audit-related fees are fees for assurance and related services rendered by our respective principal accountants that are reasonably related to the performance of their audit of our financial statements and that are not reported under “Audit-fees” above. We did not incur any such fees in either 2013 or 2012.
(4)	Tax fees are fees for services rendered by our respective principal accountants in connection with tax compliance.
(5)	All other fees consist of fees for products or services rendered to us by our independent public accountants other than the Audit Fees and Tax Fees described above. We did not incur any such fees in either 2013 or 2012.

Pre-Approval Policies for Non-Audit Services

Each year, the engagement of our independent auditors is approved by the audit committee of our board of directors and by the vote of our shareholders at our annual general meeting of shareholders. Our audit committee has also adopted its own rules of procedure. The audit committee’s rules of procedure provide for the prior approval of all services, including non-audit services, to be performed by our independent auditors for us over the course of the year, specifying the particular services that may be performed. All such services for 2013 and 2012 were pre-approved by the audit committee in accordance with these procedures.

Item 16D.	Exemption From The Listing Standards For Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18.	Financial Statements

See the Index to Consolidated Financial Statements and related Financial Statements accompanying this annual report, beginning on page F-1.

Item 19.	Exhibits

Exhibit Number	Description of Document	Location of Document

1.1	Memorandum of Association of the Company (English translation) dated March 8, 1988	Filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1, SEC File No. 333-42158, and incorporated herein by reference.

1.2	Amended Articles of Association of the Company	Filed as Exhibit 4(a)(26) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.1	Letter dated December 22, 2005 between the Company and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)(23) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.2	Letter dated August 29, 2007, between the Company and Bank Hapoalim Ltd.	Translated from the Hebrew original. Filed as Exhibit 4(a)(26) to the Company’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.

4.3	Purchase Agreement, and Amended and Restated Notes dated August 5, 2005 by and between the Company and LibertyView Special Opportunities Fund LP, and exhibits thereto	Filed as Exhibit 4(a)(21) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.4	Equity and Convertible Note Financing Agreements dated December 19, 2007 by and among the Company and the investors identified in such agreements, and exhibits thereto	Filed as Exhibit 4(a)(27) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.5	A new Lease agreement reducing the current Company premises leased in Jerusalem, Israel, to an area of approximately 7,600 square feet of office space, dated February 25, 2002 (as summarized and translated into English).	Filed as Exhibit 4(a) to the Company’s annual report on Form 20-F for the year ending December 31, 2001 and incorporated herein by reference.

4.6	Lease for approximately 6,000 square feet of office space in Jerusalem, Israel	Filed as Exhibit 4.12.3 to the Company’s annual report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference.

4.7	Lease for approximately 13,807 square feet in Southborough, Massachusetts.	Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

4.8	Second Amendment and Extension of Lease for approximately 10,000 square feet of office space in Southborough, Massachusetts	Filed as Exhibit 4(a)(29) to the Company’s annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

4.9	Form of Indemnification Agreement entered into with directors and officers of the Company.	Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, No. 333-42158 and incorporated herein by reference.

4.11	The Company’s 2005 International Share Option and Restricted Share Plan. and Israeli Share Option and Restricted Share Plan	Filed as Exhibit 4(c)(8) to the Company’s annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.

4.12	Lease for approximately 10,372 square feet in Westborough, Massachusetts	Filed as Exhibit 4.12 to the Company’s annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

4.13	Share Purchase Agreement dated as of June 30, 2011, by and Between the Company and Jerusalem Technology Investments Ltd.	Filed as Exhibit 4.12 to the Company’s annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

Exhibit Number	Description of Document	Location of Document

4.14	Loan agreement with Bank Hapoalim dated December 18, 2011	Filed as Exhibit 4.14 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.15	Loan agreements with Bank Otsar Ha-Hayal dated July 6, 2011 and September 6, 2011	Filed as Exhibit 4.15 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.16	Agreement with LibertyView Opportunities Fund Dated July 18, 2012	Filed as Exhibit 4.16 to the Company’s annual report on Form 20-F for the year ended December 31, 2012 and incorporated herein by reference.

4.17	Letter dated January 20, 2013 between the Company and Bank Hapoalim regarding cancellation of covenants	Filed as Exhibit 4.17 to the Company’s annual report on Form 20-F for the year ended December 31, 2012 and incorporated herein by reference.

4.18	Agreement and Plan of Merger by and among Verisae, Inc., a Minnesota corporation (“Parent”), Viking Acquisition Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent, and the Company	Furnished as Appendix A to the Company’s proxy statement for its extraordinary general meeting of shareholders, attached to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on July 1, 2014 and incorporated herein by reference.

4.19	Letter dated June 17, 2014 between the Company and Mercantile-Discount Bank	Filed herewith

4.20	Letter dated July 2, 2014 between the Company and Mercantile-Discount Bank	Filed herewith

12.1	Certification of Chief Executive Officer (serving as co-principal executive officer) pursuant to Rule 13a-14(a)/ Rule 15d-14(a) under the Exchange Act	Filed herewith

12.2	Certification of Executive Chairman (serving as co-principal executive officer) pursuant to Rule 13a-14(a)/ Rule 15d-14(a) under the Exchange Act	Filed herewith

12.3	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act	Filed herewith

13	Certification of Chief Executive Officer, Executive Chairman and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350	Filed herewith

15.1	Consent of Yehezkel CPA LLC	Filed herewith

15.2	Consent of Arik Eshel, CPA & Assoc., PC	Filed herewith

101	The following financial information from ViryaNet Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2013 and 2012; (ii) Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2013, 2012 and 2011; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.	Filed herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Memy Ish-Shalom President and Chief Executive Officer

Date: July 3, 2014

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of VIRYANET LTD.

We have audited the accompanying consolidated balance sheets of ViryaNet Ltd. and its subsidiaries (collectively, the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company for the year ended December 31, 2011 were audited by other auditors whose report, dated May 14, 2012, expressed an unqualified opinion on those statements.

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

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 and its results of operations and cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Yehezkel CPA, LLC

New York, New York

July 3, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

VIRYANET LTD.

We have audited the accompanying consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows of ViryaNet Ltd. and its subsidiaries (the “Company”) for the year ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects the results of operations and cash flows of the Company for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

ARIK ESHEL, CPA & ASSOCIATES., PC

New York, New York

May 14, 2012

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2012
Assets
CURRENT ASSETS:
Cash and cash equivalents	$921	$335
Restricted cash	183	164
Trade receivables	1,031	430
Unbilled receivables	414	252
Other accounts receivable and prepaid expenses (Note 4)	304	216

Total current assets	2,853	1,397

NON - CURRENT ASSETS:
Severance pay fund (Note 10)	1,232	1,044
Long-term receivable (Note 3)	63	125
Other	23	38

Total non - current assets	1,318	1,207

PROPERTY AND EQUIPMENT, net	48	70

GOODWILL (Note 6)	6,516	6,516

Total assets	$10,735	$9,190

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term bank credit (Note 6)	$171	$160
Current maturities of long-term bank loans (Note 8)	199	646
Trade payables	525	360
Deferred revenues	3,310	2,809
Other accounts payable and accrued expenses (Note 7)	1,384	1,388
Current maturities of long-term convertible debt (Note 9)	—	352

Total current liabilities	5,589	5,715

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities (Note 8)	453	497
Long-term convertible debt (Note 9)	—	—
Long-term deferred revenues	131	232
Long-term deferred rent payable	54	70
Accrued severance pay (Note 10)	1,567	1,374

Total long-term liabilities	2,205	2,173

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)
SHAREHOLDERS’ EQUITY (Note 12):
Share capital -
Ordinary Shares of NIS 5.0 par value - Authorized: 6,600,000 shares at December 31, 2012 and 2013; Issued and outstanding: 3,572,813 and 3,779,130 shares at December 31, 2012 and 2013, respectively	4,729	4,448
Preferred A Shares of NIS 5.0 par value - Authorized: 400,000 shares at December 31, 2012 and 2013; Issued and outstanding: 326,797 shares at December 31, 2012 and 2013. Aggregate liquidation preference of $ 2,500 at December 31, 2012 and 2013	369	369
Additional paid-in capital	116,172	116,297
Accumulated deficit	(118,329)	(119,812)

Total shareholders’ equity	2,941	1,302

Total liabilities and shareholders’ equity	$10,735	$9,190

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2013	2012	2011
REVENUES (Note 14):
Software licenses	$1,679	$1,154	$1,549
Maintenance and services	9,935	9,559	8,122

Total revenues	11,614	10,713	9,671

COST OF REVENUES:
Software licenses	79	122	56
Maintenance and services	3,879	4,101	3,513

Total cost of revenues	3,958	4,223	3,569

GROSS PROFIT	7,656	6,490	6,102

OPERATING EXPENSES:
Research and development	1,586	1,100	1,614
Selling and marketing	2,747	2,650	2,847
General and administrative	1,729	1,606	1,708

Total operating expenses	6,062	5,356	6,169

OPERATING INCOME (LOSS)	1,594	1,134	(67)
OTHER INCOME (EXPENSE)
Financial expenses, net	(289)	(196)	(129)
Gain on Forgiveness of debt	210	—	—

TOTAL OTHER EXPENSE, NET	(79)	(196)	(129)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	1,515	938	(196)
TAXES ON INCOME (Note 13)	32	27	9

INCOME (LOSS) FROM CONTINUING OPERATIONS	$1,483	$911	$(205)

DISCONTINUED OPERATIONS:
Loss from discontinued operation net of income tax of $0	—	—	(136)
Gain on disposal of discontinued operations net of income taxes of $0	—	—	122

NET LOSS FROM DISCONTINUED OPERATIONS	—	—	(14)

NET INCOME (LOSS)	$1,483	$911	$(219)

BASIC NET EARNINGS (LOSS) PER SHARE
Continuing operations	$0.36	$0.23	$(0.06)
Discontinued operations	—	—	0.00

Net income (loss)	$0.36	$0.23	$(0. 06)

DILUTED NET EARNINGS (LOSS) PER SHARE
Continuing operations	$0.33	$0.21	$(0.06)
Discontinued operations	—	—	0.00

Net income (loss)	$0.33	$0.21	$(0.06)

Weighted average number of shares used in computing basic net earnings (loss) per share	4,064,298	3,896,018	3,671,547

Weighted average number of shares used in computing diluted net earnings (loss) per share	4,460,435	4,279,961	3,671,547

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred Shares		Additional paid-in capital	Accumulated other comprehensive	Accumulated	Total comprehensive	Total shareholders’
	Number	Amount	Number	Amount		income (loss)	deficit	income (loss)	equity
Balance as of January 1, 2011	3,235,083	3,981	326,797	369	116,456	55	(120,504)		357
Stock based compensation	—	—	—	—	102	—	—		102
Release of restricted shares to employees and directors, net	123,860	172	—	—	(172)	—	—		—
Issuance of shares, in connection with interest expenses	43,005	61			(25)				36
Issuance of shares to an investor	50,000	72			(23)				49
Comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	(55)	—	$(55)	(55)
Net income (loss)	—	—	—	—	—	—	(219)	(219)	(219)

Total comprehensive income								$(274)

Balance as of December 31, 2011	3,451,948	$4,286	326,797	$369	$116,338	$ *)—	$(120,723)		$270

*)	All accumulated other comprehensive income (loss) derived from foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred Shares		Additional paid-in	Accumulated	Total comprehensive	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	income	equity
Balance as of January 1, 2012	3,451,948	4,286	326,797	369	116,338	(120,723)		270
Stock based compensation	—	—	—	—	20	—		20
Release of restricted shares to employees and directors, net	22,985	30	—	—	(30)	—		—
Issuance of shares, in connection with interest expenses	15,380	21			(11)			10
Issuance of shares to an investor	75,000	101			(26)			75
Issuance of shares in connection with compensation to consultants	7,500	10			(4)			6
Compensation related to warrant granted to convertible note holder	—	—	—	—	10	—		10
Net income	—	—	—	—	—	911	$911	911

Total comprehensive income							$911

Balance as of December 31, 2012	3,572,813	$4,448	326,797	$369	$116,297	$(119,812)		$1,302

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares		Preferred Shares		Additional paid-in	Accumulated	Total comprehensive	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	income	equity
Balance as of January 1, 2013	3,572,813	4,448	326,797	369	116,297	(119,812)		1,302
Stock based compensation	—	—	—	—	95	—		95
Release of restricted shares to employees and directors, net	176,317	238	—	—	(238)	—		—
Issuance of shares in connection with compensation to consultants	30,000	42			9			51
Compensation related to warrant granted to convertible note holder	—	—	—	—	10	—		10
Net income	—	—	—	—	—	1,483	$1,483	1,483

Total comprehensive income							$1,483

Balance as of December 31, 2013	3,779,130	$4,728	326,797	$369	$116,173	$(118,329)		$2,941

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,483	$911	$(219)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Income and expense items not involving cash flows:
Depreciation and amortization	46	52	91
Amortization of convertible notes premium and warrant	3	(5)	(15)
Accrued severance pay, net	5	(104)	(31)
Stock based compensation related to directors and employees	95	20	102
Stock based compensation related to shares to consultants	51	6	—
Interest expenses paid in shares	—	9	36
Gain from disposal of subsidiaries	—	—	(122)
Gain from forgiveness of debt	(210)	—	—

Changes in operating assets and liabilities:
Increase in other assets	15	(13)	(5)
Decrease (increase) in trade receivables, net and unbilled receivables	(763)	196	84
Decrease (increase) in other accounts receivable and prepaid expenses	(88)	(29)	86
Increase (decrease) in trade payables	165	(357)	356
Increase (decrease) in long-term and short-term deferred revenues, net	400	454	(913)
Increase (decrease) in other accounts payable and accrued expenses	(4)	(615)	603
Increase (decrease) in long-term deferred rent payables	(16)	(12)	82

Net cash provided by operating activities	1,182	513	135

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(24)	(29)	(83)
Long-term receivable	62	142	(192)

Net cash provided (used in) by investing activities	38	113	(275)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit	11	45	186
Restricted cash	(19)	(24)	(140)
Repayment of long-term loan	(635)	(485)	(500)
Proceeds from issuance of share capital	—	75	50
Proceeds from long-term loan	144	129	550
Repayment of long-term convertible debt	(135)	(135)	—

Net cash provided by (used in) financing activities	(634)	(395)	146

EFFECT OF EXCHANGE RATE CHANGES ON CASH	—	—	1

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	586	231	7
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	335	104	97

CASH AND CASH EQUIVALENTS AT THE END OF YEAR	$921	$335	$104

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31,
	2013	2012	2011
Supplemental disclosure of cash flow activities:
Cash paid during the year for:
Interest	$169	$155	$136

Income tax	$14	$18	$28

Supplemental disclosure of non-cash investing and financing activities:
Refinancing of short-term bank debt on a long-term basis	$—	$—	$360

Conversion to shares of accrued interest expenses, waivers and deferred charges related to the convertible debt and note	$—	$9	$36

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a)	ViryaNet Ltd., an Israeli company (the “Company”), was established in 1988. The Company is a leading provider of software solutions that optimize and allow for the continuous improvement of service processes for mobile workforces. Using an integrated approach, the Company helps its customers attain the maximum benefits from ViryaNet G4, its mobile workforce management solution. This integrated approach consists of a Performance Management practice and an innovative product, ensuring that the Company’s customers can implement change, enable differentiation, and provide for continuous improvement. The Company has partnerships with leading platform and system integration companies that enable it to serve customers around the world.

b)	The Company has three wholly-owned subsidiaries in the United States— ViryaNet Inc. and its two subsidiaries (iMedeon Inc., which is not active, and Utility Partners Inc. (collectively, “ViryaNet U.S.”)). During the year ended December 31, 2011, ViryaNet Inc. sold ViryaNet PTY Ltd., its subsidiary in Australia (“ViryaNet Australia”), and filed an application with the U.K. Companies House to strike off its wholly inactive subsidiary in the U.K., ViryaNet Europe Ltd, (“ViryaNet Europe”), which became effective in April 2012 (see Note 3).

c)	The Company’s sales are generated in North America, Europe, Asia-Pacific and South America. As for major customers, see Note 14.

d)	The Company devotes substantial efforts towards activities such as research and development, and marketing and selling its products. In the course of such activities, the Company and its subsidiaries have generated variable levels of revenues and operating results over the past several years and have not achieved positive working capital. There is no assurance that profitable operations or positive cash flows from operations can be maintained on a continuing basis.

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

Functional currency:

Most of the revenues of the Company are generated in U.S. dollars (“dollar” or “dollars”). In addition, a majority of the costs of the Company and its subsidiaries are incurred in dollars. The majority of financing and investment activities are effected in dollars. Management believes that the dollar is the primary currency in the economic environment in which the Company and its subsidiaries operate; therefore, the dollar is the functional and reporting currency. Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of income (loss), the following exchange rates are used: (i) for transactions – exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, etc.) – historical exchange rates. Currency transaction gains or losses are recorded in financial income or expenses, as appropriate.

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

Restricted cash:

Restricted cash is a cash deposit that is restricted by the bank to secure repayment of bank loans (see Notes 8A(3)b and 8A(4)b).

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

Long-Lived Assets:

The Company reviews long-lived assets, such as property and equipment, for impairment whenever events indicate that the carrying amounts might not be recoverable. Recoverability of property and equipment and other intangible assets is measured by comparing the projected undiscounted net cash flows associated with those assets to the assets’ carrying values. If an asset is considered impaired, it is written down to fair value, which is determined based on the asset’s projected discounted cash flows or appraised value, depending on the nature of the asset. During 2013, 2012 and 2011, no impairment losses were recorded.

Goodwill:

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

In September 2011, the Financial Accounting Standards Board (“FASB”) issued guidance on testing goodwill for impairment. The guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company did not elect to adopt this accounting guidance for its goodwill impairment test for fiscal years 2013, 2012 and 2011, and continued to use the two-step process detailed below.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

According to the relevant FASB accounting standard, when the qualitative assessment is not elected, goodwill impairment testing is a two-step process. The first step is a comparison of the fair values of the Company’s reporting units to their respective carrying amounts. A reporting unit is an operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. The Company has determined that the consolidated Company represents a single reporting unit. The Company’s management believes that a step-one test performed by using enterprise book value (equity value plus debt, less cash and cash equivalents) as the “carrying amount” for purposes of the test provides a better indication as to whether a potential impairment of goodwill exists and whether a step-two test should be performed, than the use of equity carrying value as the “carrying amount”.

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

The estimated implied fair value of goodwill is determined by using an income approach. The income approach estimates fair value based on the reporting unit’s (i.e., the consolidated Company’s) estimated future cash flows, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the overall level of inherent risk of that reporting unit. The income approach also requires the Company to make a series of assumptions concerning matters such as discount rates, revenue projections, profit margin projections and terminal value multiples.

The Company estimated its discount rates based on a blended rate of return, considering both debt and equity for comparable publicly-traded companies engaged in internet software services or application software. These comparable publicly traded companies operate in the same or a similar industry as the Company and have operating characteristics that are similar to the Company’s. The Company estimated its revenue projections and profit margin projections based on internal forecasts about future performance.

The estimated implied fair value obtained by using the income approach is compared to fair value obtained under a market approach for reasonableness. The market approach estimates fair value by applying sales, earnings and cash flow multiples to a reporting unit’s operating performance. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the relevant reporting unit (in this case, the consolidated Company). The market approach requires the Company to make a series of assumptions relating to, among other things, the selection of comparable companies, comparable transactions and transaction premiums.

The estimated fair value of the consolidated Company as a reporting unit as of December 31, 2013 and 2012 was substantially in excess of its enterprise book value. Therefore, no impairment of goodwill was recorded during either 2013 or 2012.

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting or, if not related to an asset or liability for financial reporting, according to the expected reversal dates of the specific temporary differences.

For uncertain tax positions, the Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining whether the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within income tax expense.

As of December 31, 2013 and December 31, 2012, the Company recognized approximately $11 and $30, respectively, for unrecognized tax benefits, interest and penalties, which are included in other accounts payable and accrued expenses in the Company’s consolidated balance sheets.

Revenue recognition:

The Company generates revenues from licensing the right to use its software products directly to end-users. The Company also enters into license arrangements with indirect channels such as resellers and systems integrators whereby revenues are recognized upon sale to the end user by the reseller or the system integrator.

The Company also generates revenues from rendering professional services, including consulting, customization, implementation, training and post-contract maintenance and support.

Revenues from software license agreements are recognized in accordance with ASC 985-605-15 (“Software Revenue Recognition”).

ASC 985-605-15 generally requires revenue earned via software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the respective elements. ASC 985-605-15 requires that revenue be recognized under the “residual method” when vendor specific objective evidence (“VSOE”) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method, any discount in the arrangement is allocated to the delivered elements. The VSOE of fair value of an undelivered element is determined based on the price charged for the undelivered element when sold separately. For post-contract customer support, the Company determines the VSOE based on the renewal price charged. For other services, such as consulting, implementation and training, the Company determines the VSOE based on the fixed daily rate charged in stand-alone service transactions. If VSOE of fair value does not exist for all elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue is deferred until such evidence exists for the undelivered elements, or until all elements are delivered, whichever is earlier.

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

Multiple element arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. Services that are considered essential consist primarily of significant production, customization or modification. If such services are provided as part of the arrangement, revenues under the arrangement are recognized using contract accounting based on a percentage of completion method, by comparing actual labor days incurred to total labor days estimated to be incurred over the duration of the contract, in accordance with ASC 605-35-05 (“Construction-Type and Production-Type Contracts”).

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company classifies revenue as either software license revenue or services revenue. The Company allocates revenue based on the VSOE established for elements in each revenue arrangement and applies the residual method in arrangements in which VSOE was established for all undelivered elements. If the Company is unable to establish the VSOE for all undelivered elements, the Company first allocates revenue to any undelivered elements for which the VSOE has been established and then allocates revenue to the undelivered element for which the VSOE has not been established, based on management’s best estimate of the fair value of those undelivered elements, and then applies the residual method to determine the license fee. Management’s best estimate of fair value of undelivered elements for which the VSOE has not been established is based upon the VSOE of similar offerings and other objective criteria.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2013, 2012 and 2011, no such losses were identified by the Company.

Deferred revenues include unearned fees received under maintenance and support contracts, and other amounts received from customers but not recognized as revenues in the current period.

The Company does not grant a right-of-return to its customers. The Company generally provides a warranty period of three months at no extra charge. As of December 31, 2013 and 2012, the Company’s provision for warranty cost was immaterial.

Advertising Costs:

The Company records advertising expenses as incurred, which amounted to approximately $70, $70, and $74 in the years ended December 31, 2013, 2012, and 2011, respectively, and which have been included as part of selling and marketing expenses.

Research and development costs:

Research and development expenses include salaries, employee benefits and other costs associated with product development, and are charged to income as incurred. Participations and grants received by the Company or its subsidiaries in respect of research and development activities are recognized as a reduction of research and development expenses as the related costs are incurred, or as the related milestone is met. Upfront fees received by the Company or its subsidiaries in connection with cooperation agreements are deferred and recognized over the period of the applicable agreements as a reduction of research and development expenses.

Capitalization of internally developed computer software costs begins upon the establishment of technological feasibility based on a working model. Due to the relatively short time period between the date on which the products achieve technological feasibility and the date on which they generally become available to customers, costs subject to capitalization have been immaterial for the Company and its subsidiaries and have been expensed as incurred.

Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and a long-term receivable.

The majority of the Company’s cash and cash equivalents are invested in dollar instruments with major banks in the United States and Israel. Such cash and cash equivalents may be in excess of insured limits or may not be insured at all in some jurisdictions. The amounts on deposit at December 31, 2013 and 2012 exceed the $250 federally insured limit by $667 and $93, respectively. Management believes that the financial institutions that hold the Company’s cash and cash equivalents are financially sound, and, accordingly, minimal credit risk exists with respect to these assets.

The Company’s trade receivables are derived from sales to customers from a variety of industries and located primarily in North America, Europe, South America and Asia Pacific. While the Company does not require collateral from its customers, it does perform continuing credit evaluations of its customers’ financial condition.

As of December 31, 2013 three customers accounted for 65% of trade receivable and as of December 31, 2012 four customers accounted for 52% of trade receivable. The Company is not aware of any financial difficulties being experienced by its major customers.

The Company and its subsidiaries had no off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements, as of December 31, 2013 and 2012.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Allowance for doubtful accounts:

The allowance for doubtful accounts is determined on the basis of analysis of specific debts for which collection is doubtful. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with such customers, the economic environment, the industry in which such customers operate and financial information available concerning such customers. In management’s opinion, the allowance for doubtful accounts adequately covers anticipated losses with respect to the Company’s accounts receivable. No allowance for doubtful accounts was required for the years ended December 31, 2013 and 2012.

Long term convertible debt:

The Company presented the outstanding principal amount of its long term convertible debt as a long-term liability in accordance with ASC Topic 470-20 (“Debt with Conversion and Other Options”). The debt was classified as a long-term liability until the date of conversion, on which it was to be reclassified as equity or as a short-term liability if the next contractual redemption date was less than twelve months from the balance sheet date. Accrued interest on the convertible debt was included in other accounts payable and accrued expenses. Since the contractual redemption date was August 3, 2013, which was less than twelve months from the previous year’s balance sheet date, the convertible debt was reclassified as a short-term liability as of December 31, 2012.

On July 18, 2012 the Company and the lender under the convertible debt, LibertyView Special Opportunities Fund, L.P. (“LibertyView”) agreed to modify the convertible debt agreement such that the Company would pay $270 of the original debt of $480 that was due in August 2013, in twelve equal monthly installments starting in July 2012. Under the terms of the agreement, the modified amount of $270 would not bear interest and LibertyView could convert the balance of the original debt into the Company’s ordinary shares, par value NIS 5.0 per share (“Ordinary Shares”) at any time at the original conversion price, prior to the last payment in June 2013. Once the Company was to pay all installments, the remaining outstanding balance of the original debt of $480, less any amount converted by LibertyView to Ordinary Shares prior to June 2013, was to be automatically forgiven and was to cease to be outstanding, and the entirety of the original debt was to be considered indefeasibly paid for all intents and purposes.

As part of the modified agreement the Company granted the lender under the convertible debt a warrant to purchase 60,000 Ordinary Shares of the Company at an exercise price of $0.80 per share,(the “Warrant”) which the lender is permitted to exercise in whole or in part no later than July 2015 (see Note 12- Warrants).

As provided in ASC 405-20-40, a liability is removed from the statement of financial position only if the creditor is paid and the debtor is relieved of the obligation, or the debtor is released legally either by the creditor or judicially from being the primary obligor. Therefore, any gain or loss resulting from the arrangement will be determined when and if any amount is forgiven.

Because the Company met all of the payment conditions and LibertyView did not convert any portion of the balance of the original debt to Ordinary Shares prior to payment of the last installment, which occurred in June 2013, the remaining outstanding principal balance of $210 was forgiven and was recorded as gain from forgiveness of debt in the Company’s statement of operations for the year ended December 31, 2013.

Furthermore, in June 2013 the Company repurchased the Warrant from LibertyView for an amount of $6, which was recorded in financial expenses.

For further details, see Note 9 below.

Convertible note:

The Company presents the outstanding principal amount of a convertible note that it issued in 2007 (see Note 12(a)) in shareholders’ equity in accordance with ASC Topic 815 (“Derivatives and Hedging”) and ASC Topic 480 (“Distinguishing Liabilities from Equity”). The convertible note is classified as an equity component since it has no repayment date, does not bear any interest, and may only be converted into Ordinary Shares. The convertible note was classified as paid-in capital in shareholders’ equity until the date of actual conversion (which subsequently occurred, as described in Note 17(a) below).

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Earnings (loss) per share:

Basic and diluted net income per share are presented in conformity with ASC 260 (“Earnings per Share”) for all years presented. Basic net earnings or loss per share is computed by dividing income or loss from continuing operations and from discontinued operations by the weighted average number of Ordinary Shares outstanding during the applicable period. Diluted net earnings or loss per share is computed by dividing net income or loss by the weighted average number of Ordinary Shares and potentially dilutive securities, as calculated using the treasury stock method, outstanding during the period. Potentially dilutive securities include shares issuable upon conversion of the convertible note. The Company’s outstanding Preferred A Shares are considered Ordinary Shares for this purpose, since they may be converted into Ordinary Shares at any time on a one-for-one basis.

Outstanding stock options, unvested restricted shares, warrants and shares issuable upon conversion of the long-term convertible debt have been excluded from the calculation of basic and diluted net earnings or loss per share to the extent that such securities are anti-dilutive. The total weighted-average number of shares excluded from the calculation of diluted net earnings or loss per share was 578, 31,871, and 464,256 for the years ended December 31, 2013, 2012 and 2011, respectively.

The following table summarizes information related to the computation of basic and diluted net earnings (loss) per share for the years indicated (U.S. dollars in thousands, except share and per share data).

	Year ended December 31
	2013	2012	2011
Income (loss) from continuing operations attributable to ordinary shares	1,483	911	(205)
Loss from discontinued operations attributable to ordinary shares	—	—	(14)

Net income (loss) attributable to ordinary shares	1,483	911	(219)

Weighted average number of shares outstanding used in basic earnings (loss) per share calculation	4,064,298	3,896,018	3,671,547
Potential shares issuable upon conversion of convertible note	363,636	363,636	—
Additional shares underlying unvested stock	32,501	20,307	—

Weighted average number of ordinary shares outstanding used in diluted earnings (loss) per share calculation	4,460,435	4,279,961	3,671,547

BASIC NET EARNINGS (LOSS) PER SHARE (US$)
Continuing operations	0.36	0.23	(0.06)
Discontinued operations	—	—	0.00
Net income (loss)	0.36	0.23	(0.06)
DILUTED NET EARNINGS (LOSS) PER SHARE (US$)
Continuing operations	0.33	0.21	(0.06)
Discontinued operations	—	—	0.00
Net income (loss)	0.33	0.21	(0.06)

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The following table summarizes the various categories of expense recognized for share-based compensation as a result of the application of ASC 718:

	2013	2012	2011
Cost of revenues	$—	$1	$—
Research and development cost	2	1	—
Selling and marketing expenses	15	8	5
General and administrative expenses	19	68	97

Total stock-based compensation expense	$36	$78	$102

All restricted shares granted to employees in 2013 and 2011 were granted for no consideration; therefore their fair value was equal to the share price at the date of grant. No restricted shares were granted in 2012. The weighted average grant date fair value of shares granted during the years 2013 and 2011 was $1.35 and $1.10, respectively.

The unrecognized stock-based compensation cost calculated under the fair value method for shares incentives expected to vest (unvested shares net of expected forfeitures) as of December 31, 2013 was approximately $321 and is expected to be recognized over a weighted-average period of 3 years.

Sale of receivables:

From time to time, the Company sells certain of its accounts receivable to third parties, within the normal course of business, where such sales constitute a true sale, as determined in ASC Topic 860 (“Transfers and Servicing”). Under that accounting codification, a true sale occurs when control and risk of those trade receivables are fully transferred such that (a) the Company (i) transfers the proprietary rights in the receivable from the Company to the third party, (ii) legally isolates the receivable from the Company’s other assets and presumptively puts the receivable beyond the lawful reach of the Company and its creditors even in bankruptcy or other receivership, (iii) confers on the third party the right to pledge or exchange the receivable and (iv) eliminates the Company’s effective control over the receivable in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of a failure by the Company to fulfill its legal obligation, (b) the relevant receivable is derecognized and (c) cash is recorded. Where receivables are sold and the transfer of the right to future receipt of cash is related to underlying sales transactions for which the revenue has not been recognized but is ultimately expected to be recognized, the receivable is not derecognized and a liability is recorded as deferred revenue until the liability is discharged through the recognition of the revenue.

The balance of sold receivables amounted to approximately $141 and $350 as of December 31, 2013 and 2012, respectively. Sales of accounts receivable, related to transactions for which revenue has been recognized, amounted to $141 and $232 as of December 31, 2013 and 2012, respectively, and sales of accounts receivable, related to an annual renewal of support and maintenance transactions for which the revenue has been recorded as deferred revenue and is ultimately expected to be recognized as revenue, amounted to $0 and $118 as of December 31, 2013 and 2012, respectively.

The Company pays factoring fees associated with the sale of receivables based on the dollar value of the receivables sold and the time of payment. Such fees, which are considered to be primarily related to the Company’s financing activities, are included in financial expenses, net in the Company’s consolidated statements of operations.

Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating fair value disclosures for financial instruments:

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

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The carrying amount of the Company’s borrowings under its long- term debt approximates fair value because the interest rates on the instruments (i) fluctuate due to the variable rates of interest accruing on such debt and (ii) represent borrowing rates that are also available in the market on similar terms.

Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220, “Comprehensive Income.” This accounting codification establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that there is only a single component of other comprehensive income for the year ended December 31, 2011, which relates to foreign currency translation adjustments. No components of other comprehensive income were included for the years ended December 31, 2013 and 2012.

In May 2011, the FASB issued guidance that changed the requirement for presenting “Comprehensive Income” in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The Company adopted this new guidance on January 1, 2012. However, since there was only one component of other comprehensive income for the year ended December 31, 2011 and none for the years ended December 31, 2013 and 2012, no additional statement was necessary.

Reclassification:

Certain prior period amounts have been reclassified to conform to the current period presentation.

Impact of recently issued accounting standards:

In February 2013, the FASB issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires companies to disclose significant amounts that have been reclassified out of accumulated other comprehensive income. Amounts that are required to be reclassified in their entirety to net income must be disclosed either on the face of the income statement or in the notes to the financial statements. Amounts that are not required to be reclassified in their entirety to net income in the same reporting period must be disclosed by a cross reference to other disclosures that provide additional information regarding such amounts. ASU No. 2013-02 is effective for fiscal years and interim periods beginning after December 15, 2012. The adoption of ASU No. 2013-02 has not had a material impact on the Company’s financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which provides explicit guidance on the financial statement presentation of an unrecognized tax benefit. ASU No. 2013-11 requires unrecognized tax benefits to be presented as a reduction to a deferred tax asset, except that, if a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position, then the unrecognized tax benefit should be presented as a liability. ASU No. 2013-11 has become effective for fiscal years and interim periods beginning after December 15, 2013. The adoption of ASU No. 2013-11 has not had a material impact on the Company’s financial position or results of operations.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The standard requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also includes a cohesive set of disclosure requirements intended to provide users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a company’s contracts with customers. ASU 2014-09 will be effective beginning the first quarter of the Company’s fiscal year 2017 and early application is not permitted. The standard allows for either “full retrospective” adoption, meaning the standard is applied to all of the periods presented, or “modified retrospective” adoption, meaning the standard is applied only to the most current period presented in the financial statements. The Company is currently evaluating the effect ASU 2014-09 will have on the Company’s Consolidated Financial Statements and disclosures.

NOTE 3:- DISCONTINUED OPERATIONS

During fiscal year 2011, the Company decided to explore strategic alternatives to its direct sales activities in Australia in order to focus on indirect channels in the Asia-Pacific region, a decision which culminated in the sale of ViryaNet Australia. ViryaNet Australia’s revenues and assets accounted for, and constituted (respectively) less than 10% of the Company’s consolidated revenues and assets during each of the three years in the period ended December 31, 2011. On December 31, 2011, the Company completed the sale of 100% of the common stock of ViryaNet Australia to the Hosking Family Trust, owned by the former general manager of ViryaNet Australia, Mark Hosking (the “Buyer”), for consideration of $340. The consideration is to be paid as follows; $100 was due and paid on January 2, 2012 and the balance of $240 is paid over a period of four years in equal quarterly installment starting March 31, 2012, and bears interest at a fixed annual rate of 3.5%, paid quarterly. The balance of the Buyer’s payment obligation is secured through a personal guarantee provided by the Buyer. The Buyer’s payments during fiscal year 2014 in an aggregate amount of $76 are classified as current maturities within prepaid and other receivables in current assets, and the payments to be made beyond December 31, 2014, in an aggregate amount of $63, are classified as a long-term receivable on the Company’s consolidated balance sheets.

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

Information related to ViryaNet Australia and ViryaNet Europe (the “Former Subsidiaries”) has been reflected in the accompanying consolidated financial statements as follows:

•	Balance sheets – As a result of the disposal of both Former Subsidiaries, there are no remaining assets and liabilities related to those Former Subsidiaries in the Company’s consolidated balance sheets as of December 31, 2012 and 2013.

•	Statements of operations – The Former Subsidiaries’ loss from operations for the year ended December 31, 2011 has been classified as discontinued operations. Loss from discontinued operations for the year ended December 31, 2011 also includes additional gain and loss on disposal of the Former Subsidiaries, as further described below. The statement of operations for the years ended December 31, 2013 and 2012 does not include any amount related to discontinued operations.

•	Statements of cash flows – The Former Subsidiaries’ cash flows prior to their disposal for the year ended December 31, 2011 have been included in, and not reported separately from, the Company’s cash flows. The consolidated statements of cash flows for the year ended December 31, 2011 also include the effects of the disposal of the Former Subsidiaries.

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

The impact of the transactions and/or processes whereby the above-described operations were discontinued during the year ended December 31, 2011 is summarized as follows:

Subsidiary	Location	Proceeds	Gain (Loss)
ViryaNet Australia	Australia	$340	$250
ViryaNet Europe	United Kingdom	—	(128)

The table below summarizes certain financial information with respect to the Company’s discontinued operations for the year ended December 31, 2011:

Revenues	$790

Loss from discontinued operations (No income tax expense or benefit)	(136)
Gain on disposal of discontinued operations (No income tax expense or benefit)	122

Total loss from disposal of discontinued operations	$(14)

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

Other accounts receivable and prepaid expenses consisted of the following:

	December 31,
	2013	2012
Prepaid expenses	$215	$136
Current maturities of long-term receivable (see Note 3)	76	73
Government authorities	13	7

	304	$216

NOTE 5:- PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following as of the year-end dates listed below:

	As of December 31,
	2013	2012
Cost:
Computers, peripheral equipment and software	$1,429	$1,407
Office furniture and equipment	199	197
Leasehold improvements	91	91

	1,719	1,695

Accumulated depreciation	1,671	1,625

Depreciated cost	$48	$70

Depreciation expense for the years ended December 31, 2013, 2012 and 2011 was approximately $46, $52 and $45, respectively.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:- SHORT-TERM BANK CREDIT

The Company’s short-term bank credit as of December 31, 2013 and 2012 was denominated in New Israeli Shekels, or NIS, and its weighted average interest rates were 6.2% and 7%, respectively.

The Company has credit facilities with Bank Hapoalim (the “Bank”) and Bank Leumi that enable it to borrow funds under a revolving line of credit. The line of credit denominated in NIS currency accrues interest on the daily outstanding balance at the prime rate plus 3.3% per annum.

On December 18, 2011 the Bank agreed to convert a short term credit in an amount of $360 and a long-term loan in an amount of $100 to a long-term loan in an amount of $460, payable in 11 monthly payments starting February 6, 2013 (see Note 8).

The Company’s former bank covenants, as part of its overall bank financing arrangement, required that on a quarterly basis (i) the Company’s shareholders’ equity shall be at least the higher of (a) 13% of its total assets, or (b) $ 1,500, and (ii) the Company’s cash balance shall not be less than $500.

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

On January 20, 2013 the Bank agreed to perpetually cancel the bank covenants and starting from the first quarter of 2013, the bank covenants are no longer in effect. In connection with the cancellation, the Company paid fees of $5 to the Bank.

The Company’s debt to the Bank is secured in favor of the Bank by a floating charge on all of the Company’s assets and by a personal guarantee of Samuel HaCohen, the Company’s Chairman of the Board of Directors.

NOTE 7:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts payable and accrued expenses consisted of the following:

	December 31,
	2013	2012
Employees and payroll accruals	$1,029	$946
Accrued expenses	355	442

	$1,384	$1,388

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- LONG-TERM BANK LOAN

a.	Long-term loans classified by currency of repayment were as follows as of the year-end listed in the below table:

	Currency	Interest Rate	December 31,
Bank			2013	2012
Bank Hapoalim (1)	U.S. $	LIBOR*+ 3.25%	$—	$37
Bank Hapoalim (2)	U.S. $	LIBOR**+ 5.70%	—	460
Bank Otsar Ha-Hayal (3a)	NIS	PRIME+3.50%	144	180
Bank Otsar Ha-Hayal (3b)	NIS	PRIME+3.50%	273	336
Bank Otsar Ha-Hayal (4a)	NIS	PRIME+3.50%	114	130
Bank Otsar Ha-Hayal (4b)	NIS	PRIME+3.50%	121	—
Less - current maturities			(199)	(646)

			$453	$497

*	3 Months LIBOR
**	1 Month LIBOR
(1)	Payable monthly through January 1, 2013.
(2)	On December 18, 2011, the Bank agreed to convert an outstanding short term credit in an amount of $360 and a long-term loan balance in an amount of $100 to a long-term loan in a total amount of $460, payable in 11 monthly payments starting February 6, 2013. The interest is payable monthly starting January 6, 2012. There was no gain or loss from the conversion. The conversion was accounted for as a modification of debt under ASC 470-50-40-14.
(3)	a. On June 28, 2011 the Company received an approval from the State Guaranteed Medium Business Assistance Fund (the “Fund”) for a loan in an amount of NIS 2,100,000, guaranteed by the Israeli government. The disbursement of the loan to the Company was contingent upon its securing an equity investment of at least NIS 500,000. The required equity investment may be effected in one of two manners: (i) a restricted shareholders’ loan payable after five years, or (ii) an equity investment in which the investors receive Company shares. The Company elected the equity investment route.

On July 7, 2011, following the receipt by the Company of NIS 170,000, or $50, via an equity investment by Jerusalem Technology Investments pursuant to a share purchase agreement dated June 30, 2011 (see Note 12(c)), thereby meeting, in part, the condition for disbursement of the loan, the Company received part of the total amount approved to it under the loan— NIS 750,000— from the Fund’s participating bank, Bank Otsar Ha-Hayal (“Bank Otsar”). The Loan bears annual interest at the Israeli prime rate, plus 3.5% (equal to 8.57% as of the time of the initial loan disbursement), and the principal and interest are payable in 49 equal monthly payments of NIS 18,080 each (which includes interest), beginning on August 6, 2012. Interest is payable on a monthly basis beginning on August 6, 2011.

b. The balance of the loan provided by Bank Otsar, or NIS 1,350,000, was disbursed to the Company on September 6, 2011. The loan bears annual interest at the Israeli prime rate, plus 3.5% (equal to 8.57% as of the time of the initial loan disbursement), and the principal and interest are payable in 49 equal monthly payments of NIS 32,545 each (which includes the interest), beginning on September 8, 2012. Interest is payable on a monthly basis beginning on October 7, 2011.

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

c. Repayment of the loan provided by Bank Otsar is guaranteed by the Israeli government, as well as by a personal guarantee of Samuel HaCohen, the Company’s Chairman of the Board of Directors.

(4)	a. On October 17, 2012 the Company received approval from the Fund for an additional loan in an amount of NIS 1,000,000, guaranteed by the Israeli government, and on October 24, 2012 the Company received NIS 500,000 of the approved amount. The repayment of the loan is secured by a restriction on the Company’s access to an amount of NIS 90,000 of the loan proceeds, and by a personal guarantee of Samuel HaCohen, the Company’s Chairman of the Board of Directors (see note 16) and by the Israeli government.

The loan from Bank Otsar bears annual interest at the Israeli prime rate, plus 3.5% (equal to 7.25% as of the time of loan disbursement), and the principal and interest are payable in 60 equal monthly payments of NIS 9,960 each (which includes interest as well), beginning on November 29, 2012.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- LONG-TERM BANK LOAN (CONT.)

b. On January 13, 2013 the Company received a loan of NIS 500,000 from Bank Otsar Ha-Hayal, which was the second installment of the additional loan of NIS 1,000,000 approved by the State Guaranteed Medium Business Assistance Fund. The repayment of the loan is secured by a restriction on the Company’s access to an additional amount of NIS 145,000 from the loan proceeds, by a personal guarantee of Samuel HaCohen, the Company’s Chairman of the Board of Directors and by the Israeli government’s guarantee.

The loan bears annual interest at the Israeli prime rate, plus 3.5% (equal to 6.75% as of the time of loan disbursement), and the principal and interest are payable in 60 equal monthly payments of NIS 9,842 each (which includes the interest as well), beginning on February 14, 2013.

b.	The Company’s loans (net of current maturities) mature in the following years after the respective balance sheet dates listed below:

	December 31,
	2013	2012
2013	—	646
2014	199	160
2015	216	174
2016	174	138
2017	60	25
2018	3	—

Total	$652	$1,143

c.	For details concerning charges, bank covenants and security interests related to the Company’s loans, see Notes 6 and 11(c).

NOTE 9:- LONG TERM CONVERTIBLE DEBT

Long – term convertible debt issued by the Company was as follows as of the dates listed below:

	Interest rate	December 31,
		2013	2012
Convertible debt:
Par	7.5%	$—	$345
Deemed premium, net *		—	7

Reclassification to current liabilities		—	352

		$—	$—

*	Amortization of the deemed premium added to income was $15 for 2012 and $7 for 2013.

The convertible debt owed to LibertyView carried interest at a rate of 7.5%, payable quarterly, was due on August 3, 2013 and was convertible into the Company’s Ordinary Shares at the discretion of LibertyView at any time during the term of the loan at a price of $11.025 per Ordinary Share.

On July 18, 2012 the Company and LibertyView agreed to modify the convertible debt agreement such that the Company would pay $270 of the original debt of $480 that was due in August 2013, in twelve equal monthly installments starting in July 2012, The Company paid all installments and since LibertyView did not convert the balance of the original debt or any portion of it to Ordinary Shares prior to payment of the last installment, then upon the payment of the final installment in June 2013, an amount of $210, which was the remaining outstanding balance of the original debt of $480, was forgiven and ceased to be outstanding, and the entirety of original debt was considered indefeasibly paid for all intents and purposes.

The Company repaid $ 135 per year under this arrangement during each of 2013 and 2012.

For further details, see Note 2 “Significant Accounting Policies – Long Term Convertible Debt.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- SEVERANCE PAY:

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

Severance expenses for the years ended December 31, 2013, 2012 and 2011 amounted to approximately $120, $70 and $92 respectively.

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments:

The Company participated in the past in programs sponsored by the Israeli Government for the support of research and development activities, through the Office of the Chief Scientist of Israel’s Ministry of Economy (formerly the Ministry of Industry, Trade and Labor) (the “OCS”). The Company had obtained aggregate grants from the OCS of $372, which were received during fiscal years 2002 and 2003.

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

Through December 31, 2013, the Company had paid or accrued royalties to the OCS in an amount of $42. As of December 31, 2013, the total contingent liability to the OCS amounted to $404.

b.	Lease commitments:

The Company’s facilities, its subsidiaries’ facilities and its motor vehicles are leased under various operating lease agreements, which expire on various dates, the latest of which is in 2016.

Future minimum rental payments for facilities under non-cancelable operating leases are as follows:

Year ending December 31,	Operating Lease Obligations
2014	351
2015	326
2016	213

Total	$890

The Company extended the current office lease agreement for its offices in Jerusalem, Israel, which expired in November 2012, through October 2015, with an option to extend it for another three years. The Company leases 6,025 square feet of office space, which is utilized primarily for administrative, research and development, service and technical support purposes, with an average annual rent of approximately $145 payable starting in November 2012.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

ViryaNet, Inc., the Company’s US subsidiary located in Massachusetts, signed a new office lease agreement in February 2011 and relocated its facilities in June 2011 to a new location in Westborough, Massachusetts. ViryaNet Inc. leases 10,372 square feet of office space, which is utilized primarily for administrative, marketing, sales, service and technical support purposes, with an average annual rent of approximately $197, payable starting in January 2012. The non-cancellable lease agreement for these premises expires on December 31, 2016 and contains a rent escalation clause. The long-term deferred rent payable that appears on the Company’s balance sheet as of December 31, 2013 includes accrued fees for these facilities that are paid over the lease period.

Lease expenses in respect of facilities were approximately $342, $316 and $343 for the years ended December 31, 2013, 2012 and 2011, respectively.

Lease expenses in respect of motor vehicles for the years ended December 31, 2013, 2012 and 2011 were approximately $132, $136 and $150, respectively. In addition, as of December 31, 2013, future minimum rental payments for motor vehicles leased for the years 2014, 2015 and 2016 were $92, $25 and $12 respectively.

c.	Charges and guarantees:

1.	There is a floating charge on all of the Company’s assets in favor of the Bank.

2.	The Company has obtained a bank guarantee in an amount of $79, in order to secure an office lease agreement.

NOTE 12:- SHAREHOLDERS’ EQUITY

The Company’s Ordinary Shares are quoted and traded on the OTCQB (a marketplace for OTC reporting issuers who are current in their reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

The Company’s Preferred A Shares are not publicly traded.

a. General:

(i).	The Ordinary Shares and the Preferred A Shares confer upon holders thereof the right to receive notice of, participate in and vote at general shareholder meetings of the Company, the right to receive dividends, if declared, and the right to receive any remaining assets of the Company upon liquidation, if any, after full payment is made to any creditors.

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

(ii).	On December 19, 2007, the Company issued to a group of financial investors 363,636 Ordinary Shares at a price of $1.65 per share for total consideration of $600. The transaction also included the issuance by the Company of a non-interest bearing convertible note of $600 principal amount that is convertible into 363,636 Ordinary Shares at a conversion price of $1.65 per Ordinary Share and warrants to purchase an aggregate of up to 600,000 Ordinary Shares at an exercise price of $2.00 per Ordinary Share, which expired on December 19, 2010. The convertible note does not have any maturity date, does not bear any interest, is not subject to repayment in any event, including liquidation, can only be converted into Ordinary Shares at any time at the holder’s discretion and is classified as paid-in capital in shareholders’ equity until the date of actual conversion (see Notes 2 and 17).

As of December 31, 2013 and 2012, the total amount of the convertible note of $600 was classified as equity in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities” and ASC 480, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS’ EQUITY (CONT.)

(iii).	On June 30, 2011, the Company entered into a share purchase agreement (the “SPA”) with Jerusalem Technology Investments Ltd, (the “Investor”), a company with which two of the Company’s directors—Samuel HaCohen and Vladimir Morgenstern— and one of the Company’s major shareholders (Jerusalem High-tech Founders, Ltd.) are affiliated. Pursuant to the SPA, the Investor committed to invest in the Company an amount of $250 within 31 days from the date of the agreement, as consideration for the issuance to the Investor of 250,000 of the Company’s Ordinary Shares at a price of $1.00 per Ordinary Share. 50,000 of those Ordinary Shares were issued on June 30, 2011, upon a payment of $50 by the Investor. In February 2012, the Investor invested an additional $75, a portion of its total commitment, as consideration for the issuance to the Investor of an additional 75,000 of the Company’s Ordinary Shares. This equity financing constituted an extraordinary transaction in which two of the Company’s directors possessed a personal interest and was therefore approved by the Company’s audit committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.

On December 17, 2012 the Company and the Investor reached an agreement under which the parties terminated the SPA by mutual consent such that no further investment will be made under the SPA by the Investor, and each of the Company and the Investor released each other from any claims related to the SPA. In lieu of the additional amount of $125 that was not invested, Samuel HaCohen, the Company’s chairman and an affiliate of the Investor, signed a personal guarantee in favor of two banks, Bank Otsar Ha-Hayal and Bank Leumi, in order to enable the Company to secure loans from these banks (see Note 8). No further consideration was provided to the Investor and/or Samuel HaCohen in connection with the personal guarantee. This agreement constituted an extraordinary transaction with a director who possessed a personal interest and was therefore approved by the Company’s audit committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.

(iv).	During 2012 the Company issued 15,380 Ordinary Shares to investors in payment of interest expenses.

(v).	During 2012 the Company issued 7,500 Ordinary Shares to a service provider as consideration for consulting services.

(vi).	During 2013 the Company issued 30,000 Ordinary Shares to a service provider as consideration for consulting services.

b. Stock – based compensation:

(i).	The Company’s previous stock options plans, the 1996, 1997, 1998 and 1999 Stock Option Plans (the “Prior Plans”), expired prior to December 31, 2009.

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

As of December 31, 2013, an aggregate of 213,784 Ordinary Shares of the Company were available for future grant under the 2005 Share Option Plans.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS’ EQUITY (CONT.)

(ii).	During the year ended December 31, 2011, the Company granted to its directors an aggregate of 75,000 restricted share units, which were released from restriction during 2011. The Company has accounted for this award in accordance with ASC 718-10. The total grant date fair value of $83, reflecting the quoted market price of the Company’s Ordinary Shares as of the date of grant over the purchase price of $0, was recorded as compensation expense ratably over the release period of the restricted shares units.

(iii).	No restricted share units or options were granted during the year ended December 31, 2012.

(iv).	During the year ended December 31, 2013, the Company granted to its employees and directors an aggregate of 310,000 restricted share units. Of the restricted share units that were granted, 153,332 shares were released in 2013 and 156,668 shares are released ratably on an annual basis over one to three-year release period, starting from the date of grant. Release of the restrictions from the restricted share units is subject to acceleration upon the occurrence of certain events such as a merger or acquisition. The Company has accounted for this award in accordance with ASC 718-10. The total grant date fair value of $418, reflecting the quoted market price of the Company’s Ordinary Shares as of the date of grant over the purchase price of $0, is recorded as compensation expense ratably over the release period of the restricted share units.

(v).	No options were exercised during the years ended December 31, 2013, 2012 or 2011. No compensation expense related to options was recognized during the years ended December 31, 2013, 2012 or 2011.

(vi).	A summary of the status of the Company’s restricted share units as of December 31, 2013, 2012 and 2011, and changes during the years then ended is presented below:

Year ended December 31, 2011

Restricted share units	Number of Restricted Share Units	Weighted average grant- date fair value
Restricted at January 1, 2011	146,580	$0.72
Granted	75,000	$1.10
Vested	(123,861)	$0.95
Forfeited	(48,414)	$0.72

Restricted at December 31, 2011	49,305	$0.72

Year ended December 31, 2012

Restricted shares units	Number of Restricted Share Units	Weighted average grant- date fair value
Restricted at January 1, 2012	49,305	$0.72
Granted	—	$—
Vested	(22,986)	$0.72
Forfeited	(3,333)	$0.70

Restricted at December 31, 2012	22,986	$0.72

Year ended December 31, 2013

Restricted shares units	Number of Restricted Share Units	Weighted average grant- date fair value
Restricted at January 1, 2013	22,986	$0.72
Granted	310,000	$1.35
Vested	(176,317)	$0.53
Forfeited	—	—

Restricted at December 31, 2013	156,669	$2.18

(vii).	Options and shares issued to consultants:

As of December 31, 2013, there were no outstanding options or restricted share units that had been issued to consultants.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS’ EQUITY (CONT.)

c.	Warrants:

The Company’s outstanding warrants that had been issued to investors and consultants were as follows as of December 31, 2013 and 2012:

	Warrants to purchase Ordinary Shares	Exercise price per share	Exercisable through	Outstanding as of December 31, 2013	Outstanding as of December 31, 2012
Issued April 1998	578	$1.25	No expiration date	578	578
Issued July 2012 (1)	60,000	0.80	July 12, 2015	—	60,000

(1)	In connection with a July 2012 agreement with LibertyView, which made a convertible loan to the Company (see Note 9) the Company granted LibertyView warrants to purchase 60,000 Ordinary Shares of the Company at an exercise price of $0.80 per share, which were to be exercisable in whole or in part no later than July 12, 2015.

This transaction was accounted for according to ASC 470-20. The fair value of these warrants was determined using the Black-Scholes pricing model, assuming a risk free interest rate of 2.15%, a volatility factor of 71%, dividend yield of 0% and expected term of three years. The fair value of these warrants of $21 was amortized during the term of the convertible note, which expired in August 2013.

In June 2013 the Company repurchased the warrants for an amount of $6, which was recorded as financial expense, and as a result the warrants are no longer outstanding.

d. Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency, subject to any statutory limitations. Dividends paid to shareholders in non-Israeli currency may be converted into dollars on the basis of the exchange rate prevailing at the time of payment. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 13:- TAXES ON INCOME

The Company and its subsidiaries file federal and state income tax returns in the U.S. and Israel. ViryaNet Ltd. may be subject to examination by the Israel tax authorities for fiscal years 2010 through 2013. ViryaNet Inc.’s (the U.S. subsidiary) tax returns through 2009 were audited by the U.S. Internal Revenue Service (the “IRS”) which resulted in no incremental tax liability. ViryaNet Inc. may be subject to examination by the IRS for fiscal years 2010 through 2013. ViryaNet Australia and ViryaNet Europe were disposed of during 2011 (see Note 3).

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

Changes in Israeli tax rates:

Israeli companies were generally subject to corporate tax at the rate of 25% on their taxable income for the 2013 and 2012 tax years, and 24% for the 2011 tax year. The corporate tax rate was increased to 26.5% for 2014 and thereafter. Beginning as of 2010, Israeli companies are subject to regular corporate tax rate on their capital gains.

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

On April 1, 2005, an amendment to the Investment Law came into effect (the “2005 Amendment”), which significantly changed the provisions of the Investment Law. The 2005 Amendment limits the scope of enterprises which may be approved by the Israeli Investment Center of the Ministry of Economy (formerly the Ministry of Industry and Commerce) (the “Investment Center”) by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income be derived from export. Additionally, the 2005 Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies that choose the “alternative benefits” track no longer require Investment Center approval in order to qualify for tax benefits. However, the 2005 Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval.

In 2011, new legislation amending to the Investment Law was adopted (the “2011 Amendment”). Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies (requirement of a minimum export of 25% of the company’s total turnover), as opposed to the current law’s incentives, which are limited to income from Approved Enterprises during their benefits period. Under the 2011 Amendment, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, in 2013 7% and 12.5%, respectively and from 2014, 9% and 16%, respectively. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% (20% from 2014) withholding tax (or lower, under an applicable tax treaty).

The “Approved Enterprise” status granted to two of the Company’s investment programs— in February 1989 and March 1995, respectively— expired prior to 2012, and the tax benefits period for the Company’s April 1998 Approved Enterprise program expired in April 2012.

As the Company did not have any taxable income prior to the expiration of this program, the benefits from this program have not been utilized.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (CONT.)

Therefore, as of December 31, 2013, the Company is not entitled to any future benefits under any of these investment programs or any other investment programs.

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

Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. If earnings are distributed in Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income tax (subject to an adjustment for foreign tax credits) and foreign withholding taxes. The Company’s management has determined that it will not distribute any amounts of its undistributed income as a dividend. The Company intends to reinvest the amount of such income. Accordingly, no deferred income taxes have been provided.

Net operating losses carryforward:

ViryaNet Ltd. has accumulated losses for income tax purposes in an amount of approximately $36,857 as of December 31, 2013, which may be carried forward and offset against taxable income and capital gain in the future for an indefinite period.

As of December 31, 2013, the Company’s U.S. subsidiary had a U.S. federal net operating loss carryforward for income tax purposes in an amount of approximately $61,818, which can be carried forward and offset against taxable income for 20 years, expiring between 2018 and 2032.

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

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Under ASC 740 (“Income Taxes”), deferred tax assets, net are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences, unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Significant components of the Company’s deferred tax assets (and the Company’s valuation allowance with respect thereto) as of December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012
Deferred tax assets:
U.S. net operating loss carryforward	$23,058	$23,067
Israeli net operating loss carryforward	9,214	8,692
Other reserve and allowances	498	479

Total deferred tax assets	32,770	32,238
Valuation allowance	(32,770)	(32,238)

Net deferred tax assets	$—	$—

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (CONT.)

As of December 31, 2013, the Company and its subsidiaries have provided a full valuation allowance in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, due to the history of the Company’s operating losses since its founding through 2008 and in 2011, which raises uncertainty concerning the Company’s ability to realize these deferred tax assets in the future. Management believes that it is more likely than not that the deferred tax assets relating to the loss carryforward will not be realized in the foreseeable future and has therefore established a valuation allowance for the full amount of the tax benefits.

Deferred tax asset and valuation allowance in the U.S. did not change significantly from 2012 to 2013. In addition, deferred tax assets and corresponding valuation allowance in Israel decreased by $542 in 2013, due principally to changes in exchange rates between the Israeli Shekel and the US Dollar.

Uncertain tax positions:

As of December 31, 2013 and 2012, the Company maintained one uncertain tax position accrual, in an amount of $11 and $30, respectively.

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

Net income (loss) for the years ended December 31, 2013, 2012 and 2011 is calculated after considering the impact of taxes as follows:

	Year ended December 31,
	2013	2012	2011
Income (loss) from continuing operations before taxes
Domestic	$373	$195	$(424)
Foreign	1,142	743	228

Total	$1,515	$938	$(196)

Taxes on income
Domestic	$—	$—	$—
Foreign	32	27	9

Total	$32	$27	$9

Income (loss) from continuing operations after taxes
Domestic	$373	$195	$(424)
Foreign	1,110	716	219

Total	$1,483	$911	$205

Income (loss) from discontinued operations
Domestic	$—	$—	$—
Foreign	—	—	(14)

Total	$—	$—	$—

Net income (loss)
Domestic	$373	$195	$(424)
Foreign	1,110	716	205

Total	$1,483	$911	$(219)

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (CONT.)

Reconciliation of theoretical tax expense (benefit) attributable to continuing operations to actual tax expense (benefit):

In 2013, 2012 and 2011, the main reconciling items of the statutory tax rate applicable to the Company (25% in 2012 and 2013, 24% in 2011) and the effective tax rate for the Company (2.1% in 2013, 2.9% in 2012 and (4.6%) in 2011) are tax loss carryforwards and other deferred tax assets, for which a full valuation allowance was provided.

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

The following table presents total revenues for the years ended December 31, 2013, 2012 and 2011 and long-lived assets as of December 31, 2013, 2012 and 2011 according to geographic region:

	2013		2012		2011
	Total revenues	Long- lived assets	Total revenues	Long- lived assets	Total revenues	Long- lived assets
North America	$9,656	$32	$9,023	$37	$8,694	$34
Europe	972	16	969	33	714	59
Asia Pacific	619	—	291	—	263	—
South America	367	—	430	—	—	—

	$11,614	$48	$10,713	$70	$9,671	$93

b.	Revenues attributable to major customers:

There was one customer accounted for approximately 12% of the Company’s total revenues in 2013 and one other customer accounted for approximately 11% of the Company’s total revenues in 2012. There were no customers who accounted for 10% or more of the Company’s revenues in 2011.

NOTE 15:- FINANCIAL EXPENSES, NET

The Company’s financial expenses, net during the years ended December 31, 2013, 2012 and 2011 were derived and comprised as presented below:

	Year ended December 31,
	2013	2012	2011
Income:
Foreign currency translation adjustments	—	—	109
Other income	—	—	15

Total income	—	—	124

Expenses:
Interest and bank charges	144	154	253
Foreign currency translation adjustments	145	42	—

Total expenses	289	196	253

Financial expenses, net	$289	$196	$129

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

On December 17, 2012 the Company and the Investor reached an agreement according to which the parties terminated the share purchase agreement by mutual consent such that no further investment will be made under the share purchase agreement by the Investor, and both the Company and the Investor released each other from any claims related to the share purchase agreement. In lieu of the additional amount of $125 that was not invested by the Investor, Samuel HaCohen, the Company’s chairman and an affiliate of the Investor, signed a personal guarantee in favor of two banks, Bank Otsar Ha-Hayal and Bank Leumi, in order to enable the Company to secure loans from those banks (see Note 8). No further consideration was provided to the Investor and/or Samuel HaCohen in connection with the personal guarantee. This agreement constituted an extraordinary transaction with a deemed affiliate of the Company who possessed a personal interest and was therefore approved by the Company’s audit committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.

c)	On December 31, 2011, the Company completed the sale of 100% of the common stock of ViryaNet Australia, to Hosking Family Trust, owned by the former general manager of ViryaNet Australia, Mark Hosking (“Buyer”), for consideration of $340. The consideration is to be paid as follows: $100 was due on January 2, 2012 and the balance of $240 is to be paid over a period of four years in equal quarterly installments starting March 31, 2012, and bears interest at a fixed annual rate of 3.5%, paid quarterly. The repayment of the balance is secured through a personal guarantee provided by the Buyer (see also Note 3). This transaction constituted an extraordinary transaction with the Buyer, who may have been deemed an affiliate of the Company at the time and who possessed a personal interest, and was therefore approved by the Company’s audit committee and Board of Directors in accordance with the requirements of the Companies Law.

NOTE 17:- SUBSEQUENT EVENTS

a)	On March 17, 2014 the convertible note of $600 principal amount which is convertible into 363,636 Ordinary Shares at a conversion price of $1.65 per Ordinary Share at the holder’s discretion (see Note 12b), was converted into 363,636 Ordinary Shares, in accordance with the terms of the convertible note agreement.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- SUBSEQUENT EVENTS (CONT.)

b)	On June 10, 2014, the Company entered into an Agreement and Plan of Merger, or the merger agreement, with Verisae, Inc., a Minnesota corporation, and its wholly-owned subsidiary, under which the Company agreed to be acquired by Verisae, Inc., or Verisae.

The merger agreement calls for Verisae to acquire all of the issued and outstanding shares of the Company for aggregate cash consideration of $18,825, to the Company’s shareholders, subject to a net cash adjustment to be made as of the closing of the transaction. The Company currently anticipates that the consideration per Ordinary share payable at closing shall be in the range of $3.15-$3.40 per share. Closing is expected within approximately 75 days of the signing date of the merger agreement, subject to regulatory approvals in Israel and approval by the Company’s shareholders.

As a result of the acquisition, the Company will become a strategic business unit of Verisae, a global provider of the Connected Facility – an integrated software platform that combines maintenance, machine to machine monitoring, energy, and sustainability software solutions into one.

For a description of this transaction see the proxy statement for the extraordinary general meeting of shareholders at which the transaction will be subject to approval by the Company’s shareholders, which is attached to the Company’s Report of Foreign Private Issuer on Form 6-K that was furnished to the SEC on July 1 2014 and which is incorporated by reference herein.